Form 20-F
period 2007-12-31
Himax Technologies, Inc.
filed 2008-06-20
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

NO. 26, ZIH LIAN ROAD, FONGHUA VILLAGE
SINSHIH TOWNSHIP, TAINAN COUNTY 74445
TAIWAN, REPUBLIC OF CHINA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per ordinary share	The Nasdaq Global Select Market Inc.*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market, Inc. of American Depositary Shares representing such Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 191,979,691 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes      ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes       ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes       ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                              Accelerated filer  ☒                                             Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒         International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes       ☒ No

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

Except as discussed in the next two sentences, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$32.43, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants (as described in “Item 5A. Operating Results—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses”) have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On June 19, 2008, the noon buying rate was $1.00 to NT$30.39. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

•	the terms “we,” “us,” “our company,” “our,” and “Himax” refer to Himax Technologies, Inc., its predecessor entities and subsidiaries;

•	the term “Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“RSUs” refers to restricted share units;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ROC” or “Taiwan” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

•	“PRC” or “China” for purposes of this annual report refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“AMOLED” refers to active matrix organic light-emitting diode;

•	“IC” refers to integrated circuit;

•	“LCOS” refers to liquid crystal on silicon;

•	“LTPS” refers to low temperature poly silicon;

•	“OLED” refers to organic light-emitting diode;

•	“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD;”

•	“processed tape” refers to polyimide tape plated with copper foil that has a circuit formed within it, which is used in tape-automated bonding packaging;

•	“semiconductor manufacturing service providers” refers to third-party wafer fabrication foundries, gold bumping houses and assembly and testing houses;

•	“large-sized panels” refers to panels that are typically ten inches and above in diagonal measurement;

•	“small- and medium-sized panels” refers to panels that are typically less than ten inches in diagonal measurement;

•	all references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the legal currency of the ROC; and

•	all references to “dollars,” “U.S. dollars,” and “$” are to the legal currency of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and the selected consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our reorganization, 100% of our outstanding ordinary shares immediately prior to our initial public offering were owned by former shareholders of Himax Taiwan. See “Item 4.A. History and Development of the Company.” In presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from third parties, net	$29,050	$109,514	$217,420	$329,886	$371,267
Revenues from related parties, net	102,793	190,759	322,784	414,632	546,944
Costs and expenses(1):
Cost of revenues	100,102	235,973	419,380	601,565	716,163
Research and development	21,077	24,021	41,278	60,655	73,906
General and administrative	4,614	4,654	6,784	9,762	14,903
Sales and marketing	2,669	2,742	4,762	6,970	9,334

Operating income	$3,381	$32,883	$68,000	$65,566	$103,905

Net income (loss)(2)	$(581)	$36,000	$61,558	$75,190	$112,596

Earnings (loss) per ordinary share(2) and per ADS(3):
Basic	$(0.00)	$0.21	$0.35	$0.39	$0.57
Diluted	$(0.00)	$0.21	$0.34	$0.39	$0.57
Weighted-average number of shares used in earnings per share computation:
Basic	116,617	169,320	176,105	192,475	196,862
Diluted	116,617	173,298	180,659	195,090	197,522

Cash dividends declared per ordinary share(4)	$0.00	$0.00	$0.08	$0.00	$0.20

____________
Note:   (1)   The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Cost of revenues	$827	$291	$188	$275	$422
Research and development	11,666	4,288	6,336	11,806	15,393
General and administrative	2,124	721	848	1,444	2,182
Sales and marketing	1,349	537	1,241	1,625	2,324
Total	$15,966	$5,837	$8,613	$15,150	$20,321

In 2007, of the $20.3 million in share-based compensation, $14.4 million was settled in cash.

(2)   Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $52.4 million, $0.30 and $0.29, respectively, for the year ended December 31, 2005, $59.2 million, $0.31 and $0.30, respectively, for the year ended December 31, 2006, and $85.6 million, $0.43, and $0.43, respectively, for the year ended December 31, 2007. A portion of these tax exemptions expires on March 31, 2009, December 31, 2010 and December 31, 2012, respectively.

(3)   Each ADS represents one ordinary share.

(4)   In November 2005, we distributed a special cash dividend of approximately $0.075 per share in respect of our performance prior to our initial public offering. This special cash dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy.

The following table presents our selected consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 and selected consolidated cash flow data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007:

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$2,529	$5,577	$7,086	$109,753	$94,780
Accounts receivable, net	12,543	27,016	80,259	112,767	88,682
Accounts receivable from related parties, net	22,893	39,129	69,587	116,850	194,902
Inventories	21,088	54,092	105,004	101,341	116,550
Total current assets	88,245	144,414	300,056	466,715	538,272
Total assets	96,159	157,770	327,239	518,794	652,762
Accounts payable	22,901	38,649	105,801	120,407	147,221
Total current liabilities	43,613	52,157	160,784	153,279	185,599
Total liabilities	43,870	52,246	160,784	153,471	190,364
Ordinary shares	17	18	18	19	19
Total stockholders’ equity (1)	52,289	104,860	165,831	363,927	451,309

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(1,593)	(8,688)	12,464	29,696	77,162
Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)	(8,927)	(25,019)
Net cash provided by (used in) financing activities	30,341	735	14,404	81,886	(67,241)

____________
Note:   (1)   Cash and cash equivalents at December 31, 2006 increased significantly as compared to December 31, 2005. This increase was primarily due to net proceeds of $147.4 million received from our initial public offering in April 2006, which also caused the increase in our stockholders’ equity by the same amount.

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated:

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
First quarter	32.92	33.13	32.38	33.01
Second quarter	33.13	33.41	32.74	32.83
Third quarter	32.93	33.10	32.67	32.67
Fourth quarter	32.43	32.61	32.26	32.43
2008
January	32.36	32.49	32.15	32.15
February	31.36	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37
April	30.36	30.52	30.24	30.47
May	30.59	30.99	30.36	30.37
June (through June 19)	30.36	30.44	30.15	30.39

____________
Source: Federal Reserve Bank of New York.

Note:  (1)    Determined by averaging the rates on each business day.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

We derive substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2006 and 2007, approximately 97.6% and 97.4% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, including the following:

•	a surge in manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields;

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel; and

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels.

An oversupply of large-sized TFT-LCD panels in 2006 resulted in downward pricing pressure on TFT-LCD panel manufacturers which, in turn, resulted in similar downward pricing pressure on us. We could not sufficiently reduce costs to completely offset the revenue losses from such downward pricing pressure. Moreover, we were required to extend the payment terms we offered to certain of our customers, which also negatively impacted our cash flows. There have been industry reports of a possible oversupply of TFT-LCD panels starting from the fourth quarter of 2008, which could result in downward pricing pressure on TFT-LCD panel manufacturers similar to the situation in 2006 and we cannot assure you that we will be able to reduce costs to offset such downward pricing pressure in the future. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

Our strategy of expanding our product offerings to non-driver products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products, including, among others, timing controllers, TFT-LCD television and monitor chipsets, LCOS microdisplays, and power management ICs. For example in January 2008 we announced a strategic alliance with 3M to commercialize LCOS mobile projectors, of which our LCOS microdisplays are a key component. We devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of LCOS products as we believe end products utilizing LCOS technology could potentially be a large market. LCOS technology, however, is at a relatively early stage of commercialization and the producing LCOS products at acceptable yields has proven difficult. Therefore we cannot assure you that there will be market acceptance of these LCOS products, or that this strategic alliance with 3M will be successful.

Developing of each of our non-driver products requires a significant amount of management, engineering and monetary resources. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. The failure or delay in the development of any of these non-driver products or the low market acceptance of either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

We face numerous challenges relating to our growth.

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with U.S. GAAP and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties;

•	continue to develop and commercialize non-driver products, including, among others, timing controllers, TFT-LCD television and monitor chipsets, LCOS microdisplays, and power management ICs; and

•	manage our financial condition.

Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities, and our business and financial results could be materially and adversely affected. Therefore, we cannot assure you that we will be able to manage our growth effectively in the future.

We do not expect to sustain our recent growth rates in revenues or net income, so you should not rely on the results of recent periods as an indication of future revenues or net income growth.

Our revenues and net income have grown significantly since our inception in 2001. Our annual revenues increased by 37.8% to $744.5 million in 2006 and further increased by 23.3% to $918.2 million in 2007. Our net income increased from $61.6 million in 2005 to a net income of $75.2 million in 2006 and then further increased to a net income of $112.6 million in 2007. We do not expect similar growth rates in our revenues and net income in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as indicative of our future revenues or net income growth or financial results.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, and tax rates;

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	general economic conditions;

•	income tax regulation changes; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

The factors listed above are difficult to foresee, and along with other factors, could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues, and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would directly impact our business. Our operating results are volatile and difficult to predict; therefore, you should not rely on the operating results of any one quarter as indicative of our future performance. Our operating results in future quarters may fall below the expectations of securities analysts and investors. In this event, our ADS price may decline significantly.

We depend primarily on eight  foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage our customer relationships.

Access to foundry capacity is crucial to our business because we do not manufacture our own wafers, instead relying primarily on eight third-party foundries. The ability of a foundry to manufacture our semiconductor products is limited by its available capacity. Access to capacity is especially important due to the limited availability of the high-voltage CMOS process technology required for the manufacture of wafers used in display drivers. Although we are in negotiations with our third-party foundries to enter into long-term supply arrangements that would guarantee us access to sufficient foundry capacity, we currently have such arrangements with only one of the foundries. As a result, if the primary third-party foundries that we rely upon were not able to meet our required capacity, or if our business relationships with these foundries were adversely affected, we would not be able to obtain the required capacity from these foundries and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries, as further discussed below. Our results of operations and business prospects could be adversely affected as a result of the foregoing.

We place our orders on the basis of our own customers’ purchase orders and sales forecasts; however, any of the foundries we use can allocate capacity to other foundry customers and reduce deliveries to us on short notice. It could be that other foundry customers are larger and better financed than we are, or have supply agreements or better relationships with the foundries we use, and could induce these foundries to reallocate our capacity to them. The loss of any of the foundries we use or any shortfall in available foundry capacity could impair our ability to secure our inputs, which could significantly delay our ability to ship our products, causing a loss of revenues and damages in our customer relationships.

The recent increase in the prices of certain metals, chemicals, and gasoline and the recent volatility of foreign exchange rates may have increased costs for the foundries and semiconductor service providers. This increase in costs could limit their ability to continue to make the research and development investments needed to keep up with technological advances. Any increase in costs for foundries and semiconductor service providers we use could lead to an increase in our cost and revenue and could limit our ability to lower our costs of revenues. We cannot assure you that we will be able to continue to reduce our costs and maintain our profit margins.

Taiwan Semiconductor Manufacturing Company, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, have historically manufactured substantially all of our wafers. In order to diversify our foundry sources, we have begun to use Macronix International Co., Ltd., or Macronix, Lite-on Semiconductor Corp., or Lite-on, Chartered Semiconductor Manufacturing Ltd., or Chartered, United Microelectronics Corporation, or UMC, Maxchip Electronics Corp., or Maxchip (which was spun off from Powerchip Semiconductor Corp. on April 1, 2008),  and Silicon Manufacturing Partners Pte Ltd., or Silicon, to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

•	failure to secure necessary manufacturing capacity, or being able to obtain required capacity only at higher cost;

•	risks of our proprietary information leaking to our competitors through the foundries we use;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

In addition, in order to manufacture our display drivers used in TFT-LCD panels, we require foundries with high-voltage manufacturing process capacity. Of the limited number of foundries that offer this capability, some are owned by integrated device manufacturers which are also our competitors. As a result, our dependence on high-voltage foundries presents the following additional risks:

•	potential capacity constraints faced by the limited number of high-voltage foundries and the lack of investment in new and existing high-voltage foundries;

•	difficulty in attaining consistently high manufacturing yields from high-voltage foundries;

•	delay and time required (approximately one year) to qualify and ramp up production at new high voltage foundries; and

•	price increases.

As a result of these risks, we may be required to use foundries with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, a scarcity in foundry capacity could necessitate us making investments in foundries in order to secure additional capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

Shortages of processed tape used in the manufacturing of our products, increased costs of manufacturing such tape, or the loss of one of our suppliers of such tape may increase our costs or limit our revenues and impair our ability to ship our products on time.

There are a limited number of companies which supply the processed tape used to manufacture our semiconductor products, and therefore, from time to time, shortages of such processed tape may occur. If any of our suppliers experience difficulties in delivering processed tape, we may not be able to locate alternative sources in a timely manner. Therefore, if shortages of processed tape were to occur, or if the costs of manufacturing such tape increases, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings.

The loss of, or our inability to secure sufficient capacity from, any of our third-party assembly and testing houses at reasonable and competitive prices could disrupt our shipments, harm our customer relationships and reduce our sales.

Access to third-party assembly and testing capacity is critical to our business because we do not have in-house assembly and testing capabilities and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized assembly and testing services. A limited number of third-party assembly and testing houses assemble and test substantially all of our current products. We do not have binding long-term supply arrangements with assembly and testing service providers that guarantee us access to our required capacity. If the primary assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity from such providers and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, assembly and testing costs and quality assurance and control. If any of these third-party assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We typically procure services from assembly and testing houses on a per-order basis. Because of the amount of time we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders.

Shortages of other key components for our customers’ products could decrease demand for our products.

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components include, but are not limited to, color filters, backlights and glass substrates. In the past, companies that use our products in their production have experienced delays in the availability of key components from other suppliers. For example, some TFT-LCD panel manufacturers experienced a shortage of glass substrates in 2001, 2003 and 2004, as well as color filters in 2003, 2004 and 2007. While shortages of components and other materials critical to the design and manufacture of our customers’ products have yet to significantly impact our business, such shortages could cause a slowdown in demand for our products and result in a decrease in sales for our products.

We depend on three customers for a substantial majority of our revenues and the loss of, or a significant reduction in orders from, any of them would significantly reduce our revenues and adversely impact our operating results.

Our top three customers, Chi Mei Optoelectronics Corp., or CMO, Chunghua Picture Tubes Ltd., or CPT, and Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, together with their respective affiliates, accounted for approximately 58.8%, 7.3% and 8.4%, respectively, of our revenues in 2007. The loss of CMO, CPT or SVA-NEC as our customer or a sharp reduction in sales to any of these customers would have a significant negative impact on our business. As discussed below, our sales to these customers are made pursuant to standard purchase orders rather than long-term contracts. Therefore, these customers may cancel or reduce orders more readily than if we had long-term purchase commitments from them. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. In the alternative, we may have excess inventory that we cannot sell, which would harm our operating results. We expect our reliance on sales to CMO, CPT and SVA-NEC and their respective affiliates to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as on the ability of such customers to sell products that incorporate our products.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2007, we had one customer that represented more than 10% of our accounts receivable balance. CMO, together with its affiliates, represented approximately 68.4% of our total accounts receivable as of December 31, 2007. Moreover, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. We may also grant requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

CMO is one of our largest shareholders, beneficially owning approximately 13.0% of our outstanding shares as of June 1, 2008, and is also our largest customer, accounting (together with its affiliates) for approximately 58.8% of our revenues in 2007. Our engineers work closely with CMO’s engineers to design display drivers used in TFT-LCD panels manufactured by CMO. We have entered into various transactions with CMO in the past, and we expect to continue to do so in the future. See “Item 7. Major Shareholders and Related Party Transactions.” If our relationship with CMO deteriorates for any reason, our business could be materially and adversely affected.

Failure to attract new customers may limit our growth prospects.

We face challenges in attracting new customers for our existing products as well as our new products. Marketing our display drivers to other TFT-LCD panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Therefore, failure to broaden our customer base and attract new customers may limit our growth prospects.

Technological innovation may reduce the number of display drivers typically required for each panel, thereby reducing the number of display drivers we are able to sell per panel. If such a reduction in demand is not offset by the general growth of the industry, growth in our market share or an increase in our average selling prices, our revenues may decline.

Except for certain small-sized panels, multiple display drivers are typically required for each panel to function. We are designing higher-channel display drivers to reduce the number of display drivers required for each panel while achieving the same resolution. By developing such innovative and cost-effective display driver solutions, we hope to grow our market share, attract additional customers, increase our average selling prices and capture new design wins. We cannot assure you that developing such display drivers with a higher number of channels will successfully achieve the aforementioned goals. If we fail to attain those goals, and the decrease in revenues resulting from a reduction in the number of display drivers that we sell per panel is not offset by an increase in average selling prices or unit sales, our revenues may decline. Furthermore, there have been industry reports on the development of panels which do not require external gate drivers or any external display drivers at all, as the driving functions are embedded in the panels. If such technology does become commercially available, the market for our display drivers will be reduced and we could experience a decline in revenue and profit.

We rely on the services of our key personnel, and if we are unable to retain our current key personnel and hire additional personnel, our ability to design, develop and successfully market our products could be harmed.

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees such as Jordan Wu, our president and chief executive officer; Dr. Biing-Seng Wu, our chairman; Chih-Chung Tsai, our chief technology officer; and Max Chan, our chief financial officer. We rely on these individuals to manage our company, develop and execute our business strategies and manage our relationships with key suppliers and customers. Any of these employees could leave our company with little or no prior notice and would be free to work with a competitor. We do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, whether engineers and others, could delay the development and introduction of new products and would have an adverse effect on our ability to sell our products as well as on our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

If we fail to forecast customer demand accurately, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

The lead time required by the semiconductor manufacturing service providers that we use to manufacture our products is typically longer than the lead time that our customers provide for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we will typically ask our semiconductor manufacturing service providers to start manufacturing our products based on forecasts provided by our customers in advance of receiving their purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenues from these products until they are shipped to customers. Moreover, for the convenience of our customers, we may agree to ship our inventory to warehouses located near our customers, so that our products can be delivered to these customers more quickly. We may from time to time agree that title and risk of loss do not pass to our customer until the customer requests delivery of our products from such warehouses. In such cases, we will not recognize revenues from these products until the title and risk of loss has passed to our customers based on the shipping terms, which is generally when they are delivered to our customers from these warehouses. As a result, we incur inventory and manufacturing costs in advance of anticipated revenues. The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence and may increase our costs. If we overestimate demand for our display drivers or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers.

If we do not achieve additional design wins in the future, our ability to grow will be limited.

Our future success depends on our current and prospective customers designing our products into their products. To achieve design wins, we must design and deliver cost-effective, innovative and integrated products that are customized for our customers’ needs. Once a supplier’s products have been designed into a system, the panel manufacturer may be reluctant to change its source of components due to the significant costs and time associated with qualifying a new supplier. Accordingly, our failure to obtain additional design wins with panel manufacturers and to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.

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

Some of our semiconductor products are manufactured at only one foundry. If any foundry is unable to provide the capacity we need,  does not deliver in a timely manner or the quality or pricing terms are not acceptable to us, we may experience delays in shipping our products or have to incur additional costs, which could damage our customer relationships and result in reduced revenues and higher expenses.

Although we use several foundries for different semiconductor products, certain of our products are manufactured at only one of these foundries. If any one of the foundries that we use for a specific product is unable to provide us with our required capacity, does not deliver in a timely manner or the quality or pricing terms are not acceptable to us, we could experience significant delays in receiving the product being manufactured for us by that foundry or incur additional costs to obtain substitutes. Also, if any of the foundries that we use experience financial difficulties, if their operations are damaged or if there is any other disruption of their foundry operations, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process technology for a particular semiconductor product, we believe that it will take us several quarters to qualify the new foundry or process before we can begin shipping such products. If we cannot qualify a new foundry in a timely manner, we may experience a significant interruption in our supply of the affected products, which could reduce our revenues, increase our expenses and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in order for them to function with panels at the desired specifications, which could lead to higher costs, a loss of customers or a delay in market acceptance of our products.

Our products are highly complex and may contain undetected errors or failures when first introduced or as new versions are released. If our products are delivered with errors or defects, we could incur additional development, repair or replacement costs, and our credibility and the market acceptance of our products could be harmed. Defects could also lead to liability for defective products and lawsuits against us or our customers. We have agreed to indemnify some of our customers under some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

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

The manufacture of our products is a complex process, and it is often difficult for semiconductor foundries to manufacture our products completely without defects. Minor deviations in the manufacturing process can cause substantial decreases in yield and quality. In particular, some of our products are highly integrated and incorporate mixed analog and digital signal processing and embedded memory technology, and this complexity makes it even more difficult to manufacture without defects.

The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Defective products can be caused by design, defective materials or component parts, or manufacturing difficulties. Thus, quality problems can be identified only by analyzing and testing our display drivers in a system after they have been manufactured. The difficulty in identifying defects is compounded by the uniqueness of the process technology used in each of the semiconductor foundries with which we have subcontracted to manufacture our products. Failure to achieve defect-free products due to the increasing complexity of display drivers and the panel system surrounding them may result in an increase in our costs and delays in the availability of our products. In addition, if the foundries that we use fail to deliver products of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which could adversely affect our sales and margins and damage our customer relationships and our reputation.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainty and volatility with respect to our revenues and could materially and adversely affect our results of operations and financial condition.

We do not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive. For example, one of our customers substantially reduced the utilization rate of its production facilities in late 2005 in connection with its renovation plans and, as a result, the quantity of purchase orders that we received from this customer decreased substantially. In 2006, one of our customers merged with another company. As a result of the merger, certain design-win projects were discontinued, which forced us to write off the corresponding inventory prepared based on forecasts provided by this customer. As shown by these examples, we cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected.

We depend on sales of display drivers used in TFT-LCD panels, and the absence of continued market acceptance of our display drivers could harm our business.

In 2006 and 2007, we derived nearly all of our revenues from the sale of display drivers used in TFT-LCD panels, and we expect to continue to derive a substantial portion of our revenues from these or related products. In particular, display drivers used in large-sized panels represented approximately 86.7% and 81.9% of our revenues in 2006 and 2007, respectively. Continued market acceptance of our display drivers is therefore critical to our future success.

Potential conflicts of interest with CMO may affect our sales decisions and allocations. Our chairman also holds key management positions at CMO and may not be able to allocate sufficient time and resources to both companies.

We have a close relationship with CMO, which is one of our largest shareholders and has been our largest customer since our inception. In addition, certain of our directors hold key management positions at CMO. Jung-Chun Lin, our director, serves on our board and also holds the positions of director, vice president, chief financial officer and chief accounting officer at CMO. Dr. Biing-Seng Wu, our chairman, is also a director, executive vice president and chief technology officer of CMO. We cannot assure you that our close relationship with CMO and the resulting potential conflicts of interest will not affect our sales decisions or allocations or that potential conflicts of interest with respect to representatives of CMO will be resolved in our favor. Moreover, Dr. Biing-Seng Wu, who holds key positions with both CMO and us, may not be able to allocate sufficient time and resources to both companies.

Our corporate actions are substantially controlled by officers, directors, principal shareholders and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of June 1, 2008, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 6.0% and 16.8% of our ordinary shares, respectively, and CMO beneficially owned approximately 13.0% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Item 7. Major Shareholders and Related Party Transactions.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

Assertions against us by third parties for infringement of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which results in protracted and expensive litigation for many companies. We have received, and expect to continue to receive, notices of infringement of third-party intellectual property rights. We may receive claims from various industry participants alleging infringement of their patents, trade secrets or other intellectual property rights in the future. Any lawsuit resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

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

Our ability to compete will be harmed if we are unable to protect our intellectual property rights adequately.

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2007, we and our subsidiaries had 364 U.S. patent applications pending, 353 Taiwan patent applications pending and 208 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States do. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We are subject to a class action complaint alleging that we failed to disclose certain information in our initial public offering registration statement. If the class action is successful, it may have an adverse effect on our financial condition and operating results.

We are subject to a class action complaint, filed in the United States District Court for the Central District of California, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our Chief Executive Officer Jordan Wu, our Chief Financial Officer Max Chan, certain of our directors, as well as CMO, for allegedly failing to disclose in our initial public offering registration statement and prospectus certain information concerning CMO’s inventory level prior to our initial public offering. The complaint seeks unspecified damages on behalf of purchasers of our stock pursuant and/or traceable to our initial public offering in March 2006. We believe that the allegations in the class action are without merit, and we intend to vigorously defend ourselves against the claims. The outcome of this class action, like other litigation proceedings, is uncertain. Regardless of its merit, litigation and other preparations undertaken to defend the class action can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. If the class action against us is successful, it may result in substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, on February 1, 2007, we acquired Wisepal Technologies, Inc., or Wisepal, a fabless design company located in Taiwan that specializes in TFT-LCD drivers for small and medium-sized panels. Under the terms of the acquisition, we issued one share in exchange for 5.26 shares of Wisepal, and we assumed all of the assets, liabilities and personnel of Wisepal. Acquisitions or investments that we potentially may make in the future, including our recent acquisition of Wisepal, entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	the need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets;

•	potential expenses related to the depreciation of tangible assets and amortization of intangible assets; and

•	potential impairment charges related to the goodwill acquired.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of our ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Risks Related to Our Industry

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. Competition principally occurs at the design stage, where a customer evaluates alternative design solutions that require display drivers. We continually face intense competition from fabless display driver companies as well as from integrated device manufacturers. Some of our competitors have substantially greater financial and other resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Some of our competitors have manufacturing capabilities as well as in-house design operations that may give them significant advantages such as higher research and development budgets and the ability to attract highly skilled engineers. Furthermore, some of our competitors are affiliated with, or are subsidiaries of, our panel manufacturer customers. These relationships may also give our competitors significant advantages such as early access to product roadmaps and design-in priorities, which would allow them to respond more quickly to changing customer demands and achieve more design-wins than we can. In addition, even competitors with no such strategic associations with panel manufacturers may resort to price competition to maintain their market share, which may impose pricing pressures on us, reduce our profitability or decrease our market share. We cannot assure you that we will be able to increase or maintain our revenues and market share, or compete successfully against our current or future competitors in the semiconductor industry.

We may be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturn may reduce our revenues and result in our having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and test capacity. Failure to gain access to foundry, assembly and test capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.

The price of each semiconductor product typically declines over its product life cycle, reflecting product obsolescence, decreased demand as customers shift to more advanced products and increased competition as more semiconductor producers are able to produce similar products in larger quantities. We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. The TFT-LCD panel market is highly cost sensitive, which may result in declining average selling prices of the components comprising TFT-LCD panels. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or if we fail to develop and introduce new products and enhancements on a timely basis, our revenues and operating results will suffer.

We have a lengthy and expensive design-to-mass production cycle.

The cycle time from the design stage to mass production for display drivers is long and requires the investment of significant resources with each potential customer without any guarantee of sales. Our design-to-mass production cycle typically begins with a three- to twelve-month semiconductor development stage and test period followed by a three- to twelve-month end product development period by customers. This fairly lengthy cycle creates the risk that we may incur significant expenses but will be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel the projects or change production specifications, resulting in sudden changes in our product specifications, further causing increased production time and costs. Failure to meet such specifications may delay the launch of our products.

Our business could be materially and adversely affected if we fail to anticipate changes in evolving industry standards, fail to achieve and maintain technological leadership in our industry or fail to develop and introduce new and enhanced products.

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Likewise, the components used in the TFT-LCD panel industry are constantly changing with increased demand for improved features. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products in a timely fashion. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced display semiconductors on competitive terms, and some of our customers may buy display drivers from our competitors instead of from us. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our growth prospects. We cannot assure you that we will be able to anticipate evolving industry standards, successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products to meet new standards or technologies. If we fail to anticipate changes in technology and to introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

We are a holding company and our assets consist mainly of our 100% ownership interest in Himax Taiwan. Dividends and interest on intercompany loans that we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under ROC law. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations that restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

Any limitation on dividend payments by our subsidiaries could materially and adversely affect our ability to grow, finance capital expenditures, make acquisitions, pay dividends, and otherwise fund and conduct our business.

Our ability to make further investments in Himax Taiwan may be dependent on regulatory approvals. If Himax Taiwan is unable to receive the equity financing that it requires, its ability to grow and fund its operations may be materially and adversely affected.

Since Himax Taiwan is not a listed company, it generally depends on us to meet its equity financing requirements. Any capital contribution by us to Himax Taiwan may require the approval of the relevant ROC authorities such as the Investment Commission of the Ministry of Economic Affairs of the ROC, or the ROC Investment Commission. We may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing that it requires, its ability to grow and fund its operations may be materially and adversely affected.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, we and many of our semiconductor manufacturing service providers, suppliers and customers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2007, approximately 85.5% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

The manufacturing processes of TFT-LCD panels require a substantial amount of water and, as a result, the production operations of TFT-LCD panels may be seriously disrupted by water shortages. Our customers may encounter droughts in areas where most of their current or future manufacturing sites are located. If a drought were to occur and our customers or the authorities were unable to source water from alternative sources in sufficient quantities, our customers may be required to shut down temporarily or to substantially reduce the operations of their fabs, which would seriously affect demand for our products. The occurrence of any of these events in the future could adversely affect our business.

Disruptions in Taiwan’s political environment could negatively affect our business and the market price of our ADSs.

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

Taiwan has a unique international political status. Since 1949, Taiwan and the PRC have been separately governed. The government of the PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Furthermore, the PRC government adopted an anti-secession law relating to Taiwan. Relations between the ROC and the PRC governments have been strained in recent years for a variety of reasons, including the PRC government’s position on the “One China” policy and tensions concerning arms sales to Taiwan by the United States government. Any tension between the ROC and the PRC, or between the United States and the PRC, could materially and adversely affect the market prices of our ADSs.

If the U.S. dollar fluctuates significantly against the NT dollar, our profitability may be affected.

We have foreign currency exposure, and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. Although 99.7% our revenues and more than 97% of our cost of revenues were denominated in U.S. dollars in 2007, the majority of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars. For example, in December 2007, more than 50% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect us against the risk of exchange rate fluctuations and reduce the impact on our results of operations.

A decrease in the support of the ROC government may increase our tax expenditures and decrease our net income.

The ROC government has been very supportive of Taiwan-incorporated technology companies such as Himax Taiwan. In particular, Himax Taiwan, like many Taiwan technology companies, has benefited from substantial tax incentives provided by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $9.4 million, $19.4 million and $32.7 million as of December 31, 2005, 2006 and 2007, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either an initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalizing of a company’s retained earnings. Beginning April 1, 2004, January 1, 2006 and January 1, 2008, Himax Taiwan has been entitled to three preferential tax treatments, each for a period of five years, which expires on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies is tax exempt for the duration of these five-year periods. If the ROC government changed the laws to terminate, decrease or otherwise adversely change such tax incentives, our tax expenditures could increase, resulting in a decrease in our net income. For instance, if we did not have this tax exemption, net income and basic and diluted earnings per ordinary share would have been $85.6 million, $0.43 and $0.43 for the year ended December 31, 2007, respectively.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia, Europe, the Middle East and Africa. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

Risks Related to Our ADSs and Our Trading Market

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the TFT-LCD panel market;

•	changes in the economic performance or market valuations of other display semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the addition or departure of key personnel;

•	fluctuations in exchange rates between the U.S. dollar and the NT dollar;

•	litigation related to our intellectual property and shareholders’ lawsuit; and

•	the release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of June 1, 2008, we had 190,905,649 outstanding shares, all of which are freely tradable. If we, our executive officers, directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

The level of investor interest and trading in our ADSs could be affected by the lack of coverage by U.S. securities research analysts and the lack of investor materials in the Chinese language.

Investor interest in us may not be as strong as in U.S. companies or Taiwan companies that are listed in Taiwan both because we may not be adequately covered by U.S. securities research analyst reports and because of the lack of investor materials in the Chinese language. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. The interest of both existing and prospective Taiwan-based investors to hold and trade in our ADSs may be impacted by the lack of investor materials in the Chinese language and the time difference between New York and Taiwan. As a result, the liquidity of our ADSs and the valuation multiples may be lower than if we were listed on a Taiwan stock exchange.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the average stock quoted on the Nasdaq Global Select Market, and this low trading volume may adversely affect the price our our ADSs.

Although our ADSs are traded on the Nasdaq Global Select Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs for the three month period ended March 31, 2008 was approximately 758,364 ADSs. In addition, between November 1, 2007 and March 31, 2008, we repurchased a total of approximately $33.0 million of our ADSs (equivalent to approximately 7.6 million ADSs) from the open market pursuant to an authorized share buyback program.  The repurchased ADSs and their underlying ordinary shares were cancelled, thereby reducing the number of outstanding ADSs by 4%, which could negatively impact the average trading volume of our ADSs.  Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to sell your ADSs at a price that is attractive to you.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials sufficiently in advance  to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. In certain circumstances, however, the depositary shall refrain from voting and any voting instructions received from ADS holders shall lapse. Furthermore, in certain other circumstances, the depositary will give us a discretionary proxy to vote shares evidenced by ADSs. You may not receive voting materials sufficiently in advance to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time whenever it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it necessary or advisable to do so because of any requirement of law, any government, governmental body, commission, or any securities exchange on which our ADSs or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities or any meeting of our shareholders, or for any other reason.

Your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in Taiwan, and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands. A substantial portion of our operations is conducted in Taiwan through Himax Taiwan, our wholly owned subsidiary, and substantially all of our assets are located in Taiwan. All of our directors and officers reside outside the United States, and a substantial portion of the assets of those persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Taiwan may render you unable to enforce a United States judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States would.

You may face difficulties in protecting your interests as a shareholder because judicial precedents regarding shareholders’ rights are more limited under Cayman Islands law than under U.S. law, and because Cayman Islands law generally provides less protection to shareholders than U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities law than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

For example, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders in certain material respects which may affect shareholders’ rights and shareholders’ access to information. These differences under Cayman Islands Companies Law (as compared to Delaware law) include, though are not limited to, the following:

•
directors who are interested in a transaction do not have a statutory duty to disclose such interest and there are no provisions under Cayman Islands Companies Law which render such director liable to the company for any profit realized pursuant to such transaction. Our articles of association, however, contain provisions that require our directors to disclose their interest in a transaction;

•	dissenting shareholders do not have comparable appraisal rights if a scheme of arrangement is approved by the Grand Court of the Cayman Islands;

•	shareholders may not be able to bring class action or derivative action suits before a Cayman Islands court except in certain exceptional circumstances; and

•	unless otherwise provided under the memorandum and articles of association of the company, shareholders do not have the right to bring business before a meeting or call a meeting.

Moreover, certain of these differences in corporate law, including, for example, the fact that shareholders do not have the right to call a meeting or bring business to a meeting, may have anti-takeover effects, which could discourage, delay, or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, which a shareholder may have considered in its best interest, and prevent the removal of incumbent officers and directors.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a U.S. company.

Investor confidence and the market price of our ADSs may be adversely impacted if we or our independent registered public accountants conclude that our internal controls over financial reporting are not effective.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K or Form 20-F, as the case may be, a report of management on the company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the company’s independent registered public accounting firm must report on the company’s internal control over financial reporting. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accounting firm is not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

On September 26, 2005, we changed our name to “Himax Technologies, Inc.,” and on October 17, 2005, Himax Taiwan changed its name to “Himax Technologies Limited” upon the approval of shareholders of both companies and amendments to the respective constitutive documents. We effected the name exchange in order to maintain continuity of operations and marketing under the trade name “Himax Technologies, Inc.,” which had been previously used by Himax Taiwan.

In February 2007, we completed the acquisition of Wisepal, a driver IC company focusing on small and medium-sized applications. This transaction further strengthened our competitive position in the small and medium-sized product areas and broadened our supplier base, thereby securing additional foundry capacity, optimizing our foundry mix and further diversifying our technology and product mix.

On October 12, 2007, we formed Himax Media Solutions, Inc.,  which oversees our TFT-LCD television and monitor chipset business with a focus on expanding market share in the global TFT-LCD television and monitor chipset market.

Our principal executive offices are located at No. 26, Zih Lian Road, Fonghua Village, Sinshih Township, Tainan County 74445, Taiwan, Republic of China. Our telephone number at this address is +886 (6) 505-0880. Our registered office in the Cayman Islands is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Georgetown, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-1040. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Suzhou, Foshan, Ningbo, Beijing, Shanghai and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22618 or by email to jessie_wang@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our ADSs have been listed on the Nasdaq Select Global Market since March 31, 2006. Our ordinary shares are not listed or publicly traded on any trading markets.

4.B. Business Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, TFT-LCD television and monitor chipsets, LCOS microdisplays, and power management ICs. Our customers are panel and television makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the application. Some of the most important ones include the following:

•
Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•
Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•
Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “—Products—TFT-LCD Television and Monitor Semiconductor Solutions—TFT-LCD Television and Monitor Chipsets” for a description of these components.

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

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- and Korea-based manufacturers, have invested heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as ours. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

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

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high-voltage complementary metal oxide semiconductor, or CMOS, process technology operating at 10 to 18 volts for source drivers and 10 to 45 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.13 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special Assembly and Testing Requirements

Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier package, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer’s design, which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

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

Need for Higher Level of Integration

The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small and medium-sized panel applications typically require one or more source drivers, one or more gate drivers and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority.

Products

We have four principal product lines:

•	display drivers and timing controllers;

•	TFT-LCD television and monitor semiconductor solutions;

•	LCOS products; and

•	power management ICs.

We commenced volume shipments of our first source and gate drivers for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipment in June 2006. We commenced shipping engineering samples of power management ICs in October 2006 and started volume shipments in January 2007.

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

•
Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, and mini-low voltage differential signaling, or mini-LVDS. Among these, RSDS and mini-LVDS were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. In 2005, we introduced two new display driver interfaces: dual edge TTL, or DETTL, and turbo RSDS. DETTL enables the interface to function with lower power (below 1.8V), thus reducing power consumption. Turbo RSDS is an upgraded version of RSDS which increases the interface frequency from 85MHz to 135MHz, thus reducing the bus width and panel costs.

•
Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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
•  384 to 1080 output channels
•  6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
•  one gamma-type driver
•  three gamma-type drivers (RGB independent gamma curve to enhance color image)
•  output driver voltage ranging from 4.5V to 24V
•  input logic voltage ranging from standard 3.3V to low power 1.5V
•  low power consumption and low EMI
•  supports TCP, COF and COG package types

Product	Features
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

In December 2007, we introduced Cascade Modulated Driver Interface, or CDMI, technology, a patented technology for LED notebook panels, benefits of which include a thin and light form factor, lower material costs and lower power consumption and supports a resolution of up to 1,920 x 1,200 pixels.

Mobile Handset Applications

We offer display drivers for mobile handset displays that combine source driver, gate driver and other functions into a single chip in various display technologies, such as TFT-LCD, LTPS LCD and AMOLED. As mobile handsets become smaller and more compact, customers are increasingly demanding smaller die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, mobile handsets must operate for long durations without recharging the battery. Thus, display drivers with lower power consumption are desired and we integrated our proprietary low power driving circuits and Content Adaptive Brightness Control, or CABC, into display drivers in order to extend the battery life. Low cost is also an important feature as mobile handset manufacturers continue to reduce cost and customers increasingly seek out cost-effective display drivers.

The following table summarizes the features of our products for mobile handsets:

Product	Features
TFT-LCD Drivers
•  highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
•  product portfolio suitable for a wide range of resolutions, including QQVGA (128 x 160 pixels), QCIF (132 x 176 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels), WQVGA (240 x 480 pixels), HVGA (320 x 480 pixels) and a range of panel sizes from 1.5 to 3.2 inches in diagonal measurement
•  supports 262K colors to 16 million colors
•  supports RGB separated gamma adjustment
•  supports CABC
•  supports MDDI (Mobile Display Digital Interface) or MIPI (Mobile Industry Processor Interface)
•  input logic voltage ranging from standard 3.3V to low power 1.65V

Product	Features

•  low power consumption and low EMI
•  utilizes die shrink technology to reduce die size and cost
•  slimmer die for compact module to fit smaller mobile handset designs
•  application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers
•  highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
•  suitable for a wide range of resolutions, including from QQVGA (128 x 160) to WVGA (864 x 480), and a range of panel sizes from 1.5 to 3.5 inches diagonally
•  supports 262K colors to 16 million colors
•  supports RGB separated gamma adjustment
•  supports CABC
•  supports CDP, MDDI, or MIPI
•  input logic voltage ranging from standard 3.3V to low power 1.65V
•  utilizes die shrink technology to reduce die size and cost
•  slimmer die for compact module
•  ASIC can be designed to meet customized requirements (e.g., gate-less or multi-bank output driver)

The industry trend for mobile handset display drivers is towards display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as mobile handsets increasingly incorporate multimedia functions.

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, display drivers with lower power consumption are desired in order to extend battery life.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features
TFT-LCD Source Drivers
•  240 to 1200 output channels
•  products for analog and digital interfaces
•  supports 262K colors to 16 million colors
•  input logic voltage ranging from standard 3.3V to low power 2.5V
•  low power consumption and low EMI

TFT-LCD Gate Drivers	• 96 to 800 output channels • input logic voltage ranging from standard 3.3V to low power 2.5V • output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	• highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit • resolutions include 480 x 240, 320RGB x 240, 480RGB x 272

Product	Features
• products for analog or digital interfaces • low power consumption • CABC function integrated for backlight power saving

Timing Controllers	• products for analog or digital interfaces • supports various resolutions from 280 x 220 pixels to 1024 x 600 pixels

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and for the timing controller to be integrated into the video processor. The trend of display drivers used in small-sized consumer electronics products is towards single-chip solutions combining the source driver, gate driver, timing controller and power circuit into a single chip.

TFT-LCD Television and Monitor Semiconductor Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions. Set forth below are the various semiconductor components that may be utilized in advanced televisions:

TFT-LCD Television and Monitor Chipsets

Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Advanced televisions typically require some or all of these components:

•	Audio Processor/Amplifier. Demodulates, processes and amplifies sound from television signals.

•	Analog Interfaces. Convert analog video signals into digital video signals. Video decoder and analog-to-digital converter, or ADC, are included.

•	Digital Interfaces. Receive digital signals via digital receivers. Digital visual interfaces, or DVI, and high-definition multimedia interfaces, or HDMI, are included.

•	Channel Receiver. Demodulates input signals so that the output becomes compressed bit stream data.

•	DTV Decoder. Converts video and audio signals from compressed bit stream data into regular video and audio signals.

•
Video Processor. Performs the scaling function that magnifies or shrinks the image data in order to fit the panel’s resolution; provides real-time processing for improved color and image quality; converts output video from an interlaced format to a progressive format in order to eliminate jaggedness; and supports on-screen display and real-time video format transformation.

We are developing all of the above components and have shipped our analog TV single-chip solutions in volume. Our analog TV single-chip solutions are designed for use in advanced televisions as well as LCOS applications and our product portfolio includes high-performance chips that target high-end segments as well as cost-effective chips which target entry-level segments.

The following table summarizes the features of our video processors:

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

LCOS Products

LCOS technology is beginning to migrate into the mass-production stage for some commercial applications and is expected to be utilized in near-to-eye applications and mini-projectors. We design our LCOS products at our subsidiary, Himax Display, which owns and operates a fab for the manufacture of such products. In January 2008, we announced a strategic alliance with 3M, one of the world’s leading companies in optics technology, to commercialize LCOS mobile projectors by combining their proprietary technologies to deliver a complete mobile projection solution to consumer electronics manufacturers. 3M developed, and is providing, a miniature LED projection engine that incorporates the single-panel color filter type LCOS module of Himax Display.

The following table sets forth the features of our LCOS products:

Product	Features
LCOS modules for near-to-eye, mini and mobile-projector applications
•  Color filter type: 0.38" 640 x 360 pixels (Q720P), 0.44" VGA and 0.59" SVGA resolutions
•  Color sequential type: 0.38" VGA and 0.59" SVGA
•  8-bit (16 million colors)
•  high reflectivity and greater than 100:1 contrast ratio
•  low power consumption

Product	Features
LCOS modules for projection applications	• WXGA and Full HD resolutions • 8-bit (16 million colors) • high reflectivity and greater than 1,000:1 contrast ratio

Power Management ICs

Himax Analogic, our subsidiary, has three major products: class-D audio amplifiers, step-up DC-to-DC switching regulators, and white light LED drivers.

•
Class-D Audio Amplifier. The audio amplifier receives audio signals from the audio processor and delivers the amplified audio signals to speaker(s). The input audio signal is converted into a sequence of pulses with fixed voltage. By means of a modulated pulse width and an external low-pass filter, the output audio signal will be “reproduced,” but with larger amplitude. Since a class-D audio amplifier only switches between on and off instead of operating in linear mode, there is a very small amount of power consumed by the amplifier. Therefore, high power efficiency is a class-D audio amplifier’s major advantage. For those applications that are concerned about power dissipation, a class-D audio amplifier is an appropriate choice.

Product	Features
2.5W/2W Mono/Stereo Class-D Audio Amp for Portable Devices	• 3.3V to 5.5V input voltage range • Gain setting by external resistors or DC voltage • OCP/OTP/UVL
9W Stereo Class-D Audio Amp for TVs and Monitors	• 8.5V to 12.6V input voltage range • 4 fixed gain selections • OCP/OT/UVL

•
Step-up DC-to-DC Switching Regulator. A step-up DC-to-DC converter, also called a switching regulator, integrates an error amplifier and a pulse width modulator (PWM) with a build-in n-channel power MOSFET (Metal-Oxide-Semiconductor Field-Effect Transistor) to perform with high efficiency and fast transient response in order to supply a higher voltage from a lower input voltage with an external inductor and diode. Electronic devices require various specific working voltages on different applications. However, there is normally one or two common power sources available. A step-up DC-to-DC converter plays an important role in supplying higher voltage from lower input voltage to make an electronic device work normally. In other words, most electronic devices need a step-up DC-to-DC converter as a stable working power supplier in various applications.

Product	Features
TFT-LCD Step-up DC-to-DC Converter	• 2.6V to 5.5V input voltage range • Max boost voltage: 24V • Programmable switching frequency • Programmable soft-start
TFT-LCD DC-to-DC Converter with Operational Amplifiers
•  2.6V to 6.5V input voltage range
•  1.2MHz current-mode boost regulator
•  Linear regulator controllers for gate driver power supply
•  Built-in 14V, 2.4A, 160 mΩ MOSFET
•  5 high-performance operational amplifiers

•
White Light LED Driver. The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white light LED driver.

Product	Features
WLED Driver for Small/Medium Size Panels	• 2.5V to 6V input voltage range
• Built-in 1.3MHz step-up PWM converter • Capable of driving up to 39 LEDs (13 strings of 3 LEDs) • Support 200~25KHz PMM dimming control
WLED Driver for Notebook Panels	• 4.5V to 24V input voltage range • Built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V) • 8 constant current source channels • Capable of driving up to 11 LEDs in serial for each channel
Other Products and Services

We established Himax Imaging Inc., or Himax Imaging, in March 2007 to design, develop and market semiconductors for CMOS image sensor applications. To date, Himax Imaging has not generated any revenues.

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

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

Die Shrink and Low Power Technologies. Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. As of December 31, 2007, we sold our products to more than 70 customers. In 2005, 2006 and 2007, CMO and its affiliates accounted for  58.9%, 55.0% and 58.8% of our revenues, respectively; CPT and its affiliates accounted for 16.2%, 12.4% and 7.3% of our revenues, respectively; and SVA-NEC and its affiliates accounted for 5.6%, 7.3% and 8.4% of our revenues, respectively. We expect that sales to CMO, CPT and SVA-NEC and their affiliates will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2007:

Chi Lin Technology Co., Ltd.
Chi Mei Optoelectronics Corp.
Chunghwa Picture Tubes, Ltd.
Excel Asian Taiwan Co., Ltd.
HannStar Display Corporation
InnoLux Display Corporation
Perfect Display Limited
Samsung Electronics Taiwan Co., Ltd.
Shanghai SVA-NEC Liquid Crystal Display
TPO Displays Corporation

Our customers typically provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and increasingly also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan. We have regional offices in Hsinchu and Taipei, Taiwan; Suzhou, Shenzhen, Foshan and Ningbo China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA, all in close proximity to our customers. For certain products or regions we may from time to time sell our products through agents or distributors.

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

Manufacturing

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and engage assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service provider most suitable for any given product.

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

Quality Assurance

We maintain a comprehensive quality assurance system. Using a variety of methods from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products’ manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with our suppliers to evaluate such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received ISO 9001:2000 certification which was renewed in February 2008 and will expire in February 2011. In February 2006, we received ISO 14001 certification which was renewed in March 2008 and will expire in 2009. In addition, in March 2007, we received IECQ QC 080000 and OHSAS 18001 certifications which will expire in 2010.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have historically obtained our foundry services from TSMC and Vanguard and have also recently established relationships with Macronix, Lite-on, Chartered, UMC, Maxchip and Silicon. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS Technologies Inc., International Semiconductor Technology Ltd., and Siliconware Precision Industries Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Chartered Semiconductor Manufacturing Ltd.	Chipbond Technology Corporation
Lite-on Semiconductor Corp.	ChipMOS Technologies Inc.
Macronix International Co., Ltd.	International Semiconductor Technology Ltd.
Maxchip Electronics Corp. (which was spun off from Powerchip Semiconductor Corp. on April 1, 2008)	Siliconware Precision Industries Co., Ltd.
Silicon Manufacturing Partners Pte Ltd.
Taiwan Semiconductor Manufacturing Company Ltd.
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Hitachi Cable Asia, Ltd. Taipei Branch	Chipbond Technology Corporation
Mitsui Micro Circuits Taiwan Co., Ltd.	ChipMOS Technologies Inc.
Samsung Techwin Co., Ltd.	International Semiconductor Technology Ltd.
Simpal Electronics Co. Ltd.	Siliconware Precision Industries Co., Ltd.
Sumitomo Metal Mining Package Material Co., Ltd.

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
ChipMOS Technologies Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd.
Siliconware Precision Industries Co., Ltd.

Intellectual Property

As of December 31, 2007, we held a total of 231 patents, including 134 in Taiwan, 66 in the United States, 16 in China, 11 in Korea and 4 in Japan. The expiration dates of our patents range from 2019 to 2027. We also have a total of 353 pending patent applications in Taiwan, 364 in the United States and 208 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and the United States.

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

Many of our competitors, some of which are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than we do. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including Advanced Micro Devices, Inc., Broadcom Corporation, Huaya Microelecronics Inc., Mediatek Corp., Micronas Semiconductor Holding AG, MStar Semiconductor, Inc., Novatek Microelectronics Corp., NXP Semiconductor, Pixelworks Inc., Realtek Semiconductor Corp., STMicroelectronics, Sunplus Technology Co., Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors or digital TV solutions and others that offer a more diversified portfolio.

For LCOS products, we face competition primarily from Sony Corporation, Victor Company of Japan, Limited, also known as JVC, Displaytech Inc., Texas Instruments Incorporated’s digital light processing technology-based products and Microvision, Inc.’s laser-based products in mini-projectors and mobile-projectors.

Insurance

We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on inland transit of inventories. Additionally, we maintain director and officer liability insurance. We do not have insurance for business interruptions, nor do we have key person insurance.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of June 1, 2008.

The following table sets forth summary information for our subsidiaries as of June 1, 2008.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			$ (in millions)
Himax Technologies Limited	IC design and sales	ROC	81.9	100%
Himax Technologies Anyang Limited	Sales	South Korea	0.5	100%
Wisepal Technologies, Inc.	IC design and sales	ROC	9.9	100%
Himax Technologies (Samoa), Inc.	Investments	Samoa	2.5	100%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	1.0	100%(1)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	1.5	100%(1)
Himax Display, Inc.	IC design, manufacturing and sales	ROC	23.2	88.1%
Integrated Microdisplays Limited	IC design and sales	Hong Kong	1.1	100%(2)
Himax Analogic, Inc.	IC design and sales	ROC	11.2	73.7%
Himax Imaging, Inc.	Investments	Cayman Islands	9.5	100%
Himax Imaging Ltd.	IC design and sales	ROC	2.1	100%
Himax Imaging Corp.	IC design and sales	California, USA	4.3	100%
Argo Limited	Investments	Cayman Islands	9.0	100%
Tellus Limited	Investments	Cayman Islands	9.0	100%
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	34.2	80.1%(3)

(1) Indirectly, through our 100% ownership of Himax Technologies Limited.

(2) Indirectly, through our 88.1% ownership of Himax Display, Inc.

(3) Directly and indirectly, through our 100% ownership of Himax Technologies Limited which holds 36.2%.

4.D. Property, Plants and Equipment

In October 2006, we completed construction on and relocated our corporate headquarters to a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff. Construction for our new headquarters commenced in the fourth quarter of 2005 and was completed in the fourth quarter of 2006. The total costs amounted to approximately $25.8 million, of which approximately $10.2 million was for the land and approximately $15.6 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai and Ningbo, China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA. The lease contracts may be renewed upon expiration. Himax Display, our subsidiary, owns and operates a fab with 3,040 square meters of floor space in a building leased from CMO.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers used in desktop monitors, notebook computers, televisions, mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels utilizing OLED technology and LTPS technology. We have also expanded our product offerings to include TFT-LCD television and monitor chipsets, as well as LCOS products and power management ICs. We primarily sell our display drivers to TFT-LCD panel manufacturers and mobile device module manufacturers, and we sell our television semiconductor solutions to television makers.

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, achieve additional design wins and manage our costs to partially mitigate declining average selling prices in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We are able to take advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. Substantially all of our revenues in 2007 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, including the following: a surge in manufacturing capacity due to the ramping up of new fabrication facilities; manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel; and lower-than-expected demand for end-use products that incorporate TFT-LCD panels. An oversupply of large-sized TFT-LCD panels in 2006, resulted in downward pricing pressure on TFT-LCD panel manufacturers which, in turn, resulted in similar downward pricing pressure on us. We could not sufficiently reduce costs to completely offset such downward pricing pressure, and cannot assure you that we will be able to reduce costs to offset such downward pricing pressure in the future. Moreover, during periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

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

Average Selling Prices

Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product’s life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “—Cost of Revenues and Cost Reductions.” Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. There have been industry reports of a possible oversupply of TFT-LCD panels starting from the fourth quarter of 2008. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability can be offset or mitigated to a certain extent by increased volume, as lower prices may stimulate demand and thereby drive sales.

Unit Shipments

Our performance is also affected by the number of semiconductors we ship, or unit shipments. As our display drivers are critical components of flat panel displays, our unit shipments depend on our customers’ panel shipments. Our unit shipments have grown significantly since our inception primarily as a result of our increased market share with certain major customers and their increased shipments of large-sized panels. We have also continued to expand our customer base. Our growth in unit shipments also reflected the significant growth in the display driver market, as the demand for display drivers grew significantly in recent years reflecting the strong demand for TFT-LCD panels.

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

Design wins are not binding commitments by customers to purchase our products. However, we believe that achieving design wins is an important performance indicator. Our customers typically devote substantial time and resources to designing their products as well as qualifying their component suppliers and their products. Once our products have been designed into a system, the customer may be reluctant to change its component suppliers due to the significant costs and time associated with qualifying a new supplier or a replacement component. Therefore, we strive to work closely with current and prospective customers in order to anticipate their requirements and product road maps and achieve additional design wins.

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues for 2005, 2006 and 2007 were 77.6%, 80.8% and 78.0%, respectively. For the year ended December 31, 2007, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 49.9%, the cost of processed tape was 21.6%, and the cost of assembly and testing was 26.8%. As a result, our ability to manage our wafer fabrication costs, costs for processed tape and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Share-Based Compensation Expenses

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses. Our share-based compensation expenses include charges taken relating to grants of (i) nonvested shares to employees, (ii) treasury shares to employees and (iii) shares to non-employees. We have since discontinued our practice of the above-mentioned share-based compensation.

We adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees and non-employees where each unit represents one ordinary share. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling $2.8 million, $14.5 million and $20.1 million in 2005, 2006 and 2007, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $0, $0 and $14.4 million in 2005, 2006 and 2007, respectively, were settled in cash. We have applied SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, to account for our share-based compensation plans. SFAS No. 123R requires companies to measure and recognize compensation expense for all share-based payments at fair value.

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

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of September 30, 2006 and September 26, 2007, with the remainder vesting on September 30, 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, with the remainder vesting on June 30, 2008, subject to certain forfeiture events. No RSUs were granted to our independent directors in 2006 or 2007.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 26, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

We made a grant of 6,694,411 RSUs to our employees on September 26, 2007. The vesting schedule for this RSU grant is as follows: 54.55% of the RSU grant vested immediately and was settled by cash in the amount of $14.4 million on the grant date, with the remainder vesting equally on each of September 30, 2008, 2009 and 2010, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our directors and employees on December 30, 2005 was determined based on an estimated fair value of $8.62 per ordinary share of the ordinary shares underlying the RSUs. The fair value of our ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser. The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 29, 2006 and September 26, 2007 was $5.71 and $3.95 per ordinary share, respectively, which was based on the trading price of our ADSs on that day.

RSUs issued in connection with the acquisition of Wisepal. We made a grant of 418,440 RSUs to former Wisepal employees in exchange for the unvested stock options held by such employees in Wisepal. Wisepal’s unvested stock option where each RSU represents one of our ordinary shares. The vesting schedule for this RSU grant is as follows: 30% of the RSUs granted vested immediately, and a subsequent 10% vested on September 30, 2007, with the remaining 33% and 27% of the RSU grant vesting on each of September 30, 2008 and 2009, respectively. The vested portion of the RSUs granted was included in the purchase cost of Wisepal while the unvested portion is treated as post-combination compensation expense, the value of which amounted to $0.9 million.

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

We believe that under such a system, we will be better able to retain our employees. The system is applicable to all newly recruited employees irrespective of their function or position and is based on a prescribed formula.

For the years ended December 31, 2006 and 2007, Himax Taiwan paid $3.4 million and $2.6 million, respectively, in signing bonuses which was charged to earnings. Besides Himax Taiwan, signing bonuses were adopted by four subsidiaries in 2007 and a total of $0.6 million was paid to certain employees of our subsidiaries.

Description of Certain Statements of Income Line Items

Revenues

We generate revenues primarily from sales of our display drivers. We have achieved significant revenue growth since our inception, primarily due to a significant increase in unit shipments, partially offset by the general trend of declining average selling prices of our products. Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, TFT-LCD, television and monitor chipsets, LCOS products for near-to-eye applications and mini-projectors, and power management ICs.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2005		2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$470,631	87.1%	$645,513	86.7%	$752,196	81.9%
Display drivers for mobile handsets applications	31,123	5.8	52,160	7.0	75,704	8.2
Display drivers for consumer electronics applications	18,571	3.4	28,616	3.8	66,634	7.3
Others(1)	19,879	3.7	18,229	2.5	23,677	2.6
Total	$540,204	100.0%	$744,518	100.0%	$918,211	100.0%

Note:	(1)
Includes, among other things, operational amplifiers, timing controllers, TFT-LCD television and monitor chipsets, and LCOS products for near-to-eye applications and mini-projectors, and power management ICs.

A limited number of customers account for substantially all our revenues. We are seeking to diversify our customer base and to reduce our reliance on any one customer. We began recognizing revenues from the sale of display drivers to CPT and its affiliates in 2002 and began volume shipments to CPT and its affiliates in 2003. Accordingly, the percentage of our revenues generated by sales to CMO and its affiliates has decreased gradually since 2002, with the exception of 2007, when sales to CMO and its affiliates increased due to CMO’s capacity expansion, which was higher than the industry average. The table below sets forth, for the periods indicated, our revenues generated from our most significant customers (including their respective affiliates) and such revenues as a percentage of our total revenues:

	Year Ended December 31,
	2005		2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
CMO and its affiliates	$318,008	58.9%	$409,697	55.0%	$539,737	58.8%
CPT and its affiliates	87,534	16.2%	92,561	12.4%	66,694	7.3%
SVA-NEC	30,360	5.6%	54,272	7.3%	76,774	8.4%
Others	104,302	19.3%	187,988	25.3%	235,006	25.5%
Total	$540,204	100.0%	$744,518	100.0%	$918,211	100.0%

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

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2005, 2006 and 2007, approximately 89.4%, 81.4% and 85.5% of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, sales and marketing expenses and share-based compensation expenses.

Cost of Revenues

The principal items of our cost of revenues are:

•	cost of wafer fabrication;

•	cost of processed tape used in TAB packaging;

•	cost of gold bumping, assembly and testing; and

•	other costs and expenses.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including signing bonuses and related employee welfare costs, costs associated with prototype wafers, processed tape, mask and tooling sets, depreciation on research and development equipment and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including signing bonuses and related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with our headquarters at the Tree Valley Industrial Park, and incur additional compliance costs required of a publicly listed company in the United States.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries of sales and marketing employees, including signing bonuses and related employee welfare costs, travel expenses and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve greater economies of scale and operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 long-term incentive plan. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Historically our share-based compensation practice comprised grants of (i) bonus shares to employees, (ii) nonvested shares to employees, (iii) treasury shares to employees and (iv) shares to non-employees. We committed to pay a bonus to our employees in respect of their services provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of RSUs on December 30, 2005. We accrued share-based compensation expenses of approximately $4.1 million and $3.6 million in 2004 and the ten months ended October 31, 2005, respectively, in connection with this commitment. We also adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees, directors and service providers. We granted additional RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006 and September 26, 2007 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $2.8 million, $14.5 million and $20.1 million in 2005, 2006 and 2007, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

ROC tax regulations require our ROC subsidiaries to pay an additional 10% tax on unappropriated earnings. ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development and personnel training expenses and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Wisepal, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging were granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $9.4 million, $19.4 million and $32.7 million as of December 31, 2005, 2006 and 2007, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity or newly developed technologies is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. If we did not have this tax exemption, net income and basic and diluted earnings per ordinary share would have been $85.6 million, $0.43 and $0.43 for the year ended December 31, 2007, respectively.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate each period to reflect the current estimate of forfeitures. As of December 31, 2007, we based our share-based compensation cost on an assumed forfeiture rate of 11% per annum for awards granted under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

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

•
for certain issuances in 2002, 2003 and 2004, an independent third-party retrospective analysis of the historical value of our common shares, which utilized both a net asset-based methodology and market and peer group comparables (including average price/earnings, enterprise value/sales, enterprise value/earnings before interest and tax, and enterprise value/earnings before interest, tax, depreciation and amortization); and

•
for our issuance of RSUs in 2005, an independent third-party analysis of the current and future value of our ordinary shares, which utilized both discounted cash flow and market value approaches, using multiples such as price/earnings, forward price/earnings, enterprise value/earnings before interest and tax, and forward enterprise value/earnings before interest and tax.

Changes in any of these factors or assumptions could have resulted in different estimates of the fair value of our common shares and the related amounts of share-based compensation.

Based on these factors, we estimated the fair value per share of nonvested shares issued to certain employees in June 2001, November 2001, and January 2002 at NT$4.02 ($0.116) per share and the fair value of 596,897 shares (adjusted for stock splits) granted to two consultants in 2002 at $68,000. Similarly, we estimated the fair value per share of employee bonus shares on the date of shareholder approval to be NT$39.44 ($1.15) per share and NT$67.13 ($1.96) per share in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively. We estimated the fair value of treasury shares issued to employees at prices ranging from NT$15.32 ($0.46) per share to NT$19.93 ($0.58) per share in 2002 and NT$20.17 ($0.58) per share to NT$52.10 ($1.54) per share in 2003. We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005. For our issuance of RSUs in 2006 and 2007, the fair value of the ordinary shares underlying the RSUs granted to our employees, was $5.71 and $3.95 per share, respectively, which was the closing price of our ADSs on September 29, 2006 and September 26, 2007, respectively.

Allowance for Doubtful Accounts, Sales Returns and Discounts

We record a reduction to revenues and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns. We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2005, 2006 and 2007 is as follows:

Year	Balance at Beginning of Year	Additions charged to expense	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2005	$240	$398	$(457)	$181
December 31, 2006	$181	$2,843	$(2,156)	$868
December 31, 2007	$868	$1,705	$(2,080)	$493

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-downs for the years ended December 31, 2005, 2006 and 2007 was approximately $927,000, $5.2 million and $14.8 million, respectively, and are included in cost of revenues in our consolidated statements of income. The inventory write-down was particularly high in 2007 primarily due to excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products.

Impairment of Long-Lived Assets

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2003 to December 31, 2007.

Business Combinations

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

       Goodwill

       We review goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We consider the enterprise as a whole to be the reporting unit for purposes of evaluating goodwill impairment. Consequently, we determine the fair value of the reporting unit using the quoted market price of our ordinary shares. Based on the annual impairment testing of goodwill, we concluded that there was no impairment in 2007.

           Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2005, 2006 and 2007 is as follows:

Year	Balance at Beginning of Year	Additions charged to expense	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2005	$507	$1,415	$(1,377)	$545
December 31, 2006	$545	$2,101	$(2,016)	$630
December 31, 2007	$630	$799	$(1,094)	$335

Income Taxes

As part of the process of preparing our consolidated financial statements, our management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax credits and tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the ability to realize deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance is dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income, and tax planning strategies in determining the valuation allowance.

Upon initial adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not to be sustained. We have to recognize income tax expenses when the possibility of tax adjustments made by the tax authority are greater than 50% in the future period. Changes in income tax recognition or measurement of previous periods are reflected in the period in which the change in judgment occurs.

Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. We have accrued tax liabilities or reduced deferred tax assets to address potential exposures involving positions that are not considered to be more likely than not of being sustained based on the technical merits of the tax position as filed. A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

Balance on January 1, 2007	$1,276
Increase related to prior year tax positions	503
Increase related to current year tax positions	2,189
Balance on December 31, 2007	3,968

Except for Himax Taiwan and Himax Technologies Anyang Limited (based in South Korea), or Himax Anyang, all other subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan. Valuation allowance of $3.3 million, $6.3 million and $12.3 million as of December 31, 2005, 2006 and 2007, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. The additional provision of valuation allowance recognized for the years ended December 31, 2005, 2006 and 2007 was $2.4 million, $3.0 million and $6.0 million, respectively, as a result of increases in deferred tax assets originating in these years which we did not expect to realize.

Results of Operations

Our business has evolved rapidly and significantly since we commenced operations in 2001. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance. On February 1, 2007, we acquired 100% of the outstanding ordinary shares of Wisepal. The results of Wisepal’s operations has been included in our consolidated financial statements since that date. The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2005	2006	2007
Revenues	100.0%	100.0%	100%
Costs and expenses:
Cost of revenues	77.6	80.8	78.0
Research and development	7.6	8.1	8.0
General and administrative	1.3	1.3	1.6
Sales and marketing	0.9	0.9	1.0
Total costs and expenses	87.4	91.1	88.6
Operating income	12.6	8.9	11.4
Other non operating income	0.5	0.5	0.7
Income tax expenses (benefit)	1.7	(0.7)	(0.2)
Net income	11.4	10.1	12.3

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Our revenues increased 23.3% to $918.2 million in 2007 from $744.5 million in 2006. This increase was primarily due to a 21.9% increase in unit shipments of display drivers for large-sized applications, partially offset by a 3.9% decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, but was partially offset by a 33.6% decrease in the average selling prices of such products. The increase in unit shipments was primarily due to increased demand from our customers, especially CMO and its affiliates, because they expanded their production capacity, as well as an increase in the demand of large panel televisions in 2007. In general, the average selling prices of our display drivers decline from year to year due to a combination of the pricing pressure we face from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, and the introduction of newer, lower-cost display drivers. The relatively small decrease in the average selling prices for display drivers for large-sized applications was primarily due to product migration to higher channel display drivers, which generally have higher average selling prices, and less downward pricing pressure from TFT-LCD makers in 2007.

Costs and Expenses. Costs and expenses increased 19.9% to $814.3 million in 2007 from $679.0 million in 2006. As a percentage of revenues, costs and expenses decreased to 88.6% in 2007 compared to 91.1% in 2006.

Cost of Revenues. Cost of revenues increased 19.0% to $716.2 million in 2007 from $601.6 million in 2006. The increase in cost of revenues was primarily due to an increase in unit shipments. The inventory write-down was particularly high in 2007 primarily due to excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products. The inventory write-downs for the years ended December 31, 2006 and 2007 was approximately $5.2 million and $14.8 million, respectively. As a percentage of revenues, cost of revenues decreased to 78.0% in 2007 from 80.8% in 2006. The decrease in cost of revenues as a percentage of revenues was primarily due to (1) a change in product mix, as the percentage of revenues from sale of small and medium-sized display drivers (which typically have higher gross margins) increased, and (2) through cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers.

•
Research and Development. Research and development expenses increased 21.8% to $73.9 million in 2007 from $60.7 million in the 2006, primarily due to the increase in share-based compensation expenses, salary expenses, and amortization. The increase in salary expenses was due to a 11.7% increase in headcount and higher average salaries. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase is also a result of the increase in the amortization of intangible assets related to the Wisepal acquisition, and prepaid maintenance costs. The increase was partially offset by a decrease in prototype wafer and processed tape costs.

•
General and Administrative. General and administrative expenses increased 52.7% to $14.9 million in 2007 from $9.8 million in 2006, primarily due to an increase in depreciation, share-based compensation expenses, salary expenses and professional fees. The increase in depreciation was mainly the result of increased building and office equipment depreciation at our Tainan headquarters; our new headquarters was completed in November 2006, and a year’s worth of depreciation was provided in 2007, while in 2006 depreciation was provided for two months only. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in salary expenses was due to a 30.0% increase in headcount and higher average salaries. The increase in general and administration expenses is also partially attributable to the increase in patent filing fees.

•
Sales and Marketing. Sales and marketing expenses increased 33.9% to $9.3 million from $7.0 million in 2006, primarily due to an increase in salary, share-based compensation and amortization expenses. The increase in salary expenses was due to a 33.3% increase in headcount. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in sales and marketing expenses was also attributable to the amortization of intangible assets (customer relationships) related to from the Wisepal acquisition.

Non-Operating Income (Loss). We had non-operating income of $5.7 million in 2007 compared to $3.9 million in 2006. The primary component of our non-operating income is interest income amounting to $5.4 million and $5.9 million in 2007 and 2006, respectively. The increase in non-operating income in 2007 is primarily a result of a $1.5 million impairment loss we recognized in 2006 for the write-off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006. We did not have any impairment loss in 2007.

Income Tax Expense (Benefit). We recognized an income tax benefit of $1.9 million in 2007 compared to an income tax benefit of $5.4 million in 2006. Our effective income tax rate decreased from (7.8)% in 2006 to (1.7)% in 2007. The decrease in income tax benefit is due to the additional accrual of tax expenses amounting to $3.9 million as a result of the most recent assessment from the tax authority. The decrease is also partially due to the fact that the valuation allowance provided for the deferred tax assets recognized in 2007 is $2.6 million higher than that provided in 2006. For subsidiaries still in a tax loss position, a valuation allowance was provided to reduce their deferred tax assets to zero as we do not expect these tax benefits will be realized. The decrease in income tax benefit was partially offset by an increase in tax-exempted income, and an increase in investment tax credits compared to 2006.

Net Income. As a result of the foregoing, our net income increased to $112.6 million in 2007 from $75.2 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our revenues increased 37.8% to $744.5 million in 2006 from $540.2 million in 2005. This increase was primarily due to a 59.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 14.3% decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, which more than doubled, but was partially offset by a 24.0% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers, as well as our ability reduce per unit cost of revenues in order to meet such pressure.

Costs and Expenses. Costs and expenses increased 43.8% to $679.0 million in 2006 from $472.2 million in 2005. As a percentage of revenues, costs and expenses increased to 91.1% in 2006 compared to 87.4% in 2005.

•
Cost of Revenues. Cost of revenues increased 43.4% to $601.6 million in 2006 from $419.4 million in 2005. The increase in cost of revenues was primarily due to an increase in unit shipments. As a percentage of revenues, cost of revenues increased to 80.8% in 2006 compared to 77.6% in 2005, primarily as a result of a decrease in the average selling prices of our display drivers. We were able to partially offset such declines by decreasing per unit costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale of production, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.

•
Research and Development. Research and development expenses increased 46.9% to $60.7 million in 2006 from $41.3 million in 2005, primarily due to the increase in share-based compensation expenses and salary expenses. The increase in salary expenses was due to a 27.6% increase in headcount and higher average salaries. The increase was also partially a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2006.

•
General and Administrative. General and administrative expenses increased 43.9% to $9.8 million in 2006 from $6.8 million in 2005, primarily due to an increase in share-based compensation expenses and salary expenses. The increase in share-based compensation expenses resulted from our grant of RSUs to certain employees in 2006. The increase in salary expenses was due to higher average salaries. This increase was also partially the result of increased depreciation expense and fees relating to patent filings.

•
Sales and Marketing. Sales and marketing expenses increased 46.4% to $7.0 million in 2006 from $4.8 million in 2005, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 44.6% increase in headcount. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees in 2006. The increase in sales and marketing expenses was also partially attributable to increased travel expenses resulting from increased sales activity.

Non-Operating Income (Loss). We had non-operating income of $3.9 million in 2006 compared to $2.3 million in 2005, primarily as a result of a significant increase in interest income due to higher cash balance on hand from the proceeds of our initial public offering. This was partially offset by an impairment loss of $1.5 million recognized from our write-off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006.

Income Tax Expense (Benefit). We recognized an income tax benefit of $5.4 million in 2006 compared to an income tax expense of $8.9 million in 2005. Our effective income tax rate decreased from 12.7% in 2005 to (7.8)% in 2006, primarily due to an increase in tax-exempted income, non-deductible share-based compensation expenses, a tax benefit from the distribution of the prior year’s income and an increase in investment tax credits compared to 2005, partially offset by the effect of an enacted change in Taiwan’s tax laws in 2006 and the increase of valuation allowance provided to reduce certain subsidiaries’ deferred tax assets to zero.

Net Income. As a result of the foregoing, our net income increased to $75.2 million in 2006 from a net income of $61.6 million in 2005.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net cash provided by operating activities	$12,464	$29,696	$77,162
Net cash used in investing activities	(25,363)	(8,927)	(25,019)
Net cash provided by (used in) financing activities	14,404	81,886	(67,241)
Net increase (decrease) in cash and cash equivalents	1,509	102,667	(14,973)
Cash and cash equivalents at beginning of period	5,577	7,086	109,753
Cash and cash equivalents at end of period	7,086	109,753	94,780

Prior to being a public company, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2007, we had $94.8 million in cash and cash equivalents.

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2007 was $77.2 million compared to net cash provided by operating activities of $29.7 million for the year ended December 31, 2006. This increase was primarily due to the increase in cash collected from customers, resulting from higher revenues and comparable overall days sales outstanding in 2007 as in 2006.  The increase in operating cash inflows was partially offset by the increase in cash used to purchase raw materials (primarily fabricated wafer and processed tape) and to pay assembly and testing process fees, which resulted from the increase in production.  The increase in operating cash inflow was also partially offset by RSUs granted that vested immediately on the grant date in September 2007 and settled in cash, which amounted to $14.4 million, and by the net increase in operating expenditures such as salaries and rent. Net cash provided by operating activities for the year ended December 31, 2006 was $29.7 million compared to net cash provided by operating activities of $12.5 million for the year ended December 31, 2005. Net cash provided by operating activities increased in 2006 primarily due to the increase in cash collected from customers, resulting from higher revenues despite the extension of payment terms to certain of our customers in 2006. The increase in operating cash inflows was partially offset by the increase in cash used to purchase raw materials (primarily fabricated wafer and processed tape) and to pay assembly and testing process fees, which resulted from the increase in production.  The increase in operating cash inflows was also partially offset by the increase in payment of income tax by $4.5 million and other operating expenditures in 2006.

Investing Activities. Net cash used in investing activities for the year ended December 31, 2007 was $25.0 million compared to net cash used in investing activities of $8.9 million for the year ended December 31, 2006. This change was primarily due to the release of restricted cash equivalents and marketable securities of $13.9 million in 2006, with no corresponding release in 2007 and an increase in for available-for-sale marketable securities. Net cash used in investing activities for the year ended December 31, 2006 was $8.9 million compared to net cash used in investing activities of $25.4 million for the year ended December 31, 2005. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $8.8 million, when compared to the year ended December 31, 2005 and an increase in the purchase of property and equipment as a result of the payment of construction costs in connection with our new headquarters in the Tree Valley Industrial Park.  This decrease was offset by the release of restricted cash equivalents and marketable securities of $27.7 million.

      Financing Activities.  Net cash used in financing activities for the year ended December 31, 2007 was $67.2 million compared to net cash provided by financing activities of $81.9 million for the year ended December 31, 2006, primarily due to the distribution of cash dividends in 2007 and proceeds received in our initial public offering in 2006, partially offset by an increase in proceeds from the issuance of new shares by subsidiaries and an increase in net repayment of short-term debt. Net cash provided by financing activities in the year ended December 31, 2006 was $81.9 million compared to net cash provided by financing activities of $14.4 million in the year ended December 31, 2005, primarily due to proceeds received in our initial public offering which was offset by the repayment of short-term debt and our repurchase of ordinary shares.

Our liquidity could be negatively impacted by a decrease in demand for our products. Our products are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. Further, we expect to continue increasing our headcount, especially in engineering and sales, to pursue growth opportunities and keep pace with changes in technology. Should demand for our products slow down or fail to grow as expected, our increased headcount would result in sustained losses and reductions in our cash balance. We have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extensions in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to semiconductor solutions for flat panel displays and advanced televisions with particular emphasis on our three major product lines. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2005, 2006 and 2007, we incurred research and development expenses of $41.3 million, $60.7 million and $73.9 million, respectively, representing 7.6%, 8.1% and 8.0% of our revenues, respectively.

5.D. Trend Information

We expect demand for TFT-LCD panels will continue to grow in the long run as there are increasing applications adopting TFT-LCD panels of different sizes. However, the flat panel display industry is highly cyclical and subject to price fluctuations and seasonality.  There have been industry reports of a possible oversupply of TFT-LCD panels starting from the fourth quarter of 2008, which could result in downward pricing pressure on TFT-LCD panel manufacturers and component makers similar to the situation in 2006. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2007, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	1,069	827	242	—	—
Purchase obligations(1)	63,655	63,655	—	—	—
Other obligations(2)	2,367	1,442	925	—	—
Total	67,091	65,924	1,167	—	—

Notes:	(1)	Includes obligations for wafer fabrication, raw materials and supplies.

	(2)	Includes obligations under license agreements and donations for laboratories commitments.

As of December 31, 2006 and 2007, we had entered into several contracts for the acquisition of equipment and computer software and the construction of our new headquarters. Total contract prices amounted to $7.8 million and $0.9 million, respectively. As of December 31, 2006 and 2007, the remaining commitments were $2.8 million and $100,000, respectively.

In August 2004, we entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, we are required to pay a license fee based on the progress of the project development and a royalty based on shipments. The initial license fee of $100,000 was charged to research and development expense in 2004; no fees or royalties were paid in 2005. We also paid a license fee of $200,000 in 2006; however, no fees or royalties were paid in 2007.

In March 2005, we entered into a license agreement for the use of USB 2.0 relevant technology for product development. In accordance with the agreement, we were required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. No license fee was paid in 2005. The license fee charged to research and development expense in 2006 and 2007 was $10,000 and $250,000, respectively. In 2007, no royalty was paid.

In June 2007, we entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development. In accordance with the agreement, we were required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in 2007 was $0.5 million. In 2007, no royalty was paid.

We completed construction of our new headquarters located in the Tree Valley Industrial Park in 2006. The facility occupies 22,172 square meters and houses our research and development, engineering, sales and marketing, operations and general administrative staff. The land (31,800 square meters) is owned by us. The total costs were approximately $25.8 million, of which approximately $10.2 million was for the land and approximately $15.6 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We have already paid for the land and approximately $0.8 million, $9.7 million and $5.1 million of the construction costs were paid in 2005, 2006 and 2007, respectively, and we have no further obligations regarding our new headquarters.

We also lease office and building space pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2008 to 2010. As of December 31, 2006 and 2007, deposits paid amounted to $477,000 and $371,000, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets. As of December 31, 2007, future minimum lease payments under non-cancelable operating leases totaled $827,000 in 2008, $226,000 in 2009 and $16,000 in 2010. Rental expenses for operating leases amounted to $1.3 million, $1.8 million and $1.9 million in 2005, 2006 and 2007, respectively.

Our current corporate structure was established as a result of a share exchange between us and the former shareholders of Himax Taiwan. The ROC Investment Commission approved the share exchange, subject to our satisfying several undertakings we gave in connection with our application seeking approval of the share exchange: Himax Taiwan submitted to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned undertakings within four months after the end of each of 2005, 2006 and 2007. As of the date of this report we have satisfied our ROC undertakings.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the newly effective ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the newly defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. Total contributions to the new defined contribution plan in 2007 were $967,000 compared to $855,000 and $217,000 in 2006 and 2005, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2007 were $1.3 million compared to $1.1 million and $412,000 in 2006 and 2005, respectively. This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of consumer price index in Taiwan was 2.3%, 0.6% and 1.8% in 2005, 2006 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measures. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 (January 1, 2008 for us) and is to be applied prospectively. Subsequently in February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of SFAS No. 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R), or SFAS No. 158. As described in Note 2 (o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 also requires plan assets and benefit obligations be measured as of the date of the fiscal year-end statement of financial position with limited exceptions. The measurement provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008, and will not be applied retroactively. The measurement provisions of SFAS No. 158 are consistent with the Company’s current policies and management does not anticipate that the adoption of the measurement provisions of SFAS No. 158 will have an impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities –– including an amendment of FASB Statement No. 115 or SFAS No. 159. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Management has elected not to adopt this optional standard.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements –– an amendment to ARB No. 51 or SFAS No. 160. SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The initial adoption of SFAS No. 160 is expected to result only in a reclassification of our noncontrolling interest to shareholders’ equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, two of whom will be independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, as amended from time to time. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of June 1, 2008. Our directors and executive officers all assumed their respective positions at our company, Himax Technologies, Inc., after our shareholders’ meeting and board meeting, which were both held on October 25, 2005. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	50	Chairman of the Board
Jordan Wu	47	President, Chief Executive Officer and Director
Jung-Chun Lin	59	Director
Dr. Chun-Yen Chang	70	Director
Yuan-Chuan Horng	56	Director
Chih-Chung Tsai	52	Chief Technology Officer, Senior Vice President
Max Chan	41	Chief Financial Officer
Baker Bai	50	Vice President, Incubator System Design Center
John Chou	49	Vice President, Quality & Reliability Assurance & Support Design Center
Norman Hung	50	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Dr. Wu is also the chairman of the board of directors of Himax Taiwan, Himax Display, Himax Analogic and Himax Imaging. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan and chairman, president and chief executive officer of Himax Display. Dr. Wu is also a director of Himax Anyang and serves as a director, executive vice president and chief technology officer of CMO, a TFT-LCD panel manufacturer, and a director of Chi Lin Technology Co., Ltd., an electronics manufacturing service provider, Chi Mei El Corp., an OLED company, and Nexgen Mediatech Inc., a TFT-LCD television manufacturer. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information

Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd,. a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president and chief executive officer. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position that he held since April 2003. Mr. Wu is also the chairman of the board of directors of Wisepal, Himax Imaging, Himax Media Solutions, and Integrated Microdisplays and a director of Himax Taiwan, Himax Display, Himax Analogic, Himax Technologies (Samoa), Inc., Himax Anyang, Himax Technologies (Shenzhen) Co. Inc., Himax Technologies (Suzhou) Co., Inc., and Himax Imaging. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display since July 2004 and a director of Himax Analogic since July 2007. Mr. Lin also serves as a director, senior vice president, chief financial officer and chief accounting officer of CMO and a senior vice president of Chi Mei Corporation. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

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

Other Executive Officers

Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display, Himax Anyang, Wisepal, Himax Analogic and Integrated Microdisplays. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, manager and director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

Max Chan is our chief financial officer. Mr. Chan is also the chief financial officer of Himax Taiwan. Mr. Chan is also a supervisor of Wisepal, Himax Imaging and Himax Media Solutions. Prior to our reorganization in October 2005, Mr. Chan served as director of the planning division of Himax Taiwan from June 2004 to October 2005. Prior to joining Himax Taiwan, he was treasury manager of Intel Capital, the strategic investment division of Intel Corporation in Taiwan from 2000 to 2004, senior associate of Credit Suisse First Boston Asia International (Cayman) Limited, Taiwan Branch in 2000 and a manager of the Overseas Direct Investment Department of China Development Industrial Bank from 1992 to 2000. Mr. Chan holds a B.S. degree in civil engineering and an M.B.A. degree in finance from National Taiwan University and an M.S. degree in business administration from the University of Illinois at Urbana-Champaign.

Baker Bai is our vice president in charge of the Incubator System Design Center, a director of Himax Taiwan, and a supervisor of Himax Display and Himax Anyang. Prior to joining Himax Taiwan in 2001, Mr. Bai served as the director of the TFT Liquid Crystal Module Fab of CMO from 1998 to 2001, research and development manager of the Research Center of Vate Technology Inc., a semiconductor testing house, from 1994 to 1998, and research and development engineer at Chun Shan Technology Institute from 1983 to 1994. Mr. Bai holds a B.S. degree in electrical engineering from National Cheng Kung University, an M.S. degree in electrical engineering from the University of Southern California and an M.S. degree in electrical engineering from National Chiao Tung University.

John Chou is our vice president in charge of the Quality & Reliability Assurance & Support Design Center and also serves as a president and director of Himax Media Solutions. Prior to joining Himax in 2005, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree in electrical engineering from California State University, Los Angeles.

Norman Hung is our vice president in charge of Sales and Marketing and also serves as a director of Wisepal and a supervisor of Himax Analogic. From 2000 to 2006, Mr. Hung served as president of ZyDAS Technology Corp., a fabless integrated circuit design house. From 1999 to 2000, he served as vice president of Sales and Marketing for HiMARK Technology Inc., another fabless integrated circuit design house. Prior to that, from 1996 to 1998, Mr. Hung served as Director of Sales and Marketing for Integrated Silicon Solution, Inc. He has also served in various Marketing positions for Hewlett-Packard and Logitech. Mr. Hung holds a B.S. degree in electrical engineering from National Cheng Kung University and an executive M.B.A. degree from National Chiao Tung University.

6.B. Compensation of Directors and Executive Officers

In the year ended December 31, 2007, the aggregate cash compensation that we paid to our executive officers was approximately $0.5 million. The aggregate share-based compensation that we paid to our executive officers was approximately $1.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

In the year ended December 31, 2007, the aggregate cash compensation that we paid to our directors was approximately $30,000. The aggregate share-based compensation that we paid to our directors was $43,100.

The following table summarizes the RSUs that we granted in 2007 to our directors and executive officers under our 2005 long-term incentive plan. See “Item 6.D. Employees –– Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	91,765	22,941	68,824
Jordan Wu	105,724	26,431	79,293
Jung-Chun Lin	0	0	0
Dr. Chun-Yen Chang	0	0	0
Yuan-Chuan Horng	0	0	0
Chi-Chung Tsai	105,724	26,431	79,293
Max Chan	40,508	10,127	30,381
Baker Bai	50,640	12,660	37,980
John Chou	73,636	18,409	55,227
Norman Hung	57,212	14,303	42,909

6.C. Board Practices

General

Our board of directors consists of five directors, two of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Rules, as amended from time to time. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 4350(c)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 4350(c)(2).

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 4200(a) (15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. We intend to follow home country practice that permits a nominating committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(4)(A)(ii) and (B)(ii) of the Nasdaq Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2005, 2006 and 2007, we had 716, 924 and 1,050 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2007:

Function	Number
Research and development(1)	687
Engineering and manufacturing(2)	120
Sales and marketing(3)	160
General and administrative	83
Total	1,050

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

(3)	Includes field application engineers.

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

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25%

vested on each of September 30, 2006 and 2007, and with the remainder vesting September 30, 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, and with the remainder vesting June 30, 2008, subject to certain forfeiture events.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 26, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

We made a grant of 6,694,411 RSUs to our employees on September 26, 2007. The vesting schedule for this RSU grant is as follows: 54.55% of the RSU grant vested immediately and was settled by cash in the amount of $14.4 million on the grant date, with the remainder vesting equally on each of September 30, 2008, 2009 and 2010, subject to certain forfeiture events.

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

If we are required to prepare an accounting restatement owing to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant will reimburse us the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

Amendment and Termination. Subject to, and except as, provided in the plan, the committee has the sole discretion to alter, amend, modify, suspend, or terminate the plan and any award document in whole or in part. Amendments to the plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of June 1, 2008, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Dr. Biing-Seng Wu	32,093,786	16.81%
Jordan Wu	11,432,594	5.99%
Jung-Chun Lin	-	-
Dr. Chun-Yen Chang	797,307	*

Name	Number of Shares Owned	Percentage of Shares Owned

Yuan-Chuan Horng	455,552	*
Chih-Chung Tsai	2,948,243	1.54%
Max Chan	68,936	*
Baker Bai	2,297,134	1.20%
John Chou	47,642	*
Norman Hung	33,328	*

* Less than 1%

None of our directors or executive officers has voting rights different from other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

CMO is a major shareholder of ours. As of June 1, 2008, CMO beneficially owned 13.0% of our outstanding shares. We have a close relationship with CMO, a leading TFT-LCD panel manufacturer based in Taiwan which is listed on the Taiwan Stock Exchange. CMO’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were employees of CMO prior to the establishment of Himax Taiwan. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation and remains one of our largest external shareholders. CMO has also been our largest customer since our inception. As of December 31, 2007, sales to CMO (together with its affiliates) accounted for 58.8% of our revenues. Certain of our directors also hold key management positions at CMO. Jung-Chun Lin, our director, holds the positions of director, vice president, chief financial officer and chief accounting officer at CMO. Dr. Biing-Seng Wu, our chairman, is also a director, executive vice president and chief technology officer of CMO. We also have entered into various transactions with CMO as further described below.

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

There have been no changes in our major shareholders or significant changes in the amount of shares CMO holds since June 1, 2008.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of June 1, 2008, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu	32,093,786	16.81%
Jordan Wu	11,432,594	5.99%
CMO	24,822,529	13.00%
All directors and executive officers as a group	50,174,522	26.28%

As publicly disclosed on the Schedule 13G filed on February 14, 2008, FMR LLC, and its affiliates, is the beneficial owner of 23,985,887, or 12.39%, of our shares.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 1, 2008, 190,905,649 of our shares were outstanding. We believe that, of such shares, 96,138,297 shares in the form of ADSs were held by approximately 9,727 holders in the United States as of June 1, 2008.

7.B. Related Party Transactions

CMO and Related Companies

CMO

We sell display drivers to CMO. We generated net sales to CMO in the amount of $317.0 million in 2005, $335.8 million in 2006, and $281.8 million in 2007 and our receivables from these sales were $67.4 million, $81.6 million and $94.1 million as of December 31, 2005, 2006 and 2007, respectively.

We lease office space and equipment from CMO. Rent and utility expenses paid to CMO amounted to $0.6 million in 2005, $0.8 million in 2006 and $0.5 million in 2007.

Himax Display also provides liquid crystal injection services to CMO. Himax Display generated net sales of approximately $45,000 in 2005 from CMO in connection with these services. Himax Display purchased liquid crystal from CMO, which was used for Himax Display’s liquid crystal injection services, in amounts of $703,000, $81,500 and $11,600 in 2005, 2006 and 2007, respectively.

In February 2006 and March 2007, our board approved a donation of approximately $150,000 to Chi Mei Culture Foundation, a non-profit organization affiliated with CMO, which is dedicated to the promotion of the arts and culture in Taiwan.

Chi Mei Optoelectronics Japan Co., Ltd.

Chi Mei Optoelectronics Japan Co., Ltd., or CMO-Japan, (formerly named International Display Technology Co., Ltd., or IDTech) an affiliate of our company, is a privately held company 100% owned by CMO. Incorporated in Japan with headquarters based in Yasu, Japan, IDTech has historically developed and manufactured large-sized, high-resolution TFT-LCD panels and currently markets TFT-LCD panels for CMO. We sell display drivers to CMO-Japan. We generated net sales to CMO-Japan in the amount of $0.3 million in 2005 and nil in 2006 and 2007. We had no receivables from these sales as of December 31, 2006 and 2007.

Chi Mei Corporation

Chi Mei Corporation, or CMC, is a privately held company incorporated in Taiwan and is the largest shareholder of CMO. CMC manufactures various products, including acrylonitrile butadiene styrene resins. We purchased consumable and miscellaneous items from CMC in the amount of $48,000, $93,000 and $6,000 in 2005, 2006 and 2007, respectively.

NingBo Chi Mei Optoelectronics Ltd.

NingBo Chi Mei Optoelectronics Ltd., or CMO Ningbo, is a subsidiary of CMO. We sell display drivers to CMO Ningbo. We generated net sales to CMO Ningbo in the amount of $0.7 million in 2005, $73.9 million in 2006 and $249.1 million in 2007, and our receivables from these sales were $0.7 million, $33.9 million and $92.8 million as of December 31, 2005, 2006 and 2007, respectively.

Chi Lin Technology Co., Ltd.

We sell display drivers to Chi Lin Technology Co., Ltd., or Chi Lin Tech, a company controlled by CMC. Chi Lin Tech, a publicly held Taiwanese company headquartered in Tainan, Taiwan, is engaged in the business of, among other things, the sale of LCD-related parts and the repair and maintenance of TFT-LCD panels. We generated net sales to Chi Lin Tech in the amount of $2.8 million, $3.0 million and $7.2 million in 2005, 2006 and 2007, respectively, and our receivables from these sales was $1.2 million, $0.4 million and $1.0 million as of December 31, 2005, 2006 and 2007, respectively.

TopSun Optoelectronics, Inc.

We sell display drivers to TopSun Optoelectronics Inc., or TopSun, whose board of directors is controlled by Chi Lin Tech. On January 1, 2007, TopSun merged with Chi Lin Tech, with Chi Lin Tech being the surviving company. We generated net sales to TopSun in the amount of $1.1 million in 2006, and our receivables from these sales were $1.2 million as of December 31, 2006. We did not generate net sales from TopSun prior to 2006.

Other Related Company

Jemitek Electronics Corp.

From June 2003 to November 2006, our chief executive officer was on the board of directors of Jemitek Electronics Corp., or JEC. On March 1, 2007, JEC merged with InnoLux Display Corporation, with InnoLux Display Corporation being the surviving company. We sell display drivers to JEC, a privately held Taiwanese company headquartered in Taipei, Taiwan which designs and assembles small and medium-sized LCD panels for mobile phones and digital media players. We also owned an equity interest in JEC beginning in June 2003, but disposed of all of our interest in October 2006. We generated net sales to JEC in the amount of $1.6 million and approximately $9,000 in 2005 and 2006, respectively, and our receivables from these sales were $0.1 million and nil as of December 31, 2005 and 2006, respectively. We did not generate any net sales to JEC in 2007 and did not have any receivables from them as of December 31, 2007.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. Litigation

 On July 30, 2007, a class action was filed in the United States District Court for the Central District of California entitled Vivian Oh v. Max Chan, CV07-04891-DDP. The suit was allegedly brought on behalf of purchasers of our ordinary shares pursuant and/or traceable to our initial public offering on or about March 30, 2006. The complaint named our Chief Financial Officer, Max Chan, as the sole defendant, alleging a breach of fiduciary duty and violations of Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint sought damages in an unspecified amount, rescission of the initial public offering, and attorney’s fees and costs. On August 30, 2007, a similar class action was filed in the same court entitled Michael Pfeiffer v. Himax Technologies, Inc., Max Chan, and Jordan Wu, CV07-05468-JFW. The suit was allegedly brought on behalf of purchasers of our ADSs issued in our initial public offering. The complaint named us, our Chief Executive Officer, Jordan Wu, and our Chief Financial Officer, Max Chan, as defendants, alleging violations of Sections 11 and 15 of the Securities Act. The complaint sought damages in an unspecified amount and attorney’s fees and costs.

On October 3, 2007, the plaintiffs moved to consolidate the cases, appoint lead plaintiffs and approve lead plaintiffs’ selection of counsel. That motion was granted on February 5, 2008. Plaintiffs filed an amended complaint on February 25, 2008. The amended complaint again names as defendants us, Jordan Wu, and Max Chan, and adds Chairman Biing-Seng Wu, director Jung-Chun Lin and CMO as defendants. The amended complaint alleges that defendants violated Sections 11 and 15 of the Securities Act by failing to disclose certain facts related to CMO’s inventory. Plaintiffs seek unspecified damages, attorney’s fees and expenses, and rescission of the initial public offering. We and the individual defendants intend to defend against this case vigorously.

8.A.8. Dividends and Dividend Policy

Our dividend policy is to retain the majority, if not all, of our available funds and any future earnings for use in the operation and growth of our business.

In November 2005, we distributed a special cash dividend to our shareholders in the amount of approximately $13.6 million, or the equivalent of approximately $0.075 per share based on our total shares outstanding as of a certain record date. This dividend was paid to our shareholders in respect of our performance prior to our initial public offering. We decided to pay the dividend in cash instead of shares because our ordinary shares at the time of the dividend payment were not listed on any stock exchange and therefore had limited liquidity. This dividend was approved by our board of directors and was financed through a loan. In 2006, we did not distribute any dividends.

On October 30, 2007 we paid a cash dividend to our shareholders in the amount of approximately $39.7 million, or the equivalent of US$0.20 per share based on our total shares outstanding as of October 5, 2007, the record date.

On May 27, 2008, we announced a cash dividend of US$0.35 per share that will be payable on June 27, 2008, based on our total shares outstanding as of June 16, 2008, the record date.

The dividends distributed in 2005, 2006 and 2007 should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of distributions, if any, received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. Since its inception in June 2001, Himax Taiwan has paid stock dividends in an amount of 13,517,773 shares on September 1, 2003 and 42,976,372 shares on September 20, 2004 with respect to the fiscal years 2002 and 2003, respectively. However, Himax Taiwan has not paid cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

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

The Emerging Stock Board was established in January 2002 to facilitate the trading of securities of companies that do not qualify for listing on the Taiwan Stock Exchange or the Gre Tai Securities Market. The table below sets out, for the periods indicated, the reported high and low closing market prices for the common shares of Himax Taiwan on the Emerging Stock Board. Given the different characteristics (such as the base of investors, non-centralized trading nature of the system, disclosure requirements, corporate governance standards, the relative lower trading volumes, the scope of research coverage and others) of the trading system in which Himax Taiwan’s common shares were historically traded, as compared to the Nasdaq Global Select Market, we believe that the historical stock prices for the common shares of Himax Taiwan are not indicative of any subsequent trading prices of the ADSs representing our ordinary shares.

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

Our ADSs have been quoted on the Nasdaq Global Select Market under the symbol “HIMX” since March 31, 2006. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Nasdaq Global Select Market for the shares represented by ADSs.

	Closing Price per ADS
	High	Low	Average Daily Trading Volume
	(US$)	(US$)	(in thousand of ADSs)
2006
Second quarter (from April 1)	9.25	4.73	809.6
Third quarter	7.30	5.00	269.9
Fourth quarter	6.41	4.28	981.6
2007
First quarter	6.06	4.58	703.5
Second quarter	6.03	4.97	509.7
Third quarter	5.69	3.77	780.7

	Closing Price per ADS
	High	Low	Average Daily Trading Volume
	(US$)	(US$)	(in thousand of ADSs)
Fourth quarter	4.47	3.79	965.7
2008
January	5.43	4.07	1,002.2
February	5.69	4.94	741.6
March	5.49	4.28	519.0
April	5.20	4.61	256.9
May	5.80	4.84	576.0
June (through June 12)	6.14	5.62	1,394.5

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares is the Nasdaq Global Select Market, on which our shares are traded in the form of ADSs.

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

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of our ordinary shares or ADSs to the U.S. Holders described herein, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances.

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

The U.S. Treasury has expressed concerns that parties to whom ADRs are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Distributions

Distributions received by U.S. Holders with respect to the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. We do not expect to maintain records of earnings and profits in accordance with U.S. federal income tax principles, and therefore it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Select Market, where our ADSs are traded. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007. However, our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and, accordingly, there can be no assurance that we will not be considered a PFIC for our current or any future taxable year.

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

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including a pledge) of ordinary shares or ADSs by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to each such taxable year. Similar rules would apply to any distribution in respect of ordinary shares or ADSs to the extent in excess of 125% of the average of the annual distributions on ordinary shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2007, 99.7% of our sales were transacted in U.S. dollars and more than 97% of our cost of revenues was denominated in U.S. dollars. However, in December 2007 more than 50% of our operating expenses was denominated in NT dollars, with a small percentage denominated in Japanese Yen and Chinese Renminbi, and the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2007, no foreign currency exchange contracts are outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The following information regarding the use of proceeds relates to the registration statement on Form F-1 (File No. 333-132372) for our initial public offering and sale of 56,728,835 ADSs, each representing one of our ordinary shares, for an aggregate offering price of $510,559,515. Our registration statement was declared effective by the Commission on March 30, 2006.

We received net proceeds of approximately $147.4 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

We have utilized $32.1 million of the net proceeds from our initial public offering to repay our short-term loans and make overseas investments. In addition, we utilized $83.5 million on stock repurchases and $39.7 million on dividend distribution. The majority of the remaining net proceeds are currently held in interest-bearing bank deposits.

Morgan Stanley Services Limited, Credit Suisse Securities (USA) Inc., Banc of America Securities LLC, Piper Jaffray & Co., ABN AMRO Bank N.V. and N M Rothschild & Sons Limited and HSBC Securities (USA) Inc. were the underwriters for our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2007.

KPMG, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Himax Technologies, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Himax Technologies, Inc. acquired Wisepal Technologies, Inc. during 2007, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, Wisepal Technologies, Inc.’s internal control over financial reporting associated with total assets of $9,188 thousand and total revenues of $6,429 thousand included in the consolidated financial statements of Himax Technologies, Inc. and subsidiaries as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Himax Technologies, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of Wisepal Technologies, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 16, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
June 16, 2008

Changes in Internal Control Over Financial Reporting

In 2007, we have implemented ERP software (SAP) to enhance the efficiency and the controls of our financial reporting process. Except as mentioned above, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuan-Chuan Horng is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 4200(a)(15) of the Nasdaq Marketplace Rules and Rule 10A-3 of the Exchange Act.

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
Sinshih Township, Tainan County 74445
Taiwan, Republic of China

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Registered Public Accounting Firm

KPMG, our independent registered public accounting firm, began serving as our auditor upon the formation of our company in 2001. The head auditor currently responsible for our audit is Allan Yu. Mr. Yu has been serving in his role since 2006 when he took over for Shing Hai Wei, who had been serving as our head auditor until our initial public offering in April 2006.

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services.

Auditor Fees

We paid the following fees for professional services to KPMG for the years ended December 31, 2006 and 2007.

	Year ended December 31,
Services	2006	2007
Audit Fees(1)	$402,000	$795,000
All Other Fees(2)	12,000	6,000
Total	$414,000	$801,000

Note:	(1)
Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	All Other Fees. This category consists of fees for the preparation of a transfer pricing report.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 1, 2007, our board of directors authorized a share buyback program allowing us to repurchase up to $40.0 million of our ADSs in the open market or through privately negotiated transactions. We completed this share buyback program in the first quarter of 2008 and repurchased a total of approximately $33.0 million of our ADSs (equivalent to approximately 7.6 million ADSs) from the open market. The repurchased ADSs and their underlying ordinary shares have been cancelled, thereby reducing our issued and outstanding shares by approximately 4%.

The following table sets forth information regarding transactions completed under the share buyback program for each of the specified periods.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
November 1, 2007 to November 30, 2007	3,973,514	$4.38	3,973,514	$22,612,902
December 1, 2007 to December 31, 2007	2,595,594	$4.23	6,569,108	$11,633,090
January 1, 2008 to January 31, 2008	849,914	$4.24	7,419,022	$8,025,902
March 1, 2008 to March 18, 2008	224,128	$4.67	7,643,150	$6,980,313

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements for fiscal year 2007 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated June 16, 2008.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2006 and 2007.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(d) Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(e) Consolidated Statements of Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(g) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2
Registrant’s Specimen Certificate for Ordinary Shares.  (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holders of the American depositary receipts.  (Incorporated by reference to Exhibit (a) from our Registration Statement on Form F-6 (file no. 333-132383) filed with the Securities and Exchange Commission on March 13, 2006.)

2.4
Share Exchange Agreement dated June 16, 2005 between Himax Technologies, Inc. and Himax Technologies Limited.  (Incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.5
Letter of the ROC Investment Commission, Ministry of Economic Affairs dated August 30, 2005 relating to the approval of Himax Technologies, Inc.’s inbound investment in Taiwan.  (Incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.6
Letter of the ROC Investment Commission, Ministry of Economic Affairs dated September 7, 2005 relating to the approval of Himax Technologies Limited’s outbound investment outside of Taiwan.  (Incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

4.1
Himax Technologies, Inc. 2005 Long-Term Incentive Plan.  (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

4.2
Plant Facility Service Agreement dated July 20, 2004 between Himax Display, Inc. and Chi Mei Optoelectronics Corp.  (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006)

4.3
Lease Agreement dated June 11, 2004 between Shin Kong Life Insurance Co., Ltd. and Himax Technologies Limited.  (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Max Chan, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

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

Date: June 20, 2008

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2005, 2006 and 2007
(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financials statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U. S. generally accepted accounting principles.

As described in the Notes 2 and 14 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Taipei, Taiwan (the Republic of China)
June  16, 2008

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2007
(in thousands of US dollars)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$109,753	94,780
Marketable securities available-for-sale	8,828	15,208
Restricted cash equivalents and marketable securities	108	97
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $464 and $190 at December 31, 2006 and 2007, respectively	112,767	88,682
Accounts receivable from related parties, less allowance for sales returns and discounts of $404 and $303 at December 31, 2006 and 2007, respectively	116,850	194,902
Inventories	101,341	116,550
Deferred income taxes	6,744	12,684
Prepaid expenses and other current assets	10,324	15,369
Total current assets	466,715	538,272

Property, plant and equipment, net	38,895	46,180
Deferred income taxes	11,405	20,714
Goodwill	-	26,878
Intangible assets, net	393	12,721
Investments in non-marketable securities	817	7,138
Refundable deposits and prepaid pension costs	569	859
	52,079	114,490
Total assets	$518,794	652,762

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2006 and 2007
 (in thousands of US dollars, except share and per share data)

	December 31,
	2006	2007
Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Accounts payable	$120,407	147,221
Income tax payable	11,666	19,147
Other accrued expenses and other current liabilities	21,206	19,231
Total current liabilities	153,279	185,599
Accrued pension liabilities	192	218
Deferred income taxes	-	4,547
Total liabilities	153,471	190,364
Minority interest	1,396	11,089
Stockholders’ equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; 193,600,302 and 191,979,691 shares issued and outstanding at December 31, 2006 and 2007, respectively	19	19
Additional paid-in capital	221,666	235,894
Accumulated other comprehensive loss	(275)	(7)
Unappropriated retained earnings	142,517	215,403
Total stockholders’ equity	363,927	451,309
Commitments and contingencies
Total liabilities, minority interest and stockholders’ equity	$518,794	652,762

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2005, 2006 and 2007
 (in thousands of US dollars, except per share data)

	Year Ended December 31,
	2005	2006	2007

Revenues
Revenues from third parties, net	$217,420	329,886	371,267
Revenues from related parties, net	322,784	414,632	546,944
	540,204	744,518	918,211

Costs and expenses:
Cost of revenues	419,380	601,565	716,163
Research and development	41,278	60,655	73,906
General and administrative	6,784	9,762	14,903
Sales and marketing	4,762	6,970	9,334
Total costs and expenses	472,204	678,952	814,306

Operating income	68,000	65,566	103,905

Non operating income (loss):
Interest income	580	5,860	5,433
Gain on sale of marketable securities, net	105	60	112
Other than temporary impairment loss on investments in non-marketable securities	(129)	(1,500)	-
Foreign currency exchange gains (losses), net	1,808	(341)	(319)
Interest expense	(125)	(311)	-
Other income, net	19	173	464
	2,258	3,941	5,690
Earnings before income taxes and minority interest	70,258	69,507	109,595
Income tax expense (benefit)	8,923	(5,446)	(1,860)
Income before minority interest	61,335	74,953	111,455
Minority interest, net of tax	223	237	1,141
Net income	$61,558	75,190	112,596

Basic earnings per ordinary share	$0.35	0.39	0.57
Diluted earnings per ordinary share	$0.34	0.39	0.57

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2005, 2006 and 2007
 (in thousands of US dollars)

	Year Ended December 31,
	2005	2006	2007

Net income	$61,558	75,190	112,596
Other comprehensive income:
Unrealized gains on securities, not subject to income tax:
Unrealized holding gains on available-for-sale marketable securities arising during the period	129	56	198
Reclassification adjustment for realized gains included in net income	(105)	(60)	(112)
Foreign currency translation adjustments, net of income tax of $3, $6 and $0 in 2005, 2006 and 2007, respectively	5	24	202
Net unrecognized actuarial loss, net of tax of $22	-	-	(20)
Comprehensive income	$61,587	75,210	112,864

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2005, 2006 and 2007
 (in thousands of US dollars and shares)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Unappropriated retained earnings	Total

Balance at January 1, 2005	180,769	$18	85,508	-	7	19,327	104,860
Declaration of special cash dividends	-	-	-	-	-	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	-	8,536	-	-	-	8,536
Share-based compensation expenses	330	-	4,184	-	-	-	4,184
Dilution gain from issuance of new subsidiary shares	-	-	222	-	-	-	222
Unrealized holding gain on available-for-sale marketable securities	-	-	-	-	24	-	24
Foreign currency translation adjustments	-	-	-	-	5	-	5
Net income	-	-	-	-	-	61,558	61,558
Balance at December 31, 2005	182,089	18	98,450	-	36	67,327	165,831
Issuance of ordinary shares upon initial public offering, net of issuance costs of $8,207	17,290	2	147,406	-	-	-	147,408
Shares acquisition	(7,886)	-	-	(39,460)	-	-	(39,460)
Shares retirement	-	(1)	(39,459)	39,460	-	-	-
Share-based compensation expenses	2,107	-	15,091	-	-	-	15,091
Dilution gain from issuance of new subsidiary shares	-	-	178	-	-	-	178
Adjustment upon adoption of SFAS No. 158, net of tax of $98	-	-	-	-	(331)	-	(331)
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	(4)	-	(4)
Foreign currency translation adjustments	-	-	-	-	24	-	24
Net income	-	-	-	-	-	75,190	75,190
Balance at December 31, 2006	193,600	19	221,666	-	(275)	142,517	363,927

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Continued)

Years ended December 31, 2005, 2006 and 2007
 (in thousands of US dollars and shares)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Unappropriated retained earnings	Total

Issuance of ordinary shares in connection with the acquisition of Wisepal Technologies, Inc.	6,217	$-	45,032	-	-	-	45,032
Ordinary shares to be issued in connection with the acquisition of Wisepal Technologies, Inc.	-	-	1,687	-	-	-	1,687
Shares acquisition	(8,730)	-	-	(39,207)	-	-	(39,207)
Shares retirement	-	-	(39,207)	39,207	-	-	-
Share-based compensation expenses	893	-	5,883	-	-	-	5,883
Dilution gain from issuance of new subsidiary shares	-	-	833	-	-	-	833
Net unrecognized actuarial loss, net of tax of $22	-	-	-	-	(20)	-	(20)
Unrealized holding gain on available-for-sale marketable securities	-	-	-	-	86	-	86
Foreign currency translation adjustments	-	-	-	-	202	-	202
Declaration of cash dividends, $0.2 per share	-	-	-	-	-	(39,710)	(39,710)
Net income	-	-	-	-	-	112,596	112,596
Balance at December 31, 2007	191,980	$19	235,894	-	(7)	215,403	451,309

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007
(in thousands of US dollars)

	Year Ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income	$61,558	75,190	112,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,613	5,221	10,260
Write-off of in-process research and development	-	-	1,600
Share-based compensation expenses	8,613	15,150	5,895
Minority interest, net of tax	(223)	(237)	(1,141)
Loss on disposal of property, plant and equipment	-	36	223
Gain on sales of subsidiary shares and investment in non-marketable securities, net	(19)	(137)	(418)
Gain on sale of marketable securities, net	(105)	(60)	(112)
Impairment loss on investments in non-marketable securities	129	1,500	-
Deferred income taxes	(3,371)	(8,938)	(14,618)
Inventories write downs	927	5,165	14,824
Changes in operating assets and liabilities:
Accounts receivable	(53,242)	(32,237)	25,971
Accounts receivable from related parties	(30,458)	(47,263)	(78,044)
Inventories	(51,839)	(1,502)	(29,602)
Prepaid expenses and other current assets	(6,413)	749	(4,477)
Accounts payable	67,152	14,606	26,232
Income tax payable	10,852	(1,959)	7,481
Other accrued expenses and other current liabilities	5,290	4,412	492
Net cash provided by operating activities	12,464	29,696	77,162
Cash flows from investing activities:
Purchase of land, property and equipment	(14,733)	(17,829)	(18,998)
Proceeds from sale of property and equipment	-	-	9
Purchase of available-for-sale marketable securities	(38,048)	(31,911)	(52,476)
Sales and maturities of available-for-sale marketable securities	42,028	27,128	46,303
Cash acquired in acquisition, net of cash paid	-	17	6,161
Proceeds from sale of subsidiary shares and investment in non-marketable securities by Himax Technologies Limited	51	1,142	562
Purchase of investment in non-marketable securities	-	(817)	(6,321)
Purchase of subsidiary shares from minority interest	(523)	(773)	(295)
Refund from (increase in) refundable deposits	(414)	171	25
Release (pledge) of restricted cash equivalents and marketable securities	(13,724)	13,945	11
Net cash used in investing activities	(25,363)	(8,927)	(25,019)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2005, 2006 and 2007
 (in thousands of US dollars)

	Year Ended December 31,
	2005	2006	2007

Cash flows from financing activities:
Distribution of cash dividends	$(13,558)	-	(39,710)
Proceeds from initial public offering, net of issuance costs	-	147,408	-
Proceeds from issuance of new shares by subsidiaries	866	676	11,814
Payments to acquire ordinary shares for retirement	-	(38,835)	(39,345)
Proceeds from borrowing of short-term debt	27,274	11,303	-
Repayment of short-term debt	-	(38,577)	-
Repayment of long-term debt	(178)	(89)	-
Net cash provided by (used in) financing activities	14,404	81,886	(67,241)
Effect of foreign currency exchange rate changes on cash and cash equivalents	4	12	125
Net increase (decrease) in cash and cash equivalents	1,509	102,667	(14,973)
Cash and cash equivalents at beginning of year	5,577	7,086	109,753
Cash and cash equivalents at end of year	$7,086	109,753	94,780
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$125	311	-
Income taxes	$1,130	5,695	4,779
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited	$-	538	-

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005, 2006 and 2007

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001.  On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law.  Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio. The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange.  Refer to Note 22 (j) for further details.  Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

On April 4 and 13, 2006, the Company completed its initial public offering and sold 17,290,588 American Depositary Shares (“ADSs”), representing 17,290,588 new ordinary shares, at an initial public offering price of US$8.55 per ADS after deducting underwriting discounts and commissions.  The Company received net proceeds, after deduction of the related offering costs, in the amount of $147,408 thousand.

Since March 2006, the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX.” in the form of ADSs.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays.  The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handsets, and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays.  In addition, the Company has expanded its product offering to include television semiconductor solutions, as well as liquid crystal on silicon (LCOS) products.  The Company’s customers are TFT-LCD panel manufacturers, LCD and mobile device module manufacturers and television makers.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

The accompanying consolidated financial statements include the accounts and operations of the Himax Technologies, Inc., and all its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets, allowances for doubtful accounts and sales returns; the valuation of deferred income tax assets, property, plant and equipment, inventory, potential impairment of marketable securities and other equity investments, share-based compensation; reserves for employee benefit obligations, and income tax uncertainties and other contingencies.  Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.  As of December 31, 2006 and 2007, the Company had $89,500 thousand and $62,337 thousand of cash equivalents, respectively, consisting of NT$ and US dollar denominated time deposits with an original maturity of less than three months.  As of December 31, 2007, the Company had $97 thousand of negotiable certificate of deposits with an original maturity of more than three months, which had been pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(d)	Marketable Securities

As of December 31, 2006 and 2007, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value with changes in fair value, net of related taxes, excluded from earnings and reported in other comprehensive income.  Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

(e)	Inventories

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

(f)	Investments in Non-Marketable Securities

Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.  Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value.  The resulting impairment loss is charged to earnings at that time.  To determine whether an impairment is other-than-temporary, management primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(g)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased in August 2005 as the construction site of the Company’s new headquarters which was completed in November 2006, and machinery and equipment used in the design and development of products, and is stated at cost.  Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets which range as follows: building 25 years, building improvements, 6 to 16 years, machinery and equipment, generally three to six years.  Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset.  Software is amortized on a straight line basis over estimated useful lives ranging from two to five years.

(h)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in connection with the Company’s acquisition of Wispal Technologies, Inc. in 2007.  Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets.  Impairment testing for goodwill is done at a reporting unit level.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.   If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  Management considers the enterprise as a whole to be the reporting unit for purpose of evaluating goodwill impairment and consequently, determines the fair value of the reporting unit using the quoted market price of the Company’s ordinary shares.

During 2007, management performed its annual impairment testing of goodwill and concluded that there was no impairment in 2007.

(i)	Intangible Assets

Acquired intangible assets include patents, developed technology and customer relationships assets at December 31, 2006 and 2007.  Intangible assets are amortized on a straight-line basis over their estimated useful lives; patents, five years, developed technology, five to seven years and customer relationships, seven years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(j)	Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities and are reported at fair value at each balance sheet date.  As none of the derivative financial instruments meet all the conditions for hedge accounting, changes in the fair value of derivative financial instruments are recognized in earnings and are included in other income (expense) in the accompanying consolidated statements of income.

(k)	Impairment of Long-Lived Assets

The Company’s long-lived assets, which consist of property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated.  If the carrying amount of an asset exceeds such estimated cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. Management generally determines fair value based on the estimated discounted future cash flows expected to be generated by the asset.

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

The Company records a reduction to revenue and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenue is recognized based primarily on historical discount and return rates.  However, if sales discount and product returns for a particular fiscal period exceed historical rates, management may determine that additional sales discount and return allowances are required to properly reflect the Company’s estimated remaining exposure for sales discounts and product returns.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

(n)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred.  Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $29 thousand, $27 thousand and $8 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS No. 158.  SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. SFAS No. 158 also eliminates the requirement for Additional Minimum Pension Liability required under SFAS No. 87.  This statement does not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

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

The recognition provisions of SFAS No. 158 had no effect on the consolidated statements of income for the periods presented. The adoption of SFAS No. 158 did not impact the Company’s compliance with debt covenants or its cash position.

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
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. On January 1, 2007, the Company adopted FIN 48.  As a result, management conducted a comprehensive evaluation of its uncertain tax positions.  Management concluded that it was not necessary for the Company to recognize any adjustments as a result of the initial adoption of FIN 48.  Further, the Company did not recognize any interest or penalties related to unrecognized tax benefits in 2007.

(q)	Foreign Currency Translation

The reporting currency of the Company is the United States dollar.  The functional currency for the Company’s major operations is the United States dollar.  Accordingly, the assets and liabilities of subsidiaries whose functional currency is other than the United States dollar are included in the consolidation by translating the assets and liabilities into the reporting currency (the United States dollar) at the exchange rates applicable at the end of the reporting period.  Equity accounts are translated at historical rates.  The statements of income and cash flows are translated at the average exchange rates during the year.  Translation gains or losses are accumulated as a separate component of stockholders’ equity in accumulated other comprehensive income (loss).  Foreign currency denominated monetary assets and liabilities are remeasured into functional currency at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (loss) in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(r)	Earnings Per Share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period.  Ordinary equivalent shares consist of nonvested shares and unvested treasury stock issued to employees that are contingently returnable until lapse of the requisite service period, ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees and independent directors and contingently issuable ordinary shares upon the achievement of specific milestones as of December 31, 2007 related to the acquisition of Wisepal Technologies, Inc.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year December 31,
	2005	2006	2007

Net income (in thousands)	$61,558	75,190	112,596
Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	176,105	192,475	196,862
Basic earnings per share	$0.35	0.39	0.57

Contingently returnable nonvested shares and unvested treasury stock issued to employees, contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors and contingently issuable ordinary shares related to acquisition are included in the calculation of diluted earnings per share based on treasury stock method.  In 2006, the unvested 590,401 RSUs which will vest during 2007 and 2008 were excluded from the diluted earnings per share computation as their effect would be anti-dilutive.   In 2007, the unvested 1,272,600 RSUs which will vest during 2008 and 2009 were excluded as their effect would be anti-dilutive.

	Year December 31,
	2005	2006	2007

Net income (in thousands)	$61,558	75,190	112,596
Denominator for diluted earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	176,105	192,475	196,862
Nonvested ordinary shares, RSUs and contingent shares (in thousands)	4,554	2,615	660
	180,659	195,090	197,522
Diluted earnings per share	$0.34	0.39	0.57

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(s)	Share-Based Compensation

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

A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership (“dilution gain”) is recognized as additional paid in capital in the Company’s consolidated statements of stockholders’ equity.  For the year ended December 31, 2005, the Company recognized a dilution gain of $170 thousand and $52 thousand, respectively, resulting from the issuance to third parties of new shares (representing a 20.73 % interest) and the issuance to employees of nonvested shares (representing a 6.60% interest) by Himax Analogic Inc. (“ Himax Analogic”, a consolidated subsidiary, formerly known as Amazion Electronics, Inc,) for cash proceeds of $866 thousand and for employees’ future service with a fair value of $392 thousand, respectively.  For the year ended December 31, 2006, the Company recognized a dilution gain of $178 thousand, resulting from the issuance to third parties of new shares (representing a 2.34 % interest) by Himax Display Inc. (“Himax Display”, a consolidated subsidiary) for cash proceeds of $676 thousand.  For the year ended December 31, 2007, the Company recognized a dilution gain of $319 thousand and $514 thousand, resulting from the issuance to third parties of new shares (representing a 1.45 % and 6.38 % interest, respectively) by Himax Display and Himax Analogic for cash proceeds of $1,217 thousand and $2,290 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(u)	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures.  The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and is to be applied prospectively.  Subsequently in February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB Statements No. 87, 88, 106, and 132 (R), or SFAS No. 158.  As described in Note 2 (o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158.  SFAS No. 158 also requires plan assets and benefit obligations be measured as of the date of its fiscal year-end statement of financial position with limited exceptions.  The measurement provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008, and will not be applied retrospectively. The measurement provisions of SFAS No. 158 are consistent with the Company’s current policies and management does not anticipate that the adoption of the measurement provisions of SFAS No. 158 will have an impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 or SFAS No. 159.  SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value.  If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company’s 2008 fiscal year.  Management has elected not to adopt this standard.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 or SFAS No. 160.  SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders.  Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited.  SFAS No. 141R will be applied to by the Company to business combinations, if any, that occur after the effective date.  SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.  The initial adoption of SFAS No. 160 is expected to only result in a reclassification of the Company’s noncontrolling interest to shareholders’ equity.

Note 3.	Acquisition

On February 1, 2007, the Company acquired 100 percent of the outstanding ordinary shares of Wisepal Technologies, Inc. (“Wisepal”).  The results of Wisepal’s operations had been included in the Company’s consolidated financial statements since that date.  Wisepal is a display driver IC company primarily focuses on small-and medium-sized applications.  As a result of the acquisition, the Company is expected to diversify its product portfolio with more exposure towards small-and medium-sized products.  It also expects to be further strengthen the Company’s competitiveness in the display driver market with the addition of technology resources.

The aggregate purchase price was $46,971 thousand, consisting of 6,090,114 shares of the Company’s ordinary shares amounting to $43,021 thousand; 418,440 units of the Company’s RSUs amounting to $2,011 thousand in exchange for Wisepal’s unvested stock option of which 127,283 units vested immediately on the acquisition date; other direct acquisition cost of $252 thousand and a contingent consideration of 395,248 shares of the Company’s ordinary shares amounting to $1,687 thousand to be issued to the former parent company of Wisepal at US$0.001 per share based on the purchase agreement.  The value of the Company’s ordinary shares and the vested portion of the RSUs issued was determined based on the average market price of the Company’s ordinary shares over the 2-day period before and after the terms of the acquisition were agreed to and announced.  The value of the additional contingent ordinary shares to be issued was determined based on the market price of the Company’s ordinary shares as of December 31, 2007.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At February 1, 2007
(in thousands)
Cash	$6,413
Current assets, other than cash	3,037
Property and equipment	622
Intangible assets - in-process R&D	1,600
- others	14,300
Goodwill	26,878
Total assets acquired	52,850
Current liabilities	(1,332)
Deferred income taxes	(4,547)
Total liabilities assumed	(5,879)
Net assets acquired	46,971

Acquired tangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser.  Of the $15,900 thousand of the acquired intangible assets, $1,600 thousand was assigned to in-process R&D assets that had not yet reached technological feasibility and had no alternative future use and were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.  Those write-offs are included in research and development expenses in the accompanying consolidated statements of income.  The remaining acquired intangible assets, all of which will be amortized, have a weighted-average useful life of approximately 7 years.  The intangible assets that make up that amount include core and developed technology of $6,200 thousand (7-year weighted-average useful life) and customer relationships of $8,100 thousand (7-year weighted-average useful life).  Himax paid a premium for this acquisition because of expected synergistic benefits, including the assembled workforce, and to broaden the supplier base to secure foundry capacity and optimize its foundry mix and further diversified its technology and product mix.  Goodwill is not expected to be deductible for tax purpose.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The following unaudited pro forma results of operations for the years end December 31, 2006 and 2007 are presented as though the acquisition occurred at the beginning of the respective periods (dollars in thousand except per share amounts):

	For the years end December 31, (unaudited)
	2006	2007
	(in thousands)
Net revenues	$770,595	919,105
Net income	$75,628	112,406
Diluted earnings per share	$0.38	0.57

Note 4.	Marketable Securities

Following is a summary of marketable securities as of December 31, 2006 and 2007:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$522	-	-	522
Open-ended bond fund	8,277	29	-	8,306
Total	$8,799	29	-	8,828

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$154	-	-	154
Open-ended bond fund	14,929	125	-	15,054
Total	$15,083	125	-	15,208

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2006 and 2007 is due in one year or less.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Information on sales of available for sale marketable securities for the years ended December 31, 2005, 2006 and 2007 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)
Year ended December 31, 2005	$42,028	105	-
Year ended December 31, 2006	$27,128	60	-
Year ended December 31, 2007	$46,303	112	-

At December 31, 2006, the Company had $108 thousand of restricted marketable securities, consisting of time deposits with an original maturity of more than three months, which had been pledged as collateral for custom duty.

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2005, 2006 and 2007 follows:

Period	Balance at beginning of year	Addition	Amounts utilized	Balance at end of year
	(in thousands)
For the year ended December 31, 2005	$240	398	(457)	181
For the year ended December 31, 2006	$181	2,843	(2,156)	868
For the year ended December 31, 2007	$868	1,705	(2,080)	493

Note 6.	Inventories

As of December 31, 2006 and 2007, inventories consisted of the following:

	December 31,
	2006	2007
	(in thousands)
Finished goods	$44,194	62,195
Work in process	40,039	47,439
Raw materials	17,048	6,905
Supplies	54	11
Merchandise	6	-
	$101,341	116,550

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 7.	Prepaid Expenses and Other Current Assets

	December 31,
	2006	2007
	(in thousands)
Refundable business tax	$5,994	10,461
Prepaid software maintenance fee	2,789	1,501
Subsidy receivables	640	1,007
Prepaid rental and others	901	2,400
	$10,324	15,369

Note 8.	Intangible Assets

	December 31, 2006
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)

Technology	$139	5 years	86
Patents	358	5 years	18
Total	$497		104

	December 31, 2007
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)

Technology	$6,339	7 years	926
Customer relationship	8,100	7 years	1,061
Patents	358	5 years	89
Total	$14,797		2,076

Amortization expense for the years ended December 31, 2005, 2006 and 2007, was $28 thousand, $45 thousand and $1,972 thousand, respectively.  Estimated amortization expense for the next five years is $2,140 thousand in 2008, $2,114 thousand in 2009 and 2010, $2,097 thousand in 2011, and $2,043 thousand in 2012.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 9.	Property, Plant and Equipment

	December 31,
	2006	2007
	(in thousands)
Land	$10,154	10,154
Building and improvements	12,967	16,413
Machinery	6,744	6,366
Research and development equipment	8,611	12,144
Software	5,149	7,496
Office furniture and equipment	2,478	4,575
Others	4,150	3,970
	50,253	61,118
Accumulated depreciation and amortization	(12,742)	(15,860)
Prepayment for purchases of equipment and software	1,384	922
	$38,895	46,180

Depreciation and amortization of these assets for 2005, 2006 and 2007, was $3,585 thousand, $5,176 thousand and $8,288 thousand, respectively.

Note 10.	Investments in Non-marketable Securities

Following is a summary of such investments as of December 31, 2006 and 2007:

	December 31,
	2006	2007
	(in thousands)
Chi Lin Technology Co. Ltd.	$817	1,057
Jetronics International Corp.	-	1,600
C Company	-	4,481
	$817	7,138

In 2006, the Company considered its investment in equity of LightMaster Systems, Inc. to be other than temporarily impaired due to the bankruptcy case concerning LightMaster Systems, Inc. filed in July 2006.  The carrying amount of $1,500 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of income.

As of December 31, 2007, it was not practicable for the Company to estimate the fair value of its investment in equity of Chi Lin Technology Co. Ltd. (on January 1, 2007, TopSun Optronics, Inc. merged with Chi Lin Technology Co. Ltd., Chi Lin Technology Co. Ltd. was the surviving company), Jetronics International Corp., and C Company.  However, there are no identified events or changes in circumstance that may have significant adverse effects on the recoverability of the carrying value of these investments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2006	2007
	(In thousands)
Accrued payroll and related expenses	$3,441	4,099
Accrued mask and mold fees	3,282	6,020
Payable for purchases of equipment	4,317	1,257
Accrued professional service fee	1,202	1,179
Accrued warranty costs	630	335
Accrued commission	1,836	64
Accrued insurance, welfare expenses, etc.	6,498	6,277
	$21,206	19,231

The movement in accrued warranty costs for the years ended December 31, 2005, 2006 and 2007, is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)
Year ended December 31, 2005	$507	1,415	(1,377)	545
Year ended December 31, 2006	$545	2,101	(2,016)	630
Year ended December 31, 2007	$630	799	(1,094)	335

Note 12.	Short-term Debt

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

As of December 31, 2006 and 2007, unused credit lines amounted to $42,557 thousand and $57,919 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 13.	Government Grant

The Company entered into several contracts with Industrial Development Bureau of Ministry of Economic Affairs (IDB of MOEA), Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and the Administrative Bureau of Science-Based Industrial Park (SBIP) during 2003, 2004, 2005 and 2007 for the development of certain new leading products or technologies.  Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description
(in thousands)
IDB of MOEA	NT$ 22,700 (US$654)	September 2003 to February 2005	Mobile phone TFT driver IC
SBIP	3,800 (US$112)	October 2004 to July 2005	Application of LCOS
DOIT of MOEA	19,500 (US$610)	December 2004 to November 2005	Multimedia high definition TV SOC
DOIT of MOEA	7,000 (US$214)	September 2005 to December 2006	Mobile phone TFT single chip SOC
DOIT of MOEA	22,670 (US$703)	August 2007 to July 2009	Display Port IC

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of income in 2005, 2006 and 2007 were $381 thousand, $466 thousand and $108 thousand, respectively.

Note 14.	Retirement Plan

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

Defined Benefit Plan assets consist entirely of a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law.  The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law).  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan (formerly Central Trust of China which was acquired by Bank of Taiwan in 2007).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2005, 2006 and 2007, based on the contribution called for was $356 thousand, $883 thousand and $1,066 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan.  The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations.  Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable.  The Company is required to make contribution for the Defined Benefit Plan until it is fully funded.  Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $398 thousand to its pension fund maintained with the Bank of Taiwan and $1,734 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2008.

The Company uses a measurement date of December 31, for the Defined Benefit Plan.  The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2006	2007
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$622	885
Acquisition from Wisepal	-	56
Service cost	9	3
Interest cost	22	26
Actuarial loss	232	120
Benefit obligation at end of year	885	1,090
Change in plan assets:
Fair value at beginning of year	414	712
Acquisition from Wisepal	-	46
Actual return on plan assets	12	22
Employer contribution	286	349
Fair value at end of year	712	1,129
Funded status	$(173)	39

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

	December 31,
	2006	2007
	(in thousands)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$19	257
Accrued pension liabilities	(192)	(218)
Net amount recognized	$(173)	39

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $331 thousand and $351 thousand at December 31, 2006 and 2007, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $379 thousand and $407 thousand at December 31, 2006 and 2007, respectively.  As of December 31, 2006 and 2007, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2005, 2006 and 2007, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Service cost	$150	9	3
Interest cost	13	22	26
Expected return on plan assets	(6)	(18)	(20)
Net amortization	6	6	96
Net periodic pension cost	$163	19	105

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $30 thousand.

At December 31, 2006 and 2007, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2006	2007
	Himax Taiwan, Himax Display & Himax Analogic	Himax Display & Himax Analogic	Himax Taiwan, Wisepal & Himax Media Solutions

Discount rate	2.75%	3.00%	3.00%
Rate of increase in compensation levels	4.00%	4.00%	5.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

For the years ended December 31, 2005, 2006 and 2007, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2005		2006	2007
	HimaxTaiwan	Himax Display & Himax Analogic	Himax Taiwan, Himax Display & Himax Analogic	Himax Display & Himax Analogic	Himax Taiwan, Wisepal & Himax Media Solutions

Discount rate	3.50%	3.50%	2.75%	3.00%	3.00%
Rate of increase in compensation levels	4.00%	3.00%	4.00%	4.00%	5.00%
Expected long-term rate of return on pension assets	3.50%	3.50%	2.75%	3.00%	3.00%

The Company determines the expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount
(in thousands)
2008	$-
2009	-
2010	-
2011	-
2012	-
2013 ~ 2017	242

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 15. Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Cost of revenues	$188	275	422
Research and development	6,336	11,806	15,393
General and administrative	848	1,444	2,182
Sales and marketing	1,241	1,625	2,324
	$8,613	15,150	20,321

(a)	Employee Annual Bonus Plan

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The allocation of compensation expenses from the annual bonus plan is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Cost of revenues	$98	-	-
Research and development	3,215	-	-
General and administrative	454	-	-
Sales and marketing	628	-	-
	$4,395	-	-

(b)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan.  The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents one ordinary share of the Company.

On December 30, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to its employees and independent directors, respectively.  The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.  The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

On September 29, 2006, the Company’s compensation committee made grants of 3,798,808 RSUs to its employees.  The vesting schedule for the RSUs is as follows: 47.29% of the RSUs grant vested immediately on the grant date and a subsequent 17.57% will vest on each of September 30, 2007, 2008 and 2009, subject to certain forfeiture events.

On September 26, 2007, the Company’s compensation committee made grants of 6,694,411 RSUs to its employees.  The vesting schedule for the RSUs is as follows: 54.55% of the RSUs grant vested immediately on the grant date which were settled by cash amounting to $14,426 thousand, a subsequent 15.15% will vest on each of September 30, 2008, 2009 and 2010 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share, $5.71 per share and $3.95 per share on December 30, 2005, September 29, 2006 and September 26, 2007, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

In December 2007, due to the carve-out of television semiconductor solutions business to incorporate Himax Media Solutions, Inc. (“Himax Media Solutions”, a consolidated subsidiary), 145 employees were transferred from Himax Taiwan to Himax Media Solutions.  361,046 units of these employees’ unvested RSUs were cancelled in exchange for 3,416,714 nonvested shares of Himax Media Solutions’ ordinary share.  See Note 15 (c) (iv) for further details of the modification of award.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2005	-	$-
Granted	1,317,564	8.62
Vested	(329,395)	8.62
Balance at December 31, 2005	988,169	8.62
Granted	3,798,808	5.71
Vested	(2,106,669)	6.14
Forfeited	(172,165)	7.19
Balance at December 31, 2006	2,508,143	6.39
Granted	6,694,411	3.95
Vested	(4,507,170)	4.46
Cancelled	(361,046)	3.98
Forfeited	(680,949)	5.27
Balance at December 31, 2007	3,653,389	4.75

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

As of December 31, 2007, the total compensation cost related to the unvested RSUs not yet recognized was $14,965 thousand.  The weighted-average period over which it is expected to be recognized is 2.34 years.

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long-term incentive plan is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Cost of revenues	$62	264	422
Research and development	2,080	11,263	15,164
General and administrative	262	1,392	2,182
Sales and marketing	436	1,554	2,323
	$2,840	14,473	20,091

(c)	Nonvested Shares Issued to Employees

(i) In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service.  The shares will vest five years after the grant date.  If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity.  The Company recognized compensation expenses of $92 thousand and $70 thousand in 2005 and 2006, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income since the employees who received such nonvested shares were assigned to the research and development department.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Nonvested share activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2005	3,195,885	$0.116
Forfeited	(2,487)	0.116
Balance at December 31, 2005	3,193,398	0.116
Vested	(3,193,398)	0.116
Balance at December 31, 2006	-	-

The forfeiture of nonvested shares issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2006, the total compensation cost related to the actual number of nonvested shares that vest has been fully recognized.

(ii) In September 2005, Himax Analogic granted nonvested shares of its common stock to certain employees for their future service.  The shares will vest four years after the grant date.  If employees leave Himax Analogic before completing the four year service period, they must sell these shares back to Himax Analogic at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $33 thousand, $59 thousand, and $59 thousand in 2005, 2006, and 2007, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2005	-	$-
Granted	1,250,000	0.319
Forfeited	(445,000)	0.319
Balance at December 31, 2005	805,000	0.319
Forfeited	(36,000)	0.319
Balance at December 31, 2006	769,000	0.319
Forfeited	(66,000)	0.319
Balance at December 31, 2007	703,000	0.319

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $70 thousand.  The weighted-average period over which it is expected to be recognized is 1.54 years.

(iii) In September 2007, Himax Imaging Inc. (“Himax Imaging”, a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service, and the employees must pay $0.15 per share.  The shares will vest four years after the grant date.  If employees leave Himax Imaging before completing the four year service period, they must sell these shares back to Himax Imaging at $0.15 per share.  The Company recognized compensation expenses of $56 thousand in 2007.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued, which was US$0.33 per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2007	-	$-
Granted	5,559,000	0.33
Balance at December 31, 2007	5,559,000	0.33

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $967 thousand.  The weighted-average period over which it is expected to be recognized is 3.84 years.

(iv) As stated in Note 15 (b) above, in December 2007, Himax Media Solutions granted 3,416,714 nonvested shares of its ordinary share to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs.  The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification.  The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The fair value of the original unvested RSUs was determined based on the average market price of the Company’s ordinary shares underlying the RSU at the modification dates occurred during the period from November 12, 2007 to November 16, 2007.  The fair value of Himax Media Solutions’ nonvested shares at the modification date was determined based on the then most recent price of Himax Media Solutions’ new shares issued to unrelated third parties, which was NT$15 (US$0.464) per share.

The vesting schedule for the nonvested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010.  The Company recognized compensation expenses of $14 thousand in 2007.  Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2007	-	$-
Granted	3,416,714	0.464
Forfeited	(18,000)	0.464
Balance at December 31, 2007	3,398,714	0.464

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $1,313 thousand.  The weighted-average period over which it is expected to be recognized is 2.97 years.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Treasury stock activity during the periods indicated is as follows:

	Number of Shares	Weighted Average of Excess of Grant Date Fair Value over Employee Payment
Balance at January 1, 2005	7,185,668	$0.597
Vested	(2,706,593)	0.356
Balance at December 31, 2005	4,479,075	0.743
Vested	(4,479,075)	0.743
Balance at December 31, 2006	-	-

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

The allocation of compensation expenses from the treasury stock issued to employees is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Cost of revenues	$28	11	-
Research and development	916	414	-
General and administrative	132	52	-
Sales and marketing	177	71	-
	$1,253	548	-

(e)	RSUs issued in connection with the acquisition of Wisepal

As stated in Note 3, on February 1, 2007, the Company granted 418,440 units of RSUs in exchange for Wisepal’s unvested stock option where each unit of RSU represents one ordinary share of the Company. 127,283 RSUs grant vested immediately on the acquisition date and a subsequent 10%, 33% and 27% of the RSU grant will vest on each of September 30, 2007, 2008 and 2009, respectively, subject to certain forfeiture events. Vested portion of the RSUs grant was included in the purchase cost of Wisepal while the unvested portion is treated as post-combination compensation expense. The value of the unvested portion of the RSUs grant amounted to $945 thousand which was determined based on the market price of the Company’s ordinary shares on the acquisition date. Such post-combination compensation expense is amortized to compensation expense on a straight-line basis over the requisite service period. The Company recognized compensation expenses of $94 thousand in 2007 which was recorded as research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	-	$-
Granted	418,440	7.064
Vested	(165,114)	7.064
Forfeited	(200,760)	7.064
Balance at December 31, 2007	52,566	7.064

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $180 thousand.  The weighted-average period over which it is expected to be recognized is 1.75 years.

(f)	Employee stock options

On December 20, 2007, board of directors of Himax Media Solutions approved a plan to grant stock options to certain employees.  The plan authorizes grants to purchase up to 6,800,000 shares of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price is NT$15 (US$0.464). All options under the plan have four-year terms and 50%, 25% and 25% of each grant will become exercisable subsequent to the second, third and fourth anniversary of the grant date, respectively.  The Company recognized compensation expenses of $7 thousand in 2007.  Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

At December 31, 2007, there were 304,500 additional shares available for Himax Media Solutions’ grant under the plan.  The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table.  Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have any historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable.  Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares.  The risk-free rate for the expected term of the option is based on the interest rate of 10 years ROC central government bond at the time of grant.

Valuation assumptions:	2007
Expected dividend yield	0%
Expected volatility	39.94%
Expected term (years)	4.375
Risk-free interest rate	2.4776%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at December 20, 2007	-	$-	-
Granted	6,495,500	0.464	4.375
Forfeited	(5,000)	0.464	4.375
Balance at December 31, 2007	6,490,500	0.464	4.375

The weighted average grant date calculated value of the options granted in 2007 was NT$3.09 (US$0.096).  No option was exercisable as of December 31, 2007.

Note 16.	Stockholders' Equity

(a)	Share capital

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

In accordance with the Company’s board of director’s resolution on November 2, 2006, the Company repurchased 7,885,835 ADSs and 2,161,636 ADSs in 2006 and 2007, respectively from open market.  On February 1, 2007, the Company announced the completion of its share buyback program.  In total, the Company has repurchased $50 million or 10,047,471 ADSs in the open market at an average price of US$4.98 per ADS.

In accordance with the Company’s board of director’s resolution on November 1, 2007, the Company authorized another new share buyback program.  The program allows the Company to repurchase up to $40 million of the Company’s ADSs for retirement.  The Company repurchased 6,569,108 ADSs in 2007.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(b)	Earnings distribution

As a holding company, the major asset of the Company is the 100% ownership interest in Himax Taiwan.  Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law.  The ability of the Company’s subsidiaries to pay dividends, repay intercompany loans from the Company or make other distributions to the Company may be restricted by the availability of funds, the terms of various credit arrangements entered into by the Company’s subsidiaries, as well as statutory and other legal restrictions.  The Company’s subsidiaries in Taiwan are generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserve).  In addition, before distributing a dividend to shareholders following the end of a fiscal year, a Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

The legal and special reserve provided by Himax Taiwan as of December 31, 2006 and 2007 amounting to $14,178 thousand and $21,001 thousand, respectively.

Note 17.	Income Taxes

Substantially all of the Company’s pre-tax income is derived from the operations in the ROC and substantially all of the Company’s income tax expense (benefit) is incurred in the ROC.

An additional 10% corporate income tax will be assessed on undistributed income for the consolidated entities in the ROC, but only to the extent such income is not distributed before the end of the following year.  The 10% surtax is recorded in the period the income is earned, and the reduction in the tax liability is recognized in the period the distribution to shareholders is finalized.  Prior to 2006, the tax effects of temporary differences were initially measured by using the undistributed tax rate of 32.5%.  Commencing from 2006, due to the enacted changes in ROC Income Tax Acts in May 2006 that revised the tax base of the undistributed income surtax from “assessed taxable income, net of current tax” to “net income under ROC generally accepted accounting principles (ROC GAAP) ”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 25% and the tax effects of temporary differences between US GAAP and ROC GAAP are initially measured at the revised undistributed tax rate of 31.8%.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

In accordance with the ROC Statute for Upgrading Industries, the Company’s capital increase in 2003 and 2004 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry.  The incremental income derived from selling the above new product is tax exempt for a period of five years.  The tax exemption period of the Company‘s effective tax incentive as of December 31, 2007 are as follows:

Date of capital increase	Tax exemption period

September 1, 2003	April 1, 2004 ~ March 31, 2009
October 29, 2003	January 1, 2006 ~December 31, 2010
September 20, 2004	January 1, 2008 ~December 31, 2012

The aggregate basic and diluted earnings per share effect of such income tax exemption for the years ended December 31, 2005, 2006 and 2007, is a $0.05, $0.08 and $0.14, increase to earnings per share, respectively.

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Current income tax expense	$12,294	3,492	12,770
Deferred income tax benefit	(3,371)	(8,938)	(14,630)
	$8,923	(5,446)	(1,860)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The differences between expected income tax expense, computed based on the statutory undistributed income tax rate of 32.5%, 31.8% and 31.8% for 2005, 2006 and 2007, respectively, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Expected income tax expense	$22,834	22,103	34,851
Tax-exempted income	(9,189)	(16,012)	(27,018)
Effect of difference between tax base of undistributed income surtax with pre-tax income	-	1,562	4,012
Adjustment for enacted change in tax laws	-	1,099	-
Impairment loss on investment in non-marketable securities	-	477	-
Nontaxable gains on sale of marketable securities	(38)	(67)	(168)
Increase of investment tax credits	(10,647)	(15,216)	(20,048)
Increase in valuation allowance	2,421	2,798	5,366
Non deductible share-based compensation expenses	2,799	1,002	330
Provision for uncertain tax position in connection with share-based compensation expenses	124	526	276
Tax benefit resulting from distribution of prior year’s income	-	(789)	(689)
Foreign tax rate differential	83	(1,796)	(1,690)
Variance from audits of prior years’ income tax filings	(15)	(873)	3,000
Others	551	(260)	(82)
Actual income tax expense (benefit)	$8,923	(5,446)	(1,860)

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The amount of total income tax expense (benefit) allocated to continuing operations and the amounts separately allocated to other items are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Continuing operations	$8,923	(5,446)	(1,860)
Charged directly to equity	-	(98)	-
Other comprehensive income (loss)	3	3	16
Total income tax expense (benefit)	$8,926	(5,541)	(1,844)

As of December 31, 2006 and 2007, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2006	2007
	(in thousands)
Deferred tax assets:
Inventory	$1,497	5,430
Capitalized expense for tax purposes	85	204
Accrued compensated absences	88	121
Allowance for sales return, discounts and warranty	328	207
Unused investment tax credits	19,420	32,689
Unused loss carry-forward	3,094	6,970
Accrued pension cost	98	100
Other	13	203
Total gross deferred tax assets	24,623	45,924
Less: valuation allowance	(6,278)	(12,300)
Net deferred tax assets	18,345	33,624
Deferred tax liabilities:
Unrealized foreign exchange gain	125	41
Foreign currency translation adjustments	6	-
Prepaid pension cost	65	169
Acquired intangible assets	-	4,547
Deferred revenue	-	16
Total gross deferred tax liabilities	196	4,773
Net deferred tax assets	$18,149	28,851

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The valuation allowance for deferred tax assets as of January 1, 2005, 2006 and 2007 was $893 thousand, $3,314 thousand and $6,278 thousand, respectively.  The net change in the valuation allowance for the years ended December 31, 2005, 2006 and 2007, was an increase of $2,421 thousand, $2,964 thousand and $6,022 thousand, respectively.  The change in 2006 and 2007 includes an increase of valuation allowance of $166 thousand and $656 thousand, respectively, which was provided for the deferred tax assets attributable to the acquisition of Integrated Microdisplays Limited in October 2006 and Wisepal in February 2007.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $110,534 thousand prior to the expiration of the net operating loss carryforwards and investment tax credit carryforwards in 2011.  Taxable income for the years ended December 31, 2006 and 2007 was $10,199 thousand and $25,043 thousand, respectively.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the remaining deferred tax assets at December 31, 2007.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2006 and 2007, subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets will be allocated as follows:

	December 31,
	2006	2007
	(In thousands)
Income tax benefit that would be reported in the consolidated statement of income	$6,112	11,478
Goodwill and other noncurrent intangible assets	166	822
	$6,278	12,300

Except for Himax Taiwan and Himax Anyang (Korea), all other subsidiaries of the Company have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $6,278 thousand and $12,300 thousand as of December 31, 2006 and 2007, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely these tax benefits will be realized.  The total tax loss carryforwards for these subsidiaries at December 31, 2007 was $27,555 thousand, which will expire if unused by 2012.  The remaining investment tax credit for these subsidiaries at December 31, 2007 was $5,843 thousand, which will expire if unused by 2011.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

As of December 31, 2007, all of the Company’s remaining investment tax credits of NT$1,060,100 thousand (US$32,689 thousand), which will expire if unused by 2011.

Himax Taiwan’s income tax returns have been examined and assessed by the ROC tax authorities through 2005.

The Company had accrued tax liabilities or reduced deferred tax asset to address potential exposures involving positions that could be challenged by taxing authorities.  As of January 1, 2007, the amount of uncertain tax positions was $1,276 thousand.  As of December 31, 2007, the amount of uncertain tax positions $3,968 thousand.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

Balance at January 1, 2007	$1,276
Increase related to prior year tax positions	503
Increase related to current year tax positions	2,189
Balance at December 31, 2007	3,968

Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of $3,968 thousand that if recognized, would reduce the Company’s effective tax rate.  The Company’s major taxing jurisdiction is Taiwan.  The tax years 2006 and 2007 remain open to examination by Taiwan tax jurisdictions.  It is possible that the examination will result in a positive or negative adjustment to the Company's unrecognized tax positions within the next 12 months.  The Company is unable to estimate the range of the benefit or detriment as of December 31, 2007.

As part of the analysis completed, management determined that there were various FIN No. 48 implications to the compensation expenses for RSU and investment tax credits that resulted in the establishment of an accrued liability pursuant to FIN No. 48 of $885 thousand on compensation expenses and a reduction of deferred tax assets of $3,083 thousand on certain investment tax credit carryforwards.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 18.	Derivative Financial Instruments

The Company operates in Taiwan and internationally, giving rise to exposure to changes in foreign currency exchanges rates.  The Company enters into foreign currency forward contracts to reduce such exposure.  None of the Company’s derivatives qualify for hedge accounting pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the derivative instruments are recorded at fair value on the consolidated balance sheets with the change in fair value being reflected immediately in earnings in the consolidated statements of income.

The Company did not hold any derivative financial instruments as of December 31, 2006 and 2007, respectively.  The realized gains (losses) resulting from foreign currency forward contracts were $108 thousand and ($611) thousand in 2005 and 2006, respectively.

Note 19.	Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months is determined using the discounted present value of expected cash flows. The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

Note 20.	Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable.  The Company places its cash primarily in checking and saving accounts with reputable financial institutions.  The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents.  Marketable securities consist of time deposits with original maturities of greater than three months and investments in an open-ended bond fund identified to fund current operations.  All marketable securities are classified as available-for-sale.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels.  The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations.  The Company expects to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results.  The largest customer (CMO and its affiliates), a related party, accounted for approximately 58.9%, 55.0% and 58.8%, respectively, of the Company’s revenues in 2005, 2006 and 2007.  The other (Chunghwa Picture Tubes and its affiliates) accounted for 16.2%, 12.4% and 7.3%, respectively in 2005, 2006 and 2007.  The largest customer represented more than 10% of the Company’s accounts receivable balance at December 31, 2006 and 2007.  CMO and its affiliates accounted for approximately 50.3% and 68.4% of the Company’s accounts receivable balance at December 31, 2006 and 2007, respectively.  Moreover, the Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future.  As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results.  The Company performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 21 and 23 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test.  The Company primarily depends on eight foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company’s customer relationships.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 21.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of Directors; the Company’s Chairman represented on CMO’s Board of Directors
Chi Mei Optoelectronics Japan, Co., Ltd . (CMO-Japan, formerly named International Display Technology Ltd. or ID Tech)	Wholly owned subsidiary of CMO
Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of Directors until November 2007. JEC was acquired by Innolux Display Incorporation on March 1, 2007.
Chi Mei Corporation (CMC)	Major shareholder of CMO
NEXGEN Mediatech Inc. (NEXGEN)	CMC nominated more than half of the seats on NEXGEN’s Board of Directors
Chi Mei Communication System, Inc. (CMCS)	CMC nominated more than half of the seats on CMCS’s Board of Directors
Chi Lin Technology Co., Ltd.(Chi Lin Tech)	CMC nominated more than half of the seats on Chi Lin Tech’s Board of Directors
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMO
Chi Mei EL Corporation (CMEL)	The subsidiary of CMO
TopSun Optronics, Inc. (TopSun)	Chi Lin Tech nominated more than half of the seats on TopSun’s Board of Directors since September 2006. On January 1, 2007, TopSun merged with Chi Lin Tech, Chi Lin Tech was the surviving company
NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMO
ChiHsin Electronics Corp. (ChiHsin)	The subsidiary of CMO
Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMO
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMO

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
CMO	$317,012	335,797	281,766
CMO-NingBo	721	73,898	249,117
Chi Lin Tech	2,841	2,985	7,162
CMO- NanHai	-	-	7,141
ChiHsin	-	-	1,499
CMEL	-	2	214
NEXGEN	370	805	45
TopSun	-	1,136	-
JEC	1,565	9	-
CMO-Japan	275	-	-
	$322,784	414,632	546,944

 A breakdown by product type for sales to CMO and its affiliates is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Display driver for large-size applications	$316,837	408,075	536,610
Display driver for consumer electronics applications	6	484	1,434
Display driver for mobile handsets	-	8	771
Others	1,165	1,130	922
	$318,008	409,697	539,737

  The sales prices CMO receives are comparable to those offered to unrelated third parties.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The related accounts receivable resulting from the above sales as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
	(in thousands)
CMO	$81,610	94,069
CMO-NingBo	33,923	92,779
CMO- NanHai	-	5,732
ChiHsin	-	1,574
Chi Lin Tech	444	1,049
NEXGEN	117	2
TopSun	1,158	-
CMEL	2	-
	117,254	195,205
Allowance for sales returns and discounts	(404)	(303)
	$116,850	194,902

The credit terms granted to CMO and its subsidiaries ranged form 60 days to 90 days, and the credit terms granted to other related parties ranged from 30 days to 45 days. The credit terms offered to unrelated third parties ranged from 30 days to 120 days.

(ii)	Purchases and accounts payable

Purchases from related parties are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
CMO	$703	82	12
CMC	9	-	12
Chi Lin Tech	31	7	-
	$743	89	24

The purchases had been full paid as of December 31, 2006 and 2007.

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

(iii)	Property transactions

In 2005, the Company purchased equipment amounting to $2 thousand from Chi Lin Tech. The purchase had been full paid as of December 31, 2005.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(iv)	Lease

The Company entered into a lease contract with CMO, CMLC and CMLC-NingBo for leasing office space and equipment. For the years ended December 31, 2005, 2006 and 2007, the related rent and utility expenses resulting from the aforementioned transactions amounted to $619 thousand, $759 thousand and $465 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income. As of December 31, 2006 and 2007, the related payables resulting from the aforementioned transactions amounted to $155 thousand and $111 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(v)	Sales agent

The Company entered into sales agent contracts with CMO and CMCS.  For the years ended December 31, 2005, the sales commission resulting from such contracts amounted to $49 thousand.  The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.  No commission expense occurred under such contracts in 2006 and 2007.

(vi)	Others

In 2005, 2006 and 2007, the Company purchased consumable and miscellaneous items amounting to $78 thousand, $159 thousand and $63 thousand, respectively, from CMO, CMC, Chi Lin Tech and NEXGEN, which were charged to operating expense.  As of December 31, 2006 and 2007, the related payables resulting from the aforementioned transactions were $4 thousand and $1 thousand, respectively.

In 2005, 2006 and 2007, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $43 thousand, $128 thousand and $113 thousand, respectively, which was charged to research and development expense.  As of December 31, 2006 and 2007, the related process fee payable resulting from the aforementioned transactions was $38 thousand and $11 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Note 22.	Commitments and Contingencies

(a)	As of December 31, 2006 and 2007, amounts of outstanding letters of credit for the purchase machinery and equipment and license agreement were $146 thousand and $150 thousand, respectively.

(b)
As of December 31, 2006, and 2007 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters.  Total contract prices amounted to $7,806 thousand and $877 thousand, respectively.  As of December 31, 2006 and 2007, the remaining commitments were $2,816 thousand and $100 thousand, respectively.

(c)
The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties.  The lease arrangement will expire gradually from 2008 to 2010.  As of December 31, 2006 and 2007, deposits paid amounted to $477 thousand and $371 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2007, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)
January 1, 2008~December 31, 2008	$827
January 1, 2009~December 31, 2009	226
January 1, 2010~December 31, 2010	16
$1,069

Rental expense for operating leases amounted to $1,305 thousand, $1,763 thousand and $1,852 thousand in 2005, 2006 and 2007, respectively.

(d)
The Company entered into several sales agent agreements commencing from 2003.  Based on these agreements, the Company shall pay commissions at the rates ranging from 0.6% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.  Total commissions incurred amounting to $4,478 thousand, $3,788 thousand and $535 thousand, respectively, in 2005, 2006 and 2007, respectively.  The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.

(e)
In August of 2004, the Company entered into a license agreement for the use of certain central processing unit cores for product development.  In accordance with the agreement, the Company is required to pay an initial license fee based on the three progresses of the project development and a royalty based on shipments.  The license fee paid and charged to research and development expense in 2006 was $200 thousand.  No license fee occurred in 2005 and 2007.  As of December 31, 2007, no royalty occurred.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

In March 2005, the Company entered into a license agreement for the use of USB 2.0 relevant technology for product development.  In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  No license fee occurred in 2005. The license fee charged to research and development expense in 2006 and 2007 was $10 thousand and $250 thousand, respectively.  As of December 31, 2007, no royalty occurred.

In June 2007, the Company entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development.  In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  The license fee paid and charged to research and development expense in 2007 was $500 thousand.  As of December 31, 2007, no royalty occurred.

(f)
The company has entered into two agreements to provide donations for laboratories with two top local universities in Taiwan.  Total contributions amounted to NT$50.4 million ($1.6 million).  As of December 31, 2007, the remaining commitments were NT$38.6 million ($1.2 million).

(g)
The Company from time to time is subject to claims regarding the proprietary use of certain technologies.  Currently, the Company is not aware of any such claims that it believes could have a material adverse effect on its financial position or results of operations.

(h)
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

(i)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(j)
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

Before distributing a dividend to the Company, Himax Taiwan must recover any accumulated losses in prior years, pay all outstanding taxes and set aside 10% of its annual net income as a legal reserve until the accumulated legal reserve equals Himax Taiwan’s paid-in capital. Refer to Note 16 (b) of the Company’s consolidated financial statements for further details. However, if the Company does not satisfy the undertakings with the ROC Investment Commission, the ROC Investment Commission may deny Himax Taiwan’s right to repatriate dividends to the Company. Himax Taiwan’s ability to make advances or repay intercompany loans with terms of less than one year to the Company will not be restricted as such activities are not subject to the ROC Investment Commission’s approval.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

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

In August 2005, the Company purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($10.2 million) which satisfied the first condition.  Himax Taiwan had 549 employees, 664 employees and 569 employees as of December 31, 2005, 2006 and 2007, respectively, and had spent NT$1,012 million ($30.9 million), NT$1,394 million ($42.8 million) and NT$1,859 million ($56.5 million) in research and development expenditures in 2005, 2006 and 2007, respectively.  Therefore, as of December 31, 2005, 2006 and 2007, the Company had satisfied the 2005, 2006 and 2007 undertakings the Company made with the ROC Investment Commission.

(k)
On July 30, 2007, a purported class action lawsuit was filed in the United States District Court for the Central District of California against the Company’s Chief Financial Officer alleging breach of fiduciary duty and violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933.  On August 30, 2007, a similar class action lawsuit was filed in the same court against the Company, its Chief Executive Officer and its Chief Financial Officer, alleging violations of Sections 11 and 15 of the Securities Act of 1933.  On February 5, 2008, the court consolidated the two actions.  The consolidated complaint added as defendants certain of the Company’s directors, as well as Chi Mei Optoelectronics Corporation (“CMO”), seeking unspecified damages on behalf of purchasers of the Company’s stock pursuant and/or traceable to the Company’s initial public offering in March 2006.  The Plaintiffs claim that defendants violated U.S. securities laws because the registration statement associated with the IPO contained material misrepresentations and/or omissions related to CMO’s inventory level prior to the IPO.  The Company filed a Motion to dismiss the lawsuit on March 20, 2008, which is still pending.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Subject to certain limitations, and pursuant to its Articles of Association, the Company is indemnifying its Chief Executive Officer and Chief Financial Officer in connection with this lawsuit. The Company and the individual defendants believe that the claims are not meritorious and intend to defend against this lawsuit vigorously.  Nevertheless, the litigation is in its preliminary stages and the Company cannot predict its outcome.  An adverse outcome in the litigation, if it occurred, could have a material adverse effect on the Company’s results of operations.  As of December 31, 2007, no provision for loss has been recognized in the Company’s consolidated financial statements because at this stage the likelihood of an unfavorable outcome is not considered probable and the amount of loss, if any, is not estimable.

Note 23.	Segment Information

The Company is engaged in the design, development and marketing of semiconductors for flat panel displays.  Based on the Company’s internal organization structure and its internal reporting, management has determined that the Company does not have any operating segments as that term is defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Display drivers for large-size applications	$470,631	645,513	752,196
Display drivers for mobile handset applications	31,123	52,160	75,704
Display drivers for consumer electronics applications	18,571	28,616	66,634
Others	19,879	18,229	23,677
	$540,204	744,518	918,211

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Taiwan	$482,991	605,924	785,334
Other Asia Pacific (China, Korea and Japan)	57,213	138,287	132,687
Europe (Netherlands and France)	-	307	190
	$540,204	744,518	918,211

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The carrying value of the company’s tangible long-lived assets are located in the following countries:

	December 31,
	2006	2007
	(in thousands)
Taiwan	$38,681	45,379
China	208	574
U.S.	-	219
Korea	6	8
	$38,895	46,180

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
CMO and its affiliates, a related party	$318,008	409,697	539,737
Chunghwa Picture Tubes and its affiliates	87,534	92,561	66,694
	$405,542	502,258	606,431

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2006	2007
	(in thousands)
CMO and its affiliates, a related party	$115,535	194,154
Chunghwa Picture Tubes and its affiliates	33,846	24,138
	$149,381	218,292

Note 24.	Subsequent Events

(a)	Ordinary share buybacks

In January and March 2008, the Company repurchased 1,074,042 ADSs from the open market for total cash consideration of $4,653 thousand. The Company has repurchased $33 million or 7,643,150 ADSs in the open market at an average price of US$4.32 per ADS as of May 30, 2008. The repurchased ADSs and their underling ordinary shares were then cancelled, thereby reducing approximately 7.6 million shares or 4% of the Company’s issued and outstanding ordinary shares in 2008.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

(b)	Dilution of ownership stakes in Himax Media Solutions

On January 3, 2008, the Company recognized a dilution gain of $2,045 thousand, resulting from the issuance of 18,096 thousands new shares of common stock (representing a 19.9% interest) by Himax Media Solutions to CMO, a related party, TPV Technology Limited (“TPV”) and other third parties for cash proceeds of $8,402 thousand. After the transaction, the Company still retains a controlling financial interest in Himax Media Solutions.

(c)	Declaration of cash dividend

On May 27, 2008, the Company announced that the board of directors declared a cash dividend of US$0.35 per ordinary share of the Company. The dividend will be payable on June 27, 2008.

Note 25.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.  The current corporate structure of the Company was established as a result of a share exchange between the Company and the former shareholders of Himax Taiwan.  The ROC Investment Commission has approved the share exchange, subject to the certain conditions as disclosed in the first paragraph of Note 22 (j).  If the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission, the ROC Investment Commission may revoke the Company’s right to repatriation of profits to be distributed by Himax Taiwan or rescind its approval of the share exchange pursuant to which the Company’s ownership structure was established.

As of December 31, 2007, the amount of restricted net assets of Himax Taiwan, which may not be transferred to the Company in the forms of cash dividends by Himax Taiwan if the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission was $366,608 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

The Company believes that the above-mentioned restrictions of the ROC Investment Commission represent a limitation on distribution of assets from its subsidiary to the Company, therefore, the condensed separate financial information of the Parent Company only, as if the Parent Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets

	December 31,
	2006	2007
	(in thousands)
Cash and cash equivalents	$95,591	18,588
Other current assets	31,013	1,109
Investment in non-marketable securities	-	1,600
Investments in subsidiaries	238,648	430,700
Total assets	$365,252	451,997
Liabilities	$1,325	688
Total stockholders’ equity	363,927	451,309
Total liabilities and stockholder’s equity	$365,252	451,997

The Parent Company had no long-term obligations or guarantees as of December 31, 2006 and 2007.

Condensed Statements of Income

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Revenues	$-	-	-
Costs and expenses	(77)	-	(683)
Operating income (loss)	(77)	-	(683)
Equity in earnings from subsidiaries	61,733	69,435	107,583
Other non operating income (loss)	(98)	5,755	5,696
Earnings before income taxes	61,558	75,190	112,596
Income tax	-	-	-
Net Income	$61,558	75,190	112,596

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2006 and 2007

Condensed Statements of Cash Flows

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Cash flows from operating activities:
Net income	$61,558	75,190	112,596
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation expense	-	-	5
Equity in earnings from subsidiaries	(61,733)	(69,435)	(107,583)
Changes in operating assets and liabilities:
Other current assets	-	(5,789)	21,674
Other accrued expenses and other current liabilities	133	1,192	(499)
Net cash provided by (used in) operating activities	(42)	1,158	26,193
Net cash used in investing activities	-	(540)	(24,141)
Cash flows from financing activities:
Distribution of special cash dividends	(13,558)	-	(39,710)
Proceeds from borrowings (repayments) of short-term debt	13,600	(13,600)	-
Proceeds from initial public offering, net of issuance costs	-	147,408	-
Acquisitions of ordinary shares for retirement	-	(38,835)	(39,345)
Net cash provided by (used in) financing activities	42	94,973	(79,055)
Net increase (decrease) in cash and cash equivalents	-	95,591	(77,003)
Cash and cash equivalents at beginning of year	-	-	95,591
Cash and cash equivalent at end of year	$-	95,591	18,588