Form 20-F
period 2008-12-31
Himax Technologies, Inc.
filed 2009-05-15
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  000-51847

HIMAX TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

NO. 26, ZIH LIAN ROAD, TREE VALLEY PARK
SINSHIH TOWNSHIP, TAINAN COUNTY 74148
TAIWAN, REPUBLIC OF CHINA
(Address of principal executive offices)

Max Chan
Chief Financial Officer
Telephone: +886-2-2370-3999
E-mail: max_chan@himax.com.tw
Facsimile: +886-2-2314-0877
10F, No. 1, Xiangyang Road
Taipei 10046
Taiwan, Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 190,119,594 Ordinary Shares.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$32.76, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On May 8, 2009, the noon buying rate was $1.00 to NT$33.01. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

•	the terms “we,” “us,” “our company,” “our,” and “Himax” refer to Himax Technologies, Inc., its predecessor entities and subsidiaries;

•	the term “Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“RSUs” refers to restricted share units;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ROC” or “Taiwan” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

•	“PRC” or “China” for purposes of this annual report refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“AMOLED” refers to active matrix organic light-emitting diode;

•	“CMOS” refers to complementary metal oxide semiconductor;

•	“IC” refers to integrated circuit;

•	“LCOS” refers to liquid crystal on silicon;

•	“LTPS” refers to low temperature poly silicon;

•	“OLED” refers to organic light-emitting diode;

•	“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD;”

•	“processed tape” refers to polyimide tape plated with copper foil that has a circuit formed within it, which is used in tape-automated bonding packaging;

•	“semiconductor manufacturing service providers” refers to third-party wafer fabrication foundries, gold bumping houses and assembly and testing houses;

•	“large-sized panels” refers to panels that are typically above ten inches in diagonal measurement;

•	“small- and medium-sized panels” refers to panels that are typically around ten inches or less in diagonal measurement;

•	all references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the legal currency of the ROC; and

•	all references to “dollars,” “U.S. dollars” and “$” are to the legal currency of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our reorganization, 100% of our outstanding ordinary shares immediately prior to our initial public offering were owned by former shareholders of Himax Taiwan. See “Item 4.A. Information on the Company—History and Development of the Company.” In presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$109,514	$217,420	$329,886	$371,267	$312,336
Revenues from related parties, net	190,759	322,784	414,632	546,944	520,463
Costs and expenses(1):
Cost of revenues	235,973	419,380	601,565	716,163	628,693
Research and development	24,021	41,278	60,655	73,906	87,574
General and administrative	4,654	6,784	9,762	14,903	19,353
Bad debt expense	-	-	187	-	25,305
Sales and marketing	2,742	4,762	6,783	9,334	11,692

Operating income	$32,883	$68,000	$65,566	$103,905	$60,182

Net income(2)	$36,000	$61,558	$75,190	$112,596	$76,381

Earnings per ordinary share(2) and per ADS:
Basic	$0.21	$0.35	$0.39	$0.57	$0.40
Diluted	$0.21	$0.34	$0.39	$0.57	$0.40
Weighted-average number of shares used in earnings per share computation:
Basic	169,320	176,105	192,475	196,862	191,615
Diluted	173,298	180,659	195,090	197,522	191,877

Cash dividends declared per ordinary share(3)	$0.00	$0.08	$0.00	$0.20	$0.35

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Cost of revenues	$291	$188	$275	$422	$435
Research and development	4,288	6,336	11,806	15,393	15,861
General and administrative	721	848	1,444	2,182	2,813
Sales and marketing	537	1,241	1,625	2,324	2,691
Total	$5,837	$8,613	$15,150	$20,321	$21,800

Of the $20.3 million and $21.8 million in share-based compensation in 2007 and 2008, $14.4 million and $12.7 million were settled in cash, respectively.

(2)
Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. Based on the ROC statutory income tax rate of 25%, the effect of such tax exemption on net income and basic and diluted earnings per share had been an increase of $16.7 million, $0.09 and $0.09, respectively, for the year ended December 31, 2006, $27.1 million, $0.14 and $0.14, respectively, for the year ended December 31, 2007, and $25.2 million, $0.13 and $0.13, respectively, for the year ended December 31, 2008. A portion of these tax exemptions expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2013.

(3)
In November 2005, we distributed a special cash dividend of approximately $0.075 per share in respect of our performance prior to our initial public offering. This special cash dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for a description of dividends declared in 2007 and 2008.

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$5,577	$7,086	$109,753	$94,780	$135,200
Accounts receivable, net	27,016	80,259	112,767	88,682	51,029
Accounts receivable from related parties, net	39,129	69,587	116,850	194,902	104,477
Inventories	54,092	105,004	101,341	116,550	96,921
Total current assets	144,414	300,056	466,715	538,272	434,650
Total assets	157,770	327,239	518,794	652,762	565,548
Accounts payable	38,649	105,801	120,407	147,221	53,720
Total current liabilities(2)	52,157	160,784	153,279	185,048	91,630
Total liabilities	52,246	160,784	153,471	190,364	95,542
Ordinary shares	18	18	19	19	19
Total stockholders’ equity(1)	104,860	165,831	363,927	451,309	463,171

Note:	(1)
Cash and cash equivalents as of December 31, 2006 increased significantly as compared to December 31, 2005. This increase was due primarily to net proceeds of $147.4 million received from our initial public offering in April 2006, which also caused the increase in our stockholders’ equity by the same amount.

(2)	Total current liabilities as of December 31, 2007 were previously stated at $185,599 thousand and has been revised due to the reclassification of $551 thousand as non-current income tax payable.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	$(8,688)	$12,464	$29,696	$77,162	$136,500
Net cash provided by (used in) investing activities	11,001	(25,363)	(8,927)	(25,019)	(21,764)
Net cash provided by (used in) financing activities	735	14,404	81,886	(67,241)	(74,350)

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated:

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2004	33.37	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.55	29.99	32.76
First quarter	31.51	32.49	29.99	30.37
Second quarter	30.44	30.99	30.15	30.36
Third quarter	31.20	32.23	30.32	32.23
Fourth quarter	32.96	33.55	32.14	32.76
October	32.70	33.50	32.14	32.97
November	33.10	33.42	32.77	33.29
December	33.11	33.55	32.45	32.76
2009
First quarter	33.98	35.21	32.82	33.87
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April	33.64	33.88	33.05	33.06
May (through May 8)	33.07	33.14	32.99	33.01

Source: Federal Reserve Bank of New York.

Note:	(1)	Determined by averaging the rates on each business day.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

The recent global economic downturn and financial crisis could negatively affect our business, results of operations and financial condition.

The recent global economic downturn and financial crisis that have been affecting global business, banking and financial sectors have also been affecting the semiconductor market. Our customers have reduced or delayed purchases of our products and may continue to alter their purchasing activities in response to economic uncertainty, weak consumer spending, concern about the stability of markets and lack of credit, among other factors. In addition, there could be a number of knock-on effects from such turmoil on our business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products or customer insolvencies, and other counterparty failures. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers and suppliers. Our revenues are susceptible to unexpected changes in global market conditions. If the severe global economic conditions continue or worsen, our results of operations and financial condition may be materially and adversely affected.

We do not expect to sustain our growth rates in revenues or net income, so you should not rely on the results of recent years as an indication of future revenues or net income growth.

Our revenues and net income, until recently, had grown significantly since our inception in 2001. In 2007, our annual revenues increased by 23.3% to $918.2 million and our annual net income increased by 49.7% to $112.6 million. However, as a result of the recent global financial crisis and adverse economic conditions, TFT-LCD panel manufacturers have experienced weak product demand and severe pricing pressure starting from the middle of 2008. Our customers began to reduce capacity utilization and enhance inventory control and as a result we experienced downward pricing pressure on our products as well as a decrease in product demand. Consequently, in the second half of 2008, especially in the fourth quarter, we experienced a severe decline in revenues and net income, both over the same period in 2007 and over the preceding quarter. Our annual revenues and net income in 2008 decreased by 9.3% to $832.8 million and 32.2% to $76.4 million, respectively. Our future growth is dependent in large part on factors beyond our control, such as the worldwide economic condition and the recovery of the TFT-LCD industry. We do not expect our future revenues and net income to grow at similar rates as they have in the past. Accordingly, you should not rely on the results of any prior quarterly or annual periods as indicative of our future revenues or net income growth or financial results.

We derive substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2007 and 2008, 97.4% and 94.9% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

In 2008, the average selling prices of TFT-LCD panels experienced significant fluctuations. In the first half of the year, demand for TFT-LCD panels was strong, which led to an increase in the average selling prices of TFT-LCD panels and an increase in production of TFT-LCD panels. However, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of TFT-LCD panels beginning in the third quarter of 2008, which drove down the average selling prices of TFT-LCD panels. Many TFT-LCD panel manufacturers therefore reduced capacity utilization and enhanced inventory control, which in turn resulted in weakening product demand and downward pricing pressure on our products. We cannot assure you that in such periods in which we experience significant downward pricing pressure, we could sufficiently reduce costs to completely offset the loss of revenues. In addition, a severe and prolonged industry downturn could also result in higher risks in relation to the collectibility of our accounts receivable, the marketability and valuation of our inventories, the impairment of our tangible and intangible assets, and the stability of our supply chain. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

We depend on a few key customers for a substantial majority of our revenues and the loss of, or a significant reduction in orders from, any of them would significantly reduce our revenues and adversely impact our operating results.

Our key customers include Chi Mei Optoelectronics Corp., or CMO, Samsung Electronics Taiwan Co., Ltd., or Samsung, and Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC. In 2008, CMO and its affiliates, Samsung and its affiliates, and SVA-NEC accounted for approximately 62.5%, 6.5% and 6.3%, respectively, of our revenues. In particular, as over 50% of our revenues have historically been generated from CMO, a trend which we expect to continue, our results of operations and financial condition will continue to be significantly linked to the success of CMO. Our key customers, including CMO, have been adversely affected by the impact of the recent global economic downturn. In particular, our sales to SVA-NEC have decreased significantly since the fourth quarter of 2008 and are expected to decrease significantly in 2009 as compared to prior years because of its substantial reduction in fab utilization and its weak financial condition. The loss of any of our key customers or a sharp reduction in sales to any of them would have a significant negative impact on our business and results of operations. Moreover, the financial health of our key customers will continue to materially impact our results of operations and financial condition. Our sales to these key customers are made pursuant to standard purchase orders rather than long-term contracts. Therefore, these customers may cancel or reduce orders more readily than if we had long-term purchase commitments from them. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. We expect our reliance on sales to CMO and Samsung and their respective affiliates, among other large customers, to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as on the ability of such customers to sell products that incorporate our products.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2008, we had two customers that represented more than 10% of our total accounts receivable, namely CMO, together with its affiliates, and SVA-NEC, which had gross accounts receivable outstanding of $104.6 million and $27.9 million, respectively. In particular, as of December 31, 2008, CMO, together with its affiliates, represented approximately 67.2% of our accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that the ultimate parent company of SVA-NEC, SVA (Group) Co., Ltd., or SVA Group, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. Two other group companies of SVA Group, SVA Electron Co., Ltd. and SVA Information Industry Co., Ltd., are indirect shareholders of SVA-NEC and are listed on the Shanghai Stock Exchange. Since the end of March 2009, the stocks of these two companies have also suspended trading for extended periods of time. Although we have collected certain partial payments from SVA-NEC in 2009 to date, we believe it is probable that we will not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC. In view of this latest development and our increasing concern about SVA-NEC’s financial condition, we concluded that our accounts receivable from SVA-NEC was impaired and we recognized a valuation allowance of $25.3 million for this probable credit loss as of December 31, 2008. This resulted in a bad debt expense of $25.3 million, which adversely and materially affected our results of operations for the year ended December 31, 2008. Accordingly, we revised our previously announced year end results for 2008 and our net income for the year ended December 31, 2008 was revised to $76.4 million, down from $93.5 million as previously announced, due primarily to the increase in bad debt expense which was partially offset by an increase in income tax benefit. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. We may also grant requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

The TFT-LCD panel industry is highly competitive. TFT-LCD panel manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD panels. Some TFT-LCD panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete successfully and sustain their market positions. In addition, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including:

•	consumer demand and the general economic conditions;

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and its downstream industries;

•	the speed at which TFT-LCD panel manufacturers expand production capacity;

•	brand companies’ continued need for original equipment manufacturing services provided by TFT-LCD panel manufacturers;

•	access to raw materials, components, equipment and utilities on a timely and economical basis;

•	technological changes;

•	the rescheduling and cancellation of large orders;

•	access to funding on satisfactory terms; and

•	fluctuations in the currencies of TFT-LCD panels exporting countries against the U.S. dollar.

Unfavorable changes in any of the above factors may seriously harm our customers’ business, financial condition and results of operations. In such cases, our customers may seek to cut down their cost of components, including our products, since components generally account for a significant portion of the cost of TFT-LCD panels. Therefore, changes in our customers’ profitability would likely affect their demand for our products and our ability to sell our products at desirable prices. For example, starting from the middle of 2008, our customers generally experienced significant pressure on or a significant decline in prices and profit margins and therefore exerted strong downward pricing pressure on us as their supplier. Our customers may continue to operate in a challenging business environment in 2009 and may experience a further decline in profitability or may not be profitable at all. This could adversely affect our profit margin, significantly reduce our profits and materially affect our results of operations and financial condition.

We depend on sales of display drivers used in TFT-LCD panels, and the limited potential for further growth in the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2007 and 2008, we derived 97.4% and 94.9% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. According to iSuppli Corporation, we were the world’s second largest supplier of display drivers and the world’s largest supplier of display drivers for large-sized TFT-LCD panel applications in terms of revenues in 2008. As our display drivers business is mature, there may be limited potential for us to further grow our share of the display drivers market, which could limit our future growth in revenues. Failure to grow our market share for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry— The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

Our strategy of expanding our product offerings to non-driver products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products, including, among others, timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs and CMOS imaging sensors. For example, in January 2008 we announced a strategic alliance with 3M to commercialize LCOS mobile projectors, of which our LCOS microdisplays are a key component, and in November 2008 we announced a strategic alliance with Wingtech Group to develop LCOS mobile projectors for the China market. We believe end products utilizing LCOS technology could potentially be a large market. LCOS technology, however, is at a relatively early stage of commercialization and has a relatively immature supply chain. Furthermore, producing LCOS products at acceptable yields has proven difficult. Therefore we cannot assure you that there will be market acceptance of these LCOS products, or that our strategic alliance with 3M or Wingtech Group will be successful.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. The failure or delay in the development or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

Technological innovation may reduce the number of display drivers typically required for each panel, thereby reducing the number of display drivers we are able to sell per panel. If such a reduction in demand is not offset by the general growth of the industry, growth in our market share or an increase in our average selling prices, our revenues may decline.

Except for certain small-sized panels, multiple display drivers are typically required for each panel to function. In order to reduce costs, TFT-LCD panel manufacturers generally seek to have display drivers with higher channel counts and new panel designs to reduce the number of display drivers required for each panel. We have been developing such innovative and cost-effective display driver solutions in order to grow our market share, attract additional customers, increase our average selling prices and capture new design wins. However, we cannot assure you that we will successfully achieve these goals. If we fail to do so and the number of display drivers typically required per panel decreases thereby reducing our unit shipments, our revenues may decline. Recently, TFT-LCD panel manufacturers have developed several panel designs to reduce the usage of display drivers, including gate in panel, or GIP, amorphous silicon gate, or ASG, or simply gateless designs, which integrate the gate driver function onto the glass and eliminate the need for gate drivers, as well as dual gate and triple gate panel designs, which would largely reduce the usage of source drivers. If such designs or technologies become widely adopted, demand for our display drivers may decrease significantly, which would adversely and materially affect our results of operations.

We face numerous challenges relating to our growth.

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate, retain and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with U.S. GAAP and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•
continue to develop and commercialize non-driver products, including, among others, timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs and CMOS image sensors.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, foreign currency exchange rates, and tax rates;

•
our ability to accurately perform various tests, estimations and projections, including with respect to the write-down on slow or obsolete inventories, the impairment of long-lived assets, the collectibility of accounts receivable, and the realizability of deferred tax assets;

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	our ability to hedge foreign exchange risks;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending;

•	changes in our tax exemptions and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

The factors listed above are difficult to foresee, and along with other factors, could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues, and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur as expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would directly impact our business. Our operating results are volatile and difficult to predict; therefore, you should not rely on the operating results of any one quarter as indicative of our future performance. Our operating results in future quarters may fall below the expectations of securities analysts and investors. In this event, our ADS price may decline significantly.

Our close relationship with CMO could limit our potential to do business with CMO’s competitors, which may cause us to lose opportunities to grow our business and expand our customer base.

CMO is one of our largest shareholders and has been our largest customer since our inception. We expect to continue to maintain various contractual and other relationships with CMO and its affiliates. Our close relationship with CMO could limit our potential to do business with CMO’s competitors or other TFT-LCD panel manufacturers, who may perceive that granting business to us could benefit CMO. Our close relationship with CMO may result in lost business opportunities or may prevent us from taking advantage of opportunities to grow our business and expand our customer base.

An adverse change to our relationship with CMO could have a material adverse effect on our business.

CMO is one of our largest shareholders, beneficially owning approximately 13.4% of our outstanding shares as of April 30, 2009, and is also our largest customer, accounting (together with its affiliates) for approximately 62.5% of our revenues in 2008. Our engineers work closely with CMO’s engineers to design display drivers and other semiconductors used by CMO and its affiliates or their customers. We have entered into various transactions with CMO and its affiliates in the past, and we expect to continue to do so in the future. See “Item 7. Major Shareholders and Related Party Transactions.” If our relationship with CMO deteriorates for any reason, our business could be materially and adversely affected.

The strategic relationships between certain of our competitors and their customers and the development of in-house capabilities by TFT-LCD panel manufacturers may limit our ability to expand our customer base and our growth prospects.

Certain of our competitors have established or may establish strategic or strong relationships with TFT-LCD panel manufacturers that are also our existing or potential customers. Marketing our display drivers to such TFT-LCD panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. If our customers successfully develop in-house capabilities to design and develop semiconductors that can substitute our products, they would likely reduce or stop purchasing our products. In addition, we also face challenges in attracting new customers for our new products. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Therefore, failure to broaden our customer base and attract new customers may limit our growth prospects.

We depend primarily on nine foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage our customer relationships.

Access to foundry capacity is crucial to our business because we do not manufacture our own wafers, instead relying primarily on nine third-party foundries. The ability of a foundry to manufacture our semiconductor products is limited by its available capacity. Access to capacity is especially important due to the limited availability of the high-voltage CMOS process technology required for the manufacture of wafers used in display drivers. We have entered into long-term supply arrangements with only one of the third-party foundries which would guarantee us access to a certain level of foundry capacity. As a result, if the primary third-party foundries that we rely upon were not able to meet our required capacity, or if our business relationships with these foundries were adversely affected, we would not be able to obtain the required capacity from these foundries and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries, as further discussed below. Our results of operations and business prospects could be adversely affected as a result of the foregoing.

We place wafer orders on the basis of our customers’ purchase orders and sales forecasts; however, any of the foundries we use can allocate capacity to other foundry customers and reduce deliveries to us on short notice. It could be that other foundry customers are larger and better financed than we are, or have supply agreements or better relationships with the foundries we use, and could induce these foundries to reallocate our capacity to them. The loss of any of the foundries we use or any shortfall in available foundry capacity could impair our ability to secure our inputs, which could significantly delay our ability to ship our products, causing a loss of revenues and damages in our customer relationships.

The recent fluctuations in the prices of certain metals, chemicals and gasoline and the recent volatility of foreign exchange rates may have increased costs for foundries and semiconductor service providers. This increase in costs could limit their ability to continue to make the research and development investments needed to keep up with technological advances. Any increase in costs for foundries and semiconductor service providers we use could lead to an increase in our cost of revenues and could limit our ability to lower our costs of revenues. We cannot assure you that we will be able to continue to reduce our costs and maintain our profit margins.

Taiwan Semiconductor Manufacturing Company, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, have historically manufactured substantially all of our wafers. In order to diversify our foundry sources, we have begun to use Macronix International Co., Ltd., or Macronix, Lite-on Semiconductor Corp., or Lite-on, Chartered Semiconductor Manufacturing Ltd., or Chartered, United Microelectronics Corporation, or UMC, Maxchip Electronics Corp., or Maxchip (which was spun off from Powerchip Semiconductor Corp. on April 1, 2008), Silicon Manufacturing Partners Pte Ltd., or Silicon, and Shanghai Hua Hon NEC Electronics Company, Ltd., or HHNEC, to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

•	failure to secure necessary manufacturing capacity, or being able to obtain required capacity only at higher costs;

•	risks of our proprietary information leaking to our competitors through the foundries we use;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs;

•	the unavailability of, or potential delays in obtaining access to, key process technologies; and

•	financial risks of certain of our foundry suppliers, including those that are owned by ailing dynamic random access memory, or DRAM, companies.

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

As a result of these risks, we may be required to use foundries with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of high-voltage foundry capacity could necessitate us making investments in foundries in order to secure capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

Shortages of processed tape used in the manufacturing of our products, increased costs of manufacturing such tape, or the loss of one of our suppliers of such tape may increase our costs or limit our revenues and impair our ability to ship our products on time.

There are a limited number of companies which supply the processed tape used to manufacture our semiconductor products, and we do not have binding long-term supply arrangements with processed tape suppliers that would guarantee us access to processed tape. Therefore, from time to time, shortages of such processed tape may occur. If any of the processed tape suppliers we rely upon experience difficulties in delivering processed tape or are unable to meet the prices, quality or services that we require, or if our business relationships with these suppliers weaken or deteriorate, we may not be able to locate alternative sources in a timely manner. Therefore, if shortages of processed tape were to occur, or if the costs of manufacturing such tape increases, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings. As a result of these risks, we may also be required to use processed tape suppliers with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of processed tape could necessitate us making investments in processed tape suppliers in order to secure adequate supply, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

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

As a result of these risks, we may be required to use assembly and testing service providers with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of assembly and testing services could necessitate us making investments in assembly and testing service providers in order to secure capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

Shortages of other key components for our customers’ products could decrease demand for our products.

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components include, but are not limited to, color filters, backlight modules, polarizers, printed circuit boards and glass substrates. In the past, companies that use our products in their production have experienced delays in the availability of key components from other suppliers. For example, some TFT-LCD panel manufacturers experienced a shortage of glass substrates in 2001, 2003 and 2004, as well as color filters in 2003, 2004 and 2007. In addition, as the visibility of demand is likely to be poor in 2009 due to the economic downturn, our customers may hesitate to build inventory on hand and tend to release orders on short notice. Some component manufacturers have shut down certain of their capacity because of the weak demand, which may increase the instability of timely delivery and the risk of shortage of components. Such shortages of components and other materials critical to the design and manufacture of our customers’ products may cause a slowdown in demand for our products, resulting in a decrease in our sales and adversely affecting our results of operations.

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

The lead time required by the semiconductor manufacturing service providers that we use to manufacture our products is typically longer than the lead time that our customers provide for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we will typically ask our semiconductor manufacturing service providers to start manufacturing our products based on forecasts provided by our customers in advance of receiving their purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenues from these products until they are shipped to customers. Moreover, for the convenience of our customers, we may agree to ship our inventory to warehouses located near our customers, so that our products can be delivered to these customers more quickly. We may from time to time agree that title and risk of loss do not pass to our customer until the customer requests delivery of our products from such warehouses. In such cases, we will not recognize revenues from these products until the title and risk of loss have passed to our customers based on the shipping terms, which is generally when they are delivered to our customers from these warehouses. As a result, we incur inventory and manufacturing costs in advance of anticipated revenues.

The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs, increased product obsolescence, and erosion of the products’ market value. For example, starting from the middle of 2008, due to the weakening consumer demand and strong pricing pressure, our customers began to reduce capacity utilization and enhance inventory control. Our customer orders had declined significantly toward the end of 2008 and demand for our products remained weak in the beginning of 2009. Starting from February 2009, we saw some improvement in demand for TFT-LCD panels and an increase in inventory replenishment among TFT-LCD panel manufacturers’ customers, which resulted in an increase in rush orders to TFT-LCD panel manufacturers and to semiconductor companies, including us. However, some of our customers might overstate their forecasts because of concerns that their semiconductor suppliers cannot deliver on their rush orders. If we overestimate demand for our display drivers or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell, or may have to sell at low profit margins or even at a loss, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers.

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

Although we use several foundries for different semiconductor products, certain of our products are manufactured at only one of these foundries. If any one of the foundries that we use for a specific product is unable to provide us with our required capacity, does not deliver in a timely manner or the quality or pricing terms are not acceptable to us, we could experience significant delays in receiving the product being manufactured for us by that foundry or incur additional costs to obtain substitutes. Also, if any of the foundries that we use experience financial difficulties or insolvency risks due to the impact of the global economic turmoil or any company-specific reasons or otherwise, if their operations are damaged or if there is any other disruption of their foundry operations, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process technology for a particular semiconductor product, we believe that it will take us several quarters to qualify the new foundry or process before we can begin shipping such products. If we cannot qualify a new foundry in a timely manner, we may experience a significant interruption in our supply of the affected products, which could reduce our revenues, increase our expenses and damage our customer relationships.

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

We do not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive. For example, in 2006, one of our customers merged with another company, and as a result of the merger, certain design-win projects were discontinued, which forced us to write off the corresponding inventory prepared based on forecasts provided by this customer. Since the second half of 2008, the worldwide financial crisis has adversely impacted the level of consumer spending and the TFT-LCD industry, and as a result of an over-supply of their products, our customers have significantly lowered their capacity utilization rates, reduced or canceled their orders of our products, and requested higher-than-usual price concession from us. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected.

Potential conflicts of interest with CMO may affect our sales decisions and allocations. Our chairman also holds key management positions at CMO and may not be able to allocate sufficient time and resources to both companies.

We have a close relationship with CMO, which is one of our largest shareholders and has been our largest customer since our inception. In addition, certain of our directors hold key management positions at CMO. Jung-Chun Lin, our director, serves on our board and also serves as senior vice president of finance and administration at CMO. Dr. Biing-Seng Wu, our chairman, is also the vice chairman of the board of directors of CMO. We cannot assure you that our close relationship with CMO and the resulting potential conflicts of interest will not affect our sales decisions or allocations or that potential conflicts of interest with respect to representatives of CMO will be resolved in our favor. Moreover, Dr. Biing-Seng Wu, who holds key positions with both CMO and us, may not be able to allocate sufficient time and resources to both companies.

Our corporate actions are substantially controlled by officers, directors, principal shareholders and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of April 30, 2009, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 6.6% and 17.9% of our ordinary shares, respectively, and CMO beneficially owned approximately 13.4% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Item 7. Major Shareholders and Related Party Transactions.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of April 30, 2009, we and our subsidiaries had 553 U.S. patent applications pending, 646 Taiwan patent applications pending and 526 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States do. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We have entered into a formal stipulation of settlement to settle a class action complaint alleging that we failed to disclose certain information in our initial public offering registration statement. If the court does not approve the settlement, the class action or any future class action suit against us may have an adverse effect on our financial condition and operating results.

We are subject to a class action complaint, filed in the United States District Court for the Central District of California, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our Chief Executive Officer Jordan Wu, our Chief Financial Officer Max Chan, certain of our directors, as well as CMO, for allegedly failing to disclose in our initial public offering registration statement and prospectus certain information concerning CMO’s inventory level prior to our initial public offering. The complaint seeks unspecified damages on behalf of purchasers of our stock pursuant and/or traceable to our initial public offering in March 2006. On January 22, 2009, we entered into a settlement agreement, which must be approved by the court, following notice to members of the settlement class. The court issued an order on April 23, 2009 granting preliminary approval of the settlement agreement and will hold a hearing on July 27, 2009 to determine whether to approve the proposed settlement. If approved, the settlement will result in a dismissal of all claims against us and the other defendants. In entering into the settlement agreement, the defendants explicitly denied any liability or wrongdoing of any kind. The amount of the settlement is $1.2 million, which was fully covered by our insurance carrier. There can be no assurance that the court will approve the proposed settlement. In the event that the court does not grant its approval, we may continue to vigorously defend ourselves against the claims. In addition, we may be subject to other legal actions, including potential future class action suits. The outcome of this class action and any future class actions, like other litigation proceedings, is uncertain. Regardless of its merit, litigation and other preparations undertaken to defend the class action can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. If the class action against us or any future class action suits against us are successful, we may incur substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, on February 1, 2007, we acquired Wisepal Technologies, Inc., or Wisepal, a fabless design company located in Taiwan that specializes in LTPS TFT-LCD drivers for small and medium-sized panels. Under the terms of the acquisition, we issued one share in exchange for 5.26 shares of Wisepal, and we assumed all of the assets, liabilities and personnel of Wisepal. Acquisitions or investments that we potentially may make in the future, including our acquisition of Wisepal, entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

Risks Relating to Our Industry

The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.

The price of each semiconductor product typically declines over its product life cycle, reflecting product obsolescence, decreased demand as customers shift to more advanced products, decreased unit costs due to advanced designs or improved manufacturing yields, and increased competition as more semiconductor producers are able to produce similar products. We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. The TFT-LCD panel market is highly cost sensitive, which may result in declining average selling prices of the components comprising TFT-LCD panels. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or if we fail to develop and introduce new products and enhancements on a timely basis, our revenues and operating results will suffer.

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. Competition principally occurs at the design stage, where a customer evaluates alternative design solutions that require display drivers. We continually face intense competition from fabless display driver companies as well as from integrated device manufacturers. Some of our competitors have substantially greater financial and other resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Some of our competitors have manufacturing capabilities as well as in-house design operations that may give them significant advantages such as more research and development resources and the ability to attract highly skilled engineers. Furthermore, some of our competitors are affiliated with, or are subsidiaries of, our panel manufacturer customers. These relationships may also give our competitors significant advantages such as early access to product roadmaps and design-in priorities, which would allow them to respond more quickly to changing customer demands and achieve more design-wins than we can. In addition, even competitors with no such strategic associations with panel manufacturers may resort to price competition to maintain their market share, which may impose pricing pressures on us, reduce our profitability or decrease our market share. We cannot assure you that we will be able to increase or maintain our revenues and market share, or compete successfully against our current or future competitors in the semiconductor industry.

We may be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturn may reduce our revenues and result in our having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity. Failure to gain access to foundry, assembly and testing capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

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

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Likewise, the components used in the TFT-LCD panel industry are constantly changing with increased demand for improved features. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products in a timely fashion. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced display semiconductors on competitive terms, and some of our customers may buy products from our competitors instead of from us. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our growth prospects. We cannot assure you that we will be able to anticipate evolving industry standards, successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products to meet new standards or technologies. If we fail to anticipate changes in technology and to introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments or funds from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

We are a holding company and our assets consist mainly of our 100% ownership interest in Himax Taiwan. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. Nonetheless, dividends and interest on shareholder loans that we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under ROC law. The ability of our subsidiaries to provide us with loans, pay dividends, repay any shareholder loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations that restrict the ability of our subsidiaries located in Taiwan to provide us with loans, pay dividends, repay any shareholder loans from us or make other distributions to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to do so will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2008, 77.6% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

Fluctuations in exchange rates could result in foreign exchange losses and affect our results of operations.

Our functional and reporting currency is U.S. dollars. In 2008, more than 98.0% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a significant portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2008, approximately 36.9% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, there are tax-related assets and liabilities on our balance sheet which are denominated in NT dollars. The current global economic crisis may cause increased volatility in exchange rates. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect us against the risk of exchange rate fluctuations and reduce the impact of potential foreign exchange losses. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

A decrease in the support of the ROC government may increase our tax expenditures and decrease our net income.

The ROC government has been very supportive of Taiwan-incorporated technology companies such as Himax Taiwan. In particular, Himax Taiwan, like many Taiwan technology companies, has benefited from substantial tax incentives provided by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $19.4 million, $32.7 million and $46.8 million as of December 31, 2006, 2007 and 2008, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either an initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalizing of a company’s retained earnings. Beginning April 1, 2004, January 1, 2006 and January 1, 2008, Himax Taiwan has been entitled to three preferential tax treatments, each for a period of five years, which expired or will expire on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Wisepal has become entitled to one preferential tax treatment for a period of five years, which will expire on December 31, 2013. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies is tax exempt for the duration of these five-year periods. While the ROC Statute for Upgrading Industries is due to expire at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday provided that the relevant investment plans are approved by the ROC tax authority before the expiration of the Statute. If the ROC government changed the laws to terminate, decrease or otherwise adversely change such tax incentives, our tax expenditures could increase, resulting in a decrease in our net income. For instance, if we had not had these tax exemptions, net income and basic and diluted earnings per ordinary share would have been $51.2 million, $0.27 and $0.27 for the year ended December 31, 2008, respectively.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been recent reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $1.00 to a high of $6.29 on the Nasdaq Global Select Market in 2008. The market price is subject to wide fluctuations in response to various factors, including the following:

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

In addition, as a result of the worldwide financial crisis, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of April 30, 2009, we had 185,722,661 outstanding shares, all of which are freely tradable. If we, our executive officers, directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

The level of investor interest and trading in our ADSs could be affected by the lack of coverage by securities research analysts and the lack of investor materials in the Chinese language.

Investor interest in us may not be as strong as in U.S. companies or Taiwan companies that are listed in Taiwan both because we may not be adequately covered by securities research analyst reports and because of the lack of investor materials in the Chinese language. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. The interest of both existing and prospective Taiwan-based investors to hold and trade in our ADSs may be impacted by the lack of investor materials in the Chinese language and the time difference between New York and Taiwan. As a result, the liquidity of our ADSs and the valuation multiples may be lower than if we were listed on a Taiwan stock exchange.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the average stock quoted on the Nasdaq Global Select Market, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the Nasdaq Global Select Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs for the three months ended March 31, 2009 was approximately 328,398 ADSs. In addition, during the periods between November 8, 2007 and July 31, 2008 and between November 17, 2008 and May 6, 2009, we repurchased a total of approximately $33.1 million of our ADSs (equivalent to approximately 7.7 million ADSs) and a total of approximately $13.0 million of our ADSs (equivalent to approximately 6.9 million ADSs), respectively, from the open market pursuant to two authorized share buyback programs. The repurchased ADSs and their underlying ordinary shares with respect to these two periods reduced the number of ADSs otherwise outstanding by approximately 7.9% for the first program and approximately 7.0% for the current program. Such share buyback programs or future share repurchases could negatively impact the average trading volume of our ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

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

We currently follow home country practice in lieu of complying with certain requirements of the Nasdaq Stock Market LLC. This may afford less protection to holders of our ordinary shares and ADSs.

Rule 5605 of the Marketplace Rules of the Nasdaq Stock Market LLC, or the Nasdaq Rules, requires listed companies to have, among others, a board of directors comprised of a majority of independent directors, the holding of regularly scheduled meetings at which only independent directors are present, an audit committee comprised of a minimum of three independent directors, a compensation committee, if any, comprised solely of independent directors, and a nominations committee, if any, comprised solely of independent directors. As a foreign private issuer, however, we are permitted to, and we do, follow home country practice in lieu of the above requirements. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Item 16G. Corporate Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules. As a result, we have fewer board members exercising independent judgment and the level of board oversight on the management of our company may therefore decrease. The board members who are not independent may also cause a merger, consolidation, change of control or other transactions or actions without the consent of the independent directors, which may lead to a conflict with the interest of holders of our ordinary shares and ADSs. Holders of our ordinary shares and ADSs may therefore be afforded less protection.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities law than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

For example, the Cayman Islands Companies Law (2007 Revision) differs from laws applicable to United States corporations and their shareholders in certain material respects which may affect shareholders’ rights and shareholders’ access to information. These differences under Cayman Islands Companies Law (2007 Revision) (as compared to Delaware law) include, though are not limited to, the following:

•
directors who are interested in a transaction do not have a statutory duty to disclose such interest and there are no provisions under Cayman Islands Companies Law (2007 Revision) which render such director liable to the company for any profit realized pursuant to such transaction. Our articles of association, however, contain provisions that require our directors to disclose their interest in a transaction;

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

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K or Form 20-F, as the case may be, a report of management on the company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the company’s independent registered public accounting firm must report on the company’s internal control over financial reporting. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accounting firm is not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the ROC. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Companies Law, Cap. 22, as revised, of the Cayman Islands as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our

Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

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

In February 2007, we completed the acquisition of Wisepal, a fabless semiconductor company focusing on the development of LTPS TFT-LCD drivers for small and medium-sized applications. This transaction strengthened our competitive position in the small and medium-sized product areas and further diversified our technology and product offerings. From time to time, we have also made minority investments in various companies for strategic purposes in the ordinary course of business.

In March 2007, we established Himax Imaging, Inc., or Himax Imaging, which develops and markets CMOS imaging sensors with an initial focus on camera applications used in cell phones and notebook computers.

In October 2007, we formed Himax Media Solutions, Inc., or Himax Media Solutions, which oversees our TFT-LCD television and monitor chipset business with a focus on expanding market share in the global TFT-LCD television and monitor chipset market. In January 2008, Himax Media Solutions issued shares representing an interest of 19.9% in total to CMO, TPV Technology Limited, the world’s largest LCD monitor manufacturer and LCD TV ODM, and individuals including certain employees of CMO, TPV Technology Limited, Himax Media Solutions and Himax Taiwan.

Our principal executive offices are located at No. 26, Zih Lian Road, Tree Valley Park, Sinshih Township, Tainan County 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Anyang-si, Kyungki-do and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

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

Our ADSs have been listed on the Nasdaq Global Select Market since March 31, 2006. Our ordinary shares are not listed or publicly traded on any trading markets.

4.B. Business Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are primarily used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are primarily used in mobile handsets and consumer electronics products such as netbook computers (typically ten inches or below in diagonal measurement), digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs and CMOS image sensors. Our customers are panel, television and module makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

•	LCOS microdisplay. LCOS is a microprojection technology which can be applied in mobile projection devices.

•
Power Management IC. The power management ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.

•	CMOS Image Sensor. The CMOS image sensor converts an optical image to an electric signal and is used mostly in camera-equipped applications.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

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

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high-voltage CMOS process technology operating typically at 4.5 to 24 volts for source drivers and 10 to 50 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.13 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

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

Products

We have five principal product lines:

•	display drivers and timing controllers;

•	TFT-LCD television and monitor semiconductor solutions;

•	LCOS products;

•	power management ICs; and

•	CMOS image sensors.

We commenced volume shipments of our first source and gate drivers for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipment in June 2006. We commenced shipping engineering samples of power management ICs in October 2006 and started volume shipments in January 2007. We commenced small quantity commercial shipment of our CMOS image sensor products in April 2009.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•
Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720 channel source drivers and four 270 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960 channel source drivers instead of eight 720 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•
Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•
Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages between 4.5 to 24 volts. Gate drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

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

•
Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

Large-Sized Applications

We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for notebook computers. Greater color depth, enhanced color through RGB independent gamma and 3D display are particularly important for advanced televisions and certain monitors.

In December 2007, we introduced the cascade modulated driver interface, or CDMI, technology, a patented technology for LED notebook panels, benefits of which include a thin and light form factor, lower material costs and lower power consumption and supports a resolution of up to 1,920 x 1,200 pixels.

In February 2009, we introduced timing controllers with the content adaptive brightness control, or CABC, technology. CABC technology controls backlight brightness intelligently by analyzing the content displayed to save power and enhance the contrast level while maintaining vivid display quality. Our algorithm enables a smooth adjustment in backlight brightness even when the content changes swiftly.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers
• 384 to 1,032 output channels
• 6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
• one gamma-type driver
• three gamma-type drivers (RGB independent gamma curve to enhance color image)
• output driver voltage ranging from 4.5V to 24V and supports half VDDA
• input logic voltage ranging from standard 3.3V to low power 1.5V
• low power consumption and low EMI
• supports TCP, COF and COG package types
• supports TTL, RSDS, mini-LVDS (up to 330MHz), DETTL, turbo RSDS, CMDI and customized interface technologies
• supports dual gate and triple gate panel designs

TFT-LCD Gate Drivers
• 192 to 540 output channels
• output driving voltage ranging from 10 to 50V
• input logic voltage ranging from standard 3.3V to low power 1.5V
• low power consumption
• supports TCP, COF and COG package types
• supports dual gate and triple gate panel designs

Timing Controllers
• product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD (1,920 x 1,080 pixels and 1,920 x 1,200 pixels)
• supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI and customized output interface technologies

Product	Features

• input logic voltage ranging from standard 3.3V to low power 1.5V
• embedded overdrive function for television applications to improve response time
• supports CABC to save power and color engine to enhance color and sharpness
• supports TTL, LVDS and mini-LVDS input interface technologies

Mobile Handset Applications

We offer display drivers for mobile handset displays that combine source driver, gate driver, timing controller, frame buffer and DC to DC circuits into a single chip in various display technologies, such as TFT-LCD, LTPS and AMOLED. As mobile handset prices remain competitive, mobile display module manufacturers continue to reduce cost and seek to source cost-effective display drivers. By designing a finer channel pitch that features cost efficient processes, we have offered a smaller chip size and endeavor to provide handset display driver products with fewer external components to reduce the cost of materials for our customers.

The industry trend for mobile handset display drivers is generally toward display drivers that can support high-speed interfaces and have greater color depth and enhanced image quality as multimedia functions are increasingly incorporated into mobile handsets. In addition, the ability for mobile handsets to operate for long durations without recharging the battery is of high value. Thus, display drivers with lower power consumption are desired. We integrated our proprietary low power driving circuits and CABC technology into display drivers in order to extend the battery life.

The following table summarizes the features of our products for mobile handsets:

Product	Features
TFT-LCD Drivers
• highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
• product portfolio suitable for a wide range of resolutions, including QQVGA (128 x 160 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels), WQVGA (240 x 400~480 pixels), HVGA (320 x 480 pixels), nHD (360 x 640 pixels), WVGA (480 x 864 pixels) and a range of panel sizes from 1.5 to 4 inches in diagonal measurement
• supports 262K colors to 16 million colors
• supports RGB separated gamma adjustment
• supports CABC
• supports mobile display digital interface, or MDDI, and mobile industry processor interface, or MIPI
• input logic voltage ranging from standard 3.3V to low power 1.65V
• low power consumption and low EMI
• utilizes die shrink technology to reduce die size and cost
• fewer external components to reduce costs
• slimmer die for compact module to fit smaller mobile handset designs
• application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers
• highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
• suitable for a wide range of resolutions from QQVGA (128 x 160) to WVGA (864 x 480) and suitable for a range of panel sizes from 1.5 to 4 inches diagonally
• supports 262K colors to 16 million colors
• supports RGB separated gamma adjustment
• supports CABC

Product	Features
LTPS Drivers
• supports compact display port, or CDP, MDDI, and MIPI
• input logic voltage ranging from standard 3.3V to low power 1.65V
• utilizes die shrink technology to reduce die size and cost
• slimmer die for compact module
• ASIC can be designed to meet customized requirements
(e.g., gateless or multi-bank output driver)

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as netbook computers, digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players, digital photo frames and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, into a single chip.

The industry trend for display drivers used in medium-sized consumer electronics products is toward higher channels and the integration of timing controllers with display drivers. The trend of display drivers used in small-sized consumer electronics products is toward single-chip solutions combining the source driver, gate driver, timing controller and power circuit into a single chip.

In May 2008, we introduced our new generation single chip display driver, the HX8257, for use in global positioning system and portable multimedia player devices. Moreover, display drivers with lower power consumption are desired in order to extend battery life.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features
TFT-LCD Source Drivers
• 240 to 1200 output channels
• products for analog and digital interfaces
• supports 262K colors to 16.7 million colors
• input logic voltage ranging from standard 3.3V to low power 2.3V
• low power consumption and low EMI

TFT-LCD Gate Drivers	• 96 to 800 output channels • input logic voltage ranging from standard 3.3V to low power 2.3V • output driving voltage ranging from 10 to 40V
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

TFT-LCD Television and Monitor Semiconductor Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions. Set forth below are the various semiconductor components that may be utilized in flat-panel digital and analog televisions:

TFT-LCD Television and Monitor Chipsets

Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Digital and analog televisions typically require some or all of these components:

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

We are developing all of the above components and have shipped our analog TV single-chip solutions in volume. Our analog TV single-chip solutions are designed for use in televisions as well as LCOS applications and our product portfolio includes high-performance chips that target high-end segments as well as cost-effective chips which target entry-level segments.

The following table summarizes the features of our video processors:

Product	Features
Analog TV Single-Chip Solutions
• ideal for LCD TV, multi-function monitor TV and LCOS applications
• integrated with high performance ADC, scaler and de-interlacer
• built-in HDMI and DVI receiver
• integrated with video decoder and 3D comb filter to support worldwide National Television System Committee, or NTSC, phase alternating line, or PAL, and sequential color with memory, or SECAM, standards
• integrated with vertical blanking interval slicer for closed caption, viewer-control chip and teletext functions
• built-in Himax 4th generation video engine which supports variable dynamic video enhancement features
• built-in analog audio demodulator, audio processor and surround integrated high speed microprocessor control unit, or MCU
• integrated with timing control for additional cost-down
• output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixels

Digital TV Integrated Solutions
• ideal for both Advanced Television Systems Committee, or ATSC, and digital video broadcasting – terrestrial, or DVB-T, solutions
• embedded digital demodulators: ATSC and DVB-T
• embedded analog demodulator: picture intermediate frequency for NTSC, PAL and SECAM
• embedded video stream decoder: MPEG2 (main profile at high level) and H.264 (main profile at level 4)
• embedded audio stream decoder: MPEG1 layer1 and layer2, and MPEG2 layer 2, audio coding 3 (Dolby digital), high efficiency advanced audio coding v1
• embedded audio processor: sound retrieval system
• embedded common interface
• input resolution up to full HD (1,920 x 1,080 pixels)
• output resolution up to full HD (1,920 x 1,080 pixels)

The following table summarizes the features of our monitor scaler solutions:

Product	Features
Monitor Scaler Integrated Solutions
• ideal for monitor applications
• integrated with high performance ADC, scaler and de-interlancer
• built-in HDMI and DVI receiver
• built-in audio digital-to-analog converter
• built-in high performance color engine
• integrated high speed MCU
• integrated with timing control for additional cost-down
• input/output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixels

LCOS Products

Himax LCOS microdisplays and the associated projector technologies are beginning mass production for, in particular, palm-size mobile projectors. Our design and manufacturing capabilities for LCOS microdisplays are conducted through our subsidiary, Himax Display, Inc., or Himax Display. In January 2008, we announced a strategic alliance with 3M, one of the world’s leading companies in optics technology, to commercialize the applications of LCOS mobile projectors. 3M developed proprietary projection optics which were incorporated with our proprietary color-filter LCOS microdisplays for a series of miniature projector modules. These projector modules have been adopted by many customers in various applications, and some of them have been in commercial production. In particular, the Aiptek Pocket Cinema projector has won a number of awards, including the recent 2009 International CES Innovations Design and Engineering Award and the iF product design award 2009. In November 2008, we announced another strategic alliance with Wingtech, one of the leading handset solution providers in China, to develop LCOS mobile phone projectors for the China market.

In addition to color-filter LCOS microdisplays, we have also developed color-sequential LCOS microdisplays. The color-filter type has a simpler projection architecture with a white LED, while the color-sequential type can offer better colors. We designed the two types of microdisplays in a way that most of their optical components can be shared. With the production of these two types of LCOS microdisplays and the leverage of optical components, we are building up a broad supply chain of a variety of LCOS projector modules for various applications. The following table shows certain details of our LCOS microdisplays:

LCOS Microdisplays	Size and Resolution	Applications
Color-Filter LCOS Microdisplays	• 0.28” (320x240 pixels) • 0.38” (640x360 pixels) • 0.44” (640x480 pixels) • 0.59” (800x600 pixels)	• toy projectors • entry-level video projectors • versatile projectors • multimedia projectors
Color-Sequential LCOS Microdisplays	• 0.28” (852x480 pixels) • 0.38” (640x480 pixels) • 0.45” (1024x768 pixels)	• embedded projectors • versatile projectors • multimedia projectors

In addition to LCOS microdisplays, we have also developed a series of low-power video processors for accessory and embedded projector applications. These low-power video processors are essential for battery-operated mobile projectors, such as mobile phone projectors, camera projectors and notebook projectors. Some of them are available in the market now, and we expect more to come.

Power Management ICs

Himax Analogic, Inc., or Himax Analogic, our subsidiary, has three major products: class-D audio amplifiers, step-up DC-to-DC switching regulators, and white light LED drivers.

Class-D Audio Amplifier

A class-D audio amplifier receives audio signals from the audio processor and delivers the amplified audio signals to the speakers. The input audio signal is converted into a sequence of pulses with fixed voltage. By means of a modulated pulse width and an external low-pass filter, the output audio signal will be “reproduced” with larger amplitude. Unlike traditional audio amplifiers which operate in a linear mode, a class-D audio amplifier only switches between on and off and consumes less power. Therefore, high power efficiency is a major advantage of class-D audio amplifiers, which can be an appropriate choice for applications for which power dissipation is a concern.

Product	Features
2W Mono Class-D Audio Amp for Portable Devices	• 3.3V to 5.5V input voltage range • gain setting by external resistors • over current protection, or OCP, over temperature protection, or OTP, and/or under voltage lockout, or UVL, features
9W Stereo Class-D Audio Amp for TVs and Monitors	• 8.5V to 12.6V input voltage range • 4 fixed gain selections • OCP, OT and/or UVL features

Step-up DC-to-DC Switching Regulator.

A step-up DC-to-DC converter performs with high efficiency and fast transient response in order to supply a higher voltage from a lower input voltage. Electronic devices require various specific working voltages on different applications. However, there is normally one or two common power sources available. A step-up DC-to-DC converter plays an important role in supplying higher voltage from lower input voltage to make an electronic device work normally. In other words, most electronic devices need a step-up DC-to-DC converter as a stable working power supplier in various applications.

Product	Features
TFT-LCD Step-up DC-to-DC Converters	• 2.6V to 5.5V input voltage range • max boost voltage: 24V • programmable switching frequency • programmable soft-start
TFT-LCD DC-to-DC Converters with Operational Amplifiers
• 2.6V to 6.5V input voltage range
• linear regulator controllers for gate driver power supply
• built-in 14V, 2.4A, 160 mΩ metal-oxide-semiconductor field-effect transistor
• 5 high-performance operational amplifiers

White Light LED Driver

The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white light LED driver.

Product	Features
WLED Drivers for Netbook Panels
• 2.5V to 5.5V input voltage range
• built-in 1MHz step-up pulse width modulation, or PWM, converter
• capable of driving up to 40 LEDs (4 strings of 10 serial-connected LEDs)
• support 100~200 KHz PWM dimming control

WLED Drivers for Notebook Panels	• 4.5V to 24V input voltage range • built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V) • 8 constant current source channels • capable of driving up to 11 LEDs in serial for each channel

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices such as mobile phones and notebook computers with a focus on lowlight image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. Within two years, our experienced team of sensor designers developed new pixel and circuit designs with the successful product launch of 3 mega pixel, 2 mega pixel and VGA sensors and system-on-chip products with performance comparable to leading CMOS image sensor suppliers. All of our CMOS image sensors feature the UltraBrightTM technology to achieve a better signal-to-noise ratio in the low-light or video mode without a decreasing frame rate or increasing power consumption. We are committed to being a key player in this business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
3.4MP UltraBrightTM Color Image Sensor
• 1/4” format color type
• QXGA resolution at 15 frames per second, support for 720p30 HD and D1 video format
• 80dB enhanced dynamic range mode compatible with standard color processing
• on-chip 4-channel lens correction, defect removal

2.0MP UltraBrightTM Color Image Sensor	• 1/5” format color type • UXGA resolution at 18 frames per second, 720p HD resolution at 30 frames per second • on-chip 4-channel lens correction, defect removal • low noise, low power consumption
VGA UltraBrightTM System on Chip
• 1/11” format color type
• VGA YUV output at 30 frames per second, QVGA at 60 frames per second
• color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, edge enhancement
• automatic lowlight and frame rate control
• multiple video formats including YUV422, RGB565, and ITU656

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

High-Voltage CMOS Circuit Design. Unlike most other semiconductors, TFT-LCD display drivers require a high output voltage of 4.5 to 50 volts. We have developed circuit design technologies using a high-voltage CMOS process that enables us to produce high-yield, reliable and compact drivers for high-volume applications. Moreover, our technologies enable us to keep the driving voltage at very high uniformity, which can be difficult to achieve when using standard CMOS process technology.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. As of December 31, 2008, we sold our products to more than 100 customers. In 2006, 2007 and 2008, CMO and its affiliates accounted for 55.0%, 58.8% and 62.5% of our revenues, respectively; Samsung and its affiliates accounted for 6.1%, 3.7% and 6.5% of our revenues, respectively; and SVA-NEC accounted for 7.3%, 8.4% and 6.3% of our revenues, respectively. We expect that sales to CMO and Samsung and their respective affiliates, among other large customers, will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2008:

Centron Electronics (Kunshan) Co., Ltd.
Chi Mei Optoelectronics Corp.
Chunghwa Picture Tubes, Ltd.
Funai Electric Co. Ltd.
HannStar Display Corporation
InnoLux Display Corporation
Perfect Display Limited
Samsung Electronics Taiwan Co., Ltd.
Shanghai SVA-NEC Liquid Crystal Display
TPO Displays Corporation

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan. We have regional offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Anyang-si, Kyungki-do and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA, all in close proximity to our customers. For certain products or regions we may from time to time sell our products through agents or distributors.

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

Manufacturing

We operate primarily in a fabless business model that utilizes substantially third-party foundry and assembly and testing capabilities. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely largely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and engage assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our primarily fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product.

We operate a small fab under Himax Display primarily for performing certain manufacturing processes for our LCOS microdisplays. In order to further meet customers’ demand for higher quality, lower cost, and faster time-to-market, we established an in-house color filter facility and completed the installation of equipment at the end of 2008. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. The total capital expenditure for the color filter facility, including the equipment, was approximately $10.0 million.

Manufacturing Stages

The diagram below sets forth the various stages in manufacturing display drivers according to the two different types of assembly utilized: TAB or COG. The assembly type depends primarily on the application and design of the panel and is determined by our customers.

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

TAB Assembly

We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. In contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead. In recent years, COF packages have become predominantly used in TAB technology.

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

In November 2002, we received ISO 9001:2000 certification which was renewed in February 2008 and will expire in February 2011. In February 2006, we received ISO 14001:2004 certification which was renewed in February 2009 and will expire in February 2012. In addition, in March 2007, we received IECQ QC 080000 and OHSAS 18001 certifications which will expire in 2010.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Lite-on, Chartered and Maxchip in the past few years and have also recently established relationships with UMC and HHNEC. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS Technologies Inc., International Semiconductor Technology Ltd., and Siliconware Precision Industries Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Chartered Semiconductor Manufacturing Ltd.	Chipbond Technology Corporation
Lite-on Semiconductor Corp.	Chipmore Technology Co., Ltd.
Macronix International Co., Ltd.	ChipMOS Technologies Inc.
Maxchip Electronics Corp. (which was spun off from Powerchip Semiconductor Corp. on April 1, 2008)	International Semiconductor Technology Ltd. Siliconware Precision Industries Co., Ltd.
Shanghai Hua Hong NEC Electronics Company, Ltd.
Silicon Manufacturing Partners Pte Ltd.
Taiwan Semiconductor Manufacturing Company Ltd.
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Hitachi Cable Asia, Ltd. Taipei Branch	Ardentec Corporation
Mitsui Micro Circuits Taiwan Co., Ltd.	Chipbond Technology Corporation
Samsung Techwin Co., Ltd.	Chipmore Technology Co., Ltd.
Simpal Electronics Co., Ltd.	ChipMOS Technologies Inc.
Sumitomo Metal Mining Package Material Co., Ltd.	Global Testing Corportation
Greatek Electronics Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd.
Siliconware Precision Industries Co., Ltd.
Taiwan IC Packaging Corporation

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore Technology Co., Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd.
Siliconware Precision Industries Co., Ltd.

Intellectual Property

As of April 30, 2009, we held a total of 382 patents, including 185 in Taiwan, 132 in the United States, 49 in China, 12 in Korea and 4 in Japan. The expiration dates of our patents range from 2019 to 2027. We also have a total of 646 pending patent applications in Taiwan, 553 in the United States and 526 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and the United States.

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

We continually face intense competition from fabless display driver companies, including DenMOS Technology Inc., Fitipower Integrated Technology, Inc., Ili Technology Corp., Leadis Technology, Inc., Novatek Microelectronics Corp., Ltd., Orise Technology Co., Ltd., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., SmartASIC Technology, Inc. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Matsushita Electric Works, Ltd., NEC Electronics Corporation, Renesas Technology Corp., Seiko Epson Corporation, Toshiba Corporation, Sanyo Electric Co., Ltd. and Rohm Co., Ltd. and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

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

For LCOS products, we face competition primarily from digital lighting processing, or DLP, projectors incorporating Texas Instruments Incorporated’s digital light processing technology. We also face competition from a few other mobile projector technologies, including Microvision, Inc.’s laser-scanning projectors and Displaytech Inc.’s color-sequential ferroelectric liquid crystal on silicon, or FLCOS, projectors.

For power management ICs, we face competition from Taiwan companies including Richtek Technology Corporation, Global Mixed-mode Technology Inc., and Advanced Analog Technology, Inc. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, we face competition primarily from Aptina Imaging Corporation, Omnivision Technologies Inc., Samsung Electronics Co. Ltd., Sony Corporation, and STMicroelectronics.

Insurance

We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on transit of inventories. Additionally, we maintain director and officer liability insurance. We do not have insurance for business interruptions, nor do we have key person insurance.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of April 30, 2009.

The following table sets forth summary information for our subsidiaries as of April 30, 2009.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			$ (in millions)
Himax Technologies Limited	IC design and sales	ROC	81.9	100.0%
Himax Technologies Anyang Limited	Sales	South Korea	0.5	100.0%
Wisepal Technologies, Inc.	IC design and sales	ROC	9.9	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	2.5	100.0%	(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	1.0	100.0%	(1)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	1.5	100.0%	(1)
Himax Display, Inc.	IC design, manufacturing and sales	ROC	35.2	89.3%
Integrated Microdisplays Limited	IC design and sales	Hong Kong	1.1	100.0%	(2)
Himax Analogic, Inc.	IC design and sales	ROC	11.2	75.8%
Himax Imaging, Inc.	Investments	Cayman Islands	13.5	95.3%
Himax Imaging Ltd.	IC design and sales	ROC	7.1	100.0%
Himax Imaging Corp.	IC design and sales	California, USA	6.7	100.0%
Argo Limited	Investments	Cayman Islands	9.0	100.0%
Tellus Limited	Investments	Cayman Islands	9.0	100.0%
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	34.2	79.3%	(3)
Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	0.0 (4)	100.0%

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 89.3% ownership of Himax Display, Inc.

(3)	Directly and indirectly, through our 100.0% ownership of Himax Technologies Limited which holds 35.3%.

(4)	Total paid-in capital is HK$10,000.

4.D. Property, Plants and Equipment

In October 2006, we completed construction on and relocated our corporate headquarters to a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff. Construction for our new headquarters commenced in the fourth quarter of 2005 and was completed in the fourth quarter of 2006. The total costs amounted to approximately $25.8 million, of which approximately $10.2 million was for the land and approximately $15.6 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Fuqing, Beijing, Shanghai and Ningbo, China; Yokohama and Matsusaka, Japan; Anyang-si, Kyungki-do and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA. In June 2008, we completed the relocation of the Taipei offices of our company, Himax Media Solutions and Himax Analogic. The lease contracts may be renewed upon expiration.

Himax Display owns and operates a fab with 3,040 square meters of floor space in a building leased from CMO. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from CMO in Tainan, where during the fourth quarter of 2008, it established an in-house color filter facility and completed the installation of equipment. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. The total capital expenditure for the color filter facility, including the equipment, was approximately $10.0 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs and CMOS image sensors. We primarily sell our display drivers to TFT-LCD panel manufacturers and mobile device module manufacturers, and we sell our television semiconductor solutions to television makers.

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

We operate primarily in a fabless business model that utilizes substantially third-party foundry and assembly and testing capabilities. We leverage our experience and engineering expertise to design high-performance semiconductors and rely largely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We are able to take advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our primarily fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. Substantially all of our revenues in 2008 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-

LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.”

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	average selling prices;

•	unit shipments;

•	product mix;

•	design wins;

•	cost of revenues and cost reductions;

•	supply chain management;

•	share-based compensation expenses;

•	signing bonuses; and

•	tax exemptions.

Average Selling Prices

Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product’s life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “—Cost of Revenues and Cost Reductions.” Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. In 2008, the average selling prices of TFT-LCD panels experienced significant fluctuations. In the first half of the year, demand for large-sized TFT-LCD panels remained strong, which led to in an increase in the average selling prices of large-sized TFT-LCD panels and an increase in production levels as manufacturers remained positive about the market outlook. However, as a result of the severe economic downturn and the weakening of consumer spending beginning in the third quarter of 2008, there was an over-supply of large-sized TFT-LCD panels, which drove down the average selling prices of large-sized TFT-LCD panels in the second half of 2008. Many TFT-LCD panel manufacturers reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products. We expect 2009 will continue to be a challenging year for our customers and us. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume, as lower prices may then stimulate demand and thereby drive sales.

Unit Shipments

Our performance is also affected by the number of semiconductors we ship, or unit shipments. As our display drivers are critical components of flat panel displays, our unit shipments depend primarily on our customers’ panel shipments among other factors. Our unit shipments have grown since our inception primarily as a result of our increased market share with certain major customers and their increased shipments of panels. We have also continued to expand our customer base. Our growth in unit shipments also reflected the demand for higher resolution panels which typically require more display drivers. However, the development of higher channel display drivers or new technologies, if successful, could potentially reduce the number of display drivers required for each panel while achieving the same resolution. If such technologies become commercially available, the market for our display drivers will be reduced and we could experience a decline in revenue and profit.

Product Mix

The proportion of our revenues that is generated from the sale of different product types, also referred to as product mix, also affects our average selling prices, revenues and profitability. Our products vary depending on, among other things, the number of output channels, the level of integration and the package type. Variations in each of these specifications could affect the average selling prices of such products. For example, the trend for display drivers for use in large-sized panels is toward products with a higher number of channels, which typically command higher average selling prices than traditional products with a lower number of channels. However, panels that use higher-channel display drivers typically require fewer display drivers per panel. As a result, our profitability will be affected adversely to the extent that the decrease in the number of display drivers required for each panel is not offset by increased total unit shipments and/or higher average selling prices for display drivers with a higher number of channels. The level of integration of our display drivers also affects average selling prices, as more highly integrated chips typically have higher selling prices. Additionally, average selling prices are affected by changes in the package types used by our customers. For example, the chip-on-glass package type typically has lower material costs because no processed tape is required.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2006, 2007 and 2008 was 80.8%, 78.0% and 75.5%, respectively. In 2008, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 52.9%, the cost of processed tape was 16.2%, and the cost of assembly and testing was 30.2%. As a result, our ability to manage our wafer fabrication costs, costs for processed tape and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

•	improving product design (e.g., having smaller die size allows for a larger number of dies on each wafer, thereby reducing the cost of each die);

•	improving manufacturing yields through our close collaboration with our semiconductor manufacturing service providers; and

•
achieving better pricing from a diversified pool of semiconductor manufacturing service providers and suppliers, reflecting our ability to leverage our scale, volume requirements and close relationships as well as our strategy of sourcing from multiple service providers and suppliers.

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

We adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees and non-employees where each unit represents one ordinary share. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling $14.5 million, $20.1 million and $20.8 million in 2006, 2007 and 2008, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $0, $14.4 million and $12.7 million in 2006, 2007 and 2008, respectively, were settled in cash. We have applied SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, to account for our share-based compensation plans. SFAS No. 123R requires companies to measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2006, 2007 and 2008 as reflected in our consolidated financial statements.

Restricted Share Units (RSUs). We adopted a long-term incentive plan in October 2005. We made a grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of September 30, 2006 and September 28, 2007, with the remainder vesting on September 30, 2008, subject to certain forfeiture events. We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, with the remainder vesting on June 30, 2008, subject to certain forfeiture events. No RSUs were granted to our independent directors in 2006, 2007 or 2008.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 28, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

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

We made a grant of 7,108,675 RSUs to our employees on September 29, 2008. The vesting schedule for this RSU grant is as follows: 60.64% of the RSU grant vested immediately and was settled by cash in the amount of $12.7 million on the grant date, with the remainder vesting equally on each of September 30, 2009, 2010 and 2011, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our directors and employees on December 30, 2005 was determined based on an estimated fair value of $8.62 per ordinary share of the ordinary shares underlying the RSUs. The fair value of our ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser. The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 29, 2006, September 26, 2007 and September 29, 2008 was $5.71, $3.95 and $2.95 per ordinary share, respectively, which was based on the trading price of our ADSs on that day.

RSUs issued in connection with the acquisition of Wisepal. We made a grant of 418,440 RSUs to former Wisepal employees in exchange for the unvested stock options held by such employees in Wisepal. The vesting schedule for this RSU grant is as follows: 30% of the RSUs granted vested immediately, and a subsequent 10% vested on September 28, 2007; however, the remaining unvested RSUs were forfeited as a result of certain employees’ forfeiture events. The vested portion of the RSUs granted was included in the purchase cost of Wisepal while the unvested portion is treated as post-combination compensation expense, the value of which amounted to $0.9 million

Determining the fair value of our ordinary shares prior to our initial public offering requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects. We used the discounted cash flow approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of our company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as our financial results and growth trends to derive our total equity value. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate. If a different discount rate were used, the valuation and the amount of share-based compensation would have been different because the fair value of the underlying ordinary shares for the RSUs granted would be different.

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

In 2006, 2007 and 2008, Himax Taiwan paid $3.4 million, $2.6 million and $2.7 million, respectively, in signing bonuses which were charged to earnings. Besides Himax Taiwan, signing bonuses were adopted by four and six subsidiaries in 2007 and 2008, respectively, and a total of $0.6 million and $1.0 million, respectively, were paid to certain employees of our subsidiaries.

Tax Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax exemptions. The ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Wisepal has also become entitled to a five-year tax exemption expiring on December 31, 2013. While the ROC Statute for Upgrading Industries is due to expire at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday provided that the relevant investment plans are approved by the ROC tax authority before the expiration of the Statute. Based on the ROC statutory income tax rate of 25%, the effect of such tax exemption on net income and basic and diluted earnings per share had been an increase of $16.7 million, $0.09 and $0.09, respectively, for the year ended December 31, 2006, $27.1 million, $0.14 and $0.14, respectively, for the year ended December 31, 2007, and $25.2 million, $0.13 and $0.13, respectively, for the year ended December 31, 2008. As a result of the expiration of one of Himax Taiwan’s tax exemptions on March 31, 2009, we expect our effective income tax rate to increase and our results of operations for the year ended December 31, 2009 would be affected.

Description of Certain Statements of Income Line Items

Revenues

We generate revenues primarily from sales of our display drivers. We have achieved significant revenue growth since our inception, due primarily to a significant increase in unit shipments, partially offset by the general trend of declining average selling prices of our products. Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, TFT-LCD, television and monitor chipsets, LCOS projector solutions, and power management ICs.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2006		2007		2008
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$645,513	86.7%	$752,196	81.9%	$651,504	78.2%
Display drivers for mobile handsets applications	52,160	7.0	75,704	8.2	57,274	6.9
Display drivers for consumer electronics applications	28,616	3.8	66,634	7.3	81,866	9.8
Others(1)	18,229	2.5	23,677	2.6	42,155	5.1
Total	$744,518	100.0%	$918,211	100.0%	$832,799	100.0%

Note:	(1)	Includes, among other things, timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions and power management ICs.

A limited number of customers account for substantially all our revenues. We are seeking to diversify our customer base and to reduce our reliance on any one customer. Nonetheless, the percentage of our total revenues generated from sales to CMO and its affiliates increased in 2007 and 2008 as a result of its significant capacity expansion in 2007 and the first half of 2008. The table below sets forth, for the periods indicated, our revenues generated from our most significant customers (including their respective affiliates) and such revenues as a percentage of our total revenues:

	Year Ended December 31,
	2006		2007		2008
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
CMO and its affiliates	$409,697	55.0%	$539,737	58.8%	$520,461	62.5%
Samsung and its affiliates	45,097	6.1	34,375	3.7	54,138	6.5
SVA-NEC	54,272	7.3	76,774	8.4	52,101	6.3
CPT and its affiliates	92,561	12.4	66,694	7.3	32,673	3.9
Others	142,891	19.2	200,631	21.8	173,426	20.8
Total	$744,518	100.0%	$918,211	100.0%	$832,799	100%

SVA-NEC accounted for approximately 7.3%, 8.4% and 6.3% of our revenues in 2006, 2007 and 2008, respectively. As a result of its substantial reduction in fab utilization and its weak financial condition, our sales to SVA-NEC have decreased significantly since the fourth quarter of 2008 and are expected to decrease significantly in 2009 as compared to prior years. The sharp reduction in sales to SVA-NEC has had and is expected to continue to have a negative and material impact on our business, results of operations, and financial condition. Beginning in March 2009, we have also required SVA-NEC to obtain guarantees by banks or third party customers in favor of us for the majority of new purchase orders.

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

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2006, 2007 and 2008, approximately 81.4%, 85.5% and 77.6% of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, bad debt expense, sales and marketing expenses and share-based compensation expenses.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including signing bonuses and related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with our headquarters at the Tree Valley Industrial Park, incur professional fees for filing patent applications and incur additional compliance costs required of a publicly listed company in the United States.

Bad Debt Expense

We recognized bad debt expense of $0.2 million, nil, and $25.3 million in 2006, 2007 and 2008, respectively. We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. Our bad debt expense in 2008 related mainly to the uncollected accounts receivable outstanding from SVA-NEC.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries of sales and marketing employees, including signing bonuses and related employee welfare costs, amortization expenses for the acquired intangible assets related to the Wisepal acquisition in 2007, travel expenses and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve greater economies of scale and operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 long-term incentive plan. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Historically our share-based compensation practice comprised grants of (i) bonus shares to employees, (ii) nonvested shares to employees, (iii) treasury shares to employees and (iv) shares to non-employees. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007 and September 29, 2008 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $14.5 million, $20.1 million and $20.8 million in 2006, 2007 and 2008, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

ROC tax regulations require our ROC subsidiaries to pay an additional 10% tax on unappropriated earnings. ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development and personnel training expenses and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Wisepal, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging Ltd. were granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $19.4 million, $32.7 million and $46.8 million as of December 31, 2006, 2007 and 2008, respectively. In addition, under the ROC Statute for Upgrading Industries, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Wisepal has also become entitled to a five-year tax exemption expiring on December 31, 2013. Based on the ROC statutory income tax rate of 25%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share for the year ended December 31, 2008 had been an increase of $25.2 million, $0.13 and $0.13, respectively.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2008, we based our share-based compensation cost on an assumed forfeiture rate of 13.85% per annum for RSUs issued in 2006 and 6.55% per annum for RSUs issued in 2007 and 2008 under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

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

We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005. For our issuance of RSUs in 2006, 2007 and 2008, the fair value of the ordinary shares underlying the RSUs granted to our employees was $5.71, $3.95 and $2.95 per share, respectively, which was the closing price of our ADSs on September 29, 2006, September 26, 2007 and September 29, 2008, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that SVA Group, the ultimate parent company of SVA-NEC, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. We collected certain partial payments from SVA-NEC in 2009 to date, but we believe it is probable that we will not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC. In view of this latest development and our increasing concern about SVA-NEC’s financial condition, we concluded that our accounts receivable from SVA-NEC was impaired and we recognized a valuation allowance of $25.3 million for this probable credit loss as of December 31, 2008. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business— The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.”

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2006, 2007 and 2008 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2006	$-	$187	$-	$187
December 31, 2007	$187	$-	$(187)	$-
December 31, 2008	$-	$25,305	$(8)	$25,297

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2006	$181	$2,656	$(2,156)	$681
December 31, 2007	$681	$1,705	$(1,893)	$493
December 31, 2008	$493	$1,657	$(1,988)	$162

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-downs in 2006, 2007 and 2008 were approximately $5.2 million, $14.8 million and $18.0 million, respectively, and were included in cost of revenues in our consolidated statements of income. The inventory write-down increased significantly in 2007 due primarily to the excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products. The increase in 2008 was generally attributable to the shorter-than-expected product life cycle, overestimated market demand and significant changes in customers’ forecasts.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2006 to December 31, 2008.

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

Goodwill

We evaluate goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. We consider the enterprise as a whole to be a single reporting unit for purposes of evaluating goodwill impairment. Consequently, we determine the fair value of the reporting unit based on our market capitalization adjusted for a control premium and also use a discounted cash flow valuation to validate our adjusted market capitalization approach.

On December 31, 2008, the quoted market price of our shares was $1.61 per share while our net book value per share was $2.44. In determining an appropriate control premium, we referenced the MergerStat database and Standard Industrial Classification (SIC) number to identify comparable merger and acquisition transactions effected during 2008 and to compare the targets’ businesses and sizes with ours. Applying the comparable targets’ control premium to us, we derived an indicative control premium of between 60% and 68%. Consequently, we estimated the fair value of our company as of December 31, 2008 to be between $489.7 million and $514.2 million, which was greater than our company’s net book value of $463.2 million as of December 31, 2008.

To validate our adjusted market capitalization valuation, we engaged an independent external service provider to assist us in estimating our fair value based on the discounted cash flow approach. The estimated fair value of our company derived under this approach was $517.1 million. We believe this analysis provides further validation of the estimated control premium to be derived mainly from synergies and potential savings that a buyer would benefit in acquiring a controlling interest in our company. In conducting the discounted cash flow valuation, we made assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives which management began to undertake in the fourth quarter of 2008. We used a discount rate based on our weighted average cost of capital, which was 18.68% as of December 31, 2008.

Based on the results of evaluation of our fair value using an adjusted market capitalization approach, and as validated by our evaluation using the discounted cash flow approach, we believe that our estimated fair value exceeded our stockholders’ equity and therefore concluded that goodwill was not impaired as of December 31, 2008. However, our conclusion could change in the future if our quoted market price falls further below our net book value per share or if market conditions change with respect to control premiums paid for companies of our size and business nature.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2006, 2007 and 2008 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2006	$545	$2,101	$(2,016)	$630
December 31, 2007	$630	$799	$(1,094)	$335
December 31, 2008	$335	$1,526	$(1,612)	$249

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

Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. We have accrued tax liabilities or reduced deferred tax assets to address potential exposures involving positions that are not considered to be more likely than not of being sustained based on the technical merits of the tax position as filed. A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2007	2008
	(in thousands)
Balance at beginning of year	$1,276	$3,968
Increase related to prior year tax positions	503	-
Decrease related to prior year tax positions	-	(1,780)
Increase related to current year tax positions	2,189	3,555
Effect of exchange rate change	-	(25)
Balance at end of year	$3,968	$5,718

Except for Himax Taiwan, Wisepal, Himax Technologies Anyang Limited (based in South Korea), or Himax Anyang, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging, Corp., all other subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowance of $6.3 million, $12.3 million and $21.0 million as of December 31, 2006, 2007 and 2008, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. The additional provision of valuation allowance recognized for the years ended December 31, 2006, 2007 and 2008 was $3.0 million, $6.0 million and $8.7 million, respectively, as a result of increases in deferred tax assets originating in these years which we did not expect to realize.

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

	Year Ended December 31,
	2006	2007	2008
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	80.8	78.0	75.5
Research and development	8.1	8.0	10.5
General and administrative	1.3	1.6	2.3
Bad debt expense	0.0	0.0	3.0
Sales and marketing	0.9	1.0	1.4
Total costs and expenses	91.2	88.7	92.8
Operating income	8.8	11.3	7.2
Non-operating income	0.5	0.6	0.5
Income tax benefit	(0.7)	(0.2)	(1.0)
Minority interest	0.0	0.1	0.4
Net income	10.1	12.3	9.2

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Our revenues decreased 9.3% to $832.8 million in 2008 from $918.2 million in 2007. This decrease was attributable mainly to a decrease in revenues from display drivers for large-sized applications, coupled with a decrease in revenues from display drivers for mobile handsets and partially offset by the increases in revenues from display drivers for consumer electronics products and non-driver products. The decrease in revenues was due primarily to a 17.2% decrease in our average selling prices, partially offset by a 9.6% increase in our unit shipments in 2008. The selling prices of our display drivers declined significantly in 2008, which was due primarily to the pricing pressure from TFT-LCD panel manufacturers as a result of the decline in the average selling prices of TFT-LCD panels in the second half of 2008. The increase in unit shipments was mainly attributable to the rapid capacity expansion and increased panel shipments for our customers in general primarily in the first half of 2008.

Costs and Expenses. Costs and expenses decreased 5.1% to $772.6 million in 2008 from $814.3 million in 2007. As a percentage of revenues, costs and expenses increased to 92.8% in 2008 compared to 88.7% in 2007.

•
Cost of Revenues. Cost of revenues decreased 12.2% to $628.7 million in 2008 from $716.2 million in 2007. The decrease in cost of revenues was due primarily to a 19.9% decrease in average unit cost, partially offset by a 9.6% increase in unit shipments. The decrease in average unit cost was attributable primarily to our change in product mix and our efforts to control cost though optimizing our supplier mix, improving design processes, increasing manufacturing yields and leveraging our scale and close relationship with semiconductor manufacturing service providers and suppliers. Inventory write-downs, which were included in cost of revenues, were $18.0 million in 2008 compared to $14.8 million in 2007. The increase in inventory write-downs was generally attributable to the shorter-than-expected product life cycle, overestimated market demand and significant changes in customers’ forecasts. As a percentage of revenues, cost of revenues decreased to 75.5% in 2008 from 78.0% in 2007.

•
Research and Development. Research and development expenses increased 18.5% to $87.6 million in 2008 from $73.9 million in 2007. This increase was primarily attributable to the increases in salary expenses, including share-based compensation, mask and mold expenses and depreciation. The increase in salary expenses was due to an increase in headcount and higher average salaries. The increase in mask and mold expenses resulted primarily from our increased effort to undertake research and development projects and our migration of certain manufacturing processes. The increase in depreciation consisted primarily of the increased depreciation expense relating to our research and development equipment and software. Such increases were partially offset by a decrease in amortization because of the large write-off of in-process research and development assets in the amount of $1.6 million related to the Wisepal acquisition in 2007, which we did not have in 2008.

•
General and Administrative. General and administrative expenses increased 29.9% to $19.4 million in 2008 from $14.9 million in 2007, primarily as a result of an increase in salary expenses, including share-based compensation, professional fees and depreciation. The increase in salary expenses was due to an increase in headcount and higher average salaries. The increase in professional fees was mainly attributable to an increase in patent filing fees. The increase in depreciation consisted primarily of the increased depreciation expense relating to our office equipment and software.

•
Bad Debt Expense. In 2008, we recognized bad debt expense of $25.3 million compared to nil in 2007. This bad debt expense related mainly to the uncollected accounts receivable outstanding from SVA-NEC.

•
Sales and Marketing. Sales and marketing expenses increased 25.3% to $11.7 million in 2008 from $9.3 million in 2007, primarily as a result of an increase in salary expenses, including share-based compensation, and expenses of samples. The increase in salary expenses was due to an increase in headcount and higher average salaries. The expenses of samples increased primarily as a result of the increase in samples used for sales promotion.

Non-Operating Income. We had non-operating income of $3.9 million in 2008 compared to $5.7 million in 2007. The primary component of our non-operating income was interest income amounting to $3.3 million and $5.4 million in 2008 and 2007, respectively. The 39.0% decrease in interest income was due primarily to lower interest rates in 2008.

Income Tax Benefit. We recognized an income tax benefit of $8.7 million in 2008 compared to an income tax benefit of $1.9 million in 2007. Our effective income tax rate changed from (1.7)% in 2007 to (13.6)% in 2008. The increase in income tax benefit was mainly attributable to the greater proportion of tax free income earned compared to pre-tax income in 2008 as compared to 2007.

Net Income. As a result of the foregoing, our net income decreased to $76.4 million in 2008 from $112.6 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Our revenues increased 23.3% to $918.2 million in 2007 from $744.5 million in 2006. This increase was due primarily to a 21.9% increase in unit shipments of display drivers for large-sized applications, partially offset by a 3.9% decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, but was partially offset by a 33.6% decrease in the average selling prices of such products. The increase in unit shipments was due primarily to increased demand from our customers, especially CMO and its affiliates, because they expanded their production capacity, as well as an increase in the demand of large panel televisions in 2007. In general, the average selling prices of our display drivers decline from year to year due to a combination of the pricing pressure we face from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, and the introduction of newer, lower-cost display drivers. The relatively small decrease in the average selling prices for display drivers for large-sized applications was due primarily to product migration to higher channel display drivers, which generally have higher average selling prices, and less downward pricing pressure from TFT-LCD makers in 2007.

Costs and Expenses. Costs and expenses increased 19.9% to $814.3 million in 2007 from $679.0 million in 2006. As a percentage of revenues, costs and expenses decreased to 88.7% in 2007 compared to 91.2% in 2006.

•
Cost of Revenues. Cost of revenues increased 19.0% to $716.2 million in 2007 from $601.6 million in 2006. The increase in cost of revenues was due primarily to an increase in unit shipments. The inventory write-downs in 2007 were due primarily to excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products. The inventory write-downs for the years ended December 31, 2006 and 2007 were approximately $5.2 million and $14.8 million, respectively. As a percentage of revenues, cost of revenues decreased to 78.0% in 2007 from 80.8% in 2006. The decrease in cost of revenues as a percentage of revenues was due primarily to (1) a change in product mix, as the percentage of revenues from sale of small and medium-sized display drivers (which typically have higher gross margins) increased, and (2) through cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers.

•
Research and Development. Research and development expenses increased 21.8% to $73.9 million in 2007 from $60.7 million in 2006, due primarily to the increase in share-based compensation expenses, salary expenses, and amortization. The increase in salary expenses was due to a 11.7% increase in headcount and higher average salaries. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase was also a result of the increase in the amortization of intangible assets related to the Wisepal acquisition, and prepaid maintenance costs. The increase was partially offset by a decrease in prototype wafer and processed tape costs.

•
General and Administrative. General and administrative expenses increased 52.7% to $14.9 million in 2007 from $9.8 million in 2006, due primarily to an increase in depreciation, share-based compensation expenses, salary expenses and professional fees. The increase in depreciation was mainly the result of increased building and office equipment depreciation at our Tainan headquarters; our new headquarters was completed in November 2006, and a year’s worth of depreciation was provided in 2007, while in 2006 depreciation was provided for two months only. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in salary expenses was due to a 30.0% increase in headcount and higher average salaries. The increase in general and administration expenses was also partially attributable to the increase in patent filing fees.

•	Bad Debt Expense. In 2007, we recognized bad debt expense of nil compared to $0.2 million in 2006.

•
Sales and Marketing. Sales and marketing expenses increased 37.6% to $9.3 million from $6.8 million in 2006, due primarily to an increase in salary, share-based compensation and amortization expenses. The increase in salary expenses was due to a 33.3% increase in headcount. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in sales and marketing expenses was also attributable to the amortization of acquired intangible assets (customer relationships) related to the Wisepal acquisition.

Non-Operating Income. We had non-operating income of $5.7 million in 2007 compared to $3.9 million in 2006. The primary component of our non-operating income was interest income amounting to $5.4 million and $5.9 million in 2007 and 2006, respectively. The increase in non-operating income in 2007 was primarily a result of a $1.5 million impairment loss we recognized in 2006 for the write-off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006. We did not have any impairment loss in 2007.

Income Tax Benefit. We recognized an income tax benefit of $1.9 million in 2007 compared to an income tax benefit of $5.4 million in 2006. Our effective income tax rate changed from (7.8)% in 2006 to (1.7)% in 2007. The change in income tax benefit was due to the additional accrual of tax expenses as a result of the most recent assessment from the tax authority and an increase in valuation allowance provided for the deferred tax assets, partially offset by an increase in tax-exempted income and an increase in investment tax credits in 2007 as compared to 2006.

Net Income. As a result of the foregoing, our net income increased to $112.6 million in 2007 from $75.2 million in 2006.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Net cash provided by operating activities	$29,696	$77,162	$136,500
Net cash used in investing activities	(8,927)	(25,019)	(21,764)
Net cash provided by (used in) financing activities	81,886	(67,241)	(74,350)
Net increase (decrease) in cash and cash equivalents	102,667	(14,973)	40,420
Cash and cash equivalents at beginning of period	7,086	109,753	94,780
Cash and cash equivalents at end of period	109,753	94,780	135,200

Prior to being a public company, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2008, we had $135.2 million in cash and cash equivalents.

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2008 was $136.5 million compared to net cash provided by operating activities of $77.2 million for the year ended December 31, 2007. This increase was due primarily to the increase in cash collected from customers in 2008 for our revenues and accounts receivable generated in the second half of 2007 and was partially offset by the increase in cash used in 2008 to pay for raw materials, assembly and testing process fees purchased in the second half of 2007. Net cash provided by operating activities for the year ended December 31, 2007 was $77.2 million compared to net cash provided by operating activities of $29.7 million for the year ended December 31, 2006. This increase was due primarily to the increase in cash collected from customers, resulting from higher revenues and comparable overall days sales outstanding in 2007 as in 2006. The increase in operating cash inflows was partially offset by the increase in cash used to purchase raw materials (primarily fabricated wafer and processed tape) and to pay assembly and testing process fees, which resulted from the increase in production. The increase in operating cash inflow was also partially offset by RSUs granted that vested immediately on the grant date in September 2007 and settled in cash, which amounted to $14.4 million, and by the net increase in operating expenditures such as salaries and rent.

Investing Activities. Net cash used in investing activities for the year ended December 31, 2008 was $21.8 million compared to net cash used in investing activities of $25.0 million for the year ended December 31, 2007. This decrease was due primarily to the net cash inflow from disposal of available-for-sale marketable securities in 2008 as compared to the net cash outflow for purchase of available-for-sale marketable securities in 2007, partially offset by the fact that no cash was acquired in any acquisition in 2008 as compared to the acquisition of $6.2 million cash in the acquisition of Wisepal in 2007. Net cash used in investing activities for the year ended December 31, 2007 was $25.0 million compared to net cash used in investing activities of $8.9 million for the year ended December 31, 2006. This change was due primarily to the release of restricted cash equivalents and marketable securities of $13.9 million in 2006, with no corresponding release in 2007 and an increase in for available-for-sale marketable securities.

Financing Activities. Net cash used in financing activities for the year ended December 31, 2008 was $74.4 million compared to net cash used in financing activities of $67.2 million for the year ended December 31, 2007. This change was due primarily to an increase in distribution of cash dividends in 2008 and a decrease in proceeds from the issuance of new shares by subsidiaries, partially offset by a decrease in payments to acquire ordinary shares for retirement. Net cash used in financing activities for the year ended December 31, 2007 was $67.2 million compared to net cash provided by financing activities of $81.9 million for the year ended December 31, 2006, due primarily to the distribution of cash dividends in 2007 and proceeds received in our initial public offering in 2006, partially offset by an increase in proceeds from the issuance of new shares by subsidiaries and an increase in net repayment of short-term debt.

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

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2006, 2007 and 2008, we incurred research and development expenses of $60.7 million, $73.9 million and $87.6 million, respectively, representing 8.1%, 8.0% and 10.5% of our revenues, respectively.

5.D. Trend Information

The flat panel display industry is highly cyclical and subject to price fluctuations and seasonality. Beginning in the second half of 2008, the worldwide financial crisis has adversely impacted the level of consumer spending. As a result, the whole TFT-LCD industry has suffered from over-supply and has experienced significant pricing pressure.

Certain of our customers and we have suffered and may continue to suffer from this industry downturn. For example, since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. The financial distress of SVA-NEC has had and is expected to continue to have a negative impact on our business, results of operations, and financial condition. Our sales to SVA-NEC have decreased significantly since the fourth quarter of 2008. As SVA-NEC is still in financial difficulty, our expected revenue stream from SVA-NEC in 2009 is highly uncertain and sales to SVA-NEC in 2009 are likely to be significantly lower than what they have been in prior years. We believe it is probable that we will not be able to collect any of the accounts receivable outstanding from SVA-NEC and we may not be able to recover the lost revenues and profits from other customers or products. Beginning in March 2009, we have required SVA-NEC to obtain guarantees by banks or third party customers in favor of us for the majority of new purchase orders. As the visibility of demand is likely to be poor in 2009 due to the economic downturn, our customers may hesitate to build inventory on hand and tend to release orders on short notice, which could present more challenges and risks to our operations.

End product designs have continued to trend toward lower cost, lower power consumption and thin and light form factor, which may have an adverse impact on our business. For example, there have been industry reports discussing the development of new panel designs to reduce the number of display drivers required per panel, such as GIP designs and dual gate and triple gate panel designs. Such reduction in the number of display drivers used could adversely impact our revenues.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2008, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,885	$938	$947	-	-
Purchase obligations(1)	32,731	32,731	-	-	-
Other obligations(2)	1,945	1,293	652	-	-
Total	36,561	34,962	1,599	-	-

Notes:	(1)	Includes obligations for wafer fabrication, raw materials and supplies.

(2)	Includes obligations under license agreements and donations for laboratories commitments.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2008, the remaining commitments under such contracts were $3.7 million. These outstanding contracts had a total contract value of $3.9 million.

In June 2007, we entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development. In accordance with the agreement, we were required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in 2007 was $0.5 million. In 2007 and 2008, no royalty was paid.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2009 to 2011. As of December 31, 2007 and 2008, deposits paid amounted to $371,000 and $515,000, respectively, and were recorded as refundable deposits in the accompanying consolidated balance sheets. As of December 31, 2008, future minimum lease payments under non-cancelable operating leases totaled $938,000 in 2009, $625,000 in 2010 and $322,000 in 2011. Rental expenses for operating leases amounted to $1.8 million, $1.9 million and $1.2 million in 2006, 2007 and 2008, respectively.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we were required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. Total contributions to the new defined contribution plan in 2008 were $1.4 million compared to $967,000 and $855,000 in 2007 and 2006, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2008 were $1.8 million compared to $1.3 million and $1.1 million in 2007 and 2006, respectively. This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of consumer price index in Taiwan was 0.6%, 1.8% and 3.5% in 2006, 2007 and 2008, respectively.

Recent Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 or SFAS No. 160. SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations, if any, that occur after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The initial adoption of SFAS No. 160 is expected to only result in the reclassification and presentation of minority interests as noncontrolling interests in our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Management is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on our financial position and results of operations.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. We have disclosed net periodic benefit cost in Note 14 to our consolidated financial statements. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. Management is currently evaluating the impact of the FSP on our disclosures about plan assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, two of whom will be independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of April 30, 2009. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	51	Chairman of the Board
Jordan Wu	48	President, Chief Executive Officer and Director
Jung-Chun Lin	60	Director
Dr. Chun-Yen Chang	71	Director
Yuan-Chuan Horng	57	Director
Chih-Chung Tsai	53	Chief Technology Officer, Senior Vice President
Max Chan	42	Chief Financial Officer
John Chou	50	Vice President, Quality & Reliability Assurance & Support Design Center
Norman Hung	51	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Dr. Wu is also the chairman of the board of directors of Himax Taiwan, Himax Display, Himax Analogic and Himax Imaging. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan and chairman, president and chief executive officer of Himax Display. Dr. Wu is also a director of Himax Media Solutions and Himax Anyang and serves as the vice chairman of the board of directors of CMO, a TFT-LCD panel manufacturer, and a director of Chi Lin Technology Co., Ltd., an electronics manufacturing service provider, Chi Mei El Corp., an OLED company, and Nexgen Mediatech Inc., a TFT-LCD television manufacturer. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd,. a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president, chief executive officer and director. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position that he held since April 2003. Mr. Wu is also the chairman of the board of directors of Wisepal, Himax Imaging Ltd., Himax Media Solutions, and Integrated Microdisplays and a director of Himax Taiwan, Himax Display, Himax Analogic, Himax Technologies (Samoa), Inc., Himax Anyang, Himax Technologies (Shenzhen) Co., Inc., Himax Technologies (Suzhou) Co., Inc.,

and Himax Imaging. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display since July 2004 and a director of Himax Analogic since July 2007. Mr. Lin also serves as senior vice president of finance and administration at CMO, chairman of the board of directors of NingBo Chi Mei Optoelectronics Ltd., or CMO-Ningbo, and chairman of the board of directors of NanHai Chi Mei Optoelectronics Ltd., or CMO-NanHai. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

Dr. Chun-Yen Chang is our director. Prior to our reorganization in October 2005, he served as a supervisor of Himax Taiwan since December 2003. He was president of the National Chiao Tung University, or NCTU, of Taiwan from 1998 to 2006. Prior to that, he served as the director of the Microelectronics and Information Systems Research Center of NCTU from 1996 to 1998 and as the dean of both the College of Electrical Engineering and Computer Science of NCTU and the College of Engineering of NCTU from 1990 to 1994. Dr. Chang has been active in the semiconductor industry for over 40 years. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE, a foreign associate of the National Academy of Engineering of the United States and a fellow of Academia Sinica of Taiwan. Dr. Chang holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree and a Ph.D. degree in electrical engineering from NCTU.

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

Other Executive Officers

Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display, Himax Anyang, Wisepal, Himax Analogic, Himax Imaging Ltd. and Integrated Microdisplays. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, manager and director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

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

John Chou is our vice president in charge of the Quality & Reliability Assurance & Support Design Center and also serves as a president and director of Himax Media Solutions and Himax Media Solutions (Hong Kong) Limited. Prior to joining Himax in 2005, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2008, the aggregate cash compensation that we paid to our executive officers was approximately $0.9 million. The aggregate share-based compensation that we paid to our executive officers was approximately $1.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2008, the aggregate cash compensation that we paid to our independent directors was approximately $30,000. The aggregate share-based compensation that we paid to our independent directors was $43,100.

The following table summarizes the RSUs that we granted in 2008 to our directors and executive officers under our 2005 long-term incentive plan. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	113,117	28,280	84,837
Jordan Wu	142,700	35,675	107,025
Jung-Chun Lin	0	0	0
Dr. Chun-Yen Chang	0	0	0
Yuan-Chuan Horng	0	0	0
Chi-Chung Tsai	142,700	35,675	107,025
Max Chan	46,552	11,638	34,914
John Chou	80,524	20,131	60,393
Norman Hung	75,162	18,792	56,370

6.C. Board Practices

General

Our board of directors consists of five directors, two of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng and Dr. Chun-Yen Chang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. We intend to follow home country practice that permits an audit committee to contain two independent directors in lieu of complying with Rule 5605(c)(2) of the Nasdaq Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. We intend to follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules that requires the nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2006, 2007 and 2008, we had 924, 1,050 and 1,214 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2008:

Function	Number
Research and development(1)	776
Engineering and manufacturing(2)	158
Sales and marketing(3)	185
General and administrative	95
Total	1,214

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

(3)	Includes field application engineers.

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

Number of Authorized Shares. We have authorized a maximum of 18,076,927 shares to be issued under the plan. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “—Restricted Share Units.”

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

We made a grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of September 30, 2006 and September 28, 2007, and with the remainder vesting September 30, 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, and with the remainder vesting June 30, 2008, subject to certain forfeiture events.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 28, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

We made a grant of 6,694,411 RSUs to our employees on September 26, 2007. The vesting schedule for this RSU grant is as follows: 54.55% of the RSU grant vested immediately and was settled by cash in the amount of $14.4 million on the grant date, with the remainder vesting equally on each of September 30, 2008, 2009 and 2010, subject to certain forfeiture events.

We made a grant of 7,108,675 RSUs to our employees on September 29, 2008. The vesting schedule for this RSU grant is as follows: 60.64% of the RSU grant vested immediately and was settled by cash in the amount of $12.7 million on the grant date, with the remainder vesting equally on each of September 30, 2009, 2010 and 2011, which will be settled by our ordinary shares, subject to certain forfeiture events.

Dividend Equivalents. Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the committee, provided that unvested RSUs are currently not entitled to dividend equivalents. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of April 30, 2009, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Dr. Biing-Seng Wu	33,160,205	17.9%
Jordan Wu	12,322,432	6.6%
Jung-Chun Lin	-	-
Dr. Chun-Yen Chang	799,807	*
Yuan-Chuan Horng	458,052	*
Chih-Chung Tsai	3,000,904	1.6%
Max Chan	86,751	*
John Chou	73,832	*
Norman Hung	56,960	*

* Less than 1%

None of our directors or executive officers has voting rights different from other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 30, 2009, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu	33,160,205	17.9%
FMR LLC(1)	25,889,996	13.9%
CMO(2)	24,822,529	13.4%
Jordan Wu	12,322,432	6.6%
All directors and executive officers as a group	49,958,943	26.9%

Note:	(1)
According to the amendment to the Schedule 13G filed with the SEC on February 17, 2009, FMR LLC, together with its affiliates, beneficially owned 25,889,996 of our shares. We do not have further information with respect to any changes in FMR LLC’s beneficial ownership of our shares subsequent to February 17, 2009.

(2)	On January 4, 2008, CMO also took a minority ownership stake of approximately 6.6% in our subsidiary, Himax Media Solutions.

We have a close relationship with CMO, one of our major shareholders and a leading TFT-LCD panel manufacturer based in Taiwan and listed on the Taiwan Stock Exchange. CMO’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were employees of CMO. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation and remains one of our largest external shareholders. CMO has also been our largest customer since our inception. In 2008, sales to CMO (together with its affiliates) accounted for 62.5% of our revenues. Certain of our directors also hold key management positions at CMO or its affiliates. Dr. Biing-Seng Wu, our chairman, is the vice chairman of the board of directors of CMO. Jung-Chun Lin, our director, also holds the positions of senior vice president of finance and administration at CMO, chairman of the board of directors of CMO-NingBo and CMO-NanHai. We also have entered into various transactions with CMO and its affiliates as further described below.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 30, 2009, 185,722,661 of our shares were outstanding. We believe that, of such shares, 92,043,049 shares in the form of ADSs were held by approximately 11,295 holders in the United States as of April 30, 2009.

7.B. Related Party Transactions

CMO and Related Companies

CMO

We sell display drivers to CMO. We generated net sales to CMO in the amount of $143.1 million in 2008, and our receivables from the sales were $29.4 million as of December 31, 2008.

We lease office space and equipment from CMO. Rent and utility expenses paid to CMO amounted to $0.8 million in 2006, $0.5 million in 2007 and $0.6 million in 2008.

In March 2008, our board approved a donation of approximately $150,000 to Chi Mei Culture Foundation, a non-profit organization affiliated with CMO, which is dedicated to the promotion of the arts and culture in Taiwan.

CMO-NingBo

CMO-NingBo is a subsidiary of CMO. We sell display drivers to CMO-NingBo. We generated net sales to CMO-NingBo in the amount of $292.2 million in 2008, and our receivables from these sales were $56.2 million as of December 31, 2008.

CMO-NanHai

CMO-NanHai is a subsidiary of CMO. We sell display drivers to CMO-NanHai. We generated net sales to CMO-NanHai in the amount of $69.9 million in 2008, and our receivables from these sales were $18.0 million as of December 31, 2008.

Chi Hsin Electronics Corp.

Chi Hsin Electronics Corp., or Chi Hsin, is a subsidiary of CMO. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin. We generated net sales to Chi Hsin in the amount of $6.4 million in 2008, and our receivables from these sales were approximately $32,000 as of December 31, 2008.

NingBo Chi Hsin Electronics Ltd.

NingBo Chi Hsin Electronics Ltd., or Chi Hsin-NingBo, is a subsidiary of CMO. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-NingBo. We generated net sales to Chi Hsin-NingBo in the amount of $4.4 million in 2008, and our receivables from these sales were approximately $670,000 as of December 31, 2008.

Dongguan Chi Hsin Electronics Co., Ltd.

Dongguan Chi Hsin Electronics Co., Ltd., or Chi Hsin-Dongguan, is a subsidiary of CMO. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-Dongguan. We generated net sales to Chi Hsin-Dongguan in the amount of $2.4 million in 2008, and our receivables from these sales were approximately $211,000 as of December 31, 2008.

NingBo Chi Mei Electronics Ltd.

NingBo Chi Mei Electronics Ltd., or CME-NingBo, is a subsidiary of CMO. We sell display drivers for large-sized applications to CME-NingBo. We generated net sales to CME-NingBo in the amount of $1.8 million in 2008, and our receivables from these sales were approximately $1,000 as of December 31, 2008.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See “Item 18. Financial Statements” for our audited consolidated financial statements.

8.A.2. See “Item 18. Financial Statements” for our audited consolidated financial statements, which cover the last three financial years.

8.A.3. See page F-2 for the report of our independent registered public accounting firm.

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See Note 23 to our audited consolidated financial statements included in “Item 18. Financial Statements.”

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

On January 22, 2009, we entered into a settlement agreement to settle the class action lawsuit, which must be approved by the court, following notice to members of the settlement class. The court issued an order on April 23, 2009 granting preliminary approval of the settlement agreement and will hold a hearing on July 27, 2009 to determine whether to approve the proposed settlement. If final approval is granted, the settlement will result in a dismissal of all claims against us and the other defendants. In entering into the settlement agreement, the defendants explicitly denied any liability or wrongdoing of any kind. The amount of the settlement is $1.2 million, which was fully covered by our insurance carrier. There can be no assurance that the court will approve the proposed settlement.

8.A.8. Dividends and Dividend Policy

Our board of directors has full discretion to determine whether we will distribute dividends in the future. Such determination and the form, frequency and amount of dividends, if any, will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

In 2006, we did not distribute any dividends. On October 30, 2007, we paid a cash dividend to our shareholders in the amount of approximately $39.7 million, or the equivalent of $0.20 per share based on our total shares outstanding as of October 5, 2007, the record date. On June 27, 2008, we paid a cash dividend in the amount of

$66.8 million, or the equivalent of $0.35 per share based on our total shares outstanding as of June 16, 2008, the record date. The dividends distributed in 2007 and 2008 should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

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

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been quoted on the Nasdaq Global Select Market under the symbol “HIMX” since March 31, 2006. The table below sets forth, for the periods indicated, the high and low market prices and the average daily volume of trading activity on the Nasdaq Global Select Market for the shares represented by ADSs.

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
2006 (from March 31)	$9.45	$4.21	813.4
2007	6.15	3.53	741.1
First quarter	6.15	4.53	703.5
Second quarter	6.07	4.90	509.7
Third quarter	5.73	3.53	780.7
Fourth quarter	4.56	3.70	965.7
2008	6.29	1.00	590.1
First quarter	5.75	3.18	758.4
Second quarter	6.29	4.55	590.7

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
Third quarter	5.45	2.62	620.1
Fourth quarter	3.07	1.00	399.2
October	3.07	1.61	376.4
November	2.13	1.29	394.1
December	1.62	1.00	427.6
2009
First quarter	3.27	1.32	328.4
January	1.93	1.32	273.8
February	1.84	1.50	233.6
March	3.27	1.38	460.0
April	3.00	2.49	457.0
May (through May 11)	2.95	2.57	381.5

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

Unless approved by the Central Bank of ROC, Taiwan companies and residents may not remit to and from Taiwan foreign currencies of over $50 million and $5 million, respectively, each calendar year. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of ROC.

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to $100,000 per remittance if required documentation is provided to ROC authorities. This limit applies only to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies.

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

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of our ordinary shares or ADSs to the U.S. Holders described herein, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

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

Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Select Market, where our ADSs are traded. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including a pledge) of ordinary shares or ADSs by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to each such taxable year. Similar rules would apply to any distribution in respect of ordinary shares or ADSs to the extent in excess of 125% of the average of the annual distributions on ordinary shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2008, more than 98.0% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2008, approximately 36.9% of our operating expenses was denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2008, no foreign currency exchange contracts are outstanding.

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2008.

KPMG, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which is included below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated May 6, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
May 6, 2009

Changes in Internal Control Over Financial Reporting

In 2008, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuan-Chuan Horng is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the Nasdaq Rules and Rule 10A-3 of the Exchange Act.

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

Himax Technologies, Inc.
Human Resources Department
No. 26, Zih Lian Road, Tree Valley Park
Sinshih Township, Tainan County 74148
Taiwan, Republic of China

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG, our independent registered public accounting firm, began serving as our auditor upon the formation of our company in 2001.

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services.

We paid the following fees for professional services to KPMG for the years ended December 31, 2007 and 2008.

	Year ended December 31,
Services	2007	2008

Audit Fees(1)	$795,000	$720,000
All Other Fees(2)	6,000	12,000
Total	$801,000	$732,000

Note:	(1)
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

(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 1, 2007, our board of directors authorized a share buyback program allowing us to repurchase up to $40.0 million of our ADSs in the open market or through privately negotiated transactions. We completed this share buyback program in the first quarter of 2008 and repurchased a total of approximately $33.1 million of our ADSs (equivalent to approximately 7.7 million ADSs) from the open market.

On November 14, 2008, our board of directors authorized another share buyback program allowing us to repurchase up to $50.0 million of our ADSs in the open market or through privately negotiated transactions. As of May 6, 2009, we had repurchased a total of approximately $13.0 million of our ADSs (equivalent to approximately 6.9 million ADSs) from the open market.

The following table sets forth information regarding transactions completed under the two share buyback programs for each of the specified periods.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
2007 Share Buyback Program:
November 8, 2007 to November 30, 2007	3,973,514	$4.38	3,973,514	$22,612,902
December 1, 2007 to December 31, 2007	2,595,594	$4.23	6,569,108	$11,633,090
January 1, 2008 to January 31, 2008	849,914	$4.24	7,419,022	$8,025,902
March 1, 2008 to March 18, 2008	224,128	$4.67	7,643,150	$6,980,313
July 1, 2008 to July 17, 2008	21,300	$4.21	7,664,450	$6,890,632

2008 Share Buyback Program:
November 17, 2008 to November 30, 2008	561,411	$1.53	561,411	$49,138,240
December 1, 2008 to December 31, 2008	1,807,680	$1.36	2,369,091	$46,671,098
January 1, 2009 to January 31, 2009	1,243,903	$1.59	3,612,994	$44,692,059
February 1, 2009 to February 28, 2009	928,621	$1.71	4,541,615	$43,107,021
March 1, 2009 to March 31, 2009	643,884	$2.13	5,185,499	$41,733,167
April 1, 2009 to April 30, 2009	1,580,525	$2.74	6,766,024	$37,398,066
May 1, 2009 to May 6, 2009	149,500	$2.82	6,915,524	$36,976,673

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules are summarized as follows:

•
We follow home country practice that permits our board of directors to have less than a majority of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors.

•
We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

•
We follow home country practice that permits an audit committee to contain two independent directors in lieu of complying with Rule 5605(c)(2) of the Nasdaq Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors.

•
We follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors.

•
We follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules that requires the nominations committees of U.S. companies be comprised solely of independent directors.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2008 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated May 6, 2009.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2007 and 2008.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(d) Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(e) Consolidated Statements of Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

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

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Max Chan, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

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

Date: May 15, 2009

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006, 2007 and 2008
(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financials statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U. S. generally accepted accounting principles.

As described in the Notes 2 and 14 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions and the measurement date provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006 and 2008, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 6, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
May 6, 2009

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2008
(in thousands of US dollars)

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	$94,780	135,200
Marketable securities available-for-sale	15,208	13,870
Restricted marketable securities	97	-
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $190 and $25,364 at December 31, 2007 and 2008, respectively	88,682	51,029
Accounts receivable from related parties, less allowance for sales returns and discounts of $303 and $95 at December 31, 2007 and 2008, respectively	194,902	104,477
Inventories	116,550	96,921
Deferred income taxes	12,684	21,446
Prepaid expenses and other current assets	15,369	11,707
Total current assets	538,272	434,650

Property, plant and equipment, net	46,180	55,111
Deferred income taxes	20,714	23,029
Goodwill	26,878	26,846
Intangible assets, net	12,721	10,965
Investments in non-marketable securities	7,138	11,619
Restricted marketable securities	-	2,160
Refundable deposits and prepaid pension costs	859	1,168
	114,490	130,898
Total assets	$652,762	565,548

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2007 and 2008
 (in thousands of US dollars, except share and per share data)

	December 31,
	2007	2008
Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Accounts payable	$147,221	53,720
Income tax payable	18,596	15,455
Other accrued expenses and other current liabilities	19,231	22,455
Total current liabilities	185,048	91,630
Accrued pension liabilities	218	214
Deferred income taxes	4,547	3,224
Income tax payable	551	474
Total liabilities	190,364	95,542
Minority interest	11,089	6,835
Stockholders’ equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; 191,979,691 and 190,119,594 shares issued and outstanding at December 31, 2007 and 2008, respectively	19	19
Additional paid-in capital	235,894	238,499
Accumulated other comprehensive loss	(7)	(314)
Unappropriated retained earnings	215,403	224,967
Total stockholders’ equity	451,309	463,171
Commitments and contingencies
Total liabilities, minority interest and stockholders’ equity	$652,762	565,548

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2006, 2007 and 2008
 (in thousands of US dollars, except per share data)

	Year Ended December 31,
	2006	2007	2008

Revenues
Revenues from third parties, net	$329,886	371,267	312,336
Revenues from related parties, net	414,632	546,944	520,463
	744,518	918,211	832,799

Costs and expenses:
Cost of revenues	601,565	716,163	628,693
Research and development	60,655	73,906	87,574
General and administrative	9,762	14,903	19,353
Bad debt expense	187	-	25,305
Sales and marketing	6,783	9,334	11,692
Total costs and expenses	678,952	814,306	772,617

Operating income	65,566	103,905	60,182

Non operating income (loss):
Interest income	5,860	5,433	3,315
Gain on sale of marketable securities, net	60	112	913
Other than temporary impairment loss on investments in non-marketable securities	(1,500)	-	-
Foreign currency exchange losses, net	(341)	(319)	(844)
Interest expense	(311)	-	-
Other income, net	173	464	469
	3,941	5,690	3,853
Earnings before income taxes and minority interest	69,507	109,595	64,035
Income tax benefit	(5,446)	(1,860)	(8,689)
Income before minority interest	74,953	111,455	72,724
Minority interest	237	1,141	3,657
Net income	$75,190	112,596	76,381

Basic earnings per ordinary share	$0.39	0.57	0.40
Diluted earnings per ordinary share	$0.39	0.57	0.40

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2006, 2007 and 2008
 (in thousands of US dollars)

	Year Ended December 31,
	2006	2007	2008

Net income	$75,190	112,596	76,381
Other comprehensive income:
Unrealized gains on securities, not subject to income tax:
Unrealized holding gains on available-for-sale marketable securities arising during the period	56	198	949
Reclassification adjustment for realized gains included in net income	(60)	(112)	(913)
Foreign currency translation adjustments, net of tax of $6, $0 and $0 in 2006, 2007 and 2008, respectively	24	202	(294)
Net unrecognized actuarial loss, net of tax of $22 and $(20) in 2007 and 2008, respectively	-	(20)	(49)
Comprehensive income	$75,210	112,864	76,074

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2006, 2007 and 2008
 (in thousands of US dollars and shares)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Unappropriated retained earnings	Total

Balance at January 1, 2006	182,089	$18	98,450	-	36	67,327	165,831
Issuance of ordinary shares upon initial public offering, net of issuance costs of $8,207	17,290	2	147,406	-	-	-	147,408
Shares acquisition	(7,886)	-	-	(39,460)	-	-	(39,460)
Shares retirement	-	(1)	(39,459)	39,460	-	-	-
Restricted stock granted	2,107	-	-	-	-	-	-
Share-based compensation expenses	-	-	15,091	-	-	-	15,091
Dilution gain from issuance of new subsidiary shares	-	-	178	-	-	-	178
Adjustment upon adoption of SFAS No. 158, net of tax of $98	-	-	-	-	(331)	-	(331)
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	(4)	-	(4)
Foreign currency translation adjustments	-	-	-	-	24	-	24
Net income	-	-	-	-	-	75,190	75,190
Balance at December 31, 2006	193,600	19	221,666	-	(275)	142,517	363,927
Issuance of ordinary shares in connection with the acquisition of Wisepal Technologies, Inc.	6,217	-	45,032	-	-	-	45,032
Ordinary shares to be issued in connection with the acquisition of Wisepal Technologies, Inc.	-	-	1,687	-	-	-	1,687
Shares acquisition	(8,730)	-	-	(39,207)	-	-	(39,207)
Shares retirement	-	-	(39,207)	39,207	-	-	-
Restricted stock granted	893	-	-	-	-	-	-
Share-based compensation expenses	-	-	5,883	-	-	-	5,883
Dilution gain from issuance of new subsidiary shares	-	-	833	-	-	-	833
Net unrecognized actuarial loss, net of tax of $22	-	-	-	-	(20)	-	(20)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Continued)

Years ended December 31, 2006, 2007 and 2008
 (in thousands of US dollars and shares)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Unappropriated retained earnings	Total

Unrealized holding gain on available-for-sale marketable securities	-	$-	-	-	86	-	86
Foreign currency translation adjustments	-	-	-	-	202	-	202
Declaration of cash dividends, $0.2 per share	-	-	-	-	-	(39,710)	(39,710)
Net income	-	-	-	-	-	112,596	112,596
Balance at December 31, 2007	191,980	19	235,894	-	(7)	215,403	451,309
Shares acquisition	(3,464)	-	-	(8,372)	-	-	(8,372)
Shares retirement	-	-	(8,372)	8,372	-	-	-
Restricted stock granted	1,604	-	-	-	-	-	-
Share-based compensation expenses	-	-	8,937	-	-	-	8,937
Dilution gain from issuance of new subsidiary shares	-	-	2,040	-	-	-	2,040
Net unrecognized actuarial loss, net of tax of $(20)	-	-	-	-	(49)	-	(49)
Unrealized holding gain on available-for-sale marketable securities	-	-	-	-	36	-	36
Foreign currency translation adjustments	-	-	-	-	(294)	-	(294)
Declaration of cash dividends, $0.35 per share	-	-	-	-	-	(66,817)	(66,817)
Net income	-	-	-	-	-	76,381	76,381
Balance at December 31, 2008	190,120	$19	238,499	-	(314)	224,967	463,171

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2007 and 2008
(in thousands of US dollars)

	Year Ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$75,190	112,596	76,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,221	10,260	12,318
Bad debt expense	187	-	25,305
Write-off of in-process research and development	-	1,600	-
Share-based compensation expenses	15,150	5,895	9,086
Minority interest	(237)	(1,141)	(3,657)
Loss on disposal of property and equipment	36	223	89
Gain on disposal of subsidiary shares and investment in non-marketable securities, net	(137)	(418)	(341)
Gain on disposal of marketable securities, net	(60)	(112)	(913)
Impairment loss on investments in non-marketable securities	1,500	-	-
Deferred income tax benefit	(8,938)	(14,618)	(12,348)
Inventories write downs	5,165	14,824	18,028
Changes in operating assets and liabilities:
Accounts receivable	(32,424)	25,971	12,342
Accounts receivable from related parties	(47,263)	(78,044)	89,850
Inventories	(1,502)	(29,602)	1,371
Prepaid expenses and other current assets	749	(4,477)	8,012
Accounts payable	14,606	26,232	(93,301)
Income tax payable	(1,959)	7,481	(3,206)
Other accrued expenses and other current liabilities	4,412	492	(2,516)
Net cash provided by operating activities	29,696	77,162	136,500
Cash flows from investing activities:
Purchase of land, property and equipment	(17,829)	(18,998)	(17,490)
Proceeds from disposal of property and equipment	-	9	32
Purchase of available-for-sale marketable securities	(31,911)	(52,476)	(68,892)
Disposal of available-for-sale marketable securities	27,128	46,303	71,172
Cash acquired in acquisition, net of cash paid	17	6,161	-
Proceeds from disposal of subsidiary shares and investment in non-marketable securities by Himax Technologies Limited	1,142	562	719
Purchase of investment in non-marketable securities	(817)	(6,321)	(4,481)
Purchase of subsidiary shares from minority interest	(773)	(295)	(673)
Refund from (increase in) refundable deposits	171	25	(86)
Release (pledge) of restricted marketable securities	13,945	11	(2,065)
Net cash used in investing activities	(8,927)	(25,019)	(21,764)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2006, 2007 and 2008
 (in thousands of US dollars)

	Year Ended December 31,
	2006	2007	2008

Cash flows from financing activities:
Distribution of cash dividends	$-	(39,710)	(66,817)
Proceeds from initial public offering, net of issuance costs	147,408	-	-
Proceeds from issuance of new shares by subsidiaries	676	11,814	1,123
Payments to acquire ordinary shares for retirement	(38,835)	(39,345)	(8,656)
Proceeds from borrowing of short-term debt	11,303	-	-
Repayment of short-term debt	(38,577)	-	-
Repayment of long-term debt	(89)	-	-
Net cash provided by (used in) financing activities	81,886	(67,241)	(74,350)
Effect of foreign currency exchange rate changes on cash and cash equivalents	12	125	34
Net increase (decrease) in cash and cash equivalents	102,667	(14,973)	40,420
Cash and cash equivalents at beginning of year	7,086	109,753	94,780
Cash and cash equivalents at end of year	$109,753	94,780	135,200
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$311	-	-
Income taxes	$5,695	4,779	7,175
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited	$538	-	-

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006, 2007 and 2008

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001.  On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law.  Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio. The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange.  As of December 31, 2007, the Company had satisfied the undertakings set by the ROC Investment Commission.  Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

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

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays.  The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handsets, and consumer electronics products such as netbook computers (with a display size of typically less than 10 inches), digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays.  The Company also offers display drivers for panels using OLED technology and LTPS technology.  In addition, the Company is expanding its product offerings to include non-driver products such as timing controllers, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs and CMOS image sensors.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The Company’s customers are TFT-LCD panel manufacturers, mobile device module manufacturers and television makers.

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

The accompanying consolidated financial statements include the accounts and operations of the Himax Technologies, Inc. and all of its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the valuation of deferred income tax assets, property, plant and equipment, inventory, share-based compensation and potential impairment of intangible assets, goodwill, marketable securities and other equity investments; and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies.  The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.  As of December 31, 2007 and 2008, the Company had $62,337 thousand and $115,120 thousand of cash equivalents, respectively, consisting of New Taiwan dollar (NT$) and US dollar denominated time deposits with an original maturity of less than three months.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(d)	Marketable Securities

As of December 31, 2007 and 2008, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value.  Unrealized holding gains and losses, net of related taxes, are excluded from earnings and reported as a separate component of stockholders’ equity in accumulated other comprehensive income (loss) until realized.  Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

As of December 31, 2007 and 2008, the Company had $97 thousand and $2,160 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and NT$ and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for purchase of raw materials or custom duties.

(e)	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of collectiblility of accounts receivable on a monthly basis.  In establishing the required allowance, the Company considers the historical collection experience, current receivable aging and the current trend in the credit quality of its customers.

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
December 31, 2006, 2007 and 2008

(g)	Investments in Non-Marketable Securities

Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.  Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value.  The resulting impairment loss is charged to earnings at that time.  To determine whether impairment is other-than-temporary, management primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

(h)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s new headquarters which was completed in November 2006, and machinery and equipment used in the design and development of products, and is stated at cost.  Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets which range as follows: building 25 years, building improvements 6 to 16 years, machinery and equipment 3 to 6 years.  Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset.  Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 5 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(i)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in connection with the Company’s acquisition of Wispal Technologies, Inc. in 2007.  Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS No. 142).  Impairment testing for goodwill is done at a reporting unit level, which for the Company is the enterprise as a whole.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  Management considers the enterprise as a whole to be the reporting unit for purpose of evaluating goodwill impairment and consequently, the Company’s market capitalization based on the quoted market price of the Company’s ordinary shares is a primary part of the fair value measurement, and is adjusted by management’s estimate of an appropriate control premium.  In addition, other valuation techniques such the discounted present value of future cash flows, maybe be considered by management as necessary to validate in management’s estimation of the fair value of the Company using the adjusted market capitalization approach.

The Company performs its annual impairment review of goodwill at October 31, and when a triggering event occurs between annual impairment tests.  During 2007 and 2008, management performed its impairment testing of goodwill and concluded that there was no impairment in either year.

(j)	Intangible Assets

Acquired intangible assets include patents, developed technology and customer relationship assets at December 31, 2007 and 2008.  Intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 5 years, technology 5 to 7 years and customer relationship 7 years.

(k)	Derivative Financial Instruments

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(expense) in the accompanying consolidated statements of income.

(l)	Impairment of Long-Lived Assets

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

(m)	Revenue Recognition

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(n)	Product Warranty

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

(o)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred.  Advertising expenses for the years ended December 31, 2006, 2007 and 2008, were $27 thousand, $8 thousand and $20 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

(p)	Employee Retirement Plan

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
December 31, 2006, 2007 and 2008

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

The recognition provisions of SFAS No. 158 had no effect on the consolidated statements of income for the periods presented.  The measurement provisions of SFAS No. 158 requires plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end statement of financial position which are consistent with the Company’s prior policies and the adoption of the measurement provisions of SFAS No. 158 did not impact the consolidated financial statements.  The adoption of SFAS No. 158 did not impact the Company’s cash position.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(q)	Income Taxes

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

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. Upon the adoption of FIN 48 on January 1, 2007, management conducted a comprehensive evaluation of its uncertain tax positions and concluded that it was not necessary for the Company to recognize any adjustments as a result of the initial adoption of FIN 48.  The Company records interest and penalties related to unrecognized tax benefits as income tax expense in the consolidated statement of income.

(r)	Foreign Currency Translation

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(s)	Earnings Per Share

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year December 31,
	2006	2007	2008

Net income (in thousands)	$75,190	112,596	76,381
Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	192,475	196,862	191,615
Basic earnings per share	$0.39	0.57	0.40

Contingently returnable nonvested shares and unvested treasury stock issued to employees, contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors and contingently issuable ordinary shares related to acquisition are included in the calculation of diluted earnings per share based on treasury stock method.  In 2006, the unvested 590,401 RSUs which will vest during 2007 and 2008 were excluded from the diluted earnings per share computation as their effect would be anti-dilutive. In 2007, the unvested 1,272,600 RSUs which will vest during 2008 and 2009 were excluded as their effect would be anti-dilutive. In 2008, the unvested 3,122,590 RSUs which will vest during 2009, 2010 and 2011 were excluded as their effect would be anti-dilutive.

	Year December 31,
	2006	2007	2008

Net income (in thousands)	$75,190	112,596	76,381
Denominator for diluted earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	192,475	196,862	191,615
Nonvested ordinary shares, unvested RSUs and contingent shares (in thousands)	2,615	660	262
	195,090	197,522	191,877
Diluted earnings per share	$0.39	0.57	0.40

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(t)	Share-Based Compensation

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

(u)	Sale of Newly Issued Subsidiary Shares

A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership (“dilution gain”) is recognized as additional paid in capital in the Company’s consolidated statements of stockholders’ equity.  For the year ended December 31, 2006, the Company recognized a dilution gain of $178 thousand, resulting from the issuance to third parties of new shares (representing a 2.34 % interest) by Himax Display Inc. (“Himax Display”, a consolidated subsidiary) for cash proceeds of $676 thousand.  For the year ended December 31, 2007, the Company recognized a dilution gain of $319 thousand and $514 thousand, resulting from the issuance to third parties of new shares (representing a 1.45 % and 6.38 % interest, respectively) by Himax Display and Himax Analogic for cash proceeds of $1,217 thousand and $2,290 thousand, respectively.  For the year ended December 31, 2008, the Company recognized a dilution gain of $2,040 thousand, resulting from the issuance to CMO, a related party and third parties of new shares (representing a 19.88 % interest) by Himax Media Solutions for cash proceeds of $8,402 thousand.

(v)	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, or SFAS No.157, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  SFAS No.157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No.157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 19).  FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS No.157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Additionally, the provisions of SFAS No.157 were not applied to fair value measurements of the Company’s reporting units (Step 1 of goodwill impairment tests performed under SFAS No. 142) and nonfinancial assets and nonfinancial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under SFAS No. 142).  See Note 8(b) for additional information.

On January 1, 2009, the Company will be required to apply the provisions of SFAS No.157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately.  FSP FAS 157-3 clarifies the application of SFAS No.157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances.  Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(w)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 or SFAS No. 160.  SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders.  Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited.  SFAS No. 141R will be applied to by the Company to business combinations, if any, that occur after the effective date.  SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.  The initial adoption of SFAS No. 160 is expected to only result in the reclassification and presentation of minority interest as noncontrolling interest in the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.”  FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142.  FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008.  Management is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.”  FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  The Company has disclosed net periodic benefit cost in Note 14.  The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009.  Management is currently evaluating the impact of the FSP on its disclosures about plan assets.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 3.	Acquisition

On February 1, 2007, the Company acquired 100 percent of the outstanding ordinary shares of Wisepal Technologies, Inc. (“Wisepal”).  The results of Wisepal’s operations had been included in the Company’s consolidated financial statements since that date.  Wisepal is a display driver IC company primarily focuses on small-and medium-sized applications.  As a result of the acquisition, the Company is expected to diversify its product portfolio with more exposure towards small-and medium-sized products.  It also expects to further strengthen the Company’s competitiveness in the display driver market with the addition of technology resources.

The aggregate purchase price was $46,971 thousand, consisting of 6,090,114 shares of the Company’s ordinary shares amounting to $43,021 thousand; 418,440 units of the Company’s RSUs amounting to $2,011 thousand in exchange for Wisepal’s unvested stock option of which 127,283 units vested immediately on the acquisition date; other direct acquisition cost of $252 thousand and a contingent consideration of 395,248 shares of the Company’s ordinary shares amounting to $1,687 thousand to be issued to the former parent company of Wisepal at US$0.001 per share based on the purchase agreement.  The value of the Company’s ordinary shares and the vested portion of the RSUs issued were determined based on the average market price of the Company’s ordinary shares over the 2-day period before and after the terms of the acquisition were agreed to and announced.  The value of the additional contingent ordinary shares to be issued was determined based on the market price of the Company’s ordinary shares as of December 31, 2007.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		At February 1, 2007
		(in thousands)

	Cash	$6,413
	Current assets, other than cash	3,037
	Property and equipment	622
Intangible assets	- in-process R&D	1,600
	- others	14,300
	Goodwill	26,878
	Total assets acquired	52,850
	Current liabilities	(1,332)
	Deferred income taxes	(4,547)
	Total liabilities assumed	(5,879)
	Net assets acquired	$46,971

Acquired tangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser.  Of the $15,900 thousand of the acquired intangible assets, $1,600 thousand was assigned to in-process R&D assets that had not yet reached technological feasibility and had no alternative future use and were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.  Those write-offs are included in research and development expenses in the accompanying consolidated statements of income.  The remaining acquired intangible assets, all of which will be amortized, have a weighted-average useful life of approximately 7 years.  The intangible assets that make up that amount include core and developed technology of $6,200 thousand (7-year weighted-average useful life) and customer relationships of $8,100 thousand (7-year weighted-average useful life).  Himax paid a premium for this acquisition because of expected synergistic benefits, including the assembled workforce, and to broaden the supplier base to secure foundry capacity and optimize its foundry mix and further diversified its technology and product mix.  Goodwill is not deductible for tax purpose.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The following unaudited pro forma results of operations for the years end December 31, 2006 and 2007 are presented as though the acquisition occurred at the beginning of the respective periods (dollars in thousand except per share amounts):

	For the year end December 31, (unaudited)
	2006	2007
	(in thousands)

Net revenues	$770,595	919,105
Net income	$75,628	112,406
Diluted earnings per share	$0.38	0.57

Note 4.	Marketable Securities

Following is a summary of marketable securities as of December 31, 2007 and 2008:

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$154	-	-	154
Open-ended bond fund	14,929	125	-	15,054
Total	$15,083	125	-	15,208

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$151	2	-	153
Open-ended bond fund	13,564	153	-	13,717
Total	$13,715	155	-	13,870

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2007 and 2008 is due in one year or less.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Information on sales of available for sale marketable securities for the years ended December 31, 2006, 2007 and 2008 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross Realized (losses)
	(in thousands)

Year ended December 31, 2006	$27,128	60	-
Year ended December 31, 2007	$46,303	112	-
Year ended December 31, 2008	$71,172	1,060	(147)

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2006, 2007 and 2008 follows:

                Allowance for doubtful accounts
Period	Balance at beginning of year	Addition	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2006	$-	187	-	187
For the year ended December 31, 2007	$187	-	(187)	-
For the year ended December 31, 2008	$-	25,305	(8)	25,297

                Allowance for sales returns and discounts
Period	Balance at beginning of year	Addition	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2006	$181	2,656	(2,156)	681
For the year ended December 31, 2007	$681	1,705	(1,893)	493
For the year ended December 31, 2008	$493	1,657	(1,988)	162

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 6.	Inventories

As of December 31, 2007 and 2008, inventories consisted of the following:

	December 31,
	2007	2008
	(in thousands)

Finished goods	$62,195	44,965
Work in process	47,439	46,210
Raw materials	6,905	5,730
Supplies	11	16
	$116,550	96,921

Inventory write-downs (in thousand of US dollars) were $5,165, $14,824 and $18,028 for the years ended December 31, 2006, 2007 and 2008, respectively, and are included in cost of revenues.

Note 7.	Prepaid Expenses and Other Current Assets

	December 31,
	2007	2008
	(in thousands)

Prepaid software maintenance fee	$1,501	4,282
Refundable sales and income tax	10,461	2,466
Prepaid and overpaid sales tax	1,237	1,398
Receivable for insurance recoverable	-	1,236
Subsidy receivables	757	696
Prepaid rental and others	1,413	1,629
	$15,369	11,707

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 8.	Goodwill and Intangible Assets

(a)	Intangible Assets

	December 31, 2007
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	926
Customer relationship	8,100	7 years	1,061
Patents	358	5 years	89
Total	$14,797		2,076

	December 31, 2008
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	1,837
Customer relationship	8,100	7 years	2,218
Patents	742	5 years	161
Total	$15,181		4,216

Amortization expense for the years ended December 31, 2006, 2007 and 2008, was $45 thousand, $1,972 thousand and $2,140 thousand, respectively.  Estimated amortization expense for the next five years is $2,191 thousand in 2009 and 2010, $2,173 thousand in 2011, and $2,120 thousand in 2012 and 2013.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(b)	Goodwill

Goodwill is tested for impairment annually or more frequently when events or circumstances indicate that the carrying value of a reporting unit more likely than not exceeds its fair value.  The Company has a single reporting unit for goodwill impairment testing purposes, which is the enterprise as a whole.  During the fourth quarter of 2008, the worldwide financial crisis has adversely contributed to the decline in the Company’s quoted share price.  At December 31, 2008, the market capitalization of the Company was lower than its equity book value.  Consequently, management performed an evaluation at the 2008 year-end to assess potential impairment of the Company’s goodwill based on the Company’s adjusted market capitalization at December 31, 2008.  Specifically, management adjusted the Company’s market capitalization by an appropriate control premium to derive at the estimated fair value of the Company.  Management believes that the control premium represents the additional amount per share market participants would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, management referenced MergerStat database and Standard Industrial Classification (SIC) to identify comparable merger and acquisition transactions in 2008 in the Company’s industry. Management further believes that the control premium has increased under the current market conditions due to the significant volatility of the Company’s share price that may have distorted the market capitalization as a measure of fair value at 2008 year-end.  Furthermore, management validated the results of adjusted market capitalization valuation approach with the results of an income approach of measuring the fair value of the Company.  Based on management’s assessment, the Company’s fair value exceeded the net book value of the Company at December 31, 2008. Therefore, management concluded that goodwill was not impaired and that step two of the goodwill impairment evaluation under SFAS No. 142 was not necessary.

Note 9.	Property, Plant and Equipment

	December 31,
	2007	2008
	(in thousands)
Land	$10,154	10,154
Building and improvements	16,413	16,828
Machinery	6,366	7,569
Research and development equipment	12,144	14,640
Software	7,496	9,526
Office furniture and equipment	4,575	5,972
Others	3,970	5,098
	61,118	69,787
Accumulated depreciation and amortization	(15,860)	(23,827)
Prepayment for purchases of equipment	922	9,151
	$46,180	55,111

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Depreciation and amortization of these assets for 2006, 2007 and 2008, was $5,176 thousand, $8,288 thousand and $10,178 thousand, respectively.

Note 10.	Investments in Non-marketable Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2007 and 2008:

	December 31,
	2007	2008
	(in thousands)

Chi Lin Technology Co. Ltd.	$1,057	1,057
Jetronics International Corp.	1,600	1,600
C Company	4,481	8,962
	$7,138	11,619

In 2006, the Company considered its investment in equity of LightMaster Systems, Inc. to be other than temporarily impaired due to the bankruptcy case concerning LightMaster Systems, Inc. filed in July 2006.  The carrying amount of $1,500 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of income.

As of December 31, 2008, it was not practicable for the Company to estimate the fair value of its investment in equity of Chi Lin Technology Co. Ltd. (on January 1, 2007, TopSun Optronics, Inc. merged with Chi Lin Technology Co. Ltd., Chi Lin Technology Co. Ltd. was the surviving company), Jetronics International Corp., and C Company.  However, despite the current global economic conditions, management identified no events or changes in circumstance that may significantly affect the Company’s ability to recoverability of the carrying values of these investments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2007	2008
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$6,020	6,689
Payable for purchases of equipment	1,257	3,225
Accrued software maintenance	882	2,851
Accrued payroll and related expenses	4,099	2,649
Accrued litigation settlement and related costs	-	1,236
Accrued professional service fee	1,179	1,037
Accrued warranty costs	335	249
Accrued insurance, welfare expenses, etc.	5,459	4,519
	$19,231	22,455

The movement in accrued warranty costs for the years ended December 31, 2006, 2007 and 2008 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)
Year ended December 31, 2006	$545	2,101	(2,016)	630
Year ended December 31, 2007	$630	799	(1,094)	335
Year ended December 31, 2008	$335	1,526	(1,612)	249

Note 12.	Short-term Debt

All short term debts had been fully paid off during 2006.

As of December 31, 2008, unused credit lines amounted to $50,660 thousand, which will expire between January 2009 and February 2010.  Among which, $21,341 thousand expired in January 2009.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 13.	Government Grant

The Company entered into several contracts with Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) during 2005 and 2007 for the development of certain new leading products or technologies.  Details of these contracts are summarized below:

Authority		Total Grant	Execution Period	Product Description
(in thousands)
DOIT of MOEA	NT$	7,000 (US$214)	September 2005 to December 2006	Mobile phone TFT single chip SOC
DOIT of MOEA		22,670 (US$703)	August 2007 to July 2009	Display Port IC

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of income in 2006, 2007 and 2008 were $466 thousand, $108 thousand and $595 thousand, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

As discussed in Note 2(p), the Company adopted the recognition and disclosure provisions of SFAS No. 158 effective December 31, 2006 and the measurement date provisions in 2008.  SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its balance sheet.  Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company’s active employees.

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2006, 2007 and 2008, based on the contribution called for was $883 thousand, $1,066 thousand and $1,362 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan.  The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations.  Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable.  The Company is required to make contribution for the Defined Benefit Plan until it is fully funded.  Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $422 thousand to its pension fund maintained with the Bank of Taiwan and $1,315 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2009.

The Company uses a measurement date of December 31, for the Defined Benefit Plan.  The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2007	2008
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$885	1,090
Acquisition from Wisepal	56	-
Service cost	3	-
Interest cost	26	34
Actuarial loss	120	119
Benefit obligation at end of year	1,090	1,243
Change in plan assets:
Fair value at beginning of year	712	1,129
Acquisition from Wisepal	46	-
Actual return on plan assets	22	45
Employer contribution	349	407
Fair value at end of year	1,129	1,581
Funded status	$39	338
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$257	552
Accrued pension liabilities	(218)	(214)
Net amount recognized	$39	338

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $331 thousand, $351 thousand and $400 thousand at December 31, 2006, 2007 and 2008, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $407 thousand and $416 thousand at December 31, 2007 and 2008, respectively.  As of December 31, 2007 and 2008, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2006, 2007 and 2008, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Service cost	$9	3	-
Interest cost	22	26	34
Expected return on plan assets	(18)	(20)	(35)
Net amortization	6	96	34
Net periodic pension cost	$19	105	33

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 is $25 thousand.

At December 31, 2007 and 2008, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2007		2008
	Himax Display & Himax Analogic	Himax Taiwan, Wisepal & Himax Media Solutions	Himax Taiwan, Himax Media Solutions, Himax Display & Himax Analogic	Wisepal

Discount rate	3.00%	3.00%	2.50%	2.50%
Rate of increase in compensation levels	4.00%	5.00%	4.00%	5.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

For the years ended December 31, 2006, 2007 and 2008, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2006	2007		2008
	Himax Taiwan, Himax Display & Himax Analogic	Himax Display & Himax Analogic	HimaxTaiwan, Wisepal & Himax Media Solutions	Himax Taiwan, Himax Media Solutions, Himax Display & Himax Analogic	Wisepal

Discount rate	2.75%	3.00%	3.00%	2.50%	2.50%
Rate of increase in compensation levels	4.00%	4.00%	5.00%	4.00%	5.00%
Expected long-term rate of return on pension assets	2.75%	3.00%	3.00%	2.50%	2.50%

The Company determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount
(in thousands)

2009	$-
2010	-
2011	-
2012	-
2013	-
2014 ~ 2018	123

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 15.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Cost of revenues	$275	422	435
Research and development	11,806	15,393	15,861
General and administrative	1,444	2,182	2,813
Sales and marketing	1,625	2,324	2,691
	$15,150	20,321	21,800

(a)	Long-term Incentive Plan

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

On September 29, 2008, the Company’s compensation committee made grants of 7,108,675 RSUs to its employees.  The vesting schedule for the RSUs is as follows: 60.64% of the RSUs grant vested immediately on the grant date which were settled by cash amounting to $12,714 thousand, a subsequent 13.12% will vest on each of September 30, 2009, 2010 and 2011 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share, $5.71 per share, $3.95 per share and $2.95 per share on December 30, 2005, September 29, 2006, September 26, 2007 and September 29, 2008, respectively.

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

In December 2007, due to the carve-out of television semiconductor solutions business to incorporate Himax Media Solutions, Inc. (“Himax Media Solution”, a consolidated subsidiary), 145 employees were transferred from Himax Taiwan to Himax Media solutions.  361,046 units of these employees’ unvested RSUs were cancelled in exchange for 3,416,714 nonvested shares of Himax Media Solutions’ ordinary share.  See Note 15 (b) (iv) for further details of the modification of award.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2006	988,169	$8.62
Granted	3,798,808	5.71
Vested	(2,106,669)	6.14
Forfeited	(172,165)	7.19
Balance at December 31, 2006	2,508,143	6.39
Granted	6,694,411	3.95
Vested	(4,507,170)	4.46
Cancelled	(361,046)	3.98
Forfeited	(680,949)	5.27
Balance at December 31, 2007	3,653,389	4.75
Granted	7,108,675	2.95
Vested	(5,914,336)	3.55
Forfeited	(311,433)	4.10
Balance at December 31, 2008	4,536,295	3.54

As of December 31, 2008, the total compensation cost related to the unvested RSUs not yet recognized was $14,163 thousand.  The weighted-average period over which it is expected to be recognized is 2.23 years.

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long-term incentive plan is summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Cost of revenues	$264	422	435
Research and development	11,263	15,164	14,906
General and administrative	1,392	2,182	2,813
Sales and marketing	1,554	2,323	2,671
	$14,473	20,091	20,825

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(b)	Nonvested Shares Issued to Employees

(i)
In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service.  The shares will vest five years after the grant date.  If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity.  The Company recognized compensation expenses of $70 thousand in 2006.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income since the employees who received such nonvested shares were assigned to the research and development department.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.  Nonvested share activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2006	3,193,398	$0.116
Vested	(3,193,398)	0.116
Balance at December 31, 2006	-	-

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(ii)
In September 2005, Himax Analogic granted nonvested shares of its common stock to certain employees for their future service.  The shares will vest four years after the grant date.  If employees leave Himax Analogic before completing the four year service period, they must sell these shares back to Himax Analogic at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $59 thousand, $59 thousand, and $45 thousand in 2006, 2007 and 2008, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

  Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2006	805,000	$0.319
Forfeited	(36,000)	0.319
Balance at December 31, 2006	769,000	0.319
Forfeited	(66,000)	0.319
Balance at December 31, 2007	703,000	0.319
Forfeited	(30,000)	0.319
Balance at December 31, 2008	673,000	0.319

As of December 31, 2008, the total compensation cost related to this award not yet recognized was $15 thousand.  The weighted-average period over which it is expected to be recognized is 0.54 years.

(iii)
During September 2007 and December 2008, Himax Imaging Inc. (“Himax Imaging”, a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service, and the employees must pay $0.15 per share.  The shares will vest four years after the grant date.  If employees leave Himax Imaging before completing the four year service period, they must sell these shares back to Himax Imaging at $0.15 per share.  The Company recognized compensation expenses of $56 thousand and $261 thousand in 2007 and 2008, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued, which was US$0.33 per share.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2007	-	$-
Granted	5,559,000	0.33
Balance at December 31, 2007	5,559,000	0.33
Granted	1,258,000	0.33
Forfeited	(250,000)	0.33
Balance at December 31, 2008	6,567,000	0.33

As of December 31, 2008, the total compensation cost related to this award not yet recognized was $864 thousand.  The weighted-average period over which it is expected to be recognized is 2.92 years.

(iv)
As stated in Note 15 (a) above, in December 2007, Himax Media Solutions granted 3,416,714 nonvested shares of its ordinary share to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs.  The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification.  The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

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

The vesting schedule for the nonvested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010.  The Company recognized compensation expenses of $14 thousand and $432 thousand in 2007 and 2008, respectively.  Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2007	-	$-
Granted	3,416,714	0.464
Forfeited	(18,000)	0.464
Balance at December 31, 2007	3,398,714	0.464
Forfeited	(376,189)	0.464
Balance at December 31, 2008	3,022,525	0.464

As of December 31, 2008, the total compensation cost related to this award not yet recognized was $849 thousand.  The weighted-average period over which it is expected to be recognized is 1.97 years.

(c)	Treasury Stock Issued to Employees

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

Treasury stock activity during the periods indicated is as follows:

	Number of Shares	Weighted Average of Excess of Grant Date Fair Value over Employee Payment

Balance at January 1, 2006	4,479,075	$0.743
Vested	(4,479,075)	0.743
Balance at December 31, 2006	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2006, the total compensation cost has been fully recognized, and the allocation of compensation expenses from the treasury stocks issued to employees is summarized as follows:

Year Ended December 31,2006
(in thousands)

Cost of revenues	$11
Research and development	414
General and administrative	52
Sales and marketing	71
$548

(d)	RSUs issued in connection with the acquisition of Wisepal

As stated in Note 3, on February 1, 2007, the Company granted 418,440 units of RSUs in exchange for Wisepal’s unvested stock option where each unit of RSU represents one ordinary share of the Company.  127,283 RSUs grant vested immediately on the acquisition date and a subsequent 10%, 33% and 27% of the RSU grant will vest on each of September 30, 2007, 2008 and 2009, respectively, subject to certain forfeiture events.  Vested portion of the RSUs grant was included in the purchase cost of Wisepal while the unvested portion is treated as post-combination compensation expense.  The value of the unvested portion of the RSUs grant amounted to $945 thousand which was determined based on the market price of the Company’s ordinary shares on the acquisition date.  Such post-combination compensation expense is amortized to compensation expense on a straight-line basis over the requisite service period.  The Company recognized compensation expenses of $94 thousand in 2007, which was recorded as research and development expenses in the accompanying consolidated statements of income.

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	-	$-
Granted	418,440	7.064
Vested	(165,114)	7.064
Forfeited	(200,760)	7.064
Balance at December 31, 2007	52,566	7.064
Forfeited	(52,566)	7.064
Balance at December 31, 2008	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(e)	Employee stock options

On December 20, 2007, board of directors of Himax Media Solutions approved a plan to grant stock options to certain employees.  The plan authorizes grants to purchase up to 6,800,000 shares of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price is NT$15 (US$0.464). All options under the plan have four-year terms and 50%, 25% and 25% of each grant will become exercisable subsequent to the second, third and fourth anniversary of the grant date, respectively.  The Company recognized compensation expenses of $7 thousand and $237 thousand in 2007 and 2008, respectively.  Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

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

2007
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	39.94%
Expected term (years)	4.375%
Risk-free interest rate	2.4776%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 20, 2007	-	$-
Granted	6,495,500	0.464
Forfeited	(5,000)	0.464
Balance at December 31, 2007	6,490,500	0.464	4.375
Forfeited	(823,000)	0.464
Balance at December 31, 2008	5,667,500	0.464	3.375

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The weighted average grant date calculated value of the options granted in 2007 was NT$5.4152 (US$0.168).  No options were exercisable as of December 31, 2008.

Note 16.	Stockholders' Equity

(a) Share capital

In accordance with the Company’s board of director’s resolution on November 2, 2006, the Company repurchased 7,885,835 ADSs and 2,161,636 ADSs in 2006 and 2007, respectively, from open market.  On February 1, 2007, the Company announced the completion of its share buyback program.  In total, the Company has repurchased $50 million or 10,047,471 ADSs in the open market at an average price of US$4.98 per ADS.

In accordance with the Company’s board of director’s resolution on November 1, 2007, the Company repurchased 6,569,108 ADSs and 1,095,342 ADSs in 2007 and 2008, respectively, from open market.  In total, the Company has repurchased $33.1 million or 7,664,450 ADSs in the open market at an average price of US$4.32 per ADS.

In accordance with the Company’s board of director’s resolution on November 14, 2008, the Company authorized another new share buyback program.  The program allows the Company to repurchase up to $50 million of the Company’s ADSs for retirement.  The Company repurchased 2,369,091 ADSs in 2008.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2007 and 2008 amounting to $21,001 thousand and $32,368 thousand, respectively.

Note 17.	Income Taxes

Majority of the Company’s pre-tax income is derived from the operations in the ROC and majority of the Company’s income tax expense (benefit) is incurred in the ROC.

The statutory income tax rate in the ROC is 25%.  An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year.  The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.  Prior to 2006, the tax effects of temporary differences were measured at the undistributed tax rate of 32.5%, which reflected the 25% statutory income tax rate and the additional surtax on undistributed earnings at an effective rate of 7.5%.  Commencing from 2006, due to the enacted changes in ROC Income Tax Acts in May 2006 that revised the tax base of the undistributed income surtax from “assessed taxable income, net o f current tax” to “net income under ROC generally accepted accounting principles (ROC GAAP)”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 25% and the tax effects of temporary differences that arise from the difference between US GAAP and ROC GAAP are measured at the revised undistributed tax rate of 31.8%.

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in 2003 and 2004 and Wisepal’s newly incorporated investment in 2004 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry.  The incremental income derived from selling the above new product is tax exempt for a period of five years.

The Company is entitled to the following tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
September 1, 2003	April 1, 2004-March 31, 2009
October 29, 2003	January 1, 2006-December 31, 2010
September 20, 2004	January 1, 2008-December 31, 2012
Wisepal:
August 26, 2004	January 1, 2009-December 31, 2013

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

   The components of income tax benefit are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Current income tax expense	$3,492	12,770	3,659
Deferred income tax benefit	(8,938)	(14,630)	(12,348)
Income tax benefit	$(5,446)	(1,860)	(8,689)

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 25% and the actual income tax benefit as reported in the accompanying consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Expected income tax expense	$17,377	27,399	16,009
Tax-exempted income	(16,724)	(27,099)	(25,185)
Tax on undistributed retained earnings	6,847	11,616	10,281
Tax benefit resulting from setting aside legal reserve from prior year’s income	(789)	(689)	(1,148)
Adjustment for enacted change in tax laws	1,099	-	(14)
Impairment loss on investment in non-marketable securities	375	-	-
Nontaxable gains on sale of marketable securities	(53)	(133)	(313)
Increase in investment tax credits	(15,128)	(20,597)	(16,801)
Increase in deferred tax asset valuation allowance	2,798	5,366	8,754
Non-deductible share-based compensation expenses	787	260	298
Provision for uncertain tax position in connection with share-based compensation expenses	413	217	367
Decrease in unrecognized tax benefits related to prior year uncertain tax positions, net of its impact to tax-exempted income	-	-	(1,780)
Foreign tax rate differential	(1,425)	(1,399)	537
Variance from audits of prior years’ income tax filings	(880)	3,000	441
Others	(143)	199	(135)
Actual income tax benefit	$(5,446)	(1,860)	(8,689)

The basic and diluted earnings per share effect resulting from the income tax exemption for the years ended December 31, 2006, 2007 and 2008, is a $0.09, $0.14 and $0.13, increase to earnings per share, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The adjustment for enacted change in tax laws includes adjustment to deferred tax assets and liabilities and the undistributed income surtax of 2005 related to this change amounting to $686 thousand and $413 thousand, respectively.  The enacted changes in ROC Income Tax Acts in May 2006 affect the determination of the undistributed income surtax commencing from 2005 and related deferred income tax assets and liabilities existed as of the enactment date.  The Company recognized the impact of the change in 2006, the year of enactment of the tax law.

The amount of total income tax benefit allocated to continuing operations and the amounts separately allocated to other items are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Continuing operations	$(5,446)	(1,860)	(8,689)
Charged directly to equity	(98)	-	-
Other comprehensive income (loss)	3	16	(20)
Tax benefit allocated to reduce goodwill	-	-	(32)
Total income tax benefit	$(5,541)	(1,844)	(8,741)

As of December 31, 2007 and 2008, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2007	2008
	(in thousands)
Deferred tax assets:
Inventory	$5,430	6,735
Allowance for doubtful accounts	-	5,917
Capitalized expense for tax purposes	204	102
Accrued compensated absences	121	114
Allowance for sales return, discounts and warranty	207	102
Unused investment tax credits	32,689	41,699
Unused loss carry-forward	6,970	10,903
Accrued pension cost	100	101
Other	203	282
Total gross deferred tax assets	45,924	65,955
Less: valuation allowance	(12,300)	(21,022)
Net deferred tax assets	33,624	44,933

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

	December 31,
	2007	2008
	(in thousands)

Deferred tax liabilities:
Unrealized foreign exchange gain	(41)	(10)
Prepaid pension cost	(169)	(314)
Acquired intangible assets	(4,547)	(3,302)
Depreciation	(7)	(50)
Other	(9)	(6)
Total gross deferred tax liabilities	(4,773)	(3,682)
Net deferred tax assets	$28,851	41,251

As of December 31, 2008, the Company has not provided for income taxes on the undistributed earnings of approximately $347,379 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely.  A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The valuation allowance for deferred tax assets as of January 1, 2006, 2007 and 2008 was $3,314 thousand, $6,278 thousand and $12,300 thousand, respectively.  The net change in the valuation allowance for the years ended December 31, 2006, 2007 and 2008, was an increase of $2,964 thousand, $6,022 thousand and $8,722 thousand, respectively.  The change in 2006 and 2007 includes an increase of valuation allowance of $166 thousand and $656 thousand, which were provided for the deferred tax assets attributable to the acquisition of Integrated Microdisplays Limited in October 2006 and Wisepal in February 2007.  In 2008, the Company allocated $32 thousand of tax benefit to reduce goodwill as a result of the release of valuation allowance that was initially established at the acquisition of Wisepal.  Any subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of income under SFAS No. 141R.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2008.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Each entity within the Company files separate standalone income tax return.  Except for Himax Taiwan, Wisepal, Himax Anyang (Korea), Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., all other subsidiaries of the Company have generated tax losses since their inception, therefore, a valuation allowance of $12,300 thousand and $21,022 thousand as of December 31, 2007 and 2008, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.  The total tax loss carryforwards for these subsidiaries at December 31, 2008 was $44,159 thousand, which will expire if unused by 2013.  The total unused investment tax credits for these subsidiaries at December 31, 2008 was $9,567 thousand, which will expire if unused by 2012.

According to the ROC Statute for Upgrading Industries, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel entitles the Company to tax credits.  These credits may be applied over a period of five years.  The amount of the credit that may be applied in any year, except the final year, is limited to 50% of the income tax payable for that year.  There is no limitation on the utilization of the amount of investment tax credit to offset the income tax payable in the final year.

As of December 31, 2008, all of the Company’s unused investment tax credits of NT$1,536,231 thousand (US$46,836 thousand) reported for tax return purposes will expire if unused by 2012.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2007	2008
	(in thousands)

Balance at beginning of year	$1,276	3,968
Increase related to prior year tax positions	503	-
Decrease related to prior year tax positions	-	(1,780)
Increase related to current year tax positions	2,189	3,555
Effect of exchange rate change	-	(25)
Balance at end of year	3,968	5,718

Included in the balance of total unrecognized tax benefits at December 31, 2007 and 2008, are potential benefits of $3,968 thousand and $5,434 thousand, respectively, that if recognized, would reduce the Company’s effective tax rate.  No interest and penalties related to unrecognized tax benefits were recorded by the Company as of January 1, 2007 and for the years ended December 31, 2007 and 2008.  The Company’s major taxing jurisdiction is Taiwan.  All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2006.  The tax years 2007 and 2008 remain open to examination by the Taiwan tax authorities.  Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, the Company is unable to estimate a range of the tax benefits or detriment as of December 31, 2007 and 2008.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

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

The Company did not hold any derivative financial instruments as of December 31, 2007 and 2008, respectively.  The realized losses resulting from foreign currency forward contracts were $611 thousand in 2006.

Note 19.	Fair Value Measurement

(a)	Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date.  Marketable securities consisting of time deposits with original maturities more than three months are determined using the discounted present value of expected cash flows. The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(b)	Fair Value Hierarchy

The Company adopted SFAS No.157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  SFAS No.157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

(i)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
(ii)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
(iii)	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3
	(in thousands)
Cash and cash equivalents:
Time deposits with original maturities less than three months	$115,120	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	153	-
Open-ended bond fund	13,717	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	2,160	-
Total	$128,837	2,313	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 20.	Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable.  The Company places its cash primarily in checking and saving accounts with reputable financial institutions.  The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents.  Marketable securities consist of time deposits with original maturities of greater than three months and investments in open-ended bond fund identified to fund current operations.  All marketable securities are classified as available-for-sale.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels.  The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations.  The Company expects to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results.  The largest customer (CMO and its affiliates), a related party, accounted for approximately 55.0%, 58.8% and 62.5%, respectively, of the Company’s revenues in 2006, 2007 and 2008.  The other (Chunghwa Picture Tubes and its affiliates) accounted for 12.4%, 7.3% and 3.9%, respectively in 2006, 2007 and 2008.  The largest customer represented more than 10% of the Company’s accounts receivable balance at December 31, 2007 and 2008.  CMO and its affiliates accounted for approximately 68.4% and 67.2% of the Company’s accounts receivable balance at December 31, 2007 and 2008, respectively.  In addition, we had accounts receivable of $27.9 million outstanding from SVA-NEC as of December 31, 2008.  Since the second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable.  Due to the increasing concern about SVA-NEC’s financial condition, we made an allowance of $25.3 million to lower the amount of accounts receivable otherwise outstanding as of December 31, 2008.  Moreover, the Company has at times agreed to extend the payment terms for certain of its customers.  Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future.  As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results.  The Company performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information.  See Notes 21 and 23 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test.  The Company primarily depends on nine foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company’s customer relationships.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

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

Note 21.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of Directors; the Company’s Chairman represented on CMO’s Board of Directors

Chi Mei Optoelectronics Japan, Co., Ltd . (CMO-Japan, formerly named International Display Technology Ltd. or ID Tech)	Wholly owned subsidiary of CMO

Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of Directors until November 2007. JEC was acquired by Innolux Display Incorporation on March 1, 2007.

Contrel Technology Co., Ltd.(Contrel)	Related party in substance

Ampower Technology Co., Ltd.(Ampower)	Related party in substance

Chi Mei Corporation (CMC)	Major shareholder of CMO

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Name of related parties	Relationship

NEXGEN Mediatech Inc. (NEXGEN)	Related party in substance

Chi Lin Technology Co., Ltd.(Chi Lin Tech)	Related party in substance

NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of CMO

NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMO

Chi Mei EL Corporation (CMEL)	The subsidiary of CMO

TopSun Optronics, Inc. (TopSun)	Chi Lin Tech nominated more than half of the seats on TopSun’s Board of Directors since September 2006. On January 1, 2007, TopSun merged with Chi Lin Tech, Chi Lin Tech was the surviving company

NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMO

Chi Hsin Electronics Corp. (Chi Hsin)	The subsidiary of CMO

Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMO

NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMO

Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of CMO

NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of CMO

Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of CMO

Chi Mei Energy Corp.	Related party in substance

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

CMO- NingBo	$73,898	249,117	292,231
CMO	335,797	281,766	143,132
CMO- NanHai	-	7,141	69,865
Chi Hsin	-	1,499	6,359
Chi Hsin- NingBo	-	-	4,382
Chi Hsin- Dongguan	-	-	2,397
CME- NingBo	-	-	1,804
CMEL	2	214	288
CMO- Japan	-	-	3
Ampower	-	-	2
Chi Lin Tech	2,985	7,162	-
NEXGEN	805	45	-
TopSun	1,136	-	-
JEC	9	-	-
	$414,632	546,944	520,463

A breakdown by product type for sales to CMO and its affiliates is summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Display driver for large-size applications	$408,075	536,610	498,771
Display driver for consumer electronics applications	484	1,434	16,486
Display driver for mobile handsets	8	771	4,029
Others	1,130	922	1,175
	$409,697	539,737	520,461

The sales prices CMO and its affiliates receive are comparable to those offered to unrelated third parties.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The related accounts receivable resulting from the above sales as of December 31, 2007 and 2008, were as follows:

	December 31,
	2007	2008
	(in thousands)

CMO- NingBo	$92,779	56,241
CMO	94,069	29,385
CMO- NanHai	5,732	18,029
Chi Hsin- NingBo	-	670
Chi Hsin- Dongguan	-	211
Chi Hsin	1,574	32
CMEL	-	3
CME- NingBo	-	1
Chi Lin Tech	1,049	-
NEXGEN	2	-
	195,205	104,572
Allowance for sales returns and discounts	(303)	(95)
	$194,902	104,477

The credit terms granted to CMO and its affiliates ranged form 60 days to 90 days, and the credit terms granted to other related parties ranged from 45 days to 60 days.  The credit terms offered to unrelated third parties ranged from 30 days to 120 days.

(ii)	Purchases and accounts payable

Purchases from related parties are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

CMO	$82	12	-
CMC	-	12	-
Chi Lin Tech	7	-	-
	$89	24	-

The purchases had been full paid as of December 31, 2006 and 2007.

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(iii)	Property transactions

In 2008, the Company purchased equipment amounting to $201 thousand from Fulintec.  As of December 31, 2008, the related prepayment and payable resulting from the aforementioned transaction were $27 thousand and $66 thousand, respectively.

(iv)	Lease

The Company entered into a lease contract with CMO, CMLC, CMLC-NingBo and CMO-NanHai for leasing office space and inventory locations.  For the years ended December 31, 2006, 2007 and 2008, the related rent and utility expenses resulting from the aforementioned transactions amounted to $759 thousand, $465 thousand and $634 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income.  As of December 31, 2007 and 2008, the related payables resulting from the aforementioned transactions amounted to $111 thousand and $143 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(v)	Others

In 2006, 2007 and 2008, the Company purchased consumable and miscellaneous items amounting to $159 thousand, $63 thousand and $146 thousand, respectively, from CMO, CMC, Chi Lin Tech, NEXGEN, CMEL, Chi Hsin, Contrel and Fulintec, which were charged to cost of revenues and operating expenses.  As of December 31, 2007 and 2008, the related payables resulting from the aforementioned transactions were $1 and $12 thousand, respectively.

In 2006, 2007 and 2008, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $128 thousand, $113 thousand and $73 thousand, respectively, which was charged to research and development expense.  As of December 31, 2007 and 2008, the related process fee payables resulting from the aforementioned transactions were both $11 thousand.

Note 22.	Commitments and Contingencies

(a)	As of December 31, 2007 and 2008, the Company entered into a license agreement which is secured by standby Letter of Credit by bank amounting to $150 thousand and $250 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

(b)
As of December 31, 2007, and 2008 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters.  Total contract prices amounted to $877 thousand and $3,872 thousand, respectively.  As of December 31, 2007 and 2008, the remaining commitments were $100 thousand and $3,710 thousand, respectively.

(c)
The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties.  The lease arrangement will expire gradually from 2009 to 2011.  As of December 31, 2007 and 2008, deposits paid amounted to $371 thousand and $515 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2008, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2009~December 31, 2009	$938
January 1, 2010~December 31, 2010	625
January 1, 2011~December 31, 2011	322
$1,885

Rental expense for operating leases with unrelated third parties amounted to $1,763 thousand, $1,852 thousand and $1,223 thousand in 2006, 2007 and 2008, respectively.

(d)
The Company entered into several sales agent agreements commencing from 2003.  Based on these agreements, the Company shall pay commissions at the rates ranging from 0.6% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.  Total commissions incurred amounting to $3,788 thousand, $535 thousand and $42 thousand in 2006, 2007 and 2008, respectively.  The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.

(e)
In June 2007, the Company entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development.  In accordance with the agreement, the Company was required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  The license fee paid and charged to research and development expense in 2007 was $500 thousand.  In 2007 and 2008, no royalty was paid.

(f)
The company has entered into two agreements to provide donations for laboratories with two top local universities in Taiwan.  Amended contributions amounted to NT$48.9 million ($1.5 million).  As of December 31, 2008, the remaining commitments were NT$28.5 million ($0.9 million).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

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

(j)
On July 30, 2007, a purported class action lawsuit was filed in the United States District Court for the Central District of California against the Company’s Chief Financial Officer alleging breach of fiduciary duty and violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933. On August 30, 2007, a similar class action lawsuit was filed in the same court against the Company, its Chief Executive Officer and its Chief Financial Officer, alleging violations of Sections 11 and 15 of the Securities Act of 1933. On February 5, 2008, the court consolidated the two actions.  The consolidated complaint added as defendants certain of the Company’s directors, as well as Chi Mei Optoelectronics Corporation (“CMO”), seeking unspecified damages on behalf of purchasers of the Company’s stock pursuant and/or traceable to the Company’s initial public offering in March 2006.  The Plaintiffs claim that defendants violated U.S. securities laws because the registration statement associated with the IPO contained material misrepresentations and/or omissions related to CMO’s inventory level prior to the IPO.  On January 22, 2009, the Company and the other defendants entered into a formal stipulation of settlement to settle the class action lawsuit, which must be approved by the court, following notice to members of the settlement class.  The court issued an order on April 23, 2009 granting preliminary approval of the settlement agreement and will hold a hearing on July 27, 2009 to determine whether to approve the proposed settlement. If approved, the settlement will result in a dismissal of all claims against the Company and the other defendants.  In entering into the stipulation, the Company and the defendants explicitly denied any liability or wrongdoing of any kind.  The amount of the settlement is $1.2 million, which is covered by the Company’s insurance carrier.  There can be no assurance that the court will approve the settlement.

The Company has incurred costs with respect to the litigation and the settlement, most of which are covered by the Company’s insurance carrier.  As of December 31, 2008, receivables and payables that pertain to the related cost and class action settlement with different parties were presented respectively in the consolidated balance sheet.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

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

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Display drivers for large-size applications	$645,513	752,196	651,504
Display drivers for mobile handsets applications	52,160	75,704	57,274
Display drivers for consumer electronics applications	28,616	66,634	81,866
Others	18,229	23,677	42,155
	$744,518	918,211	832,799

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Taiwan	$605,924	785,334	646,011
China	69,874	82,572	116,947
Other Asia Pacific (Korea and Japan)	68,413	50,115	69,570
Europe (Netherlands and France)	307	190	271
	$744,518	918,211	832,799

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

The carrying value of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2007	2008
	(in thousands)

Taiwan	$45,379	53,822
China	574	1,002
U.S.	219	282
Korea	8	5
	$46,180	55,111

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

CMO and its affiliates, a related party	$409,697	539,737	520,461
Chunghwa Picture Tubes and its affiliates	92,561	66,694	32,673
	$502,258	606,431	553,134

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2007	2008
	(in thousands)

CMO and its affiliates, a related party	$195,205	104,572
SVA-NEC	19,526	27,947
	$214,731	132,519

As of December 31, 2007 and 2008, allowance for doubtful accounts, sales returns and discounts for those accounts receivable was $303 thousand and $25,392 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Note 24.	Subsequent Events

From January to April 2009, the Company repurchased 4,396,933 ADSs from the open market for total cash consideration of $9,273 thousand.  The Company has repurchased $12.6 million or 6,766,024 ADSs in the open market at an average price of US$1.86 per ADS as of April 30, 2009.  The repurchased ADSs and their underling ordinary shares were then cancelled, thereby reducing approximately 6.8 million shares or 4% of the Company’s issued and outstanding ordinary shares in 2009.

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

The condensed separate financial information of the Parent Company only, as if the Parent Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets

	December 31,
	2007	2008
	(in thousands)

Cash and cash equivalents	$18,588	2,903
Other current assets	1,109	2,015
Investment in non-marketable securities	1,600	1,600
Investments in subsidiaries	430,700	518,373
Total assets	$451,997	524,891
Current liabilities	$688	1,720
Long-term debt from a subsidiary	-	60,000
Total stockholders’ equity	451,309	463,171
Total liabilities and stockholder’s equity	$451,997	524,891

The Parent Company had no guarantees as of December 31, 2007 and 2008.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2007 and 2008

Condensed Statements of Income

	Year ended December 31,
	2006	2007	2008
	(in thousands)

Revenues	$-	-	-
Costs and expenses	-	(683)	(1,162)
Operating loss	-	(683)	(1,162)
Equity in earnings from subsidiaries	69,435	107,583	76,082
Other non operating income	5,755	5,696	1,461
Earnings before income taxes	75,190	112,596	76,381
Income tax	-	-	-
Net Income	$75,190	112,596	76,381

Condensed Statements of Cash Flows

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Cash flows from operating activities:
Net income	$75,190	112,596	76,381
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	-	5	22
Equity in earnings from subsidiaries	(69,435)	(107,583)	(76,082)
Changes in operating assets and liabilities:
Other current assets	(5,789)	16,821	330
Other accrued expenses and other current liabilities	1,192	(499)	78
Net cash provided by operating activities	1,158	21,340	729
Net cash used in investing activities	(540)	(24,141)	(8,481)
Cash flows from financing activities:
Distribution of special cash dividends	-	(39,710)	(66,817)
Proceeds from repayments of short-term debt	(13,600)	-	-
Proceeds from initial public offering, net of issuance costs	147,408	-	-
Proceeds from issue of RSUs from a subsidiary	-	4,853	7,540
Proceeds from long-term debt from a subsidiary	-	-	60,000
Acquisitions of ordinary shares for retirement	(38,835)	(39,345)	(8,656)
Net cash provided by (used in) financing activities	94,973	(74,202)	(7,933)
Net increase (decrease) in cash and cash equivalents	95,591	(77,003)	(15,685)
Cash and cash equivalents at beginning of year	-	95,591	18,588
Cash and cash equivalent at end of year	$95,591	18,588	2,903