Form 20-F
period 2010-12-31
Himax Technologies, Inc.
filed 2011-05-20
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

NO. 26, ZIH LIAN ROAD
SINSHIH DISTRICT, TAINAN CITY 74148
TAIWAN, REPUBLIC OF CHINA
(Address of principal executive offices)

Jessica Pan
Acting Chief Financial Officer
Telephone: +886-6-5050880
E-mail: jessica_pan@himax.com.tw
Facsimile: +886-6-5070000
No. 26, Zih Lian Road
Sinshih District, Tainan City 74148
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 353,842,764 Ordinary Shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐  Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

TABLE OF CONTENTS

Page

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our and our customers’ future business developments, results of operations and financial condition, our ability to develop new products, the future growth and pricing trend of the display driver markets, the future growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, market acceptance and competitiveness of the driver and non-driver products developed by us, our ability to protect intellectual property, changes in customer relations and preference, shortage in supply of key components, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$29.14, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On May 13, 2011, the noon buying rate was $1.00 to NT$28.64. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$329,886	$371,267	$312,336	$245,075	$304,068
Revenues from related parties, net	414,632	546,944	520,463	447,306	338,624
Costs and expenses(1):
Cost of revenues	601,565	716,163	628,693	550,556	507,647
Research and development	60,655	73,906	87,574	71,364	76,426
General and administrative	9,762	14,903	19,353	16,346	18,770
(Recovery of) bad debt expense	187	-	25,305	218	(8,788)
Sales and marketing	6,783	9,334	11,692	10,360	13,279

Operating income	$65,566	$103,905	$60,182	$43,537	$35,358

Net income(2)	$74,953	$111,455	$72,724	$35,810	$29,066
Net income attributable to Himax stockholders	$75,190	$112,596	$76,381	$39,650	$33,206

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.20	$0.29	$0.20	$0.11	$0.09
Diluted	$0.19	$0.29	$0.20	$0.11	$0.09
Earnings per ADS attributable to Himax stockholders:
Basic	$0.39	$0.57	$0.40	$0.21	$0.19
Diluted	$0.39	$0.57	$0.40	$0.21	$0.19
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	384,950	393,725	383,229	369,652	355,037

Year Ended December 31,
2006	2007	2008	2009	2010
(in thousands, except per share data)

Diluted	390,180	395,043	383,753	370,229	355,690

Cash dividends declared per ordinary share(3)	$-	$0.100	$0.175	$0.150	$0.125
Cash dividends declared per ADS	$-	$0.200	$0.350	$0.300	$0.250

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Cost of revenues	$275	$422	$435	$264	$240
Research and development	11,806	15,393	15,861	10,936	8,803
General and administrative	1,444	2,182	2,813	1,959	1,525
Sales and marketing	1,625	2,324	2,691	1,902	1,613
Total	$15,150	$20,321	$21,800	$15,061	$12,181

Of the $20.3 million, $21.8 million, $15.1 million and $12.2 million in share-based compensation in 2007, 2008, 2009 and 2010, $14.4 million, $12.7 million, $6.5 million and $5.9 million were settled in cash, respectively.

(2)
Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $16.7 million, $0.04 and $0.04, respectively, for the year ended December 31, 2006, $27.1 million, $0.07 and $0.07, respectively, for the year ended December 31, 2007, $25.2 million, $0.07 and $0.07, respectively, for the year ended December 31, 2008, $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, and $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010. A portion of these tax exemptions expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2013.

(3)
The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$109,753	$94,780	$135,200	$110,924	$96,842
Accounts receivable, net	112,767	88,682	51,029	64,496	80,212
Accounts receivable from related parties, net	116,850	194,902	104,477	138,172	95,964
Inventories	101,341	116,550	96,921	67,768	117,988
Total current assets	466,715	538,272	434,650	423,797	485,924
Total assets	518,794	652,762	565,548	550,448	619,620
Accounts payable	120,407	147,221	53,720	88,079	115,922
Total current liabilities	153,279	185,048	90,143	120,651	205,748
Total liabilities	153,471	190,364	95,542	126,376	212,644
Ordinary shares	116,160	115,188	114,072	107,404	106,153
Total equity	365,323	462,398	470,006	424,072	406,976

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$29,696	$77,162	$136,500	$73,630	$57,631
Net cash used in investing activities	(9,296)	(25,286)	(21,810)	(7,541)	(75,099)
Net cash provided by (used in) financing activities	82,255	(66,974)	(74,304)	(90,779)	3,305

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated:

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2006	32.49	33.31	31.28	32.59
2007	32.82	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April	28.98	29.31	28.67	28.67
May (through May 13)	28.59	28.67	28.50	28.64

Source: Federal Reserve Bank of New York.

Note: (1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

We generate a substantial majority of our revenues from Chimei Innolux Corporation, which is the surviving entity following the merger of three of our customers. Any loss of or a significant reduction in Chimei Innolux Corporation’s sales could materially and adversely affect our operating results.

Chimei Innolux Corporation, or Chimei Innolux, is our key customer. Chimei Innolux, formally known as Innolux Display Corporation, or Innolux, underwent a merger with Chi Mei Optoelectronics Corp., or CMO, and TPO Displays Corporation, or TPO, in March 2010, which have all been our customers. In 2010, Chimei Innolux, together with its affiliates, combined with Innolux and TPO before the merger, accounted for approximately 52.8% of our revenues. As over 50% of our revenues have been generated from Chimei Innolux, we expect our results of operations and financial condition to continue to be significantly linked to the success and purchase policy of Chimei Innolux. Chimei Innolux has been adversely affected by the impact of the global economic downturn in recent years. Any loss of or a sharp reduction in Chimei Innolux’s sales could have a significant negative impact on our business and results of operations. In 2010, our sales of large-sized panels, for which Chimei Innolux is our major customer, declined by approximately 25.7% primarily due to Chimei Innolux’s change of purchase policy to diversify its display driver supply base. We cannot assure you that the purchase policy of Chimei Innolux will not change further to reduce our sales in the future. In addition, if Chimei Innolux seeks lower prices from us, our business and financial results could be materially and adversely affected. Moreover, our relationship with Chimei Innolux may not be as close as our prior relationship with CMO because none of our executive officers hold a director or officer position at Chimei Innolux after the merger. Our sales to Chimei Innolux are made pursuant to standard purchase orders rather than long-term contracts. Therefore, Chimei Innolux may cancel or reduce orders more readily than if we had long-term purchase commitments from it. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. We expect our reliance on sales to Chimei Innolux to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to Chimei Innolux, as well as on the ability of Chimei Innolux to sell products that incorporate our products.

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. In January 2010, Chartered Semiconductor Manufacturing Ltd., one of our foundry service providers, merged with Globalfoundries, one of the world’s largest semiconductor foundries. In April 2010, Chipbond Technology Corporation, or Chipbond, merged with International Semiconductor Technology Ltd., or IST, which have both been among our principal providers of gold bumping, assembly and testing and chip probe testing services. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010, which has further reduced the number of suppliers for gold bumping service that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, the increasing price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

In 2009 and 2010, 93.3% and 91.8% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. Beginning in the second half of 2008, as a result of the severe economic downturn, the TFT-LCD panel industry suffered from an over-supply and a decrease in the average selling price of TFT-LCD panels. Such environment continued as we entered 2009, resulting in significant downward pricing pressure on our products. There was a rebound in demand for TFT-LCD panels in the second quarter of 2009, but the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. In the first half of 2010, due to rush orders from customers, supply of display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an over-supply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. Moreover, the 9.0 magnitude earthquake and tsunami in Japan in March 2011 could materially and adversely impact the supply chain for the TFT-LCD industry. Japan has played an important role in supplying chemicals, raw materials, semiconductors and other products to both the TFT-LCD panel industry and the semiconductor industry. Any shortage of any materials or components for our products or our customers’ products could reduce our sales or decrease demand for our products.

In addition, the merger of certain of our major customers, including CMO, Innolux and TPO, could result in an increase in their bargaining power and therefore subject us to additional downward pricing pressure. We cannot assure you that in such periods in which we experience significant downward pricing pressure, we could sufficiently reduce costs to completely offset the loss of revenues. In addition, a severe and prolonged industry downturn could also result in higher risks in relation to the collectability of our accounts receivable, the marketability and valuation of our inventories, the impairment of our tangible and intangible assets, and the stability of our supply chain. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2010, our accounts receivable less allowance for sales returns and discounts from Chimei Innolux and its affiliates were $95.7 million, which represented approximately 54.3% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, in 2008, we incurred significant bad debt expense in relation to one of our largest customers Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, which represented more than 10% of our total accounts receivable outstanding as of December 31, 2008. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. We may also agree to requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

Unfavorable changes in any of the above factors may seriously harm our customers’ business, financial condition and results of operations. In such cases, our customers may seek to cut down their cost of components, including our products, since components generally account for a significant portion of the cost of TFT-LCD panels. Therefore, changes in our customers’ profitability would likely affect their demand for our products and our ability to sell our products at desirable prices. For example, beginning in the middle of 2008, our customers generally experienced significant pressure on or a significant decline in prices and profit margins and therefore exerted strong downward pricing pressure on us as their supplier. Our customers continued to operate in a challenging business environment in recent years and may experience a further decline in profitability or may not be profitable at all. Moreover, the aggressive expansion plans for next generation fabs in China proposed by several TFT-LCD panel manufacturers might significantly increase the output of TFT-LCD panels if all of the plans are implemented in the next few years, which could result in decline in the average selling prices of TFT-LCD panels. In addition, the antitrust lawsuits in the U.S. and the European Union against several TFT-LCD panel manufacturers have materially and adversely affected the profitability of certain of our customers. This could adversely affect our profit margin, significantly reduce our profits and materially affect our results of operations and financial condition.

We depend on sales of display drivers used in TFT-LCD panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2009 and 2010, we derived 93.3% and 91.8% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry— The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

Our strategy of expanding our product offerings to non-driver products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products, including, among others, timing controllers, touch controller

ICs, TFT-LCD television and monitor chipsets, LCOS pico-projector solutions, power ICs, CMOS image sensors, and wafer level optics products.

We believe end products utilizing LCOS technology could potentially be a large market. LCOS technology, however, is at a relatively early stage of commercialization and has a relatively immature supply chain. Therefore we cannot assure you that there will be market acceptance of these LCOS products, or that our strategic alliance with 3M or Wingtech Group for LCOS mobile projectors will be successful. We also believe there are potential market opportunities for our CMOS image sensors. However, there has been a recent shortage in the supply of wafers to produce CMOS image sensors because the trend for higher resolution camera modules requires a larger amount of wafers to produce higher resolution CMOS image sensors. As we rely primarily on third-party foundries to supply wafers and we currently do not have any long-term supply arrangements with any third-party foundries, we cannot assure you that we can acquire sufficient wafer capacity to fulfill customers’ orders.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing process of our non-driver products including LCOS projector solutions and wafer-level optics. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

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

•
continue to develop and commercialize non-driver products, including, among others, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors and wafer level optics products.

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

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	our ability to hedge foreign exchange risks;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending and the unease in the Middle East;

•	changes in our tax exemptions, transfer pricing policy and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

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

Chimei Innolux, the successor of CMO after its merger with Innolux and TPO, is one of our largest shareholders. Chimei Innolux or, prior to the merger, CMO has been our largest customer since our inception. We expect to continue to maintain various contractual and other relationships with Chimei Innolux and its affiliates. Our close relationship with Chimei Innolux could limit our potential to do business with Chimei Innolux’s competitors or other TFT-LCD panel manufacturers, who may perceive that granting business to us could benefit Chimei Innolux. Our close relationship with Chimei Innolux may result in losing business opportunities or may prevent us from taking advantage of opportunities to grow our business and expand our customer base.

An adverse change to our relationship with Chimei Innolux could have a material adverse effect on our business.

Chimei Innolux is one of our largest shareholders, beneficially owning approximately 14.4% of our outstanding shares as of March 31, 2011. Chimei Innolux is also our largest customer, which, together with its affiliates, combined with Innolux and TPO before the merger, accounted for approximately 52.8% of our revenues. Our engineers work closely with Chimei Innolux’s engineers to design display drivers and other semiconductors used by Chimei Innolux and its affiliates or their customers. We have entered into various transactions with Chimei Innolux or CMO and its affiliates in the past, and we expect to continue to do so in the future. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” If our relationship with Chimei Innolux deteriorates for any reason, our business could be materially and adversely affected.

The strategic relationships between certain of our competitors and their customers and the development of in-house capabilities by TFT-LCD panel manufacturers may limit our ability to expand our customer base and our growth prospects.

Certain of our competitors have established or may establish strategic or strong relationships with TFT-LCD panel manufacturers that are also our existing or potential customers. Marketing our display drivers to such TFT-

LCD panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. If our customers successfully develop in-house capabilities to design and develop semiconductors that can substitute our products, they would likely reduce or stop purchasing our products. In addition, we also face challenges in attracting new customers for our new products. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Therefore, failure to broaden our customer base and attract new customers may limit our growth prospects.

We depend primarily on nine foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage our customer relationships.

Access to foundry capacity is crucial to our business because we do not manufacture our own wafers, instead relying primarily on nine third-party foundries. The ability of a foundry to manufacture our semiconductor products is limited by its available capacity. Access to capacity is especially important due to the limited availability of the high-voltage CMOS process technology required for the manufacture of wafers used in display drivers. Many foundries did not expand capacity in 2009 as a result of the impact of the global financial crisis, and therefore foundry capacity has been tight since the first quarter of 2010 and is expected to remain tight in 2011, while demand for foundry capacity has picked up. Moreover, Japanese integrated device manufacturer companies may outsource their semiconductor manufacturing to foundries outside Japan. This could result in tightness in the foundry supply available to us and affect our ability to acquire sufficient capacity. As we currently do not have any long-term supply arrangements with any third-party foundries to guarantee us access to a certain level of foundry capacity, if the primary third-party foundries that we rely upon are not able to meet our required capacity, or if our business relationships with these foundries are adversely affected, we would not be able to obtain the required capacity from these foundries to meet any increasing demand for our products and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries, as further discussed below. Our results of operations and business prospects could be adversely affected as a result of the foregoing.

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

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, historically manufactured substantially all of our wafers in the early years since our inception. In order to diversify our foundry sources, we have also used Macronix International Co., Ltd., or Macronix, Lite-on Semiconductor Corp., or Lite-on, Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.), or Globalfoundries Singapore, United Microelectronics Corporation, or UMC, Maxchip Electronics Corp., or Maxchip, Semiconductor Manufacturing International Corporation, or SMIC, and Shanghai Hua Hong NEC Electronics Company, Ltd., or HHNEC, to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

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

There are a limited number of companies which supply the processed tape used to manufacture our semiconductor products, and we do not have binding long-term supply arrangements with processed tape suppliers that would guarantee us access to processed tape. Therefore, from time to time, shortages of such processed tape may occur. In the first half of 2010, the supply of processed tape has been tight and it is likely that the shortage of processed tape may continue in 2011, as certain of our processed tape suppliers have plans to either close or reduce the production of processed tape. Moreover, Japan, which has been leading in the production and supply of processed tape, may be negatively affected by the earthquake and tsunami in March 2011, leading to a decrease in the production of processed tape. If any of the processed tape suppliers we rely upon experience difficulties in delivering processed tape or are unable to meet the prices, quality or services that we require, or if our business relationships with these suppliers weaken or deteriorate, we may not be able to locate alternative sources in a timely manner. Therefore, if shortages of processed tape were to occur, or if the costs of manufacturing such tape increases, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings. As a result of these risks, we may also be required to use processed tape suppliers with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of processed tape may necessitate us making investments in processed tape suppliers in order to secure adequate supply, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

The loss of, or our inability to secure sufficient capacity from, any of our third-party assembly and testing houses at reasonable and competitive prices could disrupt our shipments, harm our customer relationships and reduce our sales.

Access to third-party assembly and testing capacity is critical to our business because we do not have in-house assembly and testing capabilities for commercial production and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized assembly and testing services. A limited number of third-party assembly and testing houses assemble and test substantially all of our current products. There has been an increased level of industry consolidation among our suppliers in recent years. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. See also “—Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.” We do not have binding long-term supply arrangements with assembly and testing service providers that guarantee us access to our required capacity. If the primary assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity from such providers and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, assembly and testing costs and quality assurance and control. If any of these third-party assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Because of the amount of time we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders.

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

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components and other materials include, but are not limited to, color filters, backlight modules, polarizers, printed circuit boards and glass substrates. In the past, companies that use our products in their production have experienced delays in the availability of key components from other suppliers. For example, in 2009, some TFT-LCD panel manufacturers experienced a shortage of certain components, notably glass substrates, while demand for TFT-LCD panels rebounded in the second quarter of 2009. The supply of glass substrates, backlight modules, polarizers, power ICs, among other things, has also been tight since the first quarter of 2010. Moreover, the earthquake and tsunami in Japan in March 2011 has resulted in disruption in certain manicuring sites and limitation on electricity, which could materially and adversely affect the production and supply of certain key components of TFT-LCD panels, such as Anisotropic Conductive Film and Triacetyl Cellulose Film. In addition, component manufacturers may not be able to increase or maintain their component supply because of labor shortage in China or otherwise, and may shut down certain of their capacity from time to time because of weak demand, which may increase the instability of timely delivery and the risk of shortage of components. Such shortages of components and other materials critical to the design and manufacture of our customers’ products may cause a slowdown in demand for our products, resulting in a decrease in our sales and adversely affecting our results of operations. In addition, as a result of uncertain demand conditions, our customers may hesitate to build inventory on hand and tend to release orders on short notice.

We rely on the services of our key personnel, and if we are unable to retain our current key personnel and hire additional personnel, our ability to design, develop and successfully market our products could be harmed.

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees such as Jordan Wu, our president and chief executive officer; Dr. Biing-Seng Wu, our chairman; and Chih-Chung Tsai, our chief technology officer. We rely on these individuals to manage our company, develop and execute our business strategies and manage our relationships with key suppliers and customers. Any of our key employees could leave our company with little or no prior notice. They could also leave our company to work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, whether engineers and others, could delay the development and introduction of new products and would have an adverse effect on our ability to sell our products as well as on our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

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

We have a close relationship with Chimei Innolux, the successor of CMO after its merger with Innolux and TPO in March 2010. Chimei Innolux is currently one of our largest shareholders. Chimei Innolux or, prior to the merger, CMO has also been our largest customer since our inception. In addition, Mr. Tien-Jen Lin, our director, is the Special Assistant to General Manager in Chimei Innolux. We cannot assure you that our close relationship with Chimei Innolux and the resulting potential conflicts of interest will not affect our sales decisions or allocations or that potential conflicts of interest with respect to Chimei Innolux will be resolved in our favor.

Our corporate actions are substantially controlled by officers, directors, principal shareholders and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2011, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 7.2% and 19.1% of our ordinary shares, respectively, and Chimei Innolux beneficially owned approximately 14.4% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2011, we and our subsidiaries had 604 U.S. patent applications pending, 883 Taiwan patent applications pending and 484 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States do. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

Any future class action suit or other legal actions against us may have an adverse effect on our financial condition and operating results.

We were previously subject to a class action complaint, filed in the United States District Court for the Central District of California, for alleged violations of U.S. federal securities laws. The lawsuit asserted claims against us, our Chief Executive Officer Jordan Wu, our former Chief Financial Officer Max Chan, certain of our directors, as well as CMO, for allegedly failing to disclose in our initial public offering registration statement and prospectus certain information concerning CMO’s inventory level prior to our initial public offering. We have successfully settled the dispute and paid a settlement of $1.2 million, pursuant to a settlement agreement approved by the court in September 2009. However, we may be subject to other legal actions, including potential future class action suits. The outcome of any future litigation proceedings is uncertain. Regardless of merit, litigation and other preparations undertaken to defend a legal action can be costly and may divert the attention of our management. We could also incur substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, in November 2010, our subsidiary, Himax Display, Inc., or Himax Display, entered into definitive agreements with Spatial Photonics, Inc., or Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of large-sized display panels, to subscribe for certain Series D-1 Preferred Stock with an equity interest of 15.4% in Spatial Photonics. Himax Display had an option, exercisable on or before October 31, 2011, to acquire all of the remaining outstanding shares of capital stock of Spatial Photonics in exchange for certain number of common stock of Himax Display. Spatial Photonics incurred a significant loss in 2010 primarily as a result of a large amount of labor and research and development expenses but only a small amount of revenue as it is still in the product development stage. We cannot assure you that we will be able to realize the benefits we anticipate from acquiring Spatial Photonics. To the extent we exercise the option to acquire a controlling stake in Spatial Photonics and consolidate its accounts into our consolidated financial statements, if Spatial Photonics continues to incur significant expenditures and losses in the future, our financial condition and results of operations will be materially and adversely affected. Acquisitions or investments that we have completed or potentially may make in the future, including our acquisition of Spatial Photonics, entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects of losses of the acquired target upon our financial condition and results of operations;

•	adverse effects on existing business relationships with customers;

•	the need for financial resources above our planned investment levels;

•	dilution of share ownership of current shareholders under share swap transactions;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets;

•	potential expenses related to the depreciation of tangible assets and amortization of intangible assets; and

•	potential impairment charges related to the goodwill acquired.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2010, 76.7% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

Our functional and reporting currency is U.S. dollars. In 2010, more than 99.0% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a significant portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2010, approximately 66.3% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, there are tax-related assets and liabilities on our balance sheet which are denominated in NT dollars. The current global economic crisis may cause increased volatility in exchange rates. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect us against the risk of exchange rate fluctuations and reduce the impact of potential foreign exchange losses. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $46.8 million, $55.3 million and $55.0 million as of December 31, 2008, 2009 and 2010, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 compared to $13.8 million in 2009.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides to companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning April 1, 2004, January 1, 2006 and January 1, 2008, Himax Taiwan became entitled to three preferential tax treatments, each for a period of five years, which expired or will expire on March 31, 2009, December 31, 2010 and December 31, 2012, respectively, and beginning January 1, 2009, Himax Semiconductor also became entitled to one preferential tax treatment for a period of five years, which will expire on December 31, 2013. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $25.2 million, $0.07 and $0.07, respectively, for the year ended December 31, 2008, $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, and $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. However, as the tax exemptions that expired on March 31, 2009 and December 31, 2010 accounted for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses have increased significantly in 2009 and 2010 and may increase further in the future.

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

The market price for our ADSs is volatile and has ranged from a low of $2.00 to a high of $3.28 on the Nasdaq Global Select Market in 2010. The market price is subject to wide fluctuations in response to various factors, including the following:

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2011, we had 353,842,764 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders, including our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Although our ADSs are traded on the Nasdaq Global Select Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs was approximately 240,723 ADSs for the three months ended March 31, 2011 compared to approximately 297,040 ADSs for the year ended December 31, 2010. In addition, during the periods between November 8, 2007 and July 31, 2008 and between November 17, 2008 and September 7, 2010, we repurchased a total of approximately $33.1 million of our ADSs (approximately 7.7 million ADSs) and a total of approximately $50.0 million of our ADSs (approximately 19.3 million ADSs), respectively, from the open market pursuant to two authorized share buyback programs. The repurchased ADSs and their underlying ordinary shares with respect to these two periods reduced the number of our ordinary shares otherwise outstanding by approximately 7.9% for the first program and approximately 9.9% for the second program. Such share buyback programs or future share repurchases could negatively impact the average trading volume of our ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

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

In November 2010, our subsidiary, Himax Display, entered into definitive agreements with Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of large-sized display panels, to subscribe for certain Series D-1 Preferred Stock with an equity interest of 15.4% in Spatial Photonics for a cash consideration of $6.5 million. Himax Display had an option, exercisable on or before October 31, 2011, to acquire all of the remaining outstanding shares of capital stock of Spatial Photonics in exchange for certain number of common stock of Himax Display, in accordance with various milestone events, subject to a maximum of 20% of the common stock of Himax Display, calculated on a fully diluted basis.

Our capital expenditures were incurred primarily in connection with purchase of property and equipment. Our capital expenditures totaled $17.5 million, $10.6 million and $7.2 million in 2008, 2009 and 2010, respectively. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Cheonan, South Korea; and Irvine, California, USA.

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

4.B. Business Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are primarily used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are primarily used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers (typically ten inches or below in diagonal measurement), digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors and wafer level optics products. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, television system manufacturers for various non-driver products. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry Background

We mainly operate in the flat panel display semiconductor industry. As the majority of our revenues derive from products that are critical components of flat panel displays, such as display drivers, timing controllers, scalers, power ICs and other semiconductor products, our industry is closely linked to the trends and developments of the flat panel display industry.

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

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- , Korea- and China-based manufacturers, have invested or are planning to invest heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on component companies including display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

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

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high-voltage CMOS process technology operating typically at 4.5 to 24 volts for source drivers and 10 to 50 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.11 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

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

Products

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs,

•	TFT-LCD television and monitor semiconductor solutions;

•	LCOS products;

•	power ICs;

•	CMOS image sensors; and

•	wafer level optics products.

We commenced volume shipments of our first source and gate drivers for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipments in June 2006. We commenced shipping engineering samples of power ICs in October 2006 and started volume shipments in January 2007. We commenced small quantity commercial shipments of our CMOS image sensor products in April 2009 and started volume shipments in August 2010. We commenced small quantity commercial shipments of our wafer level optics products in December 2009. We commenced small quantity commercial shipments of our touch controller products in December 2010.

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

•
Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and mobile industry processor interface, or MIPI. Among these, RSDS, mini-LVDS and MIPI were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, and advanced intra-panel interface, or AIPI,

•
Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

In December 2007, we introduced the cascade modulated driver interface, or CDMI, technology, a patented technology for LED notebook panels, benefits of which include a thin and light form factor and lower power consumption and supports a resolution of up to 1,920 x 1,200 pixels.

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

With new software platforms providing better access to the Internet, smartphones have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In 2010, we offered innovative handset display driver products by providing one of the leading amorphous silicon WVGA (480 x 864 pixels) display drivers in the market. We have recently continued to update new products for this mainstream smartphone segment with new features, such as color enhancement technology and 3D data processing capability. Meanwhile, we have developed advanced single chip LTPS display drivers, which are able to achieve higher resolutions such as HD720 (720 x 1280 pixels) or WXGA (800 x 1280 pixels).

The following table summarizes the features of our products for mobile handsets:

Product		Features
TFT-LCD Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to WVGA (480 x 864 pixels)
	•	support 262K colors to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support mobile display digital interface, or MDDI, and mobile industry processor interface, or MIPI
	•	low power consumption and low EMI
	•	utilize die shrink technology to reduce die size and cost
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers	•	highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
	•	suitable for higher resolutions such as nHD (360 x 640 pixels), WVGA (480 x 864 pixels), or HD720 (720 x 1280 pixels)
	•	support 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support compact display port, or CDP, MDDI, and MIPI
	•	utilize die shrink technology to reduce die size and cost
	•	slimmer die for compact module
	•	ASIC can be designed to meet customized requirements (e.g., gateless or multi-bank output driver)

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as tablet PCS, netbook computers, digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players, electronic book readers, or E-readers, digital photo frames and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver, timing controller, as well as more functional semiconductors such as power circuit and touch controller, into a single chip.

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

The following table summarizes the features of our products used in consumer electronics products:

Product		Features
TFT-LCD Source Drivers	•	240 to 1,366 output channels
	•	products for analog and digital interfaces
	•	support 262K colors to 16.7 million colors
	•	input logic voltage ranging from standard 3.3V to low power 2.3V
	•	low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 1,600 output channels
	•	input logic voltage ranging from standard 3.3V to low power 2.3V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	resolutions include WVGA (846 x 480 pixels), SVGA (800 x 600 pixels),WSVGA (1,024 x 600 pixels) and WXGA (1,280 x 800 pixels)
	•	products for analog or digital interfaces
	•	low power consumption
	•	CABC function integrated for backlight power saving

Timing Controllers	•	products for analog or digital interfaces
	•	products for E-readers
	•	support various resolutions from 800 x 400 pixels to 1,366 x 768 pixels

Touch Controller ICs

We offer touch controller solutions for capacitive touch panels. Our touch controller solutions are suitable for electronic devices employing touch panel screens of up to 8”, such as smartphones, mobile internet devices, tablet PCs, and all-in-one PCs. In the fourth quarter of 2010, we commenced shipping capacitive touch controller ICs to a leading Chinese-based customer for its Android OS based mobile internet device, or MID, and tablet PC applications.

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller and single chip solution contribute to reducing cost for MID and tablet PCs. Its auto-calibrated sensing circuits make touch panels designed with our touch controller simple and neat without external resistors or capacitors. Our touch controller’s proprietary sensing algorithms could also enhance noise immunity capability and enable touch panels work fluently with TFT-LCD or OLED without shielding layer to block coupling noise from display, which contributes to simplifying the manufacturing process and reducing cost for touch panels.

The following table summarizes the features of our touch controller products:

Product		Features
Capacitive Touch Controller	•	complete single chip touch controller solutions for handheld devices, supporting smartphones (up to 5”), MIDs (up to 8”), or tablet PCs (up to 11”)
	•	real multi-point capability support of up to 10 points
	•	proprietary hardware and software design with minimum external components and good noise immunity
	•	minimum components: simple, neat, and flexible mechanical design
	•	good noise immunity without shielding layer or air-gap

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

The following table summarizes the features of our video processors:

Product		Features
Analog TV Single-Chip Solutions	•	ideal for LCD TV, multi-function monitor TV, LCOS and plasma display panel applications
	•	integrated with high performance ADC, scaler and de-interlacer
	•	built-in HDMI receiver and USB on-the-go, or USB OTG
•
integrated with video decoder and 3D comb filter to support worldwide National Television System Committee, or NTSC, phase alternating line, or PAL, and sequential color with memory, or SECAM, standards

	•	integrated with vertical blanking interval slicer for closed caption, viewer-control chip and teletext functions
	•	built-in Himax 5th generation video engine which supports variable dynamic video enhancement features
	•	built-in analog audio demodulator, audio processor and surround integrated high speed microprocessor control unit, or MCU
	•	integrated with timing control for additional cost-down
	•	output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixels

Digital TV Integrated Solutions	•	embedded digital demodulators: ATSC, DVB-T, DVB-C, and DVMB
	•	embedded analog demodulator: picture intermediate frequency for NTSC, PAL and SECAM

Product		Features
	•	embedded multi-format video stream decoder: MPEG2, MPEG4, AVS, Real Video and H.264 up to full HD
	•	embedded audio stream decoder: MPEG1 I/II/III and MPEG2 layer 2 I/II/III, Dolby audio coding 3, Dolby Digital Plus, advanced audio coding and Real Audio
	•	built-in HDMI receiver and USB OTG
	•	embedded audio processor: sound retrieval system
	•	embedded high performance RISC CPU
	•	embedded 3D video processor
	•	input resolution up to full HD (1,920 x 1,080 pixels)
	•	output resolution up to full HD (1,920 x 1,080 pixels)

The following table summarizes the features of our monitor scaler solutions:

Product		Features
Monitor Scaler Integrated Solutions	•	ideal for monitor applications
	•	integrated with high performance ADC and scaler
	•	built-in HDMI and DVI receiver
	•	built-in audio digital-to-analog converter
	•	built-in high performance color engine
	•	integrated high speed MCU
	•	integrated with timing control for additional cost-down
	•	input/output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixels

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

The following table summarizes the features of our iCT and 2D to 3D conversion solutions:

Product		Features
Power-Saving iCT Solutions	•	built-in single/dual path 8/10-bit LVDS receiver
	•	support up to 1920x1080@75HZ resolution
	•	built-in single/dual path 6/8-bit RSDS transmitter for low power consumption and low EMI
	•	built-in single/dual 8/10-bit LVDS transmitter
	•	built-in single/dual 6/8-bit 3/6-pair mini-LVDS transmitter
	•	support polarity 1 or 1+2 line inversion mode and dual-gate/Z-inversion panel structure
	•	embedded aging generator for simplifying TFT-LCD panel dynamic burn-in test
	•	support low color shift, initial download from electrically-erasable programmable read-only memory, or EEPROM
	•	support serial bus programming from scaler to select up to 4 different initial download value settings (depend on the size of EEPROM)

Product		Features
	•	embedded 3D color engine, 10-bit gamma correction look-up table
	•	programmable sRGB matrix coefficients
	•	embedded dynamic analog gamma control, dynamic exposure adaptation control, CABC and over drive
	•	support up to external 20+1-channel gamma buffer with 10-bit resolution control by 2-wire serial bus

2D to 3D Conversion Solutions	•	convert 2D video sequence to 3D video sequence for 3D display
	•	enable virtual 3D experience on 2D display based on human 3D perception characteristics
	•	use human perception based processing with better performance and fewer side effects
	•	support 2D bypass mode, 2D to 3D converter mode and 3D bypass mode
	•	support a wide range of display formatting and interface, including LVDS and TTL
	•	support anaglyph, pattern retarder or micro-retarder and CheckerBoard 2-view 3D display
	•	configurable stereoscopic density; support in-front-of-screen, behind-the-screen and on-the-screen configurations
	•	support resolutions up to full HD
	•	enable integration into existing TV, monitor, portable DVD, digital photo frame and other 3D display devices
	•	support top-and-bottom, frame packing, side-by-side (full) and side-by-side (half) 3D formats
	•	support dual LVDS, front/back quad LVDS, non-front/back quad LVDS and left/right parallel quad LVDS for output format
	•	support 8-bit/10-bit LVDS for both input and output formats

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

In addition to color-filter LCOS microdisplays, we have also developed color-sequential LCOS microdisplays, which commenced mass production in 2010. The color-filter type has a simpler projection architecture with a white LED, while the color-sequential type requires three-color LEDs and can offer better colors. We designed the two types of microdisplays in a way that most of their optical components can be shared. With the production of these two types of LCOS microdisplays and the leverage of optical components, we are building up a broad product line-up of a variety of LCOS projector modules for various applications. The following table shows certain details of our LCOS microdisplays:

LCOS Microdisplays	Size and Resolution	Applications
Color-Filter LCOS Microdisplays	• 0.28” (320 x 240 pixels) • 0.38” (640 x 360 pixels) • 0.44” (640 x 480 pixels) • 0.59” (800 x 600 pixels) • Customized design	• toy projectors / embedded projectors • entry-level video projectors • versatile projectors • multimedia projectors • specialized

Color-Sequential LCOS	• 0.22” (640 x 360 pixels)	• toy projectors / embedded projectors

Microdisplays	• 0.28” (852 x 480 pixels) • 0.38” (640 x 480 pixels) • 0.37” (800 x 600 pixels) • 0.37” (1366 x 768 pixels) • 0.45” (1024 x 768 pixels) • Customized design	• embedded projectors • versatile projectors • multimedia projectors • multimedia projectors • multimedia projectors • specialized

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

Product	Features
Integrated Multi-Channel Power Solutions for Notebooks	• Built-in power MOSFET • step-up PWM converter • charge pump regulator • LDO regulator • voltage detector • gate pulse modulator • Vcom operational amplifier • With/without LED drivers
Integrated Multi-Channel Power Solutions for Monitors	• Built-in power MOSFET • step-up PWM converter • HV LDO regulator • voltage detector • gate pulse modulator • programmable Vcom voltage / Vcom operational amplifier • level shifter
Integrated Multi-Channel Power Solutions for TVs	• Built-in power MOSFET • step-up PWM converter • step-down PWM converter • charge pump regulator • HV LDO regulator • voltage detector • gate pulse modulator • Vcom operational amplifier

LED Drivers

The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white LED driver.

Product	Features
WLED Drivers for NB	• 4.5V to 24V input voltage range • built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V) • 8 constant current source channels • capable of driving up to 10 LEDs in serial for each channel
WLED Drivers for LED MNT
•      5V to 33V input voltage range
•      built-in 2MHz step-up PWM controller
•      8 constant current source channels
•      Up to 60mA per channel
•      60V sustainable voltage for LED pins
•      capable of driving up to 16 LEDs in serial for each channel

WLED Drivers for LED TV	• 8V to 40V input voltage range • 8-channel current sinks • Up to 80mA per channel • 65V sustainable voltage for LED pins

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices such as mobile phones and notebook computers with a focus on low light image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. With the product launch of 3 mega pixel, 2 mega pixel and VGA sensors and system-on-chip products in 2009, we have secured customer designs in both mobile phones and notebook applications and moved these products into production phase. We continue to expand our product portfolio with the successful introduction of a 1/6” format 1.3 mega pixel and a new 1/5” format 2.0 mega pixel system-on-chip. All of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the low light or video mode without a decreasing frame rate or increasing power consumption. Firstly embedded in our new 2.0 mega pixel sensor, ClearViewTM technology provides the optical restoration engine to enhance the optical performance. We are committed to being a key player in this business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
3.4MP BrightSenseTM Color Image Sensor
•      1/4” format color type
•      QXGA resolution at 15 frames per second, support for 720p HD and D1 resolution at 30 frames per second
•      ClearVisionTM 80dB enhanced dynamic range mode compatible with standard color processing
•      on-chip 4-channel lens correction, defect removal

2.0MP ClearViewTM Color Image Sensor
•      1/5” format color type
•      ClearViewTM boosts optical performance by lens compensation
•      UXGA YUV output at 15 frames per second, 720p HD resolution at 30 frames per second
•      Color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, edge enhancement

Product	Features
• Multiple video formats including YUV422, RGB565, and ITU656

2.0MP BrightSenseTM System on Chip	• 1/5” format color type • UXGA resolution at 18 frames per second, 720p HD resolution at 30 frames per second • on-chip 4-channel lens correction, defect removal • low noise, low power consumption
1.3MP BrightSenseTM System on Chip
•      1/6” format color type
•      SXGA resolution at 20 frames per second, 720p HD resolution at 30 frames per second
•      color processing pipeline with dynamic adjustments based on luminance and light color temperature
•      low noise, low power consumption

VGA BrightSenseTM System on Chip
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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our one-element and two-element VGA products have been adopted by certain tier-1 camera module makers and mobile phone brands. Our double-side manufacture process makes the lens structure more reductive and achieves better performance. In addition, our material is specially selected to increase the optical performance and stability of the lens.

The following table sets forth the features of our wafer level optics products:

Product	Features
CIF 1elements wafer level lens	• For 1/13” CIF CIS (3.0μm pixel pitch) • One-element and two-surface design for cost-competitive market • Double-side manufacture process • Already in mass production
VGA 1 element wafer level lens	• For 1/10” VGA CIS (2.2~2.25μm pixel pitch) • One-element and two-surface design for cost-competitive market • Double-side manufacture process • Already in mass production
VGA 2 elements wafer level lens	• For 1/10” VGA CIS (2.2~2.25μm pixel pitch) • Two-element and four-surface design for high-performance requirement • Double-side manufacture process • Lower profile

Product	Features
CIF 1elements wafer level lens	• For 1/13” CIF CIS (3.0μm pixel pitch) • One-element and two-surface design for cost-competitive market • Double-side manufacture process • Already in mass production
2M 2 elements wafer level lens	• For 1/5” 2M CIS (1.75μm pixel pitch) • Two-element and four-surface design for cost-competitive market • Double-side manufacture process

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

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, MIPI and other customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions.  As of December 31, 2010, we sold our products to more than 200 customers. In 2008, 2009 and 2010, Chimei Innolux, including CMO, Innolux and TPO, and its affiliates, combined with Innolux and TPO before the merger, accounted for 67.9%, 67.5% and 52.8 % of our revenues, respectively, and CPT and its affiliates accounted for 3.9%, 2.5% and 5.8 % of our revenues, respectively. We expect that sales to Chimei Innolux and CPT and their respective affiliates, among other large customers, will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2010:

Chimei Innolux Corporation
Chunghwa Picture Tubes, Ltd.
Excel Asian Taiwan Co., Ltd.
HannStar Display Corporation
Happiness Commercial Co., Limited
Perfect Display Limited
Samsung Electronics Taiwan Co., Ltd.
Shanghai Avic Optoelectronics Co., Ltd.
Shanghai Tianma Microelectronics
Truly Semiconductors Ltd.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders in about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We also market our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan. We have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Cheonan, South Korea; and Irvine, California, USA, all in close proximity to our customers. For certain products or regions we may sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of product managers and field applications engineers. Our team is equipped with extensive strategic marketing experience and strong capability to identify market trends. We also provide technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

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

We operate a small fab under Himax Display primarily for performing certain manufacturing processes for our LCOS microdisplays. Moreover, in order to further meet customers’ demand for higher quality, lower cost, and faster time-to-market, we have established an in-house color filter facility under Himax Taiwan, which commenced small-scale shipments in 2010. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. In addition, we have established an in-house wafer level optics facility under Himax Taiwan for the key process of our wafer level optics products, which commenced small-scale shipments in December 2009.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2011 and will expire in February 2014. In February 2006, we received ISO 14001 certification, which was renewed in February 2009 and will expire in February 2012. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2010 and will expire in March 2013, and OHSAS 18001 certification, which was renewed in February 2009 and will expire in February 2012.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Lite-on, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also recently established relationships with UMC and HHNEC. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond and ChipMOS Technologies Inc.

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
Maxchip Electronics Corp.
Shanghai Hua Hong NEC Electronics Company, Ltd.
Semiconductor Manufacturing International Corporation
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Hitachi Cable Asia, Ltd. Taipei Branch	Ardentec Corporation
Mitsui Micro Circuits Taiwan Co., Ltd.	Advanced Semiconductor Engineering Inc.
Samsung Techwin Co., Ltd.	Chipbond Technology Corporation(1)
Simpal Electronics Co., Ltd.	Chipmore Technology Co., Ltd.
Sumitomo Metal Mining Package Material Co., Ltd.	ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd
Jiangyin Changdian Advanced Packaging Co., Ltd
King Yuan Electronics Co., Ltd.
Orient Semicondictor Electronics
Siliconware Precision Industries Co., Ltd. (2)
Taiwan IC Packaging Corporation
Xintec Inc

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation(1)
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

(2)	Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010.

Intellectual Property

As of March 31, 2011, we held a total of 974 patents, including 365 in Taiwan, 339 in the United States, 236 in China, 19 in Korea and 15 in Japan. The expiration dates of our patents range from 2019 to 2030. We also have a total of 883 pending patent applications in Taiwan, 604 in the United States and 484 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

Competition

The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate among the competition in our industry include:

•	customer relations;

•	product performance;

•	design customization;

•	development time;

•	product integration;

•	technical services;

•	manufacturing costs;

•	supply chain management;

•	timely delivery;

•	economies of scale; and

•	broad product portfolio.

We continually face intense competition from fabless display driver companies, including DongBu Electronics, Fitipower Integrated Technology, Inc., Ili Technology Corp., Lusem Co., Ltd, Novatek Microelectronics Corp., Orise Technology Co., Ltd., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Panasonic Corporation, NEC Electronics Corporation, Renesas Technology Corp., Seiko Epson Corporation, Toshiba Corporation, Sanyo Electric Co., Ltd. and Rohm Co., Ltd. and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

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

For touch controller ICs, we compete with worldwide suppliers, such as Atmel Corp., Cypress Semiconductor Corp. and Synpatics Inc.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including Broadcom Corporation, Huaya Microelecronics Inc., Mediatek Corp., MStar Semiconductor, Inc., Novatek Microelectronics Corp., NXP Semiconductor, Realtek Semiconductor Corp., STMicroelectronics, Sunplus Technology Co., Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors or digital TV solutions and others that offer a more diversified portfolio. For 2D to 3D conversion solutions, we face competition from Mediatek Corp. and MStar Semiconductor, Inc.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2011.

Himax Technologies, Inc.
44.0%
100.0%
93.4%
100.0%
100.0%
100.0%
Argo Limited
Himax Imaging, Inc.
Himax Technologies Limited
Himax Semiconductor, Inc.
Himax Technologies Anyang Limited
100.0%
100.0%
92.1%
7.9%
Tellus Limited
Himax Imaging Corp.
Himax Imaging, Ltd.
100.0%
88.0%
75.1%
100.0%
34.0%
Himax Technologies (Samoa), Inc.
Himax Display, Inc.
Himax Analogic, Inc.
Harvest Investment Limited
Himax Media Solutions, Inc.
100.0%
100.0%
100.0%
100.0%
Himax Technologies (Suzhou) Co., Ltd.
Himax Technologies (Shenzhen) Co., Ltd.
Integrated Microdisplays Limited
Himax Media Solution (Hong Kong) Limited

The following table sets forth summary information for our subsidiaries as of March 31, 2011.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			$ (in millions)
Himax Technologies Limited	IC design and sales	ROC	83.7	100.0%
Himax Technologies Anyang Limited	Sales	South Korea	0.5	100.0%
Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.)	IC design and sales	ROC	11.4	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	3.0	100.0%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	1.0	100.0%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	2.0	100.0%(2)
Himax Display, Inc.	IC design, manufacturing and sales	ROC	39.1	88.0%(1)
Integrated Microdisplays Limited	IC design and sales	Hong Kong	1.1	88.0%(3)
Himax Analogic, Inc.	IC design and sales	ROC	13.3	75.1%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	18.5	93.4%
Himax Imaging, Ltd.	IC design and sales	ROC	25.9	93.9%(4)
Himax Imaging Corp.	IC design and sales	California, USA	8.2	93.4%(5)
Argo Limited	Investments	Cayman Islands	9.0	100.0%
Tellus Limited	Investments	Cayman Islands	9.0	100.0%(6)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	34.2	78.0%(7)
Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	0.0(9)	78.0%(8)
Harvest Investment Limited	Investments	ROC	1.6	100.0%(1)

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3)	Indirectly, through our 88.0% ownership of Himax Display, Inc.

(4)	Indirectly, as to 92.1% through our 93.4% ownership of Himax Imaging, Inc. and as to 7.9% through our 100.0% ownership of Himax Technologies Limited.

(5)	Indirectly, through our 93.4% ownership of Himax Imaging, Inc.

(6)	Indirectly, through our 100.0% ownership of Argo Limited.

(7)	Directly, as to 44.0%, and indirectly, as to 34.0% through our 100.0% ownership of Himax Technologies Limited.

(8)	Indirectly, through our 78.0% ownership of Himax Media Solutions, Inc.

(9)	Total paid-in capital is HK$10,000.

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

We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Fuqing, Beijing, Shanghai and Ningbo, China; Yokohama and Matsusaka, Japan; Cheonan, South Korea; and Irvine, California, USA. In June 2008, we completed the relocation of the Taipei offices of our company, Himax Media Solutions and Himax Analogic. The lease contracts may be renewed upon expiration.

We own and operate under Himax Display a fab with 3,040 square meters of floor space in a building leased from Chimei Innolux. We have also established under Himax Taiwan an in-house wafer level optics facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Chimei Innolux, which commenced small-scale shipments in December 2009. We recently plan to rebuild certain facilities for LCOS and wafer level optics products located at our headquarters in Tainan, Taiwan, with expected total expenditure of approximately $28 million. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Chimei Innolux in Tainan, where it established an in-house color filter facility. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors, wafer level optics products, infinitely color technology and 2D to 3D conversion solutions. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, television system manufacturers for various non-driver products.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2010 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.”

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	average selling prices;

•	unit shipments;

•	product mix;

•	design wins;

•	cost of revenues and cost reductions;

•	supply chain management;

•	share-based compensation expenses;

•	signing bonuses; and

•	tax credits and exemptions.

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

Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. For example, in the second half of 2008, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of large-sized TFT-LCD panels. Many TFT-LCD panel manufacturers experienced a decrease in prices of large-sized TFT-LCD panels and reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products, particularly in late 2008 and early 2009. While there was a rebound in demand for TFT-LCD panels in the second quarter of 2009, the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. Our product pricing remained weak in 2009. In the second half of 2010, the TFT-LCD panel industry suffered again from an over-supply due to a high inventory level built up previously, which significantly decreased our sales to the TFT-LCD panel industry. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume, as lower prices may then stimulate demand and thereby drive sales.

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

Product Mix

The proportion of our revenues that is generated from the sale of different product types, also referred to as product mix, also affects our average selling prices, revenues and profitability. Our display driver products vary depending on, among other things, the number of output channels, the level of integration and the package type. Variations in each of these specifications could affect the average selling prices of such products. For example, the trend for display drivers for use in large-sized panels is toward products with a higher number of channels, which typically command higher average selling prices than traditional products with a lower number of channels. However, panels that use higher-channel display drivers typically require fewer display drivers per panel. As a result, our profitability will be affected adversely to the extent that the decrease in the number of display drivers required for each panel is not offset by increased total unit shipments and/or higher average selling prices for display drivers with a higher number of channels. The level of integration of our display drivers also affects average selling prices, as more highly integrated chips typically have higher selling prices. Additionally, average selling prices are affected by changes in the package types used by our customers. For example, the chip-on-glass package type typically has lower material costs because no processed tape is required. Moreover, our different non-driver products vary in average selling prices and costs. The proportion of non-driver business would also affect our financial position and results of operations,

Design Wins

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2008, 2009 and 2010 was 75.5%, 79.5% and 79.0%, respectively. In 2010, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 57.7%, the cost of processed tape was 11.8%, and the cost of assembly and testing was 30.1%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve the factory utilization rate or production yield.  As a result, our ability to manage our wafer fabrication costs, costs for processed tape and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Supply Chain Management

Due to the competitive nature of the flat panel display industry and our customers’ need to maintain high capacity utilization in order to reduce unit costs per panel, any delays in the delivery of our products could significantly disrupt our customers’ operations. To deliver our products on a timely basis and meet the quality standards and technical specifications our customers require, we must have assurances of high-quality capacity from our semiconductor manufacturing service providers. We therefore strive to manage our supply chain by maintaining close relationships with our key semiconductor manufacturing service providers and strive to provide credible forecasts of capacity demand. The foundry and processed tape supply are expected to be tight in 2011. Any disruption to our supply chain could adversely affect our performance and could result in a loss of customers as well as potentially damage our reputation.

Share-Based Compensation Expenses

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses, which consist of charges taken relating to grants of mainly RSUs as well as nonvested shares to employees.

We adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling $20.8 million, $14.1 million and $11.5 million in 2008, 2009 and 2010, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $12.7 million, $6.5 million and $5.9 million in 2008, 2009 and 2010, respectively, were settled in cash. We have applied Accounting Standards Codification, or ASC, ASC 718, Compensation—Stock Compensation, to account for our share-based compensation plans. ASC 718 requires companies to measure and recognize compensation expense for all share-based payments at fair value. The long-term incentive plan expired in October 2010. We are still determining whether to adopt other share-based compensation plans.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2008, 2009 and 2010 as reflected in our consolidated financial statements.

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

We made grants of 3,488,952 RSUs to our employees on September 28, 2010. The vesting schedule for such RSU grants is as follows: 68.11% of the RSU grants vested immediately and was settled by cash in the amount of $5.9 million on the grant date, with the remainder vesting equally on each of September 30, 2011, 2012 and 2013, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 29, 2008, September 28, 2009 and September 28, 2010 was $2.95, $3.25 and $2.47 per ADS, respectively, which was based on the trading price of our ADSs on that day.

A portion of the RSUs were granted in 2005 before our initial public offering and vested in 2008. Determining the fair value of our ordinary shares prior to our initial public offering requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects. We used the discounted cash flow approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of our company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as our financial results and growth trends to derive our total equity value. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate. If a different discount rate were used, the valuation and the amount of share-based compensation would have been different because the fair value of the underlying ordinary shares for the RSUs granted would be different.

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

Due to the impact of the global economic downturn, the signing bonus program was cancelled since 2009 by Himax Taiwan and its six subsidiaries that adopted such program. Currently, signing bonuses are only awarded to certain employees on a case-by-case basis.

In 2008, 2009 and 2010, Himax Taiwan paid $2.7 million, $0.5 million and nil, respectively, in signing bonuses which were charged to earnings. Besides Himax Taiwan, signing bonuses were adopted by six subsidiaries in 2008, 2009 and 2010, and a total of $1.0 million, $0.4 million and $0.1 million, respectively, were paid to certain employees of our subsidiaries.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses and purchases of qualifying machinery. The balance of unused investment tax credits totaled $46.8 million, $55.3 million and $55.0 million as of December 31, 2008, 2009 and 2010, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 compared to $13.8 million in 2009.

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Himax Semiconductor has also become entitled to a five-year tax exemption expiring on December 31, 2013. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $25.2 million, $0.07 and $0.07, respectively, for the year ended December 31, 2008, $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009 and $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010. As the tax exemptions that expired on March 31, 2009 and December 31, 2010 account for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses had increased significantly in 2009 and 2010 and may continue to increase significantly in the future. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Description of Certain Statements of Income Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors and wafer level optics products.

Display drivers for large-sized applications have been the largest source of revenues for us, but we expect display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products to increase in revenue contribution in the future. Our revenues generated from sales of display drivers for large-sized applications decreased in 2009 and 2010 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Chimei Innolux, or prior to the merger, CMO as a result of the impact of the global economic downturn in 2009 and the change of purchase policy by Chimei Innolux to diversify its display driver supply base in 2010. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2009 and 2010 both in absolute amount and as a percentage of our total revenues, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2008		2009		2010
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$651,504	78.2%	$493,513	71.3%	$366,492	57.0%
Display drivers for mobile handsets applications	57,274	6.9	69,081	10.0	119,623	18.6
Display drivers for consumer electronics applications	81,866	9.8	83,527	12.1	103,942	16.2
Others(1)	42,155	5.1	46,260	6.6	52,635	8.2
Total	$832,799	100.0%	$692,381	100.0%	$642,692	100.0%

Note:	(1)
Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors, wafer level optics products and 2D to 3D conversion solutions.

A limited number of customers account for substantially all our revenues. Chimei Innolux and its affiliates (see Note (1) in the table below, which takes into account the effect of merger of CMO, Innolux and TPO in March 2010) accounted for over half of our revenues in each of 2008, 2009 and 2010. While sales to Chimei Innolux and its affiliates decreased significantly in absolute terms in 2009 due to the impact of the global economic downturn, the percentage of our total revenues generated from sales to Chimei Innolux and its affiliates declined slightly in 2009, primarily as a result of the significant decrease in sales in 2009 to SVA-NEC, our third largest customer in 2008. In 2010, sales to Chimei Innolux and its affiliates further decreased significantly both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Chimei Innolux to diversify its display driver supply base. The table below sets forth, for the periods indicated, our revenues generated from our most significant customers (including their respective affiliates) and such revenues as a percentage of our total revenues:

	Year Ended December 31,
	2008		2009		2010
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Chimei Innolux and its affiliates(1)	$565,550	67.9%	$467,388	67.5%	$339,220	52.8%
CPT and its affiliates	32,673	3.9	17,023	2.5	37,067	5.8
Samsung and its affiliates	54,138	6.5	50,184	7.2	29,983	4.7
SVA-NEC	52,101	6.3	3,365	0.5	-	-
Others	128,337	15.4	154,421	22.3	236,422	36.7
Total	$832,799	100.0%	$692,381	100.0%	$642,692	100.0%

Note:	(1)
Represents combined revenues from CMO, Innolux and TPO and their respective affiliates prior to the merger in March 2010 and Chimei Innolux and its affiliates after the merger for the periods indicated.

SVA-NEC accounted for approximately 6.3%, 0.5% and nil of our revenues in 2008, 2009 and 2010, respectively. As a result of its substantial reduction in fab utilization and its weak financial condition, our sales to SVA-NEC have decreased significantly since the fourth quarter of 2008 as compared to prior years. Beginning in March 2009, we have also required SVA-NEC to obtain guarantees by banks or third party customers in favor of us for the majority of new purchase orders. We discontinued our sales to SVA-NEC in 2010 because SVA-NEC has ceased to operate its business since 2010.

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

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2008, 2009 and 2010, approximately 77.6%, 79.2% and 76.7% of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, mask and tooling sets, depreciation on research and development equipment and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with our headquarters at the Tree Valley Industrial Park, incur professional fees for filing patent applications and incur additional compliance costs required of a publicly listed company in the United States.

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008 and 2009, we recorded bad debt expense of $25.3 million and $0.2 million, respectively. In 2010, we recorded recovery of bad debt expense of $8.8 million. Our bad debt expense in 2008was primarily from the uncollected accounts receivable outstanding from SVA-NEC, of which $8.8 million was recovered in 2010.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries of sales and marketing employees, including related employee welfare costs, amortization expenses for the acquired intangible assets related to the acquisition of Wisepal in 2007, travel expenses and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve greater economies of scale and operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 long-term incentive plan. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 14 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009 and September 28, 2010 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $20.8 million, $14.1 million and $11.5 million in 2008, 2009 and 2010, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was (13.6)% in 2008, 18.1% in 2009 and 17.6% in 2010, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development and personnel training expenses and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $46.8 million, $55.3 million and $55.0 million as of December 31, 2008, 2009 and 2010, respectively. On May 12, 2010, the Statute for Industrial

Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 compared to $13.8 million in 2009.

In addition, under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Himax Semiconductor is also entitled to a five-year tax exemption expiring on December 31, 2013. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders for the year ended December 31, 2010 had been an increase of $3.6 million, $0.01 and $0.01, respectively. The tax exemptions that expired on March 31, 2009 and December 31, 2010 account for a substantial proportion of our total tax-exempted income under the ROC Statute for Upgrading Industries. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied ASC 718 for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2010, we based our share-based compensation cost on an assumed forfeiture rate of 8.75% per annum for RSUs issued in 2008, 14.9% per annum for RSUs issued in 2009 and 2010 under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2008, 2009 and 2010, the fair value of the ordinary shares underlying the RSUs granted to our employees was $2.95, $3.25 and $2.47 per share, respectively, which was the closing price of our ADSs on September 29, 2008, September 28, 2009 and September 28, 2010, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008, we recognized a valuation allowance of $25.3 million for the probable credit loss relating to SVA-NEC. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that

SVA Group, the ultimate parent company of SVA-NEC, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. While we recovered $8.8 million from SVA-NEC in 2010, we believe it is probable that we would not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC.

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2008, 2009 and 2010 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges (credits) to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2008	$-	$25,305	$(8)	$25,297
December 31, 2009	$25,297	$218	$-	$25,515
December 31, 2010	$25,515	$(8,788)	$-	$16,727

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2008	$493	$1,657	$(1,988)	$162
December 31, 2009	$162	$2,391	$(1,583)	$970
December 31, 2010	$970	$4,551	$(4,930)	$591

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2008, 2009 and 2010 were approximately $18.0 million, $13.6 million and $10.6 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2008 to December 31, 2010.

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

Goodwill

We evaluate goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. We consider the enterprise as a whole to be a single reporting unit for purposes of evaluating goodwill impairment. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805 Business Combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. In each of 2008, 2009 and 2010, we performed our impairment testing of goodwill and concluded that there was no goodwill impairment.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2008, 2009 and 2010 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2008	$335	$1,526	$(1,612)	$249
December 31, 2009	$249	$2,920	$(2,490)	$679
December 31, 2010	$679	$3,772	$(3,772)	$679

The significant increases in provisions for product warranty costs and amount utilized for the year ended December 31, 2010 were due primarily to an increase in costs relating to indemnification for products quality.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Balance at beginning of year	$3,968	$5,718	$8,450
Increase related to prior year tax positions	-	-	-
Decrease related to prior year tax positions	(1,780)	-	(2,295)
Increase related to current year tax positions	3,555	2,587	133
Effect of exchange rate change	(25)	145	604
Balance at end of year	$5,718	$8,450	$6,892

Except for Himax Taiwan, Himax Technologies Anyang Limited (based in South Korea), or Himax Anyang, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowance of $21.0 million, $28.4 million and $31.6 million as of December 31, 2008, 2009 and 2010, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. An additional valuation allowance of $11.3 million as of December 31, 2010 was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits. The additional provision of valuation allowance recognized for the years ended December 31, 2008, 2009 and 2010 was $8.7 million, $7.4 million and $14.5 million, respectively, as a result of increases in deferred tax assets originating in these years which we did not expect to realize.

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

	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.5	79.5	79.0
Research and development	10.5	10.3	11.9
General and administrative	2.3	2.4	2.9
(Recovery of) bad debt expense	3.0	-	(1.4)
Sales and marketing	1.4	1.5	2.1
Total costs and expenses	92.8	93.7	94.5
Operating income	7.2	6.3	5.5
Non-operating income (loss)	0.5	-	-
Income tax expense (benefit)	(1.0)	1.1	1.0
Net income	8.7	5.2	4.5
Net loss attributable to noncontrolling interests	0.4	0.6	0.6
Net income attributable to Himax stockholders	9.2	5.7	5.2

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues decreased 7.2% to $642.7 million in 2010 from $692.4 million in 2009. This decrease was attributable mainly to a 25.7% decrease in revenues from display drivers for large-sized applications to $366.5 million in 2010 from $493.5 million in 2009 primarily as a result of a significant decrease in sales to Chimei Innolux due to the change of purchase policy by Chimei Innolux to diversify its display driver supply base in 2010. The decrease was partially offset by a 73.2% increase in revenues from display drivers for mobile handset applications to $119.6 million in 2010 from $69.1 million in 2009, a 24.4% increase in revenues from display drivers for consumer electronics applications to $103.9 million in 2010 from $83.5 million in 2009, and a 13.8% increase in revenues from non-driver products to $52.6 million in 2010 from $46.3 million in 2009. Our average selling prices decreased 7.5% in 2010 primarily as a result of the downward pricing pressure from TFT-LCD panel manufacturers in 2010 and changes in product mix, which was partially offset by the impact of tight capacity of the TFT-LCD panel industry on prices in the first half of 2010. Such impact on our revenues was partially offset by a 52.8% increase in our unit shipments of our display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses decreased 6.4% to $607.3 million in 2010 from $648.8 million in 2009. As a percentage of revenues, costs and expenses increased to 94.5% in 2010 compared to 93.7% in 2009.

•
Cost of Revenues. Cost of revenues decreased 7.8% to $507.6 million in 2010 from $550.6 million in 2009. The decrease in cost of revenues was due primarily to a 8.1% decrease in average unit cost, partially offset by a 0.3% increase in unit shipments, as compared to 2009. The decrease in average unit cost was attributable primarily to changes in product mix, our efforts to control cost through optimizing our supplier mix, improving design processes, increasing manufacturing yields and leveraging our scale and close relationship with semiconductor manufacturing service providers and suppliers. As a percentage of revenues, cost of revenues decreased to 79.0% in 2010 from 79.5% in 2009.

•
Research and Development. Research and development expenses increased 7.1% to $76.4 million in 2010 from $71.4 million in 2009. This increase was primarily attributable to increases in salary expenses, mask and mold expenses, verification expenses, and wafer, tape and other related expenses. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries. Our mask and mold expenses, inspection expenses and wafer, tape and other related expenses increased primarily as a result of our continued efforts in increasing research and development expenditures.

•
General and Administrative. General and administrative expenses increased 14.8% to $18.8 million in 2010 from $16.3 million in 2009, primarily as a result of an increase in salary expenses, professional fees and employee welfare expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries. The increase in professional fees was due primarily to increasing patent filing fees and certain expenses relating to our listing application with the Taiwan Stock Exchange on its main board in 2010.

•	Recovery of Bad Debt Expense. We recorded recovery of bad debt expense of $8.8 million in 2010, compared to bad debt expense of $0.2 million in 2009. We recovered such amount in 2010 from SVA-NEC.

•
Sales and Marketing. Sales and marketing expenses increased 28.2% to $13.3 million in 2010 from $10.4 million in 2009, primarily as a result of an increase in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income (Loss), net. We had a net non-operating loss of $64,000 in 2010 compared to net non-operating income of $0.2 million in 2009. Our interest income decreased to $0.6 million in 2010 from $0.8 million in 2009 due to a decrease in our cash available. We had a net gain on sale of marketable securities of $0.3 million in 2010 compared to a net loss on sale of marketable securities of $0.1 million in 2009 primarily because of the stronger NT dollar, in which the marketable securities were denominated, against the US dollar in 2010. The loss in our equity method investees increased to $0.4 million in 2010 from $0.1 million in 2009, primarily as a result of our investment in a new investee in 2010, whose operation is still in loss. Our foreign currency exchange losses increased to $0.9 million in 2010 from $0.5 million in 2009, primarily for the net liability denominated in NT dollar due to the stronger NT dollar against the US dollar in 2010. Our interest expense increased to $0.2 million from $3,000 in 2009 because we obtained bank loans in 2010 to fund our investment in subsidiaries and dividend distribution. Our other incomes increased to $0.5 million in 2010 from $0.1 million in 2009, primarily as a result of unrealized gains on conversion option in 2010.

Income Tax Expense. Our income tax expense decreased 21.3% to $6.2 million in 2010 from $7.9 million in 2009. Our effective income tax rate decreased from 18.1% in 2009 to 17.6% in 2010. This change in our effective income tax rate was mainly attributable to a reduction of the ROC income tax rate from 25% to 17% with effect from January 1, 2010 and the decrease in taxable income due to the stronger NT dollar against the US dollar in 2010, which was partially offset by an increase in income tax expense in 2010 as a result of the additional valuation allowance provided in 2010 to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits and the decrease in investment tax credits under the newly adopted Statute for Industrial Innovation.

Net Income. As a result of the foregoing, our net income decreased 18.8% to $29.1 million in 2010 from $35.8 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Our revenues decreased 16.9% to $692.4 million in 2009 from $832.8 million in 2008. This decrease was attributable mainly to a 24.3% decrease in revenues from display drivers for large-sized applications to $493.5 million in 2009 from $651.5 million in 2008 primarily because of the significant decreases in sales to CMO and its affiliates and SVA-NEC in 2009. The decrease was partially offset by a 20.6% increase in revenues from display drivers for mobile handset applications to $69.1 million in 2009 from $57.3 million in 2008 and a 9.7% increase in revenues from non-driver products to $46.3 million in 2009 from $42.2 million in 2008. Our average selling prices decreased 22.8% in 2009 as a result of the downward pricing pressure from TFT-LCD panel manufacturers in 2009. Such impact on our revenues was partially offset by a 7.6% increase in our unit shipments as a result of the rebound in demand for TFT-LCD panels in the second quarter of 2009.

Costs and Expenses. Costs and expenses decreased 16.0% to $648.8 million in 2009 from $772.6 million in 2008. As a percentage of revenues, costs and expenses increased to 93.7% in 2009 compared to 92.8% in 2008.

•
Cost of Revenues. Cost of revenues decreased 12.4% to $550.6 million in 2009 from $628.7 million in 2008. The decrease in cost of revenues was due primarily to a 18.6% decrease in average unit cost, partially offset by a 7.6% increase in unit shipments, as compared to 2008. The decrease in average unit cost was attributable primarily to our efforts to control cost through optimizing our supplier mix, improving design processes, increasing manufacturing yields and leveraging our scale and close relationship with semiconductor manufacturing service providers and suppliers. As a percentage of revenues, cost of revenues increased to 79.5% in 2009 from 75.5% in 2008.

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

Non-Operating Income, net. We had net non-operating income of $0.2 million in 2009 compared to $3.9 million in 2008. The primary component of our non-operating income in 2009 was interest income amounting to $0.8 million compared to $3.3 million in 2008. The 76.9% decrease in interest income was due primarily to lower interest rates in 2009. We also had a net loss on sale of marketable securities of $0.1 million in 2009 compared to a net gain on sale of marketable securities of $0.9 million in 2008 primarily because of the weaker NT dollar, in which the marketable securities were denominated, against the US dollar in 2009.

Income Tax Expense (Benefit). We had an income tax expense of $7.9 million in 2009 compared to an income tax benefit of $8.7 million in 2008. Our effective income tax rate changed from (13.6)% in 2008 to 18.1% in 2009. This change in our effective income tax rate was mainly attributable to (i) the expiration of one of our tax exemptions under the ROC Statute for Upgrading Industries on March 31, 2009; (ii) an increase in income tax expense in 2009 as a result of the adjustment made to our deferred tax assets and liabilities due to the reduction of the ROC income tax rate from 25% to 20% beginning in 2010; and (iii) a decrease in our tax base as our earnings before income taxes decreased to $43.7 million in 2009 from $64.0 million in 2008.

Net Income. As a result of the foregoing, our net income decreased 50.8% to $35.8 million in 2009 from $72.7 million in 2008.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by operating activities	$136,500	$73,630	$57,631
Net cash used in investing activities	(21,810)	(7,541)	(75,099)
Net cash provided by (used in) financing activities	(74,304)	(90,779)	3,305
Net increase (decrease) in cash and cash equivalents	40,420	(24,276)	(14,082)
Cash and cash equivalents at beginning of period	94,780	135,200	110,924
Cash and cash equivalents at end of period	135,200	110,924	96,842

Operating Activities. Net cash provided by operating activities in 2010 was $57.6 million compared to $73.6 million in 2009. This decrease in net cash provided by operating activities in 2010 was due primarily to an increase in cash used in 2010 to pay for raw materials, assembly and testing process fees as compared to 2009, partially offset by an increase in cash collected from customers.Net cash provided by operating activities in 2009 was $73.6 million compared to $136.5 million in 2008. This decrease in net cash provided by operating activities in 2009 was due primarily to a decrease in cash collected from customers as we had a relatively low accounts receivable balance at the beginning of the year and we extended the credit term for certain customers since late 2008 in view of the weakening market. The decrease in net cash provided by operating activities was also due to our lower gross margin in 2009, partially offset by a decrease in cash used in 2009 to pay for raw materials, assembly and testing process fees as compared to 2008.

Investing Activities. Net cash used in investing activities in 2010 was $75.1 million compared to $7.5 million in 2009. This increase in net cash used in investing activities in 2010 was due primarily to an increase in pledge of restricted cash and cash equivalents as collateral for short term debts and purchase of investment securities. Net cash used in investing activities in 2009 was $7.5 million compared to $21.8 million in 2008. This decrease in net cash used in investing activities in 2009 was due primarily to a decrease in cash used to purchase property and equipment and to invest in non-marketable equity securities.

Financing Activities. Net cash provided by financing activities in 2010 was $3.3 million compared to net cash used in financing activities of $90.8 million in 2009. This change was due primarily to the proceeds from our borrowing of short-term debt, a decrease in payments to acquire ordinary shares for retirement, and a decrease in distribution of cash dividends. Net cash used in financing activities in 2009 was $90.8 million compared to $74.3 million in 2008. This increase in net cash used in financing activities in 2009 was due primarily to an increase in payments to acquire ordinary shares for retirement, partially offset by a decrease in distribution of cash dividends.

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

Our capital expenditures were incurred primarily in connection with purchase of property and equipment. Our capital expenditures totaled $17.5 million, $10.6 million and $7.2 million in 2008, 2009 and 2010, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements. We may, however, require additional cash resources due to higher than expected growth in our business or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2008, 2009 and 2010, we incurred research and development expenses of $87.6 million, $71.4 million and $76.4 million, respectively, representing 10.5%, 10.3% and 11.9% of our revenues, respectively.

5.D. Trend Information

LED TVs, 3D TVs, smartphones and tablet PCs are the major themes for the large and small and medium-sized panels. There will be more and more similar products on the market.  However, the flat panel display industry is highly cyclical and subject to price fluctuations and seasonality. In the first half of 2010, due to rush orders from customers, supply of display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an over-supply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. However, even though the recent Japan earthquake has had limited impact on our own display driver supply chain, it does pose an uncertainty to our performance as we are not entirely certain how the overall industry supply chain has been affected.

The potential expansion plans for next generation fabs in China proposed by several TFT-LCD panel manufacturers might significantly increase the output of the TFT-LCD panels if all of the plans are implemented in the following years. Although these capacity expansions offer attractive new driver business opportunities, they might also cause over-supply for TFT-LCD panels at the same time.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2010, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	3,778	1,131	725	374	1,548
Purchase obligations(1)	133,388	133,388	-	-	-
Other obligations(2)	2,167	1,349	518	300	-
Total	139,333	135,868	1,243	674	1,548

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

(2)	Includes obligations under license agreements and donations for laboratories commitments.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2008, 2009 and 2010, rental expenses for operating leases amounted to $1.2 million, $1.1 million and $1.2 million, respectively. The lease arrangements will expire gradually from 2011 to 2013. As of December 31, 2010, we agreed to make future minimum lease payments of $0.9 million, $0.3 million and $32,000 in 2011, 2012 and 2013, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2010, the remaining commitments under such contracts were $7.7 million. These outstanding contracts had a total contract value of $8.8 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2010, our contractual obligations pursuant to such arrangements amounted to approximately $106.4 million.

As of December 31, 2010, we had obtained from banks an outstanding letter of credit amounting to $1.8 million in connection with the purchase of machinery and equipment and a standby letter of credit amounting to $250,000 to secure our obligations under a license agreement.

We have also agreed to donate a total of NT$55.4 million ($1.7 million) to two top local universities in Taiwan for development of their laboratories. As of December 31, 2010, the remaining commitments were NT$12 million ($0.4 million).

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2010 were $1.5 million compared to $1.3 million and $1.4 million in 2009 and 2008, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2010 were $1.7 million compared to $1.5 million and $1.8 million in 2009 and 2008, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of consumer price index in Taiwan was 3.5%, (0.9)%  and 1.0% in 2008, 2009 and 2010, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2011. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	53	Chairman of the Board
Jordan Wu	50	President, Chief Executive Officer and Director
Tien-Jen Lin	48	Director
Chih-Chung Tsai	55	Director, Chief Technology Officer, Senior Vice President
Dr. Chun-Yen Chang	73	Director
Dr. Yan-Kuin Su	62	Director
Yuan-Chuan Horng	59	Director
Jessica Pan	41	Acting Chief Financial Officer
John Chou	52	Vice President, Quality & Reliability Assurance & Support Design Center
Norman Hung	53	Vice President, Sales and Marketing

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

Tien-Jen Lin is our director. Mr. Lin is the Special Assistant to General Manager in Chimei Innolux. Mr. Lin has extensive experience and broad knowledge in the TFT-LCD industry. Prior to the current position, he has held various positions in the field of TFT-LCD panel product design and market development. Mr. Lin holds a B.S. degree and an M.S. degree in electrical engineering from National Taiwan University.

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

Yuan-Chuan Horng is our director. He is currently the vice president of the Finance Department of Dragon Steel Corporation since July 2010. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng was the general manager of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Other Executive Officers

Jessica Pan is our acting chief financial officer. Prior to joining Himax, Mrs. Pan served as assistant finance manager for Advanced Semiconductor Engineering, Inc. from 2002 to 2006 and as an auditor for T N Soong & Co, now a member firm of Deloitte Touche Tohmastu, from 1998 to 2001. Mrs. Pan holds a B.S. degree in agriculture chemistry from National Taiwan University and an M.B.A. degree from the State University of New York at Buffalo, New York.

John Chou is our vice president in charge of the Quality & Reliability Assurance & Support Design Center and also serves as a director of Himax Media Solutions and Himax Media Solutions (Hong Kong) Limited. Prior to joining Himax in 2005, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree in electrical engineering from California State University, Los Angeles.

Norman Hung is our vice president in charge of Sales and Marketing and also serves as a supervisor of Himax Analogic and Himax Media Solutions. From 2000 to 2006, Mr. Hung served as president of ZyDAS Technology Corp., a fabless integrated circuit design house. From 1999 to 2000, he served as vice president of Sales and Marketing for HiMARK Technology Inc., another fabless integrated circuit design house. Prior to that, from 1996 to 1998, Mr. Hung served as Director of Sales and Marketing for Integrated Silicon Solution, Inc. He has also served in various Marketing positions for Hewlett-Packard and Logitech. Mr. Hung holds a B.S. degree in electrical engineering from National Cheng Kung University and an executive M.B.A. degree from National Chiao Tung University.

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive officers was approximately $0.6 million. The aggregate share-based compensation that we paid to our executive officers was approximately $1.2 million. In 2010, our executive officers voluntarily either reduced the number of RSUs to be granted proposed by the compensation committee to $1 or contribute half of their RSUs to the share-based compensation pool which were then reallocated to compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our independent directors was approximately $120,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs that we granted in 2010 to our directors and executive officers under our 2005 long-term incentive plan. Each unit of RSU represents two ordinary shares after effected on August 10, 2009. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.
Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	-	-	-
Jordan Wu	-	-	-
Tien-Jen Lin	-	-	-
Chi-Chung Tsai	-	-	-
Dr. Chun-Yen Chang	-	-	-
Dr. Yan-Kuin Su	-	-	-
Yuan-Chuan Horng	-	-	-
Max Chan(1)	10,729	9,716	-
Jessica Pan(2)	15,182	9,716	20,648
John Chou	17,004	9,716	24,292
Norman Hung	18,219	9,716	26,722

(1)	Max Chan resigned as our Chief Financial Officer, with effect from October 1, 2010.

(2)	Jessica Pan was appointed as our Acting Chief Financial Officer, with effect from October 1, 2010.

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su, Dr. Chun-Yen Chang and Tien-Jen Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang, Dr. Yan-Kuin Su and Tien-Jen Lin. We intend to follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules that requires the nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2008, 2009 and 2010, we had 1,214, 1,229 and 1,341 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2010:

Function	Number
Research and development(1)	828
Engineering and manufacturing(2)	199
Sales and marketing(3)	223
General and administrative	91
Total	1,341

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

(3)	Includes field application engineers.

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

We made grants of 3,488,952 RSUs to our employees on September 28, 2010. The vesting schedule for such RSU grants is as follows: 68.11% of the RSU grants vested immediately and was settled by cash in the amount of $5.9 million on the grant date, with the remainder vesting equally on each of September 30, 2011, 2012 and 2013, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2011, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Dr. Biing-Seng Wu	67,710,206	19.1%
Jordan Wu	25,627,522	7.2%
Tien-Jen Lin	-	-
Chih-Chung Tsai	6,316,866	1.8%
Dr. Chun-Yen Chang	1,599,614	0.5%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Jessica Pan	20,420	*
John Chou	280,214	0.1%
Norman Hung	280,770	0.1%

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

As of March 31, 2011, 353,842,764 of our shares were outstanding. We believe that, of such shares, 158,550,400 shares in the form of ADSs were held by approximately 12,057 holders in the United States as of March 31, 2011.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2011, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu	67,710,206	19.1%
FMR LLC(1)	53,701,826	15.2%
Chimei Innolux(2)	50,799,506	14.4%
Jordan Wu	25,627,522	7.2%
All directors and executive officers as a group	102,751,716	29.1%

Notes:	(1)
According to the amendment to the Schedule 13G filed with the SEC on February 14, 2011, FMR LLC, together with its affiliates, beneficially owned 53,701,826 of our shares, some or all of which may include shares represented by our ADS, as of December 31, 2010. We do not have further information with respect to any changes in FMR LLC’s beneficial ownership of our shares subsequent to December 31, 2010.

(2)	As of March 31, 2011, Chimei Innolux also beneficially owns an equity interest of approximately 6.6% in our subsidiary Himax Media Solutions.

We have a close relationship with Chimei Innolux, one of our major shareholders and a leading TFT-LCD panel manufacturer based in Taiwan and listed on the Taiwan Stock Exchange. Chimei Innolux’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Chimei Innolux was formerly known as Innolux and is the surviving entity following the completion of the merger of CMO, Innolux, and TPO on March 18, 2010. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were former employees of CMO. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation, and Chimei Innolux currently is one of our largest shareholders. Chimei Innolux or CMO has also been our largest customer since our inception. In 2010, sales to Chimei Innolux (together with its affiliates), combined with Innolux and TPO before the merger, accounted for 52.8% of our revenues. Certain of our directors also held or hold key management positions at Chimei Innolux or, CMO or its affiliates prior to the merger. Mr. Tien-Jen Lin, our director, served as the Special Assistant to General Manager in Chimei Innolux. Prior to the merger, Mr. Jung-Chun Lin, our former director, was the senior vice president of finance and administration of CMO and Dr. Biing-Seng Wu, our chairman, was the vice chairman of the board of directors of CMO. After the merger, Mr. Jung-Chun Lin and Dr. Biing-Seng Wu no longer hold positions in Chimei Innolux. We also have entered into various transactions with Chimei Innolux, or CMO prior to the merger, and its affiliates as further described below.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Chimei Innolux and Related Companies

Chimei Innolux

We sold display drivers to Chimei Innolux. We generated net sales to Chimei Innolux in the amount of $72.4 million in 2010, including sales to CMO before its merger. Our receivables from such sales were $27.3 million as of December 31, 2010.

We lease office space, facilities and inventory locations from Chimei Innolux and certain of its subsidiaries. Rent and utility expenses resulting from such leases in 2010 were $1.1 million. The related payables as of December 31, 2010 were $0.4 million. As of December 31, 2010, we agreed to make future minimum lease payments of $2.5 million in aggregate under non-cancelable operating leases with these related parties.

In 2010, we purchased consumable and miscellaneous items amounting to $0.4 million from Chimei Innolux and other related parties. The related payables as of December 31, 2010 were nil.

CMO-NingBo

CMO-NingBo is a subsidiary of Chimei Innolux. We sell display drivers to CMO-NingBo. We generated net sales to CMO-NingBo in the amount of $167.3 million in 2010. Our receivables from such sales were $39.8 million as of December 31, 2010.

CMO-NanHai

CMO-NanHai is a subsidiary of Chimei Innolux. We sell display drivers to CMO-NanHai. We generated net sales to CMO-NanHai in the amount of $51.8 million in 2010. Our receivables from such sales were $16.3 million as of December 31, 2010.

NingBo Chi Hsin Electronics Ltd.

NingBo Chi Hsin Electronics Ltd., or Chi Hsin-NingBo, is a subsidiary of Chimei Innolux. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-NingBo. We generated net sales to Chi Hsin-NingBo in the amount of $19.7 million in 2010. Our receivables from such sales were $6.5 million as of December 31, 2010.

NingBo Chi Mei Electronics Ltd.

NingBo Chi Mei Electronics Ltd., or CME-NingBo, is a subsidiary of Chimei Innolux. We sell display drivers for large-sized applications to CME-NingBo. We generated net sales to CME-NingBo in the amount of $8.6 million in 2010, and our receivables from these sales were approximately $4.8 million as of December 31, 2010.

Dongguan Chi Hsin Electronics Co., Ltd.

Dongguan Chi Hsin Electronics Co., Ltd., or Chi Hsin-Dongguan, is a subsidiary of Chimei Innolux. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-Dongguan. We generated net sales to Chi Hsin-Dongguan in the amount of $0.6 million in 2010. Our receivables from such sales were nil as of December 31, 2010.

Amlink (Shanghai) Ltd.

Amlink (Shanghai) Ltd., or Amlink, is a subsidiary of Ampower Holding Ltd., which is an equity-method investee of Chimei Innolux. Beginning on March 18, 2010, it is no longer considered a related party. We sell timing controllers and operational amplifiers to Amlink. We generated net sales to Amlink in the amount of $0.9 million in 2010. Our receivables from such sales were nil as of December 31, 2010.

Other Related Party Transactions

Shenzhen Nexgen Trading Co., Ltd.

Shenzhen Nexgen Trading Co., Ltd., or Shenzhen Nexgen, is a subsidiary of Nexgen Mediatech Inc., where our Chairman, Dr. Biing-Seng Wu, serves as a director. We sell display drivers for large-sized applications to Shenzhen Nexgen. We generated net sales to Shenzhen Nexgen in the amount of $13.0 million in 2010. Our receivables from such sales were nil as of December 31, 2010.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See “Item 18. Financial Statements” for our audited consolidated financial statements.

8.A.2. See “Item 18. Financial Statements” for our audited consolidated financial statements, which cover the last three financial years.

8.A.3. See page F-1 for the report of our independent registered public accounting firm.

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See Note 21 to our audited consolidated financial statements included in “Item 18. Financial Statements.”

8.A.7. Litigation

On July 30, 2007, a class action was filed in the United States District Court for the Central District of California entitled Vivian Oh v. Max Chan, CV07-04891-DDP. The suit was allegedly brought on behalf of purchasers of our ordinary shares pursuant and/or traceable to our initial public offering on or about March 30, 2006. The complaint named our former Chief Financial Officer, Max Chan, as the sole defendant, alleging a breach of fiduciary duty and violations of Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint sought damages in an unspecified amount, rescission of the initial public offering, and attorney’s fees and costs. On August 30, 2007, a similar class action was filed in the same court entitled Michael Pfeiffer v. Himax Technologies, Inc., Max Chan, and Jordan Wu, CV07-05468-JFW. The suit was allegedly brought on behalf of purchasers of our ADSs issued in our initial public offering. The complaint named us, our Chief Executive Officer, Jordan Wu, and our former Chief Financial Officer, Max Chan, as defendants, alleging violations of Sections 11 and 15 of the Securities Act. The complaint sought damages in an unspecified amount and attorney’s fees and costs.

On October 3, 2007, the plaintiffs moved to consolidate the cases, appoint lead plaintiffs and approve lead plaintiffs’ selection of counsel. That motion was granted on February 5, 2008. Plaintiffs filed an amended complaint on February 25, 2008. The amended complaint again names as defendants us, Jordan Wu, and Max Chan, and adds Chairman Biing-Seng Wu, our former director Jung-Chun Lin and CMO as defendants. The amended complaint alleges that defendants violated Sections 11 and 15 of the Securities Act by failing to disclose certain facts related to CMO’s inventory. Plaintiffs seek unspecified damages, attorney’s fees and expenses, and rescission of the initial public offering.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
2006 (from March 31)	$9.45	$4.21	813.4
2007	6.15	3.53	741.1
2008	6.29	1.00	590.1
2009	3.97	1.32	529.5
First quarter	3.27	1.32	328.5
Second quarter	3.80	2.47	708.8
Third quarter	3.97	2.91	544.8
Fourth quarter	3.32	2.16	529.3
2010	3.28	2.00	297.0
First quarter	3.20	2.72	270.5
Second quarter	3.28	2.66	369.2
Third quarter	3.10	2.30	243.8
Fourth quarter	2.50	2.00	304.3
November	2.40	2.04	240.1
December	2.37	2.00	455.3
2011
First quarter	2.69	2.17	240.7
January	2.69	2.37	344.0
February	2.68	2.45	246.4
March	2.67	2.17	146.1
April	2.53	2.30	86.8
May (through May 19)	2.56	2.13	127.3

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares is the Nasdaq Global Select Market, on which our shares are traded in the form of ADSs.

In November 2009, we filed a listing application with the Taiwan Stock Exchange to list our ordinary shares on its main board, which was subsequently aborted in May 2010. Pursuant to the amendments to the Criteria Governing the Offering and Issuance of Securities by Foreign Issuers in Taiwan, which went into effect on May 19, 2010, we have become eligible to list TDRs on the Taiwan Stock Exchange. A major benefit of TDR listing for us, as opposed to primary listing, is that we would likely incur lower maintenance costs of listing in Taiwan because of the limited additional compliance requirements. We are currently preparing an application to list TDRs on the Taiwan Stock Exchange as an alternative to our aborted primary listing plan.

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

On August 6, 2009, our shareholders adopted the Second Amended and Restated Memorandum and Articles of Association at our annual general meeting which became effective on August 10, 2009 and were filed as exhibits to our current report on Form 6-K with the SEC on July 13, 2009. These were adopted primarily in connection with our proposed Taiwan listing to meet the Taiwan Stock Exchange’s primary listing requirement concerning protection of material shareholders rights under ROC’s Company Act and Securities Exchange Act. At the same time, our shareholders also adopted the Third Amended and Restated Memorandum and Articles of Association, which were filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2009 with the SEC on June 3, 2010 and are substantially the same as the Amended and Restated Memorandum and Articles of Association of our company except that our authorized share capital is stated to be $300,000,000 divided into 1,000,000,000 shares of nominal or par value of $0.3 each, on the condition that it shall become effective if the application made by our company to list its ordinary shares on the Taiwan Stock Exchange is rejected or aborted. On May 20, 2010, the Third Amended and Restated Memorandum and Articles of Association became effective as a result of the abortion of our primary listing application to the Taiwan Stock Exchange.

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

Taxation of Distributions

Distributions received by U.S. Holders with respect to the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. We do not expect to maintain records of earnings and profits in accordance with U.S. federal income tax principles, and therefore it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Select Market, where our ADSs are traded. Our ordinary shares are not traded on a securities market in the United States. Non-corporate U.S. Holders of our ordinary shares or ADSs should consult their own tax advisers regarding their eligibility for taxation at such favorable rates and whether they are subject to any special rules that limit their ability to be taxed at such favorable rates. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2010.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to interests held in stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2010, more than 99.0% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2010, approximately 66.3% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2010, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In September 2010, we received a payment of $0.5 million from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

•	legal, audit and other fees incurred in connection with preparation of Form 20-F and annual reports and ongoing SEC compliance and listing requirements;

•	director and officer insurance;

•	stock exchange listing fees;

•	non-deal roadshow expenses;

•	costs incurred by financial printer and share certificate printer;

•	postage for communications to ADR holders;

•	costs of retaining third party public relations, investor relations, and/or corporate communications advisory firms in the U.S.; and

•	costs incurred in connection with participation in retail investor shows and capital markets days.

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2010.

KPMG, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which is included below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 11, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
May 11, 2011

Changes in Internal Control Over Financial Reporting

In 2010, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Sinshih District, Tainan City 74148
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

We paid the following fees for professional services to KPMG for the years ended December 31, 2009 and 2010.

	Year ended December 31,
Services	2009	2010
Audit Fees(1)	$786,000	$936,000
All Other Fees(2)	17,000	3,300
Tax Fees(3)	-	1,700
Total	$803,000	$941,000

Notes:	(1)
Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years and Taiwan listing program. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports.

(3)	Tax Fees. This category consists of fees for general tax planning and advice.

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

On November 14, 2008, our board of directors authorized another share buyback program allowing us to repurchase up to $50.0 million of our ADSs in the open market or through privately negotiated transactions. We concluded this share buyback program in the third quarter of 2010 and repurchased a total of approximately $50.0 million of our ADSs (approximately 19.3 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the two share buyback programs for each of the specified periods.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2007 Share Buyback Program:
November 8, 2007 to November 30, 2007	3,973,514	$4.38	3,973,514	$22,612,902
December 1, 2007 to December 31, 2007	2,595,594	$4.23	6,569,108	$11,633,090
January 1, 2008 to January 31, 2008	849,914	$4.24	7,419,022	$8,025,902
March 1, 2008 to March 18, 2008	224,128	$4.67	7,643,150	$6,980,313
July 1, 2008 to July 17, 2008	21,300	$4.21	7,664,450	$6,890,632

2008 Share Buyback Program:
November 17, 2008 to November 30, 2008	561,411	$1.52	561,411	$49,144,319
December 1, 2008 to December 31, 2008	1,807,680	$1.35	2,369,091	$46,695,254
January 1, 2009 to January 31, 2009	1,243,903	$1.58	3,612,994	$44,728,654
February 1, 2009 to February 28, 2009	928,621	$1.70	4,541,615	$43,152,903
March 1, 2009 to March 31, 2009	643,884	$2.12	5,185,499	$41,785,487
April 1, 2009 to April 30, 2009	1,580,525	$2.73	6,766,024	$37,466,191
May 1, 2009 to May 18, 2009	734,939	$2.67	7,500,963	$35,501,073
July 8, 2009 to July 31, 2009	979,039	$3.63	8,480,002	$31,946,031
August 3, 2009 to August 31, 2009	1,734,252	$3.41	10,214,254	$26,029,399
September 1, 2009 to September 29, 2009	1,403,787	$3.36	11,618,041	$21,306,237
October 1, 2009 to October 30, 2009	1,574,538	$2.99	13,192,579	$16,590,908
November 2, 2009 to November 30, 2009	1,482,205	$2.44	14,674,784	$12,978,152
December 2, 2009 to December 31, 2009	819,558	$2.91	15,494,342	$10,597,029
January 22, 2010 to January 29, 2010	280,237	$2.95	15,774,579	$9,769,423
February 1, 2010 to February 26, 2010	752,978	$2.90	16,527,557	$7,586,933
March 2, 2010 to March 19, 2010	207,150	$2.99	16,734,707	$6,967,341
May 5, 2010 to May 25, 2010	780,239	$2.81	17,514,946	$4,772,512
June 2, 2010 to June 30, 2010	234,007	$2.98	17,748,953	$4,074,515
July 1, 2010 to July 26, 2010	362,497	$2.96	18,111,450	$3,002,786
August 5, 2010 to August 31, 2010	1,092,118	$2.43	19,203,568	$350,516
September 1, 2010 to September 7, 2010	144,800	$2.42	19,348,368	$25

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

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated May 11, 2011.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2009 and 2010.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(d) Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(e) Consolidated Statements of Equity of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(g) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1
Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

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

4.2
Plant Facility Service Agreement dated April 22, 2010 between Himax Display, Inc. and Chi Mei Innolux Corporation. (Incorporated by reference to Exhibit 4.2 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

4.3*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh.

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jessica Pan, Acting Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

*  Confidential treatment has been requested for portions of this exhibit.

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

Date: May 20, 2011

HIMAX TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U. S. generally accepted accounting principles.

As described in the Notes 2(n) and 13 to the consolidated financial statements, the Company adopted the measurement date provisions of Accounting Standards Codification (“ASC”) Subtopic 715-20 (“ASC 715-20”), “Compensation-Retirement Benefits-Defined Benefit Plans”, as of December 31, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 11, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
May 11, 2011

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2010
(in thousands of US dollars)

	December 31,
	2009	2010
Assets
Current assets:
Cash and cash equivalents	$110,924	96,842
Investments in marketable securities available-for-sale	10,730	8,632
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $26,327 and $17,180 at December 31, 2009 and 2010, respectively	64,496	80,212
Accounts receivable from related parties, less allowance for sales returns and discounts of $158 and $138 at December 31, 2009 and 2010, respectively	138,172	95,964
Inventories	67,768	117,988
Deferred income taxes	17,491	11,977
Restricted cash and cash equivalents	-	58,500
Prepaid expenses and other current assets	14,216	15,809
Total current assets	423,797	485,924

Investment securities, including securities measured at fair value of $0 and $5,196 at December 31, 2009 and 2010, respectively	11,619	24,622
Equity method investments	586	869
Property, plant and equipment, net	51,586	47,561
Deferred income taxes	24,548	24,729
Goodwill	26,846	26,846
Intangible assets, net	8,872	6,674
Restricted marketable securities	1,094	172
Other assets	1,500	2,223
	126,651	133,696
Total assets	$550,448	619,620

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2009 and 2010
(in thousands of US dollars, except share and per share data)

	December 31,
	2009	2010
Liabilities and Equity
Current liabilities:
Short-term debt	$-	57,000
Accounts payable	88,079	115,922
Income taxes payable	14,147	9,125
Deferred income taxes	-	96
Other accrued expenses and other current liabilities	18,425	23,605
Total current liabilities	120,651	205,748
Income taxes payable	902	133
Accrued pension liabilities	91	168
Deferred income taxes	2,217	1,215
Other liabilities	2,515	5,380
Total liabilities	126,376	212,644

Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 358,012,184 shares and 353,842,764 shares issued and outstanding at December 31, 2009 and 2010, respectively	107,404	106,153
Additional paid-in capital	102,924	100,291
Accumulated other comprehensive income	4	1,204
Unappropriated retained earnings	209,121	198,230
Total Himax Technologies, Inc. stockholders’ equity	419,453	405,878
Noncontrolling interests	4,619	1,098
Total equity	424,072	406,976
Commitments and contingencies
Total liabilities and equity	$550,448	619,620

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2009 and 2010
 (in thousands of US dollars, except per share data)

	Year Ended December 31,
	2008	2009	2010

Revenues
Revenues from third parties, net	$312,336	245,075	304,068
Revenues from related parties, net	520,463	447,306	338,624
	832,799	692,381	642,692

Costs and expenses:
Cost of revenues	628,693	550,556	507,647
Research and development	87,574	71,364	76,426
General and administrative	19,353	16,346	18,770
(Recovery of ) bad debt expense	25,305	218	(8,788)
Sales and marketing	11,692	10,360	13,279
Total costs and expenses	772,617	648,844	607,334

Operating income	60,182	43,537	35,358

Non operating income (loss):
Interest income	3,315	766	607
Gain (loss) on sale of marketable securities, net	913	(87)	296
Equity in losses of equity method investees	-	(89)	(410)
Foreign currency exchange losses, net	(844)	(510)	(899)
Interest expense	-	(3)	(182)
Other income, net	469	111	524
	3,853	188	(64)
Earnings before income taxes	64,035	43,725	35,294
Income tax expense (benefit)	(8,689)	7,915	6,228
Net income	72,724	35,810	29,066
Net loss attributable to noncontrolling interests	3,657	3,840	4,140
Net income attributable to Himax Technologies, Inc. stockholders	$76,381	39,650	33,206

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.20	0.11	0.09
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.20	0.11	0.09

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2008, 2009 and 2010
 (in thousands of US dollars)

	Year Ended December 31,
	2008	2009	2010

Net income	$72,724	35,810	29,066
Other comprehensive income:
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	943	(193)	1,511
Reclassification adjustment for realized losses (gains) included in net income	(913)	87	(296)
Foreign currency translation adjustments, not subject to income tax	(295)	463	210
Net unrecognized actuarial loss, net of tax of $(20), $(18) and $(54) in 2008, 2009 and 2010, respectively	(67)	(22)	(203)
Comprehensive income	72,392	36,145	30,288
Comprehensive loss attributable to noncontrolling interests	3,682	3,823	4,118
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$76,074	39,968	34,406

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended December 31, 2008, 2009 and 2010
(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Un-appropriated retained earnings	Total Himax Technologies, Inc. stockholders' equity	Non-controlling interests	Total Equity
	Shares	Amount

Balance at January 1, 2008	383,959	$115,188	120,725	-	(7)	215,403	451,309	11,089	462,398
Shares acquisition	(6,929)	-	-	(8,372)	-	-	(8,372)	-	(8,372)
Shares retirement	-	(2,079)	(6,293)	8,372	-	-	-	-	-
Restricted stock granted	3,209	963	(963)	-	-	-	-	-	-
Share-based compensation expenses	-	-	8,937	-	-	-	8,937	149	9,086
New shares issued by subsidiary	-	-	2,040	-	-	-	2,040	(917)	1,123
Sale of subsidiary shares to noncontrolling interests	-	-	-	-	-	-	-	196	196
Net unrecognized actuarial loss, net of tax of $(20)	-	-	-	-	(49)	-	(49)	(18)	(67)
Unrealized holding gains (losses) on available-for-sale marketable securities	-	-	-	-	36	-	36	(6)	30
Foreign currency translation adjustments	-	-	-	-	(294)	-	(294)	(1)	(295)
Declaration of cash dividends, $0.175 per share	-	-	-	-	-	(66,817)	(66,817)	-	(66,817)
Net income (loss)	-	-	-	-	-	76,381	76,381	(3,657)	72,724
Balance at December 31, 2008	380,239	114,072	124,446	-	(314)	224,967	463,171	6,835	470,006

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity (Continued)

Years ended December 31, 2008, 2009 and 2010
(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Un-appropriated retained earnings	Total Himax Technologies, Inc. stockholders' equity	Non-controlling interests	Total Equity
	Shares	Amount

Shares acquisition	(26,251)	-	-	(36,462)	-	-	(36,462)	-	(36,462)
Shares retirement	-	(7,875)	(28,587)	36,462	-	-	-	-	-
Restricted stock granted	4,024	1,207	(1,207)	-	-	-	-	-	-
Share-based compensation expenses	-	-	8,181	-	-	-	8,181	372	8,553
New shares issued by subsidiary	-	-	(207)	-	-	-	(207)	1,234	1,027
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	285	-	-	-	285	1	286
Dilution gain of equity method investments	-	-	13	-	-	-	13	-	13
Net unrecognized actuarial loss, net of tax of $(18)	-	-	-	-	(41)	-	(41)	19	(22)
Unrealized holding losses on available-for-sale marketable securities	-	-	-	-	(105)	-	(105)	(1)	(106)
Foreign currency translation adjustments	-	-	-	-	464	-	464	(1)	463
Declaration of cash dividends, $0.150 per share	-	-	-	-	-	(55,496)	(55,496)	-	(55,496)
Net income (loss)	-	-	-	-	-	39,650	39,650	(3,840)	35,810
Balance at December 31, 2009	358,012	107,404	102,924	-	4	209,121	419,453	4,619	424,072

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity (Continued)

Years ended December 31, 2008, 2009 and 2010
(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Un-appropriated retained earnings	Total Himax Technologies, Inc. stockholders' equity	Non-controlling interests	Total Equity
	Shares	Amount

Shares acquisition	(7,708)	-	-	(10,755)	-	-	(10,755)	-	(10,755)
Shares retirement	-	(2,312)	(8,443)	10,755	-	-	-	-	-
Restricted stock granted	3,539	1,061	(1,061)	-	-	-	-	-	-
Share-based compensation expenses	-	-	6,219	-	-	-	6,219	92	6,311
New shares issued by subsidiary	-	-	-	-	-	-	-	353	353
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	652	-	-	-	652	152	804
Net unrecognized actuarial loss, net of tax of $(54)	-	-	-	-	(201)	-	(201)	(2)	(203)
Unrealized holding gains on available-for-sale marketable securities	-	-	-	-	1,193	-	1,193	22	1,215
Foreign currency translation adjustments	-	-	-	-	208	-	208	2	210
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	(44,097)	(44,097)	-	(44,097)
Net income (loss)	-	-	-	-	-	33,206	33,206	(4,140)	29,066
Balance at December 31, 2010	353,843	$106,153	100,291	-	1,204	198,230	405,878	1,098	406,976

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2009 and 2010
(in thousands of US dollars)

	Year Ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income	$72,724	35,810	29,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,318	13,795	13,626
Bad debt expense	25,305	218	-
Share-based compensation expenses	9,086	8,553	6,311
Loss on disposal of property and equipment	89	43	34
Gain on disposal of subsidiary shares, net	(341)	-	-
Loss (gain) on disposal of marketable securities, net	(913)	87	(296)
Unrealized gain on conversion option	-	-	(320)
Interest income from amortization of discount on investment in corporate bonds	-	-	(52)
Equity in losses of equity method investees	-	89	410
Deferred income tax expense (benefit)	(12,348)	1,448	4,481
Inventories write downs	18,028	13,622	10,557
Changes in operating assets and liabilities:
Accounts receivable	12,342	(13,686)	(14,782)
Accounts receivable from related parties	89,850	(33,685)	41,306
Inventories	1,371	14,401	(60,777)
Prepaid expenses and other current assets	8,012	(2,300)	(1,590)
Accounts payable	(93,301)	34,360	27,843
Income taxes payable	(3,206)	(880)	(5,793)
Other accrued expenses and other current liabilities	(2,516)	2,452	4,767
Other liabilities	-	(697)	2,840
Net cash provided by operating activities	136,500	73,630	57,631
Cash flows from investing activities:
Purchase of property and equipment	(17,490)	(10,592)	(7,172)
Proceeds from disposal of property and equipment	32	25	-
Purchase of available-for-sale marketable securities	(68,892)	(34,248)	(34,976)
Disposal of available-for-sale marketable securities	71,172	39,263	33,443
Purchase of investment securities	(4,481)	-	(7,524)
Purchase of equity method investments	-	(663)	(906)
Refund from (increase in) refundable deposits	(86)	(217)	298
Increase in other assets	-	(7)	(684)
Pledge of restricted cash, cash equivalents and marketable securities	(2,065)	(1,002)	(57,578)
Purchase of intangible assets	-	(100)	-
Net cash used in investing activities	(21,810)	(7,541)	(75,099)

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2008, 2009 and 2010
 (in thousands of US dollars)

	Year Ended December 31,
	2008	2009	2010

Cash flows from financing activities:
Distribution of cash dividends	$(66,817)	(55,496)	(44,097)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	719	529	1,011
Purchase of subsidiary shares from noncontrolling interests	(673)	(243)	(207)
Proceeds from issuance of new shares by subsidiaries	1,123	1,027	353
Payments to acquire ordinary shares for retirement	(8,656)	(36,596)	(10,755)
Proceeds from borrowing of short-term debt	-	80,000	217,000
Repayment of short-term debt	-	(80,000)	(160,000)
Net cash provided by (used in) financing activities	(74,304)	(90,779)	3,305
Effect of foreign currency exchange rate changes on cash and cash equivalents	34	414	81
Net increase (decrease) in cash and cash equivalents	40,420	(24,276)	(14,082)
Cash and cash equivalents at beginning of year	94,780	135,200	110,924
Cash and cash equivalents at end of year	$135,200	110,924	96,842
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	3	170
Income taxes	$7,175	7,652	8,329

See accompanying notes to consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008, 2009 and 2010

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands.  Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2009	2010

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Anyang Limited	Sales	South Korea	100.00%	100.00%
Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Display, Inc.	IC design, manufacturing and sales	ROC	88.73%	87.96%
Integrated Microdisplays Limited	IC design and sales	Hong Kong	88.73%	87.96%
Himax Analogic, Inc.	IC design and sales	ROC	77.56%	75.11%
Himax Imaging, Inc.	Investments	Cayman Islands	94.80%	93.37%
Himax Imaging, Ltd.	IC design and sales	ROC	94.80%	93.37%
Himax Imaging Corp.	IC design and sales	California, USA	94.80%	93.37%
Argo Limited	Investments	Cayman Islands	100.00%	100.00%
Tellus Limited	Investments	Cayman Islands	100.00%	100.00%
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	77.91%	78.11%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2009	2010

Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	77.91%	78.11%
Harvest Investment Limited	Investments	ROC	-	100.00%

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS effect from August 10, 2009.  See Note15 (a) as further described.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays.  The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small-and medium-sized TFT-LCD panels which are used in mobile handsets, and consumer electronics products such as netbook computers (with a display size of typically less than 10 inches), digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays.  The Company also offers display drivers for panels using OLED technology and LTPS technology.  In addition, the Company is expanding its product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs, CMOS image sensors, wafer level optics products, infinitely color technology and 2D to 3D conversion solutions.  The Company’s customers are TFT-LCD panel manufacturers, mobile device module manufacturers and television makers.

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

December 31, 2008, 2009 and 2010

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the valuation of derivatives, deferred income tax assets, property, plant and equipment, inventory, share-based compensation and potential impairment of intangible assets, goodwill, marketable securities and other investment securities and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.  As of December 31, 2009 and 2010, the Company had $87,600 thousand and $77,500 thousand of cash equivalents, respectively, in US dollar denominated time deposits with original maturities of less than three months.  As of December 31, 2010, cash in the amount of $13,500 thousand and time deposits in the amount of $45,000 thousand had been pledged as collateral for short term debts and guarantees for Government grants which would be released within one year and are therefore excluded from cash and cash equivalents for purpose of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2009 and 2010 consist of investments in marketable securities, investments in non-marketable equity securities and corporate bond.  All of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value.

Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.  Unrealized holding gains and losses, net of related taxes on available for sale securities are excluded from earnings and reported as a separate component of equity in accumulated other comprehensive income (loss) until realized.  Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

Conversion option in the Company’s investment in corporate convertible bonds are separated from the corporate bonds and accounted for separately as the economic characteristics and risks of the corporate bonds and the conversion options are not closely related, a separate instrument with the same terms as the conversion options would meet the definition of a derivative, and the combined instrument is not measured at fair value. Changes in the fair value of the separated conversion options are recognized immediately in earnings.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Premiums and discounts on the corporate bonds are amortized over the life of the bonds as an adjustment to yield using the effective-interest method and are included in the interest income in the accompanying consolidated statements of income.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

As of December 31, 2009 and 2010, the Company had $1,094 thousand and $172 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (included in FASB ASC Topic 320, Investments—Debt and Equity Securities), which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities.  When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether a company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.  If a company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date.  If a company does not intend to sell the security and it is not more likely than not that a company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.  The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable income taxes.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Equity investments in entities where the Company has the ability to exercise significant influence over the operating and financial policy decisions of the investee, but does not have a controlling financial interest in the investee, are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in earnings from the date the significant influence commences until the date that significant influence ceases. The difference between the cost of an investment and the amount of underlying equity in net assets of an investee at investment date was amortized over useful life of related assets.

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

December 31, 2008, 2009 and 2010

(g)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s new headquarters, and machinery and equipment used in the design and development of products, and is stated at cost.  Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery and equipment 2 to 10 years.  Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset.  Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 6 years.

(h)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the business combination of the Company’s acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.) in 2007 that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually.  Impairment testing for goodwill is done at a reporting unit level, which for the Company is the enterprise as a whole.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805 (SFAS No. 141), Business Combinations.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  Management considers the enterprise as a whole to be the reporting unit for purpose of evaluating goodwill impairment and consequently, the Company’s market capitalization based on the quoted market price of the Company’s ordinary shares is a primary part of the fair value measurement, and is adjusted by management’s estimate of an appropriate control premium.  In addition, other valuation techniques such the discounted present value of future cash flows, maybe be considered by management as necessary to validate in management’s estimation of the fair value of the Company using the adjusted market capitalization approach.

The Company performs its annual impairment review of goodwill at October 31, and when a triggering event occurs between annual impairment tests.  During 2008, 2009 and 2010, management performed its impairment testing of goodwill and concluded that there was no impairment in all years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(i)	Intangible Assets

Acquired intangible assets include patents, developed technology and customer relationship assets at December 31, 2009 and 2010.  Intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

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

December 31, 2008, 2009 and 2010

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred.  Advertising expenses for the years ended December 31, 2008, 2009 and 2010, were $20 thousand, $21 thousand and $161 thousand, respectively.

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

December 31, 2008, 2009 and 2010

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

December 31, 2008, 2009 and 2010

(q)	Earnings Per Ordinary Share

Basic earnings per ordinary share is computed using the weighted average number of ordinary shares outstanding during the period.  Diluted earnings per ordinary share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period.  Ordinary equivalent shares are ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees.

As further described in the Note 15 (a) to the consolidated financial statements, in August 2009 a recapitalization plan including a stock split in the form of a dividend and a shares consolidation was approved and executed.  All references in the accompanying consolidated financial statements and notes to the number of shares outstanding, per share amounts and share data of the Company’s ordinary shares have been retroactively adjusted to reflect the effect of the stock split and shares consolidation for all periods presented.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2008	2009	2010

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$76,381	39,650	33,206
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	383,229	369,652	355,037
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.20	0.11	0.09

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.  In 2008, the unvested 3,122,590 RSUs (represents 6,245,180 ordinary shares) which will vest during 2009, 2010 and 2011 were excluded as their effect would be anti-dilutive.  In 2009, the unvested 612,313 RSUs (represents 1,224,626 ordinary shares) which will vest in 2010 were excluded as their effect would be anti-dilutive.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

	Year Ended December 31,
	2008	2009	2010

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$76,381	39,650	33,206
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	383,229	369,652	355,037
Unvested RSUs (in thousands)	524	577	653
	383,753	370,229	355,690
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.20	0.11	0.09

(r)	Share-Based Compensation

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

(s)	Noncontrolling Interests

Noncontrolling interests are classified in the consolidated statements of income as part of consolidated net income  and the accumulated amount of noncontrolling interests as part of equity in the consolidated balance sheets.  If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2008	2009	2010

Net income attributable to Himax Technologies, Inc. stockholders	$76,381	39,650	33,206
Transfers (to) from the noncontrolling interests:
Increase in Himax Technologies, Inc.’s paid-in capital for sale of shares of Himax Display, Himax Analogic and Himax Media Solutions	-	285	652
Increase in Himax Technologies, Inc.’s paid-in capital for new shares issued by Himax Display, and Himax Media Solutions	2,040	35	-
Decrease in Himax Technologies, Inc.’s paid-in capital for purchase of new shares issued by Himax Analogic	-	(242)	-
Net transfers from noncontrolling interests	2,040	78	652
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$78,421	39,728	33,858

(t)	Fair Value Measurements

On January 1, 2008, the Company adopted ASC 820 (SFAS No. 157), Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  ASC 820 (SFAS No. 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 (SFAS No. 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements.  See Note 17.

On January 1, 2009, the Company adopted ASC 820 (SFAS No. 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

(u)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 3.	Investments in Marketable Securities Available-for sale

Following is a summary of marketable securities as of December 31, 2009 and 2010:

	December 31, 2009
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$2,212	6	-	2,218
Open-ended bond fund	8,469	43	-	8,512
Total	$10,681	49	-	10,730

	December 31, 2010
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	21	-	171
Open-ended bond fund	7,995	466	-	8,461
Total	$8,145	487	-	8,632

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2009 and 2010 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2008, 2009 and 2010 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Year ended December 31, 2008	$71,172	1,060	(147)
Year ended December 31, 2009	$39,263	179	(266)
Year ended December 31, 2010	$33,443	326	(30)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 4.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2008, 2009 and 2010 follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges (credits) to earnings	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2008	$-	25,305	(8)	25,297
For the year ended December 31, 2009	$25,297	218	-	25,515
For the year ended December 31, 2010	$25,515	(8,788)	-	16,727

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2008	$493	1,657	(1,988)	162
For the year ended December 31, 2009	$162	2,391	(1,583)	970
For the year ended December 31, 2010	$970	4,551	(4,930)	591

Note 5.	Equity Method Investments

As of December 31, 2009 and 2010, equity method investments consisted of the following:

	December 31,
	2009		2010
	Amount	Holding %	Amount	Holding %

Hangzhou Crystal Display Technology Co., Ltd.	$284	30.00	125	30.00
Shinyoptics Corp.	302	15.15	-	-
Create Electronic Optical Co., Ltd.	-	-	744	21.11
	$586		869

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Investments accounted for under the equity method consist of Hangzhou Crystal Display Technology Co., Ltd. (Crystal, newly incorporated in May, 2009) that were purchased in June 2009, 15.15% of the outstanding ordinary shares of Shinyoptics Corp. (Shinyoptics, newly incorporated in July, 2009) that were purchased in September 2009 and Create Electronic Optical Co., Ltd. (C.E.O.) that were purchased in March 2010.  Crystal and Shinyoptics are LCOS project module companies and C.E.O. is a camera module supplier.

Since October 1, 2010, the Company had no seat on Shinyoptics’ board of directors and lost the ability to exercise significant influence over Shinyoptics.  Therefore, the Company ceased to apply equity method on its investment in Shinyoptics.

There is no difference between the Company’s cost and the Company’s share of net assets of equity method investees on investments in Crystal and Shinyoptics.

At investment date, the difference between the carrying amount of the Company’s investment in C.E.O. and the underlying equity in the net assets of C.E.O. was $370 thousand which was resulting from C.E.O.’s identifiable intangible assets and was amortized over 3 years.  At the December 31, 2010, the excess of cost of such investment in C.E.O. over the Company’s share of the net assets of C.E.O. was $303 thousand.

As of December 31, 2010, it was not practicable for management to estimate the fair value of the Company’s investments in Crystal and C.E.O. due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.  However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

Note 6.	Inventories

As of December 31, 2009 and 2010, inventories consisted of the following:

	December 31,
	2009	2010
	(in thousands)

Finished goods	$27,802	38,709
Work in process	28,043	66,271
Raw materials	11,874	12,987
Supplies	49	21
	$67,768	117,988

Inventory write-downs were $18,028 thousand, $13,622 thousand and $10,557 thousand for the years ended December 31, 2008, 2009 and 2010, respectively, and are included in cost of revenues.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 7.	Goodwill and Intangible Assets

(a)	Intangible Assets

	December 31, 2009
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	2,723
Customer relationship	8,100	7 years	3,375
Patents	842	6 years	311
Total	$15,281		6,409

	December 31, 2010
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	3,609
Customer relationship	8,100	7 years	4,532
Patents	842	6 years	466
Total	$15,281		8,607

Amortization expense for the years ended December 31, 2008, 2009 and 2010, was $2,140 thousand, $2,193 thousand and $2,198 thousand, respectively.  Estimated amortization expense for the next five years is $2,180 thousand in 2011, $2,126 thousand in 2012 and 2013, $177 thousand in 2014, and $7 thousand in 2015.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010
During the fourth quarter of 2008, the worldwide financial crisis has adversely contributed to the decline in the Company’s quoted share price.  At December 31, 2008, the market capitalization of the Company was lower than its equity book value.  Consequently, management performed an evaluation at the 2008 year-end to assess potential impairment of the Company’s goodwill based on the Company’s adjusted market capitalization at December 31, 2008.  Specifically, management adjusted the Company’s market capitalization by an appropriate control premium to derive at the estimated fair value of the Company.  Management believes that the control premium represents the additional amount per share market participants would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, management referenced MergerStat database and Standard Industrial Classification (SIC) to identify comparable merger and acquisition transactions in 2008 in the Company’s industry.  Management further believes that the control premium has increased under the current market conditions due to the significant volatility of the Company’s share price that may have distorted the market capitalization as a measure of fair value at 2008 year-end.  Furthermore, management validated the results of adjusted market capitalization valuation approach with the results of an income approach of measuring the fair value of the Company.  Based on management’s assessment, the Company’s fair value exceeded the net book value of the Company at December 31, 2008.   At October 31, 2009 and 2010, the annual goodwill impairment evaluation date, the fair value of the reporting unit, based on the quoted market price of the Company’s shares, is higher than its carrying amount.  Therefore, management concluded that goodwill was not impaired.

Note 8.	Property, Plant and Equipment

	December 31,
	2009	2010
	(in thousands)
Land	$10,154	10,154
Building and improvements	17,084	17,199
Machinery	18,828	21,195
Research and development equipment	15,008	16,484
Software	9,875	10,267
Office furniture and equipment	6,107	6,463
Others	7,712	10,029
	84,768	91,791
Accumulated depreciation and amortization	(34,388)	(45,582)
Prepayment for purchases of equipment	1,206	1,352
	$51,586	47,561

Depreciation and amortization of these assets for the years ended December 31, 2008, 2009 and 2010, was $10,178 thousand, $11,602 thousand and $11,428 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 9.	Investment securities, including securities measured at fair value

(a)	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2009 and 2010:

	December 31,
	2009	2010
	(in thousands)

Chi Lin Technology Co. Ltd.	$1,057	1,057
Jetronics International Corp.	1,600	1,600
C Company	8,962	8,962
Spatial Photonics, Inc.	-	6,500
eTurboTouch Technology Inc.	-	715
Oculon Optoelectronics Inc.	-	309
Shinyoptics Corp.	-	283
	$11,619	19,426

As of December 31, 2010, it was not practicable for management to estimate the fair values of the Company’s investments in equity listed above due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.  However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

(b)	Investments in corporate convertible bonds

On August 10, 2010, the Company purchased 1,620,000 units of the corporate convertible bonds issued by Chang Wah Electromaterials Inc. (“CWE”).  The bonds have embedded conversion options which the Company can require CWE to settle the bonds during the period from September 11, 2010 to July 31, 2015 by converting each unit of bond into 0.6020 common shares of CWE.  The embedded conversion options were separated from the corporate bonds and accounted for separately.  The corporate bonds were recorded as available-for sale security and the separated convertible option was recorded as other assets in the accompanying consolidated balance sheets.

Following is a summary of the corporate bonds as of December 31, 2010:

	Aggregate Cost	Gross unrealized gains	Discount amortization	Aggregate market Value
	(in thousands)
Corporate bond-available for sale	$4,365	779	52	5,196

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Following is a summary of the separated conversion options as of December 31, 2010:

	Aggregate	Gross unrealized		Fair
	Cost	gains	losses	value
	(in thousands)
Conversion option	$684	320	-	1,004

Note 10.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2009	2010
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$6,254	7,080
Payable for purchases of equipment	529	739
Accrued software maintenance	1,550	1,700
Accrued payroll and related expenses	2,951	3,356
Accrued professional service fee	1,268	1,438
Accrued warranty costs	679	679
Accrued insurance, welfare expenses, etc.	5,194	8,613
	$18,425	23,605

The movement in accrued warranty costs for the years ended December 31, 2008, 2009 and 2010 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)
Year ended December 31, 2008	$335	1,526	(1,612)	249
Year ended December 31, 2009	$249	2,920	(2,490)	679
Year ended December 31, 2010	$679	3,772	(3,772)	679

Note 11.	Short-Term Debts

Short-term debts are bank loans with interest rates per annum that ranged from 0.62% to 0.70%, and cash and cash equivalents in the form of time deposits of totaling $57,500 thousand are pledged as collateral.

As of December 31, 2010, unused credit lines amounted to $61,661 thousand, which will expire between March 2011 and February 2012.  Among which, $301 thousand expired in March 2011.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 12.	Government Grants

The Company entered into several contracts with Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and Institute for Information Industry (III) during 2008, 2009 and 2010 primarily for the development of certain new leading products or technologies.  Details of these contracts are summarized below:

Authority	Total Grant		Execution Period	Product Description
(in thousands)
DOIT of MOEA	NT$	22,670 (US$703)	August 2007 to July 2009	Display Port IC
DOIT of MOEA		30,240 (US$919)	October 2008 to September 2010	Multi-standard Decoder iDTV SOC
III		1,860 (US$57)	March 2009 to November 2009	Himax Headquarter Excellent Program (I)
III		4,340 (US$140)	January 2010 to November 2011	Himax Headquarter Excellent Program (II)
III		18,700 (US$582)	January 2010 to December 2011	LCOS Projector Development Program

Government grants recognized by the Company as a reduction of research and development expense and general and administrative expense in the accompanying consolidated statements of income in 2008, 2009 and 2010 were $595 thousand, $534 thousand and $819 thousand, respectively.

Note 13.	Retirement Plan

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2008, 2009 and 2010, based on the contribution called for was $1,362 thousand, $1,354 thousand and $1,507 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan.  The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations.  Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable.  The Company is required to make contribution for the Defined Benefit Plan until it is fully funded.  Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $151 thousand to its pension fund maintained with the Bank of Taiwan and $2,860 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2011.

The Company uses a measurement date of December 31, for the Defined Benefit Plan.  The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2009	2010
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,243	1,332
Service cost	-	-
Interest cost	31	29
Actuarial loss	58	352
Benefit obligation at end of year	1,332	1,713
Change in plan assets:
Fair value at beginning of year	1,581	1,869
Actual return on plan assets	11	31
Employer contribution	277	276
Fair value at end of year	1,869	2,176
Funded status	$537	463
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$628	631
Accrued pension liabilities	(91)	(168)
Net amount recognized	$537	463

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $443 thousand, $465 thousand and $668 thousand at December 31, 2008, 2009 and 2010, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $461 thousand and $603 thousand at December 31, 2009 and 2010, respectively.  As of December 31, 2009 and 2010, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2008, 2009 and 2010, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Service cost	$-	-	-
Interest cost	34	31	29
Expected return on plan assets	(35)	(40)	(43)
Net amortization	34	25	27
Net periodic pension cost	$33	16	13

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 is $36 thousand.

At December 31, 2009 and 2010, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2009	2010

Discount rate	2.25%	2.00%
Rate of increase in compensation levels	4.00%	4.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

For the years ended December 31, 2008, 2009 and 2010, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2008		2009		2010
	Himax Taiwan, Himax Media Solutions, HimaxDisplay & Himax Analogic	Himax Semiconductor	Himax Taiwan, Himax Media Solutions, HimaxDisplay & Himax Analogic	Himax Semiconductor	Whole

Discount rate	2.50%	2.50%		2.25%	2.00%
Rate of increase in compensation levels	4.00%	5.00%		4.00%	4.00%
Expected long-term rate of return on pension assets	2.50%	2.50%		2.25%	2.00%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan in 2020 is $211 thousand and no benefits payments to be paid during the years from 2011 to 2019.

Note 14.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

Cost of revenues	$435	264	240
Research and development	15,861	10,936	8,803
General and administrative	2,813	1,959	1,525
Sales and marketing	2,691	1,902	1,613
	$21,800	15,061	12,181

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(a)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan.  The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company (after recapitalization effected on August 10, 2009).

On December 30, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to the Company’s employees and independent directors, respectively.  The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.  The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% that vested on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

On September 29, 2006, the Company’s compensation committee made grants of 3,798,808 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 47.29% of the RSUs grant vested immediately on the grant date and a subsequent 17.57% that vested on each of September 30, 2007, 2008 and 2009, subject to certain forfeiture events.

On September 26, 2007, the Company’s compensation committee made grants of 6,694,411 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 54.55% of the RSUs grant vested immediately on the grant date which were settled by cash amounting to $14,426 thousand, a subsequent 15.15% that vested on each of September 30, 2008, 2009 and 2010 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

December 31, 2008, 2009 and 2010

On September 28, 2010, the Company’s compensation committee made grants of 3,488,952 RSUs to the Company’s employees.  The vesting schedule for the RSUs is as follows: 68.11% of the RSUs grant vested immediately on the grant date which were settled by cash amounting to $5,870 thousand, a subsequent 10.63% will vest on each of September 30, 2011, 2012 and 2013 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which was $8.62 per ADS, $5.71 per ADS, $3.95 per ADS, $2.95 per ADS, $3.25 per ADS and $2.47 per ADS on December 30, 2005, September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009 and September 28, 2010, respectively.

In December 2007, due to the carve-out of television semiconductor solutions business to incorporate Himax Media Solutions, Inc. (“Himax Media Solution”, a consolidated subsidiary), 145 employees were transferred from Himax Taiwan to Himax Media Solutions.  361,046 units of these employees’ unvested RSUs were cancelled in exchange for 3,416,714 nonvested shares of Himax Media Solutions’ ordinary share.  See Note 14 (b)(iii) for further details of the modification of award.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2008	3,653,389	$4.75
Granted	7,108,675	2.95
Vested	(5,914,336)	3.55
Forfeited	(311,433)	4.10
Balance at December 31, 2008	4,536,295	3.54
Granted	3,577,686	3.25
Vested	(4,014,338)	3.58
Forfeited	(261,891)	3.57
Balance at December 31, 2009	3,837,752	3.23
Granted	3,488,952	2.47
Vested	(4,145,854)	2.84
Forfeited	(492,468)	3.10
Balance at December 31, 2010	2,688,382	2.87

As of December 31, 2010, the total compensation cost related to the unvested RSUs not yet recognized was $5,702 thousand.  The weighted-average period over which it is expected to be recognized is 1.86 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long-term incentive plan is summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

Cost of revenues	$435	264	240
Research and development	14,906	10,078	8,153
General and administrative	2,813	1,938	1,505
Sales and marketing	2,671	1,853	1,587
	$20,825	14,133	11,485

(b)	Nonvested Shares Issued to Employees

(i)
In September 2005, Himax Analogic granted nonvested shares of its ordinary shares to certain employees for their future service.  The shares vested over four years after the grant date.  The Company recognized compensation expenses of $45 thousand and $15 thousand in 2008 and 2009, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2008	703,000	$0.319
Forfeited	(30,000)	0.319
Balance at December 31, 2008	673,000	0.319
Forfeited	(15,000)	0.319
Vested	(658,000)	0.319
Balance at December 31, 2009	-	-

As of December 31, 2009, the total compensation cost related to this award has been fully recognized.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(ii)
During September 2007 to December 2010, Himax Imaging Inc. (“Himax Imaging”, a consolidated subsidiary) granted nonvested shares of its ordinary shares to certain employees for their future service, and the employees must pay $0.15 or $0.3 (employees hired after March 1, 2009) per share.  The shares vest over four years after the grant date.  If employees leave Himax Imaging before completing the four year service period, they would sell these shares back to Himax Imaging at their original purchase price.  The Company recognized compensation expenses of $261 thousand, $340 thousand and $355 thousand in 2008, 2009 and 2010, respectively.  Such compensation expense was recorded as research and development expenses, general and administrative expense and sales and marketing expense in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued, which was US$0.33 per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2008	5,559,000	$0.33
Granted	1,258,000	0.33
Vested	(1,996,229)	0.33
Forfeited	(250,000)	0.33
Balance at December 31, 2008	4,570,771	0.33
Granted	2,253,000	0.33
Vested	(903,882)	0.33
Forfeited	(271,000)	0.33
Balance at December 31, 2009	5,648,889	0.33
Granted	1,380,000	0.33
Vested	(868,390)	0.33
Forfeited	(813,722)	0.33
Balance at December 31, 2010	5,346,777	0.33

As of December 31, 2010, the total compensation cost related to this award not yet recognized was $447 thousand.  The weighted-average period over which it is expected to be recognized is 2.04 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(iii)
As stated in Note 14 (a) above, in December 2007, Himax Media Solutions granted 3,416,714 nonvested shares of its ordinary shares to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs.  The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification.  The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

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

The vesting schedule for the nonvested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010.  The Company recognized compensation expenses of $432 thousand, $432 thousand and $161 thousand in 2008, 2009 and 2010, respectively.  Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2008	3,398,714	$0.464
Forfeited	(376,189)	0.464
Balance at December 31, 2008	3,022,525	0.464
Vested	(1,432,000)	0.464
Forfeited	(469,525)	0.464
Balance at December 31, 2009	1,121,000	0.464
Vested	(988,000)	0.464
Forfeited	(133,000)	0.464
Balance at December 31, 2010	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

As of December 31, 2010, the total compensation cost related to this award has been fully recognized.

(c)	RSUs issued in connection with the acquisition of Himax Semiconductor

On February 1, 2007, the Company granted 418,440 units of RSUs in exchange for Himax Semiconductor’s unvested stock option where each unit of RSU represents two ordinary share of the Company.  127,283 RSUs (represents 254,566 ordinary shares) grant vested immediately on the acquisition date and a subsequent 10%, 33% and 27% of the RSU grant that vested on each of September 30, 2007, 2008 and 2009, respectively, subject to certain forfeiture events.  Vested portion of the RSUs grant was included in the purchase cost of  Himax Semiconductor while the unvested portion is treated as post-combination compensation expense.  The value of the unvested portion of the RSUs grant amounted to $945 thousand which was determined based on the market price of the Company’s ordinary shares on the acquisition date.  Such post-combination compensation expense is amortized to compensation expense on a straight-line basis over the requisite service period.  RSUs activity issued in connection with the acquisition of Himax Semiconductor during the period indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	52,566	$7.064
Forfeited	(52,566)	7.064
Balance at December 31, 2008	-	-

(d)	Employee stock options

On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees.  These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares.  The exercise price is NT$15 (US$0.464) and NT$10 (US$0.311), respectively.  All options under these plans have four-year terms and 50%, 25% and 25% of each grant will become exercisable subsequent to the second, third and fourth anniversary of the grant date, respectively.  The Company recognized compensation expenses of $237 thousand, $141 thousand and $180 thousand in 2008, 2009 and 2010, respectively.  Such compensation expense was recorded as sales and marketing expense, general and administrative expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

At December 31, 2010, there were 304,500 and 1,000 additional shares available for Himax Media Solutions’ grant under the 2007 plan and the 2009 plan, respectively.  The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table.  Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable.  Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares.  The risk-free rates for the expected term of the options are based on the interest rate of 10 years and 5 years ROC central government bond at the time of grant for the 2007 plan and the 2009 plan, respectively.

	2007	2009
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	39.94%	51.52%
Expected term (years)	4.375	4.375
Risk-free interest rate	2.4776%	2%

Stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2008	6,490,500	$0.464	4.375
Forfeited	(823,000)	0.464
Balance at December 31, 2008	5,667,500	0.464	3.375
Granted	2,299,000	0.311
Exercised	-	-
Forfeited	(1,193,500)	0.446
Balance at December 31, 2009	6,773,000	0.416	2.826
Granted	-	-
Exercised	-	-
Forfeited	(997,500)	0.420
Balance at December 31, 2010	5,775,500	0.415	2.452
Exercisable at December 31, 2010	2,944,125	0.464

The weighted average grant date calculated value of the options granted in 2007 and 2009 were NT$5.4152 (US$0.168) and NT$1.3 (US$0.040), respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 15.	Equity

(a)	Share capital

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

In accordance with the Company’s board of director’s resolution on November 14, 2008, the Company authorized another new share buyback program.  The program allows the Company to repurchase up to $50 million of the Company’s ADSs for retirement.  The Company repurchased 2,369,091 ADSs, 13,125,251 ADSs and 3,854,026 ADSs in 2008, 2009 and 2010, respectively, from open market.  In total, the Company has repurchased $50 million or 19,348,368 ADSs in the open market at an average price of US$2.58 per ADS.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2009 and 2010 amounting to $39,868 thousand and $45,638 thousand, respectively.

Note 16.	Income Taxes

Substantially all of the Company’s earnings from continuing operations before income taxes is derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense (benefit) attributable to income from continuing operations is incurred in the ROC.

In May 2009, the ROC government promulgated an amendment of the Income Tax Act.  According to the amendment, the income tax rate of Taiwan profit-seeking enterprises reduced to 20% from 25%, effective in 2010.  In June 2010, the ROC government re-promulgated an amendment of the Income Tax Act, the income tax rate of profit-seeking enterprises reduced to 17% from 20% which retroactively effective from January 1, 2010.  The Company had calculated the deferred tax assets and liabilities in accordance with the amended law and adjusted the resulting difference as income tax benefit or expense.  Effective January 1, 2006, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year.  The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year. The tax base of the undistributed income surtax is “net income under ROC generally accepted accounting principles (ROC GAAP)”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 25%, 20% and 17% for December 31, 2008, 2009 and 2010, respectively.  The tax effects of temporary differences that arise from the difference between US GAAP and ROC GAAP are measured at the undistributed tax rate of 31.8%, 27.2% and 24.47% for December 31, 2008, 2009 and 2010, respectively.

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in 2003 and 2004 and Himax Semiconductor’s newly incorporated investment in 2004 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry.  The incremental income derived from selling the above new product is tax exempt for a period of five years.

The Company is entitled to the following tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
September 1, 2003	April 1, 2004-March 31, 2009
October 29, 2003	January 1, 2006-December 31, 2010
September 20, 2004	January 1, 2008-December 31, 2012
Himax Semiconductor:
August 26, 2004	January 1, 2009-December 31, 2013

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Taiwan operations	$64,141	45,160	38,235
US operations	(155)	39	(55)
China operations	(305)	(215)	157
Korea operations	55	(75)	177
Others	299	(1,184)	(3,220)
	$64,035	43,725	35,294

The components of the income tax expense (benefit) attributable to income from continuing operations before taxes for the years ended December 31, 2008, 2009 and 2010 consist of the following:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Current:
Taiwan operations	$3,628	6,407	1,589
US operations	25	26	33
China operations	-	34	112
Korea operations	6	-	12
Others	-	-	1
Total current	3,659	6,467	1,747

Deferred:
Taiwan operations	(12,232)	1,443	4,518
US operations	50	12	(30)
China operations	(166)	1	(15)
Korea operations	-	(8)	8
Others	-	-	-
Total deferred	(12,348)	1,448	4,481
Income tax expense (benefit)	$(8,689)	7,915	6,228

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Deferred income tax benefit, exclusive of the effects of other components listed below	$(21,056)	(11,182)	(13,141)
Adjustments to deferred tax assets and liabilities for changes in enacted tax laws and rates	(14)	5,224	3,144
Increase in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	8,722	7,406	14,478
	$(12,348)	1,448	4,481

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 25% in 2008 and 2009, and 17% in 2010, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Expected income tax expense	$16,009	10,931	6,000
Tax-exempted income	(25,185)	(9,377)	(3,567)
Tax on undistributed retained earnings	10,281	5,816	1,643
Tax benefit resulting from setting aside legal reserve from prior year’s income	(1,148)	(953)	(639)
Adjustment to deferred tax assets and liabilities for enacted change in tax laws and rates	(14)	5,224	3,144
Increase in investment tax credits	(17,191)	(13,809)	(3,687)
Increase in deferred tax asset valuation allowance	9,144	8,450	12,408
Non-deductible share-based compensation expenses	298	458	178
Provision for uncertain tax position in connection with share-based compensation expenses	367	416	133
Decrease in unrecognized tax benefits related to prior year uncertain tax positions, net of its impact to tax-exempted income	(1,780)	-	(2,295)
Tax effect resulting from foreign entities’ monetary assets or liabilities that are denominated in functional currency	-	-	(4,885)
Transaction gain or loss resulted from remeasuring deferred foreign tax liabilities or assets	835	(1,016)	(3,392)
Tax effect of the difference resulting from remeasuring foreign entities’ nonmonetary assets	(1,966)	691	(1,043)
Foreign tax rate differential	537	1,184	1,320
Variance from audits of prior years’ income tax filings	441	(538)	1,205
Others	683	438	(295)
Actual income tax expense (benefit)	$(8,689)	7,915	6,228

The basic and diluted earnings per ordinary share effect resulting from the income tax exemption for the years ended December 31, 2008, 2009 and 2010, is a $0.07, $0.03 and $0.01, increase to earnings per ordinary share, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The total income tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 was allocated as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Income from continuing operations	$(8,689)	7,915	6,228
Other comprehensive loss	(20)	(18)	(54)
Tax benefit allocated to reduce goodwill	(32)	-	-
Total income tax expense (benefit)	$(8,741)	7,897	6,174

As of December 31, 2009 and 2010, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2009	2010
	(in thousands)
Deferred tax assets:
Inventory	$4,133	4,482
Allowance for doubtful accounts	4,678	2,556
Equity method investments	-	38
Capitalized expense for tax purposes	36	28
Accrued compensated absences	59	67
Allowance for sales return, discounts and warranty	222	223
Unused investment tax credits	47,849	49,084
Unused loss carry-forward	14,006	18,466
Unrealized foreign exchange loss	-	5,178
Accrued pension cost	114	168
Other	337	325
Total gross deferred tax assets	71,434	80,615
Less: valuation allowance	(28,428)	(42,906)
Net deferred tax assets	43,006	37,709

Deferred tax liabilities:
Unrealized foreign exchange gain	-	(293)
Prepaid pension cost	(332)	(360)
Acquired intangible assets	(2,269)	(1,541)
Property, plant and equipment	(62)	(31)
Deferred shared based compensation	(518)	(89)
Other	(3)	-
Total gross deferred tax liabilities	(3,184)	(2,314)
Net deferred tax assets	$39,822	35,395

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

As of December 31, 2010, the Company has not provided for income taxes on the undistributed earnings of approximately $454,457 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely.  A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings.  It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The valuation allowance for deferred tax assets as of January 1, 2008, 2009 and 2010 was $12,300 thousand, $21,022 thousand and $28,428 thousand, respectively.  The net change in the valuation allowance for the years ended December 31, 2008, 2009 and 2010, was an increase of $8,722 thousand, $7,406 thousand and $14,478 thousand, respectively.  In 2008, the Company allocated $32 thousand of tax benefit to reduce goodwill as a result of the release of valuation allowance that was initially established at the acquisition of Himax Semiconductor.  Effective January 1, 2009, any recognition of tax benefit related to changes in the valuation allowance for acquired deferred tax assets should be recorded in the consolidated statements of income under ASC 805 (SFAS No. 141R), Business Combination.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2010.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return.  Except for Himax Taiwan, Himax Anyang (Korea), Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception, therefore, a valuation allowance of $28,428 thousand and $31,569 thousand as of December 31, 2009 and 2010, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.  The total tax loss carryforwards for these subsidiaries at December 31, 2010 was $108,445 thousand, which will expire if unused by 2020.  The total unused investment tax credits for these subsidiaries at December 31, 2010 were $12,859 thousand, which will expire if unused by 2013.

In addition, a valuation allowance of $11,337 thousands as of December 31, 2010 was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

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

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010.  The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year.  Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation is not be carried forward.

As of December 31, 2010, all of the Company’s unused investment tax credits of NT$1,601,363 thousand (US$54,973 thousand) reported for tax return purposes will expire if unused by 2013.

The Company adopted the provisions of ASC 740-10 (Interpretation 48) on January 1, 2007.  A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2008	2009	2010
	(in thousands)

Balance at beginning of year	$3,968	5,718	8,450
Increase related to prior year tax positions	-	-	-
Decrease related to prior year tax positions	(1,780)	-	(2,295)
Increase related to current year tax positions	3,555	2,587	133
Effect of exchange rate change	(25)	145	604
Balance at end of year	$5,718	8,450	6,892

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Included in the balance of total unrecognized tax benefits at December 31, 2009 and 2010, are potential benefits of $7,821 thousand and $6,286 thousand, respectively that if recognized, would reduce the Company’s effective tax rate.  No interest and penalties related to unrecognized tax benefits were recorded by the Company for the years ended December 31, 2008, 2009 and 2010.  The Company’s major taxing jurisdiction is Taiwan.  Except for Himax Semiconductor and Himax Analogic, whose income tax returns have been examined by the ROC tax authorities through 2008, all other Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2007.  The tax years 2008, 2009 and 2010 remain open to examination by the ROC tax authorities.  Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2010.

Note 17.	Fair Value Measurement

(a)	Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities.  Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date.  Marketable securities consisting of time deposits with original maturities more than three months are determined using the discounted present value of expected cash flows.  The fair value of the corporate straight bonds was initially determined by subtracting the fair value of the embedded conversion option from the fair value of the combined instrument.  The embedded conversion options and the subsequent measurement of the corporate straight bond are reported at fair value based on discounting estimated future cash flows based on the terms and maturity of each instrument and using market interest rates for a similar instrument at the reporting date.  Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.  The fair value of equity method investments and cost method investments have not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2009 and 2010:

	Fair Value Measurements at December 31, 2009 Using
	Level 1	Level 2	Level 3
	(in thousands)
Cash and cash equivalents:
Time deposits with original maturities less than three months	$87,600	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	2,218	-
Open-ended bond fund	8,512	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,094	-
Total	$96,112	3,312	-

	Fair Value Measurements at December 31, 2010 Using
	Level 1	Level 2	Level 3
	(in thousands)
Cash and cash equivalents:
Time deposits with original maturities less than three months	$77,500	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	171	-
Open-ended bond fund	8,460	-	-
Investment securities available-for-sale: Corporate straight bonds	-	-	5,196
Restricted cash and cash equivalents :
Time deposits with original maturities less than three months	45,000	-	-
Other assets:
Embedded conversion option	-	-	1,004
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	172	-
Total	$130,960	343	6,200

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized.  No such impairments were recognized in 2008, 2009 and 2010.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2010.

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2010:

	Corporate straight bonds	Derivatives-Conversion option	Total
	(in thousands)

Balance at December 31, 2009	$-	-	-
Purchases, issuances, and settlements	4,365	684	5,049
Total unrealized gains included in earnings	-	320	320
Total unrealized gains included in other comprehensive income, net	831	-	831
Balance at December 31, 2010	$5,196	1,004	6,200
The amount of total gains in 2010 included in earnings attributable to the change in unrealized gains relating to assets and liabilities still held December 31, 2010	$-	320	320

The Company estimated the fair value for corporate straight bond and conversion option based on an external expert’s valuation report.  The calculated fair values are estimated by using Binomial Model.  The measure is based on significant inputs that are not observable in the market, which are Level 3 inputs.  Key valuation assumptions include (a) a discount rate of 1.5985% which is based on risk-free rates plus issuer’s risk premium for the expected terms.  The risk-free rate of 1.0485% for the expected terms of 4.6 years is derived from the yield rate of 2 years and 5 years ROC central government bond at the reporting date.  The investee’s risk premium is 0.55% that is based on the risk premium of the issuer’s unsecured bank loan; (b) an expected volatility of 40.71% is used in the valuation of conversion option, which is based on the average historical volatility of the issuer’s publicly traded shares.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 18.	Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable.  The Company places its cash primarily in checking and saving accounts with reputable financial institutions.  The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents.  Marketable securities consist of time deposits with original maturities of greater than three months, corporate convertible bond and investments in open-ended bond fund identified to fund current operations.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels.  The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations.  Management expects the Company to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on its largest customer, CMO and its affiliates, which are a related party to the Company, for a substantial majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results.  In November 2009, CMO, InnoLux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies.  The merger transaction was completed on March 18, 2010.  Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI. CMO/CMI and its affiliates accounted for approximately 62.5%, 64.3% and 52.2%, respectively, of the Company’s revenues in 2008, 2009 and 2010, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2009 and 2010.  CMO/CMI and its affiliates accounted for approximately 67.6% and 54.3% of the Company’s total accounts receivable balance at December 31, 2009 and 2010, respectively.  In addition, the Company had accounts receivable of $25.5 million and $16.7 million outstanding from SVA-NEC as of December 31, 2009 and 2010, respectively.  Since the second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable.  Due to the increasing concern about SVA-NEC’s financial condition, the Company recognized a provision for doubtful accounts receivable of $25.3 million for the year ended December 31, 2008.  Afterwards, the Company recovered $8.6 million in cash from SVA-NEC in October 2010.  The allowance for doubtful accounts for SVA-NEC’s accounts receivable is $25.5 million and $16.7 million as of December 31, 2009 and 2010, respectively.  The Company has at times agreed to extend the payment terms for certain of its customers.  Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future.  As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results.  Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information.  See Notes 19 and 21 for additional information.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

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

Note 19.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Chimei Innolux Corporation (CMI)	Principal Owner (1)
Chi Mei Optoelectronics Corp. (CMO)	The Company’s Chairman represented on CMO’s Board of Directors, expired on March 18, 2010(1)
Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	Wholly owned subsidiary of CMI (2)
Chi Mei Corporation (CMC)	Major shareholder of CMI

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Name of related parties	Relationship

NEXGEN Mediatech Inc. (NEXGEN)	The Company’s Chairman represented on NEXGEN’s Board of Directors
Chi Lin Technology Co., Ltd. (Chi Lin Tech)	The Company’s Chairman represented on Chi Lin Tech’s Board of Directors
NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of CMI (2)
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMI (2)
Chi Mei EL Corporation (CMEL)	The subsidiary of CMI (2)
NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMI (2)
Chi Hsin Electronics Corp. (Chi Hsin)	The subsidiary of CMO, which merged with CMO on May 31, 2009, CMO was the surviving company
Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMI (2)
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMI (2)
Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of CMI (2)
Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of CMI (2)
NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of CMI (2)
Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of CMI (2)
ShenZhen Nexgen Trading Co., Ltd. (ShenZhen Nexgen)	The subsidiary of NEXGEN
TPO Displays Japan K.K. (TPO Japan)	The subsidiary of CMI, as related party since March 18, 2010

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Name of related parties	Relationship

TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of CMI, as related party since March 18, 2010
TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of CMI, as related party since March 18, 2010
Contrel Technology Co., Ltd. (Contrel)	Related party in substance, not included as related party since March 18, 2010
Ampower Technology Co., Ltd. (Ampower)	Related party in substance, not included as related party since March 18, 2010
Amlink (Shanghai) Ltd. (Amlink)	Related party in substance, not included as related party since March 18, 2010
Linklinear Development Co, Ltd. (LDC)	Related party in substance, not included as related party since March 18, 2010
Shinyoptics Corp. (Shinyoptics)	Equity method investee of the Company, not included as related party since October 1, 2010
Hangzhou Crystal Display Technology Co., Ltd. (Crystal)	Equity method investee of the Company

(1)
CMO, InnoLux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies.  The merger transaction was completed on March 18, 2010.  Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI.

(2)	The entities are the subsidiary of CMO before March 18, 2010.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

CMO- NingBo	$292,231	230,299	167,255
CMI	-	-	56,770
CMO- NanHai	69,865	86,612	51,821
Chi Hsin- NingBo	4,382	23,789	19,730
CMO	143,132	101,569	15,602
ShenZhen Nexgen	-	-	13,037
CME- NingBo	1,804	-	8,592
Shinyoptics	-	23	992
Amlink	-	1,933	912
TPO Japan	-	-	853
TPO Hong Kong	-	-	827
Crystal	-	45	723
Chi Hsin- Dongguan	2,397	2,792	604
Chi Lin Tech	-	60	401
TPO Shanghai	-	-	347
CMO-Japan	3	10	87
CMEL	288	45	70
Ampower	2	-	1
Chi Hsin	6,359	129	-
	$520,463	447,306	338,624

A breakdown by product type for sales to CMO/CMI and its affiliates is summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

Display driver for large-size applications	$498,771	417,099	297,146
Display driver for consumer electronics applications	16,486	25,542	27,189
Display driver for mobile handsets	4,029	1,487	10,170
Others	1,175	1,117	1,090
	$520,461	445,245	335,595

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

The sales prices CMO/CMI and its affiliates receive are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2009 and 2010, were as follows:

	December 31,
	2009	2010
	(in thousands)

CMO- NingBo	$73,029	39,793
CMI	-	27,275
CMO- NanHai	27,088	16,305
Chi Hsin- NingBo	6,361	6,474
CME- NingBo	-	4,823
TPO Hong Kong	-	634
TPO Japan	-	335
Crystal	45	220
TPO Shanghai	-	177
Chi Lin Tech	63	28
CMEL	8	28
CMO-Japan	-	10
CMO	30,360	-
Amlink	1,010	-
Chi Hsin- Dongguan	350	-
Shinyoptics	16	-
	138,330	96,102
Allowance for sales returns and discounts	(158)	(138)
	$138,172	95,964

The credit terms granted to CMO/CMI and its affiliates ranged from 90 days to 120 days, and the credit terms granted to other related parties ranged from 45 days to 60 days.  The credit terms offered to unrelated third parties ranged from 30 days to 150 days.

(ii)	Property transactions

In 2009 and 2010, the Company purchased equipment amounting to $67 thousand and $71 thousand from Fulintec, respectively.  The purchase transaction in 2009 and 2010 had been full paid as of December 31, 2009 and 2010.  Also in 2009, the Company sold equipment amounting to $9 thousand to Shinyoptics.  As of December 31, 2009, the related receivables from the aforementioned transaction were $9 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(iii)	Lease

The Company entered into several lease contracts with CMO, CMI, CMLC, CMLC-NingBo, CMLC-Foshan and CMO-NanHai for leasing office space, facilities and inventory locations.  For the years ended December 31, 2008, 2009 and 2010, the related rent and utility expenses resulting from the aforementioned transactions amounted to $634 thousand, $700 thousand and $1,119 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income.  As of December 31, 2009 and 2010, the related payables resulting from the aforementioned transactions amounted to $152 thousand and $362 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

As of December 31, 2010, future minimum lease payments under noncancelable operating leases with related parties are as follows:

Duration	Amount
(in thousands)

January 1, 2011~December 31, 2011	$198
January 1, 2012~December 31, 2012	198
January 1, 2013~December 31, 2013	197
January 1, 2014~December 31, 2014	187
January 1, 2015~December 31, 2015	187
After January 1, 2016	1,548
$2,515

(iv)	Others

In 2008, 2009 and 2010, the Company purchased consumable and miscellaneous items amounting to $146 thousand, $345 thousand and $449 thousand, respectively, from CMO, CMI, CMC, Chi Lin Tech, NEXGEN, CMEL, Chi Hsin, Contrel, Fulintec and LDC, which were charged to cost of revenues and operating expenses.  As of December 31, 2009 and 2010, the related payables resulting from the aforementioned transactions were $7 thousand and nil, respectively.

In 2008, 2009 and 2010, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $73 thousand, $43 thousand and $12 thousand, respectively, which was charged to research and development expense.  As of December 31, 2009 and 2010, the related process fee payables resulting from the aforementioned transactions were $6 thousand and nil, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Note 20.	Commitments and Contingencies

(a)
As of December 31, 2009 and 2010, the Company entered into a license agreement which is secured by standby letter of credit by bank both amounting to $250 thousand.  As of December 31, 2010, amount of outstanding letters of credit for the purchase of machinery and equipment was $1,839 thousand.

(b)
As of December 31, 2009, and 2010 the Company had entered into several contracts for the acquisition of equipment and computer software.  Total contract prices amounted to $5,010 thousand and $8,825 thousand, respectively.  As of December 31, 2009 and 2010, the remaining commitments were $3,761 thousand and $7,715 thousand, respectively.

(c)
The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties.  The lease arrangement will expire gradually from 2011 to 2013.  As of December 31, 2009 and 2010, deposits paid amounted to $662 thousand and $535 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2010, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2011~December 31, 2011	$933
January 1, 2012~December 31, 2012	298
January 1, 2013~December 31, 2013	32
$1,263

Rental expense for operating leases with unrelated third parties amounted to $1,223 thousand, $1,149 thousand and $1,229 thousand in 2008, 2009 and 2010, respectively.

(d)
The Company entered into several sales agent agreements, based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(e)
In June 2007, the Company entered into a license agreement for the use of HDMI 1.3 receiver core relevant technology for product development.  In accordance with the agreement, the Company was required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  In 2008, 2009 and 2010, no royalty was paid.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

(f)
The company has entered into two agreements to provide donations for laboratories with two top local universities in Taiwan.  The total donation amounts based on the modified agreements amounted to NT$55.4 million ($1.7 million).  As of December 31, 2010, the remaining commitments were NT$12.0 million ($0.4 million).

(g)
According to the Agreement and Plan of Merger, signed with Spatial Photonics, Inc. (“Spatial Photonics”) on October 25, 2010, the Company was granted a purchase option to acquire all of the outstanding shares of ordinary shares of Spatial Photonics on and before, October 31, 2011 with agreed merger consideration which is up to 20% of the Company’s subsidiary, Himax Display Inc.’s ordinary shares determined in accordance with specific milestones.  As of December 31, 2010, the Company had paid $6,500 thousand to acquire Spatial Photonics‘ Series D-1 Preferred Stock standing for 15.41% equity ownership of Spatial Photonics.

(h)
The Company from time to time is subject to claims regarding the proprietary use of certain technologies.  Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(i)
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

(j)
The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers.  The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.  Contractual obligations resulted from above arrangements approximate $63,129 thousand and $106,419 thousand as of December 31, 2009 and 2010, respectively.

Note 21.	Product and Geographic Information

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

Display drivers for large-size applications	$651,504	493,513	366,492
Display drivers for mobile handsets applications	57,274	69,081	119,623
Display drivers for consumer electronics applications	81,866	83,527	103,942
Others	42,155	46,260	52,635
	$832,799	692,381	642,692

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2008	2009	2010
	(in thousands)

Taiwan	$646,011	548,384	492,687
China	116,947	86,451	112,845
Other Asia Pacific (Korea and Japan)	69,570	57,414	37,121
Europe (Europe and America)	271	132	39
	$832,799	692,381	642,692

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2009	2010
	(in thousands)

Taiwan	$50,254	46,336
China	1,006	983
U.S.	296	223
Korea	30	19
	$51,586	47,561

For the years ended December 31, 2008, 2009 and 2010, revenues from significant customer, CMO/CMI and its affiliates, a related party, which representing 10% or more of total revenue are $520,461 thousand, $445,245 thousand, and $335,595 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2009	2010
	(in thousands)

CMI and its affiliates, a related party	$-	95,854
SVA-NEC	25,524	16,727
CMO and its affiliates, a related party	137,196	-
	$162,720	112,581

As of December 31, 2009 and 2010, allowance for doubtful accounts, sales returns and discounts for those accounts receivable was $25,673 thousand and $16,865 thousand, respectively.

Note 22.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2009	2010
	(in thousands)

Cash	$77	375
Other current assets	1,898	356
Investment in non-marketable securities	1,600	1,600
Investments in subsidiaries	572,574	612,703
Total assets	$576,149	615,034
Current liabilities	$1,296	2,156
Short-term debt	-	44,000
Debt borrowing from a subsidiary	155,400	163,000
Total equity	419,453	405,878
Total liabilities and equity	$576,149	615,034

Himax Technologies, Inc. had no guarantees as of December 31, 2009 and 2010.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

Condensed Statements of Income

	Year ended December 31,
	2008	2009	2010
	(in thousands)

Revenues	$-	-	-
Costs and expenses	(1,162)	(1,080)	(1,210)
Operating loss	(1,162)	(1,080)	(1,210)
Equity in earnings from subsidiaries	76,082	40,834	36,427
Other non-operating income (loss)	1,461	(104)	(2,010)
Earnings before income taxes	76,381	39,650	33,207
Income taxes	-	-	1
Net Income	$76,381	39,650	33,206

Condensed Statements of Cash Flows

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Cash flows from operating activities:
Net income	$76,381	39,650	33,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation expense	22	24	-
Equity in earnings from subsidiaries	(76,082)	(40,834)	(36,427)
Changes in operating assets and liabilities:
Other current assets	330	(826)	1,543
Other accrued expenses and other current liabilities	78	654	(2,542)
Net cash provided by (used in) operating activities	729	(1,332)	(4,220)
Net cash used in investing activities	(8,481)	(11,400)	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2009 and 2010

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Cash flows from financing activities:
Distribution of cash dividends	(66,817)	(55,496)	(44,097)
Proceeds from borrowing of short-term debt	-	80,000	204,000
Repayment of short-term debt	-	(80,000)	(160,000)
Proceeds from issue of RSUs from a subsidiary	7,540	6,598	4,370
Proceeds from debt from a subsidiary	60,000	95,400	11,000
Acquisitions of ordinary shares for retirement	(8,656)	(36,596)	(10,755)
Net cash provided by (used in) financing activities	(7,933)	9,906	4,518
Net increase (decrease) in cash	(15,685)	(2,826)	298
Cash at beginning of year	18,588	2,903	77
Cash at end of year	$2,903	77	375
Supplemental disclosures of cash flow information:
Interest paid during the year	$-	3	156
Income taxes paid during the year	$-	-	1

Note 23.	Subsequent Events

On March 11, 2011, Japan was struck with a severe earthquake followed by a tsunami, with continuing aftershocks.  These geological events have caused significant damage in the region, including severe damage to nuclear power plants, and have impacted Japan’s power and other infrastructure.  The Company does not have a physical presence in Japan and therefore did not experience any property damages or losses.  The Company’s sales to customers located in Japan accounted for approximately 1.9% of consolidated total sales for the year ended December 31, 2010.  A number of suppliers of the Company’s raw materials, components and equipment are located in Japan. Some of these suppliers were affected by the March 2011 earthquake and tsunami and some continue to be affected by unreliable power, shipping constraints and issues with their suppliers.  Management continues to monitor the situation and the Company’s potential exposure.