Form 20-F
period 2011-12-31
Himax Technologies, Inc.
filed 2012-05-01
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Jackie Chang

Chief Financial Officer

Telephone: +886-2-2370-3999

E-mail: jackie_chang@himax.com.tw

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 349,279,556 Ordinary Shares.

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$30.27, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2011. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 20, 2012, the noon buying rate was $1.00 to NT$29.45. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

the terms “we,” “us,” “our company,” “our,” and “Himax” refer to Himax Technologies, Inc., its predecessor entities and subsidiaries;

the term “Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

“shares” or “ordinary shares” refers to our ordinary shares, par value $0.3 per share;

“RSUs” refers to restricted share units;

“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

“ADRs” refers to the American depositary receipts that evidence our ADSs;

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

“AMOLED” refers to active matrix organic light-emitting diode;

“CMOS” refers to complementary metal oxide semiconductor;

“IC” refers to integrated circuit;

“LCOS” refers to liquid crystal on silicon;

“LED” refers to light-emitting diode;

“LTPS” refers to low temperature poly silicon;

“OLED” refers to organic light-emitting diode;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$371,267	$312,336	$245,075	$304,068	$374,788
Revenues from related parties, net	546,944	520,463	447,306	338,624	258,233
Costs and expenses(1):
Cost of revenues	716,163	628,693	550,556	507,647	507,449
Research and development	73,906	87,574	71,364	76,426	79,042
General and administrative	14,903	19,353	16,346	18,770	17,095
(Recovery of) bad debt expense	-	25,305	218	(8,788)	(1,541)
Sales and marketing	9,334	11,692	10,360	13,279	14,368

Operating income	$103,905	$60,182	$43,537	$35,358	$16,608

Net income(2)	$111,455	$72,724	$35,810	$29,066	$9,507
Net income attributable to Himax stockholders	$112,596	$76,381	$39,650	$33,206	$10,706

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.29	$0.20	$0.11	$0.09	$0.03
Diluted	$0.29	$0.20	$0.11	$0.09	$0.03
Earnings per ADS attributable to Himax stockholders:
Basic	$0.57	$0.40	$0.21	$0.19	$0.06
Diluted	$0.57	$0.40	$0.21	$0.19	$0.06
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	393,725	383,229	369,652	355,037	353,771
Diluted	395,043	383,753	370,229	355,690	353,827
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	196,863	191,615	184,826	177,518	176,886
Diluted	197,522	191,877	185,115	177,845	176,914

Cash dividends declared per ordinary share(3)	$0.100	$0.175	$0.150	$0.125	$0.060
Cash dividends declared per ADS	$0.200	$0.350	$0.300	$0.250	$0.120

Note: (1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Cost of revenues	$422	$435	$264	$240	$124
Research and development	15,393	15,861	10,936	8,803	5,062
General and administrative	2,182	2,813	1,959	1,525	872
Sales and marketing	2,324	2,691	1,902	1,613	1,005
Total	$20,321	$21,800	$15,061	$12,181	$7,063

Of the $20.3 million, $21.8 million, $15.1 million, $12.2 million and $7.1 million in share-based compensation in 2007, 2008, 2009, 2010 and 2011, $14.4 million, $12.7 million, $6.5 million, $5.9 million and $2.9 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $27.1 million, $0.07 and $0.07, respectively, for the year ended December 31, 2007, $25.2 million, $0.07 and $0.07, respectively, for the year ended December 31, 2008, $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010 and $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011. A portion of these tax exemptions expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2013.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,780	$135,200	$110,924	$96,842	$106,164
Accounts receivable, net	88,682	51,029	64,496	80,212	101,280
Accounts receivable from related parties, net	194,902	104,477	138,172	95,964	79,833
Inventories	116,550	96,921	67,768	117,988	112,985
Total current assets	538,272	434,650	423,797	485,924	515,709
Total assets	652,762	565,548	550,448	619,620	644,978
Accounts payable	147,221	53,720	88,079	115,922	134,353
Total current liabilities	185,048	90,143	120,651	205,748	245,360
Total liabilities	190,364	95,542	126,376	212,644	249,920
Ordinary shares	115,188	114,072	107,404	106,153	107,010
Total equity	462,398	470,006	424,072	406,976	395,058

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$77,162	$136,500	$73,630	$57,631	$43,448
Net cash used in investing activities(1)	(25,286)	(21,810)	(7,541)	(17,599)	(10,197)
Net cash used in financing activities(1)	(66,974)	(74,304)	(90,779)	(54,195)	(24,015)

Note: (1)	Certain amounts in 2010 have been reclassified to conform to 2011 presentation.

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. For periods prior to January 1, 2009, the exchange rates reflected the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.  For periods after January 1, 2009, the exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2007	32.82	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
October	30.26	30.67	29.86	29.91
November	30.22	30.43	30.02	30.31
December	30.25	30.38	30.10	30.27
2012
January	29.99	30.28	29.61	29.61
February	29.53	29.649	29.37	29.37
March	29.52	29.61	29.37	29.50
April (through April 20)	29.49	29.55	29.45	29.45

Note: (1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

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

Chimei Innolux Corporation, or Chimei Innolux, is our key customer. Chimei Innolux, formally known as Innolux Display Corporation, or Innolux, underwent a merger with Chi Mei Optoelectronics Corp., or CMO, and TPO Displays Corporation, or TPO, in March 2010, which have all been our customers. In 2011, Chimei Innolux, together with its affiliates, accounted for approximately 40.8% of our revenues. As significant of our revenues have been generated from Chimei Innolux, we expect our results of operations and financial condition to continue to be significantly linked to the success and purchase policy of Chimei Innolux. Chimei Innolux has been adversely affected by the impact of the global economic downturn in recent years. Any loss of or a sharp reduction in Chimei Innolux’s sales could have a significant negative impact on our business and results of operations. In 2010 and 2011, our sales of large-sized panels, for which Chimei Innolux is our major customer, declined by approximately 25.7% and 26.2%, respectively, primarily due to Chimei Innolux’s change of purchase policy to diversify its display driver supply base. We cannot assure you that the purchase policy of Chimei Innolux will not change further to reduce our sales in the future. In addition, if Chimei Innolux seeks lower prices from us, our business and financial results could be materially and adversely affected. Moreover, our relationship with Chimei Innolux may not be as close as our prior relationship with CMO because none of our executive officers hold a director or officer position at Chimei Innolux after the merger. Our sales to Chimei Innolux are made pursuant to standard purchase orders rather than long-term contracts. Therefore, Chimei Innolux may cancel or reduce orders more readily than if we had long-term purchase commitments from it. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. We expect our reliance on sales to Chimei Innolux to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to Chimei Innolux, as well as on the ability of Chimei Innolux to sell products that incorporate our products.

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. In January 2010, Chartered Semiconductor Manufacturing Ltd., one of our foundry service providers, merged with Globalfoundries, one of the world’s largest semiconductor foundries. In April 2010, Chipbond Technology Corporation, or Chipbond, merged with International Semiconductor Technology Ltd., or IST, which have both been among our principal providers of gold bumping, assembly and testing and chip probe testing services. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010. Samsung Techwin Co., Ltd and Mitsui Micro Circuits Taiwan Co., Ltd will close COF packages business after June 2012. Such industry change could further reduced the number of suppliers for gold bumping and COF packages services that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, the increasing price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

In 2010 and 2011, 91.8% and 87.3% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

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

As of December 31, 2011, our accounts receivable less allowance for sales returns and discounts from Chimei Innolux and its affiliates were $79.8 million, which represented approximately 44.1% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, in 2008, we incurred significant bad debt expense in relation to one of our largest customers Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, which represented more than 10% of our total accounts receivable outstanding as of December 31, 2008. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. We may also agree to requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

Chimei Innolux is one of our largest shareholders, beneficially owning approximately 14.9% of our outstanding shares as of March 31, 2012. Chimei Innolux is also our largest customer, which, together with its affiliates, accounted for approximately 40.8% of our revenues in 2011. Our engineers work closely with Chimei Innolux’s engineers to design display drivers and other semiconductors used by Chimei Innolux and its affiliates or their customers. We have entered into various transactions with Chimei Innolux or CMO and its affiliates in the past, and we expect to continue to do so in the future. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” If our relationship with Chimei Innolux deteriorates for any reason, our business could be materially and adversely affected.

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

There are a limited number of companies which supply the processed tape used to manufacture our semiconductor products, and we do not have binding long-term supply arrangements with processed tape suppliers that would guarantee us access to processed tape. Therefore, from time to time, shortages of such processed tape may occur. The supply of processed tape had been tight in the first half of 2010, as certain of our processed tape suppliers either closed or reduced the production of processed tape. Moreover, Japan, which has been leading in the production and supply of processed tape, was negatively affected by the earthquake and tsunami in March 2011, leading to a decrease in the production of processed tape. The shortages of processed type was gradually resolved in the second half of 2011. If any of the processed tape suppliers we rely upon experience difficulties in delivering processed tape or are unable to meet the prices, quality or services that we require, or if our business relationships with these suppliers weaken or deteriorate, we may not be able to locate alternative sources in a timely manner. Therefore, if shortages of processed tape were to occur, or if the costs of manufacturing such tape increases, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings. As a result of these risks, we may also be required to use processed tape suppliers with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of processed tape may necessitate us making investments in processed tape suppliers in order to secure adequate supply, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

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

As of March 31, 2012, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.2% and 20.7% of our ordinary shares, respectively, and Chimei Innolux beneficially owned approximately 14.9% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2012, we and our subsidiaries had 473 U.S. patent applications pending, 835 Taiwan patent applications pending and 370 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States do. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, in November 2010, our subsidiary, Himax Display, Inc., or Himax Display, entered into definitive agreements with Spatial Photonics, Inc., or Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of large-sized display panels, to subscribe for certain Series D-1 Preferred Stock with an equity interest of 15.4% in Spatial Photonics. On October 27, 2011, Himax Display had exercised an option exercisable on or before October 31, 2011, to acquire all of the remaining outstanding shares of capital stock of Spatial Photonics in exchange for certain number of common stock of Himax Display; however, the acquisition of Spatial Photonics is subject to the examination of and approval from the Investment Commission of the Ministry of Economic Affairs of the ROC, or the ROC Investment Commission, we cannot assure when and if we can obtain such approval, unless such approval is obtained, the acquisition of Spatial Photonics will not be completed. Spatial Photonics incurred a significant loss in 2010 primarily as a result of a large amount of labor and research and development expenses but only a small amount of revenue as it is still in the product development stage. We cannot assure you that we will be able to realize the benefits we anticipate from acquiring Spatial Photonics. To the extent we exercise the option to acquire a controlling stake in Spatial Photonics and consolidate its accounts into our consolidated financial statements, if Spatial Photonics continues to incur significant expenditures and losses in the future, our financial condition and results of operations will be materially and adversely affected. Acquisitions or investments that we have completed or potentially may make in the future, including our acquisition of Spatial Photonics, entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive, and we cannot assure that we will be able to compete successfully against our competitors.

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

Since Himax Taiwan is not a listed company, it generally depends on us to meet its equity financing requirements. Any capital contribution by us to Himax Taiwan may require the approval of the relevant ROC authorities such as the ROC Investment Commission. We may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing that it requires, its ability to grow and fund its operations may be materially and adversely affected.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, we and many of our semiconductor manufacturing service providers, suppliers and customers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2011, 62.4% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

Our functional and reporting currency is U.S. dollars. In 2011, more than 99.0% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a significant portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2011, approximately 64.6% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, there are tax-related assets and liabilities on our balance sheet which are denominated in NT dollars. The current global economic crisis may cause increased volatility in exchange rates. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect us against the risk of exchange rate fluctuations and reduce the impact of potential foreign exchange losses. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Besides, Himax Taiwan after a three year holding period was entitled the tax credits of twenty percent of the price paid for the acquisition of shares originally issued by ROC domestic companies that are newly emerging, important and strategic industries. The credit also could be applied of the income tax payable over a period of five years. Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $55.3 million, $55.0 million and $39.4 million as of December 31, 2009, 2010 and 2011, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 and $1.7 million in 2011 compared to $13.8 million in 2009.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides to companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning April 1, 2004, January 1, 2006 and January 1, 2008, Himax Taiwan became entitled to three preferential tax treatments, each for a period of five years, which expired or will expire on March 31, 2009, December 31, 2010 and December 31, 2012, respectively, and beginning January 1, 2009, Himax Semiconductor also became entitled to one preferential tax treatment for a period of five years, which will expire on December 31, 2013. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010 and $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. However, as the tax exemptions that expired on March 31, 2009 and December 31, 2010 accounted for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses have increased significantly in 2009 and 2010 and may increase further in the future.

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

The market price for our ADSs is volatile and has ranged from a low of $0.97 to a high of $2.69 on the Nasdaq Global Select Market in 2011.

. The market price is subject to wide fluctuations in response to various factors, including the following:

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2012, we had 340,255,988 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders, including our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

The level of investor interest and trading in our ADSs could be affected by the lack of coverage by securities research analysts and the lack of investor relations activities.

We are currently only listed in the U.S. Investor interest in us may not be as strong as in U.S. companies or Taiwan companies that are listed in Taiwan both because we may not be adequately covered by securities research analyst reports and because of the lack of investor relations activities. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the average stock quoted on the Nasdaq Global Select Market, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the Nasdaq Global Select Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs was approximately 639,132 ADSs for the three months ended March 31, 2012 compared to approximately 293,055 ADSs for the year ended December 31, 2011. In addition, during the periods between November 8, 2007 and July 31, 2008, between November 17, 2008 and September 7, 2010 and between June 22, 2011 and April 25, 2012, we repurchased a total of approximately $33.1 million of our ADSs (approximately 7.7 million ADSs), a total of approximately $50.0 million of our ADSs (approximately 19.3 million ADSs) and a total of approximately $11.4 million of our ADSs (approximately 8.4 million ADSs), respectively, from the open market pursuant to three authorized share buyback programs. The repurchased ADSs and their underlying ordinary shares with respect to these three periods reduced the number of our ordinary shares otherwise outstanding by approximately 7.9%, 9.9% and 4.7%, respectively. Such share buyback programs or future share repurchases could negatively impact the average trading volume of our ADSs. Limited trading volume will subject our ADSs to greater

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials sufficiently in advance to be able to exercise your right to vote.

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

In November 2010, our subsidiary, Himax Display, entered into definitive agreements with Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of large-sized display panels, to subscribe for certain Series D-1 Preferred Stock with an equity interest of 15.4% in Spatial Photonics for a cash consideration of $6.5 million. On October 27, 2011, Himax Display had exercised an option, exercisable on or before October 31, 2011, to acquire all of the remaining outstanding shares of capital stock of Spatial Photonics in exchange for 7.37% of the common stock of Himax Display, calculated on a fully diluted basis, in accordance with various milestone events; however, the acquisition of Spatial Photonics is still subject to the examination of and approval from the Investment Commission of the Ministry of Economic Affairs of the ROC, or the ROC Investment Commission, unless such approval is obtained, the acquisition of Spatial Photonics will not be completed.

Our capital expenditures were incurred primarily in connection with purchase of property and equipment. Our capital expenditures totaled $10.6 million, $7.2 million and $18.9 million in 2009, 2010 and 2011, respectively. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item “5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22320 or by email to penny_lin@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720 channel source drivers and four 270 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960 channel source drivers instead of eight 720 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging to 24 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, and advanced intra-panel interface, or AIPI,

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

The table below sets forth the features of our products for large-sized applications:

Product		Features
TFT-LCD Source Drivers	•	384 to 1,440 output channels
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	two gamma-type driver to improve display quality
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driving voltage ranging to 24V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA
	•	low power consumption and low EMI
	•	support TCP, COF and COG package types
	•	support TTL, RSDS, mini-LVDS (up to 480MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface and customized interface technologies
	•	support dual gate and triple gate panel designs

Product		Features
TFT-LCD Gate Drivers	•	192 to 1600 output channels
	•	output driving voltage ranging to 50V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	support TCP, COF and COG package types
	•	support dual gate and triple gate panel designs

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD (1,920 x 1,080 pixels and 1,920 x 1,200 pixels)
	•	support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies
	•	input logic voltage ranging from standard 3.3V to low power 1.2V
	•	embedded overdrive function to improve response time
	•	support CABC to save power and color engine to enhance color and sharpness
	•	support TTL, LVDS and DisplayPort input interface technologies
	•	support dual gate and triple gate panel designs

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

The following table summarizes the features of our products for mobile handsets:

Product		Features
Mobile Handset Display Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to WXGA (800 x 1280 pixels)
	•	support 65K, 262K colors and up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	Support color enhancement features including saturation, brightness, and sharpness enhancement
	•	support MDDI and MIPI interfaces
	•	low power consumption and low EMI
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory, GIP drivers without gate driver, LTPS drivers, or AMOLED drivers.)

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as tablet PC, netbook computers, digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players, electronic book readers, or E-readers, digital photo frames and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver, timing controller, as well as more functional semiconductors such as power circuit and touch controller, into a single chip.

The industry trend for display drivers used in medium-sized consumer electronics products is toward higher channels and the integration of timing controllers with display drivers. The trend of display drivers used in small-sized consumer electronics products is toward single-chip solutions combining the source driver, gate driver, timing controller and power circuit into a single chip.

In 2009, we introduced our new electro-phoretic display solutions, including HX8701 (gate driver) and HX8702 (source driver), for use in E-reader devices.

In 2011, we introduce our new point to point display solution ,including HX8288 (source driver) and HX8896 (timing controller), for use in tablet PC ; and this solution is also suitable for other slim type display application such as Ultrabook .

The following table summarizes the features of our products used in consumer electronics products:

Product		Features
TFT-LCD Source Drivers	•	240 to 1,440 output channels
	•	products for analog and digital interfaces
	•	support 262K colors to 16.7 million colors
	•	input logic voltage ranging from standard 3.3V to low power 2.3V
	•	low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 1,600 output channels
	•	input logic voltage ranging from standard 3.3V to low power 2.3V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	resolutions include WVGA (846 x 480 pixels), SVGA (800 x 600 pixels),WSVGA (1,024 x 600 pixels) and WXGA (1,280 x 800 pixels)
	•	products for analog or digital interfaces
	•	low power consumption
	•	CABC function integrated for backlight power saving

Timing Controllers	•	products for digital interfaces/high speed interface
	•	products for Tablet/Netbook/Ultrabook
	•	support various resolutions from 1024x600 pixels to 1920 x1200 pixels

Touch Controller ICs

We offer touch controller solutions for capacitive touch panels. Our touch controller solutions are suitable for electronic devices employing touch panel screens of up to 11”, such as smartphones, mobile internet devices and tablet PCs. In the third quarter of 2011, we commenced shipping capacitive touch controller ICs to a worldwide brand smartphone and tablet customers.

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller, single chip solution and no external components contribute to reducing cost for flexible product design. Its calibration mechanism can meet strict validation requirements of leading smart phone brands. Our touch controller’s proprietary sensing circuits and algorithms could also enhance noise immunity capability and enable touch panels to work without shielding layer or to work on one glass structure, which contributes to simplifying the manufacturing process and reducing cost for touch panels.

The following table summarizes the features of our touch controller products:

Product		Features
Capacitive Touch Controller	•	complete single chip touch controller solutions for handheld devices, supporting smartphones (up to 5”), MIDs (up to 8”), or tablet PCs (up to 11”)
	•	real multi-point capability support of up to 10 points
	•	mass production with GG, GFF and one glass without shielding layer
	•	approved LCD and AC noise immunity
	•	minimum components: simple, neat, and flexible mechanical design

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

The following table summarizes the features of our video processors:

Product		Features
Analog TV Single-Chip Solutions	•	ideal for LCD TV, multi-function monitor TV, LCOS and plasma display panel applications
	•	integrated with high performance ADC, scaler and de-interlacer
	•	built-in HDMI receiver and USB on-the-go, or USB OTG
	•	integrated with video decoder and 3D comb filter to support worldwide National Television System Committee, or NTSC, phase alternating line, or PAL, and sequential color with memory, or SECAM, standards
	•	integrated with vertical blanking interval slicer for closed caption, viewer-control chip and teletext functions
	•	built-in Himax 5th generation video engine which supports variable dynamic video enhancement features
	•	built-in analog audio demodulator, audio processor and surround integrated high speed microprocessor control unit, or MCU
	•	integrated with timing control for additional cost-down
	•	output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixels

The following table summarizes the features of our monitor scaler solutions:

Product		Features
Monitor Scaler Integrated Solutions	•	ideal for monitor applications
	•	integrated with high performance ADC and scaler
	•	built-in HDMI 1.4a and DVI receiver
	•	built-in audio digital-to-analog converter
	•	built-in high performance color engine
	•	integrated high speed MCU
	•	integrated with timing control for additional cost-down
	•	input/output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixel.
	•	integrated 2D to 3D convert
	•	integrated 3D format conversion

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

The following table summarizes the features of our iCT and 2D to 3D conversion solutions:

Product		Features
Power-Saving iCT Solutions	•	built-in single/dual path 8/10-bit LVDS receiver
	•	support up to 1920x1080@75HZ resolution
	•	built-in single/dual path 6/8-bit RSDS transmitter for low power consumption and low EMI
	•	built-in single/dual 8/10-bit LVDS transmitter
	•	built-in single/dual 6/8-bit 3/6-pair mini-LVDS transmitter
	•	support polarity 1 or 1+2 line inversion mode and dual-gate/Z-inversion panel structure
	•	embedded aging generator for simplifying TFT-LCD panel dynamic burn-in test
	•	support low color shift, initial download from electrically-erasable programmable read-only memory, or EEPROM
	•	support serial bus programming from scaler to select up to 4 different initial download value settings (depend on the size of EEPROM)
	•	embedded 3D color engine, 10-bit gamma correction look-up table
	•	programmable sRGB matrix coefficients
	•	embedded dynamic analog gamma control, dynamic exposure adaptation control, CABC and over drive
	•	support up to external 20+1-channel gamma buffer with 10-bit resolution control by 2-wire serial bus

2D to 3D Conversion Solutions	•	convert 2D video sequence to 3D video sequence for 3D display
	•	enable virtual 3D experience on 2D display based on human 3D perception characteristics
	•	use human perception based processing with better performance and fewer side effects
	•	support 2D bypass mode, 2D to 3D converter mode and 3D bypass mode
	•	support a wide range of display formatting and interface, including LVDS and TTL
	•	support anaglyph, pattern retarder or micro-retarder and glassless multi-view 3D display
	•	configurable stereoscopic density; support in-front-of-screen, behind-the-screen and on-the-screen configurations
	•	support resolutions up to full HD
	•	enable integration into existing TV, monitor, projector, portable DVD, digital photo frame and other 3D display devices
	•	support top-and-bottom, frame packing, side-by-side (full) and side-by-side (half) 3D formats
	•	support dual LVDS, front/back quad LVDS, non-front/back quad LVDS and left/right parallel quad LVDS for output format
	•	support 8-bit/10-bit LVDS for both input and output format

In the fourth quarter of 2011, we developed new business region on IP and ASIC service. It is a brand new model based on our core technology of video display and High Speed Transmission. There are 3D Video and Image Compression/Decompression IP, 2D convert to 3D IP and Technology Licensing, High Speed Transmission and High Performance Video ADC Silicon IP (SIP) Licensing.

LCOS Products

Himax Display, our subsidiary, has contributed our micro display products lines: Color-fliter LCOS and Color-sequential LCOS.

Himax Display is the world leader in LCOS industry, which occupies over 75% of LCOS market share. Himax Display is the only LCOS company, who owned a mass production ready liquid crystal assembly line, and we have produced and shipped over 1M units from this ISO certified line. Our customers use our product in various applications: pico-projector, embedded projector into different applications (cell phone, camcorder), communication, toy projector, and head-mounted-display.

Both technologies have their own merits for different applications in resolution, power consumption, size, cost, optical engine design, and image quality. We provide a rich products family for customers to choose for different applications, since each products have their own most important parameters to select. Himax Display provides CHOICES to customers. The following table shows certain details of our products:

LCOS Microdisplays		Size and Resolution		Applications
Color-Filter LCOS	•	0.28” (320 x 240 pixels) QVGA	•	toy projectors / embedded projectors
Microdisplays	•	0.38” (640 x 360 pixels) nHD	•	entry-level video projectors
	•	0.44” (640 x 480 pixels) VGA	•	versatile projectors
	•	0.59” (800 x 600 pixels) SVGA	•	multimedia projectors
	•	Customized design	•	specialized

Color-Sequential LCOS	•	0.22” (640 x 360 pixels) nHD	•	toy projectors / embedded projectors
Microdisplays	•	0.28” (852 x 480 pixels) WVGA	•	embedded projectors
	•	0.38” (640 x 480 pixels) VGA	•	versatile projectors
	•	0.37” (800 x 600 pixels) SVGA	•	multimedia projectors
	•	0.37” (1366 x 768 pixels) WXGA	•	multimedia projectors
	•	0.45” (1024 x 768 pixels) XGA	•	multimedia projectors
	•	Customized design	•	specialized

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

Product		Features
Integrated Multi-Channel Power	•	Built-in power MOSFET
Solutions for Notebooks	•	step-up PWM converter
	•	charge pump regulator
	•	LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	With/without LED drivers
	•	smart PWM control

Integrated Multi-Channel Power	•	Built-in power MOSFET
Solutions for Monitors	•	step-up PWM converter
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	programmable Vcom voltage / Vcom operational amplifier
	•	level shifter

Integrated Multi-Channel Power	•	Built-in power MOSFET
Solutions for TVs	•	step-up PWM converter
	•	step-down PWM converter
	•	charge pump regulator
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	I2C programmable
	•	level shifter

LED Drivers

The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white LED driver.

Product		Features
WLED Drivers for NB	•	4.5V to 24V input voltage range
	•	built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V)
	•	8 constant current source channels
	•	capable of driving up to 10 LEDs in serial for each channel

WLED Drivers for LED MNT	•	5V to 33V input voltage range
	•	built-in 2MHz step-up PWM controller
	•	8 constant current source channels
	•	Up to 60mA per channel
	•	60V sustainable voltage for LED pins
	•	capable of driving up to 16 LEDs in serial for each channel

WLED Drivers for LED TV	•	8V to 40V input voltage range
	•	4/8-channel current sinks
	•	Up to 150mA per channel
	•	65V sustainable voltage for LED pins

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices such as mobile phones and notebook computers with a focus on low light image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. With the product launch of 3 mega pixel, 2 mega pixel and VGA system-on-chip sensors products in 2009, we have secured customer designs in both mobile phones and notebook applications and moved these products into production phase. We continue to expand our product portfolio with the successful introduction of a 1/6” 1.3 mega pixel, a 1/6” HD, and a 1/5” format 2.0 mega pixel system-on-chip sensors. Based on new pixel architecture, a 1/4” 5 mega pixel and a smaller 1/9” HD sensor will be designed and go for production this year. Besides products in mobile devices, we also develop the specialized sensors for automobile and surveillance. Almost all of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the low light or video mode without a decreasing frame rate or increasing power consumption. Firstly embedded in our new 2.0 mega pixel sensor, ClearViewTM technology provides the optical restoration engine to enhance the optical performance. In automobile and surveillance product line, ClearSenseTM technology extends the dynamic range by special pixel and readout. We are committed to being a key player in this business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product		Features
3.4MP BrightSenseTM Color Image Sensor	•	1/4” format color type
	•	QXGA resolution at 15 frames per second, support for 720p HD and D1 resolution at 30 frames per second
	•	ClearVisionTM 80dB enhanced dynamic range mode compatible with standard color processing
	•	on-chip 4-channel lens correction, defect removal

2.0MP ClearViewTM Color Image Sensor	•	1/5” format color type
	•	ClearViewTM boosts optical performance by lens compensation
	•	UXGA YUV output at 15 frames per second, 720p HD resolution at 30 frames per second
	•	Color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, edge enhancement
	•	Multiple video formats including YUV422, RGB565, and ITU656

2.0MP BrightSenseTM System on Chip	•	1/5” format color type
	•	UXGA resolution at 18 frames per second, 720p HD resolution at 30 frames per second
	•	On-chip 4-channel lens correction, defect removal
	•	low noise, low power consumption

HD 720p ClearViewTM System on Chip	•	1/6” format with high sensitivity
	•	ClearViewTM boosts optical performance by lens compensation
	•	720p HD resolution at 30 frames per second
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment.
	•	10 bit parallel video data port and 1-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

1.3MP ClearSenseTM EDR Color Image Sensor	•	1/4” format with ultra high sensitivity
	•	ClearSenseTM achieves higher dynamic range in color up to 84dB with on-chip tone mapping
	•	800p and 720p resolution at 30 frames per second
	•	FlexiTM engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control and saturation/hue adjustment.
	•	Anti-blooming and dark sun cancellation
	•	Build-in low dropout regulator and power on reset
	•	10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.3MP BrightSenseTM System on Chip	•	1/6” format color type
	•	SXGA resolution at 20 frames per second, 720p HD resolution at 30 frames per second
	•	color processing pipeline with dynamic adjustments based on luminance and light color temperature
	•	low noise, low power consumption

VGA BrightSenseTM System on Chip	•	1/10” format color type
	•	VGA YUV output at 30 frames per second, QVGA at 60 frames per second
	•	color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, edge enhancement
	•	automatic low light and frame rate control
	•	multiple video formats including YUV422, RGB565, and ITU656

Wafer Level Optics Products

Wafer level optics are optical products manufactured using semiconductor process on wafers. This innovative approach enables wafer level optics to feature small-form factor and high temperature resistance, making the SMT reflow process possible. We offer entire optical solution for customers who need compact and easily handling optical products on their electronic devices.

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our VGA WLO products have been widely adopted by tier-1 camera module makers and mobile phone brands. The double-side manufacture process makes the lens structure more reductive and achieves better performance. With the innovative process and specific structure, our WLO let camera module reach good performance and make it easy to use.

The following table sets forth the features of our wafer level optics products:

Product		Features
CIF 1elements wafer level lens	•	For 1/13” CIF CIS (3.0μm pixel pitch)
	•	One-element and two-surface design for cost-competitive market
	•	Double-side manufacture process
	•	Already in mass production

VGA 1 element wafer level lens	•	For 1/11” VGA CIS (2.0μm pixel pitch)
	•	One-element and two-surface design for cost-competitive market
	•	Double-side manufacture process
	•	Already in mass production

VGA 1 elements wafer level lens	•	For 1/13” VGA CIS (1.75μm pixel pitch)
	•	One-element and two-surface design for cost-competitive market
	•	Double-side manufacture process
	•	Already in mass production

1.3M 2 elements wafer level lens	•	For 1/9” 1.3M/HD CIS (1.4μm pixel pitch)
	•	Two-element and four-surface design for cost-competitive market
	•	Double-side manufacture process

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2011, we sold our products to more than 200 customers. In 2009, 2010 and 2011, Chimei Innolux, including CMO, Innolux and TPO, and its affiliates, combined with Innolux and TPO before the merger, accounted for 67.5%, 52.8 % and 40.8% of our revenues, respectively. We expect that sales to Chimei Innolux and their respective affiliates, among other large customers, will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2011:

Chimei Innolux Corporation

Chunghwa Picture Tubes, Ltd.

Excel Asian Taiwan Co., Ltd.

HannStar Display Corporation

Happiness Commercial Co., Limited

Hefei Boe Optoelectronics Technology Co., Ltd.

Perfect Display Limited

Samsung Electronics Taiwan Co., Ltd.

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

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan; and Foshan, Fuging, and Ningbo, China. We have offices in Hsinchu and Taipei, Taiwan; Hefei, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Cheonan, South Korea; and Irvine, California, USA, all in close proximity to our customers. For certain products or regions we may sell our products through agents or distributors.

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
Processed Tape
Tape Carrier Packaging (TCP)
Chip on Film (COF)
Chip Probe Testing
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

In November 2002, we received ISO 9001 certification, which was renewed in February 2011 and will expire in February 2014. In February 2006, we received ISO 14001 certification, which was renewed in February 2012 and will expire in February 2015. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2010 and will expire in March 2013, and OHSAS 18001 certification, which was renewed in February 2012 and will expire in February 2015.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Lite-on, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also recently established relationships with UMC and HHNEC. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, ChipMOS Technologies Inc, Chipmore Technology Co., Ltd and Nepes Corporation.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold buming, assembly and testing houses for production. As a result, we expect that we will continue to rely on limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.)	Chipbond Technology Corporation(1)
Lite-on Semiconductor Corp.	Chipmore Technology Co., Ltd.
Macronix International Co., Ltd.	ChipMOS Technologies Inc.
Maxchip Electronics Corp.	LB Semicon Inc.
Shanghai Hua Hong NEC Electronics Company, Ltd.	Nepes Corporation
Semiconductor Manufacturing International Corporation
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Mitsui Micro Circuits Taiwan Co., Ltd.	Ardentec Corporation
Samsung Techwin Co., Ltd.	Advanced Semiconductor Engineering Inc.
Simpal Electronics Co., Ltd.	Chipbond Technology Corporation(1)
Sumitomo Metal Mining Package Material Co., Ltd.	Chipmore Technology Co., Ltd.
LG Innotek Co., Ltd.	ChipMOS Technologies Inc.
Stemco, Ltd.	Nepes Corporation
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd
King Yuan Electronics Co., Ltd.
Orient Semiconductor Electronics
Siliconware Precision Industries Co., Ltd.
Taiwan IC Packaging Corporation

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation(1)
Chipmore Technology Co., Ltd.
ChipMOS Technologies Inc.
Nepes Corporation
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.

Note: (1)	Chipbond Technology Corporation and International Semiconductor Technology Ltd. were both among our principal providers of gold bumping, assembly and testing and chip probe testing services in 2009. These two companies merged on April 1, 2010. Chipbond is the surviving company following the merger.

Intellectual Property

As of March 31, 2012, we held a total of 1,396 patents, including 493 in Taiwan, 505 in the United States, 359 in China, and 39 in others. The expiration dates of our patents range from 2019 to 2030. We also have a total of 835 pending patent applications in Taiwan, 473 in the United States and 370 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

Our monitor semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including MStar Semiconductor, Inc., Novatek Microelectronics Corp., NXP Semiconductor, Realtek Semiconductor Corp.,. For 2D to 3D conversion solutions, we face competition from Mediatek Corp. and MStar Semiconductor, Inc.

For LCOS products, we face competition primarily from digital lighting processing, or DLP, projectors incorporating Texas Instruments Incorporated’s digital light processing technology. We also face competition from a few other mobile projector technologies, including Micron Technology (which acquired Displaytech Inc. in 2009 for its color-sequential ferroelectric liquid crystal on silicon, or FLCOS, projectors), OmniVision (which acquired Aurora Systems in 2010), Syndiant Inc. and Microvision, Inc., a company providing laser-scanning projector solutions.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corporation, Global Mixed-mode Technology Inc. and Advanced Analog Technology, Inc. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2012.

Himax Technologies, Inc.
44.0%
100.0%
100.0%
100.0%
100.0%
100.0%
Argo Limited
Himax Imaging, Inc.
Himax Technologies Limited
Himax Technologies Korea Ltd.,
Himax Semiconductor, Inc.
100.0%
100.0%
80.4%
Tellus Limited
Himax Imaging Corp.
Himax Imaging, Ltd.
7.9%
88.0%
75.1%
100.0%
100.0%
34.3%
Himax Display, Inc.
Himax Analogic,Inc.
Himax Technologies (Samoa), Inc.
Harvest Investment Limited
Himax Media Solutions, Inc.
100.0%
100.0%
100.0%
100.0%
100.0%
Integrated Microdisplays Limited (Hong Kong)
Himax Display US Corp.
Himax Technologies (Suzhou), Co., Ltd.
Himax Technologies (Shenzhen), Co., Ltd.
Himax Media Solutions (Hong Kong) Limited

The following table sets forth summary information for our subsidiaries as of March 31, 2012.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest
			$ (in millions)
Himax Technologies Limited	IC design and sales	ROC	56.0		100.0%
Himax Technologies Korea Ltd. (formerly Himax Technologies Anyang Limited)	Sales	South Korea	0.5		100.0%
Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.)	IC design and sales	ROC	11.4		100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	3.0		100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	1.0		100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	2.0		100.0	%(2)
Himax Display, Inc.	IC design, manufacturing and sales	ROC	39.1		88.0	%(1)
Integrated Microdisplays Limited	IC design and sales	Hong Kong	0.7		88.0	%(3)
Himax Display US Corp.	Investments	Delaware, USA	0.0	(9)	88.0	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	13.3		75.1	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	18.5		100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	25.9		88.3	%(4)
Himax Imaging Corp.	IC design	California, USA	8.2		100.0	%(5)
Argo Limited	Investments	Cayman Islands	9.0		100.0%
Tellus Limited	Investments	Cayman Islands	9.0		100.0	%(6)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	13.2		78.3	%(7)
Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	0.0	(10)	78.3	%(8)
Harvest Investment Limited	Investments	ROC	1.6		100.0	%(1)

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3)	Indirectly, through our 88.0% ownership of Himax Display, Inc.

(4)	Indirectly, as to 80.4% through our 100.0% ownership of Himax Imaging, Inc. and as to 7.9% through our 100.0% ownership of Himax Technologies Limited.

(5)	Indirectly, through our 100.0% ownership of Himax Imaging, Inc.

(6)	Indirectly, through our 100.0% ownership of Argo Limited.

(7)	Directly, as to 44.0%, and indirectly, as to 34.3% through our 100.0% ownership of Himax Technologies Limited.

(8)	Indirectly, through our 78.3% ownership of Himax Media Solutions, Inc.

(9)	Total paid-in capital is US$1.

(10)	Total paid-in capital is HK$10,000.

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

We have established under Himax Taiwan an in-house wafer level optics facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Chimei Innolux, which commenced small-scale shipments in December 2009. We have also rebuilt certain facilities for LCOS and wafer level optics products located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Chimei Innolux in Tainan, where it established an in-house color filter facility. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2011 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.”

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

Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. For example, in the second half of 2008, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of large-sized TFT-LCD panels. Many TFT-LCD panel manufacturers experienced a decrease in prices of large-sized TFT-LCD panels and reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products, particularly in late 2008 and early 2009. While there was a rebound in demand for TFT-LCD panels in the second quarter of 2009, the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. Our product pricing remained weak in 2009. In the second half of 2010, the TFT-LCD panel industry suffered again from an over-supply due to a high inventory level built up previously, which significantly decreased our sales to the TFT-LCD panel industry. In the second half of 2011, the demand of TFT-LCD panels was affected by the uncertain global economic conditions by lowering capacity utilization for large panel products. Because the demand was lower than originally anticipated, ASP pressure arose for large-sized applications during the traditional peak season. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. Besides, as new China panel makers emerged in the market place and have continued to expand their capacity, China panel makers’ bargaining power will increase accordingly. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume, as lower prices may then stimulate demand and thereby drive sales.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2009, 2010 and 2011 was 79.5%, 79.0% and 80.2%, respectively. In 2011, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 52.4%, the cost of processed tape was 7.9%, and the cost of assembly and testing was 39.2%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve the factory utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling $14.1 million, $11.5 million and $6.8 million in 2009, 2010 and 2011, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $6.5 million, $5.9 million and $2.9 million in 2009, 2010 and 2011, respectively, were settled in cash. We have applied Accounting Standards Codification, or ASC, ASC 718, Compensation—Stock Compensation, to account for our share-based compensation plans. ASC 718 requires companies to measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2009, 2010 and 2011 as reflected in our consolidated financial statements.

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively.

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

We made grants of 2,727,278 RSUs to our employees on September 28, 2011. The vesting schedule for such RSU grants is as follows: 97.36% of the RSU grants vested immediately and was settled by cash in the amount of $2.9 million on the grant date, with the remainder vesting equally on each of September 30, 2012, 2013 and 2014, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2009, September 28, 2010 and September 28, 2011 was $3.25, $2.47 and $1.10 per ADS, respectively, which was based on the trading price of our ADSs on that day.

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

In 2009, 2010 and 2011, Himax Taiwan paid $0.5 million, nil and $0.6 million, respectively, in signing bonuses which were charged to earnings. Besides Himax Taiwan, signing bonuses were adopted by six subsidiaries in 2009, 2010 and 2011, and a total of $0.4 million, $0.1 million and $0.07 million, respectively, were paid to certain employees of our subsidiaries.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries. The balance of unused investment tax credits totaled $55.3 million, $55.0 million and $39.4 million as of December 31, 2009, 2010 and 2011, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 and $1.7 million in 2011 compared to $13.8 million in 2009.

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Himax Semiconductor has also become entitled to a five-year tax exemption expiring on December 31, 2013. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we can continue to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009 and $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010 and $0.8 million, $0.002 and $0.002 for the year ended December 31, 2011. As the tax exemptions that expired on March 31, 2009 and December 31, 2010 account for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses had increased significantly in 2009 and 2010 and may continue to increase significantly in the future. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

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

Display drivers for large-sized applications have been the largest source of revenues for us, but we expect display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products to increase in revenue contribution in the future. Our revenues generated from sales of display drivers for large-sized applications decreased in 2010 and 2011 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Chimei Innolux, or prior to the merger, CMO as a result of the impact of the global economic downturn in 2009 and the change of purchase policy by Chimei Innolux to diversify its display driver supply base in 2010. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2010 and 2011 both in absolute amount and as a percentage of our total revenues, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2009		2010		2011
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$493,513	71.3%	$366,492	57.0%	$270,372	42.7%
Display drivers for mobile handsets applications	69,081	10.0	119,623	18.6	169,248	26.8
Display drivers for consumer electronics applications	83,527	12.1	103,942	16.2	112,836	17.8
Others(1)	46,260	6.6	52,635	8.2	80,565	12.7
Total	$692,381	100.0%	$642,692	100.0%	$633,021	100.0%

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors, wafer level optics products and 2D to 3D conversion solutions.

A limited number of customers account for substantially all our revenues. Chimei Innolux and its affiliates, which takes into account the effect of merger of CMO, Innolux and TPO in March 2010, accounted for 67.5%, 52.8% and 40.8% of our revenues in 2009, 2010 and 2011, respectively. Revenues generated from sales to Chimei Innolux and its affiliates are $467,388 thousand, $339,220 thousand and $258,156 thousand in 2009, 2010, and 2011, respectively. In 2010 and 2011, sales to Chimei Innolux and its affiliates further decreased significantly both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Chimei Innolux to diversify its display driver supply base.

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

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2009, 2010 and 2011, approximately 79.2%, 76.7% and 62.4%of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, mask and tooling sets, depreciation on research and development equipment and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2009, 2010 and 2011 were 10.3%, 11.9% and 12.4%, respectively.

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

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2009, we recognized bad debt expense of $0.2 million. In 2010 and 2011, we recognized net recoveries of previously considered doubtful accounts from SVA-NEC of $8.8 million and $1.5 million, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 14 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010 and September 28, 2011 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $14.1 million, $11.5 million and $6.8 million in 2009, 2010 and 2011, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 18.1% in 2009, 17.6% in 2010 and 43.4% in 2011, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development and personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $55.3 million, $55.0 million and $39.4 million as of December 31, 2009, 2010 and 2011, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for a smaller amount of tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Therefore, the amount of tax credits that could be applied under the ROC Statute for Upgrading Industries and the Statute for Industrial Innovation is limited at 50% of the income tax payable. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.7 million in 2010 and $1.7 million in 2011 compared to $13.8 million in 2009.

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. In addition, beginning January 1, 2009, Himax Semiconductor is also entitled to a five-year tax exemption expiring on December 31, 2013. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders for the year ended December 31, 2010 had been an increase of $3.6 million, $0.01 and $0.01, respectively, and $0.8 million, $0.002 and $0.002 for the year ended December 31, 2011, respectively. The tax exemptions that expired on March 31, 2009 and December 31, 2010 account for a substantial proportion of our total tax-exempted income under the ROC Statute for Upgrading Industries. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Our higher effective tax rate in 2011 resulted primarily from two reasons. One, our Taiwan subsidiaries, other than Himax Taiwan, that incurred net operating losses and had provided full valuation allowance for deferred tax assets. Another factor that led to our higher effective tax rate was the NT dollar depreciation against the US dollar during 2011. Since our reporting currency is US dollar, a substantial majority of our taxes incur in Taiwan on the tax basis of NT dollar. More deferred taxes liabilities recognized by Himax Taiwan in 2011 because if we settling the monetary assets or liabilities at USD that would result in taxable income.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied ASC 718 for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2011, we based our share-based compensation cost on an assumed forfeiture rate of 8.73% per annum for RSUs issued in 2008, 11.15% per annum for RSUs issued in 2009, and 14.13% per annum for RSUs issued in 2010 under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2009, 2010 and 2011, the fair value of the ordinary shares underlying the RSUs granted to our employees was $3.25, $2.47 and $1.10 per share, respectively, which was the closing price of our ADSs on September 28, 2009, 2010 and 2011, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008, we recognized a valuation allowance of $25.3 million for the probable credit loss relating to SVA-NEC. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that SVA Group, the ultimate parent company of SVA-NEC, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. While we recovered $8.8 million and $1.5 million from SVA-NEC in 2010 and 2011, respectively, we believe it is probable that we would not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC.

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2009, 2010 and 2011 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges (credits) to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2009	$25,297	$218	$-	$25,515
December 31, 2010	$25,515	$(8,788)	$-	$16,727
December 31, 2011	$16,727	$(1,541)	$-	$15,186

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2009	$162	$2,391	$(1,583)	$970
December 31, 2010	$970	$4,551	$(4,930)	$591
December 31, 2011	$591	$3,385	$(3,191)	$785

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2009, 2010 and 2011 were approximately $13.6 million, $10.6 million, and $9.1 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For each significant asset group, we determined that the undiscounted cash flows expected to result from the use of the asset group significantly exceeded their respective carrying amounts. Consequently, we have not recognized any impairment charges on long-lived assets during the period from December 31, 2009 to December 31, 2011.

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

In 2009 and 2010, we consider the enterprise as a whole to be a single reporting unit for purposes of testing goodwill for impairment. The adjusted market value of the Company, based on the quoted market price of the Company’s shares and including a reasonable control premium, was in excess of the Company’s equity book value on the date of first step of the assessment in 2009 and 2010. Therefore, we concluded that the Company’s goodwill was not impaired in 2009 and 2010.

Since January 2011, we changed our internal reporting such that we now have two operating, which are also reportable segments. We have determined that we have five reporting units, however, all of the goodwill has been assigned to Driver IC reporting unit, which is also an operating segment. Therefore, only Driver IC reporting unit need to be tested for goodwill impairment.

For Driver IC reporting unit in 2011, we compared the carrying value of Driver IC reporting unit, inclusive of assigned goodwill, to its respective fair value—step 1 of the two-step impairment test.

We use the discounted cash flow (DCF) method to determine the fair value of each reporting unit. We engaged an independent external service provider to assist us in estimating the fair value of each reporting unit. In conducting the DCF valuation, we incorporate the use of projected financial information and discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts that include revenue projections, which are based on business plan and considered industry trends, capital spending trends, and investment in working capital to support anticipated revenue growth. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in our reporting units. We used a discount rate based on our weighted average cost of capital, which was 23.0% for Driver IC reporting unit and 30.1% and 35.1% for other reporting units as of October 31, 2011.

In order to determine the reasonableness of the fair values of the reporting units, we performed a reconciliation of the aggregate fair values of the reporting units to our market capitalization based on the quoted market price of our ordinary shares, adjusted for an appropriate control premium. In determining an appropriate control premium, we referenced the FactSet MergerStat database and Standard Industrial Classification (SIC) Code 367X to identify comparable merger and acquisition transactions effected in 2011 prior to October 31, 2011. Within the 4 compared and observed semiconductor industry transactions, the control premiums ranged from 57.9% to 175.3%. The average observed control premium was approximately 94.3%.

Based on our assessment, the estimated fair value of the Driver IC reporting unit exceeded its carrying amount by 7.6% at October 31, 2011 and therefore we concluded that goodwill was not impaired in 2011. However, our conclusion could change in the future if our quoted market price falls further below our net book value per share or if market conditions change with respect to control premiums paid for companies of our size and business nature.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2009, 2010 and 2011 is as follows:

Year	Balance at Beginning of Year	Additions (Reversal) Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2009	$249	$2,920	$(2,490)	$679
December 31, 2010	$679	$3,772	$(3,772)	$679
December 31, 2011	$679	$(321)	$(280)	$78

The significant decrease in provisions for product warranty costs and amount utilized for the year ended December 31, 2011 were due primarily to a decrease in actual warranty claims.

Income Taxes

According to ROC Income Tax Act, dividends distributed by Taiwan Company to its foreign shareholders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the ordinary shares in the case of stock dividends. However, a 10% R.O.C. retained earnings tax paid by Taiwan Company on its undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. tax imposed on those distributions. This additional tax cannot be provided a tax credit to mitigate the double taxation by us.

As of December 31, 2010 and 2011, we have not provided for income taxes on the undistributed earnings of approximately $454.5 million and $467.7 million, respectively, of our foreign subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are majorly from Himax Taiwan which approximately $454.3 million and $467.3 million as of December 31, 2010 and 2011, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

However, a deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are a holding company located in the Cayman Islands and generally paid dividends and repurchased outstanding shares in past few years. In respond these activities; we receive cash from bank loan and Himax Taiwan through intercompany borrowings instead of dividends distribution by Himax Taiwan. At December 31, 2010 and 2011, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $86.8 million and $85.6 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is repatriated.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Balance at beginning of year	$5,718	$8,450	$6,892
Increase related to prior year tax positions	-	-	-
Decrease related to prior year tax positions	-	(2,295)	(6,759)
Increase related to current year tax positions	2,587	133	-
Effect of exchange rate change	145	604	(5)
Balance at end of year	$8,450	$6,892	$128

Except for Himax Taiwan, Himax Technologies Korea Ltd. (based in South Korea), or Himax Korea, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowance of $28.4 million, $31.6 million and $31.9 million as of December 31, 2009, 2010 and 2011, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. An additional valuation allowance of $11.3 million and $3.3 million as of December 31, 2010 and 2011, respectively, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the our chief operating decision maker (CODM) for making operating decisions, allocating resources and assessing performance as the source for determining the Company's reportable segments.

Our CODM has been identified as the Chief Executive Officer, who regularly reviews operating results to make decisions about allocating resources and assessing performance for us.

Prior to fiscal year 2011, based on the Company’s internal organization structure and its internal reporting, management determined that the Company did not have any operating segments as that term is defined in ASC 280 (SFAS No. 131), “Segments Reporting”.

Since January 2011, the management changed our internal organization structure and internal reporting. Consequently, the management has determined that we have two operating segments, Driver IC and Non-driver products, which are also reportable segments. This basis of segmentation is applied retrospectively to present segment information for 2009 and 2010.

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss. There are no intersegment sales in the segment revenues reported to the CODM. Segment profit and loss is determined on a basis that is consistent with how we report operating income (loss) in our consolidated statements of operations. Segment profit (loss) excludes income taxes, interest income and expense, foreign currency exchange gains and losses, equity in the earnings (losses) of affiliates, gains and losses on valuations of financial instruments and sales of investment securities, and other income and expenses.

Consolidated Results of Operations

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

	Year Ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	79.5	79.0	80.2
Research and development	10.3	11.9	12.4
General and administrative	2.4	2.9	2.7
(Recovery of) bad debt expense	-	(1.4)	(0.2)
Sales and marketing	1.5	2.1	2.3
Total costs and expenses	93.7	94.5	97.4
Operating income	6.3	5.5	2.6
Non-operating income (loss)	-	-	-
Income tax expense	1.1	1.0	1.1
Net income	5.2	4.5	1.5
Net loss attributable to noncontrolling interests	0.6	0.6	0.2
Net income attributable to Himax stockholders	5.7	5.2	1.7

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues decreased 1.5 % to $633.0 million in 2011 from $642.7million in 2010. This decrease was attributable mainly to a 26.2% decrease in revenues from display drivers for large-sized applications to $270.4 million in 2011 from $366.5 million in 2010 primarily as a result of a significant decrease in sales to Chimei Innolux due to the change of purchase policy by Chimei Innolux to diversify its display driver supply base in 2011. The decrease was partially offset by a 26.2% increase in revenues from display drivers for mobile handset and consumer electronics applications to $282.1 million in 2011 from $223.6 million in 2010, and a 53.1% increase in revenues from non-driver products to $80.6 million in 2011 from $52.6 million in 2010. Our average selling prices decreased 2.3% in 2011 primarily as a result of the downward pricing pressure from TFT-LCD panel manufacturers in 2011 and changes in product mix. Such impact on our revenues was partially offset by a 28.1% increase in our unit shipments of our display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased 1.5% to $616.4million in 2011 from $607.3 million in 2010. As a percentage of revenues, costs and expenses increased to 97.4% in 2011 compared to 94.5% in 2010.

•	Cost of Revenues. Cost of revenues decreased to $507.4 million in 2011 from $507.6 million in 2010. The minor decrease in cost of revenues was due primarily to a 0.80% decrease in average unit cost, partially offset by a 0.77% increase in unit shipments, as compared to 2010. As a percentage of revenues, cost of revenues decreased to 80.2% in 2011 from 79.0% in 2010.

•	Research and Development. Research and development expenses increased 3.4% to $79.0 million in 2011 from $76.4 million in 2010. This increase was primarily attributable to increases in salary expenses and outsourcing process expenses. The increase was partially offset by decrease in research and development material expenses. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses decreased 8.9% to $17.1 million in 2011 from $18.8 million in 2010, primarily as a result of a decreased in depreciation expenses and professional fees. The decrease in depreciation expenses was due primarily to the changed of allocation base for the headquarter’s depreciation. The decrease in professional fees was due primarily to decreasing certain expenses relating to our Taiwan listing application with the Taiwan Stock Exchange on its main board and the lawyer’s fees for investment assessment in 2010.

•	Recovery of Bad Debt Expense. We recognized net recoveries of previously considered doubtful accounts from SVA-NEC of $1.5 million in 2011 and $8.8 million in 2010.

•	Sales and Marketing. Sales and marketing expenses increased 8.2% to $14.4 million in 2011 from $13.3 million in 2010, primarily as a result of an increase in salary expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income (Loss), net. We had a net non-operating income of $0.2 million in 2011 compared to net non-operating loss of $64,000 in 2010. Our foreign currency exchange gains increased to $0.5 million in 2011 from exchange loss $0.9 million in 2010, primarily for the net liability denominated in NT dollar due to the weaker NT dollar against the US dollar in 2011. Our interest expense increased to $0.5 million from $0.2 million in 2010 because we obtained bank loans in 2011 to fund our investment in subsidiary and dividend distribution. Our other losses increased to $0.4 million in 2011 from other incomes $0.5 million in 2010, primarily as a result of unrealized losses on conversion option in 2011.

Income Tax Expense. Our income tax expense increased 17.2% to $7.3 million in 2011 from $6.2 million in 2010. Our effective income tax rate increased from 17.6 % in 2010 to 43.4% in 2011. This change in our effective income tax rate was mainly attributable to the increased in taxable income due to the weaker NT dollar against the US dollar in 2011, the additional valuation allowance provided in 2011 to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits and net operating loss carryforwards at certain loss making subsidiaries.

Net Income. As a result of the foregoing, our net income decreased to $9.5 million in 2011 from $29.1 million in 2010 and net income attributable to Himax stockholders decreased to $10.7 million in 2011 from $33.2 million in 2010.

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

•	Cost of Revenues. Cost of revenues decreased 7.8% to $507.6 million in 2010 from $550.6 million in 2009. The decrease in cost of revenues was due primarily to a 8.1% decrease in average unit cost, partially offset by a 0.3% increase in unit shipments, as compared to 2009. The decrease in average unit cost was attributable primarily to changes in product mix, our efforts to control cost through optimizing our supplier mix, improving design processes, increasing manufacturing yields and leveraging our scale and close relationship with semiconductor manufacturing service providers and suppliers. As a percentage of revenues, cost of revenues decreased to 79.0% in 2010 from 79.5% in 2009.

•	Research and Development. Research and development expenses increased 7.1% to $76.4 million in 2010 from $71.4 million in 2009. This increase was primarily attributable to increases in salary expenses, mask and mold expenses, verification expenses, and wafer, tape and other related expenses. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries. Our mask and mold expenses, inspection expenses and wafer, tape and other related expenses increased primarily as a result of our continued efforts in increasing research and development expenditures.

•	General and Administrative. General and administrative expenses increased 14.8% to $18.8 million in 2010 from $16.3 million in 2009, primarily as a result of an increase in salary expenses, professional fees and employee welfare expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries. The increase in professional fees was due primarily to increasing patent filing fees and certain expenses relating to our listing application with the Taiwan Stock Exchange on its main board in 2010.

•	Recovery of Bad Debt Expense. We recognized a recovery of previously considered doubtful accounts from SVA-NEC of $8.8 million in 2010, compared to bad debt expense of $0.2 million in 2009.

•	Sales and Marketing. Sales and marketing expenses increased 28.2% to $13.3 million in 2010 from $10.4 million in 2009, primarily as a result of an increase in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

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

Net Income. As a result of the foregoing, our net income decreased 18.8% to $29.1 million in 2010 from $35.8 million in 2009 and net income attributable to Himax stockholders decreased 16.3% to $33.2 million in 2010 from $39.7 million in 2009.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the our chief operating decision maker (CODM) for making operating decisions, allocating resources and assessing performance as the source for determining the Company's reportable segments.

Our CODM has been identified as the Chief Executive Officer, who regularly reviews operating results to make decisions about allocating resources and assessing performance for us.

Prior to fiscal year 2011, based on the Company’s internal organization structure and its internal reporting, management determined that the Company did not have any operating segments as that term is defined in ASC 280 (SFAS No. 131), “Segments Reporting”.

Since January 2011, the management changed our internal organization structure and internal reporting. Consequently, the management has determined that we have two operating segments, Driver IC and Non-driver products, which are also reportable segments. This basis of segmentation is applied retrospectively to present segment information for 2009 and 2010.

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss. There are no intersegment sales in the segment revenues reported to the CODM. Segment profit and loss is determined on a basis that is consistent with how we report operating income (loss) in our consolidated statements of operations. Segment profit (loss) excludes income taxes, interest income and expense, foreign currency exchange gains and losses, equity in the earnings (losses) of affiliates, gains and losses on valuations of financial instruments and sales of investment securities, and other income and expenses.

The following table sets forth the revenues and operation results by segments for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousand)
Segment Revenues
Driver IC	$646,121	590,057	552,456
Non-Driver products	46,260	52,635	80,565
Total	$692,381	642,692	633,021

Segment profit (loss)
Driver IC	$71,035	54,815	38,401
Non-Driver products	(27,498)	(19,457)	(21,793)
Total	$43,537	35,358	16,608

Driver IC segment

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues from Driver IC segment decreased 6.4% to $552.5 million in 2011 from $590.1 million in 2010. This decrease was attributable to 3.1% decrease in our average selling price and 3.3% decrease in unit shipments of our driver IC products.

Segment profit. Profit from Driver IC segment decreased 29.9% to $38.4 million in 2011 from $54.8 million in 2010. This decrease was primarily attributable to decrease in revenues and partially offset by a 0.9% decrease in average unit cost and a 2.7% decrease in operating expenses, as compared to 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues from Driver IC segment decreased 8.7% to $590.1 million in 2010 from $646.1 million in 2009. This decrease was attributable to 8.1% decrease in our average selling price and 0.6% decrease in unit shipments of our driver IC products.

Segment profit. Profit from Driver IC segment decreased 22.8% to $54.8 million in 2010 from $71.0 million in 2009. This decrease was mainly attributable to decrease in revenues and partially offset by a 6.5% decrease in average unit cost and a 6.2% decrease in operating expenses, as compared to 2009.

Non-Driver Products segment

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues from Non-Driver Products segment increase 53.1% to $80.6 million in 2011 from $52.6 million in 2010. This increase was attributable mainly to 54.4% increase in unit shipments of our non-driver products.

Segment loss. Loss from Non-Driver Products segment increased 12.0% to $21.8 million in 2011 from $19.5 million in 2010. This increase was attributable to 31.8% increase in operating expenses and partially offset by increase in revenues and a 2.1% decrease in average unit cost, as compared to 2010. This increase in operating expenses was primarily attributable to increases in salary expenses and outsourcing process expenses for R&D.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues from Non-Driver Products segment increase 13.8% to $52.6 million in 2010 from $46.3 million in 2009. This increase was attributable mainly to 14.5% increase in unit shipments of our non-driver products.

Segment loss. Loss from Non-Driver Products segment decreased 29.2% to $19.5 million in 2010 from $27.5 million in 2009. This decrease was attributable to increase in revenues and a 27.3% decrease in average unit cost and partially offset by increase in operating expenses, as compared to 2009. This increase in operating expenses was primarily attributable to increases in salary expenses, mask and mold expenses, wafer, tape and other related expenses.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by operating activities	$73,630	$57,631	$43,448
Net cash used in investing activities(1)	(7,541)	(17,599)	(10,197)
Net cash used in financing activities(1)	(90,779)	(54,195)	(24,015)
Net increase (decrease) in cash and cash equivalents	(24,276)	(14,082)	9,322
Cash and cash equivalents at beginning of period	135,200	110,924	96,842
Cash and cash equivalents at end of period	110,924	96,842	106,164

Note:	(1)	Certain amounts in 2010 have been reclassified to conform to 2011 presentation.

 Operating Activities. Net cash provided by operating activities in 2011 was $43.4 million compared to $57.6 million in 2010. This decrease in net cash provided by operating activities in 2011 was due primarily to a decrease in cash collected from customers in 2011 compared to 2010, an increase in cash used in 2011 to pay for operating expense, a decrease in recovery of bad debt expense in 2011 and partially offset by a decrease in cash used for raw materials, assembly and testing process fees in 2011 compared to 2010. Net cash provided by operating activities in 2010 was $57.6 million compared to $73.6 million in 2009. This decrease in net cash provided by operating activities in 2010 was due primarily to an increase in cash used in 2010 to pay for raw materials, assembly and testing process fees as compared to 2009, partially offset by an increase in cash collected from customers.

Investing Activities. Net cash used in investing activities in 2011 was $10.2 million compared to $17.6 million in 2010. This decrease in net cash used in investing activities in 2011 was due primarily to a decrease in purchasing of investment securities and available-for-sale marketable securities and partially offset by an increase in cash used for property and equipment in 2011 compared to 2010. Net cash used in investing activities in 2010 was $17.6 million compared to $7.5 million in 2009. This increase in net cash used in investing activities in 2010 was due primarily to an increase in purchase of investment securities.

Financing Activities. Net cash used in financing activities in 2011 was $24.0 million compared to $54.2 million in 2010. This change was due primarily to a decrease in payments to acquire ordinary shares and a decrease in distribution of cash dividends. Net cash used in financing activities in 2010 was $54.2 million compared to $90.8 million in 2009. This change was due primarily to a decrease in payments to acquire ordinary shares for retirement, and a decrease in distribution of cash dividends.

Our capital expenditures were incurred primarily in connection with purchase of property and equipment. Our capital expenditures totaled $10.6 million, $7.2 million and $18.9 million in 2009, 2010 and 2011, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2009, 2010 and 2011, we incurred research and development expenses of $71.4 million, $76.4 million and $79.0 million, respectively, representing 10.3%, 11.9% and 12.4% of our revenues, respectively.

5.D. Trend Information

LED TVs, 3D TVs, smartphones and tablet PCs are the major themes for the large and small and medium-sized panels. There will be more and more similar products on the market. In 2011, we lost share in large panel drivers, because one of our major customers continued to diversify their driver IC supply base. However, we are confident that our competitiveness in this segment remains strong and we will continue to drive toward winning more market share in this account and others. In 2011, we did gain share in the large panel sector in China where there are relatively new panel makers emerging in the market place with aggressive capacity expansion plans. Besides, we also benefited from our gains in small and medium size panels, especially in the smartphone. We were also able to grow our small and medium-sized driver businesses and significantly expand our market share there. The market for smaller size panel manufacturing is a lot more fragmented with a much larger number of customers participating in the market space. The fact that we were able to achieve outstanding performance in this area in 2011 was a strong indication of our continued competitiveness in the driver IC industry. We are currently in a strong position in the smart phone sector with leading technologies, competitive products and good customer line-up. The growth momentum is expected to continue in 2012 with strong demand coming from both Chinese and international brand customers. However, continued strong growth momentum in smart phone market has attracted more competitors to enter in this segment. Increased competition in smart phone segment may result in pricing pressure and loss of market share.

The potential expansion plans for next generation fabs in China proposed by several TFT-LCD panel manufacturers might significantly increase the output of the TFT-LCD panels if all of the plans are implemented in the following years. Although these capacity expansions offer attractive new driver business opportunities, they might also cause over-supply for TFT-LCD panels at the same time. Besides, as new China panel makers have continued to expand their capacity, their bargaining power will increase due to larger size and result in more ASP pressure.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2011, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	4,440	1,303	1,446	380	1,311
Purchase obligations(1)	108,717	108,717	-	-	-
Other obligations(2)	816	296	368	152	-
Total	113,973	110,316	1,814	532	1,311

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

	(2)	Includes obligations under license agreements.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2009, 2010 and 2011, rental expenses for operating leases amounted to $1.1 million, $1.2 million and $1.2 million, respectively. The lease arrangements will expire gradually from 2012 to 2016. As of December 31, 2011, we agreed to make future minimum lease payments of $1.1 million, $0.6 million, $0.4 million, $21,000 and $1,000 in 2012, 2013, 2014, 2015 and 2016, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2011, the remaining commitments under such contracts were $2.4 million. These outstanding contracts had a total contract value of $8.2 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2011, our contractual obligations pursuant to such arrangements amounted to approximately $77.4 million.

We have also agreed to donate a total of NT$55.4 million ($1.7 million) to two top local universities in Taiwan for development of their laboratories in 5 years. In 2011, we paid NT$12.0 million ($0.4 million). As of December 31, 2011, we had paid all the donations.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2011 were $1.8 million compared to $1.5 million and $1.3 million in 2010 and 2009, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2011 were $1.9 million compared to $1.7 million and $1.5 million in 2010 and 2009, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of consumer price index in Taiwan was (0.9)%, 1.0% and 1.4% in 2009, 2010 and 2011, respectively.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. Management will implement the provisions of ASU 2011-11 as of January 1, 2013.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management will implement the provisions of ASU 2011-08 as of January 1, 2012.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2012. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	54	Chairman of the Board
Jordan Wu	51	President, Chief Executive Officer and Director
Tien-Jen Lin	49	Director
Chih-Chung Tsai	56	Director, Chief Technology Officer, Senior Vice President
Dr. Chun-Yen Chang	74	Director
Dr. Yan-Kuin Su	63	Director
Yuan-Chuan Horng	60	Director
Jackie Chang	52	Chief Financial Officer
Norman Hung	54	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan. Dr. Wu also served as the vice chairman of the board of directors of CMO prior to its merger with Innolux and TPO. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd., a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

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

Yuan-Chuan Horng is our director. He is currently the assistant vice president of the Finance Division of China Steel Corporation since October 2011. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng was the general manager of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Other Executive Officers

Jackie Chang is our chief financial officer. Before joining Himax, Mrs. Chang served as the CFO of Castlink Corporation and VP of Finance and Operations for PlayHut, Inc. Prior to joining PlayHut, Ms. Chang was General Manager -Treasury Control for Nissan North America. She held several positions in Nissan North America during from 1994 to 2006 including finance, treasury planning, operations and accounting. She had worked at Nissan JV in China from 2003 to 2006 where she implemented IFRS and SAP successfully. She holds a BBA in accounting from the National Chung-Hsing University in Taiwan and an MBA in Finance from Memphis State University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive officers was approximately $0.6 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.6 million. In 2011, our executive officers voluntarily either reduced the number of RSUs to be granted proposed by the compensation committee to $1 or contribute half of their RSUs to the share-based compensation pool which were then reallocated to compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2011, the aggregate cash compensation that we paid to our independent directors was approximately $120,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs that we granted in 2011 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares after effected on August 10, 2009. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	1	2	-
Jordan Wu	1	2	-
Tien-Jen Lin	-	-	-
Chi-Chung Tsai	1	2	-
Dr. Chun-Yen Chang	-	-	-
Dr. Yan-Kuin Su	-	-	-
Yuan-Chuan Horng	-	-	-
Jackie Chang(1)	-	-	-
Jessica Pan(2)	13,905	21,818	5,992
Norman Hung	18,182	21,818	14,546

(1) Jackie Chang was appointed as our Chief Financial Officer, with effect from January 20, 2012.

(2) Jessica Pan was appointed as our Acting Chief Financial Officer, with effect from October 1, 2010 and relinquished from January 20, 2012.

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

6.D. Employees

As of December 31, 2009, 2010 and 2011, we had 1,229, 1,341 and 1,423 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2011:

Function	Number
Research and development(1)	874
Engineering and manufacturing(2)	246
Sales and marketing(3)	210
General and administrative	93
Total	1,423

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.
	(3)	Includes field application engineers.

Share-Based Compensation Plans

Himax Technologies, Inc. 2005 and 2011 Long-Term Incentive Plan

We adopted two long-term incentive plans in October 2005 and September 2011. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

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

Number of Authorized Shares. We have authorized a maximum of 36,153,854 shares in 2005 plan and 20,000,000 shares in 2011 plan to be issued under the plan. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “—Restricted Share Units.”

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

We made grants of 2,727,278 RSUs to our employees on September 28, 2011. The vesting schedule for such RSU grants is as follows: 97.36% of the RSU grants vested immediately and was settled by cash in the amount of $2.9 million on the grant date, with the remainder vesting equally on each of September 30, 2012, 2013 and 2014, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2012, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Dr. Biing-Seng Wu	70,600,512	20.7%
Jordan Wu	27,776,840	8.2%
Tien-Jen Lin	-	-
Chih-Chung Tsai	7,035,062	2.1%
Dr. Chun-Yen Chang	1,668,068	0.5%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Jackie Chang	-	-
Norman Hung	366,222	0.1%

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

As of March 31, 2012, 340,255,988 of our shares were outstanding. We believe that, of such shares, 152,169,956 shares in the form of ADSs were held by approximately 11,081 holders in the United States as of March 31, 2012.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2012, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu	70,600,512	20.7%
Chimei Innolux(1)	50,799,506	14.9%
Jordan Wu	27,776,840	8.2%
All directors and executive officers as a group	108,362,808	31.8%

Note:	(1)	As of March 31, 2012, Chimei Innolux also beneficially owns an equity interest of approximately 6.6% in our subsidiary Himax Media Solutions.

We have a close relationship with Chimei Innolux, one of our major shareholders and a leading TFT-LCD panel manufacturer based in Taiwan and listed on the Taiwan Stock Exchange. Chimei Innolux’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Chimei Innolux was formerly known as Innolux and is the surviving entity following the completion of the merger of CMO, Innolux, and TPO on March 18, 2010. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were former employees of CMO. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation, and Chimei Innolux currently is one of our largest shareholders. Chimei Innolux or CMO has also been our largest customer since our inception. In 2011, sales to Chimei Innolux (together with its affiliates), accounted for 40.8% of our revenues. Certain of our directors also held or hold key management positions at Chimei Innolux or, CMO or its affiliates prior to the merger. Mr. Tien-Jen Lin, our director, served as the Special Assistant to General Manager in Chimei Innolux. Prior to the merger, Mr. Jung-Chun Lin, our former director, was the senior vice president of finance and administration of CMO and Dr. Biing-Seng Wu, our chairman, was the vice chairman of the board of directors of CMO. After the merger, Mr. Jung-Chun Lin and Dr. Biing-Seng Wu no longer hold positions in Chimei Innolux. We also have entered into various transactions with Chimei Innolux, or CMO prior to the merger, and its affiliates as further described below.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Chimei Innolux and Related Companies

Chimei Innolux

We sold display drivers to Chimei Innolux. We generated net sales to Chimei Innolux in the amount of $55.6 million in 2011. Our receivables from such sales were $17.7 million as of December 31, 2011.

We lease office space, facilities and inventory locations from Chimei Innolux and certain of its subsidiaries. Rent and utility expenses resulting from such leases in 2011 were $0.7 million. The related payables as of December 31, 2011 were $0.3 million. As of December 31, 2011, we agreed to make future minimum lease payments of $2.2 million in aggregate under non-cancelable operating leases with these related parties.

In 2011, we purchased consumable and miscellaneous items amounting to $0.3 million from Chimei Innolux and other related parties. The related payables as of December 31, 2011 were $9,000. .

CMO-NingBo

CMO-NingBo is a subsidiary of Chimei Innolux. We sell display drivers to CMO-NingBo. We generated net sales to CMO-NingBo in the amount of $123.9million in 2011. Our receivables from such sales were $34.0 million as of December 31, 2011.

CMO-NanHai

CMO-NanHai is a subsidiary of Chimei Innolux. We sell display drivers to CMO-NanHai. We generated net sales to CMO-NanHai in the amount of $41.2 million in 2011. Our receivables from such sales were $17.0 million as of December 31, 2011.

NingBo Chi Hsin Electronics Ltd.

NingBo Chi Hsin Electronics Ltd., or Chi Hsin-NingBo, is a subsidiary of Chimei Innolux. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-NingBo. We generated net sales to Chi Hsin-NingBo in the amount of $16.8 million in 2011. Our receivables from such sales were $4.0 million as of December 31, 2011.

NingBo Chi Mei Electronics Ltd.

NingBo Chi Mei Electronics Ltd., or CME-NingBo, is a subsidiary of Chimei Innolux. We sell display drivers for large-sized applications to CME-NingBo. We generated net sales to CME-NingBo in the amount of $18.9 million in 2011, and our receivables from these sales were approximately $6.6 million as of December 31, 2011.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
2006 (from March 31)	$9.45	$4.21	813.4
2007	6.15	3.53	741.1
2008	6.29	1.00	590.1
2009	3.97	1.32	529.6
2010	3.28	2.00	297.0
First quarter	3.20	2.72	270.5
Second quarter	3.28	2.66	369.2
Third quarter	3.10	2.30	243.8
Fourth quarter	2.50	2.00	304.3
2011	2.69	0.97	293.1
First quarter	2.69	2.17	240.7
Second quarter	2.56	1.71	140.9
Third quarter	2.20	1.10	241.7
Fourth quarter	1.20	0.97	548.4
November	1.15	1.02	540.5
December	1.09	0.98	597.0
2012
First quarter	2.34	0.99	639.1
January	1.49	0.99	735.5
February	1.84	1.36	715.3
March	2.34	1.60	481.9
April (through April 20)	2.45	1.89	341.1

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

10.C. Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see “Item 4A. History and Development of the Company” for more information on our subsidiary, Himax Display, to acquire all of the outstanding shares of capital stock of Spatial Photonics in exchange for certain number of common stock of Himax Display.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2011, more than 99.0% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2011, approximately 64.6% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2011, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In October 2011, we received a payment of $0.4 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2011.

KPMG, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is included below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 26, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2012

Changes in Internal Control Over Financial Reporting

In 2011, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2010 and 2011.

	Year ended December 31,
Services	2010	2011
Audit Fees(1)	$936,000	$716,000
All Other Fees(2)	3,300	14,000
Tax Fees(3)	1,700	-
Total	$941,000	$730,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years and Taiwan listing program. This category also includes statutory audits required by the Tax Bureau of the ROC.

	(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports.

	(3)	Tax Fees. This category consists of fees for general tax planning and advice.

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

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board and to the extent that the articles do not prohibit treasury shares. Therefore, we would hold the treasury shares not been cancelled used for settle future employees awards.

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2012, we had repurchased a total of approximately $13.8 million of our ADSs (approximately 8.3 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the two share buyback programs for each of the specified periods.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2007 Share Buyback Program:
November 8, 2007 to November 30, 2007	3,973,514	$4.38	3,973,514	$22,612,902
December 1, 2007 to December 31, 2007	2,595,594	$4.23	6,569,108	$11,633,090
January 1, 2008 to January 31, 2008	849,914	$4.24	7,419,022	$8,025,902
March 1, 2008 to March 18, 2008	224,128	$4.67	7,643,150	$6,980,313
July 1, 2008 to July 17, 2008	21,300	$4.21	7,664,450	$6,890,632

2008 Share Buyback Program:
November 17, 2008 to November 30, 2008	561,411	$1.52	561,411	$49,144,319
December 1, 2008 to December 31, 2008	1,807,680	$1.35	2,369,091	$46,695,254
January 1, 2009 to January 31, 2009	1,243,903	$1.58	3,612,994	$44,728,654
February 1, 2009 to February 28, 2009	928,621	$1.70	4,541,615	$43,152,903
March 1, 2009 to March 31, 2009	643,884	$2.12	5,185,499	$41,785,487
April 1, 2009 to April 30, 2009	1,580,525	$2.73	6,766,024	$37,466,191
May 1, 2009 to May 18, 2009	734,939	$2.67	7,500,963	$35,501,073
July 8, 2009 to July 31, 2009	979,039	$3.63	8,480,002	$31,946,031
August 3, 2009 to August 31, 2009	1,734,252	$3.41	10,214,254	$26,029,399
September 1, 2009 to September 29, 2009	1,403,787	$3.36	11,618,041	$21,306,237
October 1, 2009 to October 30, 2009	1,574,538	$2.99	13,192,579	$16,590,908
November 2, 2009 to November 30, 2009	1,482,205	$2.44	14,674,784	$12,978,152
December 2, 2009 to December 31, 2009	819,558	$2.91	15,494,342	$10,597,029
January 22, 2010 to January 29, 2010	280,237	$2.95	15,774,579	$9,769,423
February 1, 2010 to February 26, 2010	752,978	$2.90	16,527,557	$7,586,933
March 2, 2010 to March 19, 2010	207,150	$2.99	16,734,707	$6,967,341
May 5, 2010 to May 25, 2010	780,239	$2.81	17,514,946	$4,772,512
June 2, 2010 to June 30, 2010	234,007	$2.98	17,748,953	$4,074,515
July 1, 2010 to July 26, 2010	362,497	$2.96	18,111,450	$3,002,786
August 5, 2010 to August 31, 2010	1,092,118	$2.43	19,203,568	$350,516
September 1, 2010 to September 7, 2010	144,800	$2.42	19,348,368	$25

2011 Share Buyback Program:
June 22, 2011 to June 30, 2011	30,847	$2.14	30,847	$24,934,056
July 1, 2011 to July 29, 2011	263,836	$1.95	294,683	$24,418,694
August 3, 2011 to August 31, 2011	640,417	$1.49	935,100	$23,465,611
September 1, 2011 to September 30, 2011	472,179	$1.24	1,407,279	$22,881,401
October 3, 2011 to October 31, 2011	676,186	$1.08	2,083,465	$22,151,317
November 1, 2011 to November 30, 2011	939,440	$1.07	3,022,905	$21,147,684
December 1, 2011 to December 30, 2011	744,305	$1.02	3,767,210	$20,391,248
January 3, 2012 to January 31, 2012	2,451,652	$1.31	6,218,862	$17,185,592
February 1, 2012 to February 27, 2012	1,873,787	$1.61	8,092,649	$14,172,391
March 6, 2012 to March 30, 2012	186,345	$1.75	8,278,994	$13,847,214
April 3, 2012 to April 25, 2012	120,968	$1.96	8,399,962	$13,610,673

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 26, 2012.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2010 and 2011.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(d) Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(e) Consolidated Statements of Equity of the Company and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

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

Date: April 30, 2012

HIMAX TECHNOLOGIES, INC.

95

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Taipei, Taiwan (the Republic of China)

April 26, 2012

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2011

(in thousands of US dollars)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$96,842	106,164
Investments in marketable securities available-for-sale	8,632	165
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $17,180 and $15,888 at December 31, 2010 and 2011, respectively	80,212	101,280
Accounts receivable from related parties, less allowance for sales returns and discounts of $138 and $83 at December 31, 2010 and 2011, respectively	95,964	79,833
Inventories	117,988	112,985
Deferred income taxes	11,977	16,217
Restricted cash and cash equivalents	58,500	84,200
Prepaid expenses and other current assets	15,809	14,865
Total current assets	485,924	515,709

Investment securities, including securities measured at fair value of $5,196 and $5,080 at December 31, 2010 and 2011, respectively	24,622	24,506
Equity method investments	869	439
Property, plant and equipment, net	47,561	57,150
Deferred income taxes	24,729	13,649
Goodwill	26,846	26,846
Intangible assets, net	6,674	4,494
Restricted marketable securities	172	1,266
Other assets	2,223	919
	133,696	129,269
Total assets	$619,620	644,978

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2010 and 2011

(in thousands of US dollars, except share and per share data)

	December 31,
	2010	2011
Liabilities and Equity
Current liabilities:
Short-term debt	$57,000	84,200
Accounts payable	115,922	134,353
Income taxes payable	9,125	3,644
Deferred income taxes	96	-
Other accrued expenses and other current liabilities	23,605	23,163
Total current liabilities	205,748	245,360
Income taxes payable	133	-
Accrued pension liabilities	168	319
Deferred income taxes	1,215	836
Other liabilities	5,380	3,405
Total liabilities	212,644	249,920

Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,842,764 shares issued and outstanding at December 31, 2010; 356,699,482 shares issued and 349,279,556 shares outstanding at December 31, 2011	106,153	107,010
Additional paid-in capital	100,291	103,051
Treasury shares, at cost (nil and 7,419,926 ordinary shares at December 31, 2010 and December 31, 2011, respectively)	-	(4,502)
Accumulated other comprehensive income	1,204	166
Unappropriated retained earnings	198,230	187,712
Total Himax Technologies, Inc. stockholders’ equity	405,878	393,437
Noncontrolling interests	1,098	1,621
Total equity	406,976	395,058
Commitments and contingencies
Total liabilities and equity	$619,620	644,978

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2009	2010	2011

Revenues
Revenues from third parties, net	$245,075	304,068	374,788
Revenues from related parties, net	447,306	338,624	258,233
	692,381	642,692	633,021

Costs and expenses:
Cost of revenues	550,556	507,647	507,449
Research and development	71,364	76,426	79,042
General and administrative	16,346	18,770	17,095
(Recovery of ) bad debt expense	218	(8,788)	(1,541)
Sales and marketing	10,360	13,279	14,368
Total costs and expenses	648,844	607,334	616,413

Operating income	43,537	35,358	16,608

Non operating income (loss):
Interest income	766	607	556
Gains (losses) on sale of marketable securities, net	(87)	296	350
Equity in losses of equity method investees	(89)	(410)	(349)
Foreign currency exchange gains (losses), net	(510)	(899)	466
Interest expense	(3)	(182)	(455)
Other income (loss), net	111	524	(368)
	188	(64)	200
Earnings before income taxes	43,725	35,294	16,808
Income tax expense	7,915	6,228	7,301
Net income	35,810	29,066	9,507
Net loss attributable to noncontrolling interests	3,840	4,140	1,199
Net income attributable to Himax Technologies, Inc. stockholders	$39,650	33,206	10,706

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.11	0.09	0.03
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.11	0.09	0.03
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.21	0.19	0.06
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.21	0.19	0.06

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars)

	Year Ended December 31,
	2009	2010	2011

Net income	$35,810	29,066	9,507
Other comprehensive income:
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	(193)	1,511	(305)
Reclassification adjustment for realized losses (gains) included in net income	87	(296)	(350)
Foreign currency translation adjustments, not subject to income tax	463	210	128
Net unrecognized actuarial loss, net of tax of $(18), $(54) and $(125) in 2009, 2010 and 2011, respectively	(22)	(203)	(573)
Comprehensive income	36,145	30,288	8,407
Comprehensive loss attributable to noncontrolling interests	3,823	4,118	1,261
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$39,968	34,406	9,668

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional	Treasury shares		Accumulated other	Unappropriated	Total Himax Technologies, Inc.
	Shares	Amount	paid-in capital	Shares	Amount	comprehensive income (loss)	retained earnings	stockholders’ equity	Noncontrolling interests	Total Equity

Balance at January 1, 2009	380,239	$114,072	124,446	-	-	(314)	224,967	463,171	6,835	470,006
Shares acquisition	-	-	-	(26,251)	(36,462)	-	-	(36,462)	-	(36,462)
Shares retirement	(26,251)	(7,875)	(28,587)	26,251	36,462	-	-	-	-	-
Restricted stock vested	4,024	1,207	(1,207)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	8,181	-	-	-	-	8,181	372	8,553
New shares issued by subsidiary	-	-	(207)	-	-	-	-	(207)	1,234	1,027
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	285	-	-	-	-	285	1	286
Dilution gain of equity method investments	-	-	13	-	-	-	-	13	-	13
Net unrecognized actuarial loss, net of tax of $(18)	-	-	-	-	-	(41)	-	(41)	19	(22)
Unrealized holding losses on available-for-sale marketable securities	-	-	-	-	-	(105)	-	(105)	(1)	(106)
Foreign currency translation adjustments	-	-	-	-	-	464	-	464	(1)	463
Declaration of cash dividends, $0.150 per share	-	-	-	-	-	-	(55,496)	(55,496)	-	(55,496)
Net income (loss)	-	-	-	-	-	-	39,650	39,650	(3,840)	35,810
Balance at December 31, 2009	358,012	107,404	102,924	-	-	4	209,121	419,453	4,619	424,072

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity (Continued)

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars and shares, except per share data)

								Total Himax
						Accumulated		Technologies,
	Ordinary shares		Additional	Treasury shares		other	Unappropriated	Inc.
			paid-in			comprehensive	retained	stockholders	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Shares acquisition	-	-	-	(7,708)	(10,755)	-	-	(10,755)	-	(10,755)
Shares retirement	(7,708)	(2,312)	(8,443)	7,708	10,755	-	-	-	-	-
Restricted stock vested	3,539	1,061	(1,061)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	6,219	-	-	-	-	6,219	92	6,311
New shares issued by subsidiary	-	-	-	-	-	-	-	-	353	353
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	652	-	-	-	-	652	152	804
Net unrecognized actuarial loss, net of tax of $(54)	-	-	-	-	-	(201)	-	(201)	(2)	(203)
Unrealized holding gains on available-for-sale marketable securities	-	-	-	-	-	1,193	-	1,193	22	1,215
Foreign currency translation adjustments	-	-	-	-	-	208	-	208	2	210
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	-	(44,097)	(44,097)	-	(44,097)
Net income (loss)	-	-	-	-	-	-	33,206	33,206	(4,140)	29,066
Balance at December 31, 2010	353,843	106,153	100,291	-	-	1,204	198,230	405,878	1,098	406,976

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Equity (Continued)

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars and shares, except per share data)

								Total Himax
						Accumulated		Technologies,
	Ordinary shares		Additional	Treasury shares		other	Unappropriated	Inc.
			paid-in			comprehensive	retained	stockholders	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Shares acquisition		-	-	(7,534)	(4,627)	-	-	(4,627)	-	(4,627)
Shares retirement	(114)	(34)	(91)	114	125	-	-	-	-	-
Restricted stock vested	2,971	891	(891)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	4,124	-	-	-	-	4,124	66	4,190
New shares issued by subsidiary	-	-	-	-	-	-	-	-	53	53
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(382)	-	-	-	-	(382)	1,665	1,283
Net unrecognized actuarial loss, net of tax of $(125)	-	-	-	-	-	(546)	-	(546)	(27)	(573)
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	-	(620)	-	(620)	(35)	(655)
Foreign currency translation adjustments	-	-	-	-	-	128	-	128	-	128
Declaration of cash dividends, $0.060 per share	-	-	-	-	-	-	(21,224)	(21,224)	-	(21,224)
Net income (loss)	-	-	-	-	-	-	10,706	10,706	(1,199)	9,507
Balance at December 31, 2011	356,700	$107,010	103,051	(7,420)	(4,502)	166	187,712	393,437	1,621	395,058

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars)

	Year Ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income	$35,810	29,066	9,507
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,795	13,626	12,795
Bad debt expense	218	-	-
Share-based compensation expenses	8,553	6,311	4,190
Loss on disposal of property and equipment	43	34	121
Gain on disposal of equity method investment	-	-	(313)
Loss (gain) on disposal of marketable securities, net	87	(296)	(350)
Unrealized loss (gain) on conversion option	-	(320)	934
Interest income from amortization of discount on investment in corporate bonds	-	(52)	(170)
Equity in losses of equity method investees	89	410	349
Deferred income tax expense	1,448	4,481	6,492
Inventories write downs	13,622	10,557	9,138
Changes in operating assets and liabilities:
Accounts receivable	(13,686)	(14,782)	(21,068)
Accounts receivable from related parties	(33,685)	41,306	16,181
Inventories	14,401	(60,777)	(4,135)
Prepaid expenses and other current assets	(2,300)	(1,590)	951
Accounts payable	34,360	27,843	18,431
Income taxes payable	(880)	(5,793)	(5,616)
Other accrued expenses and other current liabilities	2,452	4,767	(2,092)
Other liabilities	(697)	2,840	(1,897)
Net cash provided by operating activities	73,630	57,631	43,448
Cash flows from investing activities:
Purchase of property and equipment	(10,592)	(7,172)	(18,859)
Proceeds from disposal of property and equipment	25	-	7
Purchase of available-for-sale marketable securities	(34,248)	(34,976)	(17,490)
Disposal of available-for-sale marketable securities	39,263	33,443	25,834
Disposal of equity method investment	-	-	371
Purchase of investment securities	-	(7,524)	-
Purchase of equity method investments	(663)	(906)	-
Refund from (increase in) refundable deposits	(217)	298	34
Increase in other assets	(7)	(684)	-
Pledge of restricted cash, cash equivalents and marketable securities	(1,002)	(78)	(94)
Purchase of intangible assets	(100)	-	-
Net cash used in investing activities	(7,541)	(17,599)	(10,197)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2009, 2010 and 2011

(in thousands of US dollars)

	Year Ended December 31,
	2009	2010	2011

Cash flows from financing activities:
Distribution of cash dividends	$(55,496)	(44,097)	(21,224)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	529	1,011	17
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	-	3,224
Purchase of subsidiary shares from noncontrolling interests	(243)	(207)	(1,958)
Pledge of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	-	(57,500)	(26,700)
Proceeds from issuance of new shares by subsidiaries	1,027	353	53
Payments to repurchase ordinary shares	(36,596)	(10,755)	(4,627)
Proceeds from borrowing of short-term debt	80,000	217,000	277,200
Repayment of short-term debt	(80,000)	(160,000)	(250,000)
Net cash used in financing activities	(90,779)	(54,195)	(24,015)
Effect of foreign currency exchange rate changes on cash and cash equivalents	414	81	86
Net increase (decrease) in cash and cash equivalents	(24,276)	(14,082)	9,322
Cash and cash equivalents at beginning of year	135,200	110,924	96,842
Cash and cash equivalents at end of year	$110,924	96,842	106,164
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$3	170	490
Income taxes	$7,652	8,329	6,326

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2010	2011
Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd. (formerly Himax Technologies Anyang Limited)	Sales	South Korea	100.00%	100.00%
Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Display, Inc.	IC design, manufacturing and sales	ROC	87.96%	88.02%
Integrated Microdisplays Limited	IC design and sales	Hong Kong	87.96%	88.02%
Himax Display US Corp.	Investments	Delaware, USA	-	88.02%
Himax Analogic, Inc.	IC design and sales	ROC	75.11%	75.10%
Himax Imaging, Inc.	Investments	Cayman Islands	93.37%	100.00%
Himax Imaging, Ltd.	IC design and sales	ROC	93.37%	89.69%
Himax Imaging Corp.	IC design	California, USA	93.37%	100.00%
Argo Limited	Investments	Cayman Islands	100.00%	100.00%
Tellus Limited	Investments	Cayman Islands	100.00%	100.00%
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations	ROC	78.11%	78.25%
Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	78.11%	78.25%
Harvest Investment Limited	Investments	ROC	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS effect from August 10, 2009. See Note15 (a) as further described.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and televisions, anddisplay drivers for small-and medium-sized TFT-LCD panels which are used in mobile handsets, and consumer electronics products such as tablet PCs, netbook computers (with a display size of typically less than 10 inches), digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. The Company also offers display drivers for panels using OLED technology and LTPS technology. In addition, the Company is expanding its product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management ICs, CMOS image sensors, wafer level optics products, infinitely color technology and 2D to 3D conversion solutions. The Company’s customers are TFT-LCD panel manufacturers, mobile device module manufacturers and television makers.

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

December 31, 2009, 2010 and 2011

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

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2010 and 2011, the Company had $77,500 thousand and $72,000 thousand of cash equivalents, respectively, in US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2011, cash in the amount of $40,200 thousand and time deposits in the amount of $44,000 thousand had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2010 and 2011 consist of investments in marketable securities, investments in non-marketable equity securities and corporate bond. All of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value.

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

December 31, 2009, 2010 and 2011

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

As of December 31, 2010 and 2011, the Company had $172 thousand and $1,266 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

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

December 31, 2009, 2010 and 2011

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

A decline in value of a security below cost that is deemed to be other than temporary a result in an impairment to reduce the carrying amount to fair value. To determine whether any impairment is other-than-temporary, management considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts, when developing estimates of cash flows to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

December 31, 2009, 2010 and 2011

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

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s new headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 4 to 6 years, office furniture and equipment 3 to 7 years, others 2 to 10 years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 6 years.

(h)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the business combination of the Company’s acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.) in 2007 that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. Impairment testing for goodwill is done at a reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

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

In 2009 and 2010, management determined that the Company in essence only had one reporting unit for purposes of testing goodwill for impairment, which was the enterprise as a whole. Management performs the annual impairment review of goodwill at October 31, and when a triggering event occurs between annual impairment tests. Consequently, the market value based on the quoted market price of the Company’s shares was excess of the Company’s equity book value on the date of first step of the assessment in 2009 and 2010. Therefore, management concluded that the Company’s goodwill was not impaired in 2009 and 2010.

As further described in Note 2(s) below, in 2011 the Company changed its internal reporting such that the Company now has two operating, which are also reportable segments. The Company has determined that three of the components in Segment Driver IC are economically similar and is deemed a single reporting unit. As a result, the Company has five reporting units which are Driver IC, LCOS micro-displays, CMOS image sensors and wafer level optics, Chipsets for TVs and Monitors, and Others..

Management assigned the Company’s assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill has been assigned solely to Driver IC reporting unit because on that reporting unit is expected to benefit from the synergies of the business combination. Therefore, only Driver IC reporting unit is tested for goodwill impairment.

For Driver IC reporting unit in 2011, management compared the carrying value of Driver IC reporting unit, inclusive of assigned goodwill, to its respective fair value—step 1 of the two-step impairment test.

The discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units. Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

When performing income approach for each reporting unit, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly and reviewed by management. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in reporting units.

In order to determine the reasonableness of the fair values of the reporting units, management performed a reconciliation of the aggregate fair values of the reporting units to the Company’s market capitalization based on the quoted market price of Himax’s ordinary shares, adjusted for an appropriate control premium. Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the SIC code 367X- Semiconductors and Related Technology industry.

Based on management’s assessments, the estimated fair value of the Driver IC reporting unit exceeded its carrying amount at October 31, 2011. Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary. In addition, no triggering events occurred between annual impairment test dates.

(i)	Intangible Assets

Acquired intangible assets include patents, developed technology and customer relationship assets at December 31, 2010 and 2011. Intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

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

December 31, 2009, 2010 and 2011

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011, were $21 thousand, $161 thousand and $59 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

(n)	Employee Retirement Plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC which were hired by the Company before January 1, 2005.

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

December 31, 2009, 2010 and 2011

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carry-forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2009	2010	2011

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$39,650	33,206	10,706
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	369,652	355,037	353,771
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.11	0.09	0.03

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method. In 2009, the unvested 612,313 RSUs (represents 1,224,626 ordinary shares) which will vest in 2010 were excluded as their effect would be anti-dilutive. In 2011, the unvested 437,029 RSUs (represents 874,058 ordinary shares) which will vest in 2012 were excluded as their effect would be anti-dilutive.

	Year Ended December 31,
	2009	2010	2011

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$39,650	33,206	10,706
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	369,652	355,037	353,771
Unvested RSUs (in thousands)	577	653	56
	370,229	355,690	353,827
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.11	0.09	0.03

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(r)	Share-Based Compensation

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

(s)	Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Company's reportable segments.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who regularly reviews operating results to make decisions about allocating resources and assessing performance for the Company.

Prior to fiscal year 2011, based on the Company’s internal organization structure and its internal reporting, management determined that the Company did not have any operating segments as that term is defined in ASC 280 (SFAS No. 131), “Segments Reporting”.

Since January 2011, management changed the Company’s internal organization structure and its internal reporting. Consequently, management has determined that the Company now has two operating segments, Driver IC and Non-driver products, which are also reportable segments. This basis of segmentation is applied retrospectively to present segment information for 2009 and 2010.

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss. There are no intersegment sales in the segment revenues reported to the CODM. Segment profit and loss is determined on a basis that is consistent with how the Company reports operating income (loss) in its consolidated statements of operations. Segment profit (loss) excludes income taxes, interest income and expense, foreign currency exchange gains and losses, equity in the earnings (losses) of affiliates, gains and losses on valuations of financial instruments and sales of investment securities, and other income and expenses.

The Company does not report segment asset information to the Company’s CODM. Consequently, no asset information by segment is presented.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(t)	Noncontrolling Interests

Non-controlling interests are classified in the consolidated statements of income as part of consolidated net income and the accumulated amount of non-controlling interests as part of equity in the consolidated balance sheets. If a change in ownership of aconsolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2009	2010	2011

Net income attributable to Himax Technologies, Inc. stockholders	$39,650	33,206	10,706
Transfers (to) from the noncontrolling interests:
Increase (decrease) in Himax Technologies, Inc.’s paid-in capital for sale of shares of Himax Display, Himax Analogic and Himax Media Solutions	285	652	(382)
Increase in Himax Technologies, Inc.’s paid-in capital for new shares issued by Himax Display, and Himax Media Solutions	35	-	-
Decrease in Himax Technologies, Inc.’s paid-in capital for purchase of new shares issued by Himax Analogic	(242)	-	-
Net transfers from noncontrolling interests	78	652	(382)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$39,728	33,858	10,324

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(u)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of cash, cash equivalents, accounts receivable, restricted cash and cash equivalents, short-term debt, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months are determined using the discounted present value of expected cash flows. The fair value of the corporate straight bonds was initially determined by subtracting the fair value of the embedded conversion option from the fair value of the combined instrument. The embedded conversion options and the subsequent measurement of the corporate straight bond are reported at fair value based on discounting estimated future cash flows based on the terms and maturity of each instrument and using market interest rates for a similar instrument at the reporting date. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate. The fair value of equity method investments and cost method investments have not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

A fair value hierarchy exists that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(v)	Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company already presents a separate statement of other comprehensive income following the statement of income.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3.	Investments in Marketable Securities Available-for sale

Following is a summary of marketable securities as of December 31, 2010 and 2011:

	December 31, 2010
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	21	-	171
Open-ended bond fund	7,995	466	-	8,461
Total	$8,145	487	-	8,632

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

	December 31, 2011
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	15	-	165
Open-ended bond fund	-	-	-	-
Total	$150	15	-	165

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2010 and 2011 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2009, 2010 and 2011 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Year ended December 31, 2009	$39,263	179	(266)
Year ended December 31, 2010	$33,443	326	(30)
Year ended December 31, 2011	$25,834	420	(70)

Note 4.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2009, 2010 and 2011 follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges (credits) to earnings	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2009	$25,297	218	-	25,515
For the year ended December 31, 2010	$25,515	(8,788)	-	16,727
For the year ended December 31, 2011	$16,727	(1,541)	-	15,186

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

For the year ended December 31, 2009	$162	2,391	(1,583)	970
For the year ended December 31, 2010	$970	4,551	(4,930)	591
For the year ended December 31, 2011	$591	3,385	(3,191)	785

Note 5.	Equity Method Investments

As of December 31, 2010 and 2011, equity method investments consisted of the following:

	December 31,
	2010		2011
	Amount	Holding %	Amount	Holding %

Hangzhou Crystal Display Technology Co., Ltd.	$125	30.00	-	-
Create Electronic Optical Co., Ltd.	744	21.11	439	21.11
	$869		439

Investments accounted for under the equity method consist of Hangzhou Crystal Display Technology Co., Ltd. (Crystal, newly incorporated in May, 2009) that were purchased in June 2009 and Create Electronic Optical Co., Ltd. (C.E.O.) that were purchased in March 2010. Crystal is LCOS project module company and C.E.O. is a camera module supplier.

The Company disposed of Crystal equity to its other shareholders in June 2011 and resulted in $ 313 thousand gain on disposal of Crystal, which was presented in other income in the accompanying consolidated statement of income.

At investment date, the difference between the carrying amount of the Company’s investment in C.E.O. and the underlying equity in the net assets of C.E.O. was $370 thousand which was resulting from C.E.O.’s identifiable intangible assets and was amortized over 3 years. At the December 31, 2011, the excess of cost of such investment in C.E.O. over the Company’s share of the net assets of C.E.O. was $162 thousand.

As of December 31, 2011, it was not practicable for management to estimate the fair value of the Company’s investments in C.E.O. due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of the investment.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Note 6.	Inventories

As of December 31, 2010 and 2011, inventories consisted of the following:

	December 31,
	2010	2011
	(in thousands)

Finished goods	$38,709	30,703
Work in process	66,271	57,737
Raw materials	12,987	24,505
Supplies	21	40
	$117,988	112,985

Inventory write-downs were $13,622 thousand, $10,557 thousand and $9,138 thousand for the years ended December 31, 2009, 2010 and 2011, respectively, and are included in cost of revenues.

Note 7.	Intangible Assets, Other than Goodwill

	December 31, 2010
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	3,609
Customer relationship	8,100	7 years	4,532
Patents	842	6 years	466
Total	$15,281		8,607

	December 31, 2011
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)

Technology	$6,339	7 years	4,495
Customer relationship	8,100	7 years	5,689
Patents	842	6 years	603
Total	$15,281		10,787

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Amortization expense for the years ended December 31, 2009, 2010 and 2011, was $2,193 thousand, $2,198 thousand and $2,180 thousand, respectively. Estimated amortization expense for the next five years is $2,126 thousand in 2012 and 2013, $177 thousand in 2014, and $7 thousand in 2015 and 2016.

Note 8.	Property, Plant and Equipment

	December 31,
	2010	2011
	(in thousands)
Land	$10,154	10,154
Building and improvements	17,199	17,737
Machinery	21,195	27,213
Research and development equipment	16,484	17,393
Software	10,267	10,047
Office furniture and equipment	6,463	7,281
Others	10,029	9,881
	91,791	99,706
Accumulated depreciation and amortization	(45,582)	(53,594)
Prepayment for purchases of land and equipment	1,352	11,038
	$47,561	57,150

Depreciation and amortization of these assets for the years ended December 31, 2009, 2010 and 2011, was $11,602 thousand, $11,428 thousand and $10,615 thousand, respectively.

Note 9.	Investment securities, including securities measured at fair value

(a)	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$1,057	625
Chi Lin Technology Co. Ltd.	-	432
Jetronics International Corp.	1,600	1,600
C Company	8,962	8,962
Spatial Photonics, Inc.	6,500	6,500
eTurboTouch Technology Inc.	715	715
Oculon Optoelectronics Inc.	309	309
Shinyoptics Corp.	283	283
	$19,426	19,426

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

On July 25, 2011, Chi Lin Technology Co. Ltd. was split into Chi Lin Optoelectronics Co., Ltd. and Chi Lin Technology Co. Ltd.. Chi Lin Technology Co. Ltd. was renamed as Chi Lin Optoelectronics Co., Ltd..

As of December 31, 2011, it was not practicable for management to estimate the fair values of the Company’s investments in equity listed above due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

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

Following is a summary of the corporate bonds as of December 31, 2010 and 2011:

	December 31, 2010
	Aggregate	Gross unrealized	Discount	Aggregate market
	Cost	gains	amortization	Value
	(in thousands)
Corporate bond-available for sale	$4,365	779	52	5,196

	December 31, 2011
	Aggregate	Gross unrealized	Discount	Aggregate market
	Cost	gains	amortization	Value
	(in thousands)
Corporate bond-available for sale	$4,365	596	119	5,080

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Following is a summary of the separated conversion options as of December 31, 2010 and 2011:

	December 31, 2010
	Aggregate	Gross unrealized		Fair
	Cost	gains	losses	value
	(in thousands)
Conversion option	$684	320	-	1,004

	December 31, 2011
	Aggregate	Gross unrealized		Fair
	Cost	gains	losses	value
	(in thousands)
Conversion option	$684	-	510	174

Note 10.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2010	2011
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$7,080	8,211
Payable for purchases of equipment	739	2,276
Accrued software maintenance	1,700	1,830
Accrued payroll and related expenses	3,356	3,837
Accrued professional service fee	1,438	1,210
Accrued warranty costs	679	78
Accrued insurance, welfare expenses, etc.	8,613	5,721
	$23,605	23,163

The movement in accrued warranty costs for the years ended December 31, 2009, 2010 and 2011 is as follows:

Period	Balance at beginning of year	Additions (reversal) charged to expense	Amounts utilized	Balance at end of year
	(in thousands)
Year ended December 31, 2009	$249	2,920	(2,490)	679
Year ended December 31, 2010	$679	3,772	(3,772)	679
Year ended December 31, 2011	$679	(321)	(280)	78

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Note 11.	Short-Term Debts

Short-term debts are bank loans with interest rates per annum that ranged from 0.45% to 0.70%, and cash and cash equivalents in the form of time deposits of totaling $84,200 thousand are pledged as collateral.

As of December 31, 2011, unused credit lines amounted to $119,242 thousand, which expire between February 2012 and September 2012. Among which, $2,000 thousand expired in February 2012.

Note 12.	Government Grants

The Company entered into several contracts with Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and Institute for Information Industry (III) during 2009, 2010 and 2011 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority		Total Grant		Execution Period	Product Description
		(in thousands)

DOIT of MOEA	NT$	22,670	(US$703)	August 2007 to July 2009	Display Port IC
DOIT of MOEA		30,240	(US$919)	October 2008 to September 2010	Multi-standard Decoder iDTV SOC
III		1,860	(US$57)	March 2009 to November 2009	Himax Headquarter Excellent Program (I)
III		4,340	(US$140)	January 2010 to November 2011	Himax Headquarter Excellent Program (II)
III		18,700	(US$582)	January 2010 to December 2011	LCOS Projector Development Program
III		23,220	(US$770)	June 2011 to February 2013	CMOS Development Program

Government grants recognized by the Company as a reduction of research and development expense and general and administrative expense in the accompanying consolidated statements of income in 2009, 2010 and 2011 were $534 thousand, $819 thousand and $688 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Note 13.	Retirement Plan

The Company has established a Defined Benefit Plan covering full-time employees in the ROC which were hired by the Company before January 1, 2005. In accordance with the Defined Benefit Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement. Each employee earns two months of salary for each of the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2009, 2010 and 2011, based on the contribution called for was $1,354 thousand, $1,507 thousand and $1,801 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $134 thousand to its pension fund maintained with the Bank of Taiwan and $1,882 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2012.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The Company uses a measurement date of December 31, for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2010	2011
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,332	1,713
Service cost	-	-
Interest cost	29	33
Actuarial loss	352	679
Benefit obligation at end of year	1,713	2,425
Change in plan assets:
Fair value at beginning of year	1,869	2,176
Actual return on plan assets	31	27
Employer contribution	276	102
Fair value at end of year	2,176	2,305
Funded status	$463	(120)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$631	198
Accrued pension liabilities	(168)	(318)
Net amount recognized	$463	(120)

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $465 thousand, $668 thousand and $1,241 thousand at December 31, 2009, 2010 and 2011, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $603 thousand and $687 thousand at December 31, 2010 and 2011, respectively. As of December 31, 2010 and 2011, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2009, 2010 and 2011, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Service cost	$-	-	-
Interest cost	31	29	33
Expected return on plan assets	(40)	(43)	(44)
Net amortization	25	27	36
Net periodic pension cost	$16	13	25

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is $69 thousand.

At December 31, 2010 and 2011, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2010	2011

Discount rate	2.00%	2.00%
Rate of increase in compensation levels	4.00%	5.00%

For the years ended December 31, 2009, 2010 and 2011, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2009	2010	2011
	Whole

Discount rate	2.25%	2.00%	2.00%
Rate of increase in compensation levels	4.00%	4.00%	5.00%
Expected long-term rate of return on pension assets	2.25%	2.00%	2.00%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $64 thousand in 2016 and $198 thousand from 2017 to 2021, and no benefits payments to be paid during the years from 2012 to 2015 and from 2017 to 2020.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Note 14.   Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Cost of revenues	$264	240	124
Research and development	10,936	8,803	5,062
General and administrative	1,959	1,525	872
Sales and marketing	1,902	1,613	1,005
	$15,061	12,181	7,063

(a)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company (after recapitalization effected on August 10, 2009). The 2005 plan was terminated in October 2010.

On September 29, 2006, the Company’s compensation committee made grants of 3,798,808 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 47.29% of the RSUs grant vested immediately on the grant date and a subsequent 17.57% that vested on each of September 30, 2007, 2008 and 2009, subject to certain forfeiture events.

On September 26, 2007, the Company’s compensation committee made grants of 6,694,411 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 54.55% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $14,426 thousand, a subsequent 15.15% that vested on each of September 30, 2008, 2009 and 2010 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 29, 2008, the Company’s compensation committee made grants of 7,108,675 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 60.64% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $12,714 thousand, a subsequent 13.12% will vest on each of September 30, 2009, 2010 and 2011 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

On September 28, 2009, the Company’s compensation committee made grants of 3,577,686 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 55.96% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $6,508 thousand, a subsequent 14.68% will vest on each of September 30, 2010, 2011 and 2012 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 28, 2010, the Company’s compensation committee made grants of 3,488,952 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 68.11% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $5,870 thousand, a subsequent 10.63% will vest on each of September 30, 2011, 2012 and 2013 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 7, 2011, the Company’s shareholders approved another long-term incentive plan. The 2011 plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

On September 28, 2011, the Company’s compensation committee made grants of 2,727,278 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 97.36% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $2,873 thousand, a subsequent 0.88% will vest on each of September 30, 2012, 2013 and 2014 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $5.71 per ADS, $3.95 per ADS, $2.95 per ADS, $3.25 per ADS, $2.47 per ADS and $1.1 per ADS on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010 and September 28, 2011, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2009	4,536,295	$3.54
Granted	3,577,686	3.25
Vested	(4,014,338)	3.58
Forfeited	(261,891)	3.57
Balance at December 31, 2009	3,837,752	3.23
Granted	3,488,952	2.47
Vested	(4,145,854)	2.84
Forfeited	(492,468)	3.10
Balance at December 31, 2010	2,688,382	2.87
Granted	2,727,278	1.10
Vested	(4,096,965)	1.74
Forfeited	(146,307)	2.87
Balance at December 31, 2011	1,172,388	2.68

As of December 31, 2011, the total compensation cost related to the unvested RSUs not yet recognized was $2,286 thousand. The weighted-average period over which it is expected to be recognized is 1.44 years.

As of December 31, 2011, the 1,100,105 and 72,283 unvested RSUs were outstanding under 2005 plan and 2011 plan, respectively.

In 2010 and 2011, the Company settled RSUs releases with newly issued shares of ordinary shares were 3,538,632 shares and 2,971,212 shares, respectively.

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long-term incentive plan is summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Cost of revenues	$264	240	124
Research and development	10,078	8,153	4,790
General and administrative	1,938	1,505	863
Sales and marketing	1,853	1,587	996
	$14,133	11,485	6,773

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(b)	Nonvested Shares Issued to Employees

(i)	In September 2005, Himax Analogic granted nonvested shares of its ordinary shares to certain employees for their future service. The shares vested over four years after the grant date. The Company recognized compensation expenses of $15 thousand in 2009. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2009	673,000	$0.319
Forfeited	(15,000)	0.319
Vested	(658,000)	0.319
Balance at December 31, 2009	-	-

As of December 31, 2009, the total compensation cost related to this award has been fully recognized.

(ii)	During September 2007 to December 2010, Himax Imaging Inc. (“Imaging Cayman”, a consolidated subsidiary) granted nonvested shares of its ordinary shares to certain employees for their future service, and the employees must pay $0.15 or $0.3 (employees hired after March 1, 2009) per share. The shares vest over four years after the grant date. If employees leave Himax Imaging before completing the four year service period, they would sell these shares back to Himax Imaging at their original purchase price. On January 1, 2011, 5,346,777 unvested ordinary shares of Imaging Cayman were cancelled in exchange for 1,939,490 unvested ordinary shares of Himax Imaging Ltd. (“Imaging Taiwan”, a consolidated subsidiary) by per ordinary share of Imaging Cayman in exchange for 0.36274 ordinary share of Imaging Taiwan. The plan will continue to vest according to the original vesting schedule. In 2009 and 2010, Company recognized compensation expenses of $340 thousand, $355 thousand with the fair value of shares of Imaging Cayman on grant date based on the then most recent price of new shares issued, which was US$0.33 per share.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

During 2011, Imaging Cayman granted nonvested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging should have the option to buy the vested shares back or not at employees’ original purchase price.

In 2011, the Company recognized compensation expenses of $71 thousand which was determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses, general and administrative expense and sales and marketing expense in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

Nonvested share activity of this award for Imaging Cayman during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2009	4,570,771	$0.33
Granted	2,253,000	0.33
Vested	(903,882)	0.33
Forfeited	(271,000)	0.33
Balance at December 31, 2009	5,648,889	0.33
Granted	1,380,000	0.33
Vested	(868,390)	0.33
Forfeited	(813,722)	0.33
Balance at December 31, 2010	5,346,777	0.33
Cancelled	(5,346,777)	0.33
Balance at December 31, 2011	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2011	1,939,490	$0.72
Granted	567,689	0.72
Vested	(601,129)	0.72
Forfeited	(28,971)	0.72
Balance at December 31, 2011	1,877,079	0.72

As of December 31, 2011, the total compensation cost related to this award not yet recognized was $68 thousand. The weighted-average period over which it is expected to be recognized is 1.76 years.

(iii)   As stated in Note 14 (a) above, in December 2007, Himax Media Solutions granted 3,416,714 non-vested shares of its ordinary shares to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs. The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification. The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

The fair value of the original unvested RSUs was determined based on the average market price of the Company’s ordinary shares underlying the RSU at the modification dates occurred during the period from November 12, 2007 to November 16, 2007. The fair value of Himax Media Solutions’ non-vested shares at the modification date was determined based on the then most recent price of Himax Media Solutions’ new shares issued to unrelated third parties, which was NT$15 (US$0.464) per share.

The vesting schedule for the non-vested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010. The Company recognized compensation expenses of $432 thousand and $161 thousand in 2009 and 2010, respectively. Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Non-vested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2009	3,022,525	$0.464
Vested	(1,432,000)	0.464
Forfeited	(469,525)	0.464
Balance at December 31, 2009	1,121,000	0.464
Vested	(988,000)	0.464
Forfeited	(133,000)	0.464
Balance at December 31, 2010	-	-

As of December 31, 2010, the total compensation cost related to this award has been fully recognized.

(c)	Employee stock options

On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees. These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price was NT$15 (US$0.464) and NT$10 (US$0.311), respectively.

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60(US$1.856) and NT$40(US$1.244), respectively.

All options under these plans have four-year terms and 50%, 25% and 25% of each grant will become exercisable subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $141 thousand, $180 thousand and $219 thousand in 2009, 2010 and 2011, respectively. Such compensation expense was recorded as sales and marketing expense, general and administrative expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

At December 31, 2011, there were 304,500 and 1,000 additional shares available for Himax Media Solutions’ grant under the 2007 plan and the 2009 plan, respectively. The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the options are based on the interest rate of 10 years and 5 years ROC central government bond at the time of grant for the 2007 plan and the 2009 plan, respectively.

	2007	2009
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	39.94%	51.52%
Expected term (years)	4.375	4.375
Risk-free interest rate	2.4776%	2%

Number of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction. A summary of stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2009	1,416,875	$1.856	3.375
Granted	574,750	1.244
Exercised	-	-
Forfeited	(298,375)	1.784
Balance at December 31, 2009	1,693,250	1.664	2.826
Granted	-	-
Exercised	-	-
Forfeited	(249,375)	1.680
Balance at December 31, 2010	1,443,875	1.660	2.452
Granted	444,500	1.834
Exercised	-	-
Forfeited	(346,813)	1.717
Balance at December 31, 2011	1,541,562	1.696	1.803
Exercisable at December 31, 2011	1,347,188	1.761

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The weighted average grant date calculated value of the options granted in 2007 and 2009 were NT$21.6608 (US$0.672) and NT$5.2 (US$0.160), respectively.

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

Concurrently with the recapitalization plan, the ADS was changed to have one ADS represent two ordinary shares, as compared to the previous ratio of one ADS represents one ordinary share. As a result of the ADS ratio change, the percentage ownership of the Company’s share capital represented by each ADS immediately before and after the recapitalization plan, will remain unchanged.

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

In accordance with the Company’s board of director’s resolution on June 20, 2011, the Company authorized another new share buyback program. The program allows the Company to repurchase up to $25 million of the Company’s ADSs.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board and to the extent that the articles do not prohibit treasury shares. Therefore, the Company would hold the treasury shares not been cancelled used for settle future employees awards.

The Company repurchased $4.6 million or 3,767,210 ADSs in the open market at an average price of US$1.23 per ADS in 2011. Among which, 3,709,963 ADSs was held by the Company as of December 31, 2011.

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2010 and 2011 amounting to $45,638 thousand and $47,297 thousand, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year. The tax base of the undistributed income surtax is “net income under ROC generally accepted accounting principles (ROC GAAP)”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 20%, 17% and 17% for December 31, 2009, 2010 and 2011, respectively. The tax effects of temporary differences that arise from the difference between US GAAP and ROC GAAP are measured at the undistributed tax rate of 27.2%, 24.47% and 24.47% for December 31, 2009, 2010 and 2011, respectively.

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

The Company is entitled to the following tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
September 1, 2003	April 1, 2004-March 31, 2009
October 29, 2003	January 1, 2006-December 31, 2010
September 20, 2004	January 1, 2008-December 31, 2012
Himax Semiconductor:
August 26, 2004	January 1, 2009-December 31, 2013

The income before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Taiwan operations	$45,160	38,235	17,210
US operations	39	(55)	151
China operations	(215)	157	1,293
Korea operations	(75)	177	32
Others	(1,184)	(3,220)	(1,878)
	$43,725	35,294	16,808

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The components of the income tax expense attributable to income from continuing operations before taxes for the years ended December 31, 2009, 2010 and 2011 consist of the following:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Current:
Taiwan operations	$6,407	1,589	2,005
US operations	26	33	104
China operations	34	112	120
Korea operations	-	12	5
Others	-	1	-
Total current	6,467	1,747	2,234

Deferred:
Taiwan operations	1,443	4,518	4,902
US operations	12	(30)	5
China operations	1	(15)	162
Korea operations	(8)	8	(2)
Others	-	-	-
Total deferred	1,448	4,481	5,067
Income tax expense	$7,915	6,228	7,301

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Deferred income tax expense (benefit), exclusive of the effects of other components listed below	$(11,182)	(13,141)	1,085
Adjustments to deferred tax assets and liabilities for changes in enacted tax laws and rates	5,224	3,144	(1)
Increase in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	7,406	14,478	5,406
	$1,448	4,481	6,490

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 25% in 2009 and 17% in 2010 and 2011, and the actual income tax expense as reported in the accompanying consolidated statements of income for the years ended December 31, 2009, 2010 and 2011 are summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Expected income tax expense	$10,931	6,000	2,857
Tax-exempted income	(9,377)	(3,567)	(836)
Tax on undistributed retained earnings	5,816	1,643	3,424
Tax benefit resulting from setting aside legal reserve from prior year’s income	(953)	(639)	(164)
Adjustment to deferred tax assets and liabilities for enacted change in tax laws and rates	5,224	3,144	(1)
Investment loss from subsidiary decreased the capital for offset the deficit	-	-	(1,821)
Increase in investment tax credits	(13,809)	(3,687)	(1,692)
Increase in deferred tax asset valuation allowance	8,450	12,408	6,823
Non-deductible share-based compensation expenses	458	178	589
Provision for uncertain tax position in connection with share-based compensation expenses	416	133	-
Decrease in unrecognized tax benefits related to prior year uncertain tax positions, net of its impact to tax-exempted income	-	(2,295)	(6,759)
Tax effect resulting from foreign entities’ monetary assets or liabilities that are denominated in functional currency	-	(4,885)	6,677
Transaction gain or loss resulted from remeasuring deferred foreign tax liabilities or assets	(1,016)	(3,392)	1,211
Tax effect of the difference resulting from remeasuring foreign entities’ nonmonetary assets	691	(1,043)	(4,627)
Foreign tax rate differential	1,184	1,320	1,350
Variance from audits of prior years’ income tax filings	(538)	1,205	476
Others	438	(295)	(206)
Actual income tax expense	$7,915	6,228	7,301

The basic and diluted earnings per ordinary share effect resulting from the income tax exemption for the years ended December 31, 2009, 2010 and 2011, is a $0.03, $0.01 and nil, increase to earnings per ordinary share, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The total income tax expense for the years ended December 31, 2009, 2010 and 2011 was allocated as follows:

	Year Ended December 31,
	2009	2010	2011

	(in thousands)
Income from continuing operations	$7,915	6,228	7,301
Other comprehensive loss	(18)	(54)	(125)
Total income tax expense	$7,897	6,174	7,176

As of December 31, 2010 and 2011, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2010	2011
	(in thousands)
Deferred tax assets:
Inventory	$4,482	4,219
Allowance for doubtful accounts	2,556	2,303
Equity method investments	38	-
Capitalized expense for tax purposes	28	13
Accrued compensated absences	67	88
Allowance for sales return, discounts and warranty	223	147
Unused investment tax credits	49,084	39,393
Unused loss carry-forward	18,466	20,919
Unrealized foreign exchange loss	5,178	135
Accrued pension cost	168	296
Other	325	308
Total gross deferred tax assets	80,615	67,821
Less: valuation allowance	(42,906)	(35,241)
Net deferred tax assets	37,709	32,580

Deferred tax liabilities:
Unrealized foreign exchange gain	(293)	(2,112)
Prepaid pension cost	(360)	(361)
Acquired intangible assets	(1,541)	(1,041)
Property, plant and equipment	(31)	(36)
Deferred shared based compensation	(89)	-
Total gross deferred tax liabilities	(2,314)	(3,550)
Net deferred tax assets	$35,395	29,030

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

As of December 31, 2011, the Company has not provided for income taxes on the undistributed earnings of approximately $467,662 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The valuation allowance for deferred tax assets as of January 1, 2009, 2010 and 2011 was $21,022 thousand, $28,428 thousand and $42,906 thousand, respectively. The net change in the valuation allowance for the years ended December 31, 2009, 2010 and 2011, was an increase of $7,406 thousand, $14,478 thousand and a decrease of $7,665 thousand, respectively. Effective January 1, 2009, any recognition of tax benefit related to changes in the valuation allowance for acquired deferred tax assets should be recorded in the consolidated statements of income under ASC 805 (SFAS No. 141R), Business Combination.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carry-forward utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Korea, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception, therefore, a valuation allowance of $31,569 thousand and $31,905thousand as of December 31, 2010 and 2011, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. The total tax loss carry-forward for these subsidiaries at December 31, 2011 was $123,085 thousand, which will expire if unused by 2021. The total unused investment tax credits for these subsidiaries at December 31, 2011 were $11,180 thousand, which will expire if unused by 2013.

In addition, a valuation allowance of $11,337 thousands and $3,336 thousands as of December 31, 2010 and 2011, respectively, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

As ROC Income Tax Acts has been amended in January 2009, the tax loss carry-forward in the preceding ten years would be deducted from tax income. That amendment is effective for the Company beginning 2009 and extends the period of tax loss carry-forward for certain subsidiaries.

According to the ROC Statute for Upgrading Industries, expired on December 31, 2009, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel, each occurring before December 31, 2009, entitles the Company to tax credits. These credits may be applied over a period of five years. The amount of the credit that may be applied in any year, except the final year, is limited to 50% of the income tax payable for that year. There is no limitation on the utilization of the amount of investment tax credit to offset the income tax payable in the final year. Also, investments in shares originally issued by ROC domestic companies that are newly emerging, important and strategic industries, entitles the Company after a three year holding period to a tax credit of twenty percent of the price paid for the acquisition of such shares. The credit also may be applied over a period of five years.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation can not be carried forward.

As of December 31, 2011, all of the Company’s unused investment tax credits of NT$1,192,638 thousand (US$39,393 thousand) reported for tax return purposes will expire if unused by 2013.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2009	2010	2011
	(in thousands)

Balance at beginning of year	$5,718	8,450	6,892
Increase related to prior year tax positions	-	-	-
Decrease related to prior year tax positions	-	(2,295)	(6,759)
Increase related to current year tax positions	2,587	133	-
Effect of exchange rate change	145	604	(5)
Balance at end of year	$8,450	6,892	128

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Included in the balance of total unrecognized tax benefits at December 31, 2010 and 2011, are potential benefits of $6,286 thousand and $128 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. No interest and penalties related to unrecognized tax benefits were recorded by the Company for the years ended December 31, 2009, 2010 and 2011. The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2009. The tax year 2010 remains open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2011.

Note 17. Fair Value Measurement

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2010 and 2011:

	Fair Value Measurements at December 31, 2010 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

	Fair Value Measurements at December 31, 2010 Using
	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Short-term debt	$-	57,000	-
Total	$-	57,000	-

	Fair Value Measurements at December 31, 2011 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$72,000	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	165	-
Investment securities available-for-sale:
Corporate straight bonds	-	-	5,080
Restricted cash and cash equivalents :
Time deposits with original maturities less than three months	44,000	-	-
Other assets:
Embedded conversion option	-	-	174
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,266	-
Total	$116,000	1,431	5,254
Liabilities:
Short-term debt	$-	84,200	-
Total	$-	84,200	-

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2009, 2010 and 2011.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2011.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2010 and 2011:

	Corporate straight bonds	Derivatives- Conversion option	Total
	(in thousands)

Purchases, issuances, and settlements	$4,365	684	5,049
Total unrealized gains included in earnings	52	320	372
Total unrealized gains included in other comprehensive income, net	779	-	779
Balance at December 31, 2010	5,196	1,004	6,200
Total unrealized gains (losses) included in earnings	67	(830)	(763)
Total unrealized losses included in other comprehensive income, net	(183)	-	(183)
Balance at December 31, 2011	$5,080	174	5,254
The amount of total gains in 2010 included in earnings attributable to the change in unrealized gains relating to assets and liabilities still held December 31, 2010	$52	320	372
The amount of total gains (losses) in 2011 included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held December 31, 2011	$67	(830)	(763)

The Company estimated the fair value for corporate straight bond and conversion option based on an external expert’s valuation report. The calculated fair values are estimated by using Binomial Model. The measure is based on significant inputs that are not observable in the market, which are Level 3 inputs. Key valuation assumptions include (a) a discount rate of 1.5985% and 1.4532% at December 31, 2010 and 2011, respectively, which are based on risk-free rates plus issuer’s risk premium for the expected terms. The risk-free rate of 1.0485% and 0.9139% applied for the expected terms of 4.6 years and 3.6 years at December 31, 2010 and 2011, respectively, were derived from the yield rate of 2 years and 5 years ROC central government bond at the reporting date. The investee’s risk premium of 0.55% and 0.54% at December 31, 2010 and 2011, respectively, that are based on the risk premium of the unsecured bank loan of the peer; (b) an expected volatility of 40.71% and 40.78% at December 31, 2010 and 2011, respectively, was used in the valuation of conversion option, which are based on the average historical volatility of the issuer’s publicly traded shares.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

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

The Company depends on its largest customer, CMO and its affiliates, which are a related party to the Company, for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. In November 2009, CMO, Innolux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies. The merger transaction was completed on March 18, 2010. Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI. CMO/CMI and its affiliates accounted for approximately 64.3%, 52.2% and 40.8%, respectively, of the Company’s revenues in 2009, 2010 and 2011, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2010 and 2011. CMO/CMI and its affiliates accounted for approximately 54.3% and 44.1% of the Company’s total accounts receivable balance at December 31, 2010 and 2011, respectively. In addition, the Company had accounts receivable of $16.7 million and $15.2 million outstanding from SVA-NEC as of December 31, 2010 and 2011. Since second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable. Due to the increasing concern about SVA-NEC’s financial condition, the Company recognized a provision for doubtful accounts receivable of $25.3 million for the year ended December 31, 2008. Afterwards, the Company recovered $8.6 million and $1.5 million in cash from SVA-NEC in October 2010 and March 2011, respectively. The allowance for doubtful accounts for SVA-NEC’s accounts receivable is $16.7 million and $15.2 million as of December 31, 2010 and 2011. The Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 19 and 21 for additional information.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

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

Note 19.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Chimei Innolux Corporation (CMI)	Principal Owner (1)
Chi Mei Optoelectronics Corp. (CMO)	The Company’s Chairman represented on CMO’s Board of Directors, expired on March 18, 2010(1)
Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	Wholly owned subsidiary of CMI (2)
Chi Mei Corporation (CMC)	Major shareholder of CMI

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Name of related parties	Relationship

NEXGEN Mediatech Inc. (NEXGEN)	The Company’s Chairman represented on NEXGEN’s Board of Directors, not included as related party since July 2011
Chi Lin Technology Co., Ltd. (Chi Lin Tech)	The Company’s Chairman represented on Chi Lin Tech’s Board of Directors, not included as related party since May 2011
NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of CMI (2)
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMI (2)
Chi Mei EL Corporation (CMEL)	The subsidiary of CMI (2)
NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMI (2)
Chi Hsin Electronics Corp. (Chi Hsin)	The subsidiary of CMO, which merged with CMO on May 31, 2009, CMO was the surviving company
Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMI (2) , not included as related party since July 2011
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMI (2)
Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of CMI (2)
Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of CMI (2)
NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of CMI (2)
Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of CMI (2), not included as related party since May 2011
ShenZhen Nexgen Trading Co., Ltd. (ShenZhen Nexgen)	The subsidiary of NEXGEN, not included as related party since July 2011
TPO Displays Japan K.K. (TPO Japan)	The subsidiary of CMI, as related party since March 18, 2010

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Name of related parties	Relationship

TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of CMI, as related party since March 18, 2010
TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of CMI, as related party since March 18, 2010
TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of CMI, as related party since March 18, 2010
Lakers Trading Ltd. (Lakers)	The subsidiary of CMI, as related party since March 18, 2010
Contrel Technology Co., Ltd. (Contrel)	Related party in substance, not included as related party since March 18, 2010
Ampower Technology Co., Ltd. (Ampower)	Related party in substance, not included as related party since March 18, 2010
Amlink (Shanghai) Ltd. (Amlink)	Related party in substance, not included as related party since March 18, 2010
Linklinear Development Co, Ltd. (LDC)	Related party in substance, not included as related party since March 18, 2010
Shinyoptics Corp. (Shinyoptics)	Equity method investee of the Company, not included as related party since October 1, 2010
Hangzhou Crystal Display Technology Co., Ltd. (Crystal)	Equity method investee of the Company, not included as related party since May 2011

(1)	CMO, Innolux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies. The merger transaction was completed on March 18, 2010. Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI.

(2)	The entities are the subsidiary of CMO before March 18, 2010.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

CMO- NingBo	$230,299	167,255	123,888
CMI	-	56,770	55,629
CMO- NanHai	86,612	51,821	41,241
Chi Hsin- NingBo	23,789	19,730	16,806
CMO	101,569	15,602	-
CME- NingBo	-	8,592	18,889
Others (individually below 5%)	5,037	18,854	1,780
	$447,306	338,624	258,233

A breakdown by product type for sales to CMO/CMI and its affiliates is summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Display driver for large-size applications	$417,099	297,146	210,137
Display driver for consumer electronics applications	25,542	27,189	29,316
Display driver for mobile handsets	1,487	10,170	14,454
Others	1,117	1,090	4,249
	$445,245	335,595	258,156

The sales prices CMO/CMI and its affiliates receive are comparable to those offered to unrelated third parties.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

The related accounts receivable resulting from the above sales as of December 31, 2010 and 2011, were as follows:

	December 31,
	2010	2011
	(in thousands)

CMO- NingBo	$39,793	33,981
CMI	27,275	17,690
CMO- NanHai	16,305	17,019
Chi Hsin- NingBo	6,474	4,038
CME- NingBo	4,823	6,629
Others ((individually below 5%)	1,432	559
	96,102	79,916
Allowance for sales returns and discounts	(138)	(83)
	$95,964	79,833

The credit terms granted to CMO/CMI and its affiliates ranged from 90 days to 120 days, and the credit terms granted to other related parties ranged from 45 days to 60 days. The credit terms offered to unrelated third parties ranged from 30 days to 150 days.

(ii)	Property transactions

In 2010, the Company purchased equipment amounting to $71 thousand from Fulintec, respectively. The purchase transaction in 2010 had been full paid as of December 31, 2010.

(iii)	Lease

The Company entered into several lease contracts with CMO, CMI, CMLC, CMLC-NingBo, CMLC-Foshan and CMO-NanHai for leasing office space, facilities and inventory locations. For the years ended December 31, 2009, 2010 and 2011, the related rent and utility expenses resulting from the aforementioned transactions amounted to $700 thousand, $1,119 thousand and $705 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income. As of December 31, 2010 and 2011, the related payables resulting from the aforementioned transactions amounted to $362 thousand and $326 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

As of December 31, 2011, future minimum lease payments under non-cancelable operating leases with related parties are as follows:

Duration	Amount
(in thousands)

January 1, 2012~December 31, 2012	$192
January 1, 2013~December 31, 2013	191
January 1, 2014~December 31, 2014	179
January 1, 2015~December 31, 2015	179
January 1, 2016~December 31, 2016	179
After January 1, 2017	1,311
$2,231

(iv)	Others

In 2009, 2010 and 2011, the Company purchased consumable and miscellaneous items amounting to $345 thousand, $449 thousand and $348 thousand, respectively, from CMO, CMI, CMC, Chi Lin Tech, NEXGEN, CMEL, Chi Hsin, Contrel, Fulintec and LDC, which were charged to cost of revenues and operating expenses. As of December 31, 2010 and 2011, the related payables resulting from the aforementioned transactions were nil and $9 thousand, respectively.

In 2009 and 2010, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $43 thousand and $12 thousand, respectively, which was charged to research and development expense. As of December 31, 2010, the related process fee payables resulting from the aforementioned transactions had been full paid.

Note 20.	Commitments and Contingencies

(a)	As of December 31, 2010, and 2011 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $8,825 thousand and $8,207 thousand, respectively. As of December 31, 2010 and 2011, the remaining commitments were $7,715 thousand and $2,387 thousand, respectively.
(b)	The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2012 to 2016. As of December 31, 2010 and 2011, deposits paid amounted to $535 thousand and $520 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

As of December 31, 2011, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2012~December 31, 2012	$1,111
January 1, 2013~December 31, 2013	663
January 1, 2014~December 31, 2014	413
January 1, 2015~December 31, 2015	21
January 1, 2016~December 31, 2016	1
$2,209

Rental expense for operating leases with unrelated third parties amounted to $1,149 thousand, $1,229 thousand and $1,223 thousand in 2009, 2010 and 2011, respectively.

(c)	The Company entered into several sales agent agreements, based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	In December 2011, the Company entered into a license agreement for the use of Crosstalk relevant technology for product development. In accordance with the agreement, the Company was required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. In 2011, no royalty was paid.

(e)	The company has entered into two agreements to provide donations for laboratories with two top local universities in Taiwan. The total donation amounts based on the modified agreements amounted to NT$55.4 million ($1.7 million). As of December 31, 2011, the company had paid all the donations.

(f)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(g)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.
F-63

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

(h)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulted from above arrangements approximate $106,419 thousand and $77,434 thousand as of December 31, 2010 and 2011, respectively.

(i)	As of December 31, 2010 and 2011, Himax Display owned a 15.41% equity interest in Spatial Photonics, Inc, which is accounted for using the cost method (see Note 9). On October 27, 2011, Himax Display exercised an option to acquire all of the remaining outstanding shares of capital stock of Spatial Photonics, Inc. in exchange for 7.37% of the ordinary shares of Himax Display, calculated on a fully diluted basis, in accordance with various milestone events. However, the acquisition of Spatial Photonics, Inc. is still subject to the examination of and approval from the Investment Commission of the Ministry of Economic Affairs of the ROC. If and when such approval is obtained, the Company will account for this acquisition of additional shares under the purchase method and Spatial Photonics will become a wholly-owned subsidiary of Himax Display.

(j)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Note 21.	Segment, Product and Geographic Information

	Year Ended December 31, 2009
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$646,121	46,260	692,381
Segment profit (loss)	$71,035	(27,498)	43,537
Non operating income, net			188
Consolidated earnings before income taxes			$43,725

Significant noncash item:
Share based compensation	$7,182	1,371	8,553
Depreciation and amortization	$10,110	3,685	13,795

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

	Year Ended December 31, 2010
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$590,057	52,635	642,692
Segment profit (loss)	$54,815	(19,457)	35,358
Non operating loss, net			(64)
Earnings before income taxes			$35,294

Significant noncash item:
Share based compensation	$5,007	1,304	6,311
Depreciation and amortization	$10,074	3,552	13,626

	Year Ended December 31, 2011
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$552,456	80,565	633,021
Segment profit (loss)	$38,401	(21,793)	16,608
Non operating income, net			200
Earnings before income taxes			$16,808

Significant noncash item:
Share based compensation	$2,820	1,370	4,190
Depreciation and amortization	$7,849	4,946	12,795

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Display drivers for large-size applications	$493,513	366,492	270,372
Display drivers for mobile handsets applications	69,081	119,623	169,248
Display drivers for consumer electronics applications	83,527	103,942	112,836
Others	46,260	52,635	80,565
	$692,381	642,692	633,021

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Taiwan	$548,384	492,687	395,228
China	86,451	112,845	209,216
Other Asia Pacific (Korea and Japan)	57,414	37,121	27,738
Europe (Europe and America)	132	39	839
	$692,381	642,692	633,021

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2010	2011
	(in thousands)

Taiwan	$46,336	56,185
China	983	822
U.S.	223	132
Korea	19	11
	$47,561	57,150

For the years ended December 31, 2009, 2010 and 2011, revenues from a significant customer, CMO/CMI and its affiliates, a related party, which representing 10% or more of total revenue are $445,245 thousand, $335,595 thousand, and $258,156 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2010	2011
	(in thousands)

CMI and its affiliates, a related party	$95,854	79,916
SVA-NEC	16,727	15,186
	$112,581	95,102

As of December 31, 2010 and 2011, allowance for doubtful accounts, sales returns and discounts for those accounts receivable was $16,865 thousand and $15,269 thousand, respectively.

Note 22.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2010	2011
	(in thousands)

Cash	$375	584
Other current assets	356	1,146
Investment in non-marketable securities	1,600	1,600
Investments in subsidiaries	612,703	628,528
Total assets	$615,034	631,858
Current liabilities	$2,156	3,921
Short-term debt	44,000	65,200
Debt borrowing from a subsidiary	163,000	169,300
Total equity	405,878	393,437
Total liabilities and equity	$615,034	631,858

Himax Technologies, Inc. had no guarantees as of December 31, 2010 and 2011.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Condensed Statements of Income

	Year ended December 31,
	2009	2010	2011
	(in thousands)

Revenues	$-	-	-
Costs and expenses	(1,080)	(1,210)	(548)
Operating loss	(1,080)	(1,210)	(548)
Equity in earnings from subsidiaries	40,834	36,427	13,433
Other non-operating loss	(104)	(2,010)	(2,179)
Earnings before income taxes	39,650	33,207	10,706
Income taxes	-	1	-
Net Income	$39,650	33,206	10,706

Condensed Statements of Cash Flows

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Cash flows from operating activities:
Net income	$39,650	33,206	10,706
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation expense	24	-	-
Equity in earnings from subsidiaries	(40,834)	(36,427)	(13,433)
Changes in operating assets and liabilities:
Other current assets	(826)	1,543	(790)
Other accrued expenses and other current liabilities	654	(2,542)	1,767
Net cash used in operating activities	(1,332)	(4,220)	(1,750)
Net cash used in investing activities	(11,400)	-	-
Cash flows from financing activities:
Distribution of cash dividends	(55,496)	(44,097)	(21,224)
Proceeds from borrowing of short-term debt	80,000	204,000	271,200
Repayment of short-term debt	(80,000)	(160,000)	(250,000)
Proceeds from issue of RSUs from a subsidiary	6,598	4,370	1,634
Purchase of subsidiary shares from noncontrolling interests	-	-	(1,324)
Proceeds from debt from a subsidiary	95,400	11,000	6,300
Acquisitions of ordinary shares for retirement	(36,596)	(10,755)	(4,627)
Net cash provided by financing activities	9,906	4,518	1,959
Net increase (decrease) in cash	(2,826)	298	209
Cash at beginning of year	2,903	77	375
Cash at end of year	$77	375	584
Supplemental disclosures of cash flow information:
Interest paid during the year	$3	156	353
Income taxes paid during the year	$-	1	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2009, 2010 and 2011

Note 23.	Subsequent Event

From January 1, 2012 to April 25, 2012, Himax Technologies, Inc. repurchased 4,632,752 ADSs (representing 9,265,504 ordinary shares) from the open market for total cash consideration of $6,801 thousand. Since the inception of the buyback program, Himax Technologies, Inc. has repurchased $11.4 million or 8,399,962 ADSs (representing 16,799,924 ordinary shares or 4.7% of the issued and previously outstanding ordinary shares) in the open market at an average price of US$1.36 per ADS as of April 25, 2012.

