Form 20-F/A
Himax Technologies, Inc.
filed 2012-07-11
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  000-51847

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    [   ] Yes       [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      [   ] Yes        [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      [X] Yes        [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  [   ]                                                                           Accelerated filer [X]                                                              Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [X]                                International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]           Other [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    [   ] Item 17       [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          [   ] Yes        [X] No

TABLE OF CONTENTS

EXPLANATORY NOTE
SIGNATURES

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which we filed with the Securities and Exchange Commission on May 1, 2012, for the sole purpose of adding auditor name and signature on Report of Independent Registered Public Accounting Firm as follows:

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

/S/ KPMG
Taipei, Taiwan (the Republic of China)
April 26, 2012

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 2 does not reflect events that have occurred after the May 1, 2012 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on its behalf.

Himax Technologies, Inc.

By:	/s/ Jackie Chang

	Name:	Jackie Chang
	Title:	Chief Financial Officer

Date: July 11, 2012