Form 20-F/A
Himax Technologies, Inc.
filed 2012-07-24
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

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
Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [  ]Other [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [  ] Yes [X] No

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which we filed with the Securities and Exchange Commission on May 1, 2012, for the sole purpose of adding auditor name and signature on Report of Independent Registered Public Accounting Firm as below.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 3 does not reflect events that have occurred after the May 1, 2012 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2009, 2010 and 2011

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2011	1,939,490	$0.72
Granted	567,689	0.72
Vested	(601,129)	0.72
Forfeited	(28,9S71)	0.72
Balance at December 31, 2011	1,877,079	0.72

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

The Company estimated the fair value for corporate straight bond and conversion option based on an external expert’s valuation report. The calculated fair values are estimated by using Binomial Model. The measure is based on significant inputs that are not observable in the market, which are Level 3 inputs. Key valuation assumptions include (a) a discount rate of 1.5985% and 1.4532% at December 31, 2010 and 2011, respectively, which are based on risk-free rates plus issuer’s risk premium for the expected terms. The risk-free rate of 1.0485% and 0.9139% applied for the expected terms of 4.6 years and 3.6 years at December 31, 2010 and 2011, respectively, were derived from the yield rate of 2 years and 5 years ROC central government bond at the reporting date. The investee’s risk premium of 0.55% and 0.54% at December 31, 2010 and 2011, respectively, that are based on the risk premium of the unsecured bank loan of the peer； (b) an expected volatility of 40.71% and 40.78% at December 31, 2010 and 2011, respectively, was used in the valuation of conversion option, which are based on the average historical volatility of the issuer’s publicly traded shares.

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

Note 19.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Chimei Innolux Corporation (CMI)	Principal Owner (1)
Chi Mei Optoelectronics Corp. (CMO)	The Company’s Chairman represented on CMO’s Board of Directors ,expired on March 18, 2010(1)
Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	Wholly owned subsidiary of CMI (2)
Chi Mei Corporation (CMC)	Major shareholder of CMI

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2009, 2010 and 2011

Name of related parties	Relationship
NEXGEN Mediatech Inc. (NEXGEN)	The Company’s Chairman represented on NEXGEN’s Board of Directors, not included as related party since July 2011
Chi Lin Technology Co., Ltd. (Chi Lin Tech)	The Company’s Chairman represented on Chi Lin Tech’s Board of Directors, not included as related party since May 2011
NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of CMI (2)
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMI (2)
Chi Mei EL Corporation (CMEL)	The subsidiary of CMI (2)
NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMI (2)
Chi Hsin Electronics Corp. (Chi Hsin)	The subsidiary of CMO, which merged with CMO on May 31, 2009, CMO was the surviving company
Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMI (2) , not included as related party since July 2011
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMI (2)
Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of CMI (2)
Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of CMI (2)
NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of CMI (2)
Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of CMI (2), not included as related party since May 2011
ShenZhen Nexgen Trading Co., Ltd. (ShenZhen Nexgen)	The subsidiary of NEXGEN, not included as related party since July 2011
TPO Displays Japan K.K. (TPO Japan)	The subsidiary of CMI, as related party since March 18, 2010

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2009, 2010 and 2011

Name of related parties	Relationship
TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of CMI, as related party since March 18, 2010
TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of CMI, as related party since March 18, 2010
TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of CMI, as related party since March 18, 2010
Lakers Trading Ltd. (Lakers)	The subsidiary of CMI, as related party since March 18, 2010
Contrel Technology Co., Ltd. (Contrel)	Related party in substance, not included as related party since March 18, 2010
Ampower Technology Co., Ltd. (Ampower)	Related party in substance, not included as related party since March 18, 2010
Amlink (Shanghai) Ltd. (Amlink)	Related party in substance, not included as related party since March 18, 2010
Linklinear Development Co, Ltd. (LDC)	Related party in substance, not included as related party since March 18, 2010
Shinyoptics Corp. (Shinyoptics)	Equity method investee of the Company, not included as related party since October 1, 2010
Hangzhou Crystal Display Technology Co., Ltd. (Crystal)	Equity method investee of the Company, not included as related party since May 2011

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to its Annual Report on its behalf.

Himax Technologies, Inc.

By:	/s/ Jackie Chang
	Name:	Jackie Chang
	Title:	Chief Financial Officer

Date: July 24, 2012