Form 20-F
period 2012-12-31
Himax Technologies, Inc.
filed 2013-04-30
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 339,149,508 Ordinary Shares.

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
☐  Yes      ☒  No

i

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
12.A. Debt Securities	87
12.B. Warrants and Rights	87
12.C. Other Securities	87
12.D. American Depositary Shares	88
PART II	88
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	88
ITEM 15. CONTROLS AND PROCEDURES	88
ITEM 16. [RESERVED]	90
16.A. Audit Committee Financial Expert	90
16.B. Code of Ethics	90
16.C. Principal Accountant Fees and Services	90
16.D. Exemptions from the Listing Standards for Audit Committees	91
16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	92
16.F. Chang in Registrant’s Certified Accountant	92
16.G. Corporate Governance	92
16.H. Mine Safety Disclosure	92
PART III	92
ITEM 17. FINANCIAL STATEMENTS	92
ITEM 18. FINANCIAL STATEMENTS	92
ITEM 19. EXHIBITS	94

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$29.05, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2012. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 19, 2013, the noon buying rate was $1.00 to NT$29.77. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

“ASIC” refers to application specific integrated circuit;

“CMOS” refers to complementary metal oxide semiconductor;

“head-mounted-display” refers to a display device, worn on the head or as part of a helmet, that has a small display optic in front of one or each;

“IC” refers to integrated circuit;

“IGZO” refers to indium gallium zinc oxide;

“Innolux” refers to Innolux Corporation, its predecessor and consolidated subsidiaries, unless the context otherwise requires;

“LCOS” refers to liquid crystal on silicon;

“LED” refers to light-emitting diode;

“LTPS” refers to low temperature poly silicon;

“MEMS” refers to micro-electro mechanical systems;

“OLED” refers to organic light-emitting diode;

“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD”;

“VGA” refers to Video Graphics Array;

“wafer level optics” are optical products manufactured using semiconductor process on wafers;

“processed tape” refers to polyimide tape plated with copper foil that has a circuit formed within it, which is used in tape-automated bonding packaging;

“semiconductor manufacturing service providers” refers to third-party wafer fabrication foundries, gold bumping houses, and assembly and testing houses;

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

On August 10, 2009, we effected:(i) a stock split in the form of a stock dividend of 5,999 ordinary shares for each ordinary share held by shareholders of record, followed by a consolidation of every 3,000 ordinary shares into one ordinary share;(ii) a change of the par value of our ordinary shares from $0.0001 each to $0.3 each; and (iii) a change in our ADS ratio from one ADS representing one ordinary share to one ADS representing two ordinary shares. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for more information. Unless otherwise indicated, all shares, per share and share equity data in this annual report have been retroactively adjusted to reflect the effect of the stock split and the change in par value for all periods presented.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$312,336	$245,075	$304,068	$374,788	$485,281
Revenues from related parties, net	520,463	447,306	338,624	258,233	251,974
Costs and expenses(1):
Cost of revenues	628,693	550,556	507,647	507,449	566,700
Research and development	87,574	71,364	76,426	79,042	70,913
General and administrative	19,353	16,346	18,770	17,095	17,139
(Recovery of) bad debt expense	25,305	218	(8,788)	(1,541)	-
Sales and marketing	11,692	10,360	13,279	14,368	15,443

Operating income	$60,182	$43,537	$35,358	$16,608	$67,060

Net income(2)	$72,724	$35,810	$29,066	$9,507	$50,138
Net income attributable to Himax stockholders	$76,381	$39,650	$33,206	$10,706	$51,596

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.20	$0.11	$0.09	$0.03	$0.15
Diluted	$0.20	$0.11	$0.09	$0.03	$0.15
Earnings per ADS attributable to Himax stockholders:
Basic	$0.40	$0.21	$0.19	$0.06	$0.30
Diluted	$0.40	$0.21	$0.19	$0.06	$0.30
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	383,229	369,652	355,037	353,771	341,056
Diluted	383,753	370,229	355,690	353,827	341,524
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	191,615	184,826	177,518	176,886	170,528
Diluted	191,877	185,115	177,845	176,914	170,762

Cash dividends declared per ordinary share(3)	$0.175	$0.150	$0.125	$0.060	$0.032
Cash dividends declared per ADS	$0.350	$0.300	$0.250	$0.120	$0.063

Note: (1) The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Cost of revenues	$435	$264	$240	$124	$176
Research and development	15,861	10,936	8,803	5,062	5,625
General and administrative	2,813	1,959	1,525	872	1,191
Sales and marketing	2,691	1,902	1,613	1,005	1,230
Total	$21,800	$15,061	$12,181	$7,063	$8,222

Of the $21.8 million, $15.1 million, $12.2 million, $7.1 million and $8.2 million in share-based compensation in 2008, 2009, 2010, 2011 and 2012, $12.7 million, $6.5 million, $5.9 million, $2.9 million and $6.3 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $25.2 million, $0.07 and $0.07, respectively, for the year ended December 31, 2008, $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010, $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011 and $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012. A portion of these tax exemptions expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012, December 31, 2013 and December 31, 2017.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2008	2009	2010	2011	2012
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$135,200	$110,924	$96,842	$106,164	$138,737
Accounts receivable, net	51,029	64,496	80,212	101,280	135,747
Accounts receivable from related parties, net	104,477	138,172	95,964	79,833	73,258
Inventories	96,921	67,768	117,988	112,985	116,671
Total current assets	434,650	423,797	485,924	515,709	567,088
Total assets	565,548	550,448	619,620	644,978	674,598
Accounts payable	53,720	88,079	115,922	134,353	135,546
Total current liabilities	90,143	120,651	205,748	245,360	242,117
Total liabilities	95,542	126,376	212,644	249,920	246,440
Ordinary shares	114,072	107,404	106,153	107,010	107,010
Total equity	470,006	424,072	406,976	395,058	428,158

	Year Ended December 31,
	2008	2009	2010	2011	2012
Consolidated Cash Flow Data:	(in thousands)
Net cash provided by operating activities	$136,500	$73,630	$57,631	$43,448	$52,167
Net cash used in investing activities	(21,810)	(7,541)	(17,599)	(10,197)	(695)
Net cash used in financing activities	(74,304)	(90,779)	(54,195)	(24,015)	(18,931)

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

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2008	31.51	33.58	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.74	29.88	29.63	29.81
April (through April 19)	29.91	30.06	29.77	29.77

Note:(1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

We generate a substantial majority of our revenues from Innolux, which is the surviving entity following the merger of three of our customers. Any loss of or a significant reduction in Innolux’s sales could materially and adversely affect our operating results.

Innolux, formally known as Chimei Innolux Corporation, is one of our key customers. Chimei Innolux Corporation (then Innolux Display Corporation), underwent a merger with Chi Mei Optoelectronics Corp., or CMO, and TPO Displays Corporation, or TPO, in March 2010. All three of these entities have been our customers. In 2012, Innolux, together with its affiliates, accounted for approximately 34.2% of our revenues. As a significant portion of our revenues are generated from Innolux, we expect our results of operations and financial condition to continue to be significantly linked to the success and purchase policy of Innolux. Innolux has been adversely affected by the impact of the global economic downturn in recent years. Any loss of or a sharp reduction in Innolux’s sales could have a significant negative impact on our business and results of operations. In 2011 and 2012, our sales of large-sized panels, for which Innolux is our major customer, declined by approximately 26.2% and increased by approximately 12.9%, respectively. The decline in 2011 was primarily due to Innolux’s change of purchase policy to diversify its display driver supply base. The increase in 2012 was attributed to the growth from the Chinese panel makers in the China market where most of the new buildings of panel capacity took place. We cannot assure you that the purchase policy of Innolux will not change further and result in a reduction of our future sales. In addition, if Innolux seeks lower prices from us, our business and financial results could be materially and adversely affected. We expect our reliance on sales to Innolux to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to Innolux, as well as on the ability of Innolux to sell products that incorporate our products.

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. In January, 2010, Chartered Semiconductor Manufacturing Ltd., one of our foundry service providers, merged with GlobalFoundries, one of the world’s largest semiconductor foundries. In April 2010, Chipbond Technology Corporation, or Chipbond, merged with International Semiconductor Technology Ltd., or IST, which have both been among our principal providers of gold bumping, assembly and testing, and chip probe testing services. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010. Samsung Techwin Co., Ltd and Mitsui Micro Circuits Taiwan Co., Ltd will close chip-on flex, or packages business after June 2012. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

We derive over 80% of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2011 and 2012, 87.3% and 86.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. Beginning in the second half of 2008, as a result of the severe economic downturn, the TFT-LCD panel industry suffered from an oversupply and a decrease in the average selling price of TFT-LCD panels. Such environment continued as we entered 2009, resulting in significant downward pricing pressure on our products. There was a rebound in demand for TFT-LCD panels in the second quarter of 2009, but the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. In the first half of 2010, due to rush orders from customers, supply chain for display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an oversupply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. Moreover, the 9.0 magnitude earthquake and tsunami in Japan in March 2011 materially and adversely impacted the supply chain for the TFT-LCD industry. Japan has played and is expected to continue to play an important role in supplying chemicals, raw materials, semiconductors and other products to both the TFT-LCD panel industry and the semiconductor industry and any future adverse impacts to the Japanese TFT-LCD panel industry may negatively impact our sales in Japan which could have a material adverse effect on our business or results of operations. In 2012, there were no events such as those described above that negatively impacted the TFT-LCD panel industry; however, we cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

In addition, the merger of certain of our major customers, including CMO, Innolux and TPO in 2010, could result in an increase in their bargaining power and therefore subject us to additional downward pricing pressure. We cannot assure you that in such periods in which we experience significant downward pricing pressure, we could sufficiently reduce costs to completely offset the loss of revenues. In addition, a severe and prolonged industry downturn could also result in higher risks in relation to the collectability of our accounts receivable, the marketability and valuation of our inventories, the impairment of our tangible and intangible assets, and the stability of our supply chain. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

Our strategy of expanding our product offerings to non-driver products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products as we diversify our product portfolio and because our non-driver products have higher gross margin than our driver products. Our non-driver products include, among others, timing controllers, touch panel controllers, TFT-LCD television and monitor semiconductor solutions, LCOS and MEMS microdisplays, power management ICs, CMOS image sensors, and wafer level optics products.

We believe end products utilizing our LCOS technology could potentially be a large market. Although we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display, it is at a relatively early stage as compared to other products and has a relatively immature supply chain. Therefore it is difficult to project the success of the applications that use LCOS microdisplay products. We also believe there are potential market opportunities for our CMOS image sensors. However, the demand fluctuates and is very hard to predict. As we rely primarily on third-party foundries to supply wafers with at least a 3-month lead time and we currently do not have any long-term supply arrangements with any third-party foundries, we cannot assure you that we can acquire sufficient wafer capacity to fulfill customers’ orders.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing process of our non-driver products including LCOS projector solutions and wafer level optics products. We also plan to increase capital expenditure for the development and manufacturing of non-driver products in the future. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2012, our accounts receivable less allowance for sales returns and discounts from Innolux and its affiliates were $73.3 million, which represented approximately 35.1% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, in 2008, partly due to the severe economic downturn, we incurred significant bad debt expense in relation to one of our largest customers Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, which represented 18% of our total accounts receivable outstanding as of December 31, 2008. During the second half of 2011, we agreed to extend payment terms for one of our largest customers because at that time this customer experienced certain financial difficulties. The receivables from this customer have since been paid and have stayed current during 2012 and we incurred no bad debt expenses. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. Other customers have also requested extension of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

Our customers continued to operate in a challenging business environment and may experience a decline in profitability or may not be profitable at all. In addition, the aggressive expansion plans for next generation fabs in China proposed by several TFT-LCD panel manufacturers might significantly increase the output of TFT-LCD panels if all of the plans are implemented in the next few years, which could result in a decline in the average selling prices of TFT-LCD panels. In addition, the antitrust lawsuits in the U.S. and the European Union against several TFT-LCD panel manufacturers have materially and adversely affected the profitability of certain of our customers, which could, in turn, adversely affect our profit margin, significantly reduce our profits and materially affect our results of operations and financial condition.

We depend on sales of display drivers used in TFT-LCD panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2011 and 2012, we derived 87.3% and 86.0% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

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

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate, retain and manage additional qualified engineers, senior managers, sales and marketing personnel, and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with U.S. GAAP and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•	continue to develop and commercialize non-driver products, including, among others, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS and MEMS microdisplays, power ICs, CMOS image sensors and wafer level optics products.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, foreign currency exchange rates, and tax rates;

•	our ability to transfer any increase in unit costs to our customers;

•	our ability to accurately perform various tests, estimations and projections, including with respect to the write-down on slow or obsolete inventories, the impairment of long-lived assets, the collectibility of accounts receivable, and the realization of deferred tax assets;

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	our ability to hedge foreign exchange risks;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending, and the unease in the Middle East;

•	changes in our tax exemptions, transfer pricing policy and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

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

Our close relationship with Innolux could limit our potential to do business with Innolux’s competitors, which may cause us to lose opportunities to grow our business and expand our customer base.

Innolux, the successor of CMO after its merger with Innolux and TPO, is one of our largest shareholders. Innolux or, prior to the merger, CMO has been our largest customer since our inception. We expect to continue to maintain various contractual and other relationships with Innolux and its affiliates. Our close relationship with Innolux could limit our potential to do business with Innolux’s competitors or other TFT-LCD panel manufacturers, who may perceive that granting business to us could benefit Innolux. Our close relationship with Innolux may result in losing business opportunities or may prevent us from taking advantage of opportunities to grow our business and expand our customer base.

If there were an adverse change to our relationship with Innolux or if Innolux were to reduce its shareholding in us or cease to be our shareholder, our business could be materially and adversely affected.

Innolux is one of our largest shareholders, beneficially owning approximately 15.0% of our outstanding shares as of March 31, 2013, and also our largest customer, which, together with its affiliates, accounted for approximately 34.2% of our revenues in 2012. Our engineers work closely with Innolux’s engineers to design display drivers and other semiconductors used by Innolux and its affiliates or their customers. We have entered into various transactions with Innolux or CMO and its affiliates in the past, and we expect to continue to do so in the future. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Dr. Biing-Seng Wu, chairman of our board of directors, used to serve as the vice chairman of the board of directors of CMO prior to its merger with the predecessor of Innolux and TPO. However, Dr. Wu no longer serves on the board of director of Innolux and presently none of our executive officers holds a director or officer position at Innolux. In addition, if Innolux reduces its shareholding of us or ceases to hold our shares, our close relationship with it may also be impacted. If our relationship with Innolux deteriorates for any reason, our business could be materially and adversely affected.

The strategic relationships between certain of our competitors and their customers and the development of in-house capabilities by TFT-LCD panel manufacturers may limit our ability to expand our customer base and our growth prospects.

Certain of our competitors have established or may establish strategic or strong relationships with TFT-LCD panel manufacturers that are also our existing or potential customers. Marketing our display drivers to such TFT-LCD panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. If our customers successfully develop in-house capabilities to design and develop semiconductors that can substitute for our products, they would likely reduce or stop purchasing our products. In addition, we also face challenges in attracting new customers for our new products. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Therefore, failure to broaden our customer base and attract new customers may limit our growth prospects.

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

We place wafer orders on the basis of our customers’ purchase orders and sales forecasts; however, any of the foundries we use can allocate capacity to other foundry customers and reduce deliveries to us on short notice. It could be that other foundry customers are larger and better financed than we are, or have supply agreements or better relationships with the foundries we use, and could induce these foundries to reallocate our capacity to them. The loss of any of the foundries we use or any shortfall in available foundry capacity could impair our ability to secure processed wafers, which could significantly delay our ability to ship our products, causing a loss of revenues and damages to our customer relationships.

Although we use several foundries for different semiconductor products, certain of our products are manufactured at only one of these foundries. If any one of the foundries that we use for a specific product is unable to provide us with our required capacity, does not deliver in a timely manner, or the quality or pricing terms are not acceptable to us, we could experience significant delays in receiving the product being manufactured for us by that foundry or incur additional costs to obtain substitutes. Also, if any of the foundries that we use experience financial difficulties or insolvency risks due to the impact of the global economic turmoil or any company-specific reasons or otherwise, if their operations are damaged or if there is any other disruption of their foundry operations, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process technology for a particular semiconductor product, we believe that it will take us several quarters to qualify the new foundry or process before we can begin shipping such products. If we cannot qualify a new foundry in a timely manner, we may experience a significant interruption in our supply of the affected products, which could reduce our revenues, increase our costs and expenses, and damage our customer relationships.

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

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, historically manufactured substantially all of our wafers in the early years since our inception. In order to diversify our foundry sources, we have also used Macronix International Co., Ltd., or Macronix, Powerchip Technology Corporation, or PSC, Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.), or Globalfoundries Singapore, United Microelectronics Corporation, or UMC, Maxchip Electronics Corp., or Maxchip, Semiconductor Manufacturing International Corporation, or SMIC, and Shanghai Hua Hong NEC Electronics Company, Ltd., or HHNEC, to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

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

In addition, in order to manufacture our display drivers used in TFT-LCD panels, we require foundries with high-voltage manufacturing process capacity. Of the limited number of foundries that offer this capability, some are owned by integrated device manufacturers which are also our competitors. As a result, our dependence on high-voltage foundries presents the following additional risks:

•	potential capacity constraints faced by the limited number of high-voltage foundries and the lack of investment in new and existing high-voltage foundries;

•	difficulty in attaining consistently high manufacturing yields from high-voltage foundries;

•	delay and time required (approximately one year) to qualify and ramp up production at new high-voltage foundries; and

•	price increases.

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

There are a limited number of companies which supply the processed tape used to manufacture our semiconductor products, and we do not have binding long-term supply arrangements with processed tape suppliers that would guarantee us access to processed tape. Therefore, from time to time, shortages of such processed tape may occur. In the first half of 2010, the supply of processed tape has been tight and it is likely that the shortage of processed tape may continue in 2011, as certain of our processed tape suppliers have plans to either close or reduce the production of processed tape. Moreover, Japan, which has been leading in the production and supply of processed tape, was negatively affected by the earthquake and tsunami in March 2011, which led to a decrease in the production of processed tape. If any of the processed tape suppliers we rely upon experience difficulties in delivering processed tape or are unable to meet the prices, quality or services that we require, or if our business relationships with these suppliers weaken or deteriorate, we may not be able to locate alternative sources in a timely manner. Therefore, if shortages of processed tape were to occur, or if the costs of manufacturing such tape increases, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings. As a result of these risks, we may also be required to use processed tape suppliers with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, the scarcity and importance of processed tape may necessitate us making investments in processed tape suppliers in order to secure adequate supply, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

The loss of, or our inability to secure sufficient capacity from, any of our third-party assembly and testing houses at reasonable and competitive prices could disrupt our shipments, harm our customer relationships and reduce our sales.

Access to third-party assembly and testing capacity is critical to our business because we do not have in-house assembly and testing capabilities for commercial production and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized assembly and testing services. A limited number of third-party assembly and testing houses assemble and test substantially all of our current products. There has been an increased level of industry consolidation among our suppliers in recent years. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. See also “—Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin. “We do not have binding long-term supply arrangements with assembly and testing service providers that guarantee us access to our required capacity. If the primary assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity from such providers and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, assembly and testing costs, and quality assurance and control. If any of these third-party assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Because of the amount of time we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders.

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

Shortages of key components for our customers’ products could decrease demand for our products.

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

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees such as Jordan Wu, our president and chief executive officer; Dr. Biing-Seng Wu, our chairman; and Chih-Chung Tsai, our chief technology officer. We rely on these individuals to manage our company, develop and execute our business strategies, and manage our relationships with key suppliers and customers. Any of our key employees could leave our company with little or no prior notice. They could also leave our company to work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, whether engineers and others, could delay the development and introduction of new products and would have an adverse effect on our ability to sell our products as well as on our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

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

The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs, increased product obsolescence, and erosion of the products’ market value. For example, some of our customers might overstate their forecasts because of concerns that their semiconductor suppliers cannot deliver on their rush orders. If we overestimate demand for our display drivers or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell, or may have to sell at low profit margins or even at a loss, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers, which could eventually lead to write-down of these excess inventory.

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

The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Defective products can be caused by design, defective materials or component parts, or manufacturing difficulties. Thus, quality problems can be identified only by analyzing and testing our display drivers in a system after they have been manufactured. The difficulty in identifying defects is compounded by the uniqueness of the process technology used in each of the semiconductor foundries with which we have subcontracted to manufacture our products. Difficulties in achieving defect-free products due to the increasing complexity of display drivers and the panel system surrounding them may result in an increase in our costs and expenses, and delays in the availability of our products. In addition, if the foundries that we use fail to deliver products of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which could adversely affect our sales and margins, and damage our customer relationships and our reputation.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainty and volatility with respect to our revenues and could materially and adversely affect our results of operations and financial condition.

We do not have long-term purchase commitments from our customers, including Innolux, our largest customer; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive. For example, Innolux, our key customer, changed its purchase policy to diversify its display driver supply base, resulting in a decline in purchase from us. See also “—Risks Relating to Our Financial Condition and Business—We generate a substantial majority of our revenues from Innolux, which is the surviving entity following the merger of three of our customers. Any loss of or a significant reduction in Innolux’s sales could materially and adversely affect our operating results.” The reorganization of Innolux could result in the discontinuation of a large number of our design-win projects or the discontinuation of those design-win projects with large sales quantities. We could be required to write off a substantial amount of inventory prepared based on forecasts provided by any of these customers. In the past, some of our customers have also significantly lowered their capacity utilization rates, reduced or canceled their orders of our products, and requested higher-than-usual price concessions from us. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected.

Potential conflicts of interest with Innolux may affect our sales decisions and allocations.

We have a close relationship with Innolux, the successor of CMO after its merger with Innolux and TPO in March 2010. Innolux is currently one of our largest shareholders. Innolux or, prior to the merger, CMO has also been our largest customer since our inception. In addition, Mr. Tien-Jen Lin, our director, is the Special Assistant to the General Manager in Innolux. We cannot assure you that our close relationship with Innolux and the resulting potential conflicts of interest will not affect our sales decisions or allocations or that potential conflicts of interest with respect to Innolux will be resolved in our favor.

Our corporate actions are substantially controlled by officers, directors, principal shareholders and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2013, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.3% and 20.9% of our ordinary shares, respectively, and Innolux beneficially owned approximately 15.0% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2013, we and our subsidiaries had 297 U.S. patent applications pending, 735 Taiwan patent applications pending and 275 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, on July 3, 2012, our subsidiary, Himax Display, Inc., or Himax Display, acquired all of the outstanding shares of capital stock of Spatial Photonics, Inc., or Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of high definition, high brightness, and high contrast projection displays for business and consumer applications. We cannot assure you that we will be able to realize the benefits we anticipate from acquiring Spatial Photonics. Acquisitions or investments that we have completed or potentially may make in the future, including our acquisition of Spatial Photonics, entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

The price of each semiconductor product typically declines over its product life cycle, reflecting product obsolescence, decreased demand as customers shift to more advanced products, decreased unit costs due to advanced designs or improved manufacturing yields, and increased competition as more semiconductor suppliers are able to offer similar products. We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors, and other factors. The TFT-LCD panel market is highly cost sensitive, which may result in declining average selling prices of the components comprising TFT-LCD panels. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or if we fail to develop and introduce new products and enhancements on a timely basis, our revenues and operating results will suffer.

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

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Likewise, the components used in the TFT-LCD panel industry are constantly changing with increased demand for improved features. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards, and to develop and introduce new and enhanced products in a timely fashion. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced display semiconductors on competitive terms, and some of our customers may buy products from our competitors instead of from us. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our growth prospects. We cannot assure you that we will be able to anticipate evolving industry standards, successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products to meet new standards or technologies. If we fail to anticipate changes in technology and to introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments or funds from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

We are a holding company and our assets consist mainly of our 100% ownership interest in Himax Taiwan. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. Nonetheless, dividends and interest on shareholder loans that we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under ROC law. The ability of our subsidiaries to provide us with loans, pay dividends, repay any shareholder loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve. Any limitation on dividend payments by our subsidiaries could materially and adversely affect our ability to grow, finance capital expenditures, make acquisitions, pay dividends, and otherwise fund and conduct our business. In addition, since Himax Taiwan is not a listed company, it will depend on us to meet its equity financing requirements in the future. Any capital contribution by us to Himax Taiwan may require the approval of the relevant ROC authorities. We may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, we and many of our semiconductor manufacturing service providers, suppliers and customers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2012, 48.4% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Taiwan economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since then, recovery has been uneven and the global economy is facing new challenges, such as the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea's nuclear program. Economic conditions in Taiwan are sensitive to global economic conditions. Any prolonged slowdown in the global or Taiwanese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A substantial portion of our sales are made to customers in the PRC, which may expose us to additional political, regulatory, and economic risks.

We have been increasingly selling our products to customers in the PRC. In 2010, 2011 and 2012, approximately 17.6%, 33.1% and 45.4% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. Although we believe these reforms have had a positive effect on the business of our customers in the PRC and consequently have benefited us, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future customers in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on the businesses and operations of our customers in the PRC and consequently have a material adverse effect on our own business and operations.

Fluctuations in exchange rates could result in foreign exchange losses and affect our results of operations.

Our functional and reporting currency is U.S. dollars. In 2012, more than 99.0% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a significant portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2012, approximately 64% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, there are tax-related assets and liabilities on our balance sheet which are denominated in NT dollars. The current global economic crisis may cause increased volatility in exchange rates. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect us against the risk of exchange rate fluctuations and reduce the impact of potential foreign exchange losses. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Himax Taiwan, after a three year holding period, was entitled to tax credits of twenty percent of the price paid for the acquisition of shares originally issued by ROC domestic companies invested in by Himax Taiwan that are newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The credit also could be applied to the income tax payable over a period of five years. Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $55.0 million, $39.4 million and $22.8 million as of December 31, 2010, 2011 and 2012, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.5 million in 2011 and $1.2 million in 2012 compared to $13.8 million in 2009.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides to companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2013, Himax Taiwan became entitled to four preferential tax treatments, each for a period of five years, which expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2017, respectively, and beginning January 1, 2009, Himax Semiconductor also became entitled to one preferential tax treatment for a period of five years, which will expire on December 31, 2013. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010, $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011 and $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. However, as the tax exemptions that expired on March 31, 2009 and December 31, 2010 accounted for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses increased significantly in 2009 and 2010 and may increase further in the future.

On January 1, 2006, an income basic tax (also known as alternative minimum tax, or (“AMT”) in accordance with the ROC Income Basic Tax Act (“IBTA”) became effective. The AMT is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the IBTA. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013. However, the AMT amendment is not expected to have a significant impact on our financial statements.

On April 1, 2013, the ROC Finance Committee of the Legislative Yuan passed preliminary examination on the draft amendment for anti-avoidance to establish Article 43-3 Controlled Foreign Corporation (“CFC”) rules and Article 43-4 profit-seeking enterprises of resident status (“Resident Companies”) rules of the Income Tax Act (“ITA”). Key aspects of the ITA draft amendment are described as follows:

(i)	Effective starting January 1, 2015, a profit-seeking enterprise (“PSE”) that directly or indirectly owns affiliated enterprises in low-tax jurisdictions outside the territory of the ROC shall recognize and include its pro rata share of affiliated enterprises’ annual profits as investment income in its income tax return for the year. Subsequent actual dividends and distributions from such affiliated enterprises that were previously recognized as investment income will then not be subject to income taxation; any surplus to previously recognized investment income shall be included as taxable income in the allocated year. Low-tax jurisdictions are defined as countries where the PSE income tax rate is lower than 30% of the income tax rate of the PSE in the ROC (the current rate is 17%) . (Article 43-3 CFC rules); and

(ii)	Effective starting January 1, 2015, if a PSE, such as our company, is incorporated based on foreign legislation but its place of effective management (“PEM”) is maintained within the territory of the ROC, the head office of such PSE will be determined to be within the territory of the ROC and profit-seeking enterprise income tax shall be levied in accordance with the ITA and relevant tax regulations. The aforementioned PEM refers to a place where substantive key management and commercial decisions of an entity’s business and its operations are made. The relevant definition and provisions shall be determined by the MOF. (Article 43-4 Resident Companies rule).

The ITA draft amendment is still in a preliminary form. At this time, it is unclear what the finalized form of the ITA draft amendment would be, and accordingly, it is unclear what actual effect, if any, the ITA draft amendment would have on our tax cost and net income. However, if the ITA draft amendment were finalized in its current form, it would increase our tax cost and consequently decrease our net income from 2015 onwards.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza, H7N9 influenza and Severe Acute Respiratory Syndrome, or SARS.

In recent years, there have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, H5N1 virus and H7N9 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $0.99 to a high of $2.46 on the NASDAQ Global Select Market in 2012.

The market price is subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the TFT-LCD panel market;

•	changes in the economic performance or market valuations of other display semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the addition or departure of key personnel;

•	fluctuations in exchange rates between the U.S. dollar and the NT dollar;

•	litigation related to our intellectual property; and

•	the release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2013, we had 339,149,508 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as Innolux, as well as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders. “If we, our executive officers, directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Although our ADSs are traded on the NASDAQ Global Select Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs was approximately 1,921,092 ADSs for the three months ended March 31, 2013 compared to approximately 337,283 ADSs for the year ended December 31, 2012. In addition, during the periods between November 8, 2007 and July 31, 2008, between November 17, 2008 and September 7, 2010, and between June 22, 2011 and April 19, 2013, we repurchased a total of approximately $33.1 million of our ADSs (approximately 7.7 million ADSs), a total of approximately $50.0 million of our ADSs (approximately 19.3 million ADSs) and a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs), respectively, from the open market pursuant to three authorized share buyback programs. The repurchased ADSs and their underlying ordinary shares with respect to these three periods reduced the number of our ordinary shares otherwise outstanding by approximately 7.9%, 9.9% and 5.3%, respectively. Such share buyback programs or future share repurchases could negatively impact the average trading volume of our ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States.

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

For example, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders in certain material respects which may affect shareholders’ rights and shareholders’ access to information. These differences under the Cayman Islands Companies Law(as compared to Delaware law) include, though are not limited to, the following:

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the ROC. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Cayman Islands Companies Law, as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

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

In February 2007, we completed the acquisition of Wisepal, currently known as Himax Semiconductor, Inc., a fabless semiconductor company focusing on the development of LTPS TFT-LCD drivers for small and medium-sized applications. This transaction strengthened our competitive position in the small and medium-sized product areas and further diversified our technology and product offerings. From time to time, we have also made minority investments in various companies for strategic purposes in the ordinary course of business.

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

On August 10, 2009, we effected:(i) a stock split in the form of a stock dividend of 5,999 ordinary shares for each ordinary share held by shareholders of record, followed by a consolidation of every 3,000 ordinary shares into one ordinary share;(ii) a change of the par value of our ordinary shares from $0.0001 each to $0.3 each; and (iii) a change in our ADS ratio from one ADS representing one ordinary share to one ADS representing two ordinary shares.

In July 2012, our subsidiary, Himax Display, completed the acquisition of Spatial Photonics, a Delaware corporation engaged in the business of manufacturing and production of MEMS products.

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou and Hefei, China; Yokohama and Matsusaka, Japan; Cheonan and Suwon, South Korea; and Irvine, California, and Sunnyvale, Delaware, USA.

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22320 or by email to penny_lin@himax.com.tw.Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

4.B. Business Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are primarily used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are primarily used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers (typically ten inches or below in diagonal measurement), digital cameras, mobile gaming devices, portable DVD players, digital photo frames, head-mounted-displays and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplays solutions, power ICs, CMOS image sensors and wafer level optics products. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- , Korea- and China-based manufacturers, have invested or are planning to invest heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on component companies including display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers exacerbates this situation as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

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

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers require high-voltage CMOS process technology operating typically at 4.5 to 24 volts for source drivers and 10 to 50 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers require geometries between 0.11 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special Assembly and Testing Requirements

Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape-automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier packages, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer’s design, which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent, COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

Supply Chain Management

The manufacturing of display drivers is a complex process and requires several manufacturing stages such as wafer fabrication, gold bumping, and assembly and testing, and the availability of materials such as the processed tape used in TAB packaging. We refer to these manufacturing stages and material requirements collectively as the “supply chain.” Panel manufacturers typically operate at high levels of capacity utilization and require a reliable supply of display drivers. A shortage of display drivers, or a disruption to this supply, may disrupt panel manufacturers’ operations since replacement supplies may not be available on a timely basis or at all, given the customization of display drivers. As a result, a display driver company’s ability to deliver its products on a timely basis at the quality and quantity required is critical to satisfying its existing customers and winning new ones. Such supply chain management is particularly crucial to fabless display driver companies that do not have their own in-house manufacturing capacity. In the case of display drivers, supply chain management is further complicated by the high-voltage CMOS process technology and the special assembly and testing requirements that are not standard in the semiconductor industry. Access to this capacity also depends in part on display driver companies having received assurances of demand for their products since semiconductor manufacturing service providers require credible demand forecasts before allocating capacity among customers and investing to expand their capacity to support growth.

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

Products

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs;

•	TFT-LCD television and monitor semiconductor solutions;

•	IP and ASIC service;

•	LCOS and MEMS products;

•	power ICs;

•	CMOS image sensor product; and

•	wafer level optics products.

We commenced volume shipments of our first source and gate drivers for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipments in June 2006. We commenced shipping engineering samples of power ICs in October 2006 and started volume shipments in January 2007. We commenced small quantity commercial shipments of our CMOS image sensor products in April 2009 and started volume shipments in August 2010. We commenced small quantity commercial shipments of our wafer level optics products in December 2009 and started volume shipments in the third quarter of 2011. We commenced our IP and ASIC services in the fourth quarter of 2011. We commenced small quantity commercial shipments of our touch controller products in December 2010 and started volume shipments in the fourth quarter of 2011.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to 24 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, and advanced intra-panel interface, or AIPI,

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

Large-Sized Applications

We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for 4Kx2K high-resolution TV. Greater color depth, enhanced color through RGB independent gamma and 3D display, are particularly important for advanced televisions and certain monitors.

In December 2007, we introduced the cascade modulated driver interface, or CDMI, technology, a patented technology for LED notebook panels, benefits of which include a thin and light form factor, lower power consumption and support of a resolution of up to 1,920 x 1,200 pixels.

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

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	two gamma-type driver to improve display quality
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driving voltage ranging from 7 up to 24V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA
	•	low power consumption and low EMI
	•	support COF and COG package types
	•	support TTL, RSDS, mini-LVDS (up to 480MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface and customized interface technologies
	•	support dual gate and triple gate panel designs

TFT-LCD Gate Drivers	•	192 to 1600 output channels
	•	output driving voltage ranging from 10 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	support COF and COG package types
	•	support dual gate and triple gate panel designs

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD (1,920 x 1,080 pixels, 1,920 x 1,200 pixels and 3840 x 2160)
	•	support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies
	•	input logic voltage ranging from standard 3.3V to low power 1.2V
	•	embedded overdrive function to improve response time
	•	support CABC to save power and color engine to enhance color and sharpness
	•	support TTL, LVDS, eDP and V-by-one input interface technologies
	•	support dual-gate and triple-gate panel designs

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

The industry trend for mobile handset display drivers is generally toward display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as multimedia functions are increasingly incorporated into mobile handsets. In addition, the ability for mobile handsets to operate for long durations without recharging the battery is of high value. Thus, display drivers with lower power consumption are desired. We integrated our proprietary low power driving circuits and content adaptive brightness control, or technology into display drivers in order to extend the battery life.

With new software platforms providing better access to the Internet, smartphones have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past 2 years, we offered innovative handset display driver products by providing advanced WVGA (480 x 864 pixels), qHD (540 x 960 pixels), and HD720 (720 x 1280)/ WXGA (800 x 1280) display driver ICs. We have recently continued to update new products for this mainstream smartphone segment with new features, such as color enhancement and sun-light readability enhancement functions. Meanwhile, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. We keep moving forward to develop and provide next generation display driver ICs, such as FHD (1080 x 1920 pixel), with higher resolution.

The following table summarizes the features of our products for mobile handsets:

Product	Features
Mobile Handset Display Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to FHD (1080 x 1920 pixels)
	•	support 65K, 262K colors and up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support color enhancement features including saturation, brightness, and sharpness enhancement
	•	support MDDI and MIPI interfaces
	•	low power consumption and low EMI
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory, GIP drivers without gate driver, LTPS drivers, or AMOLED drivers)

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as tablet PCs, netbook computers, digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players, electronic book readers, or E-readers, digital photo frames and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver and timing controller, as well as more functional semiconductors such as power circuit and touch controller, combined into a single chip.

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and the integration of timing controllers with display drivers. The trend of display drivers used in small-sized consumer electronics products is toward single-chip solutions combining the source driver, gate driver, timing controller and power circuit into a single chip.

In 2009, we introduced our new electro-phoretic display solutions, including HX8701 (gate driver) and HX8702 (source driver), for use in E-reader devices.

In 2011, we introduced our new point-to-point display solution including HX8288 (source driver) and HX8896 (timing controller), for use in tablet PCs, and this solution is also suitable for other slim display applications such as Ultrabook .

In 2012, we developed our highly integrated display driver for low power, high resolution IGZO displays used in tablet PCs.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features
TFT-LCD Source Drivers	•	240 to 1,536 output channels
	•	products for analog and digital interfaces
	•	support 262K colors to 16.7 million colors
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 1,600 output channels
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	resolutions include WVGA (846 x 480 pixels), SVGA (800 x 600 pixels), WSVGA (1,024 x 600 pixels) and WXGA (1,280 x 800 pixels)
	•	products for analog or digital interfaces
	•	low power consumption
	•	CABC function integrated for backlight power saving

Timing Controllers	•	products for digital interfaces/high speed interface
	•	products for Tablet/Netbook/Ultrabook
	•	support various resolutions from 1024x600 pixels to 1920 x1200 pixels

Touch Controller ICs

We offer touch controller solutions for capacitive touch panels. Our touch controller solutions are suitable for electronic devices employing touch panel screens of up to 11”, such as smartphones, mobile internet devices and tablet PCs. In the third quarter of 2011, we commenced shipping capacitive touch controller ICs to a worldwide brand smartphone and tablet customer.

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller, single chip solution and no external components contribute to reducing cost for flexible product design. Its auto calibration mechanism can meet strict validation requirements of leading smart phone brands. Our touch controller’s proprietary sensing circuits and algorithms could also enhance noise immunity capability and enable touch panels to work without shielding layer or to work on a single glass structure, which contributes to simplifying the manufacturing process and reducing costs for touch panels.

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

TFT-LCD Television and Monitor Semiconductor Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions.

TFT-LCD Monitor Chipsets

The following table summarizes the features of our monitor scaler solutions:

Product	Features
Monitor Scaler Integrated Solutions	•	ideal for monitor applications
	•	integrated with high performance ADC and scaler
	•	built-in HDMI 1.4a and DVI receiver
	•	built-in audio digital-to-analog converter
	•	built-in high performance color engine
	•	integrated high speed MCU
	•	integrated with timing control for additional cost-down
	•	input/output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixel.
	•	integrated 2D to 3D conversion
	•	integrated 3D format conversion

In addition to scaler solutions, we expanded the product offering of monitor chipset solutions in 2012 to unveil the innovative 2D to 3D conversion solution called RV2H and RVP3 for new 3D applications which can convert 2D images into the 3D format in real time. This compact solution can be implemented in a number of hardware platforms, such as 3D portable applications including tablet and mobile phone, 3D notebook personal computers, 3D digital photo frame, 3D projector and 3D converter box. This compact solution has already been designed into products of a number of famous companies. Our algorithm utilizes human visual perception characteristics, which not only reveals more 3D details but may also offer a more comfortable and enjoyable viewing experience.

The following table summarizes the features of our 2D to 3D RVP3 and RV2H conversion solutions:

Product	Features
RVP3 2D to 3D Conversion Solutions	•	3D Android: any 2D content can be in real time convert to 3D video sequence cover in UI, icons, video, photo and gaming
	•	low power, small package, without CPU computing power and cost effective
	•	real 3D adjustable
	•	multi-views in 3D
	•	support HDMI-1.4 3D formats and 2D content converting to 2~9 views
	•	auto scene mode detection
	•	switchable between Portrait and Landscape modes in 3D
	•	switchable barrier 2D/3D control
	•	resolution up to WUXGA - 1920 x 1200
	•	3D conversion with elimination of jagged edge effectively
	•	inter-bridge between MIPI, LVDS and TTL
	•	I2C programming interface
	•	easily integrated into existing project

RV2H 2D to 3D Conversion Solutions
	•	support HDMI 1.4 3D format input including 3D format
	•	support 2D mode, 2D to 3D mode, 3D to 2D mode and 3D bypass/converter mode
	•	support resolution up to full HD with 10 bits deep color
	•	built-in de-interlace and scaler
	•	built-in 2D to 3D engine
	•	built-in Frame rate conversion which can output 120 Hz frame rate
	•	built-in 64 mega bits SDR chip
	•	TTL interface supports up to 1920 x 1080 RGB 888 resolution
	•	TTL interface supports up to 12 bits RGB/YUV
	•	built-in 3D glass sync and L/R sync signal

IP and ASIC Service

Video IP

In the fourth quarter of 2011, we developed a new business segment on IP and ASIC service. It is a brand new model based on our core technology of video display and High Speed Transmission. There are 3D Video and Image Compression/Decompression IP, 2D convert to 3D IP and Technology Licensing, High Speed Transmission and High Performance Video ADC Silicon IP (SIP) Licensing.

As an expert player in 3D image and display core technologies solutions, we develop and own unique IPs of image and video applications. The high quality IPs, which are used in various popular multi-media commercial products, can provide our licensees with differentiated products and advantage in time-to-market. The features of IPs are summarized in the following table.

Product	Features
Real 3D Depth Controllable (R3D) IP	•	state-of-the-art real 3D depth controllable technology for healthy and comfortable 3D
	•	safe disparity angel is configurable and can meet each country’s 3D regulation in real 3D mode
	•	precise disparity control for view synthesis and parameters are configurable
	•	support 3D fatigue warning
	•	support various 3D Visual Protection modes
	•	3D content accommodation error detection and correction
	•	easily integrated into existing Projector, TV, Monitor, Box, DVD, and DPF system SoC with 3D features

2D to 3D Conversion IP	•	state-of-the-art 2D-to-3D conversion algorithms for transforming any 2D video content to 3D video sequence and supporting different 3D display
	•	support auto-scene detection and various scene modes
	•	precise disparity control for view synthesis and parameters are configurable
	•	Support configurable stereoscopic density for both modes including in front of screen call pulled and behind the screen call push
	•	easily integrated into existing Projector, TV, monitor, box, DVD, and DPF system SoC with 3D features

Multi-view: 3D Glasses-free IP	•	state-of-the-art real 2D/3D depth generator for multi-view controller
	•	support multi-view (2~9 views) parallax barrier and lenticular lens glasses-free 3D displays based on perfect viewing angle adjustment
	•	both 2D content (one view) and real 3D content (two views) can be synthesized for multi-view display
	•	precise disparity control for view synthesis and parameters are configurable
	•	support configurable stereoscopic density for both modes including in front of screen call pulled and behind the screen call push
	•	easily integrated into existing portable DVD, DPF, Pad like, mobile system SoC with 3D features

SunLight Readable IP	•	improve sunlight readability under bright sunlight environment
	•	smart contrast enhancement processing for shadow, mid-tone and highlight grey level respectively
	•	pixel based contrast adjustment
	•	adapt video content dynamically
	•	support automatic adjustment based on ambient light sensor input
	•	support manual adjustment based on manual enhancement level setting
	•	no frame buffer is required
	•	low power and compact architecture

Super High Resolution IP	•	high quality resolution up-conversion without image blur or side-effect such as zigzag artifact and ringing artifact
	•	synthesize rich details with texture extraction capability by database-free architecture
	•	support various levels of reality enhance effect
	•	any resolution up-conversion without arbitrary ratio limitation
	•	real-time single-frame conversion, no extra external memory requirement
	•	easily integrated into existing Projector, TV, Monitor, Box, DVD, and Surveillance system SoC with scaler functionality

Embedded Visual Lossless Compression IP	•	proprietary technologies near lossless compression for embedded frame buffer can reduce bandwidth and power consumption for SOC application
	•	compression Ratio: 2x~3x
	•	reduce image storage capacity and transmission time
	•	offer two color domain compression: YUV / RGB
	•	support real-time compress/decompress with low latency delay for video processor application
	•	block-based / frame-based data access encode/decode

Silicon IP

We also develop and own unique IPs of high speed transmission. These silicon IPs are not only silicon proven but also “product proven” and are used in various popular media commercial products. We provide our licensees with unique, high quality and cost competitive silicon IPs to reduce risk and accelerate time-to-market. The features of silicon IPs are summarized in the below table:

Product	Features
HDMI Transmitter and Receiver IP	•	provide configurable HDMI digital controllers and high-speed mixed signal Physical Layer IP (“PHY”)
	•	fully compliant with HDMI 1.4a specifications and received the ATC certification

Mobile Industry Processor Interface (“MIPI”) and Display Serial Interface (“DSI”) IP	•	fully compliant with the DSI version 1.01
	•	support the physical adapter layer of the D-PHY specification version 1.00
	•	support both command and video modes providing the greatest range of flexibility

VBO IP	•	fully compliant with the V-by-One® HS Standard Version 1.3
	•	provide configurable VBO digital controllers and high-speed mixed signal PHY
	•	designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

ASIC Service

In 2012, we completed the ASIC project for Japan top TV makers with customized video processing chip. The chip has LVDS TX/RX interfaces and specialized video processing technology.

The following table summarizes the features of our ASIC service:

Product	Features
ASIC Service	•	based on our video processor platform solutions including video processor and timing controller platform
	•	support video input/output interfaces like LVDS, HDMI, DVI, VBO, Display port, MIPI, MHL, etc.
	•	built-in 8/32- bit microprocessor
	•	built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc
	•	built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
	•	support 4K x 2K display
	•	support advanced timing controller technologies like smart contrast enhance, local dimming, EVLC, and energy saving

LCOS and MEMS Products

Himax Display, our subsidiary, has contributed to our microdisplay products lines: Color-filter LCOS, Color-sequential LCOS and MEMS.

Himax Display is the market leader of the LCOS industry based on market share in 2012. We believe Himax Display is the only non-captive LCOS company that owned a mass production ready liquid crystal assembly line. We have produced and shipped over 1.5 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, embedded projector in different applications (cell phone and camcorder), communication, toy projector, and head-mounted-display.

We believe Himax is among the few players, including Texas Instruments, in the market offering MEMS microdisplay solutions.

Both technologies have their own merits for different applications in resolution, power consumption, size, cost, optical engine design, and image quality. We provide a rich products family for customers to choose for different applications, since each product has its own most important parameters to select. Himax Display provides choices to customers. The following table shows certain details of our products:

LCOS Microdisplays	Size and Resolution
Color-Filter LCOS Microdisplays	•	0.28” (320x240 pixels) QVGA
	•	0.38” (640x360 pixels) nHD
	•	0.44” (640x480 pixels) VGA
	•	0.59” (800x600 pixels) SVGA
	•	Customized design

Color-Sequential LCOS Microdisplays	•	0.22” (640 x 360 pixels) nHD
	•	0.28” (852 x 480 pixels) WVGA
	•	0.38” (640 x 480 pixels) VGA
	•	0.37” (800 x 600 pixels) SVGA
	•	0.37” (1366 x 768 pixels) WXGA
	•	0.45” (1024 x 768 pixels) XGA
	•	Customized design

MEMS	•	0.55” (1280 x 800 pixels) WXGA

Power ICs

Himax Analogic, Inc., or Himax Analogic, our subsidiary, has two major product lines: power management ICs and LED drivers.

Power Management ICs

A power management IC integrates several power components to fulfill system power requirements. It may include step-up or step-down pulse width modulation, or PWM, DC-to-DC converters, low-dropout regulators, or LDO regulators, voltage detectors, operational amplifiers, level shifters, or other components. For panel module applications, a power management IC provides a reliable and precise voltage for source drivers, gate drivers, timing controllers, and panel cells. Moreover, its built-in over-temperature and over-current protections help prevent components from being damaged under certain abnormal conditions. As integrating an increasing number of components into a power management IC is likely to be a continuing trend, we believe power management ICs will continue to be critical components of a TFT-LCD panel module. The following table summarizes certain features of our power management IC products:

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

LED Drivers

The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white LED driver. The following table summarizes certain features of our LED drivers products:

Product	Features
WLED Drivers for NB	•	4.5V to 24V input voltage range
	•	built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V)
	•	8 constant current source channels
	•	capable of driving up to 10 LEDs in serial for each channel

WLED Drivers for LED MNT	•	5V to 33V input voltage range
	•	built-in 2MHz step-up PWM controller
	•	2/4/8 constant current source channels
	•	up to 200mA per channel
	•	60V sustainable voltage for LED pins
	•	capable of driving up to 16 LEDs in serial for each channel

WLED Drivers for LED TV	•	8V to 33V input voltage range
	•	8-channel current sinks
	•	up to 90mA per channel
	•	60V sustainable voltage for LED pins

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. With the product launch of 3 mega pixel, 2 mega pixel and VGA system-on-chip sensor products in 2009, we have secured customer designs in both mobile phones and notebook applications and moved these products into production phase. We continue to expand our product portfolio with the successful introduction of a 1/6” 1.3 mega pixel, a 1/6” HD, and a 1/5” format 2.0 mega pixel system-on-chip sensor. Based on new pixel architecture, a 1/4” 5 mega pixel, a 1/3.2” 8 mega pixel and a smaller 1/9” HD sensor were designed and started phasing into production. Thanks to backside illumination, or BSI technology, a high performance 1/6” Full HD sensor and a new 8 mega pixel sensor will be designed in 2013. Besides products in mobile devices, we also develop specialized sensors for automobile and surveillance. Almost all of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the lowlight or video mode without a decreasing frame rate or increasing power consumption. Embedded in our new 2.0 mega pixel sensor, ClearViewTM technology provides the optical restoration engine to enhance the optical performance. In the automobile and surveillance product line, ClearSenseTM technology extends the dynamic range by special pixel and readout. We are committed to being a key player in CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
8MP Color Image Sensor	•	1/3.2” format color type
	•	8MP at 15 frames per second, support 1080p and 720p at 30 frames per second
	•	advanced ADC architecture to keep outstanding SNR
	•	state-of-the-art ultra bright pixel
	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

5MP Color Image Sensor System on Chip	•	1/4” format color type
	•	5MP resolution at 15 frames per second (with MJEG), support 720p HD at 30 frames per second and 1080 FHD at 15 frames per second
	•	VCM driver and MJEG engine embedded
	•	color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment
	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

3.4MP BrightSenseTM Color Image Sensor	•	1/4” format color type
	•	QXGA resolution at 15 frames per second, support for 720p HD and D1 resolution at 30 frames per second
	•	ClearVisionTM 80dB enhanced dynamic range mode compatible with standard color processing
	•	on-chip 4-channel lens correction, defect removal

2.0MP ClearViewTM Color Image Sensor	•	1/5” format color type
	•	ClearViewTM boosts optical performance by lens compensation
	•	UXGA YUV output at 15 frames per second, 720p HD resolution at 30 frames per second
	•	color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	multiple video formats including YUV422, RGB565, and ITU656

Product	Features
2.0MP BrightSenseTM System on Chip	•	1/5” format color type
	•	UXGA resolution at 18 frames per second, 720p HD resolution at 30 frames per second
	•	on-chip 4-channel lens correction, defect removal
	•	low noise and low power consumption

HD 720p ClearViewTM System on Chip	•	1/6” format with high sensitivity
	•	ClearViewTM boosts optical performance by lens compensation
	•	720p HD resolution at 30 frames per second
	•	color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment.
	•	10 bit parallel video data port and 1-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

1.3MP ClearSenseTM EDR Color Image Sensor	•	1/4” format with ultra high sensitivity
	•	ClearSenseTM achieves higher dynamic range in color up to 84dB with on-chip tone mapping
	•	800p and 720p resolution at 30 frames per second
	•	FlexiTM engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
	•	color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
	•	anti-blooming and dark sun cancellation
	•	built-in low dropout regulator and power on reset
	•	10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.3MP BrightSenseTM System on Chip	•	1/6” format color type
	•	SXGA resolution at 20 frames per second, 720p HD resolution at 30 frames per second
	•	color processing pipeline with dynamic adjustments based on luminance and light color temperature
	•	low noise and low power consumption

VGA BrightSenseTM System on Chip	•	1/13” format color type
	•	VGA YUV output at 30 frames per second
	•	color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	automatic low light and frame rate control
	•	1-lane MIPI CSI2 outputs RAW, YUV422, RGB565/555/444

Wafer Level Optics Products

Wafer level optics are optical products manufactured using semiconductor process on wafers. This innovative approach enables wafer level optics to feature small-form factor and high temperature resistance, making the Surface-Mount Technology or SMT reflow process possible. We offer entire optical solutions for customers who need compact and easy-to-handle optical products on their electronic devices.

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our VGA wafer level optics products have been adopted by tier-1 camera module makers and mobile phone brands. The double-side manufacture process makes the lens structure more reductive and achieves better performance. With the innovative process and specific structure, our wafer level optics products enhance the performance of camera modules.

Besides imaging lens, our technology is also adapted to form microstructure such as lens array and lenticular for advanced application in digital optics field.

The following table sets forth the features of our wafer level optics products:

Product	Features
VGA 1 element wafer level lens	•	for 1/11” VGA CIS (2.0μm pixel pitch)
	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

VGA 1 element wafer level lens	•	for 1/13” VGA CIS (1.75μm pixel pitch)
	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

HD/1.3M 2 element wafer level lens	•	for 1/9” 1.3M/HD CIS (1.4μm pixel pitch)
	•	two-element and four-surface design for cost-competitive market
	•	double-side manufacture process

Lens array	•	customized lens array for various kinds of applications
	•	precise surface form
	•	dimension of lens let could achieve as small as 10μm

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

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including transistor-transistor logic (“TTL”), Reduced Swing Differential Signaling (“RSDS”), mini low-voltage differential signaling (“LVDS”), dual-edge TTL (“DETTL”), turbo Reduced Swing Differential Signaling (“RSDS”), Mobile Industry Processor Interface (“MIPI”)and other customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2012, we sold our products to more than 200 customers. In 2010, 2011 and 2012, Innolux, including CMO, the predecessor of Innolux and TPO, and its affiliates, combined with the predecessor of Innolux and TPO before the merger, accounted for 52.8%, 40.8% and 34.2% of our revenues, respectively; customer A and its affiliates, accounted for 0.2%, 5.7% and 11.7% of our revenues, respectively.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2012:

BOE Technology Group Co., Ltd.

Chunghwa Picture Tubes, Ltd.

HannStar Display Corporation

Happiness Commercial Co., Limited

Innolux

Mitsudi (HK) Company

Perfect Display Limited

Shanghai Tianma Microelectronics

Truly Semiconductors Ltd.

Welltek Electronics (Hong Kong) Limited

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated among a limited number of major panel manufacturers. We also market our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan; and Foshan, Fuging, and Ningbo, China. We have offices in Hsinchu and Taipei, Taiwan; Hefei, Beijing, Shanghai, Shenzhen and Suzhou, China; Yokohama and Matsusaka, Japan; Cheonan and Suwon, South Korea; and Irvine and Sunnyvale, California, and Delaware, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of product managers and field applications engineers. Our team is equipped with extensive strategic marketing experience and a strong capability to identify market trends. We also provide technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

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

Chip Probe Testing: Each die is electrically tested, or probed, for defects. Dies that fail this test are discarded.

Assembly and Testing: Our display drivers use two types of assembly technology: TAB or COG. Display drivers for large-sized applications typically require TAB package types and to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG package types.

TAB Assembly

We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. By contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead. In recent years, COF packages have become predominantly used in TAB technology.

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

Quality Assurance

We maintain a comprehensive quality assurance system. Using a variety of methods, from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products’ manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with our suppliers to evaluate such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received ISO 9001 certification, which was renewed in February 2011 and will expire in February 2014. In February 2006, we received ISO 14001 certification, which was renewed in January 2012 and will expire in January 2015. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2013 and will expire in March 2016, and OHSAS 18001 certification, which was renewed in January 2012 and will expire in January 2015.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also established relationships with UMC, HHNEC and PSC.These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, ChipMOS Technologies Inc., Chipmore International trading company Ltd. and Nepes Corporation.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold bumping, assembly and testing houses for production. As a result, we expect that we will continue to rely on a limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Maxchip Electronics Corp.	ChipMOS Technologies Inc.
Shanghai Hua Hong NEC Electronics Company, Ltd.	LB Semicon Co., Ltd.
Semiconductor Manufacturing International Corporation	Nepes Corporation
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation
Powerchip Technology Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Mitsui Micro Circuits Taiwan Co., Ltd.	Ardentec Corporation
Samsung Techwin Co., Ltd.	Advanced Semiconductor Engineering Inc.
Simpal Electronics Co., Ltd.	Chipbond Technology Corporation
Sumitomo Metal Mining Package Material Co., Ltd.	Chipmore International Trading Company Ltd.
LG Innotek Co., Ltd.	ChipMOS Technologies Inc.
Stemco., Ltd.	Nepes Corporation
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Orient Semiconductor Electronics Ltd.
Siliconware Precision Industries Co., Ltd.
Taiwan IC Packaging Corporation
Micro Silicon Electronics Corp.

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Nepes Corporation Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.

Intellectual Property

As of March 31, 2013, we held a total of 1,869 patents, including 660 in Taiwan, 708 in the United States, 446 in China, and 55 in other countries. The expiration dates of our patents range from 2019 to 2032. We also have a total of 735 pending patent applications in Taiwan, 297 in the United States and 275 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

Competition

The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate the competition in our industry include:

•	customer relations;

•	product performance;

•	design customization;

•	development time;

•	product integration;

•	technical services;

•	manufacturing costs;

•	supply chain management;

•	timely delivery;

•	economies of scale; and

•	broad product portfolio.

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., Ili Technology Corp., Lusem Co., Ltd, Novatek Microelectronics Corp., Orise Technology Co., Ltd., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Panasonic Corporation, NEC Electronics Corporation, Renesas Technology Corp., Seiko Epson Corporation, Toshiba Corporation, Sanyo Electric Co., Ltd. and Rohm Co., Ltd., and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

Many of our competitors, some of whom are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than we do. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

For touch controller ICs, we compete with worldwide suppliers, such as Atmel Corp., Cypress Semiconductor Corp. and Synaptics Inc.

Our monitor semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including MStar Semiconductor, Inc., Novatek Microelectronics Corp., and Realtek Semiconductor Corp. For 2D to 3D conversion solutions, we face competition from Mediatek Corp. and MStar Semiconductor, Inc.

For LCOS products, we face competition primarily from digital lighting processing, or DLP, projectors incorporating Texas Instruments Incorporated’s digital light processing technology. We also face competition from a few other mobile projector technologies, including OmniVision, which acquired Aurora Systems in 2010, Syndiant Inc. and Microvision, Inc., a company providing laser-scanning projector solutions. For MEMS products, we face competition primarily from TI’s DLP and Epson 3LCD technology.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corporation, Global Mixed-mode Technology Inc. and Advanced Analog Technology, Inc. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, we face competition primarily from Aptina Imaging Corporation, Omnivision Technologies Inc., Samsung Electronics Co. Ltd., Sony Corporation and SK Hynix Inc.

For wafer level optics products, we face competition primarily from OmniVision, Heptagon, Anteryon, NemotekTechnologies and Q-Technology Ltd.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2013.

Himax Technologies, Inc.
22.0%
100.0%
Argo Limited
100.0%
Himax Imaging, Inc.
100.0%
Himax Technologies Limited
100.0%
Himax Technologies Japan Ltd.
100.0%
Himax Technologies Korea Ltd.
100.0%
Himax Semiconductor, Inc.
100.0%
Tellus Limited
100.0%
Himax Imaging Corp.
79.7%
Himax Imaging, Ltd.
7.9%
81.5%
Himax Display, Inc.
21.7%
Iris Optronics Co., Ltd.
74.6%
Himax Analogic,Inc.
100.0%
Himax Technologies (Samoa), Inc.
100.0%
Harvest Investment Limited
64.7%
Himax Media Solutions, Inc.
100.0%
Integrated Microdisplays Limited (Hong Kong)
100.0%
Himax Display (USA) Inc.
100.0%
Himax Technologies (Suzhou), Co., Ltd.
100.0%
Himax Technologies (Shenzhen), Co., Ltd.
100.0%
Himax Media Solutions (Hong Kong) Limited

The following table sets forth summary information for our subsidiaries as of March 31, 2013.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	Sales	South Korea	100.0%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	100.0	%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	81.5	%(1)
Integrated Microdisplays Limited	LCOS sales	Hong Kong	81.5	%(3)
Himax Display (USA) Inc.	MEMS design	Delaware, USA	81.5	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	74.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	87.6	%(4)
Himax Imaging Corp.	IC design	California, USA	100.0	%(5)
Argo Limited	Investments	Cayman Islands	100.0%
Tellus Limited	Investments	Cayman Islands	100.0	%(6)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	86.7	%(7)
Himax Media Solutions (Hong Kong)Limited	Investments	Hong Kong	86.7	%(8)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	ROC	21.7	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3)	Indirectly, through our 81.5% ownership of Himax Display, Inc.

(4)	Indirectly, as to 79.7% through our 100.0% ownership of Himax Imaging, Inc. and as to 7.9% through our 100.0% ownership of Himax Technologies Limited.

(5)	Indirectly, through our 100.0% ownership of Himax Imaging, Inc.

(6)	Indirectly, through our 100.0% ownership of Argo Limited.

(7)	Directly, as to 22.0%, and indirectly, as to 64.7% through our 100.0% ownership of Himax Technologies Limited.

(8)	Indirectly, through our 86.7% ownership of Himax Media Solutions, Inc.

4.D. Property, Plant and Equipment

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

We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Fuqing, Beijing, Shanghai and Ningbo, China; Yokohama and Matsusaka, Japan; Cheonan and Suwon, South Korea; and Irvine and Sunnyvale, California and Delaware, USA. In June 2008, we completed the relocation of the Taipei offices of our company, Himax Media Solutions and Himax Analogic. The lease contracts may be renewed upon expiration.

We have established under Himax Taiwan an in-house wafer level optics facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Innolux, which commenced small-scale shipments in December 2009. We have also expanded certain facilities for LCOS and wafer level optics products to accommodate new customers and new applications located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Innolux in Tainan, where it established an in-house color filter facility. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are primarily used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are primarily used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers (typically ten inches or below in diagonal measurement), digital cameras, mobile gaming devices, portable DVD players, digital photo frames, head-mounted-displays and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplays solutions, power ICs, CMOS image sensors and wafer level optics products. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, maintain our leading technology position, achieve additional design wins and manage our costs to partially mitigate declining average selling prices and any other market risks in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

We operate primarily in a fabless business model that utilizes substantially third-party foundry and assembly and testing capabilities. We leverage our experience and engineering expertise to design high-performance semiconductors and rely largely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing with the exception of manufacturing of LCOS microdisplay and wafer level optics products, which we manufacture through our own factories. We are able to take advantage of the economies of scale and the specialization of our third-party semiconductor manufacturing service providers. Our primarily fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product. For LCOS microdisplay and wafer level optics products, our in-house factories enable us to protect our proprietary technologies and manufacturing expertise in the effort to further expand these businesses.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2012 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive over 80% of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. For example, in the second half of 2008, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of large-sized TFT-LCD panels. Many TFT-LCD panel manufacturers experienced a decrease in prices of large-sized TFT-LCD panels and reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products, particularly in late 2008 and early 2009. While there was a rebound in demand for TFT-LCD panels in the second quarter of 2009, the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. Our product pricing remained weak in 2009. In the second half of 2010, the TFT-LCD panel industry suffered again from an over-supply due to a high inventory level built up previously, which significantly decreased our sales to the TFT-LCD panel industry. In the second half of 2011, the demand of TFT-LCD panels was affected by the uncertain global economic conditions by lowering capacity utilization for large panel products. Because the demand was lower than originally anticipated, ASP pressure arose for large-sized applications during the traditional peak season. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution which creates a higher barrier of entry, less competition and higher profit margins.

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

Product Mix

The proportion of our revenues that is generated from the sale of different product types, also referred to as product mix, also affects our average selling prices, revenues and profitability. Our display driver products vary depending on, among other things, the number of output channels, the level of integration and the package type. Variations in each of these specifications could affect the average selling prices of such products. For example, the trend for display drivers for use in large-sized panels is toward products with a higher number of channels, which typically command higher average selling prices than traditional products with a lower number of channels. However, panels that use higher-channel display drivers typically require fewer display drivers per panel. As a result, our profitability will be adversely affected to the extent that the decrease in the number of display drivers required for each panel is not offset by increased total unit shipments and/or higher average selling prices for display drivers with a higher number of channels. The level of integration of our display drivers also affects average selling prices, as more highly integrated chips typically have higher selling prices. Additionally, average selling prices are affected by changes in the package types used by our customers. For example, the chip-on-glass package type typically has lower material costs because no processed tape is required. Moreover, our different non-driver products vary in average selling prices and costs.

The proportion of non-driver business would also affect our financial position and results of operations. For the past three years, we have experienced operating losses from our non-driver business. This was partly due to low sales volume during these periods that led to insufficient revenue to fully cover expenses such as research and development and operating expenses. We expect; however, to ramp up the volume production and sales of our non-driver products in the future and generate positive operation income from such non-driver products. In addition, given that our non-driver products have higher gross margins and higher growth potential than our driver products, we expect the overall profit margin across our product platform to improve.

Design Wins

Achieving design wins is important to our business, and it affects our unit shipments. Design wins occur when a customer incorporates our products into their product designs. There are numerous opportunities for design wins, including, but not limited to, when panel manufacturers:

•	introduce new models to improve the cost and/or performance of their existing products or to expand their product portfolio;

•	establish new fabs and seek to qualify existing or new component suppliers; and

•	replace existing display driver companies due to cost or performance reasons.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2010, 2011 and 2012 was 79.0%,80.2% and 76.9%, respectively. In 2012, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 55.7%, the cost of processed tape was 8.0%, the cost of assembly and testing was 35.8% and overhead was 0.5%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

•	improving product design (e.g., having smaller die size allows for a larger number of dies on each wafer, thereby reducing the cost of each die);

•	improving manufacturing yields through our close collaboration with our semiconductor manufacturing service providers and in our in-house manufacturing facilities; and

•	achieving better pricing from a diversified pool of semiconductor manufacturing service providers and suppliers, reflecting our ability to leverage our scale, volume requirements and close relationships as well as our strategy of sourcing from multiple service providers and suppliers.

Supply Chain Management

Due to the competitive nature of the flat panel display industry and our customers’ need to maintain high capacity utilization in order to reduce unit costs per panel, any delays in the delivery of our products could significantly disrupt our customers’ operations. To deliver our products on a timely basis and meet the quality standards and technical specifications our customers require, we must have assurances of high-quality capacity from our semiconductor manufacturing service providers. We therefore strive to manage our supply chain by maintaining close relationships with our key semiconductor manufacturing service providers and strive to provide credible forecasts of capacity demand and seek for new manufacturing service providers in case of any manufacturer’s capacity shortage. Any disruption to our supply chain could adversely affect our performance and could result in a loss of customers as well as potentially damage our reputation.

Share-Based Compensation Expenses

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses, which consist of charges taken relating to grants of mainly RSUs as well as non-vested shares to employees.

We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling $11.5 million, $6.8 million and $8.2 million in 2010, 2011 and 2012, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $5.9 million, $2.9 million and $6.3 million in 2010, 2011 and 2012, respectively, were settled in cash. We have applied Accounting Standards Codification, or ASC, ASC 718, Compensation—Stock Compensation, to account for our share-based compensation plans. ASC 718 requires companies to measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2010, 2011 and 2012 as reflected in our consolidated financial statements.

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively.

We made grants of 7,108,675 RSUs to our employees on September 29, 2008. The vesting schedule for such RSU grants is as follows: 60.64% of the RSU grants vested immediately and were settled by cash in the amount of $12.7 million on the grant date, with the remainder vesting equally on each of September 30, 2009, 2010 and 2011, which has been or will be settled by our ordinary shares, subject to certain forfeiture events.

We made grants of 3,577,686 RSUs to our employees on September 28, 2009. The vesting schedule for such RSU grants is as follows: 55.96% of the RSU grants vested immediately and were settled by cash in the amount of $6.5 million on the grant date, with the remainder vesting equally on each of September 30, 2010, 2011 and 2012, which will be settled by our ordinary shares, subject to certain forfeiture events.

We made grants of 3,488,952 RSUs to our employees on September 28, 2010. The vesting schedule for such RSU grants is as follows: 68.11% of the RSU grants vested immediately and were settled by cash in the amount of $5.9 million on the grant date, with the remainder vesting equally on each of September 30, 2011, 2012 and 2013, which will be settled by our ordinary shares, subject to certain forfeiture events.

We made grants of 2,727,278 RSUs to our employees on September 28, 2011. The vesting schedule for such RSU grants is as follows: 97.36% of the RSU grants vested immediately and were settled by cash in the amount of $2.9 million on the grant date, with the remainder vesting equally on each of September 30, 2012, 2013 and 2014, which will be settled by our ordinary shares, subject to certain forfeiture events.

We made grants of 5,522,279 RSUs to our employees on September 26, 2012. The vesting schedule for such RSU grants is as follows: 58.36% of the RSU grants vested immediately and were settled by cash in the amount of $6.3 million on the grant date, with the remainder vesting equally on each of September 30, 2013, 2014 and 2015, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2010, September 28, 2011 and September 26, 2012 was $2.47, $1.10 and $1.95 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies invested in by Himax Taiwan did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-years tax holiday. The balance of unused investment tax credits totaled $55.0 million, $39.4 million and $22.8 million as of December 31, 2010, 2011 and 2012, respectively.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.5 million in 2011 and $1.2 million in 2012 compared to $13.8 million in 2009.

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2013 and expiring on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2017, respectively. In addition, beginning January 1, 2009, Himax Semiconductor became entitled to a five-year tax exemption expiring on December 31, 2013. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010, $0.8 million, $0.002 and $0.002 for the year ended December 31, 2011 and $2.9 million, $0.01 and $0.01 for the year ended December 31, 2012. As the tax exemptions that expired on March 31, 2009 and December 31, 2010 accounted for a substantial portion of our total tax-exempted income under the ROC Statute for Upgrading Industries, our income tax expenses increased significantly in 2009 and 2010 as compared to 2008. It may continue to increase in the future. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Description of Certain Statements of Income Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplay solutions, power ICs, CMOS image sensors and wafer level optics products, 2D to 3D conversion solutions, ASIC service and IP licensing.

Display drivers for large-sized applications have been the largest source of revenues for us, but we expect display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products to increase in revenue contribution in the future. Our revenues generated from sales of display drivers for large-sized applications decreased in 2010 and 2011 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Innolux, or prior to the merger, CMO as a result of the impact of the global economic downturn in 2009 and the change of purchase policy by Innolux to diversify its display driver supply base in 2010. However, our revenues generated from sales of display drivers for large-sized applications increased in 2012 due to the increased sales to customers in China. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2010, 2011 and 2012, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2010		2011		2012
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$366,492	57.0%	$270,372	42.7%	$305,247	41.4%
Display drivers for mobile handsets applications	119,623	18.6	169,248	26.8	177,175	24.0
Display drivers for consumer electronics applications	103,942	16.2	112,836	17.8	151,689	20.6
Others(1)	52,635	8.2	80,565	12.7	103,144	14.0
Total	$642,692	100.0%	$633,021	100.0%	$737,255	100.0%

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power ICs, CMOS image sensors, wafer level optics products, 2D to 3D conversion solutions, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. Innolux and its affiliates, which take into account the effect of the merger of CMO, Innolux and TPO in March 2010, accounted for 52.8%, 40.8% and 34.2% of our revenues in 2010, 2011 and 2012, respectively. Sales to Innolux and its affiliates further decreased both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Innolux to diversify its display driver supply base and our increased sales to China customers.

	Year Ended December 31,
	2010		2011		2012
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Innolux and its affiliates	$339,220	52.8%	$258,156	40.8%	$251,974	34.2%
Customer A and its affiliates	1,516	0.2	35,908	5.7	86,069	11.7
Others	301,956	47.0	338,957	53.5	399,212	54.1
Total	$642,692	100.0%	$633,021	100.0%	$737,255	100.0%

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2011 and 2012 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2010, 2011 and 2012, approximately 76.7%, 62.4% and 48.4% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 17.6%, 33.1% and 45.4% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets, depreciation on research and development equipment, and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2010, 2011 and 2012 were 11.9%, 12.4% and 9.6%, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011 and September 26, 2012 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $11.5 million, $6.8 million and $8.2 million in 2010, 2011 and 2012, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 17.6% in 2010, 43.4% in 2011 and 23.9% in 2012, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax payable) was limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, and personnel training expenses. The balance of unused investment tax credits totaled $55.0 million, $39.4 million and $22.8 million as of December 31, 2010, 2011 and 2012, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $3.5 million in 2011 and $1.2 million in 2012 compared to $13.8 million in 2009.

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2013 and expiring on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2017, respectively. In addition, beginning January 1, 2009, Himax Semiconductor is also entitled to a five-year tax exemption expiring on December 31, 2013. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $3.6 million, $0.01 and $0.01 for the year ended December 31, 2010, respectively, $0.8 million, $0.002 and $0.002 for the year ended December 31, 2011, respectively, and $2.9 million, $0.01 and $0.01 for the year ended December 31, 2012, respectively. The tax exemptions that expired on March 31, 2009 and December 31, 2010 accounted for a substantial proportion of our total tax-exempted income under the ROC Statute for Upgrading Industries. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Our higher effective tax rate in 2011 was due to two reasons. One, our Taiwan subsidiaries, other than Himax Taiwan, incurred net operating losses and provided full valuation allowance for deferred tax assets. Another factor was the NT dollar’s depreciation against the U.S. dollar during 2011. While our reporting currency is the U.S. dollar, a substantial majority of our taxes are incurred in Taiwan on the tax basis of the NT dollar. More deferred tax liabilities were recognized by Himax Taiwan in 2011 because if we were to settle the monetary assets or liabilities in U.S. dollars, it would have resulted in taxable income.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied ASC 718 for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2012, we based our share-based compensation cost on an assumed forfeiture rate of 12.19% per annum for RSUs issued in 2009, and 14.13% per annum for RSUs issued in 2010 and 2012 under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2010, 2011 and 2012, the fair value of the ordinary shares underlying the RSUs granted to our employees was $2.47, $1.10 and $1.95 per share, respectively, which was the closing price of our ADSs on September 28, 2010 and 2011 and September 26, 2012, respectively.

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

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2010, 2011 and 2012 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges (credits) to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2010	$25,515	$(8,788)	$-	$16,727
2011	$16,727	$(1,541)	$-	$15,186
2012	$15,186	$-	$-	$15,186

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
2010	$970	$4,551	$(4,930)	$591
2011	$591	$3,385	$(3,191)	$785
2012	$785	$7,386	$(7,093)	$1,078

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2010, 2011 and 2012 were approximately $10.6 million, $9.1 million and $12.4 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For each significant asset group, we determined that the undiscounted cash flows expected to result from the use of the asset group significantly exceeded their respective carrying amounts. Consequently, we have not recognized any impairment charges on long-lived assets during the period from December 31, 2010 to December 31, 2012.

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

In 2010, we considered the enterprise as a whole to be a single reporting unit for purposes of testing goodwill for impairment. The adjusted market value of the Company, based on the quoted market price of the Company’s shares and including a reasonable control premium, was in excess of the Company’s equity book value on the date of first step of the assessment in 2010. Therefore, we concluded that the Company’s goodwill was not impaired in 2010.

Since January 2011, we changed our internal reporting such that we now have two operating segments, which are also reportable, segments. We have determined that we have five reporting units. However, all of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Therefore, only the Driver IC reporting unit needs to be tested for goodwill impairment.

For the Driver IC reporting unit in 2011 and 2012, we compared the carrying value of the Driver IC reporting unit, inclusive of assigned goodwill, to its respective fair value—step 1 of the two-step impairment test.

We use the discounted cash flow (DCF) method to determine the fair value of each reporting unit. We engaged an independent external service provider to assist us in estimating the fair value of each reporting unit. In conducting the DCF valuation, we incorporate the use of projected financial information and a discount rate that are developed using market-participant-based assumptions. The cash-flow projections are based on five-year financial forecasts that include revenue projections, which are based on our business plan and considered industry trends, capital spending trends, and investment in working capital to support anticipated revenue growth. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in our reporting units. We used a discount rate based on our weighted average cost of capital, which was 23.0% for the Driver IC reporting unit and 30.1% and 35.1% for other reporting units as of October 31, 2011 and 21.3% for the Driver IC reporting unit and 30.2% for other reporting units as of October 31, 2012.

In order to determine the reasonableness of the fair values of the reporting units, we performed a reconciliation of the aggregate fair values of the reporting units to our market capitalization based on the quoted market price of our ordinary shares, adjusted for an appropriate control premium. In determining an appropriate control premium, we referenced the FactSet MergerStat database and Standard Industrial Classification (SIC) Code 367X to identify comparable merger and acquisition transactions effected in 2011 and 2012 prior to October 31, 2011. Within the four compared and observed semiconductor industry transactions, the control premiums ranged from 57.9% to 175.3%. The average observed control premium was approximately 94.3%.

Based on our assessment, the estimated fair value of the Driver IC reporting unit exceeded its carrying amount by 7.6% and 54.3% at October 31, 2011 and 2012, respectively and therefore we concluded that goodwill was not impaired in 2011 and 2012. However, our conclusion could change in the future if our quoted market price falls further below our net book value per share or if market conditions change with respect to control premiums paid for companies of our size and business nature.

Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2012 as a result of our acquisition of Spatial Photonics, Inc. during that year. The amount of such goodwill is immaterial.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2010, 2011 and 2012 is as follows:

Year	Balance at Beginning of Year	Additions (Reversal) Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
2010	$679	$3,772	$(3,772)	$679
2011	$679	$(321)	$(280)	$78
2012	$78	$856	$(737)	$197

Income Taxes

According to the ROC Income Tax Act, dividends distributed by a Taiwan company to its foreign shareholders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the ordinary shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by a Taiwan company on its undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC tax imposed on those distributions.

As of December 31, 2011 and 2012, we have not provided for retained earnings tax on the undistributed earnings of approximately $467.7 million and $536.5 million, respectively, of our Taiwanese subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $467.3 million and $514.9 million as of December 31, 2011 and 2012, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

However, a deferred tax liability will be recognized when the Taiwanese company can no longer demonstrate that it plans to reinvest indefinitely these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past four years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2011 and 2012, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $85.6 million and $119.3 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

As part of the process of preparing our consolidated financial statements, our management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes and the amount of tax credits and tax loss carry-forward. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the ability to realize deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance are dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income and tax planning strategies in determining the valuation allowance.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. We have to recognize income tax expenses when the possibility of tax adjustments made by the tax authority is greater than 50% in the future period. Changes in income tax recognition or measurement of previous periods are reflected in the period in which the change in judgment occurs.

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Balance at beginning of year	$8,450	$6,892	$128
Increase related to prior year tax positions	-	-	$658
Decrease related to prior year tax positions	$(2,295)	$(6,759)	-
Increase related to current year tax positions	$133	-	-
Effect of exchange rate change	$604	$(5)	$5
Balance at end of year	$6,892	$128	$791

With the exception of Himax Taiwan, Himax Technologies Korea Ltd. (based in South Korea), or Himax Korea, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances of $31.6 million, $31.9 million and $30.5 million as of December 31, 2010, 2011 and 2012, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. Additional valuation allowances of $3.3 million and $5.8 million as of December 31, 2011 and 2012, respectively, were provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker (CODM) for making operating decisions, allocating resources and assessing performance as the source for determining the Company’s reportable segments.

Our CODM has been identified as the Chief Executive Officer, who regularly reviews operating results to make decisions about allocating resources and assessing performance for us.

Management of the Company has determined that we have two operating segments, Driver IC and Non-driver products, which are also reportable segments.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	79.0	80.2	76.9
Research and development	11.9	12.4	9.6
General and administrative	2.9	2.7	2.3
(Recovery of) bad debt expense	(1.4)	(0.2)	-
Sales and marketing	2.1	2.3	2.1
Total costs and expenses	94.5	97.4	90.9
Operating income	5.5	2.6	9.1
Non-operating income (loss)	-	-	(0.2)
Income tax expense	1.0	1.1	2.1
Net income	4.5	1.5	6.8
Net loss attributable to noncontrolling interests	0.6	0.2	0.2
Net income attributable to Himax stockholders	5.2	1.7	7.0

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 16.5% to $737.3 million in 2012 from $633.0 million in 2011. The growth was a result of increasing sales in all categories of products. This increase was attributable mainly to a 16.6% increase in revenues from sales of display drivers for, mobile handsets and consumer electronics applications to $328.9 million in 2012 from $282.1 million in 2011, primarily as a result of our expanding reach to end customers in China, Korea and the U.S. The increase was also attributable to a 12.9% increase in revenues from display drivers for large-sized applications to $305.2 million in 2012 from $270.4 million in 2011, mainly driven by sales to Chinese customers, which led to a gain in market share and a 28.0% increase in revenues from non-driver products to $103.2 million in 2012 from $80.5 million in 2011. In 2012, our average selling prices increased by 4.6%, primarily as a result of changes in our product mix, and our unit shipments increased by 11.4% as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased by 8.7% to $670.2 million in 2012 from $616.4 million in 2011. As a percentage of revenues, costs and expenses decreased to 90.9% in 2012 compared to 97.4% in 2011.

•	Cost of Revenues. Cost of revenues increased to $566.7 million in 2012 from $507.4 million in 2011. The increase in cost of revenues was due primarily to an 11.4% increase in unit shipments in 2012, as compared to 2011. Inventory write-downs, which are included in cost of revenues, increased to $12.4 million in 2012 from $9.1 million in 2011 primarily due to larger inventory write-downs as a result of unused inventory produced to meet projected customer demand. As a percentage of revenues, cost of revenues decreased to 76.9% in 2012 from 80.2% in 2011. The significant margin improvement is primarily a result of product diversification.

•	Research and Development. Research and development expenses decreased by 10.3% to $70.9 million in 2012 from $79.0 million in 2011. This decrease was primarily attributable to decreases in research and development material expenses and mask and mold expenses. The decrease was partially offset by an increase in salary expenses (including share-based compensation). The increase in salary expenses was due primarily to higher average salaries.

•	General and Administrative. General and administrative expenses increased slightly by 0.3% to $17.1 million in 2012 from $17.1 million in 2011, primarily as a result of increases in salary expenses and welfare expense. The increase was partially offset by a decrease in depreciation expenses. The decrease in depreciation expenses was due primarily to the useful life of prior capitalized items gradually being expired in 2012.

•	Recovery of Bad Debt Expense. We recognized net recoveries of previously considered doubtful accounts from SVA-NEC of nil in 2012 and $1.5 million in 2011.

•	Sales and Marketing. Sales and marketing expenses increased by 7.5% to $15.4 million in 2012 from $14.4 million in 2011, primarily as a result of increases in salary expenses, sample expenses and travelling expenses. The increase in salary expenses was due primarily to higher average salaries.

Non-Operating Income (Loss), net. We had a net non-operating loss of $1.2 million in 2012 compared to net non-operating income of $0.2 million in 2011. We recognized a one-time impairment loss on investment of $1.3 million in 2012. Our foreign currency exchange losses increased to $0.5 million in 2012 from an exchange gain of $0.5 million in 2011, primarily due to the net liability denominated in NT dollars as a result of the stronger NT dollar against the U.S. dollar in 2012. Our other income increased to $0.1 million in 2012 from other losses of $0.4 million in 2011, primarily as a result of a decrease in unrealized losses on conversion options in 2012.

Income Tax Expense. Our income tax expense increased by $8.4 million to $15.7 million in 2012 from $7.3 million in 2011. Our effective income tax rate decreased to 23.9% from 43.4% in 2011. This change in our effective income tax rate was primarily attributable to tax benefits for realized tax losses on investments in subsidiaries due to capital reclassification to offset the accumulated deficit and tax benefits resulting from changes in foreign currency exchange rates.

Net Income. As a result of the foregoing, our net income increased to $50.1 million in 2012 from $9.5 million in 2011 and net income attributable to Himax stockholders increased to $51.6 million in 2012 from $10.7 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues decreased 1.5% to $633.0 million in 2011 from $642.7 million in 2010. This decrease was attributable mainly to a 26.2% decrease in revenues from display drivers for large-sized applications to $270.4 million in 2011 from $366.5 million in 2010 primarily as a result of a significant decrease in sales to Innolux due to the change of purchase policy by Innolux to diversify its display driver supply base in 2011. The decrease was partially offset by a 26.2% increase in revenues from display drivers for mobile handset and consumer electronics applications to $282.1 million in 2011 from $223.6 million in 2010, and a 53.1% increase in revenues from non-driver products to $80.6 million in 2011 from $52.6 million in 2010. Our average selling prices decreased 2.3% in 2011 primarily as a result of the downward pricing pressure from TFT-LCD panel manufacturers in 2011 and changes in our product mix. Such impact on our revenues was partially offset by a 28.1% increase in unit shipments of our display drivers for mobile handset applications, display drivers for consumer electronics applications and other non-driver products, as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased 1.5% to $616.4 million in 2011 from $607.3 million in 2010. As a percentage of revenues, costs and expenses increased to 97.4% in 2011 compared to 94.5% in 2010.

•	Cost of Revenues. Cost of revenues decreased to $507.4 million in 2011 from $507.6 million in 2010. The minor decrease in cost of revenues was due primarily to a 0.80% decrease in average unit cost, partially offset by a 0.77% increase in unit shipments, as compared to 2010. Inventory write-downs, which are included in cost of revenues, decreased slightly to $9.1 million in 2011 from $10.6 million in 2010. As a percentage of revenues, cost of revenues decreased to 80.2% in 2011 from 79.0% in 2010.

•	Research and Development. Research and development expenses increased 3.4% to $79.0 million in 2011 from $76.4 million in 2010. This increase was primarily attributable to increases in salary expenses and outsourcing process expenses. The increase was partially offset by a decrease in research and development material expenses. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses decreased 8.9% to $17.1 million in 2011 from $18.8 million in 2010, primarily as a result of a decrease in depreciation expenses and professional fees. The decrease in depreciation expenses was due primarily to the change of allocation base for the depreciation of our headquarters. The decrease in professional fees was due primarily to decreasing certain expenses relating to our Taiwan listing application with the Taiwan Stock Exchange on its main board and the lawyers’ fees for investment assessment in 2010.

•	Recovery of Bad Debt Expense. We recognized net recoveries of previously considered doubtful accounts from SVA-NEC of $1.5 million in 2011 and $8.8 million in 2010.

•	Sales and Marketing. Sales and marketing expenses increased 8.2% to $14.4 million in 2011 from $13.3 million in 2010, primarily as a result of an increase in salary expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income (Loss), net. We had a net non-operating income of $0.2 million in 2011 compared to net non-operating loss of $64,000 in 2010. Our foreign currency exchange gains increased to $0.5 million in 2011 from an exchange loss of $0.9 million in 2010, primarily for the net liability denominated in NT dollars due to the weaker NT dollar against the U.S. dollar in 2011. Our interest expense increased to $0.5 million from $0.2 million in 2010 because we obtained bank loans in 2011 to fund our investment in subsidiary and dividend distribution. Our other losses increased to $0.4 million in 2011 from other income of $0.5 million in 2010, primarily as a result of unrealized losses on conversion options in 2011.

Income Tax Expense. Our income tax expense increased 17.2% to $7.3 million in 2011 from $6.2 million in 2010. Our effective income tax rate increased from 17.6% in 2010 to 43.4% in 2011. This change in our effective income tax rate was mainly attributable to the increase in taxable income due to the weaker NT dollar against the U.S. dollar in 2011, the additional valuation allowance provided in 2011 to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits, and net operating loss carry-forwards at certain loss-making subsidiaries.

Net Income. As a result of the foregoing, our net income decreased to $9.5 million in 2011 from $29.1 million in 2010 and net income attributable to Himax stockholders decreased to $10.7 million in 2011 from $33.2 million in 2010.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Segment Revenues
Driver IC	$590,057	$552,456	$634,111
Non-Driver Products	$52,635	$80,565	$103,144
Total	$642,692	$633,021	$737,255

Segment Operating Income (loss)
Driver IC	$54,815	$38,401	$83,883
Non-Driver Products	$(19,457)	$(21,793)	$(16,823)
Total	$35,358	$16,608	$67,060

Driver IC Segment

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Segment revenues. Our revenues from the Driver IC segment increased by 14.8% to $634.1 million in 2012 from $552.5 million in 2011. This increase was attributable to a 9.8% increase in our average selling price and a 4.6% increase in unit shipments of our driver IC products.

Segment operating income. Operating income from the Driver IC segment increased to $83.9 million in 2012 from $38.4 million in 2011. This increase was primarily attributable to an increase in revenues and gross profit in 2012 as compared to 2011. As a percentage of segment revenues, segment operating income increased to 13.2% in 2012 from 7.0% in 2011. The increase is a result of the product diversification and more profit contribution generated from certain new products.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Segment revenues. Our revenues from the Driver IC segment decreased by 6.4% to $552.5 million in 2011 from $590.1 million in 2010. This decrease was attributable to a 3.1% decrease in our average selling price and a 3.2% decrease in unit shipments of our driver IC products.

Segment operating income. Operating income from the Driver IC segment decreased to $38.4 million in 2011 from $54.8 million in 2010. This decrease was primarily attributable to a decrease in revenues, partially offset by a 0.9% decrease in average unit cost and a 2.7% decrease in operating expenses, as compared to 2010. As a percentage of segment revenues, segment operating income decreased to 7.0% in 2011 from 9.3% in 2010. This decrease was primarily due to smaller contribution from shipments of large-sized applications.

Non-Driver Products Segment

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Segment revenues. Our revenues from the Non-Driver Products segment increased by 28.0% to $103.2 million in 2012 from $80.6 million in 2011. This increase was attributable mainly to a 67.5% increase in unit shipments of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $16.8 million in 2012 from $21.8 million in 2011. Segment operating loss from Non-Driver Products as a percentage of its segment revenues decreased to 16.3% in 2012 from 27.1% in 2011, primarily due to an increase in shipments of WLO and controllers products and a decrease in research and development material expenses and mask and mold expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Segment revenues. Our revenues from the Non-Driver Products segment increased by 53.1% to $80.6 million in 2011 from $52.6 million in 2010. This increase was attributable mainly to a 54.4% increase in unit shipments of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $21.8 million in 2011 from $19.5 million in 2010. Segment operating loss from Non-Driver Products as a percentage of its segment revenue decreased to 27.1% in 2011 from 37.0% in 2010, primarily due to an increase in shipments of CMOS products. This increase was attributable to a 31.8% increase in operating expenses, partially offset by an increase in revenues and a 2.1% decrease in average unit cost, as compared to 2010. This increase in operating expenses was primarily attributable to increases in salary expenses and outsourcing process expenses for research and development.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. We have historically been able to meet our cash requirements through cash flow from operations.

As of December 31, 2012, we had total current assets of $567.1 million, total current liabilities of $242.1 million and cash and cash equivalents of $138.7 million. As of December 31, 2012, we had total short-term debt of $73.0 million with equal amount of cash and time deposits as collateral and did not have any outstanding long-term borrowings as of December 31, 2012. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by operating activities	$57,631	$43,448	$52,167
Net cash used in investing activities	(17,599)	(10,197)	(695)
Net cash used in financing activities	(54,195)	(24,015)	(18,931)
Net increase (decrease) in cash and cash equivalents	(14,082)	9,322	32,573
Cash and cash equivalents at beginning of period	110,924	96,842	106,164
Cash and cash equivalents at end of period	96,842	106,164	138,737

Operating Activities. Net cash provided by operating activities in 2012 was $52.2 million compared to $43.4 million in 2011. This increase in net cash provided by operating activities in 2012 was due primarily to an increase in cash collected from customers in 2012 compared to 2011 and a decrease in cash paid for income tax in 2012 compared to 2011, partially offset by an increase in cash used for raw materials, assembly and testing process fees in 2012 compared to 2011.Net cash provided by operating activities in 2011 was $43.4 million compared to $57.6 million in 2010. This decrease in net cash provided by operating activities in 2011 was due primarily to a decrease in cash collected from customers in 2011 compared to 2010, an increase in cash used in 2011 to pay for operating expense and a decrease in recovery of accounts receivable previously written off in 2011, partially offset by a decrease in cash used for raw materials, assembly and testing process fees in 2011 compared to 2010.

Investing Activities.Net cash used in investing activities in 2012 was $0.7 million compared to $10.2 million in 2011. This decrease in net cash used in investing activities in 2012 was due primarily to a decrease in cash used for property and equipment in 2012 compared to 2011.Net cash used in investing activities in 2011 was $10.2 million compared to $17.6 million in 2010. This decrease in net cash used in investing activities in 2011 was due primarily to a decrease in purchasing of investment securities and available-for-sale marketable securities and partially offset by an increase in cash used for property and equipment in 2011 compared to 2010.

Financing Activities. Net cash used in financing activities in 2012 was $18.9 million compared to $24.0 million in 2011. This decrease was due primarily to a decrease in distribution of cash dividends and partially offset by an increase in payments to repurchase ordinary shares.Net cash used in financing activities in 2011 was $24.0 million compared to $54.2 million in 2010. This change was due primarily to a decrease in payments to acquire ordinary shares and a decrease in distribution of cash dividends.

Our liquidity could be negatively impacted by a decrease in demand for our products that are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. In addition, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extensions in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results. Our subsidiaries’ ability to distribute dividends and other payments to us may be limited by ROC regulations. See “Risk Factors — Risks Related to Our Holding Company Structure — Our ability to receive dividends and other payments or funds from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.”

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $7.2 million, $18.9 million and $6.6 million in 2010, 2011 and 2012, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2010, 2011 and 2012, we incurred research and development expenses of $76.4 million, $79.0 million and $70.9 million, respectively, representing 11.9%, 12.4% and 9.6% of our revenues, respectively.

5.D. Trend Information

LED TVs, 3D TVs, smartphones and tablet PCs are the major themes for large, small and medium-sized panels. There will be more and more similar products on the market. In 2011, we lost share in large panel drivers because one of our major customers continued to diversify their driver IC supply base. However, benefiting from the growth in the market in China, where most of the new buildings of panel capacity took place, we gained share in the large panel sector and grew our large panel driver IC sales in 2012. In addition, we also benefited from our gains in small and medium-sized panels, especially in smartphone and tablet applications. Excluding feature phone sales, our small and medium-sized drivers grew over 50% year over year. We were able to achieve such strong performance in this area in 2012 because we were able to expand our reach to end customers across China, Korea and the U.S. However, continued growth momentum in the smart phone market has attracted more competitors to this segment. Increased competition in the smart phone segment may result in pricing pressure and loss of market share.

We also see the demand from our customers for high-resolution displays of all sizes of TFT-LCD panels to provide better user experiences. As a leading player with a track record with top global brands in display driver ICs, we are well-positioned to benefit from this trend in resolution upgrades. We have worked closely with panel partners and also tier-one brand customers to develop next-generation high-resolution mobile devices.

We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio. Our non-driver products delivered the strongest growth last year owing to many new product launches and project wins. We expect that our non-driver businesses will continue to account for an increasing percentage of our sales.

The potential expansion plans for next generation fabs in China proposed by several TFT-LCD panel manufacturers might significantly increase the output of TFT-LCD panels if all of the plans are implemented in the following years. Although these capacity expansions offer attractive new driver business opportunities, they might also cause over-supply for TFT-LCD panels at the same time. In addition, as new China panel makers have continued to expand their capacity, their bargaining power will increase due to their larger size and result in more ASP pressure.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance-Sheet Arrangements

As of December 31, 2012, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2012, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	5,009	1,898	1,380	552	1,179
Purchase obligations(1)	157,626	157,626	-	-	-
Other obligations(2)	1,817	755	804	258	-
Total	164,452	160,279	2,184	810	1,179

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

	(2)	Includes obligations under license agreements and donations for laboratory commitments.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2010, 2011 and 2012, rental expenses for operating leases amounted to $1.2 million, $1.2 million and $1.8 million, respectively. The lease arrangements will expire gradually from 2014 to 2017. As of December 31, 2012, we agreed to make future minimum lease payments of $1.7 million, $0.8 million, $0.2 million, $0.1 million and $65,000 in 2013, 2014, 2015, 2016 and 2017, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2012, the remaining commitments under such contracts were $13.9 million. These outstanding contracts had a total contract value of $15.1 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2012, our contractual obligations pursuant to such arrangements amounted to approximately $121.0 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2012 were $1.8 million compared to $1.8 million and $1.5 million in 2011 and 2010, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2012 were $2.0 million compared to $1.9 million and $1.7 million in 2011 and 2010, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of the consumer price index in Taiwan was 1.0%,1.4% and 1.9% in 2010, 2011 and 2012, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2013. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	55	Chairman of the Board
Jordan Wu	52	President, Chief Executive Officer and Director
Tien-Jen Lin	50	Director
Chih-Chung Tsai	57	Director, Chief Technology Officer, Senior Vice President
Dr. Yan-Kuin Su	64	Director
Yuan-Chuan Horng	61	Director
Hsiung-Ku Chen	61	Director
Jackie Chang	53	Chief Financial Officer
Norman Hung	55	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan. Dr. Wu also served as the vice chairman of the board of directors of CMO prior to its merger with the predecessor of Innolux and TPO. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd., a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president, chief executive officer and director. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position which he held since April 2003. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Tien-Jen Lin is our director. Mr. Lin is the Special Assistant to the General Manager of Innolux. Mr. Lin has extensive experience and broad knowledge in the TFT-LCD industry. Prior to his current position, he has held various positions in the field of TFT-LCD panel product design and market development. Mr. Lin holds a B.S. degree and an M.S. degree in electrical engineering from National Taiwan University.

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

Dr. Yan-Kuin Su is our director. He is currently the president of Kun Shan University and also a professor in the Department of Electrical Engineering, National Cheng Kung University since 1983. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

Yuan-Chuan Horng is our director. He has been the assistant vice president of the Finance Division of China Steel Corporation since October 2011. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng was the general manager of the Finance Department of China Steel Corporation, a position which he held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Hsiung-Ku Chen is our director. He has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen specializes in areas including Thin Film Transistor Technology, Liquid Crystal Display Technology, IC Process Technology and Patent Laws and Regulations, etc. He has dedicated himself to the researching and performing practice of the TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director and special assistant of the director’s office in the Electronics Research & Service Organization of the Industrial Technology Research Institute for over 20 years and was the leader of many research projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve as a supervisor of Himax Technologies Limited from April 2003 to December 2003 and as a director from December 2003 to October 2005. Dr. Chen was also the Special Assistant of the CEO Office at Etron Technology, Inc. from 2005 to 2007. Currently, Dr. Chen serves as consultants in various organizations, including Color Display Industry Promotion Office and the Intellectual Property Innovation Corporation.

Other Executive Officers

Jackie Chang is our chief financial officer. Before joining Himax, Ms. Chang served as the CFO of Castlink Corporation and Tongxing International, as well as the VP of Finance and Operations for PlayHut, Inc. Prior to joining PlayHut, Ms. Chang was General Manager -Treasury Control for Nissan North America. She held several positions in Nissan North America from 1994 to 2006 including finance, treasury planning, operations and accounting. She worked at Nissan JV in China from 2003 to 2006, where she implemented IFRS and SAP successfully. She holds a BBA in accounting from the National Chung-Hsing University in Taiwan and an MBA in Finance from Memphis State University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our executive officers was approximately $0.7 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.4 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our independent directors was approximately $120,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs that we granted in 2012 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares as of August 10, 2009. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	140,717	70,358	211,076
Jordan Wu	140,717	70,358	211,076
Tien-Jen Lin	-	-	-
Chih-Chung Tsai	140,717	70,358	211,076
Hsiung-Ku Chen	-	-	-
Dr. Yan-Kuin Su	-	-	-
Yuan-Chuan Horng	-	-	-
Jackie Chang	48,757	24,378	73,136
Norman Hung	75,469	37,734	113,204

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

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng, Hsiung-Ku Chen and Dr. Yan-Kuin Su. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su, Hsiung-Ku Chen and Tien-Jen Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Hsiung-Ku Chen, Dr. Yan-Kuin Su and Tien-Jen Lin. We intend to follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules which requires that nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, each of our directors holds office until a successor has been duly elected or appointed, except where any director was appointed by the board of directors to fill a vacancy on the board of directors or as an addition to the existing board, such director shall hold office until the next annual general meeting of shareholders at which time such director is eligible for re-election. Our directors are subject to periodic retirement and re-election by shareholders in accordance with our articles of association, resulting in their retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors are subject to retirement by rotation, or if their number is not a multiple of three, the number nearest to one-third but not exceeding one-third shall retire from office. Any retiring director is eligible for re-election. The chairman of our board of directors and/or the managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Under our articles of association, which director will retire at each annual general meeting will be determined as follows: (i) any director who wishes to retire and not offer himself for re-election, (ii) if no director wishes to retire, the director who has been longest in office since his last re-election or appointment, and (iii) if two or more directors have served on the board the longest, then as agreed among the directors themselves or as determined by lot.

6.D. Employees

As of December 31, 2010, 2011 and 2012, we had 1,341, 1,423 and 1,431 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2012:

Function	Number
Research and development(1)	870
Engineering and manufacturing(2)	206
Sales and marketing(3)	247
General and administrative	108
Total	1,431

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

	(3)	Includes field application engineers.

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

Number of Authorized Shares. We have authorized a maximum issuance of 36,153,854 shares in the 2005 plan and 20,000,000 shares in the 2011 plan. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “—Restricted Share Units.”

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

The exercise price for each option will be:

•	based on 100% of the fair market value of the shares on the date of grant;

•	set at a premium to the fair market value of the shares on the date of grant; or

•	indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

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

Generally, restricted share units will become freely transferable after all conditions and restrictions applicable to such shares have been satisfied or lapse and restricted share units will be paid in cash, shares or a combination of the two, as determined by the committee.

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

We made grants of 5,522,279 RSUs to our employees on September 26, 2012. The vesting schedule for such RSU grants is as follows: 58.36% of the RSU grants vested immediately and was settled by cash in the amount of $6.3 million on the grant date, with the remainder vesting equally on each of September 30, 2013, 2014 and 2015, which will be settled by our ordinary shares, subject to certain forfeiture events.

Dividend Equivalents. Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the committee, provided that unvested RSUs are currently not entitled to dividend equivalents. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2013, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,049,528	20.9%
Jordan Wu	28,110,756	8.3%
Tien-Jen Lin	-	-
Chih-Chung Tsai	7,065,902	2.1%
Hsiung-Ku Chen	-	-
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Jackie Chang	-	-
Norman Hung	397,122	0.1%

 None of our directors or executive officers has voting rights different from those of other shareholders.

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

As of March 31, 2013, 339,149,508 of our shares were outstanding. We believe that, of such shares, 147,463,282 shares in the form of ADSs were held by approximately 13,077 holders in the United States as of March 31, 2013.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2013, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,049,528	20.9%
Innolux(2)	50,799,506	15.0%
Jordan Wu(3)	28,110,756	8.3%
Dalton Investment LLC(4)	20,618,718	6.1%
All directors and executive officers as a group	107,539,412	31.7%

Note:	(1)	Dr. Biing-Seng Wu beneficially owns 46,365,451 ordinary shares and 23,529,677 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd, respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu, and may be deemed to beneficially own 1,154,400 shares held by certain of his children. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,049,528 ordinary shares, representing approximately 20.9% of the outstanding ordinary shares.

(2)	Innolux directly owns 1,154,448 ordinary shares and beneficially owns 49,645,058 ordinary shares through its wholly owned British Virgin Islands subsidiary, Leadtek Global Group Limited. As of March 31, 2013, Innolux also beneficially owns an equity interest of approximately 3.3% in our subsidiary Himax Media Solutions.

(3)	Jordan Wu beneficially owns 22,662,426 ordinary shares and 4,780,730 ordinary shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu, and may be deemed to beneficially own 667,600 shares held by certain of his children. Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,110,756 ordinary shares, representing approximately 8.3% of the outstanding ordinary shares.

(4)	According to the amendment to the Schedule 13G filed with the SEC on February 14, 2013, Dalton Investment LLC, together with its affiliates, beneficially owned 20,618,718 of our shares, some or all of which may include shares represented by our ADS, as of December 31, 2012. We do not have further information with respect to any changes in Dalton Investment LLC’s beneficial ownership of our shares subsequent to December 31, 2012.

We have a close relationship with Innolux, one of our major shareholders and a leading TFT-LCD panel manufacturer based in Taiwan and listed on the Taiwan Stock Exchange. Innolux’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Innolux was formerly known as Innolux and is the surviving entity following the completion of the merger of CMO, Innolux, and TPO on March 18, 2010. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were former employees of CMO. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation, and Innolux currently is one of our largest shareholders. Innolux or CMO has also been our largest customer since our inception. In 2012, sales to Innolux(together with its affiliates)accounted for 34.2% of our revenues. Certain of our directors also held or hold key management positions at Innolux or CMO or its affiliates prior to the merger. Mr. Tien-Jen Lin, our director, served as the Special Assistant to the General Manager at Innolux. Prior to the merger, Mr. Jung-Chun Lin, our former director, was the senior vice president of finance and administration of CMO and Dr. Biing-Seng Wu, our chairman, was the vice chairman of the board of directors of CMO. After the merger, Mr. Jung-Chun Lin and Dr. Biing-Seng Wu no longer hold positions in Innolux. We also have entered into various transactions with Innolux, or CMO prior to the merger, and its affiliates as further described below.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Innolux and Related Companies

Innolux

We sold display drivers to Innolux. We generated net sales to Innolux in the amount of $56.2 million in 2012. Our receivables from such sales were $17.3 million as of December 31, 2012.

We lease office space, facilities and inventory locations from Innolux and certain of its subsidiaries. Rent and utility expenses resulting from such leases in 2012 were $0.8 million. The related payables as of December 31, 2012 were $0.2 million. As of December 31, 2012, we agreed to make future minimum lease payments of $2.1 million in aggregate under non-cancelable operating leases with these related parties.

In 2012, we purchased consumable and miscellaneous items amounting to $31,000 from Innolux and other related parties. The related payables as of December 31, 2012 were nil.

CMO-NingBo

CMO-NingBo is a subsidiary of Innolux. We sell display drivers to CMO-NingBo. We generated net sales to CMO-NingBo in the amount of $93.7 million in 2012. Our receivables from such sales were $31.4 million as of December 31, 2012.

CMO-NanHai

CMO-NanHai is a subsidiary of Innolux. We sell display drivers to CMO-NanHai. We generated net sales to CMO-NanHai in the amount of $63.4 million in 2012. Our receivables from such sales were $13.4 million as of December 31, 2012.

NingBo Chi Hsin Electronics Ltd.

NingBo Chi Hsin Electronics Ltd., or Chi Hsin-NingBo, is a subsidiary of Innolux. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-NingBo. We generated net sales to Chi Hsin-NingBo in the amount of $12.6 million in 2012. Our receivables from such sales were $3.2 million as of December 31, 2012.

NingBo Chi Mei Electronics Ltd.

NingBo Chi Mei Electronics Ltd., or CME-NingBo, is a subsidiary of Innolux. We sell display drivers for large-sized applications to CME-NingBo. We generated net sales to CME-NingBo in the amount of $21.7 million in 2012, and our receivables from these sales were approximately $5.9 million as of December 31, 2012.

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

8.A.7. Litigation

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. However, as of the date of this annual report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);

•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;

•	dividends for preferred shares, if any; and

•	cash or stock bonus to employees (in an amount no more than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount no more than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if Himax Taiwan does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2008	6.29	1.00	590.1
2009	3.97	1.32	529.6
2010	3.28	2.00	297.0
2011	2.69	0.97	293.1
First quarter	2.69	2.17	240.7
Second quarter	2.56	1.71	140.9
Third quarter	2.20	1.10	241.7
Fourth quarter	1.20	0.97	548.4
2012	2.46	0.99	337.3
First quarter	2.34	0.99	639.1
Second quarter	2.45	1.75	298.4
Third quarter	2.10	1.47	151.2
Fourth quarter	2.46	1.77	265.1
October	2.07	1.77	171.7
November	2.45	1.82	368.6
December	2.46	2.25	254.4
2013
First quarter	5.45	2.40	1,921.1
January	3.25	2.40	869.5
February	3.23	2.74	456.3
March	5.45	3.15	4,416.8
April (through April 26)	6.63	5.00	4,904.4

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

At our annual general meeting on August 6, 2009, our shareholders adopted the Second Amended and Restated Memorandum and Articles of Association, which became effective on August 10, 2009 and were filed as exhibits to our current report on Form 6-K with the SEC on July 13, 2009. These were adopted primarily in connection with our proposed Taiwan listing to meet the Taiwan Stock Exchange’s primary listing requirement concerning protection of material shareholders’ rights under the ROC’s Company Act and Securities Exchange Act. At the same time, our shareholders also adopted the Third Amended and Restated Memorandum and Articles of Association, which were filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2009 with the SEC on June 3, 2010 and are substantially the same as the Amended and Restated Memorandum and Articles of Association of our company except that our authorized share capital is stated to be $300,000,000 divided into 1,000,000,000 shares of nominal or par value of $0.3 each, on the condition that it shall become effective if the application made by our company to list its ordinary shares on the Taiwan Stock Exchange is rejected or aborted. On May 20, 2010, the Third Amended and Restated Memorandum and Articles of Association became effective as a result of the termination of our primary listing application to the Taiwan Stock Exchange.

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

10.C. Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see “Item 4A. History and Development of the Company” for more information on our subsidiary, Himax Display, which acquired all of the outstanding shares of capital stock of Spatial Photonics in exchange for a certain number of common stock of Himax Display.

10.D. Exchange Controls

We have extracted from publicly available documents the information presented in this section. The information below may be applicable because our wholly owned operating subsidiary, Himax Taiwan, is incorporated in the ROC. Please note that citizens of the PRC and entities organized in the PRC are subject to special ROC laws, rules and regulations, which are not discussed in this section.

The ROC’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Central Bank of the ROC. There is an annual limit on the amount of currency a Taiwanese entity may convert into, or out of, NT dollars other than for trade purposes. Current regulations favor trade-related foreign exchange transactions.

With regard to inward and outward remittances, approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $50 million (or its equivalent) for companies and $5 million (or its equivalent) for Taiwanese and resident foreign individuals. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to $100,000 per remittance if required documentation is provided to the ROC authorities. This limit applies only to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not address any aspect of the “Medicare contributions tax” on “net investment income.” In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal tax purposes, a beneficial owner of ordinary shares or ADSs and is: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder of ADSs will be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferred rates of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the availability of the preferential tax rates for dividends received by certain non-corporate U.S. Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Distributions

Distributions received by U.S. Holders with respect to the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. We do not to maintain records of earnings and profits in accordance with U.S. federal income tax principles, and therefore it is expected that distributions will generally be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depository’s) receipt of the dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate holders may be taxable at preferential tax rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NASDAQ Global Select Market, where our ADSs are traded. Our ordinary shares are not traded on a securities market in the United States. Non-corporate U.S. Holders of our ordinary shares or ADSs should consult their tax advisers regarding their eligibility for taxation at such preferential rates and whether they are subject to any special rules that limit their ability to be taxed at such preferential rates. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Sale and Other Disposition of Ordinary Shares or ADSs

A U.S. Holder will generally recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of ordinary shares or ADSs, which will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. Long-term capital gains of certain non-corporate U.S. Holders may be taxable at preferential rates. The amount of gain or loss will be equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2012.

In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash). If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary’s assets and receiving its proportionate share of the 25%-owned subsidiary’s income. As PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (and the value of our assets may be determined, in part, based on the market price of our shares and ADSs, which may fluctuate considerably from time to time given that market prices of certain technology companies historically have been volatile), there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including a pledge) of ordinary shares or ADSs by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax attributable to such allocated amounts. Similar rules would apply to any distribution in respect of ordinary shares or ADSs to the extent in excess of 125% of the average of the annual distributions on ordinary shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment of the ADSs). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the preferential tax rates discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

In addition, if U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder may be required to file certain information reports, containing such information as the U.S. Treasury may require.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates is primarily the interest income generated by our cash deposited with banks. In addition, we are exposed to interest rate risks related to bank borrowings with equal amounts of cash and time deposits pledged as collateral for the debt.

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2012, more than 99.0% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2012, approximately 64% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2012, no foreign currency exchange contracts are outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Payable by ADS Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for the issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or custodian have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Fees and Other Payments from the Depositary to Us

In June 2012, we received a payment of $0.4 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

•	legal, audit and other fees incurred in connection with preparation of Form 20-F and annual reports and ongoing SEC compliance and listing requirements;

•	director and officer insurance;

•	stock exchange listing fees;

•	non-deal roadshow expenses;

•	costs incurred by financial printer and share certificate printer;

•	postage for communications to ADR holders;

•	costs of retaining third-party public relations, investor relations and/or corporate communications advisory firms in the U.S.; and

•	costs incurred in connection with participation in retail investor shows and capital markets days.

Appointment of New Depositary Bank

On May 29, 2012, we appointed The Bank of New York Mellon as our new American depositary receipt bank. Effective the same day, our ADR program was officially transferred to The Bank of New York Mellon and the contract is to last for ten years.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures are effective.

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2013

Changes in Internal Control over Financial Reporting

In 2012, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our board of directors has determined that Yuan-Chuan Horng is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the Nasdaq Rules and Rule 10A-3 of the Exchange Act.

16.B. Code of Ethics

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

Himax Technologies, Inc.
Human Resources Department
No. 26, Zih Lian Road, Tree Valley Park
Sinshih District, Tainan City 74148

Taiwan, Republic of China

16.C. Principal Accountant Fees and Services

KPMG, our independent registered public accounting firm, began serving as our auditor upon the formation of our company in 2001.

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services.

We paid the following fees for professional services to KPMG for the years ended December 31, 2011 and 2012.

	Year ended December 31,
Services	2011	2012
Audit Fees(1)	$716,000	$735,000
All Other Fees(2)	14,000	4,000
Tax Fees(3)	-	2,000
Total	$730,000	$741,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

	(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports.

	(3)	Tax Fees. This category consists of fees for general tax planning and advice.

16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board of directors and to the extent that the articles do not prohibit treasury shares. Therefore, we would hold the treasury shares for future employees awards.

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2013, we had repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the two share buyback programs for each of the specified periods.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2012 Share Buyback Program:
January 3, 2012 to January 31, 2012	2,451,652	$1.31	6,218,862	$17,185,592
February 1, 2012 to February 27, 2012	1,873,787	$1.61	8,092,649	$14,172,391
March 6, 2012 to March 30, 2012	186,345	$1.75	8,278,994	$13,847,214
April 3, 2012 to April 25, 2012	120,968	$1.96	8,399,962	$13,610,673
May 7, 2012 to May 31, 2012	83,839	$1.99	8,483,801	$13,444,651
June 1, 2012 to June 28, 2012	399,340	$1.86	8,883,141	$12,703,233
July 12, 2012 to July 31, 2012	169,188	$1.55	9,052,329	$12,442,204
August 1, 2012 to August 29, 2012	45,416	$1.72	9,097,745	$12,364,315
September 4, 2012 to September 26, 2012	48,276	$1.92	9,146,021	$12,272,014
October 1, 2012 to October 25, 2012	228,759	$1.94	9,374,780	$11,830,123
November 1, 2012 to November 13, 2012	113,876	$1.94	9,488,656	$11,609,979

16.F. Chang in Registrant’s Certified Accountant

Not applicable.

16.G. Corporate Governance

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules are summarized as follows:

•	We follow home country practice that permits our board of directors to have less than a majority of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors.

•	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

•	We follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors.

•	We follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules that requires the nominations committees of U.S. companies to be comprised solely of independent directors.

16.H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 26, 2013.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2011 and 2012.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(d) Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(e) Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(g) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form
20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)
2.3	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as depositary, and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (file no. 333-181416) filed with the Securities and Exchange Commission on May 15, 2012.)
4.1	Himax Technologies, Inc. 2005 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)
4.2*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh.
8.1	List of Subsidiaries.
12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

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

Date: April 30, 2013

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2010, 2011 and 2012

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2013

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2012

(in thousands of US dollars)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$106,164	138,737
Investments in marketable securities available-for-sale	165	172
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $15,888 and $16,090 at December 31, 2011 and 2012, respectively	101,280	135,747
Accounts receivable from related parties, less allowance for sales returns and discounts of $83 and $174 at December 31, 2011 and 2012, respectively	79,833	73,258
Inventories	112,985	116,671
Deferred income taxes	16,217	15,374
Restricted cash, cash equivalents and marketable securities	84,200	74,100
Prepaid expenses and other current assets	14,865	13,029
Total current assets	515,709	567,088

Investment securities, including securities measured at fair value of $5,080 and nil at December 31, 2011 and 2012	24,506	12,688
Equity method investments	439	283
Property, plant and equipment, net	57,150	52,609
Deferred income taxes	13,649	4,303
Goodwill	26,846	28,138
Other intangible assets, net	4,494	8,143
Restricted marketable securities	1,266	173
Other assets	919	1,173
	129,269	107,510
Total assets	$644,978	674,598

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2011 and 2012

(in thousands of US dollars, except share and per share data)

	December 31,
	2011	2012
Liabilities and Equity
Current liabilities:
Short-term debt	$84,200	73,000
Accounts payable	134,353	135,546
Income taxes payable	3,644	9,766
Deferred income taxes	-	80
Other accrued expenses and other current liabilities	23,163	23,725
Total current liabilities	245,360	242,117
Income taxes payable	-	591
Accrued pension liabilities	319	242
Deferred income taxes	836	409
Other liabilities	3,405	3,081
Total liabilities	249,920	246,440

Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 349,279,556 shares and 339,149,508 shares outstanding at December 31, 2011 and December 31, 2012, respectively	107,010	107,010
Additional paid-in capital	103,051	104,911
Treasury shares, at cost (7,419,926 shares and 17,549,974 shares at December 31, 2011 and December 31, 2012, respectively)	(4,502)	(12,469)
Accumulated other comprehensive income (loss)	166	(137)
Unappropriated retained earnings	187,712	228,628
Total Himax Technologies, Inc. stockholders’ equity	393,437	427,943
Noncontrolling interests	1,621	215
Total equity	395,058	428,158
Commitments and contingencies
Total liabilities and equity	$644,978	674,598

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2010	2011	2012

Revenues:
Revenues from third parties, net	$304,068	374,788	485,281
Revenues from related parties, net	338,624	258,233	251,974
Total revenues	642,692	633,021	737,255

Costs and expenses:
Cost of revenues	507,647	507,449	566,700
Research and development	76,426	79,042	70,913
General and administrative	18,770	17,095	17,139
Recovery of bad debt expense	(8,788)	(1,541)	-
Sales and marketing	13,279	14,368	15,443
Total costs and expenses	607,334	616,413	670,195

Operating income	35,358	16,608	67,060

Non operating income (loss):
Interest income	607	556	317
Gains on sale of marketable securities, net	296	350	648
Equity in losses of equity method investees	(410)	(349)	(128)
Impairment loss on investments	-	-	(1,299)
Foreign currency exchange gains (losses), net	(899)	466	(452)
Interest expense	(182)	(455)	(352)
Other income (loss), net	524	(368)	92
	(64)	200	(1,174)
Earnings before income taxes	35,294	16,808	65,886
Income tax expense	6,228	7,301	15,748
Net income	29,066	9,507	50,138
Net loss attributable to noncontrolling interests	4,140	1,199	1,458
Net income attributable to Himax Technologies, Inc. stockholders	$33,206	10,706	51,596

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.09	0.03	0.15
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.09	0.03	0.15
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.19	0.06	0.30
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.19	0.06	0.30

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars)

	Year Ended December 31,
	2010		2011		2012

Net income	$-	29,066	-	9,507	-	50,138
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	1,511	-	(305)	-	59	-
Reclassification adjustment for realized losses (gains) included in net income	(296)	1,215	(350)	(655)	(648)	(589)
Foreign currency translation adjustments, net of tax of nil		210		128		50
Net unrecognized actuarial gain (loss), net of tax of $(54), $(125) and $8 in 2010, 2011 and 2012, respectively		(203)		(573)		233
Comprehensive income		30,288		8,407		49,832
Comprehensive loss attributable to noncontrolling interests		4,118		1,261		1,461
Comprehensive income attributable to Himax Technologies, Inc. stockholders		$34,406		9,668		51,293

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional	Treasury shares		Accumulated other	Unappropriated	Total Himax Technologies, Inc.
	Shares	Amount	paid-in capital	Shares	Amount	comprehensive income (loss)	retained earnings	stockholders’ equity	Noncontrolling interests	Total Equity

Balance at January 1, 2010	358,012	107,404	102,924	-	-	4	209,121	419,453	4,619	424,072
Shares acquisition	-	-	-	(7,708)	(10,755)	-	-	(10,755)	-	(10,755)
Shares retirement	(7,708)	(2,312)	(8,443)	7,708	10,755	-	-	-	-	-
Restricted stock vested	3,539	1,061	(1,061)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	6,219	-	-	-	-	6,219	92	6,311
New shares issued by subsidiary	-	-	-	-	-	-	-	-	353	353
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	652	-	-	-	-	652	152	804
Net unrecognized actuarial loss, net of tax of $(54)	-	-	-	-	-	(201)	-	(201)	(2)	(203)
Unrealized holding gains on available-for-sale marketable securities	-	-	-	-	-	1,193	-	1,193	22	1,215
Foreign currency translation adjustments	-	-	-	-	-	208	-	208	2	210
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	-	(44,097)	(44,097)	-	(44,097)
Net income (loss)	-	-	-	-	-	-	33,206	33,206	(4,140)	29,066
Balance at December 31, 2010	353,843	106,153	100,291	-	-	1,204	198,230	405,878	1,098	406,976

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional	Treasury shares		Accumulated other	Unappropriated	Total Himax Technologies, Inc.
	Shares	Amount	paid-in capital	Shares	Amount	comprehensive income (loss)	retained earnings	stockholders’ equity	Noncontrolling interests	Total Equity

Shares acquisition	-	-	-	(7,534)	(4,627)	-	-	(4,627)	-	(4,627)
Shares retirement	(114)	(34)	(91)	114	125	-	-	-	-	-
Restricted stock vested	2,971	891	(891)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	4,124	-	-	-	-	4,124	66	4,190
New shares issued by subsidiary	-	-	-	-	-	-	-	-	53	53
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(382)	-	-	-	-	(382)	1,665	1,283
Net unrecognized actuarial loss, net of tax of $(125)	-	-	-	-	-	(546)	-	(546)	(27)	(573)
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	-	(620)	-	(620)	(35)	(655)
Foreign currency translation adjustments	-	-	-	-	-	128	-	128	-	128
Declaration of cash dividends, $0.060 per share	-	-	-	-	-	-	(21,224)	(21,224)	-	(21,224)
Net income (loss)	-	-	-	-	-	-	10,706	10,706	(1,199)	9,507
Balance at December 31, 2011	356,700	$107,010	103,051	(7,420)	(4,502)	166	187,712	393,437	1,621	395,058

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional	Treasury shares		Accumulated other	Unappropriated	Total Himax Technologies, Inc.
	Shares	Amount	paid-in capital	Shares	Amount	comprehensive income (loss)	retained earnings	stockholders’ equity	Noncontrolling interests	Total Equity

Shares acquisition	-	-	-	(11,443)	(8,886)	-	-	(8,886)	-	(8,886)
Restricted stock vested	-	-	(919)	1,313	919	-	-	-	-	-
Share-based compensation expenses	-	-	1,936	-	-	-	-	1,936	-	1,936
New shares issued by subsidiary	-	-	342	-	-	-	-	342	23	365
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	501	-	-	-	-	501	32	533
Net unrecognized actuarial gain (loss), net of tax of $8	-	-	-	-	-	234	-	234	(1)	233
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	-	(589)	-	(589)	-	(589)
Foreign currency translation adjustments	-	-	-	-	-	52	-	52	(2)	50
Declaration of cash dividends, $0.032 per share	-	-	-	-	-	-	(10,680)	(10,680)	-	(10,680)
Net income (loss)	-	-	-	-	-	-	51,596	51,596	(1,458)	50,138
Balance at December 31, 2012	356,700	$107,010	104,911	(17,550)	(12,469)	(137)	228,628	427,943	215	428,158

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars)

	Year Ended December 31,
	2010	2011	2012

Cash flows from operating activities:
Net income	$29,066	9,507	50,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,626	12,795	13,299
Share-based compensation expenses	6,311	4,190	1,936
Loss on disposal of property and equipment	34	121	36
Gain on disposal of equity method investment	-	(313)	-
Gain on disposal of marketable securities, net	(296)	(350)	(648)
Unrealized loss (gain) on conversion option	(320)	934	(28)
Interest income from amortization of discount on investment in corporate bonds	(52)	(170)	(101)
Impairment loss on investment	-	-	1,299
Equity in losses of equity method investees	410	349	128
Deferred income tax expense	4,481	6,492	8,851
Inventories write downs	10,557	9,138	12,418
Changes in operating assets and liabilities:
Accounts receivable	(14,782)	(21,068)	(34,467)
Accounts receivable from related parties	41,306	16,181	6,591
Inventories	(60,777)	(4,135)	(16,104)
Prepaid expenses and other current assets	(1,590)	951	1,421
Accounts payable	27,843	18,431	1,192
Income taxes payable	(5,793)	(5,616)	6,711
Other accrued expenses and other current liabilities	4,767	(2,092)	(172)
Other liabilities	2,840	(1,897)	(333)
Net cash provided by operating activities	57,631	43,448	52,167
Cash flows from investing activities:
Purchase of property and equipment	(7,172)	(18,859)	(6,560)
Proceeds from disposal of property and equipment	-	7	1
Purchase of available-for-sale marketable securities	(34,976)	(17,490)	(19,609)
Disposal of available-for-sale marketable securities	33,443	25,834	25,043
Disposal of equity method investment	-	371	-
Purchase of investment securities	(7,524)	-	(3)
Purchase of equity method investments	(906)	-	-
Refund from (increase in) refundable deposits	298	34	(106)
Decrease (increase) in other assets	(684)	-	-
Pledge of restricted cash, cash equivalents and marketable securities	(78)	(94)	(7)
Cash acquired in acquisition	-	-	546
Net cash used in investing activities	(17,599)	(10,197)	(695)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2010, 2011 and 2012

(in thousands of US dollars)

	Year Ended December 31,
	2010	2011	2012

Cash flows from financing activities:
Distribution of cash dividends	$(44,097)	(21,224)	(10,680)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	1,011	17	97
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	3,224	436
Purchase of subsidiary shares from noncontrolling interests	(207)	(1,958)	(14)
Release (pledge) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(57,500)	(26,700)	11,200
Proceeds from issuance of new shares by subsidiaries	353	53	116
Payments to repurchase ordinary shares	(10,755)	(4,627)	(8,886)
Proceeds from borrowing of short-term debt	217,000	277,200	304,000
Repayment of short-term debt	(160,000)	(250,000)	(315,200)
Net cash used in financing activities	(54,195)	(24,015)	(18,931)
Effect of foreign currency exchange rate changes on cash and cash equivalents	81	86	32
Net increase (decrease) in cash and cash equivalents	(14,082)	9,322	32,573
Cash and cash equivalents at beginning of year	110,924	96,842	106,164
Cash and cash equivalents at end of year	$96,842	106,164	138,737
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$170	490	352
Income taxes	$8,329	6,326	456
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition	$-	-	270

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2011 and 2012

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2011	2012

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	Sales	South Korea	100.00%	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	88.02%	81.53%
Integrated Microdisplays Limited	LCOS sales	Hong Kong	88.02%	81.53%
Himax Display US Corp (1)	Investments	Delaware, USA	88.02%	-
Himax Display (USA) Inc. (2)	MEMS design	Delaware, USA	-	81.53%
Himax Analogic, Inc.	IC design and sales	ROC	75.10%	74.60%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Imaging, Ltd.	IC design and sales	ROC	89.69%	87.95%
Himax Imaging Corp.	IC design	California, USA	100.00%	100.00%
Argo Limited	Investments	Cayman Islands	100.00%	100.00%
Tellus Limited	Investments	Cayman Islands	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2011	2012
Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	78.25%	78.28%
Himax Media Solutions (Hong Kong) Limited	Investments	Hong Kong	78.25%	78.28%
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Iris Optronics Co., Ltd. (3)	E-paper manufacturing and sales	ROC	-	22.22%

(1)	Himax Display US Corp., a holding company was newly incorporated in May 12, 2011, which was wholly owned by Himax Display, Inc. and merged with Spatial Photonics, Inc. on July 3, 2012. (see Note 3, “Acquisition”, for additional information)

(2)	Spatial Photonics, Inc. has renamed as Himax Display (USA) Inc. on July 3, 2012.

(3)	Iris Optronics Co., Ltd. (“Iris”) was newly incorporated on May 18, 2012 and the paid-in capital was $153 thousand. The Company is initially able to exercise control over the daily operating and financial decisions of Iris. As a result, Iris is included in the consolidated financial statements since established date.

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS effect from August 10, 2009. See Note16 (a) as further described.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, MEMS and LCOS microdisplays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, IP licensing and ASIC services. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

Note 2.	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the valuation of derivatives, deferred income tax assets, property, plant and equipment, inventory, share-based compensation, the fair value of acquired tangible and intangible assets, potential impairment of intangible assets, goodwill, marketable securities and other investment securities and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2011 and 2012, the Company had $72,000 thousand and $45,000 thousand of cash equivalents, respectively, in US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2011 and 2012, cash, including time deposits in the amount of $84,200 thousand and $73,000 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

(d)	Investment Securities

Investment securities as of December 31, 2011 and 2012 consist of investments in marketable securities, investments in non-marketable equity securities and corporate bond. All of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value.

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

As of December 31, 2011 and 2012, the Company had $1,266 thousand and $1,273 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

Investments in non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

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

December 31, 2010, 2011 and 2012

(g)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s new headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 2 to 7 years, others 2 to 10 years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 6 years.

(h)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the business combination of the Company’s acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.) in 2007 and Himax Display USA Inc. (formerly Spatial Photonics, Inc.) in 2012, that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The Company tests goodwill for impairment on the end day of October each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this ASU in 2012.

When testing goodwill for impairment, management may accesses qualitative factors for some or all of its reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, management may bypass this qualitative assessment for some or all of its reporting units and perform step 1 of the two-step goodwill impairment test, under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

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

In 2010, management determined that the Company in essence only had one reporting unit for purposes of testing goodwill for impairment, which was the enterprise as a whole. Management performs the annual impairment review of goodwill at October 31, and when a triggering event occurs between annual impairment tests. Consequently, the market value based on the quoted market price of the Company’s shares was excess of the Company’s equity book value on the date of first step of the assessment in 2010. Therefore, management concluded that the Company’s goodwill was not impaired in 2010.

In 2011, as further described in Note 2(s) below, the Company changed its internal reporting such that the Company now has two operating segment, which are also reportable segments. The Company has determined that three of the components in Segment Driver IC are economically similar and is deemed a single reporting unit. As a result, the Company has five reporting units which are Driver IC, Projection displays, CMOS image sensors and wafer level optics, Chipsets for TVs and Monitors, and Others.

Management assigned the Company’s assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill from acquisition of Himax Semiconductor, Inc. has been assigned to Driver IC reporting unit and goodwill from acquisition of Himax Display USA Inc. has been assigned to Projection displays reporting unit because on that reporting units are expected to benefit from the synergies of the business combination.

For Projection displays reporting unit in 2012, management qualitatively assessed whether it is more likely than not that the respective fair values of this reporting unit are less than its carrying amount, including goodwill. Based on that assessment, management determined that this condition, for this reporting unit, does not exist. As such, performing the first step of the two-step test impairment test for this reporting unit was unnecessary.

For Driver IC reporting unit in 2011 and 2012, management compared the carrying value of individual reporting unit, inclusive of assigned goodwill, to its respective fair value - step 1 of the two-step impairment test.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units. Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

When performing income approach for each reporting unit, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly and reviewed by management. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to investing their capital in reporting units.

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

The following is a summary of activity in goodwill by reportable segment.

	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Balance, December 31, 2010	$26,846	-	26,846
Balance, December 31, 2011	$26,846	-	26,846
Balance, December 31, 2012	$26,846	1,292	28,138

(i)	Other Intangible Assets

Acquired intangible assets include patents, developed technology, customer relationship assets and in-process research and development (IPR&D) acquired in a business combination at December 31, 2011 and 2012. Intangible assets with a definite life are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Under ASC Topic 805, IPR&D assets acquired in a business combination are recognized as assets at the acquisition date at their acquisition-date fair value, rather than charged to expense, regardless of whether they have an alternative future use. In addition, IPR&D assets acquired in a business combination are to be accounted for as indefinite-lived intangible assets until the project is completed or abandoned. Subsequent R&D costs associated with the acquired IPR&D projects are charged to expense as incurred.

IPR&D has an indefinite life and is not amortized until completion and development of the project at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset's carrying value over its fair value.

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

December 31, 2010, 2011 and 2012

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012, were $161 thousand, $59 thousand and $73 thousand, respectively.

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

December 31, 2010, 2011 and 2012

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

December 31, 2010, 2011 and 2012

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2010	2011	2012

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$33,206	10,706	51,596
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	355,037	353,771	341,056
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.09	0.03	0.15

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method. In 2011, the unvested 437,029 RSUs (represents 874,058 ordinary shares) which will vest in 2012 were excluded as their effect would be anti-dilutive.

	Year Ended December 31,
	2010	2011	2012

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$33,206	10,706	51,596
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	355,037	353,771	341,056
Unvested RSUs (in thousands)	653	56	468
	355,690	353,827	341,524
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.09	0.03	0.15

(r)	Share-Based Compensation

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

December 31, 2010, 2011 and 2012

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

The Company does not report segment asset information to the Company’s CODM. Consequently, no asset information by segment is presented.

(t)	Noncontrolling Interests

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2010	2011	2012

Net income attributable to Himax Technologies, Inc. stockholders	$33,206	10,706	51,596
Transfers (to) from the noncontrolling interests:
Increase (decrease) in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	652	(382)	501
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$33,858	10,324	52,097

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

(u)	Fair Value Measurements

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

December 31, 2010, 2011 and 2012

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

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, the Company had the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminated the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company already presents a separate statement of other comprehensive income following the statement of income. Therefore, the adoption of ASU 2011-05 was not applicable to the Company.

Note 3.	Acquisition

On July 3, 2012, the Company completed the acquisition of all of the outstanding common shares of Spatial Photonics, Inc. (“SP”) to total consideration approximating $5.7 million that included newly issued ordinary shares in Himax Display, Inc. and cash. Himax Display Inc. issued 6,762,537 ordinary shares valued at $270 thousand. The fair value of Himax Display Inc.’s ordinary shares was determined using the assistance of an independent appraiser using the discounted cash flow method. The Company’s previously held equity interests in SP was re-measured at fair value, which was determined using the assistance of an independent appraiser using the equity value allocation method at acquisition date. The re-measurement loss on the previously held equity interests in SP was $1,061 thousand which is included in other non-operating loss within “impairment loss on investment” in the accompanying consolidated statements of income.

SP was then renamed as Himax Display (USA) Inc. (“HDI (USA)”). The results of HDI (USA)’s operations have been included in the Company’s consolidated financial statements since that date. The amounts of HDI (USA)’s revenues and losses included in the consolidated statements of income from the acquisition date to the period ended December 31, 2012 were nil and $1,390 thousand, respectively. HDI (USA) develops and manufactures high definition, high brightness, and high contrast projection displays for business and consumer applications. As a result of the acquisition, the Company is expected to diversify its projection product portfolio.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The following table summarizes the consideration paid for HDI(USA) and the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

At July 3, 2012
(in thousands)

Consideration:
Fair value of previously held equity interests	$5,439
Fair value of Himax Display Inc.’s ordinary shares	270
Cash	3
Total consideration transferred	5,712

Acquisition related costs included in G&A expense	$347

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current asset	$632
Property and equipment	267
Other assets	35
Intangible assets	6,157
Current liabilities	(78)
Other liabilities	(1,610)
Deferred income taxes	(983)
Total identifiable net assets acquired	4,420
Goodwill	$1,292

Acquired tangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser. The multi-period excess earnings method was used in applying the income approach to determine the fair value of acquired intangible assets. Significant assumptions inherent in the valuation method for acquired intangible assets are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates. When performing the multi-period excess earnings method for acquired intangible assets, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly and reviewed by management. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to investing their capital in reporting units. The Company used a discount rate based on the weighted average cost of capital, which was 22.0% for developed technology and 23.0% for in-process R&D asset.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Of the $6,157 thousand of the acquired intangible assets, $722 thousand was assigned to in-process R&D asset that is capitalized as an indefinite-lived intangible asset until completion or abandonment of the associated project. The remaining acquired intangible assets, core and developed technology, will be amortized, have a weighted-average useful life of approximately 7 years. Himax Display paid a premium for this acquisition because of expected synergistic benefits, including diversified its technology and product mix. Goodwill is not expected to be deductible for tax purpose.

The property and equipment was valued at the current replacement cost for similar capacity. The replacement cost was estimated from the Company’s actual historical cost less estimated accumulated depreciation.

The following unaudited pro forma results of operations for the years end December 31, 2011 and 2012 are presented as if the acquisition had been consummated on January 1, 2011, (dollars in thousands except per share amounts):

	For the years end December 31, (unaudited)
	2011	2012

Net revenues	$633,177	737,255
Net income attributable to Himax Technologies, Inc. stockholders	$2,895	49,262
Basic and diluted earnings per share attributable to Himax Technologies, Inc. stockholders	$0.01	0.14

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of the Company or HDI(USA). Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of HDI (USA) been combined during the periods presented, nor is it necessarily indicative of future consolidated results of operations

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Note 4.	Investments in Marketable Securities Available-for sale

Following is a summary of marketable securities as of December 31, 2011 and 2012:

	December 31, 2011
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	15	-	165

	December 31, 2012
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	22	-	172

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2011 and 2012 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2010, 2011 and 2012 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Year 2010	$33,443	326	(30)
Year 2011	$25,834	420	(70)
Year 2012	$19,612	35	(32)

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2010, 2011 and 2012 follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges (credits) to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2010	$25,515	(8,788)	-	16,727
Year 2011	$16,727	(1,541)	-	15,186
Year 2012	$15,186	-	-	15,186

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

Year 2010	$970	4,551	(4,930)	591
Year 2011	$591	3,385	(3,191)	785
Year 2012	$785	7,386	(7,093)	1,078

Note 6.	Equity Method Investments

As of December 31, 2011 and 2012, equity method investments consisted of the following:

	December 31,
	2011		2012
	Amount	Holding %	Amount	Holding %

Create Electronic Optical Co., Ltd.	$439	21.11	283	21.11

The Company disposed of Hangzhou Crystal Display Technology Co., Ltd. equity to its other shareholders in June 2011 and resulted in $313 thousand gain on disposal of the equity, which was presented in other income in the accompanying consolidated statement of income.

Investment accounted for under the equity method is Create Electronic Optical Co., Ltd. (C.E.O.), a camera module supplier. At investment date, the difference between the carrying amount of the Company’s investment in C.E.O. and the underlying equity in the net assets of C.E.O. was $370 thousand which was resulting from C.E.O.’s identifiable intangible assets and was amortized over 3 years. At the December 31, 2012, the excess of cost of such investment in C.E.O. over the Company’s share of the net assets of C.E.O. was $34 thousand.

As of December 31, 2012, it was not practicable for management to estimate the fair value of the Company’s investments in C.E.O. due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying value of the investment.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Note 7.	Inventories

As of December 31, 2011 and 2012, inventories consisted of the following:

	December 31,
	2011	2012
	(in thousands)

Finished goods	$30,703	39,988
Work in process	57,737	60,227
Raw materials	24,505	16,424
Supplies	40	32
	$112,985	116,671

Inventory write-downs were $10,557 thousand, $9,138 thousand and $12,418 thousand for the years ended December 31, 2010, 2011 and 2012, respectively, and are included in cost of revenues.

Note 8.	Other Intangible Assets, Other than Goodwill

	December 31, 2011
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$6,339	7 years	4,495
Customer relationship	8,100	7 years	5,689
Patents	842	6 years	603
Total	$15,281		10,787

	December 31, 2012
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	5,762
Customer relationship	8,100	7 years	6,847
Patents	842	6 years	686
Total	$20,716		13,295
Unamortized intangible assets:
In-process research and development	$722

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Amortization expense for the years ended December 31, 2010, 2011 and 2012, was $2,198 thousand, $2,180 thousand and $2,508 thousand, respectively. Estimated amortization expense for the next five years is $2,909 thousand in 2013, $953 thousand in 2014, and $783 thousand in 2015, 2016 and 2017.

Note 9.	Property, Plant and Equipment

	December 31,
	2011	2012
	(in thousands)
Land	$10,154	14,328
Building and improvements	17,737	17,740
Machinery	27,213	31,494
Research and development equipment	17,393	18,020
Software	10,047	10,540
Office furniture and equipment	7,281	7,681
Others	9,881	17,282
	99,706	117,085
Accumulated depreciation and amortization	(53,594)	(66,420)
Prepayment for purchases of land and equipment	11,038	1,944
	$57,150	52,609

Depreciation and amortization of these assets for the years ended December 31, 2010, 2011 and 2012, were $11,428 thousand, $10,615 thousand and $10,791 thousand, respectively.

Note 10.	Investment securities, including securities measured at fair value

(a)	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	(in thousands)
Chi Lin Optoelectronics Co., Ltd.	$625	625
Chi Lin Technology Co. Ltd.	432	432
Jetronics International Corp.	1,600	1,600
C Company	8,962	8,962
Spatial Photonics, Inc.	6,500	-
eTurboTouch Technology Inc.	715	477
Oculon Optoelectronics Inc.	309	309
Shinyoptics Corp.	283	283
	$19,426	12,688

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

On July 25, 2011, Chi Lin Technology Co. Ltd. was split into Chi Lin Optoelectronics Co., Ltd. and Chi Lin Technology Co. Ltd. Chi Lin Technology Co. Ltd. was renamed as Chi Lin Optoelectronics Co., Ltd.

On July 3, 2012, the Company acquired all of the remaining outstanding equity of Spatial Photonics, Inc. Afterwards, Spatial Photonics, Inc. was one of the consolidated subsidiaries and de-recognized from investment securities. See Note 3, “Acquisition”, as further described.

In 2012, management considered the Company’s investment in equity of eTurboTouch Technology Inc. was impaired as it did not believe that the investment carrying value would be recovered due to the investee’s significant deterioration in the earnings performance. Management believes that Company’s proportionate equity interest in the net book value of investee as is the best estimate of the recoverable amount. As a result, the Company recognized a $238 thousand impairment loss which is included in other non-operating loss within “impairment loss on investment” in the accompanying consolidated statements of income.

As of December 31, 2011 and 2012, it was not practicable for management to estimate the fair values of the Company’s investments in equity listed above due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

(b)	Investments in corporate convertible bonds

On August 10, 2010, the Company purchased 1,620,000 units of the corporate convertible bonds issued by Chang Wah Electromaterials Inc. (“CWE”). The bonds have embedded conversion options which the Company can require CWE to settle the bonds during the period from September 11, 2010 to July 31, 2015 by converting each unit of bond into 0.6020 common shares of CWE. The embedded conversion options were separated from the corporate bonds and accounted for separately. The corporate bonds were recorded as available-for sale security and the separated convertible option was recorded as other assets in the accompanying consolidated balance sheets. The Company sold the bonds in August 2012. Proceed from the sale of the bonds was $5,431 thousand and realized gains from the sale included in “Gains on sale of marketable securities, net” was $645 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Following is a summary of the corporate bonds as of December 31, 2011:

	December 31, 2011
	Aggregate	Gross unrealized	Discount	Aggregate market
	Cost	gains	amortization	Value
	(in thousands)
Corporate bond-available for sale	$4,365	596	119	5,080

Following is a summary of the separated conversion options as of December 31, 2011:

	December 31, 2011
	Aggregate	Gross unrealized		Fair
	Cost	gains	losses	value
	(in thousands)
Conversion option	$684	-	510	174

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2011	2012
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$8,211	7,582
Payable for purchases of equipment	2,276	1,694
Accrued software maintenance	1,830	2,006
Accrued payroll and related expenses	3,837	4,144
Accrued professional service fee	1,210	1,025
Accrued warranty costs	78	197
Accrued insurance, welfare expenses, etc.	5,721	7,077
	$23,163	23,725

The movement in accrued warranty costs for the years ended December 31, 2010, 2011 and 2012 is as follows:

Period	Balance at beginning of year	Additions (reversal) charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Year ended December 31, 2010	$679	3,772	(3,772)	679
Year ended December 31, 2011	$679	(321)	(280)	78
Year ended December 31, 2012	$78	856	(737)	197

Note 12.	Short-Term Debt

In 2011 and 2012, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.45% to 0.70% and 0.42% to 0.57%, respectively, and cash totaling $84,200 thousand and $73,000 thousand are pledged as collateral, respectively.

As of December 31, 2012, unused credit lines amounted to $167,988 thousand, which expire between January 2013 and December 2013. Among which, $6,887 thousand expired in January 2013.

Note 13.	Government Grants

The Company entered into several contracts with Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and Institute for Information Industry (III) during 2010, 2011 and 2012 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description
(in thousands)

DOIT of MOEA	NT$ 30,240 (US$919)	October 2008 to September 2010	Multi-standard Decoder iDTV SOC
III	4,340 (US$140)	January 2010 to November 2011	Himax Headquarter Excellent Program (II)
III	18,700 (US$582)	January 2010 to December 2011	LCOS Projector Development Program
III	23,220 (US$770)	June 2011 to February 2013	CMOS Development Program

Government grants recognized by the Company as a reduction of research and development expense and general and administrative expense in the accompanying consolidated statements of income in 2010, 2011 and 2012 were $819 thousand, $688 thousand and $216 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2010, 2011 and 2012, based on the contribution called for was $1,507 thousand, $1,801 thousand and $1,844 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $130 thousand to its pension fund maintained with the Bank of Taiwan and $2,139 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2013.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $335 thousand, $517 thousand, and $606 thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company uses a measurement date of December 31, for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2011	2012
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,713	2,425
Service cost	-	-
Interest cost	33	50
Actuarial loss (gain)	679	(141)
Benefit obligation at end of year	2,425	2,334
Change in plan assets:
Fair value at beginning of year	2,176	2,305
Actual return on plan assets	27	24
Employer contribution	102	220
Fair value at end of year	2,305	2,549
Funded status	$(120)	215
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$198	457
Accrued pension liabilities	(318)	(242)
Net amount recognized	$(120)	215

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $668 thousand, $1,241 thousand and $1,008 thousand at December 31, 2010, 2011 and 2012, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $687 thousand and $887 thousand at December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, no employee was eligible for retirement or was required to retire.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

For the years ended December 31, 2010, 2011 and 2012, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Service cost	$-	-	-
Interest cost	29	33	50
Expected return on plan assets	(43)	(44)	(48)
Net amortization	27	36	69
Net periodic pension cost	$13	25	71

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2013 is $57 thousand.

At December 31, 2011 and 2012, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2011	2012

Discount rate	2.00%	1.75%
Rate of increase in compensation levels	5.00%	4.00%

For the years ended December 31, 2010, 2011 and 2012, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2010	2011	2012
	Whole

Discount rate	2.00%	2.00%	1.75%
Rate of increase in compensation levels	4.00%	5.00%	4.00%
Expected long-term rate of return on pension assets	2.00%	2.00%	1.75%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $33 thousand in 2017 and $220 thousand from 2018 to 2022, and no benefits payments to be paid during the years from 2013 to 2016.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Note 15. Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Cost of revenues	$240	124	176
Research and development	8,803	5,062	5,625
General and administrative	1,525	872	1,191
Sales and marketing	1,613	1,005	1,230
Total compensation recognized in income	$12,181	7,063	8,222
Income tax benefit	$2,127	818	1,886

(a)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company. The 2005 plan was terminated in October 2010.

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

December 31, 2010, 2011 and 2012

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

On September 26, 2012, the Company’s compensation committee made grants of 5,522,279 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 58.36% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $6,286 thousand, a subsequent 13.88% will vest on each of September 30, 2013, 2014 and 2015 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $3.95 per ADS, $2.95 per ADS, $3.25 per ADS, $2.47 per ADS, $1.1 per ADS and $1.95 per ADS on September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011 and September 26, 2012, respectively.

In December 2007, due to the carve-out of television semiconductor solutions business to incorporate Himax Media Solutions, Inc. (“Himax Media Solution”, a consolidated subsidiary), 145 employees were transferred from Himax Taiwan to Himax Media Solutions. 361,046 units of these employees’ unvested RSUs were cancelled in exchange for 3,416,714 non-vested shares of Himax Media Solutions’ ordinary share. See Note 15 (b)(ii) for further details of the modification of award.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2010	3,837,752	$3.23
Granted	3,488,952	2.47
Vested	(4,145,854)	2.84
Forfeited	(492,468)	3.10
Balance at December 31, 2010	2,688,382	2.87
Granted	2,727,278	1.10
Vested	(4,096,965)	1.74
Forfeited	(146,307)	2.87
Balance at December 31, 2011	1,172,388	2.68
Granted	5,522,279	1.95
Vested	(3,879,959)	2.10
Forfeited	(177,253)	2.81
Balance at December 31, 2012	2,637,455	1.99

As of December 31, 2012, the total compensation cost related to the unvested RSUs not yet recognized was $3,617 thousand. The weighted-average period over which it is expected to be recognized is 2.51 years.

As of December 31, 2012, the 290,524 and 2,346,931 unvested RSUs were outstanding under 2005 plan and 2011 plan, respectively.

In 2011, the Company settled RSUs releases with newly issued shares of ordinary shares were 2,971,212 shares. In 2012, the Company settled RSUs release with shares buyback were 1,312,844 shares.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Cost of revenues	$240	124	176
Research and development	8,153	4,790	5,605
General and administrative	1,505	863	1,184
Sales and marketing	1,587	996	1,230
Total compensation from RSUs	$11,485	6,773	8,195
Income tax benefit	$2,127	818	1,886

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

(b)	Non-vested Shares Issued to Employees

(i)	During September 2007 to December 2010, Himax Imaging Inc. (“Imaging Cayman”, a consolidated subsidiary) granted non-vested shares of its ordinary shares to certain employees for their future service, and the employees must pay $0.15 or $0.3 (employees hired after March 1, 2009) per share. The shares vest over four years after the grant date. If employees leave Himax Imaging before completing the four year service period, they would sell these shares back to Himax Imaging at their original purchase price. On January 1, 2011, 5,346,777 unvested ordinary shares of Imaging Cayman were cancelled in exchange for 1,939,490 unvested ordinary shares of Himax Imaging Ltd. (“Imaging Taiwan”, a consolidated subsidiary) by per ordinary share of Imaging Cayman in exchange for 0.36274 ordinary share of Imaging Taiwan. The plan will continue to vest according to the original vesting schedule. In 2010, Company recognized compensation expenses of $355 thousand with the fair value of shares of Imaging Cayman on grant date based on the then most recent price of new shares issued, which was US$0.33 per share.

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging should have the option to buy the vested shares back or not at employees’ original purchase price. In 2011 and 2012, the Company recognized compensation expenses of $71 thousand and $14 thousand, respectively, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses, general and administrative expense and sales and marketing expense in the accompanying consolidated statements of income with a corresponding increase to noncontrolling interests in the accompanying consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

Non-vested share activity of this award for Imaging Cayman during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2010	5,648,889	$0.33
Granted	1,380,000	0.33
Vested	(868,390)	0.33
Forfeited	(813,722)	0.33
Balance at December 31, 2010	5,346,777	0.33
Cancelled	(5,346,777)	0.33
Balance at December 31, 2011	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2011	1,939,490	$0.72
Granted	567,689	0.72
Vested	(601,129)	0.72
Forfeited	(28,971)	0.72
Balance at December 31, 2011	1,877,079	0.72
Vested	(699,967)	0.72
Forfeited	(821,365)	0.72
Balance at December 31, 2012	355,747	0.72

As of December 31, 2012, the total compensation cost related to this award not yet recognized was $12 thousand. The weighted-average period over which it is expected to be recognized is 0.45 years.

(ii)	As stated in Note 15 (a) above, in December 2007, Himax Media Solutions granted 3,416,714 non-vested shares of its ordinary shares to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs. The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification. The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The vesting schedule for the non-vested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010. The Company recognized compensation expenses of $161 thousand in 2010. Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

Non-vested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2010	1,121,000	$0.464
Vested	(988,000)	0.464
Forfeited	(133,000)	0.464
Balance at December 31, 2010	-	-

As of December 31, 2010, the total compensation cost related to this award has been fully recognized.

(c)	Employee stock options

(i)	On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees. These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price was NT$15 (US$0.464) and NT$10 (US$0.311), respectively.

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60(US$1.856) and NT$40(US$1.244), respectively.

All options under these plans have four-year vesting period, 50%, 25% and 25% of each grant will be vested subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $180 thousand, $219 thousand and $13 thousand in 2010, 2011 and 2012, respectively. Such compensation expense was recorded as sales and marketing expense, general and administrative expense and research and development expenses in the accompanying consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

At December 31, 2012, there was 1,000 additional shares available for Himax Media Solutions’ grant under 2009 plan. The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the options are based on the interest rate of 10 years and 5 years ROC central government bond at the time of grant for the 2007 plan and the 2009 plan, respectively.

	2007	2009
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	39.94%	51.52%
Expected term (years)	4.375	4.375
Risk-free interest rate	2.4776%	2%

Numbers of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction. A summary of stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2010	1,693,250	$1.664	2.826
Granted	-	-
Exercised	-	-
Forfeited	(249,375)	1.680
Balance at December 31, 2010	1,443,875	1.660	2.452
Granted	444,500	1.834
Exercised	-	-
Forfeited	(346,813)	1.717
Balance at December 31, 2011	1,541,562	1.696	1.803
Granted	9,750	1.856
Exercised	-	-
Forfeited	(372,187)	1.721
Balance at December 31, 2012	1,179,125	1.690	0.803
Exercisable at December 31, 2012	1,101,938	1.721

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The weighted average grant date calculated value of the options granted in 2007 and 2009 were NT$21.6608 (US$0.672) and NT$5.2 (US$0.160), respectively.

(ii)	On July 1, 2012, board of directors of Imaging Cayman approved a plan to grant stock options to certain employees. The plan authorizes grants to purchase up to 2,000,000 shares of Imaging Taiwan’ issued ordinary shares held by Imaging Cayman. The exercise price was NT$30 (US$1.004).

All options under this plan have four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the option is higher than the estimated fair value of Imaging Taiwan at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Imaging Cayman uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Imaging Taiwan’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the options are based on the interest rate of 3 years ROC central government bond at the time of grant.

2012
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	43.29%
Expected term (years)	3.125
Risk-free interest rate	0.87%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2012	-	$-
Granted	1,115,000	1.004
Exercised	-	-
Forfeited	(65,000)	1.004
Balance at December 31, 2012	1,050,000	1.004	3.5

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Note 16. Equity

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

The Company repurchased $13.4 million or 9,488,656 ADSs in the open market at an average price of US$1.41 per ADS as of December 31, 2012. Among which, 8,774,987 ADSs was held by the Company as of December 31, 2012.

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2011 and 2012 amounting to $47,297 thousand and $50,750 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Note 17. Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined Benefit pension plan	Accumulated other comprehensive income

Beginning balance, January 1, 2011	$610	1,236	(642)	1,204
Net current period change	128	(283)	(546)	(701)
Reclassification adjustments:
for gains (losses) reclassified into income	-	(337)	-	(337)
Ending balance, December 31, 2011	$738	616	(1,188)	166
Beginning balance, January 1, 2012	$738	616	(1,188)	166
Net current period change	52	59	234	345
Reclassification adjustments for gains (losses) reclassified into income	-	(648)	-	(648)
Ending balance, December 31, 2012	$790	27	(954)	(137)

Note 18. Income Taxes

Substantially all of the Company’s earnings from continuing operations before income taxes is derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense (benefit) attributable to income from continuing operations is incurred in the ROC. Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

The statutory tax rate applicable to the subsidiaries which located in the Republic of China is 17% in 2010, 2011 and 2012. An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in 2003 and 2004 and Himax Semiconductor’s newly incorporated investment in 2004 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry. Besides, Himax Taiwan’s capital increase in 2009 related to the electronic parts and components manufacturing was approved by the government authorities. The incremental income derived from selling the above new product is tax exempt for a period of five years, however, there is limit tax exemption $15,972 thousand (NT$463,823 thousand) for the tax exemption in 2009.

The Company is entitled to the following tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
October 29, 2003	January 1, 2006-December 31, 2010
September 20, 2004	January 1, 2008-December 31, 2012
November 12, 2009	January 1, 2013-December 31, 2017
Himax Semiconductor:
August 26, 2004	January 1, 2009-December 31, 2013

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Taiwan operations	42,550	22,370	73,461
Cayman operations	$(7,535)	(7,038)	(7,395)
US operations	(55)	151	(1,597)
China operations	157	1,293	1,388
Korea operations	177	32	29
	$35,294	16,808	65,886

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The components of the income tax expense (benefit) attributable to income from continuing operations before taxes for the years ended December 31, 2010, 2011 and 2012 consist of the following:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$(54)	(2,842)	755
Taiwan operations – 10% of surtax	1,643	3,424	5,277

US operations	33	104	162
China operations	112	120	699
Korea operations	12	5	3
Others	1	-	1
Total current	1,747	811	6,897

Deferred:
Taiwan operations - based on statutory tax rate of 17%	4,824	6,468	9,789
Taiwan operations – 10% of surtax	(306)	(143)	(29)
US operations	(30)	5	(998)
China operations	(15)	162	89
Korea operations	8	(2)	-
Others	-	-	-
Total deferred	4,481	6,490	8,851
Income tax expense	$6,228	7,301	15,748

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Deferred income tax expense (benefit), exclusive of the effects of other components listed below	$(13,141)	1,085	9,981
Adjustments to deferred tax assets and liabilities for changes in enacted tax laws and rates	3,144	(1)	-
Tax benefits of operating loss carryforwards	-	-	(1,130)
Increase in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	14,478	5,406	-
	$4,481	6,490	8,851

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The applicable combined tax rate of 23.85% for an aggregate calculation of 17% expected income tax and 10% undistributed earning surtax in 2010, 2011 and 2012.

The expected tax is computed based on the 17% rate only and the separate item of 10% undistributed earnings surtax is immediately following the expected tax in the rate reconciliation.

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% to pretax income and the actual income tax expense as reported in the accompanying consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Expected income tax expense	$6,000	2,857	11,201
Tax on undistributed retained earnings	1,643	3,424	5,277
Tax-exempted income	(3,567)	(836)	(2,921)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(639)	(164)	(571)
Adjustment to deferred tax assets and liabilities for enacted change in tax laws and rates	3,144	(1)	-
Realized tax losses on investments in subsidiaries due to capital reclassification to offset the accumulated deficit	-	(1,821)	(6,157)
Increase in investment tax credits	(3,870)	(3,533)	(1,210)
Expired investment tax credits	183	1,841	5,302
Increase in deferred tax asset valuation allowance	12,408	6,823	6,319
Non-deductible share-based compensation expenses	178	589	53
Provision for uncertain tax position in connection with share-based compensation expenses	133	-	-
Changes in unrecognized tax benefits related to prior year uncertain tax positions, net of its impact to tax-exempted income	(2,295)	(6,759)	658
Tax effect resulting from foreign currency matters	(9,086)	3,160	(3,607)
Foreign tax rate differential	1,320	1,350	1,415
Variance from audits of prior years’ income tax filings	1,205	476	40
Others	(529)	(105)	(51)
Actual income tax expense	$6,228	7,301	15,748

The basic and diluted earnings per ordinary share effect resulting from the income tax exemption for the years ended December 31, 2010, 2011 and 2012, is a $0.01, nil and $0.01, increase to earnings per ordinary share, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The total income tax expense for the years ended December 31, 2010, 2011 and 2012 was allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Income from continuing operations	$6,228	7,301	15,748
Other comprehensive gain (loss)	(54)	(125)	8
Total income tax expense	$6,174	7,176	15,756

As of December 31, 2011 and 2012, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2011	2012
	(in thousands)
Deferred tax assets:
Inventory	$4,219	5,538
Allowance for doubtful accounts	2,303	2,270
Unused investment tax credits	39,393	22,835
Unused loss carry-forward	20,919	26,388
Other	987	1,992
Total gross deferred tax assets	67,821	59,023
Less: valuation allowance	(35,241)	(36,341)
Net deferred tax assets	32,580	22,682
Deferred tax liabilities:
Unrealized foreign exchange gain	(2,112)	-
Prepaid pension cost	(361)	(401)
Acquired intangible assets	(1,041)	(3,015)
Other	(36)	(78)
Total gross deferred tax liabilities	(3,550)	(3,494)
Net deferred tax assets	$29,030	19,188

As of December 31, 2012, the Company has not provided for income taxes on the undistributed earnings of approximately $536,452 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The valuation allowance for deferred tax assets as of January 1, 2010, 2011 and 2012 was $28,428 thousand, $42,906 thousand and $35,241 thousand, respectively. The net change in the valuation allowance for the years ended December 31, 2010, 2011 and 2012, was an increase of $14,478 thousand, a decrease of $7,665 thousand and an increase of $1,100 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Korea, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception, therefore, a valuation allowance of $31,905 thousand and $30,541 thousand as of December 31, 2011 and 2012, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.

In addition, a valuation allowance of $3,336 thousands and $5,800 thousands as of December 31, 2011 and 2012, respectively, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

As ROC Income Tax Acts has been amended in January 2009, the tax loss carry-forward in the preceding ten years would be deducted from tax income for Taiwan operations. That amendment is effective for the Company beginning 2009 and extends the period of tax loss carry-forward for certain subsidiaries.

As of December 31, 2012, the Company’s unused operating loss carryforwards were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)

Taiwan operations	$138,080	$23,481	2014~2022
China operations	1,807	298	2016~2020
US operations	6,236	2,609	2024~2032
		$26,388

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

According to the ROC Statute for Upgrading Industries, which expired on December 31, 2009, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel, each occurring before December 31, 2009, entitles the Company to tax credits. These credits may be applied over a period of five years. The amount of the credit that may be applied in any year, except the final year, is limited to 50% of the income tax payable for that year. There is no limitation on the utilization of the amount of investment tax credit to offset the income tax payable in the final year. Also, investments in shares originally issued by ROC domestic companies that are newly emerging, important and strategic industries, entitles the Company after a three year holding period to a tax credit of twenty percent of the price paid for the acquisition of such shares. The credit also may be applied over a period of five years.

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

As of December 31, 2012, all of the Company’s unused investment tax credits were as follows:

	Tax effect (in thousands)	Expiration year

Taiwan operations	$22,333	2013~2016
US operations	502	2020~2027
	$22,835

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2010	2011	2012
	(in thousands)

Balance at beginning of year	$8,450	6,892	128
Increase related to prior year tax positions	-	-	658
Decrease related to prior year tax positions	(2,295)	(6,759)	-
Increase related to current year tax positions	133	-	-
Effect of exchange rate change	604	(5)	5
Balance at end of year	$6,892	128	791

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Included in the balance of total unrecognized tax benefits at December 31, 2011 and 2012, are potential benefits of $128 thousand and $791 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. No interest and penalties related to unrecognized tax benefits were recorded by the Company for the years ended December 31, 2010, 2011 and 2012. The Company’s major taxing jurisdiction is Taiwan. Except for Himax Taiwan and Himax Semiconductor, all other Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2010. The tax year of 2010 and 2011 for Himax Taiwan and Himax Semiconductor and tax year of 2011 for other Taiwan subsidiaries are opening to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2012.

Note 19. Fair Value Measurement

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2011 and 2012:

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

	Fair Value Measurements at December 31, 2012 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$45,000	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	172	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,273	-
Total	$45,000	1,445	-
Liabilities:
Short-term debt	$-	73,000	-
Total	$-	73,000	-

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2012 and the associated losses recognized in 2012 (nil in 2011):

	Fair Value Measurements at reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3	For the Year Ended December 31, 2012 Impairment loss
	(in thousands)
Assets:
Investments in Non-marketable Equity Securities- eTurbo Touch Technology Inc.	$477	-	-	477	238

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. For such financial assets that do not have a quoted market price, management of the Company reviews the current operating performance of the investee based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information. The impairment charge recognized in 2012 for the investment in eTurbo Touch Technology Inc was determined based on the difference between the Company’s carrying value and the proportionate equity interest in the net book value of investee at year end (which was managements best estimate of the amount to be realized from this investment).

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2010, 2011 and 2012. As stated in Note 2 (h) “Summary of Significant Accounting Policy”-“Goodwill”, for Driver IC reporting unit in 2011 and 2012, the discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units. Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

The Company performed the fair value measurement, which is categorized in Level 3 as part of the step 1 of the goodwill impairment test, for the Driver IC reporting unit. The Company used a discount rate based on the weighted average cost of capital, which were 23.0% and 21.3% for Driver IC reporting unit as of October 31, 2011 and 2012, respectively, and long-term growth rate were (8)% and 1.1% for Driver IC reporting unit as of October 31, 2011 and 2012, respectively.

Management determined that the fair values of Driver IC reporting unit were approximately $367.4 million and $571.9 million, which exceeded its carrying amount by 7.6% and 54.3%, at October 31, 2011 and 2012, respectively. Therefore, management concluded that goodwill was not impaired and step 2 of the two-step goodwill impairment test was unnecessary.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2011 and 2012.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2011:

	Corporate straight bonds	Derivatives- Conversion option	Total
	(in thousands)
Balance at January 1, 2011	$5,196	1,004	6,200
Total unrealized gains (losses) included in earnings	67	(830)	(763)
Total unrealized losses included in other comprehensive income, net	(183)	-	(183)
Balance at December 31, 2011	$5,080	174	5,254
The amount of total gains (losses) in 2011 included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held December 31, 2011	$67	(830)	(763)

The Company estimated the fair value for corporate straight bond and conversion option based on an external expert’s valuation report. The calculated fair values are estimated by using Binomial Model. The measure is based on significant inputs that are not observable in the market, which are Level 3 inputs. Key valuation assumptions include (a) a discount rate of 1.4532% at December 31, 2011, which are based on risk-free rates plus issuer’s risk premium for the expected terms. The risk-free rate of 0.9139% applied for the expected terms of 3.6 years at December 31, 2011, was derived from the yield rate of 2 years and 5 years ROC central government bond at the reporting date. The investee’s risk premium of 0.54% at December 31, 2011, that is based on the risk premium of the unsecured bank loan of the peer; (b) an expected volatility of 40.78% at December 31, 2011, was used in the valuation of conversion option, which are based on the average historical volatility of the issuer’s publicly traded shares.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The Company depends on two customers for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The largest customer, CMO and its affiliates, which is a related party to the Company. In November 2009, CMO, Innolux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies. The merger transaction was completed on March 18, 2010. Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI. Later, CMI is renamed as Innolux Corporation on January 1, 2013. CMO/CMI and its affiliates accounted for approximately 52.2%, 40.8% and 34.2%, respectively, of the Company’s revenues in 2010, 2011 and 2012, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2011 and 2012. CMI and its affiliates accounted for approximately 44.1% and 35.1% of the Company’s total accounts receivable balance at December 31, 2011 and 2012, respectively. The other customer, customer A and its affiliates, accounted for approximately 0.2%, 5.7% and 11.7%, respectively, of the Company’s revenues in 2010, 2011 and 2012, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2011 and 2012. Customer A and its affiliates accounted for approximately 10.3% and 14.0% of the Company’s total accounts receivable balance at December 31, 2011 and 2012, respectively. In addition, the Company had accounts receivable of $15.2 million outstanding from SVA-NEC as of December 31, 2011 and 2012. Since second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable. Due to the increasing concern about SVA-NEC’s financial condition, the Company recognized a provision for doubtful accounts receivable of $25.3 million for the year ended December 31, 2008. Afterwards, the Company recovered $8.6 million and $1.5 million in cash from SVA-NEC in October 2010 and March 2011, respectively. The allowance for doubtful accounts for SVA-NEC’s accounts receivable is $15.2 million as of December 31, 2011 and 2012. The Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 21 and 22 for additional information.

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

December 31, 2010, 2011 and 2012

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

Note 21. Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Chimei Innolux Corporation (CMI)	Principal Owner (1)

Chi Mei Optoelectronics Corp. (CMO)	The Company’s Chairman represented on CMO’s Board of Directors ,expired on March 18, 2010(1)

Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	Wholly owned subsidiary of CMI (2)

NEXGEN Mediatech Inc. (NEXGEN)	The Company’s Chairman represented on NEXGEN’s Board of Directors, not included as related party since July 2011

Chi Lin Technology Co., Ltd. (Chi Lin Tech)	The Company’s Chairman represented on Chi Lin Tech’s Board of Directors, not included as related party since May 2011

NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of CMI (2)

NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMI (2)

NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMI (2)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Name of related parties	Relationship

Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMI (2), not included as related party since July 2011.

NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMI (2)

Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of CMI (2)

Dongguan Chi Hsin Electronics Co., Ltd. (Chi Hsin-Dongguan)	The subsidiary of CMI (2)

NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of CMI (2)

Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of CMI (2), not included as related party since May 2011

ShenZhen Nexgen Trading Co., Ltd. (ShenZhen Nexgen)	The subsidiary of NEXGEN, not included as related party since July 2011

TPO Displays Japan K.K. (TPO Japan)	The subsidiary of CMI, as related party since March 18, 2010

TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of CMI, as related party since March 18, 2010

TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of CMI, as related party since March 18, 2010

TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of CMI, as related party since March 18, 2010

Lakers Trading Ltd. (Lakers)	The subsidiary of CMI, as related party since March 18, 2010

Ampower Technology Co., Ltd. (Ampower)	Related party in substance, not included as related party since March 18, 2010

Amlink (Shanghai) Ltd. (Amlink)	Related party in substance, not included as related party since March 18, 2010

Shinyoptics Corp. (Shinyoptics)	Equity method investee of the Company, not included as related party since October 1, 2010

Hangzhou Crystal Display Technology Co., Ltd. (Crystal)	Equity method investee of the Company, not included as related party since May 2011

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

(1)	CMO, Innolux Display Corporation, and TPO Displays Corporation agreed to conduct a merger of the three companies. The merger transaction was completed on March 18, 2010. Innolux is the surviving entity following the merger and is renamed Chimei Innolux Corporation, or CMI. On January 1, 2013, CMI changed its name as Innolux Corporation.

(2)	The entities are the subsidiary of CMO before March 18, 2010.

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

CMO- NingBo	$167,255	123,888	93,664
CMO- NanHai	51,821	41,241	63,375
CMI	56,770	55,629	56,221
CME- NingBo	8,592	18,889	21,673
Chi Hsin- NingBo	19,730	16,806	12,637
CMO	15,602	-	-
Others (individually below 5%)	18,854	1,780	4,404
	$338,624	258,233	251,974

A breakdown by product type for sales to CMO/CMI and its affiliates is summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Display driver for large-size applications	$297,146	210,137	190,963
Display driver for consumer electronics applications	27,189	29,316	40,582
Display driver for mobile handsets	10,170	14,454	14,748
Others	1,090	4,249	5,681
	$335,595	258,156	251,974

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

The sales prices with CMO/CMI and its affiliates are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2011 and 2012, were as follows:

	December 31,
	2011	2012
	(in thousands)

CMO- NingBo	$33,981	31,421
CMI	17,690	17,319
CMO- NanHai	17,019	13,390
CME- NingBo	6,629	5,947
Chi Hsin- NingBo	4,038	3,210
Others (individually below 5%)	559	2,145
	79,916	73,432
Allowance for sales returns and discounts	(83)	(174)
	$79,833	73,258

The credit terms granted to CMI and its affiliates ranged from 30 days to 120 days, and the credit terms granted to other related parties ranged from 45 days to 90 days. The credit terms offered to unrelated third parties ranged from 15 days to 150 days.

(ii)	Property transactions

In 2010, the Company purchased equipment amounting to $71 thousand from Fulintec, respectively. The purchase transaction in 2010 had been full paid as of December 31, 2010.

(iii)	Lease

The Company entered into several lease contracts with CMO, CMI, CMLC, CMLC-NingBo, CMLC-Foshan and CMO-NanHai for leasing office space, facilities and inventory locations. For the years ended December 31, 2010, 2011 and 2012, the related rent and utility expenses resulting from the aforementioned transactions amounted to $1,119 thousand, $705 thousand and $828 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income. As of December 31, 2011 and 2012, the related payables resulting from the aforementioned transactions amounted to $326 thousand and $206 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

As of December 31, 2012, future minimum lease payments under non-cancelable operating leases with related parties are as follows:

Duration	Amount
(in thousands)

January 1, 2013~December 31, 2013	$195
January 1, 2014~December 31, 2014	187
January 1, 2015~December 31, 2015	187
January 1, 2016~December 31, 2016	187
January 1, 2017~December 31, 2017	187
After January 1, 2018	1,179
$2,122

(iv)	Others

In 2010, 2011 and 2012, the Company purchased consumable and miscellaneous items amounting to $449 thousand, $348 thousand and $31 thousand, respectively, from CMI, CMO-NanHai, CMLC-NingBo, Chi Lin Tech, NEXGEN, Fulintec and, which were charged to cost of revenues and operating expenses. As of December 31, 2011 and 2012, the related payables resulting from the aforementioned transactions were $9 thousand and nil, respectively.

In 2010, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $12 thousand, which was charged to research and development expense. The related process fee payables resulting from the aforementioned transactions had been full paid in 2010.

Note 22. Commitments and Contingencies

(a)	As of December 31, 2011, and 2012 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $8,207 thousand and $15,126 thousand, respectively. As of December 31, 2011 and 2012, the remaining commitments were $2,387 thousand and $13,876 thousand, respectively.

(b)	The Company leases certain offices and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2014 to 2017. As of December 31, 2011 and 2012, deposits paid amounted to $520 thousand and $683 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

As of December 31, 2012, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2013~December 31, 2013	$1,703
January 1, 2014~December 31, 2014	771
January 1, 2015~December 31, 2015	235
January 1, 2016~December 31, 2016	113
January 1, 2017~December 31, 2017	65
$2,887

Rental expense for operating leases with unrelated third parties amounted to $1,229 thousand, $1,223 thousand and $1,812 thousand in 2010, 2011 and 2012, respectively.

(c)	The Company entered into several sales agent agreements, based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	In December 2011, the Company entered into a license agreement for the use of Crosstalk relevant technology for product development. In accordance with the agreement, the Company was required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. In 2011 and 2012, no royalty was paid.

(e)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(f)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(g)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulted from above arrangements approximate $77,434 thousand and $121,010 thousand as of December 31, 2011 and 2012, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

(h)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Note 23. Segment, Product and Geographic Information

	Year Ended December 31, 2010
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$590,057	52,635	642,692

Segment operating income (loss)	$54,815	(19,457)	35,358
Non operating loss, net			(64)
Consolidated earnings before income taxes			$35,294
Significant noncash item:
Share based compensation	$5,007	1,304	6,311
Depreciation and amortization	$10,074	3,552	13,626

	Year Ended December 31, 2011
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$552,456	80,565	633,021
Segment operating income (loss)	$38,401	(21,793)	16,608
Non operating income, net			200
Consolidated earnings before income taxes			$16,808
Significant noncash item:
Share Based Compensation	$2,820	1,370	4,190
Depreciation and amortization	$7,849	4,946	12,795

	Year Ended December 31, 2012
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$634,111	103,144	737,255
Segment operating income (loss)	$83,883	(16,823)	67,060
Non operating loss, net			(1,174)
Consolidated earnings before income taxes			$65,886
Significant noncash item:
Share Based Compensation	$1,612	324	1,936
Depreciation and amortization	$8,881	4,418	13,299

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Display drivers for large-size applications	$366,492	270,372	305,247
Display drivers for mobile handsets applications	119,623	169,248	177,175
Display drivers for consumer electronics applications	103,942	112,836	151,689
Others	52,635	80,565	103,144
	$642,692	633,021	737,255

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Taiwan	$492,687	395,228	356,793
China	112,845	209,216	334,433
Other Asia Pacific (Korea and Japan)	37,121	27,738	43,245
Europe (Europe and America)	39	839	2,784
	$642,692	633,021	737,255

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2011	2012
	(in thousands)

Taiwan	$56,185	51,519
China	822	744
U.S.	132	330
Korea	11	16
	$57,150	52,609

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

CMO/CMI and its affiliates, a related party	$335,595	258,156	251,974
Customer A and its affiliates	1,516	35,908	86,069
	$337,111	294,064	338,043

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2011	2012
	(in thousands)

CMI and its affiliates, a related party	$79,916	73,432
Customer A and its affiliates	18,684	29,198
	$98,600	102,630

As of December 31, 2011 and 2012, allowance for doubtful accounts, sales returns and discounts for those accounts receivable was $178 thousand and $342 thousand, respectively.

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

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Condensed Balance Sheets

	December 31,
	2011	2012
	(in thousands)

Cash	$584	1,075
Other current assets	1,146	835
Investment in non-marketable securities	1,600	1,600
Investments in subsidiaries	628,528	627,792
Total assets	$631,858	631,302

Current liabilities	$3,921	176
Short-term debt	65,200	54,000
Debt borrowing from a subsidiary	169,300	149,183
Total equity	393,437	427,943
Total liabilities and equity	$631,858	631,302

Himax Technologies, Inc. had no guarantees as of December 31, 2011 and 2012.

Condensed Statements of Income

	Year ended December 31,
	2010	2011	2012
	(in thousands)

Revenues	$-	-	-
Costs and expenses	(1,210)	(548)	(695)
Operating loss	(1,210)	(548)	(695)
Equity in earnings from subsidiaries	36,427	13,433	54,929
Other non-operating loss	(2,010)	(2,179)	(2,637)
Earnings before income taxes	33,207	10,706	51,597
Income taxes expenses	(1)	-	(1)
Net Income	$33,206	10,706	51,596

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2010		2011		2012

Net income	$-	33,206	-	10,706	-	51,596
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	1,511	-	(305)	-	59	-
Reclassification adjustment for realized losses (gains) included in net income	(296)	1,215	(350)	(655)	(648)	(589)
Foreign currency translation adjustments, not subject to income tax		210		128		50
Net unrecognized actuarial gain (loss), net of tax of $(54), $(125) and $8 in 2010, 2011 and 2012, respectively		(203)		(573)		233
Comprehensive income		$34,428		9,606		51,290

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2011 and 2012

Condensed Statements of Cash Flows

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Cash flows from operating activities:
Net income	$33,206	10,706	51,596
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings from subsidiaries	(36,427)	(13,433)	(54,929)
Changes in operating assets and liabilities:
Other current assets	1,543	(790)	311
Other current liabilities	(2,542)	1,767	1,637
Net cash used in operating activities	(4,220)	(1,750)	(1,385)
Cash flows from financing activities:
Distribution of cash dividends	(44,097)	(21,224)	(10,680)
Proceeds from borrowing of short-term debt	204,000	271,200	266,000
Repayment of short-term debt	(160,000)	(250,000)	(277,200)
Investment returned from subsidiaries	-	-	56,836
Proceeds from issue of RSUs from a subsidiary	4,370	1,634	1,306
Purchase of subsidiary shares from noncontrolling interests	-	(1,324)	-
Proceeds from (repayment of) debt from a subsidiary	11,000	6,300	(25,500)
Acquisitions of ordinary shares for retirement	(10,755)	(4,627)	(8,886)
Net cash provided by financing activities	4,518	1,959	1,876
Net increase in cash	298	209	491
Cash at beginning of year	77	375	584
Cash at end of year	$375	584	1,075

Supplemental disclosures of cash flow information:
Interest paid during the year	$156	353	264
Income taxes paid during the year	$1	-	1

