Form 20-F/A
period 2011-12-31
Himax Technologies, Inc.
filed 2013-05-20
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 4)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
☐  Yes      ☒  No

EXPLANATORY NOTE

We are filing this Amendment No. 4 to supplement our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Annual Report”), which we initially filed with the Securities and Exchange Commission on May 1, 2012, as amended by Amendment No. 1 on Form 20-F/A filed on May 4, 2012, Amendment No. 2 on Form 20-F/A filed on July 11, 2012 and Amendment No. 3 on Form 20-F/A filed on July 24, 2012, solely for the purposes of (i) re-filing our financial statements in Item 18 to include the signature of KPMG, independent registered public accounting firm, in its Report of Independent Registered Public Accounting Firm with respect to our financial statements, (ii) filing or furnishing new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and (iii) filing the updated Consent of Independent Registered Public Accounting Firm in connection with the Report of Independent Registered Public Accounting Firm on page F-2 with respect to our financial statements and the Report of Independent Registered Public Accounting Firm in Item 15 with respect to the effectiveness of our internal control over financial reporting.

No other changes are hereby made to our 2011 Annual Report, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. The contents of Item 15 and the Reports of Independent Registered Public Accounting Firm, except for the inclusion of the signature of KPMG as described above, and our financial statements and the notes thereto are not modified. This Amendment No. 4 does not reflect events that have occurred after the initial filing date of May 1, 2012 of our 2011 Annual Report or modify or update the disclosures therein, except to reflect the amendments described above.

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

5

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

(f) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(g) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) from our Registration Statement on Form F-6 (file no. 333-132383) filed with the Securities and Exchange Commission on March 13, 2006.)

2.4	Form of Amendment No.1 to Deposit Agreement among the Registrant and the depositary. (Incorporated by reference to Exhibit (a)(2) from our Post Effective Amendment No. 1 to Form F-6 (file no. 333-132383) filed with the Securities and Exchange Commission on August 6, 2009.)

2.5	Share Exchange Agreement dated June 16, 2005 between Himax Technologies, Inc. and Himax Technologies Limited. (Incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.6	Letter of the ROC Investment Commission, Ministry of Economic Affairs dated August 30, 2005 relating to the approval of Himax Technologies, Inc.’s inbound investment in Taiwan. (Incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.7	Letter of the ROC Investment Commission, Ministry of Economic Affairs dated September 7, 2005 relating to the approval of Himax Technologies Limited’s outbound investment outside of Taiwan. (Incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

4.1	Himax Technologies, Inc. 2005 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

4.2	Plant Facility Service Agreement dated April 22, 2010 between Himax Display, Inc. and Chi Mei Innolux Corporation. (Incorporated by reference to Exhibit 4.2 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

4.3†	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commision on May 20, 2011.)

8.1*	List of Subsidiaries.

12.1**	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of KPMG, Independent Registered Public Accounting Firm.

101.INS**††	XBRL Instance Document.
101.SCH**††	XBRL Taxonomy Extension Schema Document.
101.CAL**††	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**††	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**††	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**††	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the annual report on Form 20-F on May 1, 2012
**	Filed or furnished herewith.
†	Confidential treatment has been requested for portions of this exhibit.
††	XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 4 to its Annual Report on its behalf.

Himax Technologies, Inc.

By:	/s/ Jackie Chang
Name: Jackie Chang
Title: Chief Financial Officer

Date: May 20, 2013

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
F-64

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

