Form 20-F
period 2013-12-31
Himax Technologies, Inc.
filed 2014-04-15
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 341,049,418 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes      ☐  No

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes      ☒  No

10.I. Subsidiary Information	91
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92
12.A. Debt Securities	92
12.B. Warrants and Rights	92
12.C. Other Securities	92
12.D. American Depositary Shares	92
PART II	93
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	93
ITEM 15. CONTROLS AND PROCEDURES	93
ITEM 16. [RESERVED]	95
16.A. Audit Committee Financial Expert	95
16.B. Code of Ethics	95
16.C. Principal Accountant Fees and Services	95
16.D. Exemptions from the Listing Standards for Audit Committees	96
16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	96
16.F. Chang in Registrant’s Certified Accountant	97
16.G. Corporate Governance	97
16.H. Mine Safety Disclosure	97
PART III	97
ITEM 17. FINANCIAL STATEMENTS	97
ITEM 18. FINANCIAL STATEMENTS	97
ITEM 19. EXHIBITS	99

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,”“believe,”“expect,”“intend,”“plan,”“estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our and our customers’ future business developments, results of operations and financial condition, our ability to develop new products, the future growth and pricing trend of the display driver markets, the future growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, market acceptance and competitiveness of the driver and non-driver products developed by us, our ability to protect intellectual property, changes in customer relations and preference, shortage in supply of key components, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$29.83, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2013. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 4, 2014, the noon buying rate was $1.00 to NT$30.20. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

the terms “we,”“us,”“our company,”“our,” and “Himax” refer to Himax Technologies, Inc., its predecessor entities and subsidiaries;

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

all references to “New Taiwan dollars,”“NT dollars” and “NT$” are to the legal currency of the ROC; and

all references to “dollars,”“U.S. dollars” and “$” are to the legal currency of the United States.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$245,075	$304,068	$374,788	$485,281	$684,184
Revenues from related parties, net	447,306	338,624	258,233	251,974	86,555
Costs and expenses(1):
Cost of revenues	550,556	507,647	507,449	566,700	578,886
Research and development	71,364	76,426	79,042	70,913	80,368
General and administrative	16,346	18,770	17,095	17,139	18,147
Bad debt expense (recovery)	218	(8,788)	(1,541)	-	173
Sales and marketing	10,360	13,279	14,368	15,443	18,822

Operating income	$43,537	$35,358	$16,608	$67,060	$74,343

Net income(2)	$35,810	$29,066	$9,507	$50,138	$55,924
Net income attributable to Himax stockholders	$39,650	$33,206	$10,706	$51,596	$61,476

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.11	$0.09	$0.03	$0.15	$0.18
Diluted	$0.11	$0.09	$0.03	$0.15	$0.18
Earnings per ADS attributable to Himax stockholders:
Basic	$0.21	$0.19	$0.06	$0.30	$0.36
Diluted	$0.21	$0.19	$0.06	$0.30	$0.36
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	369,652	355,037	353,771	341,056	340,423
Diluted	370,229	355,690	353,827	341,524	343,618
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	184,826	177,518	176,886	170,528	170,211
Diluted	185,115	177,845	176,914	170,762	171,809

Cash dividends declared per ordinary share(3)	$0.150	$0.125	$0.060	$0.032	$0.125
Cash dividends declared per ADS	$0.300	$0.250	$0.120	$0.063	$0.250

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)

Cost of revenues	$264	$240	$124	$176	$235
Research and development	10,936	8,803	5,062	5,625	6,705
General and administrative	1,959	1,525	872	1,191	1,308
Sales and marketing	1,902	1,613	1,005	1,230	1,425
Total	$15,061	$12,181	$7,063	$8,222	$9,673

Of the $15.1 million, $12.2 million, $7.1 million, $8.2 million and $9.7 million in share-based compensation in 2009, 2010, 2011, 2012 and 2013, $6.5 million, $5.9 million, $2.9 million, $6.3 million and $7.8 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $9.4 million, $0.03 and $0.03, respectively, for the year ended December 31, 2009, $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010, $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011, $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012 and $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013. A portion of these tax exemptions expired or will expire on December 31, 2012, December 31, 2013 and December 31, 2018.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$110,924	$96,842	$106,164	$138,737	$127,320
Accounts receivable, net	64,496	80,212	101,280	135,747	200,725
Accounts receivable from related parties, net	138,172	95,964	79,833	73,258	-
Inventories	67,768	117,988	112,985	116,671	177,399
Total current assets	423,797	485,924	515,709	567,088	639,657
Total assets	550,448	619,620	644,978	674,598	759,327
Accounts payable	88,079	115,922	134,353	135,546	151,290
Total current liabilities	120,651	205,748	245,360	242,117	303,833
Total liabilities	126,376	212,644	249,920	246,440	307,112
Redeemable noncontrolling interest	-	-	-	-	3,656
Ordinary shares	107,404	106,153	107,010	107,010	107,010
Total equity	424,072	406,976	395,058	428,158	448,559

Note:Himax Display, Inc., a consolidated subsidiary of our company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value.  Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$73,630	$57,631	$43,448	$52,167	$51,123
Net cash used in investing activities	(7,541)	(17,599)	(10,197)	(695)	(30,525)
Net cash used in financing activities	(90,779)	(54,195)	(24,015)	(18,931)	(32,103)

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83
2014
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.65	30.24	30.20
April(through April 4)	30.26	30.29	30.20	30.20

Note:	(1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

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

In 2012 and 2013, 86.0% and 83.6% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. Beginning in the second half of 2008, as a result of the severe economic downturn, the TFT-LCD panel industry suffered from an oversupply and a decrease in the average selling price of TFT-LCD panels. Such environment continued as we entered 2009, resulting in significant downward pricing pressure on our products. There was a rebound in demand for TFT-LCD panels in the second quarter of 2009, but the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. In the first half of 2010, due to rush orders from customers, supply chain for display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an oversupply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. Moreover, the 9.0 magnitude earthquake and tsunami in Japan in March 2011 materially and adversely impacted the supply chain for the TFT-LCD industry. Japan has played and is expected to continue to play an important role in supplying chemicals, raw materials, semiconductors and other products to both the TFT-LCD panel industry and the semiconductor industry and any future adverse impacts to the Japanese TFT-LCD panel industry may negatively impact our sales in Japan which could have a material adverse effect on our business or results of operations. In 2012 and 2013, there were no events such as those described above that negatively impacted the TFT-LCD panel industry; however, we cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

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

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing process of our non-driver products including LCOS projector solutions and wafer-level optics products. We also plan to increase capital expenditure for the development and manufacturing of non-driver products in the future. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2013, our accounts receivable less allowance for sales returns and discounts from Innolux and its affiliates were $48.2 million, which represented approximately 24.0% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, in 2008, partly due to the severe economic downturn, we incurred significant bad debt expense in relation to one of our largest customers Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, which represented more than 10% of our total accounts receivable outstanding as of December 31, 2008. During the second half of 2011, we agreed to extend payment terms for one of our largest customers because at that time this customer experienced certain financial difficulties. The receivables from this customer had since been paid and stayed current during 2012 and we incurred no bad debt expenses. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. Other customers have also requested extension of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2012 and 2013, we derived 86.0% and 83.6% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

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

The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs, increased product obsolescence, and erosion of the products’ market value. For example, some of our customers might overstate their forecasts because of concerns that their semiconductor suppliers cannot deliver on their rush orders. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell, or may have to sell at low profit margins or even at a loss, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers, which could eventually lead to write-down of these excess inventory.

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

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2014, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.3% and 20.9% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2014, we and our subsidiaries had 215 U.S. patent applications pending, 480 Taiwan patent applications pending and 258 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

New regulations related to conflict minerals could increase our costs and limit the supply of certain metals used in our products.

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, in August 2012 the SEC promulgated final rules regarding annual disclosures by public companies of their use of certain minerals and metals, known as “conflict minerals,” which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. These new rules will require us to ascertain and disclose the origin of some of the raw materials that we use. Initial disclosures will be required no later than May 31, 2014, with subsequent disclosures required no later than May 31 of each following year. Currently, such conflict is not determinable in our case and we cannot assure you that no conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules and our compliance procedures could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2013, 36.8% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since then, the recovery has been uneven and the global economy is facing new challenges, such as the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in Taiwan are sensitive to global economic conditions. Any prolonged slowdown in the global or Taiwanese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A substantial portion of our sales are made to customers in the PRC, which may expose us to additional political, regulatory, and economic risks.

We have been increasingly selling our products to customers in the PRC. In 2011, 2012 and 2013, approximately 33.1%, 45.4% and 52.0% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2013, more than 99.0% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2013, approximately 58% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, there are tax-related assets and liabilities on our balance sheet which are denominated in NT dollars. The current global economic crisis may cause increased volatility in exchange rates. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Himax Taiwan, after a three year holding period, was entitled to tax credits of twenty percent of the price paid for the acquisition of shares originally issued by ROC domestic companies that are newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The credit also could be applied to the income tax payable over a period of five years. Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $39.4 million, $22.8 million and $6.0 million as of December 31, 2011, 2012 and 2013, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to $1.2 million in 2012 and nil in 2013 compared to $13.8 million in 2009.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides to companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2014, Himax Taiwan became entitled to five preferential tax treatments, each for a period of five years, which expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2018, respectively, and beginning January 1, 2009 and January 1, 2014, Himax Semiconductor also became entitled to two preferential tax treatments, each for a period of five years, which expired or will expire on December 31, 2013 and December 31, 2018. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011, $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012 and $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute.

On January 1, 2006, an income basic tax (also known as alternative minimum tax, or (“AMT”) in accordance with the ROC Income Basic Tax Act (“IBTA”) became effective. The AMT is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the ROC IBTA. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013. However, the AMT amendment is not expected to have a significant impact on our financial statements.

On April 1, 2013, the ROC Finance Committee of the Legislative Yuan passed preliminary examination on the draft amendment for anti-avoidance to establish Article 43-3 Controlled Foreign Corporation (“CFC”) rules and Article 43-4 profit-seeking enterprises of resident status (“Resident Companies”) rules of the Income Tax Act (“ITA”). Key aspects of the ITA draft amendment are described as follows:

(i)	Effective starting January 1, 2015, a profit-seeking enterprise (“PSE”) that directly or indirectly owns affiliated enterprises in low-tax jurisdictions outside the territory of the ROC shall recognize and include its pro rata share of affiliated enterprises’ annual profits as investment income in its income tax return for the year. Subsequent actual dividends and distributions from such affiliated enterprises that were previously recognized as investment income will then not be subject to income taxation; any surplus to previously recognized investment income shall be included as taxable income in the allocated year. Low-tax jurisdictions are defined as countries where the PSE income tax rate is lower than 30% of the income tax rate of the PSE in the ROC (the current rate is 17%). (Article 43-3 CFC rules); and

(ii)	Effective starting January 1, 2015, if a PSE is incorporated based on foreign legislation but its place of effective management (PEM) is maintained within the territory of the ROC, the head office of such PSE will be determined to be within the territory of the ROC and profit-seeking enterprise income tax shall be levied in accordance with the ITA and relevant tax regulations. The aforementioned PEM refers to a place where substantive key management and commercial decisions of an entity’s business and its operations are made. The relevant definition and provisions shall be determined by the MOF. (Article 43-4 Resident Companies rule).

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

The market price for our ADSs is volatile and has ranged from a low of $2.4 to a high of $15.23 on the NASDAQ Global Select Market in 2013.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2014, we had 341,049,418 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders. “If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Fuzhou, Hefei, Qingdao and Xiamen, China; Tokyo, Japan; Cheonan and Suwon, South Korea; and Irvine and Campbell, California, USA.

Investor inquiries should be directed to our Investor Relations department, at +1-949-585-9838 ext. 221 or by email to stephanie_kuo@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to24 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, and advanced intra-panel interface, or AIPI,

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

For new notebook interface, our eDP 1.1 and eDP 1.2 timing controllers began mass production in 2011 and 2012 respectively. Our eDP 1.3 timing controller entered mass production in 2013 and was also adopted in the world’s lightest notebook by our top-tier notebook brand customer.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers	•	384 to 1,446 output channels
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	two gamma-type driver to improve display quality
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driving voltage ranging from 7 upto 24V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA
	•	low power consumption and low EMI
	•	support COF and COG package types
	•	support TTL, RSDS, mini-LVDS (up to 480MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface and customized interface technologies
	•	support dual gate and triple gate panel designs

TFT-LCD Gate Drivers	•	192 to 1600 output channels
	•	output driving voltage ranging from 10 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	support COF and COG package types
	•	support dual gate and triple gate panel designs

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD (1,920 x 1,080 pixels, 1,920 x 1,200 pixels and 3840 x 2160)
	•	support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies
	•	input logic voltage ranging from standard 3.3V to low power 1.2V
	•	embedded overdrive function to improve response time
	•	support CABC to save power and color engine to enhance color and sharpness
	•	support TTL, LVDS, eDP, MIPI and V-by-one input interface technologies
	•	support dual-gate and triple-gate panel designs

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

With new software platforms providing better access to the Internet, smartphones have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past 2 years, we offered innovative handset display driver products by providing advanced HVGA (320 x 480), FWVGA (480 x 864), qHD (540 x 960), HD720 (720 x 1280)/ WXGA (800 x 1280), and FHD (1080 x 1920) display driver ICs. We have recently continued to update new products for this mainstream smartphone segment with new features, such as color enhancement and sun-light readability enhancement functions. Few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. We keep moving forward to develop and provide next generation display driver ICs, such as QHD (1440 x 2560), with higher resolution.

The following table summarizes the features of our products for mobile handsets:

Product	Features
Mobile Handset Display Drivers
	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to FHD (1080 x 1920 pixels)
	•	support up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support color enhancement features including saturation, brightness, and sharpness enhancement
	•	support MIPI interface
	•	support RAM-less, 1/2 RAM, or 1/3 RAM compression technologies
	•	low power consumption and low EMI
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as tablet PCs, digital cameras, digital video recorders, mobile gaming devices, portable DVD players, electronic book readers, or E-readers, digital photo frames and car navigation displays. We offer an extensive line of display drivers covering different substrate such as a-TFT, LTPS, AMOLED, IGZO, interfaces, channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver and timing controller, as well as more functional semiconductors such as power circuit and touch controller, combined into a single chip.

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

In 2010, we introduced our new 1536CH high channel integrated display solution HX8282. This WSVGA driver used the aggressive process to pave the way for the future development of low-cost tablet.

In 2011, we introduced our new point-to-point display solution including HX8288 (source driver) and HX8896 (timing controller), for use in tablet PCs, and this solution is also suitable for other slim display applications such as Ultrabook.

In 2012, we developed our highly integrated display driver for low power, high resolution IGZO displays used in tablet PCs.

In 2013, we developed our highly integrated standard display driver for automotive HX8298. This driver can support multiple resolutions from WQVGA up to FHD high-end display.

The following table summarizes the features of our products used in consumer electronics products:

Product		Features
TFT-LCD Source Drivers	•	240 to 1,536 output channels
	•	products for analog and digital interfaces
	•	support 262K colors to 16.7 million colors
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 1,600 output channels
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	resolutions include WVGA (846 x 480 pixels), SVGA (800 x 600 pixels),WSVGA (1,024 x 600 pixels), WXGA (1,280 x 800 pixels), and WUXGA(1920 x 1200 pixels)
	•	products for digital interfaces and high speed serial interface
	•	low power consumption
	•	CABC function integrated for backlight power saving

AMOLED integrated Driver	•	highly integrated single chip embedded with source driver and timing controller for LTPS and power circuit
	•	resolutions include WVGA(480x800 pixels),FWVGA(480x854 pixels), qHD(540x960 pixels)

Timing Controllers	•	products for digital interfaces/high speed interface
	•	products for Tablet/Netbook/Ultrabook
	•	support various resolutions from 1024x600 pixels to 1920 x1200 pixels

Touch Controller ICs

We offer touch controller solutions for capacitive touch panels. Our touch controller solutions are suitable for electronic devices employing touch panel screens of up to 13”, such as smartphones, mobile internet devices and tablet PCs. In the third quarter of 2011, we commenced shipping capacitive touch controller ICs to a worldwide brand smartphone customer. In 2013, we expanded our customers list to a lot more well-known smartphone and tablet PC brand customers.

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller, single chip solution and no external components contribute to reducing cost for flexible product design. Its auto calibration mechanism can meet strict validation requirements of leading smart phone brands. Our touch controller’s proprietary sensor pattern, sensing circuits and algorithms could also enhance noise immunity capability and enable touch panels to work without shielding layer or to work on a single glass structure, which contributes to simplifying the manufacturing process and reducing costs for touch panels.

The following table summarizes the features of our touch controller products:

Product		Features
Capacitive Touch Controller	•	complete single chip touch controller solutions for handheld devices, supporting smartphones, tablet PCs, and laptop PCs
	•	real multi-point capability support of up to 10 points
	•	mass production with GG, GFF and one glass solution (“OGS”) without shielding layer
	•	support ultra low cost one layer multi-touch (OLM) solution on GF, GG, OGS, or On-cell touch sensors
	•	support advanced functions such as passive stylus, glove, proximity sensor replacement, etc
	•	minimum components: simple, neat, and flexible mechanical design

TFT-LCD Television and Monitor Semiconductor Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions.

TFT-LCD Monitor Chipsets

The following table summarizes the features of our monitor scaler solutions:

Product		Features
Monitor Scaler Integrated Solutions	•	ideal for monitor applications
	•	integrated with high performance ADC and scaler
	•	built-in HDMI 1.4a and DVI receiver
	•	built-in audio digital-to-analog converter
	•	built-in high performance color engine
	•	integrated high speed MCU
	•	integrated with timing control for additional cost-down
	•	input /output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixel.
	•	integrated 2D to 3D conversion
	•	integrated 3D format conversion
	•	G5 1A and 1A1D can use the same PCB and reduce PCBA cost
	•	G5 1A1D can resolve YCbCr color problem of DVI

In addition to scaler solutions, we expanded the product offering of monitor chipset solutions in 2013 to unveil the innovative 2D to 3D conversion solutions including RV2H and RV5 Pro. RV2H targets 2D-to-3D video conversion for project application, and RV5 Pro targets at new 3D applications which can convert 2D/3D images into the 3D glasses-free in real time. This compact solution can be implemented in a number of hardware platforms, such as 3D Glasses-free TV, Monitor, Digital signage, DPF, Entertainment machine and Portable DVD. This compact solution has already been designed into products of a number of famous companies. Our algorithm utilizes human visual perception characteristics, which not only reveals more 3D details but may also offer a more comfortable and enjoyable viewing experience.

The following table summarizes the features of our current RV2H conversion and new RV5 Pro solutions:

Product		Features
RV5 Pro 3D Glasses-free Solutions	•	support multi-view (2~9 views) parallax barrier and lenticular lens for 3D auto-stereo glasses-free displays
	•	the state-of-the-art real 2D as well as 3D depth generator for multi-view controller
	•	both 2D content (one view) and real 3D content (two views) can be synthesized for multi-view display
	•	precise disparity control for view synthesis and 3D parameters are configurable
	•	support auto disparity control mechanism to optimize parallax
	•	support universal 3D output formatter D
	•	support Anchor point for position adjustment
	•	support all 3D format conversion including 2D+Z and 4/8/9 tiled image to 3D multi-view display (A02 version)

Product		Features
	•	support display resolution up to 1920x1200 for LVDS interface and WXGA for TTL interface inter-bridge between MIPI, LVDS and TTL

RV2H 2D to 3D Conversion Solutions	•	support HDMI 1.4 3D format input including 3D format
	•	support 2D mode, 2D to 3D mode, 3D to 2D mode and 3D bypass/converter mode
	•	support resolution up to full HD with 10 bits deep color
	•	built-in de-interlace and scaler
	•	built-in 2D to 3D engine
	•	built-in Frame rate conversion which can output 120 Hz frame rate
	•	built-in 64 mega bits SDR chip
	•	TTL interface supports up to 1920 x 1080 RGB 888 resolution
	•	TTL interface supports up to 12 bits RGB/YUV
	•	built-in 3D glass sync and L/R sync signal

IP and ASIC Service

From the fourth quarter of 2011, Himax Media Solutions, our subsidiary, developed a new business segment on IP and ASIC service. It is a brand new model based on our core technology of video display and High Speed Transmission. For video display related, we offer 3D Video and Image Compression/Decompression IP, Super High Resolution IP, MEMC IP and SunLight Readable IP and Technology Licensing. For High Speed Transmission related, we offer HDMI, V-by-One HS, LVDS, eDP, MIPI and High Performance Video ADC Silicon IP (SIP) Licensing. For ASIC service, it is based on a integrated and verified design platform of video display and High Speed Transmission IPs to enable a time-to-market Specification-to-Chip ASIC service.

Video IP

As an expert player in 2D/3D image and display core technologies solutions, we develop and own unique IPs of image and video applications. The high quality IPs, which are used in various popular multi-media commercial products, can provide our licensees with differentiated products and advantage in time-to-market. The features of IPs are summarized in the following table.

Product		Features
Real 3D Depth Controllable (R3D) IP	•	state-of-the-art real 3D depth controllable technology for healthy and comfortable 3D
	•	safe disparity angel is configurable and can meet each country’s 3D regulation in real 3D mode
	•	precise disparity control for view synthesis and parameters are configurable
	•	support 3D fatigue warning
	•	support various 3D Visual Protection modes
	•	3D content accommodation error detection and correction
	•	easily integrated into existing Projector, TV, Monitor, Box, DVD, and DPF system SoC with 3D features

2D to 3D Conversion IP	•	state-of-the-art 2D-to-3D conversion algorithms for transforming any 2D video content to 3D video sequence and supporting different 3D display
	•	support auto-scene detection and various scene modes
	•	precise disparity control for view synthesis and parameters are configurable
	•	Support configurable stereoscopic density for both modes including in front of screen call pulled and behind the screen call push
	•	easily integrated into existing Projector, TV, monitor, box, DVD, and DPF system SoC with 3D features

Product		Features
Motion Estimation and Motion Compensation (“MEMC”) IP	•	Including efficient motion estimation, motion compensation, and film mode detection engines to implement dejudder and halo reduction
	•	support 2D & 3D MEMC glasses-free 3D displays based on perfect viewing angle adjustment
	•	support video format: (1) Max. horizontal size: 2048, (2) Max. vertical size: 1200, (3) Min. horizontal size: 640, (4) Min. vertical size: 480, (5) 3D structure supported and (6) 10 bits color depth
•
video processing engine features: (1) Search range: +/-192(H) and +/-40(V), (2) De-judder and halo-reduction, (3) Auto film mode detection (3:2 and 2:2), (4) FRUC: 24 to120, 24_to 30, 24_to 60, 60_to 120, 50_to 100, 25_to 100 and (5) Demo mode: left/right or top/bottom split FRUC using frame repetition

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

Silicon IP

We also develop and own unique IPs of high speed transmission. These silicon IPs are not only silicon proven but also “product proven” and are used in various popular media commercial products. We provide our licensees with unique, high quality and cost competitive silicon IPs to reduce risk and accelerate time-to-market. The features of silicon IPs are summarized in the below table:

Product		Features
HDMI Transmitter and Receiver IP	•	provide configurable HDMI digital controllers and high-speed mixed signal Physical Layer IP (“PHY”)

Product		Features
	•	fully compliant with HDMI 1.4a specifications and received the ATC certification

Mobile Industry Processor Interface (“MIPI”) and Display Serial Interface (“DSI”) IP	•	fully compliant with the DSI version 1.01
	•	support the physical adapter layer of the D-PHY specification version 1.00
	•	support both command and video modes providing the greatest range of flexibility

VBO IP	•	fully compliant with the V-by-One® HS Standard Version 1.3
	•	provide configurable VBO digital controllers and high-speed mixed signal PHY
	•	designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

eDP IP	•	fully support eDP v1.3 compliant
	•	support data rate: 2.7Gbps or 1.62Gbps per lane
	•	Low power design for mobile application

ADC IP	•	8-bit, 210MHz analog IP which is suitable for analog R/G/B or Y/Pb/Pr signal input from PC or consumer product
	•	includes three 210 MHz ADCs with gain and offset control
	•	the supply power for the design is 3.3V while a 1.2V supply is required in the interface between 3.3V and 1.2V digital

ASIC Service

From 2012, we had successfully completed several ASIC service projects for Japan top TV, Project and HMD makers with advanced and high performance customized video processing chip. All of these chips are implemented with Himax Media Solutions’ proprietary video process platform that includes our video process display IP and high speed transmission IPs. The process nodes adopted for these ASIC are usually 40nm and 55nm processes. From 2013, Himax Media Solutions also release a Hi-TCON platform that aims at high integrated and high performance TV/Monitor/Tablet/Mobile video processer TCON market. Hi-TCON offers a single chip solution of the state-of-art video core and Himax volume-production-proven TCON core.

The following table summarizes the features of our ASIC service:

Product		Features
ASIC Service	•	based on our video processor and Hi-TCON platform solutions including video processor and timing controller platform
	•	support video input/output interfaces like LVDS, HDMI, DVI, VBO, Display port, MIPI, MHL, etc.
	•	built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc
	•	built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
	•	support 4K x 2K display
	•	support advanced timing controller technologies like smart contrast enhance, local dimming, EVLC, and energy saving

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

We believe Himax is among the fewer players, including Texas Instruments, in the market offering MEMS microdisplay solutions.

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

Product		Size and Resolution
Color-Filter LCOS Microdisplays	•	0.28” (320x240 pixels) QVGA
	•	0.38” (640x360 pixels) nHD
	•	0.44” (640x480 pixels) VGA
	•	0.59” (800x600 pixels) SVGA
	•	Customized design

Color-Sequential LCOS Microdisplays	•	0.22” (640 x 360 pixels) nHD
	•	0.28” (852 x 480 pixels) WVGA
	•	0.38” (640 x 480 pixels) VGA
	•	0.37” (800 x 600 pixels) SVGA
	•	0.37” (1366 x 768 pixels) WXGA
	•	0.45” (1024 x 768 pixels) XGA
	•	Customized design

MEMS	•	0.55” (1280 x 800 pixels) WXGA

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

Product		Features
Integrated Multi-Channel Power Solutions	•	built-in power MOSFET
for Notebooks	•	step-up PWM converter
	•	charge pump regulator
	•	LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	with/without LED drivers
	•	smart PWM control

Product		Features

Integrated Multi-Channel Power Solutions for Monitors	•	built-in power MOSFET
	•	step-up PWM converter
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	programmable Vcom voltage / Vcom operational amplifier
	•	level shifter

Integrated Multi-Channel Power Solutions for TVs	•	built-in power MOSFET
	•	step-up PWM converter
	•	step-down PWM converter
	•	charge pump regulator
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	I2C programmable
	•	level shifter

LED Drivers

The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white LED driver. The following table summarizes certain features of our LED drivers products:

Product		Features
WLED Drivers for NB	•	4.5V to 24V input voltage range
	•	built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V)
	•	8 constant current source channels
	•	capable of driving up to 10 LEDs in serial for each channel

WLED Drivers for LED MNT	•	5V to 33V input voltage range
	•	built-in 2MHz step-up PWM controller
	•	2/4/8 constant current source channels
	•	up to 200mA per channel
	•	60V sustainable voltage for LED pins
	•	capable of driving up to 16 LEDs in serial for each channel

WLED Drivers for LED TV	•	8V to 33V input voltage range
	•	8-channel current sinks
	•	up to 90mA per channel
	•	60V sustainable voltage for LED pins

LED Drivers for lighting	•	universal input range
	•	no flicker
	•	ultra low current ripple
	•	OCC for PF
	•	Dimmable

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. With the product launch of 3 mega pixel, 2 mega pixel and VGA system-on-chip sensor products in 2009, we have secured customer designs in both mobile phones and notebook applications and moved these products into production phase. We continue to expand our product portfolio with the successful introduction of a 1/6” 1.3 mega pixel, a 1/6” HD, and a 1/5” format 2.0 mega pixel system-on-chip sensor. Based on new pixel architecture, a 1/4” 5 mega pixel, a 1/3.2” 8 mega pixel and a smaller 1/9” HD sensor were designed and phased into production in 2013. Thanks to backside illumination, or BSI technology, a high performance 1/6” Full HD sensor and a new low power consumption 8 mega pixel sensor will be introduced to our customers in early 2014. Besides products in mobile devices, we also develop specialized sensors for automobile and surveillance. Almost all of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the lowlight or video mode without a decreasing frame rate or increasing power consumption. Embedded in some of our sensors, ClearViewTMtechnology provides the optical restoration engine to enhance the optical performance. In the automobile and surveillance product line, ClearSenseTM technology extends the dynamic range by special pixel and readout. We are committed to being a key player in CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product		Features
8MP BSI Color Image Sensor	•	BSI in 1/3.2” format color type
	•	8MP at 30 frames per second, support 1080p and 720p at 30 frames per second
	•	high dynamic range supported by alternating row and alternating frame approaches
	•	low power consumption
	•	10 bit parallel video data port and 4-lane MIPI CSI2 outputs RAW8/10 and RGB565/555/444

8MP FSI Color Image Sensor	•	1/3.2” format color type
	•	8MP at 15 frames per second, support 1080p and 720p at 30 frames per second
	•	advanced ADC architecture to keep outstanding SNR
	•	state-of-the-art ultra bright pixel
	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, RGB565/555/444

5MP Color Image Sensor	•	1/4” format color type
	•	5MP resolution at 30 frames per second, support 720p HD at 83 frames per second and 1080 FHD at 56 frames per second
	•	compact die size design to support small modules
	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, RGB565/555/444

5MP Color Image Sensor System on	•	1/4” format color type
Chip	•	5MP resolution at 15 frames per second (with MJEG), support 720p HD at 30 frames per second and 1080 FHD at 15 frames per second
	•	VCM driver and MJEG engine embedded
•
color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment

	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

2.0MP ClearViewTM Color Image Sensor	•	1/5” format color type
	•	ClearViewTM boosts optical performance by lens compensation
	•	UXGA YUV output at 15 frames per second, 720p HD resolution at 30 frames per second

Product		Features
	•	color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	multiple video formats including YUV422, RGB565, and ITU656

HD 720p ClearViewTM System on Chip	•	1/6” format with high sensitivity
	•	ClearViewTM boosts optical performance by lens compensation
	•	720p HD resolution at 30 frames per second
•
color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment.

	•	10 bit parallel video data port and 1-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

720P Color Image Sensor	•	high Definition 720p CIS
	•	1/9” format, 1.4um pixel
	•	30FPS RAW10 and RAW8
	•	arbitrary cropping at vertical direction
	•	color processing pipeline including lens correction , Dark Shading compensation, BPC, raw denoise with G1/G2 balance

VGA BrightSenseTM System on Chip	•	1/13” format color type
	•	VGA YUV output at 30 frames per second
	•	color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	automatic low light and frame rate control
	•	1-lane MIPI CSI2 outputs RAW, YUV422, RGB565/555/444

1.3MP ClearSenseTM EDR Color Image	•	1/4” format with ultra high sensitivity
Sensor for Automotive and	•	ClearSenseTM achieves higher dynamic range in color up to 84dB with on-chip tone mapping
Surveillance	•	800p and 720p resolution at 30 frames per second
	•	FlexiTM engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
	•	color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
	•	anti-blooming and dark sun cancellation
	•	built-in low dropout regulator and power on reset
	•	10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL Color Image System on Chip	•	high sensitivity, low noise VGA sensor operating up to 60FPS
for Automotive and Surveillance	•	visible and near infrared sensitivity
	•	operation up to 105ºC
	•	ultra-compact automotive package
	•	advanced defect correction with built-in temperature sensor
	•	embedded ISP with programmable automatic exposure and white balance
	•	optical alignment pixel with crop and zoom to native resolution
	•	4Kb OTP for sensor initialization, module storage, and overlay setting
	•	multi-color static overlay engine

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

The following table sets forth the features of our wafer level optics products:

Product		Features
VGA 1 element wafer level lens	•	for 1/11” VGA CIS (2.0µm pixel pitch)
	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

VGA 1 element wafer level lens	•	for 1/13” VGA CIS (1.75µm pixel pitch)
	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

HD/1.3M 2 element wafer level lens	•	for 1/9” 1.3M/HD CIS (1.4µm pixel pitch)
	•	two-element and four-surface design for cost-competitive market
	•	double-side manufacture process

Array Lens	•	4*4 Array lens, co-developing with multiple tier-one partners, provide many and varied imaging effects such as stereo, re-focusing, super resolution and perspective shift
	•	2*2 Array lens, a cost effective solution for array camera, have same features as 4*4 array camera and provide custom array lens solution for customer.
	•	Micro lens array provides custom solution for light field camera.

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

Die Shrink and LowPower Technologies. Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2013, we sold our products to more than 200 customers. In 2011, 2012 and 2013, Innolux and its affiliates, accounted for 40.8%, 34.2% and 22.6% of our revenues, respectively; customer A and its affiliates, accounted for 5.7%, 11.7% and 16.9%of our revenues, respectively.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2013:

BOE Technology Group Co., Ltd.
Chunghwa Picture Tubes, Ltd.
Innolux Corporation
Mitsudi (HK) Company
Perfect Display Limited
Samsung Display Dongguan CO., LTD.
Shanghai Tianma Microelectronics
Shenzhen China Star Optoelectronics Technology Co., Ltd.
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

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers, panel manufacturers using LTPS or OLED, or Oxide technologies, mobile display module and mobile device manufacturers and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market for large-sized panels is concentrated among a limited number of major panel manufacturers. We also market our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers' future product demand. Besides, we will form a strategic partnership with tier-1 customers for our LCOS microdisplays to penetrate into an emerging market. We believe we need this closed relationship with our customers to create a new application eco system.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuging, Ningbo, Wuhan, Qindao and Xiamen, China; Tokyo, Japan; Cheonan and Suwon, South Korea; and Irvine and Campbell, California, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of product managers and field applications engineers. Our team is equipped with extensive strategic marketing experience and a strong capability to identify market trends. We also provide technical support and assistance to potential and existing customers in system/SoC architecture, designing, testing and qualifying display modules, camera modules and end application systems that incorporate our products and ASICs. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

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

We operate a fab under Himax Display primarily for performing manufacturing processes for our LCOS microdisplays. Moreover, for better integration, we also established an in-house color filter facility under Himax Taiwan, which commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor products with over 50 million optics shipment record to tier-1 customers and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. In addition, we have established an in-house wafer level optics facility under Himax Taiwan for the key process of our wafer level optics products, which commenced small-scale shipments in December 2009.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2014 and will expire in February 2017. In February 2006, we received ISO 14001 certification, which was renewed in January 2012 and will expire in January 2015. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2013 and will expire in March 2016, and OHSAS 18001 certification, which was renewed in January 2012 and will expire in January 2015.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also established relationships with UMC, HHNEC and PSC. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, ChipMOS Technologies Inc., Chipmore International trading company Ltd., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Maxchip Electronics Corp.	ChipMOS Technologies Inc.
Powerchip Technology Corporation	LB Semicon Co., Ltd.
Shanghai Hua Hong NEC Electronics Company, Ltd.	Nepes Corporation
Semiconductor Manufacturing International Corporation
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
LG Innotek Co., Ltd.	Ardentec Corporation
Simpal Electronics Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco., Ltd.	Chipbond Technology Corporation(1)
Sumitomo Metal Mining Package Material Co., Ltd.	Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation
Orient Semiconductor Electronics Ltd.
Siliconware Precision Industries Co., Ltd.
Taiwan IC Packaging Corporation

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
King Yuan Electronics Co., Ltd.
Global Testing Corporation
Greatek Electronics Inc.
Micro Silicon Electronics Corp.
Nepes Corporation

Intellectual Property

As of March 31, 2014, we held a total of 2,287 patents, including 927 in Taiwan, 814 in the United States, 489 in China, and 57 in other countries. The expiration dates of our patents range from 2019 to 2033. We also have a total of 480 pending patent applications in Taiwan, 215 in the United States and 258 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

For LCOS products, we face competition primarily from digital lighting processing, or DLP, projectors incorporating Texas Instruments Incorporated’s digital light processing technology. We also face competition from a few other mobile projector technologies, including OmniVision, which acquired Aurora Systems in 2010, Syndiant Inc., Kopin Corporation Inc. and Microvision Inc., a company providing laser-scanning projector solutions. For MEMS products, we face competition primarily from TI’s DLP, Epson’s 3LCD technology, eMagin, MicroOLED and Sony.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corporation, Global Mixed-mode Technology Inc., Advanced Analog Technology, Inc and On-Bright Electronics Co. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, we face competition primarily from Galaxycore Shanghai Limited Corporation, Omnivision Technologies Inc., Samsung Electronics Co. Ltd., Sony Corporation and SK Hynix Inc.

For wafer level optics products, we face competition primarily from Heptagon, OmniVision, Anteryon, Nemotek Technologies and Q-Technology Ltd.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2014.

The following table sets forth summary information for our subsidiaries as of March 31, 2014.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	Sales	South Korea	100.0%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0%	(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales	PRC	100.0%	(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales	PRC	100.0%	(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	76.7%	(1)
Integrated Microdisplays Limited	LCOS sales	Hong Kong	76.7%	(3)
Himax Display (USA) Inc.	MEMS design	California, USA	76.7%	(3)
Himax Analogic, Inc.	IC design and sales	ROC	83.2%	(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	88.1%	(4)
Himax Imaging Corp.	IC design	California, USA	88.1%	(5)
Argo Limited	Investments	Cayman Islands	100.0%
Tellus Limited	Investments	Cayman Islands	100.0%	(6)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	92.4%	(7)
Harvest Investment Limited	Investments	ROC	100.0%	(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%

(1) Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2) Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3) Indirectly, through our 76.7% ownership of Himax Display, Inc.

(4) Indirectly, as to 80.5% through our 100.0% ownership of Himax Imaging, Inc. and as to 7.6% through our 100.0% ownership of Himax Technologies Limited.

(5) Indirectly, through our 88.1% ownership of Himax Imaging, Ltd.

(6) Indirectly, through our 100.0% ownership of Argo Limited.

(7) Directly, as to 22.0%, and indirectly, as to 70.4% through our 100.0% ownership of Himax Technologies Limited.

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

We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Fuqing, Beijing, Shanghai, Ningbo and Wuhan, China; Tokyo, Japan; Cheonan and Suwon, South Korea; and Irvine and Campbell, California, USA. In June 2008, we completed the relocation of the Taipei offices of our company, Himax Media Solutions and Himax Analogic. The lease contracts may be renewed upon expiration.

We have established under Himax Taiwan an in-house wafer level optics facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Innolux, which already produced and  shipped over 50 million optics to tier-1 customer from 2010. We have also expanded certain facilities for LCOS and wafer level optics products to accommodate new customers and new applications located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Innolux in Tainan, where it established an in-house color filter facility that commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are primarily used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are primarily used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers (typically ten inches or below in diagonal measurement), digital cameras, mobile gaming devices, portable DVD players, digital photo frames, head-mounted-displays and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplays solutions, power ICs, CMOS image sensors and wafer level optics products. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, maintain our leading technology position, achieve additional design wins and manage our costs to partially mitigate declining average selling prices and any other market risks in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2012 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive over 80%of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

●	average selling prices;

●	unit shipments;

●	product mix;

●	design wins;

●	cost of revenues and cost reductions;

●	supply chain management;

●	share-based compensation expenses; and

●	tax credits and exemptions.

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

Design Wins

Achieving design wins is important to our business, and it affects our unit shipments. Design wins occur when a customer incorporates our products into their product designs. There are numerous opportunities for design wins, including, but not limited to, when panel manufacturers:

●	introduce new models to improve the cost and/or performance of their existing products or to expand their product portfolio;

●	establish new fabs and seek to qualify existing or new component suppliers; and

●	replace existing display driver companies due to cost or performance reasons.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2011, 2012 and 2013 was 80.2%, 76.9% and 75.1%, respectively. In 2013, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 56.0%, the cost of processed tape was 6.0%, the cost of assembly and testing was 37.3% and overhead was 0.7%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

●	improving product design (e.g., having smaller die size allows for a larger number of dies on each wafer, thereby reducing the cost of each die);

●	improving manufacturing yields through our close collaboration with our semiconductor manufacturing service providers and in our in-house manufacturing facilities; and

●	achieving better pricing from a diversified pool of semiconductor manufacturing service providers and suppliers, reflecting our ability to leverage our scale, volume requirements and close relationships as well as our strategy of sourcing from multiple service providers and suppliers.

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $6.8 million, $8.2 million and $9.7 million in 2011, 2012 and 2013, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $2.9 million, $6.3 million and $7.8 million in 2011, 2012 and 2013, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2011, 2012 and 2013 as reflected in our consolidated financial statements.

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

We made grants of 867,771 RSUs to our employees on September 26, 2013. The vesting schedule for such RSU grants is as follows: 88.90% of the RSU grants vested immediately and were settled by cash in the amount of $7.8 million on the grant date, with the remainder vesting equally on each of September 30, 2014, 2015 and 2016, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2011, September 26, 2012 and September 26, 2013 was $1.10, $1.95 and $10.15 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-years tax holiday. The balance of unused investment tax credits totaled $39.4 million, $22.8 million and $6.0 million as of December 31, 2011, 2012 and 2013, respectively.

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

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2014 and expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor became entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011, $2.9 million, $0.01 and $0.01 for the year ended December 31, 2012 and $2.4 million, $0.01 and $0.01 for the year ended December 31, 2013. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

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

Display drivers for large-sized applications had been the largest source of revenues for us before 2013, but in 2013, display drivers for mobile handsets applications have been the largest source of revenues, we expect display drivers for consumer electronics applications and other non-driver products to increase in revenue contribution in the future. Our revenues generated from sales of display drivers for large-sized applications decreased in 2011 and 2013 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Innolux as a result of the impact of the change of purchase policy by Innolux to diversify its display driver supply base from 2010 and the impact of the global economic downturn in 2013. However, our revenues generated from sales of display drivers for large-sized applications increased in 2012 due to the increased sales to customers in China. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2011, 2012 and 2013, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2011		2012		2013
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$270,372	42.7%	$305,247	41.4%	$228,927	29.7%
Display drivers for mobile handsets applications	169,248	26.8	177,175	24.0	232,019	30.1
Display drivers for consumer electronics applications	112,836	17.8	151,689	20.6	183,554	23.8
Others(1)	80,565	12.7	103,144	14.0	126,239	16.4
Total	$633,021	100.0%	$737,255	100.0%	$770,739	100.0%

Note:   (1)      Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics products, 2D to 3D conversion solutions, scaler, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. Innolux and its affiliates accounted for 40.8%, 34.2% and 22.6% of our revenues in 2011, 2012 and 2013, respectively. Sales to Innolux and its affiliates further decreased both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Innolux to diversify its display driver supply base and our increased sales to China customers.

	Year Ended December 31,
	2011		2012		2013
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Innolux and its affiliates	$258,156	40.8%	$251,974	34.2%	$173,976	22.6%
Customer A and its affiliates	35,908	5.7	86,069	11.7	130,259	16.9
Others	338,957	53.5	399,212	54.1	466,504	60.5
Total	$633,021	100.0%	$737,255	100.0%	$770,739	100.0%

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2011, 2012 and 2013 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2011, 2012 and 2013, approximately 62.4%, 48.4% and 36.8% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 33.1%, 45.4% and 52.0% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, bad debt expense, sales and marketing expenses and share-based compensation expenses.

Cost of Revenues

The principal items of our cost of revenues are:

● cost of wafer fabrication;

● cost of processed tape used in TAB packaging;

● cost of gold bumping, assembly and testing; and

● other costs and expenses.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets, depreciation on research and development equipment, and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2011, 2012 and 2013 were 12.4%, 9.6% and 10.4%, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with the increase in office equipment, and incur additional compliance costs required of a publicly listed company in the United States.

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2011, we recognized net recoveries of previously considered doubtful accounts from SVA-NEC of $1.5 million. In 2012, we did not recognize any bad debt expense. In 2013, we recognized bad debt expense of $0.2 million.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans, and the 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012 and September 26, 2013 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $6.8 million, $8.2 million and $9.7 million in 2011, 2012 and 2013, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 43.4% in 2011, 23.9% in 2012 and 25.8% in 2013, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax payable) was limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, and personnel training expenses. The balance of unused investment tax credits totaled $39.4 million, $22.8 million and $6.0 million as of December 31, 2011, 2012 and 2013, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward.

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006, January 1, 2008 and January 1, 2014 and expired or will expire on March 31, 2009, December 31, 2010, December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor is also entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $0.8 million, $0.002 and $0.002 for the year ended December 31, 2011, respectively, $2.9 million, $0.01 and $0.01 for the year ended December 31, 2012, respectively, and $2.4 million, $0.01 and $0.01 for the year ended December 31, 2013, respectively. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Our higher effective tax rate in 2011 was due to two reasons. One, our Taiwan subsidiaries, other than Himax Taiwan, incurred net operating losses and provided full valuation allowance for deferred tax assets. Another factor was NT dollar’s depreciation against U.S. dollar during 2011. While our reporting currency is U.S. dollar, a substantial majority of our taxes are incurred in Taiwan on the tax basis of NT dollar. More deferred tax liabilities were recognized by Himax Taiwan in 2011 because if we were to settle the monetary assets or liabilities in U.S. dollars, it would have resulted in taxable income.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2013, we based our share-based compensation cost on an assumed forfeiture rate of 12.4% per annum for RSUs issued in 2010, and 12.6% per annum for RSUs issued in 2012 and 2013 under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2011, 2012 and 2013, the fair value of the ordinary shares underlying the RSUs granted to our employees was $1.10, $1.95 and $10.15 per share, respectively, which was the closing price of our ADSs on September 28, 2011, September 26, 2012 and September 26, 2013, respectively.

Allowance for Doubtful Accounts, Sales Returns and Discounts

We reduce our revenues and accounts receivable for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns.

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008, we recognized a valuation allowance of $25.3 million for the probable credit loss relating to SVA-NEC. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that SVA Group, the ultimate parent company of SVA-NEC, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. While we recovered $1.5 million from SVA-NEC in 2011, we believe it is probable that we would not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC.

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2011, 2012 and 2013 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges (credits) to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2011	$16,727	$(1,541)	$-	$15,186
2012	$15,186	$-	$-	$15,186
2013	$15,186	$173	$-	$15,359

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions Charged to Expense	Amounts Utilized	Balance at End of Year
	(in thousands)
2011	$591	$3,385	$(3,191)	$785
2012	$785	$7,386	$(7,093)	$1,078
2013	$1,078	$7,272	$(7,421)	$929

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2011, 2012 and 2013 were approximately $9.1 million, $12.4 million and $10.8 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For CMOS image sensors and Projection displays these two asset groups, we determined that the undiscounted cash flows expected to result from the use of the asset groups significantly exceeded their respective carrying amounts. The undiscounted cash flow exceed its carrying amount were 276%, 46% and 69% for CMOS image sensors asset group as of December 31, 2011, 2012 and 2013, respectively. The undiscounted cash flow exceed its carrying amount were 254%, 31% and 45% for Projection displays asset group as of December 31, 2011, 2012 and 2013, respectively. No trigger events that would indicate potential impairment occurred for the other significant asset groups for the last three years. Consequently, we have not recognized any impairment charges on long-lived assets during the period from December 31, 2011 to December 31, 2013.

Goodwill

We evaluate goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

We have two operating segments, which are also reportable segments. We have determined that we have five reporting units. However, most of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Therefore, only the Driver IC reporting unit was tested for goodwill impairment. Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2012 and 2013 as a result of our acquisition of Spatial Photonics, Inc. during 2012. The amount of such goodwill is immaterial.

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

In order to determine the reasonableness of the fair values of the reporting units, we performed a reconciliation of the aggregate fair values of the reporting units to our market capitalization based on the quoted market price of our ordinary shares, adjusted for an appropriate control premium. In determining an appropriate control premium, we referenced the FactSet MergerStat database and Standard Industrial Classification (SIC) Code 367X to identify comparable merger and acquisition transactions effected in 2011 and 2012 prior to October 31, 2011.Within the four compared and observed semiconductor industry transactions, the control premiums ranged from 57.9% to 175.3%. The average observed control premium was approximately 94.3%.

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

For Driver IC reporting unit in 2013 and Projection displays reporting unit in 2012 and 2013, management elected to use the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. Based on such qualitative assessments, management determined that it was not more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. As such, performing the next step of the test impairment test for these reporting units was unnecessary. However, our conclusion could change in the future if market conditions change with respect to these reporting units.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2011, 2012 and 2013 is as follows:

Year	Balance at Beginning of Year	Additions (Reversal) Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
2011	$679	$(321)	$(280)	$78
2012	$78	$856	$(737)	$197
2013	$197	$364	$(440)	$121

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

As of December 31, 2012 and 2013, we have not provided for retained earnings tax on the undistributed earnings of approximately $536.5 million and $582.6 million, respectively, of our Taiwanese subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $514.9 million and $551.5 million as of December 31, 2012 and 2013, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

However, a deferred tax liability will be recognized when the Taiwanese company can no longer demonstrate that it plans to reinvest indefinitely these undistributed earnings. This amount becomes taxable when we execute other investments, share buybacks or shareholder dividends to be funded by cash distribution by our foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past four years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2012 and 2013, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $119.3 million and $79.1 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Balance at beginning of year	$6,892	$128	$791
Increase related to prior year tax positions	-	658	-
Decrease related to prior year tax positions	(6,759)	-	(215)
Settlements	-	-	(93)
Effect of exchange rate change	(5)	5	-
Balance at end of year	$128	$791	$483

With the exception of Himax Taiwan, Himax Semiconductor, Himax Technologies Korea Ltd., or Himax Korea, Himax Technologies Japan Ltd., Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp. in 2013, most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances for regular tax of $31.9 million, $30.5 million and $28.1 million as of December 31, 2011, 2012 and 2013, respectively, and valuation allowances for undistributed earnings tax of $9.6 million, $8.7 million and $10.2 million as of December 31, 2011, 2012 and 2013, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. Additional valuation allowances of $5.8 million as of December 31, 2012, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2011	2012	2013
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	80.2	76.9	75.1
Research and development	12.4	9.6	10.4
General and administrative	2.7	2.3	2.4
Bad debt expense (recovery)	(0.2)	-	-
Sales and marketing	2.3	2.1	2.4
Total costs and expenses	97.4	90.9	90.3
Operating income	2.6	9.1	9.7
Non-operating income (loss)	-	(0.2)	0.1
Income tax expense	1.1	2.1	2.5
Net income	1.5	6.8	7.3
Net loss attributable to noncontrolling interests	0.2	0.2	0.7
Net income attributable to Himax stockholders	1.7	7.0	8.0

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 4.5% to $770.7 million in 2013 from $737.3 million in 2012. The growth was a result of our customer diversification improved substantially. This increase was attributable mainly to a 26.4% increase in revenues from sales of display drivers for mobile handsets and consumer electronics applications to $415.6 million in 2013 from $328.9 million in 2012, primarily as a result of our expanding reach to end customers in Taiwan, Korea, China and Japan. The increase was also attributable to a 22.4% increase in revenues from non-driver products to $126.2 million in 2013 from $103.2 million in 2012. The increase was partially offset by a 25.0% decrease in revenues from large-sized applications to $228.9 million in 2013 from $305.2 million in 2012, primarily due to the soft global demand for TVs, monitors and notebooks. In 2013, our average selling prices increased by 1.4%, primarily as a result of changes in our product mix, and our unit shipments increased by 3.1% as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased by 3.9% to $696.4 million in 2013 from $670.2 million in 2012. As a percentage of revenues, costs and expenses decreased to 90.3% in 2013 compared to 90.9% in 2012.

●	Cost of Revenues. Cost of revenues increased to $578.9 million in 2013 from $566.7 million in 2012. The increase in cost of revenues was due primarily to a 3.1% increase in unit shipments in 2013, as compared to 2012. Inventory write-downs, which are included in cost of revenues, decreased slightly to $10.8 million in 2013 from $12.4 million in 2012. As a percentage of revenues, cost of revenues decreased to 75.1% in 2013 from 76.9% in 2012. The significant margin improvement is primarily a result of our product mix and customer diversification.

●	Research and Development. Research and development expenses increased by 13.3% to $80.4 million in 2013 from $70.9 million in 2012. This increase was primarily attributable to increases in salary expenses, mask and mold expenses and royalty expense to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

●	General and Administrative. General and administrative expenses increased by 5.9% to $18.1 million in 2013 from $17.1 million in 2012, primarily as a result of increases in salary expenses and professional expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries. The increase in professional expenses was due primarily to increasing patent filing fees and certain consulting fee.

●	Bad Debt Expense. We recognized bad debt expense of 0.2 million in 2013 and nil in 2012.

●	Sales and Marketing. Sales and marketing expenses increased by 21.9% to $18.8 million in 2013 from $15.4 million in 2012, primarily as a result of increases in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income (Loss), net. We had net non-operating income of $1.1 million in 2013 compared to a net non-operating loss of $1.2 million in 2012. We recognized an impairment loss on investment of $1.3 million in 2012. Our foreign currency exchange gains increased to $0.6 million in 2013 from an exchange loss of $0.5 million in 2012, primarily due to the net liability denominated in NT dollars as a result of the weaker NT dollar against the U.S. dollar in 2013.

Income Tax Expense. Our income tax expense increased by 23.7% to $19.5 million in 2013 from $15.7 million in 2012. Our effective income tax rate increased to 25.8% from 23.9% in 2012. This change in our effective income tax rate was primarily attributable to tax benefits recognized in 2012 for realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit that did not reoccur in 2013 and tax expenses resulting from changes in foreign currency exchange rates in 2013, which was partially offset by a lower increase in valuation allowance provided for Himax Taiwan’s deferred tax assets in 2013 compared to 2012.

Net Income. As a result of the foregoing, our net income increased to $55.9 million in 2013 from $50.1 million in 2012 and net income attributable to Himax stockholders increased to $61.5 million in 2013 from $51.6 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 16.5% to $737.3 million in 2012 from $633.0 million in 2011. The growth was a result of increasing sales in all categories of products. This increase was attributable mainly to a 16.6% increase in revenues from sales of display drivers for mobile handsets and consumer electronics applications to $328.9 million in 2012 from $282.1 million in 2011, primarily as a result of our expanding reach to end customers in China, Korea and the U.S. The increase was also attributable to a 12.9% increase in revenues from display drivers for large-sized applications to $305.2 million in 2012 from $270.4 million in 2011, mainly driven by sales to Chinese customers, which led to a gain in market share and a 28.0% increase in revenues from non-driver products to $103.2 million in 2012 from $80.5 million in 2011. In 2012, our average selling prices increased by 4.6%, primarily as a result of changes in our product mix, and our unit shipments increased by 11.4% as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased by 8.7% to $670.2 million in 2012 from $616.4 million in 2011. As a percentage of revenues, costs and expenses decreased to 90.9% in 2012 compared to 97.4% in 2011.

●	Cost of Revenues. Cost of revenues increased to $566.7 million in 2012 from $507.4 million in 2011. The increase in cost of revenues was due primarily to an 11.4% increase in unit shipments in 2012, as compared to 2011. Inventory write-downs, which are included in cost of revenues, increased to $12.4 million in 2012 from $9.1 million in 2011 primarily due to increased inventory build-up to meet projected revenues which led to more inventory write-downs. As a percentage of revenues, cost of revenues decreased to 76.9% in 2012 from 80.2% in 2011. The significant margin improvement is primarily a result of product diversification.

●	Research and Development. Research and development expenses decreased by 10.3% to $70.9 million in 2012from $79.0 million in 2011. This decrease was primarily attributable to decreases in research and development material expenses and mask and mold expenses. The decrease was partially offset by an increase in salary expenses (including share-based compensation). The increase in salary expenses was due primarily to higher average salaries.

●	General and Administrative. General and administrative expenses increased slightly by 0.3% to $17.1 million in 2012from $17.1 million in 2011, primarily as a result of increases in salary expenses and welfare expense. The increase was partially offset by a decrease in depreciation expenses. The decrease in depreciation expenses was due primarily to the useful life of prior capitalized items gradually being expired in 2012.

●	Bad Debt Expense (Recovery). We recognized net recoveries of previously considered doubtful accounts from SVA-NEC of nil in 2012 and $1.5 million in 2011.

●	Sales and Marketing. Sales and marketing expenses increased by 7.5% to $15.4 million in 2012 from $14.4 million in 2011, primarily as a result of increases in salary expenses, sample expenses and travelling expenses. The increase in salary expenses was due primarily to higher average salaries.

Non-Operating Income (Loss), net. We had a net non-operating loss of $1.2 million in 2012 compared to net non-operating income of $0.2 million in 2011. We recognized an impairment loss on investment of $1.3 million in 2012. Our foreign currency exchange losses increased to $0.5 million in 2012 from an exchange gain of $0.5 million in 2011, primarily due to the net liability denominated in NT dollars as a result of the stronger NT dollar against the U.S. dollar in 2012. Our other income increased to $0.1 million in 2012 from other losses of $0.4 million in 2011, primarily as a result of a decrease in unrealized losses on conversion options in 2012.

Income Tax Expense. Our income tax expense increased to $15.7 million in 2012 from $7.3 million in 2011. Our effective income tax rate decreased to 23.9% from 43.4% in 2011. This change in our effective income tax rate was primarily attributable to tax benefits for realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit and tax benefits resulting from changes in foreign currency exchange rates.

Net Income. As a result of the foregoing, our net income increased to $50.1 million in 2012 from $9.5 million in 2011 and net income attributable to Himax stockholders increased to $51.6 million in 2012 from $10.7 million in 2011.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousand)
Segment Revenues
Driver IC	$552,456	$634,111	$644,500
Non-Driver Products	80,565	103,144	126,239
Total	$633,021	$737,255	$770,739

	2011	2012	2013
	(in thousand)
Segment Operating Income (loss)
Driver IC	$38,401	$83,883	$89,162
Non-Driver Products	(21,793)	(16,823)	(14,819)
Total	$16,608	$67,060	$74,343

Driver IC Segment

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Segment revenues. Our revenues from the Driver IC segment increased by 1.6% to $644.5 million in 2013 from $634.1 million in 2012. This increase was attributable to a 2.3% increase in our average selling price and partially offset by a 0.7% decrease in unit shipments of our driver IC products.

Segment operating income. Operating income from the Driver IC segment increased to $89.2 million in 2013 from $83.9 million in 2012. This increase was primarily attributable to an increase in revenues and gross profit in 2013 as compared to 2012. The increase was partially offset by an increase in operating expense due to capture the increasing business opportunities. As a percentage of segment revenues, segment operating income increased to 13.8% in 2013 from 13.2% in 2012. The increase is a result of the product diversification and more profit contribution generated from certain higher panel resolution products, mainly from smartphone, tablet and automotive displays.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Segment revenues. Our revenues from the Driver IC segment increased by 14.8% to $634.1 million in 2012 from $552.5 million in 2011. This increase was attributable to a 9.8% increase in our average selling price and a 4.6% increase in unit shipments of our driver IC products.

Segment operating income. Operating income from the Driver IC segment increased to $83.9 million in 2012 from $38.4 million in 2011.This increase was primarily attributable to an increase in revenues and gross profit in 2012 as compared to 2011. As a percentage of segment revenues, segment operating income increased to 13.2% in 2012 from 7.0% in 2011. The increase is a result of the product diversification and more profit contribution generated from certain new products, like smartphone, tablet and automotive displays.

Non-Driver Products Segment

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Segment revenues. Our revenues from the Non-Driver Products segment increased by 22.4% to $126.2 million in 2013 from $103.2 million in 2012. This increase was attributable mainly to a 22.4% increase in unit shipments of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $14.8 million in 2013 from $16.8 million in 2012. Segment operating loss from Non-Driver Products as a percentage of its segment revenues decreased to 11.7% in 2013 from 16.3% in 2012, primarily due to an increase in shipments of CMOS image sensor, ASIC service, programmable gamma OP, power management IC, video SOCs and WLED driver and partially offset by an increase in operating expenses.

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

As of December 31, 2013, we had total current assets of $639.7 million, total current liabilities of $303.8 million and cash and cash equivalents of $127.3 million. As of December 31, 2013, we had total short-term debt of $105.5 million with equal amount of cash and time deposits as collateral and did not have any outstanding long-term borrowings. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by operating activities	$43,448	$52,167	$51,123
Net cash used in investing activities	(10,197)	(695)	(30,525)
Net cash used in financing activities	(24,015)	(18,931)	(32,103)
Net increase (decrease) in cash and cash equivalents	9,322	32,573	(11,417)
Cash and cash equivalents at beginning of period	96,842	106,164	138,737
Cash and cash equivalents at end of period	106,164	138,737	127,320

Operating Activities. Net cash provided by operating activities in 2013 was $51.1 million compared to $52.2 million in 2012. This decrease in net cash provided by operating activities in 2013 was due primarily to an increase in cash used for raw materials, assembly and testing process fees, operating expenses and income tax in 2013 compared to 2012, partially offset by an increase in cash collected from customers in 2013 compared to 2012. Net cash provided by operating activities in 2012 was $52.2 million compared to $43.4 million in 2011. This increase in net cash provided by operating activities in 2012 was due primarily to an increase in cash collected from customers in 2012 compared to 2011 and a decrease in cash paid for income tax in 2012 compared to 2011, partially offset by an increase in cash used for raw materials, assembly and testing process fees in 2012 compared to 2011.

Investing Activities. Net cash used in investing activities in 2013 was $30.5 million compared to $0.7 million in 2012. This increase in net cash used in investing activities in 2013 was due primarily to an increase in cash used for property and equipment $18.4 million, purchasing of investment securities $9.2 million and pledge of restricted marketable securities mainly for government grant $1.8 million in 2013 compared to 2012. Net cash used in investing activities in 2012 was $0.7 million compared to $10.2 million in 2011. This decrease in net cash used in investing activities in 2012 was due primarily to a decrease in cash used for property and equipment in 2012 compared to 2011.

Financing Activities. Net cash used in financing activities in 2013 was $32.1 million compared to $18.9 million in 2012. This increase was due primarily to an increase in distribution of cash dividends and partially offset by a decrease in payments to repurchase ordinary shares and an increase in proceeds from issuance of new shares by subsidiaries. Net cash used in financing activities in 2012 was $18.9 million compared to $24.0 million in 2011. This decrease was due primarily to a decrease in distribution of cash dividends and partially offset by an increase in payments to repurchase ordinary shares.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $18.9 million, $6.6 million and $18.4 million in 2011, 2012 and 2013, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2011, 2012 and 2013, we incurred research and development expenses of $79.0 million, $70.9 million and $80.4 million, respectively, representing12.4%, 9.6%and 10.4% of our revenues, respectively.

5.D. Trend Information

4K TVs, LED TVs, 3D TVs, smartphones, tablet PCs and automotive applications are the major themes for large, small and medium-sized panels. There will be more and more similar products on the market. In 2011, we lost share in large panel drivers because one of our major customers continued to diversify their driver IC supply base. However, benefiting from the growth in the market in China, where most of the new buildings of panel capacity took place, we gained share in the large panel sector and grew our large panel driver IC sales in 2012. In addition, we also benefited from our gains in small and medium-sized panels, especially in smartphones and tablet applications. Excluding feature phone sales, our small and medium-sized drivers grew over 50% year over year in 2012 and over 38.6% in 2013. We were able to achieve such strong performance in this area in 2013 because we were able to expand our reach to end customers across China, Korea and the U.S. However, continued growth momentum in the smart phone market has attracted more competitors to this segment. Increased competition in the smart phone segment may result in pricing pressure and loss of market share.

We also see the demand from our customers for high-resolution displays of all sizes of TFT-LCD panels to provide better user experiences. As the leading player with a track record with top global brands in display driver ICs, we are well-positioned to benefit from this trend in resolution upgrades. We have worked closely with panel partners and also tier-one brand customers to develop next-generation high-resolution mobile devices.

We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. The non-driver category is our most exciting long-term growth engine. Our non-driver products delivered the strongest growth last year owing to many new product launches and project wins. We expect that our non-driver businesses will continue to account for an increasing percentage of our sales.

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

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance-Sheet Arrangements

As of December 31, 2013, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2013, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	4,776	1,724	1,348	737	967
Purchase obligations(1)	108,786	108,786	-	-	-
Other obligations(2)	3,648	2,565	1,083	-	-
Total	117,210	113,075	2,431	737	967

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

	(2)	Includes obligations under license agreements and donations for laboratory commitments.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2011, 2012 and 2013, rental expenses for operating leases amounted to $1.2 million, $1.8 million and $2.7 million, respectively. The lease arrangements will expire gradually from 2014 to 2024. As of December 31, 2013, we agreed to make future minimum lease payments of $1.7 million, $0.7 million, $0.6 million, $0.5 million and $0.3 million in 2014, 2015, 2016, 2017 and 2018, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2013, the remaining commitments under such contracts were $4.0 million. These outstanding contracts had a total contract value of $4.4 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2013, our contractual obligations pursuant to such arrangements amounted to approximately $86.5 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2013 were $2.0 million compared to $1.8 million and $1.8 million in 2012 and 2011, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2013 were $2.1 million compared to $2.0 million and $1.9 million in 2012 and 2011, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of the consumer price index in Taiwan was 1.4%, 1.9% and 0.8% in 2011, 2012 and 2013, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2014. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	56	Chairman of the Board
Jordan Wu	53	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	65	Director
Yuan-Chuan Horng	62	Director
Hsiung-Ku Chen	62	Director
Chih-Chung Tsai	58	Chief Technology Officer, Senior Vice President
Jackie Chang	54	Chief Financial Officer
Norman Hung	56	Vice President, Sales and Marketing

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

Hsiung-Ku Chen is our director. He has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen specializes in areas including Thin Film Transistor Technology, Liquid Crystal Display Technology, IC Process Technology and Patent Laws and Regulations, etc. He has dedicated himself to the researching and performing practice of the TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director and special assistant of the director’s office in the Electronics Research & Service Organization of the Industrial Technology Research Institute for over 20 years and was the leader of many research projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve as a supervisor of Himax Technologies Limited from April 2003 to December 2003 and as a director from December 2003 to October 2005. Dr. Chen was also the Special Assistant of the CEO Office at Etron Technology, Inc. from 2005 to 2007. Dr. Chen had served as consultants in various organizations, including Color Display Industry Promotion Office and the Intellectual Property Innovation Corporation. Currently, Dr. Chen serves as consultant of color Imaging Industry Promotion Office.

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

Jackie Chang is our chief financial officer. Before joining Himax, Ms. Chang served as the CFO of Castlink Corporation and Tongxing International, as well as the VP of Finance and Operations for PlayHut, Inc. Prior to joining PlayHut, Ms. Chang was General Manager –Treasury Control for Nissan North America. She held several positions in Nissan North America from 1994 to 2006 including finance, treasury planning, operations and accounting. She worked at Nissan JV in China from 2003 to 2006, where she implemented IFRS and SAP successfully. She holds a BBA in accounting from the National Chung-Hsing University in Taiwan and an MBA in Finance from Memphis State University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate cash compensation that we paid to our executive officers was approximately $0.7 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2013, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs that we granted in 2013 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares as of August 10, 2009. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	5,911	11,822	-
Jordan Wu	7,332	14,664	-
Dr. Yan-Kuin Su	-	-	-
Yuan-Chuan Horng	-	-	-
Hsiung-Ku Chen	-	-	-
Chih-Chung Tsai	23,645	11,822	35,468
Jackie Chang	11,626	5,812	17,440
Norman Hung	3,818	7,636	-

6.C. Board Practices

General

Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

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

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng, Hsiung-Ku Chen and Dr. Yan-Kuin Su. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	electing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation SK under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

●	reporting regularly to the board of directors; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su, and Hsiung-Ku Chen. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

●	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

●	reviewing and determining bonuses for our officers and other employees;

●	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

●	administering our equity incentive plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Hsiung-Ku Chen, and Dr. Yan-Kuin Su. We intend to follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules which requires that nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending to our board of directors nominees for election or re-election, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors the current composition of our board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

●	identifying and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

6.D. Employees

As of December 31, 2011, 2012 and 2013, we had 1,423, 1,431 and 1,638 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2013:

Function	Number
Research and development(1)	988
Engineering and manufacturing(2)	259
Sales and marketing(3)	269
General and administrative	122
Total	1,638

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

	(3)	Includes field application engineers.

Share-Based Compensation Plans

Himax Technologies, Inc. 2005 and 2011 Long-Term Incentive Plan

We adopted two long-term incentive plans in October 2005 and September 2011, however, the 2005 plan was terminated in October 2010. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

Purpose of the Plan. The purpose of the plan is to advance our interests and those of our shareholders by:

●	providing the opportunity for our employees, directors and service providers to develop a sense of proprietorship and personal involvement in our development and financial success and to devote their best efforts to our business; and

●	providing us with a means through which we may attract able individuals to become our employees or to serve as our directors or service providers and providing us a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain share ownership, thereby strengthening their concern for our welfare.

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

The exercise price for each option will be:

●	based on 100% of the fair market value of the shares on the date of grant;

●	set at a premium to the fair market value of the shares on the date of grant; or

●	indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

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

We made grants of 867,771 RSUs to our employees on September 26, 2013. The vesting schedule for such RSU grants is as follows: 88.90% of the RSU grants vested immediately and was settled by cash in the amount of $7.8 million on the grant date, with the remainder vesting equally on each of September 30, 2014, 2015 and 2016, which will be settled by our ordinary shares, subject to certain forfeiture events

Dividend Equivalents. Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the committee, provided that unvested RSUs are currently not entitled to dividend equivalents. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2014, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,119,886	20.9%
Jordan Wu	28,181,114	8.3%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Chih-Chung Tsai	7,136,260	2.1%
Jackie Chang	24,378	-
Norman Hung	448,610	0.1%

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

As of March 31, 2014, 341,049,418 of our shares were outstanding. We believe that, of such shares, 203,160,406 shares in the form of ADSs were held by approximately 52,731 holders in the United States as of March 31, 2014.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2014, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,119,886	20.9%
Jordan Wu(2)	28,181,114	8.3%
All directors and executive officers as a group	107,826,352	31.6%

Note:	(1)
Dr. Biing-Seng Wu directly owns 70,358 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd, respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,119,886 ordinary shares, representing approximately 20.9% of the outstanding ordinary shares.

(2)
Jordan Wu beneficially owns 26,400,384 ordinary shares and 1,780,730 ordinary shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu. Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,181,114 ordinary shares, representing approximately 8.3% of the outstanding ordinary shares.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

On June 19, 2013, Innolux disposed of its entire holding shares of ours, so that Innolux ceased to be our shareholder and Innolux and its affiliates was not a related party since that day. The related transactions for 2013 were disclosed as of June 19, 2013.

Innolux and Related Companies

Innolux

We sold display drivers to Innolux. We generated net sales to Innolux in the amount of $26.7 million in 2013.

We lease office space, facilities and inventory locations from Innolux and certain of its subsidiaries. Rent and utility expenses resulting from such leases in 2013 were $0.4 million.

In 2013, we purchased consumable and miscellaneous items amounting to $8,000 from Innolux and other related parties.

CMO-NingBo

CMO-NingBo is a subsidiary of Innolux. We sell display drivers to CMO-NingBo. We generated net sales to CMO-NingBo in the amount of $32.0 million in 2013.

CMO-NanHai

CMO-NanHai is a subsidiary of Innolux. We sell display drivers to CMO-NanHai. We generated net sales to CMO-NanHai in the amount of $10.6 million in 2013.

NingBo Chi Hsin Electronics Ltd.

NingBo Chi Hsin Electronics Ltd., or Chi Hsin-NingBo, is a subsidiary of Innolux. We sell display drivers for certain audio and visual and mobile applications to Chi Hsin-NingBo. We generated net sales to Chi Hsin-NingBo in the amount of $2.5 million in 2013.

NingBo Chi Mei Electronics Ltd.

NingBo Chi Mei Electronics Ltd., or CME-NingBo, is a subsidiary of Innolux. We sell display drivers for large-sized applications to CME-NingBo. We generated net sales to CME-NingBo in the amount of $6.4 million in 2013.

TPO Displays (Shanghai) Ltd.

TPO Displays (Shanghai) Ltd., or TPO Shanghai, is a subsidiary of Innolux. We sell display drivers for consumer electronics applications to TPO Shanghai. We generated net sales to TPO Shanghai in the amount of $5.6 million in 2013.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital ;

•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;

•	dividends for preferred shares, if any; and

•	cash or stock bonus to employees (in an amount no more than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount no more than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” since March 31, 2006. The table below sets forth, for the periods indicated the high and low market prices and the average daily volume of trading activity on the NASDAQ Global Select Market for the shares represented by ADSs.

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2009	3.97	1.32	529.6
2010	3.28	2.00	297.0
2011	2.69	0.97	293.1
2012	2.46	0.99	337.3
First quarter	2.34	0.99	639.1
Second quarter	2.45	1.75	298.4
Third quarter	2.10	1.47	151.2
Fourth quarter	2.46	1.77	265.1
2013	15.23	2.40	6,410.8
First quarter	5.45	2.40	1,921.1
Second quarter	8.19	4.76	5,428.6
Third quarter	11.06	5.10	9,993.2
Fourth quarter	15.23	8.13	8,019.7
October	11.49	9.16	8,501.9
November	10.49	8.13	6,189.0
December	15.23	9.91	9,235.2

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2014
First quarter	16.15	11.22	7,847.8
January	15.33	12.72	8,429.2
February	15.18	13.26	6,628.6
March	16.15	11.22	8,369.3
April(through April 11)	12.19	10.36	5,829.9

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

United States Federal Income Taxation

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not address any aspect of the “Medicare contributions tax” on “net investment income.” In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ten percent or more of our voting stock; or

●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2013.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2013, more than 99.0% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2013, approximately 58% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2013, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2013, we accrued other receivable of $0.5 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

●	legal, audit and other fees incurred in connection with preparation of Form 20-F and annual reports and ongoing SEC compliance and listing requirements;

●	director and officer insurance;

●	stock exchange listing fees;

●	non-deal roadshow expenses;

●	costs incurred by financial printer and share certificate printer;

●	postage for communications to ADR holders;

●	costs of retaining third-party public relations, investor relations and/or corporate communications advisory firms in the U.S.; and

●	costs incurred in connection with participation in retail investor shows and capital markets days.

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

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

●	provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated April 15, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
April 15, 2014

Changes in Internal Control over Financial Reporting

In 2013, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2012 and 2013.

	Year ended December 31,
Services	2012	2013
Audit Fees(1)	$735,000	$737,000
All Other Fees(2)	4,000	40,000
Tax Fees(3)	2,000	-
Total	$741,000	$777,000

Note:	(1)
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

	(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports, conflict mineral investigation execution and review ROC Investment Commission required filing.

	(3)	Tax Fees. This category consists of fees for general tax planning and advice.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2014, we had repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the two share buyback programs for each of the specified periods.

				(d)
				Approximate
			© Total Number	Dollar Value of
			of ADSs	ADSs That May
	(a) Total		Purchased as	Yet Be
	Number of		Part of Publicly	Purchased
	ADSs	(b) Average Price	Announced Plans	Under the Plans
Period	Purchased	Paid per ADS	or Programs	or Programs
2011 Share Buyback Program:
January 3, 2012 to January 31, 2012	2,451,652	$1.31	6,218,862	$17,185,592
February 1, 2012 to February 27, 2012	1,873,787	$1.61	8,092,649	$14,172,391
March 6, 2012 to March 30, 2012	186,345	$1.75	8,278,994	$13,847,214

				(d)
				Approximate
			© Total Number	Dollar Value of
			of ADSs	ADSs That May
	(a) Total		Purchased as	Yet Be
	Number of		Part of Publicly	Purchased
	ADSs	(b) Average Price	Announced Plans	Under the Plans
Period	Purchased	Paid per ADS	or Programs	or Programs
April 3, 2012 to April 25, 2012	120,968	$1.96	8,399,962	$13,610,673
May 7, 2012 to May 31, 2012	83,839	$1.99	8,483,801	$13,444,651
June 1, 2012 to June 28, 2012	399,340	$1.86	8,883,141	$12,703,233
July 12, 2012 to July 31, 2012	169,188	$1.55	9,052,329	$12,442,204
August 1, 2012 to August 29, 2012	45,416	$1.72	9,097,745	$12,364,315
September 4, 2012 to September 26, 2012	48,276	$1.92	9,146,021	$12,272,014
October 1, 2012 to October 25, 2012	228,759	$1.94	9,374,780	$11,830,123
November 1, 2012 to November 13, 2012	113,876	$1.94	9,488,656	$11,609,979

16.F. Chang in Registrant’s Certified Accountant

Not applicable.

16.G. Corporate Governance

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules are summarized as follows:

●	We follow home country practice that permits our board of directors to have less than a majority of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors.

●	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

●	We follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors.
●	We follow home country practice that permits a nominations committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules, in lieu of complying with Rule 5605(e)(1)(B) of the Nasdaq Rules that requires the nominations committees of U.S. companies to be comprised solely of independent directors.

16.H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 15, 2014.

(b) Consolidated Balance Sheets as of December 31, 2012 and 2013.

(c) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013.

(g) Notes to Consolidated Financial Statements.

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

4.1	Himax Technologies, Inc. 2011 Long-Term Incentive Plan. (Incorporated herein by reference to Exhibit 99.3 to the Registrant’s report of foreign private issuer on Form 6-k filed on July 18, 2011.)

4.2*
Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)

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

*Confidential treatment has been requested for portions of this exhibit.

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

Date: April 15, 2014

HIMAX TECHNOLOGIES, INC.

101

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(With Report of Independent Registered
Public Accounting Firm Thereon)

102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (the “Company”) and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
April 15, 2014

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2013
(in thousands of US dollars)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$138,737	127,320
Investments in marketable securities available-for-sale	172	788
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $16,090 and $16,288 at December 31, 2012 and 2013, respectively	135,747	200,725
Accounts receivable from related parties, less allowance for sales returns and discounts of $174 and nil at December 31, 2012 and 2013, respectively	73,258	-
Inventories	116,671	177,399
Deferred income taxes	15,374	9,974
Restricted cash, cash equivalents and marketable securities	74,100	108,399
Prepaid expenses and other current assets	13,029	15,052
Total current assets	567,088	639,657

Investment in non-marketable equity securities	12,688	21,877
Equity method investments	283	190
Property, plant and equipment, net	52,609	60,588
Deferred income taxes	4,303	2,135
Goodwill	28,138	28,138
Other intangible assets, net	8,143	5,234
Restricted marketable securities	173	135
Other assets	1,173	1,373
	107,510	119,670
Total assets	$674,598	759,327

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2012 and 2013
(in thousands of US dollars, except share and per share data)

	December 31,
	2012	2013
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$73,000	105,500
Accounts payable	135,546	151,290
Income taxes payable	9,766	16,932
Deferred income taxes	80	45
Other accrued expenses and other current liabilities	23,725	30,066
Total current liabilities	242,117	303,833
Income taxes payable	591	483
Accrued pension liabilities	242	306
Deferred income taxes	409	185
Other liabilities	3,081	2,305
Total liabilities	246,440	307,112

Redeemable noncontrolling interest	-	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 339,149,508 shares and 341,049,418 shares outstanding at December 31, 2012 and 2013, respectively	107,010	107,010
Additional paid-in capital	104,911	106,636
Treasury shares, at cost (17,549,974 shares and 15,650,064 shares at December 31, 2012 and 2013, respectively)	(12,469)	(11,120)
Accumulated other comprehensive loss	(137)	(412)
Unappropriated retained earnings	228,628	247,710
Total Himax Technologies, Inc. stockholders’ equity	427,943	449,824
Noncontrolling interests	215	(1,265)
Total equity	428,158	448,559
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and equity	$674,598	759,327

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2011	2012	2013

Revenues:
Revenues from third parties, net	$374,788	485,281	684,184
Revenues from related parties, net	258,233	251,974	86,555
Total revenues	633,021	737,255	770,739

Costs and expenses:
Cost of revenues	507,449	566,700	578,886
Research and development	79,042	70,913	80,368
General and administrative	17,095	17,139	18,147
Bad debt expense (recovery)	(1,541)	-	173
Sales and marketing	14,368	15,443	18,822
Total costs and expenses	616,413	670,195	696,396

Operating income	16,608	67,060	74,343

Non operating income (loss):
Interest income	556	317	527
Gains (losses) on sale of marketable securities, net	350	648	(8)
Equity in losses of equity method investees	(349)	(128)	(122)
Impairment loss on investments	-	(1,299)	-
Foreign currency exchange gains (losses), net	466	(452)	643
Interest expense	(455)	(352)	(401)
Other income (loss), net	(368)	92	418
	200	(1,174)	1,057
Earnings before income taxes	16,808	65,886	75,400
Income tax expense	7,301	15,748	19,476
Net income	9,507	50,138	55,924
Net loss attributable to noncontrolling interests	1,199	1,458	5,552
Net income attributable to Himax Technologies, Inc. stockholders	$10,706	51,596	61,476

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.15	0.18
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.15	0.18
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.06	0.30	0.36
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.06	0.30	0.36

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars)

	Year Ended December 31,
	2011	2012	2013

Net income	$9,507	50,138	55,924
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:	(655)	(589)	(4)
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	(305)	59	(12)
Reclassification adjustment for realized losses (gains) included in net income	(350)	(648)	8
Foreign currency translation adjustments, net of tax of nil	128	50	161
Net unrecognized actuarial gain (loss), net of tax of $(125), $8 and $(99) in 2011, 2012 and 2013, respectively	(573)	233	(401)
Comprehensive income	8,407	49,832	55,680
Comprehensive loss attributable to noncontrolling interests	1,261	1,461	5,521
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$9,668	51,293	61,201

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars and shares, except per share data)

								Total Himax
						Accumulated		Technologies,
	Ordinary shares		Additional	Treasury shares		other	Unappropriated	Inc.
			paid-in			comprehensive	retained	stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Balance at January 1, 2011	353,843	106,153	100,291	-	-	1,204	198,230	405,878	1,098	406,976
Shares acquisition	-	-	-	(7,534)	(4,627)	-	-	(4,627)	-	(4,627)
Shares retirement	(114)	(34)	(91)	114	125	-	-	-	-	-
Restricted stock vested	2,971	891	(891)	-	-	-	-	-	-	-
Share-based compensation expenses	-	-	4,124	-	-	-	-	4,124	66	4,190
New shares issued by subsidiary	-	-	-	-	-	-	-	-	53	53
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(382)	-	-	-	-	(382)	1,665	1,283
Declaration of cash dividends, $0.060 per share	-	-	-	-	-	-	(21,224)	(21,224)	-	(21,224)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	10,706	10,706	(1,199)	9,507
Other comprehensive loss	-	-	-	-	-	(1,038)	-	(1,038)	(62)	(1,100)
Balance at December 31, 2011	356,700	$107,010	103,051	(7,420)	(4,502)	166	187,712	393,437	1,621	395,058

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars and shares, except per share data)

								Total Himax
						Accumulated		Technologies,
	Ordinary shares		Additional	Treasury shares		other	Unappropriated	Inc.
			paid-in			comprehensive	retained	stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Shares acquisition	-	-	-	(11,443)	(8,886)	-	-	(8,886)	-	(8,886)
Restricted stock vested	-	-	(919)	1,313	919	-	-	-	-	-
Share-based compensation expenses	-	-	1,936	-	-	-	-	1,936	-	1,936
New shares issued by subsidiary	-	-	342	-	-	-	-	342	23	365
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	501	-	-	-	-	501	32	533
Declaration of cash dividends, $0.032 per share	-	-	-	-	-	-	(10,680)	(10,680)	-	(10,680)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	51,596	51,596	(1,458)	50,138
Other comprehensive loss	-	-	-	-	-	(303)	-	(303)	(3)	(306)
Balance at December 31, 2012	356,700	$107,010	104,911	(17,550)	(12,469)	(137)	228,628	427,943	215	428,158

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars and shares, except per share data)

								Total Himax
						Accumulated		Technologies,
	Ordinary shares		Additional	Treasury shares		other	Unappropriated	Inc.
			paid-in			comprehensive	retained	stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(1,349)	1,900	1,349	-	-	-	-	-
Share-based compensation expenses	-	-	1,838	-	-	-	-	1,838	2	1,840
Excess tax benefits from restricted stock vested	-	-	1,271	-	-	-	-	1,271	-	1,271
New shares issued by subsidiary	-	-	2,426	-	-	-	-	2,426	3,819	6,245
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(2,461)	-	-	-	-	(2,461)	220	(2,241)
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	-	(42,394)	(42,394)	-	(42,394)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	61,476	61,476	(5,552)	55,924
Other comprehensive income (loss)	-	-	-	-	-	(275)	-	(275)	31	(244)
Balance at December 31, 2013	356,700	$107,010	106,636	(15,650)	(11,120)	(412)	247,710	449,824	(1,265)	448,559

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars)

	Year Ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income	$9,507	50,138	55,924
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,795	13,299	14,309
Bad debt expense	-	-	173
Share-based compensation expenses	4,190	1,936	1,840
Loss on disposals of property and equipment	121	36	88
Gain on disposals of equity method investment	(313)	-	(54)
Loss (gain) on disposals of marketable securities, net	(350)	(648)	8
Unrealized loss (gain) on conversion option	934	(28)	-
Interest income from amortization of discount on investment in corporate bonds	(170)	(101)	-
Impairment loss on investment	-	1,299	-
Equity in losses of equity method investees	349	128	122
Valuation gain on financial liabilities	-	-	(160)
Issuance of new shares by subsidiary for royalties	-	-	49
Deferred income tax expense	6,492	8,851	7,409
Inventories write downs	9,138	12,418	10,759
Changes in operating assets and liabilities:
Accounts receivable	(21,068)	(34,467)	(65,106)
Accounts receivable from related parties	16,181	6,591	73,267
Inventories	(4,135)	(16,104)	(71,488)
Prepaid expenses and other current assets	951	1,421	(1,857)
Accounts payable	18,431	1,192	15,744
Income taxes payable	(5,616)	6,711	7,055
Other accrued expenses and other current liabilities	(2,092)	(172)	2,812
Other liabilities	(1,897)	(333)	229
Net cash provided by operating activities	43,448	52,167	51,123
Cash flows from investing activities:
Purchases of property and equipment	(18,859)	(6,560)	(18,412)
Proceeds from disposals of property and equipment	7	1	-
Purchases of available-for-sale marketable securities	(17,490)	(19,609)	(22,410)
Disposals of available-for-sale marketable securities	25,834	25,043	21,792
Disposals of equity method investments	371	-	-
Purchases of investment securities	-	(3)	(9,189)
Proceeds from (repayments of) refundable deposits, net	34	(106)	(541)
Pledges of restricted cash, cash equivalents and marketable securities	(94)	(7)	(1,761)
Cash increase (decrease) resulting from change in consolidated entity	-	546	(4)
Net cash used in investing activities	(10,197)	(695)	(30,525)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2011, 2012 and 2013
(in thousands of US dollars)

	Year Ended December 31,
	2011	2012	2013

Cash flows from financing activities:
Payments of cash dividends	$(21,224)	(10,680)	(42,394)
Excess tax benefits from share-based compensation	-	-	1,271
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	17	97	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	3,224	436	64
Purchases of subsidiary shares from noncontrolling interests	(1,958)	(14)	(896)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(26,700)	11,200	(32,500)
Proceeds from issuances of new shares by subsidiaries	53	116	9,852
Payments to repurchase ordinary shares	(4,627)	(8,886)	-
Proceeds from short-term debt	277,200	304,000	352,320
Repayments of short-term debt	(250,000)	(315,200)	(319,820)
Net cash used in financing activities	(24,015)	(18,931)	(32,103)
Effect of foreign currency exchange rate changes on cash and cash equivalents	86	32	88
Net increase (decrease) in cash and cash equivalents	9,322	32,573	(11,417)
Cash and cash equivalents at beginning of year	96,842	106,164	138,737
Cash and cash equivalents at end of year	$106,164	138,737	127,320
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$490	352	401
Income taxes	$6,326	456	3,272
Supplemental disclosures of non-cash investing activities:
Issuance of ordinary shares by Himax Display, Inc. to acquire the net assets of Spatial Photonics, Inc.	$-	270	-

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2012	2013

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	Sales	South Korea	100.00%	100.00%
Himax Technologies Japan Ltd.	Sales	Japan	-	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	81.53%	76.70%
Integrated Microdisplays Limited	LCOS sales	Hong Kong	81.53%	76.70%
Himax Display (USA) Inc. (1)	MEMS design	Delaware, USA	81.53%	76.70%
Himax Analogic, Inc.	IC design and sales	ROC	74.60%	83.17%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Imaging, Ltd.	IC design and sales	ROC	87.95%	88.07%
Himax Imaging Corp.	IC design	California, USA	100.00%	88.07%
Argo Limited	Investments	Cayman Islands	100.00%	100.00%
Tellus Limited	Investments	Cayman Islands	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2012	2013
Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	78.28%	92.37%
Himax Media Solutions (Hong Kong) Limited (2)	Investments	Hong Kong	78.28%	-
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Iris Optronics Co., Ltd. (3)	E-paper manufacturing and sales	ROC	22.22%	-

(1)	Spatial Photonics, Inc. has was renamed Himax Display (USA) Inc. on July 3, 2012.

(2)	Himax Media Solutions (Hong Kong) Limited was deregistered and dissolved on October 25, 2013.

(3)
Iris Optronics Co., Ltd. (“Iris”) was incorporated on May 18, 2012 and the paid-in capital was $153 thousand. The Company initially had a controlling financial interest in Iris because it had a majority voting interest at Iris board of directors. As a result, Iris was included in the Company’s consolidated financial statements since that date. On October 7, 2013, the Company no longer had a majority voting interest at Iris board of directors level, but still has the ability to exercise significant influence over the operating and financial policies of Iris. Therefore, the Company ceased consolidating Iris in its consolidated financial statements and now accounts for its investment in Iris using the equity method. The Company re-measured its investment in Iris at fair value due to the change in control and recognized a re-measurement gain.

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS effect from August 10, 2009.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

Note 2.	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the fair value of financial instruments, the recoverability of deferred income tax assets, property, plant and equipment, inventory, the fair value of share-based compensation, the fair value of acquired tangible and intangible assets, potential impairment of intangible assets, goodwill, marketable securities and other investment securities and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2012 and 2013, the Company had $45,000 thousand and $35,684 thousand of cash equivalents, respectively, in US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2012 and 2013, cash, including time deposits in the amount of $73,000 thousand and $105,500 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(d)	Investment Securities

Investment securities as of December 31, 2012 and 2013 consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value.

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

As of December 31, 2012 and 2013, the Company had $1,273 thousand and $3,034 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

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

A decline in value of a security below cost that is deemed to be other than temporary will result in an impairment to reduce the carrying amount to fair value. To determine whether any impairment is other-than-temporary, management considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts, when developing estimates of cash flows to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 2 to 10 years, others 2 to 10 years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 6 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(h)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the business combination of the Company’s acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.) in 2007 and Himax Display (USA) Inc. (formerly Spatial Photonics, Inc.) in 2012, that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The Company tests goodwill for impairment on the end day of October each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this ASU in 2012.

When testing goodwill for impairment, management may accesses qualitative factors for some or all of its reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, management may bypass this qualitative assessment for some or all of its reporting units and perform step 1 of the two-step goodwill impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

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

In 2011, as further described in Note 2(s) below, the Company determined that the Company has two operating segments, which are also reportable segments. The Company has determined that three of the components in Segment Driver IC are economically similar and are aggregately deemed as a single reporting unit. As a result, the Company has five reporting units which are Driver IC, Projection displays, CMOS image sensors and wafer level optics, Chipsets for TVs and Monitors, and Others.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Management assigned the Company’s assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill from acquisition of Himax Semiconductor, Inc. has been assigned to Driver IC reporting unit and goodwill from acquisition of Himax Display (USA) Inc. has been assigned to Projection displays reporting unit because those reporting units are expected to benefit from the synergies of the business combinations.

For Projection displays reporting unit in 2012 and 2013 as well as Driver IC reporting unit in 2013, management qualitatively assessed whether it is more likely than not that the respective fair values of these reporting units are less than their carrying amounts, including goodwill. Based on that assessment, management determined that this condition, for these reporting units, does not exist. As such, performing the first step of the two-step test impairment test for these reporting units was unnecessary.

For Driver IC reporting unit in 2011 and 2012, management compared the carrying value of individual reporting unit, inclusive of assigned goodwill, to its respective fair value - step 1 of the two-step impairment test, and concluded that goodwill was not impaired.

The discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units. Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

When performing income approach for each reporting unit, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly reviewed by management. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to investing their capital in reporting units.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The following is a summary of activity in goodwill by reportable segment.

		Non-driver	Consolidated
	Driver IC	products	Total
	(in thousands)

Balance, December 31, 2011	$26,846	-	26,846
Balance, December 31, 2012	$26,846	1,292	28,138
Balance, December 31, 2013	$26,846	1,292	28,138

(i)	Other Intangible Assets

Acquired intangible assets include patents, developed technology, customer relationship assets and in-process research and development (IPR&D) acquired in a business combination at December 31, 2012 and 2013. Intangible assets with a definite life are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

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

December 31, 2011, 2012 and 2013

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013, were $59 thousand, $73 thousand and $15 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carry-forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as income tax expense in the consolidated statement of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2011	2012	2013

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$10,706	51,596	61,476
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	353,771	341,056	340,423
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.15	0.18

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method. In 2011, the unvested 437,029 RSUs (represents 874,058 ordinary shares) which will vest in 2012 were excluded as their effect would be anti-dilutive.

	Year Ended December 31,
	2011	2012	2013

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$10,706	51,596	61,476
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	353,771	341,056	340,423
Unvested RSUs (in thousands)	56	468	3,195
	353,827	341,524	343,618
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.03	0.15	0.18

(r)	Share-Based Compensation

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

December 31, 2011, 2012 and 2013

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2011	2012	2013

Net income attributable to Himax Technologies, Inc. stockholders	$10,706	51,596	61,476
Transfers (to) from the noncontrolling interests:
Increase (decrease) in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	2,150	501	(1,455)
Decrease in Himax Technologies, Inc.’s paid-in capital for purchase of shares of subsidiaries	(2,532)	-	(1,006)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$10,324	52,097	59,015

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(u)	Fair Value Measurements

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

December 31, 2011, 2012 and 2013

Note 3.	Acquisition

On July 3, 2012, the Company completed the acquisition of all of the outstanding common shares of Spatial Photonics, Inc. (“SP”) with a total consideration approximating $5.7 million that included newly issued ordinary shares in Himax Display, Inc. and cash. Himax Display Inc. issued 6,762,537 ordinary shares valued at $270 thousand. The fair value of Himax Display Inc.’s ordinary shares was determined using the assistance of an independent appraiser using the discounted cash flow method. The Company’s previously held equity interests in SP was re-measured at fair value, which was determined using the assistance of an independent appraiser using the equity value allocation method at acquisition date. The re-measurement loss on the previously held equity interests in SP was $1,061 thousand which is included in other non-operating loss within “impairment loss on investment” in the consolidated statements of income.

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

The following table summarizes the consideration paid for HDI (USA) and the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

At July 3, 2012
(in thousands)

Consideration:
Fair value of previously held equity interests	$5,439
Fair value of Himax Display Inc.’s ordinary shares	270
Cash	3
Total consideration transferred	5,712

Acquisition related costs included in G&A expense	$347

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$632
Property and equipment	267
Other assets	35
Intangible assets	6,157
Current liabilities	(78)
Other liabilities	(1,610)
Deferred income taxes	(983)
Total identifiable net assets acquired	4,420
Goodwill	$1,292

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Acquired tangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser. The multi-period excess earnings method was used in applying the income approach to determine the fair value of acquired intangible assets. Significant assumptions inherent in the valuation method for acquired intangible assets are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates. When performing the multi-period excess earnings method for acquired intangible assets, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly reviewed by management. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to investing their capital in reporting units. The Company used a discount rate based on the weighted average cost of capital, which was 22.0% for developed technology and 23.0% for in-process R&D asset.

Of the $6,157 thousand of the acquired intangible assets, $722 thousand was assigned to in-process R&D asset that is capitalized as an indefinite-lived intangible asset until completion or abandonment of the associated project. The remaining acquired intangible assets, core and developed technology, will be amortized based on a weighted-average useful life of approximately 7 years. Himax Display paid a premium for this acquisition because of expected synergistic benefits, including diversified its technology and product mix. Goodwill is not expected to be deductible for tax purpose.

The property and equipment was valued at the current replacement cost for similar capacity. The replacement cost was estimated based on the Company’s actual historical cost less estimated accumulated depreciation.

The following unaudited pro forma results of operations for the years ended December 31, 2011 and 2012 are presented as if the acquisition had been consummated on January 1, 2011, (dollars in thousands except per share amounts):

	Year ended December 31, (unaudited)
	2011	2012

Net revenues	$633,177	737,255
Net income attributable to Himax Technologies, Inc. stockholders	$2,895	49,262
Basic and diluted earnings per share attributable to Himax Technologies, Inc. stockholders	$0.01	0.14

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of the Company or HDI (USA). Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of HDI (USA) been combined during the periods presented, nor is it necessarily indicative of future consolidated results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 4.	Investments in Marketable Securities Available-for sale

Following is a summary of marketable securities as of December 31, 2012 and 2013:

	December 31, 2012
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)

Time deposit with original maturities more than three months	$150	22	-	172

	December 31, 2013
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)

Time deposit with original maturities more than three months	$771	17	-	788

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2012 and 2013 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2011, 2012 and 2013 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Year 2011	$25,834	420	(70)
Year 2012	$19,612	35	(32)
Year 2013	$21,792	17	(25)

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2011, 2012 and 2013 follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Allowance for doubtful accounts

	Balance at	Charges		Balance at
	beginning	(credits) to	Amounts	end of
Period	of year	earnings	utilized	year
	(in thousands)

Year 2011	$16,727	(1,541)	-	15,186
Year 2012	$15,186	-	-	15,186
Year 2013	$15,186	173	-	15,359

Allowance for sales returns and discounts

	Balance at			Balance at
	beginning		Amounts	end of
Period	of year	Additions	utilized	year
	(in thousands)

Year 2011	$591	3,385	(3,191)	785
Year 2012	$785	7,386	(7,093)	1,078
Year 2013	$1,078	7,272	(7,421)	929

Note 6.	Equity Method Investments

As of December 31, 2012 and 2013, equity method investments consisted of the following:

	December 31,
	2012		2013
		Holding		Holding
	Amount	%	Amount	%

Create Electronic Optical Co., Ltd.	$283	21.11	172	21.11
Iris (See Note 1)	-	-	18	6.41
	$283		190

The Company disposed of Hangzhou Crystal Display Technology Co., Ltd. equity to its other shareholders in June 2011 and resulted in $313 thousand gain on disposal of the equity, which was presented in other income of the consolidated statements of income.

Create Electronic Optical Co., Ltd. (C.E.O.) is a camera module supplier. At investment date, the difference between the carrying amount of the Company’s investment in C.E.O. and the underlying equity in the net assets of C.E.O. was $370 thousand which was resulting from C.E.O.’s identifiable intangible assets and was amortized over 3 years. At the December 31, 2013, the excess of cost of such investment in C.E.O. over the Company’s share of the net assets of C.E.O. was fully amortized.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

As described in Note 1, Iris was deconsolidated at October 7, 2013, and a re-measurement gain of $54 thousand was recognized in other income of the consolidated statements of income.

As of December 31, 2013, it was not practicable for management to estimate the fair values of the Company’s investments in C.E.O. and Iris due to the lack of quoted market price and the inability to estimate the fair values without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

Note 7.	Inventories

As of December 31, 2012 and 2013, inventories consisted of the following:

	December 31,
	2012	2013
	(in thousands)

Finished goods	$39,988	53,957
Work in process	60,227	70,388
Raw materials	16,424	52,994
Supplies	32	60
	$116,671	177,399

Inventory write-downs were $9,138 thousand, $12,418 thousand and $10,759 thousand for the years ended December 31, 2011, 2012 and 2013, respectively, and are included in cost of revenues.

Note 8.	Other Intangible Assets, Other than Goodwill

	December 31, 2012
		Weighted
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	5,762
Customer relationship	8,100	7 years	6,847
Patents	842	6 years	686
Total	$20,716		13,295
Unamortized intangible assets:
In-process research and development	$722

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	December 31, 2013
		Weighted
	Gross	average
	carrying	amortization	Accumulated
	amount	period	amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	7,430
Customer relationship	8,100	7 years	8,004
Patents	842	6 years	770
Total	$20,716		16,204
Unamortized intangible assets:
In-process research and development	$722

Amortization expense for the years ended December 31, 2011, 2012 and 2013 was $2,180 thousand, $2,508 thousand and $2,909 thousand, respectively. Estimated amortization expense for the next five years is $953 thousand in 2014, and $783 thousand in 2015, 2016, 2017 and 2018.

Note 9.	Property, Plant and Equipment

	December 31,
	2012	2013
	(in thousands)

Land	$14,328	14,328
Building and improvements	17,740	18,109
Machinery	31,494	39,530
Research and development equipment	18,020	23,030
Software	10,540	12,080
Office furniture and equipment	7,681	9,125
Others	17,282	19,362
	117,085	135,564
Accumulated depreciation and amortization	(66,420)	(76,997)
Prepayment for purchases of equipment	1,944	2,021
	$52,609	60,588

Depreciation and amortization of these assets for the years ended December 31, 2011, 2012 and 2013 were $10,615 thousand, $10,791 thousand and $11,400 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 10.	Investment securities

(a)	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2012 and 2013:

	December 31,
	2012	2013

	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$625	625
Chi Lin Technology Co. Ltd.	432	432
Jetronics International Corp.	1,600	1,600
C Company	8,962	8,962
S Company	-	5,189
L Company	-	4,000
eTurboTouch Technology Inc.	477	477
Oculon Optoelectronics Inc.	309	309
Shinyoptics Corp.	283	283
	$12,688	21,877

In 2012, management considered the Company’s investment in equity of eTurboTouch Technology Inc. was impaired as it did not believe that the investment carrying value would be recovered due to the investee’s significant deterioration in the earnings performance. Management believes that Company’s proportionate equity interest in the net book value of investee as is the best estimate of the recoverable amount. As a result, the Company recognized a $238 thousand impairment loss which is included in other non-operating loss within “impairment loss on investment” in the consolidated statements of income.

As of December 31, 2012 and 2013, it was not practicable for management to estimate the fair values of the Company’s investments in equity listed above due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

(b)	Investments in corporate convertible bonds

On August 10, 2010, the Company purchased 1,620,000 units of the corporate convertible bonds issued by Chang Wah Electromaterials Inc. (“CWE”). The bonds have embedded conversion options which the Company can require CWE to settle the bonds during the period from September 11, 2010 to July 31, 2015 by converting each unit of bond into 0.6020 common shares of CWE. The embedded conversion options were separated from the corporate bonds and accounted for separately. The corporate bonds were recorded as available-for sale security and the separated convertible option was recorded as other assets in the consolidated balance sheets. The Company sold the bonds in August 2012. Proceed from the sale of the bonds was $5,431 thousand and realized gains from the sale included in “Gains on sale of marketable securities, net” was $645 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2012	2013
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$7,582	8,981
Payable for purchases of equipment	1,694	2,897
Accrued software maintenance	2,006	1,439
Accrued payroll and related expenses	4,144	5,799
Accrued professional service fee	1,025	1,388
Warrant obligation	-	1,255
Accrued warranty costs	197	121
Accrued insurance, welfare expenses, etc.	7,077	8,186
	$23,725	30,066

The movement in accrued warranty costs for the years ended December 31, 2011, 2012 and 2013 is as follows:

		Additions
	Balance at	(reversal)		Balance at
	beginning	charged to	Amounts	end of
Period	of year	expense	utilized	year
	(in thousands)

Year 2011	$679	(321)	(280)	78
Year 2012	$78	856	(737)	197
Year 2013	$197	364	(440)	121

Note 12.	Short-Term Debt

In 2012 and 2013, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.42% to 0.57% and 0.42% to 0.45%, respectively, and cash totaling $73,000 thousand and $105,500 thousand are pledged as collateral, respectively.

As of December 31, 2013, unused credit lines amounted to $204,660 thousand, which expire between April 2014 and December 2014. Among which, $6,710 thousand expired in April 2014.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 13.	Government Grants

The Company entered into several contracts with Institute for Information Industry (III) during 2011, 2012 and 2013 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority		Total Grant	Execution Period	Product Description
(in thousands)

III	NT$	4,340 (US$140)	January 2010 to November 2011	Himax Headquarter Excellent Program (II)
III		18,700 (US$582)	January 2010 to December 2011	LCOS Projector Development Program
III		23,220 (US$770)	June 2011 to February 2013	CMOS Development Program
III		72,000 (US$2,416)	January 2013 to June 2014	MEMS Development Program
III		27,500 (US$923)	April 2013 to December 2014	Wafer-Level Lens Development Program

Government grants recognized by the Company as a reduction of research and development expense and general and administrative expense in the consolidated statements of income in 2011, 2012 and 2013 were $688 thousand, $216 thousand and $2,011 thousand, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2011, 2012 and 2013, based on the contribution called for was $1,801 thousand, $1,844 thousand and $2,091 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $125 thousand to its pension fund maintained with the Bank of Taiwan and $2,436 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2014.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $517 thousand, $606 thousand, and $778 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company uses a measurement date of December 31 for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2012	2013
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,425	2,334
Service cost	-	-
Interest cost	50	39
Actuarial loss (gain)	(141)	510
Benefit obligation at end of year	2,334	2,883

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	December 31,
	2012	2013
	(in thousands)
Change in plan assets:
Fair value at beginning of year	2,305	2,549
Actual return on plan assets	24	33
Employer contribution	220	97
Fair value at end of year	2,549	2,679
Funded status	$215	(204)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$457	102
Accrued pension liabilities	(242)	(306)
Net amount recognized	$215	(204)

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $1,241 thousand, $1,008 thousand and $1,409 thousand at December 31, 2011, 2012 and 2013, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $887 thousand and $883 thousand at December 31, 2012 and 2013, respectively. As of December 31, 2012 and 2013, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2011, 2012 and 2013, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Service cost	$-	-	-
Interest cost	33	50	39
Expected return on plan assets	(44)	(48)	(44)
Net amortization	36	69	58
Net periodic pension cost	$25	71	53

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2014 is $75 thousand.

At December 31, 2012 and 2013, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2012	2013

Discount rate	1.75%	2.25%
Rate of increase in compensation levels	4.00%	5.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

For the years ended December 31, 2011, 2012 and 2013, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2011	2012	2013
	Whole

Discount rate	2.00%	1.75%	2.25%
Rate of increase in compensation levels	5.00%	4.00%	5.00%
Expected long-term rate of return on pension assets	2.00%	1.75%	2.00%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $13 thousand in 2016, $38 thousand in 2017, $29 thousand in 2018 and $323 thousand from 2019 to 2023, and no benefits payments to be paid during the years from 2014 to 2015.

Note 15.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

Cost of revenues	$124	176	235
Research and development	5,062	5,625	6,705
General and administrative	872	1,191	1,308
Sales and marketing	1,005	1,230	1,425
Total compensation recognized in income	$7,063	8,222	9,673
Income tax benefit	$818	1,886	2,170

(a)	Long-term Incentive Plan

On October 25, 2005 and September 7, 2011, the Company’s shareholders approved a long-term incentive plan, respectively. Both plans permit the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company. The 2005 plan was terminated in October 2010.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

On September 26, 2013, the Company’s compensation committee made grants of 867,771 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 88.90% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $7,833 thousand, a subsequent 3.70% will vest on each of September 30, 2014, 2015 and 2016 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $2.95 per ADS, $3.25 per ADS, $2.47 per ADS, $1.1 per ADS, $1.95 per ADS and $10.15 per ADS on September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012 and September 26, 2013, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value

Balance at January 1, 2011	2,688,382	$2.87
Granted	2,727,278	1.10
Vested	(4,096,965)	1.74
Forfeited	(146,307)	2.87
Balance at December 31, 2011	1,172,388	2.68
Granted	5,522,279	1.95
Vested	(3,879,959)	2.10
Forfeited	(177,253)	2.81
Balance at December 31, 2012	2,637,455	1.99
Granted	867,771	10.15
Vested	(1,719,273)	5.70
Forfeited	(274,730)	1.92
Balance at December 31, 2013	1,511,223	2.47

As of December 31, 2013, the total compensation cost related to the unvested RSUs not yet recognized was $2,711 thousand. The weighted-average period over which it is expected to be recognized is 1.81 years.

As of December 31, 2013, all 1,511,223 unvested RSUs were outstanding under 2011 plan.

In 2011, the Company settled RSUs releases with newly issued shares of ordinary shares were 2,971,212 shares. In 2012, the Company settled RSUs release with shares buyback were 1,312,844 shares. In 2013, the Company settled RSUs release with shares buyback were 1,899,910 shares.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

Cost of revenues	$124	176	235
Research and development	4,790	5,605	6,686
General and administrative	863	1,184	1,307
Sales and marketing	996	1,230	1,425
Total compensation from RSUs	$6,773	8,195	9,653
Income tax benefit	$818	1,886	2,170

(b)	Non-vested Shares Issued to Employees

From September 2007 to December 2010, Himax Imaging Inc. (“Imaging Cayman”, a consolidated subsidiary) granted non-vested shares of its ordinary shares to certain employees for their future service, and the employees must pay $0.15 or $0.3 (employees hired after March 1, 2009) per share. The shares vest over four years after the grant date. If employees leave Himax Imaging before completing the four year service period, they would sell these shares back to Himax Imaging at their original purchase price. On January 1, 2011, 5,346,777 unvested ordinary shares of Imaging Cayman were cancelled in exchange for 1,939,490 unvested ordinary shares of Himax Imaging Ltd. (“Imaging Taiwan”, a consolidated subsidiary) by per ordinary share of Imaging Cayman in exchange for 0.36274 ordinary share of Imaging Taiwan. The plan will continue to vest according to the original vesting schedule.

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging has the option to buy the vested shares back at employees’ original purchase price. In 2011, 2012 and 2013, the Company recognized compensation expenses of $71 thousand, $14 thousand and $9 thousand, respectively, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses, general and administrative expense and sales and marketing expense in the consolidated statements of income with a corresponding increase to noncontrolling interests in the consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value

Balance at January 1, 2011	1,939,490	$0.72
Granted	567,689	0.72
Vested	(601,129)	0.72
Forfeited	(28,971)	0.72
Balance at December 31, 2011	1,877,079	0.72
Vested	(699,967)	0.72
Forfeited	(821,365)	0.72
Balance at December 31, 2012	355,747	0.72
Vested	(181,448)	0.72
Forfeited	(143,160)	0.72
Balance at December 31, 2013	31,139	0.72

As of December 31, 2013, the total compensation cost related to this award not yet recognized was $0.3 thousand. The weighted-average period over which it is expected to be recognized is 0.17 years.

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

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60 (US$1.856) and NT$40 (US$1.244), respectively.

All options under these plans have four-year vesting period, 50%, 25% and 25% of each grant will be vested subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $219 thousand, $13 thousand and $11 thousand in 2011, 2012 and 2013, respectively. Such compensation expense was recorded as sales and marketing expense, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2011, 2012 and 2013.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

Numbers of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction. A summary of stock options activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term

Balance at January 1, 2011	1,443,875	$1.660	2.452
Granted	444,500	1.834
Exercised	-	-
Forfeited	(346,813)	1.717
Balance at December 31, 2011	1,541,562	1.696	1.803
Granted	9,750	1.856
Exercised	-	-
Forfeited	(372,187)	1.721
Balance at December 31, 2012	1,179,125	1.690	0.803
Granted	-	-
Exercised	-	-
Forfeited	(890,625)	1.834
Balance at December 31, 2013	288,500	1.244	-
Exercisable at December 31, 2013	288,500	1.244

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The weighted average grant date calculated value of the options granted in 2007 and 2009 were NT$21.6608 (US$0.672) and NT$5.2 (US$0.160), respectively.

(ii)
On July 1, 2012 and July 1, 2013, board of directors of Imaging Cayman approved a plan to grant stock options, the 2012 plan and the 2013 plan, respectively, to certain employees. These two plans authorize grants to purchase up to 2,000,000 shares and 430,000 shares, respectively, of Imaging Taiwan’ issued ordinary shares held by Imaging Cayman. The exercise price was NT$30 (US$1.004) and NT$30 (US$1), respectively.

The 2012 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The 2013 plan has three years contractual life and two years vesting period. Based on the vesting schedule, 50% of the options vest half years after the date of grant and 50% of the options vest two years after the date of grant. Because the exercise price of the options are higher than the estimated fair value of Imaging Taiwan at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

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

	2012	2013
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	43.29%	39.50%
Expected term (years)	3.125	2.125
Risk-free interest rate	0.87%	0.85%

Stock option activity during the periods indicated is as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term

Balance at January 1, 2012	-	$-
Granted	1,115,000	1.004
Exercised	-	-
Forfeited	(65,000)	1.004
Balance at December 31, 2012	1,050,000	1.004	3.5
Granted	425,000	1.000
Exercised	-	-
Forfeited	(75,000)	1.004
Balance at December 31, 2013	1,400,000	1.003	2.5
Exercisable at December 31, 2013	700,000	1.003

Note 16.	Equity

(a)	Share capital

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

The Company repurchased $13.4 million or 9,488,656 ADSs in the open market at an average price of US$1.41 per ADS as of December 31, 2013. Among which, 7,825,032 ADSs were held by the Company as of December 31, 2013.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2012 and 2013 amounting to $50,750 thousand and $53,786 thousand, respectively.

Note 17.	Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains/	benefit	other
	currency	(losses) on	pension	comprehensive
	items	securities	plan	income (loss)

Beginning balance, January 1, 2012	$738	616	(1,188)	166
Other comprehensive income (loss) before reclassifications	52	59	234	345
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	(648)	-	(648)
Ending balance, December 31, 2012	$790	27	(954)	(137)
Beginning balance, January 1, 2013	$790	27	(954)	(137)
Other comprehensive income (loss) before reclassifications	161	(12)	(432)	(283)
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	8	-	8
Ending balance, December 31, 2013	$951	23	(1,386)	(412)

Reclassification adjustments for losses (gains) reclassified into income were presented in “Gains (losses) on sale of marketable securities, net” in the consolidated statements of income.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The statutory tax rate applicable to the subsidiaries located in the Republic of China is 17% in 2011, 2012 and 2013. An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increases in September 2004 and June 2009 as well as Himax Semiconductor’s newly incorporated investment in August 2004 and October 2009 related to the manufacturing of a newly designed TFT-LCD driver and were approved by the government authorities for tax exemptions as a result of investing in a newly emerging, important and strategic industry. Himax Taiwan’s capital increase in November 2009 related to the electronic parts and components manufacturing was approved by the government authorities for tax exemptions. The incremental income derived from selling the above new product is tax-exempt for a period of five years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The Company is entitled to the following tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
September 20, 2004	January 1, 2008-December 31, 2012
June 5, 2009	January 1, 2014-December 31, 2018
November 12, 2009	January 1, 2014-December 31, 2018
Himax Semiconductor:
August 26, 2004	January 1, 2009-December 31, 2013
October 9, 2009	January 1, 2014-December 31, 2018

The income tax exemption is $ 836 thousand, $2,921 thousand and $2,392 thousand and the increase to basic and diluted earnings per ordinary share effect resulting from the income tax exemption is a nil, $0.01 and $0.01 for the years ended December 31, 2011, 2012 and 2013, respectively.

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2011	2012	2013

	(in thousands)

Taiwan operations	$22,370	73,461	77,130
Cayman operations	(7,038)	(7,395)	(57)
US operations	151	(1,597)	(2,251)
China operations	1,293	1,388	506
Korea operations	32	29	55
Japan operations	-	-	17
	$16,808	65,886	75,400

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The components of the income tax expense (benefit) attributable to income from continuing operations before taxes for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	Year Ended December 31,
	2011	2012	2013

	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$(2,842)	755	5,126
Taiwan operations – 10% of surtax	3,424	5,277	6,497
Cayman operations	-	1	-
US operations	104	162	156
China operations	120	699	270
Korea operations	5	3	11
Japan operations	-	-	7
Total current income tax expense	811	6,897	12,067
Deferred:
Taiwan operations - based on statutory tax rate of 17%	6,468	9,789	6,593
Taiwan operations – 10% of surtax	(143)	(29)	853
US operations	5	(998)	4
China operations	162	89	(36)
Korea operations	(2)	-	(5)
Total deferred income tax expense	6,490	8,851	7,409
Income tax expense	$7,301	15,748	19,476

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Deferred income tax expense, exclusive of the effects of other components listed below	$1,085	9,981	7,409
Adjustments to deferred tax assets and liabilities for changes in enacted tax laws and rates	(1)	-	-
Tax benefits of operating loss carryforwards	-	(1,130)	-
Increase in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	5,406	-	-
	$6,490	8,851	7,409

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The applicable combined tax rate was 23.85% in 2011, 2012 and 2013, consisting of an aggregate calculation of the 17% regular income tax and the 10% undistributed earning surtax.

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% of earnings before income taxes and the actual income tax expense as reported in the consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 are summarized as follows:

	Year Ended December 31,
	2011	2012	2013

	(in thousands)

Expected income tax expense	$2,857	11,201	12,818
Tax on undistributed retained earnings	1,718	3,341	4,700
Tax-exempted income	(836)	(2,921)	(2,392)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(164)	(571)	(558)
Realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit	(1,821)	(6,157)	-
Increase in investment tax credits	(3,533)	(1,210)	-
Expired investment tax credits	1,841	5,302	-
Increase in deferred tax asset valuation allowance	8,583	8,219	3,146
Non-deductible share-based compensation expenses	589	53	2
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	(6,759)	658	(215)
Tax effect resulting from foreign currency matters	3,160	(3,607)	2,278
Foreign tax rate differential	1,350	1,415	612
Variance from audits, amendments and examinations of prior years’ income tax filings	476	40	(1,376)
Others	(160)	(15)	461
Actual income tax expense	$7,301	15,748	19,476

The total income tax expense for the years ended December 31, 2011, 2012 and 2013 was allocated as follows:

	Year Ended December 31,
	2011	2012	2013

	(in thousands)

Income from continuing operations	$7,301	15,748	19,476
Other comprehensive gain (loss)	(125)	8	(99)
Excess tax benefits allocated to additional paid-in capital from share-based compensation	-	-	(1,271)
Total income tax expense	$7,176	15,756	18,106

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

As of December 31, 2012 and 2013, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2012	2013

	(in thousands)
Deferred tax assets:
Inventory	$5,538	6,509
Allowance for doubtful accounts	2,270	2,255
Unused investment tax credits	22,835	6,017
Unused loss carryforward-regular tax	26,388	28,098
Unused loss carryforward-undistributed earnings tax	8,654	10,229
Other	1,992	1,845
Total gross deferred tax assets	67,677	54,953
Less: valuation allowance	(44,995)	(38,347)
Net deferred tax assets	22,682	16,606
Deferred tax liabilities:
Excess tax benefit for share-based compensation	-	(2,032)
Prepaid pension cost	(401)	(396)
Acquired intangible assets	(3,015)	(2,180)
Other	(78)	(119)
Total gross deferred tax liabilities	(3,494)	(4,727)
Net deferred tax assets	$19,188	11,879

As of December 31, 2013, the Company has not provided for income taxes on the undistributed earnings of approximately $582,607 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

The activity in the valuation allowance for deferred tax assets for the years ended December 31, 2011, 2012 and 2013 follows:

	Balance at	Additions-	Deductions-	Expiration
	beginning	Charges to	Charges to	and	Others	Balance at
Period	of year	earnings	earnings	Forfeitures	(Note)	end of year

Year 2011	$53,437	8,964	(381)	(15,414)	(1,781)	44,825
Year 2012	$44,825	9,993	(1,774)	(11,655)	3,606	44,995
Year 2013	$44,995	4,698	(1,552)	(10,183)	389	38,347

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note: Others represent the effect resulting from exchange rates and changes in consolidated entities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Semiconductor, Himax Korea, Himax Japan, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception; therefore, a valuation allowance of $39,195 thousand and $38,347 thousand as of December 31, 2012 and 2013, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.

In addition, a valuation allowance of $5,800 thousands and nil as of December 31, 2012 and 2013, respectively, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

As of December 31, 2013, the Company’s unused operating loss carryforward for regular tax were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)
Taiwan operations	$146,638	$24,928	2014~2023
Hong Kong operations	1,808	298	Indefinitely
US operations	7,211	2,872	2024~2033
		$28,098

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

According to the ROC Statute for Upgrading Industries, which expired on December 31, 2009, the Company was entitled to tax credits for the purchase of machinery for the automation of production, the expenditure for research and development and training of professional personnel. These credits may be applied over a period of five years. The amount of the tax credit that may be applied in any year, except the final year, is limited to 50% of the income tax payable for that year. There is no limitation on the utilization of the amount of investment tax credit to offset the income tax payable in the final year. Also, investments in shares originally issued by ROC domestic companies that belong to newly emerging, important and strategic industries, entitles the Company after a three-year holding period to a tax credit of twenty percent of the price paid for the acquisition of such shares. The tax credit also may be applied over a period of five years.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation cannot be carried forward.

As of December 31, 2013, all of the Company’s unused investment tax credits were as follows:

	Tax effect
	(in thousands)	Expiration year

Taiwan operations	$4,768	2014~2016
US operations	1,249	2020~2033
	$6,017

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2011	2012	2013
	(in thousands)
Balance at beginning of year	$6,892	128	791
Increase related to prior year tax positions	-	658	-
Decrease related to prior year tax positions	(6,759)	-	(215)
Settlements	-	-	(93)
Effect of exchange rate change	(5)	5	-
Balance at end of year	$128	791	483

Included in the balance of total unrecognized tax benefits at December 31, 2012 and 2013, are potential benefits of $791 thousand and $483 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. No interest and penalties related to unrecognized tax benefits were recorded by the Company for the years ended December 31, 2011, 2012 and 2013. The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2011. The income tax returns of 2012 and later for these subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2013.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 19. Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2012 and 2013:

	Fair Value Measurements at
	December 31, 2012 Using
	Level 1	Level 2	Level 3
		(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$45,000	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	172	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	1,273	-
Total	$45,000	1,445	-
Liabilities:
Short-term debt	$-	73,000	-
Total	$-	73,000	-

	Fair Value Measurements at
	December 31, 2013 Using
	Level 1	Level 2	Level 3
		(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$35,684	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	788	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	3,034	-
Total	$35,684	3,822	-
Liabilities:
Short-term debt	$-	105,500	-
Other current liabilities:
Warrant obligation	-	-	1,255
Total	$-	105,500	1,255

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2012 and the associated losses recognized in 2012 (nil in 2013):

	Fair Value Measurements at
	reporting Date Using
					For the
					Year
					Ended
					December
					31, 2012
	December 31,				Impairment
	2012	Level 1	Level 2	Level 3	loss
	(in thousands)
Assets:
Investments in Non-marketable Equity Securities- eTurbo Touch Technology Inc.	$477	-	-	477	238

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. For such financial assets that do not have a quoted market price, management of the Company reviews the current operating performance of the investee based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information. The impairment charge recognized in 2012 for the investment in eTurbo Touch Technology Inc. was determined based on the difference between the Company’s carrying value and the proportionate equity interest in the net book value of investee at year end (which was management’s best estimate of the amount to be realized from this investment).

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2011, 2012 and 2013. As stated in Note 2 (h) “Summary of Significant Accounting Policy”-“Goodwill”, for Driver IC reporting unit in 2011 and 2012, the discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units.  Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2012 and 2013.

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2013:

Warrant
obligation
(in thousands)

Balance at December 31, 2012	$-
Liability for warrant obligation	1,415
Unrealized gain for change in the fair value of the warrant included in earnings	(160)
Balance at December 31, 2013	$1,255
The amount of total gain in 2013 included in earnings attributable to the change in unrealized gain relating to assets and liabilities still held at December 31, 2013	$160

The Company estimated the fair value for warrant obligation based on an external expert’s valuation report. The calculated fair values are estimated by using Binomial Model. The measure is based on significant inputs that are not observable in the market, which are Level 3 inputs. Key valuation assumptions include (a) a risk free rate of 0.58% for the expected terms of 0.81 years is derived from the yield rate of 1 years Zero-Coupon ROC central government bond at the reporting date; (b) an expected volatility of 46.35%, which is based on the average historical volatility of the comparative companies’ publicly traded shares.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 20. Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash primarily in checking and saving accounts with reputable financial institutions. Marketable securities are time deposits with original maturities of greater than three months. The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents and marketable securities.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations. Management expects the Company to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on two customers for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The largest customer, INX and its affiliates, which is a related party to the Company before June 19, 2013, accounted for approximately 40.8%, 34.2% and 22.6%, respectively, of the Company’s revenues in 2011, 2012 and 2013, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2012 and 2013. INX and its affiliates accounted for approximately 35.1% and 24.1% of the Company’s total accounts receivable balance at December 31, 2012 and 2013, respectively. The other customer, customer A and its affiliates, accounted for approximately 5.7%, 11.7% and 16.9%, respectively, of the Company’s revenues in 2011, 2012 and 2013, and represented more than 10% of the Company’s total accounts receivable balance at December 31, 2012 and 2013. Customer A and its affiliates accounted for approximately 14.0% and 21.5% of the Company’s total accounts receivable balance at December 31, 2012 and 2013, respectively. In addition, the Company had accounts receivable of $15.2 million outstanding from SVA-NEC as of December 31, 2012 and 2013. Since second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable. Due to the increasing concern about SVA-NEC’s financial condition, the Company recognized a provision for doubtful accounts receivable of $25.3 million for the year ended December 31, 2008. Afterwards, the Company recovered $8.6 million and $1.5 million in cash from SVA-NEC in October 2010 and March 2011, respectively. The allowance for doubtful accounts for SVA-NEC’s accounts receivable is $15.2 million as of December 31, 2012 and 2013. The Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 21 and 22 for additional information.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

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

Note 21.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Innolux Corporation (INX)	Principal Owner, not included as related party since June 19, 2013 (1)

Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NEXGEN Mediatech Inc. (NEXGEN)	The Company’s Chairman represented on NEXGEN’s Board of Directors, not included as related party since July 2011

Chi Lin Technology Co., Ltd. (Chi Lin Tech)	The Company’s Chairman represented on Chi Lin Tech’s Board of Directors, not included as related party since May 2011

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Name of related parties	Relationship

NingBo Chi Mei Electronics Ltd. (CME-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

Chi Mei Logistics Corp. (CMLC)	The subsidiary of INX, not included as related party since July 2011.

NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

Foshan Chi Mei Logistics Ltd. (CMLC-Foshan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

Fulintec Science Engineering Co., Ltd. (Fulintec)	The subsidiary of INX, not included as related party since May 2011

TPO Displays Japan K.K. (TPO Japan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

TPO Displays Hong Kong Limited (TPO Hong Kong)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

(1)
On January 1, 2013, Chimei Innolux Corporation, or CMI changed its name to Innolux Corporation, or INX. On June 19, 2013, INX disposed of its entire holding shares of the Company, so that INX ceased to be the Company’s shareholder and INX and its affiliates was not a related party to the Company since that day. The related transactions were disclosed as of June 19, 2013.

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

CMO- NingBo	$123,888	93,664	32,045
INX	55,629	56,221	26,695
CMO- NanHai	41,241	63,375	10,564
CME- NingBo	18,889	21,673	6,416
TPO Shanghai	1,077	4,148	5,632
Chi Hsin- NingBo	16,806	12,637	2,534
Others (individually below 5%)	703	256	2,669
	$258,233	251,974	86,555

A breakdown by product type for sales to INX and its affiliates is summarized as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

Display driver for large-size applications	$210,137	190,963	54,813
Display driver for consumer electronics applications	29,316	40,582	24,965
Display driver for mobile handsets	14,454	14,748	1,863
Others	4,249	5,681	4,914
	$258,156	251,974	86,555

The sales prices with INX and its affiliates are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2012 was as follows:

Amount
(in thousands)

CMO- NingBo	$31,421
INX	17,319
CMO- NanHai	13,390
CME- NingBo	5,947
TPO Shanghai	2,115
Chi Hsin- NingBo	3,210
Others (individually below 5%)	30
73,432
Allowance for sales returns and discounts	(174)
$73,258

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The credit terms granted to INX and its affiliates ranged from 30 days to 120 days, and the credit terms granted to other related parties ranged from 45 days to 90 days. The credit terms offered to unrelated third parties ranged from 15 days to 150 days.

(ii)	Lease

The Company entered into several lease contracts with INX, CMLC, CMLC-NingBo, CMLC-Foshan and CMO-NanHai for leasing office space, facilities and inventory locations. For the years ended December 31, 2011, 2012 and 2013, the related rent and utility expenses resulting from the aforementioned transactions amounted to $705 thousand, $828 thousand and $373 thousand, respectively, and were recorded as cost of revenue and operating expenses in the consolidated statements of income. As of December 31, 2012, the related payables resulting from the aforementioned transactions amounted to $206 thousand, and were recorded as other accrued expenses in the consolidated balance sheets.

(iii)	Others

In 2011, 2012 and 2013, the Company purchased consumable and miscellaneous items amounting to $348 thousand, $31 thousand and $8 thousand, respectively, from INX, CMO-NanHai, CMLC-NingBo, Chi Lin Tech, NEXGEN, Fulintec and, which were charged to cost of revenues and operating expenses. As of December 31, 2012, the related payables resulting from the aforementioned transactions were nil.

Note 22.	Commitments and Contingencies

(a)
As of December 31, 2012, and 2013 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $15,126 thousand and $4,418 thousand, respectively. As of December 31, 2012 and 2013, the remaining commitments were $13,876 thousand and $3,980 thousand, respectively.

(b)
The Company leases certain offices and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2014 to 2024. As of December 31, 2012 and 2013, deposits paid amounted to $683 thousand and $995 thousand, respectively, and were recorded as refundable deposit in the consolidated balance sheets.

As of December 31, 2013, future minimum lease payments under noncancelable operating leases are as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Duration	Amount
(in thousands)

January 1, 2014~December 31, 2014	$1,724
January 1, 2015~December 31, 2015	745
January 1, 2016~December 31, 2016	603
January 1, 2017~December 31, 2017	472
January 1, 2018~December 31, 2018	265
January 1, 2019~December 31, 2024	967
$4,776

Rental expense for operating leases with unrelated third parties amounted to $1,223 thousand, $1,812 thousand and $2,652 thousand in 2011, 2012 and 2013, respectively.

(c)
The Company entered into several sales agent agreements. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)
In December 2011, the Company entered into a license agreement for the use of Crosstalk relevant technology for product development. In accordance with the agreement, the Company was required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. In 2011, 2012 and 2013, no royalty was paid.

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

(g)
The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $121,010 thousand and $86,522 thousand as of December 31, 2012 and 2013, respectively.

(h)
The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Note 23.	Redeemable Noncontrolling Interest

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference and redemption feature and also issued the noncontrolling shareholder a warrant to purchase additional preferred shares of Himax Display, Inc, within one year from the original investment closing date. The Company recognized an initial liability at fair value for the warrant obligation at the date of issuance and changes in the fair value of the warrant are recognized in earnings. See Note 19 for further explanation. Consequently, the convertible preferred shares of Himax Display, Inc. are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet.

The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.  As of December 31, 2013, the aggregate value of the redeemable noncontrolling interest was $3,656 thousand. Net loss attributable to the redeemable noncontrolling interest is $125 thousand for the year ended December 31, 2013.

Note 24.	Segment, Product and Geographic Information

	Year Ended December 31, 2011
		Non-driver	Consolidated
	Driver IC	products	Total
	(in thousands)

Segment revenues	$552,456	80,565	633,021
Segment operating income (loss)	$38,401	(21,793)	16,608
Non operating income, net			200
Consolidated earnings before income taxes			$16,808
Significant noncash item:
Share Based Compensation	$2,820	1,370	4,190
Depreciation and amortization	$7,849	4,946	12,795

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	Year Ended December 31, 2012
		Non-driver	Consolidatd
	Driver IC	products	Total
	(in thousands)

Segment revenues	$634,111	103,144	737,255
Segment operating income (loss)	$83,883	(16,823)	67,060
Non operating loss, net			(1,174)
Consolidated earnings before income taxes			$65,886
Significant noncash item:
Share Based Compensation	$1,612	324	1,936
Depreciation and amortization	$8,881	4,418	13,299

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	Year Ended December 31, 2013
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Segment revenues	$644,500	126,239	770,739
Segment operating income (loss)	$89,162	(14,819)	74,343
Non operating gain, net			1,057
Consolidated earnings before income taxes			$75,400
Significant noncash item:
Share Based Compensation	$1,359	481	1,840
Depreciation and amortization	$7,564	6,745	14,309

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

Display drivers for large-size applications	$270,372	305,247	228,927
Display drivers for mobile handsets applications	169,248	177,175	232,019
Display drivers for consumer electronics applications	112,836	151,689	183,554
Others	80,565	103,144	126,239
	$633,021	737,255	770,739

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

Taiwan	$395,228	356,793	283,989
China	209,216	334,433	400,501
Other Asia Pacific (Korea and Japan)	27,738	43,245	84,695
Europe and America	839	2,784	1,554
	$633,021	737,255	770,739

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

	December 31,
	2012	2013
	(in thousands)

Taiwan	$51,519	59,562
China	744	785
U.S.	330	199
Korea	16	42
	$52,609	60,588

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)

INX and its affiliates, not a related party since June 19, 2013	$258,156	251,974	173,976
Customer A and its affiliates	35,908	86,069	130,259
	$294,064	338,043	304,235

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2012	2013
	(in thousands)

INX and its affiliates, not a related party since June 19, 2013	$73,432	48,443
Customer A and its affiliates	29,198	43,245
	$102,630	91,688

As of December 31, 2012 and 2013, allowance for sales returns and discounts for those accounts receivable was $342 thousand and $427 thousand, respectively.

Note 25.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2012	2013
	(in thousands)

Cash	$1,075	268
Other current assets	835	912
Investment in non-marketable securities	1,600	5,600
Investments in subsidiaries	627,792	680,841
Total assets	$631,302	687,621

Current liabilities	$176	233
Short-term debt	54,000	86,500
Debt borrowing from a subsidiary	149,183	151,064
Total equity	427,943	449,824
Total liabilities and equity	$631,302	687,621

Himax Technologies, Inc. had no guarantees as of December 31, 2012 and 2013.

Condensed Statements of Income

	Year ended December 31,
	2011	2012	2013
	(in thousands)

Revenues	$-	-	-
Costs and expenses	548	695	(248)
Operating Income (loss)	(548)	(695)	248
Equity in earnings from subsidiaries	13,433	54,929	59,402
Other non-operating loss	(2,179)	(2,637)	1,826
Earnings before income taxes	10,706	51,597	61,476
Income taxes expenses	-	(1)	-
Net Income	$10,706	51,596	61,476

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2011		2012		2013

Net income	$-	10,706	-	51,596	-	61,476
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	(305)	-	59	-	(12)	-
Reclassification adjustment for realized losses (gains) included in net income	(350)	(655)	(648)	(589)	8	(4)
Foreign currency translation adjustments, not subject to income tax		128		50		161
Net unrecognized actuarial gain (loss), net of tax of $(125), $8 and $(99) in 2011, 2012 and 2013, respectively		(573)		233		(401)
Comprehensive income		$9,606		51,290		61,232

Condensed Statements of Cash Flows

	Year ended December 31,
	2011	2012	2013

	(in thousands)
Cash flows from operating activities:
Net income	$10,706	51,596	61,476
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings from subsidiaries	(13,433)	(54,929)	(59,402)
Changes in operating assets and liabilities:
Other current assets	(790)	311	(77)
Other current liabilities	1,767	1,637	57
Net cash provided by (used in) operating activities	(1,750)	(1,385)	2,054
Net cash used in investing activities	-	-	(4,060)
Cash flows from financing activities:
Distribution of cash dividends	$(21,224)	(10,680)	(42,394)
Proceeds from borrowing of short-term debt	271,200	266,000	295,320
Repayment of short-term debt	(250,000)	(277,200)	(262,820)
Investment returned from subsidiaries	-	56,836	-
Proceeds from issue of RSUs from a subsidiary	1,634	1,306	9,212
Purchase of subsidiary shares from noncontrolling interests	(1,324)	-	-
Proceeds from (repayment of) debt from a subsidiary	6,300	(25,500)	1,881
Acquisitions of ordinary shares for retirement	(4,627)	(8,886)	-
Net cash provided by financing activities	1,959	1,876	1,199
Net increase (decrease) in cash	209	491	(807)
Cash at beginning of year	375	584	1,075
Cash at end of year	$584	1,075	268

Supplemental disclosures of cash flow information:
Interest paid during the year	$353	264	301
Income taxes paid during the year	$-	1	-

