Form 20-F
period 2014-12-31
Himax Technologies, Inc.
filed 2015-04-15
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 342,425,144 Ordinary Shares.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

2

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$31.60, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2014. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 3, 2015, the noon buying rate was $1.00 to NT$30.87. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$304,068	$374,788	$485,281	$684,184	$840,542
Revenues from related parties, net	338,624	258,233	251,974	86,555	-
Costs and expenses(1):
Cost of revenues	507,647	507,449	566,700	578,886	634,660
Research and development	76,426	79,042	70,913	80,368	91,839
General and administrative	18,770	17,095	17,139	18,147	20,192
Bad debt expense (recovery)	(8,788)	(1,541)	-	173	554
Sales and marketing	13,279	14,368	15,443	18,822	20,572

Operating income	$35,358	$16,608	$67,060	$74,343	$72,725

Net income(2)	$29,066	$9,507	$50,138	$55,924	$63,903
Net income attributable to Himax stockholders	$33,206	$10,706	$51,596	$61,476	$66,598

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.09	$0.03	$0.15	$0.18	$0.19
Diluted	$0.09	$0.03	$0.15	$0.18	$0.19
Earnings per ADS attributable to Himax stockholders:
Basic	$0.19	$0.06	$0.30	$0.36	$0.39
Diluted	$0.19	$0.06	$0.30	$0.36	$0.39
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	355,037	353,771	341,056	340,423	342,190
Diluted	355,690	353,827	341,524	343,618	343,997

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	177,518	176,886	170,528	170,211	171,095
Diluted	177,845	176,914	170,762	171,809	171,999

Cash dividends declared per ordinary share(3)	$0.125	$0.060	$0.032	$0.125	$0.135
Cash dividends declared per ADS	$0.250	$0.120	$0.063	$0.250	$0.270

Note: (1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Cost of revenues	$240	$124	$176	$235	$121
Research and development	8,803	5,062	5,625	6,705	7,610
General and administrative	1,525	872	1,191	1,308	1,688
Sales and marketing	1,613	1,005	1,230	1,425	1,847
Total	$12,181	$7,063	$8,222	$9,673	$11,266

Of the $12.2 million, $7.1 million, $8.2 million, $9.7 million and $11.3 million in share-based compensation in 2010, 2011, 2012, 2013 and 2014, $5.9 million, $2.9 million, $6.3 million, $7.8 million and $9.3 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $3.6 million, $0.01 and $0.01, respectively, for the year ended December 31, 2010, $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011, $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012, $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013 and $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014. A portion of these tax exemptions expired or will expire on December 31, 2012, December 31, 2013 and December 31, 2018.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$96,842	$106,164	$138,737	$127,320	$185,466
Accounts receivable, net	80,212	101,280	135,747	200,725	219,368
Accounts receivable from related parties, net	95,964	79,833	73,258	-	-
Inventories	117,988	112,985	116,671	177,399	166,105
Total current assets	485,924	515,709	567,088	639,657	729,576
Total assets	619,620	644,978	674,598	759,327	832,994
Accounts payable	115,922	134,353	135,546	151,290	179,328
Total current liabilities	205,748	245,360	242,117	303,833	355,405
Total liabilities	212,644	249,920	246,440	307,112	361,041
Redeemable noncontrolling interest	-	-	-	3,656	3,656
Ordinary shares	106,153	107,010	107,010	107,010	107,010
Treasury shares, at cost	-	(4,502)	(12,469)	(11,120)	(10,144)
Total equity	406,976	395,058	428,158	448,559	468,297

Note:	Himax Display, Inc., a consolidated subsidiary of our company, issued redeemable convertible preferred shares to a non-controlling shareholder in 2013. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$57,631	$43,448	$52,167	$51,123	$93,719
Net cash provided by (used in) investing activities	(17,599)	(10,197)	(695)	(30,525)	10,644
Net cash used in financing activities	(54,195)	(24,015)	(18,931)	(32,103)	(46,204)

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
October	30.40	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March	31.44	31.71	31.19	31.24
April(through April 3)	31.05	31.24	30.87	30.87

Note: (1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. In January, 2010, Chartered Semiconductor Manufacturing Ltd., one of our foundry service providers, merged with GlobalFoundries, one of the world’s largest semiconductor foundries. In April 2010, Chipbond Technology Corporation, or Chipbond, merged with International Semiconductor Technology Ltd., or IST, which have both been among our principal providers of gold bumping, assembly and testing, and chip probe testing services. Chipbond further merged with Simpal Electronics Co., Ltd. in 2014 for more chip-on-flex capacity and vertical integration. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use under a simpler supplier chain. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010. Samsung Techwin Co., Ltd and Mitsui Micro Circuits Taiwan Co., Ltd both exited the chip-on film business in 2012. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2013 and 2014, 83.6% and 80.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. In the first half of 2010, due to rush orders from customers, supply chain for display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an oversupply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. Moreover, the 9.0 magnitude earthquake and tsunami in Japan in March 2011 materially and adversely impacted the supply chain for the TFT-LCD industry. Japan has played and is expected to continue to play an important role in supplying chemicals, raw materials, semiconductors and other products to both the TFT-LCD panel industry and the semiconductor industry and any future adverse impacts to the Japanese TFT-LCD panel industry may negatively impact our sales in Japan which could have a material adverse effect on our business or results of operations. In 2012, 2013 and 2014, there were no events such as those described above that negatively impacted the TFT-LCD panel industry; on the contrary, smartphone boom in developed markets and in China generated great demand of small and medium sized panels, helping TFT-LCD panel business to gradually recover. However, we cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

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

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Although still at early stage in terms of volume, we believe that the microdisplay business will hit its inflection point in 2015 nevertheless with multiple limited-scope launches from industry players. These product categories are at a relatively early stage as compared to other products and it has relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products. We also believe there are potential market opportunities for our CMOS image sensors. However, the demand fluctuates along with smartphone and tablet markets. As we rely primarily on third-party foundries to supply wafers with at least a 3-month lead time and we currently do not have any long-term supply arrangements with any third-party foundries, we cannot assure you that we can acquire sufficient wafer capacity to fulfill customers’ orders. Although it seems relatively challenging for us to gain significant market share, we have recently completed our 8 mega and 13 mega pixels high end product offerings and believe, they represent potential business for the company.

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

As of December 31, 2014, our accounts receivable less allowance for sales returns and discounts from Innolux and its affiliates were $58.3 million, which represented approximately 26.6% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. For example, in 2008, partly due to the severe economic downturn, we incurred significant bad debt expense in relation to one of our largest customers Shanghai SVA-NEC Liquid Crystal Display Co. Ltd., or SVA-NEC, which represented more than 10% of our total accounts receivable outstanding as of December 31, 2008. During the second half of 2011, we agreed to extend payment terms for one of our largest customers because at that time this customer experienced certain financial difficulties. The receivables from this customer had since been paid and stayed current during 2012 and we incurred no bad debt expenses. In addition, we have at times agreed to extend the payment terms for certain of our third-party and related party customers. Other customers have also requested extension of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2013 and 2014, we derived 83.6% and 80.0% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

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

We depend primarily on ten foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage our customer relationships.

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

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, historically manufactured substantially all of our wafers in the early years since our inception. In order to diversify our foundry sources, we have also used Macronix International Co., Ltd., or Macronix, Powerchip Technology Corporation, or PSC, Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.), or Globalfoundries Singapore, United Microelectronics Corporation, or UMC, Maxchip Electronics Corp., or Maxchip, Semiconductor Manufacturing International Corporation, or SMIC, Shanghai Hua Hong NEC Electronics Company, Ltd., or HHNEC, and SK Hynix to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

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

Access to third-party assembly and testing capacity is critical to our business because we do not have in-house assembly and testing capabilities for commercial production and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized assembly and testing services. A limited number of third-party assembly and testing houses assemble and test substantially all of our current products. There has been an increased level of industry consolidation among our suppliers in recent years. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. See also “— Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.” We do not have binding long-term supply arrangements with assembly and testing service providers that guarantee us access to our required capacity. If the primary assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity from such providers and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, assembly and testing costs, and quality assurance and control. If any of these third-party assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Because of the amount of time we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders.

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

As of March 31, 2015, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.3% and 20.8% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2015, we and our subsidiaries had 176 U.S. patent applications pending, 297 Taiwan patent applications pending and 265 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, in August 2012 the SEC promulgated final rules regarding annual disclosures by public companies of their use of certain minerals and metals, known as “conflict minerals,” which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. These new rules will require us to ascertain and disclose the origin of some of the raw materials that we use. Initial disclosures were required no later than May 31, 2014, with subsequent disclosures required no later than May 31 of each following year. Currently, such conflict is not determinable in our case and we cannot assure you that no conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins of these minerals and metals used in our products through the due diligence procedure that we implement, which may harm our reputation. In that event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules and our compliance procedures could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices.

System security risks, data protection breaches or unexpected system outage or failures could impact our business.

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other attempts to harm our computer system and networks. In recent years, the risks that from cyber-attacks have increased significantly. Cyber attacks could result in a loss of our intellectual property, the release of commercially sensitive information, confidential information of our employees, customers or suppliers or interrupt our business. Failures to protect the privacy of employees, customers or suppliers confidential data against breaches of network security could result in damage to our reputation.

Some of our data centers are located in areas with a risk of major earthquakes. Our data centers are also subject to break-ins and sabotage. Besides, our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in loss of production capabilities and lengthy interruptions in our service. Any damage to our systems could result in interruptions in our service. Interruptions in our service could affect our relationship with our customers and suppliers.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2014, 36.9% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

We have been increasingly selling our products to customers in the PRC. In 2012, 2013 and 2014, approximately 45.4%, 52.0% and 51.9% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2014, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2014, approximately 70% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, while our reporting currency is the US dollar, the vast majority of our taxes are incurred in Taiwan on the basis of our NT dollar book, which is the required reporting currency for the Taiwan tax authorities. NT dollar depreciation resulted in foreign exchange gains for our US dollar assets and therefore higher income tax in Taiwan. On the other hand, our income tax will be lower if the NT dollar appreciates against the US dollar. For example, we recognized $5.6 million of income tax charge to reflect the NT dollar depreciation against the US dollar in 2014. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. As a result, the tax credits that we received decreased significantly to nil in 2013 and $4.5 million in 2014 compared to $13.8 million in 2009.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides to companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning January 1, 2006, January 1, 2008 and January 1, 2014, Himax Taiwan became entitled to five preferential tax treatments, each for a period of five years, which expired or will expire on December 31, 2010, December 31, 2012 and December 31, 2018, respectively, and beginning January 1, 2009 and January 1, 2014, Himax Semiconductor also became entitled to two preferential tax treatments, each for a period of five years, which expired or will expire on December 31, 2013 and December 31, 2018. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012, $2.4 million, $0.01 and $0.01, for the year ended December 31, 2013 and $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute.

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

The market price for our ADSs is volatile and has ranged from a low of $5.7 to a high of $16.15 on the NASDAQ Global Select Market in 2014.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2015, we had 342,425,144 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22513 or by email to nadiya_chen@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is PCG Advisory Group, LLC located at 535 Fifth Avenue 24th Floor, New York, NY 10017.

4.B. Business Overview

We are fabless semiconductor solution provider dedicated to display imaging processing technologies. We are worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. We also offer digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

•	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•	Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “—Products—TFT-LCD Television and Monitor Semiconductor Solutions—TFT-LCD Television and Monitor Chipsets” for a description of these components.

•	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.

•	Touch controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

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

Large-Sized Applications

We provide source drivers, gate drivers, P-gamma OP and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for 4Kx2K high-resolution TV. Greater color depth, enhanced color through RGB independent gamma and 3D display, are particularly important for advanced televisions and certain monitors.

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

In December 2010, Himax introduced programmable gamma OP with VCOM to provide reference voltages in TFT-LCD panels. Mass production of this product started in the second half of 2012. Programmable gamma OP is an individual component from driver IC and contains 8 to 16 programmable 10-bit DAC outputs and 1 to 2 voltage reference for VCOM. The VCOM reference voltage has its own 10-bit DAC and an amplifier to guarantee stable voltage when critical levels and patterns are displayed. Each DAC can be programmed separately by a 10-bit word to 1024 values.

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

•    input logic voltage ranging from standard 3.3V to low power 1.2V

•    embedded overdrive function to improve response time

•    support CABC to save power and color engine to enhance color and sharpness

•    support TTL, LVDS, eDP, MIPI and V-by-one input interface technologies

•    support dual-gate and triple-gate panel designs

Programmable Gamma OP	• 8 to 16 channel gamma buffer outputs
• 1-channel VCOM buffer output
• Internal non-volatile memory
• 2 gamma bank selection, setting time < 3uS
• Analog power supply voltage: 9.0V to 20.0V
• Digital power supply voltage: 2.7V to 3.6V
• Peak current on gamma channels: 200mA
• Peak current on VCOM channel: 400mA
• Programmable VCOM limit
• 12C speed up to 1MHz

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

With new operating system platforms providing better access to the Internet, smartphones have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past 2 years, we offered innovative handset display driver products by providing advanced HVGA (320 x 480), FWVGA (480 x 864), qHD (540 x 960), HD720 (720 x 1280)/ WXGA (800 x 1280), and FHD (1080 x 1920) display driver ICs. We have recently continued to update new products for this mainstream smartphone segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. Few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. We keep moving forward to develop new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920) and LTPS QHD (1440 x 2560), with sub-pixel rendering technologies. Himax also developed its first HD720 single chip touch display integrated circuit (TDIC) for advanced in-cell touch display panel. The following table summarizes the features of our products for mobile handsets:

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

•    low power consumption and low EMI

•    fewer external components to reduce costs

•    slimmer die for compact module to fit smaller mobile handset designs

•    application specific integrated circuits, or ASIC, can be designed to meet customized requirements

•    touch display integrated circuit (TDIC) for advanced in-cell touch display

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products. We provide an extensive line of display drivers covering different substrates such as a-TFT, LTPS, AMOLED, and IGZO with multiple interfaces, channel outputs and levels of integration options. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with the source driver, gate driver and timing controller, as well as more functional semiconductors such as power circuit and touch controller, combined into a single chip.

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

In 2014, we introduced our AMOLED drivers for HD resolution.

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

•    products for digital interfaces and high speed serial interface

•    low power consumption

•    CABC function integrated for backlight power saving

AMOLED integrated Driver	• highly integrated single chip embedded with source driver and timing controller for LTPS and power circuit • support various resolutions from WVGA(480x800 pixels) to HD800
Timing Controllers	• products for digital interfaces/high speed interface • products for Tablet/Netbook/Ultrabook • support various resolutions from 1,024x600 pixels to 2560 x1600 pixels

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

In 2014, we grew shipments of our touch controller product line with successful design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities endorsed by highly recognized end brands also caught the attention of leading in-cell panel makers. They have engaged us in the development of touch-display integrated circuit (TDIC) as a key strategic partner rather than just a display driver IC supplier. We developed our first HD720 TDIC in 2014 for these tier one in-cell touch panel makers. The following table summarizes the features of our touch controller products:

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

•    touch-display integrated circuit (TDIC) for advanced in-cell touch display

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

•    integrated 2D to 3D conversion

•    integrated 3D format conversion

•    G5 1A and 1A1D can use the same PCB and reduce PCBA cost

•    G5 1A1D can resolve YCbCr color problem of DVI

In addition to scaler solutions, we expanded the product offering of monitor chipset solutions in 2013 to unveil the innovative 2D to 3D conversion solutions including RV2H and RV5 Pro. RV2H targets 2D-to-3D video conversion for projector application, and RV5 Pro targets at new 3D applications which can convert 2D/3D images into the 3D glasses-free in real time. This compact solution can be implemented in a number of hardware platforms, such as 3D Glasses-free TV, Monitor, Digital signage, DPF, Amusement machine and Portable DVD. This compact solution has already been designed into products of a number of leading players in the industry. Our algorithm utilizes human visual perception characteristics, which not only reveals more 3D details but also offers a more comfortable and enjoyable viewing experiences.

The following table summarizes the features of our current RV2H conversion and new RV5 Pro solutions:

Product	Features
RV5 Pro 3D Glasses-free Solutions

•    support multi-view (2~9 views) parallax barrier and lenticular lens for 3D auto-stereo glasses-free displays

•    the state-of-the-art real 2D as well as 3D depth generator for multi-view controller

•    synthesized 2D content (one view) and real 3D content (two views) for multi-view display

•    configurable precise disparity control for view synthesis and 3D parameters

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

RV2H 2D to 3D Conversion Solutions

•    support HDMI 1.4 3D format input including 3D format

•    support 2D mode, 2D to 3D mode, 3D to 2D mode and 3D bypass/converter mode

•    support resolution up to full HD with 10 bits deep color

•    built-in de-interlace and scaler

•    built-in 2D to 3D engine

•    built-in Frame rate conversion reaching 120Hz frame rate output

•    built-in 64 mega bits SDR chip

•    TTL interface supports up to 1920 x 1080 RGB 888 resolution

•    TTL interface supports up to 12 bits RGB/YUV

•    built-in 3D glass sync and L/R sync signal

Except for scalers and 2D to 3D solutions, we also extended the HDMI2.0 chipset product offerings in 2014 to meet the trend of high speed interface adoption. Below are two major and most recent HDMI2.0 to Vx1 bridges products.

Product	Features
4Kx2K HDMI2.0 to Vx1 Simple Bridge HX6308 Solutions

•    Support 2 HDMI 2.0 ports and one of them is combo with MHL 2.0 receiver

•     Support HDMI 2.0 YCbCr 420/422/444 UHD 60Hz input

•     Support MHL 2.0 up to FHD 60Hz input

•     Support HDCP 2.2

•     Support HDMI 1.4 YCbCr 422/444 input

•     Support HDMI CEC 1.4

•     Support 1.4b 3D format

•     Support 8-lane V-by-One HS Standard Version 1.4

•     Support up to 3.75Gbps/lane data rate, up to 8-lane, color depth 6-/8-/10-bit

•     Support Himax Advanced Color Engine – professional AC Edition

•     Embedded test pattern generator

•     Embedded hue/saturation, brightness/contrast, sharpness adjustment function

•     Embedded CABC (Content Adaptive Backlight Control)

•     Audio Processor

•     Built-in 7.1 channel audio PCM sample rate converter (SRC) to 48KHz

•     I2S interface support up to 192K Fs 7.1ch PCM and HD audio non-PCM output

•     Support OSD Generator and Display

•     High performance 32-bit RISC CPU, with SPI flash interface

•     Support dithering function

•     Support Slave I2C programming interface

Product	Features

4Kx2K HDMI2.0 to Vx1 Bridge HX6310 Solutions

•    Support 2 HDMI 2.0 ports and one of them is combo with MHL 2.0 receiver

•     Support HDMI 2.0 YCbCr 420/422/444 UHD 60Hz input

•     Support MHL 2.0 up to FHD 60Hz input

•     Support HDCP 2.2

•     Support HDMI 1.4 YCbCr 422/444 input

•     Support HDMI CEC 1.4

•     Support 1.4b 3D format

•     Support 8-lane V-by-One HS Standard Version 1.4

•     Support up to 3.75Gbps/lane data rate, up to 8-lane, color depth 6-/8-/10-bit

•     Support Himax Advanced Color Engine – professional AC Edition

•     Embedded test pattern generator

•     Embedded hue/saturation, brightness/contrast, sharpness adjustment function

•     Embedded CABC (Content Adaptive Backlight Control)

•     Embedded 1D gamma correction LUT (Look-Up Table)

•     Audio Processor

•     Built-in 7.1 channel audio PCM sample rate converter (SRC) to 48KHz

•     Built-in audio delay up to 100ms for Lip Sync (Not for SPDIF)

•     I2S interface support up to 192K Fs 7.1ch PCM and HD audio non-PCM output

•     Built-in sound effect: EQ, Triple Bass, L/R Balance and Volume control

•     Built-in 2-ch audio DAC

•     Support UHD display for identification of 3D L/R frame and SG 3D out

•     Support major frame rate conversion

•     Support OSD Generator and Display

•     High performance 32-bit RISC CPU, with SPI flash interface

•     Support dithering function

•     Support Slave I2C programming interface

Based on our extensive experiences in providing TCON ASIC services, we expanded 4Kx2K 120 Hz TCON product offerings as well as application oriented TCON, i.e., HDMI2.0 TCON and MEMC TCON, in 2014 to meet market demand of highly integrated TCON with video processing functions embedded. We have listed one major TCON product below as an example.

Similarly, leveraging our projector and goggle application ASIC services experiences, we started to provide projector and goggle ASSP products to enrich this application segment. Below is one major product under development.

Product	Features
4Kx2K 120Hz TCON HX6750 Solutions

•     Support V-by-One HS standard version 1.4

•     Support up to 4Gbps/lane data rate, up to 16-lane, color depth 6/8/10/12-bit

•     Support lane swap function

•     Support channel de-skew for high skew tolerance

•     Up to 4K2K(4096x2160)@120Hz reduced blanking resolution

•     Support mini-LVDS TX interface

•     Support 6/8-bit 8-port, 6-pair

•     Support mini-LVDS transmitter at a maximum clock rate up to 400MHz

•     Support CHDS TX interface

•     Support 6/8/12/24-port 1/2-pair, 8-bit

•     Support scramble function ,8bit mode

•     Support up to 2.0G bps/pair

•     Support run length coding

•     Embedded local dimming function with PWM/SPI/I2C interface for LED backlight controller

•     Support Vx1 3D L/R frame identification

•     Support 4K1K ,4K0.5k resolution for 3D only

•     Support VBI (Vertical Blanking Insertion) function

•     Embedded with aging generator for simplifying TFT LCD panel dynamic burn-in test

•     Support POL 1, 1+2n, 2, 2+2n (n=1 ~ 8) line, column inversion

•     Support z-inversion panel structure

•     Support 1D1G,1D2G,2D2G data mapping

•     Support dithering function

•     Support 5K2K/5K3K 60HZ

•     Support 8K4K 120Hz by 4-chip

•     Support 8k4K 60Hz by 2-chip

•     Support 2K2K 240Hz by 2-chip

•     Support 4K2K 120Hz by 1-chip

•     Support 10k4k 60Hz by 4-chip (without OD)

•     Support demura function

•     Support spread spectrum clock generator

•     Built-in MCU with SPI flash interface

•     Support Slave I2C programming interface

•     Support internal oscillator or external crystal source input

Product	Features
HDMI2.0/MHL2.1 to Dual display bridge Solutions

•     Support HDMI 2.0 and MHL 2.1 combo receiver

•     Support HDMI 2.0 YCbCr 4:2:0/4:2:2/4:4:4 UHD 60Hz input

•     Support HDMI 1.4 YCbCr 4:2:2/4:4:4 input

•     Support MHL 2.1 up to FHD 60Hz input

•     Support HDCP 2.2Support CHDS TX interface

•     Integrate 1-channel 10Bits Dual LVDS TX

•     LVDS lane clock rate up to 80MHz

•     Integrate 2-channel 4-Lanes MIPI DSI TX

•     Support maximum resolution up to 2560x1600

•     Flexible output control timing to be compliant with various panels

•     Audio processor

•     Built-in audio mute for pop noise rejection

•     I2S/TDM interface support up to 192K Fs 7.1ch LPCM and HD audio non-PCM output

•     Video processor

•     Built-in 512-tap poly phase FIR filter based scaling engine

•     Support brightness, contrast, hue, saturation adjustment

•     Embedded 10-bit gamma look-up table

•     Embedded Test Pattern Generator for 16 kinds of patterns

•     Embedded 10-bit dithering engine

•     Embedded Himax 2D to 3D real time conversion

•     Support 3D Side-By-Side Half to 2D Conversion

•     Support OSD generator and display

•     Built-in PLL to generate clock from single 24.576MHz crystal

•     Spread spectrum controller for EMI suppression, the SSC modulation rate is about

•     33 to 100KHz and the range is 0.1% step until 3%

•     Embedded test pattern generator for simplifying panel dynamic burn-in test

•     Built-in 32-Bits RISC CPU up to 98.304MHz

•     Support 2-wires JTAG interface for CPU SW debugging

•     Embedded SPI flash (support mode3) interface with ISP capability

•     Embedded EDID and user data

•     Built-in 16-bit timer/counter x 4

•     Built-in Full duplex UART x 2

•     Built-in Watch Dog Timer x 1

•     Programmable GPIO with interrupt trigger, which can be assigned independent

•     Built-in I2C slave for host control

•     Built-in interrupt output and Built-in 2 channel master I2C and SPI

IP and ASIC Service

From the fourth quarter of 2011, Himax Media Solutions, our subsidiary, developed a new business segment on IP and ASIC service. It is a brand new model based on our core technology of video display and High Speed Transmission. For video display related, we offer 3D Video and Image Compression/Decompression IP, Super High Resolution IP, MEMC IP, Noise Reduction and SunLight Readable IP and Technology Licensing. For High Speed Transmission related, we offer HDMI, V-by-One HS, LVDS, eDP, MIPI and High Performance Video ADC Silicon IP (SIP) Licensing. For ASIC service, it is based on a integrated and verified design platform of video display and High Speed Transmission IPs to enable a time-to-market Specification-to-Chip ASIC service.

Video IP

As an expert player in 2D/3D image and display core technologies solutions, we develop and own unique IPs of image and video applications. The high quality IPs, used in various popular multi-media commercial products, can provide our licensees with differentiated products and advantage in time-to-market. The features of IPs are summarized in the following table.

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

•     smart contrast enhancement processing for shadow, mid-tone and highlight grey level respectively

•     pixel based contrast adjustment

•     adapt video content dynamically

•     support automatic adjustment based on ambient light sensor input

•     support manual adjustment based on manual enhancement level setting

•     no frame buffer is required

•     low power and compact architecture

Product	Features
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

•     support real-time compress/decompress with low latency delay for video processor application

•     block-based / frame-based data access encode/decode

Silicon IP

We also develop and own unique IPs of high speed transmission. These silicon IPs are not only silicon proven but also “product proven” and are used in various popular media commercial products. We provide our licensees with unique, high quality and cost competitive silicon IPs to reduce risk and accelerate time-to-market. The features of silicon IPs are summarized in the below table:

Product	Features
HDMI Transmitter and Receiver IP	• provide configurable HDMI digital controllers and high-speed mixed signal Physical Layer IP (“PHY”) • fully compliant with HDMI 1.4a/HDMI 2.0 specifications and received the ATC certification

Mobile Industry Processor Interface (“MIPI”) and Display Serial Interface (“DSI”) IP

•     fully compliant with the DSI version 1.01

•     support the physical adapter layer of the D-PHY specification version 1.00

•     support both command and video modes providing the greatest range of flexibility

VBO IP

•     fully compliant with the V-by-One® HS Standard Version 1.3

•     provide configurable VBO digital controllers and high-speed mixed signal PHY

•     designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

eDP IP	• fully support eDP v1.3/v1.4 compliant • support data rate: 5.4G/ 2.7Gbps or 1.62Gbps per lane • Low power design for mobile application

Product	Features
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

•     support 4K x 2K/ 5K x 2K/ 8K x 4K display

•     support advanced timing controller technologies like smart contrast enhance, local dimming, EVLC, and energy saving

LCOS and MEMS Products

Himax Display, our subsidiary, has contributed to our microdisplay products lines: Color-filter LCOS, Color-sequential LCOS, Front-Lit™ LCOS and MEMS.

The latest development of Front-Lit™ LCOS enables an ultra-compact and extremely power-efficient optical engine by consolidating LED illumination system and the polarization beam splitter (PBS) and integrating them into the micro display module itself. Front-Lit™ LCOS enables a much simplified optical engine design and assembly process and successfully lowered customers’ manufacturing time and costs.

Himax Display is the market leader of the LCOS industry based on market share since 2012 with the whole product line patented by the Company. We believe Himax Display is the only non-captive LCOS company that owned a mass production ready liquid crystal assembly line. We have produced and shipped over 2.0 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, embedded projector in different applications (cell phone and camcorder), communication, toy projector, and head-mounted-display.

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

Color-Sequential LCOS Microdisplays

•     0.22” (640 x 360 pixels) nHD

•     0.28” (852 x 480 pixels) WVGA

•     0.38” (640 x 480 pixels) VGA

•     0.37” (800 x 600 pixels) SVGA

•     0.37” (1366 x 768 pixels) WXGA

•     0.45” (1024 x 768 pixels) XGA

•     Customized design

Front-Lit™ Color Filter LCOS MEMS	• 0.22” (640 x 360 pixels) nHD • Customized design • 0.55” (1280 x 800 pixels) WXGA

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
Integrated Multi-Channel Power Solutions for Notebooks

•     built-in power MOSFET

•     step-up PWM converter

•     charge pump regulator

•     LDO regulator

•     voltage detector

•     gate pulse modulator

•     Vcom operational amplifier

•     with/without LED drivers

•     smart PWM control

Integrated Multi-Channel Power Solutions for Monitors	• built-in power MOSFET • step-up PWM converter • HV LDO regulator • voltage detector • gate pulse modulator • programmable Vcom voltage / Vcom operational amplifier • level shifter

Product	Features
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

•     4.5V to 24V input voltage range

•     built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V)

•     8 constant current source channels

•     capable of driving up to 10 LEDs in serial for each channel

•     I2C programmable setting

•     smart PWM dimming control

•     50V sustainable voltage for LED pins

•     capable of driving up to 14 LEDs in serial for each channel

WLED Drivers for LED MNT

•     5V to 33V input voltage range

•     built-in 2MHz step-up PWM controller

•     2/4/8 constant current source channels

•     up to 200mA per channel

•     90V HV sustainable voltage for LED pins

•     capable of driving up to 25 LEDs in serial for each channel

WLED Drivers for LED TV	• 8V to 33V input voltage range • 8-channel current sinks • up to 90mA per channel • 60V sustainable voltage for LED pins • up to 700mA per channel with outside current sink MOSFET

LED Drivers for lighting	• universal input range • no flicker • ultra low current ripple • OCC for PF • Dimmable

CMOS Image Sensor Products

Our CMOS image sensor products are designed primarily for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. The CMOS image sensor product line is developed by our subsidiary, Himax Imaging. With the product launch of 3 mega pixel, 2 mega pixel and VGA system-on-chip sensor products in 2009, we have secured customer designs in both mobile phones and notebook applications and moved these products into production phase. We continue to expand our product portfolio with the successful introduction of a 1/6” 1.3 mega pixel, a 1/6” HD, and a 1/5” format 2.0 mega pixel system-on-chip sensor. Based on new pixel architecture, a 1/4” 5 mega pixel, a 1/3.2” 8 mega pixel and a smaller 1/9” HD sensor were designed and phased into production in 2013. Thanks to backside illumination, or BSI technology, a high performance 1/6” Full HD sensor and a new low power consumption 8 mega pixel sensor were introduced to our customers in early 2014. Besides products in mobile devices, we also develop specialized sensors for automobile and surveillance. Almost all of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the lowlight or video mode without a decreasing frame rate or increasing power consumption. Embedded in some of our sensors, ClearViewTMtechnology provides the optical restoration engine to enhance the optical performance. In the automobile and surveillance product line, ClearSenseTM technology extends the dynamic range by special pixel and readout. We are committed to being a key player in CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

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

1.3MP ClearSenseTM EDR Color Image Sensor for Automotive and Surveillance

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

•    anti-blooming and dark sun cancellation

•    built-in low dropout regulator and power on reset

•    10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL Color Image System on Chip for Automotive and Surveillance

•    high sensitivity, low noise VGA sensor operating up to 60FPS

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

Besides imaging lens, our technology is also adapted to form microstructure such as lens array and lenticular for advanced application in digital and computational imaging field. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions to many tier 1 customers in the mobile device and wearable front.

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

Array Lens

•    4*4 Array lens, co-developing with multiple tier-one partners, provide many and varied imaging effects such as stereo, re-focusing, super resolution and perspective shift

•    2*2 Array lens, a cost effective solution for array camera with innovative sensing and depth math capabilities Micro lens array provides custom solution for light field camera.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2014, we sold our products to more than 200 customers. In 2012, 2013 and 2014, Innolux and its affiliates, accounted for 34.2%, 22.6% and 19.6% of our revenues, respectively; customer A and its affiliates, accounted for 11.7%, 16.9% and 18.1% of our revenues, respectively.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2014:

BOE Technology Group Co., Ltd.

Chunghwa Picture Tubes, Ltd.

Excel Asian Taiwan Co., Ltd.

Innolux Corporation

Mitsudi (HK) Company

Perfect Display Limited

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

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also established relationships with UMC, HHNEC, PSC and SK Hynix. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, ChipMOS Technologies Inc., Chipmore International trading company Ltd., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Maxchip Electronics Corp.	ChipMOS Technologies Inc.
Powerchip Technology Corporation	LB Semicon Co., Ltd.
Semiconductor Manufacturing International Corporation	Nepes Corporation
Shanghai Hua Hong NEC Electronics Company, Ltd.
SK Hynix
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Chipbond Technology Corporation	Ardentec Corporation
JMC Electronics Co., Ltd.	Advanced Semiconductor Engineering Inc.
LG Innotek Co., Ltd.	Chipbond Technology Corporation
Simpal Electronics Co., Ltd.	Chipmore International Trading Company Ltd.
Stemco., Ltd.	ChipMOS Technologies Inc.
Sumitomo Metal Mining Package Material Co., Ltd.	Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation
Orient Semiconductor Electronics Ltd.
Siliconware Precision Industries Co., Ltd.
Taiwan IC Packaging Corporation

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation

Intellectual Property

As of March 31, 2015, we held a total of 2,575 patents, including 1,128 in Taiwan, 868 in the United States, 520 in China, and 59 in other countries. The expiration dates of our patents range from 2019 to 2034. We also have a total of 297 pending patent applications in Taiwan, 176 in the United States and 265 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

For LCOS products used in pico-projectors, we face competition primarily from digital lighting processing, or DLP, projectors incorporating Texas Instruments Incorporated’s digital light processing technology. We also face competition from a few other mobile projector technologies, including OmniVision, which acquired Aurora Systems in 2010, Syndiant Inc., Kopin Corporation Inc. and Microvision Inc., a company providing laser-scanning projector solutions. For MEMS products, we face competition primarily from TI’s DLP, Epson’s 3LCD technology, eMagin, MicroOLED and Sony.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2015.

The following table sets forth summary information for our subsidiaries as of March 31, 2015.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	Sales	South Korea	100.0%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	76.7	%(1)
Integrated Microdisplays Limited	LCOS sales	Hong Kong	76.7	%(3)
Himax Display (USA) Inc.	MEMS design	California, USA	76.7	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	83.2	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	88.0	%(4)
Himax Imaging Corp.	IC design	California, USA	88.0	%(5)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	98.9	%(6)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 76.7% ownership of Himax Display, Inc.
(4)	Indirectly, as to 80.4% through our 100.0% ownership of Himax Imaging, Inc. and as to 7.6% through our 100.0% ownership of Himax Technologies Limited.
(5)	Indirectly, through our 88.0% ownership of Himax Imaging, Ltd.
(6)	Directly, as to 22.0%, and indirectly, as to 76.9% through our 100.0% ownership of Himax Technologies Limited.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are fabless semiconductor solution provider dedicated to display imaging processing technologies. We are worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. We also offer digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, maintain our leading technology position, achieve additional design wins and manage our costs to partially mitigate declining average selling prices and any other market risks in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2014 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. For example, in the second half of 2008, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of large-sized TFT-LCD panels. Many TFT-LCD panel manufacturers experienced a decrease in prices of large-sized TFT-LCD panels and reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products, particularly in late 2008 and early 2009. While there was a rebound in demand for TFT-LCD panels in the second quarter of 2009, the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. Our product pricing remained weak in 2009. In the second half of 2010, the TFT-LCD panel industry suffered again from an over-supply due to a high inventory level built up previously, which significantly decreased our sales to the TFT-LCD panel industry. In the second half of 2011, the demand of TFT-LCD panels was affected by the uncertain global economic conditions by lowering capacity utilization for large panel products. Because the demand was lower than originally anticipated, ASP pressure arose for large-sized applications during the traditional peak season. From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution which creates a higher barrier of entry, less competition and higher profit margins.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2012, 2013 and 2014 was 76.9%, 75.1% and 75.5%, respectively. In 2014, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 55.8%, the cost of processed tape was 6.0%, the cost of assembly and testing was 37.6% and overhead was 0.6%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $8.2 million, $9.7 million and $11.3 million in 2012, 2013 and 2014, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $6.3 million, $7.8 million and $9.3 million in 2012, 2013 and 2014, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2012, 2013 and 2014 as reflected in our consolidated financial statements.

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

We made grants of 1,219,791 RSUs to our employees on September 26, 2014. The vesting schedule for such RSU grants is as follows: 82.57% of the RSU grants vested immediately and were settled by cash in the amount of $9.3 million on the grant date, with the remainder vesting equally on each of September 30, 2015, 2016 and 2017, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 26, 2012, September 26, 2013 and September 26, 2014 was $1.95, $10.15 and $9.27 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-years tax holiday. The balance of unused investment tax credits totaled $6.0 million and $4.7 million as of December 31, 2013 and 2014, respectively.

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

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2006, January 1, 2008 and January 1, 2014 and expired or will expire on December 31, 2010, December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor became entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012, $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013 and $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Description of Certain Statements of Income Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplay solutions, power ICs, CMOS image sensors, wafer level optics products, ASIC service and IP licensing.

Display drivers for large-sized applications had been the largest source of revenues for us before 2013, but in 2013 and 2014, display drivers for mobile handsets applications have been the largest source of revenues, we expect display drivers for consumer electronics applications and other non-driver products to increase in revenue contribution in the future. Our revenues generated from sales of display drivers for large-sized applications decreased in 2013 and 2014 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Innolux as a result of the impact of the change of purchase policy by Innolux to diversify its display driver supply base from 2010 and the impact of the global economic downturn in 2013. However, our revenues generated from sales of display drivers for large-sized applications increased in 2012 due to the increased sales to customers in China. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2012, 2013 and 2014, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$305,247	41.4	$228,927	29.7	$226,087	26.9
Display drivers for mobile handsets applications	177,175	24.0	232,019	30.1	238,467	28.4
Display drivers for consumer electronics applications	151,689	20.6	183,554	23.8	207,514	24.7
Others(1)	103,144	14.0	126,239	16.4	168,474	20.0
Total	$737,255	100.0	$770,739	100.0	$840,542	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics products, scaler, NRE incomes, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. Innolux and its affiliates accounted for 34.2%, 22.6% and 19.6% of our revenues in 2012, 2013 and 2014, respectively. Sales to Innolux and its affiliates further decreased both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Innolux to diversify its display driver supply base and our increased sales to China customers.

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Innolux and its affiliates	$251,974	34.2	$173,976	22.6	$164,552	19.6
Customer A and its affiliates	86,069	11.7	130,259	16.9	152,105	18.1
Others	399,212	54.1	466,504	60.5	523,885	62.3
Total	$737,255	100.0	$770,739	100.0	$840,542	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2012, 2013 and 2014 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2012, 2013 and 2014, approximately 48.4%, 36.8% and 36.9% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 45.4%, 52.0% and 51.9% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets, depreciation on research and development equipment, and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2012, 2013 and 2014 were 9.6%, 10.4% and 10.9%, respectively.

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

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2012, 2013 and 2014, we recognized bad debt expense of nil, $0.2 million and $0.6 million, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans, and the 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013 and September 26, 2014 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $8.2 million, $9.7 million and $11.3 million in 2012, 2013 and 2014, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 23.9% in 2012, 25.8% in 2013 and 25.3% in 2014, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax payable) was limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, and personnel training expenses. The balance of unused investment tax credits totaled $6.0 million and $4.7 million as of December 31, 2013 and 2014, respectively. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward.

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2006, January 1, 2008 and January 1, 2014 and expired or will expire on December 31, 2010, December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor is also entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $2.9 million, $0.01 and $0.01 for the year ended December 31, 2012, respectively, $2.4 million, $0.01 and $0.01 for the year ended December 31, 2013, respectively, and $2.8 million, $0.01 and $0.01 for the year ended December 31, 2014, respectively. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2014, we based our share-based compensation cost on an assumed forfeiture rate of 8.3% per annum for RSUs issued in 2012, 3.5% per annum for RSUs issued in 2013 and 2.05% per annum for RSUs issued in 2014, respectively, under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2012, 2013 and 2014, the fair value of the ordinary shares underlying the RSUs granted to our employees was $1.95, $10.15 and $9.27 per share, respectively, which was the closing price of our ADSs on September 26, 2012, September 26, 2013 and September 26, 2014, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008, we recognized a valuation allowance of $25.3 million for the probable credit loss relating to SVA-NEC. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. Subsequently, in late February 2009, it was reported that SVA Group, the ultimate parent company of SVA-NEC, was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. We recovered $8.8 million and $1.5 million from SVA-NEC in 2010 and 2011, respectively. In December 2014, SVA NEC was declared bankrupt by the court and we would not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC. Consequently, this receivable was written off and the related valuation allowance was reversed in 2014.

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2012, 2013 and 2014 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2012	$15,186	$-	$-	$15,186
2013	$15,186	$173	$-	$15,359
2014	$15,359	$554	$(15,186)	$727

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions	Amounts Utilized	Balance at End of Year
	(in thousands)
2012	$785	$7,386	$(7,093)	$1,078
2013	$1,078	$7,272	$(7,421)	$929
2014	$929	$5,168	$(5,229)	$868

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2012, 2013 and 2014 were approximately $12.4 million, $10.8 million and $8.2 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For CMOS image sensors and Projection displays these two asset groups, we determined that the undiscounted cash flows expected to result from the use of the asset groups significantly exceeded their respective carrying amounts. The undiscounted cash flow exceed its carrying amount were 46%, 69% and 66% for CMOS image sensors asset group as of December 31, 2012, 2013 and 2014, respectively. The undiscounted cash flow exceed its carrying amount were 31%, 45% and 28% for Projection displays asset group as of December 31, 2012, 2013 and 2014, respectively. No triggering events that would indicate potential impairment occurred for the other significant asset groups for the last three years. Consequently, we have not recognized any impairment charges on long-lived assets during the period from December 31, 2012 to December 31, 2014.

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

We have two operating segments, which are also reportable segments. We have determined that we have five reporting units. However, most of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2012, 2013 and 2014 as a result of our acquisition of Spatial Photonics, Inc. during 2012. The amount of such goodwill is immaterial.

For the Driver IC reporting unit in 2012, we compared the carrying value of the Driver IC reporting unit, inclusive of assigned goodwill, to its respective fair value—step 1 of the two-step impairment test.

We use the discounted cash flow (DCF) method to determine the fair value of each reporting unit. We engaged an independent external service provider to assist us in estimating the fair value of each reporting unit. In conducting the DCF valuation, we incorporate the use of projected financial information and a discount rate that are developed using market-participant-based assumptions. The cash-flow projections are based on five-year financial forecasts that include revenue projections, which are based on our business plan and considered industry trends, capital spending trends, and investment in working capital to support anticipated revenue growth. The selected discount rate considers the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in our reporting units. We used a discount rate based on our weighted average cost of capital, which was 21.3% for the Driver IC reporting unit and 30.2% for other reporting units as of October 31, 2012.

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

Based on our assessment, the estimated fair value of the Driver IC reporting unit exceeded its carrying amount by 54.3% at October 31, 2012 and therefore we concluded that goodwill was not impaired in 2012.

For Driver IC reporting unit in 2013 and 2014 and Projection displays reporting unit in 2012, 2013 and 2014, management elected to use the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. Based on such qualitative assessments, management determined that it was not more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. As such, performing the next step of the test impairment test for these reporting units was unnecessary. However, our conclusion could change in the future if market conditions change with respect to these reporting units.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2012, 2013 and 2014 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
2012	$78	$856	$(737)	$197
2013	$197	$364	$(440)	$121
2014	$121	$355	$(373)	$103

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

As of December 31, 2013 and 2014, we have not provided for retained earnings tax on the undistributed earnings of approximately $582.6 million and $626.6 million, respectively, of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $551.5 million and $587.4 million as of December 31, 2013 and 2014, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past four years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2013 and 2014, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $79.1 million and $120.7 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Balance at beginning of year	$128	$791	$483
Increase related to prior year tax positions	658	-	368
Decrease related to prior year tax positions	-	(184)	-
Settlements	-	(93)	-
Lapse of statute of limitations	-	(31)	(63)
Effect of exchange rate change	5	-	-
Balance at end of year	$791	$483	$788

With the exception of Himax Taiwan, Himax Semiconductor, Himax Technologies Korea Ltd., or Himax Korea, Himax Technologies Japan Ltd., Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances for regular tax of $30.5 million, $28.1 million and $29.8 million as of December 31, 2012, 2013 and 2014, respectively, and valuation allowances for undistributed earnings tax of $8.7 million, $10.2 million and $11.2 million as of December 31, 2012, 2013 and 2014, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. Additional valuation allowances of $5.8 million as of December 31, 2012, was provided to reduce Himax Taiwan’s deferred tax assets related to unused investment tax credits.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2012	2013	2014
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	76.9	75.1	75.5
Research and development	9.6	10.4	10.9
General and administrative	2.3	2.4	2.4
Bad debt expense	-	-	-
Sales and marketing	2.1	2.4	2.5
Total costs and expenses	90.9	90.3	91.3
Operating income	9.1	9.7	8.7
Non-operating income (loss)	(0.2)	0.1	1.5
Income tax expense	2.1	2.5	2.6
Net income	6.8	7.3	7.6
Net loss attributable to noncontrolling interests	0.2	0.7	0.3
Net income attributable to Himax stockholders	7.0	8.0	7.9

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 9.1% to $840.5 million in 2014 from $770.7 million in 2013. The growth was a result of our customer diversification improved substantially. This increase was attributable mainly to a 33.5% increase in revenues from non-driver products to $168.4 million in 2014 from $126.2 million in 2013, primarily as a result of strong growth from Touch controller, CMOS image sensor, Timing controller, LCOS microdisplay ICs and ASIC service. The increase was also attributable to a 7.3% increase in revenues from sales of display drivers for mobile handsets and consumer electronics applications to $446.0 million in 2014 from $415.6 million in 2013. The increase was partially offset by a 1.2% decrease in revenues from large-sized applications to $226.1 million in 2014 from $228.9 million in 2013, primarily due to the soft global demand for monitors and notebooks markets. In 2014, our average selling prices decreased by 3.8%, primarily due to pricing pressure from Driver IC, and our unit shipments increased by 13.4% as a result of our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products.

Costs and Expenses. Costs and expenses increased by 10.3% to $767.8 million in 2014 from $696.4 million in 2013. As a percentage of revenues, costs and expenses increased to 91.3% in 2014 compared to 90.3% in 2013.

•	Cost of Revenues. Cost of revenues increased to $634.7 million in 2014 from $578.9 million in 2013. The increase in cost of revenues was due primarily to a 13.4% increase in unit shipments in 2014, as compared to 2013. Inventory write-downs, which are included in cost of revenues, decreased slightly to $8.2 million in 2014 from $10.8 million in 2013. As a percentage of revenues, cost of revenues increased to 75.5% in 2014 from 75.1% in 2013. The margin decreased is primarily a result of higher shipment of older generation CMOS image sensors and foundry capacity constraint, which were largely offset by growing demand from 4K TV and NRE income from ASIC, LCOS and WLO products.

•	Research and Development. Research and development expenses increased by 14.3% to $91.8 million in 2014 from $80.4 million in 2013. This increase was primarily attributable to increases in salary expenses, research and development material expenses and depreciation expense to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses increased by 11.3% to $20.2 million in 2014 from $18.1 million in 2013, primarily as a result of increases in salary expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries.

•	Bad Debt Expense. We recognized bad debt expense of $0.6 million and $0.2 million in 2014 and 2013, respectively.

•	Sales and Marketing. Sales and marketing expenses increased by 9.3% to $20.6 million in 2014 from $18.8 million in 2013, primarily as a result of increases in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income, net. We had net non-operating income of $12.8 million in 2014 compared to a net non-operating income of $1.1 million in 2013. We recognized gain on disposal of investments, net of $10.5 million and valuation gain on financial instruments of $1.3 million in 2014.

Income Tax Expense. Our income tax expense increased by 10.9% to $21.6 million in 2014 from $19.5 million in 2013. Our effective income tax rate decreased to 25.3% from 25.8% in 2013. This change in our effective income tax rate was primarily attributable to tax benefits recognized from investment tax credits, which was partially offset by changes in foreign currency exchange rates.

Net Income. As a result of the foregoing, our net income increased to $63.9 million in 2014 from $55.9 million in 2013 and net income attributable to Himax stockholders increased to $66.6 million in 2014 from $61.5 million in 2013.

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

•	Cost of Revenues. Cost of revenues increased to $578.9 million in 2013 from $566.7 million in 2012. The increase in cost of revenues was due primarily to a 3.1% increase in unit shipments in 2013, as compared to 2012. Inventory write-downs, which are included in cost of revenues, decreased slightly to $10.8 million in 2013 from $12.4 million in 2012. As a percentage of revenues, cost of revenues decreased to 75.1% in 2013 from 76.9% in 2012. The significant margin improvement is primarily a result of our product mix and customer diversification.

•	Research and Development. Research and development expenses increased by 13.3% to $80.4 million in 2013 from $70.9 million in 2012. This increase was primarily attributable to increases in salary expenses, mask and mold expenses and royalty expense to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses increased by 5.9% to $18.1 million in 2013 from $17.1 million in 2012, primarily as a result of increases in salary expenses and professional expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries. The increase in professional expenses was due primarily to increasing patent filing fees and certain consulting fee.

•	Bad Debt Expense. We recognized bad debt expense of 0.2 million in 2013 and nil in 2012.

•	Sales and Marketing. Sales and marketing expenses increased by 21.9% to $18.8 million in 2013 from $15.4 million in 2012, primarily as a result of increases in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

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

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousand)
Segment Revenues
Driver IC	$634,111	$644,500	$672,068
Non-Driver Products	103,144	126,239	168,474
Total	$737,255	$770,739	$840,542

	Year Ended December 31,
	2012	2013	2014
	(in thousand)
Segment Operating Income (loss)
Driver IC	$83,883	$89,162	$92,290
Non-Driver Products	(16,823)	(14,819)	(19,565)
Total	$67,060	$74,343	$72,725

Driver IC Segment

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Segment revenues. Our revenues from the Driver IC segment increased by 4.3% to $672.1 million in 2014 from $644.5 million in 2013. This increase was attributable to a 10.2% increase in unit shipments of our driver IC products and partially offset by a 5.4% decrease in our average selling price.

Segment operating income. Operating income from the Driver IC segment increased to $92.3 million in 2014 from $89.2 million in 2013. This increase was primarily attributable to a decrease in operating expense in 2014 as compared to 2013. As a percentage of segment revenues, segment operating income little decreased to 13.7% in 2014 from 13.8% in 2013.

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

Non-Driver Products Segment

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Segment revenues. Our revenues from the Non-Driver Products segment increased by 33.5% to $168.4 million in 2014 from $126.2 million in 2013. This increase was attributable mainly to a 26.5% increase in unit shipments of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $19.6 million in 2014 from $14.8 million in 2013. The operating loss increases was attributable mainly to increasing R&D expense to capture new business opportunities.

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

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividend and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividend.

As of December 31, 2014, we had total current assets of $729.6 million, total current liabilities of $355.4 million and cash and cash equivalents of $185.5 million. As of December 31, 2014, we had total short-term debt of $130.0 million with equal amount of cash and time deposits as collateral and did not have any outstanding long-term borrowings. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by operating activities	$52,167	$51,123	$93,719
Net cash provided by (used in) investing activities	(695)	(30,525)	10,644
Net cash used in financing activities	(18,931)	(32,103)	(46,204)
Net increase (decrease) in cash and cash equivalents	32,573	(11,417)	58,146
Cash and cash equivalents at beginning of period	106,164	138,737	127,320
Cash and cash equivalents at end of period	138,737	127,320	185,466

Operating Activities. Net cash provided by operating activities in 2014 was $93.7 million compared to $51.1 million in 2013. This increase in net cash provided by operating activities in 2014 was due primarily to a decrease in cash used for raw materials, assembly and testing process fees in 2014 compared to 2013, partially offset by a decrease in cash collected from customers and an increase in cash paid for income tax in 2014 compared to 2013. Net cash provided by operating activities in 2013 was $51.1 million compared to $52.2 million in 2012. This decrease in net cash provided by operating activities in 2013 was due primarily to an increase in cash used for raw materials, assembly and testing process fees, operating expenses and income tax in 2013 compared to 2012, partially offset by an increase in cash collected from customers in 2013 compared to 2012.

Investing Activities. Net cash provided by investing activities in 2014 was $10.6 million compared to net cash used in investing activities $30.5 million in 2013. This increase in net cash provided by investing activities in 2014 was due primarily to an increase in cash provided by disposal of investments $19.7 million, a decrease in cash used for property and equipment $10.9 million and purchasing of investment securities in 2014 compared to 2013. Net cash used in investing activities in 2013 was $30.5 million compared to $0.7 million in 2012. This increase in net cash used in investing activities in 2013 was due primarily to an increase in cash used for property and equipment $18.4 million, purchasing of investment securities $9.2 million and pledge of restricted marketable securities mainly for government grant $1.8 million in 2013 compared to 2012.

Financing Activities. Net cash used in financing activities in 2014 was $46.2 million compared to $32.1 million in 2013. This increase was due primarily to a decrease in proceeds from issuance of new shares by subsidiaries and an increase in distribution of cash dividends. Net cash used in financing activities in 2013 was $32.1 million compared to $18.9 million in 2012. This increase was due primarily to an increase in distribution of cash dividends and partially offset by a decrease in payments to repurchase ordinary shares and an increase in proceeds from issuance of new shares by subsidiaries.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $6.6 million, $18.4 million and $10.9 million in 2012, 2013 and 2014, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2012, 2013 and 2014, we incurred research and development expenses of $70.9 million, $80.4 million and $91.8 million, respectively, representing 9.6%, 10.4%and 10.9% of our revenues, respectively.

5.D. Trend Information

4K TVs, TFT TVs, smartphones and tablet PCs migrating toward high resolutions, and automotive applications are the main themes for large, small and medium-sized panels. There will be more and more similar products in the market where driver IC accounts for higher value content than before. Since 2012, we began to benefit from the rapid growth of smartphones and tablets and Chinese panel makers’ capacity expansion. Business rebounded strongly as years of investment in customer and product mix change came to fruition. We gained share in markets of all panel sizes. Large panel driver ICs resumed growth and showed continuous momentum thanks to strong shipments to both existing and new customers with 4K TV demand particularly robust. On the small and medium sized front, sales hit historical high in the last quarter of 2014, signaling our dominant market share in this competitive segment. Our end customers include influential names in China, Korea, and the U.S. However, continued growth momentum in the smartphone market has attracted more competitors and unavoidable pricing pressure we gained share in the large panel sector and grew our large panel driver IC sales.

We also see the demand from our customers for high-resolution displays of all sizes of TFT-LCD panels to provide better user experiences. As the leading player with a track record with top global brands in display driver ICs, we are well-positioned to benefit from this trend in resolution migration. We have worked closely with panel partners and also tier-one brand customers to develop next-generation high-resolution mobile devices.

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

It is expected that Chinese panel makers will further expand their TFT-LCD and AMOLED capacity in the next few years. The significant increase in output offers attractive driver ICs business opportunities. However, we would like to caution that this might lead to over-supply in panels and growing bargaining power of Chinese panel makers at the same time, potentially resulting in more severe ASP pressure.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance-Sheet Arrangements

As of December 31, 2014, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2014, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	5,408	1,941	2,190	532	745
Purchase obligations(1)	194,260	194,260	-	-	-
Other obligations(2)	5,229	2,417	2,812	-	-
Total	204,897	198,618	5,002	532	745

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

	(2)	Includes obligations under license agreements and donations for laboratory commitments.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2012, 2013 and 2014, rental expenses for operating leases amounted to $1.8 million, $2.7 million and $2.1 million, respectively. The lease arrangements will expire gradually from 2015 to 2024. As of December 31, 2014, we agreed to make future minimum lease payments of $1.9 million, $1.3 million, $0.9 million, $0.3 million and $0.2 million in 2015, 2016, 2017, 2018 and 2019, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2014, the remaining commitments under such contracts were $3.1 million. These outstanding contracts had a total contract value of $3.8 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2014, our contractual obligations pursuant to such arrangements amounted to approximately $153.4 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2014 were $2.3 million compared to $2.0 million and $1.8 million in 2013 and 2012, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2014 were $2.4 million compared to $2.1 million and $2.0 million in 2013 and 2012, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of the consumer price index in Taiwan was 1.9%, 0.8% and 1.2% in 2012, 2013 and 2014, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2015. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	57	Chairman of the Board
Jordan Wu	54	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	66	Director
Yuan-Chuan Horng	63	Director
Hsiung-Ku Chen	63	Director
Chih-Chung Tsai	59	Chief Technology Officer, Senior Vice President
Jackie Chang	55	Chief Financial Officer
Norman Hung	57	Vice President, Sales and Marketing

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

Yuan-Chuan Horng is our director. He has been the vice president of the Finance Division of China Steel Corporation since June 2014. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng was the general manager of the Finance Department of China Steel Corporation, a position which he held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate cash compensation that we paid to our executive officers was approximately $0.9 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2014, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2014 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares as of August 10, 2009. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Total Cash Award Granted (in thousands)	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs	Unvested Portion of cash award (in thousands)
Dr. Biing-Seng Wu	35,361	-	17,680	53,042	-
Jordan Wu	35,361	-	17,680	53,042	-
Dr. Yan-Kuin Su	-	-	-	-	-
Yuan-Chuan Horng	-	-	-	-	-
Hsiung-Ku Chen	-	-	-	-	-
Chih-Chung Tsai	15,102	-	7,552	22,652	-
Jackie Chang	11,866	-	5,934	17,798	-
Norman Hung	4,180	116	8,360	-	116

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

6.D. Employees

As of December 31, 2012, 2013 and 2014, we had 1,431, 1,638 and 1,772 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2014:

Function	Number
Research and development(1)	1,073
Engineering and manufacturing(2)	218
Sales and marketing(3)	351
General and administrative	130
Total	1,772

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.

	(3)	Includes field application engineers.

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

Number of Authorized Shares. We have authorized a maximum issuance of 36,153,854 shares in the 2005 plan and 20,000,000 shares in the 2011 plan, and the 2005 plan was terminated in October 2010. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “—Restricted Share Units.”

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

We made grants of 1,219,791 RSUs to our employees on September 26, 2014. The vesting schedule for such RSU grants is as follows: 82.57% of the RSU grants vested immediately and was settled by cash in the amount of $9.3 million on the grant date, with the remainder vesting equally on each of September 30, 2015, 2016 and 2017, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2015, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,190,244	20.8%
Jordan Wu	28,251,472	8.3%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Chih-Chung Tsai	7,218,440	2.1%
Jackie Chang	54,570	-
Norman Hung	491,194	0.1%

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

As of March 31, 2015, 342,425,144 of our shares were outstanding. We believe that, of such shares, 206,848,116 shares in the form of ADSs were held by approximately 42,982 holders in the United States as of March 31, 2015.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2015, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,190,244	20.8%
Jordan Wu(2)	28,251,472	8.3%
All directors and executive officers as a group	108,122,024	31.6%

Note:	(1)	Dr. Biing-Seng Wu directly owns 140,716 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd, respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,190,244 ordinary shares, representing approximately 20.8% of the outstanding ordinary shares.

	(2)	Jordan Wu directly owns 70,358 ordinary shares. Jordan Wu beneficially owns 26,400,384 ordinary shares and 1,780,730 ordinary shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu. Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,251,472 ordinary shares, representing approximately 8.3% of the outstanding ordinary shares.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

On June 19, 2013, Innolux disposed of its entire holding shares of ours, so that Innolux ceased to be our shareholder and Innolux and its affiliates was not a related party since that day. We have no related party transactions in 2014.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

Furthermore, if Himax Taiwan does not generate any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2010	3.28	2.00	297.0
2011	2.69	0.97	293.1
2012	2.46	0.99	337.3
2013	15.23	2.40	6,410.8
First quarter	5.45	2.40	1,921.1
Second quarter	8.19	4.76	5,428.6
Third quarter	11.06	5.10	9,993.2
Fourth quarter	15.23	8.13	8,019.7
2014	16.15	5.70	5,923.9
First quarter	16.15	11.22	7,847.8
Second quarter	12.19	5.89	6,222.4
Third quarter	10.45	5.70	5,360.3
Fourth quarter	10.20	6.39	4,359.9
October	10.20	6.75	6,014.1
November	8.28	6.39	3,802.3
December	8.38	6.67	3,112.0
2015
First quarter	9.49	6.27	3,382.6
January	9.49	6.83	3,959.6
February	8.85	7.08	3,038.1
March	8.16	6.27	3,155.5
April(through April 10)	6.47	6.11	1,888.3

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2014.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2014, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2014, approximately 70% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2014, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2014, we accrued other receivable of $0.5 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2014.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 15, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 15, 2015

Changes in Internal Control over Financial Reporting

In 2014, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2013 and 2014.

	Year ended December 31,
Services	2013	2014
Audit Fees(1)	$737,000	$757,000
All Other Fees(2)	40,000	13,000
Total	$777,000	$770,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

	(2)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports, conflict mineral investigation execution and review ROC Investment Commission required filing.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2015, we had repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the 2011 share buyback programs for each of the specified periods.

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

16.F. Change in Registrant’s Certifying Accountant

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 15, 2015.

(b) Consolidated Balance Sheets as of December 31, 2013 and 2014.

(c) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014.

(g) Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.3	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as depositary, and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (file no. 333-181416) filed with the Securities and Exchange Commission on May 15, 2012.)

4.1	Himax Technologies, Inc. 2011 Long-Term Incentive Plan. (Incorporated herein by reference to Exhibit 99.3 to the Registrant’s report of foreign private issuer on Form 6-k filed on July 18, 2011.)

4.2*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: April 15, 2015

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (the “Company”) and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 15, 2015

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2014

(in thousands of US dollars)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$127,320	185,466
Investments in marketable securities available-for-sale	788	2,377
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $16,288 and $1,595 at December 31, 2013 and 2014, respectively	200,725	219,368
Inventories	177,399	166,105
Deferred income taxes	9,974	7,740
Restricted cash, cash equivalents and marketable securities	108,399	130,179
Prepaid expenses and other current assets	15,052	18,341
Total current assets	639,657	729,576

Investment in non-marketable equity securities	21,877	11,211
Equity method investments	190	102
Property, plant and equipment, net	60,588	57,271
Deferred income taxes	2,135	477
Goodwill	28,138	28,138
Other intangible assets, net	5,234	4,281
Restricted marketable securities	135	158
Other assets	1,373	1,780
	119,670	103,418
Total assets	$759,327	832,994

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2013 and 2014

(in thousands of US dollars, except share and per share data)

	December 31,
	2013	2014
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$105,500	130,000
Accounts payable	151,290	179,328
Income taxes payable	16,932	19,050
Deferred income taxes	45	35
Other accrued expenses and other current liabilities	30,066	26,992
Total current liabilities	303,833	355,405
Income taxes payable	483	720
Accrued pension liabilities	306	224
Deferred income taxes	185	162
Other liabilities	2,305	4,530
Total liabilities	307,112	361,041

Redeemable noncontrolling interest	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 341,049,418 shares and 342,425,144 shares outstanding at December 31, 2013 and 2014, respectively	107,010	107,010
Additional paid-in capital	106,636	107,808
Treasury shares, at cost (15,650,064 shares and 14,274,338 shares at December 31, 2013 and 2014, respectively)	(11,120)	(10,144)
Accumulated other comprehensive loss	(412)	(316)
Unappropriated retained earnings	247,710	268,266
Total Himax Technologies, Inc. stockholders’ equity	449,824	472,624
Noncontrolling interests	(1,265)	(4,327)
Total equity	448,559	468,297
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and equity	$759,327	832,994

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2012	2013	2014

Revenues:
Revenues from third parties, net	$485,281	684,184	840,542
Revenues from related parties, net	251,974	86,555	-
Total revenues	737,255	770,739	840,542

Costs and expenses:
Cost of revenues	566,700	578,886	634,660
Research and development	70,913	80,368	91,839
General and administrative	17,139	18,147	20,192
Bad debt expense	-	173	554
Sales and marketing	15,443	18,822	20,572
Total costs and expenses	670,195	696,396	767,817

Operating income	67,060	74,343	72,725

Non operating income (loss):
Interest income	317	527	728
Gains (losses) on sale of securities, net	648	(8)	10,471
Equity in losses of equity method investees	(128)	(122)	(80)
Valuation gain on financial instruments	28	160	1,255
Impairment loss on investments	(1,299)	-	(309)
Foreign currency exchange gains (losses), net	(452)	643	1,077
Interest expense	(352)	(401)	(518)
Other income, net	64	258	145
	(1,174)	1,057	12,769
Earnings before income taxes	65,886	75,400	85,494
Income tax expense	15,748	19,476	21,591
Net income	50,138	55,924	63,903
Net loss attributable to noncontrolling interests	1,458	5,552	2,695
Net income attributable to Himax Technologies, Inc. stockholders	$51,596	61,476	66,598

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.15	0.18	0.19
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.15	0.18	0.19
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.30	0.36	0.39
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.30	0.36	0.39

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars)

	Year Ended December 31,
	2012			2013		2014

Net income	$		50,138		55,924		63,903
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:			(589)		(4)		(2)
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period		59		(12)		(33)
Reclassification adjustment for realized losses (gains) included in net income		(648)		8		31
Foreign currency translation adjustments, net of tax of nil			50		161		(169)
Net unrecognized actuarial gain (loss), net of tax of $8, $(99)and $43 in 2012, 2013 and 2014, respectively			233		(401)		281
Comprehensive income			49,832		55,680		64,013
Comprehensive loss attributable to noncontrolling interests			1,461		5,521		2,681
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$		51,293		61,201		66,694

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Balance at January 1, 2012	356,700	$107,010	103,051	(7,420)	(4,502)	166	187,712	393,437	1,621	395,058
Shares acquisition	-	-	-	(11,443)	(8,886)	-	-	(8,886)	-	(8,886)
Restricted stock vested	-	-	(919)	1,313	919	-	-	-	-	-
Share-based compensation expenses	-	-	1,936	-	-	-	-	1,936	-	1,936
New shares issued by subsidiary	-	-	342	-	-	-	-	342	23	365
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	501	-	-	-	-	501	32	533
Declaration of cash dividends, $0.032 per share	-	-	-	-	-	-	(10,680)	(10,680)	-	(10,680)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	51,596	51,596	(1,458)	50,138
Other comprehensive loss	-	-	-	-	-	(303)	-	(303)	(3)	(306)
Balance at December 31, 2012	356,700	$107,010	104,911	(17,550)	(12,469)	(137)	228,628	427,943	215	428,158

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(1,349)	1,900	1,349	-	-	-	-	-
Share-based compensation expenses	-	-	1,838	-	-	-	-	1,838	2	1,840
Excess tax benefits from restricted stock vested	-	-	1,271	-	-	-	-	1,271	-	1,271
New shares issued by subsidiary	-	-	2,426	-	-	-	-	2,426	3,819	6,245
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(2,461)	-	-	-	-	(2,461)	220	(2,241)
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	-	(42,394)	(42,394)	-	(42,394)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	61,476	61,476	(5,552)	55,924
Other comprehensive income (loss)	-	-	-	-	-	(275)	-	(275)	31	(244)
Balance at December 31, 2013	356,700	$107,010	106,636	(15,650)	(11,120)	(412)	247,710	449,824	(1,265)	448,559

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(976)	1,375	976	-	-	-	-	-
Share-based compensation expenses	-	-	1,929	-	-	-	-	1,929	-	1,929
Excess tax benefits from restricted stock vested	-	-	1,232	-	-	-	-	1,232	-	1,232
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(1,013)	-	-	-	-	(1,013)	(381)	(1,394)
Declaration of cash dividends, $0.135 per share	-	-	-	-	-	-	(46,042)	(46,042)	-	(46,042)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	66,598	66,598	(2,695)	63,903
Other comprehensive income	-	-	-	-	-	96	-	96	14	110
Balance at December 31, 2014	356,700	$107,010	107,808	(14,275)	(10,144)	(316)	268,266	472,624	(4,327)	468,297

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars)

	Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$50,138	55,924	63,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,299	14,309	14,592
Bad debt expense	-	173	554
Share-based compensation expenses	1,936	1,840	1,929
Loss (gain) on disposals of property and equipment	36	88	(2)
Gain on disposals of equity method investment	-	(54)	-
Gain on disposals of investment securities, net	-	-	(10,502)
Loss (gain) on disposals of marketable securities, net	(648)	8	31
Interest income from amortization of discount on investment in corporate bonds	(101)	-	-
Impairment loss on investment	1,299	-	309
Equity in losses of equity method investees	128	122	80
Valuation gain on financial instruments	(28)	(160)	(1,255)
Issuance of new shares by subsidiary for royalties	-	49	-
Deferred income tax expense	8,851	7,409	3,816
Inventories write downs	12,418	10,759	8,198
Changes in operating assets and liabilities:
Accounts receivable	(34,467)	(65,106)	(19,211)
Accounts receivable from related parties	6,591	73,267	-
Inventories	(16,104)	(71,488)	3,096
Prepaid expenses and other current assets	1,421	(1,857)	1,053
Accounts payable	1,192	15,744	28,038
Income taxes payable	6,711	7,055	2,357
Other accrued expenses and other current liabilities	(172)	2,812	(3,262)
Other liabilities	(333)	229	(5)
Net cash provided by operating activities	52,167	51,123	93,719
Cash flows from investing activities:
Purchases of property and equipment	(6,560)	(18,412)	(10,931)
Proceeds from disposals of property and equipment	1	-	1
Purchases of available-for-sale marketable securities	(19,609)	(22,410)	(23,766)
Proceeds from disposals of available-for-sale marketable securities	25,043	21,792	22,021
Purchases of investment securities	(3)	(9,189)	-
Proceeds from disposals of investment securities	-	-	19,691
Proceeds from capital reduction of investments	-	-	1,168
Repayments of refundable deposits, net	(106)	(541)	(237)
Releases (pledges) of restricted cash, cash equivalents and marketable securities	(7)	(1,761)	2,697
Cash increase (decrease) resulting from change in consolidated entity	546	(4)	-
Net cash provided by (used in) investing activities	(695)	(30,525)	10,644

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2012, 2013 and 2014

(in thousands of US dollars)

	Year Ended December 31,
	2012	2013	2014
Cash flows from financing activities:
Payments of cash dividends	(10,680)	(42,394)	(46,042)
Excess tax benefits from share-based compensation	-	1,271	1,232
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	97	-	83
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	436	64	38
Purchases of subsidiary shares from noncontrolling interests	(14)	(896)	(1,515)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	11,200	(32,500)	(24,500)
Proceeds from issuances of new shares by subsidiaries	116	9,852	-
Payments to repurchase ordinary shares	(8,886)	-	-
Proceeds from short-term debt	304,000	352,320	417,500
Repayments of short-term debt	(315,200)	(319,820)	(393,000)
Net cash used in financing activities	(18,931)	(32,103)	(46,204)
Effect of foreign currency exchange rate changes on cash and cash equivalents	32	88	(13)
Net increase (decrease) in cash and cash equivalents	32,573	(11,417)	58,146
Cash and cash equivalents at beginning of year	106,164	138,737	127,320
Cash and cash equivalents at end of year	$138,737	127,320	185,466
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$352	401	592
Income taxes	$456	3,272	13,311
Supplemental disclosures of non-cash investing activities:
Issuance of ordinary shares by Himax Display, Inc. to acquire the net assets of Spatial Photonics, Inc.	$270	-	-

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2013	2014

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	Sales	South Korea	100.00%	100.00%
Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Semiconductor (Hong Kong) Limited (1)	Investments	Hong Kong	-	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	76.70%	76.65%
Integrated Microdisplays Limited	LCOS sales	Hong Kong	76.70%	76.65%
Himax Display (USA) Inc.	MEMS design	Delaware, USA	76.70%	76.65%
Himax Analogic, Inc.	IC design and sales	ROC	83.17%	83.18%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Imaging, Ltd.	IC design and sales	ROC	88.07%	87.95%
Himax Imaging Corp.	IC design	California, USA	88.07%	87.95%
Argo Limited (2)	Investments	Cayman Islands	100.00%	-
Tellus Limited (2)	Investments	Cayman Islands	100.00%	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2013	2014

Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	92.37%	98.85%
Himax Media Solutions (Hong Kong) Limited (2)	Investments	Hong Kong	-	-
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Iris Optronics Co., Ltd. (3)	E-paper manufacturing and sales	ROC	-	-

(1)	Himax Semiconductor (Hong Kong) Limited was newly incorporated on January 6, 2014, which is wholly owned by Himax Technologies, Inc.

(2)	Argo Limited, Tellus Limited and Himax Media Solutions (Hong Kong) Limited were deregistered and dissolved on July 29, 2014, July 29, 2014 and October 25, 2013, respectively.

(3)	Iris Optronics Co., Ltd. (“Iris”) was incorporated on May 18, 2012 and the paid-in capital was $153 thousand. The Company initially had a controlling financial interest in Iris because it had a majority voting interest at Iris board of directors. As a result, Iris was included in the Company’s consolidated financial statements since that date. On October 7, 2013, the Company no longer had a majority voting interest at Iris board of directors level, but still has the ability to exercise significant influence over the operating and financial policies of Iris. Therefore, the Company ceased consolidating Iris in its consolidated financial statements and now accounts for its investment in Iris using the equity method. The Company re-measured its investment in Iris at fair value due to the change in control and recognized a re-measurement gain.

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS effect from August 10, 2009.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices.

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

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; allowances for doubtful accounts and sales returns; the fair value of financial instruments, the recoverability of deferred income tax assets, property, plant and equipment, inventory; indefinite reinvestment of subsidiaries’ earnings; the fair value of share-based compensation; the fair value of acquired tangible and intangible assets, potential impairment of intangible assets, goodwill, marketable securities and other investment securities and liabilities for employee benefit obligations, and income tax uncertainties and other contingencies. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2013 and 2014, the Company had $35,684 thousand and $39,619 thousand of cash equivalents, respectively, in US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2013 and 2014, cash, including time deposits in the amount of $105,500 thousand and $130,000 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2013 and 2014 consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value.

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

As of December 31, 2013 and 2014, the Company had $3,034 thousand and $337 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

Investments in non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

December 31, 2012, 2013 and 2014

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

Management may perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

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

December 31, 2012, 2013 and 2014

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

For Projection displays reporting unit in 2012, 2013 and 2014 as well as Driver IC reporting unit in 2013 and 2014, management qualitatively assessed whether it is more likely than not that the respective fair values of these reporting units are less than their carrying amounts, including goodwill. Based on that assessment, management determined that this condition, for these reporting units, does not exist. As such, performing the first step of the two-step test impairment test for these reporting units was unnecessary.

For Driver IC reporting unit in 2012, management compared the carrying value of individual reporting unit, inclusive of assigned goodwill, to its respective fair value — step 1 of the two-step impairment test, and concluded that goodwill was not impaired.

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

December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014, goodwill in Segment Driver IC and Segment Non-driver products was $26,846 thousand and $1,292 thousand, respectively.

(i)	Other Intangible Assets

Acquired intangible assets include patents, developed technology, customer relationship assets and in-process research and development (IPR&D) acquired in a business combination at December 31, 2013 and 2014. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

However, IPR&D assets, which are acquired in a business combination, are initially accounted for as indefinite-lived intangible assets until the project is completed at which time they become amortizable assets and the estimated useful lives are 7 years. Subsequent R&D costs associated with the acquired IPR&D projects are charged to expense as incurred. If the related project is not completed in a timely manner, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset's carrying value over its fair value. The company performed its annual review of impairment at the end of the year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

December 31, 2012, 2013 and 2014

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014, were $73 thousand, $15 thousand and $9 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

December 31, 2012, 2013 and 2014

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2012	2013	2014

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$51,596	61,476	66,598
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	341,056	340,423	342,190
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.15	0.18	0.19

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	Year Ended December 31,
	2012	2013	2014

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$51,596	61,476	66,598
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	341,056	340,423	342,190
Unvested RSUs (in thousands)	468	3,195	1,807
	341,524	343,618	343,997
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.15	0.18	0.19

(r)	Share-Based Compensation

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

December 31, 2012, 2013 and 2014

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Net income attributable to Himax Technologies, Inc. stockholders	$51,596	61,476	66,598
Transfers (to) from the noncontrolling interests:
Increase (decrease) in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	501	(1,455)	131
Decrease in Himax Technologies, Inc.’s paid-in capital for purchase of shares of subsidiaries	-	(1,006)	(1,144)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$52,097	59,015	65,585

(u)	Fair Value Measurements

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

December 31, 2012, 2013 and 2014

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

(v)	Recently Issued Accounting Standard Update

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11 related to presentation of an unrecognized tax benefit. The ASU requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss, or tax credit carryforward, rather than as a liability under certain circumstances. The Company adopted this ASU on January 1, 2014 and the related presentation disclosures are included in Note 18.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

SP was then renamed as Himax Display (USA) Inc. (“HDI (USA)”) on July 3, 2012. The results of HDI (USA)’s operations have been included in the Company’s consolidated financial statements since that date. The amounts of HDI (USA)’s revenues and losses included in the consolidated statements of income from the acquisition date to the period ended December 31, 2012 were nil and $1,390 thousand, respectively. HDI (USA) develops and manufactures high definition, high brightness, and high contrast projection displays for business and consumer applications. As a result of the acquisition, the Company is expected to diversify its projection product portfolio.

The following table summarizes the consideration paid for HDI (USA) and the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

At July 3, 2012
(in thousands)

Consideration:
Fair value of previously held equity interests	$5,439
Fair value of Himax Display Inc.’s ordinary shares	270
Cash	3
Total consideration transferred	$5,712

Acquisition related costs included in G&A expense	$347

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$632
Property and equipment	267
Other assets	35
Intangible assets	6,157
Current liabilities	(78)
Other liabilities	(1,610)
Deferred income taxes	(983)
Total identifiable net assets acquired	4,420
Goodwill	$1,292

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

Note 4.	Investments in Marketable Securities Available-for-Sale

Following is a summary of marketable securities as of December 31, 2013 and 2014:

	December 31, 2013
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$771	17	-	788

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	December 31, 2014
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	8	-	158
Open-ended bond fund	2,212	7	-	2,219
Total	$2,362	15	-	2,377

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2013 and 2014 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2012, 2013 and 2014 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
		(in thousands)

Year 2012	$19,612	35	(32)
Year 2013	$21,792	17	(25)
Year 2014	$22,021	15	(46)

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2012, 2013 and 2014 follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2012	$15,186	-	-	15,186
Year 2013	$15,186	173	-	15,359
Year 2014	$15,359	554	(15,186)	727

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

Year 2012	$785	7,386	(7,093)	1,078
Year 2013	$1,078	7,272	(7,421)	929
Year 2014	$929	5,168	(5,229)	868

Note 6.	Equity Method Investments

As of December 31, 2013 and 2014, equity method investments consisted of the following:

	December 31,
	2013		2014
	Amount	Holding %	Amount	Holding %
	(in thousands)

Create Electronic Optical Co., Ltd.	$172	21.11	92	21.11
Iris (See Note 1)	18	6.41	10	6.41
	$190		102

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

As of December 31, 2014, it was not practicable for management to estimate the fair values of the Company’s investments in C.E.O. and Iris due to the lack of quoted market price and the inability to estimate the fair values without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 7.	Inventories

As of December 31, 2013 and 2014, inventories consisted of the following:

	December 31,
	2013	2014
	(in thousands)

Finished goods	$53,957	54,302
Work in process	70,388	71,086
Raw materials	52,994	40,689
Supplies	60	28
	$177,399	166,105

Inventory write-downs were $12,418 thousand, $10,759 thousand and $8,198 thousand for the years ended December 31, 2012, 2013 and 2014, respectively, and are included in cost of revenues.

Note 8.	Other Intangible Assets, Other than Goodwill

	December 31, 2013
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	7,430
Customer relationship	8,100	7 years	8,004
Patents	842	6 years	770
Total	$20,716		16,204
Unamortized intangible assets:
In-process research and development	$722

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	December 31, 2014
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)
Amortized intangible assets:
Technology	$11,774	7 years	8,281
Customer relationship	8,100	7 years	8,100
Patents	842	6 years	776
Total	$20,716		17,157
Unamortized intangible assets:
In-process research and development	$722

Amortization expense for the years ended December 31, 2012, 2013 and 2014 was $2,508 thousand, $2,909 thousand and $953 thousand, respectively. Estimated amortization expense for the next five years is $783 thousand in 2015, 2016, 2017 and 2018, and $395 thousand in 2019.

Note 9.	Property, Plant and Equipment

	December 31,
	2013	2014
	(in thousands)

Land	$14,328	14,328
Building and improvements	18,109	18,582
Machinery	39,530	41,154
Research and development equipment	23,030	25,155
Software	12,080	12,537
Office furniture and equipment	9,125	9,968
Others	19,362	23,516
	135,564	145,240
Accumulated depreciation and amortization	(76,997)	(89,090)
Prepayment for purchases of equipment	2,021	1,121
	$60,588	57,271

Depreciation and amortization of these assets for the years ended December 31, 2012, 2013 and 2014 were $10,791 thousand, $11,400 thousand and $13,639 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 10.	Investment securities

(a)	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$625	625
Chi Lin Technology Co. Ltd.	432	432
Jetronics International Corp.	1,600	432
C Company	8,962	8,962
S Company	5,189	-
L Company	4,000	-
eTurboTouch Technology Inc.	477	477
Oculon Optoelectronics Inc.	309	-
Shinyoptics Corp.	283	283
	$21,877	11,211

Jetronics International Corp. reduced its capital and returned $1,168 thousand to the Company in October 2014.

The Company sold the investments in S Company in March 2014 for proceeds of $4,948 thousand and recognized loss on sale of securities of $241 thousand, which is included in “Gains (losses) on sale of securities, net”. The Company sold the investments in L Company in May 2014 for proceeds of $14,743 thousand and recognized gain on sale of securities of $10,743 thousand, which is included in “Gains (losses) on sale of securities, net”.

In 2012, management considered the Company’s investment in equity of eTurboTouch Technology Inc. was impaired as it did not believe that the investment carrying value would be recovered due to the investee’ significant deterioration in the earnings performance. In 2014, management considered the Company’s investment in equity of Oculon Optoelectronics Inc. was impaired as it did not believe that the investment carrying value would be recovered due to the investee’ significant deterioration in the earnings performance. Management believes that Company’s proportionate equity interest in the net book value of investees is the best estimate of the recoverable amount. As a result, the Company recognized impairment loss of $238 thousand and $309 thousand for the years ended December 31, 2012 and 2014, respectively, which is included in “impairment loss on investment”.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

As of December 31, 2013 and 2014, except for the above impaired investments, the fair values of the Company’s investments in non-marketable equity securities were not estimated because management did not identify events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments, and it was not practicable for management to estimate the fair values of these investments due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.

(b)	Investments in corporate convertible bonds

On August 10, 2010, the Company purchased 1,620,000 units of the corporate convertible bonds issued by Chang Wah Electromaterials Inc. (“CWE”). The bonds have embedded conversion options which the Company can require CWE to settle the bonds during the period from September 11, 2010 to July 31, 2015 by converting each unit of bond into 0.6020 common shares of CWE. The embedded conversion options were separated from the corporate bonds and accounted for separately. The Company sold the bonds in August 2012 for proceeds of $5,431 thousand and recognized gains of $645 thousand included in “Gains (losses) on sale of securities, net”.

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2013	2014
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$8,981	8,911
Payable for purchases of equipment	2,897	2,359
Accrued software maintenance	1,439	1,930
Accrued payroll and related expenses	5,799	6,455
Accrued professional service fee	1,388	970
Warrant obligation	1,255	-
Accrued warranty costs	121	103
Accrued insurance, welfare expenses, etc.	8,186	6,264
	$30,066	26,992

The movement in accrued warranty costs for the years ended December 31, 2012, 2013 and 2014 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Year 2012	$78	856	(737)	197
Year 2013	$197	364	(440)	121
Year 2014	$121	355	(373)	103

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 12.	Short-Term Debt

In 2013 and 2014, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.42% to 0.45% and 0.32% to 0.45%, respectively, and cash, cash equivalents and marketable securities totaling $105,500 thousand and $130,000 thousand are pledged as collateral, respectively.

As of December 31, 2014, unused credit lines amounted to $224,634 thousand and will expire between May 2015 and November 2015. Among which, $6,319 thousand will expire in May 2015.

Note 13.	Government Grants

The Company entered into several contracts with Institute for Information Industry (III) during 2012, 2013 and 2014 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant		Execution Period	Product Description
(in thousands)

III	NT$	23,220 (US$770)	June 2011 to February 2013	CMOS Development Program
III	72,000 (US$2,416)		January 2013 to June 2014	MEMS Development Program
III	27,500 (US$923)		April 2013 to December 2014	Wafer-Level Lens Development Program
III	135,000 (US$4,265)		August 2014 to July 2017	LCOS Display Module Development Program

Government grants recognized by the Company as a reduction of research and development expense and general and administrative expense in the consolidated statements of income in 2012, 2013 and 2014 were $216 thousand, $2,011 thousand and $1,879 thousand, respectively.

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

December 31, 2012, 2013 and 2014

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2012, 2013 and 2014, based on the contribution called for was $1,844 thousand, $2,091 thousand and $2,304 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $122 thousand to its pension fund maintained with the Bank of Taiwan and $2,518 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2015.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $606 thousand, $778 thousand, and $1,012 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The Company uses a measurement date of December 31 for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2013	2014
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,334	2,883
Service cost	-	-
Interest cost	39	64
Actuarial loss (gain)	569	(157)
Effect of foreign currency rate changes	(59)	(171)
Benefit obligation at end of year	2,883	2,619
Change in plan assets:
Fair value at beginning of year	2,549	2,679
Actual return on plan assets	33	59
Employer contribution	160	122
Effect of foreign currency rate changes	(63)	(155)
Fair value at end of year	2,679	2,705
Funded status	$(204)	86
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$102	310
Accrued pension liabilities	(306)	(224)
Net amount recognized	$(204)	86

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $1,008 thousand, $1,409 thousand and $1,128 thousand at December 31, 2012, 2013 and 2014, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $883 thousand and $1,033 thousand at December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2012, 2013 and 2014, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Service cost	$-	-	-
Interest cost	50	39	64
Expected return on plan assets	(48)	(44)	(52)
Net amortization	69	58	74
Net periodic pension cost	$71	53	86

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2015 is $56 thousand.

At December 31, 2013 and 2014, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2013	2014

Discount rate	2.25%	2.25%
Rate of increase in compensation levels	5.00%	4.00%

For the years ended December 31, 2012, 2013 and 2014, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2012	2013	2014
	Whole

Discount rate	1.75%	2.25%	2.25%
Rate of increase in compensation levels	4.00%	5.00%	4.00%
Expected long-term rate of return on pension assets	1.75%	2.00%	2.25%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $31 thousand in 2017, $34 thousand in 2018 and $191 thousand from 2020 to 2024, and no benefits payment to be paid in 2015, 2016 and 2019.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 15. Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Cost of revenues	$176	235	121
Research and development	5,625	6,705	7,610
General and administrative	1,191	1,308	1,688
Sales and marketing	1,230	1,425	1,847
Total compensation recognized in income	$8,222	9,673	11,266
Income tax benefit	$1,886	2,170	2,437

(a)	Long-term Incentive Plan

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

December 31, 2012, 2013 and 2014

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

On September 26, 2014, the Company’s compensation committee made grants of 1,219,791 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 82.57% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $9,337 thousand, a subsequent 5.81% will vest on each of September 30, 2015, 2016 and 2017 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $3.25 per ADS, $2.47 per ADS, $1.1 per ADS, $1.95 per ADS, $10.15 per ADS and $9.27 per ADS on September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013 and September 26, 2014, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2012	1,172,388	$2.68
Granted	5,522,279	1.95
Vested	(3,879,959)	2.10
Forfeited	(177,253)	2.81
Balance at December 31, 2012	2,637,455	1.99
Granted	867,771	10.15
Vested	(1,719,273)	5.70
Forfeited	(274,730)	1.92
Balance at December 31, 2013	1,511,223	2.47
Granted	1,219,791	9.27
Vested	(1,694,872)	6.44
Forfeited	(72,136)	2.06
Balance at December 31, 2014	964,006	4.11

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

As of December 31, 2014, the total compensation cost related to the unvested RSUs not yet recognized was $3,162 thousand. The weighted-average period over which it is expected to be recognized is 1.26 years.

As of December 31, 2014, all 964,006 unvested RSUs were outstanding under 2011 plan.

In 2012, 2013 and 2014, the Company settled RSUs release with shares buyback of 1,312,844 shares, 1,899,910 shares and 1,375,726 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Cost of revenues	$176	235	121
Research and development	5,605	6,686	7,610
General and administrative	1,184	1,307	1,688
Sales and marketing	1,230	1,425	1,847
Total compensation from RSUs	$8,195	9,653	11,266
Income tax benefit	$1,886	2,170	2,437

(b)	Non-vested Shares Issued to Employees

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging has the option to buy the vested shares back at employees’ original purchase price. In 2012, 2013 and 2014, the Company recognized compensation expenses of $14 thousand, $9 thousand and $0.3 thousand, respectively, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses and general and administrative expenses in the consolidated statements of income with a corresponding increase to noncontrolling interests in the consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2012	1,877,079	$0.72
Vested	(699,967)	0.72
Forfeited	(821,365)	0.72
Balance at December 31, 2012	355,747	0.72
Vested	(181,448)	0.72
Forfeited	(143,160)	0.72
Balance at December 31, 2013	31,139	0.72
Vested	(31,139)	0.72
Forfeited	-	-
Balance at December 31, 2014	-	-

As of December 31, 2014, the total compensation cost related to this award was fully recognized.

(c)	Employee stock options

(i)	On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees. These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price was NT$15 (US$0.464) and NT$10 (US$0.311), respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60 (US$1.856) and NT$40 (US$1.244), respectively.

All options under these plans have four-year vesting period, 50%, 25% and 25% of each grant will be vested subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $13 thousand and $11 thousand in 2012 and 2013, respectively. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2012 and 2013.

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

	2007 plan	2009 plan
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	39.94%	51.52%
Expected term (years)	4.375	4.375
Risk-free interest rate	2.4776%	2%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Numbers of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction. A summary of stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2012	1,541,562	$1.696	1.803
Granted	9,750	1.856
Exercised	-	-
Forfeited	(372,187)	1.721
Balance at December 31, 2012	1,179,125	1.690	0.803
Granted	-	-
Exercised	-	-
Forfeited	(890,625)	1.834
Balance at December 31, 2013	288,500	1.244	-
Granted	-	-
Exercised	-	-
Forfeited	(11,250)	1.244
Balance at December 31, 2014	277,250	1.244	-
Exercisable at December 31, 2014	277,250	1.244

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

December 31, 2012, 2013 and 2014

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

	2012 plan	2013 plan
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	43.29%	39.50%
Expected term (years)	3.125	2.125
Risk-free interest rate	0.87%	0.85%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2012	-	$-
Granted	1,115,000	1.004
Exercised	-	-
Forfeited	(65,000)	1.004
Balance at December 31, 2012	1,050,000	1.004	3.5
Granted	425,000	1.000
Exercised	-	-
Forfeited	(75,000)	1.004
Balance at December 31, 2013	1,400,000	1.003	2.5
Granted	-	-
Exercised	-	-
Forfeited	(90,000)	1.002
Balance at December 31, 2014	1,310,000	1.003	1.5
Exercisable at December 31, 2014	655,000	1.003

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

The Company repurchased $13.4 million or 9,488,656 ADSs in the open market at an average price of US$1.41 per ADS as of December 31, 2014. Among which, 7,137,169 ADSs were held by the Company as of December 31, 2014.

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2013 and 2014 amounted to $53,786 thousand and $58,959 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 17. Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined benefit pension plan	Accumulated other comprehensive income (loss)
	(in thousands)

Beginning balance, January 1, 2013	$790	27	(954)	(137)
Other comprehensive income (loss) before reclassifications	161	(12)	(432)	(283)
Reclassification adjustments for losses (gains) reclassified into income , net of tax of nil	-	8	-	8
Ending balance, December 31, 2013	$951	23	(1,386)	(412)
Beginning balance, January 1, 2014	$951	23	(1,386)	(412)
Other comprehensive income (loss) before reclassifications	(170)	(33)	268	65
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	31	-	31
Ending balance, December 31, 2014	$781	21	(1,118)	(316)

Reclassification adjustments for losses (gains) reclassified into income were presented in “Gains (losses) on sale of marketable securities, net” in the consolidated statements of income.

Note 18. Income Taxes

Substantially all of the Company’s taxable income from continuing operations is derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense (benefit) attributable to income from continuing operations is incurred in the ROC. Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

The statutory tax rate applicable to the subsidiaries located in the ROC is 17% in 2012, 2013 and 2014. An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

The income tax exemption is $2,921 thousand, $2,392 thousand and $2,843 thousand and the increase to basic and diluted earnings per ordinary share effect resulting from the income tax exemption is $0.01, $0.01 and $0.01 for the years ended December 31, 2012, 2013 and 2014, respectively.

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Taiwan operations	$73,461	77,130	69,532
Cayman operations	(7,395)	(57)	16,996
US operations	(1,597)	(2,251)	(2,248)
China operations	1,388	506	1,105
Korea operations	29	55	91
Japan operations	-	17	18
	$65,886	75,400	85,494

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The components of the income tax expense (benefit) attributable to income from continuing operations before taxes for the years ended December 31, 2012, 2013 and 2014 consist of the following:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$755	5,126	8,928
Taiwan operations – 10% of surtax	5,277	6,497	8,398
Cayman operations	1	-	-
US operations	162	156	83
China operations	699	270	347
Korea operations	3	11	12
Japan operations	-	7	7
Total current income tax expense	6,897	12,067	17,775
Deferred:
Taiwan operations – based on statutory tax rate of 17%	9,789	6,593	3,633
Taiwan operations – 10% of surtax	(29)	853	186
US operations	(998)	4	3
China operations	89	(36)	(2)
Korea operations	-	(5)	(4)
Total deferred income tax expense	8,851	7,409	3,816
Income tax expense	$15,748	19,476	21,591

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Deferred income tax expense, exclusive of the effects of other components listed below	$9,981	7,409	3,816
Tax benefits of operating loss carryforwards	(1,130)	-	-
	$8,851	7,409	3,816

The applicable combined tax rate was 23.85% in 2012, 2013 and 2014, consisting of an aggregate calculation of the 17% regular income tax and the 10% undistributed earning surtax.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% of earnings before income taxes and the actual income tax expense as reported in the consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 are summarized as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Expected income tax expense	$11,201	12,818	14,534
Tax on undistributed retained earnings	3,341	4,700	6,814
Tax-exempted income	(2,921)	(2,392)	(2,843)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(571)	(558)	(651)
Realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit	(6,157)	-	(489)
Increase in investment tax credits	(1,210)	-	(4,525)
Expired investment tax credits	5,302	-	-
Increase in deferred tax asset valuation allowance	8,219	3,146	4,038
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	658	(215)	305
Tax effect resulting from foreign currency matters	(3,607)	2,278	5,593
Foreign tax rate differential	1,415	612	(2,143)
Variance from audits, amendments and examinations of prior years’ income tax filings	40	(1,376)	37
Others	38	463	921
Actual income tax expense	$15,748	19,476	21,591

The total income tax expense for the years ended December 31, 2012, 2013 and 2014 was allocated as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Income from continuing operations	$15,748	19,476	21,591
Other comprehensive gain (loss)	8	(99)	43
Excess tax benefits allocated to additional paid-in capital from share-based compensation	-	(1,271)	(1,232)
Total income tax expense	$15,756	18,106	20,402

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

As of December 31, 2013 and 2014, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2013	2014
	(in thousands)
Deferred tax assets:
Inventory	$6,509	5,860
Allowance for doubtful accounts	2,255	2,342
Unused investment tax credits	6,017	4,665
Unused loss carryforward-regular tax	28,098	29,369
Unused loss carryforward-undistributed earnings tax	10,229	11,223
Other	1,845	1,604
Total gross deferred tax assets	54,953	55,063
Less: valuation allowance	(38,347)	(40,966)
Net deferred tax assets	16,606	14,097
Deferred tax liabilities:
Unrealized foreign exchange gain	(49)	(2,193)
Advanced share-based compensation deductions	(2,032)	(1,600)
Prepaid pension cost	(396)	(414)
Acquired intangible assets	(2,180)	(1,806)
Other	(70)	(64)
Total gross deferred tax liabilities	(4,727)	(6,077)
Net deferred tax assets	$11,879	8,020

As of December 31, 2014, the Company has not provided for income taxes on the undistributed earnings of approximately $626,613 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The activity in the valuation allowance for deferred tax assets for the years ended December 31, 2012, 2013 and 2014 follows:

Period	Balance at beginning of year	Additions- Charges to earnings	Deductions- Charges to earnings	Expirations and Forfeitures	Others (Note)	Balance at end of year
	(in thousands)

Year 2012	$44,825	9,993	(1,774)	(11,655)	3,606	44,995
Year 2013	$44,995	4,698	(1,552)	(10,183)	389	38,347
Year 2014	$38,347	5,445	(1,407)	(187)	(1,232)	40,966

Note: Others represent the effect resulting from exchange rates and changes in consolidated entities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Over half of the deferred tax assets recognized net of the valuation allowance are dependent upon the projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Semiconductor, Himax Korea, Himax Japan, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception; therefore, a valuation allowance of $38,347 thousand and $40,966 thousand as of December 31, 2013 and 2014, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. For the year ended December 31, 2013 and 2014, Himax Media Solution, Inc. realized a tax benefit of $143 thousand and $1,221 thousand, respectively, related an unused loss carryforward that was previously offset by a valuation allowance.

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

As of December 31, 2014, the Company’s unused operating loss carryforward for regular tax were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)

Taiwan operations	$149,990	$25,498	2015~2024
Hong Kong operations	1,809	299	Indefinitely
US operations	8,970	3,572	2024~2034
		$29,369

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

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation cannot be carried forward. The investment tax credits were nil, nil and $4,525 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, all of the Company’s unused investment tax credits were as follows:

	Tax effect (in thousands)	Expiration year

Taiwan operations	$3,337	2015~2016
US operations	1,328	2020~2034
	$4,665

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2012	2013	2014
	(in thousands)

Balance at beginning of year	$128	791	483
Increase related to prior year tax positions	658	-	368
Decrease related to prior year tax positions	-	(184)	-
Settlements	-	(93)	-
Lapse of statute of limitations	-	(31)	(63)
Effect of exchange rate change	5	-	-
Balance at end of year	$791	483	788

Included in the balance of total unrecognized tax benefits at December 31, 2013 and 2014, are potential benefits of $483 thousand and $788 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. The interest and penalties related to unrecognized tax benefits recorded by the Company were nil, nil and $110 thousand for the years ended December 31, 2012, 2013 and 2014, respectively, and were recognized as a component of income tax expense. Interest and penalties are not included in the tabular roll-forward of unrecognized tax benefits above. The Company’s major taxing jurisdiction is Taiwan. Except for Himax Taiwan, all other Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2012. The income tax returns of 2012 and 2013 for Himax Taiwan and the income tax returns of 2013 for other Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2014.

Note 19. Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2013 and 2014:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	Fair Value Measurements at December 31, 2013 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$35,684	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	788	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	3,034	-
Total	$35,684	3,822	-
Liabilities:
Short-term debt	$-	105,500	-
Other current liabilities:
Warrant obligation	-	-	1,255
Total	$-	105,500	1,255

	Fair Value Measurements at December 31, 2014 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$39,619	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	158	-
Open-ended bond fund	2,219	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	337	-
Total	$41,838	495	-
Liabilities:
Short-term debt	$-	130,000	-
Total	$-	130,000	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2012 and 2014 and the associated losses recognized in 2012 and 2014 (nil in 2013):

	Fair Value Measurements at reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3	For the Year Ended December 31, 2012 Impairment loss
	(in thousands)
Assets:
Investments in Non-marketable Equity Securities- eTurbo Touch Technology Inc.	$477	-	-	477	238

	Fair Value Measurements at reporting Date Using
	December 31, 2014	Level 1	Level 2	Level 3	For the Year Ended December 31, 2014 Impairment loss
	(in thousands)
Assets:
Investments in Non-marketable Equity Securities- Oculon Optoelectronics Inc.	$-	-	-	-	309

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. For such financial assets that do not have a quoted market price, management of the Company reviews the current operating performance of the investee based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information. The impairment charges recognized in 2012 for the investment in eTurbo Touch Technology Inc. and recognized in 2014 for the investment in Oculon Optoelectronics Inc. were determined based on the difference between the Company’s carrying value and the proportionate equity interest in the net book value of investees at year end (which was management’s best estimate of the amount to be realized from these investments).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2012, 2013 and 2014. As stated in Note 2 (h) “Summary of Significant Accounting Policy”-“Goodwill”, for Driver IC reporting unit in 2012, the discounted cash flow (DCF) method is used by management in applying the income approach to determine the fair value of each of the Company’s reporting units. Significant assumptions inherent in the valuation method for goodwill are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates.

The Company performed the fair value measurement, which is categorized in Level 3 as part of the step 1 of the goodwill impairment test, for the Driver IC reporting unit. The Company used a discount rate based on the weighted average cost of capital, which was 21.3% for Driver IC reporting unit as of October 31, 2012, and long-term growth rate was 1.1% for Driver IC reporting unit as of October 31, 2012.

Management determined that the fair value of Driver IC reporting unit was approximately $571.9 million, which exceeded its carrying amount by 54.3%, at October 31, 2012. Therefore, management concluded that goodwill was not impaired and step 2 of the two-step goodwill impairment test was unnecessary.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2013 and 2014.

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2013 and 2014:

Warrant obligation
(in thousands)

Balance at December 31, 2012	$-
Liability for warrant obligation	1,415
Unrealized gain for change in the fair value of the warrant included in earnings	(160)
Balance at December 31, 2013	$1,255
Gain for expiration of the warrant included in earnings	(1,255)
Balance at December 31, 2014	$-
The amount of total gain in 2013 included in earnings attributable to the change in unrealized gain relating to assets and liabilities still held at December 31, 2013	$160

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

The Company depends on two customers for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2012	2013	2014

INX and its affiliates, not a related party since June 19,2013	34.2%	22.6%	19.6%
Customer A and its affiliates	11.7%	16.9%	18.1%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,
	2013	2014

INX and its affiliates, not a related party since June 19, 2013	24.1%	26.7%
Customer A and its affiliates	21.5%	21.9%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

In addition, the Company had accounts receivable of $15.2 million and nil outstanding from SVA-NEC as of December 31, 2013 and 2014, respectively. Since second half of 2008, SVA-NEC has delayed paying a large portion of its outstanding accounts receivable. Due to the increasing concern about SVA-NEC’s financial condition, the Company recognized a provision for doubtful accounts receivable of $25.3 million for the year ended December 31, 2008. Afterwards, the Company recovered $8.6 million and $1.5 million in cash from SVA-NEC in October 2010 and March 2011, respectively. The Company wrote off SVA-NEC’s accounts receivable of $15.2 million in December 2014. The allowance for doubtful accounts for SVA-NEC’s accounts receivable is $15.2 million and nil as of December 31, 2013 and 2014, respectively. The Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 21 and 22 for additional information.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 21. Related-party Transactions

(a)       Name and relationship

Name of related parties	Relationship

Innolux Corporation (INX)	Principal Owner, not included as related party since June 19, 2013 (1)

Chi Mei Optoelectronics Japan, Co., Ltd. (CMO-Japan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo Innolux Optoelectronics Ltd. (INXO-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo Innolux Technology Ltd. (INXT-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

Foshan Innolux Optoelectronics Ltd. (INXO-Foshan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo Innolux Logistics Ltd. (INXL-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

Foshan Innolux Logistics Ltd. (INXL-Foshan)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

NingBo Innolux Display Ltd. (INXD-NingBo)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

TPO Displays (Shanghai) Ltd. (TPO Shanghai)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

TPO Displays (Nanjing) Ltd. (TPO-NJ)	The subsidiary of INX, not included as related party since June 19, 2013 (1)

(1)	Chimei Innolux Corporation (CMI), NingBo Chi Mei Electronics Ltd. (CME-NingBo), NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo), NanHai Chi Mei Optoelectronics Ltd. (CMO-NanHai), NingBo Chi Mei Logistics Corp. (CMLC-NingBo), Foshan Chi Mei Logistics Ltd. (CMLC-Foshan) and NingBo ChiHsin Electronics Ltd. (Chi Hsin-NingBo) changed their names to Innolux Corporation (INX), NingBo Innolux Optoelectronics Ltd. (INXO-NingBo), NingBo Innolux Technology Ltd. (INXT-NingBo), Foshan Innolux Optoelectronics Ltd. (INXO-Foshan), NingBo Innolux Logistics Ltd. (INXL-NingBo), Foshan Innolux Logistics Ltd. (INXL-Foshan) and NingBo Innolux Display Ltd. (INXD-NingBo), respectively. On June 19, 2013, INX disposed of its entire holding shares of the Company, so that INX ceased to be the Company’s shareholder and INX and its affiliates was not a related party to the Company since that day. The related transactions were disclosed as of June 19, 2013.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(b)	Significant transactions with related parties

(i)	Revenues

Revenues from related parties are summarized as follows:

	Year ended December 31,
	2012	2013
	(in thousands)

INXT- NingBo	$93,664	32,045
INX	56,221	26,695
INXO- Foshan	63,375	10,564
INXO- NingBo	21,673	6,416
TPO Shanghai	4,148	5,632
INXD- NingBo	12,637	2,534
Others (individually below 5%)	256	2,669
	$251,974	86,555

A breakdown by product type for sales to INX and its affiliates is summarized as follows:

	Year ended December 31,
	2012	2013
	(in thousands)

Display driver for large-size applications	$190,963	54,813
Display driver for consumer electronics applications	40,582	24,965
Display driver for mobile handsets	14,748	1,863
Others	5,681	4,914
	$251,974	86,555

The sales prices with INX and its affiliates are comparable to those offered to unrelated third parties.

(ii)	Lease

The Company entered into several lease contracts with INX, INXL-NingBo, INXL-Foshan and INXO-Foshan for leasing office space, facilities and inventory locations. For the years ended December 31, 2012 and 2013, the related rent and utility expenses resulting from the aforementioned transactions amounted to $828 thousand and $373 thousand, respectively, and were recorded as cost of revenue and operating expenses in the consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(iii)	Others

In 2012 and 2013, the Company purchased consumable and miscellaneous items amounting to $31 thousand and $8 thousand, respectively, from INX and INXO-Foshan, which were charged to cost of revenues and operating expenses.

Note 22. Commitments and Contingencies

(a)	As of December 31, 2013 and 2014 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $4,418 thousand and $3,807 thousand, respectively. As of December 31, 2013 and 2014, the remaining commitments were $3,980 thousand and $3,087 thousand, respectively.

(b)	The Company leases certain offices and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2015 to 2024. As of December 31, 2013 and 2014, deposits paid amounted to $995 thousand and $986 thousand, respectively, and were recorded as refundable deposit in the consolidated balance sheets.

As of December 31, 2014, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2015~December 31, 2015	$1,941
January 1, 2016~December 31, 2016	1,330
January 1, 2017~December 31, 2017	860
January 1, 2018~December 31, 2018	288
January 1, 2019~December 31, 2019	244
January 1, 2020~December 31, 2024	745
$5,408

Rental expense for operating leases with unrelated third parties amounted to $1,812 thousand, $2,652 thousand and $2,126 thousand in 2012, 2013 and 2014, respectively.

(c)	The Company entered into several sales agent agreements. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(e)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(f)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $86,522 thousand and $153,422 thousand as of December 31, 2013 and 2014, respectively.

(g)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2014, management is not aware of any pending litigation against the Company.

Note 23. Redeemable Noncontrolling Interest

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference and redemption feature and also issued the noncontrolling shareholder a warrant to purchase additional preferred shares of Himax Display, Inc, within one year from the original investment closing date. The Company recognized an initial liability at fair value for the warrant obligation at the date of issuance and changes in the fair value of the warrant are recognized in earnings. The warrant was expired in October 2014. As of December 31, 2013 and 2014, the warrant obligation was $1,255 thousand and nil, respectively. Valuation gain on the warrant obligation was $160 thousand and $1,255 thousand for the years ended December 31, 2013 and 2014, respectively. See Note 19 for further explanation. Consequently, the convertible preferred shares of Himax Display, Inc. are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.  As of December 31, 2013 and 2014, the aggregate value of the redeemable noncontrolling interest was $3,656 thousand. Net loss attributable to the redeemable noncontrolling interest was $125 thousand and $430 thousand for the years ended December 31, 2013 and 2014, respectively.

Note 24. Segment, Product and Geographic Information

	Year Ended December 31, 2012
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$634,111	103,144	737,255
Segment operating income (loss)	$83,883	(16,823)	67,060
Non operating loss, net			(1,174)
Consolidated earnings before income taxes			$65,886
Significant noncash items:
Share Based Compensation	$1,612	324	1,936
Depreciation and amortization	$8,881	4,418	13,299

	Year Ended December 31, 2013
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$644,500	126,239	770,739
Segment operating income (loss)	$89,162	(14,819)	74,343
Non operating income, net			1,057
Consolidated earnings before income taxes			$75,400
Significant noncash items:
Share Based Compensation	$1,359	481	1,840
Depreciation and amortization	$7,564	6,745	14,309

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	Year Ended December 31, 2014
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$672,068	168,474	840,542
Segment operating income (loss)	$92,290	(19,565)	72,725
Non operating income, net			12,769
Consolidated earnings before income taxes			$85,494
Significant noncash items:
Share Based Compensation	$1,341	588	1,929
Depreciation and amortization	$3,449	11,143	14,592

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Display drivers for large-size applications	$305,247	228,927	226,087
Display drivers for mobile handsets applications	177,175	232,019	238,467
Display drivers for consumer electronics applications	151,689	183,554	207,514
Others	103,144	126,239	168,474
	$737,255	770,739	840,542

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

Taiwan	$356,793	283,989	310,191
China	334,433	400,501	436,462
Other Asia Pacific (Korea and Japan)	43,245	84,695	88,047
Europe and America	2,784	1,554	5,842
	$737,255	770,739	840,542

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2013	2014
	(in thousands)

Taiwan	$59,501	56,128
China	785	951
U.S.	199	114
Japan	61	42
Korea	42	36
	$60,588	57,271

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)

INX and its affiliates, not a related party since June 19, 2013	$251,974	173,976	164,552
Customer A and its affiliates	86,069	130,259	152,105
	$338,043	304,235	316,657

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2013	2014
	(in thousands)

INX and its affiliates, not a related party since June 19, 2013	$48,443	58,530
Customer A and its affiliates	43,245	47,944
	$91,688	106,474

As of December 31, 2013 and 2014, allowance for sales returns and discounts for those accounts receivable was $427 thousand and $422 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Note 25. Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2013	2014
	(in thousands)

Cash	$268	372
Other current assets	912	1,688
Investment in non-marketable securities	5,600	432
Investments in subsidiaries	680,841	725,974
Total assets	$687,621	728,466

Current liabilities	$233	227
Short-term debt	86,500	111,000
Debt borrowing from a subsidiary	151,064	144,615
Total equity	449,824	472,624
Total liabilities and equity	$687,621	728,466

Himax Technologies, Inc. had no guarantees as of December 31, 2013 and 2014.

Condensed Statements of Income

	Year ended December 31,
	2012	2013	2014
	(in thousands)

Revenues	$-	-	-
Costs and expenses	695	(248)	525
Operating Income (loss)	(695)	248	(525)
Equity in earnings from subsidiaries	54,929	59,402	49,656
Gain on sale of investment securities	-	-	10,743
Other non-operating income (loss)	(2,637)	1,826	6,724
Earnings before income taxes	51,597	61,476	66,598
Income taxes expenses	(1)	-	-
Net Income	$51,596	61,476	66,598

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2012		2013		2014
	(in thousands)

Net income		$51,596		61,476		66,598
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:		(589)		(4)		(2)
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	59		(12)		(33)
Reclassification adjustment for realized losses (gains) included in net income	(648)		8		31
Foreign currency translation adjustments, not subject to income tax		52		161		(170)
Net unrecognized actuarial gain (loss), net of tax of $8, $(99) and $43 in 2012, 2013 and 2014, respectively		234		(432)		268
Comprehensive income		$51,293		61,201		66,694

Condensed Statements of Cash Flows

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Cash flows from operating activities:
Net income	$51,596	61,476	66,598
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings from subsidiaries	(54,929)	(59,402)	(49,656)
Gain on sale of investment securities	-	-	(10,743)
Changes in operating assets and liabilities:
Other current assets	311	(77)	(775)
Other current liabilities	1,637	57	(5)
Net cash provided by (used in) operating activities	(1,385)	2,054	5,419
Cash flows from investing activities:
Purchases of investment securities	-	(4,000)	-
Disposals of investment securities	-	-	14,743
Purchases of equity method investments	-	(60)	-
Proceeds from capital reduction of investments	-	-	1,168

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by (used in) investing activities	-	(4,060)	15,911
Cash flows from financing activities:
Distribution of cash dividends	$(10,680)	(42,394)	(46,042)
Proceeds from borrowing of short-term debt	266,000	295,320	370,500
Repayment of short-term debt	(277,200)	(262,820)	(346,000)
Investment returned from subsidiaries	56,836	-	11
Proceeds from issue of RSUs from subsidiaries	1,306	9,212	6,754
Proceeds from (repayment of) debt from a subsidiary	(25,500)	1,881	(6,449)
Acquisitions of ordinary shares for retirement	(8,886)	-	-
Net cash provided by (used in) financing activities	1,876	1,199	(21,226)
Net increase (decrease) in cash	491	(807)	104
Cash at beginning of year	584	1,075	268
Cash at end of year	$1,075	268	372

Supplemental disclosures of cash flow information:
Interest paid during the year	$264	301	431
Income taxes paid during the year	$1	-	-

