Form 20-F
period 2015-12-31
Himax Technologies, Inc.
filed 2016-04-13
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 343,815,424 Ordinary Shares.

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$32.79, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2015. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 8, 2016, the noon buying rate was $1.00 to NT$32.4. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

“AR” refers to the augmented reality;

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

“VR” refers to the virtual reality;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included herein, which are presented in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that have not been included herein and are presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$374,788	$485,281	$684,184	$840,542	$691,789
Revenues from related parties, net	258,233	251,974	86,555	-	-
Costs and expenses(1):
Cost of revenues	507,449	566,700	578,886	634,660	528,651
Research and development	79,042	70,913	80,368	91,839	94,422
General and administrative	17,095	17,139	18,147	20,192	18,470
Bad debt expense (recovery)	(1,541)	-	173	554	310
Sales and marketing	14,368	15,443	18,822	20,572	19,264

Operating income	$16,608	$67,060	$74,343	$72,725	$30,672

Net income(2)	$9,507	$50,138	$55,924	$63,903	$21,462
Net income attributable to Himax stockholders	$10,706	$51,596	$61,476	$66,598	$25,195

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.03	$0.15	$0.18	$0.19	$0.07
Diluted	$0.03	$0.15	$0.18	$0.19	$0.07
Earnings per ADS attributable to Himax stockholders:
Basic	$0.06	$0.30	$0.36	$0.39	$0.15
Diluted	$0.06	$0.30	$0.36	$0.39	$0.15
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	353,771	341,056	340,423	342,190	343,570
Diluted	353,827	341,524	343,618	343,997	344,132
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	176,886	170,528	170,211	171,095	171,785
Diluted	176,914	170,762	171,809	171,999	172,066

Cash dividends declared per ordinary share(3)	$0.060	$0.032	$0.125	$0.135	$0.150
Cash dividends declared per ADS	$0.120	$0.063	$0.250	$0.270	$0.300

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Cost of revenues	$124	$176	$235	$121	$110
Research and development	5,062	5,625	6,705	7,610	4,289
General and administrative	872	1,191	1,308	1,688	865
Sales and marketing	1,005	1,230	1,425	1,847	1,010
Total	$7,063	$8,222	$9,673	$11,266	$6,274

Of the $7.1 million, $8.2 million, $9.7 million, $11.3 million and $6.3 million in share-based compensation in 2011, 2012, 2013, 2014 and 2015, $2.9 million, $6.3 million, $7.8 million, $9.3 million and $4.5 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $0.8 million, $0.002 and $0.002, respectively, for the year ended December 31, 2011, $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012, $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013, $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014 and $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015. A portion of these tax exemptions expired or will expire on December 31, 2013 and December 31, 2018.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$106,164	$138,737	$127,320	$185,466	$129,829
Accounts receivable, net	101,280	135,747	200,725	219,368	177,198
Accounts receivable from related parties, net	79,833	73,258	-	-	-
Inventories	112,985	116,671	177,399	166,105	171,374
Total current assets	515,709	567,088	639,657	729,576	697,835
Total assets	644,978	674,598	759,327	832,994	802,337
Accounts payable	134,353	135,546	151,290	179,328	124,423
Total current liabilities	245,360	242,117	303,833	355,405	352,730
Total liabilities	249,920	246,440	307,112	361,041	357,340
Redeemable noncontrolling interest	-	-	3,656	3,656	3,656
Ordinary shares	107,010	107,010	107,010	107,010	107,010
Treasury shares, at cost	(4,502)	(12,469)	(11,120)	(10,144)	(9,157)
Total equity	395,058	428,158	448,559	468,297	441,341

Note:Himax Display, Inc., a consolidated subsidiary of our company, issued redeemable convertible preferred shares to a non-controlling shareholder in 2013. The noncontrolling shareholder may, solely at its option, convert its preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$43,448	$52,167	$51,123	$93,719	$22,529
Net cash provided by (used in) investing activities	(10,197)	(695)	(30,525)	10,644	(28,342)
Net cash used in financing activities	(24,015)	(18,931)	(32,103)	(46,204)	(49,608)

Note: More detail explanation, please see “ Item 5.B. Liquidity and Capital Resources.”

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	32.98	30.64	32.79
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April(through April 8)	32.38	32.44	32.26	32.40

Note:   (1)      Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. In January, 2010, Chartered Semiconductor Manufacturing Ltd., one of our foundry service providers, merged with GlobalFoundries, one of the world’s largest semiconductor foundries. In April 2010, Chipbond Technology Corporation, or Chipbond, merged with International Semiconductor Technology Ltd., or IST, which have both been among our principal providers of gold bumping, assembly and testing, and chip probe testing services. Chipbond further merged with Simpal Electronics Co., Ltd. in 2014 for more chip-on-flex capacity and vertical integration. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use under a simpler supplier chain. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010. Samsung Techwin Co., Ltd. and Mitsui Micro Circuits Taiwan Co., Ltd. both exited the chip-on film business in 2012. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

In 2014 and 2015, 80.0% and 81.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. In the first half of 2010, due to rush orders from customers, supply chain for display drivers became very tight, especially for wafer foundry and processed tape. TFT-LCD panel manufacturers began to significantly increase their orders for certain components for TFT-LCD panels because of concerns about component shortage. As a result, the TFT-LCD panel industry suffered again from an oversupply in the second half of 2010 as the end demand did not pick up as expected, which negatively affected our sales to the TFT-LCD panel industry. Moreover, the 9.0 magnitude earthquake and tsunami in Japan in March 2011 materially and adversely impacted the supply chain for the TFT-LCD industry. Japan has played and is expected to continue to play an important role in supplying chemicals, raw materials, semiconductors and other products to both the TFT-LCD panel industry and the semiconductor industry and any future adverse impacts to the Japanese TFT-LCD panel industry may negatively impact our sales in Japan which could have a material adverse effect on our business or results of operations. During 2012 and 2014, there were no events such as those described above that negatively impacted the TFT-LCD panel industry; on the contrary, smartphone boom in developed markets and in China generated great demand of small and medium sized panels, helping the TFT-LCD panel business to gradually recover. However, 2015 was a more challenging year for the TFT-LCD industry due to macro uncertainties and soft demand across the consumer electronics sectors. We cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

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

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Our LCOS microdisplay business hit inflection point in September 2015 with pilot production shipment made to a major customer. Since then, we have increased shipments of our LCOS products to some industry heavyweights and secured additional design engagements with current and new customers. Some of our major customers have already announced product launches in 2016. While most customers don’t expect big volume for their early generation products, we have been working with many of them for future generation devices. We are also seeing constant additions of new customers using our LCOS for a variety of new applications. We believe that Himax stands to benefit from our customers’ successful commercialization of their new products due to our unique position as the provider of choice for microdisplay and related optics. Nevertheless, these product categories are at a relatively early stage as compared to other products and it has a relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products. We also believe there are potential market opportunities for our CMOS image sensors. Although it seems relatively challenging for us to gain significant market share, and our 8MP and 13MP CMOS image sensors not ramping as planned due to the lack of Phase Detection Auto Focus (PDAF) resulted in our CMOS image sensor business decline in 2015 and represents a risk for us, we have completed our 8 mega and 13 mega pixels high end product offerings and remain one of the market share leaders in notebook application. We will continue penetrating into non-mobile multimedia applications such as auto and surveillance, and launch new series of smart sensors. We continue to believe that CMOS image sensors represent significant growth potential for the Company. As we rely primarily on third-party foundries to supply wafers with at least a 3-month lead time and we currently do not have any long-term supply arrangements with any third-party foundries, we cannot assure you that we can acquire sufficient wafer capacity to fulfill customers’ orders.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing process of our non-driver products including LCOS microdisplay solutions and wafer-level optics products. We also plan to increase capital expenditure for the development and manufacturing of non-driver products in the future. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2015, our accounts receivable less allowance for sales returns and discounts from Innolux and its affiliates were $39.1 million, which represented approximately 22.1% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2014 and 2015, we derived 80.0% and 81.0% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

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

Access to foundry capacity is crucial to our business because we do not manufacture our own wafers, instead relying primarily on ten third-party foundries. The ability of a foundry to manufacture our semiconductor products is limited by its available capacity. Access to capacity is especially important due to the limited availability of the high-voltage CMOS process technology required for the manufacture of wafers used in display drivers. Moreover, Japanese integrated device manufacturer companies may outsource their semiconductor manufacturing to foundries outside Japan. This could result in tightness in the foundry supply available to us and affect our ability to acquire sufficient capacity. As we currently do not have any long-term supply arrangements with any third-party foundries to guarantee us access to a certain level of foundry capacity, if the primary third-party foundries that we rely upon are not able to meet our required capacity, or if our business relationships with these foundries are adversely affected, we would not be able to obtain the required capacity from these foundries to meet any increasing demand for our products and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries, as further discussed below. Our results of operations and business prospects could be adversely affected as a result of the foregoing.

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

We do not have long-term purchase commitments from our customers, including Innolux, our largest customer; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive. For example, Innolux, our key customer, once changed its purchase policy to diversify its display driver supply base, resulting in a decline in purchase from us. In the past, some of our customers have also significantly lowered their capacity utilization rates, reduced or canceled their orders of our products, and requested higher-than-usual price concessions from us. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected.

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2016, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.2% and 20.7% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2016, we and our subsidiaries had 116 U.S. patent applications pending, 140 Taiwan patent applications pending and 255 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other attempts to harm our computer system and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs and cybersecurity threats, is critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Cyber attacks could result in a loss of our intellectual property, the release of commercially sensitive information, the misappropriation of confidential information of our employees, customers or suppliers and the interruption of our business. Failures to protect the privacy of employees, customers or suppliers confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

Some of our data centers are located in areas with a risk of major earthquakes. Our data centers are also subject to break-ins and sabotage. Our disaster recovery planning cannot account for all eventualities. Consequently, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in loss of production capabilities and lengthy interruptions in our service, which could harm our relationship with our customers and suppliers.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2015, 36.8% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

On February 6, 2016, the 6.4 magnitude earthquake hit Tainan area. Fortunately, the Company's headquarters and the in-house manufacturing facilities for LCOS and WLO products, both located in Tainan, were little affected. Since most of our operations and our customers and suppliers are based mainly in Taiwan, the natural disasters could adversely affect our business, financial condition or results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since then, the recovery has been uneven and the global economy is facing new challenges, such as the escalation of the European sovereign debt crisis since 2011, the slowdown of the Chinese economy since 2011, China stock market crash in 2015, and volatility in oil prices and currency. It is unclear whether the European sovereign debt crisis will be contained. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in Taiwan are sensitive to global economic conditions. Any prolonged slowdown in the global or Taiwanese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A substantial portion of our sales are made to customers in the PRC, which may expose us to additional political, regulatory, and economic risks.

We have been increasingly selling our products to customers in the PRC. In 2013, 2014 and 2015, approximately 52.0%, 51.9% and 53.9% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2015, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2015, approximately 56% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, while our reporting currency is the US dollar, the vast majority of our taxes are incurred in Taiwan on the basis of our NT dollar book, which is the required reporting currency for the Taiwan tax authorities. NT dollar depreciation resulted in foreign exchange gains for our US dollar assets and therefore higher income tax in Taiwan. On the other hand, our income tax will be lower if the NT dollar appreciates against the US dollar. For example, we recognized $5.6 million and $3.6 million of income tax charge to reflect the NT dollar depreciation against the US dollar in 2014 and 2015, respectively. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

Pursuant to the ROC Statute for Upgrading Industries, which expired at the end of 2009, companies were entitled to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total qualifying research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. However, the amendment is not expected to have a significant impact on our results of operations and financial condition.

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning January 1, 2008 and January 1, 2014, Himax Taiwan became entitled to five preferential tax treatments, each for a period of five years, which expired or will expire on December 31, 2012 and December 31, 2018, respectively, and beginning January 1, 2009 and January 1, 2014, Himax Semiconductor also became entitled to two preferential tax treatments, each for a period of five years, which expired or will expire on December 31, 2013 and December 31, 2018. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013, $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014 and $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute.

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

The ITA draft amendment is still in a preliminary form. At this time, it is unclear what the finalized form of the ITA draft amendment would be, and accordingly, it is unclear what actual effect, if any, the ITA draft amendment would have on our tax cost and net income. However, if the ITA draft amendment were finalized in its current form, it would increase our tax cost and consequently decrease our net income from 2016 onwards.

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

The market price for our ADSs is volatile and has ranged from a low of $5.65 to a high of $9.49 on the NASDAQ Global Select Market in 2015.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2016, we had 343,815,424 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders. ”If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

In July 2012, our subsidiary, Himax Display, completed the acquisition of Spatial Photonics, currently known as Himax Display (USA) Inc., a Delaware corporation engaged in the business of manufacturing and production of MEMS products.

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

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. We also offer digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Products

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs;

•	TFT-LCD television and monitor semiconductor solutions;

•	IP and ASIC service;

•	LCOS and MEMS products;

•	power ICs;

•	CMOS image sensor products; and

•	wafer level optics products.

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

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, USI-T, iSP and CMPI.

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

Large-Sized Applications

We provide source drivers, gate drivers, PMIC, P-gamma OP and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for 4Kx2K high-resolution TV. Greater color depth, enhanced color through RGB independent gamma and 3D display, are particularly important for advanced televisions and certain monitors.

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

For new notebook interface, our eDP 1.1 and eDP 1.2 timing controllers began mass production in 2011 and 2012 respectively. Our eDP 1.3 timing controller entered mass production in 2013 and was also adopted in the world’s lightest notebook by our top-tier notebook brand customer. In 2015, we launched ultra-low power consumption eDP 1.4 timing controller that pairs with Nvidia G-Sync and AMD FreeSync™ technologies for graphic cards to process 3D graphics on ultra-high resolution displays in tablets, notebooks and monitors applications.

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

The table below sets forth the features of our products for large-sized applications:

Product		Features
TFT-LCD Source Drivers	•	384 to 1,446 output channels
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	two gamma-type driver to improve display quality
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driving voltage ranging from 7 up to 18V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA
	•	low power consumption and low EMI
	•	support COF and COG package types
	•	support TTL, RSDS, mini-LVDS (up to 480MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface and customized interface technologies
	•	support dual gate and triple gate panel designs

TFT-LCD Gate Drivers	•	192 to 1600 output channels
	•	output driving voltage ranging from 10 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	support COF and COG package types
	•	support dual gate and triple gate panel designs

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD and UHD (1,920 x 1,080 pixels, 1,920 x 1,200 pixels and 3840 x 2160)
	•	support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies
	•	embedded overdrive function to improve response time
	•	support CABC to save power and color engine to enhance color and sharpness
	•	support TTL, LVDS, eDP, G-sync, MIPI and V-by-one input interface technologies
	•	support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs
	•	support armophas silicon, IGZO and LTPS panel

Programmable Gamma OP	•	8 to 16 channel gamma buffer outputs
	•	channel VCOM buffer output
	•	Internal non-volatile memory
	•	2 gamma bank selection, setting time < 3uS
	•	Analog power supply voltage: 9.0V to 20.0V
	•	Digital power supply voltage: 2.7V to 3.6V
	•	Peak current on gamma channels: 200mA
	•	Peak current on VCOM channel: 400mA
	•	Programmable VCOM limit
	•	12C speed up to 1MHz

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

Smartphones have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), HD720 (720 x 1280)/ WXGA (800 x 1280), (1080 x 1920) and up to QHD (1440 x 2560) display driver ICs. We have recently continued to update new products for this mainstream smartphone segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. Few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. In 2015, we keep moving forward to develop new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. Himax also developed its first HD720 single chip touch display integrated circuit (TDIC) for advanced in-cell touch display panel. The following table summarizes the features of our products for mobile handsets:

Product		Features
Mobile Handset Display Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to QHD (1440 x 2560 pixels)
	•	support up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support color enhancement features including saturation, brightness, and sharpness enhancement
	•	support MIPI interface
	•	support RAM-less, 1/2 RAM, or 1/3 RAM compression technologies
	•	low power consumption and low EMI
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements for LCD or AMOLED
	•	touch display integrated circuit (TDIC) for advanced in-cell touch display

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

We developed our highly integrated display driver for low power, high resolution a-Si TFT LCD, LTPS, IGZO, and AMOLED displays used in tablet PCs, digital still camera, and other consumer electronics displays.

The following table summarizes the features of our products used in consumer electronics products:

Product		Features
TFT-LCD Source Drivers	•	240 to 1,920 output channels
	•	products for analog and digital interfaces
	•	support 262K colors to 16.7 million colors
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 1,600 output channels
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	resolutions include WVGA (846 x 480 pixels), SVGA (800 x 600 pixels),WSVGA (1,024 x 600 pixels), WXGA (1,280 x 800 pixels), and WUXGA(1920 x 1200 pixels)
	•	products for digital interfaces and high speed serial interface
	•	low power consumption
	•	CABC function integrated for backlight power saving

AMOLED integrated Driver	•	highly integrated single chip embedded with source driver and timing controller for LTPS and power circuit
	•	support various resolutions from WVGA(480x800 pixels) to FHD
Timing Controllers	•	products for digital interfaces/high speed interface
	•	products for Tablet/Netbook/Ultrabook
	•	support various resolutions from 1,024x600 pixels to 2560 x1600 pixels

Automotive Display Applications

We offer source drivers, gate drivers, timing controllers and integrated drivers for the fast ramping automotive display applications, such as instrument cluster display(ICD), center information display(CID), head-up display(HUD), rear seat entertainment display(RSE) and rearview mirror display.

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including resolution and dimension. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications.

The following table summarizes the features of our products used in automotive display applications:

Product		Features
TFT-LCD Source Drivers	•	642 to 1,920 output channels
	•	6-bit (262K colors), 8-bit (16.7 million colors)
	•	support RSDS, mini-LVDS interfaces
	•	output driving voltage ranging up to 15V
	•	support COG package type

Product		Features
TFT-LCD Gate Drivers	•	100 to 1,600 output channels
	•	output driving voltage ranging up to 40V
	•	support COG package type

TFT-LCD Integrated Drivers	•	highly integrated chip embedded with source driver, timing controller and power circuit
	•	support RGB, LVDS input interfaces
	•	support resolution up to FHD with cascaded chips
	•	source driver output driving voltage ranging up to ±6.6V
	•	support COG package type

Timing Controllers	•	support LVDS input interface
	•	support RSDS, mini-LVDS output interfaces
	•	support various resolutions up to FHD

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

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller single chip solution contributes to reducing cost for flexible product design. Its auto calibration mechanism can meet strict validation requirements of leading smart phone brands. Our touch controller’s proprietary sensor pattern, sensing circuits and algorithms could also enhance noise immunity capability and enable touch panels to work without shielding layer or to work on a single glass structure, which contributes to simplifying the manufacturing process and reducing costs for touch panels.

In 2015, we grew shipments of our touch controller product line with successful design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities endorsed by highly recognized end brands also caught the attention of leading in-cell panel makers. They have engaged us in the development of touch-display integrated circuit (TDIC) as a key strategic partner rather than just a display driver IC supplier. We developed our first HD720 TDIC in 2014 and FHD TDIC in 2015 for these tier one in-cell touch panel makers. The following table summarizes the features of our touch controller products:

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

TFT-LCD Television and Monitor Semiconductor Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions.

TFT-LCD Monitor Chipsets

The following table summarizes the features of our monitor scaler solutions:

Product	Features
Monitor Scaler Integrated	•	ideal for monitor applications
Solutions	•	integrated with high performance ADC and scaler
	•	built-in HDMI 1.4a and DVI receiver
	•	built-in audio digital-to-analog converter
	•	built-in high performance color engine
	•	integrated high speed MCU
	•	integrated with timing control for additional cost-down
	•	input /output resolutions range from 640 x 480 pixels up to 1,920 x 1,080 pixel.
	•	integrated 2D to 3D conversion
	•	integrated 3D format conversion
	•	G5 1A and 1A1D can use the same PCB and reduce PCBA cost
	•	G5 1A1D can resolve YCbCr color problem of DVI

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

The following table summarizes the features of our current RV2H conversion and new RV5 Pro solutions:

Product	Features
RV5 Pro 3D Glasses-free Solutions	•	support multi-view (2~9 views) parallax barrier and lenticular lens for 3D auto-stereo glasses-free displays
	•	the state-of-the-art real 2D as well as 3D depth generator for multi-view controller
	•	synthesized 2D content (one view) and real 3D content (two views) for multi-view display
	•	configurable precise disparity control for view synthesis and 3D parameters
	•	support auto disparity control mechanism to optimize parallax
	•	support universal 3D output formatter D
	•	support Anchor point for position adjustment
	•	support all 3D format conversion including 2D+Z and 4/8/9 tiled image to 3D multi-view display (A02 version)
	•	support display resolution up to 1920x1200 for LVDS interface and WXGA for TTL interface inter-bridge between MIPI, LVDS and TTL

RV2H 2D to 3D Conversion	•	support HDMI 1.4 3D format input including 3D format
Solutions	•	support 2D mode, 2D to 3D mode, 3D to 2D mode and 3D bypass/converter mode
	•	support resolution up to full HD with 10 bits deep color
	•	built-in de-interlace and scaler
	•	built-in 2D to 3D engine
	•	built-in Frame rate conversion reaching 120Hz frame rate output
	•	built-in 64 mega bits SDR chip
	•	TTL interface supports up to 1920 x 1080 RGB 888 resolution
	•	TTL interface supports up to 12 bits RGB/YUV
	•	built-in 3D glass sync and L/R sync signal

Except for scalers and 2D to 3D solutions, we also extended the HDMI2.0 chipset product offerings in 2015 to meet the trend of high speed interface adoption. Below are two major and most recent HDMI2.0 to Vx1 bridge products.

Product	Features
4Kx2K HDMI2.0 to Vx1 Simple	•	support 1 HDMI 2.0 ports and is combo with MHL 2.0 receiver
Bridge HX6308 Solutions	•	support HDMI 2.0 YCbCr 420/422/444 UHD 60Hz input
	•	support MHL 2.0 up to FHD 60Hz input
	•	support HDCP 2.2
	•	support HDMI 1.4 YCbCr 422/444 input
	•	support HDMI CEC 1.4
	•	support 1.4b 3D bypass
	•	support output8-lane V-by-One HS Standard Version 1.4
support up to 3.75Gbps/lane data rate, up to 8-lane, color depth 6-/8-/10-bit
	•	support Himax Advanced Color Engine – professional AC Edition
• embedded test pattern generator
• embedded hue/saturation, brightness/contrast, sharpness adjustment function
• embedded CABC (Content Adaptive Backlight Control)
	•	audio processor
• built-in 7.1 channel audio PCM sample rate converter (SRC) to 48KHz
• I2S interface support up to 192K Fs 7.1ch PCM and HD audio non-PCM output
	•	support OSD Generator and Display
	•	high performance 32-bit RISC CPU, with SPI flash interface
	•	support dithering function
	•	support Slave I2C programming interface

Product	Features
4Kx2K HDMI2.0 to Vx1 Bridge	•	support 2 HDMI 2.0 ports and one of them is combo with MHL 2.0 receiver
HX6310 Solutions	•	support HDMI 2.0 YCbCr 420/422/444 UHD 60Hz input
	•	support MHL 2.0 up to FHD 60Hz input
	•	support HDCP 2.2
	•	support HDMI 1.4 YCbCr 422/444 input
	•	support HDMI CEC 1.4
	•	support 1.4b 3D format
	•	support output 8-lane V-by-One HS Standard Version 1.4
	•	support up to 3.75Gbps/lane data rate, up to 8-lane, color depth 6-/8-/10-bit
	•	support Himax Advanced Color Engine – professional AC Edition
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

Product	Features
4Kx2K 120Hz TCON HX6750	•	support V-by-One HS standard version 1.4
Solutions		• support up to 4Gbps/lane data rate, up to 16-lane, color depth 6/8/10/12-bit
• support lane swap function
• support channel de-skew for high skew tolerance
• up to 4K2K(4096x2160)@120Hz reduced blanking resolution
	•	support mini-LVDS TX interface
• support 6/8-bit 8-port, 6-pair
• support mini-LVDS transmitter at a maximum clock rate up to 400MHz
	•	support CHDS TX interface
• support 6/8/12/24-port 1/2-pair, 8-bit
• support scramble function ,8bit mode
• support up to 2.0G bps/pair
• support run length coding
	•	embedded local dimming function with PWM/SPI/I2C interface for LED backlight controller
	•	support Vx1 3D L/R frame identification
	•	support 4K1K ,4K0.5k resolution for 3D only
	•	support VBI (Vertical Blanking Insertion) function
	•	embedded with aging generator for simplifying TFT LCD panel dynamic burn-in test
	•	support POL 1, 1+2n, 2, 2+2n (n=1 ~ 8) line, column inversion
	•	support z-inversion panel structure
	•	support 1D1G,1D2G,2D2G data mapping
	•	support dithering function
	•	support 5K2K/5K3K 60HZ
	•	support 8K4K 120Hz by 4-chip
	•	support 8k4K 60Hz by 2-chip
	•	support 2K2K 240Hz by 2-chip
	•	support 4K2K 120Hz by 1-chip
	•	support 10k4k 60Hz by 4-chip (without OD)
	•	support demura function
	•	support spread spectrum clock generator
	•	built-in MCU with SPI flash interface
	•	support Slave I2C programming interface
	•	support internal oscillator or external crystal source input

Product	Features
HDMI2.0/MHL2.1 to Dual	•	support HDMI 2.0 and MHL 2.1 combo receiver
display bridge Solutions	•	support HDMI 2.0 YCbCr 4:2:0/4:2:2/4:4:4 UHD 60Hz input
	•	support HDMI 1.4 YCbCr 4:2:2/4:4:4 input
	•	support MHL 2.1 up to FHD 60Hz input
	•	support HDCP 2.2Support CHDS TX interface
	•	integrate 1-channel 10Bits Dual LVDS TX
	•	LVDS lane clock rate up to 80MHz
	•	integrate 2-channel 4-Lanes MIPI DSI TX
	•	support maximum resolution up to 2560x1600
	•	flexible output control timing to be compliant with various panels
	•	audio processor
• built-in audio mute for pop noise rejection
• I2S/TDM interface support up to 192K Fs 7.1ch LPCM and HD audio non-PCM output
	•	video processor
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

Product		Features
Real 3D Depth Controllable (R3D) IP	•	state-of-the-art real 3D depth controllable technology for healthy and comfortable 3D
	•	safe disparity angel is configurable and can meet each country’s 3D regulation in real 3D mode
	•	precise disparity control for view synthesis and parameters are configurable
	•	support 3D fatigue warning
	•	support various 3D Visual Protection modes
	•	3D content accommodation error detection and correction
	•	easily integrated into existing Projector, TV, Monitor, Box, DVD, and DPF system SoC with 3D features

2D to 3D Conversion IP	•	state-of-the-art 2D-to-3D conversion algorithms for transforming any 2D video content to 3D video sequence and supporting different 3D display
	•	support auto-scene detection and various scene modes
	•	precise disparity control for view synthesis and parameters are configurable
	•	support configurable stereoscopic density for both modes including in front of screen call pulled and behind the screen call push
	•	easily integrated into existing Projector, TV, monitor, box, DVD, and DPF system SoC with 3D features

Motion Estimation and Motion Compensation (“MEMC”) IP	•	including efficient motion estimation, motion compensation, and film mode detection engines to implement dejudder and halo reduction
	•	support 2D & 3D MEMC glasses-free 3D displays based on perfect viewing angle adjustment
	•	support video format: (1) Max. horizontal size: 2048, (2) Max. vertical size: 1200, (3) Min. horizontal size: 640, (4) Min. vertical size: 480, (5) 3D structure supported and (6) 10 bits color depth
	•	video processing engine features: (1) Search range: +/-192(H) and +/-40(V), (2) De-judder and halo-reduction, (3) Auto film mode detection (3:2 and 2:2), (4) FRUC: 24 to120, 24_to 30, 24_to 60, 60_to 120, 50_to 100, 25_to 100 and (5) Demo mode: left/right or top/bottom split FRUC using frame repetition
	•	easily integrated into existing portable DVD, DPF, Pad like, mobile system SoC with 3D features

SunLight Readable IP	•	improve sunlight readability under bright sunlight environment
	•	smart contrast enhancement processing for shadow, mid-tone and highlight grey level respectively

Product		Features
	•	pixel based contrast adjustment
	•	adapt video content dynamically
	•	support automatic adjustment based on ambient light sensor input
	•	support manual adjustment based on manual enhancement level setting
	•	no frame buffer is required
	•	low power and compact architecture

Super High Resolution IP	•	high quality resolution up-conversion without image blur or side-effect such as zigzag artifact and ringing artifact
	•	synthesize rich details with texture extraction capability by database-free architecture
	•	support various levels of reality enhance effect
	•	any resolution up-conversion without arbitrary ratio limitation
	•	real-time single-frame conversion, no extra external memory requirement
	•	easily integrated into existing Projector, TV, Monitor, Box, DVD, and Surveillance system SoC with scaler functionality

Embedded Visual Lossless Compression IP	•	proprietary technologies near lossless compression for embedded frame buffer can reduce bandwidth and power consumption for SOC application
	•	compression Ratio: 2x~3x
	•	reduce image storage capacity and transmission time
	•	offer two color domain compression: YUV / RGB
	•	support real-time compress/decompress with low latency delay for video processor application
	•	block-based / frame-based data access encode/decode

Silicon IP

We also develop and own unique IPs of high speed transmission. These silicon IPs are not only silicon proven but also “product proven” and are used in various popular media commercial products. We provide our licensees with unique, high quality and cost competitive silicon IPs to reduce risk and accelerate time-to-market. The features of silicon IPs are summarized in the below table:

Product		Features
HDMI Transmitter and Receiver IP	•	provide configurable HDMI digital controllers and high-speed mixed signal Physical Layer IP (“PHY”)
	•	fully compliant with HDMI 1.4a/HDMI 2.0 specifications and received the ATC certification

Mobile Industry Processor	•	fully compliant with the DSI version 1.01
Interface (“MIPI”) and Display	•	support the physical adapter layer of the D-PHY specification version 1.00
Serial Interface (“DSI”) IP	•	support both command and video modes providing the greatest range of flexibility

VBO IP	•	fully compliant with the V-by-One® HS Standard Version 1.4
	•	provide configurable VBO digital controllers and high-speed mixed signal PHY
	•	designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

eDP IP	•	fully support eDP v1.3/v1.4 compliant

Product		Features
	•	support data rate: 5.4G/ 2.7Gbps or 1.62Gbps per lane
	•	Low power design for mobile application

ADC IP	•	8-bit, 210MHz analog IP which is suitable for analog R/G/B or Y/Pb/Pr signal input from PC or consumer product
	•	includes three 210 MHz ADCs with gain and offset control
	•	the supply power for the design is 3.3V while a 1.2V supply is required in the interface between 3.3V and 1.2V digital

ASIC Service

From 2012, we had successfully completed several ASIC service projects for Japan top TV, Project and HMD makers with advanced and high performance customized video processing chip. All of these chips are implemented with Himax Media Solutions’ proprietary video process platform that includes our video process display IP and high speed transmission IPs. The process nodes adopted for these ASIC are usually 40nm, 55nm and even 28nm processes. From 2013, Himax Media Solutions also release a Hi-TCON platform that aims at high integrated and high performance TV/Monitor/Tablet/Mobile video processer TCON market. Hi-TCON offers a single chip solution of the state-of-art video core and Himax volume-production-proven TCON core.

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

Himax Display is the market leader of the LCOS industry based on market share since 2012 with the whole product line patented by the Company. We believe Himax Display is the only non-captive LCOS company that owned a mass production ready liquid crystal assembly line. We have produced and shipped over 2.0 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, embedded projector in different applications (cell phone and camcorder), communication, toy projector, and AR/VR product.

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

Product		Size and Resolution
Color-Filter LCOS Microdisplays	•	0.28” (320x240 pixels) QVGA
	•	0.38” (640x360 pixels) nHD
	•	0.44” (640x480 pixels) VGA
	•	0.59” (800x600 pixels) SVGA
	•	Customized design

Color-Sequential LCOS	•	0.22” (640 x 360 pixels) nHD
Microdisplays	•	0.28” (852 x 480 pixels) WVGA
	•	0.38” (640 x 480 pixels) VGA
	•	0.37” (800 x 600 pixels) SVGA
	•	0.37” (1366 x 768 pixels) WXGA
	•	0.45” (1024 x 768 pixels) XGA
	•	Customized design

Front-Lit™ Color Filter LCOS	•	0.22” (640 x 360 pixels) nHD
	•	Customized design

MEMS	•	0.55” (1280 x 800 pixels) WXGA

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

Product		Features
Integrated Multi-Channel Power	•	built-in power MOSFET
Solutions for Notebooks	•	step-up PWM converter
	•	charge pump regulator
	•	LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	I2C programmable
	•	low frame rate control for power saving solution

Integrated Multi-Channel Power	•	built-in power MOSFET
Solutions for Monitors	•	step-up PWM converter
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	programmable Vcom voltage / Vcom operational amplifier
	•	level shifter

Integrated Multi-Channel Power Solutions for TVs	•	built-in power MOSFET

Product		Features
	•	step-up PWM converter
	•	step-down PWM converter
	•	charge pump regulator
	•	HV LDO regulator
	•	voltage detector
	•	gate pulse modulator
	•	Vcom operational amplifier
	•	I2C programmable
	•	level shifter
	•	with programmable gamma o

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

CMOS Image Sensor Products

Our CMOS image sensor products are designed firstly for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. Based on the technologies and IP we developed, our product lines have been expanded to surveillance, automotive, and emerging applications in computer vision.

The CMOS image sensor product lines are developed by our subsidiary, Himax Imaging. With the product launch of 1/4” 8 mega pixel and 1/3” 13 mega pixel in 2015, we’ve expanded our sensor portfolio to a complete sensor family from VGA to 13MP. In addition to using the most advanced pixel technology (ViviSense2TM) to deliver best image quality, our latest 8 and 13 mega also selectively embedded several important features to the end customers including Phase Detection Auto Focus (PDAF), ultra low power consumption, alternating line and alternating frame High Dynamic Range(HDR), high speed MIPI, and frame synchronization function to enable multiple camera. Almost all of our CMOS image sensors feature the BrightSenseTM technology to achieve a better signal-to-noise ratio in the lowlight or video mode without a decreasing frame rate or increasing power consumption. Embedded in some of our sensors, ClearViewTMtechnology provides the optical restoration engine to enhance the optical performance. In the automobile and surveillance product line, ClearSenseTM technology extends the dynamic range by special pixel and readout. We are committed to being a key player in CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product		Features
13MP ViviSense2TM Color	•	1/3.06” format color type
Image Sensor	•	Phase Detection Auto Focus (PDAF) support
	•	13MP at 30 frames per second, support 1080p and 720p at 60 frames per second
	•	High dynamic range supported by alternating row and alternating frame approaches
	•	Low power consumption
	•	4-lane MIPI CSI2 outputs

8MP ViviSense2TM Color	•	1/4” format color type
Image Sensor	•	8MP at 30 frames per second over 2-lane or 4-lane MIPI CSI2
	•	Phase Detection Auto Focus (PDAF) support
	•	Low power consumption
	•	Frame-Sync control for multiple camera system

8MP UltraSenseTM Color	•	BSI in 1/3.2” format color type
Image Sensor	•	8MP at 30 frames per second, support 1080p and 720p at 30 frames per second
	•	High dynamic range supported by alternating row and alternating frame approaches
	•	Low power consumption
	•	10 bit parallel video data port and 4-lane MIPI CSI2 outputs RAW8/10 and RGB565/555/444

5MP ViviSenseTM Color	•	1/4” format color type
Image Sensor	•	5MP resolution at 30 frames per second, support 720p HD at 83 frames per second and 1080 FHD at 56 frames per second
	•	Compact die size design to support small modules
	•	10 bit parallel video data port and 2-lane MIPI CSI2 outputs RAW8/10, RGB565/555/444

2.0MP ClearViewTM Color	•	1” format color type
Image Sensor	•	ClearViewTM boosts optical performance by lens compensation
	•	UXGA YUV output at 15 frames per second, 720p HD resolution at 30 frames per second
	•	Color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	Multiple video formats including YUV422, RGB565, and ITU656

Product	Features

HD 1080p UltraSenseTM Color	•	1/6” format with high sensitivity
Image Sensor	•	1080p HD resolution at 60 frames per second
	•	Low power consumption
	•	Alternating frame support for HDR.
	•	2-lane MIPI CSI2 outputs
	•	Frame-Sync control for multiple camera system

HD 720p UltraSenseTM System	•	1/6” format with high sensitivity
on Chip	•	ClearViewTM boosts optical performance by lens compensation
	•	720p HD resolution at 30 frames per second
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, exposure control with backlight compensation, color de-mosaic, color correction, gamma control, and saturation/hue adjustment.
	•	10 bit parallel video data port and 1-lane MIPI CSI2 outputs RAW8/10, YUV422, RGB565/555/444

VGA BrightSenseTM System	•	1/13” format color type
on Chip	•	VGA YUV output at 30 frames per second
	•	Color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement
	•	Automatic low light and frame rate control
	•	1-lane MIPI CSI2 outputs RAW, YUV422, RGB565/555/444

1.3MP ClearSenseTM EDR	•	1/4” format with ultra high sensitivity
Color Image Sensor for Automotive and Surveillance	•	ClearSenseTM achieves higher dynamic range in color up to 84dB with on-chip tone mapping
	•	800p and 720p resolution at 30 frames per second
	•	FlexiTM engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
	•	Anti-blooming and dark sun cancellation
	•	Built-in low dropout regulator and power on reset
	•	10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL WVGA Color	•	High sensitivity, low noise VGA sensor operating up to 60FPS
Image System on Chip for	•	Visible and near infrared sensitivity
Automotive and Surveillance	•	Operation up to 105ºC
	•	Ultra-compact automotive package
	•	Advanced defect correction with built-in temperature sensor
	•	Embedded ISP with programmable automatic exposure and white balance
	•	Optical alignment pixel with crop and zoom to native resolution
	•	4Kb OTP for sensor initialization, module storage, and overlay setting
	•	Multi-color static overlay engine

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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens with integrated Diffractive Optical Element (DOE) is the best solution for next generation for 3D sensing, 3D reconstruction and gesture applications. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products such as AR/VR devices.

Our WLO technology is also adapted to form microstructure such as lens array, DOE and lenticular for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions to many tier 1 customers in the mobile device and wearable front.

The following table sets forth the features of our wafer level optics products:

Product		Features
VGA 1 element wafer level	•	for 1/11” VGA CIS (2.0μm pixel pitch)
lens	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

VGA 1 element wafer level	•	for 1/13” VGA CIS (1.75μm pixel pitch)
lens	•	one-element and two-surface design for cost-competitive market
	•	double-side manufacture process
	•	already in mass production

HD/1.3M 2 element wafer level	•	for 1/9” 1.3M/HD CIS (1.4μm pixel pitch)
lens	•	two-element and four-surface design for cost-competitive market
	•	double-side manufacture process

Array Lens	•	4*4 Array lens, co-developing with multiple tier-one partners, provide many and varied imaging effects such as stereo, re-focusing, super resolution and perspective shift
	•	2*2 Array lens, a cost effective solution for array camera with innovative sensing and depth math capabilities Micro lens array provides custom solution for light field camera.

Diffractive Optical Element	•	for 3D sensing, 3D reconstruction, gesture and illumination control
(DOE)	•	integral collimator lens and DOE to provide the smallest form factor
	•	provide customized solution for specific application

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2015, we sold our products to more than 200 customers. In 2013, 2014 and 2015, Innolux and its affiliates, accounted for 22.6%, 19.6% and 21.1% of our revenues, respectively; customer A and its affiliates, accounted for 16.9%, 18.1% and 20.1% of our revenues, respectively.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2015:

AU Optronics Corp.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2014 and will expire in February 2017. In February 2006, we received ISO 14001 certification, which was renewed in January 2015 and will expire in January 2018. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2013 and will expire in March 2016, and OHSAS 18001 certification, which was renewed in January 2015 and will expire in January 2018.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and Maxchip in the past few years and have also established relationships with UMC, HHNEC, PSC and SK Hynix. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Maxchip Electronics Corp.	ChipMOS Technologies Inc.
Powerchip Technology Corporation	LB Semicon Co., Ltd.
Semiconductor Manufacturing International Corporation	Nepes Corporation
Shanghai Hua Hong NEC Electronics Company, Ltd.	Union Semi Conductor Co., Ltd.
SK Hynix
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stem Co., Ltd.	Chipbond Technology Corporation
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
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc. King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation

Intellectual Property

As of March 31, 2016, we held a total of 2,819 patents, including 1,277 in Taiwan, 925 in the United States, 551 in China, and 66 in other countries. The expiration dates of our patents range from 2019 to 2034. We also have a total of 140 pending patent applications in Taiwan, 116 in the United States and 255 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Ili Technology Corp., Lusem Co., Ltd, Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Panasonic Corporation, NEC Electronics Corporation, Renesas Technology Corp., Seiko Epson Corporation, Toshiba Corporation, Sanyo Electric Co., Ltd. and Rohm Co., Ltd., and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

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

For touch controller ICs, we compete with worldwide suppliers, such as Atmel Corp., Cypress Semiconductor Corp., Synaptics Inc, FocalTech Systems Limited and Shenzhen Huiding Technology Co., Ltd.

Our monitor semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including Mstar Semiconductor, Inc., Novatek Microelectronics Corp., and Realtek Semiconductor Corp. For 2D to 3D conversion solutions, we face competition from Mediatek Corp. and Mstar Semiconductor, Inc.

For LCOS products, we face competition from a few other mobile projector technologies, including OmniVision, which acquired Aurora Systems in 2010, Syndiant Inc., Kopin Corporation Inc. and Microvision Inc., a company providing laser-scanning projector solutions. For MEMS products, we face competition primarily from TI’s DLP, Epson’s 3LCD technology, eMagin, MicroOLED and Sony.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corporation, Global Mixed-mode Technology Inc., Advanced Analog Technology, Inc and On-Bright Electronics Co. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, we face competition primarily from OmniVision Technologies Inc., Samsung Electronics Co. Ltd. and Sony Corporation.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2016.

The following table sets forth summary information for our subsidiaries as of March 31, 2016.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%

Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%

Himax Semiconductor, Inc.	IC design and sales	ROC	100.0%

Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)

Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)

Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)

Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	81.8	%(1)

Integrated Microdisplays Limited	LCOS design	Hong Kong	81.8	%(3)

Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	California, USA	81.8	%(3)

Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)

Himax Imaging, Inc.	Investments	Cayman Islands	100.0%

Himax Imaging, Ltd.	IC design and sales	ROC	93.6	%(4)

Himax Imaging Corp.	IC design	California, USA	93.6	%(5)

Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	99.2	%(6)

Harvest Investment Limited	Investments	ROC	100.0	%(1)

Himax Technologies Japan Ltd.	Sales	Japan	100.0%

Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%

Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.0	%(1)

(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 81.8% ownership of Himax Display, Inc.
(4)	Indirectly, as to 42.1% through our 100.0% ownership of Himax Imaging, Inc. and as to 51.5% through our 100.0% ownership of Himax Technologies Limited.
(5)	Indirectly, through our 93.6% ownership of Himax Imaging, Ltd.
(6)	Directly, as to 22.0%, and indirectly, as to 77.2% through our 100.0% ownership of Himax Technologies Limited.

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

We have established under Himax Taiwan an in-house wafer level optics facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Innolux, which already produced and shipped over 50 million optics to tier-1 customer from 2010. We have also expanded certain facilities for LCOS and wafer level optics products to accommodate new customers and new applications located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Innolux in Tainan, where it established an in-house color filter facility that commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our color-filter LCOS microdisplays products and creates value for our customers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. We also offer digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, maintain our leading technology position, achieve additional design wins and manage our costs to partially mitigate declining average selling prices and any other market risks in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2015 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. For example, in the second half of 2008, as a result of the severe economic downturn and the weakening of consumer spending, there was an over-supply of large-sized TFT-LCD panels. Many TFT-LCD panel manufacturers experienced a decrease in prices of large-sized TFT-LCD panels and reduced capacity utilization significantly, which in turn resulted in strong downward pricing pressure on and a decrease in demand for our products, particularly in late 2008 and early 2009. While there was a rebound in demand for TFT-LCD panels in the second quarter of 2009, the growth in output of TFT-LCD panels has been limited by the shortage of certain components for TFT-LCD panels. Our product pricing remained weak in 2009. In the second half of 2010, the TFT-LCD panel industry suffered again from an over-supply due to a high inventory level built up previously, which significantly decreased our sales to the TFT-LCD panel industry. In the second half of 2011, the demand of TFT-LCD panels was affected by the uncertain global economic conditions by lowering capacity utilization for large panel products. Because the demand was lower than originally anticipated, ASP pressure arose for large-sized applications during the traditional peak season. From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In the second half of 2015, over-supply issue happened to the large-sized TFT-LCD panel industry again. As high inventory level was built up in the first half of 2015 along with new capacity ramp from China panel makers, ASP pressure became intense as a result. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution which creates a higher barrier of entry, less competition and higher profit margins.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2013, 2014 and 2015 was 75.1%, 75.5% and 76.4%, respectively. In 2015, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 49.9%, the cost of processed tape was 9.5%, the cost of assembly and testing was 39.9% and overhead was 0.7%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $9.7 million, $11.3 million and $6.2 million in 2013, 2014 and 2015, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $7.8 million, $9.3 million and $4.5 million in 2013, 2014 and 2015, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2013, 2014 and 2015 as reflected in our consolidated financial statements.

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

We made grants of 597,596 RSUs to our employees on September 25, 2015. The vesting schedule for such RSU grants is as follows: 94.15% of the RSU grants vested immediately and were settled by cash in the amount of $4.5 million on the grant date, with the remainder vesting equally on each of September 30, 2016, 2017 and 2018, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 26, 2013, September 26, 2014 and September 25, 2015 was $10.15, $9.27 and $7.92 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Tax Credits and Exemptions

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits and income tax exemptions available to us.

The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. The tax credits could be applied within a five-year period. The amount of tax credit that could be applied in any year was limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-years tax holiday. All remaining tax credits under this program were utilized by December 31, 2015.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total qualifying research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. All tax credits generated under this program have been utilized.

Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2008 and January 1, 2014 and expired or will expire on December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor became entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of$2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013, $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014 and $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

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

Our revenues generated from sales of display drivers for large-sized applications decreased in 2013 and 2014 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Innolux as a result of the impact of the change of purchase policy by Innolux to diversify its display driver supply base from 2010 and the impact of the global economic downturn in 2013. Revenues generated from sales of display drivers for large-sized applications decreased slightly in 2015. Notably, TV application grew over 20% year-over-year, the highest growth since 2011. Such strength was originated from our focus in China starting 2012 as we bet on China’s long term prospect and sought to diversify customer base. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2013 and 2014, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products. However, in 2015, display drivers for mobile handsets applications declined mainly due to our key Korean end-customer’s decision to substantially increase the portion of AMOLED panels in their smartphone portfolio and the weak smartphone sales in China. In addition, in 2015, the decline of worldwide tablet market resulted in the revenue decrease of display drivers for consumer electronics application despite strong growth of display drivers for automotive applications.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$228,927	29.7	$226,087	26.9	$224,423	32.4
Display drivers for mobile handsets applications	232,019	30.1	238,467	28.4	170,705	24.7
Display drivers for consumer electronics applications	183,554	23.8	207,514	24.7	165,271	23.9
Others(1)	126,239	16.4	168,474	20.0	131,390	19.0
Total	$770,739	100.0	$840,542	100.0	$691,789	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics products, scaler, NRE incomes, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. Innolux and its affiliates accounted for 22.6%, 19.6% and 21.1% of our revenues in 2013, 2014 and 2015, respectively. Sales to Innolux and its affiliates further decreased both in absolute amount and as a percentage of our total revenues, primarily due to the change of purchase policy by Innolux to diversify its display driver supply base and our increased sales to China customers.

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Innolux and its affiliates	$173,976	22.6	$164,552	19.6	$146,209	21.1
Customer A and its affiliates	130,259	16.9	152,105	18.1	138,801	20.1
Others	466,504	60.5	523,885	62.3	406,779	58.8
Total	$770,739	100.0	$840,542	100.0	$691,789	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2013, 2014 and 2015 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2013, 2014 and 2015, approximately 36.8%, 36.9% and 36.8% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 52.0%, 51.9% and 53.9% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets, depreciation on research and development equipment, and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2013, 2014 and 2015 wer10.4%, 10.9% and 13.6%, respectively.

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

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2013, 2014 and 2015, we recognized bad debt expense of $0.2 million, $0.6 million and $0.3 million, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans, and the 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014 and September 25, 2015 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $9.7 million, $11.3 million and $6.2 million in 2013, 2014 and 2015, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 25.8% in 2013, 25.3% in 2014 and 34.7% in 2015, respectively.

ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries, which expired at the end of 2009, entitled companies to tax credits for expenses relating to qualifying research and development, personnel training expenses, purchases of qualifying machinery and investments in the newly emerging, important and strategic industries; provided that the shareholders’ meeting of such ROC companies did not resolve to forfeit the shareholders’ tax credit benefit in exchange for such ROC companies’ five-year tax holiday. The tax credits could be applied within a five-year period. The amount from the tax credit that could be applied in any year (with the exception of the final year when the remainder of the tax credit could be applied without limitation to the total amount of the income tax payable) was limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Himax Semiconductor, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging, Ltd. were granted tax credits at rates set at a certain percentage of the amount utilized in qualifying research and development, and personnel training expenses. All remaining tax credits under this program were utilized by December 31, 2015.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to tax incentives which went into effect retroactively on January 1, 2010. Compared to the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation provides for less tax credits. The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total qualifying research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. All tax credits generated under this program have been utilized.

Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2008 and January 1, 2014 and expired or will expire on December 31, 2012 and December 31, 2018, respectively. In addition, beginning January 1, 2009 and January 1, 2014, Himax Semiconductor is also entitled to two five-year tax exemption expired or will expire on December 31, 2013 and December 31, 2018, respectively. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $2.4 million, $0.01 and $0.01 for the year ended December 31, 2013, respectively, $2.8 million, $0.01 and $0.01 for the year ended December 31, 2014, respectively, and $1.8 million, $0.01 and $0.01 for the year ended December 31, 2015, respectively. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2015, we based our share-based compensation cost on an assumed forfeiture rate of 6.2% per annum for RSUs issued in 2013 and 7.1% per annum for RSUs issued in 2014, respectively, under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2013, 2014 and 2015, the fair value of the ordinary shares underlying the RSUs granted to our employees was $10.15, $9.27 and $7.92 per share, respectively, which was the closing price of our ADSs on September 26, 2013, September 26, 2014 and September 25, 2015, respectively.

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

The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2013, 2014 and 2015 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)

2013	$15,186	$173	$—	$15,359
2014	$15,359	$554	$(15,186)	$727
2015	$727	$310	$(262)	$775

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Additions	Amounts Utilized	Balance at End of Year
	(in thousands)

2013	$1,078	$7,272	$(7,421)	$929
2014	$929	$5,168	$(5,229)	$868
2015	$868	$8,887	$(8,982)	$773

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2013, 2014 and 2015 were approximately $10.8 million, $8.2 million and $9.8 million, respectively, and were included in cost of revenues in our consolidated statements of income.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For CMOS image sensors and Projection displays these two asset groups, we determined that the undiscounted cash flows expected to result from the use of the asset groups significantly exceeded their respective carrying amounts. The undiscounted cash flow exceed its carrying amount were 69%, 66% and 197% for CMOS image sensors asset group as of December 31, 2013, 2014 and 2015, respectively. The undiscounted cash flow exceed its carrying amount were 45%, 28% and 450% for Projection displays asset group as of December 31, 2013, 2014 and 2015, respectively. No triggering events that would indicate potential impairment occurred for the other significant asset groups for the last three years. Consequently, we have not recognized any impairment charges on long-lived assets during the period from December 31, 2013 to December 31, 2015.

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

We have two operating segments, which are also reportable segments. We have determined that we have four reporting units. However, most of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2013, 2014 and 2015. The amount of such goodwill is immaterial.

For Driver IC reporting unit and Projection displays reporting unit in 2013, 2014 and 2015, management elected to use the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. Based on such qualitative assessments, management determined that it was not more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. As such, performing the next step of the test impairment test for these reporting units was unnecessary. However, our conclusion could change in the future if market conditions change with respect to these reporting units.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. In 2015, the expenses for warranty increased for more product quality issues. The movement in accrued warranty costs for the years ended December 31, 2013, 2014 and 2015 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)

2013	$197	$364	$(440)	$121
2014	$121	$355	$(373)	$103
2015	$103	$1,121	$(997)	$227

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

As of December 31, 2014 and 2015, we have not provided for retained earnings tax on the undistributed earnings of approximately $626.6 million and $620.4 million, respectively, of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $587.4 million and $579.5 million as of December 31, 2014 and 2015, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2014 and 2015, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $120.7 million and $59.6 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Balance at beginning of year	$791	$483	$788
Increase related to prior year tax positions	—	368	292
Decrease related to prior year tax positions	(184)	—	—
Increase related to current year tax positions	—	—	630
Settlements	(93)	—	(368)
Lapse of statute of limitations	(31)	(63)	(7)
Balance at end of year	$483	$788	$1,335

With the exception of Himax Taiwan, Himax Semiconductor, Himax Technologies Korea Ltd., or Himax Korea, Himax Technologies Japan Ltd., Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances for regular tax of $28.1 million, $29.8 million and $32.4 million as of December 31, 2013, 2014 and 2015, respectively, and valuation allowances for undistributed earnings tax of $10.2 million, $11.2 million and $11.9 million as of December 31, 2013, 2014 and 2015, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2013	2014	2015
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.1	75.5	76.4
Research and development	10.4	10.9	13.6
General and administrative	2.4	2.4	2.7
Bad debt expense	-	-	-
Sales and marketing	2.4	2.5	2.8
Total costs and expenses	90.3	91.3	95.5
Operating income	9.7	8.7	4.5
Non-operating income, net	0.1	1.5	0.3
Income tax expense	2.5	2.6	1.7
Net income	7.3	7.6	3.1
Net loss attributable to noncontrolling interests	0.7	0.3	0.5
Net income attributable to Himax stockholders	8.0	7.9	3.6

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our revenues decreased by 17.7% to $691.8 million in 2015 from $840.5 million in 2014. This decrease was attributable mainly to a 24.7% decrease in revenues from display drivers for mobile handsets and consumer electronics applications to $336.0 million in 2015 from $446.0 million in 2014, primarily as a result of our key Korean end-customer replaced the use of LCD displays by AMOLED in their smartphone product and the weak smartphone sales in China. The decrease was also attributable to a 22.0% decrease in revenues from non-driver products to $131.4 million in 2015 from $168.4 million in 2014. CMOS image sensors’ decline was the main reason. Additionaly, the large-sized applications declined 0.7% in revenues in 2015. Our average selling prices decreased by 4.7%, primarily due to pricing pressure from Driver IC, and our unit shipments decreased by 13.7% in 2015.

Costs and Expenses. Costs and expenses decreased by 13.9% to $661.1 million in 2015 from $767.8 million in 2014. As a percentage of revenues, costs and expenses increased to 95.5% in 2015 compared to 91.3% in 2014.

•	Cost of Revenues. Cost of revenues decreased to $528.7 million in 2015 from $634.7 million in 2014. The decrease in cost of revenues was due primarily to a 13.7% decrease in unit shipments in 2015, as compared to 2014. Inventory write-downs, which are included in cost of revenues, increased slightly to $9.8 million in 2015 from $8.2 million in 2014. As a percentage of revenues, cost of revenues increased to 76.4% in 2015 from 75.5% in 2014. The margin decreased is primarily a result of pricing pressures passed on to driver IC vendors from cost sensitive panel makers, which was partially offset by higher development income from our LCOS and WLO products.

•	Research and Development. Research and development expenses increased by 2.8% to $94.4 million in 2015 from $91.8 million in 2014. This increase was primarily attributable to increases in salary expenses and tape-out expense to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses decreased by 8.5% to $18.5 million in 2015 from $20.2 million in 2014, primarily as a result of decreases in salary expenses. The decrease in salary expenses was due primarily to a lower headcount of general and administrative staff and lower RSU compensation.

•	Bad debt expense. We recognized bad debt expense of $0.3 million and $0.6 million in 2015 and 2014, respectively.

•	Sales and Marketing. Sales and marketing expenses decreased by 6.4% to $19.3 million in 2015 from $20.6 million in 2014, primarily as a result of decreases in travelling expenses and sample expenses.

Non-Operating Income, net. We had net non-operating income of $2.2 million in 2015 compared to $12.8 million in 2014. We recognized gain on disposal of investments, net of $2.0 million and $10.5 million in 2015 and 2014, respectively. Besides, we recognized valuation gain on financial instruments of $1.3 million in 2014.

Income Tax Expense. Our income tax expense decreased to $11.4 million in 2015 from $21.6 million in 2014. However, our effective income tax rate increased to 34.7% from 25.3% in 2014. The increase in our effective income tax rate was primarily attributable to the increase in the deferred tax asset valuation allowance in 2015 compared to 2014 for operating losses at certain subsidiaries for which realization of those tax benefits is unlikely.

Net Income. As a result of the foregoing, our net income decreased to $21.5 million in 2015 from $63.9 million in 2014 and net income attributable to Himax stockholders decreased to $25.2 million in 2015 from $66.6 million in 2014.

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

•	Cost of Revenues. Cost of revenues increased to $634.7 million in 2014 from $578.9 million in 2013. The increase in cost of revenues was due primarily to a 13.4% increase in unit shipments in 2014, as compared to 2013. Inventory write-downs, which are included in cost of revenues, decreased slightly to $8.2 million in 2014 from $10.8 million in 2013. As a percentage of revenues, cost of revenues increased to 75.5% in 2014 from 75.1% in 2013. The margin decreased is primarily a result of higher shipment of older generation CMOS image sensors and foundry capacity constraint, which were largely offset by growing demand from 4K TV and NRE income from ASIC, LCOS and WLO products.

•	Research and Development. Research and development expenses increased by 14.3% to $91.8 million in 2014 from $80.4 million in 2013. This increase was primarily attributable to increases in salary expenses, research and development material expenses and depreciation expense to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff and higher average salaries.

•	General and Administrative. General and administrative expenses increased by 11.3% to $20.2 million in 2014 from $18.1 million in 2013, primarily as a result of increases in salary expenses. The increase in salary expenses was due primarily to a larger headcount of general and administrative staff and higher average salaries.

•	Bad debt expense. We recognized bad debt expense of $0.6 million and $0.2 million in 2014 and 2013, respectively.

•	Sales and Marketing. Sales and marketing expenses increased by 93% to $20.6 million in 2014 from $18.8 million in 2013, primarily as a result of increases in salary expenses and travelling expenses. The increase in salary expenses was due primarily to a larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income, net. We had net non-operating income of $12.8 million in 2014 compared to a net non-operating income of $1.1 million in 2013. We recognized gain on disposal of investments, net of $10.5 million and valuation gain on financial instruments of $1.3 million in 2014.

Income Tax Expense. Our income tax expense increased to $21.6 million in 2014 from $19.5 million in 2013. Our effective income tax rate decreased to 25.3% from 25.8% in 2013. This change in our effective income tax rate was primarily attributable to tax benefits recognized from investment tax credits, which was partially offset by changes in foreign currency exchange rates.

Net Income. As a result of the foregoing, our net income increased to $63.9 million in 2014 from $55.9 million in 2013 and net income attributable to Himax stockholders increased to $66.6 million in 2014 from $61.5 million in 2013.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousand)
Segment Revenues
Driver IC	$644,500	$672,068	$560,399
Non-Driver Products	126,239	168,474	131,390
Total	$770,739	$840,542	$691,789

	Year Ended December 31,
	2013	2014	2015
	(in thousand)
Segment Operating Income (loss)
Driver IC	$89,162	$92,290	$59,506
Non-Driver Products	(14,819)	(19,565)	(28,834)
Total	$74,343	$72,725	$30,672

Driver IC Segment

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Segment revenues. Our revenues from the Driver IC segment decreased by 16.6% to $560.4 million in 2015 from $672.1 million in 2014. The decrease was mainly from the decrease in display drivers for mobile handsets application and consumer electronics application. This decrease was attributable to a 13.0% decrease in unit shipments of our driver IC products and a 4.2% decrease in our average selling price.

Segment operating income. Operating income from the Driver IC segment decreased to $59.5 million in 2015 from $92.3 million in 2014. This decrease was primarily attributable to a decrease in revenues in 2015 as compared to 2014. As a percentage of segment revenues, segment operating income decreased to 10.6% in 2015 from 13.7% in 2014.

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

Non-Driver Products Segment

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 22.0% to $131.4 million in 2015 from $168.4 million in 2014. CMOS image sensors’ decline was the main reason. This decrease was attributable mainly to a 16.1% decrease in unit shipments of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $28.8 million in 2015 from $19.6 million in 2014. The operating loss increases was attributable mainly to decrease in revenues.

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

As of December 31, 2015, we had total current assets of $697.8 million, total current liabilities of $352.7 million and cash and cash equivalents of $129.8 million. As of December 31, 2015, we had total short-term debt of $180.0 million with equal amount of cash and time deposits as collateral and did not have any outstanding long-term borrowings. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by operating activities	$51,123	$93,719	$22,529
Net cash provided by (used in) investing activities	(30,525)	10,644	(28,342)
Net cash used in financing activities	(32,103)	(46,204)	(49,608)
Net increase (decrease) in cash and cash equivalents	(11,417)	58,146	(55,637)
Cash and cash equivalents at beginning of period	138,737	127,320	185,466
Cash and cash equivalents at end of period	127,320	185,466	129,829

Operating Activities. Net cash provided by operating activities in 2015 was $22.5 million compared to $93.7 million in 2014. This decrease in net cash provided by operating activities in 2015 was due primarily to an increase in cash used for raw materials, assembly, testing process fees and inventories in 2015 compared to 2014, partially offset by an increase in cash collected from customers in 2015 compared to 2014 as we had a relatively high accounts receivable balance at the beginning of year. Net cash provided by operating activities in 2014 was $93.7 million compared to $51.1 million in 2013. This increase in net cash provided by operating activities in 2014 was due primarily to a decrease in cash used for raw materials, assembly and testing process fees in 2014 compared to 2013, partially offset by a decrease in cash collected from customers and an increase in cash paid for income tax in 2014 compared to 2013.

Investing Activities. Net cash used in investing activities in 2015 was $28.3 million compared to net cash provided by investing activities $10.6 million in 2014. This decrease in net cash provided by investing activities in 2015 was due primarily to a decrease in cash provided by disposal of investments to $1.7 million from $19.7 million in 2014 and an increase in cash used for purchasing of investment securities in 2015 compared to 2014. Net cash provided by investing activities in 2014 was $10.6 million compared to net cash used in investing activities $30.5 million in 2013. This increase in net cash provided by investing activities in 2014 was due primarily to an increase in cash provided by disposal of investments to $19.7 million from nil in 2013, a decrease in cash used for property and equipment to $10.9 million from $18.4 million in 2013 and a decrease in purchasing of investment securities in 2014 compared to 2013.

Financing Activities. Net cash used in financing activities in 2015 was $49.6 million compared to $46.2 million in 2014. This increase was due primarily to an increase in distribution of cash dividends and partially offset by an increase of $1.5 million proceeds from issuance of new shares by subsidiaries. Net cash used in financing activities in 2014 was $46.2 million compared to $32.1 million in 2013. This increase was due primarily to a decrease in proceeds from issuance of new shares by subsidiaries and an increase in distribution of cash dividends.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $18.4 million, $10.9 million and $10.0 million in 2013, 2014 and 2015, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2013, 2014 and 2015, we incurred research and development expenses of $80.4 million, $91.8 million and $94.4 million, respectively, representing 10.4%, 10.9% and 13.6% of our revenues, respectively.

5.D. Trend Information

4K TVs, TFT TVs, smartphones and tablet PCs migrating toward high resolutions, and automotive applications are the main themes for large, small and medium-sized panels. There will be more and more similar products in the market where driver IC accounts for higher value content than before. Since 2012, we began to benefit from the rapid growth of smartphones and tablets and Chinese panel makers’ capacity expansion. Business rebounded strongly as years of investment in customer and product mix change came to fruition. We gained share in markets of all panel sizes. Large panel driver ICs resumed growth and showed continuous momentum thanks to strong shipments to both existing and new customers with 4K TV demand particularly robust. On the small and medium sized front, sales hit historical high in the last quarter of 2014, signaling our dominant market share in this competitive segment. Although small and medium-sized panel display drivers suffered temporary setback in 2015 due to Korean customer’s strategic change of increasing the portion of AMOLED panels in their smartphone portfolio, weak China smartphone sales and softness of global tablet market, we remain the leading supplier of small and medium-sized driver IC for panel makers and module houses across Taiwan, Korea, China and Japan. As our smartphone end customers have recaptured the market with refreshed marketing strategies, new model launches and better grasp of internet sales channels and with our latest addition of a major brand customer, we believe that we are well-positioned to grow again. We also believe the adoption of 4G network should rise in China which will stimulate demand in 2016. Furthermore, AMOLED driver ICs and TDDI will be the critical future growth engines of small panel driver IC business. Our end customers include influential names in China, Korea, and the U.S. However, continued growth momentum in the smartphone market has attracted more competitors and unavoidable pricing pressure.

We also see the demand from our customers for high-resolution displays of all sizes of TFT-LCD panels to provide better user experiences. We believe FHD is quickly becoming the new mainstream display resolution for smartphones, replacing HD720. As the leading player with a track record with top global brands in display driver ICs, we are well-positioned to benefit from this trend in resolution migration. We have worked closely with panel partners and also tier-one brand customers to develop next-generation high-resolution mobile devices.

We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. The non-driver category is our most exciting long-term growth engine and a differentiator for the Company. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. We expect that our non-driver businesses will continue to account for an increasing percentage of our sales.

The CES Show January 2016 showcased the fast-growing, multi-billion dollar AR/VR sector under development. Participants included leading multinationals in the gaming, search, mobile, social media, military and consumer industries. Having invested in the technologies for over 15 years, Himax is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR.

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

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance-Sheet Arrangements

As of December 31, 2015, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2015, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term debt	180,000	180,000	—	—	—
Operating lease obligations	4,620	1,901	1,767	405	547
Purchase obligations(1)	156,166	156,166	—	—	—
Other obligations(2)	3,433	2,201	1,232	—	—
Total	344,219	340,268	2,999	405	547

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

	(2)	Includes obligations under license agreements and donations for laboratory commitments.

As of December 31, 2015, the short-term debt consisted of bank loans with interest rates per annum that ranged from 0.32% to 0.45%, and cash, cash equivalents and marketable securities totaling $180,000 thousand are pledged as collateral.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2013, 2014 and 2015, rental expenses for operating leases amounted to $2.7 million, $2.1 million and $2.1 million, respectively. The lease arrangements will expire gradually from 2016 to 2024. As of December 31, 2015, we agreed to make future minimum lease payments of $1.9 million, $1.3 million, $0.4 million, $0.2 million and $0.2 million in 2016, 2017, 2018, 2019 and 2020, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2015, the remaining commitments under such contracts were $4.1 million. These outstanding contracts had a total contract value of $5.4 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2015, our contractual obligations pursuant to such arrangements amounted to approximately $95.2 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2015 were $2.5 million compared to $2.3 million and $2.1 million in 2014 and 2013, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2015 were $2.5 million compared to $2.4 million and $2.1 million in 2014 and 2013, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of the consumer price index in Taiwan was 0.8%, 1.2% and -0.3% in 2013, 2014 and 2015, respectively.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-11 related to simplifying the measurement of inventory. The ASU requires an entity to measure inventory as the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update are effective for fiscal years beginning after December 15, 2016 and should be applied prospectively with earlier application permitted. The Company adopted this ASU on January 1, 2016 and expected there is no material impact on our consolidated financial statements after the adoption.

In November 2015, the FASB issued ASU 2015-17 related to balance sheet classification of deferred taxes. The ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update are effective for fiscal years beginning after December 15, 2016 and earlier application is permitted. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company expects to adopt this ASU on January 1, 2017 and prior periods will not be retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company is currently evaluating the method of adoption and the impact of adopting ASU 2016-02 on its results of operations, cash flows and financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2016. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	58	Chairman of the Board
Jordan Wu	55	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	67	Director
Yuan-Chuan Horng	64	Director
Hsiung-Ku Chen	64	Director
Chih-Chung Tsai	60	Chief Technology Officer, Senior Vice President
Jackie Chang	56	Chief Financial Officer
Norman Hung	58	Vice President, Sales and Marketing

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

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng is currently the vice president of the Finance Division of China Steel Corporation since June 2014. Mr. Horng held various positions including general manager, assistant vice president and vice president in the Finance Division of China Steel Corporation Group over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Hsiung-Ku Chen is our director. He has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen specializes in areas including Thin Film Transistor Technology, Liquid Crystal Display Technology, IC Process Technology and Patent Laws and Regulations, etc. He has dedicated himself to the researching and performing practice of the TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director and special assistant of the director’s office in the Electronics Research & Service Organization of the Industrial Technology Research Institute for over 20 years and was the leader of many research projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve as a supervisor of Himax Technologies Limited from April 2003 to December 2003 and as a director from December 2003 to October 2005. Dr. Chen was also the Special Assistant of the CEO Office at Etron Technology, Inc. from 2005 to 2007. Dr. Chen had served as consultants in various organizations, including Color Imaging Industry Promotion Office and the Intellectual Property Innovation Corporation. Currently, Dr. Chen serves as consultant of Color Display Industry Promotion Office.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate cash compensation that we paid to our executive officers was approximately $1.0 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.6 million. In 2015, our executive officers voluntarily reduced the number of RSUs to be granted proposed by the compensation committee to $1 and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2015, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2015 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Total Cash Award Granted (in thousands)	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs	Unvested Portion of cash award (in thousands)
Dr. Biing-Seng Wu	—	—	—	—	—
Jordan Wu	—	—	—	—	—
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Hsiung-Ku Chen	—	—	—	—	—
Chih-Chung Tsai	—	—	—	—	—
Jackie Chang	5,682	—	3,030	8,334	—
Norman Hung	1,578	38	3,156	—	38

6.C. Board Practices

General

Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. We intend to comply with Rule 5605(b)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. We intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su, and Hsiung-Ku Chen. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Hsiung-Ku Chen, and Dr. Yan-Kuin Su. We intend to follow Rule 5605(e)(1)(B) of the Nasdaq Rules which requires that nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2013, 2014 and 2015, we had 1,638, 1,772 and 1,885 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2015:

Function	Number
Research and development(1)	1,073
Engineering and manufacturing(2)	376
Sales and marketing(3)	310
General and administrative	126
Total	1,885

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

	(2)	Includes manufacturing personnel of Himax Taiwan and Himax Display, our subsidiaries focused on design and manufacturing of WLO and LCOS products.

	(3)	Includes field application engineers.

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

We made grants of 597,596 RSUs to our employees on September 25, 2015. The vesting schedule for such RSU grants is as follows: 94.15% of the RSU grants vested immediately and were settled by cash in the amount of $4.5 million on the grant date, with the remainder vesting equally on each of September 30, 2016, 2017 and 2018, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2016, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,278,284	20.7%
Jordan Wu	28,339,512	8.2%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	—	—
Chih-Chung Tsai	7,308,172	2.1%
Jackie Chang	—	—
Norman Hung	528,930	0.2%

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

As of March 31, 2016, 343,815,424 of our shares were outstanding. We believe that, of such shares, 215,148,802 shares in the form of ADSs were held by approximately 31,595 holders in the United States as of March 31, 2016.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2016, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,278,284	20.7%
Jordan Wu(2)	28,339,512	8.2%
All directors and executive officers as a group	108,371,002	31.5%

Note:	(1)	Dr. Biing-Seng Wu directly owns 228,756 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd, respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,278,284 ordinary shares, representing approximately 20.7% of the outstanding ordinary shares.

	(2)	Jordan Wu directly owns 158,398 ordinary shares. Jordan Wu beneficially owns 9,243,994 ordinary shares and 1,780,730 ordinary shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu. In addition, Jordan Wu together with his wife may be attributed beneficial ownership of 17,156,390 Shares held in trust for the benefit of their children. Jordan Wu therefore may be deemed to have shared power to vote or dispose of 28,181,114 Shares. Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,339,512 ordinary shares, representing approximately 8.2% of the outstanding ordinary shares.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

On June 19, 2013, Innolux disposed of its entire holding shares of ours, so that Innolux ceased to be our shareholder and Innolux and its affiliates was not a related party since that day. We have no related party transactions in 2014 and 2015, respectively.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with amended ROC Company Act and regulations and Himax Taiwan’s amended articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2011	2.69	0.97	293.1
2012	2.46	0.99	337.3
2013	15.23	2.40	6,410.8
2014	16.15	5.70	5,923.9
First quarter	16.15	11.22	7,847.8
Second quarter	12.19	5.89	6,222.4
Third quarter	10.45	5.70	5,360.3
Fourth quarter	10.20	6.39	4,359.9
2015	9.49	5.65	2,591.1
First quarter	9.49	6.27	3,382.6
Second quarter	8.99	5.85	2,738.6
Third quarter	8.755	5.65	2,040.1
Fourth quarter	8.99	5.77	2,242.6
October	8.04	5.77	2,019.3
November	7.85	5.92	2,238.0
December	8.99	7.31	2,470.0
2016
First quarter	12.00	6.26	2,818.0
January	8.68	6.26	2,458.8
February	10.06	7.305	2,198.1
March	12.00	9.53	3,691.9
April(through April 8)	11.41	10.36	2,398.8

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

10.C. Material Contracts

We are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into the ordinary course of business.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2015.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2015, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2015, approximately 56% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2015, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In June 2015, we received a payment of $0.5 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2015.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 13, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 13, 2016

Changes in Internal Control over Financial Reporting

In 2015, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
No. 26, Zih Lian Road, Tree Valley Park
Sinshih District, Tainan City 74148
Taiwan, Republic of China

16.C. Principal Accountant Fees and Services

KPMG, our independent registered public accounting firm, began serving as our independent auditor upon the formation of our company in 2001.

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services.

We paid the following fees for professional services to KPMG for the years ended December 31, 2014 and 2015.

	Year ended December 31,
Services	2014	2015
Audit Fees(1)	$757,000	$740,000
Tax Fees(2)	-	6,000
All Other Fees(3)	13,000	17,000
Total	$770,000	$763,000

Note: (1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax fees. This category consists of fees for tax consulting.

(3)	All Other Fees. This category consists of fees for the preparation of transfer pricing reports and audit of conflict mineral report.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2016, we had repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market.

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

16.H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm.

(b) Consolidated Balance Sheets as of December 31, 2014 and 2015.

(c) Consolidated Statements of Income for the years ended December 31, 2013, 2014 and 2015.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015.

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

Date: April 13, 2016

HIMAX TECHNOLOGIES, INC.

105

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (the “Company”) and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 13, 2016

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2015

(in thousands of US dollars)

	December 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$185,466	129,829
Investments in marketable securities available-for-sale	2,377	18,511
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $1,595 and $1,548 at December 31, 2014 and 2015, respectively	219,368	177,198
Inventories	166,105	171,374
Deferred income taxes	7,740	3,306
Restricted cash, cash equivalents and marketable securities	130,179	180,442
Prepaid expenses and other current assets	18,341	17,175
Total current assets	729,576	697,835

Investment in non-marketable equity securities	11,211	11,211
Equity method investments	102	3,648
Property, plant and equipment, net	57,271	54,461
Deferred income taxes	477	871
Goodwill	28,138	28,138
Other intangible assets, net	4,281	4,161
Restricted marketable securities	158	121
Other assets	1,780	1,891
	103,418	104,502
Total assets	$832,994	802,337

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2014 and 2015

(in thousands of US dollars, except share and per share data)

	December 31,
	2014	2015
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$130,000	180,000
Accounts payable	179,328	124,423
Income taxes payable	19,050	12,139
Deferred income taxes	35	138
Other accrued expenses and other current liabilities	26,992	36,030
Total current liabilities	355,405	352,730
Income taxes payable	720	1,148
Accrued pension liabilities	224	1,063
Deferred income taxes	162	123
Other liabilities	4,530	2,276
Total liabilities	361,041	357,340

Redeemable noncontrolling interest	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 342,425,144 shares and 343,815,424 shares outstanding at December 31, 2014 and 2015, respectively	107,010	107,010
Additional paid-in capital	107,808	105,355
Treasury shares, at cost (14,274,338 shares and 12,884,058 shares at December 31, 2014 and 2015, respectively)	(10,144)	(9,157)
Accumulated other comprehensive loss	(316)	(1,879)
Unappropriated retained earnings	268,266	237,375
Total Himax Technologies, Inc. stockholders’ equity	472,624	438,704
Noncontrolling interests	(4,327)	2,637
Total equity	468,297	441,341
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and equity	$832,994	802,337

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2013	2014	2015

Revenues:
Revenues from third parties, net	$684,184	840,542	691,789
Revenues from related parties, net	86,555	-	-
Total revenues	770,739	840,542	691,789

Costs and expenses:
Cost of revenues	578,886	634,660	528,651
Research and development	80,368	91,839	94,422
General and administrative	18,147	20,192	18,470
Bad debt expense	173	554	310
Sales and marketing	18,822	20,572	19,264
Total costs and expenses	696,396	767,817	661,117

Operating income	74,343	72,725	30,672

Non operating income (loss):
Interest income	527	728	710
Gains (losses) on sale of securities, net	(8)	10,471	1,993
Equity in losses of equity method investees	(122)	(80)	(77)
Valuation gain on financial instruments	160	1,255	-
Impairment loss on investments	-	(309)	-
Foreign currency exchange gains (losses), net	643	1,077	(43)
Interest expense	(401)	(518)	(514)
Other income, net	258	145	126
	1,057	12,769	2,195
Earnings before income taxes	75,400	85,494	32,867
Income tax expense	19,476	21,591	11,405
Net income	55,924	63,903	21,462
Net loss attributable to noncontrolling interests	5,552	2,695	3,733
Net income attributable to Himax Technologies, Inc. stockholders	$61,476	66,598	25,195

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.18	0.19	0.07
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.18	0.19	0.07
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.36	0.39	0.15
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.36	0.39	0.15

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars)

	Year Ended December 31,
	2013	2014	2015

Net income	$55,924	63,903	21,462
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:	(4)	(2)	(294)
Unrealized holding losses on available-for-sale marketable securities arising during the period	(12)	(33)	(71)
Reclassification adjustment for realized losses (gains) included in net income	8	31	(223)
Foreign currency translation adjustments, net of tax of nil	161	(169)	(573)
Net unrecognized actuarial gain (loss), net of tax of $(99), $43 and $(168) in 2013, 2014 and 2015, respectively	(401)	281	(778)
Comprehensive income	55,680	64,013	19,817
Comprehensive loss attributable to noncontrolling interests	5,521	2,681	3,815
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$61,201	66,694	23,632

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Balance at January 1, 2013	356,700	$107,010	104,911	(17,550)	(12,469)	(137)	228,628	427,943	215	428,158
Restricted stock vested	-	-	(1,349)	1,900	1,349	-	-	-	-	-
Share-based compensation expenses	-	-	1,838	-	-	-	-	1,838	2	1,840
Excess tax benefits from restricted stock vested	-	-	1,271	-	-	-	-	1,271	-	1,271
New shares issued by subsidiary	-	-	2,426	-	-	-	-	2,426	3,819	6,245
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(2,461)	-	-	-	-	(2,461)	220	(2,241)
Declaration of cash dividends, $0.125 per share	-	-	-	-	-	-	(42,394)	(42,394)	-	(42,394)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	61,476	61,476	(5,552)	55,924
Other comprehensive income (loss)	-	-	-	-	-	(275)	-	(275)	31	(244)
Balance at December 31, 2013	356,700	$107,010	106,636	(15,650)	(11,120)	(412)	247,710	449,824	(1,265)	448,559

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2013, 2014 and 2015

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(987)	1,390	987	-	-	-	-	-
Share-based compensation expenses	-	-	1,804	-	-	-	-	1,804	14	1,818
Excess tax benefits from restricted stock vested	-	-	771	-	-	-	-	771	-	771
New shares issued by subsidiary	-	-	(3,782)	-	-	-	(3,993)	(7,775)	9,241	1,466
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(275)	-	-	-	(729)	(1,004)	523	(481)
Acquisition of Liqxtal Technology Inc.	-	-	-	-	-	-	-	-	1,001	1,001
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	16	-	-	-	-	16	-	16
Declaration of cash dividends, $0.15 per share	-	-	-	-	-	-	(51,364)	(51,364)	-	(51,364)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	25,195	25,195	(3,733)	21,462
Other comprehensive loss	-	-	-	-	-	(1,563)	-	(1,563)	(82)	(1,645)
Balance at December 31, 2015	356,700	$107,010	105,355	(12,885)	(9,157)	(1,879)	237,375	438,704	2,637	441,341

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars)

	Year Ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income	$55,924	63,903	21,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,309	14,592	14,164
Bad debt expense	173	554	310
Share-based compensation expenses	1,840	1,929	1,818
Loss (gain) on disposals of property and equipment	88	(2)	(2)
Gain on disposals of equity method investment	(54)	-	(88)
Gain on disposals of investment securities, net	-	(10,502)	(1,682)
Loss (gain) on disposals of marketable securities, net	8	31	(223)
Impairment loss on investment	-	309	-
Equity in losses of equity method investees	122	80	77
Valuation gain on financial instruments	(160)	(1,255)	-
Issuance of new shares by subsidiary for royalties	49	-	-
Deferred income tax expense	7,409	3,816	4,148
Inventories write downs	10,759	8,198	9,785
Changes in:
Accounts receivable	(65,106)	(19,211)	41,656
Accounts receivable from related parties	73,267	-	-
Inventories	(71,488)	3,096	(15,054)
Prepaid expenses and other current assets	(1,857)	1,053	2,067
Accounts payable	15,744	28,038	(54,905)
Income taxes payable	7,055	2,357	(6,475)
Other accrued expenses and other current liabilities	2,812	(3,262)	5,987
Other liabilities	229	(5)	(516)
Net cash provided by operating activities	51,123	93,719	22,529
Cash flows from investing activities:
Purchases of property, plant and equipment	(18,412)	(10,931)	(9,982)
Proceeds from disposals of property and equipment	-	1	8
Purchases of available-for-sale marketable securities	(22,410)	(23,766)	(63,051)
Proceeds from disposals of available-for-sale marketable securities	21,792	22,021	46,720
Purchases of investment securities	(9,189)	-	-
Proceeds from disposals of investment securities	-	19,691	1,682
Proceeds from capital reduction of investment	-	1,168	-
Purchase of equity method investment	-	-	(3,708)
Proceeds from disposals of equity method investment	-	-	179
Repayments of refundable deposits, net	(541)	(237)	(304)
Releases (pledges) of restricted cash, cash equivalents and marketable securities	(1,761)	2,697	(227)
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	-	-	341
Cash increase (decrease) resulting from change in consolidated entity	(4)	-	-
Net cash provided by (used in) investing activities	(30,525)	10,644	(28,342)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2013, 2014 and 2015

(in thousands of US dollars)

	Year Ended December 31,
	2013	2014	2015
Cash flows from financing activities:
Payments of cash dividends	$(42,394)	(46,042)	(51,364)
Excess tax benefits from share-based compensation	1,271	1,232	771
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	-	83	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	64	38	22
Purchases of subsidiary shares from noncontrolling interests	(896)	(1,515)	(503)
Pledges of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(32,500)	(24,500)	(50,000)
Proceeds from issuances of new shares by subsidiaries	9,852	-	1,466
Proceeds from short-term debt	352,320	417,500	412,303
Repayments of short-term debt	(319,820)	(393,000)	(362,303)
Net cash used in financing activities	(32,103)	(46,204)	(49,608)
Effect of foreign currency exchange rate changes on cash and cash equivalents	88	(13)	(216)
Net increase (decrease) in cash and cash equivalents	(11,417)	58,146	(55,637)
Cash and cash equivalents at beginning of year	138,737	127,320	185,466
Cash and cash equivalents at end of year	$127,320	185,466	129,829
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$401	592	516
Income taxes	$3,272	13,311	12,505
Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchase of property, plant and equipment	$19,607	10,385	10,567
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(1,195)	546	(585)
Cash paid	$18,412	10,931	9,982

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2014	2015

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Semiconductor (Hong Kong) Limited (1)	Investments	Hong Kong	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	76.65%	81.80%
Integrated Microdisplays Limited	LCOS design	Hong Kong	76.65%	81.80%
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	California, USA	76.65%	81.80%
Himax Analogic, Inc.	IC design and sales	ROC	83.18%	98.61%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Imaging, Ltd.	IC design and sales	ROC	87.95%	93.65%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2014	2015

Himax Imaging Corp.	IC design	California, USA	87.95%	93.65%
Argo Limited (2)	Investments	Cayman Islands	-	-
Tellus Limited (2)	Investments	Cayman Islands	-	-
Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	98.85%	99.21%
Himax Media Solutions (Hong Kong) Limited (2)	Investments	Hong Kong	-	-
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Iris Optronics Co., Ltd. (3)	E-paper manufacturing and sales	ROC	-	-
Liqxtal Technology Inc. (4)	LC Lens design and sales	ROC	-	64.00%

(1)	Himax Semiconductor (Hong Kong) Limited was newly incorporated on January 6, 2014, which is wholly owned by Himax Technologies, Inc.

(2)	Argo Limited, Tellus Limited and Himax Media Solutions (Hong Kong) Limited were deregistered and dissolved on July 29, 2014, July 29, 2014 and October 25, 2013, respectively.

(3)	Iris Optronics Co., Ltd. (“Iris”) was incorporated on May 18, 2012. The Company initially had a controlling financial interest in Iris because it had a majority voting interest at Iris board of directors. As a result, Iris was included in the Company’s consolidated financial statements since that date. On October 7, 2013, the Company no longer had a majority voting interest at Iris board of directors level, but still has the ability to exercise significant influence over the operating and financial policies of Iris. Therefore, the Company ceased consolidating Iris in its consolidated financial statements and now accounts for its investment in Iris using the equity method. The Company re-measured its investment in Iris at fair value due to the change in control and recognized a re-measurement gain.

(4)	Liqxtal Technology Inc. (“Liqxtal”) was incorporated on September 21, 2011. On November 16, 2015, the Company invested $1,780 thousand in Liqxtal and acquired a 64.00% shareholding. Therefore, Liqxtal is included in the Company’s consolidated financial statements. See Note 3, “Acquisition”, for additional information.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

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

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”).

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

December 31, 2013, 2014 and 2015

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2014 and 2015, the Company had $39,619 thousand and $5,918 thousand of cash equivalents, respectively, in Chinese Renminbi, New Taiwan dollar (NT$) and US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2014 and 2015, cash and time deposits in the amount of $130,000 thousand and $180,000 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2014 and 2015 consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value.

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

As of December 31, 2014 and 2015, the Company had $337 thousand and $563 thousand, respectively, of restricted marketable securities, consisting of negotiable certificate of deposits and NT dollar and US dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

Investments in non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Equity investments in entities where the Company has the ability to exercise significant influence over the operating and financial policy decisions of the investee, but does not have a controlling financial interest in the investee, are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in earnings from the date the significant influence commences until the date that significant influence ceases. The difference between the cost of an investment and the amount of underlying equity in net assets of an investee at investment date is allocated to related assets which are amortized over their useful lives. Any unallocated difference is treated as investor-level goodwill and is not amortized.

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

December 31, 2013, 2014 and 2015

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

December 31, 2013, 2014 and 2015

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

As further described in Note 2(s) below, the Company determined that the Company has two operating segments, which are also reportable segments. The Company has determined that three of the components in Segment Driver IC are economically similar and are aggregately deemed as a single reporting unit. As a result, the Company has four reporting units which are Driver IC, Projection displays, CMOS image sensors, and Others.

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

For Driver IC reporting unit and Projection displays reporting unit in 2013, 2014 and 2015, management qualitatively assessed whether it is more likely than not that the respective fair values of these reporting units are less than their carrying amounts, including goodwill. Based on that assessment, management determined that this condition, for these reporting units, does not exist. As such, performing the first step of the two-step test impairment test for these reporting units was unnecessary.

As of December 31, 2013, 2014 and 2015, goodwill in Segment Driver IC and Segment Non-driver products was $26,846 thousand and $1,292 thousand, respectively.

(i)	Other Intangible Assets

Acquired intangible assets include patents, developed technology, customer relationship assets and in-process research and development (IPR&D) acquired in a business combination at December 31, 2014 and 2015. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 5 to 15 years, technology 5 to 7 years and customer relationship 7 years.

However, IPR&D assets, which are acquired in a business combination, are initially accounted for as indefinite-lived intangible assets until the project is completed at which time they become amortizable assets. Subsequent R&D costs associated with the acquired IPR&D projects are charged to expense as incurred. The project is completed in July 2015 and therefore the Company began to amortize the IPR&D assets on a straight-line basis over the estimated useful lives of 7 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

December 31, 2013, 2014 and 2015

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015, were $15 thousand, $9 thousand and $7 thousand, respectively.

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

December 31, 2013, 2014 and 2015

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2013	2014	2015

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$61,476	66,598	25,195
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	340,423	342,190	343,570
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.18	0.19	0.07

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2013	2014	2015

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$61,476	66,598	25,195
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	340,423	342,190	343,570
Unvested RSUs (in thousands)	3,195	1,807	562
	343,618	343,997	344,132
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.18	0.19	0.07

(r)	Share-Based Compensation

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

December 31, 2013, 2014 and 2015

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Net income attributable to Himax Technologies, Inc. stockholders	$61,476	66,598	25,195
Transfers (to) from the noncontrolling interests:
Increase (decrease) in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	(1,455)	131	32
Decrease in Himax Technologies, Inc.’s paid-in capital and retained earnings for purchase of shares of subsidiaries	(1,006)	(1,144)	(1,036)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$59,015	65,585	24,191

(u)	Fair Value Measurements

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

December 31, 2013, 2014 and 2015

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

(v)	Recently Issued Accounting Standard Update

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) regarding the accounting for and disclosures of revenue recognition, with an effective date for annual and interim periods beginning after December 15, 2016. This update provides a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” which deferred the effective date, of the previously issued revenue recognition guidance, by one year. The guidance will be effective for annual and interim periods beginning after December 15, 2017. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company is currently evaluating the effect that this guidance may have on its consolidated financial statements. The Company has not yet determined the effect of adoption at this time nor has it selected a transition method. The Company expects the assessment to be completed at the end of 2017.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 3.	Acquisition

On November 16, 2015, the Company infused cash of $1,780 thousand into Liqxtal in exchange for 64 percent of the outstanding common shares of Liqxtal. Acquisition costs, which are charged to expense as incurred, were insignificant. The results of Liqxtal’s operations have been included in the Company’s consolidated financial statements since that date. The amounts of Liqxtal’s revenues and losses included in the consolidated statements of income from the acquisition date to the period ended December 31, 2015 were nil and $30 thousand, respectively. Liqxtal mainly develops the technology on Liquid Crystal Lens (“LC Lens”). As a result of the acquisition, the Company is expected to further strengthen the Company’s competitiveness in the head-mounted displays with the addition of technology resources.

The following table summarizes the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

At November 16, 2015
(in thousands)

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$2,121
Current assets, other than cash	57
Intangible assets	732
Current liabilities	(5)
Deferred income tax liabilities	(124)
Total identifiable net assets acquired	2,781
Noncontrolling interests	(1,001)
Total consideration paid	$1,780

The fair value of acquired intangible assets and noncontrolling interests were determined based on management’s estimates. The intangible assets were core and developed technology and will be amortized based on a weighted-average useful life of 7 years.

The following unaudited pro forma results of operations for the years end December 31, 2014 and 2015 are presented as if the acquisition had been consummated on January 1, 2014, (dollars in thousands except per share amounts):

	For the years ended December 31, (unaudited)
	2014	2015

Net revenues	$840,542	691,789
Net income attributable to Himax Technologies, Inc. stockholders	$66,517	25,128
Basic and diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.19	0.07

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of the Company or Liqxtal. Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of Liqxtal been combined during the periods presented, nor is it necessarily indicative of future consolidated results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 4.	Investments in Marketable Securities Available-for-Sale

Following is a summary of marketable securities as of December 31, 2014 and 2015:

	December 31, 2014
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$150	8	-	158
Money market fund	2,212	7	-	2,219
Total	$2,362	15	-	2,377

	December 31, 2015
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$5,546	2	(120)	5,428
Money market fund	13,244	18	(179)	13,083
Total	$18,790	20	(299)	18,511

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2014 and 2015 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2013, 2014 and 2015 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
		(in thousands)

Year 2013	$21,792	17	(25)
Year 2014	$22,021	15	(46)
Year 2015	$46,720	261	(38)

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2013, 2014 and 2015 is as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2013	$15,186	173	-	15,359
Year 2014	$15,359	554	(15,186)	727
Year 2015	$727	310	(262)	775

Allowance for sales returns and discounts

Period	Balance at beginning of year	Additions	Amounts utilized	Balance at end of year
	(in thousands)

Year 2013	$1,078	7,272	(7,421)	929
Year 2014	$929	5,168	(5,229)	868
Year 2015	$868	8,887	(8,982)	773

Note 6.	Equity Method Investments

As of December 31, 2014 and 2015, equity method investments consisted of the following:

	December 31,
	2014		2015
	Amount	Holding %	Amount	Holding %
	(in thousands)

Viewsil Microelectronics (Kunshan) Limited	$-	-	3,629	49.00
Create Electronic Optical Co., Ltd.	92	21.11	-	-
Iris (See Note 1)	10	6.41	19	1.98
	$102		3,648

Viewsil Microelectronics (Kunshan) Limited (“Viewsil”) mainly engaged in IC design and sales and was purchased in March 2015. At investment date, the difference between the carrying amount of the Company’s investment in Viewsil and the underlying equity in the net assets of Viewsil was $1,897 thousand which represents investor level goodwill. For the year ended December 31, 2015, the Company’s equity in losses of Viewsil was $71 thousand.

The Company sold the investments in Create Electronic Optical Co., Ltd. in January 2015 for proceeds of $179 thousand and recognized gain on sale of securities of $88 thousand, which is included in “Gains (losses) on sale of securities, net”.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

As described in Note 1, Iris was deconsolidated at October 7, 2013, and a re-measurement gain of $54 thousand was recognized in “Other income, net”.

As of December 31, 2015, it was not practicable for management to estimate the fair values of the Company’s investments in Viewsil and Iris due to the lack of quoted market price and the inability to estimate the fair values without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

Note 7.	Inventories

As of December 31, 2014 and 2015, inventories consisted of the following:

	December 31,
	2014	2015
	(in thousands)

Finished goods	$54,302	58,337
Work in process	71,086	60,632
Raw materials	40,689	52,337
Supplies	28	68
	$166,105	171,374

Inventory write-downs were $10,759 thousand, $8,198 thousand and $9,785 thousand for the years ended December 31, 2013, 2014 and 2015, respectively, and are included in cost of revenues.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

	December 31, 2015
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
	(in thousands)
Amortized intangible assets:
Technology	$13,228	7 years	9,126
Customer relationship	8,100	7 years	8,100
Patents	842	6 years	783
Total	$22,170		18,009

Amortization expense for the years ended December 31, 2013, 2014 and 2015 was $2,909 thousand, $953 thousand and $852 thousand, respectively. Estimated amortization expense for the next five years is $991 thousand in 2016, 2017 and 2018, $602 thousand in 2019, and $214 thousand in 2020.

Note 9.	Property, Plant and Equipment

	December 31,
	2014	2015
	(in thousands)

Land	$14,328	14,328
Building and improvements	18,582	22,460
Machinery	41,154	42,770
Research and development equipment	25,155	25,949
Software	12,537	13,260
Office furniture and equipment	9,968	10,655
Others	23,516	24,793
	145,240	154,215
Accumulated depreciation and amortization	(89,090)	(101,373)
Prepayment for purchases of land and equipment	1,121	1,619
	$57,271	54,461

Depreciation and amortization of these assets for the years ended December 31, 2013, 2014 and 2015 were $11,400 thousand, $13,639 thousand and $13,312 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 10.	Investments in Non-marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$625	625
Chi Lin Technology Co. Ltd.	432	432
Jetronics International Corp.	432	432
C Company	8,962	8,962
eTurboTouch Technology Inc.	477	477
Oculon Optoelectronics Inc.	-	-
Shinyoptics Corp.	283	283
	$11,211	11,211

Jetronics International Corp. reduced its capital and returned $1,168 thousand to the Company in October 2014.

The Company sold the investments in S Company in March 2014 for proceeds of $4,948 thousand and recognized loss on sale of securities of $241 thousand for the year ended December 31, 2014, which is included in “Gains (losses) on sale of securities, net”. The Company sold the investments in L Company in May 2014 for total proceeds of $16,425 thousand, of which $14,743 thousand received in May 2014 and $1,682 thousand received in May 2015, and recognized gain on sale of securities of $10,743 thousand and $1,682 thousand for the years ended December 31, 2014 and 2015, respectively, which is included in “Gains (losses) on sale of securities, net”.

In 2014, management considered the Company’s investment in equity of Oculon Optoelectronics Inc. was impaired as it did not believe that the investment carrying value would be recovered due to the investee’ significant deterioration in the earnings performance. Management believes that Company’s proportionate equity interest in the net book value of the investee is the best estimate of the recoverable amount. As a result, the Company recognized impairment loss of $309 thousand for the year ended December 31, 2014, which is included in “impairment loss on investment”. Oculon Optoelectronics Inc. was liquidated in January 2016.

As of December 31, 2014 and 2015, except for the above impaired investments, the fair values of the Company’s investments in non-marketable equity securities were not estimated because management did not identify events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments, and it was not practicable for management to estimate the fair values of these investments due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2014	2015
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$8,911	9,217
Payable for purchases of equipment	2,359	2,950
Accrued software maintenance	1,930	1,750
Accrued payroll and related expenses	6,455	7,780
Accrued professional service fee	970	1,066
Sales received in advance	368	3,655
Accrued warranty costs	103	227
Accrued insurance, welfare expenses, etc.	5,896	9,385
	$26,992	36,030

The movement in accrued warranty costs for the years ended December 31, 2013, 2014 and 2015 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Year 2013	$197	364	(440)	121
Year 2014	$121	355	(373)	103
Year 2015	$103	1,121	(997)	227

Note 12.	Short-Term Debt

In 2014 and 2015, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.32% to 0.45%, and cash, cash equivalents and marketable securities totaling $130,000 thousand and $180,000 thousand are pledged as collateral, respectively.

As of December 31, 2015, unused credit lines amounted to $217,153 thousand and will expire between February 2016 and November 2016. Among which, $23,000 thousand will expire in February 2016.

Note 13.	Government Grants

The Company entered into several contracts with Institute for Information Industry (III) during 2013, 2014 and 2015 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

Government grants recognized by the Company as a reduction of research and development expense in the consolidated statements of income in 2013, 2014 and 2015 were $2,011 thousand, $1,879 thousand and $1,508 thousand, respectively.

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2013, 2014 and 2015, based on the contribution called for was $2,091 thousand, $2,304 thousand and $2,455 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $115 thousand to its pension fund maintained with the Bank of Taiwan and $2,828 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2016.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $778 thousand, $1,012 thousand, and $1,445 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The Company uses a measurement date of December 31 for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2014	2015
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,883	2,619
Service cost	-	-
Interest cost	64	61
Actuarial loss (gain)	(157)	1,097
Effect of foreign currency rate changes	(171)	(242)
Benefit obligation at end of year	2,619	3,535
Change in plan assets:
Fair value at beginning of year	2,679	2,705
Actual return on plan assets	59	70
Employer contribution	122	119
Effect of foreign currency rate changes	(155)	(91)
Fair value at end of year	2,705	2,803
Funded status	$86	(732)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$310	331
Accrued pension liabilities	(224)	(1,063)
Net amount recognized	$86	(732)

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $1,409 thousand, $1,128 thousand and $1,906 thousand at December 31, 2013, 2014 and 2015, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $1,033 thousand and $1,211 thousand at December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2013, 2014 and 2015, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Service cost	$-	-	-
Interest cost	39	64	61
Expected return on plan assets	(44)	(52)	(54)
Net amortization	58	74	59
Net periodic pension cost	$53	86	66

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2016 is $97 thousand.

At December 31, 2014 and 2015, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2014	2015

Discount rate	2.25%	2.00%
Rate of increase in compensation levels	4.00%	5.00%

For the years ended December 31, 2013, 2014 and 2015, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2013	2014	2015
	Whole

Discount rate	2.25%	2.25%	2.00%
Rate of increase in compensation levels	5.00%	4.00%	5.00%
Expected long-term rate of return on pension assets	2.00%	2.25%	2.00%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $30 thousand in 2017, $94 thousand in 2018, $35 thousand in 2020 and $544 thousand from 2021 to 2025, and no benefits payment to be paid in 2016 and 2019.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 15.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Cost of revenues	$235	121	110
Research and development	6,705	7,610	4,289
General and administrative	1,308	1,688	865
Sales and marketing	1,425	1,847	1,010
Total compensation recognized in income	$9,673	11,266	6,274
Income tax benefit	$2,170	2,437	1,342

(a)	Long-term Incentive Plan

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

December 31, 2013, 2014 and 2015

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

On September 25, 2015, the Company’s compensation committee made grants of 597,596 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 94.15% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $4,456 thousand, a subsequent 1.95% will vest on each of September 30, 2016, 2017 and 2018 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $2.47 per ADS, $1.1 per ADS, $1.95 per ADS, $10.15 per ADS, $9.27 per ADS and $7.92 per ADS on September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014 and September 25, 2015, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2013	2,637,455	$1.99
Granted	867,771	10.15
Vested	(1,719,273)	5.70
Forfeited	(274,730)	1.92
Balance at December 31, 2013	1,511,223	2.47
Granted	1,219,791	9.27
Vested	(1,694,872)	6.44
Forfeited	(72,136)	2.06
Balance at December 31, 2014	964,006	4.11
Granted	597,596	7.92
Vested	(1,257,803)	5.19
Forfeited	(99,792)	2.94
Balance at December 31, 2015	204,007	9.17

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

As of December 31, 2015, the total compensation cost related to the unvested RSUs not yet recognized was $1,421 thousand. The weighted-average period over which it is expected to be recognized is 1.77 years.

As of December 31, 2015, all 204,007 unvested RSUs were outstanding under 2011 plan.

In 2013, 2014 and 2015, the Company settled RSUs release with shares buyback of 1,899,910 shares, 1,375,726 shares and 1,390,280 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Cost of revenues	$235	121	87
Research and development	6,686	7,610	4,249
General and administrative	1,307	1,688	855
Sales and marketing	1,425	1,847	1,006
Total compensation from RSUs	$9,653	11,266	6,197
Income tax benefit	$2,170	2,437	1,342

(b)	Non-vested Shares Issued to Employees

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging has the option to buy the vested shares back at employees’ original purchase price. In 2013 and 2014, the Company recognized compensation expenses of $9 thousand and $0.3 thousand, respectively, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses and general and administrative expenses in the consolidated statements of income with a corresponding increase to noncontrolling interests in the consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2013	355,747	$0.72
Vested	(181,448)	0.72
Forfeited	(143,160)	0.72
Balance at December 31, 2013	31,139	0.72
Vested	(31,139)	0.72
Forfeited	-	-
Balance at December 31, 2014	-	-

As of December 31, 2014, the total compensation cost related to this award was fully recognized.

(c)	Employee stock options

(i)	On December 20, 2007 and October 20, 2009, board of directors of Himax Media Solutions approved two plans, the 2007 plan and the 2009 plan, respectively, to grant stock options to certain employees. These two plans authorize grants to purchase up to 6,800,000 shares and 2,300,000 shares, respectively, of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price was NT$15 (US$0.464) and NT$10 (US$0.311), respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

On November 29, 2011, Himax Media Solutions’ general shareholders’ meeting approved a capital reduction plan to offset its loss by a ratio of 75% and effected on December 12, 2011. Concurrently with the capital reduction plan, the exercise price was changed to NT$60 (US$1.856) and NT$40 (US$1.244), respectively.

All options under these plans have four-year vesting period, 50%, 25% and 25% of each grant will be vested subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $11 thousand in 2013. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the year ended December 31, 2013.

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

December 31, 2013, 2014 and 2015

Numbers of shares and related data have been retroactively adjusted to reflect the effect of Himax Media Solutions’ capital reduction. A summary of stock options activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2013	1,179,125	$1.690	1.50
Granted	-	-
Exercised	-	-
Forfeited	(890,625)	1.834
Balance at December 31, 2013	288,500	1.244	1.83
Granted	-	-
Exercised	-	-
Forfeited	(11,250)	1.244
Balance at December 31, 2014	277,250	1.244	0.83
Granted	-	-
Exercised	-	-
Forfeited	(277,250)	1.244
Balance at December 31, 2015	-	-	-

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

December 31, 2013, 2014 and 2015

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

	2012 plan	2013 plan
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	43.29%	39.50%
Expected term (years)	3.125	2.125
Risk-free interest rate	0.87%	0.85%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2013	1,050,000	$1.004	3.5
Granted	425,000	1.000
Exercised	-	-
Forfeited	(75,000)	1.004
Balance at December 31, 2013	1,400,000	1.003	2.5
Granted	-	-
Exercised	-	-
Forfeited	(90,000)	1.002
Balance at December 31, 2014	1,310,000	1.003	1.5
Granted	-	-
Exercised	-	-
Forfeited	(85,000)	1.003
Balance at December 31, 2015	1,225,000	1.003	0.5
Exercisable at December 31, 2015	1,225,000	1.003

(iii)	On October 6, 2015, board of directors of Himax Display approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $77 thousand in 2015. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the year ended December 31, 2015.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Himax Display uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Himax Display’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

2015 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	33.52%
Expected term (years)	3.125
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2015	-	$-
Granted	2,025,000	1.986
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2015	2,025,000	1.986	3.75
Exercisable at December 31, 2015	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 16.	Equity

(a)	Share capital

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

The Company repurchased $13.4 million or 9,488,656 ADSs in the open market at an average price of US$1.41 per ADS as of December 31, 2015. Among which, 6,442,029 ADSs were held by the Company as of December 31, 2015.

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2014 and 2015 amounted to $58,959 thousand and $66,354 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 17.	Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined benefit pension plan	Accumulated other comprehensive income (loss)
	(in thousands)

Beginning balance, January 1, 2014	$951	23	(1,386)	(412)
Other comprehensive income (loss) before reclassifications	(170)	(33)	268	65
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	31	-	31
Ending balance, December 31, 2014	$781	21	(1,118)	(316)
Beginning balance, January 1, 2015	$781	21	(1,118)	(316)
Other comprehensive income (loss) before reclassifications	(573)	(63)	(731)	(1,367)
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	(196)	-	(196)
Ending balance, December 31, 2015	$208	(238)	(1,849)	(1,879)

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

The statutory tax rate applicable to the subsidiaries located in the ROC is 17%. An additional 10% corporate income tax is assessed on undistributed income for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in June 2009 as well as Himax Semiconductor’s newly incorporated investment in August 2004 and October 2009 related to the manufacturing of a newly designed TFT-LCD driver and were approved by the government authorities for income tax exemptions as a result of investing in a newly emerging, important and strategic industry. Himax Taiwan’s capital increase in November 2009 related to the electronic parts and components manufacturing was approved by the government authorities for income tax exemptions. The incremental income derived from selling the above new product is tax-exempt for a period of five years.

The Company is entitled to the following income tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
June 5, 2009	January 1, 2014-December 31, 2018
November 12, 2009	January 1, 2014-December 31, 2018
Himax Semiconductor:
August 26, 2004	January 1, 2009-December 31, 2013
October 9, 2009	January 1, 2014-December 31, 2018

The income tax exemption resulted in an income tax benefit of $2,392 thousand, $2,843 thousand and $1,759 thousand and the increase to basic and diluted earnings per ordinary share effect resulting from the income tax exemption is $0.01, $0.01 and $0.01 for the years ended December 31, 2013, 2014 and 2015, respectively.

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Taiwan operations	$77,130	69,532	28,349
Cayman operations	(57)	16,996	4,363
US operations	(2,251)	(2,248)	(719)
China operations	506	1,105	825
Korea operations	55	91	33
Japan operations	17	18	16
	$75,400	85,494	32,867

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The components of the income tax expense (benefit) attributable to income from continuing operations before taxes for the years ended December 31, 2013, 2014 and 2015 consist of the following:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$5,126	8,928	1,467
Taiwan operations – 10% of surtax	6,497	8,398	5,405
Cayman operations	-	-	-
US operations	156	83	24
China operations	270	347	338
Korea operations	11	12	17
Japan operations	7	7	6
Total current income tax expense	12,067	17,775	7,257
Deferred:
Taiwan operations – based on statutory tax rate of 17%	6,593	3,633	4,527
Taiwan operations – 10% of surtax	853	186	(287)
US operations	4	3	(18)
China operations	(36)	(2)	(68)
Korea operations	(5)	(4)	(6)
Total deferred income tax expense	7,409	3,816	4,148
Income tax expense	$19,476	21,591	11,405

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of zero for each year.

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Deferred income tax expense (benefit), exclusive of the effects of other components listed below	$(669)	732	(546)
Tax expenses of unrealized foreign exchange gain	46	2,142	512
Tax expenses (benefits) of allowance for doubtful accounts	15	(57)	2,304
Tax expenses of used investment tax credits	5,985	1,431	3,337
Tax expenses (benefits) of advanced share-based compensation deductions	2,032	(432)	(1,459)
	$7,409	3,816	4,148

The applicable combined tax rate was 23.85%, consisting of an aggregate calculation of the 17% regular income tax and the 10% undistributed earning surtax.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% of earnings before income taxes and the actual income tax expense as reported in the consolidated statements of income for the years ended December 31, 2013, 2014 and 2015 are summarized as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Expected income tax expense	$12,818	14,534	5,587
Tax on undistributed retained earnings	4,700	6,814	3,011
Tax-exempted income	(2,392)	(2,843)	(1,759)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(558)	(651)	(839)
Realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit	-	(489)	(2,157)
Increase in investment tax credits	-	(4,525)	(4,242)
Increase in deferred tax asset valuation allowance	3,146	4,038	6,640
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	(215)	305	915
Tax effect resulting from foreign currency matters	2,278	5,593	3,583
Foreign tax rate differential	612	(2,143)	(454)
Variance from audits, amendments and examinations of prior years’ income tax filings	(1,376)	37	793
Others	463	921	327
Actual income tax expense	$19,476	21,591	11,405

The amount of income tax expense (benefit) for the years ended December 31, 2013, 2014 and 2015 was allocated as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Income from continuing operations	$19,476	21,591	11,405
Other comprehensive gain (loss)	(99)	43	(168)
Excess tax benefits allocated to additional paid-in capital from share-based compensation	(1,271)	(1,232)	(771)
	$18,106	20,402	10,466

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

As of December 31, 2014 and 2015, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2014	2015
	(in thousands)
Deferred tax assets:
Inventory	$5,860	5,262
Allowance for doubtful accounts	2,342	49
Unused investment tax credits	4,665	1,328
Unused loss carryforward-regular tax	29,369	32,098
Unused loss carryforward-undistributed earnings tax	11,223	11,861
Other	1,604	2,484
Total gross deferred tax assets	55,063	53,082
Less: valuation allowance	(40,966)	(44,320)
Net deferred tax assets	14,097	8,762
Deferred tax liabilities:
Unrealized foreign exchange gain	(2,193)	(2,709)
Advanced share-based compensation deductions	(1,600)	(141)
Prepaid pension cost	(414)	(413)
Acquired intangible assets	(1,806)	(1,573)
Other	(64)	(10)
Total gross deferred tax liabilities	(6,077)	(4,846)
Net deferred tax assets	$8,020	3,916

As of December 31, 2015, the Company has not provided for income taxes on the undistributed earnings of approximately $620,390 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The activity in the valuation allowance for deferred tax assets for the years ended December 31, 2013, 2014 and 2015 follows:

Period	Balance at beginning of year	Additions- Charges to earnings	Deductions- Charges to earnings	Expirations and Forfeitures	Others (Note)	Balance at end of year
	(in thousands)

Year 2013	$44,995	4,698	(1,552)	(10,183)	389	38,347
Year 2014	$38,347	5,445	(1,407)	(187)	(1,232)	40,966
Year 2015	$40,966	6,640	-	(2,141)	(1,145)	44,320

Note: Others represent the effect resulting from exchange rates and changes in consolidated entities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment; however, the Company is not relying on significant tax-planning strategies. Over half of the deferred tax assets recognized net of the valuation allowance are dependent upon the projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Semiconductor, Himax Korea, Himax Japan, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception; therefore, a valuation allowance of $40,966 thousand and $44,320 thousand as of December 31, 2014 and 2015, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. For the year ended December 31, 2013, 2014 and 2015, Himax Media Solution, Inc. realized a tax benefit of $143 thousand, $1,221 thousand and nil, respectively, related an unused loss carryforward that was previously offset by a valuation allowance.

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years is available to be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

As of December 31, 2015, the Company’s unused operating loss carryforward for regular tax were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)

Taiwan operations	$78,349	$13,319	2016~2020
	87,634	14,898	2021~2025
Hong Kong operations	1,811	299	Indefinitely
US operations	9,084	3,582	2024~2035
		$32,098

According to the ROC Statute for Upgrading Industries, which expired on December 31, 2009, investments in shares originally issued by ROC domestic companies that belong to newly emerging, important and strategic industries, entitles the Company after a three-year holding period to an income tax credit of twenty percent of the price paid for the acquisition of such shares. These credits may be applied over a period of five years. The amount of the tax credit that may be applied in any year, except the final year, is limited to 50% of the income tax payable for that year. There is no limitation on the utilization of the amount of investment tax credit to offset the income tax payable in the final year. All remaining tax credits under this program were utilized by December 31, 2015.

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to income tax incentives which went into effect retroactively on January 1, 2010. The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation cannot be carried forward. Based on the amendments to the Statute for Industrial Innovation, effective from January 1, 2016 to December 31, 2019, if the Company chooses to extend the tax credits to three years, the tax credit rate will be 10% of the total research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. The investment tax credits generated were nil, $4,525 thousand and $4,242 thousand for the years ended December 31, 2013, 2014 and 2015, respectively. All tax credits generated under this program have been utilized.

As of December 31, 2015, all of the Company’s unused investment tax credits were as follows:

	Tax effect (in thousands)	Expiration year

US operations	$1,328	2020~2034

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2013	2014	2015
	(in thousands)

Balance at beginning of year	$791	483	788
Increase related to prior year tax positions	-	368	292
Decrease related to prior year tax positions	(184)	-	-
Increase related to current year tax positions	-	-	630
Settlements	(93)	-	(368)
Lapse of statute of limitations	(31)	(63)	(7)
Balance at end of year	$483	788	1,335

Included in the balance of total unrecognized tax benefits at December 31, 2014 and 2015, are potential benefits of $788 thousand and $1,335 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. The interest and penalties related to unrecognized tax benefits recorded by the Company were nil, $110 thousand and nil for the years ended December 31, 2013, 2014 and 2015, respectively, and were recognized as a component of income tax expense. As of December 31, 2014 and 2015, the accrued interest and penalties were $110 thousand and $106 thousand, respectively. Interest and penalties are not included in the tabular roll-forward of unrecognized tax benefits above.

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2013. The income tax returns of 2014 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2015.

Note 19.	Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2014 and 2015:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

	Fair Value Measurements at December 31, 2014 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$39,619	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	158	-
Money market fund	2,219	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	337	-
Total	$41,838	495	-
Liabilities:
Short-term debt	$-	130,000	-
Total	$-	130,000	-

	Fair Value Measurements at December 31, 2015 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$5,918	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	5,428	-
Money market fund	13,083	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	563	-
Total	$19,001	5,991	-
Liabilities:
Short-term debt	$-	180,000	-
Total	$-	180,000	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2014 and the associated losses recognized in 2014 (nil in 2013 and 2015):

	Fair Value Measurements at reporting Date Using
	December 31, 2014	Level 1	Level 2	Level 3	For the Year Ended December 31, 2014 Impairment loss
	(in thousands)
Assets:
Investments in Non-marketable Equity Securities- Oculon Optoelectronics Inc.	$-	-	-	-	309

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. For such financial assets that do not have a quoted market price, management of the Company reviews the current operating performance of the investee based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information. The impairment charge recognized in 2014 for the investment in Oculon Optoelectronics Inc. was determined based on the difference between the Company’s carrying value and the proportionate equity interest in the net book value of the investee at year end (which was management’s best estimate of the amount to be realized from this investment).

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2013, 2014 and 2015.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2013, 2014 and 2015.

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2013, 2014 and 2015:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Warrant obligation
(in thousands)

Balance at January 1, 2013	$-
Liability for warrant obligation	1,415
Unrealized gain for change in the fair value of the warrant included in earnings	(160)
Balance at December 31, 2013	$1,255
Gain for expiration of the warrant included in earnings	(1,255)
Balance at December 31, 2014	$-
Balance at December 31, 2015	$-
The amount of total gain in 2013 included in earnings attributable to the change in unrealized gain relating to assets and liabilities still held at December 31, 2013	$160

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

The Company depends on two customers for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2013	2014	2015

INX and its affiliates, not a related party since June 19,2013	22.6%	19.6%	21.1%
Customer A and its affiliates	16.9%	18.1%	20.1%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,
	2014	2015

INX and its affiliates, not a related party since June 19, 2013	26.7%	22.2%
Customer A and its affiliates	21.9%	22.8%

In addition, the Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test. The Company primarily depends on ten foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company’s customer relationships.

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

December 31, 2013, 2014 and 2015

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

(b)	Significant transactions with related parties

(i)	Revenues

Revenues from related parties for the year ended December 31, 2013 are summarized as follows:

Amount
(in thousands)

INXT- NingBo	$32,045
INX	26,695
INXO- Foshan	10,564
INXO- NingBo	6,416
TPO Shanghai	5,632
INXD- NingBo	2,534
Others (individually below 5%)	2,669
$86,555

A breakdown by product type for sales to INX and its affiliates for the year ended December 31, 2013 is summarized as follows:

Amount
(in thousands)

Display driver for large-size applications	$54,813
Display driver for consumer electronics applications	24,965
Display driver for mobile handsets	1,863
Others	4,914
$86,555

The sales prices with INX and its affiliates are comparable to those offered to unrelated third parties.

(ii)	Lease

The Company entered into several lease contracts with INX, INXL-NingBo, INXL-Foshan and INXO-Foshan for leasing office space, facilities and inventory locations. For the years ended December 31, 2013, the related rent and utility expenses resulting from the aforementioned transactions amounted to $373 thousand and were recorded as cost of revenue and operating expenses in the consolidated statements of income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

(iii)	Others

In 2013, the Company purchased consumable and miscellaneous items amounting to $8 thousand from INX, which was charged to cost of revenues and operating expenses.

Note 22.	Commitments and Contingencies

(a)	As of December 31, 2014 and 2015 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $3,807 thousand and $5,355 thousand, respectively. As of December 31, 2014 and 2015, the remaining commitments were $3,087 thousand and $4,086 thousand, respectively.

(b)	The Company leases certain offices and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2016 to 2024. As of December 31, 2014 and 2015, deposits paid amounted to $986 thousand and $1,256 thousand, respectively, and were recorded as refundable deposit in the consolidated balance sheets.

As of December 31, 2015, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2016~December 31, 2016	$1,901
January 1, 2017~December 31, 2017	1,329
January 1, 2018~December 31, 2018	438
January 1, 2019~December 31, 2019	234
January 1, 2020~December 31, 2020	171
January 1, 2021~December 31, 2024	547
$4,620

Rental expense for operating leases with unrelated third parties amounted to $2,652 thousand, $2,126 thousand and $2,082 thousand in 2013, 2014 and 2015, respectively.

(c)	The Company entered into several sales agent agreements. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 2% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(e)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

(f)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $153,422 thousand and $95,210 thousand as of December 31, 2014 and 2015, respectively.

(g)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2015, management is not aware of any pending litigation against the Company.

Note 23.	Redeemable Noncontrolling Interest

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference and redemption feature and also issued the noncontrolling shareholder a warrant to purchase additional preferred shares of Himax Display, Inc, within one year from the original investment closing date. The Company recognized an initial liability at fair value for the warrant obligation at the date of issuance and changes in the fair value of the warrant are recognized in earnings. The warrant expired in October 2014. Valuation gains on the warrant obligation were $160 thousand, $1,255 thousand and nil for the years ended December 31, 2013, 2014 and 2015, respectively. See Note 19 for further explanation. Consequently, the convertible preferred shares of Himax Display, Inc. are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet.

The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.  As of December 31, 2014 and 2015, the aggregate value of the redeemable noncontrolling interest was $3,656 thousand. Net loss attributable to the redeemable noncontrolling interest was $125 thousand, $430 thousand and $617 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 24.	Segment, Product and Geographic Information

	Year Ended December 31, 2013
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$644,500	126,239	770,739
Segment operating income (loss)	$89,162	(14,819)	74,343
Non operating income, net			1,057
Consolidated earnings before income taxes			$75,400
Significant noncash items:
Share Based Compensation	$1,359	481	1,840
Depreciation and amortization	$7,564	6,745	14,309

	Year Ended December 31, 2014
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$672,068	168,474	840,542
Segment operating income (loss)	$92,290	(19,565)	72,725
Non operating income, net			12,769
Consolidated earnings before income taxes			$85,494
Significant noncash items:
Share Based Compensation	$1,341	588	1,929
Depreciation and amortization	$3,449	11,143	14,592

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

	Year Ended December 31, 2015
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$560,399	131,390	691,789
Segment operating income (loss)	$59,506	(28,834)	30,672
Non operating income, net			2,195
Consolidated earnings before income taxes			$32,867
Significant noncash items:
Share Based Compensation	$1,206	612	1,818
Depreciation and amortization	$3,591	10,573	14,164

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Display drivers for large-size applications	$228,927	226,087	224,423
Display drivers for mobile handsets applications	232,019	238,467	170,705
Display drivers for consumer electronics applications	183,554	207,514	165,271
Others	126,239	168,474	131,390
	$770,739	840,542	691,789

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2013	2014	2015
	(in thousands)

Taiwan	$283,989	310,191	254,763
China	400,501	436,462	372,538
Other Asia Pacific (Korea and Japan)	84,695	88,047	53,053
Europe and America	1,554	5,842	11,435
	$770,739	840,542	691,789

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2014	2015
	(in thousands)

Taiwan	$56,128	53,413
China	951	914
U.S.	114	63
Japan	42	32
Korea	36	39
	$57,271	54,461

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Driver IC segment:
INX and its affiliates, not a related party since June 19, 2013	$159,103	145,015	126,953
Customer A and its affiliates	117,793	133,649	116,456
	$276,896	278,664	243,409
Non-driver products segment:
INX and its affiliates, not a related party since June 19, 2013	$14,873	19,537	19,256
Customer A and its affiliates	12,466	18,456	22,345
	$27,339	37,993	41,601

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2014	2015
	(in thousands)

INX and its affiliates, not a related party since June 19, 2013	$58,530	39,311
Customer A and its affiliates	47,944	40,488
	$106,474	79,799

As of December 31, 2014 and 2015, allowance for sales returns and discounts for those accounts receivable was $422 thousand and $348 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Note 25.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2014	2015
	(in thousands)

Cash	$372	1,536
Investments in marketable securities available-for-sale	-	4,505
Other current assets	1,688	1,467
Investment in non-marketable securities	432	432
Investments in subsidiaries and affiliates	725,974	737,561
Total assets	$728,466	745,501

Current liabilities	$227	384
Short-term debt	111,000	161,000
Debt borrowing from a subsidiary	144,615	145,413
Total equity	472,624	438,704
Total liabilities and equity	$728,466	745,501

Himax Technologies, Inc. had no guarantees as of December 31, 2014 and 2015.

Condensed Statements of Income

	Year ended December 31,
	2013	2014	2015
	(in thousands)

Revenues	$-	-	-
Costs and expenses	(248)	525	460
Operating income (loss)	248	(525)	(460)
Equity in earnings from subsidiaries and affiliates	59,402	49,656	20,820
Gain on sale of investment securities	-	10,743	1,682
Other non-operating income	1,826	6,724	3,153
Earnings before income taxes	61,476	66,598	25,195
Income taxes expenses	-	-	-
Net income	$61,476	66,598	25,195
F-63

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2013			2014		2015
	(in thousands)

Net income	$		61,476		66,598		25,195
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:			(4)		(2)		(259)
Unrealized holding losses on available-for-sale marketable securities arising during the period		(12)		(33)		(63)
Reclassification adjustment for realized losses (gains) included in net income		8		31		(196)
Foreign currency translation adjustments, not subject to income tax			161		(170)		(573)
Net unrecognized actuarial gain (loss), net of tax of $(99), $43 and $(168) in 2013, 2014 and 2015, respectively			(432)		268		(731)
Comprehensive income			61,201		66,694		23,632

Condensed Statements of Cash Flows

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Cash flows from operating activities:
Net income	$61,476	66,598	25,195
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings from subsidiaries and affiliates	(59,402)	(49,656)	(20,820)
Gain on sale of investment securities	-	(10,743)	(1,682)
Changes in:
Other current assets	(77)	(775)	221
Other current liabilities	57	(5)	157
Net cash provided by operating activities	2,054	5,419	3,071

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Cash flows from investing activities:
Purchases of available-for-sale marketable securities	$-	-	(4,625)
Purchases of investment securities	(4,000)	-	-
Disposals of investment securities	-	14,743	1,682
Purchases of equity method investments	(60)	-	(3,708)
Proceeds from capital reduction of investments	-	1,168	-
Net cash provided by (used in) investing activities	(4,060)	15,911	(6,651)
Cash flows from financing activities:
Distribution of cash dividends	(42,394)	(46,042)	(51,364)
Proceeds from short-term debt	295,320	370,500	351,000
Repayment of short-term debt	(262,820)	(346,000)	(301,000)
Investment returned from subsidiaries	-	11	-
Proceeds from issue of RSUs from subsidiaries	9,212	6,754	5,311
Proceeds from (repayment of) debt from a subsidiary	1,881	(6,449)	797
Net cash provided by (used in) financing activities	1,199	(21,226)	4,744
Net increase (decrease) in cash	(807)	104	1,164
Cash at beginning of year	1,075	268	372
Cash at end of year	$268	372	1,536

Supplemental disclosures of cash flow information:
Interest paid during the year	$301	431	453
Income taxes paid during the year	$-	-	-

