Form 20-F
period 2016-12-31
Himax Technologies, Inc.
filed 2017-04-12
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 344,007,418 Ordinary Shares.

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$32.4, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2016. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 7, 2017, the noon buying rate was $1.00 to NT$30.56. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included herein, which are presented in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that have not been included herein and are presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$485,281	$684,184	$840,542	$691,789	$802,917
Revenues from related parties, net	251,974	86,555	-	-	-
Costs and expenses(1):
Cost of revenues	566,700	578,886	634,660	528,651	608,605
Research and development	70,913	80,368	91,839	94,422	95,820
General and administrative	17,139	18,147	20,192	18,470	20,119
Bad debt expense	-	173	554	310	620
Sales and marketing	15,443	18,822	20,572	19,264	18,518

Operating income	$67,060	$74,343	$72,725	$30,672	$59,235

Net income(2)	$50,138	$55,924	$63,903	$21,462	$48,747
Net income attributable to Himax stockholders	$51,596	$61,476	$66,598	$25,195	$50,912

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.15	$0.18	$0.19	$0.07	$0.15
Diluted	$0.15	$0.18	$0.19	$0.07	$0.15
Earnings per ADS attributable to Himax stockholders:
Basic	$0.30	$0.36	$0.39	$0.15	$0.30
Diluted	$0.30	$0.36	$0.39	$0.15	$0.30
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	341,056	340,423	342,190	343,570	344,655
Diluted	341,524	343,618	343,997	344,132	344,724
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	170,528	170,211	171,095	171,785	172,327
Diluted	170,762	171,809	171,999	172,066	172,362

Cash dividends declared per ordinary share(3)	$0.032	$0.125	$0.135	$0.150	$0.065
Cash dividends declared per ADS	$0.063	$0.250	$0.270	$0.300	$0.130

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Cost of revenues	$176	$235	$121	$110	$224
Research and development	5,625	6,705	7,610	4,289	7,586
General and administrative	1,191	1,308	1,688	865	1,210
Sales and marketing	1,230	1,425	1,847	1,010	1,389
Total	$8,222	$9,673	$11,266	$6,274	$10,409

Of the $8.2 million, $9.7 million, $11.3 million, $6.3 million and $10.4 million in share-based compensation in 2012, 2013, 2014, 2015 and 2016, $6.3 million, $7.8 million, $9.3 million, $4.5 million and $9.2 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2012, $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013, $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014, $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015 and $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016. A portion of these tax exemptions expired or will expire on December 31, 2013 and December 31, 2018.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$138,737	$127,320	$185,466	$129,829	$184,452
Accounts receivable, net	135,747	200,725	219,368	177,198	190,998
Accounts receivable from related parties, net	73,258	-	-	-	-
Inventories	116,671	177,399	166,105	171,374	149,748
Total current assets	567,088	639,657	729,576	697,835	702,965
Total assets	674,598	759,327	832,994	802,337	799,634
Accounts payable	135,546	151,290	179,328	124,423	142,269
Total current liabilities	242,117	303,833	355,405	352,730	324,746
Total liabilities	246,440	307,112	361,041	357,340	327,827
Redeemable noncontrolling interest	-	3,656	3,656	3,656	3,656
Ordinary shares	107,010	107,010	107,010	107,010	107,010
Treasury shares, at cost	(12,469)	(11,120)	(10,144)	(9,157)	(9,020)
Total equity	428,158	448,559	468,297	441,341	468,151

Note:	Himax Display, Inc., a consolidated subsidiary of our company, issued redeemable convertible preferred shares to a non-controlling shareholder in 2013. The noncontrolling shareholder may, solely at its option, convert its preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$52,167	$51,123	$93,719	$22,529	$84,672
Net cash provided by (used in) investing activities	(695)	(30,525)	10,644	(28,342)	(7,127)
Net cash used in financing activities	(18,931)	(32,103)	(46,204)	(49,608)	(22,715)

Note: More detail explanation, please see “Item 5.B. Liquidity and Capital Resources.”

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	32.98	30.64	32.79
2016	32.22	33.43	31.27	32.40
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017
January	31.65	32.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March	30.65	31.03	30.14	30.38
April(through April 7)	30.45	30.56	30.33	30.56

Note:	(1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers in recent years. Chipbond Technology Corporation, or Chipbond, merged with Simpal Electronics Co., Ltd. in 2014 for more chip-on-flex capacity and vertical integration. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use under a simpler supplier chain. In addition, Siliconware Precision Industries Co., Ltd. closed its gold bumping manufacturing service in July 2010. Samsung Techwin Co., Ltd. and Mitsui Micro Circuits Taiwan Co., Ltd. both exited the chip-on film business in 2012. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease and our results of operations could be adversely affected.

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

In 2015 and 2016, 81.0% and 80.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. In 2014, smartphone boom in developed markets and in China generated great demand of small and medium sized panels, helping the TFT-LCD panel business to gradually recover. However, 2015 was a more challenging year for the TFT-LCD industry due to macro uncertainties and soft demand across the consumer electronics sectors. We cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

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

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Our LCOS microdisplay business hit inflection point in September 2015 with pilot production shipment made to a major customer. Since then, we have increased shipments of our LCOS products to some industry heavyweights and secured additional design engagements with current and new customers. Some of our major customers already launched their products in 2016. Quite a few of our other customers are expected to launch their AR products starting in 2017. While most customers don’t expect big volume for their early generation products, we have been working with many of them for future generation devices. We are also seeing constant additions of new customers using our LCOS for a variety of new applications. We believe that Himax stands to benefit from our customers’ successful commercialization of their new products due to our unique position as the provider of choice for microdisplay and related optics. Nevertheless, these product categories are at a relatively early stage as compared to other products and they have a relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products. We also believe there are potential market opportunities for our CMOS image sensors. Although it seems relatively challenging for us to gain significant market share, and our 8MP and 13MP CMOS image sensors not ramping as planned due to the lack of Phase Detection Auto Focus (PDAF) resulted in our CMOS image sensor business decline in 2015 and represents a risk for us, we have completed our 8 mega and 13 mega pixels high end product offerings and remain one of the market share leaders in notebook application. We continue to penetrate into non-mobile multimedia applications such as auto and surveillance. Earlier in 2016, we decided to switch our strategy of the CIS business to focus on smart sensor and machine vision segments, as opposed to the traditional human vision sensors. We have launched two smart sensor product lines, i.e., near infrared (“NIR”) sensor and Always-on-Sensor (“AoS”). We continue to make great business progress with these two smart sensor products. We continue to believe that CMOS image sensors represent significant growth potential for the Company. As we rely primarily on third-party foundries to supply wafers with at least a 3-month lead time and we currently do not have any long-term supply arrangements with any third-party foundries, we cannot assure you that we can acquire sufficient wafer capacity to fulfill customers’ orders.

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

As of December 31, 2016, our accounts receivable less allowance for sales returns and discounts from Customer A and its affiliates were $55.2 million, which represented approximately 28.9% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2015 and 2016, we derived 81.0% and 80.0% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

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

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees such as Jordan Wu, our president and chief executive officer; and Dr. Biing-Seng Wu, our chairman. We rely on these individuals to manage our company, develop and execute our business strategies, and manage our relationships with key suppliers and customers. Any of our key employees could leave our company with little or no prior notice. They could also leave our company to work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, whether engineers and others, could delay the development and introduction of new products and would have an adverse effect on our ability to sell our products as well as on our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

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

As of March 31, 2017, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 8.3% and 20.7% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2017, we and our subsidiaries had 91 U.S. patent applications pending, 92 Taiwan patent applications pending and 237 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2016, 24.9% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

We have been increasingly selling our products to customers in the PRC. In 2014, 2015 and 2016, approximately 51.9%, 53.9% and 63.2% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2016, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2016, approximately 51% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. Moreover, while our reporting currency is the US dollar, the vast majority of our taxes are incurred in Taiwan on the basis of our NT dollar book, which is the required reporting currency for the Taiwan tax authorities. NT dollar depreciation resulted in foreign exchange gains for our US dollar assets and therefore higher income tax in Taiwan. On the other hand, our income tax will be lower if the NT dollar appreciates against the US dollar. For example, we recognized $3.6 million of income tax charge to reflect the NT dollar depreciation against the US dollar in 2015. However, we recognized $1.6 million of income tax benefit to reflect the NT dollar appreciates against the US dollar in 2016. Any significant fluctuation to our disadvantage in exchange rates would have an adverse effect on our results of operations and financial condition.

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

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning January 1, 2014, Himax Taiwan became entitled to preferential tax treatment, for a period of five years, which will expire on December 31, 2018, and beginning January 1, 2014, Himax Semiconductor also became entitled to preferential tax treatment, for a period of five years, which will expire on December 31, 2018. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014, $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015 and $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute.

On July 12, 2016, the ROC Legislative Yuan passed the third reading of anti-avoidance to establish Article 43-3 Controlled Foreign Company (“CFC”) rules and Article 43-4 Place of Effective Management (“PEM”) rules of the Income Tax Act (“ITA”). Detailed introduction of the CFC and PEM rules are described as follows:

(i)	A profit-seeking enterprise (“PSE”) that directly or indirectly owns affiliated enterprises in low-tax jurisdictions outside the territory of the ROC shall recognize and include its pro rata share of affiliated enterprises’ annual profits as investment income in its income tax return for the year. Subsequent actual dividends and distributions from such affiliated enterprises that were previously recognized as investment income will then not be subject to income taxation; any surplus to previously recognized investment income shall be included as taxable income in the allocated year. Low-tax jurisdictions are defined as countries where the PSE income tax rate is lower than 70% of the income tax rate of the PSE in the ROC (the current rate is 17%). (Article 43-3 CFC rules); and

(ii)	A PSE is incorporated based on foreign legislation but its place of effective management (PEM) is maintained within the territory of the ROC, the head office of such PSE will be determined to be within the territory of the ROC and profit-seeking enterprise income tax shall be levied in accordance with the ITA and relevant tax regulations. The aforementioned PEM refers to a place where substantive key management and commercial decisions of an entity’s business and its operations are made. (Article 43-4 PEM rule).

According to the legislative intent, the CFC and PEM rules, in principle, will not be put into force immediately, but will wait until the China-Taiwan Cross-Strait Tax Agreement is effectuated, the OECD’s Common Reporting and Due Diligence Standard (“CRS”) for the automatic exchange of information of financial accounts is widely implemented internationally, and the relevant bylaws of the CFC and PEM rules have been adequately enacted and properly advocated. The date of implementation will be determined by the Executive Yuan and is expected to be in 2018 at the earliest. However, the implementation would increase our tax cost and consequently decrease our net income from 2018 onwards.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $5.85 to a high of $12 on the NASDAQ Global Select Market in 2016.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2017, we had 344,007,418 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Qingdao, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and Campbell, California, USA.

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

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, automobile, virtual reality (VR) and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D depth scanning and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Need for Higher Level of Integration

The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small and medium-sized panel applications typically require one or more source drivers, one or more gate drivers and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority. Lastly, as our TFT-LCD panel customers had turned to pure in-cell TDDI panel development for thinner display designs, we have developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel.

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

Large-Sized Applications

We provide source drivers, gate drivers, PMIC, P-gamma OP and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for 4Kx2K and 8K high-resolution TVs. Greater color depth, enhanced color through RGB independent gamma and 3D display, are particularly important for advanced televisions and certain monitors.

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

•    Internal non-volatile memory

•    2 gamma bank selection, setting time < 3uS

•    Analog power supply voltage: 9.0V to 20.0V

•    Digital power supply voltage: 2.7V to 3.6V

•    Peak current on gamma channels: 200mA

•    Peak current on VCOM channel: 400mA

•    Programmable VCOM limit

•    12C speed up to 1MHz

Mobile Handset, Tablet and Consumer Electronics Applications

We offer display drivers for mobile handset, tablet PC and consumer electronics (“CE”) displays that combine source driver, gate driver, timing controller, DC to DC circuits , and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD, LTPS and AMOLED. As mobile handset prices remain competitive, mobile display module manufacturers continue to reduce cost and seek to source cost-effective display drivers. By designing a finer channel pitch that features cost efficient processes, we have offered a smaller chip size and endeavor to provide handset display driver products with fewer external components to reduce the cost of materials for our customers.

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

Smartphones and tablet PCs have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), WSVGA (1024 x 600), HD720 (720 x 1280)/ WXGA (800 x 1280), FHD (1080 x 1920) / WUXGA(1200 x 1920) and up to QHD (1440 x 2560) / WQXGA (1600x2560) display driver ICs. We have recently continued to update new products for this mainstream smartphone and tablet PC segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. Few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. In 2015, we developed new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. Himax kept moving forward in 2016 to develop a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016. As in-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular and will expand to other applications such as tablet PC, we believe TDDI is a major long-term growth engine for our small panel business. The following table summarizes the features of our products for mobile handsets:

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

•    support up to 16 million colors

•    support RGB separated gamma adjustment

•    support CABC

•    support color enhancement features including saturation, brightness, and sharpness enhancement

•    support MIPI interface for smartphone application and LVDS for CE applications

•    support RAM-less or 1/3 RAM compression technologies

•    low power consumption and low EMI

•    fewer external components to reduce costs

•    slimmer die for compact module to fit smaller mobile handset designs

•    application specific integrated circuits, or ASIC, can be designed to meet customized requirements for LCD or AMOLED

•    touch display driver integrated circuit (TDDI) for advanced in-cell touch display

Automotive Display Applications

We offer source drivers, gate drivers, timing controllers and integrated drivers for the fast ramping automotive display applications, such as instrument cluster display(ICD), center information display(CID), head-up display(HUD), rear seat entertainment display(RSE) and rearview mirror display.

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications.

The following table summarizes the features of our products used in automotive display applications:

Product	Features
TFT-LCD Source Drivers

•    642 to 1,920 output channels

•    6-bit (262K colors), 8-bit (16.7 million colors)

•    support RSDS, mini-LVDS, Point-to-Point interfaces

•    output driving voltage ranging up to 15V

•    support COG package type

TFT-LCD Gate Drivers	• 100 to 1,600 output channels • output driving voltage ranging up to 40V • support COG package type

TFT-LCD Integrated Drivers

•    highly integrated chip embedded with source driver, timing controller and power circuit

•    support RGB, LVDS input interfaces

•    support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel

•    support resolution up to 2880RBx1080 with cascaded chips

•    source driver output driving voltage ranging up to ±6.6V or 16V

•    support COG package type

Timing Controllers

•    support LVDS, eDP 1.2 input interface

•    support RSDS, mini-LVDS, Point-to-Point output interfaces

•    support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel

•    support various resolutions up to 4K1K(ICD) or 3K2K(CID)

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

Our capacitive touch controller possesses certain innovations and merits. It could support sensing and tracking of up to ten points. Its embedded micro-controller single chip solution contributes to reducing cost for flexible product design. Its auto calibration mechanism can meet strict validation requirements of leading smart phone brands. With sophisticated designed hardware and firmware supporting hybrid sensing combining merits of self capacitance and mutual capacitance, Himax’s touch controller could support out-cell and on-cell with various sensor patterns and stack-ups.

In 2015, we grew shipments of our touch controller product line with successful design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities endorsed by highly recognized end brands also caught the attention of leading in-cell panel makers. They have engaged us in the development of touch-display driver integrated circuit (TDDI) as a key strategic partner rather than just a display driver IC supplier. We have developed a series of TDDI in 2015 and 2016 for these tier one in-cell touch panel makers and started mass production in smartphone brands. We also expect to start the mass production of our TDDI in tablet PC soon. The following table summarizes the features of our touch controller products:

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

•    touch-display driver integrated circuit (TDDI) for advanced in-cell touch display

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

The following table summarizes the features of our current RV2H conversion:

Product	Features
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

Power ICs

Himax Analogic, Inc., or Himax Analogic, our subsidiary, provides TFT-LCD television, monitor and notebooks power management solutions.

Power Management ICs

A power management IC integrates several power components to fulfill system power requirements. It may include step-up or step-down pulse width modulation, or PWM, DC-to-DC converters, low-dropout regulators, or LDO regulators, voltage detectors, operational amplifiers, p-gamma OP, level shifters, or other components. For panel module applications, a power management IC provides a reliable and precise voltage for source drivers, gate drivers, timing controllers, and panel cells. Moreover, its built-in over-temperature and over-current protections help prevent components from being damaged under certain abnormal conditions. As integrating an increasing number of components into a power management IC is likely to be a continuing trend, we believe power management ICs will continue to be critical components of a TFT-LCD panel module. The following table summarizes certain features of our power management IC products:

Product	Features
Integrated Multi-Channel Power Solutions for Notebooks

•    built-in power MOSFET

•    step-up PWM converter

•    charge pump regulator

•    LDO regulator

•    voltage detector

•    gate pulse modulator

•    Vcom operational amplifier

•    2ch programmable gamma voltage with operational amplifier

•    I2C programmable

•    low frame rate control for power saving solution

Integrated Multi-Channel Power Solutions for Monitors

•    built-in power MOSFET

•    step-up PWM converter

•    HV LDO regulator

•    voltage detector

•    gate pulse modulator

•    programmable Vcom voltage / Vcom operational amplifier

•    programmable gamma voltage with operational amplifier

•    level shifter

Integrated Multi-Channel Power Solutions for TVs

•    built-in power MOSFET

•    step-up PWM converter

•    step-down PWM converter

•    charge pump regulator

•    HV LDO regulator

•    voltage detector

•    gate pulse modulator

•    Vcom operational amplifier

•    I2C programmable

•    level shifter

•    programmable gamma voltage with operational amplifier

Level shifter

TFT-LCD panel manufacturers have developed panel designs to reduce the usage of display drivers, like gateless designs, which integrate the gate driver function onto the glass but needed level shifter. All level shifter channels feature the same input circuitry and are compatible with the standard logic-level signals generated by timing controllers in typical applications. The level shifter converts the timing-controller (TCON) logic-level signals to the high-level signals needed by the GOA (gate on array) display. The output circuitry has been designed to achieve high rise and fall times when driving the capacitive loads typically encountered in TFT-LCD display applications.

Product	Features
16- channel level shifter for dual gate GOA TFT-LCD	• support two kinds of T-con input signals • up to 10clock channel output • 2 channel STV • 2 channel LC • 2 discharge channel • support charge sharing function • reset function • OTP / SCP

CMOS Image Sensor Products

The CMOS image sensor products are developed by our subsidiary, Himax Imaging. The products were designed firstly for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. Based on the technologies and IP we developed, our product lines have been expanded to various applications. In early 2016, we decided to re-shape our strategies and put more focuses on the following three domains: ultra low power computer vision- Always-On Sensor (“AoS”), Near Infrared (“NIR”) sensor, and big pixel BSI sensors in automotive and surveillance.

Given that IoT applications bring a lot of demand and applications of ultra low power computer vision, we're developing the eyes for IoT. With our super low power AoS, we’ve already collaborated with algorithm and processor partners to build up a people detection camera system called WiseEye running in approximately 2.5mW. The WiseEye can be used in different kinds of applications, including smart office, smart building, surveillance, robotics, etc. In addition to developing the AoS product to drive the power as low as possible, we’re also devoted ourselves in designing the industrial leading pixel with higher near infrared Quantum Efficiency (“QE”) to support the new generate 3D depth camera. 5MP UltraSense2 is our 1st product in NIR sensor product line with QE over 40% in 850nm and around 25% in 940nm. Its superior performance hugely helps to lower the system power and enhances the system performance. With the high QE in NIR band, we open the doors to building more sensor and camera systems for machine vision. Regarding to the conventional color sensors, we specially put the resource in more specialized and customized big pixel sensors for automotive and surveillance with higher value to the customers by providing unique features like better sensitivity in low light, high dynamic range, slim embedded ISP, etc.

We are committed to being a key player in CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
13MP ViviSense2TM Color Image Sensor

•    1/3.06” format color type

•    13MP at 30 frames per second, support 1080p and 720p at 60 frames per second

•    High dynamic range supported by alternating row and alternating frame approaches

•    Low power consumption

•    4-lane MIPI CSI2 outputs

Product	Features
8MP ViviSense2TM Color Image Sensor

•    1/4” format color type

•    8MP at 30 frames per second over 2-lane or 4-lane MIPI CSI2

•    Phase Detection Auto Focus (PDAF) support

•    Low power consumption

•    Frame-Sync control for multiple camera system

8MP UltraSenseTM Color Image Sensor

•    BSI in 1/3.2” format color type

•    8MP at 30 frames per second, support 1080p and 720p at 30 frames per second

•    High dynamic range supported by alternating row and alternating frame approaches

•    Low power consumption

•    10 bit parallel video data port and 4-lane MIPI CSI2 outputs RAW8/10 and RGB565/555/444

5MP ViviSenseTM Color Image Sensor

•    1/4” format color type

•    5MP resolution at 30 frames per second, support 720p HD at 83 frames per second and 1080 FHD at 56 frames per second

•    Compact die size design to support small modules

•    4-lane MIPI CSI2 outputs RAW8/10

5MP UltraSense 2TM Color Image Sensor

•    1/2.6” format color type with high sensitivity BSI pixel

•    5MP resolution at 45 frames per second, support QHD video at 60 frames per second

•    Compact die size design to support small modules

•    2x NIR sensitivity at 850nm

•    4-lane MIPI CSI2 outputs RAW8/10

2.0MP ClearViewTM Color Image Sensor	• 1/5” format color type • UXGA YUV output at 30 frames per second, 720p HD resolution at 60 frames per second • 1-lane MIPI CSI2 outputs RAW8/10

HD 1080p UltraSenseTM Color Image Sensor

•    1/6” format with high sensitivity BSI pixel

•    1080p HD resolution at 60 frames per second

•    Low power consumption

•    Alternating frame support for HDR

•    Provide 2x2 RGB-IR option

•    2-lane MIPI CSI2 outputs

•    Frame-Sync control for multiple camera system

HD 720p UltraSenseTM Color Image Sensor

•    1/6.5” format with high sensitivity BSI pixel

•    720p HD resolution at 60 frames per second

•    Low power consumption

•    Support Intel SSC function on MIPI I/F

•    Provide 4x4 RGB-IR option

•    1-lane MIPI CSI2 outputs RAW8/10

HD 720p UltraSense 2TM Color Image Sensor	• 1/9” format with high sensitivity BSI pixel • 720p HD resolution at 30 frames per second • Low power consumption • Support LED-sync for Microsoft Windows Hello • 1-lane MIPI CSI2 outputs RAW8/10

VGA BrightSenseTM System on Chip

•    1/13” format color type

•    VGA YUV output at 30 frames per second

•    Color processing pipeline including lens correction, defect correction, color de-mosaic, color correction, gamma control, saturation/hue adjustment, and edge enhancement

•    Automatic low light and frame rate control

•    1-lane MIPI CSI2 outputs RAW, YUV422, RGB565/555/444

Product	Features
1.3MP ClearSenseTM EDR Color Image Sensor embedded with image processor for Surveillance

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

•    Anti-blooming and dark sun cancellation

•    Built-in low dropout regulator and power on reset

•    10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.2MP Ultrasense 2TM Color Image Sensor embedded with image processor for Automotive

•    1/4” format with ultra high sensitivity

•    Ultrasense 2TM BSI pixel offers higher sensitivity for low light condition

•    Operation up to 105ºC

•    960p and 720p resolution at 30 frames per second

•    Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment

•    Dynamic Range Optimizer offers best dynamic range of video

•    Anti-blooming and dark sun cancellation

•    Built-in low dropout regulator and power on reset

•    10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL WVGA Color Image System on embedded with image processor for Automotive and Surveillance

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

•    Advanced defect correction with built-in temperature sensor

•    Embedded ISP with programmable automatic exposure and white balance

•    Optical alignment pixel with crop and zoom to native resolution

•    4Kb OTP for sensor initialization, module storage, and overlay setting

•    Multi-color static overlay engine

Ultra Low Power CMOS Color Image System for Machine Vision and Detection

•    High sensitivity, low noise 1/11” 320x320 image area

•    Under 2.5mW at QVGA 30fps and 1mW at QQVGA 15fps

•    Embedded auto-exposure and motion detection

•    NeoPac and CSP package

•    Parallel 8bits, 4bits and 1bit data output

Wafer Level Optics Products

Wafer level optics are optical products manufactured using semiconductor process on wafers. This innovative approach enables wafer level optics to manufacture micro/nano optics structure and high temperature resistance, making the compatible Surface-Mount Technology or SMT reflow process possible. We offer entire optical solutions for customers who need compact and easy-to-handle optical products on their electronic devices.

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens with integrated waveguide, refractive optics and Diffractive Optical Element (DOE) is the best solution for next generation for 3D sensing, 3D reconstruction and gesture applications. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products such as AR/VR devices.

Our WLO technology is also adapted to form microstructure such as lens array, DOE and lenticular for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high volume manufacturing to many tier 1 customers in the AR/VR, mobile device and wearable front.

The following table sets forth the features of our wafer level optics products:

Product	Features
Refractive Optical Lens

•    for Micro Lens Array(MLA) illumination diffuser, lighting control, collimation lens, and compact size camera lens

•    provide multi-layer solution including optical AR coating, IR-cutting filter coating, aspheric surface

•    double-side manufacture process

•    already in mass production

Diffractive Optical Element (DOE)	• for 3D sensing, 3D reconstruction, gesture and illumination control • using WLO process to integral multi-layers DOE and refractive lens • provide customized solution for specific application

Near Infrared(NIR) Projector Module

•    module solution for computer vision , 3D sensing, 3D reconstruction, gesture and illumination control

•    integral NIR Laser (830/850/940nm), optical system(refractive+ diffractive lens) and high precise active alignment assembly solution to provide the smallest form factor

•    provide customized module solution for different application

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2016, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 71.3%, 74.3% and 76.4% of our operating revenues in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, our two largest customers accounted for 10% or more of our net revenue, customer A and its affiliates, accounted for 18.1%, 20.1% and 22.4% of our revenues, respectively; customer B and its affiliates, accounted for 19.6%, 21.1% and 15.2% of our revenues, respectively.

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

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Qindao, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and Campbell, California, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2017 and will expire in September 2018. In February 2006, we received ISO 14001 certification, which was renewed in January 2015 and will expire in January 2018. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2016 and will expire in March 2019, and OHSAS 18001 certification, which was renewed in January 2015 and will expire in January 2018.

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
SK Hynix
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco, Ltd.	Chipbond Technology Corporation
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

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation

Intellectual Property

As of March 31, 2017, we held a total of 2,982 patents, including 1,351 in Taiwan, 958 in the United States, 599 in China, and 74 in other countries. The expiration dates of our patents range from 2019 to 2036. We also have a total of 92 pending patent applications in Taiwan, 91 in the United States and 237 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Lusem Co., Ltd, Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Panasonic Corporation, NEC Electronics Corporation, Seiko Epson Corporation, Toshiba Corporation, Sanyo Electric Co., Ltd. and Rohm Co., Ltd., and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

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

For touch controller ICs, we compete with worldwide suppliers, such as Cypress Semiconductor Corp., Synaptics Inc, FocalTech Systems Limited and Shenzhen Huiding Technology Co., Ltd.

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

For power ICs, we face competition from Taiwan companies including Global Mixed-mode Technology Inc., Advanced Analog Technology, Inc and On-Bright Electronics Co. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, we face competition primarily from OmniVision Technologies Inc., Samsung Electronics Co. Ltd. and Sony Corporation.

For wafer level optics products, we face competition primarily from Heptagon that was acquired by AMS AG.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2017.

The following table sets forth summary information for our subsidiaries as of March 31, 2017.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.0	%(1)
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.6	%(1)
Integrated Microdisplays Limited	LCOS design	Hong Kong	82.6	%(3)
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	California, USA	82.6	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	93.8	%(1)
Himax Imaging Corp.	IC design	California, USA	93.8	%(4)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	99.2	%(1)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.0	%(1)

(1) Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2) Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3) Indirectly, through our 82.6% ownership of Himax Display, Inc.

(4) Indirectly, through our 93.8% ownership of Himax Imaging, Ltd.

4.D. Property, Plant and Equipment

Our corporate headquarters are located at a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff.

We also lease office space in Taipei, Hsinchu and Tainan, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai, Ningbo, Wuhan, Hefei, Xiamen, Chongqing, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and Campbell, California, USA. The lease contracts may be renewed upon expiration.

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

We have begun construction of our new building in March 2017, located nearby the current headquarters. The new building will house the next generation LCOS and WLO production lines and provide extra office space. Upon completion, the new building is expected to have 41,500 square meters of usable space and occupy 51,100 square meters of land owned by us. Construction is expected to be completed and ready for personnel and equipment move-in by early 2018. More specifically, the Company has budgeted $50.0 to $55.0 million capital expenditures for the new office/fab construction in 2017, covering land, building, facilities and clean rooms. The capital expenditures budget for 2018 for the new building is around $10 million. The new building capital expenditures will be funded through our internal resources and banking facilities.

Additionally, to meet the strong demand of new customers for our WLO technology, we are accelerating our WLO capacity expansion. We expect to invest around $25.0 million in new WLO capacity during 2017, to be located in the existing headquarter building by retrofitting certain areas for the new equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, automobile, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive . We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D depth scanning and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, medical devices and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2016 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In the second half of 2015, over-supply issue happened to the large-sized TFT-LCD panel industry again. As high inventory level was built up in the first half of 2015 along with new capacity ramp from China panel makers, ASP pressure became intense as a result. In the first half of 2016, our large-sized display drivers suffered from another ASP erosion due to the oversupply in large-sized TFT-LCD panel industry. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution which creates a higher barrier of entry, less competition and higher profit margins.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2014, 2015 and 2016 was 75.5%, 76.4% and 75.8%, respectively. In 2016, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 48.1%, the cost of processed tape was 11.7%, the cost of assembly and testing was 39.5% and overhead was 0.7%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $11.3 million, $6.2 million and $10.1 million in 2014, 2015 and 2016, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $9.3 million, $4.5 million and $9.2 million in 2014, 2015 and 2016, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2014, 2015 and 2016 as reflected in our consolidated financial statements.

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

We made grants of 1,208,785 RSUs to our employees on September 28, 2016. The vesting schedule for such RSU grants is as follows: 91.93% of the RSU grants vested immediately and were settled by cash in the amount of $9.2 million on the grant date, with the remainder vesting equally on each of September 30, 2017, 2018 and 2019, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 26, 2014, September 25, 2015 and September 28, 2016 was $9.27, $7.92 and $8.30 per ADS, respectively, which was based on the trading price of our ADSs on that day.

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

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2014 and will expire on December 31, 2018. In addition, beginning January 1, 2014, Himax Semiconductor became entitled to a five-year tax exemption that will expire on December 31, 2018. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014, $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015 and $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

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

Our revenues generated from sales of display drivers for large-sized applications decreased in 2014 both in absolute amount and as a percentage of our total revenues, primarily due to the significant decrease in sales to Innolux as a result of the impact of the change of purchase policy by Innolux to diversify its display driver supply base from 2010. Revenues generated from sales of display drivers for large-sized applications decreased slightly in 2015. Notably, TV application grew over 20% year-over-year, the highest growth since 2011. Revenues from large-sized application increased 21.6% in 2016. The strong year-over-year growth originated from our focus in China starting in 2012 and our efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. Our revenues generated from sales of each of display drivers for mobile handsets applications, display drivers for consumer electronics applications and other non-driver products increased in 2014, primarily due to our increased market share for certain products, the larger market size for certain applications and a wider market adoption for some non-driver products. However, in 2015, display drivers for mobile handsets applications declined mainly due to our key Korean end-customer’s decision to substantially increase the portion of AMOLED panels in their smartphone portfolio and the weak smartphone sales in China. In addition, in 2015, the decline of worldwide tablet market resulted in the revenue decrease of display drivers for consumer electronics application despite strong growth of display drivers for automotive applications. In 2016, display drivers for mobile handsets applications rebounded well, reflecting our leading position in the Chinese smartphone market where demand was stimulated by the rising adoption of 4G network and our end brand customers performed strongly in 2016. Our non-driver products experienced tremendous growth during 2016, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$226,087	26.9	$224,423	32.4	$272,906	34.0
Display drivers for mobile handsets applications	238,467	28.4	170,705	24.7	191,845	23.9
Display drivers for consumer electronics applications	207,514	24.7	165,271	23.9	177,114	22.1
Others(1)	168,474	20.0	131,390	19.0	161,052	20.0
Total	$840,542	100.0	$691,789	100.0	$802,917	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics products, scaler, NRE incomes, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 18.1%, 20.1% and 22.4% of our revenues in 2014, 2015 and 2016, respectively. Customer B and its affiliates accounted for 19.6%, 21.1% and 15.2% of our revenues in 2014, 2015 and 2016, respectively.

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Customer A and its affiliates	$152,105	18.1	$138,801	20.1	$180,015	22.4
Customer B and its affiliates	164,552	19.6	146,209	21.1	121,972	15.2
Others	523,885	62.3	406,779	58.8	500,930	62.4
Total	$840,542	100.0	$691,789	100.0	$802,917	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2014, 2015 and 2016 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2014, 2015 and 2016, approximately 36.9%, 36.8% and 24.9% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 51.9%, 53.9% and 63.2% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2014, 2015 and 2016 were 10.9%, 13.6% and 11.9%, respectively.

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

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing an appropriate allowance for doubtful accounts, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2014, 2015 and 2016, we recognized bad debt expense of $0.6 million, $0.3 million and $0.6 million, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries of sales and marketing employees, including related employee welfare costs, travel expenses and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve greater economies of scale and operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans, and the 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015 and September 28, 2016 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $11.3 million, $6.2 million and $10.1 million in 2014, 2015 and 2016, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 25.3% in 2014, 34.7% in 2015 and 18.0% in 2016.

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

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2014 and will expire on December 31, 2018. In addition, beginning January 1, 2014, Himax Semiconductor is also entitled to a five-year tax exemption that will expire on December 31, 2018. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $2.8 million, $0.01 and $0.01 for the year ended December 31, 2014, respectively, $1.8 million, $0.01 and $0.01 for the year ended December 31, 2015, and $3.9 million, $0.01 and $0.01 for the year ended December 31, 2016, respectively. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2016, we based our share-based compensation cost on an assumed forfeiture rate of 9.0% per annum for RSUs issued in 2014, 0% per annum for RSUs issued in 2015 and 5.0% per annum for RSUs issued in 2016, respectively, under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2014, 2015 and 2016, the fair value of the ordinary shares underlying the RSUs granted to our employees was $9.27, $7.92 and $8.30 per unit, respectively, which was the closing price of our ADSs on September 26, 2014, September 25, 2015 and September 28, 2016, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing an appropriate allowance for doubtful accounts, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2008, we recognized a valuation allowance of $25.3 million for the probable credit loss relating to SVA-NEC. In December 2014, SVA NEC was declared bankrupt by the court and we would not be able to collect any of our remaining accounts receivable outstanding from SVA-NEC. Consequently, this receivable was written off and the related valuation allowance was reversed in 2014. In 2016, the allowance and related charge to earnings for sales returns and discounts increased for product quality issues. The allowance and related charge to earnings for doubtful accounts increased primarily due to a customer under reorganization. The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2014, 2015 and 2016 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2014	$15,359	$554	$(15,186)	$727
2015	$727	$310	$(262)	$775
2016	$775	$620	$-	$1,395

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2014	$929	$5,168	$(5,229)	$868
2015	$868	$8,887	$(8,982)	$773
2016	$773	$10,624	$(9,861)	$1,536

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2014, 2015 and 2016 were approximately $8.2 million, $9.8 million and $23.3 million, respectively, and were included in cost of revenues in our consolidated statements of income. The inventory write-downs amount in 2016 was related to certain aged inventories of traditional human vision CMOS image sensors and driver IC products. Earlier in 2016, we decided to focus our CIS business on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, we made a decision to expedite the sales of some aged inventories of human vision sensors. We believe it is appropriate that we write-down the inventory in 2016, as we anticipate the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For CMOS image sensors and Projection displays these two asset groups, we determined that the undiscounted cash flows expected to result from the use of the asset groups significantly exceeded their respective carrying amounts. The undiscounted expected cash flows significantly exceeded the carrying amounts for CMOS image sensors asset group as of December 31, 2014, 2015 and 2016, respectively. The undiscounted expected cash flows also significantly exceeded the carrying amounts for Projection displays asset group as of December 31, 2014, 2015 and 2016, respectively. No triggering events that would indicate potential impairment occurred for the other significant asset groups for the last three years. Consequently, we have not recognized any impairment charges on long-lived assets during the period from January 1, 2014 to December 31, 2016.

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

We have two operating segments, which are also reportable segments. We have determined that we have four reporting units. However, most of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2014, 2015 and 2016. The amount of such goodwill is immaterial.

For Driver IC reporting unit and Projection displays reporting unit in 2014, 2015 and 2016, management elected to use the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. Based on such qualitative assessments, management determined that it was not more-likely-than-not that the fair value of these reporting units are less than their respective carrying amounts. As such, performing the next step of the test impairment test for these reporting units was unnecessary. However, our conclusion could change in the future if market conditions change with respect to these reporting units.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. In 2015, the expenses for warranty increased for more product quality issues. However, customers asked to return the product when product quality issues happened, which resulted in less product warranty claims in 2016. The movement in accrued warranty costs for the years ended December 31, 2014, 2015 and 2016 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
2014	$121	$355	$(373)	$103
2015	$103	$1,121	$(997)	$227
2016	$227	$11	$(190)	$48

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

As of December 31, 2015 and 2016, we have not provided for retained earnings tax on the undistributed earnings of approximately $620.4 million and $642.6 million, respectively, of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $579.5 million and $642.1 million as of December 31, 2015 and 2016, respectively. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2015 and 2016, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $59.6 million and $105.9 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Balance at beginning of year	$483	$788	$1,335
Increase related to prior year tax positions	368	292	-
Decrease related to prior year tax positions	-	-	(292)
Increase related to current year tax positions	-	630	-
Settlements	-	(368)	-
Lapse of statute of limitations	(63)	(7)	(2)
Effect of exchange rate change	-	-	11
Balance at end of year	$788	$1,335	$1,052

With the exception of Himax Taiwan, Himax Semiconductor, Himax Technologies Korea Ltd., or Himax Korea, Himax Technologies Japan Ltd., Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances for regular tax of $$29.8 million, $32.4 million and $36.5 million as of December 31, 2014, 2015 and 216, respectively, and valuation allowances for undistributed earnings tax of $11.2 million, $11.9 million and $14.7 million as of December 31, 2014, 2015 and 2016, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carry-forwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2014	2015	2016
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.5	76.4	75.8
Research and development	10.9	13.6	11.9
General and administrative	2.4	2.7	2.5
Sales and marketing	2.5	2.8	2.4
Total costs and expenses	91.3	95.5	92.6
Operating income	8.7	4.5	7.4
Non-operating income, net	1.5	0.3	-
Income tax expense	2.6	1.7	1.3
Net income	7.6	3.1	6.1
Net loss attributable to noncontrolling interests	0.3	0.5	0.2
Net income attributable to Himax stockholders	7.9	3.6	6.3

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues increased by 16.1% to $802.9 million in 2016 from $691.8 million in 2015. The growth was from our driver and non-driver products both performed strongly. This increase was attributable mainly to a 21.6% increase in revenues from display drivers for the large-sized applications to $272.9 million in 2016 from $224.4 million in 2015, primarily originated from the Company’s focus in China starting in 2012 and its efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. This increase was also attributable mainly to a 9.8% increase in revenues from display drivers for mobile handsets and consumer electronics applications to $369.0 million in 2016 from $336.0 million in 2015. Contributing to this growth was the strong momentum in driver ICs for smartphone and automotive applications. Additionaly, a 22.6% increase in revenues from non-driver products to $161.0 million in 2016 from $131.4 million in 2015, due to higher LCOS and WLO shipments to a major AR customer in 2016, also contributed to the revenues growth. Our average selling prices increased by 3.8%, primarily due to the contribution from non-driver products, and our unit shipments increased by 11.8% as a result of the increased market share in our core driver IC business and experienced tremendous growth on our non-driver products during 2016.

Costs and Expenses. Costs and expenses increased by 12.5% to $743.7 million in 2016 from $661.1 million in 2015. As a percentage of revenues, costs and expenses decreased to 92.6% in 2016 compared to 95.5% in 2015.

•	Cost of Revenues. Cost of revenues increased to $608.6 million in 2016 from $528.7 million in 2015. The increase in cost of revenues was due primarily to an 11.8% increase in unit shipments in 2016, as compared to 2015. Inventory write-downs, which are included in cost of revenues, significantly increased to $23.3 million in 2016 from $9.8 million in 2015. The inventory write-downs amount in 2016 was related to certain aged inventories of traditional human vision CMOS image sensors and driver IC products. Earlier in 2016, we decided to focus our CIS business on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, we made a decision to expedite the sales of some aged inventories of human vision sensors. We believe it is appropriate that we write-down the inventory in 2016, as we anticipate the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together. As a percentage of revenues, cost of revenues decreased to 75.8% in 2016 from 76.4% in 2015. The gross margin increased was primarily due to a more favorable product mix in display drivers for mobile handsets and consumer electronics applications, increased LCOS and WLO shipments for AR applications and certain engineering fees from AR/VR new project engagements, which was partially offset by the aforementioned inventory write-down.

•	Research and Development. Research and development expenses increased by 1.5% to $95.8 million in 2016 from $94.4 million in 2015. This increase was primarily attributable to increases in salary expenses but partially offset by decreased tape-out expense. The increase in salary expenses was due primarily to a larger headcount of research and development staff, higher average salaries and higher RSU compensation.

•	General and Administrative. General and administrative expenses increased by 8.9% to $20.1 million in 2016 from $18.5 million in 2015, primarily as a result of increases in salary expenses. The increase in salary expenses was due to higher average salaries and higher RSU compensation.

•	Sales and Marketing. Sales and marketing expenses decreased by 3.9% to $18.5 million in 2016 from $19.3 million in 2015, primarily as a result of decreases in salary expenses. The decrease in salary expenses was due primarily to lower headcount of sales and marketing staff and partially offset by higher RSU compensation.

Non-Operating Income, net. We had net non-operating income of $0.2 million in 2016 compared to $2.2 million in 2015. We recognized interest income and dividend income of $1.2 million and $0.7 million, respectively in 2016, but offset by equity in losses of equity method investees and interest expense of $1.3 million and $0.6 million, respectively in 2016. Further, we recognized gain on disposal of investments, net of $2.0 million in 2015.

Income Tax Expense. Our income tax expense decreased to $10.7 million in 2016 from $11.4 million in 2015. Our effective income tax rate decreased to 18.0% from 34.7% in 2015. The decrease in our effective income tax rate was primarily attributable to the appreciated NT dollar against the U.S. dollar in 2016 compared to 2015. However, the depreciated NT dollar against the U.S. dollar in 2015 compared to 2014.

Net Income. As a result of the foregoing, our net income increased to $48.7 million in 2016 from $21.5 million in 2015 and net income attributable to Himax stockholders increased to $50.9 million in 2016 from $25.2 million in 2015.

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

Non-Operating Income, net. We had net non-operating income of $2.2 million in 2015 compared to $12.8 million in 2014. We recognized gain on disposal of investments, net of $2.0 million and $10.5 million in 2015 and 2014, respectively. Further, we recognized valuation gain on financial instruments of $1.3 million in 2014.

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

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Segment Revenues
Driver IC	$672,068	$560,399	$641,865
Non-Driver Products	168,474	131,390	161,052
Total	$840,542	$691,789	$802,917

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Segment Operating Income (loss)
Driver IC	$92,290	$59,506	$92,010
Non-Driver Products	(19,565)	(28,834)	(32,775)
Total	$72,725	$30,672	$59,235

Driver IC Segment

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Segment revenues. Our revenues from the Driver IC segment increased by 14.5% to $641.9 million in 2016 from $560.4 million in 2015. The increase was from all the driver product lines for large-size applications, mobile handsets application and consumer electronics application. The growth was attributable mainly to a 21.6% increase in revenues from display drivers for the large-sized applications, originated from the Company’s focus in China starting in 2012 and its efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. This increase was attributable to an 18.2% increase in unit shipments of our driver IC products but partially offset by a 3.1% decrease in our average selling price.

Segment operating income. Operating income from the Driver IC segment increased to $92.0 million in 2016 from $59.5 million in 2015. This increase was primarily attributable to an increase in revenues in 2016 as compared to 2015. As a percentage of segment revenues, segment operating income increased to 14.3% in 2016 from 10.6% in 2015. The increase was mainly from improved gross margin due to a more favorable product mix.

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

Segment operating income. Operating income from the Driver IC segment decreased to $59.5 million in 2015 from $92.3 million in 2014. This decrease was primarily attributable to a decrease in revenues in 2015 as compared to 2014. As a percentage of segment revenues, segment operating income decreased to 10.6% in 2015 from 13.7% in 2014. As the operating expense for the Driver IC little increased year-over-year, the decrease was mainly from the Driver IC segment revenues declined 16.6% year-over year.

Non-Driver Products Segment

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Segment revenues. Our revenues from the Non-Driver Products segment increased by 22.6% to $161.0 million in 2016 from $131.4 million in 2015. This growth was primarily due to higher LCOS and WLO shipments to a major AR customer in 2016. This increase was attributable mainly to a 39.4% increase in average selling price of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $32.8 million in 2016 from $28.8 million in 2015. The operating loss increases was attributable mainly to the abovementioned inventory write-downs related to certain aged inventories of traditional human vision CMOS image sensors.

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

As of December 31, 2016, we had total current assets of $703.0 million, total current liabilities of $324.7 million and cash and cash equivalents of $184.5 million. As of December 31, 2016, we had total short-term debt of $138.0 million with equal amount of cash and time deposits as collateral and did not have any outstanding long-term borrowings. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by operating activities	$93,719	$22,529	$84,672
Net cash provided by (used in) investing activities	10,644	(28,342)	(7,127)
Net cash used in financing activities	(46,204)	(49,608)	(22,715)
Net increase (decrease) in cash and cash equivalents	58,146	(55,637)	54,623
Cash and cash equivalents at beginning of period	127,320	185,466	129,829
Cash and cash equivalents at end of period	185,466	129,829	184,452

Operating Activities. Net cash provided by operating activities in 2016 was $84.7 million compared to $22.5 million in 2015. This increase in net cash provided by operating activities in 2016 was due primarily to improved profitability, a decrease in cash used for raw materials, assembly, testing process fees and inventories in 2016 compared to 2015, partially offset by a decrease in cash collected from customers in 2016 compared to 2015 as we had a relatively high accounts receivable balance at the end of year. Net cash provided by operating activities in 2015 was $22.5 million compared to $93.7 million in 2014. This decrease in net cash provided by operating activities in 2015 was due primarily to an increase in cash used for raw materials, assembly, testing process fees and inventories in 2015 compared to 2014, partially offset by an increase in cash collected from customers in 2015 compared to 2014 as we had a relatively high accounts receivable balance at the beginning of year.

Investing Activities. Net cash used in investing activities in 2016 was $7.1 million compared to $28.3 million in 2015. This decrease in net cash used in investing activities in 2016 was due primarily to a decrease in cash used for purchasing of investment securities in 2016 compared to 2015 but offset by an increase in cash used for other receivable from related parties in 2016 compared to 2015. Net cash used in investing activities in 2015 was $28.3 million compared to net cash provided by investing activities $10.6 million in 2014. This decrease in net cash provided by investing activities in 2015 was due primarily to a decrease in cash provided by disposal of investments to $1.7 million from $19.7 million in 2014 and an increase in cash used for purchasing of investment securities in 2015 compared to 2014.

Financing Activities. Net cash used in financing activities in 2016 was $22.7 million compared to $49.6 million in 2015. This decrease was due primarily to a decrease in distribution of cash dividends. Net cash used in financing activities in 2015 was $49.6 million compared to $46.2 million in 2014. This increase was due primarily to an increase in distribution of cash dividends and partially offset by an increase of $1.5 million proceeds from issuance of new shares by subsidiaries.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $10.9 million, $10.0 million and $7.9 million in 2014, 2015 and 2016, respectively. In 2017, our capital expenditures would include the construction of a new building, located nearby the current headquarters. The new building will house the next generation LCOS and WLO production lines and provide extra office space. We had budgeted $50.0 to $55.0 million capital expenditures for the new office/fab construction in 2017, covering land, building, facilities and clean rooms. The capital expenditures budget for 2018 for the new building is around $10 million. The new building capital expenditures will be funded through our internal resources and banking facilities. Additionally, to meet the strong demand of new customers for our WLO technology, we are accelerating our WLO capacity expansion. We expect to invest around $25.0 million in new WLO capacity during 2017, to be located in the existing headquarter building by retrofitting certain areas for the new equipment. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2014, 2015 and 2016, we incurred research and development expenses of $91.8 million, $94.4 million and $95.8 million, respectively, representing 10.9%, 13.6% and 11.9% of our revenues, respectively.

5.D. Trend Information

4K TVs, TFT TVs, smartphones and tablet PCs migrating toward high resolutions, and automotive applications are the main themes for large, small and medium-sized panels. There will be more and more similar products in the market where driver IC accounts for higher value content than before. Since 2012, we began to benefit from the rapid growth of smartphones and tablets and Chinese panel makers’ capacity expansion. Business rebounded strongly as years of investment in customer and product mix change came to fruition. We gained share in markets of all panel sizes. Large panel driver ICs resumed growth and showed continuous momentum thanks to the added capacities from China and higher 4K TV penetration. On the small and medium sized front, sales hit historical high in the last quarter of 2014, signaling our dominant market share in this competitive segment. Although small and medium-sized panel display drivers suffered a temporary setback in 2015 due to a Korean customer’s strategic change of increasing the portion of AMOLED panels in their smartphone portfolio, weak China smartphone sales and softness of global tablet market, we remain the leading supplier of small and medium-sized driver IC for panel makers and module houses across Taiwan, Korea, China and Japan. Our small and medium-sized driver IC business rebounded well in 2016 as a result of the strong momentum in driver ICs for smartphone and automotive applications. As the Chinese smartphone market where demand was stimulated by the rising adoption of 4G network and our end brand customers performed strongly, our smartphone driver IC business grew strongly in 2016. Furthermore, Driver ICs for automotive applications continued its growth trajectory as more panels were going into vehicles. Lastly, as smartphone brand customers have increasingly adopted AMOLED and in-cell TDDI panels in their new models, we believe AMOLED driver ICs and TDDI will be the critical future growth engines of small panel driver IC business. Our end customers include influential names in China, Korea, and the U.S. However, continued growth momentum in the smartphone market has attracted more competitors and unavoidable pricing pressure.

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

We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. The non-driver category is our most exciting long-term growth engine and a differentiator for the Company. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. We expect that our non-driver businesses will continue to account for an increasing percentage of our sales.

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

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance-Sheet Arrangements

As of December 31, 2016, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2016, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term debt	138,000	138,000	-	-	-
Operating lease obligations	3,329	1,623	956	362	388
Purchase obligations(1)	130,863	130,863	-	-	-
Other obligations(2)	2,476	2,202	274	-	-
Total	274,668	272,688	1,230	362	388

Notes:	(1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

(2)	Includes obligations under license agreements and donations for laboratory commitments.

As of December 31, 2016, the short-term debt consisted of bank loans with interest rates per annum that ranged from 0.32% to 0.55%, and cash, cash equivalents and marketable securities totaling $138,000 thousand are pledged as collateral.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2014, 2015 and 2016, rental expenses for operating leases amounted to $2.1 million, $2.1 million and 2.1million, respectively. The lease arrangements will expire gradually from 2017 to 2024. As of December 31, 2016, we agreed to make future minimum lease payments of $1.6 million, $0.6 million, $0.3 million, $0.2 million and $0.2 million in 2017, 2018, 2019, 2020 and 2021, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2016, the remaining commitments under such contracts were $3.8 million. These outstanding contracts had a total contract value of $5.2 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2016, our contractual obligations pursuant to such arrangements amounted to approximately $89.2 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2016 were $2.8 million compared to $2.5 million and $2.3 million in 2015 and 2014, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2016 were $2.8 million compared to $2.5 million and $2.4 million in 2015 and 2014, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the changes of the consumer price index in Taiwan were 1.2%, -0.3% and 1.4% in 2014, 2015 and 2016, respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), regarding the accounting for and disclosures of revenue recognition, with an effective date for annual and interim periods beginning after December 15, 2016. This update provides a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date, of the previously issued revenue recognition guidance, by one year. The guidance will be effective for annual and interim periods beginning after December 15, 2017. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company has evaluated the effect ASU 2014-09 will have on its consolidated financial statements and does not expect the new standard to have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2019, permits early adoption, and mandates a modified retrospective transition method. The Company will adopt ASU 2016-02 on January 1, 2020. The Company has evaluated the effect ASU 2016-02 will have on its consolidated financial statements and does not expect the new standard to have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, which requires the Company to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 is effective for the Company for annual periods in fiscal years beginning after December 15, 2017, and requires modified retrospective adoption. The Company will adopt ASU 2016-16 on January 1, 2018 and does not expect the new standard to have a material effect on the Company’s consolidated financial statements.

For further information about recently adopted accounting standard updates and recently issued accounting standard updates, see notes 2(v) and 2(w), respectively, to our consolidated financial statements.

We are considering to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) to prepare our consolidated financial statements from January 1, 2018.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2017. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	59	Chairman of the Board
Jordan Wu	56	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	68	Director
Yuan-Chuan Horng	65	Director
Hsiung-Ku Chen	65	Director
Jackie Chang	57	Chief Financial Officer
Norman Hung	59	Vice President, Sales and Marketing

Note: Chih-Chung Tsai retired as our Chief Technology Officer and Senior Vice President, with effect from June 30, 2016.

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

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng has retired from the position of the vice president of the Finance Division of China Steel Corporation effective November 30, 2016. Mr. Horng held various positions including general manager, assistant vice president and vice president in the Finance Division of China Steel Corporation Group over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2016, the aggregate cash compensation that we paid to our executive officers was approximately $0.9 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.3 million. In 2016, our executive officers voluntarily abandon the number of RSUs to be granted proposed by the compensation committee and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2016, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2016 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Total Cash Award Granted (in thousands)	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs	Unvested Portion of cash award (in thousands)
Dr. Biing-Seng Wu	-	-	-	-	-
Jordan Wu	-	-	-	-	-
Dr. Yan-Kuin Su	-	-	-	-	-
Yuan-Chuan Horng	-	-	-	-	-
Hsiung-Ku Chen	-	-	-	-	-
Jackie Chang	2,711	68	5,422	-	68
Norman Hung	2,711	68	5,422	-	68

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

6.D. Employees

As of December 31, 2014, 2015 and 2016, we had 1,772, 1,885 and 2,125 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2016:

Function	Number
Research and development(1)	1,255
Engineering and manufacturing(2)	432
Sales and marketing(3)	304
General and administrative	134
Total	2,125

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Taiwan and Himax Display, our subsidiaries focused on design and manufacturing of WLO and LCOS products.

(3)	Includes field application engineers.

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

Duration. Generally, the plan will terminate five years from the effective date of the plan. But, the 2011 Plan was amended and restated by extending its duration for three (3) years to September 6, 2019, which was approved by our shareholders at the annual general meeting held on August 31, 2016. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

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

We made grants of 1,208,785 RSUs to our employees on September 28, 2016. The vesting schedule for such RSU grants is as follows: 91.93% of the RSU grants vested immediately and were settled by cash in the amount of $9.2 million on the grant date, with the remainder vesting equally on each of September 30, 2017, 2018 and 2019, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2017, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,347,168	20.7%
Jordan Wu	28,424,103	8.3%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Jackie Chang	14,522	-
Norman Hung	528,930	0.2%

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

As of March 31, 2017, 344,007,418 of our shares were outstanding. We believe that, of such shares, 215,935,016 shares in the form of ADSs were held by approximately 37,575 holders in the United States as of March 31, 2017.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2017, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,347,168	20.7%
Jordan Wu(2)	28,424,103	8.3%
All directors and executive officers as a group(3)	101,230,827	29.4%

Note:	(1)	Dr. Biing-Seng Wu directly owns 297,640 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd, respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,347,168 ordinary shares, representing approximately 20.7% of the outstanding ordinary shares.

(2)	Jordan Wu directly owns 242,989 ordinary shares. Jordan Wu beneficially owns 9,243,994 ordinary shares and 1,780,730 ordinary shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu. In addition, Jordan Wu together with his wife may be attributed beneficial ownership of 17,156,390 Shares held in trust for the benefit of their children. Jordan Wu therefore may be deemed to have shared power to vote or dispose of 28,181,114 Shares. Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,424,103 ordinary shares, representing approximately 8.3% of the outstanding ordinary shares.

(3)	The Percentage of shares beneficially owned by all directors and executive officers as a group decreased to 29.4% as of March 31, 2017 from 31.5% as of March 31, 2016. The decrease was due to the retirement of our Chief Technology Officer, Chih-Chung Tsai, and his percentage of shares owned as of March 31, 2016 was 2.1%.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee-Viewsil Microelectronics (Kunshan) Limited, in 2016, we purchased raw materials and components from VST amounting to $0.6 million and the related payable had not been paid as of December 31, 2016. Additionally, we made an interest free loan of $7.2 million to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2017. We may consider providing further future loans to VST.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with amended ROC Company Act and regulations and Himax Taiwan’s amended articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital) ;

•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;

•	dividends for preferred shares, if any; and

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2012	2.46	0.99	337.3
2013	15.23	2.40	6,410.8
2014	16.15	5.70	5,923.9
2015	9.49	5.65	2,591.1
First quarter	9.49	6.27	3,382.6
Second quarter	8.99	5.85	2,738.6
Third quarter	8.755	5.65	2,040.1
Fourth quarter	8.99	5.77	2,242.6
2016	12.00	5.85	3,210.1
First quarter	12.00	6.26	2,818.0
Second quarter	11.50	8.11	3,092.5
Third quarter	10.95	7.26	3,433.0
Fourth quarter	9.17	5.85	3,482.8
October	9.17	7.82	3,288.9
November	8.11	7.10	2,599.7
December	7.73	5.85	4,559.6
2017
First quarter	9.68	4.88	4,838.7
January	6.3904	5.00	3,831.5
February	7.61	4.88	5,695.4
March	9.68	6.84	5,006.9
April(through April 7)	9.48	8.70	3,612.7

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2016.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2016, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2016, approximately 51% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2016, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2016 , we received payments of $1.1 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Himax Technologies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Himax Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Himax Technologies, Inc. and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated April 12, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Taipei, Taiwan (the Republic of China)
April 12, 2017

Changes in Internal Control over Financial Reporting

In 2016, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2015 and 2016.

	Year ended December 31,
Services	2015	2016
Audit Fees(1)	$740,000	$775,000
Tax Fees(2)	6,000	-
All Other Fees(3)	17,000	149,000
Total	$763,000	$924,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax fees. This category consists of fees for tax consulting.

(3)	All Other Fees. This category consists of fees in relation to our possible future adoption of IFRS, transfer pricing reports and audit of conflict mineral report.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm.

(b) Consolidated Balance Sheets as of December 31, 2015 and 2016.

(c) Consolidated Statements of Income for the years ended December 31, 2014, 2015 and 2016.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2015 and 2016.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016.

(g) Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)
2.3	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as depositary, and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (file no. 333-181416) filed with the Securities and Exchange Commission on May 15, 2012.)
4.1	Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016. (Incorporated herein by reference to Exhibit 99.4 to the Registrant’s report of foreign private issuer on Form 6-k filed on July 12, 2016.)
4.2*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)
8.1	List of Subsidiaries.
12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG, Independent Registered Public Accounting Firm.
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: April 12, 2017

HIMAX TECHNOLOGIES, INC.

101

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 12, 2017

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2016

(in thousands of US dollars)

	December 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$129,829	184,452
Investments in marketable securities available-for-sale	18,511	10,157
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $1,548 and $2,931 at December 31, 2015 and 2016, respectively	177,198	190,998
Inventories	171,374	149,748
Deferred income taxes	3,306	5,065
Restricted cash, cash equivalents and marketable securities	180,442	138,200
Other receivable from related party	-	7,150
Prepaid expenses and other current assets	17,175	17,195
Total current assets	697,835	702,965

Investment in non-marketable equity securities	11,211	12,242
Equity method investments	3,648	2,362
Property, plant and equipment, net	54,461	48,172
Deferred income taxes	871	1,050
Goodwill	28,138	28,138
Other intangible assets, net	4,161	3,170
Restricted marketable securities	121	124
Other assets	1,891	1,411
	104,502	96,669
Total assets	$802,337	799,634

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2015 and 2016

(in thousands of US dollars, except share and per share data)

	December 31,
	2015	2016
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$180,000	138,000
Accounts payable	124,423	142,269
Accounts payable to related party	-	576
Income taxes payable	12,139	14,155
Deferred income taxes	138	25
Other accrued expenses and other current liabilities	36,030	29,721
Total current liabilities	352,730	324,746
Income taxes payable	1,148	519
Accrued pension liabilities	1,063	1,064
Deferred income taxes	123	60
Other liabilities	2,276	1,438
Total liabilities	357,340	327,827

Redeemable noncontrolling interest	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 343,815,424 shares and 344,007,418 shares outstanding at December 31, 2015 and 2016, respectively	107,010	107,010
Additional paid-in capital	105,355	106,350
Treasury shares, at cost (12,884,058 shares and 12,692,064 shares at December 31, 2015 and 2016, respectively)	(9,157)	(9,020)
Accumulated other comprehensive loss	(1,879)	(2,467)
Unappropriated retained earnings	237,375	265,860
Total Himax Technologies, Inc. stockholders’ equity	438,704	467,733
Noncontrolling interests	2,637	418
Total equity	441,341	468,151
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and equity	$802,337	799,634

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2014, 2015 and 2016

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2014	2015	2016

Revenues	$840,542	691,789	802,917

Costs and expenses:
Cost of revenues	634,660	528,651	608,605
Research and development	91,839	94,422	95,820
General and administrative	20,192	18,470	20,119
Bad debt expense	554	310	620
Sales and marketing	20,572	19,264	18,518
Total costs and expenses	767,817	661,117	743,682

Operating income	72,725	30,672	59,235

Non operating income (loss):
Interest income	728	710	1,221
Dividend income	-	-	700
Gains on sale of securities, net	10,471	1,993	10
Equity in losses of equity method investees	(80)	(77)	(1,277)
Valuation gain on financial instruments	1,255	-	-
Impairment loss on investments	(309)	-	-
Foreign currency exchange gains (losses), net	1,077	(43)	167
Interest expense	(518)	(514)	(633)
Other income (loss), net	145	126	(5)
	12,769	2,195	183
Earnings before income taxes	85,494	32,867	59,418
Income tax expense	21,591	11,405	10,671
Net income	63,903	21,462	48,747
Net loss attributable to noncontrolling interests	2,695	3,733	2,165
Net income attributable to Himax Technologies, Inc. stockholders	$66,598	25,195	50,912

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.19	0.07	0.15
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.19	0.07	0.15
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.39	0.15	0.30
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.39	0.15	0.30

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2015 and 2016

(in thousands of US dollars)

	Year Ended December 31,
	2014			2015		2016

Net income	$		63,903		21,462		48,747
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:			(2)		(294)		(71)
Unrealized holding losses on available-for-sale marketable securities arising during the period		(33)		(71)		(61)
Reclassification adjustment for realized losses (gains) included in net income		31		(223)		(10)
Foreign currency translation adjustments, net of tax of nil			(169)		(573)		(479)
Net unrecognized actuarial gain (loss), net of tax of $43, $(168) and $6 in 2014, 2015 and 2016, respectively			281		(778)		1
Comprehensive income			64,013		19,817		48,198
Comprehensive loss attributable to noncontrolling interests			2,681		3,815		2,126
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$		66,694		23,632		50,324

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2014, 2015 and 2016

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Balance at January 1, 2014	356,700	$107,010	106,636	(15,650)	(11,120)	(412)	247,710	449,824	(1,265)	448,559
Restricted stock vested	-	-	(976)	1,375	976	-	-	-	-	-
Share-based compensation expenses	-	-	1,929	-	-	-	-	1,929	-	1,929
Excess tax benefits from restricted stock vested	-	-	1,232	-	-	-	-	1,232	-	1,232
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(1,013)	-	-	-	-	(1,013)	(381)	(1,394)
Declaration of cash dividends, $0.135 per share	-	-	-	-	-	-	(46,042)	(46,042)	-	(46,042)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	66,598	66,598	(2,695)	63,903
Other comprehensive income	-	-	-	-	-	96	-	96	14	110
Balance at December 31, 2014	356,700	$107,010	107,808	(14,275)	(10,144)	(316)	268,266	472,624	(4,327)	468,297

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

 Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2014, 2015 and 2016

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

 Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2014, 2015 and 2016

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(137)	192	137	-	-	-	-	-
Share-based compensation expenses	-	-	1,132	-	-	-	-	1,132	54	1,186
Adjustment from previously unrecognized excess tax benefits	-	-	-	-	-	-	141	141	-	141
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	-	-	-	-	(220)	(220)	(147)	(367)
Declaration of cash dividends, $0.065 per share	-	-	-	-	-	-	(22,348)	(22,348)	-	(22,348)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	50,912	50,912	(2,165)	48,747
Other comprehensive income (loss)	-	-	-	-	-	(588)	-	(588)	39	(549)
Balance at December 31, 2016	356,700	$107,010	106,350	(12,693)	(9,020)	(2,467)	265,860	467,733	418	468,151

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2015 and 2016
(in thousands of US dollars)

	Year Ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net income	$63,903	21,462	48,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,592	14,164	13,756
Bad debt expense	554	310	620
Share-based compensation expenses	1,929	1,818	1,186
Loss (gain) on disposals of property and equipment	(2)	(2)	26
Gain on disposals of equity method investment	-	(88)	-
Gain on disposals of investment in non-marketable equity securities, net	(10,502)	(1,682)	-
Loss (gain) on disposals of marketable securities, net	31	(223)	(10)
Impairment loss on investment	309	-	-
Equity in losses of equity method investees	80	77	1,277
Valuation gain on financial instruments	(1,255)	-	-
Deferred income tax expense (benefit)	3,816	4,148	(1,978)
Inventories write downs	8,198	9,785	23,342
Changes in:
Accounts receivable	(19,211)	41,656	(14,602)
Inventories	3,096	(15,054)	(1,716)
Prepaid expenses and other current assets	1,053	2,067	(647)
Accounts payable	28,038	(54,905)	17,846
Accounts payable to related party	-	-	576
Income taxes payable	2,357	(6,475)	1,389
Other accrued expenses and other current liabilities	(3,262)	5,987	(5,164)
Other liabilities	(5)	(516)	24
Net cash provided by operating activities	93,719	22,529	84,672
Cash flows from investing activities:
Purchases of property, plant and equipment	(10,931)	(9,982)	(7,902)
Proceeds from disposals of property and equipment	1	8	9
Purchases of available-for-sale marketable securities	(23,766)	(63,051)	(30,248)
Proceeds from disposals of available-for-sale marketable securities	22,021	46,720	38,532
Purchases of investment in non-marketable equity securities	-	-	(1,600)
Proceeds from disposals of investment in non-marketable equity securities	19,691	1,682	-
Proceeds from capital reduction of investment	1,168	-	568
Purchase of equity method investment	-	(3,708)	(37)
Proceeds from disposals of equity method investment	-	179	-
Proceeds from (repayments of) refundable deposits, net	(237)	(304)	461
Releases (pledges) of restricted marketable securities	2,697	(227)	240
Cash paid for loan made to related party	-	-	(7,150)
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	-	341	-
Net cash provided by (used in) investing activities	10,644	(28,342)	(7,127)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2014, 2015 and 2016

(in thousands of US dollars)

	Year Ended December 31,
	2014	2015	2016
Cash flows from financing activities:
Payments of cash dividends	$(46,042)	(51,364)	(22,348)
Excess tax benefits from share-based compensation	1,232	771	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	83	-	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	38	22	9
Purchases of subsidiary shares from noncontrolling interests	(1,515)	(503)	(376)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(24,500)	(50,000)	42,000
Proceeds from issuances of new shares by subsidiaries	-	1,466	-
Proceeds from short-term debt	417,500	412,303	230,000
Repayments of short-term debt	(393,000)	(362,303)	(272,000)
Net cash used in financing activities	(46,204)	(49,608)	(22,715)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(13)	(216)	(207)
Net increase (decrease) in cash and cash equivalents	58,146	(55,637)	54,623
Cash and cash equivalents at beginning of year	127,320	185,466	129,829
Cash and cash equivalents at end of year	$185,466	129,829	184,452
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$592	516	637
Income taxes	$13,311	12,505	11,534
Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchase of property, plant and equipment	$10,385	10,567	6,570
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	546	(585)	1,332
Cash paid	$10,931	9,982	7,902

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2015	2016

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	81.80%	82.55%
Integrated Microdisplays Limited	LCOS design	Hong Kong	81.80%	82.55%
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	California, USA	81.80%	82.55%
Himax Analogic, Inc.	IC design and sales	ROC	98.61%	98.62%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2015	2016

Himax Imaging, Ltd.	IC design and sales	ROC	93.65%	93.84%
Himax Imaging Corp.	IC design	California, USA	93.65%	93.84%
Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	99.21%	99.21%
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.00%	64.00%

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D depth scanning and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things.

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2015 and 2016, the Company had $5,918 thousand and $13,055 thousand of cash equivalents, respectively, in Chinese Renminbi and US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2015 and 2016, cash and time deposits in the amount of $180,000 thousand and $138,000 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2015 and 2016 consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

As of December 31, 2015 and 2016, the Company had $563 thousand and $324 thousand, respectively, of restricted marketable securities in NT dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

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

December 31, 2014, 2015 and 2016

(e)	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of collectability of accounts receivable on a monthly basis. In establishing an appropriate allowance for doubtful accounts, management considers the historical collection experience, current receivable aging and the current trend in the credit quality of the Company’s customers. Management reviews its allowance for doubtful accounts quarterly. Account balance is charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventories

Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test, and are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads. The Company also writes down excess and obsolete inventories to their estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect the Company’s operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, the Company may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on the Company’s operating income.

(g)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 3 to 10 years, others 2 to 10 years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 10 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

December 31, 2014, 2015 and 2016

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

For Driver IC reporting unit and Projection displays reporting unit in 2014, 2015 and 2016, management qualitatively assessed whether it is more likely than not that the respective fair values of these reporting units are less than their carrying amounts, including goodwill. Based on that assessment, management determined that this condition, for these reporting units, does not exist. As such, performing the first step of the two-step test impairment test for these reporting units was unnecessary.

As of December 31, 2014, 2015 and 2016, goodwill in Segment Driver IC and Segment Non-driver products was $26,846 thousand and $1,292 thousand, respectively.

(i)	Other Intangible Assets

Acquired intangible assets include patents and developed technology acquired in a business combination at December 31, 2015 and 2016. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 15 years and technology 7 years.

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

December 31, 2014, 2015 and 2016

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2014, 2015 and 2016, were $9 thousand, $7 thousand and $16 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount more likely than not to be realized.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2014	2015	2016

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$66,598	25,195	50,912
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	342,190	343,570	344,655
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.19	0.07	0.15

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Year Ended December 31,
	2014	2015	2016

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$66,598	25,195	50,912
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	342,190	343,570	344,655
Unvested RSUs (in thousands)	1,807	562	69
	343,997	344,132	344,724
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.19	0.07	0.15

(r)	Share-Based Compensation

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

December 31, 2014, 2015 and 2016

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Net income attributable to Himax Technologies, Inc. stockholders	$66,598	25,195	50,912
Transfers (to) from the noncontrolling interests:
Increase in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	131	32	9
Decrease in Himax Technologies, Inc.’s paid-in capital and retained earnings for purchase of shares of subsidiaries	(1,144)	(1,036)	(229)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$65,585	24,191	50,692

(u)	Fair Value Measurements

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

December 31, 2014, 2015 and 2016

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

(v)	Recently Adopted Accounting Standard Update

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market value to the lower of cost and net realizable value. ASU 2015-11 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016. The Company elected to early adopt the new standard for the current reporting period, which is permitted and there is no material effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for share-based payment transaction, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016, and requires modified retrospective adoption. The Company elected to early adopt the new standard for the current reporting period, which is permitted and there is no material effect on the Company’s consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

(w)	Recently Issued Accounting Standard Update

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, and related valuation allowances, to be classified as noncurrent on the Company’s consolidated balance sheets. ASU 2015-17 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016, and requires either prospective or retrospective adoption. The Company will adopt ASU 2015-17 on January 1, 2017. As of December 31, 2016, the Company had $5,065 thousand and $25 thousand reported as current deferred income tax assets and liabilities, respectively, that will be reclassified to noncurrent deferred income tax assets and liabilities on January 1, 2017.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for the Company for annual periods in fiscal years beginning after December 15, 2017, permits early adoption, and requires retrospective adoption. The Company will adopt ASU 2016-18 on January 1, 2018. If the new ASU had been early adopted in 2016, cash inflow form release of restricted cash, cash equivalents and marketable securities would have decreased to $20,000 thousand from $42,000 thousand; therefore, net cash used in financing activities would have increased to $44,715 thousand from $22,715 thousand and net increase in cash and cash equivalents would have decreased to $32,623 thousand from $54,623 thousand for the year ended December 31, 2016 as presented in the consolidated statements of cash flows. The adoption of the new ASU would not have any impact on the amounts reporting for cash flows from operating and investing activities in the consolidated statements of cash flows.

Note 3.	Acquisition

On November 16, 2015, the Company infused cash of $1,780 thousand into Liqxtal Technology Inc. (“Liqxtal”) in exchange for 64 percent of the outstanding common shares of Liqxtal. Acquisition costs, which are charged to expense as incurred, were insignificant. The results of Liqxtal’s operations have been included in the Company’s consolidated financial statements since that date. The amounts of Liqxtal’s revenues and losses included in the consolidated statements of income from the acquisition date to the period ended December 31, 2015 were nil and $30 thousand, respectively. Liqxtal mainly develops the technology on Liquid Crystal Lens (“LC Lens”). As a result of the acquisition, the Company is expected to further strengthen the Company’s competitiveness in the head-mounted displays with the addition of technology resources.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 4.	Investments in Marketable Securities Available-for-Sale

Following is a summary of marketable securities as of December 31, 2015 and 2016:

	December 31, 2015
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$5,546	2	(120)	5,428
Money market fund	13,244	18	(179)	13,083
Total	$18,790	20	(299)	18,511

	December 31, 2016
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$5,539	-	(399)	5,140
Money market fund	4,968	49	-	5,017
Total	$10,507	49	(399)	10,157

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2015 and 2016 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2014, 2015 and 2016 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
		(in thousands)

Year 2014	$22,021	15	(46)
Year 2015	$46,720	261	(38)
Year 2016	$38,532	137	(127)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2014, 2015 and 2016 is as follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2014	$15,359	554	(15,186)	727
Year 2015	$727	310	(262)	775
Year 2016	$775	620	-	1,395

Allowance for sales returns and discounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2014	$929	5,168	(5,229)	868
Year 2015	$868	8,887	(8,982)	773
Year 2016	$773	10,624	(9,861)	1,536

Note 6.	Equity Method Investments

As of December 31, 2015 and 2016, equity method investments consisted of the following:

	December 31,
	2015		2016
	Amount	Holding %	Amount	Holding %
	(in thousands)

Viewsil Microelectronics (Kunshan) Limited	$3,629	49.00	2,318	49.00
Iris Optronics Co., Ltd.	19	1.98	44	2.06
	$3,648		2,362

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Viewsil Microelectronics (Kunshan) Limited (“Viewsil”) mainly engaged in IC design and sales and was purchased in March 2015. As of December 31, 2015 and 2016, the difference between the carrying amount of the Company’s investment in Viewsil and the underlying equity in the net assets of Viewsil was $1,897 thousand which represents investor level goodwill. For the years ended December 31, 2015 and 2016, the Company’s equity in losses of Viewsil was $71 thousand and $1,266 thousand, respectively.

The Company sold the investments in Create Electronic Optical Co., Ltd. in January 2015 for proceeds of $179 thousand and recognized gain on sale of securities of $88 thousand, which is included in “Gains on sale of securities, net”.

As of December 31, 2016, it was not practicable for management to estimate the fair values of the Company’s investments in Viewsil and Iris due to the lack of quoted market price and the inability to estimate the fair values without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

Note 7.	Inventories

As of December 31, 2015 and 2016, inventories consisted of the following:

	December 31,
	2015	2016
	(in thousands)

Finished goods	$58,337	54,357
Work in process	60,632	57,076
Raw materials	52,337	38,273
Supplies	68	42
	$171,374	149,748

Inventory write-downs were $8,198 thousand, $9,785 thousand and $23,342 thousand for the years ended December 31, 2014, 2015 and 2016, respectively, and are included in cost of revenues.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 8.	Other Intangible Assets, Other than Goodwill

	December 31, 2015
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)
Amortized intangible assets:
Technology	$6,889	7 years	2,787
Patents	100	15 years	41
Total	$6,989		2,828

	December 31, 2016
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)
Amortized intangible assets:
Technology	$6,889	7 years	3,771
Patents	100	15 years	48
Total	$6,989		3,819

Amortization expense for the years ended December 31, 2014, 2015 and 2016 was $953 thousand, $852 thousand and $991 thousand, respectively. Estimated amortization expense for the next five years is $991 thousand in 2017 and 2018, $602 thousand in 2019, and $214 thousand in 2020 and 2021.

Note 9.	Property, Plant and Equipment

	December 31,
	2015	2016
	(in thousands)

Land	$14,328	14,328
Building and improvements	22,460	22,821
Machinery	42,770	42,687
Research and development equipment	25,949	26,695
Software	13,260	12,902
Office furniture and equipment	10,655	11,210
Others	24,793	27,269
	154,215	157,912
Accumulated depreciation and amortization	(101,373)	(111,915)
Prepayment for purchases of land and equipment	1,619	2,175
	$54,461	48,172

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Depreciation and amortization of these assets for the years ended December 31, 2014, 2015 and 2016 were $13,639 thousand, $13,312 thousand and $12,765 thousand, respectively.

Note 10.	Investments in Non-Marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2015 and 2016:

	December 31,
	2015	2016
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$625	488
Chi Lin Technology Co., Ltd.	432	432
Jetronics International Corp.	432	-
C Company	8,962	8,962
TIEF Fund, L. P.	-	1,600
eTurboTouch Technology Inc.	477	477
Oculon Optoelectronics Inc.	-	-
Shinyoptics Corp.	283	283
	$11,211	12,242

Chi Lin Optoelectronics Co., Ltd. reduced its capital and returned $137 thousand to the Company in December 2016. Jetronics International Corp. reduced its capital and returned $1,168 thousand and $431 thousand to the Company in October 2014 and June 2016, respectively. Jetronics International Corp. was liquidated in September 2016.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

As of December 31, 2015 and 2016, except for the above impaired investments, the fair values of the Company’s investments in non-marketable equity securities were not estimated because management did not identify events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments, and it was not practicable for management to estimate the fair values of these investments due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2015	2016
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$9,217	7,503
Payable for purchases of equipment	2,950	1,615
Accrued software maintenance	1,750	891
Accrued payroll and related expenses	7,780	6,958
Accrued professional service fee	1,066	923
Sales received in advance	3,655	1,193
Accrued warranty costs	227	48
Accrued insurance, welfare expenses, etc.	9,385	10,590
	$36,030	29,721

The movement in accrued warranty costs for the years ended December 31, 2014, 2015 and 2016 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Year 2014	$121	355	(373)	103
Year 2015	$103	1,121	(997)	227
Year 2016	$227	11	(190)	48

Note 12.	Short-Term Debt

In 2015 and 2016, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.32% to 0.45% and 0.32% to 0.55%, respectively, and cash, cash equivalents and marketable securities totaling $180,000 thousand and $138,000 thousand are pledged as collateral, respectively.

As of December 31, 2016, unused credit lines amounted to $285,511 thousand and will expire between March 2017 and November 2017. Among which, $23,000 thousand will expire in March 2017.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 13.	Government Grants

The Company entered into several contracts with Institute for Information Industry (III) during 2014, 2015 and 2016 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority		Total Grant		Execution Period	Product Description
		(in thousands)

III	NT$	72,000	(US$2,416)	January 2013 to June 2014	MEMS Development Program
III		27,500	(US$923)	April 2013 to December 2014	Wafer-Level Lens Development Program
III		135,000	(US$4,265)	August 2014 to July 2017	LCOS Display Module Development Program

Government grants recognized by the Company as a reduction of research and development expense in the consolidated statements of income in 2014, 2015 and 2016 were $1,879 thousand, $1,508 thousand and $1,431 thousand, respectively.

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2014, 2015 and 2016, based on the contribution called for was $2,304 thousand, $2,455 thousand and $2,827 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $125 thousand to its pension fund maintained with the Bank of Taiwan and $3,400 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2017.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,012 thousand, $1,445 thousand, and $1,371 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company uses a measurement date of December 31 for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2015	2016
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,619	3,535
Service cost	-	16
Interest cost	61	72
Actuarial loss	1,097	31
Effect of foreign currency rate changes	(242)	214
Benefit obligation at end of year	3,535	3,868
Change in plan assets:
Fair value at beginning of year	2,705	2,803
Actual return on plan assets	70	21
Employer contribution	119	124

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	December 31,
	2015	2016
	(in thousands)
Effect of foreign currency rate changes	(91)	44
Fair value at end of year	2,803	2,992
Funded status	$(732)	(876)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$331	188
Accrued pension liabilities	(1,063)	(1,064)
Net amount recognized	$(732)	(876)

Amounts recognized in accumulated other comprehensive loss was net actuarial loss of $1,128 thousand, $1,906 thousand and $1,905 thousand at December 31, 2014, 2015 and 2016, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $1,211 thousand and $1,332 thousand at December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2014, 2015 and 2016, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Service cost	$-	-	16
Interest cost	64	61	72
Expected return on plan assets	(52)	(54)	(52)
Net amortization	74	59	99
Net periodic pension cost	$86	66	135

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2017 is $100 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

At December 31, 2015 and 2016, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2015	2016

Discount rate	2.00%	1.80%
Rate of increase in compensation levels	5.00%	5.00%

For the years ended December 31, 2014, 2015 and 2016, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2014	2015	2016
	Whole

Discount rate	2.25%	2.00%	1.80%
Rate of increase in compensation levels	4.00%	5.00%	5.00%
Expected long-term rate of return on pension assets	2.25%	2.00%	1.80%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $16 thousand in 2017, $95 thousand in 2018, $22 thousand in 2019, $35 thousand in 2020, $14 thousand in 2021 and $1,241 thousand from 2022 to 2026.

Note 15.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Cost of revenues	$121	110	224
Research and development	7,610	4,289	7,586
General and administrative	1,688	865	1,210
Sales and marketing	1,847	1,010	1,389
Total compensation recognized in income	$11,266	6,274	10,409
Income tax benefit	$2,437	1,342	2,164

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The above income tax benefit excluded an excess tax benefit or a tax deficiency. For the year ended December 31, 2016, the tax deficiency was $142 thousand.

(a)	Long-term Incentive Plan

On September 7, 2011, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

On September 28, 2016, the Company’s compensation committee made grants of 1,208,785 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 91.93% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $9,223 thousand, a subsequent 2.69% will vest on each of September 30, 2017, 2018 and 2019 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $1.10 per ADS, $1.95 per ADS, $10.15 per ADS, $9.27 per ADS, $7.92 per ADS and $8.30 per ADS on September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015 and September 28, 2016, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2014	1,511,223	$2.47
Granted	1,219,791	9.27
Vested	(1,694,872)	6.44
Forfeited	(72,136)	2.06
Balance at December 31, 2014	964,006	4.11
Granted	597,596	7.92
Vested	(1,257,803)	5.19
Forfeited	(99,792)	2.94
Balance at December 31, 2015	204,007	9.17
Granted	1,208,785	8.30
Vested	(1,207,241)	8.39
Forfeited	(23,063)	9.04
Balance at December 31, 2016	182,488	8.60

As of December 31, 2016, the total compensation cost related to the unvested RSUs not yet recognized was $1,180 thousand. The weighted-average period over which it is expected to be recognized is 1.93 years.

In 2014, 2015 and 2016, the Company settled RSUs release with shares buyback of 1,375,726 shares, 1,390,280 shares and 191,994 shares, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Cost of revenues	$121	87	132
Research and development	7,610	4,249	7,423
General and administrative	1,688	855	1,174
Sales and marketing	1,847	1,006	1,373
Total compensation from RSUs	$11,266	6,197	10,102
Income tax benefit	$2,437	1,342	2,164

(b)	Non-vested Shares Issued to Employees

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

During 2011, Imaging Cayman granted non-vested shares of Imaging Taiwan’s ordinary shares to certain employees for their future service, and the employees must pay NT$30 ($1.03) per share. The shares vest over one year or three years after the grant date. If employees leave Himax Imaging before completing the service period, Himax Imaging has the option to buy the vested shares back at employees’ original purchase price. In 2014, the Company recognized compensation expenses of $0.3 thousand, which were determined based on the estimated fair value of the ordinary shares of Imaging Taiwan on the date of grant, which was NT$21 (US$0.72) per share. Such compensation expense was recorded as research and development expenses in the consolidated statements of income with a corresponding increase to noncontrolling interests in the consolidated balance sheets. The fair value of ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Non-vested share activity of this award for Imaging Taiwan during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2014	31,139	$0.72
Vested	(31,139)	0.72
Forfeited	-	-
Balance at December 31, 2014	-	-

As of December 31, 2014, the total compensation cost related to this award was fully recognized.

(c)	Employee stock options

(i)	On July 1, 2012, July 1, 2013 and January 1, 2016, board of directors of Imaging Cayman approved a plan to grant stock options, the 2012 plan, the 2013 plan and the 2016 plan, respectively, to certain employees. These three plans authorize grants to purchase up to 2,000,000 shares, 430,000 shares and 1,760,000 shares, respectively, of Imaging Taiwan’ issued ordinary shares held by Imaging Cayman. The exercise price was NT$30 (US$1.004), NT$30 (US$1) and NT$30 (US$0.9139), respectively.

The 2012 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The 2013 plan has three years contractual life and two years vesting period. Based on the vesting schedule, 50% of the options vest half years after the date of grant and 50% of the options vest two years after the date of grant. The 2016 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the options are higher than the estimated fair value of Imaging Taiwan at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Imaging Cayman uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Imaging Taiwan’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the options are based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	2012 plan	2013 plan	2016 plan
Valuation assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	43.29%	39.50%	38.04%
Expected term (years)	3.125	2.125	3.125
Risk-free interest rate	0.87%	0.85%	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2014	1,400,000	$1.003	2.5
Granted	-	-
Exercised	-	-
Forfeited	(90,000)	1.002
Balance at December 31, 2014	1,310,000	1.003	1.5
Granted	-	-
Exercised	-	-
Forfeited	(85,000)	1.003
Balance at December 31, 2015	1,225,000	1.003	0.5
Granted	631,000	0.9139
Exercised	-	-
Forfeited	(1,240,000)	1.002
Balance at December 31, 2016	616,000	0.9139	3.0
Exercisable at December 31, 2016	-	-

(ii)	On January 1, 2016, board of directors of Imaging Taiwan approved a plan to grant stock options, the 2016 plan, to certain employees. This plan authorizes grants to purchase up to 2,040,000 shares of Imaging Taiwan’ authorized but unissued ordinary shares. The exercise price was NT$30 (US$0.9139).

The 2016 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the options are higher than the estimated fair value of Imaging Taiwan at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Imaging Taiwan uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Imaging Taiwan’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the options are based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2016	-	$-
Granted	1,925,000	0.9139
Exercised	-	-
Forfeited	(128,000)	0.9139
Balance at December 31, 2016	1,797,000	0.9139	3.0
Exercisable at December 31, 2016	-	-

(iii)	On October 6, 2015, board of directors of Himax Display approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $77 thousand and $307 thousand in 2015 and 2016, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2015 and 2016.

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

2015 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	33.52%
Expected term (years)	3.125
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2015	-	$-
Granted	2,025,000	1.986
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2015	2,025,000	1.986	3.75
Granted	-	-
Exercised	-	-
Forfeited	(32,000)	1.986
Balance at December 31, 2016	1,993,000	1.986	2.75
Exercisable at December 31, 2016	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 16.	Equity

(a)	Share capital

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board and to the extent that the articles do not prohibit treasury shares. Therefore, the Company would hold the treasury shares not been cancelled used for settle future employees awards. 12,692,064 treasury shares were held by the Company as of December 31, 2016.

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2015 and 2016 amounted to $66,354 thousand and $71,447 thousand, respectively.

Note 17.	Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined benefit pension plan	Accumulated other comprehensive income (loss)
	(in thousands)
Beginning balance, January 1, 2015	$781	21	(1,118)	(316)
Other comprehensive income (loss) before reclassifications	(573)	(63)	(731)	(1,367)
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	(196)	-	(196)
Ending balance, December 31, 2015	$208	(238)	(1,849)	(1,879)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Foreign currency items	Unrealized gains/ (losses) on securities	Defined benefit pension plan	Accumulated other comprehensive income (loss)
	(in thousands)
Beginning balance, January 1, 2016	$208	(238)	(1,849)	(1,879)
Other comprehensive income (loss) before reclassifications	(479)	(118)	6	(591)
Reclassification adjustments for losses (gains) reclassified into income, net of tax of nil	-	3	-	3
Ending balance, December 31, 2016	$(271)	(353)	(1,843)	(2,467)

Reclassification adjustments for losses (gains) reclassified into income were presented in “Gains on sale of securities, net” in the consolidated statements of income.

Note 18.	Income Taxes

The Company is incorporated in the Cayman Islands, a tax-free country; accordingly, pretax income generated by the group parent company is not subject to local income tax. Substantially all of the Company’s taxable income is derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense (benefit) attributable to income from continuing operations is incurred in the ROC. Other foreign subsidiary companies calculate income tax in accordance with local tax law and regulations.

The statutory tax rate applicable to the subsidiaries located in the ROC is 17%. An additional 10% corporate income tax is assessed on undistributed earnings for the entities in the ROC, but only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in June 2009 as well as Himax Semiconductor’s capital increase in October 2009 related to the manufacturing of a newly designed TFT-LCD driver and were approved by the government authorities for income tax exemptions as a result of investing in a newly emerging, important and strategic industry. Himax Taiwan’s capital increase in November 2009 related to the electronic parts and components manufacturing was approved by the government authorities for income tax exemptions. The incremental income derived from selling the above new product is tax-exempt for a period of five years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The Company is entitled to the following income tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
June 5, 2009	January 1, 2014-December 31, 2018
November 12, 2009	January 1, 2014-December 31, 2018
Himax Semiconductor:
October 9, 2009	January 1, 2014-December 31, 2018

The income tax exemption resulted in an income tax benefit of $2,843 thousand, $1,759 thousand and $3,922 thousand and the increase to basic and diluted earnings per ordinary share effect resulting from the income tax exemption is $0.01, $0.01 and $0.01 for the years ended December 31, 2014, 2015 and 2016, respectively.

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Taiwan operations	$69,532	28,349	63,347
Cayman operations	16,996	4,363	(4,569)
US operations	(2,248)	(719)	(842)
China operations	1,105	825	1,336
Korea operations	91	33	124
Japan operations	18	16	22
	$85,494	32,867	59,418

The components of income tax expense (benefit) attributable to operations for the years ended December 31, 2014, 2015 and 2016 consist of the following:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$8,928	1,467	6,451
Taiwan operations – 10% of surtax	8,398	5,405	5,733
US operations	83	24	107
China operations	347	338	308
Korea operations	12	17	43
Japan operations	7	6	7
Total current income tax expense	17,775	7,257	12,649

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Deferred:
Taiwan operations – based on statutory tax rate of 17%	3,633	4,527	(2,033)
Taiwan operations – 10% of surtax	186	(287)	(1)
US operations	3	(18)	10
China operations	(2)	(68)	61
Korea operations	(4)	(6)	(15)
Total deferred income tax expense (benefit)	3,816	4,148	(1,978)
Income tax expense	$21,591	11,405	10,671

The significant components of deferred income tax expense (benefit) attributable to income from operations for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Deferred income tax expense (benefit), exclusive of the effects of other components listed below	$732	(546)	(405)
Tax expenses (benefits) of unrealized foreign exchange gain	2,142	512	(1,569)
Tax expenses (benefits) of allowance for doubtful accounts	(57)	2,304	(4)
Tax expenses of used investment tax credits	1,431	3,337	-
Tax benefits of advanced share-based compensation deductions	(432)	(1,459)	-
	$3,816	4,148	(1,978)

The applicable combined tax rate was 23.85%, consisting of an aggregate calculation of the 17% regular income tax and the 10% undistributed earning tax.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% of earnings before income taxes and the actual income tax expense as reported in the consolidated statements of income for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Expected income tax expense	$14,534	5,587	10,101
Tax on undistributed earnings	6,814	3,011	3,111
Tax-exempt income	(2,843)	(1,759)	(3,922)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(651)	(839)	(541)
Realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit	(489)	(2,157)	-
Increase in investment tax credits	(4,525)	(4,242)	(4,970)
Increase in deferred tax asset valuation allowance	4,038	6,640	6,802
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	305	915	(294)
Tax effect resulting from foreign currency matters	5,593	3,583	(1,598)
Foreign tax rate differential	(2,143)	(454)	1,339
Variance from audits, amendments and examinations of prior years’ income tax filings	37	793	69
Others	921	327	574
Actual income tax expense	$21,591	11,405	10,671

The amount of income tax expense (benefit) for the years ended December 31, 2014, 2015 and 2016 was allocated as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Income from continuing operations	$21,591	11,405	10,671
Other comprehensive gain (loss)	43	(168)	6
Excess tax benefits allocated to additional paid-in capital from share-based compensation	(1,232)	(771)	-
Previously unrecognized excess tax benefits adjusted to retained earnings	-	-	(141)
	$20,402	10,466	10,536

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

As of December 31, 2015 and 2016, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2015	2016
	(in thousands)
Deferred tax assets:
Inventory	$5,262	7,305
Unused investment tax credits	1,328	1,328
Unused loss carryforward-regular tax	32,098	34,341
Unused loss carryforward-undistributed earnings tax	11,861	14,695
Other	2,533	2,425
Total gross deferred tax assets	53,082	60,094
Less: valuation allowance	(44,320)	(51,242)
Net deferred tax assets	8,762	8,852
Deferred tax liabilities:
Unrealized foreign exchange gain	(2,709)	(1,181)
Advanced share-based compensation deductions	(141)	-
Prepaid pension cost	(413)	(417)
Acquired intangible assets	(1,573)	(1,178)
Other	(10)	(46)
Total gross deferred tax liabilities	(4,846)	(2,822)
Net deferred tax assets	$3,916	6,030

As of December 31, 2016, the Company has not provided for income taxes on undistributed earnings of approximately $642,591 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The activity in the valuation allowance for deferred tax assets for the years ended December 31, 2014, 2015 and 2016 follows:

Period	Balance at beginning of year	Additions- Charges to earnings	Deductions- Credits to earnings	Expirations and Forfeitures	Others (Note)	Balance at end of year
	(in thousands)

Year 2014	$38,347	5,445	(1,407)	(187)	(1,232)	40,966
Year 2015	$40,966	6,640	-	(2,141)	(1,145)	44,320
Year 2016	$44,320	7,077	(275)	(998)	1,118	51,242

Note: Others represent the effect resulting from exchange rates and changes in consolidated entities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment; however, the Company is not relying on significant tax-planning strategies. Over half of the deferred tax assets recognized net of the valuation allowance are dependent upon the projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2016. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Semiconductor, Himax Korea, Himax Japan, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception; therefore, a valuation allowance of $44,320 thousand and $51,242 thousand as of December 31, 2015 and 2016, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforward and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. For the year ended December 31, 2014, 2015 and 2016, Himax Media Solutions, Inc. realized a tax benefit of $1,221 thousand, nil and $275 thousand, respectively, related an unused loss carryforward that was previously offset by a valuation allowance.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years is available to be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

As of December 31, 2016, the Company’s unused operating loss carryforward for regular tax were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)

Taiwan operations	$91,327	$15,525	2017~2021
	87,642	14,899	2022~2026
Hong Kong operations	1,811	299	Indefinitely
US operations	9,204	3,618	2024~2036
		$34,341

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

On May 12, 2010, the Statute for Industrial Innovation was promulgated in the ROC, which became effective on the same date except for the provision relating to income tax incentives which went into effect retroactively on January 1, 2010. The Statute for Industrial Innovation entitles companies to investment tax credits for research and development expenses related to innovation activities but limits the amount of investment tax credit to only 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused investment tax credits provided under the Statute for Industrial Innovation cannot be carried forward. Based on the amendments to the Statute for Industrial Innovation, effective from January 1, 2016 to December 31, 2019, if the Company chooses to extend the tax credits to three years, the tax credit rate will be 10% of the total research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. The investment tax credits generated were $4,525 thousand, $4,242 thousand and $4,970 thousand for the years ended December 31, 2014, 2015 and 2016, respectively. All tax credits generated under this program have been utilized.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

As of December 31, 2016, all of the Company’s unused investment tax credits were as follows:

	Tax effect	Expiration year
	(in thousands)

US operations	$1,328	2020~2034

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Balance at beginning of year	$483	788	1,335
Increase related to prior year tax positions	368	292	-
Decrease related to prior year tax positions	-	-	(292)
Increase related to current year tax positions	-	630	-
Settlements	-	(368)	-
Lapse of statute of limitations	(63)	(7)	(2)
Effect of exchange rate change	-	-	11
Balance at end of year	$788	1,335	1,052

Included in the balance of total unrecognized tax benefits at December 31, 2015 and 2016, are potential benefits of $1,335 thousand and $1,052 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. The interest and penalties related to unrecognized tax benefits recorded by the Company were $110 thousand, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively, and were recognized as a component of income tax expense. As of December 31, 2015 and 2016, the accrued interest and penalties were $106 thousand and $108 thousand, respectively. Interest and penalties are not included in the tabular roll-forward of unrecognized tax benefits above.

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2014. The income tax returns of 2015 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2016.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Note 19.	Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2015 and 2016:

	Fair Value Measurements at December 31, 2015 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$5,918	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	5,428	-
Money market fund	13,083	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	563	-
Total	$19,001	5,991	-
Liabilities:
Short-term debt	$-	180,000	-
Total	$-	180,000	-

	Fair Value Measurements at December 31, 2016 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$13,055	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	5,140	-
Money market fund	5,017	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	324	-
Total	$18,072	5,464	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Fair Value Measurements at December 31, 2016 Using
	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Short-term debt	$-	138,000	-
Total	$-	138,000	-

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2014 and the associated losses recognized in 2014 (nil in 2015 and 2016):

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

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2014, 2015 and 2016.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the year ended December 31, 2014, 2015 and 2016.

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2014, 2015 and 2016:

Warrant obligation
(in thousands)

Balance at January 1, 2014	$1,255
Gain for expiration of the warrant included in earnings	(1,255)
Balance at December 31, 2014	$-
Balance at December 31, 2015	$-
Balance at December 31, 2016	$-

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Year Ended December 31,
	2014	2015	2016

Customer A and its affiliates	18.1%	20.1%	22.4%
Customer B and its affiliates	19.6%	21.1%	15.2%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,
	2015	2016

Customer A and its affiliates	22.8%	29.2%
Customer B and its affiliates	22.2%	19.3%

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

December 31, 2014, 2015 and 2016

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

Note 21.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Viewsil Technology Limited (VST)	The subsidiary of an equity method investee

(b)	Significant transactions with related parties

(i)	Purchases and accounts payable

Purchases of raw materials and components from VST were $576 thousand for the year ended December 31, 2016 and the purchases had not been paid as of December 31, 2016. The purchase prices and payment terms to related parties were incomparable to that from third parties due to no similar transaction.

(ii)	Others

The Company made an interest-free loan of $7,150 thousand to VST for their short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2017. The Company may consider providing further future loans to VST.

Note 22.	Commitments and Contingencies

(a)	As of December 31, 2015 and 2016 the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $5,355 thousand and $5,153 thousand, respectively. As of December 31, 2015 and 2016, the remaining commitments were $4,086 thousand and $3,760 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

(b)	The Company leases certain offices and buildings pursuant to operating lease arrangements with third parties. The lease arrangement will expire gradually from 2017 to 2024. As of December 31, 2015 and 2016, deposits paid amounted to $1,256 thousand and $1,091 thousand, respectively, and were recorded as refundable deposit in the consolidated balance sheets.

As of December 31, 2016, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2017~December 31, 2017	$1,623
January 1, 2018~December 31, 2018	620
January 1, 2019~December 31, 2019	336
January 1, 2020~December 31, 2020	193
January 1, 2021~December 31, 2021	169
January 1, 2022~December 31, 2024	388
$3,329

Rental expense for operating leases with third parties amounted to $2,126 thousand, $2,082 thousand and $2,148 thousand in 2014, 2015 and 2016, respectively.

(c)	The Company entered into several sales agent agreements. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 2% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(e)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(f)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $95,210 thousand and $89,179 thousand as of December 31, 2015 and 2016, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

(g)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2016, management is not aware of any pending litigation against the Company.

Note 23.	Redeemable Noncontrolling Interest

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference and redemption feature and also issued the noncontrolling shareholder a warrant to purchase additional preferred shares of Himax Display, Inc, within one year from the original investment closing date. The Company recognized an initial liability at fair value for the warrant obligation at the date of issuance and changes in the fair value of the warrant are recognized in earnings. The warrant expired in October 2014. Therefore, a valuation gain on the warrant obligation of $1,255 thousand was recognized as of December 31, 2014. See Note 19 for further explanation. The convertible preferred shares of Himax Display, Inc. are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet.

The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets. As of December 31, 2015 and 2016, the aggregate value of the redeemable noncontrolling interest was $3,656 thousand. Net loss attributable to the redeemable noncontrolling interest was $430 thousand, $617 thousand and $143 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

Note 24.	Segment, Product and Geographic Information

	Year Ended December 31, 2014
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$672,068	168,474	840,542
Segment operating income (loss)	$92,290	(19,565)	72,725
Non operating income, net			12,769
Consolidated earnings before income taxes			$85,494
Significant noncash items:
Share Based Compensation	$1,341	588	1,929
Depreciation and amortization	$3,449	11,143	14,592

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

	Year Ended December 31, 2015
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$560,399	131,390	691,789
Segment operating income (loss)	$59,506	(28,834)	30,672
Non operating income, net			2,195
Consolidated earnings before income taxes			$32,867
Significant noncash items:
Share Based Compensation	$1,206	612	1,818
Depreciation and amortization	$3,591	10,573	14,164

	Year Ended December 31, 2016
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$641,865	161,052	802,917
Segment operating income (loss)	$92,010	(32,775)	59,235
Non operating income, net			183
Consolidated earnings before income taxes			$59,418
Significant noncash items:
Share Based Compensation	$542	644	1,186
Depreciation and amortization	$3,685	10,071	13,756

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Display drivers for large-size applications	$226,087	224,423	272,906
Display drivers for mobile handsets applications	238,467	170,705	191,845
Display drivers for consumer electronics applications	207,514	165,271	177,114
Others	168,474	131,390	161,052
	$840,542	691,789	802,917

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Taiwan	$310,191	254,763	199,985
China	436,462	372,538	507,470
Other Asia Pacific (Korea and Japan)	88,047	53,053	54,159
Europe and America	5,842	11,435	41,303
	$840,542	691,789	802,917

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2015	2016
	(in thousands)

Taiwan	$53,413	47,144
China	914	767
U.S.	63	61
Japan	32	21
Korea	39	179
	$54,461	48,172

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Driver IC segment:
Customer A and its affiliates	$133,649	116,456	152,142
Customer B and its affiliates	145,015	126,953	113,300
	$278,664	243,409	265,442
Non-driver products segment:
Customer A and its affiliates	$18,456	22,345	27,873
Customer B and its affiliates	19,537	19,256	8,672
	$37,993	41,601	36,545

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2015	2016
	(in thousands)

Customer A and its affiliates	$40,488	55,681
Customer B and its affiliates	39,311	36,849
	$79,799	92,530

As of December 31, 2015 and 2016, allowance for sales returns and discounts for those accounts receivable was $348 thousand and $745 thousand, respectively.

Note 25.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2015	2016
	(in thousands)

Cash	$1,536	759
Investments in marketable securities available-for-sale	4,505	4,399
Other receivable from related party	-	7,150
Other current assets	1,467	976
Investment in non-marketable securities	432	-
Investments in subsidiaries and affiliates	737,561	727,903
Total assets	$745,501	741,187

Current liabilities	$384	284
Short-term debt	161,000	119,000
Debt borrowing from a subsidiary	145,413	154,170
Total equity	438,704	467,733
Total liabilities and equity	$745,501	741,187

Himax Technologies, Inc. had no guarantees as of December 31, 2015 and 2016.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Condensed Statements of Income

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Revenues	$-	-	-
Costs and expenses	525	460	330
Operating loss	(525)	(460)	(330)
Equity in earnings from subsidiaries and affiliates	49,656	20,820	55,191
Gain on sale of securities	10,743	1,682	-
Other non-operating income (loss)	6,724	3,153	(3,949)
Earnings before income taxes	66,598	25,195	50,912
Income taxes expenses	-	-	-
Net income	$66,598	25,195	50,912

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2014			2015		2016
	(in thousands)

Net income	$		66,598		25,195		50,912
Other comprehensive income (loss):
Unrealized losses on securities, not subject to income tax:			(2)		(259)		(115)
Unrealized holding losses on available-for-sale marketable securities arising during the period		(33)		(63)		(118)
Reclassification adjustment for realized losses (gains) included in net income		31		(196)		3
Foreign currency translation adjustments, not subject to income tax			(170)		(573)		(479)
Net unrecognized actuarial gain (loss), net of tax of $43, $(168) and $6 in 2014, 2015 and 2016, respectively			268		(731)		6
Comprehensive income	$		66,694		23,632		50,324

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Condensed Statements of Cash Flows

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Cash flows from operating activities:
Net income	$66,598	25,195	50,912
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings from subsidiaries and affiliates	(49,656)	(20,820)	(55,191)
Gain on sale of investment securities	(10,743)	(1,682)	-
Changes in:
Other current assets	(775)	221	491
Other current liabilities	(5)	157	(100)
Net cash provided by (used in) operating activities	5,419	3,071	(3,888)
Cash flows from investing activities:
Purchases of available-for-sale marketable securities	-	(4,625)	(173)
Proceeds from disposals of investment in non-marketable equity securities	14,743	1,682	-
Purchases of equity method investments	-	(3,708)	-
Proceeds from disposals of equity method investments	-	-	64,513
Proceeds from capital reduction of investments	1,168	-	431
Cash paid for loan made to related party	-	-	(7,150)
Net cash provided by (used in) investing activities	15,911	(6,651)	57,621
Cash flows from financing activities:
Distribution of cash dividends	(46,042)	(51,364)	(22,348)
Proceeds from short-term debt	370,500	351,000	192,000
Repayment of short-term debt	(346,000)	(301,000)	(234,000)
Investment returned from subsidiaries	11	-	-
Proceeds from issue of RSUs from subsidiaries	6,754	5,311	1,081
Proceeds from (repayment of) debt from a subsidiary	(6,449)	797	8,757
Net cash provided by (used in) financing activities	(21,226)	4,744	(54,510)
Net increase (decrease) in cash	104	1,164	(777)
Cash at beginning of year	268	372	1,536
Cash at end of year	$372	1,536	759

Supplemental disclosures of cash flow information:
Interest paid during the year	$431	453	563
Income taxes paid during the year	$-	-	-

