Form 20-F
period 2017-12-31
Himax Technologies, Inc.
filed 2018-03-28
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report. 344,207,492 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$29.64, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 29, 2017. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 23, 2018, the noon buying rate was $1.00 to NT$29.18. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

“IC” refers to integrated circuit;

“IFRS” refers to The International Financial Reporting Standards as issued by the International Accounting Standards Board;

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

“SLiMTM” refers to Structured Light Imaging Module;

“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD”;

“VGA” refers to Video Graphics Array;

“VR” refers to the virtual reality;

“wafer level optics” or “WLO” are optical products manufactured using semiconductor process on wafers;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included herein, which are presented in accordance with U.S. GAAP. The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that have not been included herein and are presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

Beginning on January 1, 2018, we have decided to discontinue reporting under U.S. GAAP and instead to report our financial statements using IFRS, including our annual reports on Form 20-F for the year ending December 31, 2018 and thereafter.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues from third parties, net	$684,184	$840,542	$691,789	$802,917	$685,167
Revenues from related parties, net	86,555	-	-	-	-
Costs and expenses(1):
Cost of revenues	578,886	634,660	528,651	608,605	518,142
Research and development	80,368	91,839	94,422	95,820	117,757
General and administrative	18,147	20,192	18,470	20,119	20,614
Bad debt expense	173	554	310	620	155
Sales and marketing	18,822	20,572	19,264	18,518	20,349

Operating income	$74,343	$72,725	$30,672	$59,235	$8,150

Net income(2)	$55,924	$63,903	$21,462	$48,747	$25,818
Net income attributable to Himax stockholders	$61,476	$66,598	$25,195	$50,912	$27,967

Earnings per ordinary share attributable to Himax stockholders(2):
Basic	$0.18	$0.19	$0.07	$0.15	$0.08
Diluted	$0.18	$0.19	$0.07	$0.15	$0.08
Earnings per ADS attributable to Himax stockholders:
Basic	$0.36	$0.39	$0.15	$0.30	$0.16
Diluted	$0.36	$0.39	$0.15	$0.30	$0.16
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	340,423	342,190	343,570	344,655	344,849
Diluted	343,618	343,997	344,132	344,724	344,903
Weighted-average number of ADS equivalent used in earnings per share computation:
Basic	170,211	171,095	171,785	172,327	172,425
Diluted	171,809	171,999	172,066	172,362	172,452

Cash dividends declared per ordinary share(3)	$0.125	$0.135	$0.150	$0.065	$0.120
Cash dividends declared per ADS	$0.250	$0.270	$0.300	$0.130	$0.240

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenues	$235	$121	$110	$224	$204
Research and development	6,705	7,610	4,289	7,586	5,234
General and administrative	1,308	1,688	865	1,210	865
Sales and marketing	1,425	1,847	1,010	1,389	942
Total	$9,673	$11,266	$6,274	$10,409	$7,245

Of the $9.7 million, $11.3 million, $6.3 million, $10.4 million and $7.2 million in share-based compensation in 2013, 2014, 2015, 2016 and 2017, $7.8 million, $9.3 million, $4.5 million, $9.2 million and $6.1 million were settled in cash, respectively.

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. The effect of such tax exemption on our historical results was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $2.4 million, $0.01 and $0.01, respectively, for the year ended December 31, 2013, $2.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2014, $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015, $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016 and $0.5 million, $0.002 and $0.002, respectively, for the year ended December 31, 2017. A portion of these tax exemptions expired or will expire on December 31, 2013 and December 31, 2018.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$127,320	$185,466	$129,829	$184,452	$138,023
Accounts receivable, net	200,725	219,368	177,198	190,998	187,571
Inventories	177,399	166,105	171,374	149,748	135,200
Total current assets	639,657	729,576	697,835	702,965	661,418
Total assets	759,327	832,994	802,337	799,634	802,055
Accounts payable	151,290	179,328	124,423	142,269	139,933
Total current liabilities	303,833	355,405	352,730	324,746	337,199
Total liabilities	307,112	361,041	357,340	327,827	343,486
Redeemable noncontrolling interest	3,656	3,656	3,656	3,656	3,656
Ordinary shares	107,010	107,010	107,010	107,010	107,010
Treasury shares, at cost	(11,120)	(10,144)	(9,157)	(9,020)	(8,878)
Total equity	448,559	468,297	441,341	468,151	454,913

Note:	Himax Display, Inc., a consolidated subsidiary of our company, issued redeemable convertible preferred shares to a non-controlling shareholder in 2013. The noncontrolling shareholder may, solely at its option, convert its preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$51,123	$93,719	$22,529	$84,672	$29,393
Net cash provided by (used in) investing activities	(30,525)	10,644	(28,342)	(7,127)	(35,088)
Net cash used in financing activities	(32,103)	(46,204)	(49,608)	(22,715)	(41,214)

Note:	More detail explanation, please see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Exchange Rate Information

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	32.98	30.64	32.79
2016	32.22	33.43	31.27	32.40
2017	30.27	31.19	29.64	29.64
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March(through March 23)	29.22	29.35	29.13	29.18

Note:	(1)	Annual averages are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant period.

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

In 2016 and 2017, 80.0% and 77.3% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

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

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Our LCOS microdisplay business hit inflection point in September 2015 with pilot production shipment made to a major customer. Since then, we have increased shipments of our LCOS products to some industry heavyweights and secured additional design engagements with current and new customers. Some of our major customers already launched their products in 2016. At present, our main focus areas for LCOS business are AR goggle devices and head-up-displays (HUD) for automotive, while AR will take a few years to fully realize its market potential. We continue to see heavyweight companies allocating major R&D resources and budgets to bring the new products into the market. Currently, Tier 1 companies and start-up companies are investing heavily to develop the ecosystem — applications, software, OS, firmware, system electronics, and optics. With all these investments, we will see an ecosystem build up within the next few years; the AR market will then be in an acceleration mode. While most customers don’t expect big volume for their early generation products, we have been working with many of them for future generation devices. We are committed to providing the best technology to support them in the effort. We are also seeing constant additions of new customers using our LCOS for a variety of new applications. We believe that Himax stands to benefit from our customers’ successful commercialization of their new products due to our unique position as the provider of choice for microdisplay and related optics. Nevertheless, these product categories are at a relatively early stage as compared to other products and they have a relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products.

We also believe there are new market opportunities for our CMOS image sensors. Although it seems relatively challenging for us to gain significant market share in conventional RGB camera, we do think there are various interesting and different applications in imaging. On top of our legacy products in laptop and multimedia, we’ve launched two computer vision sensor product lines, i.e., near infrared (“NIR”) sensor and Always-on-Sensor (“AoS”). NIR sensor is the key building stone for passive as well as active computer vision system. With the special design in pixel architecture and materials, our NIR sensor provides industry leading Quantum Efficiency (“QE”) to absorb NIR signal. In the collaboration with our partners in structured light, NIR plays an important role in the receiver. AoS, on the other hand, is an IoT sensor which consumes only several micro watt to do people detection, eye ball tracking, and other cool features. New sensor architectures, readout, pixel, and the corresponding slim algorithms are integrated together to contribute the always-on feature. Given that the two new exciting product lines just hit the market, it’s still quite new to the industry. To build up the competition barrier, we’re also devoted ourselves and pour a lot of resources into making the product lines more mature. As a result, these two new products take time to bear some fruits.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing processes of our non-driver products including LCOS microdisplay solutions and wafer-level optics products. We also plan to increase capital expenditure for the development and manufacturing of non-driver products in the future. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either of our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2017, our accounts receivable less allowance for sales returns and discounts from Customer A and its affiliates were $60.7 million, which represented approximately 32.4% of our total accounts receivable less allowance for doubtful accounts, sales returns and discounts. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extensions of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2016 and 2017, we derived 80.0% and 77.3% of our revenues from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

Technological innovation may reduce the number of display drivers typically required for each panel, thereby reducing the number of display drivers we are able to sell per panel. If such a reduction in demand is not offset by the general growth of the industry, growth in our market share or an increase in our average selling prices, our revenues may decline.

With the high penetration rate of smartphones, growth of the market has been slowing down in the past two years. LCD display and its driver IC in smartphone application is getting more commoditized with lower ASP. Meanwhile, addressable market size of conventional smartphone DDIC is eroded gradually by AMOLED and in-cell display, which used to be emerging technologies but have ramped up with significant adoption rate. Being one of the leading DDIC suppliers, Himax also has been devoted to development activities for AMOLED DDIC and in-cell TDDIs. Nevertheless, AMOLED display and IC industry has been dominated by Korean companies, and Himax TDDI went through the learning curve in 2016 and just started to ramp-up in 2017.

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

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate, retain and manage additional qualified engineers, senior managers, sales and marketing personnel, and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with U.S. GAAP, IFRS and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•	continue to develop and commercialize non-driver products, including, among others, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS and MEMS microdisplays, power ICs, CMOS image sensors and wafer level optics products.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, foreign currency exchange rates, and effective income tax rates;

•	our ability to transfer any increase in unit costs to our customers;

•	our ability to accurately perform various tests, estimations and projections, including with respect to the write-down on slow or obsolete inventories, the impairment of long-lived assets, the collectibility of accounts receivable, and the realization of deferred tax assets;

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending, and the unease in the Middle East;

•	changes in our tax exemptions, transfer pricing policy and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

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

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees such as Jordan Wu, our president and chief executive officer, and Dr. Biing-Seng Wu, our chairman. We rely on these individuals to manage our company, develop and execute our business strategies, and manage our relationships with key suppliers and customers. Any of our key employees could leave our company with little or no prior notice. They could also leave our company to work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any key personnel or our inability to attract or retain qualified personnel, whether engineers or others, could delay the development and introduction of new products and would have an adverse effect on our ability to sell our products as well as on our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

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

As of February 28, 2018, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 20.7% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of February 28, 2018, we and our subsidiaries had 113 U.S. patent applications pending, 93 Taiwan patent applications pending and 227 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, in February 2018, our subsidiary, Himax IGI Precision Ltd., or Himax IGI, acquired certain advanced nano 3D masters manufacturing assets and related intellectual property and business from a US-based technology company. The advanced nano 3D manufacturing masters are primarily used in imprinting or stamping replication process to fabricate devices such as diffractive optical element (DOE), diffuser, collimator lens and micro lens array. The acquisition brings Himax the very upstream master tooling capability to supplement the company’s world leading WLO technology, which is critical in its efforts to offer 3D sensing total solutions. We cannot assure you that we will be able to realize the benefits we anticipate from acquiring nano 3D master business. Acquisitions or investments that we have completed or potentially may make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, in August 2012 the SEC promulgated final rules regarding annual disclosures by public companies of their use of certain minerals and metals, known as “conflict minerals,” which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. These new rules will require us to ascertain and disclose the origin of some of the raw materials that we use. Initial disclosures were required no later than May 31, 2014, with subsequent disclosures required no later than May 31 of each following year. Currently, such conflict is not determinable in our case and we cannot assure you that no conflict minerals identified under the conflict minerals rules issued by the SEC are used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins of these minerals and metals used in our products through the due diligence procedure that we implement, which may harm our reputation. In that event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules and our compliance procedures could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2017, 25.8% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

We have been increasingly selling our products to customers in the PRC. In 2015, 2016 and 2017, approximately 53.9%, 63.2% and 61.5% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2017, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2017, approximately 65% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. However, the subsidiaries located in the R.O.C. adopted Taiwan-IFRS and hereafter changed their functional currency of the tax basis of assets and liabilities from NT dollar to U.S. dollar since year 2016. Accordingly, these subsidiaries are now having a U.S. dollar dominated tax basis and U.S. GAAP functional currency, which significantly decreases the income tax effect from the fluctuations in exchange rates between the U.S. dollar and the NT dollar.

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

In addition, unlike the ROC Statute for Upgrading Industries, the Statute for Industrial Innovation no longer provides companies deemed to be operating in important or strategic industries any tax exemption for income attributable to expanded production capacity or newly developed technologies. Pursuant to the ROC Statute for Upgrading Industries, beginning January 1, 2014, Himax Taiwan and Himax Semiconductor became entitled to preferential tax treatment, for a period of five years, which will expire on December 31, 2018. As a result of these preferential tax treatments, income attributable to certain of our expanded production capacity or newly developed technologies has been tax exempt for the relevant periods. The effect of such tax exemption under the ROC Statute for Upgrading Industries was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015, $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016, and $0.5 million, $0.002 and $0.002, respectively, for the year ended December 31, 2017. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute.

On July 12, 2016, the ROC Legislative Yuan passed the third reading of anti-avoidance to establish Article 43-3 Controlled Foreign Company (“CFC”) rules and Article 43-4 Place of Effective Management (“PEM”) rules of the Income Tax Act (“ITA”). Detailed introduction of the CFC and PEM rules are described as follows:

(i)	A profit-seeking enterprise (“PSE”) that directly or indirectly owns affiliated enterprises in low-tax jurisdictions outside the territory of the ROC shall recognize and include its pro rata share of affiliated enterprises’ annual profits as investment income in its income tax return for the year. Subsequent actual dividends and distributions from such affiliated enterprises that were previously recognized as investment income will then not be subject to income taxation; any surplus to previously recognized investment income shall be included as taxable income in the allocated year. Low-tax jurisdictions are defined as countries where the PSE income tax rate is lower than 70% of the income tax rate of the PSE in the ROC (the statutory income tax rate is 20% from January 1, 2018). (Article 43-3 CFC rules); and

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

According to the legislative intent, the CFC and PEM rules, in principle, will not be put into force immediately, but will wait until the China-Taiwan Cross-Strait Tax Agreement is effectuated, the OECD’s Common Reporting and Due Diligence Standard (“CRS”) for the automatic exchange of information of financial accounts is widely implemented internationally, and the relevant bylaws of the CFC and PEM rules have been adequately enacted and properly advocated. The date of implementation will be determined by the Executive Yuan and is expected to be in 2018 at the earliest. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands. However, if the relevant bylaws of the PEM rules have been adequately enacted and properly advocated, we may be determined to be within the territory of the ROC and our income tax shall be levied in accordance with the Income Tax Act and relevant tax regulations. Therefore, dividend payments made by us would be subject to withholding tax in the ROC.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $4.88 to a high of $13.95 on the NASDAQ Global Select Market in 2017.

The market price is subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the expectation of our non-driver product launch timing, forecast and estimates;

•	conditions in the TFT-LCD panel market;

•	changes in the economic performance or market valuations of other display semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the addition or departure of key personnel;

•	fluctuations in exchange rates between the U.S. dollar and the NT dollar;

•	litigation related to our intellectual property; and

•	the release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2018, we had 344,207,492 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Qingdao, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and Campbell, California, Minneapolis, Minnesota, USA.

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22202 or by email to ophelia_lin@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

•	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•	Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “—Products—TFT-LCD Television and Monitor Semiconductor Solutions—TFT-LCD Monitor Chipsets” for a description of these components.

•	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.

•	Touch controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

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

Products and Solutions

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs;

•	TFT-LCD television and monitor semiconductor solutions;

•	IP and ASIC service;

•	LCOS and MEMS products;

•	power ICs;

•	CMOS image sensor products;

•	wafer level optics products; and

•	3D sensing total solutions.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, USI-T, iSP, CEDS, CHPL, CDPI and CMPI.

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

For notebook interface, our eDP 1.1 and eDP 1.2 timing controllers began mass production in 2011 and 2012 respectively. Our eDP 1.3 timing controller entered mass production in 2013 and was also adopted in the world’s lightest notebook by our top-tier notebook brand customer. In 2015, we launched ultra-low power consumption eDP 1.4 timing controller that pairs with Nvidia G-Sync and AMD FreeSync™ technologies for graphic cards to process 3D graphics on ultra-high resolution displays in tablets, notebooks and monitors applications. These technological innovations were successfully adopted by various tier-one system customers in the following year. In 2017, our eDP timing controller that supports 4K UHD notebook began mass production. Eyeing on the growing gaming hardware and HDR market, we will advance our solutions to provide the best user experience in 2018.

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

•    384 to 1920 output channels

•    6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)

•    one gamma-type driver

•    two gamma-type driver to improve display quality

•    three gamma-type drivers (RGB independent gamma curve to enhance color image)

•    output driving voltage ranging from 7 up to 18V

•    input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA

•    low power consumption and low EMI

•    support COF and COG package types

•    support TTL, RSDS, mini-LVDS (up to 400MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface and customized interface technologies

•    support dual gate and triple gate panel designs

TFT-LCD Gate Drivers

•    192 to 1600 output channels

•    output driving voltage ranging from 10 up to 50v

•    input logic voltage ranging from standard 3.3V to low power 1.8V

•    low power consumption

•    support COF and COG package types

•    support dual gate and triple gate panel designs

Timing Controllers

•    product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD, UHD and 8K4K (1,920 x 1,080 pixels, 1,920 x 1,200 pixels, 3840 x 2160 and 7680 x 4320)

•    support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies

•    embedded overdrive function to improve response time

•    support CABC to save power and color engine to enhance color and sharpness

•    support TTL, LVDS, eDP, G-sync, MIPI and V-by-one input interface technologies

•    support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs

•    support amorphous silicon, IGZO and LTPS panel

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

•    2 gamma bank selection, setting time < 3uS

•    Analog power supply voltage: 9.0V to 20.0V

•    Digital power supply voltage: 2.7V to 3.6V

• Peak current on gamma channels: 200mA • Peak current on VCOM channel: 400mA • Programmable VCOM limit • 12C speed up to 1MHz

Electronic Paper Display Applications

We offer display driver for the Electronic Paper Display (EPD) applications, such as reading & writing device, Electronic Shelf Label (ESL) and Signage Display. The Electronic Paper Display (EPD) drivers can support various display resolutions to meet the customized needs of applications.

The following table summarizes the features of our Electronic Paper Display (EPD) solutions:

Product	Features
Electronic Paper Display (EPD) Source Drivers

•    Features 320 to 1920 output channels

•    output driving voltage ranging from 15 up to 50v

•    input logic voltage ranging from standard 3.3V to low power 1.8V

•    low power consumption and low EMI

•    support TTL, mini-LVDS cascade modulated driver interface, or point-to-point high speed interface and customized interface technologies

•    support COF and COG package types

Electronic Paper Display (EPD) Gate Drivers

•    100 to 840 output channels

•    output driving voltage ranging from 10 up to 50v

•    input logic voltage ranging from standard 3.3V to low power 1.8V low power consumption

•    support COF and COG package types

Electronic Paper Display (EPD) Integrated Drivers	• Highly integrated chip embedded with source driver, timing controller and power circuit • source driver output driving voltage ranging up to 30V • Support COG package types

Mobile Handset, Tablet and Consumer Electronics Applications

We offer display drivers for mobile handset, tablet PC and consumer electronics (“CE”) displays that combine source driver, gate driver, timing controller, DC to DC circuits , and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD, LTPS and AMOLED.

Smartphones and tablet PCs have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), WSVGA (1024 x 600), HD720 (720 x 1280)/ WXGA (800 x 1280), FHD (1080 x 1920) / WUXGA(1200 x 1920) and up to QHD (1440 x 2560) / WQXGA (1600x2560) display driver ICs. We have recently continued to update new products for this mainstream smartphone and tablet PC segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. A few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. In 2015, we developed new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. In 2016, Himax developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016 and extended TDDI applications to tablet PCs in 2017. Smartphone display had a dramatic change in terms of aspect ratio, instead of resolution, in 2017. Though display resolution of entry smartphones kept moving up from WVGA or qHD to HD, high-end smartphone display may be stuck at FHD or QHD since it’s pixel per inch is good enough for normal consumers’ daily use. OEMs start to seek for differentiation with 18:9 or even wider aspect ratio, full front displays. Himax has designed conventional 16:9 HD and FHD DDICs capable of supporting 18:9 or wider HD+/FHD+ displays and achieved a number of design-wins with leading Chinese smartphone brands. As in-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular, we re-invented a new generation of TDDIs supporting COG and COF for 18:9 or wider aspect ratio with interlaced output pins, which makes the bottom border of the in-cell touch display even smaller to gain higher display to body ratio. Our new generation FHD+ TDDI with COG and COF are in design-in stage with a number of leading Chinese smartphone brands and panel makers. While COG TDDI offers cost effective slim bezel design, TDDI with COF package can enable super-slim bezel design for premium smartphone models. We expect small volume shipment in the first half of 2018 with accelerating volume in the second half of 2018. We believe new generation TDDI will have significant contribution for our small panel business starting 2018.

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

•    fewer external components to reduce costs

•    slimmer die for compact module to fit smaller mobile handset designs

•    application specific integrated circuits, or ASIC, can be designed to meet customized requirements for LCD or AMOLED

•    touch display driver integrated circuit (TDDI) for advanced in-cell touch display

•    extending from 16:9 to 18:9 or wider aspect ratio

•    COG and COF solutions for super slim bottom border

Automotive Display Applications

We offer source drivers, gate drivers, timing controllers and integrated drivers for the fast ramping automotive display applications, such as instrument cluster display (ICD), center information display (CID), head-up display (HUD), rear seat entertainment display (RSE) and rearview mirror display.

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ration and reduction thermal in automotive display applications.

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
TFT-LCD Integrated Drivers

•    highly integrated chip embedded with source driver, timing controller and power circuit

•    support RGB, LVDS input interfaces

•    support Single Gate, Dual Gate, Triple Gate panel structure

•    support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel

•    support resolution up to 2880RBx1080 with cascaded chips

•    source driver output driving voltage ranging up to ±6.6V or 16V

•    support Fail Detect Function, including CRC Function

•    support COG package type

Timing Controllers

•    support LVDS, eDP 1.2 input interface

•    support RSDS, mini-LVDS, Point-to-Point output interfaces

•    support Single Gate, Dual Gate, Triple Gate panel structure

•    support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel

•    support various resolutions up to 4K1K(ICD) or 3K2K(CID)

•    support Local Dimming Function

•    support Fail Detect Function, including CRC Function

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

In 2015, we grew shipments of our touch controller product line with successful design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities endorsed by highly recognized end brands also caught the attention of leading in-cell panel makers. They have engaged us in the development of touch-display driver integrated circuit (TDDI) as a key strategic partner rather than just a display driver IC supplier. We have developed a series of TDDI in 2015 and 2016 for these tier one in-cell touch panel makers and started mass production in smartphone brands. We also expect to start the mass production of our TDDI in tablet PC soon. In-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has become the mainstream technology. Over time we will expand our TDDI solutions to replace discrete DDIC and touch controller IC.

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

•    support ultra low cost one layer multi-touch (OLM) solution on GF, GG, OGS, or On-cell touch sensors

•    support advanced functions such as passive stylus, glove, proximity sensor replacement, etc

•    minimum components: simple, neat, and flexible mechanical design

•    touch-display driver integrated circuit (TDDI) for advanced in-cell touch display

•    extending from 16:9 to 18:9 or wider aspect ratio

•    COG and COF solutions for super slim bottom border

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

•    built-in 64 mega bits SDR chip

•    TTL interface supports up to 1920 x 1080 RGB 888 resolution

•    TTL interface supports up to 12 bits RGB/YUV

•    built-in 3D glass sync and L/R sync signal

Except for scalers and 2D to 3D solutions, we also extended the HDMI2.0 chipset product offerings in 2015 to meet the trend of high speed interface adoption. Below are two major and the most recent HDMI2.0 to Vx1 bridge products.

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

•     support OSD Generator and Display

•     high performance 32-bit RISC CPU, with SPI flash interface

•     support dithering function

•     support Slave I2C programming interface

IP and ASIC Service

From the fourth quarter of 2011, Himax Media Solutions, our subsidiary, developed a new business segment on IP and ASIC service. It is a brand new model based on our core technology of video display and High Speed Transmission. For video display related, we offer RGBW IP Technology Licensing. For High Speed Transmission related, we offer HDMI, V-by-One HS Silicon IP (SIP) Licensing. For ASIC service, it is based on an integrated and verified design platform of depth sensing and High Speed Transmission IPs to enable a time-to-market Specification-to-Chip ASIC service.

Video IP

As an expert player in image and display core technologies solutions, we develop and own unique IPs of image and video applications. The high quality IP, used in various products, can provide our licensees with differentiated products and advantage in time-to-market. The features of IPs are summarized in the following table:

Product	Features
RGBW IP

•     Supporting, RGBW gray-level transform from RGB input, RGBW color enhancement and sub-pixel rendering.

•     Support color temperature adjustment

•     Support consistent color temperature

•     Support consistency of Gamma

•     Support 16 bytes of sub-pixel permutation

•     Support resolution: 3840x2160 @ 60Hz

•     Support bit depths

•     Input RGB30 per pixel

•     Output 30bit per pixel (3-channel data, whose representation depends on sub-pixel permutation configuration)

•     No SRAM for line buffer

Silicon IP

We also develop and own unique IPs of high speed transmission. These silicon IPs are not only silicon proven but also “product proven” and are used in various popular media commercial products. We provide our licensees with unique, high quality and cost competitive silicon IPs to reduce risk and accelerate time-to-market. The features of silicon IPs are summarized in the below table:

Product	Features
HDMI Receiver IP	• provide configurable HDMI digital controllers and high-speed mixed signal Physical Layer IP (“PHY”) • fully compliant with HDMI 1.4a/HDMI 2.0 specifications and received the ATC certification
VBO Transmitter and Receiver IP

•     fully compliant with the V-by-One® HS Standard Version 1.4

•     provide configurable VBO digital controllers and high-speed mixed signal PHY

•     designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

ASIC Service

From 2012, we had successfully completed several ASIC service projects for Japan top TV, Project and HMD makers with advanced and high performance customized video processing chips. All of these chips are implemented with Himax Media Solutions’ proprietary video process platform that includes our video process display IP and high speed transmission IPs. The process nodes adopted for these ASIC are usually 40nm, 55nm and even 28nm processes. From 2016, Himax Media Solutions also developed the depth sensing technology that aims 3D sensing and AR/VR markets. On the other hand, the low power Convolution Neural Network (CNN) accelerator platform is also developed for the emerging ultra-low-power Computer Vision market.

The following table summarizes the features of our ASIC service:

Product	Features
ASIC Service

•     Well established ASIC development platform, based on our unique video processor and image processing technologies.

•     offer a wide variety of video interface IPs, like LVDS, HDMI, DVI, V-by-one, Display port, MIPI, MHL, etc.

•     built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc

•     built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.

•     support 4K x 2K/ 5K x 2K/ 8K x 4K display

•     Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications

•     Low power Convolution Neural Network (CNN) algorithm and hardware accelerator for Computer Vision market

•     Ultra low power controller design for Always-on image sensing applications

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

Himax Display is the market leader of the LCOS industry based on market share since 2012 with the whole product line patented by the Company. We believe Himax Display is the only non-captive LCOS company that owned a mass production ready liquid crystal assembly line. We have produced and shipped over 2.0 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, communication, toy projector, AR glasses, HUD for automotive and HUD for motorcycle.

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

Given that IoT applications bring a lot of demand and applications of ultra low power computer vision, we're developing the eyes for IoT. With our super low power AoS, we’ve already collaborated with algorithm and processor partners to build up a people detection camera system called WiseEye running in approximately 2.5mW. The WiseEye can be used in different kinds of applications, including smart office, smart building, surveillance, robotics, etc. In addition to developing the AoS product to drive the power as low as possible, we’re also devoted ourselves in designing the industrial leading pixel with higher near infrared Quantum Efficiency (“QE”) to support the new generate 3D depth camera. 5MP UltraSense2 is our 1st product in NIR sensor product line with QE over 50% in 850nm and around 35% in 940nm. Its superior performance hugely helps to lower the system power and enhances the system performance. With the high QE in NIR band, we open the doors to building more sensor and camera systems for machine vision. Regarding the conventional color sensors, we put the resource in more specialized and customized big pixel sensors for automotive and surveillance with higher value to the customers by providing unique features like better sensitivity in low light, high dynamic range, slim embedded ISP, etc.

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

•    Frame-Sync control for multiple camera system

8MP UltraSenseTM Color Image Sensor

•    BSI in 1/3.2” format color type

•    8MP at 30 frames per second, support 1080p and 720p at 30 frames per second

•    High dynamic range supported by alternating row and alternating frame approaches

•    Low power consumption

•    10 bit parallel video data port and 4-lane MIPI CSI2 outputs RAW8/10 and RGB565/555/444

Product	Features
5MP ViviSenseTM Color Image Sensor

•    1/4” format color type

•    5MP resolution at 30 frames per second, support 720p HD at 83 frames per second and 1080 FHD at 56 frames per second

•    Compact die size design to support small modules

•    4-lane MIPI CSI2 outputs RAW8/10

5MP UltraSense 2TM NIR Sensor tailored for 3D Sensing

•    1/2.6” format color type with high sensitivity BSI pixel

•    5MP resolution at 45 frames per second, support QHD video at 60 frames per second

•    Compact die size design to support small modules

•    4x NIR sensitivity at 940nm

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

HD 720p UltraSenseTM NIR Sensor tailored for 3D Sensing

•    1/6.5” format with high sensitivity BSI pixel

•    720p HD resolution at 60 frames per second

•    Low power consumption

•    Support Intel SSC function on MIPI I/F

•    4x NIR sensitivity at 940nm

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

•    Anti-blooming and dark sun cancellation

•    Built-in low dropout regulator and power on reset

•    10 bit parallel video data port supports RAW, YUV422, and RGB565/555/444

Product	Features
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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens with integrated waveguide, refractive optics and diffractive optical element (DOE) is the best solution for next generation computational imaging module for 2D/3D illumination and 3D dot projector, which can be applied to 3D face recognition, 3D sensing, 3D reconstruction, and gesture control. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products such as smartphones, AR/VR devices, and other mobile devices.

Our WLO technology is also adapted to form microstructure such as lens array, DOE and lenticular lens for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high volume manufacturing to many tier 1 customers in the AR/VR, mobile device and wearable front.

The following table sets forth the features of our wafer level optics products:

Product	Features
Refractive Optical Lens

•    for Micro Lens Array(MLA) illumination diffuser, lighting control, flux illumination lens, collimation lens, and compact size camera lens

•    provide multi-layer solution including optical AR coating, IR-cutting filter coating, aspheric surface

•    double-side manufacture process

•    already in mass production

Diffractive Optical Element (DOE)

•    computational imaging, flux illumination , dot projector for 3D sensing, 3D reconstruction, gesture and illumination control

•    using WLO process to integral multi-layers DOE and refractive lens

•    provide customized solution for specific application

Near Infrared(NIR) Projector Module

•    dot projector module solution for computer vision , 3D sensing, 3D reconstruction, gesture and illumination control

•    integral NIR Laser (830/850/940nm), optical system(refractive+ diffractive lens) and high precise active alignment assembly solution to provide the smallest form factor

•    Module design for smartphone and other mobile devices

•    provide customized module solution for different application

3D Sensing Total Solutions

3D sensing can have a wide range of applications across smartphone, IoT, automotive, AR/VR, robotics, etc. We are very excited about the growth prospects it represents and believe 3D sensing will be our biggest long term growth engine. SLiM™ (Structured Light Imaging Module), our structured light based 3D sensing total solutions, which we announced jointly with Qualcomm in August 2017, brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as our unique know-how in 3D sensing system integration. The Qualcomm/Himax solution is by far the best performing 3D sensing and face recognition total solution available for the Android smartphone market right now.

A total solution approach is essential for most of the Android OEMs because it substantially reduces the customer’s integration complexity to a minimum. The majority of the key technologies inside the SLiMTM total solution is developed and supplied by Himax ourselves. These critical technologies include, on the projector end, DOE and collimator utilizing our world leading WLO technology, a tailor-made laser driver IC, and high precision active alignment for the projector assembly; and on the receiver end, a high efficiency near-infrared CMOS image sensor. Last but not least, Himax also developed an ASIC by incorporating Qualcomm’s algorithm for 3D depth map generation. The fact that all of these critical components are developed in-house puts us in a unique leading position. It represents a very high barrier of entry for any potential competition and a much higher ASP and profit margin for us.

The Qualcomm/Himax solution is by far the highest quality 3D sensing total solution available for the Android market right now. It has the industry’s best performance in all of dimension, 3D depth accuracy, indoor/outdoor sensitivity and power consumption. It passes the toughest eye safety standards with a proprietary glass broken detection mechanism to safeguard the user from any potential harm. Furthermore, we are the only solution to offer face recognition for secure online payment, a must-have feature for high end smartphones of the future. We are working with multiple tier-1 smartphone makers to launch 3D sensing on their premium smartphones.

Our SLiM™ solution is now ready for mass production. We have already achieved pretty satisfactory production yields in our internal pilot production. Given that SLiM is a highly integrated solution with ASPs much higher than those of individual components, by the time we start making shipment, it will be a major growth contributor to our top and bottom lines.

Wafer Level Optics Products

WLO is one of the key technologies enabling 3D sensing, AR goggle devices, and many other applications. At present, 3D sensing is the top priority of our WLO business. Levering on our exceptional design know-how and mass production experience in WLO technology, we are able to produce the world’s most compact optics required of 3D sensing while achieving superior performance.

CMOS Image Sensor

Our NIR sensor is a critical part in the structured light 3D sensing total solution. Our NIR sensors’ overall performance is far ahead of those of our peers in 3D sensing applications. We currently offer low noise HD, or 1 megapixel, and 5.5 megapixel NIR sensors and are planning to add more to further enrich our product portfolio. Our NIR sensors deliver superior quantum efficiency in the NIR range, especially over 940nm band which is critical for outdoor applications.

ASIC

One of the critical elements of our 3D sensing total solution is an ASIC for 3D depth map generation. We are able to develop the ASIC thanks to our unique in-house capability in developing video ASICs for customers. Equipped with the ASIC, our 3D sensing total solution can substantially reduce the power consumed while processing 3D sensing, enhance personal data security, accelerate the 3D depth map generation, and free up a smartphone’s processor for other applications. We view this unique capability as a significant competitive advantage. It has been and will continue to be one of our key drivers in the success of our 3D sensing total solution.

Active Alignment

With much experience in optical assembly for AR and VR devices, our factory has developed a system to do active alignment for tiny components. From the incoming quality check, assembly process, and testing, all steps are monitored and checked. The precision assembly capability gives us very good foundation to do the optical assembly for DOE, WLO, and laser.

Laser Driver

Based on our expertise in projector, optics, and driver, we have designed a special Glass Broken Detection (“GBD”) mechanism on our projector. With the support from laser driver, it can cease the laser to prevent users from being exposed to higher power laser energy.

The following table sets forth the features of our 3D sensing total solutions:

Product	Features
SLiMTM total solution

•    Dot projector: More than 33,000 invisible dots, the highest in the industry, projected onto object to build the most sophisticated 3D depth map among all structured light solutions

•    Depth map accuracy: Error rate of < 1% within the entire operation range of 20cm-100cm

•    Face recognition: Enabled by the most sophisticated 3D depth data to build unique facial map that can be used for instant unlock and secure online payment

•    Indoor/outdoor sensitivity: Superior sensing capability even under total darkness or bright sunlight

•    Eye safety: Certified for IEC 60825 Class 1, the international laser product standard which governs laser product safety under all conditions of normal use with naked eyes

•    Glass broken detection: Patented glass broken detection mechanism in the dot projector whereby laser is shut down instantaneously in the event of broken glass in the projector

•    Power consumption: Less than 400mW for projector, sensor and depth decoding combined, making it the lowest power consuming 3D sensing device by far among all structured light solutions

•    Module size: the smallest structured light solution in the market, ideal for embedded and mobile device integration

In an attempt to accelerate the adoption of 3D sensing for Android phones, in addition to SLiM™, we are also working on stereoscopic type 3D sensing as a lower cost alternative. Unlike SLiM™ which utilizes structure light to generate 3D, stereoscopic type uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement. Both types of solutions offered by Himax operate on active NIR light source with high sensitivity NIR sensors, thus working well even under extreme brightness or total darkness. For 3D sensing purposes, structure light approach offers better depth precision than stereoscopic type but the cost is also higher. By introducing stereoscopic 3D sensing, we aim to bring down the cost of 3D sensing so that it can be afforded by mass market smartphone models. We are pleased to report that development of stereoscopic 3D sensing total solution for face recognition and 3D features has been under way. Similar to our experience in SLiM™, we are working with some of the most prominent ecosystem partners in developing our stereoscopic 3D total solution. We will update progress in due course. While lower cost compared to structure light, stereoscopic 3D will still represent a much higher ASP and better gross margin potential for us.

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

3D Technologies. Several technologies in Himax are integrated together to form our 3D solution. First, wafer level imprinted technology is used to design and manufacture DOE and WLO. Then, the totally new design CMOS sensor architecture and process gives the industry leading NIR Quantum Efficiency (QE) sensors which are specially designed for 3D applications. Our expertise in precision assembly in optics as well as ASIC and driver design additionally helps us to provide a more complete solution to our customers.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2017, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 74.3%, 76.4% and 75.3% of our revenues in 2015, 2016 and 2017, respectively. In 2015, 2016 and 2017, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates, accounted for 20.1%, 22.4% and 25.8% of our revenues, respectively; customer B and its affiliates, accounted for 21.1%, 15.2% and 15.5% of our revenues, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers, panel manufacturers using LTPS or OLED, or Oxide technologies, mobile display module and mobile device manufacturers and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market for large-sized panels is concentrated among a limited number of major panel manufacturers. We also market our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers' future product demand. Additionally, we will form a strategic partnership with tier-1 customers for our LCOS microdisplays to penetrate into an emerging market. We believe we need this close relationship with our customers to create a new application eco system.

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

We operate a fab under Himax Display primarily for performing manufacturing processes for our LCOS microdisplays. Moreover, for better integration, we also established an in-house color filter facility under Himax Taiwan, which commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor products with over 50 million optics shipment record to tier-1 customers and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. In addition, we have established an in-house WLO facility under Himax Taiwan for the key process of our wafer level optics products, which commenced small-scale shipments in December 2009.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2017 and will expire in September 2018. In February 2006, we received ISO 14001 certification, which was renewed in December 2017 and will expire in December 2020. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2016 and will expire in March 2019, and OHSAS 18001 certification, which was renewed in December 2017 and will expire in January 2021.

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
SK Hynix
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco., Ltd.	Chipbond Technology Corporation
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
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc. King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation

Intellectual Property

As of February 28, 2018, we held a total of 2,990 patents, including 1,356 in Taiwan, 939 in the United States, 619 in China, and 76 in other countries. The expiration dates of our patents range from 2019 to 2038. We also have a total of 93 pending patent applications in Taiwan, 113 in the United States and 227 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China, Europe, Singapore, Korea and Japan and the United States.

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

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd., and Synaptics Incorporated. We also face competition from integrated device manufacturers, such as Rohm Co., Ltd.

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

For LCOS microdisplay products, we face competition from OmniVision, Jasper, Citizen, Syndiant, Kopin, Compound Photonics and RAONTECH. We also compete with alternative microdsiplay technology providers such as Texas Instruments with DLP, Sony with Micro OLED and Bosch with scanning mirror.

For power ICs, we face competition from Taiwan companies including Global Mixed-mode Technology Inc., Advanced Analog Technology, Inc and On-Bright Electronics Co. We also compete with worldwide suppliers such as Maxim Integrated Products, Inc., Texas Instruments Incorporated and Rohm Co., Ltd.

For CMOS image sensor products, our focus is on machine vision. Competition in this space is primarily from OmniVision Technologies Inc. and Sony Corporation.

For wafer level optics products, we face competition primarily from Heptagon that was acquired by ams AG.

For 3D sensing, the Qualcomm/Himax solution is by far the best performing 3D sensing and face recognition total solution available for the Android smartphone market right now. Himax is the only one to provide the one-stop solution though there are more companies jumping into the game. ams AG will be the main competitor we face in the worldwide while Orbbec and Mantis Vision will be the competitors in China.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of February 28, 2018.

The following table sets forth summary information for our subsidiaries as of February 28, 2018.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.0	%(1)
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.7	%(1)
Integrated Microdisplays Limited	LCOS design	Hong Kong	82.7	%(3)
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.7	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	93.7	%(1)
Himax Imaging Corp.	IC design	California, USA	93.7	%(4)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	99.2	%(1)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.0	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)

(1) Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2) Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3) Indirectly, through our 82.7% ownership of Himax Display, Inc.

(4) Indirectly, through our 93.7% ownership of Himax Imaging, Ltd.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff.

We also lease office space in Taipei, Hsinchu and Tainan, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai, Ningbo, Wuhan, Hefei, Xiamen, Chongqing, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and Campbell, California, Minneapolis, Minnesota, USA. The lease contracts may be renewed upon expiration.

We have established under Himax Taiwan an in-house WLO facility for the key process of our products, with 1,171 square meters of floor space in a building leased from Innolux, which already produced and shipped over 50 million optics to tier-1 customer from 2010. We have also expanded certain facilities for LCOS and WLO products to accommodate new customers and new applications located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Innolux in Tainan, where it established an in-house color filter facility that commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our color-filter LCOS microdisplays products and creates value for our customers.

We began construction of our new building in March 2017, located nearby the current headquarters. In 2017, our significantly higher than usual capital expenditures of $39.8 million included the construction of a new building and facility $18.5 million, WLO product line $16.3 million and others $5 million. The construction of a new building, located nearby the current headquarters, will house additional 8” glass WLO capacity, the new active alignment equipment needed for our SLiM™ 3D sensing solutions and provide extra office space. The construction of the new building has been completed on schedule. In 2017, we announced a capex plan of $80 million (Phase I capital expansion), covering land, new building, facilities and clean room, which is on top of our regular capex and an unprecedented move in our history given our fabless nature. The Phase I capital expansion includes the construction of a new building, an increase of WLO capacity for the anchor customer and an initial monthly capacity of 2 million units for SLiM solution. In February 2018, we announced an increase to the Phase I budget from $80 million to $105 million. The addition of $25 million is primarily for enhanced manufacturing automation and CIM infrastructure to achieve higher product yields and better production efficiency, an extra land of 1 hectare and more clean room and office space for future expansion. The Phase I is being executed as scheduled. Of the $105 million budget, $33 million has been paid out in 2017 with the remaining $72 million expected to be paid in 2018.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, automobile, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, medical devices and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2017 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In the second half of 2015, over-supply issues happened to the large-sized TFT-LCD panel industry again. As high inventory level was built up in the first half of 2015 along with new capacity ramp from China panel makers, ASP pressure became intense as a result. In the first half of 2016, our large-sized display drivers suffered from another ASP erosion due to the oversupply in large-sized TFT-LCD panel industry. Large-sized display drivers and small and medium-sized panel driver business also experienced ASP erosion in 2017. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution which creates a higher barrier of entry, less competition and higher profit margins.

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

The proportion of non-driver business would also affect our financial position and results of operations. For the past three years, we have experienced operating losses from our non-driver business. This was partly due to low sales volume during these periods that led to insufficient revenue to fully cover expenses such as research and development and operating expenses. We expect, however, to ramp up the volume production and sales of our non-driver products in the future and generate positive operation income from such non-driver products. In addition, given that our non-driver products have higher gross margins and higher growth potential than our driver products, we expect the overall profit margin across our product platform to improve.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2015, 2016 and 2017 was 76.4%, 75.8% and 75.6%, respectively. In 2017, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 47.6%, the cost of processed tape was 9.9%, the cost of assembly and testing was 41.7% and overhead was 0.8%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $6.2 million, $10.1 million and $6.9 million in 2015, 2016 and 2017, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $4.5 million, $9.2 million and $6.1 million in 2015, 2016 and 2017, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2015, 2016 and 2017 as reflected in our consolidated financial statements.

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

We made grants of 580,235 RSUs to our employees on September 29, 2017. The vesting schedule for such RSU grants is as follows: 96.91% of the RSU grants vested immediately and were settled by cash in the amount of $6.1 million on the grant date, with the remainder vesting equally on each of September 30, 2018, 2019 and 2020, which will be settled by our ordinary shares, subject to certain forfeiture events. The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 25, 2015, September 28, 2016 and September 29, 2017 was $7.92, $8.30 and $10.93 per ADS, respectively, which was based on the trading price of our ADSs on that day.

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

The ROC Statute for Upgrading Industries provided to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies was required to be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2014 and will expire on December 31, 2018. In addition, beginning January 1, 2014, Himax Semiconductor became entitled to a five-year tax exemption that will expire on December 31, 2018. While the ROC Statute for Upgrading Industries expired at the end of 2009, under a grandfather clause we have continued to enjoy the five-year tax holiday since the relevant investment plans were approved by the ROC tax authority before the expiration of the Statute. The effect of such tax exemption was an increase on net income and basic and diluted earnings per share attributable to our stockholders of $1.8 million, $0.01 and $0.01, respectively, for the year ended December 31, 2015, $3.9 million, $0.01 and $0.01, respectively, for the year ended December 31, 2016 and $0.5 million, $0.002 and $0.002, respectively, for the year ended December 31, 2017. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

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

Revenues generated from sales of display drivers for large-sized applications decreased slightly in 2015. Notably, TV application grew over 20% year-over-year, the highest growth since 2011. Revenues from large-sized application increased 21.6% in 2016. The strong year-over-year growth originated from our focus in China starting in 2012 and our efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. Revenues from large-sized application decreased 17.6% in 2017. The year-over-year decline was mainly due to phase-out of certain customers’ old models and the misses in certain customers’ new design-in activities at the end of the fourth quarter of 2016 and the first quarter of 2017. In 2015, display drivers for mobile handsets applications declined mainly due to our key Korean end-customer’s decision to substantially increase the portion of AMOLED panels in their smartphone portfolio and the weak smartphone sales in China. In addition, in 2015, the decline of worldwide tablet market resulted in the decrease in revenue of display drivers for consumer electronics application despite strong growth of display drivers for automotive applications. In 2016, display drivers for mobile handsets applications rebounded well, reflecting our leading position in the Chinese smartphone market where demand was stimulated by the rising adoption of 4G network and our end brand customers performed strongly in 2016. In 2017, display drivers for mobile handsets applications declined around 40.7% mainly due to the increasing adoption of TDDI solutions where we had a relatively slow start. Our non-driver products experienced tremendous growth during 2016, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. Non-driver products decreased 3.6% year-over-year in 2017. This decline was primarily due to discontinuation of LCOS and WLO shipments to a major AR customer. Nevertheless, the Company’s WLO business hit inflection in the middle of 2017 when it began mass shipment to an anchor customer.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$224,423	32.4	$272,906	34.0	$224,798	32.8
Display drivers for mobile handsets applications	170,705	24.7	191,845	23.9	113,591	16.6
Display drivers for consumer electronics applications	165,271	23.9	177,114	22.1	191,458	27.9
Others(1)	131,390	19.0	161,052	20.0	155,320	22.7
Total	$691,789	100.0	$802,917	100.0	$685,167	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics products, scaler, NRE incomes, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 20.1%, 22.4% and 25.8% of our revenues in 2015, 2016 and 2017, respectively. Customer B and its affiliates accounted for 21.1%, 15.2% and 15.5% of our revenues in 2015, 2016 and 2017, respectively.

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Customer A and its affiliates	$138,801	20.1	$180,015	22.4	$176,728	25.8
Customer B and its affiliates	146,209	21.1	121,972	15.2	106,380	15.5
Others	406,779	58.8	500,930	62.4	402,059	58.7
Total	$691,789	100.0	$802,917	100.0	$685,167	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2015, 2016 and 2017 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2015, 2016 and 2017, approximately 36.8%, 24.9% and 25.8% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 53.9%, 63.2% and 61.5% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2015, 2016 and 2017 were 13.6%, 11.9% and 17.2%, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with the increase in office equipment and new building, and incur additional compliance costs required of a publicly listed company in the United States.

Bad Debt Expense

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing an appropriate allowance for doubtful accounts, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2015, 2016 and 2017, we recognized bad debt expense of $0.3 million, $0.6 million and $0.2 million, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans, and the 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016 and September 29, 2017 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $6.2 million, $10.1 million and $6.9 million in 2015, 2016 and 2017, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

Income Taxes

Since we and our direct and indirect subsidiaries are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands. However, if the relevant bylaws of the PEM rules have been adequately enacted and properly advocated, we may be determined to be within the territory of the ROC and our income tax shall be levied in accordance with the Income Tax Act and relevant tax regulations. Therefore, dividend payments made by us would be subject to withholding tax in the ROC. We recognize income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities.

Our effective income tax rate was 34.7% in 2015, 18.0% in 2016 and 14.9% in 2017.

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

Under the ROC Statute for Upgrading Industries and the applicable grandfather clause, income attributable to certain of Himax Taiwan’s expanded production capacity is tax exempt for a period of five years, effective on January 1, 2014 and will expire on December 31, 2018. In addition, beginning January 1, 2014, Himax Semiconductor is also entitled to a five-year tax exemption that will expire on December 31, 2018. Based on the ROC statutory income tax rate of 17%, the effect of these tax exemptions on net income and basic and diluted earnings per ordinary share attributable to our stockholders had been an increase of $1.8 million, $0.01 and $0.01 for the year ended December 31, 2015, respectively, $3.9 million, $0.01 and $0.01 for the year ended December 31, 2016, respectively and $0.5 million, $0.002 and $0.002 for the year ended December 31, 2017, respectively. No such tax exemption is provided for under the newly adopted Statute for Industrial Innovation.

According to the amendments to the “Income Tax Act” enacted by the office of the President of the ROC on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. This increase does not affect the amounts of the current or deferred taxes recognized for the year ended December 31, 2017. However, it will affect the Company’s current tax expense in the future, and deferred taxes will be remeasured in 2018, the period of enactment. The applicable combined tax rate for Taiwan will change from 23.85% to 23.44%, consisting of an aggregate calculation of the 20% statutory income tax, and the 5% undistributed earning tax.

On December 22, 2017, the U.S. President Trump signed into law H.R. 1, known as the “Tax Cuts and Jobs Act” that significantly changes the United States federal income tax system. Among a number of significant changes to the current United States federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal United States corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the United States federal income tax base. The Company does not expect the Tax Cuts and Jobs Act to have a material effect on the Company’s results of operations.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with U.S. GAAP.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2017, we based our share-based compensation cost on an assumed forfeiture rate of 0% per annum for RSUs issued in 2015, 1.8% per annum for RSUs issued in 2016 and 0% per annum for RSUs issued in 2017, respectively, under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2015, 2016 and 2017, the fair value of the ordinary shares underlying the RSUs granted to our employees was $7.92, $8.30 and $10.93 per unit, respectively, which was the closing price of our ADSs on September 25, 2015, September 28, 2016 and September 29, 2017, respectively.

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

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. In establishing an appropriate allowance for doubtful accounts, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. In 2016 and 2017, the allowance and related charge to earnings for sales returns and discounts increased for product quality issues. The allowance and related charge to earnings for doubtful accounts increased primarily due to a customer under reorganization in 2016. The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2015, 2016 and 2017 are as follows:

Allowance for doubtful accounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2015	$727	$310	$(262)	$775
2016	$775	$620	$-	$1,395
2017	$1,395	$155	$(1,550)	$-

Allowance for sales returns and discounts

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized	Balance at End of Year
	(in thousands)
2015	$868	$8,887	$(8,982)	$773
2016	$773	$10,624	$(9,861)	$1,536
2017	$1,536	$8,720	$(9,053)	$1,203

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher gross margin when such products are sold. Sales to date of such products have not had a significant impact on our gross margin. The inventory write-downs in 2015, 2016 and 2017 were approximately $9.8 million, $23.3 million and $12.3 million, respectively, and were included in cost of revenues in our consolidated statements of income. The inventory write-downs amount in 2016 was related to certain aged inventories of traditional human vision CMOS image sensors and driver IC products. Earlier in 2016, we decided to focus our CIS business on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, we made a decision to expedite the sales of some aged inventories of human vision sensors. We believe it is appropriate that we write-down the inventory in 2016, as we anticipate the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together.

Impairment of Long-Lived Assets, Excluding Goodwill

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. Prior to evaluating goodwill for impairment, we evaluated the Company’s long-lived assets for impairment. For CMOS image sensors and WLO these two asset groups, the undiscounted expected cash flows significantly exceeded the carrying amounts for CMOS image sensors and WLO asset group as of December 31, 2015, 2016 and 2017, respectively. No triggering events that would indicate potential impairment occurred for the other significant asset groups for the last three years. Consequently, we have not recognized any impairment charges on long-lived assets during the period from January 1, 2015 to December 31, 2017.

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

We have two operating segments, which are also reportable segments. We have determined that we have four reporting units. However, most of the goodwill has been assigned to the Driver IC reporting unit, which is also an operating segment. Goodwill also exists in our Non-Driver Products reportable segment as of December 31, 2015, 2016 and 2017. The amount of such goodwill is immaterial.

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

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. In 2015, the expenses for warranty increased for more product quality issues. However, customers asked to return the product when product quality issues happened, which resulted in less product warranty claims from 2016. The movement in accrued warranty costs for the years ended December 31, 2015, 2016 and 2017 is as follows:

Year	Balance at Beginning of Year	Additions Charged to Expense	Amount Utilized	Balance at End of Year
	(in thousands)
2015	$103	$1,121	$(997)	$227
2016	$227	$11	$(190)	$48
2017	$48	$146	$(154)	$40

Income Taxes

According to the amendments to the Income Tax Act enacted by the office of the President of the ROC on February 7, 2018, effective starting from January 1, 2018, dividends distributed by a Taiwan company to its foreign shareholders are subject to ROC withholding tax, the rate increased from 20% to 21%, on the amount of the distribution in the case of cash dividends or on the par value of the ordinary shares in the case of stock dividends. The surtax rate for undistributed earnings will be reduced from 10% to 5%. However, surtax paid on undistributed earnings can no longer be used to offset against the withholding tax imposed on the dividend distributed to foreign shareholders.

As of December 31, 2017, we have not provided for retained earnings tax on the undistributed earnings of approximately $594.5 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $593.8 million as of December 31, 2017. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2016 and 2017, the amount of cash and cash equivalents and investments in marketable securities available-for-sale held by Himax Taiwan were $105.9 million and $80.1 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Balance at beginning of year	$788	$1,335	$1,052
Increase related to prior year tax positions	292	-	384
Decrease related to prior year tax positions	-	(292)	(641)
Increase related to current year tax positions	630	-	-
Settlements	(368)	-	-
Lapse of statute of limitations	(7)	(2)	(41)
Effect of exchange rate change	-	11	-
Balance at end of year	$1,335	$1,052	$754

With the exception of Himax Taiwan, Himax Semiconductor, Himax Technologies Korea Ltd., or Himax Korea, Himax Technologies Japan Ltd., Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of our subsidiaries have generated tax losses since their inception and are not included in the consolidated tax filing with Himax Taiwan or other subsidiaries with taxable income. Valuation allowances for regular tax of $32.4 million, $36.5 million and $41.0 million as of December 31, 2015, 2016 and 2017, respectively, and valuation allowances for undistributed earnings tax of $11.9 million, $14.7 million and $17.9 million as of December 31, 2015, 2016 and 2017, respectively, were provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused tax credit carryforwards) to zero because management believes it is unlikely that these tax benefits will be realized.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2015	2016	2017
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	76.4	75.8	75.6
Research and development	13.6	11.9	17.2
General and administrative	2.7	2.5	3.0
Sales and marketing	2.8	2.4	3.0
Total costs and expenses	95.5	92.6	98.8
Operating income	4.5	7.4	1.2
Non-operating income, net	0.3	-	3.2
Income tax expense	1.7	1.3	0.6
Net income	3.1	6.1	3.8
Net loss attributable to noncontrolling interests	0.5	0.2	0.3
Net income attributable to Himax stockholders	3.6	6.3	4.1

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our revenues decreased by 14.7% to $685.2 million in 2017 from $802.9 million in 2016. The decrease was attributable mainly to a 40.8% decrease in revenues from display drivers for mobile handsets to $113.6 million in 2017 from $191.8 million in 2016, caused by weak sentiment in the China market and the increasing adoption of TDDI solutions where we had a relatively slow start. The display drivers for large-sized applications also recorded a 17.6% decrease to $224.8 million in 2017 from $272.9 million in 2016, primarily was caused by phase-out of certain customers’ old models and the misses in certain customers’ new design-in activities at the end of the fourth quarter of 2016 and the first quarter of 2017. Additionally, a 3.6% decrease in revenues from non-driver products to $155.3 million in 2017 from $161.0 million in 2016, due to the discontinuation of LCOS and WLO shipments to one of major AR device customers who decided to end the product’s production. Our average selling prices decreased by 4.7%, primarily due to the decrease from non-driver products, and our unit shipments decreased by 10.5% as a result of the decrease in our core driver IC business during 2017.

Costs and Expenses. Costs and expenses decreased by 9.0% to $677.0 million in 2017 from $743.7 million in 2016. As a percentage of revenues, costs and expenses increased to 98.8% in 2017 compared to 92.6% in 2016.

•	Cost of Revenues. Cost of revenues decreased to $518.1 million in 2017 from $608.6 million in 2016. The decrease in cost of revenues was due primarily to a 10.5% decrease in unit shipments in 2017, as compared to 2016. Inventory write-downs, which are included in cost of revenues, significantly decreased to $12.3 million in 2017 from $23.3 million in 2016. The inventory write-downs amount in 2016 was related to certain aged inventories of traditional human vision CMOS image sensors and driver IC products. Earlier in 2016, we decided to focus our CIS business on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, we made a decision to expedite the sales of some aged inventories of human vision sensors. We believe it is appropriate that we write-down the inventory in 2016, as we anticipate the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together. As a percentage of revenues, cost of revenues decreased to 75.6% in 2017 from 75.8% in 2016.

•	Research and Development. Research and development expenses increased by 22.9% to $117.8 million in 2017 from $95.8 million in 2016. This increase was primarily attributable to increases in salary expenses $6.7 million and tape-out expense $12.0 million to capture the increasing business opportunities. The increase in salary expenses was due primarily to a larger headcount of research and development staff, higher average salaries and NT dollar appreciation.

•	General and Administrative. General and administrative expenses increased by 2.5% to $20.6 million in 2017 from $20.1 million in 2016, primarily as a result of increases in professional fee.

•	Sales and Marketing. Sales and marketing expenses increased by 9.9% to $20.3 million in 2017 from $18.5 million in 2016, primarily resulting from increases in salary expenses. The increase in salary expenses was due primarily to larger headcount of sales and marketing staff and higher average salaries.

Non-Operating Income, net. We had net non-operating income of $22.2 million in 2017 compared to $0.2 million in 2016. We recognized gain on sale of securities, net of $23.2 million, among which, $23.0 million from disposal of non-marketable equity security, but offset by foreign currency exchange losses, net of $1.5 million in 2017.

Income Tax Expense. Our income tax expense decreased to $4.5 million in 2017 from $10.7 million in 2016. Our effective income tax rate decreased to 14.9% from 18.0% in 2016. The decrease in our effective income tax rate was primarily attributable to the lower withholding tax rate on gain on disposal of non-marketable equity security $23.0 million in 2017.

Net Income. As a result of the foregoing, our net income decreased to $25.8 million in 2017 from $48.7 million in 2016 and net income attributable to Himax stockholders decreased to $28.0 million in 2017 from $50.9 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues increased by 16.1% to $802.9 million in 2016 from $691.8 million in 2015. The growth was from our driver and non-driver products, both of which performed strongly. This increase was attributable mainly to a 21.6% increase in revenues from display drivers for the large-sized applications to $272.9 million in 2016 from $224.4 million in 2015, primarily originated from the Company’s focus in China starting in 2012 and its efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. This increase was also attributable mainly to a 9.8% increase in revenues from display drivers for mobile handsets and consumer electronics applications to $369.0 million in 2016 from $336.0 million in 2015. Contributing to this growth was the strong momentum in driver ICs for smartphone and automotive applications. Additionaly, a 22.6% increase in revenues from non-driver products to $161.0 million in 2016 from $131.4 million in 2015, due to higher LCOS and WLO shipments to a major AR customer in 2016, also contributed to the revenues growth. Our average selling prices increased by 3.8%, primarily due to the contribution from non-driver products, and our unit shipments increased by 11.8% as a result of the increased market share in our core driver IC business and tremendous growth experienced on our non-driver products during 2016.

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

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Segment Revenues
Driver IC	$560,399	$641,865	$529,847
Non-Driver Products	131,390	161,052	155,320
Total	$691,789	$802,917	$685,167

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Segment Operating Income (loss)
Driver IC	$59,506	$92,010	$43,021
Non-Driver Products	(28,834)	(32,775)	(34,871)
Total	$30,672	$59,235	$8,150

Driver IC Segment

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Segment revenues. Our revenues from the Driver IC segment decreased by 17.5% to $529.9 million in 2017 from $641.9 million in 2016. The decrease was mainly from the decrease in display drivers for mobile handsets application and large-sized application. This decrease was attributable to a 14.3% decrease in unit shipments of our driver IC products and a 3.7% decrease in our average selling price.

Segment operating income. Operating income from the Driver IC segment decreased to $43.0 million in 2017 from $92.0 million in 2016. This decrease was primarily attributable to a decrease in revenues in 2017 as compared to 2016. As a percentage of segment revenues, segment operating income decreased to 8.1% in 2017 from 14.3% in 2016. This decrease was attributable to the increase in the operating expense for the Driver IC year-over-year.

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

Non-Driver Products Segment

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 3.6% to $155.3 million in 2017 from $161.0 million in 2016. The decline was due to the discontinuation of LCOS and WLO shipments to one of our major AR device customers who decided to end the product’s production. This decrease was attributable mainly to a 11.5% decrease in average selling price of our non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $34.9 million in 2017 from $32.8 million in 2016. The operating loss increases was attributable mainly to the decrease in revenues and increase in operating expense.

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

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $32.8 million in 2016 from $28.8 million in 2015. The operating loss increases was attributable mainly to the above-mentioned inventory write-downs related to certain aged inventories of traditional human vision CMOS image sensors.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividend and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividend.

As of December 31, 2017, we had total current assets of $661.4 million, total current liabilities of $337.2 million and cash and cash equivalents of $138.0 million. As of December 31, 2017, we had total short-term debt of $147.0 million with equal amounts of cash and time deposits as collateral and did not have any outstanding long-term borrowings. We believe that our working capital is sufficient for our present requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by operating activities	$22,529	$84,672	$29,393
Net cash used in investing activities	(28,342)	(7,127)	(35,088)
Net cash used in financing activities	(49,608)	(22,715)	(41,214)
Net increase (decrease) in cash and cash equivalents	(55,637)	54,623	(46,429)
Cash and cash equivalents at beginning of period	185,466	129,829	184,452
Cash and cash equivalents at end of period	129,829	184,452	138,023

Operating Activities. Net cash provided by operating activities in 2017 was $29.4 million compared to $84.7 million in 2016. This decrease in net cash provided by operating activities in 2017 was due to lower net profit, an increase in cash used for raw materials, assembly, testing process fees in 2017 compared to 2016, partially offset by an increase in cash collected from customers in 2017 compared to 2016 as we had a relatively high accounts receivable balance at the beginning of year. Net cash provided by operating activities in 2016 was $84.7 million compared to $22.5 million in 2015. This increase in net cash provided by operating activities in 2016 was due primarily to improved profitability, a decrease in cash used for raw materials, assembly, testing process fees and inventories in 2016 compared to 2015, partially offset by a decrease in cash collected from customers in 2016 compared to 2015 as we had a relatively high accounts receivable balance at the end of year.

Investing Activities. Net cash used in investing activities in 2017 was $35.1 million compared to $7.1 million in 2016. This increase in net cash used in investing activities was due primarily to an increase in cash used for purchasing of property, plant and equipment in 2017 compared to 2016, an increase in cash used for purchasing of equity method investment, but offset by an increase in cash provided by disposal of investment in non-marketable equity securities in 2017 compared to 2016. Net cash used in investing activities in 2016 was $7.1 million compared to $28.3 million in 2015. This decrease in net cash used in investing activities in 2016 was due primarily to a decrease in cash used for purchasing of investment securities in 2016 compared to 2015 but offset by an increase in cash used for other receivable from related parties in 2016 compared to 2015.

Financing Activities. Net cash used in financing activities in 2017 was $41.2 million compared to $22.7 million in 2016. This increase was due primarily to an increase in distribution of cash dividends. Net cash used in financing activities in 2016 was $22.7 million compared to $49.6 million in 2015. This decrease was due primarily to a decrease in distribution of cash dividends.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $10.0 million, $7.9 million and $39.8 million in 2015, 2016 and 2017, respectively. In 2017, our significantly higher than usual capital expenditures of $39.8 million included the construction of a new building and facility $18.5 million, WLO product line $16.3 million and others $5 million. The construction of a new building, located nearby the current headquarters, will house additional 8” glass WLO capacity, the new active alignment equipment needed for our SLiM™ 3D sensing solutions and provide extra office space. The construction of the new building has been completed on schedule. In 2017, we announced a capex plan of $80 million (Phase I capital expansion), covering land, new building, facilities and clean room, which is on top of our regular capex and an unprecedented move in our history given our fabless nature. The Phase I capital expansion includes the construction of a new building, an increase of WLO capacity for the anchor customer and an initial monthly capacity of 2 million units for SLiM solution. In February 2018, we announced increasing the Phase I budget from $80 million to $105 million. The addition of $25 million is primarily for enhanced manufacturing automation and CIM infrastructure to achieve higher product yields and better production efficiency, an extra land of 1 hectare and more clean room and office space for future expansion. The Phase I is being executed as scheduled. Of the $105 million budget, $33 million has been paid out in 2017 with the remaining $72 million expected to be paid in 2018.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital is sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2015, 2016 and 2017, we incurred research and development expenses of $94.4 million, $95.8 million and $117.8 million, respectively, representing 13.6%, 11.9% and 17.2% of our revenues, respectively.

5.D. Trend Information

Looking into 2018, the Company’s major growth engines will be, for large panel segment, China panel makers’ increase in capacity, for small panel segment, in-cell TDDI for smartphone and driver ICs for automotive applications, and last but not the least for non-driver areas, increasing WLO revenue, and commencement of 3D sensing total solution shipment. 3D sensing will be Himax’s biggest long term growth engine consequently creating a more favorable product mix for Himax.

Large display driver IC business experienced a strong growth momentum in the second half of 2017 as 4K TV penetration was still on the rise globally and China continued to ramp brand new advanced generation LCD fabs. Being a market leader in large display driver IC business, Himax will benefit from such capacity expansion. With the 2020 Tokyo Olympics approaching, the ecosystem for super-high-resolution TV is being established, hoping to catch the business opportunity arising from the 8K program broadcast at the event. At CES in 2018, major TV manufacturers have unveiled their 8K TV with Himax solutions inside. Himax will continue working with major panel makers for the development of next generation 8K TVs.

Our small and medium-sized driver sales recorded a year-over-year decline in 2017 due to overall smartphone market weakness, largely caused by the increasing adoption of TDDI solutions where we had a relatively slow start. Himax has secured numerous TDDI design-wins for HD+ and FHD+ projects with top-tier names. We are confident that our TDDI solutions and display driver IC business will accelerate in 2018. On the high side, our new generation FHD+ TDDI with COF (chip on film) package is in design-in stage with a number of leading Chinese smartphone brands and panel makers. TDDI with COF package can enable super-slim bezel design for premium smartphone models. Himax expects small volume shipment in the first half with accelerating volume in the second half of 2018. Our driver IC business is also expanding into new areas such as smart home assistant segment. Such activities should help to cause a future rebound in sales momentum.

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. Additionally, our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer.

While 3D sensing can have a wide range of applications across smartphone, IoT, automotive, AR/VR, robotics, etc., our current target market is primarily the smartphone. SLiM™ (Structured Light Imaging Module), our turn-key total solution, has already achieved the performance, size, power consumption, and costs suitable for smartphones. We believe our total solution approach in 3D sensing will help reduces the customer’s integration complexity to a minimum and is essential for most of the Android OEMs. Himax SLiMTM total solution is now ready for mass production. We are working with multiple tier-1 Android smartphone makers to launch 3D sensing on their premium smartphones.

The CES Show in January 2018 showcased the fast-growing, multi-billion dollar AR/VR sector under development. Many companies, be the top name multinationals or new start-ups, are investing heavily to develop the ecosystem — applications, software, operating system, system electronics, and optics. With all these investments, we believe the AR goggle market will be back in an accelerating mode again. Having invested in the technologies for over 15 years, Himax is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR.

It is expected that Chinese panel makers will further expand their TFT-LCD and AMOLED capacity in the next few years. The significant increase in output offers attractive driver ICs business opportunities for Himax. However, we would like to caution that this might lead to over-supply in panels and growing bargaining power of Chinese panel makers at the same time, potentially resulting in more severe ASP pressure.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2017, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term debt	147,000	147,000	-	-	-
Operating lease obligations	3,241	1,122	1,265	616	238
Purchase obligations(1)	282,478	282,478	-	-	-
Other obligations(2)	538	370	168	-	-
Total	433,257	430,970	1,433	616	238

Notes:	(1)	Includes obligations for construction of new building, purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

(2)	Includes obligations under license agreements and donations for laboratory commitments.

As of December 31, 2017, the short-term debt consisted of bank loans with interest rates per annum that ranged from 0.35% to 0.58%, and cash and marketable securities totaling $147,000 thousand are pledged as collateral.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2015, 2016 and 2017, rental expenses for operating leases amounted to $2.1 million, $2.1 million and $2.2 million, respectively. The lease arrangements will expire gradually from 2018 to 2024. As of December 31, 2017, we agreed to make future minimum lease payments of $1.1 million, $0.8 million, $0.5 million, $0.3 million and $0.3 million in 2018, 2019, 2020, 2021 and 2022, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of building, equipment and computer software and construction of new building. As of December 31, 2017, the remaining commitments under such contracts were $40.8 million. These outstanding contracts had a total contract value of $60.6 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. Due to the current market is facing a capacity shortage of wafer fabrication, the Company has increased its placing of purchase orders to meet the sufficient capacity supply from foundries for year 2018. As of December 31, 2017, our contractual obligations pursuant to such arrangements amounted to approximately $193.4 million expected to be consumed to third quarter of 2018.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2017 were $3.4 million compared to $2.8 million and $2.5 million in 2016 and 2015, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2017 were $3.4 million compared to $2.8 million and $2.5 million in 2016 and 2015, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the changes of the consumer price index in Taiwan were -0.3%, 1.4% and 0.6% in 2015, 2016 and 2017, respectively.

Recent Accounting Pronouncements

For further information about recently adopted accounting standard updates and recently issued accounting standard updates in accordance with U.S. GAAP, see notes 2(v) and 2(w), respectively, to our consolidated financial statements.

Beginning January 1, 2018, we adopted International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) to prepare our consolidated financial statements and to discontinue the use of U.S. GAAP financial reporting. Upon adoption of IFRS in 2018, we will also report comparative financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2017, including applicable transition disclosures. We do not expect the transition from U.S. GAAP to IFRS to have any significant impact on the consolidated financial statements. In reaching this conclusion, we also considered in its assessment the expected impact on future periods of recently issued IFRS accounting standards with mandatory future adoption dates.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and is effective for annual reporting periods beginning on or after January 1, 2018. IFRS 15 has the similar nature with Topic 606. We will adopt IFRS 15 from January 1, 2018 under the Cumulative effect method, and have determined the adoption of IFRS 15 will not have a significant impact on its consolidated financial statements.

IFRS 9 Financial Instruments includes guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39, and is effective for annual reporting periods beginning on or after January 1, 2018. IFRS 9 has the similar nature with ASU 2016-01. As of December 31, 2017, we had $10,879 thousand reported as investment in marketable securities available-for-sale, that will be reclassified to financial assets at amortized cost and financial assets at Fair Value Through Profit or Loss (FVTPL) at amounts of $10,358 thousand and $521 thousand, respectively, on January 1, 2018 in accordance with IFRS 9.

IFRS 16 Leases establishes a single, on balance-sheet lease accounting model for lessees, and is effective for annual reporting periods beginning on or after January 1, 2019. IFRS 16 has the similar nature with ASU 2016-02. As of December 31, 2017, we are in the process of assessing the effects that adoption will have on our consolidated financial statements prepared in accordance with IFRS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of February 28, 2018. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	60	Chairman of the Board
Jordan Wu	57	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	69	Director
Yuan-Chuan Horng	66	Director
Hsiung-Ku Chen	66	Director
Jackie Chang	58	Chief Financial Officer
Norman Hung	60	Vice President, Sales and Marketing

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

Dr. Yan-Kuin Su is our director. He is currently the president of Kun Shan University and also a professor in the Department of Electrical Engineering, National Cheng Kung University since 1983 and retired in 2011. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a fellow of the Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2017, the aggregate cash compensation that we paid to our executive officers was approximately $0.8 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.2 million. In 2017, our executive officers voluntarily reduced the number of RSUs to be granted proposed by the compensation committee to $1 and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2017, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2017 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Total Cash Award Granted (in thousands)	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs	Unvested Portion of cash award (in thousands)
Dr. Biing-Seng Wu	-	-	-	-	-
Jordan Wu	-	-	-	-	-
Dr. Yan-Kuin Su	-	-	-	-	-
Yuan-Chuan Horng	-	-	-	-	-
Hsiung-Ku Chen	-	-	-	-	-
Jackie Chang	2,784	-	2,196	3,372	-
Norman Hung	1,098	23	2,196	-	23

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

6.D. Employees

As of December 31, 2015, 2016 and 2017, we had 1,885, 2,125 and 2,190 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2017:

Function	Number
Research and development(1)	1,363
Engineering and manufacturing(2)	372
Sales and marketing(3)	315
General and administrative	140
Total	2,190

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Taiwan and Himax Display, our subsidiaries focused on design and manufacturing of WLO and LCOS products.

(3)	Includes field application engineers.

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

We made grants of 580,235 RSUs to our employees on September 29, 2017. The vesting schedule for such RSU grants is as follows: 96.91% of the RSU grants vested immediately and were settled by cash in the amount of $6.1 million on the grant date, with the remainder vesting equally on each of September 30, 2018, 2019 and 2020, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of February 28, 2018, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,364,850	20.7%
Jordan Wu	7,306,065	2.1%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Jackie Chang	23,234	-
Norman Hung	528,930	0.2%

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

As of February 28, 2018, 344,207,492 of our shares were outstanding. We believe that, of such shares, 216,129,688 shares in the form of ADSs were held by approximately 48,238 holders as of February 28, 2018.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2018, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,364,850	20.7%
FMR LLC(2)	34,419,525	9.99%
Whei-Lan Teng(3)	21,135,720	6.14%
All directors and executive officers as a group(4)	80,139,183	23.3%

Note:	(1)	Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd., respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,364,850 ordinary shares, representing approximately 20.7% of the outstanding ordinary shares.

(2)	According to the Schedule 13G filed with the SEC on February 13, 2018, FMR LLC, together with its affiliates, beneficially owned 34,419,525 of our shares, some or all of which may include shares represented by our ADS, as of December 31, 2017. We do not have further information with respect to any changes in FMR LLC’s beneficial ownership of our shares subsequent to December 31, 2017.

(3)	Whei-Lan Teng directly owns 1,335,548 ordinary shares. Whei-Lan Teng beneficially owns 2,643,782 ordinary shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,156,390 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 21,135,720 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 21,135,720 ordinary shares, representing approximately 6.14% of the outstanding ordinary shares.

(4)	The percentage of shares beneficially owned by all directors and executive officers as a group decreased to 23.3% as of February 28, 2018 from 29.4% as of March 31, 2017. The decrease was from Jordan Wu’s beneficial ownership decreasing to 2.1% as of February 28, 2018 from 8.3% as of March 31, 2017, resulting from marriage dissolution between Jordan Wu and his wife on May 9, 2017.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited. In 2016 and 2017, we purchased raw materials and components from VST amounting to $0.6 million and $0.5 million, respectively. As of December 31, 2016 and 2017, the related payables resulting from the aforementioned transaction were $0.6 million and nil, respectively. Additionally, as of December 31, 2016 and 2017, we made an interest free loan of $7.2 million and $2.8 million, respectively, to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2018. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company. In 2017, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2.2 million, which was charged to research and development expense. As of December 31, 2017, the related payables have not yet been paid.

Emza Visual Sense Ltd. (Emza)

Emza is an equity method investee of the Company. We made an interest free loan of $0.5 million to Emza for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2018. We may consider providing further future loans to Emza.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
2013	15.23	2.40	6,410.8
2014	16.15	5.70	5,923.9
2015	9.49	5.65	2,591.1
2016	12.00	5.85	3,210.1
First quarter	12.00	6.26	2,818.0
Second quarter	11.50	8.11	3,092.5
Third quarter	10.95	7.26	3,433.0
Fourth quarter	9.17	5.85	3,482.8
2017	13.95	4.88	5,285.1
First quarter	9.68	4.88	4,838.7
Second quarter	9.48	6.4	4,572.1
Third quarter	11.97	7.5	5,291.2
Fourth quarter	13.95	9	6,431.4
October	11.5	9	6,740.7
November	13.95	9.72	6,605.0
December	13.79	9.72	5,909.0
2018
January	10.98	8.01	5,188.5
February	8.8799	7.4	4,094.1
March(through March 23)	8.43	6.61	3.686.1

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2017.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2017, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2017, approximately 65% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2017, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2017, we received payments of $1.2 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Appointment of New Depositary Bank

On July 14, 2017, we appointed JPMorgan Chase Bank, N.A. as our new American depositary receipt bank. Effective the same day, our ADR program was officially transferred to JPMorgan Chase Bank, N.A. and the contract is to last for ten years.

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2017.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2016 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements) and our report dated March 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG
Hsinchu, Taiwan
March 28, 2018

Changes in Internal Control over Financial Reporting

In 2017, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2016 and 2017.

	Year ended December 31,
Services	2016	2017
Audit Fees(1)	$775,000	$839,000
All Other Fees(2)	149,000	32,000
Total	$924,000	$871,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	All Other Fees. This category consists of fees in relation to review of gap analysis of accounting policies and disclosures whether consistent with the requirements of IFRS, transfer pricing reports and audit of conflict mineral report.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm.

(b) Consolidated Balance Sheets as of December 31, 2016 and 2017.

(c) Consolidated Statements of Income for the years ended December 31, 2015, 2016 and 2017.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2016 and 2017.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2016 and 2017.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017.

(g) Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (file no. 333-219169) filed with the Securities and Exchange Commission on July 6, 2017.)

4.1	Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016. (Incorporated herein by reference to Exhibit 99.4 to the Registrant’s report of foreign private issuer on Form 6-k filed on July 12, 2016.)

4.2*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: March 28, 2018

HIMAX TECHNOLOGIES, INC.

103

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2001.

/s/ KPMG
Hsinchu, Taiwan
March 28, 2018

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2016 and 2017

(in thousands of US dollars)

	December 31,
	2016	2017
Assets
Current assets:
Cash and cash equivalents	$184,452	138,023
Investments in marketable securities available-for-sale	10,157	10,879
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts of $2,931 and $1,203 at December 31, 2016 and 2017, respectively	190,998	187,571
Inventories	149,748	135,200
Deferred tax assets	5,065	-
Restricted cash, cash equivalents and marketable securities	138,200	147,000
Other receivable from related parties	7,150	3,250
Prepaid expenses and other current assets	17,195	39,495
Total current assets	702,965	661,418

Investment in non-marketable equity securities	12,242	3,122
Equity method investments	2,362	10,739
Property, plant and equipment, net	48,172	86,673
Deferred tax assets	1,050	7,688
Goodwill	28,138	28,138
Other intangible assets, net	3,170	2,179
Restricted marketable securities	124	470
Other assets	1,411	1,628
	96,669	140,637
Total assets	$799,634	802,055

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2016 and 2017

(in thousands of US dollars, except share and per share data)

	December 31,
	2016	2017
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$138,000	147,000
Accounts payable	142,269	139,933
Accounts payable to related party	576	-
Income taxes payable	14,155	6,798
Deferred tax liabilities	25	-
Other payable to related party	-	2,200
Other accrued expenses and other current liabilities	29,721	41,268
Total current liabilities	324,746	337,199
Income taxes payable	519	487
Accrued pension liabilities	1,064	1,152
Deferred tax liabilities	60	32
Other liabilities	1,438	4,616
Total liabilities	327,827	343,486

Redeemable noncontrolling interest	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,007,418 shares and 344,207,492 shares outstanding at December 31, 2016 and 2017, respectively	107,010	107,010
Additional paid-in capital	106,350	107,400
Treasury shares, at cost (12,692,064 shares and 12,491,990 shares at December 31, 2016 and 2017, respectively)	(9,020)	(8,878)
Accumulated other comprehensive loss	(2,467)	(1,430)
Unappropriated retained earnings	265,860	252,546
Total Himax Technologies, Inc. stockholders’ equity	467,733	456,648
Noncontrolling interests	418	(1,735)
Total equity	468,151	454,913
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and equity	$799,634	802,055

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2015, 2016 and 2017

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2015	2016	2017

Revenues	$691,789	802,917	685,167

Costs and expenses:
Cost of revenues	528,651	608,605	518,142
Research and development	94,422	95,820	117,757
General and administrative	18,470	20,119	20,614
Bad debt expense	310	620	155
Sales and marketing	19,264	18,518	20,349
Total costs and expenses	661,117	743,682	677,017

Operating income	30,672	59,235	8,150

Non operating income (loss):
Interest income	710	1,221	2,225
Dividend income	-	700	-
Gains on sale of securities, net	1,993	10	23,226
Equity in losses of equity method investees	(77)	(1,277)	(1,200)
Foreign currency exchange gains (losses), net	(43)	167	(1,517)
Interest expense	(514)	(633)	(565)
Other income (loss), net	126	(5)	19
	2,195	183	22,188
Earnings before income taxes	32,867	59,418	30,338
Income tax expense	11,405	10,671	4,520
Net income	21,462	48,747	25,818
Net loss attributable to noncontrolling interests	3,733	2,165	2,149
Net income attributable to Himax Technologies, Inc. stockholders	$25,195	50,912	27,967

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.07	0.15	0.08
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.07	0.15	0.08
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.15	0.30	0.16
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.15	0.30	0.16

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2016 and 2017

(in thousands of US dollars)

	Year Ended December 31,
	2015			2016		2017

Net income	$		21,462		48,747		25,818
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:			(294)		(71)		322
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period		(71)		(61)		510
Reclassification adjustment for realized gains included in net income		(223)		(10)		(188)
Foreign currency translation adjustments, net of income tax of nil			(573)		(479)		862
Net unrecognized actuarial gain (loss), net of income tax of $(168), $6 and $(25) in 2015, 2016 and 2017, respectively			(778)		1		(150)
Comprehensive income			19,817		48,198		26,852
Comprehensive loss attributable to noncontrolling interests			3,815		2,126		2,152
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$		23,632		50,324		29,004

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2015, 2016 and 2017

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Balance at January 1, 2015	356,700	$107,010	107,808	(14,275)	(10,144)	(316)	268,266	472,624	(4,327)	468,297
Restricted stock vested	-	-	(987)	1,390	987	-	-	-	-	-
Share-based compensation expenses	-	-	1,804	-	-	-	-	1,804	14	1,818
Excess tax benefits from restricted stock vested	-	-	771	-	-	-	-	771	-	771
New shares issued by subsidiary	-	-	(3,782)	-	-	-	(3,993)	(7,775)	9,241	1,466
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(275)	-	-	-	(729)	(1,004)	523	(481)
Acquisition of Liqxtal Technology Inc.	-	-	-	-	-	-	-	-	1,001	1,001
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	16	-	-	-	-	16	-	16
Declaration of cash dividends, $0.15 per share	-	-	-	-	-	-	(51,364)	(51,364)	-	(51,364)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	25,195	25,195	(3,733)	21,462
Other comprehensive loss	-	-	-	-	-	(1,563)	-	(1,563)	(82)	(1,645)
Balance at December 31, 2015	356,700	$107,010	105,355	(12,885)	(9,157)	(1,879)	237,375	438,704	2,637	441,341

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2015, 2016 and 2017

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2015, 2016 and 2017

(in thousands of US dollars and shares, except per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Accumulated other comprehensive	Unappropriated retained	Total Himax Technologies, Inc. stockholders’	Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income (loss)	earnings	equity	interests	Equity

Restricted stock vested	-	-	(142)	201	142	-	-	-	-	-
Share-based compensation expenses	-	-	1,041	-	-	-	-	1,041	57	1,098
New shares issued by subsidiary	-	-	130	-	-	-	-	130	(25)	105
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(5)	-	-	-	-	(5)	(33)	(38)
Dilution gain of equity method investment	-	-	26	-	-	-	-	26	-	26
Declaration of cash dividends, $0.12 per share	-	-	-	-	-	-	(41,281)	(41,281)	-	(41,281)
Comprehensive Income:
Net income (loss)	-	-	-	-	-	-	27,967	27,967	(2,149)	25,818
Other comprehensive income (loss)	-	-	-	-	-	1,037	-	1,037	(3)	1,034
Balance at December 31, 2017	356,700	$107,010	107,400	(12,492)	(8,878)	(1,430)	252,546	456,648	(1,735)	454,913

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2016 and 2017
(in thousands of US dollars)

	Year Ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net income	$21,462	48,747	25,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,164	13,756	16,680
Bad debt expense	310	620	155
Share-based compensation expenses	1,818	1,186	1,098
Loss (gain) on disposals of property and equipment	(2)	26	(26)
Gain on disposals of equity method investment	(88)	-	-
Gain on disposals of investment in non-marketable equity securities, net	(1,682)	-	(23,038)
Gain on disposals of marketable securities, net	(223)	(10)	(188)
Equity in losses of equity method investees	77	1,277	1,200
Deferred tax expense (benefit)	4,148	(1,978)	(1,601)
Inventories write downs	9,785	23,342	12,298
Changes in:
Accounts receivable	41,656	(14,602)	(1,998)
Inventories	(15,054)	(1,716)	2,250
Prepaid expenses and other current assets	2,067	(647)	862
Accounts payable	(54,905)	17,846	(2,336)
Accounts payable to related party	-	576	(576)
Income taxes payable	(6,475)	1,389	(7,390)
Other payable to related party	-	-	2,200
Other accrued expenses and other current liabilities	5,987	(5,164)	4,678
Other liabilities	(516)	24	(693)
Net cash provided by operating activities	22,529	84,672	29,393
Cash flows from investing activities:
Purchases of property, plant and equipment	(9,982)	(7,902)	(39,818)
Proceeds from disposals of property and equipment	8	9	115
Purchases of available-for-sale marketable securities	(63,051)	(30,248)	(47,095)
Proceeds from disposals of available-for-sale marketable securities	46,720	38,532	47,119
Purchases of investment in non-marketable equity securities	-	(1,600)	-
Proceeds from disposals of investment in non-marketable equity securities	1,682	-	10,000
Proceeds from capital reduction of investment	-	568	132
Purchase of equity method investment	(3,708)	(37)	(9,175)
Proceeds from disposals of equity method investment	179	-	-
Proceeds from (repayments of) refundable deposits, net	(304)	461	(120)
Releases (pledges) of restricted marketable securities	(227)	240	(146)
Cash paid for loan made to related parties	-	(7,150)	(3,250)
Cash received from loan made to related party	-	-	7,150
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	341	-	-
Net cash used in investing activities	(28,342)	(7,127)	(35,088)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2015, 2016 and 2017

(in thousands of US dollars)

	Year Ended December 31,
	2015	2016	2017
Cash flows from financing activities:
Payments of cash dividends	$(51,364)	(22,348)	(41,281)
Excess tax benefits from share-based compensation	771	-	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	22	9	4
Purchases of subsidiary shares from noncontrolling interests	(503)	(376)	(42)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(50,000)	42,000	(9,000)
Proceeds from issuances of new shares by subsidiaries	1,466	-	105
Proceeds from short-term debt	412,303	230,000	151,161
Repayments of short-term debt	(362,303)	(272,000)	(142,161)
Net cash used in financing activities	(49,608)	(22,715)	(41,214)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(216)	(207)	480
Net increase (decrease) in cash and cash equivalents	(55,637)	54,623	(46,429)
Cash and cash equivalents at beginning of year	185,466	129,829	184,452
Cash and cash equivalents at end of year	$129,829	184,452	138,023
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$516	637	565
Income taxes	$12,505	11,534	14,683
Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchase of property, plant and equipment	$(10,567)	(6,570)	(54,215)
Increase (decrease) in payable for purchases of equipment and asset retirement obligations	585	(1,332)	14,397
Cash paid	$(9,982)	(7,902)	(39,818)

Proceeds from disposal of investment in non-marketable equity securities	$1,682	-	32,000
Increase in other current assets for disposal of investment in non-marketable equity securities	-	-	(22,000)
Cash received	$1,682	-	10,000

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 1.	Background, Principal Activities and Basis of Presentation

Background

Himax Technologies, Inc. is a holding company located in the Cayman Islands. Following is general information about Himax Technologies, Inc.’s subsidiaries:

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2016	2017

Himax Technologies Limited	IC design and sales	ROC	100.00%	100.00%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Semiconductor, Inc.	IC design and sales	ROC	100.00%	100.00%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Suzhou), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Shenzhen), Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.55%	82.72%
Integrated Microdisplays Limited	LCOS design	Hong Kong	82.55%	82.72%
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.55%	82.72%
Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

		Jurisdiction of	Percentage of Ownership December 31,
Subsidiary	Main activities	Incorporation	2016	2017

Himax Imaging, Ltd.	IC design and sales	ROC	93.84%	93.72%
Himax Imaging Corp.	IC design	California, USA	93.84%	93.72%
Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	99.21%	99.22%
Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.00%	64.00%
Himax IGI Precision Ltd. (*)	3D micro and nano structure mastering and prototype replication	Delaware, USA	-	100.00%

(*) Himax IGI Precision Ltd. was newly incorporated on December 14, 2017, which is wholly owned by Himax Technologies Limited and injected capital in February 2018.

Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and Wafer Level Optics (WLO) for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; the recoverability of deferred tax assets, property, plant and equipmentand inventory; indefinite reinvestment of subsidiaries’ earnings; potential impairment of intangible assets, goodwill and other contingencies. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2016 and 2017, the Company had $13,055 thousand and $22,559 thousand of cash equivalents, respectively, in Chinese Renminbi and US dollar denominated time deposits with original maturities of less than three months. As of December 31, 2016 and 2017, cash and time deposits in the amount of $138,000 thousand and $147,000 thousand, respectively, had been pledged as collateral for short term debts which would be released within one year and are therefore excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

(d)	Investment Securities

Investment securities as of December 31, 2016 and 2017 consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

As of December 31, 2016 and 2017, the Company had $324 thousand and $470 thousand, respectively, of restricted marketable securities in NT dollar denominated time deposits with original maturities of more than three months, which had been pledged as collateral for customs duties and guarantees for government grants.

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

December 31, 2015, 2016 and 2017

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

Property, plant and equipment consists primarily of land purchased as the construction site of the Company’s headquarters, building and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use. Except for the following paragraph, depreciation is primarily calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 3 to 8 years, others 2 to 10 years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over the estimated useful lives ranging from 2 to 10 years.

During the year 2017, certain new machinery and equipment have been acquired for specific project. The depreciation on these new assets is calculated on Fixed-Percentage-on-Declining-Base Method basis over the estimated useful lives of 3 years. The Company thinks that method would most closely reflect the expected pattern of consumption of the future economic benefits embodied in those assets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

As further described in Note 2(s) below, the Company determined that the Company has two operating segments, which are also reportable segments. The Company has determined that three of the components in Segment Driver IC are economically similar and are aggregately deemed as a single reporting unit. As a result, the Company has four reporting units which are Driver IC, WLO, CMOS image sensors, and Others.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Management assigned the Company’s assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill from acquisition of Himax Semiconductor, Inc. has been assigned to Driver IC reporting unit and goodwill from acquisition of Himax Display (USA) Inc. has been assigned to WLO reporting unit because those reporting units are expected to benefit from the synergies of the business combinations.

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

As of December 31, 2016 and 2017, goodwill in Segment Driver IC and Segment Non-driver products was $26,846 thousand and $1,292 thousand, respectively.

(i)	Other Intangible Assets

Acquired intangible assets include patents and developed technology acquired in a business combination at December 31, 2016 and 2017. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 15 years and technology 7 years.

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

December 31, 2015, 2016 and 2017

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

(m)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2015, 2016 and 2017, were $7 thousand, $16 thousand and $20 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

(n)	Employee Retirement Plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC which were hired by the Company before July 1, 2005.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2015	2016	2017

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$25,195	50,912	27,967
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	343,570	344,655	344,849
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.07	0.15	0.08

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2015	2016	2017

Net income attributable to Himax Technologies, Inc. stockholders (in thousands)	$25,195	50,912	27,967
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	343,570	344,655	344,849
Unvested RSUs (in thousands)	562	69	54
	344,132	344,724	344,903
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.07	0.15	0.08

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

(r)	Share-Based Compensation

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

The effects of changes in the Company’s ownership interests in its subsidiaries on Himax Technologies, Inc. equity are set forth as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Net income attributable to Himax Technologies, Inc. stockholders	$25,195	50,912	27,967
Transfers (to) from the noncontrolling interests:
Increase in Himax Technologies, Inc.’s paid-in capital for sale of shares of subsidiaries	32	9	5
Decrease in Himax Technologies, Inc.’s paid-in capital and retained earnings for purchase of shares of subsidiaries	(1,036)	(229)	(10)
Change from net income attributable to Himax Technologies, Inc. stockholders and transfers from noncontrolling interests	$24,191	50,692	27,962

(u)	Fair Value Measurements

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

December 31, 2015, 2016 and 2017

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(v)	Recently Adopted Accounting Standard Update

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, and related valuation allowances, to be classified as noncurrent on the Company’s consolidated balance sheets. ASU 2015-17 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016, and requires either prospective or retrospective adoption. The Company adopted ASU 2015-17 on January 1, 2017 on a prospective basis, as reflected in the consolidated financial statements.

(w)	Recently Issued Accounting Standard Update

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) regarding the accounting for and disclosures of revenue recognition, with an effective date for annual and interim periods beginning after December 15, 2016. This update provides a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date” which deferred the effective date, of the previously issued revenue recognition guidance, by one year. The guidance, as amended, will be effective for annual and interim periods beginning after December 15, 2017. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company has determined that the adoption of Topic 606 would not have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 on classifying and measuring financial instruments, which requires that (i) all equity investments, other than equity method investments, in unconsolidated entities generally be measured at fair value through earnings and (ii) when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk be recognized separately in other comprehensive income. Additionally, it changes the disclosure requirements for financial instruments. The new guidance is effective for the Company for annual periods in fiscal years beginning after December 15, 2017. Early adoption is permitted for certain provisions. The guidance requires the Company to apply prospectively in the year of adoption. The Company has determined that the adoption of ASU 2016-01 would not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 related to leases that outlines a comprehensive lease accounting model and supersedes the current lease guidance. ASU 2016-02 requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. ASU 2016-02 must be adopted using the modified retrospective approach. The guidance, as amended, will be effective for annual and interim periods beginning after December 15, 2018. As of December 31, 2017, the Company is in the process of assessing the potential effects that adoption would have on its consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

(x)	Financial Reporting after 2017

The Company has decided to report its financial statements using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) after December 31, 2017 and to discontinue the use of U.S. GAAP financial reporting. Upon adoption of IFRS in 2018, the Company will also report comparative financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2017, including applicable transition disclosures. The Company does not expect the transition from U.S. GAAP to IFRS to have any significant impact on the consolidated financial statements. In reaching this conclusion, the Company also considered in its assessment the expected impact on future periods of recently issued IFRS accounting standards with mandatory future adoption dates.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and is effective for annual reporting periods beginning on or after January 1, 2018. IFRS 15 has the similar nature with Topic 606. The Company will adopt IFRS 15 from January 1, 2018 under the Cumulative effect method, and has determined the adoption of IFRS 15 will not have a significant impact on its consolidated financial statements.

IFRS 9 Financial Instruments includes guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39, and is effective for annual reporting periods beginning on or after January 1, 2018. IFRS 9 has the similar nature with ASU 2016-01. As of December 31, 2017, the Company had $10,879 thousand reported as investment in marketable securities available-for-sale, that will be reclassified to financial assets at amortized cost and financial assets at Fair Value Through Profit or Loss (FVTPL) at amounts of $10,358 thousand and $521 thousand, respectively, on January 1, 2018 in accordance with IFRS 9.

IFRS 16 Leases establishes a single, on balance-sheet lease accounting model for lessees, and is effective for annual reporting periods beginning on or after January 1, 2019. IFRS 16 has the similar nature with ASU 2016-02. As of December 31, 2017, the Company is in the process of assessing the effects that adoption will have on its consolidated financial statements prepared in accordance with IFRS.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

The following unaudited pro forma results of operations for the year ended December 31, 2015 were presented as if the acquisition had been consummated at the beginning of 2015 (dollars in thousands except per share amounts):

For the year ended December 31, 2015 (unaudited)

Net revenues	$691,789
Net income attributable to Himax Technologies, Inc. stockholders	$25,128
Basic and diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.07

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 4.	Investments in Marketable Securities Available-for-Sale

Following is a summary of marketable securities as of December 31, 2016 and 2017:

	December 31, 2016
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$5,539	-	(399)	5,140
Money market fund	4,968	49	-	5,017
Total	$10,507	49	(399)	10,157

	December 31, 2017
	Aggregate	Gross Unrealized	Gross Unrealized	Aggregate Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$10,434	-	(76)	10,358
Money market fund	473	48	-	521
Total	$10,907	48	(76)	10,879

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2016 and 2017 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2015, 2016 and 2017 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)

Year 2015	$46,720	261	(38)
Year 2016	$38,532	137	(127)
Year 2017	$47,119	204	(16)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 5.	Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2015, 2016 and 2017 is as follows:

Allowance for doubtful accounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2015	$727	310	(262)	775
Year 2016	$775	620	-	1,395
Year 2017	$1,395	155	(1,550)	-

Allowance for sales returns and discounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2015	$868	8,887	(8,982)	773
Year 2016	$773	10,624	(9,861)	1,536
Year 2017	$1,536	8,720	(9,053)	1,203

Note 6.	Equity Method Investments

As of December 31, 2016 and 2017, equity method investments consisted of the following:

	December 31,
	2016		2017
	Amount	Holding %	Amount	Holding %
	(in thousands)

Viewsil Microelectronics (Kunshan) Limited	$2,318	49.00	2,214	49.00
Iris Optronics Co., Ltd.	44	2.06	30	2.06
Kneron Inc.	-	-	6,598	27.65
Emza Visual Sense Ltd.	-	-	1,802	45.10
Ganzin Technology Corp.	-	-	95	28.93
	$2,362		10,739

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Viewsil Microelectronics (Kunshan) Limited (“Viewsil”) mainly engaged in IC design and sales and was purchased in March 2015. As of December 31, 2016 and 2017, the difference between the carrying amount of the Company’s investment in Viewsil and the underlying equity in the net assets of Viewsil was $1,897 thousand which represents investor level goodwill. For the years ended December 31, 2015, 2016 and 2017, the Company’s equity in losses of Viewsil was $71 thousand, $1,266 thousand and $173 thousand, respectively.

Kneron Inc. (“Kneron”) mainly engaged in artificial intelligence chip made and was purchased with original investment amount of $6,850 thousand in November 2017. At investment date, the difference between the carrying amount of the Company’s investment in Kneron and the underlying equity in the net assets of Kneron was $3,636 thousand which was resulting from Kneron’s identifiable intangible assets and is being amortized over 7 years. As of December 31, 2017, the excess of cost of such investment in Kneron over the Company’s share of the net assets of Kneron was $3,571 thousand. For the year ended December 31, 2017, the Company’s equity in losses of Kneron was $252 thousand.

Emza Visual Sense Ltd. (“Emza”) is mainly engaged in develops of visual sensors and efficient machine vision algorithm. It was purchased in April 2017 with an original investment amount of $2,230 thousand together with an additional investment amount of $270 thousand through conversion of equal amount of debts from Emza which occurred in 2016. At investment date, the difference between the carrying amount of the Company’s investment in Emza and the underlying equity in the net assets of Emza was $1,719 thousand which was resulting from Emza’s identifiable intangible assets and is being amortized over 7 years. As of December 31, 2017, the excess of cost of such investment in Emza over the Company’s share of the net assets of Emza was $1,535 thousand. For the year ended December 31, 2017, the Company’s equity in losses of Emza was $757 thousand.

Ganzin Technology Corp. mainly engaged in eye tracking chip and module and was purchased with original investment amount of $95 thousand in December 2017.

The Company sold the investments in Create Electronic Optical Co., Ltd. in January 2015 for proceeds of $179 thousand and recognized gain on sale of securities of $88 thousand, which is included in “Gains on sale of securities, net”.

As of December 31, 2017, it was not practicable for management to estimate the fair values of the Company’s investments due to the lack of quoted market price and the inability to estimate the fair values without incurring excessive costs. However, management identified no events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 7.	Inventories

As of December 31, 2016 and 2017, inventories consisted of the following:

	December 31,
	2016	2017
	(in thousands)

Finished goods	$54,357	46,365
Work in process	57,076	54,084
Raw materials	38,273	34,220
Supplies	42	531
	$149,748	135,200

Inventory write-downs were $9,785 thousand, $23,342 thousand and $12,298 thousand for the years ended December 31, 2015, 2016 and 2017, respectively, and are included in cost of revenues.

Note 8.	Other Intangible Assets, Other than Goodwill

	December 31, 2016
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)
Amortized intangible assets:
Technology	$6,889	7 years	3,771
Patents	100	15 years	48
Total	$6,989		3,819

	December 31, 2017
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
		(in thousands)
Amortized intangible assets:
Technology	$6,889	7 years	4,756
Patents	100	15 years	54
Total	$6,989		4,810

Amortization expense for the years ended December 31, 2015, 2016 and 2017 was $852 thousand, $991 thousand and $991 thousand, respectively. Estimated amortization expense for the next five years is $991 thousand in 2018, $603 thousand in 2019, $214 thousand in 2020 and 2021, and $145 thousand in 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 9.	Property, Plant and Equipment

	December 31,
	2016	2017
	(in thousands)

Land	$14,328	14,328
Building and improvements	22,821	24,944
Machinery	42,687	54,262
Research and development equipment	26,695	35,180
Software	12,902	10,484
Office furniture and equipment	11,210	11,694
Others	27,269	29,158
	157,912	180,050
Accumulated depreciation and amortization	(111,915)	(122,148)
Prepayment for purchases of land, building and equipment	2,175	28,771
	$48,172	86,673

Depreciation and amortization of these assets for the years ended December 31, 2015, 2016 and 2017 were $13,312 thousand, $12,765 thousand and $15,689 thousand, respectively.

Note 10.	Investments in Non-Marketable Equity Securities

Following is a summary of such investments which are accounted for using the cost method as of December 31, 2016 and 2017:

	December 31,
	2016	2017
	(in thousands)

Chi Lin Optoelectronics Co., Ltd.	$488	356
Chi Lin Technology Co., Ltd.	432	406
C Company	8,962	-
TIEF Fund, L. P.	1,600	1,600
eTurboTouch Technology Inc.	477	477
Shinyoptics Corp.	283	283
	$12,242	3,122

Chi Lin Optoelectronics Co., Ltd. reduced its capital and returned $137 thousand and $132 thousand to the Company in December 2016 and September 2017, respectively. Chi Lin Technology Co., Ltd. reduced its capital and returned $26 thousand to the Company in December 2017, which is booked as “Prepaid expenses and other current assets”. Jetronics International Corp. reduced its capital and returned $431 thousand to the Company in June 2016. Jetronics International Corp. was liquidated in September 2016.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The Company sold the investments in L Company in May 2014 for total proceeds of $16,425 thousand, of which $14,743 thousand received in May 2014 and $1,682 thousand received in May 2015. The Company recognized gain on sale of securities of $1,682 thousand for the year ended December 31, 2015, which is included in “Gains (losses) on sale of securities, net”.

The Company sold the investments in C Company in December 2017 for proceeds of $32,000 thousand, of which $10,000 thousand received in December 2017 and the balance of $22,000 thousand is booked as “Prepaid expenses and other current assets”. The Company recognized a gain on sale of securities of $23,038 thousand and withholding tax of $2,304 thousand for the year ended December 31, 2017, which is included in “Gains on sale of securities, net” and “Income taxes payable”, respectively. The Company received the balance of $22,000 thousand before the end of January 2018.

As of December 31, 2016 and 2017, except for the above impaired investments, the fair values of the Company’s investments in non-marketable equity securities were not estimated because management did not identify events or changes in circumstance that may significantly affect the Company’s ability on recovering the carrying values of these investments, and it was not practicable for management to estimate the fair values of these investments due to the lack of quoted market price and the inability to estimate the fair value without incurring excessive costs.

Note 11.	Other Accrued Expenses and Other Current Liabilities

	December 31,
	2016	2017
	(in thousands)

Accrued mask, mold fees and other expenses for RD	$7,503	8,816
Payable for purchases of building and equipment	1,615	10,726
Accrued software maintenance	891	1,004
Accrued payroll and related expenses	6,958	9,461
Accrued professional service fee	923	1,050
Sales received in advance	1,193	603
Accrued warranty costs	48	40
Accrued insurance, welfare expenses, etc.	10,590	9,568
	$29,721	41,268

The movement in accrued warranty costs for the years ended December 31, 2015, 2016 and 2017 is as follows:

Period	Balance at beginning of year	Additions charged to expense	Amounts utilized	Balance at end of year
	(in thousands)

Year 2015	$103	1,121	(997)	227
Year 2016	$227	11	(190)	48
Year 2017	$48	146	(154)	40

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 12.	Short-Term Debt

In 2015, 2016 and 2017, short-term debt consisted of bank loans with interest rates per annum that ranged from 0.32% to 0.45%, 0.32% to 0.55% and 0.35% to 0.58%, respectively, and as of December 31, 2016 and 2017, cash, cash equivalents and marketable securities totaling $138,000 thousand and $147,000 thousand are pledged as collateral, respectively.

As of December 31, 2017, unused credit lines amounted to $238,695 thousand and will expire between March 2018 and January 2019. Among which, $672 thousand will expire in March 2018, and $176,000 thousand belonging to the holding companies need to be secured with equal amount of cash, cash equivalents or marketable securities.

Note 13.	Government Grants

The Company entered into several contracts with Institute for Information Industry (III) during 2015, 2016 and 2017 primarily for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority		Total Grant		Execution Period	Product Description
		(in thousands)

III	NT$	72,000	(US$2,416)	January 2013 to June 2014	MEMS Development Program
III		27,500	(US$923)	April 2013 to December 2014	Wafer-Level Lens Development Program
III		135,000	(US$4,265)	August 2014 to July 2017	LCOS Display Module Development Program
III		10,000	(US$336)	January 2017 to December 2018	Electronic control of large aperture liquid crystal lens technology in the wisdom glasses platform

Government grants recognized by the Company as a reduction of research and development expense in the consolidated statements of income in 2015, 2016 and 2017 were $1,508 thousand, $1,431 thousand and $717 thousand, respectively.

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

December 31, 2015, 2016 and 2017

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

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2015, 2016 and 2017, based on the contribution called for was $2,455 thousand, $2,827 thousand and $3,367 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $136 thousand to its pension fund maintained with the Bank of Taiwan and $3,955 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2018.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,445 thousand, $1,371 thousand, and $1,523 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The Company uses a measurement date of December 31 for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2016	2017
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$3,535	3,868
Service cost	16	16
Interest cost	72	72
Actuarial loss	31	76
Effect of foreign currency rate changes	214	326
Benefit obligation at end of year	3,868	4,358
Change in plan assets:
Fair value at beginning of year	2,803	2,992
Actual return on plan assets	21	32
Employer contribution	124	133
Effect of foreign currency rate changes	44	253
Fair value at end of year	2,992	3,410
Funded status	$(876)	(948)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$188	204
Accrued pension liabilities	(1,064)	(1,152)
Net amount recognized	$(876)	(948)

Amounts recognized in accumulated other comprehensive loss was net actuarial loss of $1,906 thousand, $1,905 thousand and $2,055 thousand at December 31, 2015, 2016 and 2017, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $1,332 thousand and $1,548 thousand at December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2015, 2016 and 2017, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Service cost	$-	16	16
Interest cost	61	72	72
Expected return on plan assets	(54)	(52)	(52)
Net amortization	59	99	106
Net periodic pension cost	$66	135	142

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2018 is $111 thousand.

At December 31, 2016 and 2017, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2016	2017

Discount rate	1.80%	1.60%
Rate of increase in compensation levels	5.00%	5.00%

For the years ended December 31, 2015, 2016 and 2017, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2015	2016	2017
	Whole

Discount rate	2.00%	1.80%	1.60%
Rate of increase in compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on pension assets	2.00%	1.80%	1.60%

Management determines the discount rate and expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

The benefits expected to be paid from the defined benefit pension plan is $75 thousand in 2018, $23 thousand in 2019, $36 thousand in 2020, $15 thousand in 2021, $466 thousand in 2022 and $1,461 thousand from 2023 to 2027.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 15.	Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Cost of revenues	$110	224	204
Research and development	4,289	7,586	5,234
General and administrative	865	1,210	865
Sales and marketing	1,010	1,389	942
Total compensation recognized in income	$6,274	10,409	7,245
Income tax benefit	$1,342	2,164	1,540

The above income tax benefit excludes excess tax benefits and deficiencies. For the year ended December 31, 2016, the tax deficiency was $142 thousand.

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

December 31, 2015, 2016 and 2017

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

On September 29, 2017, the Company’s compensation committee made grants of 580,235 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 96.91% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $6,147 thousand, a subsequent 1.03% will vest on each of September 30, 2018, 2019 and 2020 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $1.95 per ADS, $10.15 per ADS, $9.27 per ADS, $7.92 per ADS, $8.30 per ADS and $10.93 per ADS on September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016 and September 29, 2017, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2015	964,006	$4.11
Granted	597,596	7.92
Vested	(1,257,803)	5.19
Forfeited	(99,792)	2.94
Balance at December 31, 2015	204,007	9.17
Granted	1,208,785	8.30
Vested	(1,207,241)	8.39
Forfeited	(23,063)	9.04
Balance at December 31, 2016	182,488	8.60
Granted	580,235	10.93
Vested	(662,368)	10.62
Forfeited	(7,755)	8.77
Balance at December 31, 2017	92,600	8.77

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

As of December 31, 2017, the total compensation cost related to the unvested RSUs not yet recognized was $740 thousand. The weighted-average period over which it is expected to be recognized is 1.83 years.

In 2015, 2016 and 2017, the Company settled RSUs release with shares buyback of 1,390,280 shares, 191,994 shares and 200,074 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Cost of revenues	$87	132	112
Research and development	4,249	7,423	5,071
General and administrative	855	1,174	828
Sales and marketing	1,006	1,373	927
Total compensation from RSUs	$6,197	10,102	6,938
Income tax benefit	$1,342	2,164	1,540

(b)	Employee stock options

(i)	On July 1, 2012, July 1, 2013 and January 1, 2016, board of directors of Imaging Cayman approved a plan to grant stock options, the 2012 plan, the 2013 plan and the 2016 plan, respectively, to certain employees. These three plans authorize grants to purchase up to 2,000,000 shares, 430,000 shares and 1,760,000 shares, respectively, of Imaging Taiwan’ issued ordinary shares held by Imaging Cayman. The exercise price was NT$30 (US$1.004), NT$30 (US$1) and NT$30 (US$0.9139), respectively. Himax Taiwan obtained all Imaging Taiwan’ issued ordinary shares previously held by Imaging Cayman in March, 2017, in a re-organization of entities under common control, whereby Himax Taiwan assumed the obligation to sell Imaging Taiwan’ ordinary shares once employees exercised the options for the 2016 plan.

The 2012 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The 2013 plan has three years contractual life and two years vesting period. Based on the vesting schedule, 50% of the options vest half years after the date of grant and 50% of the options vest two years after the date of grant. The 2016 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the options are higher than the estimated fair value of Imaging Taiwan shares at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

	2012 plan	2013 plan	2016 plan
Valuation assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	43.29%	39.50%	38.04%
Expected term (years)	3.125	2.125	3.125
Risk-free interest rate	0.87%	0.85%	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2015	1,310,000	$1.003	1.5
Granted	-	-
Exercised	-	-
Forfeited	(85,000)	1.003
Balance at December 31, 2015	1,225,000	1.003	0.5
Granted	631,000	0.9139
Exercised	-	-
Forfeited	(1,240,000)	1.002
Balance at December 31, 2016	616,000	0.9139	3.0
Granted	-	-
Exercised	-	-
Forfeited	(35,000)	0.9139
Balance at December 31, 2017	581,000	0.9139	2.0
Exercisable at December 31, 2017	290,500	0.9139

(ii)	On January 1, 2016, board of directors of Imaging Taiwan approved a plan to grant stock options, the 2016 plan, to certain employees. This plan authorizes grants to purchase up to 2,040,000 shares of Imaging Taiwan’ authorized but unissued ordinary shares. The exercise price was NT$30 (US$0.9139).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The 2016 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. Because the exercise price of the options are higher than the estimated fair value of Imaging Taiwan shares at the date of grant, the calculated value of each option award estimated using the Black-Scholes option-pricing model was nil.

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

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2016	-	$-
Granted	1,925,000	0.9139
Exercised	-	-
Forfeited	(128,000)	0.9139
Balance at December 31, 2016	1,797,000	0.9139	3.0
Granted	-	-
Exercised	(115,000)	0.9139
Forfeited	(173,000)	0.9139
Balance at December 31, 2017	1,509,000	0.9139	2.0
Exercisable at December 31, 2017	697,000	0.9139

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

(iii)	On October 6, 2015, board of directors of Himax Display approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $77 thousand, $307 thousand and $307 thousand in 2015, 2016 and 2017, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2015, 2016 and 2017.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2015	-	$-
Granted	2,025,000	1.986
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2015	2,025,000	1.986	3.75
Granted	-	-
Exercised	-	-
Forfeited	(32,000)	1.986
Balance at December 31, 2016	1,993,000	1.986	2.75
Granted	-	-
Exercised	-	-
Forfeited	(50,000)	1.986
Balance at December 31, 2017	1,943,000	1.986	1.75
Exercisable at December 31, 2017	971,500	1.986

Note 16.	Equity

(a)	Share capital

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board and to the extent that the articles do not prohibit treasury shares. Therefore, the Company would hold the treasury shares not been cancelled used for settle future employees awards. 12,491,990 treasury shares were held by the Company as of December 31, 2017.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2016 and 2017 amounted to $71,447 thousand and $78,386 thousand, respectively.

Note 17.	Comprehensive Income

The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign currency items	Unrealized gains (losses) on securities	Defined benefit pension plan	Accumulated other comprehensive income (loss)
	(in thousands)

Beginning balance, January 1, 2016	$208	(238)	(1,849)	(1,879)
Other comprehensive income (loss) before reclassifications	(479)	(118)	6	(591)
Reclassification adjustments for losses reclassified into income, net of tax of nil	-	3	-	3
Ending balance, December 31, 2016	(271)	(353)	(1,843)	(2,467)
Other comprehensive income (loss) before reclassifications	862	466	(138)	1,190
Reclassification adjustments for gains reclassified into income, net of tax of nil	-	(153)	-	(153)
Ending balance, December 31, 2017	$591	(40)	(1,981)	(1,430)

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

In accordance with the ROC Statute for Upgrading Industries, Himax Taiwan’s capital increase in June 2009 as well as Himax Semiconductor’s capital increase in October 2009 related to the manufacturing of a newly designed TFT-LCD driver were approved by the government authorities for income tax exemptions as a result of investing in a newly emerging, important and strategic industry. Himax Taiwan’s capital increase in November 2009 related to the electronic parts and components manufacturing was also approved by the government authorities for income tax exemptions. The incremental income derived from selling the above new product is tax-exempt for a period of five years.

The Company is entitled to the following income tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
June 5, 2009	January 1, 2014-December 31, 2018
November 12, 2009	January 1, 2014-December 31, 2018
Himax Semiconductor:
October 9, 2009	January 1, 2014-December 31, 2018

The income tax exemption resulted in an income tax benefit of $1,759 thousand, $3,922 thousand and $548 thousand and the increase to basic and diluted earnings per ordinary share effect resulting from the income tax exemption is $0.01, $0.01 and $0.002 for the years ended December 31, 2015, 2016 and 2017, respectively.

Income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Taiwan operations	$28,349	63,347	10,333
Cayman operations	4,363	(4,569)	(2,843)
Samoa operations	-	-	22,938
US operations	(719)	(842)	(947)
China operations	825	1,336	659
Korea operations	33	124	179
Japan operations	16	22	19
	$32,867	59,418	30,338

The components of income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2015, 2016 and 2017 consist of the following:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Current:
Taiwan operations – based on statutory tax rate of 17%	$1,467	6,451	2,416
Taiwan operations – 10% of surtax	5,405	5,733	1,020
Samoa operation	-	-	2,304
US operations	24	107	37
China operations	338	308	280
Korea operations	17	43	57
Japan operations	6	7	7
Total current tax expense	7,257	12,649	6,121

Deferred:
Taiwan operations – based on statutory tax rate of 17%	4,527	(2,033)	(1,592)
Taiwan operations – 10% of surtax	(287)	(1)	119
US operations	(18)	10	(22)
China operations	(68)	61	(90)
Korea operations	(6)	(15)	(16)
Total deferred tax expense (benefit)	4,148	(1,978)	(1,601)
Income tax expense	$11,405	10,671	4,520

The significant components of deferred tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Deferred income tax expense (benefit), exclusive of the effects of other components listed below	$(546)	(405)	116
Tax expenses (benefits) of unrealized foreign exchange gain	512	(1,569)	(1,110)
Tax expenses (benefits) of allowance for doubtful accounts	2,304	(4)	11
Tax expenses (benefits) of used (unused) tax credits	3,337	-	(618)
Tax benefits of advanced share-based compensation deductions	(1,459)	-	-
	$4,148	(1,978)	(1,601)

The applicable combined tax rate for Taiwan was 23.85%, consisting of an aggregate calculation of the 17% statutory income tax, the 10% undistributed earning tax, and how the taxes interact with each other.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

According to the amendments to the “Income Tax Act” enacted by the office of the President of the Republic of China (Taiwan) on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. This increase does not affect the amounts of the current or deferred taxes recognized for the year ended December 31, 2017. However, it will affect the Company’s current tax expense in the future, and deferred taxes will be remeasured in 2018, the period of enactment. If the new tax rates were to be applied in measuring deferred taxes for temporary differences and operating loss carryforwards recognized on December 31, 2017, the deferred tax assets and deferred tax liabilities would increase by $1,195 thousand and $2 thousand, respectively. And the applicable combined tax rate for Taiwan will become 23.44%, consisting of an aggregate calculation of the 20% statutory income tax, and the 5% undistributed earning tax.

The differences between expected income tax expense, computed based on the ROC statutory income tax rate of 17% of earnings before income taxes and the actual income tax expense as reported in the consolidated statements of income for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Expected income tax expense	$5,587	10,101	5,158
Tax on undistributed earnings	3,011	3,111	(1,181)
Tax-exempt income	(1,759)	(3,922)	(548)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(839)	(541)	(686)
Realized tax losses on investments in subsidiaries due to capital reduction to offset the accumulated deficit	(2,157)	-	-
Increase in tax credits	(4,242)	(4,970)	(3,919)
Increase in deferred tax asset valuation allowance	6,640	6,802	5,822
Capital gain Tax	-	-	2,304
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	915	(294)	(298)
Tax effect resulting from foreign currency matters(*)	3,583	(1,598)	-
Foreign tax rate differential	(454)	1,339	(2,565)
Variance from audits, amendments and examinations of prior years’ income tax filings	793	69	462
Others	327	574	(29)
Actual income tax expense	$11,405	10,671	4,520

(*) The subsidiaries located in the R.O.C. changed their functional currency of the tax basis of assets and liabilities from NT dollar to U.S. dollar. Accordingly these subsidiaries are now having a U.S. dollar dominated tax basis and U.S. GAAP functional currency.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The amount of income tax expense (benefit) for the years ended December 31, 2015, 2016 and 2017 was allocated as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Income from continuing operations	$11,405	10,671	4,520
Other comprehensive income (loss)	(168)	6	(25)
Excess tax benefits allocated to additional paid-in capital from share-based compensation	(771)	-	-
Retained earnings for previously unrecognized excess tax benefits	-	(141)	-
	$10,466	10,536	4,495

As of December 31, 2016 and 2017, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2016	2017
	(in thousands)
Deferred tax assets:
Inventory	$7,305	6,639
Tax credit carryforwards	1,328	2,178
Operating loss carryforward-statutory tax	34,341	38,264
Operating loss carryforward-undistributed earnings tax	14,695	17,930
Other	2,425	2,646
Total gross deferred tax assets	60,094	67,657
Less: valuation allowance	(51,242)	(58,943)
Net deferred tax assets	8,852	8,714
Deferred tax liabilities:
Unrealized foreign exchange gain	(1,181)	(29)
Prepaid pension cost	(417)	(450)
Acquired intangible assets	(1,178)	(572)
Other	(46)	(7)
Total gross deferred tax liabilities	(2,822)	(1,058)
Net deferred tax assets	$6,030	7,656

As of December 31, 2017, the Company has not provided for income taxes on undistributed earnings of approximately $594,471 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The activity in the valuation allowance for deferred tax assets for the years ended December 31, 2015, 2016 and 2017 follows:

Period	Balance at beginning of year	Additions Charges to earnings	Deductions- Credits to earnings	Expirations and Forfeitures	Others (Note)	Balance at end of year
	(in thousands)

Year 2015	$40,966	6,640	-	(2,141)	(1,145)	44,320
Year 2016	$44,320	7,077	(275)	(998)	1,118	51,242
Year 2017	$51,242	6,153	(331)	(1,481)	3,360	58,943

Note: Others represent the effect resulting from exchange rates and changes in consolidated entities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss and tax credit carryforwards are available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment; however, the Company is not relying on significant tax-planning strategies. Over half of the deferred tax assets recognized net of the valuation allowance are dependent upon the projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the valuation allowance at December 31, 2017. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Each entity within the Company files separate standalone income tax return. Except for Himax Taiwan, Himax Semiconductor, Himax Korea, Himax Japan, Himax Technologies (Suzhou) Co., Ltd., Himax Technologies (Shenzhen) Co., Ltd., and Himax Imaging Corp., most of other subsidiaries of the Company have generated tax losses since their inception; therefore, a valuation allowance of $51,242 thousand and $58,943 thousand as of December 31, 2016 and 2017, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused tax credit carryforwards) to zero because management believes it is unlikely that these tax benefits will be realized. For the year ended December 31, 2015, 2016 and 2017, Himax Media Solutions, Inc. realized a tax benefit of nil, $275 thousand and $331 thousand, respectively, related an unused loss carryforward that was previously offset by a valuation allowance.

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years is available to be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

As of December 31, 2017, the Company’s unused operating loss carryforward for statutory tax were as follows:

	Deductible amount	Tax effect	Expiration year
	(in thousands)

Taiwan operations	$104,276	$17,727	2018~2022
	104,125	17,701	2023~2027
Hong Kong operations	1,798	297	Indefinitely
US operations	9,329	2,539	2024~2037
		$38,264

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

The Statute for Industrial Innovation entitles companies to tax credits for research and development expenses related to innovation activities but limits the amount of tax credits to only 15% of the total research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation cannot be carried forward. Based on the amendments to the Statute for Industrial Innovation, effective from January 1, 2016 to December 31, 2019, if the Company chooses to extend the tax credits to three years, the tax credit rate will be 10% of the total research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. The tax credits generated were $4,242 thousand, $4,970 thousand and $4,557 thousand for the years ended December 31, 2015, 2016 and 2017, respectively. For the year ended December 31, 2015, 2016 and 2017, tax credits generated under this program have been utilized $4,242 thousand, $4,970 thousand and $3,939 thousand, respectively.

As of December 31, 2017, all of the Company’s unused tax credits were as follows:

	Tax effect	Expiration year
	(in thousands)

Taiwan operation	$618	2018~2019
US operations	1,560	2020~2034
	$2,178

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Balance at beginning of year	$788	1,335	1,052
Increase related to prior year tax positions	292	-	384
Decrease related to prior year tax positions	-	(292)	(641)
Increase related to current year tax positions	630	-	-
Settlements	(368)	-	-
Lapse of statute of limitations	(7)	(2)	(41)
Effect of exchange rate change	-	11	-
Balance at end of year	$1,335	1,052	754

Included in the balance of total unrecognized tax benefits at December 31, 2016 and 2017, are potential benefits of $1,052 thousand and $754 thousand, respectively that if recognized, would reduce the Company’s effective tax rate. The interest and penalties related to unrecognized tax benefits recorded by the Company were nil for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the accrued interest and penalties were $108 thousand and $117 thousand, respectively. Interest and penalties are not included in the tabular roll-forward of unrecognized tax benefits above.

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2015. The income tax returns of 2016 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2017.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 19.	Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments at December 31, 2016 and 2017:

	Fair Value Measurements at December 31, 2016 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$13,055	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	5,140	-
Money market fund	5,017	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	324	-
Total	$18,072	5,464	-
Liabilities:
Short-term debt	$-	138,000	-
Total	$-	138,000	-

	Fair Value Measurements at December 31, 2017 Using
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Cash and cash equivalents:
Time deposits with original maturities less than three months	$22,559	-	-
Marketable securities available-for-sale:
Time deposit with original maturities more than three months	-	10,358	-
Money market fund	521	-	-
Restricted marketable securities:
Time deposits with original maturities of more than three months	-	470	-
Total	$23,080	10,828	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

	Fair Value Measurements at December 31, 2017 Using
	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Short-term debt	$-	147,000	-
Total	$-	147,000	-

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. No such impairments were recognized in 2015, 2016 and 2017.

There were no transfers between Level 1 and Level 2 of fair value hierarchy and no transfers into or out of Level 3 financial instruments during the years ended December 31, 2015, 2016 and 2017.

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

The Company depends on two customers for majority of its revenues and the loss of, or a significant reduction in orders would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2015	2016	2017

Customer A and its affiliates	20.1%	22.4%	25.8%
Customer B and its affiliates	21.1%	15.2%	15.5%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,
	2016	2017

Customer A and its affiliates	29.2%	32.6%
Customer B and its affiliates	19.3%	15.5%

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 21.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Viewsil Microelectronics (Kunshan) Limited (Viewsil)	Equity method investee of the Company
Viewsil Technology Limited (VST)	The subsidiary of Viewsil
Emza Visual Sense Ltd. (Emza)	Equity method investee of the Company

(b)	Significant transactions with related parties

(i)	Purchases and accounts payable

Purchases of raw materials and components from VST were $576 thousand and $522 thousand for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the related payables resulting from the aforementioned transaction were $576 thousand and nil, respectively. The purchase prices and payment terms to related parties were incomparable to that from third parties due to no similar transaction.

(ii)	The Company made an interest-free loan to VST and Emza for their short-term funding needs, is summarized as follows:

	December 31,
	2016	2017
	(in thousands)

VST	$7,150	2,750
Emza	-	500
	$7,150	3,250

The loan is repayable on demand and the Company expects it will be repaid in full during 2018. The Company may consider providing further future loans to VST and Emza.

(iii)	In 2017, Viewsil provided technical service on new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2,200 thousand, which was charged to research and development expense. As of December 31, 2017, the related process fee payables resulting from the aforementioned transactions have not yet been paid.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 22.	Commitments and Contingencies

(a)	As of December 31, 2016 and 2017 the Company had entered into several contracts for the acquisition of building, equipment and computer software. Total contract prices amounted to $5,153 thousand and $60,573 thousand, respectively. As of December 31, 2016 and 2017, the remaining commitments were $3,760 thousand and $40,814 thousand, respectively.

(b)	The Company leases certain offices and buildings pursuant to operating lease arrangements with third parties. The lease arrangement will expire gradually from 2018 to 2024. As of December 31, 2016 and 2017, deposits paid amounted to $1,091 thousand and $1,230 thousand, respectively, and were recorded as refundable deposit in the consolidated balance sheets.

As of December 31, 2017, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)

January 1, 2018~December 31, 2018	$1,122
January 1, 2019~December 31, 2019	753
January 1, 2020~December 31, 2020	512
January 1, 2021~December 31, 2021	318
January 1, 2022~December 31, 2022	298
January 1, 2023~December 31, 2024	238
$3,241

Rental expense for operating leases with third parties amounted to $2,082 thousand, $2,148 thousand and $2,189 thousand in 2015, 2016 and 2017, respectively.

(c)	The Company entered into several sales agent agreements. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 2% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.

(d)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(e)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

(f)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Due to the current market is facing a capacity shortage of wafer fabrication, the Company has increased its placing of purchase orders to meet the sufficient capacity supply from foundries for year 2018. Contractual obligations resulting from above arrangements approximate $89,179 thousand and $193,446 thousand as of December 31, 2016 and 2017, respectively.

(g)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2017, management is not aware of any pending litigation against the Company.

Note 23.	Redeemable Noncontrolling Interest

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert their preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference and redemption feature and also issued the noncontrolling shareholder a warrant to purchase additional preferred shares of Himax Display, Inc., within one year from the original investment closing date. The warrant expired in October 2014. The convertible preferred shares of Himax Display, Inc. are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet.

The redeemable noncontrolling interest was originally recognized on the balance sheet at fair value. Each reporting period, the redeemable noncontrolling interest is presented at the greater of its carrying amount or redemption value. Changes in value from period to period are charged to Himax stockholders on our consolidated balance sheets. As of December 31, 2016 and 2017, the aggregate value of the redeemable noncontrolling interest was $3,656 thousand. Net loss attributable to the redeemable noncontrolling interest was $617 thousand, $143 thousand and $313 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 24.	Segment, Product and Geographic Information

	Year Ended December 31, 2015
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$560,399	131,390	691,789
Segment operating income (loss)	$59,506	(28,834)	30,672
Non operating income, net			2,195
Consolidated earnings before income taxes			$32,867
Significant noncash items:
Share Based Compensation	$1,206	612	1,818
Depreciation and amortization	$3,591	10,573	14,164

	Year Ended December 31, 2016
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$641,865	161,052	802,917
Segment operating income (loss)	$92,010	(32,775)	59,235
Non operating income, net			183
Consolidated earnings before income taxes			$59,418
Significant noncash items:
Share Based Compensation	$542	644	1,186
Depreciation and amortization	$3,685	10,071	13,756

	Year Ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$529,847	155,320	685,167
Segment operating income (loss)	$43,021	(34,871)	8,150
Non operating income, net			22,188
Consolidated earnings before income taxes			$30,338
Significant noncash items:
Share Based Compensation	$365	733	1,098
Depreciation and amortization	$4,940	11,740	16,680

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Display drivers for large-size applications	$224,423	272,906	224,798
Display drivers for mobile handsets applications	170,705	191,845	113,591
Display drivers for consumer electronics applications	165,271	177,114	191,458
Others	131,390	161,052	155,320
	$691,789	802,917	685,167

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

China	$372,538	507,470	421,208
Taiwan	254,763	199,985	176,951
Other Asia Pacific (Philippines, Korea and Japan)	53,053	54,159	67,779
Europe and America	11,435	41,303	19,229
	$691,789	802,917	685,167

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	December 31,
	2016	2017
	(in thousands)

Taiwan	$47,144	85,808
China	767	663
U.S.	61	33
Japan	21	19
Korea	179	150
	$48,172	86,673

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Driver IC segment:
Customer A and its affiliates	$116,456	152,142	147,961
Customer B and its affiliates	126,953	113,300	102,493
	$243,409	265,442	250,454
Non-driver products segment:
Customer A and its affiliates	$22,345	27,873	28,767
Customer B and its affiliates	19,256	8,672	3,887
	$41,601	36,545	32,654

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2016	2017
	(in thousands)

Customer A and its affiliates	$55,681	61,100
Customer B and its affiliates	36,849	29,008
	$92,530	90,108

As of December 31, 2016 and 2017, allowance for sales returns and discounts for those accounts receivable was $745 thousand and $578 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Note 25.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Balance Sheets

	December 31,
	2016	2017
	(in thousands)

Cash	$759	1,362
Investments in marketable securities available-for-sale	4,399	4,881
Other receivable from related party	7,150	2,751
Other current assets	976	498
Investments in subsidiaries and affiliates	727,903	753,315
Total assets	$741,187	762,807

Current liabilities	$284	235
Short-term debt	119,000	147,000
Debt borrowing from a subsidiary	154,170	158,924
Total equity	467,733	456,648
Total liabilities and equity	$741,187	762,807

Himax Technologies, Inc. had no guarantees as of December 31, 2016 and 2017.

Condensed Statements of Income

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Revenues	$-	-	-
Costs and expenses	460	330	236
Operating loss	(460)	(330)	(236)
Equity in earnings from subsidiaries and affiliates	20,820	55,191	30,355
Gain on sale of securities	1,682	-	-
Other non-operating income (loss)	3,153	(3,949)	(2,152)
Earnings before income taxes	25,195	50,912	27,967
Income tax expense	-	-	-
Net income	$25,195	50,912	27,967

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2015			2016		2017
	(in thousands)

Net income	$		25,195		50,912		27,967
Other comprehensive income (loss):
Unrealized gains (losses) on securities, not subject to income tax:			(259)		(115)		313
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period		(63)		(118)		466
Reclassification adjustment for realized losses (gains) included in net income		(196)		3		(153)
Foreign currency translation adjustments, net of income tax of nil			(573)		(479)		862
Net unrecognized actuarial gain (loss), net of income tax of $(168), $6 and $(25) in 2015, 2016 and 2017, respectively			(731)		6		(138)
Comprehensive income	$		23,632		50,324		29,004

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

Condensed Statements of Cash Flows

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cash flows from operating activities:
Net income	$25,195	50,912	27,967
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings from subsidiaries and affiliates	(20,820)	(55,191)	(30,355)
Gain on disposals of investment non-marketable equity securities, net	(1,682)	-	-
Changes in:
Other current assets	221	491	478
Other current liabilities	157	(100)	(49)
Net cash provided by (used in) operating activities	3,071	(3,888)	(1,959)
Cash flows from investing activities:
Purchases of available-for-sale marketable securities	(4,625)	(173)	(158)
Proceeds from disposals of investment in non-marketable equity securities	1,682	-	-
Purchases of equity method investment	(3,708)	-	-
Proceeds from disposals of equity method investment	-	64,513	4,825
Proceeds from capital reduction of investment	-	431	1,150
Cash received from (paid for) loan made to related party	-	(7,150)	4,400
Net cash provided by (used in) investing activities	(6,651)	57,621	10,217
Cash flows from financing activities:
Payments of cash dividends	(51,364)	(22,348)	(41,281)
Proceeds from short-term debt	351,000	192,000	151,000
Repayment of short-term debt	(301,000)	(234,000)	(123,000)
Proceeds from issue of RSUs from subsidiaries	5,311	1,081	872
Proceeds from debt from a subsidiary	375,572	367,667	201,849
Repayment of debt from a subsidiary	(374,775)	(358,910)	(197,095)
Net cash provided by (used in) financing activities	4,744	(54,510)	(7,655)
Net increase (decrease) in cash	1,164	(777)	603
Cash at beginning of year	372	1,536	759
Cash at end of year	$1,536	759	1,362

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid during the year	$453	563	547
Income taxes paid during the year	$-	-	-

