Form 20-F
period 2018-12-31
Himax Technologies, Inc.
filed 2019-03-28
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

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

*       Not for trading, but only in connection with the listing on the NASDAQ Global Select Market, Inc. of American Depositary Shares representing such Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 344,290,306 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$30.61, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2018. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 22, 2019, the noon buying rate was $1.00 to NT$30.87.

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

“ASC” refers to active stereo camera 3D sensing, which uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement;

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

“Structured Light” refers to a 3D infrared structure light projector, which is composed of a laser light source, a collimated lens and a diffractive optics element (DOE);

“SLiMTM” refers to Structured Light Imaging Module, which is Himax homegrown structured light-based 3D sensing total solution;

“TDDI” refers to touch display driver integrated circuit for advanced in cell touch display;

“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD”;

“ToF” refers to a time-of-flight (ToF) 3D camera works by illuminating the scene with a modulated light source, and observing the reflected light;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of profit or loss data and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included herein, which are presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. Since these are our first audited consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for the financial years ended December 31, 2017 and 2018. Additionally, financial data as of and for the years ended December 31, 2014, 2015 and 2016 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below, and no audited consolidated financial statements and no financial information prepared in accordance with IFRS for the year ended December 31, 2016 have been included in this annual report. Historical financial results as of and for the year ended December 31, 2017 have also been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2017. In addition, for an explanation of how the transition to IFRS has affected our consolidated financial statements, see note 31 to our consolidated financial statements included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2017	2018
	(in thousands, except per share data)
Consolidated Statements of Profit or Loss Data:
Revenues	$685,167	$723,605
Costs and expenses(1):
Cost of revenues	518,142	554,690
Research and development	117,662	123,037
General and administrative	20,461	21,823
Expected credit loss	155	290
Sales and marketing	20,388	20,380

Operating income	$8,359	$3,385

Profit for the year	$25,538	$6,026
Profit attributable to Himax stockholders	$27,680	$8,569

Earnings per ordinary share attributable to Himax stockholders:
Basic	$0.08	$0.02
Diluted	$0.08	$0.02
Earnings per ADS attributable to Himax stockholders(2):
Basic	$0.16	$0.05
Diluted	$0.16	$0.05
Weighted-average number of ordinary shares used in earnings per share computation:
Basic	344,849	345,020
Diluted	344,903	345,069
Weighted-average number of ADS equivalent used in earnings per share computation(2):
Basic	172,425	172,510
Diluted	172,452	172,534

Cash dividends declared per ordinary share(3)	$0.12	$0.05
Cash dividends declared per ADS	$0.24	$0.10

Note:	(1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2017	2018
	(in thousands)
Cost of revenues	$204	$90
Research and development	5,222	3,165
General and administrative	723	387
Sales and marketing	995	544
Total	$7,144	$4,186

Of the $7.1 million and $4.2 million in share-based compensation in 2017 and 2018, $6.1 million and $3.8 million were settled in cash, respectively.

(2)	The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

(3)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2017	2018
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$138,023	$106,437
Accounts receivable, net	188,774	189,279
Inventories	135,200	162,561
Total current assets	662,621	654,415
Total assets	803,193	836,678
Accounts payable	139,933	150,500
Total current liabilities	343,726	391,155
Total liabilities	349,605	394,391
Ordinary shares	107,010	107,010
Treasury shares	(8,878)	(8,819)
Total equity	453,588	442,287

	Year Ended December 31,
	2017	2018
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$29,393	$4,009
Net cash used in investing activities	(35,088)	(38,266)
Net cash provided by (used in) financing activities	(41,214)	2,801

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

There has been an increased level of industry consolidation among our suppliers in recent years. Chipbond Technology Corporation, or Chipbond, merged with Simpal Electronics Co., Ltd. in 2014 for more chip-on-flex capacity and vertical integration. Such merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use under a simpler supplier chain. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease, and our results of operations could be adversely affected.

We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2017 and 2018, 77.3% and 81.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high-resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

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

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products as we diversify our product portfolio and because our non-driver products have higher gross margin than our driver products. Our non-driver products include, among others, timing controllers, touch panel controllers, TFT-LCD television and monitor semiconductor solutions, LCOS and MEMS microdisplays, power management ICs, CMOS image sensors, 3D sensing solution and wafer level optics (WLO) products.

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Our LCOS microdisplay business hit inflection point in September 2015 with pilot production shipment made to a major customer. Since then, we have increased shipments of our LCOS products to some industry heavyweights and secured additional design engagements with current and new customers. Some of our major customers already launched their products in 2016. At present, our main focus areas for LCOS business are AR goggle devices and head-up-displays (HUD) for automotive, while AR will take a few years to fully realize its market potential. We continue to see heavyweight companies allocating major R&D resources and budgets to bring the new products into the market. Currently, Tier 1 companies and start-up companies are investing heavily to develop the ecosystem — applications, software, OS, firmware, system electronics, and optics. With all these investments, we will see an ecosystem build up within the next few years; the AR market will then be in an acceleration mode. While most customers don’t expect big volume for their early generation products, we have been working with many of them for future generation devices. We are committed to providing the best technology to support them in the effort. We are also seeing constant additions of new customers using our LCOS for a variety of new applications. We believe that Himax stands to benefit from our customers’ successful commercialization of their new products due to our unique position as one of the providers of choice for microdisplay and related optics. Nevertheless, these product categories are at a relatively early stage as compared to other products and they have a relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products.

We also believe there are new market opportunities for our CMOS image sensors. Although it seems relatively challenging for us to gain significant market share in conventional RGB camera, we do think there are various interesting and different applications in imaging. On top of our legacy products in laptop and multimedia, we’ve launched two computer vision sensor product lines, i.e., near infrared (“NIR”) sensor and Always-on-Sensor (“AoS”). NIR sensor is the key building stone for passive as well as active computer vision system. With the special design in pixel architecture and materials, our NIR sensor provides industry leading Quantum Efficiency (“QE”) to absorb NIR signal. In the collaboration with our partners in structured light, NIR plays an important role in the receiver. AoS, on the other hand, is an IoT sensor which consumes only several micro watt to do people detection, eye ball tracking, and other cool features. New sensor architectures, readout, pixel, and the corresponding slim algorithms are integrated together to contribute the always-on feature. Given that the two new exciting product lines just hit the market, it’s still quite new to the industry. To build up the competition barrier, we have also devoted ourselves and pour a lot of resources into making the product lines more mature. As a result, these two new products take time to bear some fruits.

Moreover, we have participated in most of the smartphone OEMs’ ongoing 3D sensing projects for facial recognition and phone unlock covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight. Depending on the customers’ needs, we provide 3D sensing total solution or just the projector module or optics inside the module. By offering either the projector module or critical optics, we have been collaborating with a small handful of smartphone names that have in-house capability to come up with their own customized 3D sensing solutions. For most Android smartphone makers who don’t have such in-house capability, however, we have to provide total solution to enable their 3D sensing. Himax’s 3D sensing total solution structured light-based, which we announced jointly with Qualcomm in August 2017, brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as our unique know-how in 3D sensing system integration. At present, the 3D sensing adoption for this market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications which is limited to phone unlock and online payment. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, we are working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. We believe that 3D sensing will be widely adopted by more Android smartphone makers when the ecosystem is able to substantially lower the cost of adoption and develop more killer applications while offering easy-to-use, fully-integrated total solutions, for which Himax is playing a key part.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing processes of our non-driver products including LCOS microdisplay solutions, wafer-level optics and active alignment for 3D sensing. If we are unable to efficiently ramp up our production facilities or lack of customer’s demand, the lower capacity utilization rate will negatively affect our gross margin and our results of operations. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either of our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2018, our accounts receivable from Customer A and its affiliates were $63.5 million, which represented approximately 33.5% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extensions of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

The TFT-LCD panel industry is highly competitive. TFT-LCD panel manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD panels. Some TFT-LCD panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete successfully and sustain their market positions. In addition, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including:

•	consumer demand and the general economic conditions;

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and its downstream industries;

•	the speed at which TFT-LCD panel manufacturers expand production capacity;

•	brand companies’ continued needs for original equipment manufacturing services provided by TFT-LCD panel manufacturers;

•	access to raw materials, components, equipment and utilities on a timely and economical basis;

•	technological changes;

•	the rescheduling and cancellation of large orders;

•	access to funding on satisfactory terms; and

•	fluctuations in the currencies of TFT-LCD panels exporting countries against the U.S. dollar.

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

In 2017 and 2018, we derived 77.3% and 81.0% of our revenues, respectively, from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display drivers industry and our display drivers business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues. Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue to derive a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

Technological innovation may reduce the number of display drivers typically required for each panel, thereby reducing the number of display drivers we are able to sell per panel. If such a reduction in demand is not offset by the general growth of the industry, growth in our market share or an increase in our average selling prices, our revenues may decline.

With the high penetration rate of smartphones, growth of the market has been slowing down in the past two years. LCD display and its driver IC in smartphone application is getting more commoditized with lower ASP. Meanwhile, addressable market size of conventional smartphone DDIC is eroded quickly by AMOLED and in-cell display, which used to be emerging technologies but have ramped up with significant adoption rate. Being one of the leading DDIC suppliers, Himax also has been devoted to development activities for AMOLED DDIC and in-cell TDDIs. Nevertheless, AMOLED display has been dominated by Korean companies, and Himax TDDI went through the learning curve in 2016 and just started to ramp-up in 2017.

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

We face numerous challenges relating to our growth. If we are no longer able to keep our competitiveness to maintain current market share or to gain market share in new product segments, our revenues and profit may decline.

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate, retain and manage additional qualified engineers, senior managers, sales and marketing personnel, and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with IFRS and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•	continue to develop and commercialize non-driver products, including, among others, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS and MEMS microdisplays, power management ICs, CMOS image sensors, 3D sensing solution and wafer level optics products.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, foreign currency exchange rates, and effective income tax rates;

•	our ability to transfer any increase in unit costs to our customers;

•	our ability to accurately perform various tests, estimations and projections, including with respect to the write-down on slow or obsolete inventories, the impairment of non-financial assets, the collectability of accounts receivable, and the realization of deferred tax assets;

•	our ability to successfully design, develop and introduce new or enhanced products acceptable to our customers in a timely manner;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending, and the unease in the Middle East;

•	changes in our transfer pricing policy and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

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

We place wafer orders on the basis of our customers’ purchase orders and sales forecasts; however, any of the foundries we use can allocate capacity to other foundry customers and reduce deliveries to us on short notice. It could be that other foundry customers are larger and better financed than we are or have supply agreements or better relationships with the foundries we use and could induce these foundries to reallocate our capacity to them. The loss of any of the foundries we use or any shortfall in available foundry capacity could impair our ability to secure processed wafers, which could significantly delay our ability to ship our products, causing a loss of revenues and damages to our customer relationships.

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

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, historically manufactured substantially all of our wafers in the early years since our inception. In order to diversify our foundry sources, we have also used Macronix International Co., Ltd., or Macronix, Powerchip Technology Corporation, or PSC, Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.), or Globalfoundries Singapore, United Microelectronics Corporation, or UMC, Powerchip Semiconductor Manufacturing Company, or PSMC, Semiconductor Manufacturing International Corporation, or SMIC, and SK hynix system ic or SKHYSI to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

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

The lead time required by the semiconductor manufacturing service providers that we use to manufacture our products is typically longer than the lead time that our customers provide for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we will typically ask our semiconductor manufacturing service providers to start manufacturing our products based on forecasts provided by our customers in advance of receiving their purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenues from these products until they are delivered to customers. Moreover, for the convenience of our customers, we may agree to ship our inventory to warehouses located near our customers, so that our products can be delivered to these customers more quickly. We may from time to time agree that control over a product do not to our customer until the customer requests delivery of our products from such warehouses. In such cases, we will not recognize revenues from these products until the control over a product to our customers based on the shipping terms, which is generally when they are delivered to our customers from these warehouses. As a result, we incur inventory and manufacturing costs in advance of anticipated revenues.

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

We do not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive. In the past, some of our customers have also significantly lowered their capacity utilization rates, reduced or canceled their orders of our products, and requested higher-than-usual price concessions from us. We expect WLO shipment volume in 2019 will decline significantly year-over-year starting from the third quarter of 2019 due to a product replacement decision informed by an anchor customer a few days following the Company’s last earnings call on February 19, 2019. This update will negatively affect our 2019 profitability because gross margin will be impacted by lower WLO capacity utilization rate, thereby leading to higher equipment depreciation and factory overhead on a per unit basis. For reference, WLO sales represented 4.4% of our 2018 total sales and will account for less than 5% of our total sales in the first quarter of 2019. Despite this setback, we continue to work on new development projects with the anchor customer, in addition to our multiple ongoing projects with other customers. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected.

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of February 28, 2019, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 20.9% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of February 28, 2019, we and our subsidiaries had 130 U.S. patent applications pending, 108 Taiwan patent applications pending and 270 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, in February 2018, our subsidiary, Himax IGI Precision Ltd., or Himax IGI, acquired certain advanced nano 3D masters manufacturing assets and related intellectual property and business from a US-based technology company. The advanced nano 3D manufacturing masters are primarily used in imprinting or stamping replication process to fabricate devices such as diffractive optical element (DOE), diffuser, collimator lens and micro lens array. The acquisition brings Himax the very upstream master tooling capability to supplement the company’s world leading WLO technology, which is critical in its efforts to offer 3D sensing total solutions. In addition, Himax fully acquired Emza Visual Sense Ltd. (“Emza”) in June 2018. Emza is an Israel company dedicated to the development of extremely efficient visual sensors that include proprietary machine-vision algorithms and specific architectures that enable always-on visual sensing capabilities, achieving orders of magnitude improvement in power consumption, price and form factor. With the full acquisition of Emza, Himax will be uniquely positioned for IoT solutions, which require tight integration of the critical skills and knowledge of Himax’s CMOS technology and ASIC design with Emza’s computer vision algorithms. Himax will be able to enter new markets beyond consumer electronics, such as connected homes, smart buildings and security, and extend our reach into new IoT markets with interest in other Himax products such as our 3D sensing solutions. We cannot assure you that we will be able to realize the benefits we anticipate from acquiring nano 3D master business or Emza. Acquisitions or investments that we have completed or potentially may make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other attempts to harm our computer system and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs and cybersecurity threats, is critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Cyber attacks could result in a loss of our intellectual property, the release of commercially sensitive information, the misappropriation of confidential information of our employees, customers or suppliers and the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats.  As of February 28, 2019, we had not been aware of any material cyber attacks or incidents that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereof.

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

Some of our system services are based on public cloud. The cloud services are also subject to interruption due to cloud service provider unexpected downtimes, cyberattacks or any type of failure, telecommunication failure or other unidentified problems while connecting to cloud. Consequently, cloud services interruption could result in loss of production capabilities and lengthy interruptions in our service. Cloud cybersecurity breach could result in adverse effect on our customers, our employees, our suppliers, our reputation, and our business.

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

The semiconductor industry, in particular semiconductors used in flat panel displays, is highly competitive. Increased competition may result in pricing pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. Competition principally occurs at the design stage, where a customer evaluates alternative design solutions that require display drivers. We continually face intense competition from fabless display driver companies as well as from integrated device manufacturers. Some of our competitors have substantially greater financial and other resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Some of our competitors have manufacturing capabilities as well as in-house design operations that may give them significant advantages such as more research and development resources and the ability to attract highly skilled engineers. Furthermore, some of our competitors are affiliated with, or are subsidiaries of, our panel manufacturer customers. These relationships may also give our competitors significant advantages such as early access to product roadmaps and design-in priorities, which would allow them to respond more quickly to changing customer demands and achieve more design-wins than we can. In addition, even competitors with no such strategic associations with panel manufacturers may resort to price competition to maintain their market share, which may impose pricing pressures on us, reduce our profitability or decrease our market share. We cannot assure you that we will be able to increase or maintain our revenues and market share or compete successfully against our current or future competitors in the semiconductor industry.

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

We are a holding company and our assets consist mainly of our 100% ownership interest in Himax Taiwan. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. Nonetheless, dividends and interest on shareholder loans that we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under ROC law. The ability of our subsidiaries to provide us with loans, pay dividends, repay any shareholder loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual profits (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve. Any limitation on dividend payments by our subsidiaries could materially and adversely affect our ability to grow, finance capital expenditures, make acquisitions, pay dividends, and otherwise fund and conduct our business. In addition, since Himax Taiwan is not a listed company, it will depend on us to meet its equity financing requirements in the future. Any capital contribution by us to Himax Taiwan may require the approval of the relevant ROC authorities. We may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, we and many of our semiconductor manufacturing service providers, suppliers and customers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2018, 23.2% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

On February 6, 2016, the 6.4 magnitude earthquake hit the Tainan area. Fortunately, the Company's headquarters and the in-house manufacturing facilities for LCOS and WLO products, both located in Tainan, were little affected. Since most of our operations and our customers and suppliers are based mainly in Taiwan, the natural disasters could adversely affect our business, financial condition or results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since then, the recovery has been uneven and the global economy is facing new challenges, such as the escalation of the European sovereign debt crisis since 2011, the slowdown of the Chinese economy since 2011, China stock market crash in 2015, volatility in oil prices and currency, and the US-China trade tension since 2018. It is unclear whether the European sovereign debt crisis will be contained. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in Taiwan are sensitive to global economic conditions. Any prolonged slowdown in the global or Taiwanese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A substantial portion of our sales are made to customers in the PRC, which may expose us to additional political, regulatory, and economic risks.

We have been increasingly selling our products to customers in the PRC. In 2017 and 2018, approximately 61.5% and 66.4% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2018, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2018, approximately 60% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. However, the subsidiaries located in the R.O.C. adopted Taiwan-IFRS and hereafter changed their functional currency of the tax basis of assets and liabilities from NT dollar to U.S. dollar since year 2016. Accordingly, these subsidiaries are now having a U.S. dollar dominated tax basis and functional currency, which significantly decreases the income tax effect from the fluctuations in exchange rates between the U.S. dollar and the NT dollar.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total qualifying research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. However, the amendment is not expected to have a significant impact on our results of operations and financial condition. The ROC Executive Yuan has proposed to extend the Statute for Industrial Innovation to December 31, 2029 and keep the tax credits for qualifying research and development expenses related to innovation activities. The final extension and amendment is still waiting for the ROC Legislative Yuan passing the third reading.

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

According to the legislative intent, the CFC and PEM rules, in principle, will not be put into force immediately, but will wait until the China-Taiwan Cross-Strait Tax Agreement is effectuated, the OECD’s Common Reporting and Due Diligence Standard (“CRS”) for the automatic exchange of information of financial accounts is widely implemented internationally, and the relevant bylaws of the CFC and PEM rules have been adequately enacted and properly advocated. The date of implementation will be determined by the Executive Yuan. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands. However, if the relevant bylaws of the PEM rules have been adequately enacted and properly advocated, we may be determined to be within the territory of the ROC and our income tax shall be levied in accordance with the Income Tax Act and relevant tax regulations. Therefore, dividend payments made by us would be subject to withholding tax in the ROC.

We may be affected by the Cayman Economic Substance Law 2018

We are incorporated in Cayman Islands. During 2017, the European Union (“EU”) Economic and Financial Affairs Council (“ECOFIN”) released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Cayman Islands was not on the list of non-cooperative jurisdictions; however, Cayman Islands did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018.

In accordance with that commitment, Cayman Islands enacted the The International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”) in December 2018. Under the ES Law, if a Cayman Islands company is carrying on as a business one or more “relevant activity” (including: banking, distribution and service center, financing and leasing, fund management, headquarters, holding company, insurance, intellectual property or shipping) it will be required to maintain a substantial economic presence in Cayman Islands and to comply with the economic substance requirements set forth in the ES Law. Companies subject to the economic substance requirements will be required to file a declaration with the Cayman Islands Tax Information Authority stating whether or not they are carrying out relevant activities on an annual basis.

At present, the impact of the ES Law is unclear and it is impossible to predict the nature and effect of these requirements on us. We are currently evaluating the potential effect that the ES Law will have on us.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $3.03 to a high of $10.98 on the NASDAQ Global Select Market in 2018.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2019, we had 344,290,306 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Qingdao, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; Givatayim, Israel; and Irvine and Campbell, California and Minneapolis, Minnesota, USA.

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22202 or by email to ophelia_lin@himax.com.tw and at +1-949-585-9838 ext.223 or by email to sky_wang@himax.com.tw. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

4.B.	Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

•	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically, multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•	Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “—Products—TFT-LCD Television and Monitor Semiconductor Solutions—TFT-LCD Monitor Chipsets” for a description of these components.

•	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.

•	Touch controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

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

Products and Solutions

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs;

•	TFT-LCD television and monitor semiconductor solutions;

•	IP and ASIC;

•	LCOS and MEMS products;

•	power ICs;

•	CMOS image sensor products;

•	wafer level optics products; and

•	3D sensing business.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high-speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, USI-T, iSP, CEDS, CHPL and CMPI.

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels mainly use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

Large-Sized Applications

We provide source drivers, gate drivers, PMIC, P-gamma OP level shifter and timing controllers (TCON) for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For example, the industry trend for large-sized applications is generally toward super high channel, low power consumption, low cost, thin and light form factor, touch function, higher data transmission rate and higher driving capabilities. Higher speed interface technologies are also key for 4Kx2K and 8Kx4K high-resolution TVs. Greater color depth, thermal solution, high data rate and high driving, are particularly important for advanced televisions and certain monitors. To enhance our Gaming solution, we provide new gaming TCON with UHD 144Hz for next generation gaming Monitor and NB.

Our large display driver IC business achieved several milestones in 2018. For example, we successfully added a 12-inch fab into the pool of our foundry capacity for our large display driver ICs to ease the capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. On high-end TV, Himax outpaced peers to lead the mass production of customized high-speed point-to-point (P2P) transmission using embedded panel intra interface such as iSP, CHPI, and CSPI for 4K TVs and developed a 2-in-1 COF driver to meet the requirements of high channel count and heat dissipation for 8K TV. On gaming monitor, we have high frame rate and high-resolution TCON to meet the needs of various resolutions and frame rates such as UHD 120Hz, QHD 165Hz, FHD 240Hz, etc. As for eDP (Embedded DisplayPort) notebook TCONs, Himax continues to develop more power-efficient drivers including mLVDS and P2P interfaces. Our mLVDS is able to integrate P-gamma OP to reduce PCB size and make notebooks slimmer, allowing more space for touch solution integration. Lastly, our P2P driver and TCON ICs with 13.3" FHD can meet Intel 1W project requirement.

We also made tremendous progress in TCON product lines in 2018. Jointly with our Tier 1 customers, we developed 8K TV TCON for their 8K 60 Hz and 120Hz TV, leveraging Himax's unique two phase demura and SHR technologies, which can greatly improve mura to improve yield rate of 8K TV panel and solve the problem of insufficient 8K content. As for Notebook applications, we added HDR (high dynamic range) in TCON ICs to enhance the resolution for high-end 4K notebook models. We also provide gaming TCON for the new UHD 144Hz gaming monitor and notebook. Last but not the least, we successfully embedded local dimming in TCON ICs for TFT-LCD automotive applications to support the accelerating trend toward large-scale screen, higher contrast instrument panels needed for drivers to read meter content quickly. This industry-leading next generation automotive display technology has been greatly appreciated by auto OEMs, Tier 1 and panel makers and is expected to begin mass production in an electronic vehicle during 2019.

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

•    two gamma-type driver to improve display quality

•    three gamma-type drivers (RGB independent gamma curve to enhance color image)

•    output driving voltage ranging from 7 up to 18V

•    input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA

•    low power consumption and low EMI

•    support COF and COG package types

•    support TTL, RSDS, mini-LVDS (up to 400MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface (up to 4Gbps for 8K 120Hz) and customized interface technologies

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

Programmable Gamma OP

8 to 16 channel gamma buffer outputs channel VCOM buffer output

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

Mobile Handset, Tablet and Consumer Electronics Applications

We offer display drivers for mobile handset, tablet PC and consumer electronics (“CE”) displays that combine source driver, gate driver, timing controller, DC to DC circuits, and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD, LTPS and AMOLED.

Smartphones and tablet PCs have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), WSVGA (1024 x 600), HD720 (720 x 1280)/ WXGA (800 x 1280), FHD (1080 x 1920) / WUXGA (1200 x 1920) and up to QHD (1440 x 2560) / WQXGA (1600x2560) display driver ICs. We have recently continued to update new products for this mainstream smartphone and tablet PC segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. A few years ago, we believe we developed the first HD720/WXGA display driver with compressed RAM technology, which we believe has led the industry migration to smartphones with higher resolution displays and lower power consumption. In 2013, we further applied the memory compression concept and developed frame buffer compression together with industrial leading AP (application processor) partners to reduce data transmission bandwidth between the AP and display driver IC of Himax. In 2015, we developed new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. In 2016, Himax developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016 and extended TDDI applications to tablet PCs in 2017. Smartphone display had a dramatic change in terms of aspect ratio, instead of resolution, in 2017. Though display resolution of entry smartphones kept moving up from WVGA or qHD to HD, high-end smartphone display may be stuck at FHD or QHD since it’s pixel per inch is good enough for normal consumers’ daily use. OEMs start to seek for differentiation with 18:9 or even wider aspect ratio, full front displays. Himax has designed conventional 16:9 HD and FHD DDICs capable of supporting 18:9 or wider HD+/FHD+ displays and achieved a number of design-wins with leading Chinese smartphone brands. As in-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular, we re-invented a new generation of TDDIs supporting COG and COF for 18:9 or wider aspect ratio with interlaced output pins, which makes the bottom border of the in-cell touch display even smaller to gain higher display to body ratio. Our new generation FHD+ TDDI with COG and COF are in design-in stage with a number of leading Chinese smartphone brands and panel makers. While COG TDDI offers cost effective slim bezel design, TDDI with COF package can enable super-slim bezel design for premium smartphone models. We started small volume shipment in the first half of 2018 with accelerating volume in the second half of 2018.

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

•    AMOLED driver IC with sub-pixel rendering, Demura-IPs for FHD+

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

•    support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel

•    support resolution up to 2880RBx1080 with cascaded chips

•    source driver output driving voltage ranging up to ±6.6V or 16V

•    support Fail Detect Function, including CRC Function

•    support Local Dimming Function

•    support Teletext OSD function

•    support COG and COF package type

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
Capacitive Touch Controller

•    complete single chip touch controller solutions for handheld devices, supporting smartphones, tablet PCs, and laptop PCs

•    real multi-point capability support of up to 10 points

•    mass production with GG, GFF and one glass solution (“OGS”) without shielding layer

•    support ultra low cost one-layer multi-touch (OLM) solution on GF, GG, OGS, or On-cell touch sensors

•    support advanced functions such as passive stylus, glove, proximity sensor replacement, etc.

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

•    built-in high-performance color engine

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

•    Support resolution: 3840x2160 & 7680x4320

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
VBO Transmitter and Receiver IP

•    fully compliant with the V-by-One® HS Standard Version 1.4

•    provide configurable VBO digital controllers and high-speed mixed signal PHY

•    designed for supporting high-speed video data transmission between the host device and display device, especially UltraHD TV application

ASIC Service

From 2012, we had successfully completed several ASIC service projects for Japan top TV, Project and HMD makers with advanced and high performance customized video processing chips. All of these chips are implemented with Himax Media Solutions’ proprietary video process platform that includes our video process display IP and high-speed transmission IPs. The process nodes adopted for these ASIC are usually 40nm, 55nm and even 28nm processes. From 2016, Himax Media Solutions also developed the depth sensing technology that aims 3D sensing and AR/VR markets. On the other hand, the low power Convolution Neural Network (CNN) accelerator platform is also developed for the emerging ultra-low-power Computer Vision market.

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

•    support 4K x 2K/ 5K x 2K/ 8K x 4K display

•    Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications

•    Low power Convolution Neural Network (CNN) algorithm and hardware accelerator for Computer Vision market

•    Ultra low power controller design for Always-on image sensing applications

ASIC Product

From 2018, we had started to develop ASIC product for IoT application with ultra-low power consumption and high-performance image/video processing chip. The chip is implemented with high performance ARC EM9D 32-bits DSP, pixel processing hardware accelerator, security engine, and rich peripherals. The process node is 28nm process. Also integrated with EMZA’s high efficient algorithm for advance computer vision, like intruder detection, human classification, occupancy identification, people counting, face detection.

The following table summarizes the features of our ASIC product:

Product	Features
ASIC Product

•    Ultra-low power consumption: 40 uW/MHz @ Active mode, 30 uW @ Sleep mode, 15 uW @ Standby mode

•    Boot up (secure boot) time < 40ms, Wake up time < 1ms, TFVT (time of first video target) < 150ms

•    ARC-EM9D 32-bit DSP: Frequency up to 400MHz, XCCM/YCCM 32Kbyte, 1.81 DMIPIS/MHz

•    Memory: Up to 2MByte SRAM with 1.7MByte Retention, 1kByte OTP, SIP 1MByte flash

•    High performance pixel processing accelerator: JPEG codec, 2x2 Block, 5x5 demosaic + FIR, Change Detection Module, HOG-YUV, Re-sampler

•    Security Engine: Support secure boot, secure FW update, secure debug mode, Support AES 128bits, RSA 2048bits, Hash-256, TRNG, Secure key management

•    Peripheral: 1/4/8-bit camera interface, I2C/SPI master/slave, UART, PWM, GPIO with 5 wake-up pins, 12-bit ADC with 4 channels, up to 1Msps, RTC Timer

•    Package: FBGA121 (5mm*5mm), QFN76 (8mm*8mm), LQFP64 (10mm*10mm)

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

Power ICs

Himax provides TFT-LCD television, monitor and notebooks power management solutions. The main products are Power Managements ICs (PMIC), Programmable Gamma OP ICs (PGOP) and Level Shifter ICs (LS). In recent years, PMIC/PGOP/LS 3-in-1 PMIC has gradually become the mainstream solution.

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

•    PMIC/PGOP/Level Shifter 3-in-1

•    built-in power MOSFET

•    step-up PWM converter

•    HV LDO regulator

•    voltage detector

•    gate pulse modulator

•    programmable Vcom voltage / Vcom operational amplifier

•    programmable gamma voltage with operational amplifier

•    level shifter

Product	Features
Integrated Multi-Channel Power Solutions for TVs

•    PMIC/PGOP/Level Shifter 3-in-1

•    built-in power MOSFET

•    step-up PWM converter

•    step-down PWM converter

•    charge pump regulator

•    HV LDO regulator

•    voltage detector

•    gate pulse modulator

•    Vcom operational amplifier

•    I2C programmable

•    level shifter

•    programmable gamma voltage with operational amplifier

Programmable Gamma OP ICs

It is a Programmable Gamma, DVR and VCOM IC. Each controlled by a 10-bit digital analog converter (DAC). The user can easily select one of the two gamma curves to compensate for the display. The PGOP also includes a channel DVR, VCOM buffer and built-in 7-bit DAC. Support 128-step to adjust the VCOM output voltage by I2C control setting automatically.

Product	Features
14 channel PGOP for dual gate GOA TFT-LCD

•    Programmable gamma buffer DVR and VCOM buffer

•    14 channel analog output gamma reference voltage

•    10-bit Gamma DAC resolution

•    2 Gamma bank register

•    2 Gamma bank NVM

•    Built in output channel resister

•    I2C interface

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
16- channel level shifter for dual gate GOA TFT-LCD

•    support two kinds of T-con input signals

•    6/8/10 clock channel output

•    2 channel STV

•    2 channel LC

•    2 discharge channels

•    support charge sharing function

•    reset function

•    OTP/OCP (detect level, time and count) with I2C adjustment

•    Support 2 input and 6/8/10 output

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

Given that IoT applications bring a lot of demand and applications of ultra-low power computer vision, we're developing the eyes for IoT. With our super low power AoS, we’ve been collaborating with Emza, an Israeli company dedicated to the development of extremely efficient visual sensors acquired by Himax, to build up a people detection camera system named WiseEye running in approximately 2.5mW. Leveraging Himax Imaging’s AoS and Emza’s specialized low power algorithms, the WiseEye can be used in different kinds of applications, including smart office, smart building, surveillance, robotics, etc. Our AoS is also highly appreciated in under display finger print market. Several fingerprint sensor vendors have adopted our AoS as their key foundation block in their solutions.

In addition to developing the AoS product to drive the power as low as possible, we’re also devoted ourselves to designing the industrial leading pixel with higher near infrared Quantum Efficiency (“QE”) to support the new generate 3D depth camera. Several NIR sensors such as HD(720p), Full HD(1080p), and 5MP sensor have been developed in our NIR product line with QE over 50% in 850nm and around 35% in 940nm. Their superior performance hugely helps to lower the system power and enhances the system performance. With the high QE in NIR band, we open the doors to building more sensor and camera systems for machine vision. Regarding the conventional color sensors, we put the resource in more specialized and customized big pixel sensors for automotive and surveillance with higher value to the customers by providing unique features like better sensitivity in low light, high dynamic range, slim embedded ISP, etc.

We are committed to being a key player in the CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

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

FHD 1/6” 1080p UltraSenseTM Color Image Sensor

•    1/6” format with high sensitivity BSI pixel

•    1080p FHD resolution at 60 frames per second

•    Low power consumption

•    Alternating frame support for HDR

•    Provide 2x2 RGB-IR option

•    2-lane MIPI CSI2 outputs

•    Frame-Sync control for multiple camera system

FHD 1/3” 1080p UltraSenseTM Color Image Sensor

•    1/3” format with high sensitivity BSI pixel

•    1080p HD resolution at 60 frames per second

•    Low power consumption

•    Support for Staggered HDR

•    Provide high NIR sensitivity option

•    2-lane MIPI CSI2 and 12bit parallel DVP outputs

•    Frame-Sync control for multiple camera system

Product	Features
FHD 1/4” 1080p UltraSenseTM Color Image Sensor

•    1/4” format with high sensitivity BSI pixel

•    1080p FHD resolution at 30 frames per second

•    Low power consumption

•    Provide high NIR sensitivity and 4x4 RGB-IR option

•    2-lane MIPI CSI2 and 10bit parallel DVP outputs

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

•    1/4” format with ultra-high sensitivity

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

•    10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.2MP UltraSense 2TM Color Image Sensor embedded with image processor for Automotive

•    1/4” format with ultra-high sensitivity

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

•    Anti-blooming and dark sun cancellation

•    Built-in low dropout regulator and power on reset

•    10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

Product	Features
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

•    Advanced defect correction with built-in temperature sensor

•    Embedded ISP with programmable automatic exposure and white balance

•    Optical alignment pixel with crop and zoom to native resolution

•    4Kb OTP for sensor initialization, module storage, and overlay setting

•    Multi-color static overlay engine

Ultra-Low Power CMOS Color Image System for Machine Vision and Detection

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

Our WLO technology is also adapted to form microstructure such as lens array, DOE and lenticular lens for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high-volume manufacturing to many tier 1 customers in the AR/VR, mobile device and wearable front.

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. Himax’s WLO business in terms of shipment volume has been largely dependent on one anchor customer for the past 18 months.

As a semiconductor company, we are not immune to a customer’s supplier decision which can work in or against our favor. We believe this is a normal occurrence in the semiconductor industry and would not affect our long-term valuation. We expect WLO shipment volume in 2019 will decline significantly year-over-year starting from the third quarter of 2019 due to a product replacement decision informed by an anchor customer a few days following the Company’s last earnings call on February 19, 2019. This update will negatively affect our 2019 profitability because gross margin will be impacted by lower WLO capacity utilization rate, thereby leading to higher equipment depreciation and factory overhead on a per unit basis. For reference, WLO sales represented 4.4% of our 2018 total sales and will account for less than 5% of our total sales in the first quarter of 2019. Despite this setback, we continue to work on new development projects with the anchor customer, in addition to our multiple ongoing projects with other customers.The following table sets forth the features of our wafer level optics products:

Product	Features
Refractive Optical Lens

•    for Micro Lens Array(MLA) illumination diffuser, lighting control, flux illumination lens, collimation lens, and compact size camera lens

•    provide multi-layer solution including optical AR coating, IR-cutting filter coating, aspheric surface

•    double-side manufacture process

•    already in mass production

Diffractive Optical Element (DOE)

•    computational imaging, flux illumination, dot projector for 3D sensing, 3D reconstruction, gesture and illumination control

•    using WLO process to integral multi-layers DOE and refractive lens

•    provide customized solution for specific application

•    the smallest form factor and reflowable component

•    eye safety detect circuit embedded

Diffuser element for flood illumination and TOF	• using WLO process to integral multi-layers DOE technology • the smallest form factor and reflowable component • eye safety detect circuit embedded

Near Infrared(NIR) Projector Module

•    dot projector module solution for computer vision, 3D sensing, 3D reconstruction, gesture and illumination control

•    integral NIR Laser (830/850/940nm), optical system (refractive+ diffractive lens) and high precise active alignment assembly solution to provide the smallest form factor

•    module design for smartphone and other mobile devices

•    provide customized module solution for different application

•    the smallest form factor and reflowable device

•    including active eye safety solution (Class-1)

Flood illumination Module

•    provide customized solution for specific application integral NIR Laser (830/850/940nm), and high precise active alignment assembly solution

•    module design for smartphone and other mobile devices

•    the smallest form factor and reflowable device

•    including active eye safety solution (Class-1)

3D Sensing Business

We have participated in most of the smartphone OEMs’ ongoing 3D sensing projects for facial recognition and phone unlock covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight. Depending on the customers’ needs, we provide 3D sensing total solution or just the projector module or optics inside the module. By offering either the projector module or critical optics, we have been collaborating with a small handful of smartphone names that have in-house capability to come up with their own customized 3D sensing solutions. For most Android smartphone makers who don’t have such in-house capability, however, we have to provide total solution to enable their 3D sensing. Himax’s 3D sensing total solution structured light-based, which we announced jointly with Qualcomm in August 2017, brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as our unique know-how in 3D sensing system integration. At present, the 3D sensing adoption for this market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications which is limited to phone unlock and online payment. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, we are working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. We believe that 3D sensing will be widely adopted by more Android smartphone makers when the ecosystem is able to substantially lower the cost of adoption and develop more killer applications while offering easy-to-use, fully-integrated total solutions, for which Himax is playing a key part. Our critical 3D sensing Technologies include the followings.

Wafer Level Optics Products

WLO is one of the key technologies enabling 3D sensing, AR goggle devices, and many other applications. At present, 3D sensing is the top priority of our WLO business. Levering on our exceptional design know-how and mass production experience in WLO technology, we are able to produce the world’s most compact optics required of 3D sensing while achieving superior performance. Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. We expect WLO shipment volume in 2019 will decline significantly year-over-year starting from the third quarter of 2019 due to a product replacement decision informed by an anchor customer a few days following the Company’s last earnings call on February 19, 2019. Despite this setback, we continue to work on new development projects with the anchor customer, in addition to our multiple ongoing projects with other customers.

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

Active Alignment

With much experience in optical assembly for AR and VR devices, our factory has developed a system to do active alignment for tiny components. From the incoming quality check, assembly process, and testing, all steps are monitored and checked. The precision assembly capability gives us a very good foundation to do the optical assembly for DOE, WLO, and laser.

Laser Driver

Based on our expertise in projector, optics, and driver, we have designed a special Glass Broken Detection (“GBD”) mechanism on our projector. With the support from laser driver, it can cease the laser to prevent users from being exposed to higher power laser energy.

The following table sets forth the features of our SLiMTM 3D sensing total solutions:

Product	Features
SLiMTM 3D sensing total solution

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

In an attempt to accelerate the adoption of 3D sensing for Android phones, in addition to SLiM™, Himax teamed up with MediaTek and Megvii to offer the industry’s first active stereo camera 3D sensing reference design for Android smartphone in September 2018. Unlike SLiM™ which utilizes structure light to generate 3D, active stereo camera 3D sensing uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement. Both types of solutions offered by Himax operate on active NIR light source with high sensitivity NIR sensors, thus working well even under extreme brightness or total darkness. For 3D sensing purposes, structure light approach offers better depth precision than active stereo camera but the cost is also higher. The ASC 3D sensing solution combines MediaTek’s stereo matching depth engine, Megvii’s Face++ AI-based computer vision algorithm with Himax’s cutting-edge projector, sensor and laser driver. The critical technologies provided by Himax include DOE and collimator utilizing its world leading WLO technology in the projector, a high efficiency laser driver IC, high precision active alignment for the projector assembly, and two high sensitivity near-infrared CMOS image sensors in the receiver. Despite of its cost benefit versus structured light 3D sensing solution, the ASC 3D sensing solution gained lukewarm responses from smartphone OEMs, again due to the lower cost finger print technology can already achieve similar phone unlock and online payment functions.

The following table sets forth the features of our ASC 3D sensing solutions:

Product	Features
ASC 3D sensing solution

•    Customized infrared projector with patterned DOE and collimator: Between 7,000 - 10,000 invisible dots to build sophisticated 3D depth map

•    High quantum efficiency sensor at 940nm band: Superior sensing capability in both indoor/outdoor environments

•    Glass broken detection: Patented glass broken detection mechanism enabled by tailor made laser driver in the projector whereby laser is shut down instantaneously in the event of broken glass in the projector

•    Eye safety: Certified for IEC 60825 Class 1, the international standard governing laser product safety under all conditions of normal use with naked eyes

•    Compact form factor and power-efficient: Ideal for embedded and mobile device integration

3D sensing can have a wide range of applications beyond smartphone. We have started to explore business opportunities in various industries by leveraging our SLiMTM 3D sensing total solution. Such industries are typically less sensitive to cost and always require a total solution. We are collaborating with Kneron, an industry leader in edge-based artificial intelligence in which we have made an equity investment, to develop an AI-enabled 3D sensing solution targeting security and surveillance markets. We are also working with partners/customers on new applications covering home appliances and industrial manufacturing.

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

3D Technologies. Several technologies in Himax are integrated together to form our 3D solution. First, wafer level imprinted technology is used to design and manufacture DOE and WLO. Then, the totally new design CMOS sensor architecture and process gives the industry leading NIR Quantum Efficiency (QE) sensors which are specially designed for 3D applications. Our expertise in precision assembly in optics as well as ASIC and driver design additionally help us to provide a more complete solution to our customers.

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including transistor-transistor logic (“TTL”), Reduced Swing Differential Signaling (“RSDS”), mini low-voltage differential signaling (“LVDS”), dual-edge TTL (“DETTL”), turbo Reduced Swing Differential Signaling (“RSDS”), Mobile Industry Processor Interface (“MIPI”) and other customized interfaces in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2018, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 75.3% and 74.6% of our revenues in 2017 and 2018, respectively. In 2017 and 2018, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 25.8% and 28.1% of our revenues, respectively; customer B and its affiliates accounted for 15.5% and 12.6% of our revenues, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

As a semiconductor company, we are not immune to a customer’s supplier decision which can work in or against our favor. We believe this is a normal occurrence in the semiconductor industry and would not affect our long-term valuation. As an example, our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. Himax’s WLO business in terms of shipment volume has been largely dependent on one anchor customer for the past 18 months. We expect WLO shipment volume in 2019 will decline significantly year-over-year starting from the third quarter of 2019 due to a product replacement decision informed by an anchor customer a few days following the Company’s last earnings call on February 19, 2019. This update will negatively affect our 2019 profitability because gross margin will be impacted by lower WLO capacity utilization rate, thereby leading to higher equipment depreciation and factory overhead on a per unit basis. For reference, WLO sales represented 4.4% of our 2018 total sales and will account for less than 5% of our total sales in the first quarter of 2019. Despite this setback, we continue to work on new development projects with the anchor customer, in addition to our multiple ongoing projects with other customers.

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

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Chongqing, Chengdu, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; Givatayim, Israel; and Irvine and Campbell, California and Minneapolis, Minnesota, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

We operate a fab under Himax Display primarily for performing manufacturing processes for our LCOS microdisplays. Moreover, for better integration, we also established an in-house color filter facility under Himax Taiwan, which commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor products with over 50 million optics shipment record to tier-1 customers and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. In addition, we have established an in-house WLO facility under Himax Taiwan for the key process of our wafer level optics products, which commenced small-scale shipments in December 2009. We began construction of our new building in March 2017, located nearby the current headquarters to house additional WLO capacity, the new active alignment equipment needed for our SLiM™ 3D sensing business and to provide extra office space. The construction of the new building has been completed on schedule.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2018 and will expire in February 2021. In February 2006, we received ISO 14001 certification, which was renewed in December 2017 and will expire in December 2020. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in March 2016 and will expire in March 2019.

Environmental Management System and Safety and Health Management System

Himax follows closely the global environmental trends, including energy saving and waste reduction, in its daily operations. The Company is certified in accordance with ISO14001, OHSAS18001 and ISO14064.

Himax is a leader in its sector when it comes to the environment and safety, operating under measures much stringent than domestic regulations. The Company aims to grow sustainably, delivering economic, social and environmental benefits with its healthy employees.

Himax has also been tirelessly reducing impacts to the environment and improving safety in its operations, specifically targeting product design and waste handling.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and PSMC in the past few years and have also established relationships with UMC, PSC and SKHYSI. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Powerchip Semiconductor Manufacturing Corp.	ChipMOS Technologies Inc.
Powerchip Technology Corporation	LB Semicon, Inc.
Semiconductor Manufacturing International Corporation	Nepes Corporation
SK hynix system ic	Union Semiconductor Co., Ltd.
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco., Ltd.	Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation
Orient Semiconductor Electronics Ltd.
Taiwan IC Packaging Corporation
LB Lusem Co., Ltd.
Union Semiconductor Co., Ltd.

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation
LB Semicon, Inc.
Union Semiconductor Co., Ltd.

Intellectual Property

As of February 28, 2019, we held a total of 2,992 patents, including 1,376 in Taiwan, 922 in the United States, 612 in China, and 82 in other countries. The expiration dates of our patents range from 2019 to 2039. We also have a total of 108 pending patent applications in Taiwan, 130 in the United States and 270 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea and Japan and the United States, as well as “EMZA VISUAL SENSE and logo” and “WISEEYE” as trademarks in Israel and the United States.

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

Environmental Matters

The business of semiconductor design does not cause any significant pollution. Himax Taiwan maintains a color filter facility and a wafer level optics facility and Himax Display maintains a facility for our LCOS products as well as Himax IGI operates under the designated facility related for 3D mask production, where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC and US jurisdiction applicable. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of February 28, 2019.

The following table sets forth summary information for our subsidiaries as of February 28, 2019.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.7%(1)
Integrated Microdisplays Limited	LCOS design	Hong Kong	82.7%(3)
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.7%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	93.7%(1)
Himax Imaging Corp.	IC design	California, USA	93.7%(4)
Himax Media Solutions, Inc.	TFT-LCD television and monitor chipset operations, ASIC service and IP Licensing	ROC	99.2%(1)
Harvest Investment Limited	Investments	ROC	100.0%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.0%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0%(1)
Emza Visual Sense Ltd.	Visual sensors and efficient machine vision algorithm	Israel	100.0%(1)

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

We also lease office space in Taipei, Hsinchu and Tainan, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai, Ningbo, Wuhan, Hefei, Xiamen, Chongqing, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; Givatayim, Israel; and Irvine and Campbell, California and Minneapolis, Minnesota, USA. The lease contracts may be renewed upon expiration.

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

We began construction of our new building in March 2017, located nearby the current headquarters. The new building houses additional WLO capacity, the new active alignment equipment needed for our SLiM™ 3D sensing business and provide extra office space. The construction of the new building has been completed on schedule. The capital expenditure for 2018 and 2017 was $49.7 million and $39.3 million, respectively, of which $7.6 million and $6.3 million was for the investment of design tools and R&D related equipment related to our traditional IC design business. Other capital expenditures include mainly investment in a new office building, capacity expansion for 3D sensing business and land lease, which we paid $42 million in 2018 versus $33 million in 2017. In 2019, we anticipate continued payments for the above capex items to be totaling around $39 million including a payment of $27.7 million for the land, which will conclude the current phase of capital expenditure.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein. Such consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no comparative information in respect to the audited consolidated financial statements and no financial information prepared under IFRS for the year ended December 31, 2016 have been included in this annual report. Consequently, no discussion is included for the year 2016.

5.A. Operating Results

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2018 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information–Risk Factors–Risks Relating to Our Financial Condition and Business–We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	average selling prices;

•	unit shipments;

•	product mix;

•	design wins;

•	cost of revenues and cost reductions;

•	supply chain management;

•	share-based compensation expenses; and

•	tax credits.

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

From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In the second half of 2015, over-supply issues happened to the large-sized TFT-LCD panel industry again. As high inventory level was built up in the first half of 2015 along with new capacity ramp from China panel makers, ASP pressure became intense as a result. In the first half of 2016, our large-sized display drivers suffered from another ASP erosion due to the oversupply in large-sized TFT-LCD panel industry. Large-sized display drivers and small and medium-sized panel driver business also experienced ASP erosion in 2017. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution and Touch and Display Driver Integration (TDDI) single-chip solutions which creates a higher barrier of entry, less competition and higher profit margins.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2017 and 2018 was 75.6% and 76.7%, respectively. In 2018, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 51.7%, the cost of processed tape was 11.2%, the cost of assembly and testing was 36.2%, and overhead was 0.9%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses under the long-term incentive plan totaling $6.9 million and $4.1 million in 2017 and 2018, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $6.1 million and $3.8 million in 2017 and 2018, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2017 and 2018 as reflected in our consolidated financial statements.

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

We made grants of 676,273 RSUs to our employees on September 26, 2018. The vesting schedule for such RSU grants is as follows: 97.15% of the RSU grants vested immediately and were settled by cash in the amount of $3.8 million on the grant date, with the remainder vesting equally on each of September 30, 2019, 2020 and 2021, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017 and September 26, 2018 was $9.27 per ADS, $7.92 per ADS, $8.30 per ADS, $10.93 per ADS and $5.76 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Tax Credits

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, tax credits available to us.

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

Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year. The ROC Executive Yuan has proposed to extend the Statute for Industrial Innovation to December 31, 2029 and keep the tax credits for qualifying research and development expenses related to innovation activities. The final extension and amendment is still waiting for the ROC Legislative Yuan passing the third reading.

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, TFT-LCD television and monitor semiconductor solutions, LCOS microdisplay solutions, power management ICs, CMOS image sensors, 3D sensing solution, wafer level optics products, ASIC service and IP licensing.

Revenues from large-sized application totaled $260.5 million in 2018, an increase of 15.9% year-over-year, representing 36.0% of our total revenues, as compared to 32.8% in 2017. The strong year-over-year growth was primarily driven by the market’s 4K TV demands and our Chinese panel customers’ continued ramping of new LCD fabs. Revenues from small and medium-sized applications totaled $325.7 million in 2018, an increase of 6.8% year-over-year, representing 45.0% of our total revenues, as compared to 44.5% in 2017. Combing TDDI and traditional discrete smartphone driver, sales into mobile handsets application in this segment declined 1.2% in 2018 attributed to the notably decreased shipment of the traditional driver IC as the market is being quickly replaced by TDDI and AMOLED, yet Himax only made a small amount of shipment for TDDI in 2018 when we suffered from foundry capacity shortage. In 2018, display drivers for consumer electronics applications increased 11.5% mainly due to the significant year-over-year growth of automotive business but offset by the decline of our tablet and other consumer electronics businesses. Revenues from non-driver products totaled $137.4 million in 2018, a decrease of 11.6% year-over-year, representing 19.0% of our total revenues, as compared to 22.7% a year ago. The year-over-year decrease was due mainly to receive a reimbursement from a certain customer totaling $13.3 million booked in 2017 in relation to the AR goggle business. Excluding $13.3 million, the year-over-year decrease was 3.3%.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2017		2018
	Amount	Percentage of Revenues	Amount	Percentage of Revenues
Display drivers for large-sized applications	$224,798	32.8	$260,540	36.0
Display drivers for mobile handsets applications	113,591	16.6	112,221	15.5
Display drivers for consumer electronics applications	191,458	27.9	213,497	29.5
Non-driver products(1)	155,320	22.7	137,347	19.0
Total	$685,167	100.0	$723,605	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, TFT-LCD television and monitor chipsets, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, scaler, NRE incomes, ASIC service and IP licensing.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 25.8% and 28.1% of our revenues in 2017 and 2018, respectively. Customer B and its affiliates accounted for 15.5% and 12.6% of our revenues in 2017 and 2018, respectively.

	Year Ended December 31,
	2017		2018
	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Customer A and its affiliates	$176,728	25.8	$202,995	28.1
Customer B and its affiliates	106,380	15.5	90,844	12.6
Others	402,059	58.7	429,766	59.3
Total	$685,167	100.0	$723,605	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. Our sales to panel makers in China grew significantly in 2017 and 2018 due to the Chinese panel maker business expansion which started in 2011. These sales have become a significant portion of our revenue.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2017 and 2018, approximately 25.8% and 23.2% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 61.5% and 66.4% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, sales and marketing expenses and share-based compensation expenses. Costs would be greatly affected by product mix.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2017 and 2018 were 17.2% and 17.0%, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 19 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017 and September 26, 2018 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled $6.9 million and $4.1 million in 2017 and 2018, respectively. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Our effective income tax rate was 15.1% in 2017 and 14.2% in 2018.

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

The ROC Executive Yuan has proposed to extend the Statute for Industrial Innovation to December 31, 2029 and keep the tax credit for qualifying research and development expenses related to innovation activities. The final extension and amendment is still waiting for the ROC Legislative Yuan passing the third reading.

According to the amendments to the “Income Tax Act” enacted by the office of the President of the ROC on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. This increase does not affect the amounts of the current or deferred taxes recognized for the year ended December 31, 2017. However, it would affect the Company’s current tax expense from 2018, and deferred taxes were remeasured in 2018, the period of enactment.

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

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with IFRS.

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period by graded vesting. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2018, we based our share-based compensation cost on an assumed forfeiture rate of 4.2% per annum for RSUs issued in 2016, 0% per annum for RSUs issued in 2017 and 0% per annum for RSUs issued in 2018, respectively, under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2017 and 2018, the fair value of the ordinary shares underlying the RSUs granted to our employees was $10.93 and $5.76 per unit, respectively, which was the closing price of our ADSs on September 29, 2017 and September 26, 2018, respectively.

Loss Allowance for Accounts Receivable

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. The loss allowance for accounts receivable is measured at an amount using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. The activity in the loss allowance for accounts receivable for the years ended December 31, 2017 and 2018 are as follows:

Loss Allowance

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized / write-offs	Balance at End of Year
	(in thousands)
2017	$1,395	$155	$(1,550)	$-
2018	$-	$290	$-	$290

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2017 and 2018 were approximately $12.3 million and $17.7 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2017 and 2018, we did not recognize any impairment loss on non-financial assets.

Goodwill

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the cash-generating unit (CGU) may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGU or groups of CGU that are expected to benefit from the synergies of the combination. If the recoverable amount of a CGU is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

The recoverable amount is the higher of fair value less costs of disposal and value in use. The assessment of impairment of goodwill requires management to make subjective judgment to determine the identified CGU, allocate the goodwill to relevant CGU and estimate the recoverable amount of relevant CGU. In the process of estimating the recoverable amount of relevant CGU, management is required to make subjective judgments in determining the discounted rate, the terminal growth rate, the independent cash flows, useful lives, expected future revenue and expenses related to the CGU.

As of December 31, 2017 and 2018, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2017 and 2018, we did not recognize any impairment loss on goodwill.

Income Taxes

According to the amendments to the Income Tax Act enacted by the office of the President of the ROC on February 7, 2018, effective starting from January 1, 2018, dividends distributed by a Taiwan company to its foreign shareholders are subject to ROC withholding tax, the rate of which increased from 20% to 21% on the amount of the distribution in the case of cash dividends or on the par value of the ordinary shares in the case of stock dividends. The surtax rate for undistributed earnings will be reduced from 10% to 5%. However, surtax paid on undistributed earnings can no longer be used to offset against the withholding tax imposed on the dividend distributed to foreign shareholders.

As of December 31, 2018, we have not provided for retained earnings tax on the undistributed earnings of approximately $605.7 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $604.8 million as of December 31, 2018. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2017 and 2018, the amount of cash and cash equivalents held by Himax Taiwan were $80.1 million and $86.3 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

As part of the process of preparing our consolidated financial statements, our management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes and the amount of tax credits and tax loss carry-forward. These differences result in deferred tax assets and liabilities, which are included in the consolidated statements of financial position. Management must then assess deferred tax assets at each reporting date and reduce to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2017	2018
Revenues	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.6	76.7
Research and development	17.2	17.0
General and administrative	3.0	2.9
Sales and marketing	3.0	2.9
Total costs and expenses	98.8	99.5
Operating income	1.2	0.5
Non-operating income, net	3.2	0.5
Income tax expense	0.7	0.2
Profit for the year	3.7	0.8
Loss attributable to noncontrolling interests	0.3	0.4
Profit attributable to Himax stockholders	4.0	1.2

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Our revenues increased by 5.6% to $723.6 million in 2018 from $685.2 million in 2017. The increase was attributable mainly to a 15.9% increase in revenues from display drivers for large-size application to $260.5 million in 2018 from $224.8 million in 2017. The strong year-over-year growth was primarily driven by the market’s 4K TV demands and our Chinese panel customers’ continued ramping of new LCD fabs. Revenues from small and medium-sized applications totaled $325.7 million in 2018, an increase of 6.8% year-over-year. Combing TDDI and traditional discrete smartphone driver, sales into mobile handsets application in this segment declined 1.2% in 2018 attributed to the notably decreased shipment of the traditional driver IC as the market is being quickly replaced by TDDI and AMOLED, yet Himax only made a small amount of shipment for TDDI in 2018 when we suffered from foundry capacity shortage. The display drivers for consumer electronics applications also recorded a 11.5% increase to $213.5 million in 2018 from $191.5 million in 2017 mainly due to the significant year-over-year growth of automotive business but offset by the decline of our tablet and other consumer electronics businesses. However, a 11.6% decrease in revenues occurred from non-driver products to $137.4 million in 2018 from $155.3 million in 2017. The year-over-year decrease was due mainly to receive a reimbursement from a certain customer totaling $13.3 million booked in 2017 in relation to the AR goggle business. Excluding $13.3 million, the year-over-year decrease was 3.3%. Our average selling prices increased by 4.6%, primarily due to the increase from our core driver IC business, and our unit shipments increased by 0.9% as a result of the increase in large-size application during 2018.

Costs and Expenses. Costs and expenses increased by 6.4% to $720.2 million in 2018 from $676.8 million in 2017. As a percentage of revenues, costs and expenses increased to 99.5% in 2018 compared to 98.8% in 2017.

•	Cost of Revenues. Cost of revenues increased to $554.7 million in 2018 from $518.1 million in 2017. The increase in cost of revenues was due primarily to a 0.9% increase in unit shipments in 2018, as compared to 2017. Inventory write-downs, which are included in cost of revenues, increased to $17.7 million in 2018 from $12.3 million in 2017. As a percentage of revenues, cost of revenues increased to 76.7% in 2018 from 75.6% in 2017.

•	Research and Development. Research and development expenses increased by 4.6% to $123.0 million in 2018 from $117.7 million in 2017. This increase was primarily attributable to increases in tape-out expense $4.8 million to capture the increasing business opportunities. The salary expense was little increased in 2018, primarily as a result of higher average salaries and acquiring new subsidiary but offset by lower RSU compensation.

•	General and Administrative. General and administrative expenses increased by 6.7% to $21.8 million in 2018 from $20.5 million in 2017, primarily as a result of increases in salary expenses from acquiring new subsidiary.

•	Sales and Marketing. Sales and marketing expenses little changed amounting to $20.4 million in both 2018 and 2017. The sales and marketing expenses little changed primarily as a result of increase in salary expense but offset by decrease in travel expenses and product sample costs.

Non-Operating Income, net. We had net non-operating income of $3.6 million in 2018 compared to $21.7 million in 2017. We recognized changes in fair value of financial assets at fair value through profit or loss of $2.0 million in 2018 and $23.2 million in 2017, among which, $23.0 million was from disposal of equity security in 2017. The decrease in changes in fair value of financial assets at fair value through profit or loss was partially offset by re-measurement gain on previously held equity interest in Emza of $1.7 million included in other income in 2018.

Income Tax Expense. Our income tax expense decreased to $1.0 million in 2018 from $4.6 million in 2017. Our effective income tax rate decreased to 14.2% from 15.1% in 2017. The decrease in our effective income tax rate was primarily attributable to recognized $1.2 million income tax benefit for effect of tax rate changes in 2018 and the lower withholding tax rate on gain on disposal of equity security $23.0 million included in changes in fair value of financial assets at fair value through profit or loss in 2017.

Profit for the year. As a result of the foregoing, our profit for the year decreased to $6.0 million in 2018 from $25.5 million in 2017 and profit attributable to Himax stockholders decreased to $8.6 million in 2018 from $27.7 million in 2017.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2017	2018
	(in thousands)
Segment Revenues
Driver IC	$529,847	$586,258
Non-Driver Products	155,320	137,347
Total	$685,167	$723,605

	Year Ended December 31,
	2017	2018
	(in thousands)
Segment Operating Income (loss)
Driver IC	$43,021	$56,023
Non-Driver Products	(34,662)	(52,638)
Total	$8,359	$3,385

Driver IC Segment

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Segment revenues. Our revenues from the Driver IC segment increased by 10.6% to $586.2 million in 2018 from $529.9 million in 2017. The increase was mainly from the increase in display drivers for large-size application and consumer electronics applications. This increase was attributable to a 13.3% increase in our average selling price but partially offset by a 2.3% decrease in unit shipments of our driver IC products.

Segment operating income. Operating income from the Driver IC segment increased to $56.0 million in 2018 from $43.0 million in 2017. This increase was primarily attributable to an increase in revenues in 2018 as compared to 2017. As a percentage of segment revenues, segment operating income increased to 9.6% in 2018 from 8.1% in 2017. The increase was mainly from improved gross margin due to a more favorable product mix.

Non-Driver Products Segment

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 11.6% to $137.4 million in 2018 from $155.3 million in 2017. The year-over-year decrease was due mainly to receive a reimbursement from a certain customer totaling $13.3 million booked in 2017 in relation to the AR goggle business. Excluding $13.3 million, the year-over-year decrease was 3.3%. This decrease was attributable mainly to a 22.4% decrease in average selling price of our non-driver products but partially offset by an 13.9% increase in unit shipments of the non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $52.6 million in 2018 from $34.6 million in 2017. The operating loss increases was attributable mainly to the decrease in revenues and increase in operating expense.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividend and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividend.

As of December 31, 2018, we had total current assets of $654.4 million, total current liabilities of $391.2 million and cash and cash equivalents of $106.4 million. As of December 31, 2018, we had total short-term borrowings of $184.0 million with cash and time deposits of $164.0 million as collateral and did not have any outstanding long-term borrowings. As of December 31, 2018, we had total unused short-term credit lines of $247.3 million, of which $30.2 million will expire before the end of March 2019, and $136.0 million belonging to the parent company needs to be secured with equal amount of cash and time deposits when borrowing money from banks. We believe that our existing short-term credit lines, together with cash generated from our operations, are sufficient to liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018
	(in thousands)
Net cash provided by operating activities	$29,393	$4,009
Net cash used in investing activities	(35,088)	(38,266)
Net cash provided by (used in) financing activities	(41,214)	2,801
Net decrease in cash and cash equivalents	(46,429)	(31,586)
Cash and cash equivalents at beginning of period	184,452	138,023
Cash and cash equivalents at end of period	138,023	106,437

Operating Activities. Net cash provided by operating activities in 2018 was $4.0 million compared to $29.4 million in 2017. This decrease in net cash provided by operating activities in 2018 was lower mainly because, in response to capacity shortage of foundry and certain packaging material, we had to keep the inventory level higher than usual. The trend may continue into 2019.

Investing Activities. Net cash used in investing activities in 2018 was $38.3 million compared to $35.1 million in 2017. This increase in net cash used in investing activities was due primarily to an increase in cash used for purchasing of property, plant and equipment in 2018 compared to 2017, but offset by an increase in cash provided by disposal of financial assets at fair value through profit or loss in 2018 compared to 2017.

Financing Activities. Net cash provided by financing activities in 2018 was $2.8 million compared to net cash used in financing activities of $41.2 million in 2017. This increase was due primarily to a decrease in distribution of cash dividends and an increase in short-term borrowings of $20 million in 2018.

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

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $39.3 million and $49.7 million in 2017 and 2018, respectively, higher than usual capital expenditure due to a new building construction and WLO capacity expansion. In 2018, our significantly higher than usual capital expenditures of $49.7 million, of which $7.6 million was for the investment of design tools and R&D related equipment related to our traditional IC design business. Other capital expenditures, mainly investment in a new office building, capacity expansion for 3D sensing business and land lease, which we paid $42 million in 2018. In 2019, we anticipate continued payments for the above capex items to be totaling around $39 million including a payment of $27.7 million for the land, which will conclude the current phase of capital expenditure.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2017 and 2018, we incurred research and development expenses of $117.7 million and $123.0 million, respectively, representing 17.2% and 17.0% of our revenues, respectively.

5.D. Trend Information

Looking into 2019, on the backdrop of an uncertain global economy, the TV panel market is overshadowed by concerns of over-supply and the global smartphone sales are projected to suffer some decline. We are, however, still targeting some top line growth with upside momentum coming from TV and automotive markets as well as significantly more TDDI shipments for smartphone application, where we only made a small amount of shipment in 2018 when we suffered from foundry capacity shortage. We will continue to advance our technologies across key strategic areas. These include, among others, next generation display driver technology for 8K TV and AMOLED, 3D sensing for both mobile phone and non-mobile phone applications and ultra-low power smart sensing where we are seeing rising momentum in new applications such as smart home. Fully aware that we are operating in an uncertain macro environment, we are also putting cost control at the top of our agenda list, targeting to continuing R&D activities across all our strategic areas without raising R&D expenses from 2018. Total operating expense is budgeted to be at around the same level as that of 2018 excluding the anticipated increase in depreciation arising primarily from the construction of the new fab described above.

Large display driver IC business enjoyed strong growth in the second half of 2018 as 4K TV penetration continued to rise globally and China continued to ramp brand new advanced generation LCD fabs. Looking into 2019, while the market is facing the challenge of potential oversupply, we are seeing continued strength in our business, backed by strong design-ins with certain LCD makers who are leading the market in capacity and brand customer engagements. After a lot of engineering efforts, we are now better prepared than 2018 in terms getting the necessary capacity support from our strategic vendors. Notably, most of our panel customers have completed qualifications of our new foundry with their key customers and we have also successfully secured additional COF packaging capacity to meet our customers’ TV and monitor demands. 8K TV is a strategic area for Himax because of its much higher display driver and timing controller contents and high technical barrier of entry. With its cost still high and true 8K content still scarce, 8K TV is unlikely to generate much sales in 2019. We are encouraged by the recent establishment of the 8K Association to help develop 8K TV ecosystem and accelerate its adoption.

Small and medium-sized driver sales recorded an increase of 6.8% year-over-year in 2018, driven by the increase of TDDI shipment due to the ramping of the new capacity. While we are positive on the trend of higher TDDI penetration in smartphone in 2019 and our much improved TDDI supply, our TDDI business will nevertheless be challenged by the anticipated lackluster sales of global smartphone market and the expected decline of TDDI’s average sales price as competition intensifies. To gain market share in 2019, we are working to secure more design wins by offering new generation TDDI solutions. The new solutions can enable narrow bezel panel design without the usage of COF packaging, which not only is costly but also suffers from serious supply constraint. Several leading panel makers are now sampling panels with our new TDDI solution. As expected, our traditional discrete driver IC sales into smartphone declined by over 25% sequentially in the fourth quarter as the market is being quickly replaced by TDDI and AMOLED. This segment accounted for less than 6% of our total sales in the fourth quarter and will further shrink in 2019. On AMOLED product line, we have been collaborating closely with leading panel makers across China for product development. We believe AMOLED driver ICs will be one of the long-term growth engines for our small panel driver IC business. As to our automotive business, the demands for more sophisticated and higher performing displays are still rising with automakers. We are pleased to see our state-of-the-art technology for super large, end-to-end automotive displays showcased at the CES. In addition, we launched the world’s first TDDI design for automotive displays and the technology is scheduled to start shipping within 2019. Our technological prowess will continue to separate us from the rest as, for the next generation display for automotive, we are the leader in all key technologies including TDDI, AMOLED and local dimming timing controller.

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. Additionally, our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. We expect WLO shipment volume in 2019 will decline significantly year-over-year starting from the third quarter of 2019 due to a product replacement decision informed by an anchor customer a few days following the Company’s last earnings call on February 19, 2019. Despite this setback, we continue to work on new development projects with the anchor customer, in addition to our multiple ongoing projects with other customers.

On 3D sensing, we have participated in most of the smartphone OEMs’ ongoing 3D sensing projects covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight. Depending on the customers’ needs, we provide 3D sensing total solution or just the projector module or optics inside the module. At present, 3D sensing adoption for the Android smartphone market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing and the long development lead time required to integrate it into the smartphone. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost fingerprint technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, we are working on the next generation 3D sensing with our platform partners aiming to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. We have a solid product roadmap and plan including new architecture and new algorithm to make it happen. The development progress is on track and the new solution is aiming for smartphone customers’ 2020 models. We believe that 3D sensing will be widely used by more Android smartphone makers when more killer applications become available and the ecosystem is able to substantially lower the cost of adoption while offering easy-to-use, fully-integrated total solutions, for which Himax is playing a key part. In the meantime, we are working closely with a number of leading smartphone makers on multiple projects by providing projector module or critical optical components targeting their 2019 or 2020 models. For 3D sensing beyond smartphone, we have started to explore business opportunities in various industries by leveraging our SLiMTM 3D sensing total solution. Such industries are typically less sensitive to cost and always require a total solution. We are collaborating with Kneron, an industry leader in edge-based artificial intelligence in which we have made an equity investment, to develop an AI-enabled 3D sensing solution targeting security and surveillance markets. We are also working with partners/customers on new applications covering home appliances and industrial manufacturing.

We continue to make great progress with our machine-vision sensor product lines. Combining Himax’s industry leading super low power CIS and ASIC designs with Emza’s unique AI-based, ultra-low power computer vision algorithm, we are uniquely positioned to provide ultra-low power, smart imaging sensing total solutions. We are pleased with the status of engagement with leading players in areas such as connected home, smart building and security, all of which new frontiers for Himax.

In 2018, many AR goggle devices were launched, targeting primarily niche industrial or business applications, while top name multinationals continued to invest heavily to develop the ecosystem — applications, software, operating system, system electronics, and optics. While AR goggles will take a few more years to fully realize its market potential, we believe LCOS remains the mainstream technology in this space. Our technology leadership and proven manufacturing expertise are evidenced by the growing list of AR goggle device customers and ongoing engineering projects. In addition, we continue to make great progress in developing high-end holographic head-up displays for high-end automotive. One of our customers has demonstrated its state-of-the-art HUD product with Himax LCOS inside at the 2019 CES with extremely positive market reception. LCOS for both goggle device and HUD represents much higher ASP and gross margin for us and represents a long-term growth driver for us.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2018, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term borrowings	184,000	184,000	-	-	-
Operating lease obligations(1)	4,874	2,361	1,987	480	46
Purchase obligations(2)	325,277	325,277	-	-	-
Other obligations(3)	163	163	-	-	-
Total	514,314	511,801	1,987	480	46

Notes:	(1)	We expect to recognize the lease contract of lessees in line with IFRS 16 from January 1, 2019 and the lease liability will be increased by $5,899 thousand.

(2)	Includes obligations for construction of new building, purchase of land, equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

(3)	Includes obligations to donations for laboratory commitments.

As of December 31, 2018, the short-term borrowings consisted of bank loans with interest rates per annum that ranged from 0.35% to 2.96%, and cash and time deposit totaling $164,000 thousand are pledged as collateral.

We lease office and building space pursuant to operating lease arrangements with unrelated third parties. In 2017 and 2018, rental expenses for operating leases amounted to $2.2 million and $2.5 million, respectively. The lease arrangements will expire gradually from 2019 to 2024. As of December 31, 2018, we agreed to make future minimum lease payments of $2.4 million, $1.6 million, $0.4 million, $0.3 million and $0.2 million in 2019, 2020, 2021, 2022 and 2023, respectively, under non-cancelable operating leases.

We have, from time to time, entered into contracts for the acquisition of land, equipment and computer software and construction of new building. As of December 31, 2018, the remaining commitments under such contracts were $38.6 million. These outstanding contracts had a total contract value of $75.8 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2018, our contractual obligations pursuant to such arrangements amounted to approximately $173.0 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2018 were $3.5 million compared to $3.4 million in 2017. Total contributions to the defined benefit plan and the new defined contribution plan in 2018 were $3.7 million compared to $3.4 million in 2017. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the changes of the consumer price index in Taiwan were 0.62% and 1.35% in 2017 and 2018, respectively.

Recent Accounting Pronouncements

Please refer to note 3 to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of February 28, 2019. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	61	Chairman of the Board
Jordan Wu	58	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	70	Director
Yuan-Chuan Horng	67	Director
Hsiung-Ku Chen	67	Director
Jackie Chang	59	Chief Financial Officer
Norman Hung	61	Executive Vice President, Sales and Marketing

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

Dr. Yan-Kuin Su is our director. He has retired from the president of Kun Shan University effective July 31, 2018 and also a professor in the Department of Electrical Engineering, National Cheng Kung University since 1983 and retired in 2011. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a fellow of the Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

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

Norman Hung is our executive vice president in charge of Sales and Marketing and also serves as a supervisor of Himax Analogic and Himax Media Solutions. From 2000 to 2006, Mr. Hung served as president of ZyDAS Technology Corp., a fabless integrated circuit design house. From 1999 to 2000, he served as vice president of Sales and Marketing for HiMARK Technology Inc., another fabless integrated circuit design house. Prior to that, from 1996 to 1998, Mr. Hung served as Director of Sales and Marketing for Integrated Silicon Solution, Inc. He has also served in various Marketing positions for Hewlett-Packard and Logitech. Mr. Hung holds a B.S. degree in electrical engineering from National Cheng Kung University and an executive M.B.A. degree from National Chiao Tung University.

6.B. Compensation

For the year ended December 31, 2018, the aggregate cash compensation that we paid to our executive officers was approximately $0.9 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.04 million. In 2018 our executive officers voluntarily reduced the number of RSUs to be granted proposed by the compensation committee to $1 and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2018, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2018 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Total Cash Award Granted (in thousands)	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs	Unvested Portion of cash award (in thousands)
Dr. Biing-Seng Wu	-	-	-	-	-
Jordan Wu	-	-	-	-	-
Dr. Yan-Kuin Su	-	-	-	-	-
Yuan-Chuan Horng	-	-	-	-	-
Hsiung-Ku Chen	-	-	-	-	-
Jackie Chang	3,591	-	4,174	3,008	-
Norman Hung	4,561	-	4,174	4,948	-

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Hsiung-Ku Chen and Dr. Yan-Kuin Su. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2017 and 2018, we had 2,190 and 2,160 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2018:

Function	Number
Research and development(1)	1,351
Engineering and manufacturing(2)	372
Sales and marketing(3)	294
General and administrative	143
Total	2,160

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Taiwan and Himax Display, our subsidiaries focused on design and manufacturing of WLO and LCOS products.

(3)	Includes field application engineers.

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

We made grants of 676,273 RSUs to our employees on September 26, 2018. The vesting schedule for such RSU grants is as follows: 97.15% of the RSU grants vested immediately and were settled by cash in the amount of $3.8 million on the grant date, with the remainder vesting equally on each of September 30, 2019, 2020 and 2021, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of February 28, 2019, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	71,789,206	20.9%
Jordan Wu	7,306,065	2.1%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Jackie Chang	27,136	-
Norman Hung	528,930	0.2%

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

As of February 28, 2019, 344,290,306 of our shares were outstanding. We believe that, of such shares, 216,312,656 shares in the form of ADSs were held by approximately 44,847 holders as of February 28, 2019.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2019, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	71,789,206	20.9%
Whei-Lan Teng(2)	21,135,720	6.14%
All directors and executive officers as a group(3)	80,567,441	23.4%

Note:	(1)	Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd., respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Additionally, Dr. Biing-Seng Wu directly owns 212,178 ADSs purchased in the open market according to his share purchase plan announced on November 30, 2018. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,789,206 ordinary shares, representing approximately 20.9% of the outstanding ordinary shares.

(2)	Whei-Lan Teng directly owns 1,335,548 ordinary shares. Whei-Lan Teng beneficially owns 2,643,782 ordinary shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,156,390 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 21,135,720 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 21,135,720 ordinary shares, representing approximately 6.14% of the outstanding ordinary shares.

(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 71,789,206 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

(4)	According to the Schedule 13G/A filed with the SEC on February 13, 2019, FMR LLC, together with its affiliates, beneficially owned 9,005,721 of our shares, representing 2.616% of our shares as of December 31, 2018, some or all of which may include shares represented by our ADS. The beneficially ownership was 9.99% of our shares as of December 31, 2017 from Schedule 13G filed with the SEC on February 13, 2018. We do not have further information with respect to any changes in FMR LLC’s beneficial ownership of our shares subsequent to December 31, 2018.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited. In 2017, we purchased raw materials and components from VST amounting to $0.5 million. As of December 31, 2017, the related payable resulting from the aforementioned transaction had been full paid. In 2018, we purchased mask from VST for our research activities for a fee of $1.6 million. As of December 31, 2018, the related payable resulting from the aforementioned transactions were $1.6 million. Additionally, as of December 31, 2017 and 2018, we made an interest free loan of $2.8 million and $2.8 million, respectively, to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2019. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company. In 2017 and 2018, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2.2 million and $2.2 million, respectively, which was charged to research and development expense. As of December 31, 2017 and 2018, the related payables were $2.2 million and $2.2 million, respectively.

Emza Visual Sense Ltd. (Emza)

Emza is an equity method investee of the Company, and becoming as a subsidiary of the Company from June 28, 2018. We made an interest free loan of $0.5 million to Emza for short-term funding needs in 2017. The loan is repayable on demand.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See “Item 18. Financial Statements” for our audited consolidated financial statements.

8.A.2. See “Item 18. Financial Statements” for our audited consolidated financial statements, which cover the last two financial years.

8.A.3. See page F-2 for the report of our independent registered public accounting firm.

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See Note 28 to our audited consolidated financial statements included in “Item 18. Financial Statements.”

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with amended ROC Company Act and regulations and Himax Taiwan’s amended articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve (in an amount equal to 10% of annual profits after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);

•	special reserve based on relevant laws or regulations, or retained earnings, if necessary; and

•	dividends for preferred shares, if any.

Furthermore, if Himax Taiwan does not generate any profits for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2018.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates is primarily the interest income generated by our cash deposited with banks. In addition, we are exposed to interest rate risks related to bank borrowings.

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2018, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2018, approximately 60% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2018, no foreign currency exchange contracts are outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Payable by ADS Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for the issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or custodian have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees and Other Payments from the Depositary to Us

In 2018, we received payments of $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program, which was intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2018.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of January 1, 2017, December 31, 2017 and 2018, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the years ended December 31, 2017 and 2018, and the related notes (collectively, the “consolidated financial statements”) and our report dated March 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
March 28, 2019

Changes in Internal Control over Financial Reporting

We adopted IFRS issued by IASB. The adoption of IFRS required the implementation of new accounting policies and processes. Based on our evaluation, there is no material change to the Company’s internal control over financial reporting and related disclosures during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2017 and 2018.

	Year ended December 31,
Services	2017	2018
Audit Fees(1)	$839,000	$811,000
All Other Fees(2)	32,000	25,000
Total	$871,000	$836,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	All Other Fees. This category consists of fees in relation to transfer pricing reports and audit of conflict mineral report.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. As of February 28, 2019, we had repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm.

(b) Consolidated Statements of Financial Position as of January 1, 2017, December 31, 2017 and 2018.

(c) Consolidated Statements of Profit or Loss for the years ended December 31, 2017 and 2018.

(d) Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2017 and 2018.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2017 and 2018.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2018.

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

Date: March 28, 2019

HIMAX TECHNOLOGIES, INC.

102

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

January 1, 2017, December 31, 2017 and 2018

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of January 1, 2017, December 31, 2017 and 2018, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2017 and 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2017, December 31, 2017 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/ KPMG

Hsinchu, Taiwan

March 28, 2019

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

January 1, 2017, December 31, 2017 and 2018

(in thousands of US dollars)

		January 1,	December 31,	December 31,
	Note	2017	2017	2018
Assets
Current assets:
Cash and cash equivalents	6, 22	$184,452	138,023	106,437
Financial assets at amortized cost	7, 22	5,140	10,358	11,229
Financial assets at fair value through profit or loss	8, 22	5,017	521	-
Accounts receivable, net	11, 22	192,534	188,774	189,279
Inventories	12	149,748	135,200	162,561
Income taxes receivable	22	43	53	72
Restricted deposit	17, 22, 26	138,200	147,000	164,326
Other receivable from related parties	22, 25	7,150	3,250	2,780
Other current assets	22	17,152	39,442	17,731
Total current assets		699,436	662,621	654,415

Financial assets at fair value through profit or loss	8, 22	10,562	1,600	9,768
Financial assets at fair value through other comprehensive income	9, 22	1,680	1,522	791
Equity method investments	13	2,362	10,739	4,064
Property, plant and equipment, net	15, 28, 29	47,309	84,575	111,067
Deferred tax assets	5, 21	7,256	7,713	13,904
Goodwill		28,138	28,138	28,138
Other intangible assets, net	5, 14, 29	3,781	2,899	10,778
Restricted deposit	22, 26	124	470	130
Other non-current assets	18, 22	1,573	2,916	3,623
		102,785	140,572	182,263
Total assets		$802,221	803,193	836,678

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

January 1, 2017, December 31, 2017 and 2018

(in thousands of US dollars)

		January 1,	December 31,	December 31,
	Note	2017	2017	2018
Liabilities and Equity
Current liabilities:
Short-term borrowings	17, 22, 26	$138,000	147,000	184,000
Financial liability at amortized cost	10, 22	-	4,837	5,071
Accounts payable	22	142,269	139,933	150,500
Accounts payable to related party	22, 25	576	-	-
Income taxes payable	21	14,674	7,285	6,007
Other payable to related party	22, 25	-	2,200	3,797
Other current liabilities	5, 16, 22	31,257	42,471	41,780
Total current liabilities		326,776	343,726	391,155
Financial liability at amortized cost	10, 22	4,524	-	-
Net defined benefit liabilities	18	1,064	1,152	151
Deferred tax liabilities	5, 21	1,281	111	1,759
Other non-current liabilities	22	1,438	4,616	1,326
Total liabilities		335,083	349,605	394,391

Equity
Ordinary shares	20	107,010	107,010	107,010
Additional paid-in capital	20	103,473	104,427	104,749
Treasury shares		(9,020)	(8,878)	(8,819)
Accumulated other comprehensive income	20	(1,554)	(446)	(549)
Retained earnings		266,811	253,210	244,157
Equity attributable to owners of Himax Technologies, Inc.		466,720	455,323	446,548
Noncontrolling interests	20	418	(1,735)	(4,261)
Total equity		467,138	453,588	442,287
Total liabilities and equity		$802,221	803,193	836,678

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2017 and 2018

(in thousands of US dollars, except per share data)

	Note	2017	2018

Revenues	28	$685,167	723,605

Costs and expenses:
Cost of revenues	12,18,19,29	518,142	554,690
Research and development	18,19,25,29	117,662	123,037
General and administrative	5,18,19,29	20,461	21,823
Expected credit loss	11	155	290
Sales and marketing	18, 19, 29	20,388	20,380

Total costs and expenses		676,808	720,220

Operating income		8,359	3,385

Non operating income (loss):
Interest income		2,225	2,429
Changes in fair value of financial assets at fair value through profit or loss		23,226	2,036
Foreign currency exchange losses, net		(1,659)	(369)
Finance costs		(878)	(1,232)
Share of losses of associates	13	(1,200)	(1,095)
Other income	5	19	1,866
		21,733	3,635
Profit before income taxes		30,092	7,020
Income tax expense	21	4,554	994
Profit for the year		25,538	6,026
Loss attributable to noncontrolling interests		2,142	2,543
Profit attributable to Himax Technologies, Inc. stockholders		$27,680	8,569

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(q)	$0.08	0.02
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(q)	$0.08	0.02
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(q)	$0.16	0.05
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(q)	$0.16	0.05

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2017 and 2018

(in thousands of US dollars)

	Note	2017	2018

Profit for the year		$25,538	6,026
Other comprehensive income:
Items that will not be reclassified to profit or loss:	18, 20, 21	(81)	431
Remeasurements of defined benefit pension plans		(96)	1,302
Unrealized loss on financial assets at fair value through other comprehensive income		-	(702)
Income tax related to items that will not be reclassified subsequently		15	(169)
Items that may be reclassified subsequently to profit or loss:		1,184	(336)
Unrealized gains on financial assets at fair value through profit or loss		322	-
Foreign operations - foreign currency translation differences		862	(336)
Income tax related to items that may be reclassified subsequently		-	-
Other comprehensive income for the year, net of tax		1,103	95
Total comprehensive income for the year		26,641	6,121
Total comprehensive income attributable to noncontrolling interests		2,147	2,538
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$28,788	8,659

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2018

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
	Ordinary shares		Additional	Treasury shares		Accumulated other
	Shares	Amount	paid-in capital	Shares	Amount	Comprehensive income	Retained earnings	Total	Noncontrolling interests	Total Equity
Balance at January 1, 2017	356,700	$107,010	103,473	(12,693)	(9,020)	(1,554)	266,811	466,720	418	467,138

Profit (loss) for the year	-	-	-	-	-	-	27,680	27,680	(2,142)	25,538
Other comprehensive income	-	-	-	-	-	1,108	-	1,108	(5)	1,103
Total comprehensive income for the year	-	-	-	-	-	1,108	27,680	28,788	(2,147)	26,641
Contributions by and distributions to owners
Declaration of cash dividends, $0.12 per share	-	-	-	-	-	-	(41,281)	(41,281)	-	(41,281)
Share-based compensation expenses	-	-	945	-	-	-	-	945	52	997
Restricted stock vested	-	-	(142)	201	142	-	-	-	-	-
	-	-	803	201	142	-	(41,281)	(40,336)	52	(40,284)
Changes in ownership interests
Dilution gain of equity method investment	-	-	26	-	-	-	-	26	-	26
New shares issued by subsidiary	-	-	130	-	-	-	-	130	(25)	105
Sale (purchase) of subsidiary shares to (from) noncontrolling interests	-	-	(5)	-	-	-	-	(5)	(33)	(38)
	-	-	151	-	-	-	-	151	(58)	93
Balance at December 31, 2017	356,700	$107,010	104,427	(12,492)	(8,878)	(446)	253,210	455,323	(1,735)	453,588

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017 and 2018

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
	Ordinary shares		Additional	Treasury shares		Accumulated other
	Shares	Amount	paid-in capital	Shares	Amount	Comprehensive income	Retained earnings	Total	Noncontrolling interests	Total Equity
Effect of adopting IFRS 9	-	-	-	-	-	(193)	193	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	8,569	8,569	(2,543)	6,026
Other comprehensive income	-	-	-	-	-	90	-	90	5	95
Total comprehensive income for the year	-	-	-	-	-	(103)	8,762	8,659	(2,538)	6,121
Contributions by and distributions to owners
Declaration of cash dividends, $0.05 per share	-	-	-	-	-	-	(17,210)	(17,210)	-	(17,210)
Share-based compensation expenses	-	-	386	-	-	-	-	386	22	408
Restricted stock vested	-	-	(59)	83	59	-	-	-	-	-
	-	-	327	83	59	-	(17,210)	(16,824)	22	(16,802)
Changes in ownership interests
New shares issued by subsidiary	-	-	21	-	-	-	-	21	(10)	11
Dilution gain of equity method investment	-	-	(26)	-	-	-	(605)	(631)	-	(631)
	-	-	(5)	-	-	-	(605)	(610)	(10)	(620)
Balance at December 31, 2018	356,700	$107,010	104,749	(12,409)	(8,819)	(549)	244,157	446,548	(4,261)	442,287

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2018
(in thousands of US dollars)

	2017	2018
Cash flows from operating activities:
Profit for the year	$25,538	6,026
Adjustments for:
Depreciation and amortization	16,680	20,327
Expected credit loss recognized on accounts receivable	155	290
Share-based compensation expenses	997	408
Gain on disposals of property, plant and equipment, net	(26)	-
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)
Changes in fair value of financial assets at fair value through profit or loss	(23,226)	(2,036)
Interest income	(2,225)	(2,429)
Finance costs	878	1,232
Income tax expense	4,554	994
Share of losses of associates	1,200	1,095
Inventories write downs	12,298	17,724
Foreign currency exchange losses of financial assets	-	294
	36,823	42,263
Changes in:
Accounts receivable	(1,665)	(794)
Inventories	2,250	(45,085)
Other current assets	969	(1,511)
Accounts payable	(2,336)	10,567
Accounts payable to related party	(576)	-
Other payable to related party	2,200	1,597
Net defined benefit liabilities	(9)	(128)
Other current liabilities	5,424	753
Other non-current liabilities	(604)	(458)
Cash generated from operating activities	42,476	7,204
Interest received	2,165	2,361
Interest paid	(565)	(877)
Income tax paid	(14,683)	(4,679)
Net cash provided by operating activities	29,393	4,009

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017 and 2018

(in thousands of US dollars)

	2017	2018
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(39,292)	(49,672)
Proceeds from disposal of property, plant and equipment	115	1
Acquisitions of intangible assets	(526)	(925)
Acquisitions of financial assets at amortized cost	(5,572)	(4,766)
Proceeds from disposal of financial assets at amortized cost	744	3,514
Acquisitions of financial assets at fair value through profit or loss	(41,523)	(26,277)
Proceeds from disposals of financial assets at fair value through profit or loss	56,375	48,764
Acquisition of business	-	(700)
Acquisition of a subsidiary, net of cash acquired	-	(3,301)
Proceeds from capital reduction of investment	132	55
Acquisitions of equity method investments	(9,175)	(2,093)
Decrease (increase) in refundable deposits	(120)	87
Releases (pledges) of restricted deposit	(146)	14
Cash paid for loan made to related parties	(3,250)	(780)
Cash received from loan made to related party	7,150	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)
Net cash used in investing activities	(35,088)	(38,266)
Cash flows from financing activities:
Payments of cash dividends	(41,281)	(17,210)
Proceeds from issuance of new shares by subsidiaries	105	11
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	4	-
Acquisitions of noncontrolling interests	(42)	-
Pledge of restricted deposit	(9,000)	(17,000)
Proceeds from short-term borrowings	151,161	131,000
Repayments of short-term borrowings	(142,161)	(94,000)
Net cash provided by (used in) financing activities	(41,214)	2,801
Effect of foreign currency exchange rate changes on cash and cash equivalents	480	(130)
Net decrease in cash and cash equivalents	(46,429)	(31,586)
Cash and cash equivalents at beginning of year	184,452	138,023
Cash and cash equivalents at end of year	$138,023	106,437

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2018

Note 1.	Reporting entity

Himax Technologies Limited, an exempted company with limited liability under the Cayman Islands Companies Law, was incorporated on April 26, 2005 and changed the name to “Himax Technologies, Inc.” on September 26, 2005. Since March 2006, Himax Technologies, Inc.’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

The registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal executive office is located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China.

The principal operating activities of Himax Technologies, Inc. and subsidiaries (collectively, the Company) are described in Note 4(b).

Note 2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

Since these are the Company’s first audited consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRS, the Company has only provided financial statements and financial information for the financial years ended December 31, 2017 and 2018.

The Company’s consolidated financial statements were previously prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) which differs in some areas from IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 31.

The consolidated financial statements were authorized for issuance by the Board of Directors on March 28, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

1.	Financial assets at fair value through profit or loss;

2.	Financial assets at fair value through other comprehensive income;

3.	The defined benefit liability (asset) is recognized as the fair value of the plan assets less the present value of the defined benefit obligation.

Note 3.	Application of new and revised IFRS as issued by the IASB

The accompanying consolidated financial statements are the first IFRS annual consolidated financial statements prepared for the year ended December 31, 2018. Prior to 2018, the Company prepared and reported its consolidated financial statements in accordance with US GAAP. The Company’s date of transition to IFRS is January 1, 2017, and the effect of the transition to IFRS is disclosed in Note 31.

New and revised standards, amendments and interpretations in issue but not yet effective

New, Amended or Revised Standards and Interpretations	Effective Date Announced by IASB

Annual Improvements to IFRS 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”	To be determined by IASB
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020

Except for the impacts discussed below, as of the date of the consolidated financial statements were authorized for issue, the Company continues assessing other possible impacts that application of the abovementioned amendments will have on the Company’s financial position and financial performance and will disclose these other impacts when the assessment is completed.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 “Leases” and a number of related interpretations.

Upon initial application of IFRS 16, the Company will elect to apply the guidance of IFRS 16, in determining whether contracts are, or contain, a lease, only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 will not be reassessed and will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon initial application of IFRS 16, if the Company is a lessee, it will recognize right-of-use assets and lease liabilities for all leases on the consolidated statement of financial position except for leases of low-value assets and short-term leases, which the Company may elect to apply the accounting method like the accounting for operating lease under IAS 17. On the consolidated statement of profit or loss, the Company will present the depreciation expense charged on the right-of-use asset and interest expense accrued on the lease liability under cost of revenue/operating expenses and finance costs, respectively; interest is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liabilities will be classified within financing activities; cash payments for the interest portion will be classified within operating activities. Currently, payments under operating lease contracts are recognized as expenses on a straight-line basis. Cash flows for operating leases are classified within operating activities on the consolidated statements of cash flows.

The Company expects to recognize the lease contract of lessees in line with IFRS 16. However, the Company intends not to restate the financial statements of prior period (referred herein as the “modified retrospective approach”). On January 1, 2019, it is expected that right-of-use asset and lease liability will be both increased by $5,899 thousand.

2)	IFRIC 23 “Uncertainty over Income Tax Treatments”

IFRIC 23 clarifies that when there is uncertainty over income tax treatments, the Company should assume that the taxation authority will have full knowledge of all related information when making related examinations. If the Company concludes that it is probable that the taxation authority will accept an uncertain tax treatment, the Company should determine the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in its income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, the Company should make estimates using either the most likely amount or the expected value of the tax treatment, depending on which method the Company expects to better predict the resolution of the uncertainty. The Company has to reassess its judgments and estimates if facts and circumstances change. The Company has assessed there will be no significant impact on the consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 4.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2017 for the purposes of the transition to IFRS, unless otherwise indicated.

The accounting policies have been applied consistently by consolidated entities.

(a)	Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
Investor	Subsidiary	Main activities	Jurisdiction of Incorporation	January 1, 2017	December 31, 2017	December 31, 2018
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor, Inc.(1)	IC design and sales	ROC	100.00%	100.00%	-
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

				Percentage of Ownership
Investor	Subsidiary	Main activities	Jurisdiction of Incorporation	January 1, 2017	December 31, 2017	December 31, 2018
Himax Technologies Limited	Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.55%	82.72%	82.70%
Himax Display, Inc.	Integrated Microdisplays Limited	LCOS design	Hong Kong	82.55%	82.72%	82.70%
Himax Display, Inc.	Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.55%	82.72%	82.70%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%	98.62%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%	100.00%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	93.84%	93.72%	93.70%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	93.84%	93.72%	93.70%
Himax Technologies Limited	Himax Media Solutions, Inc.	TFT-LCD television, monitor chipset operations, ASIC service and IP licensing	ROC	99.21%	99.22%	99.22%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.00%	64.00%	64.00%
Himax Technologies Limited	Himax IGI Precision Ltd.(2)	3D micro and nano structure mastering and prototype replication	Delaware, USA	-	100.00%	100.00%
Himax Technologies Limited	Emza Visual Sense Ltd. (3)	Visual sensors and efficient machine vision algorithm	Israel	-	45.10%	100.00%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 1:	For management purpose, Himax Semiconductor Inc. was merged into Himax Technologies Limited on July 2, 2018.
Note 2:	Himax IGI Precision Ltd. was newly incorporated on December 14, 2017, which is wholly owned by Himax Technologies Limited.
Note 3:	Emza Visual Sense Ltd. was wholly acquired by Himax Technologies Limited and becomes a subsidiary of the Company from June 28, 2018.

Principal Activities

The Company is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and Wafer Level Optics (WLO) for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things.

(c)	Foreign Currency

The reporting currency of the Company is the United States dollar (USD). The functional currency for the Company and its major operating subsidiaries is the USD. Accordingly, the assets and liabilities of subsidiaries whose functional currency is other than the USD are included in the consolidation by translating the assets and liabilities into the reporting currency (the USD) at the exchange rates applicable at the end of the reporting period. Equity accounts are translated at historical rates. The statements of income and cash flows are translated at the average exchange rates at the date of transaction. Translation gains or losses are accumulated as a separate component of equity in accumulated other comprehensive income.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(d)	Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

(e)	Cash and Cash Equivalents

Cash comprise cash balances and demand deposits. Cash equivalents comprise short-term highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in their fair value. Deposits with an original maturity of three months or less at the time of purchase but not for investments and other purposes and are qualified with the aforementioned criteria are classified as cash equivalent.

(f)	Financial Instruments

The Company elected to relieve from the retrospective application of the requirements in respect of the recognition of such “Day 1” gains or losses on IFRS 9 “Financial Instruments”. Therefore, in the opening statement of financial position, the amount of financial instrument was the same as the carrying amount under US GAAP and just reclassified to appropriate classification under IFRS 9.

The Company shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

1.	Financial Assets

(i)	Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Financial assets are classified into the following categories: measured at amortized cost, measured at fair value through other comprehensive income (FVTOCI) and measured at fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. When, and only when, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

i.	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

(i)	the asset held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii)	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

ii.	Financial assets measured at fair value through other comprehensive income (FVTOCI)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

Equity investments at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI. When an investment is derecognized, the cumulative gain or loss in equity will not be reclassified to profit or loss, instead, is reclassified to retained earnings.

iii.	Financial assets measured at fair value through profit or loss (FVTPL)

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income as described above are measured at fair value through profit or loss.

Such financial assets are initially recognized at fair value, and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, they are measured at fair value and changes therein are recognized in profit or loss.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(ii)	Impairment of financial assets

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost (including accounts receivable) and contract assets.

The loss allowance for accounts receivable and contract assets are measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and contract assets, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment as well as forward-looking information.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

(iii)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

2.	Financial Liabilities

(i)	Classification of financial liability

The Company classify all financial liabilities as measured at amortized cost, except for financial liabilities measured at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

(ii)	Derecognition of financial liability

The Company removes a financial liability from its statement of financial position when, and only when, it is extinguished-when the obligation specified in the contract is discharged or cancelled or expires.

On derecognition of a financial liability at amortized cost in its entirety, the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

(g)	Inventories

Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test and are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads. Net realizable value for raw materials is based on replacement cost. Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and necessary selling costs.

(h)	Equity Method Investments

Equity investments in entities where the Company has the ability to exercise significant influence over the operating and financial policy decisions of the investee but does not have a controlling financial interest in the investee, are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in earnings from the date the significant influence commences until the date that significant influence ceases. The difference between the cost of an investment and the amount of underlying equity in net assets of an investee at investment date is allocated to related assets which are amortized over their useful lives. Any unallocated difference is treated as investor-level goodwill and is not amortized.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate, and then measures the retained interests at fair value at that date. The difference between the carrying amount of the investment at the date the equity method was discontinued and the fair value of the retained interests along with any proceeds from disposing of a part of the interest in the associate is recognized in profit or loss. When the Company discontinues the use of the equity method, the Company shall account for all amounts previously recognized in other comprehensive income in relation to that investment on the same basis as would have been required if the investee had directly disposed of the related assets or liabilities.

At the end of each reporting period, if there is any indication of impairment, the entire carrying amount of the investment including goodwill is tested for impairment as a single asset, by comparing its recoverable amount with its carrying amount. An impairment loss recognized forms part of the carrying amount of the investment in associates. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

(i)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased as the site of the Company’s headquarters, building and machinery and equipment used in the design and development of products, and is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use. Except for the following paragraph, depreciation is primarily calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 3 to 8 years, others 2 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight-line basis over the estimated useful lives ranging from 2 to 10 years. Land is not depreciated.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill from acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc.) in 2007 amounting $26,846 thousand has been assigned to Driver IC cash generating unit (“CGU”) and goodwill from acquisition of Himax Display (USA) Inc. in 2012 amounting $1,292 thousand has been assigned to WLO CGU because these CGUs are expected to benefit from the synergies of the business combinations.

Goodwill is not amortized and instead is reviewed for impairment at least annually, or more frequently when there is an indication that the CGU may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGU or groups of CGU that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 11.87%, 10.76% and 10.71% in its test of Goodwill impairment for Driver IC CGU as of January 1, 2017, December 31, 2017 and December 31, 2018, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 13.68%, 12.17% and 12.70% as of January 1, 2017, December 31, 2017 and December 31, 2018, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.44%, 2.24% and 2.08% also used in the test for both CGUs as of January 1, 2017, December 31, 2017 and December 31, 2018, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

On January 1, 2017, the Company’s date of transition to IFRS, there is no impairment loss recognized on Goodwill after the impairment test. For the years ended December 31, 2017 and 2018, the Company did not recognize any impairment loss on goodwill.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(k)	Other Intangible Assets

Acquired intangible assets include patents, intellectual property and developed technology acquired in a business combination. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: patents 15 years, intellectual property 10 years and technology 7 years.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(l)	Impairment of Non-Financial Assets

The Company’s long-term non-financial assets, which consist of property, plant and equipment and intangible assets, are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. When an impairment loss subsequently reverses, the carrying amount of the asset or a CGU is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(m)	Revenue Recognition

Effective January 1, 2018, the Company adopted IFRS 15, Revenue with contract customers retrospectively with practical expedient and transitional exemption. The date of initial application of IFRS 15 is the beginning of the first IFRS reporting period. The Company is not required to restate contracts that were begin and end within the same annual reporting period. There is no significant impact on the Company’s financial results in applying the practical expedient.

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, using a five-step model framework to determine the method, timing and amount of revenue recognized. The Company generates revenue primarily from sale of goods or services. Revenue from contracts with customers is disaggregated by primarily geographical market and major products.

Under IFRS 15, the Company identifies the contract with the customers and recognizes revenue when performance obligations are satisfied.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Revenue is measured based on the consideration that the Company expects to be entitled in the transfer of goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Customers obtain control of the product when the goods are delivered and accepted by customers. Invoices are generated at that point in time.

The Company recognizes revenue from product sales is measured at the amount that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenue is reduced for estimated rebates and other similar allowances.

Trade receivable is recognized when the Company is entitled for unconditional right to receive payment upon delivery of goods to customers. The consideration received in advance from the customer but without delivery of goods is recognized as a contract liability, for which revenue is recognized when the control over the goods is transferred to the customer.

The Company expects that the length of time when the Company transfers the goods or services to the customer and when the customer pays for those goods or services will be less than one year. Therefore, the amount of consideration is not adjusted for the time value of money.

(n)	Employee Benefits

1.	Short-term employee benefits

Short-term employee benefits are expensed unless another policy allows or requires it to be capitalized. Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

2.	Share-based payment arrangements

The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings with a corresponding increase in equity over the service period by graded vesting. Compensation cost also considers the number of awards management believes will eventually vest. As a result, compensation cost is reduced by the estimated forfeitures. The estimate is adjusted each period to reflect the current estimate of forfeitures, and finally, the actual number of awards that vest.

3.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

4.	Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each benefit plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations. Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in profit or loss in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

All actuarial gains and losses at January 1, 2017, the date of transition to IFRS, were recognized in retained earnings. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans in other comprehensive income.

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

1.	Current tax

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

2.	Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(p)	Business Combinations

The Company elected to take the optional exemption under IFRS 1 for business combinations before the date of transition to IFRS. Therefore, in the opening statement of financial position, the amount of goodwill generated from past business combinations was the same as the carrying amount of goodwill under US GAAP as of January 1, 2017.

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Non-controlling interests are initially measured at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss is recognized in profit or loss.

(q)	Earnings Per Ordinary Share

Basic earnings per ordinary share is computed using profit or loss attributable to the shareholders and weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2017	2018

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$27,680	8,569
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,849	345,020
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08	0.02
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.16	0.05

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2017	2018

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$27,680	8,569
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,849	345,020
Unvested RSUs (in thousands)	54	49
	344,903	345,069
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08	0.02
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.16	0.05

Note 1: As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009. The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2017 and 2018 is 172,425 thousand and 172,510 thousand, respectively. Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2017 and 2018 is 172,452 thousand and 172,534 thousand, respectively. The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

(r)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ operating results are reviewed regularly by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company’s CODM has been identified as the Chief Executive Officer, who regularly reviews operating results to make decisions about allocating resources and assessing performance for the Company. Management has determined that the Company has two operating segments: Driver IC and Non-driver products.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss. There are no intersegment sales in the segment revenues reported to the CODM. Segment profit and loss is determined on a basis that is consistent with how the Company reports operating income (loss) in its consolidated statements of operations. Segment profit (loss) excludes income taxes and items in non-operating income (loss).

The Company does not report segment asset information to the Company’s CODM. Consequently, no asset information by segment is presented.

(s)	Noncontrolling Interests

Noncontrolling interests are classified in the consolidated statements of profit or loss as part of profit (loss) for the period and the accumulated amount of noncontrolling interests as part of equity in the consolidated statements of financial position. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

(t)	Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

1.	Valuation of inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

2.	Impairment of non-financial assets other than goodwill

In the process of evaluating the potential impairment of non-financial assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

3.	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

4.	Impairment of goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified CGU, allocate the goodwill to relevant CGU and estimate the recoverable amount of relevant CGU. In the process of estimating the recoverable amount of relevant CGU, the Company is required to make subjective judgments in determining the discounted rate, the terminal growth rate, the independent cash flows, useful lives, expected future revenue and expenses related to the CGU.

Note 5.	Acquisition

(a)	Acquisition of nano 3D mastering related business

On February 21, 2018, the Company, through Himax IGI Precision Ltd., completed the acquisition of nano 3D mastering related business with total cash consideration approximating $1,400 thousand, and half of which, $700 thousand, will be paid after one year.

The advanced nano 3D manufacturing masters are primarily used in imprinting or stamping replication process to fabricate devices such as diffractive optical element (DOE), diffuser, collimator lens and micro lens array. The acquisition brings the Company the very upstream master tooling capability to supplement its world leading wafer level optics (WLO) technology, which is critical in its efforts to offer 3D sensing total solutions.

Acquired assets were valued at estimates of their current fair values. Property, plant and equipment, other intangible asset and prepaid maintenance acquired were $700 thousand, $400 thousand and $300 thousand, respectively.

(b)	Acquisition of Emza Visual Sense Ltd.

Emza Visual Sense Ltd.(“Emza”) was purchased in April 2017 with an original investment amount of $2,230 thousand together with an additional investment amount of $270 thousand through conversion of equal amount of debts which occurred in 2016. On June 28, 2018, the Company completed the acquisition of all the outstanding common shares of Emza with total cash consideration approximating $6,371 thousand, including $400 thousand holdback that will be paid after one year. The Company’s previously held equity interests in Emza was re-measured at fair value, which was determined with the assistance of an independent appraiser using the equity value allocation method at acquisition date. The re-measurement gain on the previously held equity interests in Emza was $1,662 thousand which is included in “other income, net” in the consolidated statements of profit or loss.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Emza is an Israeli company dedicated to the development of visual sensors that include proprietary machine-vision algorithms and specific architectures that enable always-on visual sensing capabilities, achieving improvement in power consumption, price and form factor. This acquisition would allow the Company to fully leverage the synergy into producing visual sensors that integrate camera, hardware and algorithms and operate at unprecedented power, cost and size.

The results of Emza’s operations have been included in the Company’s consolidated financial statements since that date. The amounts of Emza’s revenues and losses included in the consolidated statements of profit or loss from the acquisition date to the period ended December 31, 2018 were $72 thousand and $2,858 thousand, respectively. If the acquisition had occurred on January 1, 2018, management estimates that consolidated revenue would have been $723,605 thousand (unaudited), and consolidated profit for the year would have been $7,291 thousand (unaudited). In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2018.

The Company incurred acquisition-related costs of $195 thousand on legal fees and due diligence costs. These costs have been included in “general and administrative expenses” in the consolidated statements of profit or loss.

The following table summarizes the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Fair value
(in thousands)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$170
Current assets, other than cash	335
Property, plant and equipment	27
Deferred tax assets	1,445
Other intangible assets	8,545
Other current liabilities	(2,706)
Deferred tax liabilities	(1,445)
Total identifiable net assets acquired	$6,371

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Acquired tangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets consisting of the core and developed technology $6,282 thousand and trademark $1,800 thousand were determined based on management’s estimates and consultation with an independent appraiser. The multi-period excess earnings method was used in applying the income approach to determine the fair value of acquired intangible assets. Significant assumptions inherent in the valuation method for acquired intangible assets are employed and included, but are not limited to, prospective financial information, terminal value, and discount rates. When performing the multi-period excess earnings method for acquired intangible assets, the Company incorporates the use of projected financial information and a discount rate that are developed using market participant based assumptions. The cash-flow projections are based on seven-year financial forecasts developed by management that include revenue projections, capital spending trends, and investment in working capital to support anticipated revenue growth, which are regularly reviewed by management. The selected discount rate considers the risk and nature of the comparative companies and the rates of return market participants would require to investing their capital in reporting units.

The acquired intangible assets, the core and developed technology, will be amortized based on a weighted-average useful life of approximately 7 years. However, the acquired trademark is intangible asset with an indefinite useful life.

Note 6.	Cash and Cash Equivalents

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)

Cash, demand deposits and checking accounts	$171,397	115,464	98,400
Time deposits with less than three months maturity date	13,055	22,559	8,037
	$184,452	138,023	106,437

Refer to Note 22 and Note 23 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of January 1, 2017, December 31, 2017 and 2018, no cash and cash equivalents were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 7.	Financial Assets at Amortized Cost

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Time deposit with original maturities more than three months	$5,140	10,358	11,229

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of January 1, 2017, December 31, 2017 and 2018 is due in one year or less.

As of January 1, 2017, December 31, 2017 and 2018, no financial assets at amortized cost were pledged with banks as collaterals.

Note 8.	Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of January 1, 2017, December 31, 2017 and 2018:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Money market fund	$5,017	521	-
Equity securities-unlisted company	10,562	1,600	9,768
	$15,579	2,121	9,768
Current	$5,017	521	-
Non-current	10,562	1,600	9,768
	$15,579	2,121	9,768

The Company sold one equity security in December 2017 for proceeds of $32,000 thousand, of which $10,000 thousand received in December 2017 and the balance of $22,000 thousand is booked as “Other current assets” as of December 31, 2017 and was received in January 2018. The Company recognized a gain on sale of securities of $23,038 thousand and withholding tax of $2,304 thousand for the year ended December 31, 2017, which is included in “Changes in fair value of financial assets at fair value through profit or loss” and “Income taxes payable”, respectively. The withholding tax payable was paid in 2018.

As of January 1, 2017, December 31, 2017 and 2018, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 9.	Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2017 and 2018, were $132 thousand and $55 thousand, respectively, all related to investments held at the end of the reporting period.

As of January 1, 2017, December 31, 2017 and 2018, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

Note 10.	Financial Liability at Amortized Cost

During 2013, Himax Display, Inc., a consolidated subsidiary of the Company, issued redeemable convertible preferred shares to a non-controlling shareholder. The noncontrolling shareholder may, solely at its option, convert the preferred shares at any time into ordinary shares of Himax Display, Inc. on a one to one basis. Additionally, Himax Display, Inc. provided the noncontrolling shareholder with a liquidation preference, redemption feature and a warrant to purchase additional preferred shares of Himax Display, Inc., within one year from the original investment closing date. The warrant expired in October 2014.

The redeemable convertible preferred shares of Himax Display, Inc. are presented as financial liability at amortized cost on the Company’s consolidated statements of financial position and subsequently measured using effective interest method. The interest related to financial liability at amortized cost were $313 thousand and $234 thousand for the years ended December 31, 2017 and 2018, respectively.

Note 11.	Accounts Receivable, net

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Accounts receivable	$193,929	188,774	189,569
Less: Allowance for doubtful accounts	(1,395)	-	-
Less: Loss allowance	-	-	(290)
	$192,534	188,774	189,279

As of December 31, 2018, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses as of December 31, 2018, which was measured based on the aforementioned method, was as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

	Carrying amount of accounts receivable	Weighted average loss rate	Loss allowance for lifetime expected credit
	(in thousands)
Not past due	$186,654	0.00%	-
Past due within 30 days	2,622	0.00%	-
Past due 31-60 days	3	0%-0.01%	-
Past due 61-90 days	-	0%-6.29%	-
Past due 91-120 days	-	0%-18.21%	-
Past due over 121 days	-	100.00%	-
	$189,279		-

In addition, the Company recognized a loss allowance amounting to $290 thousand as of December 31, 2018 for accounts receivable with gross carrying amount of $290 thousand, due to there was objective evidence indicating that it could not reasonably be expected those receivables would be able to be recovered.

As of January 1, 2017 and December 31, 2017, the Company measured the allowance for doubtful accounts for accounts receivable based on a review of collectability of accounts receivable. Aging analysis of accounts receivable, which were past due but not impaired, as of January 1, 2017 and December 31, 2017, was as follows:

	January 1, 2017	December 31, 2017
	(in thousands)

Not past due	$188,414	186,681
Past due within 30 days	3,875	1,506
Past due 31-60 days	347	396
Past due 61-90 days	-	-
Past due 91-120 days	-	1
Past due over 121 days	1,293	190
	$193,929	188,774

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The activity in the loss allowance is as follows:

Loss Allowance

Period	Balance at Beginning of year	Charges to earnings	Amounts utilized / write-offs	Balance at end of year
	(in thousands)

Year 2017	$1,395	155	(1,550)	-
Year 2018	$-	290	-	290

Note 12.	Inventories

	January 1,	December 31,	December 31,
	2017	2017	2018
	(in thousands)

Finished goods	$54,357	46,365	41,557
Work in process	57,076	54,084	77,159
Raw materials	38,273	34,220	43,028
Supplies	42	531	817
	$149,748	135,200	162,561

The amounts of inventories that were charged to cost of revenues were $505,844 thousand and $536,966 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $12,298 thousand and $17,724 thousand for the years ended December 31, 2017 and 2018, respectively, which were also included in cost of revenues.

As of January 1, 2017, December 31, 2017 and 2018, none of the Company’s inventories was pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 13.	Equity Method Investments

Associates consisted of the following:

			January 1, 2017		December 31, 2017		December 31, 2018
Name of Associate	Principal Activities	Place of Incorporation and operation	Carrying amount	Holding %	Carrying amount	Holding %	Carrying amount	Holding %

Emza Visual Sense Ltd.	Development of visual sensors and efficient machine vision algorithm	Israel	$-	-	1,802	45.10	-	-
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	-	-	95	28.93	1,473	49.32
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	44	2.06	30	2.06	44	1.55
Kneron Inc.	Artificial intelligence chip design	California, USA	-	-	6,598	27.65	-	-
ViewsilMicroelectronics (Kunshan) Limited	IC design and sales	Kunshan, China	2,318	49.00	2,214	49.00	2,547	49.00
			$2,362		10,739		4,064

In April 2018, the Company assessed its relationships with Kneron Inc. and determined that it is no longer able to exercise significant influence over Kneron Inc. Therefore, the Company reclassified its investment in Kneron Inc. as financial assets at fair value through profit or loss. The difference between the fair value of the investment and carrying amount accounted for under the equity method as at the date of the reclassification was recognized in profit or loss. In total, a gain of $2,094 thousand was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the year ended December 31, 2018.

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2017	2018
	(in thousands)

The Company’s share of losses of associates	$(1,200)	(1,095)
The Company’s share of other comprehensive income (loss) of associates	$106	(68)
The Company’s share of total comprehensive income (loss) of associates	$(1,094)	(1,163)

As of January 1, 2017, December 31, 2017 and 2018, none of the Company’s equity method investments was pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 14. Other Intangible Assets

	Technology	Software	Others	Total
	(in thousands)
Cost
Balance at January 1, 2017	$6,889	6,373	100	13,362
Additions	-	526	-	526
Disposals	-	(2,640)	-	(2,640)
Effect of exchange rate changes	-	9	-	9
Balance at December 31, 2017	6,889	4,268	100	11,257
Acquisitions through business combinations	6,282	-	2,663	8,945
Additions	-	925	-	925
Transfer from property, plant and equipment	-	9	-	9
Disposals	-	-	-	-
Effect of exchange rate changes	-	(8)	(13)	(21)
Balance at December 31, 2018	$13,171	5,194	2,750	21,115

Accumulated Amortization
Balance at January 1, 2017	$3,771	5,762	48	9,581
Amortization for the year	985	417	6	1,408
Disposals	-	(2,640)	-	(2,640)
Effect of exchange rate changes	-	9	-	9
Balance at December 31, 2017	4,756	3,548	54	8,358
Amortization for the year	1,433	469	78	1,980
Transfer from property, plant and equipment	-	7	-	7
Disposals	-	-	-	-
Effect of exchange rate changes	-	(7)	(1)	(8)
Balance at December 31, 2018	$6,189	4,017	131	10,337

Carrying amounts
At January 1, 2017	$3,118	611	52	3,781
At December 31, 2017	$2,133	720	46	2,899
At December 31, 2018	$6,982	1,177	2,619	10,778

Others in other intangible assets includes the acquired trademark $1,800 thousand with an indefinite useful life.

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7 years
Software	2-10 years
Others (except for trademark)	7-15 years

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 15.	Property, Plant and Equipment

	Land	Building and improvements	Machinery	Research and development equipment	Office furniture and equipment	Others	Prepayments for purchase of equipment and construction in progress	Total
	(in thousands)
Cost
Balance at January 1, 2017	$14,328	22,821	42,907	32,590	11,402	27,268	1,924	153,240
Additions	-	898	12,484	9,236	663	2,137	27,013	52,431
Transfers	-	1,225	887	(569)	-	-	(1,543)	-
Disposals	-	-	(1,208)	(1,065)	(271)	(459)	-	(3,003)
Effect of exchange rate changes	-	-	-	-	93	211	-	304
Balance at December 31, 2017	14,328	24,944	55,070	40,192	11,887	29,157	27,394	202,972
Acquisitions through business combinations	-	-	700	-	27	-	-	727
Additions	-	4,268	14,520	6,084	1,352	3,879	14,045	44,148
Transfers	-	2,759	684	96	-	-	(3,548)	(9)
Disposals	-	-	(506)	(415)	(232)	(570)	-	(1,723)
Effect of exchange rate changes	-	-	-	-	(70)	(86)	-	(156)
Balance at December 31, 2018	$14,328	31,971	70,468	45,957	12,964	32,380	37,891	245,959

Accumulated Depreciation
Balance at January 1, 2017	$-	13,313	35,323	27,466	9,700	20,129	-	105,931
Depreciation for the year	-	1,411	5,656	3,438	813	3,954	-	15,272
Transfers	-	-	392	(392)	-	-	-	-
Disposals	-	-	(1,208)	(1,065)	(271)	(459)	-	(3,003)
Effect of exchange rate changes	-	-	-	-	75	122	-	197
Balance at December 31, 2017	-	14,724	40,163	29,447	10,317	23,746	-	118,397
Depreciation for the year	-	1,326	7,891	5,087	710	3,333	-	18,347
Transfers	-	-	-	(7)	-	-	-	(7)
Disposals	-	-	(506)	(415)	(232)	(569)	-	(1,722)
Effect of exchange rate changes	-	-	-	-	(58)	(65)	-	(123)
Balance at December 31, 2018	$-	16,050	47,548	34,112	10,737	26,445	-	134,892

Carrying amounts
At January 1, 2017	$14,328	9,508	7,584	5,124	1,702	7,139	1,924	47,309
At December 31, 2017	$14,328	10,220	14,907	10,745	1,570	5,411	27,394	84,575
At December 31, 2018	$14,328	15,921	22,920	11,845	2,227	5,935	37,891	111,067

Others in property, plant and equipment includes mold equipment, leasehold improvements and other equipment.

During the years ended December 31, 2017 and 2018, the Company acquired certain property, plant and equipment with amounts of $14,381 thousand and $5,115 thousand, respectively, of which were acquired through non-cash transactions and reflected under payable for purchase of building and equipment.

The above items of property, plant and equipment, except certain machinery and equipment for specific project depreciated on Fixed-Percentage-on-Declining-Base Method basis mentioned in Note 4(i), are depreciated on a straight-line basis over their estimated useful lives as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Buildings	25 years
Building improvements	4-16 years
Machinery	4-6 years
Research and development equipment	2-6 years
Office furniture and equipment	3-8 years
Others	2-15 years

For the years ended December 31, 2017 and 2018, the Company did not recognize any impairment loss on property, plant and equipment.

Note 16.	Other Current Liabilities

	January 1,	December 31,	December 31,
	2017	2017	2018
	(in thousands)

Accrued payroll and related expenses	$6,958	9,461	10,009
Accrued mask, mold fees and other expenses for RD	7,503	8,816	9,935
Payable for purchases of building and equipment	1,615	10,726	5,611
Accrued software maintenance	891	1,004	1,921
Allowance for sales discounts	1,536	1,203	494
Accrued insurance, welfare expenses, professional fee	12,754	11,261	13,810
	$31,257	42,471	41,780

The activity in the sales discounts is as follows:

Allowance for sales discounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)

Year 2017	$1,536	8,720	(9,053)	1,203
Year 2018	$1,203	1,855	(2,564)	494

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 17.	Short-Term Borrowings

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Unsecured borrowings	$-	-	20,000
Secured borrowings	$138,000	147,000	164,000
Unused credit lines	$285,511	238,695	247,295
Interest rate	0.32%~0.55%	0.35%~0.58%	0.35%~2.96%

As of January 1, 2017, December 31, 2017 and 2018, cash and time deposits totaling $138,000 thousand, $147,000 thousand and $164,000 thousand are pledged as collateral, respectively.

As of December 31, 2018, unused credit lines will expire between January 2019 and November 2019. Among the unused credit lines, $30,163 thousand will expire before the end of March 2019, and $136,000 thousand belonging to the parent company needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of liabilities to cash flows arising from financing activities was as follows:

	January 1, 2017	Cash flows	December 31, 2017	Cash flows	December 31, 2018
	(in thousands)
Short-term borrowings	$138,000	9,000	147,000	37,000	184,000

Note 18.	Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Reconciliations of defined benefit obligation at present value and plan asset at fair value are as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)

Present value of the defined benefit obligations	$3,954	4,460	3,184
Fair value of plan assets	(2,992)	(3,410)	(3,565)
	$962	1,050	(381)
Net defined benefit liabilities	1,064	1,152	151
Prepaid pension costs	(102)	(102)	(532)
	$962	1,050	(381)

(i)	Plan assets

The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. As of December 31, 2018, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $3,565 thousand.

(ii)	Movements in present value of the defined benefit obligations

	Year ended December 31,
	2017	2018
	(in thousands)
Balance at beginning of year	$3,954	4,460
Service costs	15	20
Interest expense	67	76
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
-Changes in demographic assumptions	46	47
-Experience adjustment	(144)	10
-Change in financial assumptions	175	(1,217)
Effect of changes in exchange rates	347	(212)
Balance at end of year	$4,460	3,184

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(iii)	Movements in the fair value of plan assets

	Year ended December 31,
	2017	2018
	(in thousands)
Balance at beginning of year	$2,992	3,410
Interest income	48	57
Remeasurements gain (loss):
-Return on plan assets excluding interest income	(21)	81
Contributions paid by the employer	132	132
Effect of changes in exchange rate	259	(115)
Balance at end of year	$3,410	3,565

(iv)	Expenses recognized in profit or loss

	Year ended December 31,
	2017	2018
	(in thousands)

Current service costs	$15	20
Interest expense	19	19
	$34	39
Cost of revenues	$9	14
Research and development	17	18
General and administrative	5	4
Sales and marketing	3	3
	$34	39

(v)	Remeasurement of net defined benefit liability recognized in other comprehensive income

	Year ended December 31,
	2017	2018
	(in thousands)

Balance at beginning of year	$1,181	1,262
Recognized during the period	81	(1,133)
Balance at end of year	$1,262	129

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(vi)	Actuarial assumptions

The principal actuarial assumptions were as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
Discount rate	1.80%	1.60%	1.22%-1.24%
Rate of increase in compensation levels	5.00%	5.00%	3.00%

The Company expects to make contribution of $123 thousand to the defined benefit plans in the next year starting from January 1, 2019.

As at December 31, 2018, the weighted average duration of the defined benefits obligation was between 20 years to 21 years.

(vii)	Sensitivity analysis

Reasonably possible changes at January 1, 2017, December 31, 2017 and 2018 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	January 1, 2017		December 31, 2017		December 31, 2018
	+0.5%	-0.5%	+ 0.5%	- 0.5%	+ 0.5%	-0.5%
	(in thousands)		(in thousands)		(in thousands)
Discount rate	(305)	438	(427)	479	(284)	317
Rate of increase in compensation levels	422	(380)	460	(416)	310	(281)

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2017 and 2018, based on the contribution called for were $3,367 thousand and $3,527 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,523 thousand and $1,655 thousand for the years ended December 31, 2017 and 2018, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Other foreign subsidiaries recognized pension expenses of $178 thousand and $253 thousand for the years ended December 31, 2017 and 2018, respectively, for the defined contribution plans based on their respective local government regulations.

Note 19.	Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2017	2018
	(in thousands)

Cost of revenues	$204	90
Research and development	5,222	3,165
General and administrative	723	387
Sales and marketing	995	544
Total compensation recognized in income	$7,144	4,186
Income tax benefit	$1,525	894

(a)	Long-term Incentive Plan

On September 7, 2011, the Company’s shareholders approved a long-term incentive plan. The plan was amended and restated by extending its duration to September 6, 2019, which was approved by the Company’s shareholders at the annual general meeting held on August 31, 2016. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

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

For the years ended December 31, 2017 and 2018

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

On September 26, 2018, the Company’s compensation committee made grants of 676,273 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 97.15% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $3,778 thousand, a subsequent 0.95% will vest on each of September 30, 2019, 2020 and 2021 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $9.27 per ADS, $7.92 per ADS, $8.30 per ADS, $10.93 per ADS and $5.76 per ADS on September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017 and September 26, 2018, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2017	182,488	$8.60
Granted	580,235	10.93
Vested	(662,368)	10.62
Forfeited	(7,755)	8.77
Balance at December 31, 2017	92,600	8.77
Granted	676,273	5.76
Vested	(698,427)	5.92
Forfeited	(10,108)	8.55
Balance at December 31, 2018	60,338	7.98

As of December 31, 2018, the total compensation cost related to the unvested RSUs not yet recognized was $294 thousand. The weighted-average period over which it is expected to be recognized is 1.58 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

In 2017 and 2018, the Company settled RSUs release with shares buyback of 200,074 shares and 82,814 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2017	2018
	(in thousands)
Cost of revenues	$112	56
Research and development	5,097	3,104
General and administrative	686	373
Sales and marketing	980	538
Total compensation from RSUs	$6,875	4,071
Income tax benefit	$1,525	894

(b)	Employee stock options

(i)	On January 1, 2016, board of directors of Himax Imaging, Inc. approved a plan to grant stock options, the 2016 plan, to certain employees. The 2016 plan authorizes grants to purchase up to 1,760,000 shares of Imaging Taiwan’ issued ordinary shares held by Himax Imaging, Inc. The exercise price was NT$30 (US$0.9139). Himax Taiwan obtained all Imaging Taiwan’ issued ordinary shares previously held by Himax Imaging, Inc. in March, 2017, in a re-organization of entities under common control, whereby Himax Taiwan assumed the obligation to sell Imaging Taiwan’ ordinary shares once employees exercised the options for the 2016 plan.

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

The calculated value of option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Himax Imaging, Inc. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Imaging Taiwan’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rates for the expected term of the option are based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2017	616,000	$0.9139	3.0
Granted	-	-
Exercised	-	-
Forfeited	(35,000)	0.9139
Balance at December 31, 2017	581,000	0.9139	2.0
Granted	-	-
Exercised	-	-
Forfeited	(35,000)	0.9139
Balance at December 31, 2018	546,000	0.9139	1.0
Exercisable at December 31, 2018	285,500	0.9139

(ii)	On January 1, 2016, board of directors of Imaging Taiwan approved a plan to grant stock options, the 2016 plan, to certain employees. This plan authorizes grants to purchase up to 2,040,000 shares of Imaging Taiwan’ authorized but unissued ordinary shares. The exercise price was NT$30 (US$0.9139).

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2017	1,797,000	$0.9139	3.0
Granted	-	-
Exercised	(115,000)	0.9139
Forfeited	(173,000)	0.9139
Balance at December 31, 2017	1,509,000	0.9139	2.0
Granted	-	-
Exercised	-	-
Forfeited	(150,000)	0.9139
Balance at December 31, 2018	1,359,000	0.9139	1.0
Exercisable at December 31, 2018	645,000	0.9139

(iii)	On October 6, 2015, board of directors of Himax Display, Inc. approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display, Inc.’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $269 thousand and $115 thousand in 2017 and 2018, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses in the consolidated statements of profit or loss. There was no income tax benefit realized in the consolidated statements of profit or loss for employee stock options for the years ended December 31, 2017 and 2018.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Himax Display, Inc. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Himax Display, Inc.’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

2015 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	33.52%
Expected term (years)	3.125
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2017	1,993,000	$1.986	2.75
Granted	-	-
Exercised	-	-
Forfeited	(50,000)	1.986
Balance at December 31, 2017	1,943,000	1.986	1.75
Granted	-	-
Exercised	-	-
Forfeited	(32,000)	1.986
Balance at December 31, 2018	1,911,000	1.986	0.75
Exercisable at December 31, 2018	1,911,000	1.986

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 20.	Equity

(a)	Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at January 1, 2017, December 31, 2017 and 2018.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at January 1, 2017, December 31, 2017 and 2018. The outstanding ordinary shares were 344,007,418 shares, 344,207,492 shares and 344,290,306 shares at January 1, 2017, December 31, 2017 and 2018, respectively. 12,692,064 treasury shares, 12,491,990 treasury shares and 12,409,176 treasury shares were held by the Company as of January 1, 2017, December 31, 2017 and 2018, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of January 1, 2017, December 31, 2017 and 2018 were as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
From ordinary shares	$93,341	93,341	93,341
From treasury shares	4,041	4,784	5,080
From share-based compensation	6,091	6,151	6,182
From share of changes in equities of associates	-	151	146
	$103,473	104,427	104,749

(c)	Earnings distribution

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2017 and 2018 amounted to $78,386 thousand and $78,901 thousand, respectively.

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

	Foreign currency translation	Unrealized gains (losses) on securities	Defined benefit pension plans	Accumulated other comprehensive income
	(in thousands)
Beginning balance, January 1, 2017	$(279)	(350)	(925)	(1,554)
Exchange differences arising on translation of foreign operations	862	-	-	862
Changes in fair value of financial assets	-	313	-	313
Remeasurement of defined benefit pension plans	-	-	(67)	(67)
Ending balance, December 31, 2017	583	(37)	(992)	(446)
Exchange differences arising on translation of foreign operations	(334)	-	-	(334)
Changes in fair value of financial assets	-	(869)	-	(869)
Remeasurement of defined benefit pension plans	-	-	1,100	1,100
Ending balance, December 31, 2018	$249	(906)	108	(549)

(e)	Noncontrolling interest

	Year ended December 31,
	2017	2018
	(in thousands)
Balance at the beginning of year	$418	(1,735)
Equity attributable to non-controlling interests
Loss for the year	(2,142)	(2,543)
Changes in fair value of financial assets	9	(26)
Remeasurement of defined benefit pension plans	(14)	33
Share-based compensation expenses	52	22
New shares issued by subsidiary	(25)	(10)
Exchange differences arising on translation of foreign operations	-	(2)
Purchase of subsidiary shares from noncontrolling interests	(33)	-
Balance at the end of year	$(1,735)	(4,261)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 21.	Income Taxes

The Company is incorporated in the Cayman Islands, a tax-free country; accordingly, pretax income generated by the group parent company is not subject to local income tax. Substantially all of the Company’s taxable income is derived from the operations in the ROC and, therefore, substantially all of the Company’s income tax expense attributable to income from continuing operations is incurred in the ROC. Other foreign subsidiary companies calculate income tax in accordance with local tax law and regulations.

According to the amendments to the “Income Tax Act” enacted by the office of the President of the Republic of China (Taiwan) on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and a decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. The 5% surtax is only to the extent such income is not distributed or set aside as legal reserve before the end of the following year. The surtax is recorded in the period the income is earned, and the reduction in the surtax liability is recognized in the period the distribution to shareholders or the setting aside of legal reserve is finalized in the following year.

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

The Company is entitled to the following income tax exemptions:

Date of investment	Tax exemption period

Himax Taiwan:
June 5, 2009	January 1, 2014-December 31, 2018
November 12, 2009	January 1, 2014-December 31, 2018
Himax Semiconductor(1):
October 9, 2009	January 1, 2014-December 31, 2018

Note 1:	For management purpose, Himax Semiconductor Inc. was merged into Himax Technologies Limited on July 2, 2018. As a result, the tax exemption was expired upon merge.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2017 and 2018 consists of the following:

	Year ended December 31,
	2017	2018
	(in thousands)

Current tax expense
Current period	$6,852	5,878
Adjustment for prior periods	(686)	(172)
	6,166	5,706

Deferred tax expense
Origination and reversal of temporary differences	(955)	1,012
Investment tax credits and operating loss carryforward	(657)	(4,525)
Effect of tax rate changes	-	(1,199)
	(1,612)	(4,712)
Total income tax expense	$4,554	994

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2017 and 2018 consist of the following:

	Year ended December 31,
	2017	2018
	(in thousands)

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$(15)	169

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(c)	Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 17% in 2017 and 20% in 2018, compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2017 and 2018 are summarized as follows:

	Years ended December 31,
	2017		2018
	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)
Profit before income taxes		$30,092		7,020
Income tax expense calculated at the statutory rate	17.0%	5,116	20.0%	1,404
Tax on undistributed earnings	(3.9)%	(1,181)	(10.8)%	(755)
Tax-exempt income	(1.8)%	(548)	(16.2)%	(1,135)
Tax benefit resulting from setting aside legal reserve from prior year’s income	(2.3)%	(686)	(0.8)%	(56)
Increase in tax credits	(13.1)%	(3,926)	(75.6)%	(5,306)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	19.3%	5,815	100.2%	7,034
Net of non-taxable income and non-deductible expense	0.4%	115	(2.1)%	(151)
Capital gain Tax	7.7%	2,304	(1.6)%	(116)
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	(1.0)%	(298)	6.3%	440
Foreign tax rate differential	(9.9)%	(2,988)	12.1%	850
Variance from audits, amendments and examinations of prior years’ income tax filings	1.5%	456	(0.8)%	(58)
Effect of tax rate changes	-	-	(17.1)%	(1,199)
Others	1.2%	375	0.6%	42
Income tax expense		$4,554		994
Effective tax rate	15.1%		14.2%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(d)	As of January 1, 2017, December 31, 2017 and 2018, the components of deferred tax assets and deferred tax liabilities were as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Deferred tax assets:
Inventory	$5,190	4,581	5,996
Tax credit carryforwards	-	618	3,567
Allowance for sales discounts	434	575	685
Operating loss carryforward-statutory tax	551	590	2,166
Accrued compensated absences	221	446	553
Depreciation	348	367	481
Unrealized foreign exchange loss	-	-	8
Remeasurement of defined benefit plans	138	138	-
Others	374	398	448
	$7,256	7,713	13,904

Deferred tax liabilities:
Unrealized foreign exchange gain	$(1,132)	(25)	-
Acquired intangible assets	(104)	(86)	(1,645)
Remeasurement of defined benefit plans	-	-	(114)
Others	(45)	-	-
	$(1,281)	(111)	(1,759)

As of December 31, 2018, the Company has not provided for income taxes on undistributed earnings of approximately $605,687 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	December 31, 2017	Recognized in profit or loss	Recognized in other comprehensive income	December 31, 2018
	(in thousands)
Inventory	$5,190	(609)	-	4,581	1,415	-	5,996
Tax credit carryforwards	-	618	-	618	2,949	-	3,567
Allowance for sales discounts	434	141	-	575	110	-	685
Operating loss carryforward	551	39	-	590	1,576	-	2,166
Accrued compensated absences	221	225	-	446	107	-	553
Depreciation	348	19	-	367	114	-	481
Unrealized foreign exchange loss (gain)	(1,132)	1,107	-	(25)	33	-	8
Remeasurement of defined benefit plans	138	(15)	15	138	(83)	(169)	(114)
Acquired intangible assets	(104)	18	-	(86)	(1,559)	-	(1,645)
Others	329	69	-	398	50	-	448
Total	$5,975	1,612	15	7,602	4,712	(169)	12,145

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Unused tax credits	$1,934	1,934	1,934
Unused operating loss carryforwards-statutory tax	186,741	216,108	222,240
Unused operating loss carryforwards-undistributed earnings tax	146,947	179,301	198,639
Others	15,464	13,988	21,665
	$351,086	411,331	444,478

As of December 31, 2018, the unused investment tax credits with its expiration year from 2020 to 2034 from US operations were $1,560 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Tax loss carryforwards is utilized in accordance with the relevant jurisdictional tax laws and regulations. Net losses from foreign subsidiaries are approved by tax authorities in respective jurisdiction to offset future taxable profits. Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years is available to be deducted from tax income for Taiwan operations. The statutory losses would be deducted for undistributed earnings tax and were not subject to expiration for Taiwan operations.

As of December 31, 2018, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

	Deductible amount	Unrecognized deferred tax assets	Expiration year
	(in thousands)
Taiwan operations	$95,334	$19,067	2019~2023
	106,216	21,243	2024~2028
Hong Kong operations	1,810	149	Indefinitely
US operations	10,666	2,832	2025~2038
Israel operations	8,214	1,889	Indefinitely
		$45,180

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. Except for Himax Taiwan and Imaging Taiwan, which have been examined and assessed by the ROC tax authorities through 2015, all other Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2016. The income tax returns of 2017 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2018.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 22.	Financial Instruments

(a)	Categories of financial instruments

(i)	Financial assets

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Financial assets measured at fair value through profit or loss	$15,579	2,121	9,768
Financial assets measured at fair value through other comprehensive income	1,680	1,522	791

Measured at amortized cost:
Cash and cash equivalents	184,452	138,023	106,437
Financial assets at amortized cost	5,140	10,358	11,229
Accounts receivable and other receivables (including related parties)	204,543	215,070	194,021
Restricted deposit (including current and noncurrent)	138,324	147,470	164,456
Refundable deposits	1,219	1,437	1,311
Subtotal	533,678	512,358	477,454
Total	$550,937	516,001	488,013

(ii)	Financial liabilities

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Measured at amortized cost:
Short-term borrowings	$138,000	147,000	184,000
Financial liability at amortized cost	4,524	4,837	5,071
Accounts payables and other payables (including related party)	171,325	186,526	196,429
Guarantee deposits	1,203	604	154
Total	$315,052	338,967	385,654

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of short-term borrowings.

(in thousands)	Contractual cash flows	Within 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
January 1, 2017
Non-derivative financial liabilities
Short- term borrowings	$138,210	88,208	50,002	-	-	-
Financial liability at amortized cost	4,524	-	-	-	4,524	-
Guarantee deposits	1,203	1,203	-	-	-	-
	$143,937	89,411	50,002	-	4,524	-
December 31, 2017
Non-derivative financial liabilities
Short-term borrowings	$147,306	97,302	50,004	-	-	-
Financial liability at amortized cost	4,837	-	-	4,837	-	-
Guarantee deposits	604	604	-	-	-	-
	$152,747	97,906	50,004	4,837	-	-
December 31, 2018
Non-derivative financial liabilities
Short-term borrowings	$184,337	134,332	50,005	-	-	-
Financial liability at amortized cost	5,071	5,071	-	-	-	-
Guarantee deposits	154	154	-	-	-	-
	$189,562	139,557	50,005	-	-	-

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Currency risk

i.	Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	January 1, 2017			December 31, 2017			December 31, 2018
(in thousands)	Foreign currency	Exchange rate	Functional currency	Foreign currency	Exchange rate	Functional currency	Foreign currency	Exchange rate	Functional currency

Financial assets
Monetary items
NTD	159,824	32.25	4,956	159,194	29.76	5,349	205,394	30.715	6,687
CNY	31,240	6.99	4,470	32,330	6.52	4,959	33,590	6.8681	4,891
Financial liabilities
Monetary items
NTD	943,995	32.25	29,271	780,899	29.76	26,240	922,148	30.715	30,023

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

ii.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, other receivable, accounts payable and other payable that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD) and CNY at December 31, 2017 and 2018, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $1,593 thousand and $1,845 thousand, respectively.

iii.	Interest rate risk

The Company’s short-term borrowings carried floating interest rates and fixed interest rates. The Company’s exposure to changes in interest rates is mainly from floating-rate short-term borrowings. Any change in interest rates will cause the effective interest rates of short-term borrowings to change and thus cause the future cash flows to fluctuate over time.

The following sensitivity analysis is determined based on the exposure to interest rate risk. For floating-rate debts, the analysis assumes that the balances of outstanding debts at the end of the reporting period had been outstanding for the entire year.

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2017 and 2018 by $193 thousand and $243 thousand, respectively.

(d)	Fair value information

i.	Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

ii.	Financial instruments measured at fair value

(1)	Fair value hierarchy

	January 1, 2017
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$5,017	5,017	-	-	5,017
Equity securities-unlisted company	10,562	-	-	10,562	10,562
Subtotal	15,579	5,017	-	10,562	15,579
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	1,680	-	-	1,680	1,680
Total	$17,259	5,017	-	12,242	17,259

	December 31, 2017
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$521	521	-	-	521
Equity securities-unlisted company	1,600	-	-	1,600	1,600
Subtotal	2,121	521	-	1,600	2,121
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	1,522	-	-	1,522	1,522
Total	$3,643	521	-	3,122	3,643

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

	December 31, 2018
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Equity securities-unlisted company	$9,768	-	-	9,768	9,768
Subtotal	9,768	-	-	9,768	9,768
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	791	-	-	791	791
Total	$10,559	-	-	10,559	10,559

(2)	Valuation techniques and assumptions used in fair value measurement

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices.

Money market funds with standard terms and conditions and traded in active markets. The fair value is based on quoted market prices.

Except for the abovementioned financial instruments traded in active markets, the fair value of other financial instruments are based on the valuation techniques. The fair value using valuation techniques refers to the current fair value of other financial instruments with similar conditions and characteristics, or using a discounted cash flow method, or other valuation techniques which include model calculating with observable market data at the reporting date.

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2018. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)	Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2017 and 2018.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(4)	Movement in financial assets included in Level 3 of fair value hierarchy

(in thousands)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
January 1, 2017	$10,562	1,680	12,242
Disposal-including capital reduction of investment	(8,962)	(158)	(9,120)
December 31, 2017	$1,600	1,522	3,122

(in thousands)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
January 1, 2018	$1,600	1,522	3,122
Disposal-capital reduction of investment	-	(29)	(29)
Reclassified from equity method investments	6,136	-	6,136
Recognized in other comprehensive income	-	(702)	(702)
Recognized in profit or loss	2,032	-	2,032
December 31, 2018	$9,768	791	10,559

Note 23.	Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

Hereinafter discloses information about the Company’s exposure to variable risks, and the goals, policies and procedures of the Company’s risk measurement and risk management.

(b)	Risk management framework

Management of related divisions are appointed to review, control, trace and monitor the strategic risks, financial risks and operational risks faced by the Company. Management reports to executive officers the progress of risk controls from time to time and, if necessary, report to the board of directors, depending on the extent of impact of risks.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are primarily from cash and cash equivalents, financial assets at amortized cost and accounts receivable.

The Company deposits its cash and cash equivalents with various reputable financial institutions. Financial assets at amortized cost are time deposits with original maturities of greater than three months. The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents and financial assets at amortized cost. Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that there is a limited concentration of credit risk in cash and cash equivalent and financial assets at amortized cost.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations. Management continuously evaluates and controls the credit quality, credit limit and financial strength of its customers to ensure any overdue receivables are taken necessary procedures.

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2017	2018

Customer A and its affiliates	25.8%	28.1%
Customer B and its affiliates	15.5%	12.6%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	January 1, 2017	December 31, 2017	December 31, 2018

Customer A and its affiliates	28.9%	32.4%	33.5%
Customer B and its affiliates	19.1%	15.4%	12.9%

Refer to Note 11 for aging analysis of accounts receivable and the movement in the allowance of doubtful accounts receivable.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

In addition, the Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers could adversely affect the Company’s cash flow, liquidity and operating results. Management performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information.

(d)	Liquidity risk

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate working capital and unused credit facilities.

At December 31, 2018, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

(e)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(1)	Currency risk

The Company is exposed to currency risk on operating activities that are denominated in a currency other than the respective functional currency of the Company, the USD. The currencies used in these transactions are the NTD and CNY.

(2)	Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding borrowings. The Company’s short-term borrowings carried floating interest rates. To manage the interest rate risk, the Company periodically assesses the interest rates of bank loans and maintains good relationships with financial institutions to obtain lower financing costs. The Company also strengthens the management of working capital to reduce the dependence on bank loans as well as the risk arising from fluctuation of interest rates.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 24.	Capital management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital structure in a manner to ensure it has sufficient financial resources to fund its working capital needs, capital expenditures, research and development activities, dividend payments and other business requirements associated with its existing operations over the next 12 months.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2018. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Total liabilities	$335,083	349,605	394,391
Less: cash and cash equivalents	184,452	138,023	106,437
	$150,631	211,582	287,954
Equity attributable to owners of Himax Technologies, Inc.	$466,720	455,323	446,548

Note 25.	Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Viewsil Microelectronics (Kunshan) Limited (Viewsil)	Equity method investee of the Company
Viewsil Technology Limited (VST)	The subsidiary of Viewsil
Emza Visual Sense Ltd. (Emza)	Equity method investee of the Company, becoming as a subsidiary of the Company from June 28, 2018

(b)	Significant transactions with related parties

(i)	Purchases and accounts payable

Purchases of raw materials and components from VST were $522 thousand for the year ended December 31, 2017. As of December 31, 2017, the related payable resulting from the aforementioned transaction was nil.

The purchase prices and payment terms to related party were incomparable to that from third parties due to no similar transaction.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(ii)	The Company made an interest-free loan to VST and Emza for their short-term funding needs. The information is summarized as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)

VST	$7,150	2,750	2,780
Emza	-	500	-
	$7,150	3,250	2,780

The loan is repayable on demand and the Company expects it will be repaid in full during 2019. The Company may consider providing further future loans to VST.

(iii)	In 2017 and 2018, Viewsil provided technical service on new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2,200 thousand and $2,200 thousand, respectively, which was charged to research and development expense. As of December 31, 2017 and 2018, the related payables resulting from the aforementioned transactions were $2,200 thousand and $2,200 thousand, respectively.

(iv)	In 2018, the Company purchased mask from VST for the Company’s research activities for a fee of $1,597 thousand. As of December 31, 2018, the related payables resulting from the aforementioned transactions were $1,597 thousand.

(c)	Compensation of key management personnel

For the years ended December 31, 2017 and 2018, the aggregate cash compensation that the Company paid to the independent directors was both $135 thousand. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2017 and 2018 were as follows:

	Year ended December 31,
	2017	2018
	(in thousands)
Short-term employee benefits	$829	855
Post-employment benefits	7	7
Share-based compensation	226	41
	$1,062	903

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 26.	Pledged assets

Pledged assets	Pledged to secure	January 1, 2017	December 31, 2017	December 31, 2018
		(in thousands)
Restricted cash and time deposit(1)	Short-term borrowings	$138,000	147,000	164,000
Restricted time deposits(1)	For government grants	200	-	326
Restricted time deposits(1)	For customs duties and government grants	124	470	130
		$138,324	147,470	164,456

(1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note 27.	Commitments and Contingencies

(a)	As of January 1, 2017, December 31, 2017 and 2018, the Company had entered into several contracts for the acquisition of land, equipment and computer software. Total contract prices amounted to $5,153 thousand, $60,573 thousand and $75,824 thousand, respectively. As of January 1, 2017, December 31, 2017 and 2018, the remaining commitments were $3,760 thousand, $40,814 thousand and $38,579 thousand, respectively.

(b)	As of December 31, 2018, amount of outstanding letters of credit for the purchase of machinery and equipment was $960 thousand.

(c)	The Company leases certain offices and buildings pursuant to operating lease arrangements with third parties. The lease arrangement will expire gradually from 2019 to 2024. As of December 31, 2017 and 2018, deposits paid amounted to $1,230 thousand and $1,212 thousand, respectively, and were recorded as refundable deposit in the consolidated financial position.

As of December 31, 2018, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)
January 1, 2019~December 31, 2019	$2,361
January 1, 2020~December 31, 2020	1,601
January 1, 2021~December 31, 2021	386
January 1, 2022~December 31, 2022	298
January 1, 2023~December 31, 2023	182
January 1, 2024~December 31, 2024	46
$4,874

Rental expense for operating leases with third parties amounted to $2,189 thousand and $2,508 thousand in 2017 and 2018, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(d)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

(e)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(f)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $89,179 thousand, $193,446 thousand and $172,986 thousand as of January 1, 2017, December 31, 2017 and 2018, respectively.

(g)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2018, management is not aware of any pending litigation against the Company.

Note 28.	Segment, Product and Geographic Information

The Company has two operating segments: Driver IC and Non-driver Products. The Driver IC segment generally is engaged in the design, research, development and sale of displays driver for large-sized TFT-LCD panels, which are used in televisions and desktop monitors, and displays driver for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products. The Non-driver segment primarily is engaged in the design, research, manufacturing and sale of non-driver products, such as timing controllers, 3D Sensing Solution, LCOS, CMOS Image Sensors and WLO.

	Year Ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$529,847	155,320	685,167
Segment operating income (loss)	$43,021	(34,662)	8,359
Non operating income, net			21,733
Consolidated profits before income taxes			$30,092

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

	Year Ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Significant noncash items:
Share Based Compensation	$365	632	997
Depreciation and amortization	$4,940	11,740	16,680

	Year Ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Segment revenues	$586,258	137,347	723,605
Segment operating income (loss)	$56,023	(52,638)	3,385
Non operating income, net			3,635
Consolidated profits before income taxes			$7,020
Significant noncash items:
Share Based Compensation	$189	219	408
Depreciation and amortization	$3,248	17,079	20,327

The following tables summarize information pertaining to the segment revenues from customers in different geographic region (based on customer’s headquarter location):

	For the year ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

China	$353,505	67,703	421,208
Taiwan	146,302	30,649	176,951
Other Asia Pacific (Philippines, Korea and Japan)	30,040	37,739	67,779
Europe and America	-	19,229	19,229
	$529,847	155,320	685,167

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

	For the year ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

China	$419,249	61,143	480,392
Taiwan	136,526	31,596	168,122
Other Asia Pacific (Philippines, Korea and Japan)	30,483	41,811	72,294
Europe and America	-	2,797	2,797
	$586,258	137,347	723,605

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Display drivers for large-size applications	$224,798	-	224,798
Display drivers for mobile handsets applications	113,591	-	113,591
Display drivers for consumer electronics applications	191,458	-	191,458
Non-driver products	-	155,320	155,320
	$529,847	155,320	685,167

	For the year ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)

Display drivers for large-size applications	$260,540	-	260,540
Display drivers for mobile handsets applications	112,221	-	112,221
Display drivers for consumer electronics applications	213,497	-	213,497
Non-driver products	-	137,347	137,347
	$586,258	137,347	723,605

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The carrying values of the Company’s tangible long-lived assets are located in the following countries:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Taiwan	$46,445	83,730	109,732
U.S.	45	25	668
China	751	651	540
Korea	47	150	83
Israel	-	-	28
Japan	21	19	16
	$47,309	84,575	111,067

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2017	2018
	(in thousands)
Driver IC segment:
Customer A and its affiliates	$147,961	178,907
Customer B and its affiliates	102,493	87,927
	$250,454	266,834
Non-driver products segment:
Customer A and its affiliates	$28,767	24,088
Customer B and its affiliates	3,887	2,917
	$32,654	27,005

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)
Customer A and its affiliates	$55,681	61,100	63,501
Customer B and its affiliates	36,849	29,008	24,462
	$92,530	90,108	87,963

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Note 29.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2017	2018
	(in thousands)
Recognized in cost of revenues	$5,965	8,600
Recognized in operating expenses	9,307	9,747
	$15,272	18,347

(b)	Amortization of intangible assets

	Year ended December 31,
	2017	2018
	(in thousands)
Recognized in cost of revenues	$2	3
Recognized in operating expenses	1,406	1,977
	$1,408	1,980

(c)	Employee benefits expense

	Year ended December 31,
	2017	2018
	(in thousands)
Salary	$89,911	91,822
Labor and health insurance	5,841	6,054
Pension	5,102	5,474
Others	3,486	3,576
	$104,340	106,926

Employee benefits expense summarized by function
Recognized in cost of revenues	$5,223	6,512
Recognized in operating expenses	99,117	100,414
	$104,340	106,926

Note 30.	Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Statements of Financial Position

	January 1, 2017	December 31, 2017	December 31, 2018
	(in thousands)

Cash	$759	1,362	813
Financial asset at amortized cost	4,399	4,881	4,819
Other receivable from related party	7,150	2,751	2,780
Other current assets	976	498	502
Financial asset at fair value through profit or loss	-	-	8,230
Investments in subsidiaries and affiliates	726,890	751,990	755,680
Total assets	$740,174	761,482	772,824

Current liabilities	$284	235	227
Short-term borrowings	119,000	147,000	164,000
Debt borrowing from a subsidiary	154,170	158,924	162,049
Total equity	466,720	455,323	446,548
Total liabilities and equity	$740,174	761,482	772,824

Himax Technologies, Inc. had no guarantees as of January 1, 2017, December 31, 2017 and 2018.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2017	2018
	(in thousands)

Revenues	$-	-
Costs and expenses	236	273
Operating loss	(236)	(273)
Interest income	170	200
Changes in fair value of financial assets at fair value through profit or loss	-	2,094
Foreign currency exchange losses, net	-	(257)
Finance costs	(2,322)	(3,491)
Share of profits of subsidiaries and affiliates	30,068	10,296
Profit before income taxes	27,680	8,569
Income tax expense	-	-
Profit for the year	$27,680	8,569

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2017	2018

Profit for the year	$27,680	8,569
Other comprehensive income:
Items that will not be reclassified to profit or loss:	(67)	424
Remeasurements of defined benefit pension plans	(82)	1,269
Unrealized loss on financial assets at fair value through other comprehensive income	-	(676)
Income tax related to items that will not be reclassified subsequently	15	(169)
Items that may be reclassified subsequently to profit or loss:	1,175	(334)
Unrealized gains on financial assets at fair value through profit or loss	313	-
Foreign operations - foreign currency translation differences	862	(334)
Income tax related to items that may be reclassified subsequently	-	-
Other comprehensive income for the year, net of tax	1,108	90
Total comprehensive income for the year	$28,788	8,659

Condensed Statements of Cash Flows

	Year ended December 31,
	2017	2018
	(in thousands)
Cash flows from operating activities:
Profit for the year	$27,680	8,569
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	-	(2,094)
Interest income	(170)	(200)
Finance costs	2,322	3,491
Share of profits of subsidiaries and affiliates	(30,068)	(10,296)
Foreign currency exchange losses of financial assets	-	257
	(236)	(273)
Changes in:
Other current assets	439	(2)
Other current liabilities	(1,746)	(2,734)
Cash generated from operating activities	(1,543)	(3,009)
Interest received	131	199
Interest paid	(547)	(766)
Net cash used in operating activities	(1,959)	(3,576)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

	Year ended December 31,
	2017	2018
	(in thousands)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(158)	(195)
Acquisitions of equity method investment	(6,850)	-
Proceeds from disposals of equity method investment	4,825	-
Proceeds from capital reduction of investment	8,000	-
Cash received from (paid for) loan made to related party	4,400	(29)
Net cash provided by (used in) investing activities	10,217	(224)
Cash flows from financing activities:
Payments of cash dividends	(41,281)	(17,210)
Proceeds from short-term borrowings	151,000	91,000
Repayment of short-term borrowings	(123,000)	(74,000)
Proceeds from issue of RSUs from subsidiaries	872	336
Proceeds from debt from a subsidiary	166,025	154,281
Repayment of debt from a subsidiary	(161,271)	(151,156)
Net cash provided by (used in) financing activities	(7,655)	3,251
Net increase (decrease) in cash	603	(549)
Cash at beginning of year	759	1,362
Cash at end of year	$1,362	813

Note 31.	Explanation of transition to IFRS

As stated in Note 2(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 4 but also applies IFRS 1.

IFRS 1 establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRS. According to IFRS 1, the Company is required to determine the accounting policies under IFRS and retrospectively apply those accounting policies in its opening statement of financial position at the date of transition to IFRS; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1.

The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2017. Therefore, in the opening statement of financial position, the amount of goodwill generated from past business combinations was the same as the carrying amount of goodwill under US GAAP as of January 1, 2017.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2017.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

3)	Financial instrument. The Company elected to relieve from the retrospective application of the requirements in respect of the recognition of such “Day 1” gains or losses on IFRS 9 “Financial Instruments”. Under the optional exemption, the criteria for the recognition of gains and losses subsequent to the initial recognition of a financial asset or liability need only be applied prospectively to transactions entered into. Therefore, in the opening statement of financial position, the amount of financial instrument was the same as the carrying amount under US GAAP and just reclassified to appropriate classifications under IFRS 9.

The accounting policies set out in Note 4 have been applied in the preparing of an opening IFRS statement of financial position at January 1, 2017, the transition date, the comparative information presented in these financial statements for the year ended December 31, 2017 and in preparation the financial statements for the year ended December 31, 2018.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s consolidated financial statements is set out in the following tables and the notes that accompany the tables.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(1)	Reconciliation of consolidated statement of financial position as of January 1, 2017

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$184,452	$-	$-	$184,452	Cash and cash equivalents
Investments in marketable securities available-for-sale	10,157	-	(10,157)	-	–	A-1
–	-	-	5,140	5,140	Financial assets at amortized cost	A-1
–	-	-	5,017	5,017	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	190,998	-	1,536	192,534	Accounts receivable, net	B
Inventories	149,748	-	-	149,748	Inventories
Deferred tax assets	5,065	-	(5,065)	-	–	D
–	-	-	43	43	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	138,200	-	-	138,200	Restricted deposit
Other receivables from related parties	7,150	-	-	7,150	Other receivable from related parties
Prepaid expenses and other current assets	17,195	-	(43)	17,152	Other current assets
Total current assets	702,965	-	(3,529)	699,436	Total current assets
Investment in non-marketable equity securities	12,242	-	(12,242)	-	–	A-2
–	-	-	10,562	10,562	Financial assets at fair value through profit or loss	A-2
–	-	-	1,680	1,680	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	2,362	-	-	2,362	Equity method investments
Property, plant and equipment, net	48,172	-	(863)	47,309	Property, plant and equipment, net	C
Deferred tax assets	1,050	(55)	6,261	7,256	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	3,170	-	611	3,781	Other intangible assets, net	C
Restricted marketable securities	124	-	-	124	Restricted deposit
Other assets	1,411	(90)	252	1,573	Other non-current assets	C,F
	96,669	(145)	6,261	102,785
Total assets	$799,634	$(145)	$2,732	$802,221	Total assets

(Continued)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$138,000	$-	$-	$138,000	Short-term borrowings
Accounts payable	142,269	-	-	142,269	Accounts payable
Accounts payable to related party	576	-	-	576	Accounts payable to related party
Income taxes payable	14,155	-	519	14,674	Income taxes payable	E
Deferred tax liabilities	25	-	(25)	-	–	D
Other accrued expenses and other current liabilities	29,721	-	1,536	31,257	Other current liabilities	B
Total current liabilities	324,746	-	2,030	326,776	Total current liabilities
–	-	4,524	-	4,524	Financial liability at amortized cost	A-3
Income taxes payable	519	-	(519)	-	–	E
Accrued pension liabilities	1,064	-	-	1,064	Net defined benefit liabilities
Deferred tax liabilities	60	-	1,221	1,281	Deferred tax liabilities	D
Other liabilities	1,438	-	-	1,438	Other non-current liabilities
Total liabilities	327,827	4,524	2,732	335,083	Total liabilities

Redeemable noncontrolling interest	3,656	(3,656)	-	-	–	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	106,350	(2,877)	-	103,473	Additional paid-in capital	G
Treasury shares	(9,020)	-	-	(9,020)	Treasury shares
Accumulated other comprehensive loss	(2,467)	913	-	(1,554)	Accumulated other comprehensive income	F
Unappropriated retained earnings	265,860	951	-	266,811	Retained earnings	A-3,F,G
Total Himax Technologies, Inc. stockholders’ equity	467,733	(1,013)	-	466,720	Equity attributable to owners of Himax Technologies, Inc.
Noncontrolling interests	418	-	-	418	Noncontrolling interests
Total equity	468,151	(1,013)	-	467,138	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$799,634	$(145)	$2,732	$802,221	Total liabilities and equity

(Concluded)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(2)	Reconciliation of consolidated statement of financial position as of December 31, 2017

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$138,023	$-	$-	$138,023	Cash and cash equivalents
Investments in marketable securities available-for-sale	10,879	-	(10,879)	-	–	A-1
–	-	-	10,358	10,358	Financial assets at amortized cost	A-1
–	-	-	521	521	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	187,571	-	1,203	188,774	Accounts receivable, net	B
Inventories	135,200	-	-	135,200	Inventories
–	-	-	53	53	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	147,000	-	-	147,000	Restricted deposit
Other receivables from related parties	3,250	-	-	3,250	Other receivable from related parties
Prepaid expenses and other current assets	39,495	-	(53)	39,442	Other current assets
Total current assets	661,418	-	1,203	662,621	Total current assets

Investment in non-marketable equity securities	3,122	-	(3,122)	-	–	A-2
–	-	-	1,600	1,600	Financial assets at fair value through profit or loss	A-2
–	-	-	1,522	1,522	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	10,739	-	-	10,739	Equity method investments
Property, plant and equipment, net	86,673	-	(2,098)	84,575	Property, plant and equipment, net	C
Deferred tax assets	7,688	(54)	79	7,713	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	2,179	-	720	2,899	Other intangible assets, net	C
Restricted marketable securities	470	-	-	470	Restricted deposit
Other assets	1,628	(90)	1,378	2,916	Other non-current assets	C,F
	140,637	(144)	79	140,572
Total assets	$802,055	$(144)	$1,282	$803,193	Total assets

(Continued)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$147,000	$-	$-	$147,000	Short-term borrowings
–	-	4,837	-	4,837	Financial liability at amortized cost	A-3
Accounts payable	139,933	-	-	139,933	Accounts payable
Income taxes payable	6,798	-	487	7,285	Income taxes payable	E
Other payable to related party	2,200	-	-	2,200	Other payable to related party
Other accrued expenses and other current liabilities	41,268	-	1,203	42,471	Other current liabilities	B
Total current liabilities	337,199	4,837	1,690	343,726	Total current liabilities
Income taxes payable	487	-	(487)	-	–	E
Accrued pension liabilities	1,152	-	-	1,152	Net defined benefit liabilities
Deferred tax liabilities	32	-	79	111	Deferred tax liabilities	D
Other liabilities	4,616	-	-	4,616	Other non-current liabilities
Total liabilities	343,486	4,837	1,282	349,605	Total liabilities

Redeemable noncontrolling interest	3,656	(3,656)	-	-	–	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	107,400	(2,973)	-	104,427	Additional paid-in capital	G
Treasury shares	(8,878)	-	-	(8,878)	Treasury shares
Accumulated other comprehensive loss	(1,430)	984	-	(446)	Accumulated other comprehensive income	F
Unappropriated retained earnings	252,546	664	-	253,210	Retained earnings	A-3,F,G
Total Himax Technologies, Inc. stockholders’ equity	456,648	(1,325)	-	455,323	Equity attributable to owners of Himax Technologies, Inc.
Noncontrolling interests	(1,735)	-	-	(1,735)	Noncontrolling interests
Total equity	454,913	(1,325)	-	453,588	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$802,055	$(144)	$1,282	$803,193	Total liabilities and equity

(Concluded)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(3)	Reconciliation of consolidated statement of profit or loss for the year ended December 31, 2017

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$685,167	$-	$-	$685,167	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	518,142	-	-	518,142	Cost of revenues
Research and development	117,757	(95)	-	117,662	Research and development	F,G
General and administrative	20,614	(153)	-	20,461	General and administrative	F,G
Bad debt expense	155	-	-	155	Expected credit loss
Sales and marketing	20,349	39	-	20,388	Sales and marketing	F,G
Total costs and expenses	677,017	(209)	-	676,808	Total costs and expenses

Operating income	8,150	209	-	8,359	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	2,225	-	-	2,225	Interest income
Gain on sale of securities, net	23,226	-	-	23,226	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(1,200)	-	-	(1,200)	Share of losses of associates
Foreign currency exchange losses, net	(1,517)	(142)	-	(1,659)	Foreign currency exchange losses, net	F
Interest expense	(565)	(313)	-	(878)	Finance costs	A-3
Other income, net	19	-	-	19	Other income
	22,188	(455)	-	21,733
Earnings before income taxes	30,338	(246)	-	30,092	Profit before income taxes
Income tax expense	4,520	34	-	4,554	Income tax expense	F
Net income	25,818	(280)	-	25,538	Profit for the period
Net loss attributable to noncontrolling interests	2,149	(7)	-	2,142	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$27,967	$(287)	$-	$27,680	Profit attributable to Himax Technologies, Inc. stockholders

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08			$0.08	Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08			$0.08	Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.16			$0.16	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.16			$0.16	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(4)	Reconciliation of consolidated statement of other comprehensive income for the year ended December 31, 2017

US GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Net income	$25,818	$(280)	$-	$25,538	Profit for the year

Other comprehensive income (loss):					Other comprehensive income:
				1,184	Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on securities, not subject to income tax:	322	-	-	322	Unrealized gains on financial assets at fair value through profit or loss and amortized cost
Unrealized holding gains (losses) on available-for-sale marketable securities arising during the period	510
Reclassification adjustment for realized gains included in net income	(188)
Foreign currency translation adjustments, net of income tax of nil	862	-	-	862	Foreign operations - foreign currency translation differences
Net unrecognized actuarial gain (loss), net of income tax	(150)	69	-	(81)	Items that will not be reclassified to profit or loss:
				(96)	Remeasurements of defined benefit pension plans
				15	Income tax related to items that will not be reclassified subsequently
Comprehensive income	26,852	(211)	-	26,641	Total comprehensive income for the year
Comprehensive loss attributable to noncontrolling interests	2,152	(5)	-	2,147	Total comprehensive income attributable to noncontrolling interests
Comprehensive income attributable to Himax Technologies, Inc. stockholders	$29,004	$(216)	$-	$28,788	Total comprehensive income attributable to Himax Technologies, Inc. stockholders

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

(4)	Significant reconciliation differences in consolidated statement of cash flows for the year ended December 31, 2017

The Company prepared the statement of cash flows using the indirect method under US GAAP, in which the interest received, the interest paid and the income tax paid are not required to be disclosed separately; instead, the interest received, the interest paid and the income tax paid are included within the operating activities in the statement of cash flows. However, according to IAS No. 7, “Statement of Cash Flows” for the year ended December 31, 2017, the interest received of $2,165 thousand, the interest paid of $565 thousand and the income tax paid $14,683 thousand should be disclosed separately based on their nature in the operating activities, respectively.

Except for the above differences, there are no other significant differences between US GAAP and IFRS in the consolidated statement of cash flows.

(5)	Notes to the reconciliation of the main differences:

A)	Financial instruments

Under US GAAP, investment securities consist of investments in marketable securities and investments in non-marketable equity securities. All of the Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value. Investments in non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.

Under IFRS, IFRS 9 “Financial Instruments” includes guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It is effective for annual reporting periods beginning on January 1, 2018. The Company elects to relieve the retrospective application of measurement of financial instrument under IFRS 9 and just to reclassify the classification of financial instruments under IFRS 9 as follows:

A-1)	As of January 1, 2017, the Company had $10,157 thousand reported as investments in marketable securities available-for-sale, which were time deposit with original maturities more than three months of $5,140 thousand and money market fund of $5,017 thousand under US GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $5,140 thousand and $5,017 thousand, respectively, under IFRS.

As of December 31, 2017, the Company had $10,879 thousand reported as investment in marketable securities available-for-sale, which were time deposit with original maturities more than three months of $10,358 thousand and money market fund of $521 thousand under US GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $10,358 thousand and $521 thousand, respectively, under IFRS.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

A-2)	As of January 1, 2017, the Company had $12,242 thousand reported as investment in non-marketable equity securities under US GAAP, which were unlisted equity securities held for long-term strategies, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $10,562 thousand and $1,680 thousand, respectively, under IFRS.

As of December 31, 2017, the Company had $3,122 thousand reported as investment in non-marketable equity securities under US GAAP, which were unlisted equity securities held for long-term strategies, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $1,600 thousand and $1,522 thousand, respectively, under IFRS.

A-3)	Under US GAAP, the Company recognized redeemable convertible preferred shares which were issued to a non-controlling shareholder by Himax Display Inc., a consolidated subsidiary, as temporary equity. The redeemable convertible preferred shares were presented as redeemable noncontrolling interest and recognized at fair value.

Under IFRS, the Company recognized the above-mentioned redeemable convertible preferred shares as financial liability at amortized cost using effective interest method.

As of January 1, 2017, the Company had $3,656 thousand reported as redeemable noncontrolling interest under US GAAP, that were reclassified to financial liability at amortized cost-noncurrent and recognized interest expense (finance costs) using effective interest method which decreased retained earnings by $868 thousand. After the above adjustments, the Company had $4,524 thousand reported as financial liability at amortized cost-noncurrent under IFRS.

As of December 31, 2017, the Company had $3,656 thousand reported as redeemable noncontrolling interest under US GAAP, that were reclassified to financial liability at amortized cost-current and recognized interest expense (finance costs) using effective interest method which decreased retained earnings by $1,181 thousand. After the above adjustments, the Company had $4,837 thousand reported as financial liability at amortized cost-current under IFRS.

For the year ended December 31, 2017, interest expense (finance costs) was adjusted for an increase of $313 thousand.

B)	Allowance of sales returns and discounts

Under US GAAP, allowance for sales returns and discounts were recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and discounts was presented as a reduction in accounts receivable.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

Under IFRS, the allowance for sales returns and discounts is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions.

As of January 1, 2017 and December 31, 2017, the amounts reclassified from allowance for sales returns and discounts to provisions were $1,536 thousand and $1,203 thousand, respectively.

C)	Property, plant and equipment, net

Under US GAAP, property, plant and equipment typically consist of long-lived tangible assets used to create and distribute an entity's products and including software.

Under IFRS, property, plant and equipment are tangible items that are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period. Certain software that is not an integral part of the related hardware and prepayment for equipment not shipped to the factory are reclassified out from property, plant and equipment under US GAAP and reclassified to other intangible assets, net and other non-current assets as they do not meet the definition of property, plant and equipment under IFRS.

As of January 1, 2017, property, plant and equipment, net of $863 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $611 thousand and $252 thousand, respectively.

As of December 31, 2017, property, plant and equipment, net of $2,098 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $720 thousand and $1,378 thousand, respectively.

D)	Deferred tax assets and liabilities

Under US GAAP, for a particular tax-paying component of an entity and within a particular tax jurisdiction, all current / non-current deferred tax liabilities and assets are offset and presented as a single amount.

Under IFRS, deferred tax liabilities and assets are offset only if the entity has a legally enforceable right to offset current tax liabilities and assets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

As of January 1, 2017, the amounts reclassified from current deferred tax assets to noncurrent deferred tax assets was $5,065 thousand.

As of January 1, 2017 and December 31, 2017, the amounts reclassified from deferred tax assets to deferred tax liabilities were $1,196 thousand and $79 thousand, respectively.

E)	Income taxes payable

Under US GAAP, income taxes payable is classified as current if cash payment is expected within 12 months; if not, the amount is classified as noncurrent.

Under IFRS, income tax payables are classified as current unless an unconditional right to defer payment for a period greater than twelve months exists.

As of January 1, 2017 and December 31, 2017, the amounts reclassified from income taxes payable-noncurrent to income taxes payable-current were $519 thousand and $487 thousand, respectively.

F)	Employee benefits

Under US GAAP, actuarial gains and losses arising in the period are recognized immediately in OCI and amortized from accumulated OCI into the profit or loss over the employees’ remaining service period. The recognition of an asset in respect of a defined benefit plan is not restricted. Interest cost on the net defined liability is determined by applying the discount rate used to measure the defined benefit obligation and return on plan assets is determined by applying the expected long-term rate of return on plan assets to the market related value of the plan assets.

Under IFRS, remeasurements of the net defined benefit liability (asset) are recognized in OCI and are not reclassified to profit or loss in a subsequent period. If the defined benefit plan is in surplus, then the amount of any net asset recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (the asset’s ceiling). Net interest on the net defined benefit liability / asset is determined by applying the discount rate used to measure the defined benefit obligation.

As of January 1, 2017, net defined benefit assets included in other assets, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $55 thousand and an increase of $913 thousand, respectively. Retained earnings was adjusted for a decrease of $1,058 thousand as a result of the aforementioned adjustments.

As of December 31, 2017, net defined benefit assets included in other assets, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $54 thousand and an increase of $984 thousand, respectively. Retained earnings was adjusted for a decrease of $1,128 thousand as a result of the aforementioned adjustments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017 and 2018

For the year ended December 31, 2017, research and development expense, general and administrative expense and sales and marketing expense for employee benefits were adjusted for a decrease of $83 thousand, $11 thousand and $14 thousand, respectively, and in total operating expense decreased $108 thousand. Besides, foreign currency exchanges loss, income tax expense and net loss attributable to noncontrolling interest for employee benefits were adjusted for an increase of $142 thousand, $34 thousand and a decrease of $7 thousand, respectively.

G)	Share-based compensation

For equity instruments vesting in tranches, US GAAP allows for the compensation expense to be recognized in a straight-line method. Under US GAAP, the Company recognized compensation expense by straight-line method and recognized excess tax benefits from share-based payments.

For these equity investments vesting in tranches, IFRS requires each tranche to be accounted for as its own award. Under IFRS, the Company recognized compensation expense separately for each tranche, and there is no requirement of recognizing excess tax benefits.

As of January 1, 2017, the Company reversed excess tax benefits from share-based payments and adjusted the difference for amortization method, which totally decreased additional paid-in capital of $2,877 thousand and increased retained earnings by $2,877 thousand.

As of December 31, 2017, the Company reversed excess tax benefits from share-based payments and adjusted the difference for amortization method, which in total decreased additional paid-in capital of $2,973 thousand and increased retained earnings by $2,973 thousand.

For the year ended December 31, 2017, research and development expense, general and administrative expense and sales and marketing expense for compensation expenses were adjusted for a decrease of $12 thousand, $142 thousand and an increase of $53 thousand, respectively, and in total operating expense decreased $101 thousand.

