Form 20-F
period 2019-12-31
Himax Technologies, Inc.
filed 2020-03-25
CIK 1342338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

Commission file number: 000-51847

HIMAX TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

NO. 26, ZIH LIAN ROAD

SINSHIH DISTRICT, TAINAN CITY 74148

TAIWAN, REPUBLIC OF CHINA

(Address of principal executive offices)

Jackie Chang

Chief Financial Officer

Telephone: +886-2-2370-3999

E-mail: jackie_chang@himax.com.tw

Facsimile: +886-2-2314-0877

10F, No. 1, Xiangyang Road
Taipei 10046

Taiwan, Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary Shares, par value $0.3 per ordinary share	HIMX	The NASDAQ Global Select Market Inc.*

*       Not for trading, but only in connection with the listing on the NASDAQ Global Select Market, Inc. of American Depositary Shares representing such Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 344,368,062 Ordinary Shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$29.91, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2019. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 20, 2020, the noon buying rate was $1.00 to NT$30.3. Unless otherwise indicated, in this annual report, the terms “we”, “us”, “our company”, “our” and “Himax” refers to Himax Technologies, Inc., its predecessor entities and subsidiaries;

the term “Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

“shares” or “ordinary shares” refer to our ordinary shares, par value $0.3 per share;

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

“AIoT” refers to Artificial Intelligence & Internet of Things;

“AMOLED” refers to active matrix organic light-emitting diode;

“ASIC” refers to application specific integrated circuit;

“ASC” refers to active stereo camera 3D sensing, which uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement;

“CMOS” refers to complementary metal oxide semiconductor;

“edge computing” refers to a distributed computing paradigm which brings data computation closer to the location it is needed, to reduce power consumption needed for data computation, improve response time and save bandwidth;

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

“WiseEye®” refers to WiseEye intelligent vision solution is based on Emza’s unique AI-based machine-learning trainable algorithms, on top of Himax’s proprietary computer vision processor and CMOS image sensor – all equipped with ultra-low power design;

“WiseEye WE-I Plus” refers to an AI accelerator-embedded ASIC platform solution for application developers to develop and deploy CNN-based machine learning models on AIoT applications including smart home appliances and surveillance systems;

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

“small and medium-sized panels” refers to panels that are typically around ten inches or less in diagonal measurement. All sizes of smartphone, automotive and tablet displays are identified as small and medium;

all references to “New Taiwan dollars”, “NT dollars” and “NT$” are to the legal currency of the ROC; and

all references to “dollars”, “U.S. dollars” and “$” are to the legal currency of the United States.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of profit or loss data and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included herein, which are presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. The selected consolidated statement of financial position data as of December 31, 2017, set forth below, is derived from our audited consolidated financial statements not included herein. Since 2018 was the first year of our audited consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for the financial years ended December 31, 2017, 2018 and 2019. Additionally, financial data as of and for the years ended December 31, 2015 and 2016 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below, and no audited consolidated financial statements and financial information prepared in accordance with IFRS for the year ended December 31, 2016 have been included in this annual report. Historical financial results as of and for the year ended December 31, 2017 have also been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2017. Our historical results do not necessarily indicate results expected for any future periods.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2017	2018	2019(1)
	(in thousands, except per share data)
Consolidated Statements of Profit or Loss Data:
Revenues	$685,167	$723,605	$671,835
Costs and expenses(2):
Cost of revenues	518,142	554,690	533,916
Research and development	117,662	123,037	114,859
General and administrative	20,461	21,823	23,672
Expected credit loss	155	290	67
Sales and marketing	20,388	20,380	17,628

Operating income (loss)	$8,359	$3,385	$(18,307)

Profit (loss) for the year	$25,538	$6,026	$(16,184)
Profit (loss) attributable to Himax stockholders	$27,680	$8,569	$(13,614)

Earnings (loss) per ordinary share attributable to Himax stockholders:
Basic	$0.08	$0.02	$(0.04)
Diluted	$0.08	$0.02	$(0.04)
Earnings (loss) per ADS attributable to Himax stockholders(3):
Basic	$0.16	$0.05	$(0.08)
Diluted	$0.16	$0.05	$(0.08)
Weighted-average number of ordinary shares used in earnings per share computation(3):
Basic	344,849	345,020	345,101
Diluted	344,903	345,069	345,101
Weighted-average number of ADS equivalent used in earnings per share computation(4):
Basic	172,425	172,510	172,550
Diluted	172,452	172,534	172,550

Cash dividends declared per ordinary share(5)	$0.12	$0.05	$-
Cash dividends declared per ADS	$0.24	$0.10	$-

Note:	(1)	Reflects the adoption of the new accounting standard in fiscal year 2019 related to IFRS 16 “Leases”.

(2)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenues	$204	$90	$9
Research and development	5,222	3,165	339
General and administrative	723	387	50
Sales and marketing	995	544	59
Total	$7,144	$4,186	$457

Of the $7.1 million, $4.2 million and $0.5 million in share-based compensation in 2017, 2018 and 2019, $6.1 million, $3.8 million and nil were settled in cash, respectively.

(3)	Since the Company had net loss for 2019, the unvested RSUs and employee stock options are not being considered with dilutive effect for the year.

(4)	The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. The earnings (loss) per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

(5)	The above cash dividends should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. See “Item 8.A.8. Financial Information—Dividends and Dividend Policy” for more information on our dividends and our dividend policy.

	As of December 31,
	2017	2018	2019
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$138,023	$106,437	$101,055
Accounts receivable, net	188,774	189,279	164,943
Inventories	135,200	162,561	143,774
Total current assets	662,621	654,415	604,668
Total assets	803,193	836,678	818,481
Accounts payable	139,933	150,500	114,320
Total current liabilities	343,726	391,155	380,890
Total liabilities	349,605	394,391	387,237
Ordinary shares	107,010	107,010	107,010
Treasury shares	(8,878)	(8,819)	(8,764)
Total equity	453,588	442,287	431,244

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$29,393	$4,009	$7,656
Net cash used in investing activities	(35,088)	(38,266)	(47,767)
Net cash provided by (used in) financing activities	(41,214)	2,801	35,261

Note:	More detail explanation, please see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition and Business

Our suppliers may have increasing bargaining power as a result of industry consolidation, which could result in an increase in our average unit cost and a decrease in our profit margin.

There has been an increased level of industry consolidation among our suppliers. Merger and acquisition activities will likely increase the size and market power of the relevant suppliers and reduce the number of suppliers we could use under a simpler supplier chain. Such industry change could further reduce the number of suppliers for gold bumping, COF packages services and Tape that we could use. Therefore, suppliers could be in a better position to bargain for higher prices for their services and products, which could result in an increase in our average unit cost. Moreover, as gold is a crucial raw material in the gold bumping process, any increases in the price of gold could result in an increase in our average unit cost and a decrease in our profit margin. If we are unable to transfer any increase in average unit cost to our customers by selling at higher prices, our gross margin would decrease, and our results of operations could be adversely affected.

We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2018 and 2019, 81.0% and 81.1% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, capacity ramp-up, technological advancements and cost reduction with the exception of the new high end and high-resolution products. The average selling prices of TFT-LCD panels could further decline for numerous reasons, including but not limited to the following:

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels;

•	a surge in industrial manufacturing capacity due to the ramping up of new fabrication facilities and/or improvements in production yields; and

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel.

The TFT-LCD panel industry is volatile and difficult to predict. For example, in 2014, the smartphone boom in developed markets and in China generated great demand of small and medium sized panels, helping the TFT-LCD panel business to gradually recover. However, 2015 was a more challenging year for the TFT-LCD industry due to macro uncertainties and soft demand across the consumer electronics sectors. We cannot assure you that such similar events will not occur in the future or there will not be any future shortages of materials or components for our products or our customers’ products or a decrease in demand for our products.

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

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of non-driver products as we diversify our product portfolio and because our non-driver products have higher gross margin than our driver products. Our non-driver products include, among others, timing controllers, touch panel controllers, LCOS and MEMS microdisplays, power management ICs, CMOS image sensors, wafer level optics (WLO) products, 3D sensing solution and ultra-low power smart sensing.

We believe end products utilizing our LCOS technology could potentially be a large market and we have made major progress toward commercialization of LCOS microdisplays for head-mounted-display. On top of that, we have seen supply chain maturing throughout the years with a growing number of significant players investing in microdisplay reference designs. Our LCOS microdisplay business hit on inflection point in September 2015 with pilot production shipment made to a major customer. Since then, we have increased shipments of our LCOS products to some industry heavyweights and secured additional design engagements with current and new customers. Some of our major customers already launched their products in 2016. At present, our main focus areas for LCOS business are AR goggle devices and head-up-displays (HUD) for automotive, while AR will take a few years to fully realize its market potential. We continue to see heavyweight companies allocating major R&D resources and budgets to bring the new products into the market. Tier 1 companies and start-up companies are investing heavily to develop the ecosystem -- applications, software, OS, firmware, system electronics, and optics. With all these investments, we will see an ecosystem build up within the next few years; the AR market will then be in an acceleration mode. While most customers don’t expect big volume for their early generation products, we have been working with many of them for future generation devices. We are committed to providing the best technology to support them in the effort. We are also seeing constant additions of new customers using our LCOS for a variety of new applications. We believe that Himax stands to benefit from our customers’ successful commercialization of their new products due to our unique position as one of the providers of choice for microdisplay and related optics. Nevertheless, these product categories are at a relatively early stage as compared to other products and they have a relatively immature supply chain. Therefore, it is difficult to project the success of the applications that use LCOS microdisplay products.

We also believe there are new market opportunities for our CMOS image sensors. Although it seems relatively challenging for us to gain significant market share in conventional RGB camera, we do think there are various interesting and different applications in imaging. On top of our legacy products in laptop and multimedia, we’ve developed two technologies for computer vision, i.e., near infrared (“NIR”) sensor and Always-on-Sensor (“AoS”). NIR sensor is a building stone for passive as well as active computer vision system. With the special design in pixel architecture and materials, our NIR sensor provides industry leading Quantum Efficiency (“QE”) to absorb NIR signal. AoS, on the other hand, is a specific sensor which consumes only several micro watts to do people detection, eye ball tracking, and other cool features. New sensor architectures, readout, pixel, and the corresponding slim algorithms are integrated together to contribute the always-on feature. Himax is the industry leader in these two new technologies. Given that the two new exciting product lines just hit the market, it’s still quite new to the industry. To build up the competition barrier, we have also devoted ourselves and pour a lot of resources into making the product lines more mature. As a result, these two new products take time to bear some fruits.

Moreover, we continue to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF). However, in 2018, our structured light-based 3D sensing solution targeting Android smartphone’s front-facing application was unsuccessful due to high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications which is limited to phone unlock and online payment. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Since 2019, we are seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. We have been actively working with an industry leading ToF 3D camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Leveraging on our WLO technology, we have made great progress providing the partner with spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation as soon as first quarter of 2020.

We reported at second quarter of 2019 earnings call on August 7, 2019, we have also adjusted our structured light-based 3D sensing technology development to focus on applications for non-smartphone segments which are typically less sensitive to cost and always require a total solution.

Our non-smartphone 3D-sensing engagements have focused on smart door lock and industrial automation segments where we provide structured light-based 3D sensing total solution. We have been collaborating closely with two main types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability. We have started design-in projects with several smart door lock end customers. Separately, we are working with partners who wish to take advantage of our 3D sensing know-how to automate traditional manufacturing to improve efficiency and reducing cost. One market opportunity we are pursuing is shoe factory automation. The prototypes of 3D sensing enabled automatic robotic cementing system are available now for production optimization testing.

Our WiseEye solution contains Himax’s industry leading CMOS image sensor and ASIC designs with Emza’s AI-based algorithm. All with low power features. WiseEye will enable next generation AI-based computer vision technology with ultra-low power for notebook and many other markets. Additionally, our new product WiseEye WE-I plus, as an edge AI computing platform solution, is aggressively joining this edge computing ecosystem by closely working with machine learning framework provider, tool chain developers, AI algorithm developers and OEM/ODM to provide flexible and cost-effective solutions to fulfill this booming but diversified market.

Developing and commercializing each of our non-driver products requires a significant amount of management, engineering and monetary resources. For example, we have established certain in-house facilities for key manufacturing processes of our non-driver products including LCOS microdisplay solutions, wafer-level optics and active alignment for 3D sensing. If we are unable to efficiently ramp up our production facilities or lack of customers’ demand, the lower capacity utilization rate will negatively affect our gross margin and our results of operations. Moreover, we will be subject to ramp-up expenses in the early stage of mass production of our non-driver products. Numerous uncertainties exist in developing new products and we cannot assure you that we will be able to develop our non-driver products successfully. We may underestimate the amount of capital, personnel and other resources required to develop and commercialize our non-driver products, which may affect the success of our growth strategy. We may also overestimate the market potential of the end products that are utilizing or will utilize our non-driver products, which may negatively impact our strategy for the development of non-driver products. In addition, if we are unsuccessful in expanding our product offerings to non-driver products, it may negatively affect our reputation and the status of our brand in our other markets. The failure or delay in the development, production or commercialization of any of our non-driver products, the occurrence of any product defects or design flaws, or the low market acceptance of or demand for either of our products or the end devices using our products may adversely affect our results of operations and growth prospects.

The concentration of our accounts receivable and the extension of payment terms for certain of our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2019, our accounts receivable from Customer A and its affiliates were $62.1 million, which represented approximately 37.7% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extensions of payment terms. We may also agree to grant such requests for the extension of payment terms in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

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

In 2018 and 2019, we derived 81.0% and 81.1% of our revenues, respectively, from the sale of display drivers used for large-sized applications, mobile handset applications and consumer electronics applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry and our display driver business are relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share, which could limit our future growth in revenues.

Failure to grow our unit shipments for display drivers, coupled with a general decline in the average selling prices, could adversely and materially affect our results of operations. See also “—Risks Relating to Our Industry—The average selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.” We expect to continue deriving a substantial portion of our revenues from the sale of display drivers. Therefore, the continued market acceptance of our display drivers is critical to our future success. Failure to grow or maintain our revenues generated from the sales of display drivers could adversely and materially affect our results of operations and financial condition.

Technological innovation may reduce the number of display drivers typically required for each panel, thereby reducing the number of display drivers we are able to sell per panel. If such a reduction in demand is not offset by the general growth of the industry, growth in our market share or an increase in our average selling prices, our revenues may decline.

With the high penetration rate of smartphones, growth of the market has been slowing down in the past years. LCD display and its driver IC in smartphone application is getting more commoditized with lower ASP. Meanwhile, addressable market size of conventional smartphone DDIC is eroded quickly by AMOLED and in-cell TDDIs, which used to be emerging technologies but have ramped up with significant adoption rate. Being one of the leading DDIC suppliers, Himax also has been devoted to development activities for AMOLED DDIC and in-cell TDDIs. Himax TDDI for smartphone has gone through the learning curve since 2016 and have doubled in 2019. However, the AMOLED for smartphone keep penetrating from high-end to mid-end market to compete in-cell LCD with TDDI. The smartphone market continues to embrace new technologies and are moving toward higher frame rate displays to enable smoother screen viewing and gaming experience. This will drive the adoption of next generation high frame rate TDDI solutions, for which Himax is a leading technology provider. Also, industry research indicates that the demand for 5G in China is expected to drive worldwide smartphone growth in 2020 which will in turn stimulate the growth for TDDI. All these trends will benefit Himax.

AMOLED display and related DDICs have been dominated by Korean companies. The marketplace is increasing utilization of the OLED display for smartphone. This is due to expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. We are encouraged by the progress we have made, collaborating closely with leading panel makers across China for AMOLED product development. We believe AMOLED driver ICs will soon become one of the major growth engines for our small panel driver IC business.

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

The scope and complexity of our business has grown significantly since our inception. Our growth has placed, and will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate, retain and manage additional qualified engineers, senior managers, sales and marketing personnel, and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our accounting and internal audit team, including hiring additional personnel with IFRS and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•	continue to develop and commercialize non-driver products, including, among others, timing controllers, touch controller ICs, LCOS and MEMS microdisplays, power management ICs, CMOS image sensors, wafer level optics (WLO) products, 3D sensing solution and ultra-low power smart sensing.

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

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to accurately forecast shipments, average selling prices, cost of revenues, operating expenses, non-operating income/loss, foreign currency exchange rates, and effective income tax rates;

•	our ability to transfer any increase in unit costs to our customers;

•	our ability to accurately perform various tests, estimations and projections, including with respect to the write-down on slow or obsolete inventories, the impairment of non-financial assets, the collectability of accounts receivable, and the realization of deferred tax assets;

•	our ability to successfully design, develop and introduce new or enhanced products acceptable to our customers in a timely manner;

•	changes in the relative mix in the unit shipments of our products, which may have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	our ability to efficiently ramp-up in-house manufacturing facilities;

•	changes in share-based compensation;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation and write-down of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	shortages of other components used in the manufacture of TFT-LCD panels;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in demand of our customers’ end product;

•	changes in our payment terms with our customers and our suppliers;

•	our ability to negotiate favorable prices with customers and suppliers;

•	changes in the available capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	increase in cost of revenues due to inflation;

•	our involvement in litigation or other types of disputes;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth and consumer spending, and the unease in the Middle East;

•	changes in our transfer pricing policy and applicable income tax regulations; and

•	natural disasters, particularly earthquakes and typhoons, or outbreaks of disease affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

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

The fluctuations in the prices of certain metals, chemicals and gasoline and the volatility of foreign exchange rates may have increased costs for foundries and semiconductor service providers. This increase in costs could limit their ability to continue to make the research and development investments needed to keep up with technological advances. Any increase in costs for foundries and semiconductor service providers we use could lead to an increase in our unit costs or could limit our ability to lower our unit costs. We cannot assure you that we will be able to continue to reduce our costs and maintain our profit margins.

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, historically manufactured substantially all of our wafers in the early years since our inception. In order to diversify our foundry sources, we have also used Macronix International Co., Ltd., or Macronix, Nexchip Semiconductor Corporation, or Nexchip Globalfoundries Singapore Pte., Ltd. (formerly Chartered Semiconductor Manufacturing Ltd.), or Globalfoundries Singapore, United Microelectronics Corporation, or UMC, Powerchip Semiconductor Manufacturing Company, or PSMC, Semiconductor Manufacturing International Corporation, or SMIC, and SK hynix system ic or SKHYSI to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

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

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components and other materials include, but are not limited to, color filters, backlight modules, polarizers, printed circuit boards and glass substrates. In the past, companies that use our products in their production have experienced delays in the availability of key components from other suppliers. In addition, component manufacturers may not be able to increase or maintain their component supply because of labor shortage in China or otherwise and may shut down certain of their capacity from time to time because of weak demand, which may increase the instability of timely delivery and the risk of shortage of components. Such shortages of components and other materials critical to the design and manufacture of our customers’ products may cause a slowdown in demand for our products, resulting in a decrease in our sales and adversely affecting our results of operations. In addition, as a result of uncertain demand conditions, our customers may hesitate to build inventory on hand and tend to release orders on short notice.

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

Our products are complex and may require modifications to resolve undetected errors or failures in order for them to function with panels at the desired specifications, which could lead to higher costs, customer dispute, a loss of customers or a delay in market acceptance of our products.

Our products are highly complex and may contain undetected errors or failures when first introduced or as new versions are released. If our products are delivered with errors or defects, we could incur additional development, repair or replacement costs, and our credibility and the market acceptance of our products could be harmed. Defects could also lead to liability for defective products, customer dispute and lawsuits against us or our customers. We have agreed to indemnify some of our customers under some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

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

As of February 29, 2020, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 21.7% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of February 29, 2020, we and our subsidiaries had 160 U.S. patent applications pending, 112 Taiwan patent applications pending and 311 patent applications pending in other jurisdictions, including the PRC, Japan, Korea and Europe. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures which we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other attempts to harm our computer system and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs and cybersecurity threats, is critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Cyber attacks could result in a loss of our intellectual property, the release of commercially sensitive information, the misappropriation of confidential information of our employees, customers or suppliers and the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats.  As of February 29, 2020, we had not been aware of any material cyber attacks or incidents that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereof.

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

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2019, 19.2% of our revenues were derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

On February 6, 2016, the 6.4 magnitude earthquake hit the Tainan area. Fortunately, the Company’s headquarters and the in-house manufacturing facilities for LCOS and WLO products, both located in Tainan, were little affected. Since most of our operations and our customers and suppliers are based mainly in Taiwan, the natural disasters could adversely affect our business, financial condition or results of operations.

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

In recent times, several major systemic political, economic and financial crises negatively affected global business, banking and financial sectors. Most recently, since 2018, there have been political and trade tensions among a number of the world’s major economies. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in Taiwan are sensitive to global economic conditions. Any prolonged slowdown in the global or Taiwanese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A substantial portion of our sales are made to customers in the PRC, which may expose us to additional political, regulatory, and economic risks.

We have been increasingly selling our products to customers in the PRC. In 2018 and 2019, approximately 66.4% and 70.3% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the near future. As a result of this regional customer concentration, we expect to be particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2019, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our operating expenses (including for research and development, general and administrative, and sales and marketing expenses) are denominated in NT dollars and we maintain a portion of our cash in NT dollars for local working capital purposes. For example, in December 2019, approximately 65% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won, Israel new shekel and Chinese Renminbi, and the majority of the remainder in U.S. dollars. However, the subsidiaries located in the R.O.C. adopted Taiwan-IFRS and hereafter changed their functional currency of the tax basis of assets and liabilities from NT dollar to U.S. dollar since year 2016. Accordingly, these subsidiaries are now having a U.S. dollar dominated tax basis and functional currency, which significantly decreases the income tax effect from the fluctuations in exchange rates between the U.S. dollar and the NT dollar.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

The Statute for Industrial Innovation entitles companies to tax credits for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total qualifying research and development expenditure for the current year, subject to a cap of 30% of the income tax payable for the current year. Moreover, any unused tax credits provided under the Statute for Industrial Innovation may not be carried forward. Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, further extended to December 31, 2029, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

According to the amendments to the “Income Tax Act” enacted by the office of the President of the ROC on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. This increase affected the Company’s current tax expense from 2018, and deferred taxes were remeasured in 2018, the period of enactment.

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

(ii)	A PSE is incorporated based on foreign legislation but its place of effective management (PEM) is maintained within the territory of the ROC, and the head office of such PSE will be determined to be within the territory of the ROC and profit-seeking enterprise income tax shall be levied in accordance with the ITA and relevant tax regulations. The aforementioned PEM refers to a place where substantive key management and commercial decisions of an entity’s business and its operations are made. (Article 43-4 PEM rule).

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

In accordance with that commitment, Cayman Islands enacted the International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”) in December 2018. Under the ES Law, if a Cayman Islands company is carrying on as a business one or more “relevant activities” (including: banking, distribution and service center, financing and leasing, fund management, headquarters, holding company, insurance, intellectual property or shipping), it will be required to maintain a substantial economic presence in Cayman Islands and to comply with the economic substance requirements set forth in the ES Law. Companies subject to the economic substance requirements will be required to file a declaration with the Cayman Islands Tax Information Authority stating whether or not they are carrying out relevant activities on an annual basis.

At present, the impact of the ES Law is unclear and it is impossible to predict the nature and effect of these requirements on us. We are currently evaluating the potential effect that the ES Law will have on us.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza, H7N9 influenza, Severe Acute Respiratory Syndrome, or SARS and Coronavirus.

In recent years, there have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, H5N1 virus and H7N9 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. In December 2019, a strain of coronavirus, COVID-19, is currently taking place in China and all over the world. Since substantially all of our operations, customers and suppliers are based in Asia, the outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, SARS, coronavirus or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

The coronavirus outbreak currently taking place in China and all over the world does represent a major uncertainty to our operations, especially for the short term. We are working extremely closely with both our customers and suppliers in our joint efforts to mitigate the risks. The first quarter guidance provided during our fourth quarter earnings call on February 13, 2020 already included the anticipated impact to the business from the coronavirus outbreak which reflects some downward adjustments mainly from certain China-based customers for small-sized display drivers and CMOS image sensors. With vast majority of operations located outside of China, our suppliers are largely unaffected by the coronavirus outbreak. The focus there is primarily the logistics management including the customs operations in various ports in China.

The situation is still evolving. Notwithstanding the uncertainty arisen from the coronavirus, we are confident that we will see decent growth across the board for all our major product categories in 2020.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $1.7 to a high of $4.22 on the NASDAQ Global Select Market in 2019.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 29, 2020, we had 344,368,062 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or existing shareholders could cause the market price of our ADSs to decline.

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

In February 2007, we completed the acquisition of Wisepal, currently known as Himax Semiconductor, Inc., a fabless semiconductor company focusing on the development of LTPS TFT-LCD drivers for small and medium-sized applications. This transaction strengthened our competitive position in the small and medium-sized product areas and further diversified our technology and product offerings. For management purpose, Himax Semiconductor Inc. was merged into Himax Taiwan on July 2, 2018.

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

In June 2018, we completed the acquisition of Emza Visual Sense Ltd., or Emza, which is dedicated to the development of visual sensors that include proprietary machine-vision algorithms and specific architectures that enable always-on visual sensing capabilities, achieving improvement in power consumption, price and form factor. From time to time, we have also made minority investments in various companies for strategic purposes in the ordinary course of business.

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

Investor inquiries should be directed to our Investor Relations department, at +1-949-585-9838 ext.223 or by email to hx_ir@himax.com.tw. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products. We believe that our recognized leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry Background

We mainly operate in the flat panel display semiconductor industry. As the majority of our revenues derive from products that are critical components of flat panel displays, such as display drivers, timing controllers, power ICs and other semiconductor products, our industry is closely linked to the trends and developments of the flat panel display industry.

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

•	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The major application of display driver IC is used on TFT-LCDs. However, AMOLED display is also getting more and more popular in recently years, starting from high-end smartphone and TV applications. Detailed display driver IC specification for LCD and AMOLED are different due to panel characteristics. The two main types of display drivers for a display panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically, multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.

•	Touch controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.

•	Others. Flat panel displays also require multiple general purposes semiconductors such as memory, power converters and inverters.

Characteristics of the Display Driver Market

Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. The display driver market has specific characteristics, including those discussed below.

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, especially China-based manufacturers, have invested or are planning to invest heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on component companies including display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers exacerbates this situation as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

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

Products and Solutions

We have several principal product lines:

•	display drivers and timing controllers;

•	touch controller ICs;

•	ASIC service;

•	LCOS and MEMS products;

•	power ICs;

•	CMOS image sensor products;

•	wafer level optics products;

•	3D sensing business; and

•	Ultra-low power smart sensing.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 7 up to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel design and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high-speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, USI-T, iSP, CEDS, CHPI ,CSPI and CMPI.

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels mainly use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

Our large display driver IC business achieved several milestones in 2019. For example, we successfully added a 12-inch fab into the pool of our foundry capacity for our large display driver ICs to ease the capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. On high-end TV, Himax outpaced peers to lead the mass production of customized high-speed point-to-point (P2P) transmission using embedded panel intra interface such as iSP, CHPI, USI-T and CSPI for 4K TVs and developed a 2-in-1 COF driver to meet the requirements of high channel count and heat dissipation for 8K TV. On gaming monitor, we have high frame rate and high driving driver to meet the needs of various resolutions and frame rates such as UHD 165Hz, QHD 240Hz, FHD 320Hz, etc. We also successfully developed low power consumption driver applied in low power monitor to satisfied Energy star 8.0. Lastly, our P2P driver and TCON ICs with 13.3" FHD can meet Intel 1W project requirement.

We also made tremendous progress in TCON product lines in 2019. Jointly with our Tier 1 customers, we developed 8K TV TCON for their 8K 60 Hz and 120Hz TV from 55” to 110”, leveraging Himax's unique two phase demura and SHR technologies, which can greatly improve mura to improve yield rate of 8K TV panel and solve the problem of insufficient 8K content. We also provide gaming TCON for the new UHD 144Hz gaming monitor and notebook. As for eDP (Embedded DisplayPort) notebook TCONs, Himax continues to develop more power-efficient drivers including mLVDS and P2P interfaces. Our mLVDS is able to integrate P-gamma OP to reduce PCB size and make notebooks slimmer, allowing more space for touch solution integration. Last but not the least, we successfully embedded local dimming in TCON ICs for TFT-LCD automotive applications to support the accelerating trend toward large-scale screen, higher contrast instrument panels needed for drivers to read meter content quickly. This industry-leading next generation automotive display technology has been greatly appreciated by auto OEMs, Tier 1 and panel makers and is expected to begin mass production in an electronic vehicle during 2020.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers	•	384 to 1920 output channels
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	two gamma-type driver to improve display quality
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driving voltage ranging from 7 up to 20V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA
	•	low power consumption and low EMI
	•	support COF and COG package types
	•	support TTL, RSDS, mini-LVDS (up to 400MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface (up to 4Gbps for 8K 120Hz) and customized interface technologies
	•	support dual gate and triple gate panel designs

TFT-LCD Gate Drivers	•	192 to 1600 output channels
	•	output driving voltage ranging from 10 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	support COF and COG package types
	•	support dual gate and triple gate panel designs

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD, UHD and 8K4K (1,920 x 1,080 pixels, 1,920 x 1,200 pixels, 3840 x 2160 and 7680 x 4320)
	•	support TTL, RSDS, mini-LVDS, DETTL, turbo RSDS, CMDI, point-to-point high speed interface and customized output interface technologies
	•	embedded overdrive function to improve response time
	•	support CABC to save power and color engine to enhance color and sharpness
	•	support TTL, LVDS, eDP, G-sync, MIPI and V-by-one input interface technologies
	•	support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs
	•	support amorphous silicon, IGZO and LTPS panel
	•	ASIC AMOLED timing controller

Programmable Gamma OP	•	8 to 16 channel gamma buffer outputs
	•	channel VCOM buffer output
	•	Internal non-volatile memory
	•	2 gamma bank selection, setting time < 3uS
	•	Analog power supply voltage: 9.0V to 20.0V
	•	Digital power supply voltage: 2.7V to 3.6V
	•	Peak current on gamma channels: 200mA
	•	Peak current on VCOM channel: 400mA
	•	Programmable VCOM limit
	•	12C speed up to 1MHz

Electronic Paper Display Applications

We offer display driver for the Electronic Paper Display (EPD) applications, such as reading & writing device, Electronic Shelf Label (ESL) and Signage Display. The Electronic Paper Display (EPD) drivers can support various display resolutions to meet the customized needs of applications.

The following table summarizes the features of our Electronic Paper Display (EPD) solutions:

Product	Features
Electronic Paper Display (EPD)	•	Features 320 to 1920 output channels
Source Drivers	•	output driving voltage ranging from 15 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption and low EMI
	•	support TTL, mini-LVDS cascade modulated driver interface, or point-to-point high speed interface and customized interface technologies
	•	support COF and COG package types

Electronic Paper Display (EPD)	•	100 to 840 output channels
Gate Drivers	•	output driving voltage ranging from 10 up to 50v
	•	input logic voltage ranging from standard 3.3V to low power 1.8V low power consumption support COF and COG package types

Electronic Paper Display (EPD)	•	Highly integrated chip embedded with source driver, timing controller and power circuit
Integrated Drivers	•	source driver output driving voltage ranging up to 30V
	•	Support COG package types

Mobile Handset, Tablet and Consumer Electronics Applications

We offer display drivers for mobile handset, tablet PC and consumer electronics (“CE”) displays that combine source driver, gate driver, timing controller, DC to DC circuits, and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD, LTPS and AMOLED.

Smartphones and tablet PCs have gained greater popularity among consumers and enjoyed higher growth in recent years. This has also contributed to higher demand for mobile handset displays that have a larger size and higher resolution. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), WSVGA (1024 x 600), HD720 (720 x 1280)/ WXGA (800 x 1280), FHD (1080 x 1920) / WUXGA (1200 x 1920) and up to QHD (1440 x 2560) / WQXGA (1600x2560) display driver ICs. We have recently continued to update new products for this mainstream smartphone and tablet PC segment with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. In 2015, we developed new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. In 2016, Himax developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016 and extended TDDI solution to tablet PCs application in 2017. Smartphone display had a dramatic change in terms of aspect ratio, instead of resolution, in 2017. Though display resolution of entry smartphones kept moving up from WVGA or qHD to HD, high-end smartphone display may be stuck at FHD or QHD since it’s pixel per inch is good enough for normal consumers’ daily use. OEMs start to seek for differentiation with 18:9 or even wider aspect ratio, full front displays. Himax has designed conventional 16:9 HD and FHD DDICs capable of supporting 18:9 or wider HD+/FHD+ displays and achieved a number of design-wins with leading Chinese smartphone brands. As in-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular, we re-invented a new generation of TDDIs supporting COG and COF for 18:9 or wider aspect ratio with interlaced output pins, which makes the bottom border of the in-cell touch display even smaller to gain higher display to body ratio. Our new generation FHD+ TDDI with COG and COF are in design-in stage with a few leading Chinese smartphone brands and panel makers. While COG TDDI offers cost effective slim bezel design, TDDI with COF package can enable super-slim bezel design for premium smartphone models. We started small volume shipment in the first half of 2018 with accelerating volume started in the second half of 2018 into 2019 and beyond.

A major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone. This is due to investments on expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. We are collaborating closely with leading panel makers across China for AMOLED product development. We believe AMOLED driver ICs will soon become one of the major growth engines for our small panel driver IC business.

On the other hand, the application of in-cell TDDI start to extend from mainstream smartphone to larger displays in 2018 as Himax start to offer various new TDDI solutions for tablet PCs, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. A COF packaged driver IC solution enables a leading tablet PC OEM successfully launching a WQXGA resolution tablet with super slim bezel. Another new TDDI, supporting up to WUXGA and WQXGA resolution, design-win multiple projects from tablet PC OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which this will commence mass production and contribute to our tablet application business in 2020.

The following table summarizes the features of our products for mobile handsets and tablet application:

Product	Features
Mobile Handset Display Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions from QQVGA (128 x 160 pixels) to QHD (1440 x 2560 pixels)
	•	support up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support color enhancement features including saturation, brightness, and sharpness enhancement
	•	support MIPI interface for smartphone application and LVDS for CE applications
	•	support RAM-less or 1/3 RAM compression technologies
	•	low power consumption and low EMI
	•	fewer external components to reduce costs
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements for LCD or AMOLED
	•	touch display driver integrated circuit (TDDI) for advanced in-cell touch display
	•	extending from 16:9 to 18:9 or wider aspect ratio
	•	COG and COF solutions for super slim bottom border
	•	AMOLED driver IC with sub-pixel rendering, Demura-IPs for FHD+

Tablet PC Display Drivers	•	highly integrated single chip embedded with the source driver, power circuit, and timing controller
	•	suitable for a wide range of resolutions from WSVGA (600 x 1024), WXGA (800 x 1280), WUXGA (1200x1920) to WQXGA (1600 x 2560)
	•	support up to 16 million colors
	•	support RGB separated gamma adjustment
	•	support CABC
	•	support color enhancement features
	•	support MIPI interface
	•	touch display driver integrated circuit (TDDI) for advanced in-cell touch display
	•	supporting TDDI with active stylus
	•	COG and COF solutions for super slim bezel

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

The following table summarizes the features of our products used in automotive display applications:

Product	Features
TFT-LCD Source Drivers	•	642 to 1,920 output channels
	•	6-bit (262K colors), 8-bit (16.7 million colors)
	•	support RSDS, mini-LVDS, Point-to-Point interfaces
	•	output driving voltage ranging up to 15V
	•	support COG and COF package type

TFT-LCD Gate Drivers	•	100 to 1,600 output channels
	•	output driving voltage ranging up to 40V
	•	support COG and COF package type

TFT-LCD Integrated Drivers	•	highly integrated chip embedded with source driver, timing controller and power circuit
	•	support RGB, LVDS input interfaces
	•	support Single Gate, Dual Gate, Triple Gate panel structure
	•	support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
	•	support resolution up to 2880 RGBx1080 with cascaded chips
	•	source driver output driving voltage ranging up to ±6.6V or 16V
	•	support Fail Detect Function, including CRC Function
	•	support Local Dimming Function
	•	support Teletext OSD function
	•	support COG and COF package type

Timing Controllers	•	support LVDS, eDP 1.2 input interface
	•	support RSDS, mini-LVDS, Point-to-Point output interfaces
	•	support Single Gate, Dual Gate, Triple Gate panel structure
	•	support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
	•	support various resolutions up to 4K1K(ICD) or 3K2K(CID)
	•	support Local Dimming Function
	•	support Fail Detect Function, including CRC Function

TFT-LCD TDDI Drivers	•	highly integrated chip embedded with source driver, timing controller, touch controller and power circuit
	•	support LVDS input interfaces
	•	support Single Gate, Dual Gate, Triple Gate a-TFT panel structure
	•	support 2MUX, 3MUX, 6MUX LTPS panel structure
	•	support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
	•	support resolution up to 5760RBx720 with cascaded chips
	•	source driver output driving voltage ranging up to ±6.6V
	•	support Fail Detect Function, including CRC Function
	•	support Color Engine function
	•	support COG package type

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

In 2015, we grew shipments of our touch controller product line with successful design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities endorsed by highly recognized end brands also caught the attention of leading in-cell panel makers. They have engaged us in the development of touch-display driver integrated circuit (TDDI) as a key strategic partner rather than just a display driver IC supplier. We have developed a series of TDDI in 2015 and 2016 for these tier one in-cell touch panel makers and started mass production in smartphone brands. We also started the mass production of our TDDI in tablet PC and automotive displays in 2019. In-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has become the mainstream technology. Over time we will expand our TDDI solutions to replace discrete DDIC and touch controller IC.

The following table summarizes the features of our touch controller products:

Product	Features
Capacitive Touch Controller	•	complete single chip touch controller solutions for handheld devices, supporting smartphones and tablet PCs
	•	real multi-point capability support of up to 10 points
	•	mass production with GG, GFF and one glass solution (“OGS”), and On-cell touch
	•	support advanced functions such as passive stylus, glove, etc.
	•	minimum components: simple, neat, and flexible mechanical design

   ASIC service

From 2012, we had successfully completed several ASIC service projects for Japan top TV, Project and HMD makers with advanced and high performance customized video processing chips. All of these chips are implemented with our proprietary video process platform that includes our video process display IP and high-speed transmission IPs. The process nodes adopted for these ASIC are usually 40nm, 55nm and even 28nm processes. From 2016, we also developed the depth sensing technology that aims 3D sensing and AR/VR markets. On the other hand, the low power Convolution Neural Network (CNN) accelerator platform is also developed for the emerging ultra-low-power Computer Vision market.

The following table summarizes the features of our ASIC service:

Product	Features
ASIC Service	•	Well-established ASIC development platform, based on our unique video processor and image processing technologies.
	•	offer a wide variety of video interface IPs, like LVDS, HDMI, DVI, V-by-one, Display port, MIPI, MHL, etc.
	•	built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc
	•	built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
	•	support 4K x 2K/ 5K x 2K/ 8K x 4K display
	•	Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications
	•	Low power Convolution Neural Network (CNN) algorithm and hardware accelerator for Computer Vision market

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

Both technologies have their own merits for different applications in resolution, power consumption, size, cost, optical engine design, and image quality. Many of our industry-leading customers have demonstrated their state-of-the-art products, including holographic HUD, AR glasses and LiDAR system, with Himax LCOS technology inside at the 2020 CES with positive market feedbacks. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

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

LED driver

A light-emitting diode (LED) is a semiconductor light source that is widely used in lighting, display and TFT LCD backlight nowadays. The advantages of LEDs as light sources are the small size, fast switching, low power consumption and long lifetime etc.

LED driver IC is designed to dim the LEDs with critical features like, high current accuracy, high current matching, short LED protection, open LED protection, over voltage protection, ghosting effect reduction and current sink leakage protection etc.

Product	Features
Customer ASIC	•	By Customer Specification

   CMOS Image Sensor Products

The CMOS image sensor products are developed by our subsidiary, Himax Imaging. The products were designed firstly for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. Based on the technologies and IP we developed, our product lines have been expanded to cover three domains: ultra-low power computer vision- Always-On Sensor (“AoS”), Near Infrared (“NIR”) sensor, and big pixel BSI sensors in automotive and surveillance. In 2019, we further prioritized our focus on ultra-low power computer vision- Always-On Sensor (“AoS”) as the demand for battery-powered smart device with AI intelligent sensing is rapidly growing. Together with the technologies we already developed, such as Near Infrared (“NIR”) sensor, we can provide our customers the best integrated solutions for several specific domains.

In addition to advancing our AoS sensor to drive the power as low as possible, we also devote ourselves to developing sensors that have industry leading small pixel (1.12um) with higher near infrared Quantum Efficiency (“QE”) to support the new generation cameras. Their superior performance hugely helps to reduce the system’s power consumption and therefore enhances the system performance. With the high QE in NIR band, we open the doors to building more sensor and camera systems for machine vision. For example, our latest laptop product, HM110B1, is a critical part of Himax’s WiseEye solution, an AI-based ultra-low power smart sensing total solution. Given its cool and slim (narrower than 2mm) dimension to support ultra-thin bezel, we combine original RGB video conference sensor, IR sensor originally for Windows Hello support, and newly added intelligent AoS sensor into a single silicon. This 3-in-1 sensor not only enables new features, but also hugely saves laptop makers’ effort in mechanical design and overall cost.

We are committed to be a key player in the CMOS image sensor business with investments in experienced human resources, an efficient supply chain, and strategic technology developments and partnerships to further increase the performance and features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
5MP UltraSense 2TM NIR Sensor	•	1/2.6” format color type with high sensitivity BSI pixel
	•	5MP resolution at 45 frames per second, support QHD video at 60 frames per second
	•	Compact die size design to support small modules
	•	4x NIR sensitivity at 940nm
	•	4-lane MIPI CSI2 outputs RAW8/10

2.0MP ClearViewTM Color Image Sensor	•	1/5” format color type
	•	UXGA YUV output at 30 frames per second, 720p HD resolution at 60 frames per second
	•	1-lane MIPI CSI2 outputs RAW8/10

FHD 1/6” 1080p UltraSenseTM Color Image Sensor	•	1/6” format with high sensitivity BSI pixel
	•	1080p FHD resolution at 60 frames per second
	•	Low power consumption
	•	Alternating frame support for HDR
	•	Provide 2x2 RGB-IR option
	•	2-lane MIPI CSI2 outputs
	•	Frame-Sync control for multiple camera system

FHD 1/3” 1080p UltraSenseTM Color Image Sensor	•	1/3” format with high sensitivity BSI pixel
	•	1080p HD resolution at 60 frames per second
	•	Low power consumption
	•	Support for Staggered HDR
	•	Provide high NIR sensitivity option
	•	2-lane MIPI CSI2 and 12bit parallel DVP outputs
	•	Frame-Sync control for multiple camera system

FHD 1/4” 1080p UltraSenseTM Color Image Sensor	•	1/4” format with high sensitivity BSI pixel
	•	1080p FHD resolution at 30 frames per second
	•	Low power consumption
	•	Provide high NIR sensitivity and 4x4 RGB-IR option
	•	2-lane MIPI CSI2 and 10bit parallel DVP outputs
	•	Frame-Sync control for multiple camera system

Product	Features
HD 720p UltraSenseTM Color Image Sensor	•	1/6.5” format with high sensitivity BSI pixel
	•	720p HD resolution at 60 frames per second
	•	Low power consumption
	•	Support Intel SSC function on MIPI I/F
	•	1-lane MIPI CSI2 outputs RAW8/10

HD 720p UltraSense 2TM Color Image Sensor	•	1/9” format with high sensitivity BSI pixel
	•	720p HD resolution at 30 frames per second
	•	Low power consumption
	•	Support LED-sync for Microsoft Windows Hello
	•	1-lane MIPI CSI2 outputs RAW8/10

HD 720p Ultra Low Power Color Image Sensor	•	1/11” format with high sensitivity BSI pixel
	•	720p HD resolution at 60 frames per second
	•	Ultra slim design to meet 2.2mm narrow bezel notebook computer
	•	Provide Ultra Low Power mode >1mW for qqHD 3fps for human detection application
	•	Provide RGB-IR version for Windows Hello
	•	Support Motion Detection to save system power
	•	SPI and 1-lane MIPI CSI2 dual outputs for both detection and video

1.3MP ClearSenseTM EDR Color Image Sensor embedded with	•	1/4” format with ultra-high sensitivity
image processor for Surveillance	•	ClearSenseTM achieves higher dynamic range in color up to 84dB with on-chip tone mapping
	•	800p and 720p resolution at 30 frames per second
	•	FlexiTM engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
	•	Anti-blooming and dark sun cancellation
	•	Built-in low dropout regulator and power on reset
	•	10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.2MP UltraSense 2TM Color Image Sensor embedded with	•	1/4” format with ultra-high sensitivity
image processor for Automotive	•	Ultrasense 2TM BSI pixel offers higher sensitivity for low light condition
	•	Operation up to 105ºC
	•	960p and 720p resolution at 30 frames per second
	•	Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment
	•	Dynamic Range Optimizer offers best dynamic range of video
	•	Anti-blooming and dark sun cancellation
	•	Built-in low dropout regulator and power on reset
	•	10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL WVGA Color Image System on embedded with	•	High sensitivity, low noise VGA sensor operating up to 60FPS
image processor for Automotive and Surveillance	•	Visible and near infrared sensitivity
	•	Operation up to 105ºC
	•	Ultra-compact automotive package
	•	Advanced defect correction with built-in temperature sensor
	•	Embedded ISP with programmable automatic exposure and white balance
	•	Optical alignment pixel with crop and zoom to native resolution
	•	4Kb OTP for sensor initialization, module storage, and overlay setting
	•	Multi-color static overlay engine

Product	Features
QVGA Ultra-Low Power CMOS Color Image System for Machine	•	High sensitivity, low noise 1/11” 320x320 image area
Vision and Detection	•	Under 2.5mW at QVGA 30fps and 1mW at QQVGA 15fps
	•	Embedded auto-exposure and motion detection
	•	NeoPac and CSP package
	•	Parallel 8bits, 4bits and 1bit data output

VGA Ultra-Low Power CMOS Color Image System for Machine	•	High sensitivity, low noise 1/6” 640x480 image area
Vision and Detection	•	Operates approximately 7mA VGA 60FPS to 140µA in QVGA 2FPS mode
	•	Provide high accurate motion detection
	•	Pre-metered exposure provides well exposed first frame and after extended sleep (blanking) period
	•	Automatic wake and sleep operation with programmable event interrupt to host processor
	•	Parallel 8bits and 1-Lane MIPI CSI2 interface

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

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill on anchor customer’s higher demand with a significant year-over-year increase. Himax’s WLO business in terms of shipment volume has been largely dependent on one anchor customer for the past 30 months. We continue to make progress with our ongoing R&D projects for next generation products centered around our exceptional design know-how and mass production expertise in WLO technology.

The following table sets forth the features of our wafer level optics products:

Product	Features
Refractive Optical Lens	•	for Micro Lens Array (MLA) illumination diffuser, lighting control, flux illumination lens, collimation lens, and compact size camera lens
	•	provide multi-layer solution including optical AR coating, IR-cutting filter coating, aspheric surface
	•	double-side manufacture process
	•	already in mass production

Diffractive Optical Element (DOE)	•	computational imaging, flux illumination, dot projector for 3D sensing, 3D reconstruction, gesture and illumination control
	•	using WLO process to integral multi-layers DOE and refractive lens
	•	provide customized solution for specific application
	•	the smallest form factor and reflowable component
	•	eye safety detect circuit embedded

Diffuser element for flood illumination and TOF	•	using WLO process to integral multi-layers DOE technology
	•	the smallest form factor and reflowable component
	•	eye safety detect circuit embedded

Near Infrared (NIR) Projector Module	•	dot projector module solution for computer vision, 3D sensing, 3D reconstruction, gesture and illumination control
	•	integral NIR Laser (830/850/940nm), optical system (refractive+ diffractive lens) and high precise active alignment assembly solution to provide the smallest form factor
	•	module design for smartphone and other mobile devices
	•	provide customized module solution for different application
	•	the smallest form factor and reflowable device
	•	including active eye safety solution (Class-1)

Flood illumination Module	•	provide customized solution for specific application integral NIR Laser (830/850/940nm), and high precise active alignment assembly solution
	•	module design for smartphone and other mobile devices
	•	the smallest form factor and reflowable device
	•	including active eye safety solution (Class-1)

3D Sensing Business

We continue to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF). However, in 2018, our structured light-based 3D sensing total solution targeting Android smartphone’s front-facing application was unsuccessful due to the high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications which is limited to phone unlock and online payment. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience.

Being a leading provider of 3D sensing technology, Himax is also an active participant in smartphone OEMs’ design projects for new devices involving ToF technology. We are seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. Unlike structured light 3D sensing where we provide total solution or just projector module or optics depending on customers’ needs, with ToF, we will only focus on transmitter module by leveraging our WLO related expertise. In the past few months, we have been actively working with an industry leading ToF 3D camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Leveraging on our WLO technology, we have made great progress providing the partner with spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation as soon as first quarter of 2020.

We reported at second quarter 2019 earnings call on August 7, we have adjusted our structured light-based 3D sensing technology development to focus on applications for non-smartphone segments which are typically less sensitive to cost and always require a total solution.

3D sensing can have a wide range of applications beyond smartphone. We have started to explore business opportunities in various industries by leveraging our structured light 3D sensing total solution. Such industries are typically less sensitive to cost and always require a total solution. Our current non-smartphone 3D-sensing engagements have focused on smart door lock and industrial automation segments where we provide structured light-based 3D sensing total solution. We have been collaborating closely mainly with two types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability. We have started design-in projects with several smart door lock end customers. Separately, as we previously mentioned, we are working with partners who wish to take advantage of our 3D sensing know-how to achieve efficiency improvement and cost reduction in traditional manufacturing. One market opportunity we are pursuing is shoe factory automation. The prototypes of 3D sensing enabled automatic robotic cementing system are available now for production optimization testing.

Our critical 3D sensing Technologies include the followings.

Wafer Level Optics Products

WLO is one of the key technologies enabling 3D sensing, AR goggle devices, and many other applications. At present, 3D sensing is the top priority of our WLO business. Levering on our exceptional design know-how and mass production experience in WLO technology, we are able to produce the world’s most compact optics required of 3D sensing while achieving superior performance and lower costs.

ASIC

One of the critical elements of our 3D sensing total solution is an ASIC for 3D depth map generation. We are able to develop the ASIC thanks to our unique in-house capability in developing video ASICs for customers. Equipped with the ASIC, our 3D sensing total solution can substantially reduce the power consumed while processing 3D sensing, enhance personal data security, accelerate the 3D depth map generation, and provide the superior depth data output match with our optical component. We view this unique capability as a significant competitive advantage. It has been and will continue to be one of our key drivers in the success of our 3D sensing total solution.

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

The following table sets forth the features of our SLiMTM 3D sensing total solutions:

Product	Features
SLiMTM 3D sensing total solution	•	Dot projector: More than 33,000 invisible dots, the highest in the industry, projected onto object to build the most sophisticated 3D depth map among all structured light solutions
	•	Depth map accuracy: Error rate of < 0.5% within the entire operation range of 30cm-100cm
	•	Face recognition: Enabled by the most sophisticated 3D depth data to build unique facial map that can be used for instant unlock and secure online payment
	•	Indoor/outdoor sensitivity: Superior sensing capability even under total darkness or bright sunlight
	•	Eye safety: Certified for IEC 60825 Class 1, the international laser product standard which governs laser product safety under all conditions of normal use with naked eyes
	•	Glass broken detection: Patented glass broken detection mechanism in the dot projector whereby laser is shut down instantaneously in the event of broken glass in the projector
	•	Power consumption: Less than 400mW for projector, sensor and depth decoding combined, making it the lowest power consuming 3D sensing device by far among all structured light solutions
	•	Module size: the smallest structured light solution in the market, ideal for embedded and mobile device integration

Ultra-low power smart sensing

The demand for always-on battery-powered smart devices with AI intelligent sensing is rapidly growing. By combining an ultra-low-power image sensor with a custom computer vision ASIC and machine-learning algorithms, Himax WiseEye® is helping to enrich connected devices with AI. With an always-on camera optimized algorithm performance, the system consumes less than 1mW and is leading the industry in next-generation, battery operated, clever visual sensors. The WiseEye total solution is also being evaluated in variety of applications, security, smart building, industrial and automotive are only few. Currently laptop is the market of focus. Himax WiseEye 2.0 NB solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution, respecting privacy while enhancing security for notebook users. At the CES 2020, several leading notebook OEMs and ODMs demonstrated our WiseEye NB solution in their next generation premium notebooks with positive feedback.

In addition to notebook, we have also made progress in the displays and IoT markets. Innolux, one of the world's leading manufacturers of TFT-LCD displays, has integrated the Himax-Emza WiseEye solution into displays to enable consumer privacy protection in real time. Chicony, one of the largest ODMs in the world, and Emza jointly announced a reference design of the world’s first battery-powered human sensing solution for IoT in December 2019. Both Innolux and Chicony showcased their products at the CES. Except for providing total solution, Himax is also able to offer ultra-low power smart sensing on the basis of individual parts so as to address the market’s different needs and maximize the potential opportunities for Himax.

The following table sets forth the features of our ultra-low power smart sensing - WiseEye total solutions:

Product	Features
WiseEye ULP AI based total solution	•	Ideal for battery operated devices enables always on mode of operation supporting both continuous operation and periodic wakeup mode, enabling long battery life
	•	Total solution supports use of a variety of Himax CMOS image sensors – HM01B1 qVGA, HM0369 VGA and HM11B1 RGB/IR/AI hybrid sensor. Uniquely designed for ULP Computer Vision applications with always on scanning as low as 100uW.
	•	ULP CV MCU: WiseEye 1 ASIC a unique ULP computer vision processing silicon that is targeting always on applications with a sub 1mW capabilities. Processing at the edge: motion detection, human detection and face detection.
	•	Emza computer vision algorithms, a lean machine learning framework. Sensor is trainable for desired use cases (human full body, human upper body, face). Works on ultra-low compute resources platform (CPU clock, internal memory)
	•	Total solution support Zoning capabilities and ignores events in non-relevant space.

Himax’s proprietary computer vision processor, WiseEye WE-I Plus, is an AI-enabled ASIC platform solution. It can support popular machine learning frameworks, such as Google Tensor Flow lite, for the system customer to develop a wide range of video and audio AI applications where power is a strict constraint and on-device memory is limited. Typical applications include smart home applications and surveillance systems. Besides from providing edge AI ASIC platform solutions to end customers to build their own solutions, WiseEye WE-I Plus ASIC also work with some first-tier voice and image algorithm solution venders and system integration vendors to build up ECO system to provide turn-key solutions. There are four target markets in which we already have established the total solutions and work with some brand name companies, including AI TV, Smart Air conditioner, Smart door lock and Smart Surveillance.

The following table sets forth the features of our WiseEye WE-I Plus ASIC product:

Product	Features
WiseEye WE-I Plus ASIC	•	Ultra-low power consumption: 40 uW/MHz
	•	Support image, voice trigger simultaneously to wake up system
	•	Optimized multi-layer power states for always-on applications
	•	Ready-for- use software package and Machine Learning Library, including device driver, SDK and embARC Machine Learning Inference Library to support Google TensorFlow Lite Micro framework
	•	ARC-EM9D 32-bit DSP: Frequency up to 400MHz,
	•	Memory: Up to 2MByte SRAM
	•	High performance pixel processing accelerator and JPEG codec
	•	Security Engine: Support secure boot, secure FW update, secure debug mode, Support AES 128bits, RSA 2048bits, Hash-256, TRNG, Secure key management
	•	Peripheral: 1/4/8-bit camera interface, I2C/SPI master/slave, UART, PWM, GPIO with 5 wake-up pins, 12-bit ADC with 4 channels, up to 1Msps, RTC Timer

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

3D Technologies. Several technologies in Himax are integrated together to form our 3D solution. First, wafer level imprinted technology is used to design and manufacture DOE and WLO. Then, our in-house capability on semiconductor enable us to design IC particularly match our optical component. Our expertise in precision assembly in optics also help us to provide a more complete solution to our customers.

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

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2019, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 74.6% and 75.6% of our revenues in 2018 and 2019, respectively. In 2018 and 2019, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 28.1% and 29.5% of our revenues, respectively; customer B and its affiliates accounted for 12.6% and 8.9% of our revenues, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

As a semiconductor company, we are not immune to a customer’s supplier decision which can work in or against our favor. We were informed of a product replacement decision by the anchor customer after our fourth quarter 2018 earnings call on February 19, 2019. Foreseeing that WLO shipment volume in 2019 would decline significantly starting from the third quarter, we disclosed the information in our 20-F filing in March 2019. The filing also warned of the additional negative impact the anticipated volume fall-off would cause to our 2019 margin and profitability as the substantial cut-back of WLO fab capacity utilization would lead to higher equipment depreciation and fab overhead on a per unit basis. As it turned out, we have been notified by the anchor customer of their new decision. Contrary to our earlier warning, our second half 2019 WLO shipment increased significantly to a scale higher than that of the same period last year. We believe the customer’s earlier replacement decision was a normal occurrence in the semiconductor industry and are pleased that its new decision has removed the concerns on the short-term impact over the revenue and profitability of our WLO business. Regardless, we believe such incidents would not affect our long-term partnership with the anchor customer. We continue to make progress with our ongoing R&D projects for next generation products centered around our exceptional design know-how and mass production expertise in WLO technology.

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

We operate a fab under Himax Display primarily for performing manufacturing processes for our LCOS microdisplays. Moreover, for better integration, we also established an in-house color filter facility under Himax Taiwan, which commenced shipments from 2010. This in-house facility provides color filter for CMOS image sensor products with over 50 million optics shipment record to tier-1 customers and LCOS products. The color filter line is a critical and unique process for our proprietary single-panel color LCOS microdisplays. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers. In addition, we have established an in-house WLO facility under Himax Taiwan for the key process of our wafer level optics products, which commenced small-scale shipments in December 2009. We began construction of our new building, Fab 2, in March 2017, located nearby the current headquarters to house additional WLO capacity, the new active alignment equipment needed for our 3D sensing business and to provide extra office space. The construction of Fab 2 was completed in the first half of 2018.

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

In November 2002, we received ISO 9001 certification, which was renewed in February 2018 and will expire in February 2021. In February 2006, we received ISO 14001 certification, which was renewed in December 2017 and will expire in December 2020. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in February 2019 and will expire in March 2022.

Environmental Management System and Safety and Health Management System

Himax follows closely the global environmental trends, including energy saving and waste reduction, in its daily operations. The Company is certified in accordance with ISO14001, OHSAS18001 and ISO14064.

Himax is a leader in its sector when it comes to the environment and safety, operating under measures much more stringent than domestic regulations. The Company aims to grow sustainably, delivering economic, social and environmental benefits with its healthy employees.

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

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, Vanguard, Macronix, Globalfoundries Singapore, SMIC and PSMC in the past few years and have also established relationships with UMC, Nexchip and SKHYSI. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Nexchip Semiconductor Corporation Powerchip Semiconductor Manufacturing Corp.	ChipMOS Technologies Inc. LB Semicon, Inc.
Semiconductor Manufacturing International Corporation	Nepes Corporation
SK hynix system ic	Union Semiconductor Co., Ltd.
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco., Ltd.	Chipbond Technology Corporation
Chipbond Technology Corporation	Chipmore International Trading Company Ltd.
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
Global Testing Corporation
Greatek Electronics Inc. King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation LB Semicon, Inc. Union Semiconductor Co., Ltd.

Intellectual Property

As of February 29, 2020, we held a total of 2,918 patents, including 1,374 in Taiwan, 892 in the United States, 567 in China, and 85 in other countries. The expiration dates of our patents range from 2020 to 2039. We also have a total of 112 pending patent applications in Taiwan, 160 in the United States and 311 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States, as well as “EMZA VISUAL SENSE and logo” and “WISEEYE” as trademarks in Israel and the United States.

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

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Silicon Works Co. Ltd., ESWIN, Chipone, Newvision,R DJ, Hisilicon and Synaptics Incorporated. We also face competition from integrated device manufacturers, such as Rohm Co., Ltd.

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

For In-cell TDDI, we compete with Novatek Microelectronics Cop., Synaptics Inc., Focaltech System Co., Ltd., and Ilitek Corp.

For LCOS microdisplay products, we face competition from OmniVision, Jasper, Citizen, Syndiant, Kopin, Compound Photonics and RAONTECH. We also compete with alternative microdsiplay technology providers such as Texas Instruments with DLP, Sony with Micro OLED and Bosch with scanning mirror.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corp., Global Mixed-mode Technology Inc., Novatek Microelectronics Corp., Fitipower Integrated Technology Inc. We also compete with worldwide suppliers such as Silergy Corp., and Rohm Co., Ltd.

For CMOS image sensor products, our focus is on machine vision. Competition in this space is primarily from OmniVision Technologies Inc. and Sony Corporation.

For wafer level optics products, we face competition primarily from Heptagon that was acquired by ams AG.

For 3D sensing, Himax is one of the few companies that can provide the one-stop solution though there are more companies attempting to jump into the game. ams AG will be the main competitor we face in the worldwide.

For ultra-low power smart sensing WiseEye total solution. The main competition is Qualcomm with its “Glance” device. Few additional small size companies develop AI base edge devise. However, Himax is the only vendor who can offer a truly in-house vertically integrated solution comprise with all three building blocks required by customers: CMOS sensor, purposely designed MCU and the AI algorithm.

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

Environmental Matters

Himax is required to ensure its products and is obligated to comply with valid regulations and governmental authorities’ regulatory directives in applicable jurisdictions on topic of Environmental Protection. Additionally, Himax Taiwan maintains a color filter facility and a wafer level optics facility and Himax Display maintains a facility for our LCOS products as well as Himax IGI operates under the designated facility related for 3D mask production, where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC and US jurisdiction applicable. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of February 29, 2020.

The following table sets forth summary information for our subsidiaries as of February 29, 2020.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest
Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.7	%(1)
Integrated Microdisplays Limited	LCOS design	Hong Kong	82.7	%(3)
Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.7	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	96.9	%(1)
Himax Imaging Corp.	IC design	California, USA	96.9	%(4)
Himax Media Solutions, Inc.	ASIC service	ROC	99.2	%(1)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.0	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
Emza Visual Sense Ltd.	Visual sensors and efficient machine vision algorithm	Israel	100.0	%(1)

(1) Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2) Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3) Indirectly, through our 82.7% ownership of Himax Display, Inc.

(4) Indirectly, through our 96.9% ownership of Himax Imaging, Ltd.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. We began construction of our new building, Fab 2, in March 2017, located nearby the current headquarters. The newly completed building, located at a 42,619 square meter facility, houses additional WLO capacity, the new active alignment equipment needed for our 3D sensing business and provide extra office space. The facilities house our research and development, engineering, sales and marketing, operations and general administrative staff.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein which are prepared in accordance with IFRS.

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2018 compared to 2017, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the United States Securities and Exchange Commission on March 28, 2019.

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. We also offer digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, ultra-low power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

We operate primarily in a fabless business model that utilizes substantially third-party foundry and assembly and testing capabilities. We leverage our experience and engineering expertise to design high-performance semiconductors and rely largely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing with the exception of manufacturing of LCOS microdisplay, wafer level optics products and active alignment for 3D sensing, which we manufacture through our own factories. We are able to take advantage of the economies of scale and the specialization of our third-party semiconductor manufacturing service providers. Our primarily fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product. For LCOS microdisplay and wafer level optics products, our in-house factories enable us to protect our proprietary technologies and manufacturing expertise in the effort to further expand these businesses.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2019 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

From 2011 to 2014, smartphone and tablet boom across the world created impressive demand of TFT-LCD panels. The phenomenal smartphone market growth naturally invited intense competition in the driver IC space, especially in the lower-end segments, resulting in severe ASP pressure. In the second half of 2015, over-supply issues happened to the large-sized TFT-LCD panel industry again. As high inventory level was built up in the first half of 2015 along with new capacity ramp from China panel makers, ASP pressure became intense as a result. In the first half of 2016, our large-sized display drivers suffered from another ASP erosion due to the oversupply in large-sized TFT-LCD panel industry. Large-sized display drivers and small and medium-sized panel driver business also experienced ASP erosion from 2017. In addition, our average selling prices are affected by the size and bargaining power of our customers. The merger of CMO, the predecessor of Innolux and TPO could negatively affect our ability to maintain, if not raise, our selling prices. In addition, as new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. For example, as competitors have started to enter into the smartphone driver IC space and compete aggressively to get market share since the second quarter of 2012, average selling prices of smartphone driver IC for mid to low-end resolution have been under pressure since then. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD panel products trending toward higher resolution.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2017, 2018 and 2019 was 75.6%, 76.7% and 79.5%, respectively. In 2019, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 47.0%, the cost of processed tape was 12.8%, the cost of assembly and testing was 39.4%, and overhead was 0.8%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Share-Based Compensation Expenses

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses, which consist of charges taken relating to grants of mainly RSUs as well as stock options and non-vested shares to employees.

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $6.9 million, $4.1 million and $0.1 million in 2017, 2018 and 2019, respectively. See “—Critical Accounting Policies and Estimates—Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $6.1 million, $3.8 million and nil in 2017, 2018 and 2019, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2017, 2018 and 2019 as reflected in our consolidated financial statements. However, we did not grant RSUs in 2019 but granted stock options to employees instead.

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

Employee stock options. We made grants of 2,226,690 units of stock option to purchase 2,226,690 units ADS to certain employees at an exercise price of $2.27 on September 30, 2019. The vesting schedule was that 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. We recognized share-based compensation expenses regarding stock options under the long-term incentive plan totaling $0.3 million in 2019.

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

Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, further extended to December 31, 2029, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, LCOS microdisplay solutions, power management ICs, CMOS image sensors, 3D sensing solution, ultra-low power smart sensing, wafer level optics products, and ASIC service.

Revenues from large-sized application totaled $237.3 million in 2019, a decrease of 8.9% year-over-year, representing 35.3% of our total revenues, as compared to 36.0% in 2018. The year-over-year decrease was primarily from panel makers’ ongoing inventory correction driven by weak TV demand and industry-wide oversupply. Revenues from small and medium-sized applications totaled $307.4 million in 2019, a decrease of 5.6% year-over-year, representing 45.8% of our total revenues, as compared to 45.0% in 2018. Combing TDDI and traditional discrete smartphone driver, sales into mobile handsets application in this segment increased 2.4% in 2019 attributed to the TDDI shipment for smartphone close to double as our fulfillment was capped in 2018 by capacity constraint. In 2019, display drivers for consumer electronics applications decreased 9.8% mainly due to the decline of automotive business as automotive sales worldwide declined sharply since fourth quarter of 2018 over worries of economic slowdown and trade conflicts, as well as the decline of the tablet and other consumer electronics businesses. Revenues from non-driver products totaled $127.1 million in 2019, a decrease of 7.5% year-over-year, representing 18.9% of our total revenues, as compared to 19.0% a year ago.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2017		2018		2019
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$224,798	32.8	$260,540	36.0	$237,276	35.3
Display drivers for mobile handsets applications	113,591	16.6	112,221	15.5	114,956	17.1
Display drivers for consumer electronics applications	191,458	27.9	213,497	29.5	192,495	28.7
Non-driver products(1)	155,320	22.7	137,347	19.0	127,108	18.9
Total	$685,167	100.0	$723,605	100.0	$671,835	100.0

Note:	(1)	Includes, among other things, timing controllers, touch controller ICs, LCOS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 25.8%, 28.1% and 29.5% of our revenues in 2017, 2018 and 2019, respectively. Customer B and its affiliates accounted for 15.5%, 12.6% and 8.9% of our revenues in 2017, 2018 and 2019, respectively.

	Year Ended December 31,
	2017		2018		2019
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(in thousands, except percentages)
Customer A and its affiliates	$176,728	25.8	$202,995	28.1	$198,430	29.5
Customer B and its affiliates	106,380	15.5	90,844	12.6	59,781	8.9
Others	402,059	58.7	429,766	59.3	413,624	61.6
Total	$685,167	100.0	$723,605	100.0	$671,835	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2017, 2018 and 2019, approximately 25.8%, 23.2% and 19.2% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 61.5%, 66.4% and 70.3% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2017, 2018 and 2019 were 17.2%, 17.0% and 17.1%, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with the increase in office equipment and Fab 2, and incur additional compliance costs required of a publicly listed company in the United States.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 19 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017 and September 26, 2018 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $6.9 million, $4.1 million and $0.1 million in 2017, 2018 and 2019, respectively. Share-based compensation expenses recorded regarding stock options under the long-term incentive plan totaled $0.3 million in 2019. See“—Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of the accounting of such expenses.

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

Based on the amendments to the above, effective from January 1, 2016 to December 31, 2019, further extended to December 31, 2029, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

According to the amendments to the “Income Tax Act” enacted by the office of the President of the ROC on February 7, 2018, an increase in the statutory income tax rate from 17% to 20% and decrease in the undistributed earning tax from 10% to 5% are effective from January 1, 2018. This increase does not affect the amounts of the current or deferred taxes recognized for the year ended December 31, 2017. However, it affected the Company’s current tax expense from 2018, and deferred taxes were remeasured in 2018, the period of enactment.

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

Share-Based Compensation

Share-based compensation primarily consists of grants of non-vested or restricted shares of common stock, stock options and RSUs issued to employees. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period by graded vesting. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate for each period to reflect the current estimate of forfeitures. As of December 31, 2019, we based our share-based compensation cost on an assumed forfeiture rate of 0% per annum for RSUs issued in both 2017 and 2018 under our long-term incentive plan. Additionally, we based our share-based compensation cost on an assumed forfeiture rate of 10% per annum for stock options granted in 2019. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

For our issuance of RSUs in 2017 and 2018, the fair value of the ordinary shares underlying the RSUs granted to our employees was $10.93 and $5.76 per unit, respectively, which was the closing price of our ADSs on September 29, 2017 and September 26, 2018, respectively.

For our issuance of stock options with exercise price of $2.27 per unit in 2019, the calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. We use the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. The risk-free rates for the expected term of the options are based on the interest rates of 1 years and 1.5 years U.S. Treasury yield at the time of grant.

2019 plan
Valuation assumptions:
Expected dividend yield	3.5%
Expected volatility	51.96%-57.79%
Expected term (years)	1-1.5
Risk-free interest rate	1.69%-1.75%

Loss Allowance for Accounts Receivable

We evaluate our outstanding accounts receivable on a monthly basis for collectability purposes. The loss allowance for accounts receivable is measured at an amount using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. The activity in the loss allowance for accounts receivable for the years ended December 31, 2017, 2018 and 2019 are as follows:

Loss Allowance

Year	Balance at Beginning of Year	Charges to earnings	Amounts Utilized / write-offs	Balance at End of Year
	(in thousands)
2017	$1,395	$155	$(1,550)	$-
2018	$-	$290	$-	$290
2019	$290	$67	$(167)	$190

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2017, 2018 and 2019 were approximately $12.3 million, $17.7 million and $25.4 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2017, 2018 and 2019, we did not recognize any impairment loss on non-financial assets.

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

As of December 31, 2018 and 2019, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2017, 2018 and 2019, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2019, we have not provided for retained earnings tax on the undistributed earnings of approximately $593.0 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $591.4 million as of December 31, 2019. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

We are a holding company located in the Cayman Islands and have paid dividends and repurchased outstanding shares. To fund such dividends and repurchases, in the past years, we have received cash from bank loans and from Himax Taiwan through intercompany borrowings instead of dividends distributed by Himax Taiwan. At December 31, 2018 and 2019, the amount of cash and cash equivalents held by Himax Taiwan were $86.3 million and $86.2 million, respectively, which are not available to fund our ultimate parent company’s activities unless the cash is distributed.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2017	2018	2019
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.6	76.7	79.5
Research and development	17.2	17.0	17.1
General and administrative	3.0	2.9	3.5
Sales and marketing	3.0	2.9	2.6
Total costs and expenses	98.8	99.5	102.7
Operating income (loss)	1.2	0.5	(2.7)
Non-operating income	3.2	0.5	0.4
Income tax expense	0.7	0.2	0.1
Profit (loss) for the year	3.7	0.8	(2.4)
Loss attributable to noncontrolling interests	0.3	0.4	0.4
Profit (loss) attributable to Himax stockholders	4.0	1.2	(2.0)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our revenues decreased by 7.2% to $671.8 million in 2019 from $723.6 million in 2018. The decrease was attributable mainly to an 8.9% decrease in revenues from display drivers for large-size application to $237.3 million in 2019 from $260.5 million in 2018. The decrease was primarily from panel makers’ ongoing inventory correction driven by weak TV demand and industry-wide oversupply. Revenues from small and medium-sized applications totaled $307.4 million in 2019, a decrease of 5.6% year-over-year. Combing TDDI and traditional discrete smartphone driver, sales into mobile handsets application in this segment increased 2.4% in 2019 attributed to the TDDI shipment for smartphone close to double. The growth was limited due to TDDI capacity constraint during 2018. The display drivers for consumer electronics applications decreased 9.8% to $192.5 million in 2019 from $213.5 million in 2018 mainly due to the decline of automotive, tablet and other consumer electronics businesses. Automotive sales worldwide declined sharply since fourth quarter of 2018 over worries of economic slowdown and trade conflicts. Revenues from non-driver products to $127.1 million in 2019 from $137.4 million in 2018, a decrease of 7.5% year-over-year. WLO sales increased offset by decrease of other non-driver products. Our average selling prices increased by 3.0%, primarily due to the increase from our core driver IC business. However, our unit shipments decreased by 9.9% as a result of the decrease in the driver IC business during 2019.

Costs and Expenses. Costs and expenses decreased by 4.2% to $690.1 million in 2019 from $720.2 million in 2018. As a percentage of revenues, costs and expenses increased to 102.7% in 2019 compared to 99.5% in 2018.

•	Cost of Revenues. Cost of revenues decreased to $533.9 million in 2019 from $554.7 million in 2018. The decrease in cost of revenues was due primarily to a 9.9% decrease in unit shipments in 2019, as compared to 2018. Inventory write-downs, which are included in cost of revenues, increased to $25.4 million in 2019 from $17.7 million in 2018. As a percentage of revenues, cost of revenues increased to 79.5% in 2019 from 76.7% in 2018.

•	Research and Development. Research and development expenses decreased by 6.6% to $114.9 million in 2019 from $123.0 million in 2018. This decrease was primarily attributable to decreases in the salary expense and tape out expense $1.8 million. The decrease in salary expense was primarily attributable to lower headcount, lower average salaries due to NT dollar depreciation against US dollar as we pay the bulk of our employee salaries in NT dollars and lower RSU compensation.

•	General and Administrative. General and administrative expenses increased by 8.5% to $23.7 million in 2019 from $21.8 million in 2018, primarily as a result of increases in depreciation out of our Fab 2 building and partially offset by lower RSU compensation.

•	Sales and Marketing. Sales and marketing expenses decreased by 13.5% to $17.6 million from $20.4 million in 2018. This decrease was primarily attributable to decreases in the salary expense related to lower headcount, lower average salaries from exchange rate effect and lower RSU compensation.

Non-Operating Income. We had net non-operating income of $2.5 million in 2019 compared to $3.6 million in 2018. We recognized finance costs of $2.3 million in 2019 and $1.2 million in 2018, respectively. The higher finance costs was due to higher borrowings amount and higher interest rate.

Income Tax Expense. Our income tax expense decreased to $0.4 million in 2019 from $1.0 million in 2018. Our effective income tax rate decreased to (2.6%) from 14.2% in 2018. The decrease in our effective income tax rate was primarily attributable to the decrease in pre-tax loss $15.8 million in 2019 from pre-tax profit $7.0 million in 2018, income tax benefit for tax credit decreased to $2.7 million in 2019 from $5.3 million in 2018, as well as recognized $1.2 million and $1.1 million income tax benefit for effect of tax rate changes and tax-exempt income in 2018, respectively.

Profit for the year. As a result of the foregoing, our loss for the year was $16.2 million in 2019, versus profit for the year of $6.0 million in 2018 and loss attributable to Himax stockholders was $13.6 million in 2019, versus profit attributable to Himax stockholders of $8.6 million in 2018.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Segment Revenues
Driver IC	$529,847	$586,258	$544,727
Non-Driver Products	155,320	137,347	127,108
Total	$685,167	$723,605	$671,835

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Segment Operating Income (loss)
Driver IC	$43,021	$56,023	$29,070
Non-Driver Products	(34,662)	(52,638)	(47,377)
Total	$8,359	$3,385	$(18,307)

Driver IC Segment

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Segment revenues. Our revenues from the Driver IC segment decreased by 7.1% to $544.7 million in 2019 from $586.2 million in 2018. The decrease was mainly from the decrease in display drivers for large-size application and consumer electronics applications. This decrease was attributable to 14.0% decrease in unit shipments but partially offset by an 8.0% increase in our average selling price of our driver IC products.

Segment operating income. Operating income from the Driver IC segment decreased to $29.1 million in 2019 from $56.0 million in 2018. This decrease was primarily attributable to a decrease in revenues in 2019 as compared to 2018 and lower gross margin.

Non-Driver Products Segment

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 7.5% to $127.1 million in 2019 from $137.4 million in 2018. This decrease was attributable mainly to a 11.0% decrease in average selling price of our non-driver products but partially offset by a 4.0% increase in unit shipments of the non-driver products.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $47.4 million in 2019 from $52.6 million in 2018. The operating loss decreases was attributable mainly to the decrease in salary expense and lower RSU compensation.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2019, we had total current assets of $604.7 million, total current liabilities of $380.9 million and cash and cash equivalents of $101.1 million. As of December 31, 2019, we had total secured borrowings of $164.0 million with cash and time deposits of $164.0 million as collateral, unsecured borrowings of $57.3 million and did not have any outstanding long-term borrowings. As of December 31, 2019, we had total unused short-term credit lines of $242.5 million, of which $24.0 million will expire before the end of March 2020, and $136.0 million belonging to the parent company needs to be secured with equal amount of cash and time deposits when borrowing money from banks. We believe that our existing short-term credit lines, together with cash generated from our operations, are sufficient to liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net cash provided by operating activities	$29,393	$4,009	$7,656
Net cash used in investing activities	(35,088)	(38,266)	(47,767)
Net cash provided by (used in) financing activities	(41,214)	2,801	35,261
Net decrease in cash and cash equivalents	(46,429)	(31,586)	(5,382)
Cash and cash equivalents at beginning of period	184,452	138,023	106,437
Cash and cash equivalents at end of period	138,023	106,437	101,055

Operating Activities. Net cash provided by operating activities in 2019 was $7.7 million compared to $4.0 million in 2018. This increase in net cash provided by operating activities in 2019 was mainly due to an increase in cash collected from customers in 2019 compared to 2018.

Investing Activities. Net cash used in investing activities in 2019 was $47.8 million compared to $38.3 million in 2018. This increase in net cash used in investing activities was due primarily to decrease in net effect of cash provided by disposal of financial assets at fair value through profit or loss in 2019 compared to 2018.

Financing Activities. Net cash provided by financing activities in 2019 was $35.3 million compared to $2.8 million in 2018. This increase was due primarily to an increase in unsecured borrowings $17.2 million in 2019 and distribution of cash dividends of $17.2 million in 2018. Our liquidity could be negatively impacted by a decrease in demand for our products that are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. In addition, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extensions in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results. Our subsidiaries’ ability to distribute dividends and other payments to us may be limited by ROC regulations. See “Risk Factors — Risks Related to Our Holding Company Structure — Our ability to receive dividends and other payments or funds from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.”

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $39.3 million, $49.7 million and $45.9 million in 2017, 2018 and 2019, respectively, higher than usual capital expenditure due to our Fab 2 construction and WLO capacity expansion. Capital expenditures of $45.9 million in 2019, of which $7.3 million was for the investment of design tools and R&D related equipment related to our traditional IC design business. Other capital expenditures, mainly consisted of $27.5 million payment for land purchase, and ongoing payments for our Fab 2 construction and WLO capacity expansion.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2017, 2018 and 2019, we incurred research and development expenses of $117.7 million, $123.0 million and $114.9 million, respectively, representing 17.2%, 17.0% and 17.1% of our revenues, respectively.

5.D. Trend Information

2019 has been a challenging year for Himax. Uncertainty in the global economy overshadowed the marketplace, where we saw waning demand in all industries that consume display. This, combined with the prevailing LCD industry capacity oversupply, had led to severe pricing pressure for panels which inevitably affected the sales and margin of display driver IC across all major product segments including TV, smartphone and automotive.

Against the backdrop of an unfriendly market environment, we have faced multiple challenges that have had an adverse effect on our overall financial performance in 2019. First, the large display driver IC and small/medium driver IC markets experienced chip-on-film (COF) and wafer capacity shortages, respectively. The severe shortages significantly affected our ability to fulfill customer orders in the second half of 2018, which not only impacted our 2018 sales but also jeopardized our ability to win new projects with customers at that point of time. While these constraints were resolved towards the end of 2018, we are still suffering from the repercussions of the loss of new projects as we did not get to take part in the mass production of those projects.

Second, since early of 2019, there has been a major pullback in demand for our DDICs as panel makers, facing an industry-wide overcapacity and uncertain economic outlook due to US/China trade conflict, cut back their production and, in the meantime, attempted to lower the DDIC inventory which they built earlier to address the IC shortage concern. The combination of these two factors has negatively impacted our performance in the second half of 2018 as well as full-year 2019. Separately in the smartphone segment, new model opportunities, which we count on to boost our new generation TDDI product shipment, have been limited in 2019 due to a slow smartphone market. As a result, our overall sales and outlook were weak. In the fourth quarter of 2019, however, we have started to see major turnaround in literally all aspects of our businesses.

Large-sized Display Driver IC Segment

Sensing strong signs of panel price recovery, panel makers began to replenish their inventory and increase production starting the end of fourth quarter of 2019. Our leading Chinese panel customers are particularly active in gaining further market share, taking advantage of Korean panel makers’ ongoing fab restructuring by getting out TFT LCD into OLED market segment. As the leading IC supplier, Himax is well positioned to benefit from increased demand coming out of the major Chinese large display players. These market trends, that began to emerge during the fourth quarter of 2019, are expected to drive strong results in the first quarter of 2020 that will accelerate throughout 2020.

On the supply side, Himax and some of our major panel customers were already seeing foundry capacity shortage of 8-inch silicon wafers for display driver ICs. In anticipation of this, we have strategically prepared to ready our 12-inch foundry, as well as associated backend packaging and testing, ahead of our peers to cover the potential 8-inch capacity shortfall. Our design project coverage is strong across all leading Chinese panel makers. We are very positive on the business outlook for our large display driver for 2020.

Looking at technology development, all top-tier TV brands have been trying to boost sales for 8K models in 2020. At the CES 2020, many of these brands showcased 8K TV’s that contained Himax’s technology. Although the penetration of 8K TV’s is still low, we expect this to be a strategic opportunity for Himax as 8K TV sales will boost demand for not just our driver IC but also timing controller contents. Large display driver IC business enjoyed strong growth in the second half of 2018 as 4K TV penetration continued to rise globally and China continued to ramp brand new advanced generation LCD fabs.

Small and Medium-Sized Display Driver IC Segment

In the smartphone segment, our TDDI product roadmap as well as new design-wins with end customers and a foundry capacity advantage have positioned Himax to gain market share starting the first quarter and throughout 2020. Furthermore, the smartphone market continues to embrace new technologies and is moving toward higher frame rate displays to enable smoother screen viewing and gaming experience. This will drive the adoption of next generation high frame rate TDDI solutions, for which Himax is a leading technology provider. Also, the demand for 5G in China is expected to drive worldwide smartphone growth in 2020 which will in turn stimulate the growth for TDDI. All these trends will benefit Himax. Separately, the price erosion of TDDI we have seen over the past year is expected to abate in 2020. This is not only because the new high frame rate products enjoy a higher ASP but also due to the industry-wide tightening of foundry capacity for TDDI. As a reminder, during 2018 the Himax TDDI business was negatively impacted by a severe foundry capacity shortage that resulted in our inability to meet customers’ delivery requirements. Although the capacity constraint was resolved toward the end of 2018, the delay limited our ability to participate in major design-in opportunities that would have driven the business in 2019. The actions we took in 2018-2019 to develop and enable an additional qualified foundry partner ahead of our peers, combined with our superior technology and customer collaboration, now uniquely position Himax to benefit from a tightening of overall TDDI foundry capacity in 2020. We are well-prepared to meet TDDI production demands and continue to move forward with plans to enable additional capacity this year to capitalize on the strong opportunities for smartphone TDDI, as well as other TDDI applications such as tablet, in 2020. Regardless of the coronavirus, we are confident that our both TDDI business will grow strongly from last year.

As expected, our traditional discrete driver IC sales into smartphone declined in 2019 as the market is being quickly replaced by TDDI and AMOLED. On AMOLED product line, as discussed previously, a major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone. This is due to expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. We are encouraged by the progress we have made, collaborating closely with leading panel makers across China for AMOLED product development. We believe AMOLED driver ICs will soon become one of the major growth engines for our small panel driver IC business.

In the automotive display segment, the number of displays per vehicle continues to rise as the overall automobile display market is set to increase from 2020 onward, despite that the global car sales are forecast to decline again this year. More importantly for Himax, the market is quickly shifting towards a number of new technologies including higher resolution, in-cell touch, slim border, giant pillar-to-pillar screen, local dimming for higher contrast, and plastic AMOLED for free form design, all of which are contributing to an increase in market size and demand for automotive display driver ICs. Himax commands more than 30% of the global automotive display driver IC market and is the primary partner for most of the world’s automotive panel makers to enable the new technologies above. It’s worth mentioning that Himax is also the dominant automotive TDDI technology provider, working as the sole supplier on numerous TDDI design-in projects across different leading panel makers. While we expect only small volume shipments in 2020, we anticipate meaningful volume of automotive TDDI as we move into 2021.

Lastly, we expect the tablet business to be a major growth area for Himax during 2020 with a significant volume of tablet TDDI shipment starting from first quarter of 2020. The strong momentum will accelerate into second quarter of 2020 and throughout 2020. The business growth will be driven primarily by leading non-iOS brands’ rapid adoption of the newly developed in-cell TDDI solutions. In-cell TDDI is quickly becoming mainstream for tablets due to its lower cost and a simplified supply chain as well as faster and easier integration for display manufacturers. At the same time, consumer demand is expected to accelerate for these cheaper, slimmer, lighter and more stylish tablets. Himax is the primary partner for all non-iOS tablet in-cell TDDI products right now and we are already making shipments of our new in-cell TDDI products for tablet to a number of leading end customers, some of which include active stylus. Additionally, we continue shipping our traditional display driver IC with COF packaging for larger-sized tablets with slim bezel design to a leading Chinese brand customer and expect the momentum for these high-end designs to accelerate throughout 2020.

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. Additionally, our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill anchor customer’s higher demand with a significant year-over-year increase. We continue to make progress with our ongoing R&D projects for next generation products centered around our exceptional design know-how and mass production expertise in WLO technology.

3D sensing in the smartphone segment, we have advanced our WLO optics solution to cover both structured light and time-of-flight (ToF) 3D sensing. We are seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. In the past few months, we have been actively working with an industry leading ToF 3D camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Leveraging on our WLO technology, we have made great progress providing the partner with spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation as soon as first quarter of 2020. Our non-smartphone 3D-sensing engagements have focused on smart door lock and industrial automation segments where we provide structured light-based 3D sensing total solution. We have been collaborating closely with two main types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability. We have started design-in projects with several smart door lock end customers. Separately, as we previously mentioned, we are working with partners who wish to take advantage of our 3D sensing know-how to achieve efficiency improvement and cost reduction in traditional manufacturing. One market opportunity we are pursuing is shoe factory automation. We are pleased to report that prototypes of 3D sensing enabled automatic robotic cementing system are available now for production optimization testing.

Regarding ultra-low power smart sensing, the demand for battery-powered smart device with AI intelligent sensing is rapidly growing. WiseEye is our AI-based ultra-low power smart sensing solution, built on Emza’s unique AI-based algorithm, on top of Himax’s proprietary computer vision processor, WE-I Plus, and CMOS image sensor, all equipped with ultra-low power design. Currently laptop is the market of focus. Himax WiseEye 2.0 NB solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution, respecting privacy while enhancing security for notebook users. At the CES 2020, a number of notebook OEMs and ODMs demonstrated our WiseEye NB solution in their next generation premium notebooks with positive feedback. In addition to notebook, we have also made progress in the displays and IoT markets. Innolux, one of the world's leading manufacturers of TFT-LCD displays, has integrated the Himax-Emza WiseEye solution into displays to enable consumer privacy protection in real time. Also, Chicony, one of the largest ODMs in the world, and Emza jointly announced a reference design of the world’s first battery-powered human sensing solution for IoT in December 2019. Both Innolux and Chicony showcased their products at the CES. In addition to total solution, Himax is also able to offer ultra-low power smart sensing on the basis of individual parts so as to address the market’s different needs and maximize the potential opportunities for Himax.

CMOS image sensor is a critical part of the WiseEye 2.0 NB solution. To support the lean camera design and high-quality image needed for thin bezel laptops, we have made a 2-in-1 sensor that offers the duo capabilities of high quality HD image capturing and ultra-low-power, low resolution visual sensing in one single sensor, the industry’s first with the innovative design. With this sensor, laptop makers can simplify their next generation product design and save costs by eliminating the need for an additional camera to provide context awareness for a better user experience. Our sensor has also incorporated an RGB-IR design to enable Windows Hello facial recognition. This new 2-in-1 CMOS sensor is currently available for our partners/customers. In addition, we recently announced the commercial availability of an industry-first ultra-low power and low latency, backside-illuminated CMOS image sensor solution with autonomous modes of operations for always-on, intelligent visual sensing applications such as human presence detection and tracking, gaze detection, behavioral analysis, and pose estimation for growing markets such as smart home, smart building, healthcare, smartphone and AR/VR devices. We are collaborating with leading partners within the ecosystem to reduce time to market for intelligent edge vision solutions. Notably, we are working closely with Google and have become the reference design for its world-leading TensorFlow Lite AI framework targeting low power edge devices. For the traditional human vision segments, we see strong demand in notebooks, where we are one of the market leaders, and have experienced increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others. Additionally, we have seen increased shipments and new design-wins in the automotive segment covering before-market solutions such as surround view and rear-view camera.

Lastly, on LCOS, we continue to focus on AR goggle devices and head-up-displays (HUD) for automotive. Many of our industry-leading customers have demonstrated their state-of-the-art products, including holographic HUD, AR glasses and LiDAR system, with Himax LCOS technology inside at the 2020 CES with positive market feedbacks. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

Historically, due to the Lunar New Year holidays, the first quarter has seasonally been the slowest period of the year in terms of sales, often down by more than 10% sequentially. At this time, however, based on our current pipeline, we are experiencing decent sales in the first quarter, brushing aside the seasonal factor. However, the coronavirus outbreak currently taking place in China and all over the world does represent a major uncertainty to our operations, especially for the short term. We are working extremely closely with both our customers and suppliers in our joint efforts to mitigate the risks. The first quarter guidance provided during our fourth quarter earnings call on February 13, 2020 already included the anticipated impact to the business from the coronavirus outbreak which reflects to see some downward adjustments mainly from certain China-based customers for small-sized display drivers and CMOS image sensors. With vast majority of operations located outside of China, our suppliers are largely unaffected by the coronavirus outbreak. The focus there is primarily the logistics management including the customs operations in various ports in China.

The situation is still evolving. Notwithstanding the uncertainty arisen from the coronavirus, we are confident that we will see decent growth across the board for all our major product categories in 2020.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance-sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2019, we did not have any interests in variable interest entities.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Unsecured borrowings	57,339	57,339	-	-	-
Secured borrowings	164,000	164,000	-	-	-
Purchase obligations(1)	131,800	131,800	-	-	-
Other obligations	32	32	-	-	-
Total	353,171	353,171	-	-	-

Notes: (1)	Includes obligations for purchase of equipment, computer software and machinery and wafer fabrication, raw material, supplies, assembly and testing services.

As of December 31, 2019, the secured borrowings consisted of bank loans with interest rates per annum that ranged from 0.35% to 0.78%, and cash and time deposit totaling $164,000 thousand are pledged as collateral. The unsecured borrowings consisted of bank loans with interest rates per annum that ranged from 1.04403% to 2.96453%.

We have, from time to time, entered into contracts for the acquisition of equipment and computer software. As of December 31, 2019, the remaining commitments under such contracts were $2.4 million. These outstanding contracts had a total contract value of $3.4 million.

Pursuant to several wafer fabrication or assembly and testing service arrangements we entered into with service providers, we may be obligated to make payments for purchase orders made under such arrangements. As of December 31, 2019, our contractual obligations pursuant to such arrangements amounted to approximately $129.4 million.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. Total contributions to the new defined contribution plan in 2019 were $3.3 million compared to $3.5 million and $3.4 million in 2018 and 2017, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2019 were $3.4 million compared to $3.7 million and $3.4 million in 2018 and 2017, respectively. Such changes in contributions have not, and are not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the changes of the consumer price index in Taiwan were 0.62%, 1.35% and 0.56% in 2017, 2018 and 2019, respectively.

Recent Accounting Pronouncements

Please refer to note 3 to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of February 29, 2020. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	62	Chairman of the Board
Jordan Wu	59	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	71	Director
Yuan-Chuan Horng	68	Director
Hsiung-Ku Chen	68	Director
Jackie Chang	60	Chief Financial Officer
Norman Hung	62	Executive Vice President, Sales and Marketing

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

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng retired from the position of the vice president of the Finance Division of China Steel Corporation, a TWSE-listed Corporation, effective November 30, 2016. During his 40 years of services with China Steel Corporation Group, Mr. Horng held various positions including general manager, assistant vice president and vice president in the Finance Divisions. Mr. Horng currently serves as an independent director of President Securities Corporation, listed on TWSE, since June 2018. Mr. Horng holds a B.A. degree in economics from Soochow University.

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

6.B. Compensation

For the year ended December 31, 2019, the aggregate cash compensation that we paid to our executive officers was approximately $0.8 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.01 million. In 2019, no RSUs was granted to executive officers and other employees. However, we granted stock options instead. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2019, the aggregate cash compensation that we paid to our independent directors was approximately $135,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the stock options that we granted in 2019 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of option represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our stock option grants.

	Total Stock Options	Ordinary Shares Underlying Unvested Portion of Stock	Exercise Price	Exercise Period
Name	Granted	Options	(US$)	From	To
Dr. Biing-Seng Wu	-	-	-		-
Jordan Wu	14,341	28,682	2.27	April 1, 2020	March 31, 2021
	14,341	28,682	2.27	October 1, 2020	September 30, 2021
Dr. Yan-Kuin Su	-	-	-		-
Yuan-Chuan Horng	-	-	-		-
Hsiung-Ku Chen	-	-	-		-
Jackie Chang	6,000	12,000	2.27	April 1, 2020	March 31, 2021
	6,000	12,000	2.27	October 1, 2020	September 30, 2021
Norman Hung	7,000	14,000	2.27	April 1, 2020	March 31, 2021
	7,000	14,000	2.27	October 1, 2020	September 30, 2021

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

6.D. Employees

As of December 31, 2017, 2018 and 2019, we had 2,190, 2,160 and 1,975 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2019:

Function	Number
Research and development(1)	1,225
Engineering and manufacturing(2)	334
Sales and marketing(3)	273
General and administrative	143
Total	1,975

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

	(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display and Himax IGI, our subsidiaries focused on design and manufacturing of WLO and LCOS products.

	(3)	Includes field application engineers.

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

Duration. Generally, the plan will terminate five years from the effective date of the plan. But, the amended and restated 2011 Plan was 2nd amended and restated by extending its duration for three (3) years to September 6, 2022, which was approved by our shareholders at the annual general meeting held on August 28, 2019. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

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

Number of Authorized Shares. We have authorized a maximum issuance of 36,153,854 shares in the 2005 plan and 20,000,000 shares in the 2011 plan, and the 2005 plan was terminated in October 2010. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “—Stock Options” and “—Restricted Share Units.”

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

We made grants of 2,226,690 units employee stock options to our certain employees on September 30, 2019 with exercise price $2.27 per option. The vesting schedule is, 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of February 29, 2020, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	74,579,944	21.7%
Jordan Wu	7,306,065	2.1%
Dr. Yan-Kuin Su	-	-
Yuan-Chuan Horng	916,104	0.3%
Hsiung-Ku Chen	-	-
Jackie Chang	29,262	-
Norman Hung	530,580	0.2%

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

As of February 29, 2020, 344,368,062 of our shares were outstanding. We believe that, of such shares, 216,555,148 shares in the form of ADSs were held by approximately 31,375 holders as of February 29, 2020.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 29, 2020, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Biing-Seng Wu(1)	74,579,944	21.7%
Whei-Lan Teng(2)	21,135,720	6.14%
All directors and executive officers as a group(3)	83,361,955	24.2%

Note:	(1)	Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns 51,009,690 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd., respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Additionally, Dr. Biing-Seng Wu beneficially owns 1,607,547 ADSs purchased through Sanfair Asia Investments Ltd. in the open market according to his share purchase plan announced on November 30, 2018. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 74,579,944 ordinary shares, representing approximately 21.7% of the outstanding ordinary shares.

(2)	Whei-Lan Teng directly owns 1,335,548 ordinary shares. Whei-Lan Teng beneficially owns 2,643,782 ordinary shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,156,390 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 21,135,720 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 21,135,720 ordinary shares, representing approximately 6.14% of the outstanding ordinary shares.

(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 74,579,944 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited. In 2017, we purchased raw materials and components from VST amounting to $0.5 million. As of December 31, 2017, the related payable resulting from the aforementioned transaction had been fully paid. In 2018, we purchased mask from VST for our research activities for a fee of $1.6 million. As of December 31, 2018 and 2019, the related payable resulting from the aforementioned transactions were $1.6 million and nil, respectively. Additionally, as of December 31, 2018 and 2019, we made an interest free loan of $2.8 million and $1.2 million, respectively, to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2020. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company. In 2017, 2018 and 2019, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2.2 million, $2.2 million and $1.8 million, respectively, which was charged to research and development expense. As of December 31, 2018 and 2019, the related payables were $2.2 million and $2.2 million, respectively.

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

With regard to inward and outward remittances (foreign exchange purchased or sold), approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $50 million (or its equivalent) for companies and $5 million (or its equivalent) for Taiwanese and resident foreign individuals. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2019.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2019, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2019, approximately 65% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won, Israel new shekel and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2019, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2019, we received nil from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2019, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”) and our report dated March 25, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG

Hsinchu, Taiwan

March 25, 2020

Changes in Internal Control over Financial Reporting

In 2019, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our board of directors has determined that Yuan-Chuan Horng is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F and is independent for the purposes of Rule 5605(a)(2) of the Nasdaq Rules and Rule 10A-3 of the Exchange Act.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2018 and 2019.

	Year ended December 31,
Services	2018	2019
Audit Fees(1)	$811,000	$764,000
All Other Fees(2)	25,000	42,000
Total	$836,000	$806,000

Note:	(1)	Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	All Other Fees. This category consists of fees in relation to transfer pricing reports and audit of conflict mineral report.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm.

(b) Consolidated Statements of Financial Position as of December 31, 2018 and 2019.

(c) Consolidated Statements of Profit or Loss for the years ended December 31, 2017, 2018 and 2019.

(d) Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2017, 2018 and 2019.

(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2018 and 2019.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019.

(g) Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on June 3, 2010.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-132372) filed with the Securities and Exchange Commission on March 13, 2006.)

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders of the American depositary receipts. (Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (file no. 333-219169) filed with the Securities and Exchange Commission on July 6, 2017.)

4.1	Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016 and 2nd Amended and Restated as of August 28th day, 2019. (Incorporated herein by reference to Exhibit 99.4 to the Registrant’s report of foreign private issuer on Form 6-k filed on July 15, 2019.)

4.2*	Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jackie Chang, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: March 25, 2020

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/ KPMG

Hsinchu, Taiwan

March 25, 2020

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2018 and 2019

(in thousands of US dollars)

		December 31,	December 31,
	Note	2018	2019
Assets
Current assets:
Cash and cash equivalents	6, 22	$106,437	101,055
Financial assets at amortized cost	7, 22	11,229	11,049
Accounts receivable, net	11, 22	189,279	164,943
Inventories	12	162,561	143,774
Income taxes receivable	22	72	88
Restricted deposit	17, 22, 26	164,326	164,000
Other receivable from related parties	22, 25	2,780	1,200
Other current assets	22	17,731	18,559
Total current assets		654,415	604,668

Financial assets at fair value through profit or loss	8, 22	9,768	13,500
Financial assets at fair value through other comprehensive income	9, 22	791	709
Equity method investments	13	4,064	3,746
Property, plant and equipment, net	15, 28, 29	111,067	138,938
Deferred tax assets	5, 21	13,904	14,433
Goodwill		28,138	28,138
Other intangible assets, net	5, 14, 29	10,778	8,750
Restricted deposit	22, 26	130	133
Other non-current assets	18, 22	3,623	5,466
		182,263	213,813
Total assets		$836,678	818,481

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2018 and 2019

(in thousands of US dollars)

		December 31,	December 31,
	Note	2018	2019
Liabilities and Equity
Current liabilities:
Unsecured borrowings	17, 22, 26	$20,000	57,339
Secured borrowings	17, 22, 26	164,000	164,000
Financial liability at amortized cost	10, 22	5,071	-
Accounts payable	22	150,500	114,320
Income taxes payable	21	6,007	2,903
Other payable to related party	22, 25	3,797	2,220
Other current liabilities	5, 16, 22	41,780	40,108
Total current liabilities		391,155	380,890
Net defined benefit liabilities	18	151	50
Deferred tax liabilities	5, 21	1,759	1,394
Other non-current liabilities	22	1,326	4,903
Total liabilities		394,391	387,237

Equity
Ordinary shares	20	107,010	107,010
Additional paid-in capital	20	104,749	105,150
Treasury shares		(8,819)	(8,764)
Accumulated other comprehensive income	20	(549)	(952)
Retained earnings		244,157	230,543
Equity attributable to owners of Himax Technologies, Inc.		446,548	432,987
Noncontrolling interests	20	(4,261)	(1,743)
Total equity		442,287	431,244
Total liabilities and equity		$836,678	818,481

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2017, 2018 and 2019

(in thousands of US dollars, except per share data)

	Note		2017	2018	2019
Revenues	28		$685,167	723,605	671,835

Costs and expenses:
Cost of revenues	12,18,19,29		518,142	554,690	533,916
Research and development	18,19,25,29		117,662	123,037	114,859
General and administrative	5,18,19,29		20,461	21,823	23,672
Expected credit loss	11		155	290	67
Sales and marketing	18, 19, 29		20,388	20,380	17,628

Total costs and expenses			676,808	720,220	690,142

Operating income (loss)			8,359	3,385	(18,307)

Non operating income (loss):
Interest income			2,225	2,429	2,013
Changes in fair value of financial assets at fair value through profit or loss	8, 13		23,226	2,036	3,746
Foreign currency exchange losses, net			(1,659)	(369)	(546)
Finance costs			(878)	(1,232)	(2,325)
Share of losses of associates	13		(1,200)	(1,095)	(477)
Other income	5		19	1,866	128
			21,733	3,635	2,539
Profit (loss) before income taxes			30,092	7,020	(15,768)
Income tax expense	21		4,554	994	416
Profit (loss) for the year			25,538	6,026	(16,184)
Loss attributable to noncontrolling interests			2,142	2,543	2,570
Profit (loss) attributable to Himax Technologies, Inc. stockholders			$27,680	8,569	(13,614)

Basic earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	4	(r)	$0.08	0.02	(0.04)
Diluted earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	4	(r)	$0.08	0.02	(0.04)
Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	4	(r)	$0.16	0.05	(0.08)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	4	(r)	$0.16	0.05	(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2017, 2018 and 2019

(in thousands of US dollars)

	Note	2017	2018	2019
Profit (loss) for the year		$25,538	6,026	(16,184)
Other comprehensive income:
Items that will not be reclassified to profit or loss:	18, 20, 21	(81)	431	154
Remeasurements of defined benefit pension plans		(96)	1,302	214
Unrealized loss on financial assets at fair value through other comprehensive income		-	(702)	(35)
Income tax related to items that will not be reclassified subsequently		15	(169)	(25)
Items that may be reclassified subsequently to profit or loss:		1,184	(336)	(545)
Unrealized gains on financial assets at fair value through profit or loss		322	-	-
Foreign operations - foreign currency translation differences		862	(336)	(545)
Other comprehensive income for the year, net of tax		1,103	95	(391)
Total comprehensive income for the year		26,641	6,121	(16,575)
Total comprehensive income attributable to noncontrolling interests		2,147	2,538	2,558
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$28,788	8,659	(14,017)

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017, 2018 and 2019

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
	Ordinary shares		Additional	Treasury shares		Accumulated other
	Shares	Amount	paid-in capital	Shares	Amount	comprehensive income	Retained earnings	Total	Noncontrolling interests	Total Equity
Profit (loss) for the year	-	-	-	-	-	-	(13,614)	(13,614)	(2,570)	(16,184)
Other comprehensive income	-	-	-	-	-	(403)	-	(403)	12	(391)
Total comprehensive income for the year	-	-	-	-	-	(403)	(13,614)	(14,017)	(2,558)	(16,575)
Contributions by and distributions to owners
Share-based compensation expenses	-	-	452	-	-	-	-	452	5	457
Restricted stock vested	-	-	(55)	77	55	-	-	-	-	-
	-	-	397	77	55	-	-	452	5	457
Changes in ownership interests
Dilution gain of equity method investment	-	-	4	-	-	-	-	4	-	4
Transfer of financial liability to noncontrolling interests	-	-	-	-	-	-	-	-	5,071	5,071
	-	-	4	-	-	-	-	4	5,071	5,075
Balance at December 31, 2019	356,700	$107,010	105,150	(12,332)	(8,764)	(952)	230,543	432,987	(1,743)	431,244

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019
(in thousands of US dollars)

	2017	2018	2019
Cash flows from operating activities:
Profit (loss) for the year	$25,538	6,026	(16,184)
Adjustments for:
Depreciation and amortization	16,680	20,327	24,399
Expected credit loss recognized on accounts receivable	155	290	67
Share-based compensation expenses	997	408	457
Gain on disposal of property, plant and equipment, net	(26)	-	(90)
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)	-
Changes in fair value of financial assets at fair value through profit or loss	(23,226)	(2,036)	(3,746)
Interest income	(2,225)	(2,429)	(2,013)
Finance costs	878	1,232	2,325
Income tax expense	4,554	994	416
Share of losses of associates	1,200	1,095	477
Inventories write downs	12,298	17,724	25,447
Unrealized foreign currency exchange losses	-	294	121
	36,823	42,263	31,676
Changes in:
Accounts receivable	(1,665)	(794)	23,992
Inventories	2,250	(45,085)	(6,660)
Other current assets	969	(1,511)	35
Accounts payable	(2,336)	10,567	(36,180)
Accounts payable to related party	(576)	-	-
Other payable to related party	2,200	1,597	(1,577)
Net defined benefit liabilities	(9)	(128)	6
Other current liabilities	5,424	753	866
Other non-current liabilities	(604)	(458)	250
Cash generated from operating activities	42,476	7,204	12,408
Interest received	2,165	2,361	2,060
Interest paid	(565)	(877)	(2,372)
Income tax paid	(14,683)	(4,679)	(4,440)
Net cash provided by operating activities	29,393	4,009	7,656

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017, 2018 and 2019

(in thousands of US dollars)

	2017	2018	2019
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(39,292)	(49,672)	(45,922)
Proceeds from disposal of property, plant and equipment	115	1	98
Acquisitions of intangible assets	(526)	(925)	(152)
Acquisitions of financial assets at amortized cost	(5,572)	(4,766)	(4,023)
Proceeds from disposal of financial assets at amortized cost	744	3,514	4,171
Acquisitions of financial assets at fair value through profit or loss	(41,523)	(26,277)	(50,487)
Proceeds from disposal of financial assets at fair value through profit or loss	56,375	48,764	50,648
Acquisition of business	-	(700)	(700)
Acquisition of a subsidiary, net of cash acquired	-	(3,301)	(400)
Proceeds from capital reduction of investment	132	55	47
Acquisitions of equity method investments	(9,175)	(2,093)	(129)
Decrease (increase) in refundable deposits	(120)	87	(2,821)
Releases (pledges) of restricted deposit	(146)	14	323
Cash paid for loan made to related parties	(3,250)	(780)	(1,200)
Cash received from loan made to related party	7,150	-	2,780
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)	-
Net cash used in investing activities	(35,088)	(38,266)	(47,767)
Cash flows from financing activities:
Payments of cash dividends	(41,281)	(17,210)	-
Proceeds from issuance of new shares by subsidiaries	105	11	-
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	4	-	-
Acquisitions of noncontrolling interests	(42)	-	-
Pledge of restricted deposit	(9,000)	(17,000)	-
Proceeds from unsecured borrowings	-	40,000	244,224
Repayments of unsecured borrowings	-	(20,000)	(207,006)
Proceeds from secured borrowings	151,161	91,000	158,000
Repayments of secured borrowings	(142,161)	(74,000)	(158,000)
Payment of lease liabilities	-	-	(1,957)
Net cash provided by (used in) financing activities	(41,214)	2,801	35,261
Effect of foreign currency exchange rate changes on cash and cash equivalents	480	(130)	(532)
Net decrease in cash and cash equivalents	(46,429)	(31,586)	(5,382)
Cash and cash equivalents at beginning of year	184,452	138,023	106,437
Cash and cash equivalents at end of year	$138,023	106,437	101,055

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

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

The consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2020.

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

For the years ended December 31, 2017, 2018 and 2019

Note 3.   Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB
IFRS 16 “Leases”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019
Amendments to IFRS 9 “Prepayment features with negative compensation”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IAS 28 “Long-term interests in associates and joint ventures”	January 1, 2019
Annual Improvements to IFRS Standards 2015–2017 Cycle	January 1, 2019

The Company believes that the adoption of the above IFRSs would not have a significant impact on its consolidated financial statements. The Company has made certain adjustments upon the initial application of IFRS 16 as follows:

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases, which replaces IAS 17 “Leases”, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company applied IFRS 16 Leases and using the modified retrospective approach from January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated. It is presented, as previously reported, under IAS 17 and related interpretations.

i.	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, the Company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 4(j).

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

ii.	As a lessee

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for all leases on the consolidated statement of financial position except for leases of low-value assets and short-term leases, which the Company may elect to apply the accounting method like the accounting for operating lease under IAS 17.

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Company has tested its right-of-use assets for impairment on the date of transition and has concluded that there is no indication that the right-of-use assets are impaired.

In addition, the Company used the following practical expedients when applying IFRS 16 to leases.

–	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases of low-value assets.

–	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

–	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

iii.	As a lessor

The Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor. The Company accounted for its leases in accordance with IFRS 16 from the date of initial application.

iv.	Impacts on financial statements

On transition to IFRS 16, the Company recognized additional $5,899 thousand of right-of-use assets and $5,899 thousand of lease liabilities. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 2.45%.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The explanation of differences between operating lease commitments disclosed at the end of the annual reporting period immediately preceding the date of initial application, and lease liabilities recognized in the statement of financial position at the date of initial application disclosed as follows:

January 1, 2019
(in thousands)
Operating lease commitment at December 31, 2018 as disclosed under IAS 17 in the Company’s consolidated financial statements	$4,874
Recognition exemption for short-term leases	(166)
Extension and termination options reasonably certain to be exercised	1,610
$6,318
Discounted using the incremental borrowing rate at January 1, 2019	$5,899
Lease liabilities recognized at January 1, 2019	$5,899

b.	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying consolidated financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IFRS 9, IAS39 and IFRS7 “Interest Rate Benchmark Reform”	January 1, 2020
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2022

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

As of the date of the consolidated financial statements were authorized for issue, the Company continues in assessing other possible impacts that application of the abovementioned amendments will have on the Company’s financial position and financial performance and will disclose these other impacts when the assessment is completed.

Note 4.   Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except if mentioned otherwise (see also Note 3). The accounting policies have been applied consistently by consolidated entities.

(a)    Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
Investor	Subsidiary	Main activities	Jurisdiction of Incorporation	December 31, 2018	December 31, 2019
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCOS and MEMS design, manufacturing and sales	ROC	82.70%	82.68%
Himax Display, Inc.	Integrated Microdisplays Limited	LCOS design	Hong Kong	82.70%	82.68%
Himax Display, Inc.	Himax Display (USA) Inc.	LCOS and MEMS design, sales and technical support	Delaware, USA	82.70%	82.68%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	93.70%	93.70%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	93.70%	93.70%
Himax Technologies Limited	Himax Media Solutions, Inc.	ASIC service	ROC	99.22%	99.22%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	64.00%	64.00%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	Emza Visual Sense Ltd. (1)	Visual sensors and efficient machine vision algorithm	Israel	100.00%	100.00%

Note 1:   Emza Visual Sense Ltd. was wholly acquired by Himax Technologies Limited and becomes a subsidiary of the Company from June 28, 2018.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Principal Activities

The Company is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and Wafer Level Optics (WLO) for AR devices, 3D sensing and machine vision, ultra-low power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things.

(c)           Foreign Currency

The reporting currency of the Company is the United States dollar (USD). The functional currency for the Company and its major operating subsidiaries is the USD. Accordingly, the assets and liabilities of subsidiaries whose functional currency is other than the USD are included in the consolidation by translating the assets and liabilities into the reporting currency (the USD) at the exchange rates applicable at the end of the reporting period. Equity accounts are translated at historical rates. The statements of profit or loss and cash flows are translated at the average exchange rates at the date of transaction. Translation gains or losses are accumulated as a separate component of equity in accumulated other comprehensive income.

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

For the years ended December 31, 2017, 2018 and 2019

(f)            Financial Instruments

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

For the years ended December 31, 2017, 2018 and 2019

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

(i)            Property, Plant and Equipment

Property, plant and equipment consists primarily of land, building and machinery and equipment used in the design and development of products, and is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use. Except for the following paragraph, depreciation is primarily calculated on the straight-line method over the estimated useful lives of related assets which range as follows: building 25 years, building improvements 4 to 16 years, machinery 4 to 6 years, research and development equipment 2 to 6 years, office furniture and equipment 3 to 8 years, others 2 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight-line basis over the estimated useful lives ranging from 2 to 15 years. Land is not depreciated.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

(j)            Leases (policy applicable from January 1, 2019)

The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of the policies under IAS 17 and IFRIC 4 are described separately.

a.	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(i)	the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset; and

(ii)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

(iii) the Company has the right to direct the use of the identified asset throughout the period of use.

b.	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied. Except for leases described above, a right-of-use asset and a lease liability shall be recognized for all other leases at the lease commencement date.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured (i) if there is a change in the lease term; (ii) if there is a change in future lease payments arising from a change in an index or a rate; (iii) if there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in the circumstances aforementioned, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.

Lease payments included in the measurement of the lease liability comprise the following:

(i)	fixed payments, including in-substance fixed payments.

(ii)	the exercise price under a purchase option that the Company is reasonably certain to exercise and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Moreover, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

c.	As a lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the asset leased.

Leases (policy applicable before January 1, 2019)

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified operating leases.

As a lessee

Operating lease payments were recognized in profit or loss on a straight-line basis over the term of the lease.

As a lessor

Rental income from operating leases were recognized in profit or loss on a straight-line basis over the term of the lease.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(k)           Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill from acquisition of Himax Semiconductor, Inc. (formerly Wisepal Technologies, Inc., merged into Himax Technologies Limited on July 2, 2018) in 2007 amounting $26,846 thousand has been assigned to Driver IC cash generating unit (“CGU”) and goodwill from acquisition of Himax Display (USA) Inc. in 2012 amounting $1,292 thousand has been assigned to WLO CGU because these CGUs are expected to benefit from the synergies of the business combinations.

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 13.59% and 13.3% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2018 and 2019, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 14.34% and 16.07% as of December 31, 2018 and 2019, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.08% and 2.04% used in the test for both CGUs as of December 31, 2018 and 2019, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2017, 2018 and 2019, the Company did not recognize any impairment loss on goodwill.

(l)           Other Intangible Assets

Acquired intangible assets include patents, intellectual property and developed technology acquired in a business combination. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: software 2-3 years, patents 15 years, intellectual property 10 years and technology 7 years.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(m)          Impairment of Non-Financial Assets

The Company’s long-term non-financial assets, which consist of property, plant and equipment and intangible assets, are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Considering the terminal growth rate if non-financial assets with an indefinite useful life are allocated to the CGU in comparison with its carrying amount.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The annual discount rate was 14.58% and 13.14% in its test of non-financial assets impairment with an indefinite useful life for CMOS CGU as of December 31, 2018 and 2019, respectively, based on industry weighted average cost of capital. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.08% and 2.04% used in the test as of December 31, 2018 and 2019, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

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

For the years ended December 31, 2017, 2018 and 2019

(n)          Revenue Recognition

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

The Company’s revenue recognition from product sales is measured at the amount that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenue is reduced for estimated rebates and other similar allowances.

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

For the years ended December 31, 2017, 2018 and 2019

(o)          Employee Benefits

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

For the years ended December 31, 2017, 2018 and 2019

(p)          Income Taxes

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

(q)          Business Combinations

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(r)          Earnings Per Ordinary Share

Basic earnings per ordinary share is computed using profit or loss attributable to the shareholders and weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) and employee stock options granted to employees.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2017	2018	2019
Profits (loss) attributable to Himax Technologies, Inc. stockholders (in thousands)	$27,680	8,569	(13,614)
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,849	345,020	345,101
Basic earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08	0.02	(0.04)
Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders(2)	$0.16	0.05	(0.08)

Contingently issuable ordinary shares underlying the unvested RSUs and employee stock options granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2017	2018	2019
Profits (loss) attributable to Himax Technologies, Inc. stockholders (in thousands)	$27,680	8,569	(13,614)
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	344,849	345,020	345,101
Unvested RSUs (in thousands)(1)	54	49	-
Employee stock options (in thousands)(1)	-	-	-
	344,903	345,069	345,101
Diluted earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.08	0.02	(0.04)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders(2)	$0.16	0.05	(0.08)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note 1:   Since the Company had net loss for 2019, the unvested RSUs and employee stock options are not being considered with dilutive effect for the year.

Note 2:    As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009. The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2017, 2018 and 2019 is 172,425 thousand, 172,510 thousand and 172,550 thousand, respectively. Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2017, 2018 and 2019 is 172,452 thousand, 172,534 thousand and 172,550 thousand, respectively. The earnings (loss) per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

(s)          Segment Reporting

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

For the years ended December 31, 2017, 2018 and 2019

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

(u)          Use of Judgments and Estimates

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

For the years ended December 31, 2017, 2018 and 2019

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

Note 5.    Acquisition

(a)          Acquisition of nano 3D mastering related business

On February 21, 2018, the Company, through Himax IGI Precision Ltd., completed the acquisition of nano 3D mastering related business with total cash consideration approximating $1,400 thousand, and half of which, $700 thousand, was paid in 2019.

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

For the years ended December 31, 2017, 2018 and 2019

(b)         Acquisition of Emza Visual Sense Ltd.

Emza Visual Sense Ltd.(“Emza”) was purchased in April 2017 with an original investment amount of $2,230 thousand together with an additional investment amount of $270 thousand through conversion of equal amount of debts which occurred in 2016. On June 28, 2018, the Company completed the acquisition of all the outstanding common shares of Emza with total cash consideration approximating $6,371 thousand, including $400 thousand holdback was paid in 2019. The Company’s previously held equity interests in Emza was re-measured at fair value, which was determined with the assistance of an independent appraiser using the equity value allocation method at acquisition date. The re-measurement gain on the previously held equity interests in Emza was $1,662 thousand which is included in “other income” in the consolidated statements of profit or loss.

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

For the years ended December 31, 2017, 2018 and 2019

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

Note 6. Cash and Cash Equivalents

	December 31, 2018	December 31, 2019
	(in thousands)

Cash, demand deposits and checking accounts	$98,400	95,525
Time deposits with less than three months maturity date	8,037	5,530
	$106,437	101,055

Refer to Note 22 and Note 23 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

As of December 31, 2018 and 2019, no cash and cash equivalents were pledged with banks as collaterals.

Note 7. Financial Assets at Amortized Cost

	December 31, 2018	December 31, 2019
	(in thousands)
Time deposit with original maturities more than three months	$11,229	11,049

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2018 and 2019 is due in one year or less.

As of December 31, 2018 and 2019, no financial assets at amortized cost were pledged with banks as collaterals.

Note 8. Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	(in thousands)
Equity securities-unlisted company	$9,768	13,500
Non-current	$9,768	13,500

The Company sold one equity security in December 2017 for proceeds of $32,000 thousand, of which $10,000 thousand received in December 2017 and the balance of $22,000 thousand was received in January 2018. The Company recognized a gain on sale of securities of $23,038 thousand and withholding tax of $2,304 thousand for the year ended December 31, 2017, which is included in “Changes in fair value of financial assets at fair value through profit or loss” and “Income taxes payable”, respectively. The withholding tax payable was paid in 2018.

Net gain of $2,032 thousand and $3,732 thousand was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note 9. Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2017, 2018 and 2019, were $132 thousand, $55 thousand and $47 thousand, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2018 and 2019, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

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

As the noncontrolling shareholder didn’t exercise its redemption right before the deadline, the financial liability at amortized cost was transferred to noncontrolling interest in 2019 on the Company’s consolidated statements of financial position.

Note 11. Accounts Receivable, net

	January 1, 2018	December 31, 2018	December 31, 2019
	(in thousands)
Accounts receivable	$188,774	189,569	165,133
Less: Allowance for doubtful accounts	-	-	-
Less: Loss allowance	-	(290)	(190)
	$188,774	189,279	164,943

As of December 31, 2018 and 2019, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

	December 31, 2018
	Carrying amount of accounts receivable	Weighted average loss rate	Loss allowance for lifetime expected credit
	(in thousands)		(in thousands)
Not past due	$186,654	0.00%	-
Past due within 30 days	2,622	0.00%	-
Past due 31-60 days	3	0%-0.01%	-
Past due 61-90 days	-	0%-6.29%	-
Past due 91-120 days	-	0%-18.21%	-
Past due over 121 days	-	100.00%	-
	$189,279		-

	December 31, 2019
	Carrying amount of accounts receivable	Weighted average loss rate	Loss allowance for lifetime expected credit
	(in thousands)		(in thousands)
Not past due	$162,765	0.00%	-
Past due within 30 days	1,685	0%-0.25%	-
Past due 31-60 days	474	0%-4.16%	-
Past due 61-90 days	-	0%-4.17%	-
Past due 91-120 days	19	0%-20.4%	-
Past due over 121 days	-	100.00%	-
	$164,943		-

In addition, the Company recognized a loss allowance amounting to $290 thousand and $190 thousand as of December 31, 2018 and 2019, respectively, for accounts receivable with gross carrying amount of $290 thousand and $190 thousand, due to there was objective evidence indicating that it could not reasonably be expected those receivables would be able to be recovered.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The activity in the loss allowance is as follows:

Loss Allowance

Period	Balance at Beginning	Charges to	Amounts utilized /	Balance at
	of year	earnings	write-offs	end of year
	(in thousands)
Year 2017	$1,395	155	(1,550)	-
Year 2018	$-	290	-	290
Year 2019	$290	67	(167)	190

Note 12. Inventories

	December 31,	December 31,
	2018	2019
	(in thousands)
Finished goods	$41,557	41,310
Work in process	77,159	72,070
Raw materials	43,028	29,729
Supplies	817	665
	$162,561	143,774

The amounts of inventories that were charged to cost of revenues were $505,844 thousand, $536,966 thousand and $508,469 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $12,298 thousand, $17,724 thousand and $25,447 thousand, for the years ended December 31, 2017, 2018 and 2019, respectively, which were also included in cost of revenues.

As of December 31, 2018 and 2019, none of the Company’s inventories was pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note 13. Equity Method Investments

Associates consisted of the following:

			December 31, 2018		December 31, 2019
Name of Associate	Principal Activities	Place of Incorporation and operation	Carrying amount	Holding %	Carrying amount	Holding %
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$1,473	49.32	1,156	49.35
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	44	1.55	41	1.25
Kneron Inc.	Artificial intelligence chip design	California, USA	-	-	-	-
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	Kunshan, China	2,547	49.00	2,549	49.00
			$4,064		3,746

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

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2017	2018	2019
	(in thousands)
The Company’s share of losses of associates	$(1,200)	(1,095)	(477)
The Company’s share of other comprehensive income (loss) of associates	$106	(68)	26
The Company’s share of total comprehensive income (loss) of associates	$(1,094)	(1,163)	(451)

As of December 31, 2018 and 2019, none of the Company’s equity method investments was pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note 14. Other Intangible Assets

	Technology	Software	Others	Total
	(in thousands)
Cost
Balance at January 1, 2018	$6,889	4,268	100	11,257
Acquisitions through business combinations	6,282	-	2,663	8,945
Additions	-	925	-	925
Transfer from property, plant and equipment	-	9	-	9
Disposals	-	-	-	-
Effect of exchange rate changes	-	(8)	(13)	(21)
Balance at December 31, 2018	13,171	5,194	2,750	21,115
Additions	-	152	-	152
Transfer from property, plant and equipment	-	-	-	-
Disposals	-	-	-	-
Effect of exchange rate changes	-	(4)	39	35
Balance at December 31, 2019	$13,171	5,342	2,789	21,302

Accumulated Amortization
Balance at January 1, 2018	$4,756	3,548	54	8,358
Amortization for the year	1,433	469	78	1,980
Transfer from property, plant and equipment	-	7	-	7
Disposals	-	-	-	-
Effect of exchange rate changes	-	(7)	(1)	(8)
Balance at December 31, 2018	6,189	4,017	131	10,337
Amortization for the year	1,492	602	119	2,213
Transfer from property, plant and equipment	-	-	-	-
Disposals	-	-	-	-
Effect of exchange rate changes	-	(4)	6	2
Balance at December 31, 2019	$7,681	4,615	256	12,552

Carrying amounts
At December 31, 2018	$6,982	1,177	2,619	10,778
At December 31, 2019	$5,490	727	2,533	8,750

Others in other intangible assets includes the acquired trademark $1,800 thousand with an indefinite useful life.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7 years
Software	2-10 years
Others (except for trademark)	7-15 years

Note 15. Property, Plant and Equipment

(a)

	Land	Building and improvements	Machinery	Research and development equipment	Office furniture and equipment	Others	Prepayments for purchase of equipment and construction in progress	Total
	(in thousands)
Cost
Balance at January 1, 2018	$14,328	24,944	55,070	40,192	11,887	29,157	27,394	202,972
Acquisitions through business combinations	-	-	700	-	27	-	-	727
Additions	-	4,268	14,520	6,084	1,352	3,879	14,045	44,148
Transfers	-	2,759	684	96	-	-	(3,548)	(9)
Disposals	-	-	(506)	(415)	(232)	(570)	-	(1,723)
Effect of exchange rate changes	-	-	-	-	(70)	(86)	-	(156)
Balance at December 31, 2018	14,328	31,971	70,468	45,957	12,964	32,380	37,891	245,959
Adjustments on initial Application of IFRS 16	-	-	-	-	-	5,899	-	5,899
Additions	27,500	6,502	3,909	1,069	884	4,280	25	44,169
Transfers	-	36,884	-	-	468	-	(37,352)	-
Disposals	-	-	(51)	(2,388)	(638)	(3,273)	-	(6,350)
Effect of exchange rate changes	-	-	-	-	(12)	(38)	-	(50)
Balance at December 31, 2019	$41,828	75,357	74,326	44,638	13,666	39,248	564	289,627

Accumulated Depreciation
Balance at January 1, 2018	$-	14,724	40,163	29,447	10,317	23,746	-	118,397
Depreciation for the year	-	1,326	7,891	5,087	710	3,333	-	18,347
Transfers	-	-	-	(7)	-	-	-	(7)
Disposals	-	-	(506)	(415)	(232)	(569)	-	(1,722)
Effect of exchange rate changes	-	-	-	-	(58)	(65)	-	(123)
Balance at December 31, 2018	-	16,050	47,548	34,112	10,737	26,445	-	134,892
Depreciation for the year	-	4,074	6,718	4,795	904	5,695	-	22,186
Transfers	-	-	-	-	-	-	-	-
Disposals	-	-	(51)	(2,388)	(638)	(3,265)	-	(6,342)
Effect of exchange rate changes	-	-	-	-	(17)	(30)	-	(47)
Balance at December 31, 2019	$-	20,124	54,215	36,519	10,986	28,845	-	150,689
Carrying amounts
At December 31, 2018	$14,328	15,921	22,920	11,845	2,227	5,935	37,891	111,067
At December 31, 2019	$41,828	55,233	20,111	8,119	2,680	10,403	564	138,938

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The Company incurred non-cash capital expenditures of $13,139 thousand, $5,524 thousand and $1,999 thousand in the years ended December 2017, 2018 and 2019.

The above items of property, plant and equipment, except certain machinery and equipment for specific project depreciated on Fixed-Percentage-on-Declining-Base Method basis mentioned in Note 4(i), are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	25 years
Building improvements	4-16 years
Machinery	4-6 years
Research and development equipment	2-6 years
Office furniture and equipment	3-8 years
Others	2-15 years

For the years ended December 31, 2017, 2018 and 2019, the Company did not recognize any impairment loss on property, plant and equipment.

(b)	Lease Arrangements

(i)	Right-of-use assets

The Company recognized additional $5,899 thousand of right-of-use assets and $5,899 thousand of lease liabilities as at January 1, 2019. Addition to right-of use assets during 2019 was $246 thousand. The carrying amount of right-of use assets for offices and buildings lease included in Others in property, plant and equipment was $4,115 thousand as of December 31, 2019. Depreciation expense of right-of-use assets amounted to $2,018 thousand in 2019.

(ii)	Lease liabilities

December 31, 2019
(in thousands)
Current portion (classified under other current liabilities)	$1,432
Non-current portion (classified under other non-current liabilities)	2,788
$4,220

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(iii)	Additional lease information

Year ended December 31, 2019
(in thousands)
Expenses relating to short-term leases	$313
Expenses relating to low-value asset leases	$143
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,631

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

Lease Liabilities
(in thousands)
January 1, 2019	$5,899
Change from financing cash flows:
Payment of lease liabilities	(1,957)
Total Change from financing cash flows	(1,957)
Other Changes:
New lease	246
Interest expense	112
Interest paid	(112)
Effect of exchange rate changes	32
Total liability-related other changes	278
December 31, 2019	$4,220

Note 16. Other Current Liabilities

	December 31,	December 31,
	2018	2019
	(in thousands)
Accrued payroll and related expenses	$10,009	9,522
Accrued mask, mold fees and other expenses for RD	9,935	9,263
Payable for purchases of building and equipment	5,611	2,298
Accrued software maintenance	1,921	2,275
Allowance for sales discounts	494	896
Accrued insurance, welfare expenses, professional fee	13,810	15,854
	$41,780	40,108

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The activity in the sales discounts is as follows:

Allowance for sales discounts

Period	Balance at beginning of year	Charges to earnings	Amounts utilized	Balance at end of year
	(in thousands)
Year 2017	$1,536	8,720	(9,053)	1,203
Year 2018	$1,203	1,855	(2,564)	494
Year 2019	$494	6,448	(6,046)	896

Note 17. Short-Term Borrowings

	December 31, 2018	December 31, 2019
	(in thousands)
Unsecured borrowings	$20,000	57,339
Secured borrowings	$164,000	164,000
Unused credit lines	$247,295	242,476
Interest rate-unsecured borrowings	2.96%	1.04403%~ 2.96453%
Interest rate-secured borrowings	0.35%~0.78%	0.35%~0.78%

As of December 31, 2018 and 2019, cash and time deposits totaling $164,000 thousand and $164,000 thousand are pledged as collateral, respectively.

As of December 31, 2019, unused credit lines will expire between January 2020 and November 2020. Among the unused credit lines, $24,001 thousand will expire before the end of March 2020, and $136,000 thousand belonging to the parent company needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured borrowings	Secured borrowings
	(in thousands)
January 1, 2018	$-	147,000
Change from financing cash flows:
Proceeds from borrowings	40,000	91,000
Repayment from borrowings	(20,000)	(74,000)
Total Change from financing cash flows	20,000	17,000
December 31, 2018	20,000	164,000
Change from financing cash flows:
Proceeds from borrowings	244,224	158,000
Repayment from borrowings	(207,006)	(158,000)
Total Change from financing cash flows	37,218	-
Other Changes:
Effect of exchange rate changes	121	-
Total liability-related other changes	121	-
December 31, 2019	$57,339	164,000

Note 18.Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Reconciliations of defined benefit obligation at present value and plan asset at fair value are as follows:

	December 31, 2018	December 31, 2019
	(in thousands)
Present value of the defined benefit obligations	$3,184	3,142
Fair value of plan assets	(3,565)	(3,730)
	$(381)	(588)
Net defined benefit liabilities	151	50
Prepaid pension costs	(532)	(638)
	$(381)	(588)

(i)	Plan assets

The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. As of December 31, 2019, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $3,730 thousand.

(ii)	Movements in present value of the defined benefit obligations

	Year ended December 31,
	2018	2019
	(in thousands)
Balance at beginning of year	$4,460	3,184
Service costs	20	26
Interest expense	76	121
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
-Changes in demographic assumptions	47	2
-Experience adjustment	10	(149)
-Change in financial assumptions	(1,217)	53
Refund of overfunding	-	(18)
Effect of changes in exchange rates	(212)	(77)
Balance at end of year	$3,184	3,142

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(iii)	Movements in the fair value of plan assets

	Year ended December 31,
	2018	2019
	(in thousands)
Balance at beginning of year	$3,410	3,565
Interest income	57	140
Remeasurements gain (loss):
-Return on plan assets excluding interest income	81	120
Contributions paid by the employer	132	56
Refund of overfunding	-	(70)
Effect of changes in exchange rate	(115)	(81)
Balance at end of year	$3,565	3,730

(iv)	Expenses recognized in profit or loss

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Current service costs	$15	20	26
Interest expense (income)	19	19	(19)
	$34	39	7
Cost of revenues	$9	14	6
Research and development	17	18	1
General and administrative	5	4	-
Sales and marketing	3	3	-
	$34	39	7

(v)	Remeasurement of net defined benefit liability recognized in other comprehensive income

	Year ended December 31,
	2018	2019
	(in thousands)
Balance at beginning of year	$1,262	129
Recognized during the period	(1,133)	(189)
Balance at end of year	$129	(60)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(vi)	Actuarial assumptions

The principal actuarial assumptions were as follows:

	December 31, 2018	December 31, 2019
Discount rate	1.22%-1.24%	0.87%-0.88%
Rate of increase in compensation levels	3.00%	3.00%

The Company expects to make contribution of $57 thousand to the defined benefit plans in the next year starting from January 1, 2020.

As at December 31, 2019, the weighted average duration of the defined benefits obligation was between 19 years to 20 years.

(vii)	Sensitivity analysis

Reasonably possible changes at December 31, 2018 and 2019 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2018		December 31, 2019
	+ 0.5%	- 0.5%	+ 0.5%	-0.5%
	(in thousands)		(in thousands)
Discount rate	(284)	317	(272)	302
Rate of increase in compensation levels	310	(281)	294	(268)

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2017, 2018 and 2019, based on the contribution called for were $3,367 thousand, $3,527 thousand and $3,316 thousand, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,523 thousand, $1,655 thousand and $1,489 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

Other foreign subsidiaries recognized pension expenses of $178 thousand, $253 thousand and $434 thousand for the years ended December 31, 2017, 2018 and 2019, respectively, for the defined contribution plans based on their respective local government regulations.

Note 19.   Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of sales and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenues	$204	90	9
Research and development	5,222	3,165	339
General and administrative	723	387	50
Sales and marketing	995	544	59
Total compensation recognized in income	$7,144	4,186	457
Income tax benefit	$1,525	894	89

(a)	Long-term Incentive Plan

(i)	Restricted share Units (RSUs)

On September 7, 2011, the Company’s shareholders approved a long-term incentive plan. The amended and restated plan was amended and restated by extending its duration to September 6, 2022, which was approved by the Company’s shareholders at the annual general meeting held on August 28, 2019. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

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

For the years ended December 31, 2017, 2018 and 2019

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2017	182,488	$8.60
Granted	580,235	10.93
Vested	(662,368)	10.62
Forfeited	(7,755)	8.77
Balance at December 31, 2017	92,600	8.77
Granted	676,273	5.76
Vested	(698,427)	5.92
Forfeited	(10,108)	8.55
Balance at December 31, 2018	60,338	7.98
Vested	(38,878)	8.29
Forfeited	(2,967)	7.98
Balance at December 31, 2019	18,493	7.34

As of December 31, 2019, the total compensation cost related to the unvested RSUs not yet recognized was $136 thousand. The weighted-average period over which it is expected to be recognized is 1.44 years.

In 2017, 2018 and 2019, the Company settled RSUs release with shares buyback of 200,074 shares, 82,814 shares and 77,756 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenues	$112	56	-
Research and development	5,097	3,104	86
General and administrative	686	373	26
Sales and marketing	980	538	19
Total compensation recognized in income	$6,875	4,071	131
Income tax benefit	$1,525	894	30

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(ii)	Employee stock options

On September 23, 2019, the Company’s compensation committee approved a plan to grant stock options, the 2019 plan, to certain employees. The 2019 plan authorizes grants to purchase up to 3,000,000 units ADS, representing 6,000,000 shares of the Company’s ordinary share. 2,226,690 units of stock option to purchase 2,226,690 units ADS were grant to certain employees at an exercise price of $2.27 on September 30, 2019.

The 2019 plan has two years contractual life and one year vesting period. Based on the vesting schedule, 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. The Company recognized compensation expenses of $326 thousand in 2019. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses in the consolidated statements of profit or loss. Income tax benefits of $59 thousand are realized in the consolidated statements of profit or loss for employee stock options for the year ended December 31, 2019.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. The Company uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. The risk-free rates for the expected term of the options are based on the interest rates of 1 years and 1.5 years U.S. Treasury yield at the time of grant.

2019 plan
Valuation assumptions:
Expected dividend yield	3.5%
Expected volatility	51.96%-57.79%
Expected term (years)	1-1.5
Risk-free interest rate	1.69%-1.75%

Stock option activity during the periods indicated is as follows:

	Number of Units	Weighted average exercise price	Weighted average remaining contractual term
Granted	2,226,690	$2.27	1.75
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2019	2,226,690	2.27	1.5
Exercisable at December 31, 2019	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(b)	Employee stock options

(i)	On January 1, 2016, board of directors of Himax Imaging, Inc. approved a plan to grant stock options, the 2016 plan, to certain employees. The 2016 plan authorizes grants to purchase up to 1,760,000 shares of Imaging Taiwan’ issued ordinary shares held by Himax Imaging, Inc. The exercise price was NT$30 (US$0.9139). Himax Taiwan obtained all Imaging Taiwan’ issued ordinary shares previously held by Himax Imaging, Inc. in March, 2017, in a re-organization of entities under common control, whereby Himax Taiwan assumed the obligation to sell Imaging Taiwan’ ordinary shares once employees exercised the options for the 2016 plan.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2017	616,000	$0.9139	3.0
Granted	-	-
Exercised	-	-
Forfeited	(35,000)	0.9139
Balance at December 31, 2017	581,000	0.9139	2.0
Granted	-	-
Exercised	-	-
Forfeited	(35,000)	0.9139
Balance at December 31, 2018	546,000	0.9139	1.0
Granted	-	-
Exercised	-	-
Forfeited	(25,000)	0.9139
Expired	(521,000)	0.9139
Balance at December 31, 2019	-	-	-
Exercisable at December 31, 2019	-	-

(ii)	On January 1, 2016, board of directors of Imaging Taiwan approved a plan to grant stock options, the 2016 plan, to certain employees. This plan authorizes grants to purchase up to 2,040,000 shares of Imaging Taiwan’ authorized but unissued ordinary shares. The exercise price was NT$30 (US$0.9139).

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2017	1,797,000	$0.9139	3.0
Granted	-	-
Exercised	(115,000)	0.9139
Forfeited	(173,000)	0.9139
Balance at December 31, 2017	1,509,000	0.9139	2.0
Granted	-	-
Exercised	-	-
Forfeited	(150,000)	0.9139
Balance at December 31, 2018	1,359,000	0.9139	1.0
Granted	-	-
Exercised	-	-
Forfeited	(209,000)	0.9139
Expired	(1,135,000)	0.9139
Balance at December 31, 2019	15,000	0.9139	-
Exercisable at December 31, 2019	15,000	0.9139

(iii)	On October 6, 2015, board of directors of Himax Display, Inc. approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display, Inc.’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $269 thousand, $115 thousand and nil in 2017, 2018 and 2019, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses in the consolidated statements of profit or loss. There was no income tax benefit realized in the consolidated statements of profit or loss for employee stock options for the years ended December 31, 2017, 2018 and 2019.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

2015 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	33.52%
Expected term (years)	3.125
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2017	1,993,000	$1.986	2.75
Granted	-	-
Exercised	-	-
Forfeited	(50,000)	1.986
Balance at December 31, 2017	1,943,000	1.986	1.75
Granted	-	-
Exercised	-	-
Forfeited	(32,000)	1.986
Balance at December 31, 2018	1,911,000	1.986	0.75
Granted	-	-
Exercised	-	-
Forfeited	(22,200)	1.986
Expired	(1,888,800)	1.986
Balance at December 31, 2019	-	-	-
Exercisable at December 31, 2019	-	-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note 20.   Equity

(a)           Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2018 and 2019.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2018 and 2019. The outstanding ordinary shares were 344,290,306 shares and 344,368,062 shares at December 31, 2018 and 2019, respectively. 12,409,176 treasury shares and 12,331,420 treasury shares were held by the Company as of December 31, 2018 and 2019, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)           Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2018 and 2019 were as follows:

	December 31, 2018	December 31, 2019
	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	5,080	5,025
From share-based compensation	6,182	6,634
From share of changes in equities of associates	146	150
	$104,749	105,150

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2018 and 2019 amounted to $78,901 thousand and $79,931 thousand, respectively.

(d)           Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

	Foreign currency translation	Unrealized gains (losses) on securities	Defined benefit pension plans	Accumulated other comprehensive income
	(in thousands)
Beginning balance, January 1, 2017	$(279)	(350)	(925)	(1,554)
Exchange differences arising on translation of foreign operations	862	-	-	862
Changes in fair value of financial assets	-	313	-	313
Remeasurement of defined benefit pension plans	-	-	(67)	(67)
Ending balance, December 31, 2017	583	(37)	(992)	(446)
Exchange differences arising on translation of foreign operations	(334)	-	-	(334)
Changes in fair value of financial assets	-	(869)	-	(869)
Remeasurement of defined benefit pension plans	-	-	1,100	1,100
Ending balance, December 31, 2018	249	(906)	108	(549)
Exchange differences arising on translation of foreign operations	(545)	-	-	(545)
Changes in fair value of financial assets	-	(30)	-	(30)
Remeasurement of defined benefit pension plans	-	-	172	172
Ending balance, December 31, 2019	$(296)	(936)	280	(952)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(e)            Noncontrolling interest

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Balance at the beginning of year	$418	(1,735)	(4,261)
Equity attributable to non-controlling interests
Loss for the year	(2,142)	(2,543)	(2,570)
Transfer of financial liability to noncontrolling interests	-	-	5,071
Changes in fair value of financial assets	9	(26)	(5)
Remeasurement of defined benefit pension plans	(14)	33	17
Share-based compensation expenses	52	22	5
New shares issued by subsidiary	(25)	(10)	-
Exchange differences arising on translation of foreign operations	-	(2)	-
Purchase of subsidiary shares from noncontrolling interests	(33)	-	-
Balance at the end of year	$(1,735)	(4,261)	(1,743)

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

According to the amendments to the ROC Statute for Industrial Innovation in July 2019, in addition to providing 10 year extension for the existing tax credits for qualifying research and development expenses, "deduction of actual investment from tax base of undistributed earning tax" and "tax credit for smart machinery and 5G system expenditures" were added as new incentive items.

Eligible investment amount applicable for deduction of tax base of undistributed earning tax is effective for undistributed earnings invested in substantive investment within 3 years after fiscal year-end. Tax credit for investment amount eligible for smart machinery limited to 5% of expenditure for the current year or 3% of expenditure within 3 consecutive year. Tax credit for smart machinery combined with R&D tax credit shall not exceed 50% of current year corporate income tax plus undistributed earnings tax payable.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

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

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2017, 2018 and 2019 consists of the following:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Current tax expense
Current period	$6,852	5,878	1,461
Adjustment for prior periods	(686)	(172)	(126)
	6,166	5,706	1,335

Deferred tax expense
Origination and reversal of temporary differences	(955)	1,012	247
Investment tax credits and operating loss carryforward	(657)	(4,525)	(1,166)
Effect of tax rate changes	-	(1,199)	-
	(1,612)	(4,712)	(919)
Total income tax expense	$4,554	994	416

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2017, 2018 and 2019 consist of the following:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$(15)	169	25

(c)	Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 17% in 2017 and 20% in 2018 and 2019, compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	Years ended December 31,
	2017		2018		2019
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit (loss) before income taxes		$30,092		$7,020		$(15,768)
Income tax expense calculated at the statutory rate	17.0%	5,116	20.0%	1,404	20.0%	(3,154)
Tax on undistributed earnings	(3.9)%	(1,181)	(10.8)%	(755)	8.0%	(1,261)
Tax-exempt income	(1.8)%	(548)	(16.2)%	(1,135)	-	-
Tax benefit resulting from setting aside legal reserve from prior year’s income	(2.3)%	(686)	(0.8)%	(56)	0.3%	(51)
Tax benefit resulting from offsetting prior year’s undistributed earning tax with current year’s loss	-	-	-	-	2.8%	(443)
Increase in tax credits	(13.1)%	(3,926)	(75.6)%	(5,306)	17.1%	(2,698)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards and investment tax credits	19.3%	5,815	100.2%	7,034	(40.9)%	6,455
Net of non-taxable income and non-deductible expense	0.4%	115	(2.1)%	(151)	(2.2)%	343
Capital gain tax	7.7%	2,304	(1.6)%	(116)	-	-
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	(1.0)%	(298)	6.3%	440	(1.2)%	194
Foreign tax rate differential	(9.9)%	(2,988)	12.1%	850	(3.5)%	548
Variance from audits, amendments and examinations of prior years’ income tax filings	1.5%	456	(0.8)%	(58)	(2.3)%	368
Effect of tax rate changes	-	-	(17.1)%	(1,199)	-	-
Others	1.2%	375	0.6%	42	(0.7)%	115
Income tax expense		$4,554		$994		$416
Effective tax rate	15.1%		14.2%		(2.6)%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(d)	As of December 31, 2018 and 2019, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31, 2018	December 31, 2019
	(in thousands)
Deferred tax assets:k
Inventory	$5,996	5,089
Tax credit carryforwards	3,567	5,645
Operating loss carryforward-statutory tax	2,166	1,254
Accrued compensated absences	553	588
Allowance for sales discounts	685	576
Depreciation	481	521
Unrealized foreign exchange loss	8	102
Others	448	658
	$13,904	14,433

Deferred tax liabilities:
Acquired intangible assets	$(1,645)	(1,255)
Remeasurement of defined benefit plans	(114)	(139)
	$(1,759)	(1,394)

As of December 31, 2019, the Company has not provided for income taxes on undistributed earnings of approximately $593,037 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2018	Recognized in profit or loss	Recognized in other comprehensive income	December 31, 2018	Recognized in profit or loss	Recognized in other comprehensive income	December 31, 2019
	(in thousands)
Inventory	$4,581	1,415	-	5,996	(907)	-	5,089
Tax credit carryforwards	618	2,949	-	3,567	2,078	-	5,645
Operating loss carryforward	590	1,576	-	2,166	(912)	-	1,254
Accrued compensated absences	446	107	-	553	35	-	588
Allowance for sales discounts	575	110	-	685	(109)	-	576
Depreciation	367	114	-	481	40	-	521
Unrealized foreign exchange loss (gain)	(25)	33	-	8	94	-	102
Remeasurement of defined benefit plans	138	(83)	(169)	(114)	-	(25)	(139)
Acquired intangible assets	(86)	(1,559)	-	(1,645)	390	-	(1,255)
Others	398	50	-	448	210	-	658
Total	$7,602	4,712	(169)	12,145	919	(25)	13,039

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31, 2018	December 31, 2019
	(in thousands)
Unused tax credits	$1,934	1,560
Unused operating loss carryforwards-statutory tax	222,240	224,566
Unused operating loss carryforwards-undistributed earnings tax	198,639	229,177
Others	21,665	27,333
	$444,478	482,636

As of December 31, 2019, the unused investment tax credits with its expiration year from 2020 to 2034 from US operations were $1,560 thousand.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

As of December 31, 2019, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

	Deductible amount	Unrecognized deferred tax assets	Expiration year
	(in thousands)
Taiwan operations	$90,601	$18,120	2020~2024
	108,690	21,738	2025~2029
Hong Kong operations	1,820	150	Indefinitely
US operations	11,789	3,078	2024~2039
Israel operations	11,666	2,683	Indefinitely
		$45,769

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. Except for Himax Taiwan, which has been examined and assessed by the ROC tax authorities through 2015, and tax return of 2016 for Imaging Taiwan is open to examination, all other Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2017. The income tax returns of 2018 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company's unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2019.

Note 22. Financial Instruments

(a)	Categories of financial instruments

(i)	Financial assets

	December 31, 2018	December 31, 2019
	(in thousands)
Financial assets measured at fair value through profit or loss	$9,768	13,500
Financial assets measured at fair value through other comprehensive income	791	709
Measured at amortized cost:
Cash and cash equivalents	106,437	101,055
Financial assets at amortized cost	11,229	11,049
Accounts receivable and other receivables (including related parties)	194,021	168,377
Restricted deposit (including current and noncurrent)	164,456	164,133
Refundable deposits	1,311	4,372
Subtotal	477,454	448,986
Total	$488,013	463,195

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(ii)	Financial liabilities

	December 31, 2018	December 31, 2019
	(in thousands)
Measured at amortized cost:
Unsecured borrowings	$20,000	57,339
Secured borrowings	164,000	164,000
Financial liability at amortized cost	5,071	-
Accounts payables and other payables (including related party)	196,429	154,175
Lease liabilities	-	4,220
Guarantee deposits	154	400
Total	$385,654	380,134

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

(in thousands)	Contractual cash flows	Within 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
December 31, 2018
Non-derivative financial liabilities
Unsecured borrowings	$20,003	20,003	-	-	-	-
Secured borrowings	164,334	114,329	50,005	-	-	-
Financial liability at amortized cost	5,071	5,071	-	-	-	-
Guarantee deposits	154	154	-	-	-	-
	$189,562	139,557	50,005	-	-	-
December 31, 2019
Non-derivative financial liabilities
Unsecured borrowings	$57,625	57,625	-	-	-	-
Secured borrowings	164,254	114,248	50,006	-	-	-
Lease liabilities	4,450	971	559	1,614	1,306	-
Guarantee deposits	400	400	-	-	-	-
	$226,729	173,244	50,565	1,614	1,306	-

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(c)	Currency risk

i.	Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

(in thousands)	December 31, 2018			December 31, 2019
	Foreign currency	Exchange rate	Functional currency	Foreign currency	Exchange rate	Functional currency
Financial assets
Monetary items
NTD	205,394	30.715	6,687	148,825	29.98	4,964
CNY	33,590	6.8681	4,891	34,726	6.9762	4,978
Financial liabilities
Monetary items
NTD	922,148	30.715	30,023	897,593	29.98	29,939

ii.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, other receivable, accounts payable and other payable that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD) and CNY at December 31, 2018 and 2019, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $1,845 thousand and $2,000 thousand, respectively.

iii.	Interest rate risk

The Company’s unsecured borrowings and secured borrowings carried floating interest rates and fixed interest rates. The Company’s exposure to changes in interest rates is mainly from floating-rate borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

The following sensitivity analysis is determined based on the exposure to interest rate risk. For floating-rate debts, the analysis assumes that the balances of outstanding debts at the end of the reporting period had been outstanding for the entire year.

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2018 and 2019 by $243 thousand and $336 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(d)	Fair value information

i.	Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

ii.	Financial instruments measured at fair value

(1)	Fair value hierarchy

	December 31, 2018
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Equity securities-unlisted company	$9,768	-	-	9,768	9,768
Subtotal	9,768	-	-	9,768	9,768
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	791	-	-	791	791
Total	$10,559	-	-	10,559	10,559

	December 31, 2019
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Equity securities-unlisted company	$13,500	-	-	13,500	13,500
Subtotal	13,500	-	-	13,500	13,500
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	709	-	-	709	709
Total	$14,209	-	-	14,209	14,209

(2)	Valuation techniques and assumptions used in fair value measurement

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The fair value of financial instruments is based on the valuation techniques. The fair value using valuation techniques refers to the current fair value of other financial instruments with similar conditions and characteristics, or using a discounted cash flow method, or other valuation techniques which include model calculating with observable market data at the reporting date.

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2019. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)	Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2018 and 2019.

(4)	Movement in financial assets included in Level 3 of fair value hierarchy

(in thousands)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
January 1, 2018	$1,600	1,522	3,122
Disposal-capital reduction of investment	-	(29)	(29)
Reclassified from equity method investments	6,136	-	6,136
Recognized in other comprehensive income	-	(702)	(702)
Recognized in profit or loss	2,032	-	2,032
December 31, 2018	$9,768	791	10,559

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(in thousands)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
January 1, 2019	$9,768	791	10,559
Disposal-capital reduction of investment	-	(47)	(47)
Recognized in other comprehensive income	-	(35)	(35)
Recognized in profit or loss	3,732	-	3,732
December 31, 2019	$13,500	709	14,209

Note 23. Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2017, 2018 and 2019

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

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2017	2018	2019
Customer A and its affiliates	25.8%	28.1%	29.5%
Customer B and its affiliates	15.5%	12.6%	8.9%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31, 2018	December 31, 2019
Customer A and its affiliates	33.5%	37.7%
Customer B and its affiliates	12.9%	7.9%

Refer to Note 11 for aging analysis of accounts receivable and the movement in the loss allowance.

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

For the years ended December 31, 2017, 2018 and 2019

(d)	Liquidity risk

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate working capital and unused credit facilities.

At December 31, 2019, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

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

The Company is exposed to interest rate risk primarily related to its outstanding borrowings. The Company’s borrowings carried floating interest rates. To manage the interest rate risk, the Company periodically assesses the interest rates of bank loans and maintains good relationships with financial institutions to obtain lower financing costs. The Company also strengthens the management of working capital to reduce the dependence on bank loans as well as the risk arising from fluctuation of interest rates.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2019. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

	December 31, 2018	December 31, 2019
	(in thousands)
Total liabilities	$394,391	387,237
Less: cash and cash equivalents	106,437	101,055
	$287,954	286,182
Equity attributable to owners of Himax Technologies, Inc.	$446,548	432,987

Note 25. Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Viewsil Microelectronics (Kunshan) Limited (Viewsil)	Equity method investee of the Company
Viewsil Technology Limited (VST)	The subsidiary of Viewsil

(b)	Significant transactions with related parties

(i)	Purchases and accounts payable

Purchases of raw materials and components from VST were $522 thousand for the year ended December 31, 2017 and the related payable had been paid before December 31, 2017.

The purchase prices and payment terms to related party were incomparable to that from third parties due to no similar transaction.

(ii)	The Company made an interest-free loan of $2,780 thousand and $1,200 thousand as of December 31, 2018 and 2019, respectively, to VST for its short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2020. The Company may consider providing further future loans to VST.

(iii)	In 2017, 2018 and 2019, Viewsil provided technical service on new source driver chip and integrated circuit module for the Company’s research activities for a fee of $2,200 thousand, $2,200 thousand and $1,800 thousand, respectively, which was charged to research and development expense. As of December 31, 2018 and 2019, the related payables resulting from the aforementioned transactions were $2,200 thousand and $2,220 thousand, respectively.

(iv)	In 2018, the Company purchased mask from VST for the Company’s research activities for a fee of $1,597 thousand. As of December 31, 2018 and 2019, the related payables resulting from the aforementioned transactions were $1,597 thousand and nil, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(c)	Compensation of key management personnel

For the years ended December 31, 2018 and 2019, the aggregate cash compensation that the Company paid to the independent directors was both $135 thousand. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Short-term employee benefits	$829	855	822
Post-employment benefits	7	7	7
Share-based compensation	226	41	14
	$1,062	903	843

Note 26. Pledged assets

Pledged assets(1)	Pledged to secure	December 31, 2018	December 31, 2019
		(in thousands)
Restricted cash and time deposit	Secured borrowings	$164,000	164,000
Restricted time deposits	For government grants	326	-
Restricted time deposits	For customs duties	130	133
		$164,456	164,133

(1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note 27. Commitments and Contingencies

(a)	As of December 31, 2018 and 2019, the Company had entered into several contracts for the acquisition of land, equipment and computer software. Total contract prices amounted to $75,824 thousand and $3,402 thousand, respectively. As of December 31, 2018 and 2019, the remaining commitments were $38,579 thousand and $2,380 thousand, respectively.

(b)	As of December 31, 2019, amount of outstanding letters of credit for the purchase of machinery and equipment was $488 thousand.

(c)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(d)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(e)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Contractual obligations resulting from above arrangements approximate $172,986 thousand and $129,420 thousand as of December 31, 2018 and 2019, respectively.

(f)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2019, management is not aware of any pending litigation against the Company.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

	Year Ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Segment revenues	$586,258	137,347	723,605
Segment operating income (loss)	$56,023	(52,638)	3,385
Non operating income, net			3,635
Consolidated profits before income taxes			$7,020
Significant noncash items:
Share Based Compensation	$189	219	408
Depreciation and amortization	$3,248	17,079	20,327

	Year Ended December 31, 2019
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Segment revenues	$544,727	127,108	671,835
Segment operating income (loss)	$29,070	(47,377)	(18,307)
Non operating income, net			2,539
Consolidated loss before income taxes			$(15,768)
Significant noncash items:
Share Based Compensation	$221	236	457
Depreciation and amortization	$5,511	18,888	24,399

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

	For the year ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
China	$419,249	61,143	480,392
Taiwan	136,526	31,596	168,122
Other Asia Pacific (Philippines, Korea and Japan)	30,483	41,811	72,294
Europe and America	-	2,797	2,797
	$586,258	137,347	723,605

	For the year ended December 31, 2019
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
China	$421,729	50,643	472,372
Taiwan	90,971	38,286	129,257
Other Asia Pacific (Philippines, Korea and Japan)	31,861	36,918	68,779
Europe and America	166	1,261	1,427
	$544,727	127,108	671,835

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2017
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Display drivers for large-size applications	$224,798	-	224,798
Display drivers for mobile handsets applications	113,591	-	113,591
Display drivers for consumer electronics applications	191,458	-	191,458
Non-driver products	-	155,320	155,320
	$529,847	155,320	685,167

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

	For the year ended December 31, 2018
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Display drivers for large-size applications	$260,540	-	260,540
Display drivers for mobile handsets applications	112,221	-	112,221
Display drivers for consumer electronics applications	213,497	-	213,497
Non-driver products	-	137,347	137,347
	$586,258	137,347	723,605

	For the year ended December 31, 2019
	Driver IC	Non-driver products	Consolidated Total
	(in thousands)
Display drivers for large-size applications	$237,276	-	237,276
Display drivers for mobile handsets applications	114,956	-	114,956
Display drivers for consumer electronics applications	192,495	-	192,495
Non-driver products	-	127,108	127,108
	$544,727	127,108	671,835

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31, 2018	December 31, 2019
	(in thousands)
Taiwan	$109,732	136,986
U.S.	668	730
China	540	803
Korea	83	95
Israel	28	265
Japan	16	59
	$111,067	138,938

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Driver IC segment:
Customer A and its affiliates	$147,961	178,907	182,442
Customer B and its affiliates	102,493	87,927	56,260
	$250,454	266,834	238,702
Non-driver products segment:
Customer A and its affiliates	$28,767	24,088	15,988
Customer B and its affiliates	3,887	2,917	3,521
	$32,654	27,005	19,509

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31, 2018	December 31, 2019
	(in thousands)
Customer A and its affiliates	$63,501	62,136
Customer B and its affiliates	24,462	13,086
	$87,963	75,222

Note 29. The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Recognized in cost of revenues	$5,965	8,600	8,146
Recognized in operating expenses	9,307	9,747	14,040
	$15,272	18,347	22,186

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

(b)	Amortization of intangible assets

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Recognized in cost of revenues	$2	3	58
Recognized in operating expenses	1,406	1,977	2,155
	$1,408	1,980	2,213

(c)	Employee benefits expense

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Salary	$89,911	91,822	80,617
Labor and health insurance	5,841	6,054	5,668
Pension	5,102	5,474	5,246
Others	3,486	3,576	3,586
	$104,340	106,926	95,117

Employee benefits expense summarized by function
Recognized in cost of revenues	$5,223	6,512	5,597
Recognized in operating expenses	99,117	100,414	89,520
	$104,340	106,926	95,117

Note 30. Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Statements of Financial Position

	December 31, 2018	December 31, 2019
	(in thousands)
Cash	$813	1,002
Financial asset at amortized cost	4,819	4,920
Other receivable from related party	2,780	-
Other current assets	502	169
Financial asset at fair value through profit or loss	8,230	11,985
Investments in subsidiaries and affiliates	755,680	743,331
Total assets	$772,824	761,407

Current liabilities	$227	169
Secured borrowings	164,000	164,000
Debt borrowing from a subsidiary	162,049	164,251
Total equity	446,548	432,987
Total liabilities and equity	$772,824	761,407

Himax Technologies, Inc. had no guarantees as of December 31, 2018 and 2019.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Revenues	$-	-	-
Costs and expenses	236	273	1,206
Operating loss	(236)	(273)	(1,206)
Interest income	170	200	162
Changes in fair value of financial assets at fair value through profit or loss	-	2,094	3,755
Foreign currency exchange losses, net	-	(257)	(69)
Finance costs	(2,322)	(3,491)	(4,165)
Share of profits (loss) of subsidiaries and affiliates	30,068	10,296	(12,091)
Profit (loss) before income taxes	27,680	8,569	(13,614)
Income tax expense	-	-	-
Profit (loss) for the year	$27,680	8,569	(13,614)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2017			2018		2019
	(in thousands)
Profit (loss) for the year	$		27,680		8,569		(13,614)
Other comprehensive income:
Items that will not be reclassified to profit or loss:			(67)		424		142
Remeasurements of defined benefit pension plans		(82)		1,269		197
Unrealized loss on financial assets at fair value through other comprehensive income		-		(676)		(30)
Income tax related to items that will not be reclassified subsequently		15		(169)		(25)
Items that may be reclassified subsequently to profit or loss:			1,175		(334)		(545)
Unrealized gains on financial assets at fair value through profit or loss		313		-		-
Foreign operations - foreign currency translation differences		862		(334)		(545)
Other comprehensive income for the year, net of tax			1,108		90		(403)
Total comprehensive income for the year	$		28,788		8,659		(14,017)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Condensed Statements of Cash Flows

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Cash flows from operating activities:
Profit (loss) for the year	$27,680	8,569	(13,614)
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	-	(2,094)	(3,755)
Interest income	(170)	(200)	(162)
Finance costs	2,322	3,491	4,165
Share of profits (loss) of subsidiaries and affiliates	(30,068)	(10,296)	12,091
Unrealized foreign currency exchange losses	-	257	69
	(236)	(273)	(1,206)
Changes in:
Other current assets	439	(2)	320
Other current liabilities	(1,746)	(2,734)	(58)
Cash generated from operating activities	(1,543)	(3,009)	(944)
Interest received	131	199	174
Interest paid	(547)	(766)	(844)
Net cash used in operating activities	(1,959)	(3,576)	(1,614)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(158)	(195)	(170)
Acquisitions of equity method investment	(6,850)	-	-
Proceeds from disposal of equity method investment	4,825	-	-
Proceeds from capital reduction of investment	8,000	-	-
Cash received from (paid for) loan made to related party	4,400	(29)	2,780
Net cash provided by (used in) investing activities	10,217	(224)	2,610
Cash flows from financing activities:
Payments of cash dividends	(41,281)	(17,210)	-
Proceeds from secured borrowings	151,000	91,000	158,000
Repayment of secured borrowings	(123,000)	(74,000)	(158,000)
Proceeds from issue of RSUs from subsidiaries	872	336	311
Proceeds from debt from a subsidiary	166,025	154,281	150,430
Repayment of debt from a subsidiary	(161,271)	(151,156)	(151,548)
Net cash provided by (used in) financing activities	(7,655)	3,251	(807)
Net increase (decrease) in cash	603	(549)	189
Cash at beginning of year	759	1,362	813
Cash at end of year	$1,362	813	1,002

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2017, 2018 and 2019

Note. 31 Subsequent Event

Historically, due to the Lunar New Year holidays, the first quarter has seasonally been the slowest period of the year in terms of sales, often down by more than 10% sequentially. At this time, however, based on Himax’s current pipeline, the Company is experiencing decent sales in the first quarter, brushing aside the seasonal factor. However, the coronavirus outbreak currently taking place in China and all over the world does represent a major uncertainty to Himax’s operations, especially for the short term. The Company is working extremely close with both the customers and suppliers in its joint efforts to mitigate the risks. The first quarter guidance provided during the Company’s fourth quarter earnings call on February 13, 2020 already included the anticipated impact to the business from the coronavirus outbreak which reflects some downward adjustments mainly from certain China-based customers for small-sized display drivers and CMOS image sensors. With vast majority of operations located outside of China, the Company’s suppliers are largely unaffected by the coronavirus outbreak. The focus there is primarily the logistics management including the customs operations in various ports in China.

The situation is still evolving. Notwithstanding the uncertainty arisen from the coronavirus, the Company is confident that it will see decent growth across the board for all its major product categories in 2020.