Form 20-F
period 2021-12-31
Himax Technologies, Inc.
filed 2022-03-23
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from ________________ to ________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 348,597,140 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ⌧  Yes      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes      ⌧  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ⌧

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐  Yes      ⌧  No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our and our customers’ future business developments, results of operations and financial condition, our ability to develop new products, the future growth and pricing trend of the display driver markets, the future growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, market acceptance and competitiveness of the driver and non-driver products developed by us, our ability to protect intellectual property, changes in customer relations and preference, shortage in supply of key components, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$27.74, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2021. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 18, 2022, the noon buying rate was $1.00 to NT$28.35.

Unless otherwise indicated, in this annual report,

“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

“ADRs” refers to the American depositary receipts that evidence our ADSs;

“AIoT” refers to Artificial Intelligence & Internet of Things;

“AMOLED” refers to active matrix organic light-emitting diode;

“AR” refers to the augmented reality;

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

“PRC” or “China” for purposes of this annual report refers to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau;

“processed tape” refers to polyimide tape plated with copper foil that has a circuit formed within it, which is used in tape-automated bonding packaging;

“ROC” or “Taiwan” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

“RSUs” refers to restricted share units;

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

“Ultralow power AI image sensing” refers to Company’s AI image sensing solution which includes Himax’s proprietary computer vision AI processor, ultralow power Always-On CMOS image sensor and AI algorithms from third-party or Emza, Himax’s fully-owned subsidiary – all equipped with ultralow power design;

“VGA” refers to Video Graphics Array;

“VR” refers to the virtual reality;

“wafer level optics” or “WLO” are optical products manufactured using semiconductor process on wafers;

“we”, “us”, “our company”, “our”, “the Company” and “Himax” refers to Himax Technologies, Inc., its predecessor entities and subsidiaries;

“WE-I Plus” refers to an AI accelerator-embedded ASIC platform solution for application developers to develop and deploy CNN-based machine learning models on AIoT applications including smart home appliances, surveillance systems, etc.;

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

3.A. [Reserved]

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

In 2020 and 2021, 85.2% and 88.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, drop in demand for end products that incorporate TFT LCD panels, new capacity ramp-up or factory utilization improvement, technological advancements and cost reduction with the exception of the new high end and high-resolution products.

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

We have devoted, and intend to continue to devote, financial and management resources to non-driver products’ development, manufacturing and marketing to further diversify our product portfolio and improve gross margin as non-driver products may have higher gross margin than our driver products. Our non-driver technologies cover LCoS microdisplay, Always-on-Sensor (“AoS”) CMOS image sensor, wafer level optics (“WLO”), 3D sensing and ultralow power AI image sensing, etc.

For our LCoS technology, at present our main focus areas for LCoS business are AR goggle devices and head-up-displays (HUD) for automotive. AoS CMOS image sensor is a specific sensor which consumes only several micro watts to perform people detection, eyeball tracking and other features. The new sensor architectures, readout, pixel, and the corresponding slim algorithms are integrated together to contribute the always-on feature. For smartphone 3D sensing, we aggressively work with our partners from VCSEL, sensor, module and OEM fields, jointly participate in major ongoing Android smartphone projects covering time-of-flight (ToF) for world-facing camera. On non-smartphone 3D-sensing, with our Structured Light 3D SLiM solution and 3D decoder ASIC key component, we aim at emerging markets such as smart door lock, facial recognition-based e-payment, business access control, biomedical inspection device and eye-tracking applications. For our ultralow power AI image sensing solution, we focus on providing leading edge AI solutions, in both total solution and discrete key component, to meet diversified customer and application needs. Himax’s ultralow power AI image sensing solution integrates in-house AoS sensor, proprietary edge AI processor and AI-based algorithm from third party or Emza, one of Himax’s subsidiaries. Our AI image sensing solution is growing quickly in a broad range of applications, covering notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical. In addition, we also collaborate closely with edge-to-cloud platform partners in areas such as smart city, smart office, healthcare, agriculture, retail and factory automation.

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

In 2021, Customer A and its affiliates accounted for 32.1% of our revenues. Our two largest customers together accounted for over 50% of our revenues in 2021. See “Item 5.A. Operating Results—Description of Certain Statements of Profit or Loss Line Items—Revenues” for our revenues description. Our results of operations and financial condition would be significantly linked to the success and purchase policy of any such customer. As of December 31, 2021, our accounts receivable from Customer A and its affiliates were $160.1 million, which represented approximately 39.0% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. As a result, any loss of or a sharp reduction in any such customer’s sales, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

TFT-LCD panel manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD panels. Some panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete and sustain their market positions. Further, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including and not limited to: (1) consumer demand and the general economic conditions such as recent geopolitical tensions relating to invasion of Ukraine by Russia; (2) the cyclical nature of the TFT-LCD industry in average selling price fluctuations, as well as its downstream industries; (3) the speed at which TFT-LCD panel manufacturers expand production capacity; (4) brand companies’ continued needs for original equipment manufacturing services provided by TFT-LCD panel manufacturers; (5) access to raw materials, components, equipment and utilities on a timely and economical basis; (6) technological changes; (7) the rescheduling and cancellation of large orders; (8) access to funding on satisfactory terms; and (9) fluctuations in the currencies of TFT-LCD panels exporting countries against the U.S. dollar.

We depend on sales of display drivers used in TFT-LCD panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2020 and 2021, 85.2% and 88.0% of our revenues, respectively, from the sale of display drivers used for large, small and medium-sized applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry is relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share and revenues.

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

We had a strong financial performance in 2021 despite the ongoing effects of the pandemic, coupled with foundry capacity shortages. Yet, those conditions also provided favorable conditions for IC vendors such as us, with overall market demand far outpacing supply. The gross margin year-over-year improvement was mainly a reflection of more favorable IC pricing resulted from the tight foundry capacity and product mix derived from high margin product lines on top of rising material costs across foundry, assembly and testing, of which all undergoing severe capacity shortages. Under limited capacity situation, we are unable to meet all demands, and strategically allocate our limited capacity toward the products with better margins. However, with a growing number of vaccinations or after the pandemic is over, the surge demand, the better pricing, the more favorable product mix as well as the better gross margin we currently enjoy may fade away or decrease progressively, which could materially and adversely affect our results of operations and financial condition.

Extra export license may be needed for certain product or technology for certain customers. These licenses are regulated by Export Administration Regulations (EAR) which is administered by the U.S. Department of Commerce’s Bureau of Industry and Security (BIS)

Our business is subject to various international laws and legal requirements from the U.S. Export Administration Regulations and other jurisdictions’ applicable executive orders in packaging, product content, labor and import/export regulations, etc. These laws, regulations and orders are complex, may change frequently and with limited notice, have generally become more rigorous and have intensified under the current U.S. administration, especially in recent geopolitical tensions with China. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations. In addition, if our customers fail to comply with these regulations or our customers are sanctioned, or added to the Entity List of EAR by BIS, we may be required to suspend sales to these customers, which could damage our reputation and materially and adversely impact our results of operations. If our foundry, tape, assembly and testing suppliers fail to comply with these regulations or our suppliers are sanctioned or added to the Entity List of EAR by BIS, we may suspend their services and have to obtain alternative services in a timely manner. Considering the amount of time, it usually takes to qualify assembly and testing houses, we may experience significant delays in product shipments. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders. Moreover, the scarcity and importance of services may necessitate us making investments in foundry, tape, assembly and testing service providers in order to secure capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

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

As AMOLED offer brighter color, near-perfect-black, less power consumption and are thinner and lighter than TFT-LCD, it gradually penetrates the mid to high-end TFT-LCD market, especially the smartphone market. AMOLED display and related DDICs have been dominated by Korean companies. The marketplace is increasing utilization of the AMOLED display for smartphone and other consumer electronics due to expanded AMOLED capacity. We continue to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. In the first quarter of 2022, our flexible AMOLED driver and Tcon for automotive application has successfully ramped up for a customer’s flagship EV model. In addition, our AMOLED for tablet is expected to commence mass production in 2022 with Chinese panel makers. As for smartphone, we continue to commit R&D resources to AMOLED driver ICs through engagement with top tier customers. However, we could not assure you the success of our AMOLED driver IC as we are unable to penetrate into the mass volume existing Korean supplier chain and/or find new AMOLED panel manufactures to design-wins our solutions into. AMOLED process maturity for the new manufactures and the possible specification change due to the immaturity of the AMOLED will also be a hurdle to our AMOLED share gain and success.

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

We use several foundries for different semiconductor products, and certain of our products are manufactured at only one of these foundries. If any one of the foundries is unable to provide the required capacity to us, or does not deliver in a timely manner, or the quality or pricing terms are not acceptable to us, or any of the foundries experience financial difficulties or insolvency risks due to the impact of the global economic turmoil or any company-specific reasons or otherwise, if their operations are damaged or if there is any other disruption, directly or indirectly, of their foundry operations and we cannot qualify an alternative foundry in a timely manner, we could experience significant delays in receiving the product being manufactured by that foundry or incur additional costs to obtain substitutes, or interruption in our supply of the affected products. If we choose to use a new foundry or process technology for a particular semiconductor product, it will take us several quarters to qualify the new foundry or process before we can begin shipping. If we cannot qualify a new foundry in a timely manner, we may experience and incur damages as above mentioned and harm our customer relationships.

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

Since 2020, due to the pandemic lockdown, the work-from-home and learn-from-home new lifestyles triggered increasing demands for display and display drivers related products. The surging demand in display drivers caused the severe foundry capacity shortage, while the industry has no major expansion plan especially on the mature nodes we are primarily anchored to. To address the continuing foundry capacity shortage worldwide, we have entered into strategic agreements with our foundry partners in order to secure capacity to fulfill our business needs. We expect to enter into more additional strategic agreements to secure additional foundry capacity. Under these strategic agreements, we are committed to purchasing a specific volume at fixed or variable prices. However, for both pricing agreements, there can be no assurance that these prices provided in the strategic agreements with our foundry partners will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the then prevailing market price. The situation could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected.

Our inability to secure sufficient capacity from any of our third-party tape, assembly and testing houses at reasonable and competitive prices could disrupt our shipments, harm our customer relationships and reduce our sales.

Access to third-party tape, assembly and testing capacity is critical to our business because we do not have in-house tape, assembly and testing capabilities for commercial production and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized tape, assembly and testing services. A limited number of third-party tape, assembly and testing houses tape, assemble and test substantially all of our current products. There has been an increased level of industry consolidation among our suppliers in recent years. Therefore, suppliers could be in a better position to bargain for higher prices, longer contract terms, higher deposit and/or higher contract breach penalties for their services and products, which could result in an increase in our average unit cost and/or penalty expenses. We do not have binding long-term supply arrangements with tape, assembly and testing service providers that guarantee us access to our required capacity. If the primary tape, assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, tape, assembly and testing costs, and quality assurance and control. If any of these third-party tape, assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Because of the amount of time, we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders. Moreover, the scarcity and importance of tape, assembly and testing services may necessitate us making investments in tape, assembly and testing service providers in order to secure capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

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

We rely upon the continued service and performance of a relatively small number of key personnel, including Jordan Wu, our president and chief executive officer, and Dr. Biing-Seng Wu, our chairman, and certain engineering, technical and senior management personnel, in particular, who are critical to our corporate management, business operation strategy, operation execution, future technological and product innovations. Competition for these personnel is intense in the semiconductor industry in Taiwan. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees. Any of our key employees could leave our company with little or no prior notice in applicable jurisdictions and could then work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any key personnel or our inability to attract or retain qualified personnel, whether engineers or others, could delay the development and introduction of new products and would have a material adverse effect on our ability to sell our products and may impact our overall business and growth. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel.

If we fail to forecast customer demand accurately, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

The lead time required by the semiconductor manufacturing service providers is typically longer than the lead time that our customers provide for delivery of our products to them. To ensure availability of our products for our customers, we will typically ask our semiconductor manufacturing service providers to start manufacturing our products based on forecasts provided by our customers in advance of receiving their purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenues until they are delivered to customers. Moreover, for the convenience of our customers, we may agree to ship our inventory to warehouses located near our customers, so that our products can be delivered to customers more quickly. In such cases, we will not recognize revenues until the control over a product is given to our customers based on the shipping terms. Hence, we incur inventory and manufacturing costs in advance of anticipated revenues.

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

Our future success depends on our customers designing our products into their products. To achieve design wins, we must design and deliver cost-effective, innovative, reliable and integrated products for our customers’ needs. A panel manufacturer may be reluctant to change its source of components due to the significant costs and time associated with qualifying a new supplier. A design win is not a binding commitment by a customer to purchase our products and may not result in large volume orders of our products. Rather, it is a decision by a customer to use our products in the design process of that customer’s products. Accordingly, our failure to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.

Our products are complex and may require modifications to resolve undetected errors or failures in order for them to function with panels at the desired specifications, which could lead to higher costs, customer dispute, a loss of customers or a delay in market acceptance of our products.

Our products are highly complex and may contain undetected errors or failures. Our products must operate according to specifications with the other components used by our customers in their product manufacturing process. If our products are delivered with errors or defects, we could incur additional development, repair or replacement costs, and our credibility and the market acceptance of our products could be harmed along with possible liability indemnification for defective product, customer disputes and lawsuits against us or our customers.

Our highly integrated products are difficult to manufacture without defects. The existence of defects in our products could increase our costs, decrease our sales and damage our customer relationships and our reputation.

The manufacture of our products that incorporate mixed analog and digital signal processing and embedded memory technology is complex and it is difficult for semiconductor foundries to manufacture them completely without defects. Minor deviations in the manufacturing process could cause substantial reduction in yield and quality.

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

We may not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive by reducing or canceling their orders of our products, and/or requesting higher-than-usual price concessions. We cannot assure you that any of our customers will continue to place orders with us in the future. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected. Additionally, purchase order cancelations or negative alternation by customers may lead to a reduction in future earnings or cash flows subject to each event.

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of February 28, 2022, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 21.5% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

We may also face challenges in international acquisitions, such as compliance with local law and regulation, limited access to target companies and cultural assimilation challenges. Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of our ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

System security risks, data protection breaches or unexpected system outage or failures could impact our business.

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other malicious attempts. The reliability and safety of our information technology infrastructure / software, and the ability to continually expand and update technologies / software in response to dynamic changing needs and cybersecurity threats, are critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human / technological errors. All of the above could result in the loss of our intellectual property, the leak of commercially sensitive information, and the misappropriation of confidential information of our employees, customers and suppliers, and therefore could cause the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the operational cost and consequences against breaches and remedial measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we still cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. As of February 28, 2022, we had not been aware of any material cyberattacks or incidents that had or would be expected to have a materially adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto.

Our data centers are subject to the risk of break-ins and sabotage. Our disaster recovery plan cannot account for all eventualities. Consequently, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in loss of production capabilities and lengthy interruptions in our services and business. Some of our system services are based on public cloud services, which are also subject to interruption due to cloud service providers’ unexpected downtimes, cyberattacks or any type of failure, telecommunication failure and/or other unidentified problems while connecting to cloud. These cloud services interruptions could result in loss of production capabilities and lengthy interruptions in our services and business. Cloud cybersecurity breaches could result in adverse effects on our customers, employees, suppliers, reputation, and business.

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

Increased competition in the semiconductor industry may result in pricing pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. We continually face intense competition from fabless display driver companies and integrated device manufacturers. Some of our competitors have substantially greater financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors are affiliated with, or are subsidiaries of, our panel manufacturer customers. These relationships may also give our competitors significant advantages such as early access to product roadmaps and design-in priorities, which would allow them to respond more quickly to changing customer demands and achieve more design-wins than we can. We cannot assure you that we will be able to increase or maintain our revenues and market share or compete successfully against our competitors in the semiconductor industry.

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

Our principal executive offices and a substantial amount of our assets are located in Taiwan, and a substantial portion of revenues is derived from operations in Taiwan. Our business, financial condition and results of operations and our ADSs market price may be affected by changes in ROC policies, taxation, inflation or interest rates, and by social instability and diplomatic issues that are outside of our control.

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

We have been increasingly selling our products to customers in the PRC. In 2020 and 2021, approximately 79.7% and 81.5% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the future. With regional customer concentration, we are particularly subject to economic and political events and other developments that affect our customers in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. Further, if new, US sanctions are imposed on China and any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our customers or suppliers in China. We cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our customers in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on the businesses and operations of our customers in the PRC and consequently have a material adverse effect on our business and operations.

Fluctuations in exchange rates could result in foreign exchange losses and affect our results of operations.

Our functional and reporting currency is U.S. dollars. In 2021, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our employees and facilities are based in Taiwan and operating expenses are denominated in NT dollars and we maintain a portion of our cash in NT dollars for Taiwan working capital purposes. For example, in December 2021, approximately 67% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won, Israel new shekel and Chinese Renminbi, and the majority of the remainder in U.S. dollars. As a result, any significant fluctuations to our disadvantage in exchange rate of U.S. dollars against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our operating expenses as expressed in U.S. dollar and adversely affect our operating profit.

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

According to the legislative intent, the CFC and PEM rules, in principle, will not be put into force immediately, but will wait until the China-Taiwan Cross-Strait Tax Agreement is effectuated, the OECD’s Common Reporting and Due Diligence Standard (“CRS”) for the automatic exchange of information of financial accounts is widely implemented internationally, and the relevant bylaws of the CFC and PEM rules have been adequately enacted and properly advocated. The date of implementation will be determined by the Executive Yuan. On January 14, 2022, Executive Yuan had announced the relevant bylaws of the CFC would be implemented from January 1, 2023.

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

Accordingly, for so long as our company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act (2021 Revision) of the Cayman Islands; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs is volatile.

The market price for our ADSs is volatile and has ranged from a low of $7.01 to a high of $17.88 on the NASDAQ Global Select Market in 2021.

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

In addition, as a result of the worldwide financial crisis and recent global developments relating to Russia's invasion of Ukraine, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2022, we had 348,597,140 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline.

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

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. We also offer CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance, AIoT, etc. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers, assembly houses or end customers. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

●	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The major application of display driver IC is used on TFT-LCDs. Other than display drivers for TFT-LCDs, we also offer display drivers for AMOLED and Electronic Paper (e-paper) Displays. AMOLED display is getting more and more popular in recent years, starting from high-end smartphone and TV applications, while e-paper display mimics traditional paper sheet and holds static text and images indefinitely without electricity. Detailed display driver IC specification for LCD, AMOLED and e-paper are different due to panel characteristics. The two main types of display drivers for a display panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically, multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.
●	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD and AMOLED panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.
●	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.
●	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.
●	Touch controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.
●	Others. Flat panel displays also require multiple general purposes semiconductors such as memory, power converters and inverters.

Characteristics of the Display Driver Market

Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. The display driver market has specific characteristics, including those discussed below.

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, Korean TFT-LCD panel makers have gradually undergone restructurings to shift their technology and manufacture focus from TFT-LCD to OLED and TFT-LCD panel manufacturers, especially China-based manufacturers which have invested or are planning to invest heavily to establish, construct and ramp up additional fab capacity. The capital-intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on component companies including display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers exacerbates this situation as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

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

Products and Solutions

We have several principal product lines:

●	display drivers and timing controllers;
●	touch controller ICs;
●	ASIC service;
●	LCoS and MEMS products;
●	power ICs;
●	CMOS image sensor products;
●	wafer level optics products;
●	3D sensing business; and
●	Ultralow power AI image sensing.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

●	Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution of the panel and the number of channels per display driver. For example, an XGA (1,024 x 768 pixels) panel requires eight 384-channel source drivers (1,024 x 3 = 384 x 8) and three 256-channel gate drivers (768 = 256 x 3), while a full HD (1,920 x 1,080 pixels) panel requires eight 720-channel source drivers and four 270-channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a full HD panel can have six 960-channel source drivers instead of eight 720-channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.
●	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as gray scale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K, 16 million and 1 billion colors are supported by 6-bit, 8-bit and 10-bit source drivers, respectively.
●	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 4.5 to 24 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages ranging from 10 to 50 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.
●	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel design and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.
●	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications, such as televisions, require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, mini-low voltage differential signaling, or mini-LVDS, and point-to-point high-speed interface. Among these, RSDS, mini-LVDS and point-to-point interface were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. Moreover, there are some panel manufacturers developing their proprietary point-to-point interfaces, such as embedded panel interface, or EPI, USI-T, iSP, CEDS, CHPI, CSPI and CMPI.

●	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages, of which COF packages have become predominantly used in recent years. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels mainly use COG package types, whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

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

We also made tremendous progress in TCON product lines in 2021. UHD TV penetration rate is larger than 60% since 2021, and we developed competitive UHD TV TCON to seize this market. Himax UHD TV TCON has mass production at all major China LCD makers and the revenues has double growth in 2021. We also provide gaming TCON for the new QHD 240Hz and UHD 144Hz gaming monitor and notebook. For high-end gaming requirement, we have developed eDP 8.1G TCON to increase bandwidth. We also have embedded local dimming in TCON ICs for TFT-LCD automotive applications to support higher contrast instrument panels needed for drivers to read the content of the meter quickly. Additionally, several key panel makers also seek Himax cooperation to develop AMOLED for automotive applications. We have developed certain customized AMOLED ASIC for these key panel makers and some of them started entering mass production in 2021.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers

●     384 to 1920 output channels

●     6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)

●     one gamma-type driver

●     two gamma-type drivers to improve display quality

●     three gamma-type drivers (RGB independent gamma curve to enhance color image)

●     output driving voltage ranging from 7 up to 20V

●     input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA

●     low power consumption and low EMI

●     support COF and COG package types

●     support TTL, RSDS, mini-LVDS (up to 400MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface (up to 4Gbps for 8K 120Hz) and customized interface technologies

●     support dual gate and triple gate panel designs

Product	Features
TFT-LCD Gate Drivers

●      192 to 1600 output channels

●      output driving voltage ranging from 10 up to 50v

●      input logic voltage ranging from standard 3.3V to low power 1.8V

●      low power consumption

●      support COF and COG package types

●      support dual gate and triple gate panel designs

Timing Controllers

●      product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD, UHD and 8K4K (1,920 x 1,080 pixels, 1,920 x 1,200 pixels, 3840 x 2160 and 7680 x 4320)

●     support mini-LVDS, point-to-point high speed interface and customized output interface technologies

●      embedded overdrive function to improve response time

●      support CABC and local dimming to save power and color engine to enhance color and sharpness

●      support LVDS, eDP, G-sync, MIPI and V-by-one input interface technologies

●      support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs

●      support amorphous silicon, IGZO and LTPS panel

●      ASIC AMOLED timing controller

Programmable Gamma OP

●      8 to 16 channel gamma buffer outputs

●      channel VCOM buffer output

●      Internal non-volatile memory

●      2 gamma bank selection, setting time < 3uS

●      Analog power supply voltage: 9.0V to 20.0V

●      Digital power supply voltage: 2.7V to 3.6V

●      Peak current on gamma channels: 200mA

●      Peak current on VCOM channel: 400mA

●      Programmable VCOM limit

●      12C speed up to 1MHz

Tablet Display Drivers

●      highly integrated single chip embedded with the source driver, power circuit, and timing controller

●      suitable for a wide range of resolutions from WSVGA (600 x 1024), WXGA (800 x 1280), WUXGA (1200x1920) to WQXGA (1600 x 2560)

●      support up to 16 million colors

●      support RGB separated gamma adjustment

●      support CABC

●      support color enhancement features

●      support MIPI interface

●      touch display driver integrated circuit (TDDI) for advanced in-cell touch display

●      supporting TDDI with active stylus

●      COG and COF solutions for super slim bezel

Small and Medium -Sized Applications

Automotive Display Applications

We offer source drivers, gate drivers, timing controllers and integrated drivers for the fast ramping automotive display applications, such as instrument cluster display (ICD), center stack display (CSD), head-up display (HUD), rear seat entertainment display (RSE), rearview mirror display and sideview mirror display.

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-Si TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ratio and thermal reduction in automotive display applications. We launched the world’s first TDDI design for automotive displays technology which started shipping in 2019 with meaningful mass production shipment to industrial leading automotive panel house, tier-1 and brands starting 2021.Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as leading solutions for new technology areas such as TDDI, local dimming Tcon, LTDI and AMOLED. Our automotive TDDI is broadly adopted by named auto makers in their new launches of vehicles and had over 1 million units and 1.4 million units shipped in the third quarter and fourth quarter of 2021, respectively, demonstrating an exponentially growing trajectory. With the commencement of TDDI mass production and LTDI thereafter, we are confident that our overall market share in the automotive display driver market will continue to rise in the coming years and our technological prowess continues to separate us from peers for the next generation display for automotive.

The following table summarizes the features of our products used in automotive display applications:

Product	Features
TFT-LCD Source Drivers
●642 to 1,920 output channels
●6-bit (262K colors), 8-bit (16.7 million colors)
●support RSDS, mini-LVDS, Point-to-Point interfaces
●output driving voltage ranging up to 15V
●support COG and COF package type

TFT-LCD Gate Drivers	●100 to 1,600 output channels ●output driving voltage ranging up to 40V ●support COG and COF package type
TFT-LCD Integrated Drivers
●highly integrated chip embedded with source driver, timing controller and power circuit
●support RGB, LVDS input interfaces
●support Single Gate, Dual Gate, Triple Gate panel structure
●support 2MUX, 3MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●support resolution up to 2880 RGBx1080 (or 3840 RGBx810) with cascaded chips
●source driver output driving voltage ranging up to ±6.6V or 16V
●support Fail Detect Function, including CRC Function
●support Local Dimming Function
●support Telltale OSD function
●support COG and COF package type

Timing Controllers
●support LVDS, eDP 1.2 input interface
●support RSDS, mini-LVDS, Point-to-Point output interfaces
●support Single Gate, Dual Gate, Triple Gate panel structure
●support 2MUX, 3MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●support various resolutions up to 4K2K(ICD) or 7K1K(CID)
●support Local Dimming Function
●support Dual Cell Panel Structure Function
●support Fail Detect Function, including CRC Function
●support Telltale OSD function

TFT-LCD TDDI Drivers
●highly integrated chip embedded with source driver, timing controller, touch controller and power circuit
●support LVDS input interfaces
●support Single Gate, Dual Gate, Triple Gate a-TFT panel structure
●support 2MUX, 3MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
●support resolution up to 5760RBx720 with cascaded chips
●source driver output driving voltage ranging up to ±6.6V
●support Fail Detect Function, including CRC Function
●support Telltale OSD function
●support Color Engine function
●support COG package type

Smartphone and Tablet Applications

We offer display drivers for small and medium-sized displays in smartphone and tablet applications that combine source driver, gate driver, timing controller, DC to DC circuits, and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD and AMOLED.

Smartphones and tablet have gained greater popularity among small and medium-sized display drivers and enjoyed high growth in recent years. This has also contributed to increased demand for larger size and higher resolution smartphone displays. In the past few years, we offered innovative handset display driver products by providing FWVGA (480 x 864), qHD (540 x 960), WSVGA (1024 x 600), HD720 (720 x 1280)/ WXGA (800 x 1280), FHD (1080 x 1920) / WUXGA (1200 x 1920) and up to QHD (1440 x 2560) / WQXGA (1600x2560) display driver ICs. We continue to update new products for this mainstream smartphone and tablet market with lower cost and new features, such as color enhancement and sun-light readability enhancement functions. In 2015, we developed new technologies and led the display industry with next generation display driver ICs, such as a-si FHD (1080 x 1920), AMOLED ASICs for HD and FHD and LTPS QHD (1440 x 2560) with sub-pixel rendering technologies. In 2016, Himax developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016 and extended TDDI solution to tablet application in 2017. Smartphone display had a dramatic change in terms of aspect ratio, instead of resolution, in 2017. Though display resolution of entry smartphones kept moving up from WVGA or qHD to HD, high-end smartphone display may be stuck at FHD or QHD since it’s pixel per inch is good enough for normal consumers’ daily use. OEMs start to seek for differentiation with 18:9 or even wider aspect ratio, full front displays. Himax has designed conventional 16:9 HD and FHD DDICs capable of supporting 18:9 or wider HD+/FHD+ displays and achieved a number of design-wins with leading Chinese smartphone brands. As in-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular, we re-invented a new generation of TDDIs supporting COG and COF for 18:9 or wider aspect ratio with interlaced output pins, which makes the bottom border of the in-cell touch display even smaller to gain higher display to body ratio. Our FHD+ and HD+ TDDI successfully gained design-wins with a few leading Korean and Chinese smartphone brands and panel makers. We started small volume shipment in the first half of 2018 with accelerating volume started in the second half of 2018 into 2019 and beyond. In 2020 and 2021, Himax extended our product offerings with high frame rate TDDI solution and has started shipping to top-tier smartphone OEMs.

A major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone, smart watch, automotive and tablet. This is due to investments on expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. We are collaborating closely with leading panel makers across China for AMOLED product development in smartphone, tablet, automotive and other consumer electronics. We believe AMOLED driver ICs will soon become one of the major growth engines for our small and medium-sized panel driver IC business.

On the other hand, the application of in-cell TDDI started to extend from mainstream smartphone to larger displays in 2018. Himax started to offer various new TDDI solutions for tablet, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. The COF packaged driver IC solution enables one leading tablet OEM successfully launching WQXGA resolution tablet with super slim bezel. We also added another new features to our TDDI that can support up to WUXGA and WQXGA resolution has gained several design-win from tablet OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which commenced mass production and contribute to our tablet application business in early 2020. With the demand increase for bigger size display, higher resolution, and precise touch accuracy and stylus performance, Himax kept developing new tablet TDDIs to broaden company’s product lineup to maintain our leading market position. We started mass production for the world’s first 12.4” WQXGA super high-resolution in-cell tablet PC with a leading end customer in 2021.

Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain that represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus. Our active stylus in-cell technology is adopted in many launched tablet products. At present, we are the dominant supplier for literally all leading Android names. In 2020, tablet demand is picking up significantly fueled mainly by remote work and online learning demand due to the pandemic. TDDI for tablet application continues to represent a tremendous upside for Himax into 2022.

The following table summarizes the features of our products for smartphone and tablet applications:

Product	Features
Smartphone Display Drivers
●In-cell TDDI (Touch and Display Driver Integration) as a highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory, touch sensor ADCs and microcontroller
●Mainstream resolution with HD+ (720RGB x Y pixels) and FHD+ (1080RGB x Y pixels); extending from 16:9 to 18:9 or wider aspect ratio
●support up to 16 million colors
●support RGB separated gamma adjustment
●support CABC
●support color enhancement features including saturation, brightness, and sharpness enhancement
●support MIPI interface for smartphone application
●low power consumption and low EMI
●fewer external components to reduce costs
●slimmer die for compact module to fit smaller smartphone designs
●application specific integrated circuits, or ASIC, can be designed to meet customized requirements for LCD or AMOLED
●COG and COF solutions for super slim bottom border
●Conventional 60Hz and up to 144Hz new high frame rate solution
●AMOLED driver IC with sub-pixel rendering, Demura-IPs for FHD+

Electronic Paper Display Applications

We offer display driver for the Electronic Paper Display (EPD) applications, Electronic Shelf Label (ESL) and Signage Display. The Electronic Paper Display (EPD) drivers can support various display resolutions to meet the customized needs of applications. We are collaborating with world-leading e-paper customers for certain ASIC projects on their next generation products. This consolidates our market presence in the emerging e-reading and e-signage segments from 2022 and onward.

The following table summarizes the features of our Electronic Paper Display (EPD) solutions:

Product	Features
Electronic Paper Display (EPD) Source Drivers
●Features 320 to 1296 output channels
●output driving voltage ranging from 15 up to 50v
●input logic voltage ranging from standard 3.3V to low power 1.8V
●low power consumption and low EMI
●support TTL, mini-LVDS cascade modulated driver interface, or MIPI high-speed interface and customized interface technologies
●support COF and COG package types

Electronic Paper Display (EPD) Gate Drivers	●100 to 972 output channels ●output driving voltage ranging from 10 up to 50v
●input logic voltage ranging from standard 3.3V to low power 1.8V low power consumption ●support COF and COG package types

Electronic Shelf Label (ESL) Integrated Drivers	●Highly integrated chip embedded with source driver, timing controller and power circuit ●source driver output driving voltage ranging up to 30V ●Support COG package types

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

In 2015, we shipped touch controller product as we successfully gain design-wins from several smartphone and tablet end brands. We continue to gain market share in out-cell and on-cell touch panel controller markets. Meanwhile, our technological capabilities are highly recognized by end brands and caught the attention of leading in-cell panel makers that they have some development engagement using our touch-display driver integrated circuit (TDDI). We have developed a series of TDDI products in 2015 and 2016 for these tier one in-cell touch panel makers and started mass production in smartphone brands. We also started the mass production of our TDDI in tablet and automotive displays in 2019. In-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has become the mainstream technology. We kept expanding our TDDI solutions to replace discrete DDIC and touch controller IC.

The following table summarizes the features of our touch controller products:

Product	Features
Capacitive Touch Controller
●complete single chip touch controller solutions for handheld devices, supporting smartphones and tablet
●real multi-point capability support of up to 10 points
●mass production with GG, GFF and one glass solution (“OGS”), and On-cell touch
●support advanced functions such as passive stylus, glove, etc.
●minimum components: simple, neat, and flexible mechanical design

ASIC service

From 2012, we successfully completed several ASIC service projects for Japan top TV, Projector and HMD makers with advanced and high-performance customized video processing chips. All of these chips are implemented with our proprietary video process platform that includes our video process display IPs and high-speed transmission IPs. The process nodes adopted for these ASICs are usually 40nm, 55nm and even 28nm processes. From 2016, we also developed the depth sensing technology that aims 3D sensing and AR/VR markets.

The following table summarizes the features of our ASIC service:

Product	Features
ASIC Service
●Well-established ASIC development platform, based on our unique video processor and image processing technologies.
●offer a wide variety of video interface IPs, like LVDS, HDMI, DVI, V-by-one, Display port, MIPI, MHL, etc.
●built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc
●built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
●support 4K x 2K/ 5K x 2K/ 8K x 4K display
●Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications

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

Himax Display is one of the market leaders of the LCoS industry since 2012 with the whole product line patented. Himax Display has a mass production ready liquid crystal assembly line, which is unique in the industry with mass production shipping volume. We have produced and shipped around 3 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, communication, toy projector, AR glasses, and AR-HUD for automotive.

The merits of our technology feature in resolution, power consumption, size, cost, optical engine design, and image quality. Many of our industry-leading customers have demonstrated their state-of-the-art products, including pico-projector, holographic display, AR glasses and AR HUD system, with Himax LCoS technology inside at the 2020 CES with positive market feedbacks. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR glasses and AR HUD for automotive applications. In May 2021, Himax Display revealed its proprietary LCoS 2.0 phase modulation technology, which enable features multi-focal plane images displaying along with less power consumption, lower cost and smaller form factor to enable holographic display applications for AR-HUD. In addition, phase modulation technology provides LiDAR for autonomous driving and Wavelength Selective Switch (“WSS”) for Wavelength-Division Multiplexing (“WDM”) optical communications networks. In the near future, holographic display will provide a revolution to AR-glasses to achieve consumer friendly products (small size, light weight and low-power consumption).

We provide a rich products family for customers to choose for different applications, as each product has its own most important parameters to select and Himax Display provides choices to customers. The following table shows certain details of our products:

Product	Size and Resolution
Color-Filter LCoS Microdisplays	●0.28” (320x240 pixels) QVGA ●0.29” (800x480 pixels) WVGA ●0.38” (640x360 pixels) nHD ●0.44” (640x480 pixels) VGA ●0.59” (800x600 pixels) SVGA ●Customized design

Color-Sequential LCoS Microdisplays	●0.22” (640 x 360 pixels) nHD ●0.37” (1366 x 768 pixels) WXGA ●0.37” (1920 x 10890 pixels) Full HD ●0.45” (1024 x 768 pixels) XGA ●Customized design

Front-Lit Color Filter LCoS	●0.22” (640 x 360 pixels) nHD ●0.37” (1280 x 768 pixels) HD ●Customized design ●Operated in full phase modulation (0~2π) in visible range.

Phase Modulation LCoS	●Selective phase range based on the required response time. ●Analog drive scheme with 120Hz refresh frame rate to reduces optical flicker and provides stable phase response over time. ●Customized design

MEMS	● 0.55” (1280 x 800 pixels) WXGA

Power ICs

Himax provides TFT-LCD television, monitor and notebooks power management solutions. The main products are Power Managements ICs (PMIC), Programmable Gamma OP ICs (PGOP) and Level Shifter ICs (LS). In recent years, PMIC/PGOP 2-in-1 and PMIC/PGOP/LS 3-in-1 PMIC have gradually become the mainstream solutions.

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
Integrated Multi-Channel Power Solutions for Notebooks
●built-in power MOSFET
●step-up PWM converter
●charge pump regulator
●LDO regulator
●voltage detector
●gate pulse modulator
●Vcom operational amplifier
●2ch programmable gamma voltage with operational amplifier
●I2C programmable
●low frame rate control for power saving solution

Integrated Multi-Channel Power Solutions for Monitors
●PMIC/PGOP/Level Shifter 3-in-1
●built-in power MOSFET
●step-up PWM converter
●HV LDO regulator
●voltage detector
●gate pulse modulator
●programmable Vcom voltage / Vcom operational amplifier
●programmable gamma voltage with operational amplifier
●level shifter

Integrated Multi-Channel Power Solutions for TVs
●PMIC/PGOP/Level Shifter 2-in-1
●built-in power MOSFET
●step-up PWM converter
●step-down PWM converter
●charge pump regulator
●HV LDO regulator
●voltage detector
●gate pulse modulator
●Vcom operational amplifier
●2C programmable
●programmable gamma voltage with operational amplifier

Programmable Gamma OP ICs

It is a Programmable Gamma, DVR and VCOM IC. Each is controlled by a 10-bit digital analog converter (DAC). The user can easily select one of the two gamma curves to compensate for the display. The PGOP also includes a channel DVR, VCOM buffer and built-in 7-bit DAC. Support 128-step to adjust the VCOM output voltage by I2C control setting automatically.

Product	Features
14 channel PGOP for dual gate GOA TFT-LCD

●      Programmable gamma buffer DVR and VCOM buffer

●      14 channel analog output gamma reference voltage

●      10-bit Gamma DAC resolution

●      2 Gamma bank register

●      2 Gamma bank NVM

●      Built in output channel resister

●      I2C interface

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

Product	Features
16- channel output level shifter for GOA TFT-LCD	● support 1 or 2 of T-con input signals ● Support 1 or 2 input and 4/6/8/10 clock channel output ● 2 channel STV ● 2 channel LC ● Reset function ● OTP/ SCP and OCP function by I2C or Resistor adjustment

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

Product	Features
Customer ASIC	● By Customer Specification

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

In addition to advancing our AoS sensor to drive the power as low as possible, we also devote ourselves to developing sensors that have industry leading small pixel (1.12um) with higher near infrared Quantum Efficiency (“QE”) to support the new generation cameras. Their superior performance hugely helps to reduce the system’s power consumption and therefore enhances the system performance. With the high QE in NIR band, we open the doors to building more sensor and camera systems for machine vision. For example, our HM11B1 is a critical part of Himax’s WiseEye notebook solution, an AI-based ultralow power AI image sensing total solution and has penetrated into the laptop ecosystem for the most stylish super slim bezel design. Given its slim dimension (narrower than 2mm of the chip itself) to support ultra-thin bezel, we originally combine IR sensor to support Windows Hello, and then added intelligent AoS sensor into a single silicon. This 2-in-1 sensor not only enables new features, but also greatly saves laptop makers’ effort in mechanical design and overall cost.

We are committed to be a key player in the CMOS image sensor business with continuous investment in experienced human resources, an efficient supply chain as well as strategic technology developments and partnerships to further increase the performance and improve features of small and specially designed pixel sensors.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
5MP UltraSense 2 NIR Sensor
●1/2.6” format color type with high sensitivity BSI pixel
●5MP resolution at 45 frames per second, support QHD video at 60 frames per second
●Compact die size design to support small modules
●4x NIR sensitivity at 940nm

●    4-lane MIPI CSI2 outputs RAW8/10

2.0MP ClearView Color Image Sensor	●1/5” format color type ●UXGA YUV output at 15 frames per second, RAW output at 30 frames per second ●1-lane MIPI CSI2 outputs YUV, RAW8/10
FHD 1/7” 1080p UltraSense Color Image Sensor
●1/7” format with high sensitivity BSI pixel
●1080p FHD resolution at 60 frames per second
●Support Always-on mode at 480x270 < 1mW @ 2fps and motion detection
●Support line-based staggered HDR
●2-lane MIPI CSI2 outputs
●Frame-Sync control for multiple camera system

FHD 1/4” 1080p UltraSense Color Image Sensor
●1/4” format with high sensitivity BSI pixel
●1080p FHD resolution at 30 frames per second
●Low power consumption
●Provide high NIR sensitivity and 4x4 RGB-IR option
●2-lane MIPI CSI2 and 10bit parallel DVP outputs
●Frame-Sync control for multiple camera system

HD 720p UltraSense 2 Color Image Sensor	●1/9” format with high sensitivity BSI pixel ●720p HD resolution at 30 frames per second ●Low power consumption ●Support LED-sync for Microsoft Windows Hello ●1-lane MIPI CSI2 outputs RAW8/10

HD 720p Ultra Low Power Color Image Sensor
●1/11” format with high sensitivity BSI pixel
●720p HD resolution at 60 frames per second
●Ultra slim design to meet 2.2mm narrow bezel notebook computer
●Provide Ultralow Power mode <1mW for qqHD 3fps for human detection application
●Provide RGB for video and W-IR version for AoS + Windows Hello
●Support Motion Detection to save system power SPI and 1-lane MIPI CSI2 dual outputs for both detection and video

1.3MP ClearSense EDR Color Image Sensor embedded with image processor for Surveillance
●1/4” format with ultra-high sensitivity
●ClearSense achieves higher dynamic range in color up to 84dB with on-chip tone mapping
●800p and 720p resolution at 30 frames per second
●Flexi engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
●Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
●Anti-blooming and dark sun cancellation
●Built-in low dropout regulator and power on reset
●10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.2MP UltraSense 2 Color Image Sensor embedded with image processor for Automotive
●1/4” format with ultra-high sensitivity
●Ultrasense 2 BSI pixel offers higher sensitivity for low light condition
●Operation up to 105ºC
●960p and 720p resolution at 30 frames per second
●Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment
●Dynamic Range Optimizer offers best dynamic range of video
●Anti-blooming and dark sun cancellation
●Built-in low dropout regulator and power on reset
●10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL WVGA Color Image System on embedded with image processor for Automotive and Surveillance
●High sensitivity, low noise VGA sensor operating up to 60FPS
●Visible and near infrared sensitivity
●Operation up to 105ºC
●Ultra-compact automotive package
●Advanced defect correction with built-in temperature sensor
●Embedded ISP with programmable automatic exposure and white balance
●Optical alignment pixel with crop and zoom to native resolution
●4Kb OTP for sensor initialization, module storage, and overlay setting
●Multi-color static overlay engine

QVGA Ultralow Power CMOS Color Image System for Machine Vision and Detection
●High sensitivity, low noise 1/11” 320x320 image area
●Under 2.5mW at QVGA 30fps and 1mW at QQVGA 15fps
●Embedded auto-exposure and motion detection
●NeoPac and CSP package
●Parallel 8bits, 4bits and 1bit data output

VGA Ultralow Power CMOS Color Image System for Machine Vision and Detection
●High sensitivity, low noise 1/6” 640x480 image area
●Operates approximately 7mA VGA 60FPS to 140µA in QVGA 2FPS mode
●Provide high accurate motion detection
●Pre-metered exposure provides well exposed first frame and after extended sleep (blanking) period
●Automatic wake and sleep operation with programmable event interrupt to host processor
●Parallel 8bits and 1-Lane MIPI CSI2 interface

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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens with integrated waveguide, refractive optics and diffractive optical element (DOE) is one of the best solution for next generation computational imaging module for 2D/3D illumination and 3D dot projector, which can be applied to 3D face recognition, 3D sensing, 3D reconstruction, and gesture control. Himax is a pioneer in high-precision diffraction optics technology with 15 years of experience, having worked on very different designs over a variety of applications with some of the world’s most heavyweight tech names. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products. The diffraction optics technology is now well adopted in 3D sensing, AR/VR devices, holographic display, biomedical inspection, optical communication, etc. We are seeing that DOE plays an even more decisive role for the next generation optical technology in light of its high-precision and lightweight characteristics.

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

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill anchor customer’s higher demand with a significant year-over-year increase. In 2021, we continued our shipment to an anchor customer for their legacy product. We continue to make progress with ongoing R&D projects with world-leading high tech giants for ToF 3D sensing, AR/VR gadgets, biomedical devices and others, targeting their future generation products centered around our exceptional design know-how and mass production expertise in WLO technology.

The following table sets forth the features of our wafer level optics products:

Product	Features
Refractive Optical Lens

●      for Micro Lens Array(MLA) illumination diffuser, lighting control, flux illumination lens, collimation lens, and compact size camera lens

●      provide multi-layer solution including optical AR coating, IR-cutting filter coating, aspheric surface

●      double-side manufacture process

●      already in mass production

Diffractive Optical Element (DOE)

●      computational imaging, flux illumination, dot projector for 3D sensing, 3D reconstruction, gesture and illumination control

●      using WLO process to integral multi-layers DOE and refractive lens

●      provide customized solution for specific application

●      the smallest form factor and reflowable component

●      eye safety detect circuit embedded

Diffuser element for flood illumination and TOF	● using WLO process to integral multi-layers DOE technology ● the smallest form factor and reflowable component ● eye safety detect circuit embedded

Near Infrared (NIR) Projector Module

●      dot projector module solution for computer vision, 3D sensing, 3D reconstruction, gesture and illumination control

●      integral NIR Laser (830/850/940nm), optical system (refractive+ diffractive lens) and high precise active alignment assembly solution to provide the smallest form factor

●      module design for smartphone and other mobile devices

●      provide customized module solution for different application

●      the smallest form factor and reflowable device

●      including active eye safety solution (Class-1)

Flood illumination Module

●      provide customized solution for specific application integral NIR Laser (830/850/940nm), and high precise active alignment assembly solution

●      module design for smartphone and other mobile devices

●      the smallest form factor and reflowable device

●      including active eye safety solution (Class-1)

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

Being a leading provider of 3D sensing technology, Himax is also an active participant in smartphone OEMs’ design projects for new devices involving ToF technology. We are seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. Unlike structured light 3D sensing where we provide total solution or just projector module or optics depending on customers’ needs, with ToF, we will only focus on transmitter module or optics component by leveraging our WLO related expertise. We continue to actively work with industry leading VCSEL provider, sensor company, module manufactures and smartphone makers for a new and advanced ToF 3D solution development, targeting Android smartphones. Leveraging on our WLO technology, we have provided our partners with spot projector or optics component for their reference design.

3D sensing can have a wide range of applications beyond smartphone. We have started to explore business opportunities in various industries by leveraging our structured light 3D sensing total solution. In 2021, we shipped small volume of business access control and biomedical inspection devices with more design-ins and engagements currently under progress. To strengthen our offers in 3D sensing total solution, we have been collaborating closely mainly with two types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability.

Other than 3D sensing total solution, we provide key component, our proprietary 3D decoder IC, to customers who wish to design their own structured light-based 3D sensing solution. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy and now it’s well-adopted by many China e-payment solution providers and entered into small volume production from 2020. Our 3D decoder can accelerate local image processing for face recognition and offer best-in-class security authentication. In 2021, we have shipped meaningful volume of 3D decoder ICs.

Our critical 3D sensing Technologies includes the following:

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

Laser Driver

Based on our expertise in projector, optics, and driver, we have designed a special Glass Broken Detection (“GBD”) mechanism on our projector. We also have a proprietary laser driver design that detect the connection of the GBD on the projector. When GBD connection is abnormal, which means glass was broken, the laser driver can cease the laser to prevent users from being exposed to higher power laser energy leaking from the broken glass.

The following table sets forth the features of our SLiM 3D sensing solutions:

Product	Features
SLiM 3D sensing total solution

●      Dot projector: More than 33,000 invisible dots, the highest in the industry, projected onto object to build the most sophisticated 3D depth map among all structured light solutions

●      Depth map accuracy: Error rate of < 0.5% within the entire operation range of 30cm-100cm

●      Face recognition: Enabled by the most sophisticated 3D depth data to build unique facial map that can be used for instant unlock and secure online payment

●      Indoor/outdoor sensitivity: Superior sensing capability even under total darkness or bright sunlight

●      Eye safety: Certified for IEC 60825 Class 1, the international laser product standard which governs laser product safety under all conditions of normal use with naked eyes

●      Glass broken detection: Patented glass broken detection mechanism in the dot projector whereby laser is shut down instantaneously in the event of broken glass in the projector

●      Power consumption: Less than 400mW for projector, sensor and depth decoding combined, making it the lowest power consuming 3D sensing device by far among all structured light solutions

●     Module size: the smallest structured light solution in the market, ideal for embedded and mobile device integration

HV-II 3D Decoder ASIC
●Himax 3D Depth Processor with high depth accuracy
●Support up to HD resolution depth map for different applications
●2D & 3D auto-exposure control for projector and sensor
●Frame rate conversion for different application/capability of SOC
●Scaling engine for different application/capability of SOC
●Ambient light detection and removal
●Embedded Security Engine
●Power Management Engine for power shutdown
●MIPI CSI-2 / DPHY interface

Ultralow power AI image sensing

The demand for always-on battery-powered smart devices with AI intelligent sensing is rapidly growing. By combining an ultralow power image sensor with a custom computer vision ASIC and machine-learning algorithms, Himax ultralow power AI image sensing solution enriches connected edge devices with AI capacity. The edge AI system, which consumes only few mW power consumptions, is leading the industry for the next-generation, battery operated, clever computer vision applications. The ultralow power AI image sensing solution is being engaged in a variety of applications, such as notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical, just to name a few. Among Himax’s ultralow power AI image sensing business, our WiseEye notebook solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution that features respecting privacy and enhancing security for notebook users. At the CES 2020, several leading notebook OEMs and ODMs demonstrated our WiseEye notebook solution in their next generation premium notebooks with positive feedback. In 2021, one of our AI image sensing solutions was officially awarded a sizable purchase order from a top tier household name for a mainstream application. We started ramping up production for above mentioned applications by the end of 2021. We are highly encouraged by the success. We reached this major milestone just one year after we delivered the first samples, a remarkable achievement and an illustration of the robustness of our AI solution. We expect to see more design-wins awarded across a broad customer base and a high variety of applications leading to robust sales growth for this new high margin product line.

The following table sets forth the features of our ultralow power AI image sensing total solutions:

Product	Features
WiseEye® notebook total solution
●Ideal for battery operated devices enables always on mode of operation supporting both continuous operation and periodic wakeup mode, enabling long battery life
●Total solution supports use of a variety of Himax CMOS image sensors –HM11B1 RGB/IR/AI hybrid sensor. Uniquely designed for ULP Computer Vision applications with always on scanning as low as 100uW.
●Ultralow power CV MCU: WE-I Plus ASIC a unique ultralow power computer vision processing silicon that is targeting always on applications with a sub 1mW capabilities. Processing at the edge: motion detection, human detection and face detection.
●Emza computer vision algorithms, a lean machine learning framework, which is trainable for desired use cases (human presence detection, attention detection and on-looker detection) and works on ultralow compute resources platform (CPU clock, internal memory)

AI image total solution
●Ideal for battery operated devices enables always on mode of operation supporting both continuous operation and periodic wakeup mode, enabling long battery life
●Total solution supports use of a variety of Himax CMOS image sensors – HM01B0 qVGA, HM0360 VGA and HM11B1 RGB/IR/AI hybrid sensor. Uniquely designed for ULP Computer Vision applications with always on scanning as low as 100uW.
●Ultralow power AI processor: WE-I Plus ASIC a unique ultralow power computer vision processing silicon that is targeting always on applications with a sub 1mW capabilities. Processing at the edge: motion detection, human detection and face detection.
●tinyML computer vision algorithms feature human presence detection, people counting, face detection, face recognition, digital meter recognition, gesture recognition, and voice command control. Also support image pre-rolling feature to save up to 8 seconds of images before triggering event for better security offering.
●Total solutions for laptop always-on wake on approach and walk away lock, battery powered automatic meter reading, auto-framing video conference machine, image and voice triggered human machine interface devices.

For the other business model, we provide key components, such as proprietary ultralow power WE-I Plus AI processor or Always-On CMOS image sensor (AoS). For key component business model, we reinforced our go-to-market strategy by intensively participating in leading AI partners’ infrastructures and ecosystems. With our prominent AI platforms, we partnered with world leading edge-to-cloud service providers, such as Google TensorFlow, Microsoft Azure, Arm AI Partner Program, and tinyML Foundation, and enjoy the enormous network of these ecosystems and their numerous participants to drive further adoption on applications such as smart home, smart office, healthcare, agriculture, retail and factory automation. Additionally, we continued our marketing efforts through joint webinars and other online activities with several well-known platform partners such as Edge Impulse, Digi-Key and SparkFun. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. We are very encouraged by the traction this relatively new product line has generated in a short amount of time and expect to see increasing sales contribution through 2022 and beyond.

The following table sets forth the features of our WE-I Plus ASIC product:

Product	Features
WE-I Plus ASIC
●
Ultralow power consumption: 40 uW/MHz
●
Support image, voice trigger simultaneously to wake up system
●
Optimized multi-layer power states for always-on applications
●
Ready-for- use software package and Machine Learning Library, including device driver, SDK and embARC Machine Learning Inference Library to support Google TensorFlow Lite Micro framework
●
ARC-EM9D 32-bit DSP: Frequency up to 400MHz,
●
Memory: Up to 2MByte SRAM
●
High performance pixel processing accelerator and JPEG codec
●
Security Engine: Support secure boot, secure FW update, secure debug mode, Support AES 128bits, RSA 2048bits, Hash-256, TRNG, Secure key management
●
Peripheral: 1/4/8-bit camera interface, I2C/SPI master/slave, UART, PWM, GPIO with 5 wake-up pins, 12-bit ADC with 4 channels, up to 1Msps, RTC Timer

Core Technologies and Know-How

Driving System Technology. Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD driving systems, high-voltage CMOS processes and display systems, all of which are important to the design of high-performance TFT-LCD display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as AMOLED and electronic paper displays.

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

AI Image Sensing Technologies. Composed by an AoS sensor, an edge AI ASIC processor and computer-vision AI algorithm, all operated in ultralow power mode. Our industrial first AoS CMOS image sensor features ultralow power and low latency back-illuminated solution for always on, intelligent visual sensing applications. With Himax exceptional low power know-how and ASIC implementation technologies, our AI image processor featured different power domain and mode management schemes, together with advanced image processing hardwired accelerators to construct different operating modes in balancing processor performance and power consumptions. The seamless and proprietary interface between our AoS sensor and AI processor ensure the efficient and fast-response sensor data transmission and wake-up mechanism operating in ultralow power mode. The computer-vision AI algorithm, which get benefit from high performance and low power AI processor and image data from sensor, can therefore enable AI features such as powerful human detection, occupancy detection and motion classification for various application needs.

LCoS Microdisplay Technologies. Compared to other microdisplay technologies, LCoS microdisplay offers smaller form factor, higher brightness, and less power consumption. Himax Display has own proficient engineering team to develop patented industry-only non-captive LCoS, front-lit waveguide, and module design, along with an in-house ISO certified manufacture line. All position us at the forefronts of leading AR glasses and AR-HUD markets. The latest development of Front-Lit LCoS enables an ultra-compact and extremely power-efficient optical engine by consolidating and integrating LED illumination system into the micro display module itself and makes the patented technology ideal for AR headsets. Furthermore, Himax Display provided phase modulation LCoS 2.0 technologies to offer high-efficient, low power and multi-focal plane displaying features to fit for holographic displaying needs in numerous leading applications.

3D Technologies. Several technologies in Himax are integrated together to form our 3D solution. First, wafer level nanoimprinted technology is used to design and manufacture DOE and Waveguide. Then, our in-house capability on semiconductor enables us to design IC particularly match our optical component. Our expertise in precision assembly in optics also help us to provide a more complete solution to our customers.

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, smartphone, tablet, automotive and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2021, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 75.6%, 77.7% and 79.5% of our revenues in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 29.5%, 32.6% and 32.1% of our revenues, respectively; and customer C accounted for 5.6%, 12.7% and 19.1%, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers, panel manufacturers using LTPS or OLED, or Oxide technologies, mobile display module and mobile device manufacturers for smartphone, tablet and automotive, and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market for large-sized panels is concentrated among a limited number of major panel manufacturers. We also market our products directly to monitor, notebook and mobile device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers’ future product demand. Additionally, we form strategic partnership with tier-1 customers for our LCoS microdisplays, 3D sensing and AI image sensing to penetrate into the emerging market. We believe we need close alliance with our customers to build up ecosystem for new applications.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Chongqing, Chengdu, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea, Givatayim, Israel; and Irvine and Campbell, California and Minneapolis, Minnesota, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

●	Inner-Lead Bonding: The TCP and COF assembly process involves grinding the bumped wafers into their required thickness and cutting the wafers into individual dies, or chips. An inner lead bonder machine connects the chip to the printed circuit processed tape and the package is sealed with resin at high temperatures.
●	Final Testing: The assembled display drivers are tested to ensure that they meet performance specifications. Testing takes place on specialized equipment using software customized for each product.

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

In November 2002, we received ISO 9001 certification, which was renewed in March 2021 and will expire in March 2024. In February 2006, we received ISO 14001 certification, which was renewed in December 2020 and will expire in December 2023. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in February 2019 and will expire in March 2022.

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

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, UMC, Vanguard, Macronix, Globalfoundries Singapore, PSMC, Nexchip and SKHYSI in the past few years. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc., Nepes Corporation and King Yuan Electronics Co., Ltd.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Nexchip Semiconductor Corporation	ChipMOS Technologies Inc.
Powerchip Semiconductor Manufacturing Corp.	LB Semicon, Inc.
SK hynix system ic	Union Semiconductor Co., Ltd.
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
JMC Electronics Co., Ltd.	Ardentec Corporation
LG Innotek Co., Ltd.	Advanced Semiconductor Engineering Inc.
Stemco., Ltd.	Chipbond Technology Corporation
Chipbond Technology Corporation	Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Nepes Corporation
Taiwan IC Packaging Corporation
LB Lusem Co., Ltd.
Union Semiconductor Co., Ltd.

Chip Probe Testing
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
LB Semicon, Inc.
Union Semiconductor Co., Ltd.
YoungTek Electronics Corp.

Intellectual Property

As of February 28, 2022, we held a total of 3,032 patents, including 1,374 in Taiwan, 962 in the United States, 602 in China, and 94 in other countries. The expiration dates of our patents range from 2022 to 2041. We also have a total of 64 pending patent applications in Taiwan, 121 in the United States and 277 in other jurisdictions, including the PRC, Japan, Korea, Israel and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States. “Omniwide Film and logo” as trademarks in Taiwan, China, Europe, Korea, Japan and the United States, “EMZA VISUAL SENSE and logo” as trademarks in Israel and the United States, “CMVT” as trademarks in Taiwan and China, as well as “WISEEYE” as trademark in the United States.

Competition

The market characteristics for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate the competition in our industry include:

●	customer relations;
●	product performance;
●	design customization;
●	development time / product release;
●	product integration;
●	technical services;
●	manufacturing costs;
●	supply chain management;
●	timely delivery;
●	economies of scale; and
●	broad product portfolio.

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Ilitek Corp., Silicon Works Co. Ltd., ESWIN, Chipone, Newvision, Ribbon Display Japan, Hisilicon and Synaptics Incorporated. We also face competition from integrated device manufacturers, such as Rohm Co., Ltd.

Some of our competitors are affiliated or have established cross relationships with other panel manufacturers. Some have longer operating histories, or greater brand recognition, or significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than we do. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

For In-cell TDDI, we compete with Novatek Microelectronics Cop., Synaptics Incorporated, FocalTech Systems Co., Ltd., and Ilitek Corp.

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

For ultralow power AI image sensing, the main competition is Qualcomm with its “Glance” device. Few additional small size companies develop AI base edge devises, such as Lattice, Eta Computing, Nuvoton, Altek, etc. However, Himax is the only vendor who can offer a truly in-house vertically integrated solution comprise with all three building blocks required by customers: CMOS sensor, purposely designed MCU and the AI algorithm.

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

Environmental Matters

Himax is required to ensure its products and is obligated to comply with valid regulations and governmental authorities’ regulatory directives in applicable jurisdictions on topic of Environmental Protection. Additionally, Himax Taiwan maintains a color filter facility and a wafer level optics facility and Himax Display maintains a facility for our LCoS products. Himax IGI operates under the designated facility related for 3D mask production, where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC and US jurisdiction applicable. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of February 28, 2022.

The following table sets forth summary information for our subsidiaries as of February 28, 2022.

			Percentage of
		Jurisdiction of	Our Ownership
Subsidiary	Main Activities	Incorporation	Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	83.5	%(1)
Integrated Microdisplays Limited	LCoS design	Hong Kong	83.5	%(3)
Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	83.5	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	98.4	%(1)
Himax Imaging Corp.	IC design	California, USA	98.4	%(4)
Himax Media Solutions, Inc.	ASIC service	ROC	99.2	%(1)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	67.5	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
Emza Visual Sense Ltd.	Visual sensors and efficient machine vision algorithm	Israel	100.0	%(1)
CM Visual Technology Corp. (CMVT)	Omniwide film products design and sales	ROC	66.7	%(1)
(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 83.5% ownership of Himax Display, Inc.

(4)	Indirectly, through our 98.4% ownership of Himax Imaging, Ltd.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. We began construction of our new building, Fab 2, in March 2017, located nearby the current headquarters. The newly completed building, located at a 42,619 square meter facility, houses additional WLO capacity, the new active alignment equipment needed for our 3D sensing business and provides extra office space. The facilities house our research and development, engineering, sales and marketing, operations and general administrative staff.

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

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2020 compared to 2019, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the United States Securities and Exchange Commission on March 31, 2021.

Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. We also offer CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance, AIoT, etc. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers and assembly houses. We also work with camera module manufacturers, optical engine manufacturers, and television system manufacturers for various non-driver products.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2021 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

●	average selling prices;
●	unit shipments;
●	product mix;
●	design wins;
●	cost of revenues and cost reductions;
●	supply chain management;
●	share-based compensation expenses and cash awards; and
●	tax credits.

Average Selling Prices

Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. For example, from 2020, the industry-wide tightening of foundry capacity has extended to backend facilities that include assembly and testing and appears to be a long-term phenomenon. Robust demand pushed foundry capacity constraints to a more severe level and rose higher material cost which in turn enabled higher average selling prices. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product’s life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “—Cost of Revenues and Cost Reductions.”

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

Unit Shipments

Our performance is also affected by the number of semiconductors we ship, or unit shipments. As our display drivers are critical components of flat panel displays, our unit shipments depend primarily on our customers’ panel shipments among other factors. Our unit shipments have grown since our inception primarily as a result of our increased market share with certain major customers and their increased shipments of panels. Our growth in unit shipments also reflected the demand for higher resolution panels which typically require more display drivers. However, the development of higher channel display drivers or new technologies, if successful, could potentially reduce the number of display drivers required for each panel while achieving the same resolution. If such technologies become commercially available, the market for our display drivers will be reduced and we could experience a decline in revenue and profit. Our unit shipments also depend on the capacity we can get from our foundry, assembly and testing house. Our growth was constrained by the severe foundry capacity shortage from 2020.

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

The proportion of non-driver business would also affect our financial position and results of operations. For the past few years, we have experienced operating losses from our non-driver business. This was partly due to low sales volume during these periods that led to insufficient revenue to fully cover expenses such as research and development and operating expenses. We expect, however, to ramp up the volume production and sales of our non-driver products in the future and generate positive operation income from such non-driver products. Typically, our non-driver products have higher gross margins as well as higher growth potential than our driver products, we expect the overall profit margin across our product platform to improve.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2019, 2020 and 2021 was 79.5%, 75.1% and 51.6%, respectively. In 2021, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 58.7%, the cost of processed tape was 7.2%, the cost of assembly and testing was 33.5%, and overhead was 0.6%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, assembly and testing costs and our manufacturing utilization rate or production yield is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Share-Based Compensation Expenses and Cash Awards

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses and cash awards, which consist of charges taken relating to grants of mainly RSUs as well as stock options, non-vested shares, and cash awards to employees.

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $0.1 million, $4.8 million and $23.8 million in 2019, 2020 and 2021, respectively. Of the total share-based compensation expenses recognized, nil, $4.8 million and $23.2 million in 2019, 2020 and 2021, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2019, 2020 and 2021 as reflected in our consolidated financial statements. However, we did not grant RSUs in 2019 but granted stock options to employees instead.

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

We made grants of 2,604,545 RSUs to our employees on September 28, 2021. The vesting schedule for such RSU grants is as follows: 85.63% of the RSU grants vested immediately and were settled by cash in the amount of $23.2 million on the grant date, with the remainder vesting equally on each of September 30, 2022, 2023 and 2024, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020 and September 28, 2021 was $8.30 per ADS, $10.93 per ADS, $5.76 per ADS, $3.44 per ADS and $10.39 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Employee stock options. We made grants of 2,226,690 units of stock option to purchase 2,226,690 units ADS to certain employees at an exercise price of $2.27 on September 30, 2019. The vesting schedule was that 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. During 2020, 114,500 units, 39,000 units and 10,000 units of stock option to purchase 114,500 units, 39,000 units and 10,000 units ADS were grant to certain employees at an exercise price of $2.74, $3.9 and $3.35 on March 31, 2020, August 11, 2020 and September 25, 2020, respectively. The options granted in 2020 were fully vested on October 1, 2020. We recognized share-based compensation expenses regarding stock options under the long-term incentive plan totaling $0.3 million and $0.7 million in 2019 and 2020, respectively.

Cash Awards. We made grants annual bonus by cash payouts totaling $47.7 million to the Company’s employees among which $1.6 million was immediately vested on September 28, 2021. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we have generated revenues from sales of display drivers for large-sized applications and display drivers for small and medium-sized applications. In addition, our product portfolio includes operational amplifiers, timing controllers, touch controller ICs, LCoS microdisplay, power management ICs, CMOS image sensors, 3D sensing, ultralow power AI image sensing, wafer level optics products and ASIC service.

Revenues from large-sized application totaled $397.9 million in 2021, an increase of 65.3% year-over-year, representing 25.7% of our total revenues, as compared to 27.1% of our total revenues in 2020. During the Covid-19 pandemic, the surge in IT demand boosted the sales of monitor display drivers and notebook display drivers. TV sales were also up despite the dip in worldwide TV shipments during the second half of 2021.

Revenues from small and medium-sized applications totaled $963.5 million in 2021, the highest growth of 86.8% year-over-year, representing 62.3% of our total revenues, as compared to 58.1% of our total revenues in 2020. As leading Android tablet brands all adopted our TDDI solutions and automotive displays continued to evolve at a rapid rate in the number, size and sophistication, we saw the extraordinary business momentum for both product areas in 2021.

Revenues from non-driver products totaled $185.7 million in 2021, an increase of 42.0% year-over-year, representing 12.0% of our total revenues, as compared to 14.8% of our total revenues a year ago. The year-over-year increase was mainly from TCON amidst the growing need for high frame rate and high-resolution displays, and CIS, severely capped by capacity constraint throughout 2021, due to the continuous strong demand in notebook and web camera for work-from-home and online education. This increase was offset by WLO, as the legacy product of an anchor customer gradually decreased.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2019		2020		2021
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Display drivers for large-sized applications	$237,276	35.3	$240,789	27.1	$397,905	25.7
Display drivers for small and medium-sized applications	307,451	45.8	515,733	58.1	963,537	62.3
Non-driver products(1)	127,108	18.9	130,760	14.8	185,655	12.0
Total	$671,835	100.0	$887,282	100.0	$1,547,097	100.0

Note:    (1)    Includes, among other things, timing controllers, touch controller ICs, LCoS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, ultralow power AI image sensing, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 29.5%, 32.6% and 32.1% of our revenues in 2019, 2020 and 2021, respectively. Customer C accounted for 5.6%, 12.7% and 19.1% of our revenues in 2019, 2020 and 2021, respectively.

	Year Ended December 31,
	2019		2020		2021
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Customer A and its affiliates	$198,430	29.5	$289,663	32.6	$497,083	32.1
Customer C	37,631	5.6	112,504	12.7	295,217	19.1
Others	435,774	64.9	485,115	54.7	754,797	48.8
Total	$671,835	100.0	$887,282	100.0	$1,547,097	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2019, 2020 and 2021, approximately 19.2%, 13.9% and 14.2% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 70.3%, 79.7% and 81.5% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2019, 2020 and 2021 were17.1%, 13.8% and 9.8%, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 20 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020 and September 28, 2021 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $0.1 million, $4.8 million and $23.8 million in 2019, 2020 and 2021, respectively. Share-based compensation expenses recorded regarding stock options under the long-term incentive plan totaled $0.3 million, $0.7 million and nil in 2019, 2020 and 2021, respectively.

Cash Awards.

We made grants annual bonus by cash payouts totaling $47.7 million to the Company’s employees among which $1.6 million was immediately vested on September 28, 2021. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2019, 2020 and 2021 were approximately $25.4 million, $11.9 million and $9.4 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2019, 2020 and 2021, we did not recognize any impairment loss on non-financial assets.

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

As of December 31, 2020 and 2021, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2019, 2020 and 2021, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2021, we have not provided for retained earnings tax on the undistributed earnings of approximately $1,096.1 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $1,094.9 million as of December 31, 2021. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2019	2020	2021
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	79.5	75.1	51.6
Research and development	17.1	13.8	9.8
General and administrative	3.5	2.7	1.9
Sales and marketing	2.6	1.9	1.5
Total costs and expenses	102.7	93.5	64.8
Operating income (loss)	(2.7)	6.5	35.2
Non-operating income (loss)	0.4	(0.1)	—
Income tax expense	0.1	1.3	7.2
Profit (loss) for the year	(2.4)	5.1	28.0
Loss attributable to noncontrolling interests	0.4	0.2	0.2
Profit (loss) attributable to Himax stockholders	(2.0)	5.3	28.2

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our revenues increased by 74.4% to $1,547.1 million in 2021 from $887.3 million in 2020. The increase was due to the strong demand across all of our major business segments, namely large-sized display drivers, small and medium-sized display drivers and non-driver products:

●	Large-sized Display Drivers. Revenues from display drivers for large-sized application grew by 65.3% to $397.9 million in 2021 from $240.8 million in 2020. During the Covid-19 pandemic, the surge in IT demand boosted the notebook display IC sales and monitor display sales. TV sales were also up despite the dip in worldwide TV shipments during the second half of 2021.
●	Small and Medium-sized Display Drivers. Revenues from small and medium-sized display drivers increased significantly by 86.8% to $963.5 million in 2021 from $515.7 million in 2020. The Company saw extraordinary business momentum particularly in tablet and automotive areas in 2021 as leading non-iOS tablet brands all adopted our tablet TDDI solutions and automotive displays continued to evolve at a rapid rate in the number, size and sophistication.
●	Non-Driver Products. Revenues from non-driver products increased by 42.0% to $185.7 million in 2021 from $130.8 million in 2020. The increase was mainly from Tcon sales amidst the growing needs for high frame rate and high-resolution displays. CMOS image sensor business, severely capped by capacity constraint throughout 2021, was up from the strong demand in notebook and web camera for work-from-home and online education. This increase was offset by WLO, as the legacy product of a major customer gradually decreased.

Costs and Expenses. Costs and expenses increased by 20.8% to $1,002.1 million in 2021 from $829.4 million in 2020. As a percentage of revenues, costs and expenses decreased to 64.8% in 2021 compared to 93.5% in 2020.

●	Cost of Revenues. Cost of revenues increased to $798.5 million in 2021 from $666.5 million in 2020, which was generally in line with our overall business growth. The increase in cost of revenues was also attributable to the rising material costs across wafer foundry, assembly and testing, which underwent severe capacity shortages. Inventory write-downs, which are included in cost of revenues, decreased to $9.4 million in 2021 from $11.9 million in 2020. As a percentage of revenues, cost of revenues decreased to 51.6% in 2021 from 75.1% in 2020, mainly due to a reflection of more favorable IC pricing and product mix resulting from the tight foundry capacity as well as increasing contribution from high margin product lines.
●	Research and Development. Research and development expenses increased by 23.8% to $151.4 million in 2021 from $122.3 million in 2020. This increase was primarily attributable to increase in the salary expense, RSU compensation and cash awards. The increase in salary expense was due primarily to a larger headcount of research and development staff, higher average salaries and NT dollar appreciation against US dollar as we pay the bulk of our employee salaries in NT dollars.
●	General and Administrative. General and administrative expenses increased by 22.4% to $29.3 million in 2020 from $23.9 million in 2020, primarily as a result of increases in salary expense, RSU compensation, cash awards and professional fee.
●	Sales and Marketing. Sales and marketing expenses increased by 37.3% to $22.9 million in 2021 from $16.7 million in 2020. This increase was primarily attributable to increase in salary expense, RSU compensation and cash awards.

Non-Operating Income (loss). We had net non-operating loss of $0.4 million in 2021 compared to $1.1 million in 2020. The decrease was primarily due to decrease in finance cost and increase in foreign currency exchange gains but partially offset by an increase in share of losses of associates.

Income Tax Expense. Our income tax expense increased to $110.7 million in 2021 from $11.7 million in 2020. The increase in our income tax expense was primarily attributable to the increase in pre-tax profit $544.6 million in 2021 from $56.9 million in 2020.

Profit for the year. As a result of the foregoing, our profit for the year of $433.9 million in 2021, versus $45.2 million in 2020, and profit attributable to Himax stockholders of $436.9 million in 2021, versus $47.1 million in 2020.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands)
Segment Revenues
Driver IC	$544,727	$756,522	$1,361,442
Non-Driver Products	127,108	130,760	185,655
Total	$671,835	$887,282	$1,547,097

	Year Ended December 31,
	2019	2020	2021

	(in thousands)
Segment Operating Income (loss)
Driver IC	$29,070	$98,687	$551,943
Non-Driver Products	(47,377)	(40,761)	(6,922)
Total	$(18,307)	$57,926	$545,021

Driver IC Segment

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Segment revenues. Our revenues from the Driver IC segment increased by 80.0% to $1,361.4 million in 2021 from $756.5 million in 2020. The increase was mainly from the significant growth of 86.8% in display drivers for small and medium-sized applications with sales totaling $963.5 million.

Segment operating income. Operating income from the Driver IC segment increased to $551.9 million in 2021 from $98.7 million in 2020. This increase was primarily attributable to an increase in revenues and higher gross margin.

Non-Driver Products Segment

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Segment revenues. Our revenues from the Non-Driver Products segment increased by 42.0% to $185.7 million in 2021 from $130.8 million in 2020. The year-over-year increase was mainly from increased revenues generated from TCON amidst the growing need for high frame rate and high-resolution displays, but partially offset by WLO decreased.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $6.9 million in 2021 from $40.8 million in 2020. The narrowed operating loss decreases were attributable mainly to the increase in revenues and higher gross margin.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2021, we had total current assets of $1,192.8 million, total current liabilities of $601.2 million and cash and cash equivalents of $336.0 million. As of December 31, 2021, we had short-term secured borrowings of $151.4 million with cash and time deposits of $151.4 million as collateral, and long-term unsecured borrowings of $52.5 million, of which $6.0 million was current portion. For enhancing the guaranty, our land, building and improvements of Fab 2 totaling $67.8 million were pledged as collateral for the long-term unsecured borrowings. As of December 31, 2021, we had total unused short-term credit lines of $277.4 million, of which $21.7 million will expire before the end of March 2022, and $155.6 million belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks. Further, we had unused long-term credit lines of $40 million. We believe that our existing short-term and long-term credit lines, together with cash generated from our operations, are sufficient to liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands)
Net cash provided by operating activities	$7,656	$102,610	$388,276
Net cash used in investing activities	(47,767)	(22,365)	(232,680)
Net cash provided by (used in) financing activities	35,261	3,261	(4,487)
Net increase (decrease) in cash and cash equivalents	(5,382)	83,883	151,086
Cash and cash equivalents at beginning of period	106,437	101,055	184,938
Cash and cash equivalents at end of period	101,055	184,938	336,024

Operating Activities. Net cash provided by operating activities in 2021 was $388.3 million compared to $102.6 million in 2020. This increase in net cash provided by operating activities in 2021 was mainly due to improved profitability over time.

Investing Activities. Net cash used in investing activities in 2021 was $232.7 million compared to $22.4 million in 2020. This increase in net cash used in investing activities was due primarily to an increase of $199.1 million in refundable deposits made for the purpose of securing foundry capacity amidst the global semiconductor capacity shortage.

Financing Activities. Net cash used in financing activities in 2021 was $4.5 million compared to net cash provided by $3.3 million in 2020. This change was due primarily to increases in distribution of cash dividends, repayment of long-term unsecured borrowings and payment of lease liabilities but partially offset by an increase of guarantee deposits received from customers.

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

To address the continuing foundry capacity shortage worldwide, we have entered into strategic agreements with our foundry partners in order to secure their foundry capacity to fulfill our business needs. We anticipate continuing to enter into additional strategic agreements with new foundry partners to secure additional foundry capacity. Under these strategic agreements, we are committed to purchasing a specific volume at fixed prices or variable prices. Some of our customers, and even our indirect customers, are also entering into similar strategic agreements to secure their IC supplies with us. However, there can be no assurance that these prices provided in the strategic agreements with our foundry partners and our customers will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the then prevailing market price. On the other hand, if there continues to be foundry capacity shortages and/or increases in customer demand, the fixed prices our customers agree to pay us may become significantly lower than the then prevailing market price. Any of those situations could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected. Nevertheless, we believe these strategic agreements will enable us to meet our customers’ unaddressed demands and are in the best interest of our company amid the global foundry capacity shortage.

We have entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. We may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Our purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $2,655 million as of December 31, 2021. Of obligations under above purchase orders and agreements, $628 million is expected to be paid in the next 12 months.

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $45.9 million, $5.8 million and $7.6 million in 2019, 2020 and 2021, respectively, higher than usual capital expenditure due to our Fab 2 construction and WLO capacity expansion in 2019. Capital expenditures of $7.6 million in 2021 was mainly for design tools, R&D related equipment as well as in-house tester of our traditional IC design business.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2019, 2020 and 2021, we incurred research and development expenses of $114.9 million, $122.3 million and $151.4 million, respectively, representing 17.1%, 13.8% and 9.8% of our revenues, respectively.

5.D. Trend Information

The strong business we experienced in 2021 was a result of our effort in securing solid capacity, a steadfast focus on optimizing product mix as well as solidifying strategic relationship with both customers and suppliers. All of these factors contributed to the record sales and profit margins. The ongoing effects of the pandemic, coupled with foundry capacity shortage, created a challenging operating environment, yet also provided favorable conditions for IC vendors such as us with overall market demand far outpacing supply. Among our three major product categories, small and medium-sized display drivers posted the highest growth in 2021 and we saw extraordinary business momentum particularly in tablet and automotive areas as leading non-iOS tablet brands all adopted our tablet TDDI solutions and automotive displays continued to evolve at a rapid rate in the number, size and sophistication. Automotive sales enjoyed the highest growth among all product lines and sales for tablet IC was our top sales contributor in 2021. In addition, the surge in IT demand boosted our notebook display IC sales significantly in 2021, whereas monitor display sales increased and TV sales also up despite the dip in worldwide TV shipments during the second half of 2021. Non-driver sales also enjoyed decent growth derived mainly from Tcon sales due to the growing needs for high frame rate and high-resolution displays. We are also glad to see our ultralow power AI image sensing total solution successfully entered into mass production in fourth quarter of 2021 for a major tech name over a mainstream application. We reached this major milestone just one year after we delivered the first samples, a remarkable achievement and an illustration of the robustness of our AI solution. We expect to see more design-wins awarded across a broad customer base and a high variety of applications leading to robust sales growth for this new high margin product line.

As we look ahead, we expect the supply-demand imbalance to continue throughout 2022, especially on the mature nodes that we are primarily anchored to. Himax has been proactive in this regard, continuing to pursue new partnerships and agreements to increase our available capacity and achieve our 2022 business goals. We are upbeat about our year ahead growth prospect, backed by a few product areas, notably the automotive and ultralow power AI image sensing businesses, which we feel confident will stay strong regardless of the macroeconomic concerns. We anticipate these two products, both with good gross margin, will outgrow other product lines in 2022.

Large-sized Display Driver IC Segment

In this segment, Himax is armed with a diversified and comprehensive product offering covering TV, monitor and notebook, which provides us with the flexibility to take actions in tandem with our customers and suppliers to direct production towards the sectors with stronger demand.

Foreseeing the continuation of the prevailing foundry shortage and the demand for advanced displays to remain strong, we continue to move toward higher end markets while providing advanced driver ICs and Tcons for a one-stop shopping experience, focusing on higher end displays and premium models for the respective leading end customers in TV, monitor and notebook markets. We are also supporting further feature upgrades for customers’ next generation products, including high-speed interface, low power consumption, higher refresh rate, ultra-large-sized, high-aspect-ratio and curved-view design. All these represent a high barrier of entry that differentiates us from China local competition.

Looking into 2022, backed by tight strategic relationships with some of the leading end customers in TV, monitor and NB markets, our project design coverage across all markets with all major panel makers remains strong. With the prevailing shortage expected to continue, especially given that much of the global large display driver ICs are still manufactured on 8” wafer where the room for capacity expansion is extremely limited, we remain positive on the prospect of our large display driver business.

Small and Medium-Sized Display Driver IC Segment

Himax is already the market share leader in display driver IC for automotive and tablet. For automotive market, we are deepening our working relationships with tier-1 players and end customers across all major markets. We expect the automotive segment to be on track to become our single largest revenue contributor starting 2022 where robust demand for our traditional automotive driver IC is backed by strong foundry capacity support, while automotive TDDI is expected to experience exponential growth throughout 2022 and beyond. Our product roadmap as well as new design-wins with end customers and a foundry capacity advantage have positioned Himax to gain further market share. Himax dominates the design-in and design-win of automotive TDDI with direct and indirect customers across the continents for a technology that is essential for very large sized, stylish, and free-formed automotive displays. We expect to reach 10 million units cumulative shipment in automotive TDDI in as soon as the second quarter of 2022. In addition to automotive TDDI, we are also leading in the up-and-coming local dimming technology which not only provides effective power saving, but also enhances display contrast for better viewing under bright daylight. Last but not least, our high-speed P2P bridge and LTDI solutions are specially designed for very large panels up to a pillar-to-pillar display size. With these new demands unleashed for advanced display technologies, we expect exponential sales growth of automotive sector in the years to come.

Tablet was one of our top sales contributors in 2021 thanks largely to the fast-rising TDDI penetration for non-iOS names and the strong demand driven by the stay-at-home economy. To further broaden our product offering and solidify our market position, our tablet TDDI has moved toward higher frame rate, higher resolution, larger screen size, and active stylus for better-quality handwriting and drawing. All these trends benefit us for higher ASP and growing market share. We are also seeing fast expanding education tablets where our tablet TDDI with active stylus feature has been widely adopted by several leading Chinese players. However, foundry capacity remains a major issue that adversely impacts our shipping capability. As our smartphone and tablet TDDIs share the same process pool, we continued with our strategy to favor tablet TDDI shipment over smartphone as we are the preferred main or sole vendor for major non-iOS tablet names. Our traditional discrete driver IC into smartphone and tablet continue to be quickly replaced by TDDI as expected.

Himax continues to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. In the first quarter of 2022, our flexible AMOLED driver and Tcon for automotive application successfully ramped up for a customer’s flagship EV model. The number of awarded projects for our automotive AMOLED ICs is growing with further EV vendors. In addition, our AMOLED for tablet is expected to commence mass production in the second quarter of 2022 with Chinese panel makers. As for smartphone, we continue to commit R&D resources to AMOLED driver ICs through engagement with top tier customers. In view of serious constraints on AMOLED display driver capacity in the next few years, we have also secured meaningful capacity for smartphone AMOLED drivers. We believe AMOLED driver IC will soon become one of the major growth drivers for our small and medium panel driver IC business.

Non-Driver IC Segment

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of image processing and human interface related technologies in addition to our driver IC products. Our non-driver products delivered the strongest growth in 2014 owing to many new product launches and project wins. During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. Additionally, our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2021, we continued to fulfill anchor customer’s demand for the legacy product. The WLO technology continues to play an important role in shaping next generation optical applications. Our exceptional optical design knowledge, together with our production proven nanoimprinting capabilities and mass manufacturing experience, allow us to deliver high-quality solutions to meet the requirements of the future generation optical applications across automotive, consumer, industrial, and medical applications.

In 3D sensing for non-smartphone applications, we provide customers who wish to design their own structured light-based 3D sensing solution with our proprietary 3D decoder IC. Our 3D decoder can accelerate local image processing for face recognition and offer best-in-class security authentication. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy. The high-performance decoding capability for high-precision face recognition is particularly popular in areas such as door lock and industrial access control. We started volume shipment of the 3D decoder in the fourth quarter of 2020 with more design-win awards and growing volume throughout 2021.

Regarding ultralow power AI image sensing, the demand for battery-powered smart devices with AI intelligent sensing is rapidly growing. Our AI image sensing solution is designed for a wide range of ultralow power use cases in consumer electronics that aim to modernize legacy end-point devices, which lack AI capability, with ultralow power computer vision AI. The AI solution is capable of processing data locally on the end device with just metadata output while avoiding the need to transport massive data to the cloud, thereby improving response time, saving bandwidth and power and, last but not least, enhancing data security. The design-win with a top-tier name for a mainstream application entered into mass production in the fourth quarter of 2021. The number of awarded projects is also growing quickly, covering a broad range of applications, including notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical. We are excited by the potential opportunities presented by the edge-to-cloud platform collaboration, opening up new market frontiers for us in areas such as smart city, smart office, healthcare, agriculture, retail and factory automation. We anticipate more design-wins awards and growing volume shipments starting 2022.

For the other business model of our ultralow power AI image sensing where we provide key components, we continue to leverage our key partners to amplify our offering and encourage adoption of our ultralow power solution in AI communities, which also have strong appetites for ultralow power smart sensing AI. Being the official partner of prominent AI platforms such as Google TensorFlow Lite for Microcontrollers, Microsoft Azure, Arm AI Partner Program, and tinyML Foundation, just to name a few, we get to enjoy the enormous network of these ecosystems and their numerous participants. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe.

We continued our marketing efforts through joint webinars and other online activities with several well-known platform partners such as Edge Impulse, Digi-Key and SparkFun to broaden our AI solution’s market reach and establish direct contacts with more AI developers. We are confident that ultralow power AI image sensing solution will be one of the major growth drivers for our non-driver segment looking ahead into 2022 and beyond.

On timing controller, we are optimistic about the long-term growth prospect of the Tcon business where we have successfully positioned ourselves for higher end and higher value-added areas including 4K/8K TV, gaming monitor, and low power notebook in view of consumers’ pursuance of various new types of entertainment for film, television and gaming. In addition, we extend our Tcon product reach into automotive and gaming TV markets. Our cutting-edge automotive local dimming Tcon has won numerous awards and penetrated into OEMs and tier-1 car makers’ new premium models, with some of them slated for mass production starting the second quarter of 2022. In the gaming TV market, we are also leading the industry by introducing the world’s first 288Hz 8K TV Tcon in collaboration with major TV panel makers. We believe the Tcon segment will be one of the driving forces for our non-driver business moving forward.

For CMOS image sensors business, we continue to provide CMOS image sensors for web camera and notebook. Our industry-first 2-in-1 CMOS image sensor that supports RGB mode for video conferencing and ultralow power AI mode for facial recognition have penetrated the laptop market for the most stylish super slim bezel designs. Regarding ultralow power Always-On CMOS image sensor that targets always-on AI applications, we are getting growing feedback and design adoptions from customers globally for various markets, such as car recorders, surveillance, smart electric meters, drones, smart home appliances, and consumer electronics.

Lastly on LCoS, an area we have committed years of R&D efforts. We continue to focus on AR goggle devices and head-up-displays (HUD) for automotive. Many of our industry-leading customers have demonstrated their state-of-the-art products with our technology embedded in, including holographic HUD, AR glasses and LiDAR system. Our proprietary front-lit LCoS microdisplay, an integrated solution covering LCoS microdisplay, lightguide, and front-lit LED, is one of the tiniest display modules and is one of ideal display technology for AR headsets as it offers significantly higher brightness, lighter weight, and lower power consumption. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

5.E. Critical Accounting Estimates

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

Note 4 to our audited consolidated financial statements contains a description that sets forth information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of February 28, 2022. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	64	Chairman of the Board
Jordan Wu	61	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	73	Director
Yuan-Chuan Horng	70	Director
Hsiung-Ku Chen	70	Director
Jessica Pan	52	Chief Financial Officer
Norman Hung	64	Executive Vice President, Sales and Marketing
Eric Li	59	Chief IR/PR Officer and Spokesperson

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

Hsiung-Ku Chen is our director. He has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen specializes in areas including Thin Film Transistor Technology, Liquid Crystal Display Technology, IC Process Technology and Patent field. He has dedicated himself to the researching and performing practice of the TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director and special assistant of the director’s office in the Electronics Research & Service Organization of the Industrial Technology Research Institute for over 20 years and was the leader of many research projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve as a supervisor of Himax Technologies Limited from April 2003 to December 2003 and as a director from December 2003 to October 2005. Dr. Chen was also the Special Assistant of the CEO Office at Etron Technology, Inc. from 2005 to 2007. Dr. Chen had served as consultants in various organizations, including Color Imaging Industry Promotion Office and the Intellectual Property Innovation Corporation. Currently, Dr. Chen serves as consultant of Color Display Industry Promotion Office.

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

6.B. Compensation

For the year ended December 31, 2021, the aggregate cash compensation that we paid to our executive officers was approximately $1.1 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.7 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2021, the aggregate cash compensation that we paid to our independent directors was approximately $150,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2021 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

		Total Cash		Ordinary Shares
		Award	Ordinary Shares	Underlying	Unvested Portion
	Total RSUs	Granted	Underlying Vested	Unvested Portion	of cash award
Name	Granted	(in thousands)	Portion of RSUs	of RSUs	(in thousands)
Dr. Biing-Seng Wu	23,118	721	46,236	—	721
Jordan Wu	21,962	685	43,924	—	685
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Hsiung-Ku Chen	—	—	—	—	—
Jessica Pan	5,652	176	11,304	—	176
Norman Hung	8,125	253	16,250	—	253
Eric Li	5,155	161	10,310	—	161

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

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng, Hsiung-Ku Chen and Dr. Yan-Kuin Su. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation SK under the Securities Act;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant deficiencies or material weaknesses in internal controls;
●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent auditors;
●	reporting regularly to the board of directors; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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

6.D. Employees

As of December 31, 2019, 2020 and 2021, we had 1,975, 2,056 and 2,083 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2021:

Function	Number
Research and development(1)	1,335
Engineering and manufacturing(2)	312
Sales and marketing(3)	295
General and administrative	141
Total	2,083

Notes:    (1)  Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.

(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display, Himax IGI and CMVT, our subsidiaries focused on design and manufacturing of WLO and LCoS products.
(3)	Includes field application engineers.

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

We made grants of 2,604,545 RSUs to our employees on September 28, 2021. The vesting schedule for such RSU grants is as follows: 85.63% of the RSU grants vested immediately and were settled by cash in the amount of $23.2 million on the grant date, with the remainder vesting equally on each of September 30, 2022, 2023 and 2024, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of February 28, 2022, by each of our directors and executive officers. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Number of Shares	Percentage of Shares
Name	Owned	Owned
Dr. Biing-Seng Wu	74,969,818	21.5%
Jordan Wu	7,399,077	2.1%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	*
Hsiung-Ku Chen	—	—
Jessica Pan	81,112	*
Norman Hung	562,680	*
Eric Li	15,000	*
*	The sum of the number of ordinary shares held is less than 1.0% of our total outstanding shares.

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

As of February 28, 2022, 348,597,140 of our shares were outstanding. We believe that, of such shares, 213,034,620 shares in the form of ADSs were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under our ADS deposit agreement. JPMorgan Chase Bank, N.A., advised us that, as of February 28, 2022, 106,517,310 ADSs, representing 213,034,620 common shares, were held of record by Cede & Co. and 9 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2022, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned(4)	Beneficially Owned(4)
Dr. Biing-Seng Wu(1)	74,969,818	21.5%
Whei-Lan Teng(2)	21,135,720	6.1%
Yiheng Capital Management, L.P.(3)	17,796,244	5.1%
All directors and executive officers as a group(4)	83,943,791	24.1%

Note:      (1)  Dr. Biing- Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns 54,224,784 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd., respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Additionally, Dr. Biing-Seng Wu beneficially owns 194,937 ADSs purchased through Sanfair Asia Investments Ltd. in the open market according to his share purchase plan announced on December 3, 2021. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 74,969,818 ordinary shares, representing approximately 21.5% of the outstanding ordinary shares.

(2)	Whei-Lan Teng directly owns 1,335,548 ordinary shares. Whei-Lan Teng beneficially owns 2,643,782 ordinary shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,156,390 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 21,135,720 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 21,135,720 ordinary shares, representing approximately 6.1% of the outstanding ordinary shares.
(3)	According to the Schedule 13G/A filed with the SEC on February 14, 2022, Yiheng Capital Management, L.P., together with its affiliates, beneficially owned 17,796,244 of our shares, some or all of which may include shares represented by our ADS, as of December 31, 2021. We do not have further information with respect to any changes in Yiheng Capital Management, L.P.’s beneficial ownership of our shares subsequent to December 31, 2021.
(4)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 74,969,818 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited. As of December 31, 2020 and 2021, we made an interest free loan of $1.2 million and $1.2 million, respectively, to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2022. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company. In 2019, 2020 and 2021, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $1.8 million, $1.4 million and $1.4 million, respectively, which was charged to research and development expense. As of December 31, 2020 and 2021, the related payables were $2.5 million and $1.4 million, respectively.

Cheng Mei Materials Technology Corporation (CMMT)

CMMT is an equity method investor of CMVT, which became as a subsidiary of the Company from October 30, 2020. From acquisition date of CMVT to December 31, 2020 and in 2021, the purchase of raw materials from CMMT was $0.7 million and $3.5 million, respectively. As of December 31, 2020 and 2021, the related payable resulting from the purchase of raw materials were $1.5 million and $0.2 million, respectively.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. On July 12, 2021, we paid a cash dividend in the amount of $47.4 million, or the equivalent of $0.272 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of funds received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. We receive cash from Himax Taiwan through intercompany borrowings. Himax Taiwan has not paid us cash dividends in the past. In accordance with amended ROC Company Act and regulations and Himax Taiwan’s amended articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

●	payment of taxes;
●	recovery of prior years’ deficits, if any;
●	legal reserve (in an amount equal to 10% of annual profits after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);
●	special reserve based on relevant laws or regulations, or retained earnings, if necessary; and
●	dividends for preferred shares, if any.

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

With regard to inward and outward remittances (foreign exchange purchased or sold), approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $50 million (and /or its equivalent) for companies and $5 million (and/or its equivalent) for Taiwanese and long term 1 year-valid resident permit of foreign individuals. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2021.

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

In addition, if a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder may be required to file certain information reports, containing such information as the U.S. Treasury may require.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2021, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2021 approximately 67% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won, Israel new shekel and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2021, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2021, we received $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2021 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2020 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 23, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
March 23, 2022

Changes in Internal Control over Financial Reporting

In 2021, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2020 and 2021.

	Year ended December 31,
Services	2020	2021
Audit Fees(1)	$800,000	$955,000
Tax Fees(2)	12,000	19,000
All Other Fees(3)	7,000	7,000
Total	$819,000	$981,000

Note:     (1)   Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax Fees. This category consists of fees in relation to transfer pricing reports.
(3)	All Other Fees. This category consists of fees in relation to audit of conflict mineral report.

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

In April 2011, the Companies Law of the Cayman Islands was amended to permit treasury shares if so approved by the board of directors and to the extent that the articles do not prohibit treasury shares. Therefore, we would hold the treasury shares for future employee awards.

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. We concluded this share buyback program in the fourth quarter of 2012 and repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market. We did not conduct any repurchase under this program in 2021.

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

16.H. Mine Safety Disclosure

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position as of December 31, 2020 and 2021.
(c)	Consolidated Statements of Profit or Loss for the years ended December 31, 2019, 2020 and 2021.
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2019, 2020 and 2021.
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2020 and 2021.
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021.
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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

Date: March 23, 2022

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 23, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment assessment of property, plant and equipment in the Wafer Level Optics cash generating unit

As discussed in Note 15 to the consolidated financial statements, the balance of property, plant and equipment was $133,236 thousand as of December 31, 2021, a portion of which related to the Wafer Level Optics cash generating unit ("CGU"). The Company's property, plant and equipment is reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, impairment assessment will be performed by comparing the carrying amount of the CGU with its recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. The value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

We identified the impairment assessment of property, plant and equipment in the Wafer Level Optics CGU as a critical audit matter because of the high degree of subjective auditor's judgment required in evaluating the forecasted future revenues and discount rate assumptions and minor changes to those assumptions could have a significant effect on the Company's impairment assessment of property, plant and equipment in the Wafer Level Optics CGU. In addition, the evaluation of the discount rate involved specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's impairment assessment process of property, plant and equipment, including controls related to the determination of forecasted future revenues and the assumptions used to develop the discount rate. We evaluated the Company's forecasted future revenues by comparing them to the historical revenues of the CGU and industry revenue forecasts. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast future revenues. We performed sensitivity analyses over the forecasted future revenues and discount rate to assess their impact on the recoverable amount of the CGU. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate, by comparing it against a range of estimated discount rates developed independently based on market data and inputs.

/s/KPMG

We have served as the Company’s auditor since 2001.

Hsinchu, Taiwan

March 23, 2022

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2020 and 2021

(in thousands of US dollars)

		December 31,	December 31,
	Note	2020	2021
Assets
Current assets:
Cash and cash equivalents	6, 23	$184,938	336,024
Financial assets at amortized cost	7, 23	8,682	26,013
Financial assets at fair value through profit or loss	8, 23	7,799	2,345
Accounts receivable, net (including related parties)	11, 23, 26	243,626	410,211
Inventories	12	108,707	198,600
Income taxes receivable	23	91	54
Restricted deposit	17, 23, 27	104,000	154,100
Other receivable from related parties	23, 26	1,200	1,217
Other current assets	23	35,368	64,280
Total current assets		694,411	1,192,844

Financial assets at fair value through profit or loss	8, 23	13,966	13,668
Financial assets at fair value through other comprehensive income	9, 23	742	410
Equity method investments	13	3,983	3,302
Property, plant and equipment, net	15, 18, 27, 29, 30	132,074	133,236
Deferred tax assets	5, 22	15,739	7,191
Goodwill	4(k)	28,138	28,138
Other intangible assets, net	5, 14, 30	7,876	6,617
Restricted deposit	23, 27	141	36
Refundable deposits	23	12,144	199,982
Other non-current assets	19	604	17,770
		215,407	410,350
Total assets		$909,818	1,603,194

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2020 and 2021

(in thousands of US dollars)

		December 31,	December 31,
	Note	2020	2021
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	18, 23, 27	$6,000	6,000
Short-term secured borrowings	17, 23, 27	104,000	151,400
Accounts payable (including related parties)	23, 26	173,471	248,425
Income taxes payable	22	13,466	96,552
Other payable to related parties	23, 26	2,572	1,641
Contract liabilities-current	29	6,622	37,663
Other current liabilities	5, 15, 16, 23	46,111	59,544
Total current liabilities		352,242	601,225
Long-term unsecured borrowings	18, 27	52,500	46,500
Deferred tax liabilities	5, 22	1,138	965
Contract liabilities-non-current	29	-	10,221
Other non-current liabilities	15, 19, 23	18,739	72,301
Total liabilities		424,619	731,212

Equity
Ordinary shares	21	107,010	107,010
Additional paid-in capital	21	107,293	108,841
Treasury shares		(6,516)	(5,761)
Accumulated other comprehensive income	21	(548)	(666)
Retained earnings		272,937	660,300
Equity attributable to owners of Himax Technologies, Inc.		480,176	869,724
Noncontrolling interests	21	5,023	2,258
Total equity		485,199	871,982
Total liabilities and equity		$909,818	1,603,194

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars, except per share data)

	Note	2019	2020	2021

Revenues:
Revenues from third parties, net		$671,835	887,282	1,546,972
Revenues from related parties, net		-	-	125
Total revenues	26, 29	671,835	887,282	1,547,097

Costs and expenses:
Cost of revenues	12, 19, 20, 26, 30	533,916	666,501	798,519
Research and development	19, 20, 26, 30	114,859	122,265	151,386
General and administrative	5, 19, 20, 26, 30	23,672	23,915	29,281
Expected (reversal of) credit losses	11	67	-	(190)
Sales and marketing	19, 20, 30	17,628	16,675	23,080

Total costs and expenses		690,142	829,356	1,002,076

Operating income (loss)		(18,307)	57,926	545,021

Non operating income (loss):
Interest income		2,013	967	876
Changes in fair value of financial assets at fair value through profit or loss	8, 23	3,746	472	(284)
Foreign currency exchange gains (losses), net		(546)	(327)	1,096
Finance costs		(2,325)	(1,705)	(1,074)
Share of losses of associates	13	(477)	(638)	(1,392)
Other income		128	177	349
		2,539	(1,054)	(429)
Profit (loss) before income taxes		(15,768)	56,872	544,592
Income tax expense	22	416	11,712	110,657
Profit (loss) for the year		(16,184)	45,160	433,935
Loss attributable to noncontrolling interests		2,570	1,974	2,961
Profit (loss) attributable to Himax Technologies, Inc. stockholders		$(13,614)	47,134	436,896

Basic earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$(0.04)	0.14	1.25
Diluted earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$(0.04)	0.14	1.25
Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$(0.08)	0.27	2.50
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$(0.08)	0.27	2.50

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars)

	Note	2019	2020	2021

Profit (loss) for the year		$(16,184)	45,160	433,935
Other comprehensive income:
Items that will not be reclassified to profit or loss:	19, 21, 22, 23
Remeasurements of defined benefit pension plans		214	(214)	165
Unrealized gain (loss) on financial assets at fair value through other comprehensive income		(35)	65	(181)
Income tax related to items that will not be reclassified subsequently		(25)	38	(27)
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences		(545)	556	(72)
Other comprehensive income for the year, net of tax		(391)	445	(115)
Total comprehensive income for the year		(16,575)	45,605	433,820
Total comprehensive income attributable to noncontrolling interests		2,558	1,933	2,958
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$(14,017)	47,538	436,778

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Balance at January 1, 2019	356,700	$107,010	104,749	(12,409)	(8,819)	(549)	244,157	446,548	(4,261)	442,287
Loss for the year	-	-	-	-	-	-	(13,614)	(13,614)	(2,570)	(16,184)
Other comprehensive income	-	-	-	-	-	(403)	-	(403)	12	(391)
Total comprehensive income for the year	-	-	-	-	-	(403)	(13,614)	(14,017)	(2,558)	(16,575)
Contributions by and distributions to owners
Share-based compensation expenses	-	-	452	-	-	-	-	452	5	457
Restricted stock vested	-	-	(55)	77	55	-	-	-	-	-
	-	-	397	77	55	-	-	452	5	457
Changes in ownership interests
Dilution gain of equity method investment	-	-	4	-	-	-	-	4	-	4
Transfer of financial liability to noncontrolling interests	-	-	-	-	-	-	-	-	5,071	5,071
	-	-	4	-	-	-	-	4	5,071	5,075
Balance at December 31, 2019	356,700	$107,010	105,150	(12,332)	(8,764)	(952)	230,543	432,987	(1,743)	431,244

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Profit (loss) for the year	-	-	-	-	-	-	47,134	47,134	(1,974)	45,160
Other comprehensive income	-	-	-	-	-	404	-	404	41	445
Total comprehensive income for the year	-	-	-	-	-	404	47,134	47,538	(1,933)	45,605
Contributions by and distributions to owners
Share-based compensation expenses	-	-	755	-	-	-	-	755	8	763
Restricted stock vested	-	-	(11)	16	11	-	-	-	-	-
Employee stock options exercised	-	-	1,408	3,150	2,237	-	-	3,645	-	3,645
	-	-	2,152	3,166	2,248	-	-	4,400	8	4,408
Changes in ownership interests
New shares issued by subsidiaries	-	-	(34)	-	-	-	(4,740)	(4,774)	8,695	3,921
Dilution gain of equity method investment	-	-	25	-	-	-	-	25	-	25
Declaration of cash dividends by subsidiary	-	-	-	-	-	-	-	-	(4)	(4)
	-	-	(9)	-	-	-	(4,740)	(4,749)	8,691	3,942
Balance at December 31, 2020	356,700	$107,010	107,293	(9,166)	(6,516)	(548)	272,937	480,176	5,023	485,199

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity

Profit (loss) for the year	-	-	-	-	-	-	436,896	436,896	(2,961)	433,935
Other comprehensive income	-	-	-	-	-	(118)	-	(118)	3	(115)
Total comprehensive income for the year	-	-	-	-	-	(118)	436,896	436,778	(2,958)	433,820
Contributions by and distributions to owners
Declaration of cash dividends, $0.136 per share	-	-	-	-	-	-	(47,404)	(47,404)	-	(47,404)
Share-based compensation expenses	-	-	662	-	-	-	-	662	38	700
Restricted stock vested	-	-	(10)	15	10	-	-	-	-	-
Employee stock options exercised	-	-	499	1,049	745	-	-	1,244	-	1,244
	-	-	1,151	1,064	755	-	(47,404)	(45,498)	38	(45,460)
Changes in ownership interests
Purchase of subsidiaries shares from noncontrolling interest	-	-	-	-	-	-	(1,789)	(1,789)	175	(1,614)
Dilution gain of equity method investment	-	-	397	-	-	-	(340)	57	-	57
Declaration of cash dividends by subsidiary	-	-	-	-	-	-	-	-	(20)	(20)
	-	-	397	-	-	-	(2,129)	(1,732)	155	(1,577)
Balance at December 31, 2021	356,700	$107,010	108,841	(8,102)	(5,761)	(666)	660,300	869,724	2,258	871,982

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars)

	2019	2020	2021
Cash flows from operating activities:
Profit (loss) for the year	$(16,184)	45,160	433,935
Adjustments for:
Depreciation and amortization	24,399	23,596	21,342
Expected (reversal of) credit losses recognized on accounts receivable	67	-	(190)
Share-based compensation expenses	457	763	700
Gains on disposal of property, plant and equipment, net	(90)	(244)	(147)
Changes in fair value of financial assets at fair value through profit or loss	(3,746)	(472)	284
Interest income	(2,013)	(967)	(876)
Finance costs	2,325	1,705	1,074
Income tax expense	416	11,712	110,657
Share of losses of associates	477	638	1,392
Inventories write downs	25,447	11,919	9,448
Unrealized foreign currency exchange losses (gains)	121	(239)	(953)
	31,676	93,571	576,666
Changes in:
Accounts receivable (including related parties)	23,992	(78,297)	(166,395)
Inventories	(6,660)	24,772	(99,341)
Other receivable from related parties	-	-	(17)
Other current assets	35	(2,881)	(7,633)
Other non-current assets	-	-	(19,460)
Accounts payable (including related parties)	(36,180)	57,335	74,954
Other payable to related parties	(1,577)	352	(931)
Contract liabilities	1,447	4,720	41,262
Other current liabilities	(581)	1,134	13,736
Other non-current liabilities	256	5,350	(4,697)
Cash generated from operating activities	12,408	106,056	408,144
Interest received	2,060	1,066	852
Interest paid	(2,372)	(1,811)	(1,074)
Income tax paid	(4,440)	(2,701)	(19,646)
Net cash provided by operating activities	7,656	102,610	388,276

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2019, 2020 and 2021

(in thousands of US dollars)

	2019	2020	2021
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(45,922)	(5,786)	(7,562)
Proceeds from disposal of property, plant and equipment	98	249	-
Acquisitions of intangible assets	(152)	(87)	(468)
Acquisitions of financial assets at amortized cost	(4,023)	(3,829)	(25,362)
Proceeds from disposal of financial assets at amortized cost	4,171	6,735	8,011
Acquisitions of financial assets at fair value through profit or loss	(50,487)	(19,743)	(23,417)
Proceeds from disposal of financial assets at fair value through profit or loss	50,648	12,068	29,141
Acquisition of business	(700)	-	-
Acquisition of a subsidiary, net of cash acquired	(400)	1,302	-
Proceeds from capital reduction of investment	47	32	151
Acquisitions of equity method investments	(129)	(792)	(598)
Increase in refundable deposits	(2,821)	(13,992)	(213,056)
Releases (pledges) of restricted deposit	323	(8)	(2,595)
Cash paid for loan made to related party	(1,200)	-	-
Cash received from loan made to related party	2,780	-	-
Cash received in advance from disposal of land	-	1,486	3,075
Net cash used in investing activities	(47,767)	(22,365)	(232,680)
Cash flows from financing activities:
Payments of cash dividends	-	(4)	(47,424)
Proceeds from issuance of new shares by subsidiaries	-	884	-
Purchases of subsidiary shares from noncontrolling interests	-	-	(1,627)
Proceeds from short-term unsecured borrowings	244,224	208,137	15,000
Repayments of short-term unsecured borrowings	(207,006)	(265,355)	(15,000)
Proceeds from long-term unsecured borrowings	-	60,000	-
Repayments of long-term unsecured borrowings	-	(1,500)	(6,000)
Proceeds from short-term secured borrowings	158,000	278,000	611,600
Repayments of short-term secured borrowings	(158,000)	(338,000)	(564,200)
Release (pledge) of restricted deposit	-	60,000	(47,400)
Payment of lease liabilities	(1,957)	(2,608)	(4,668)
Guarantee deposits received	-	-	54,050
Proceeds from exercise of employee stock options	-	3,707	1,182
Net cash provided by (used in) financing activities	35,261	3,261	(4,487)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(532)	377	(23)
Net increase (decrease) in cash and cash equivalents	(5,382)	83,883	151,086
Cash and cash equivalents at beginning of year	106,437	101,055	184,938
Cash and cash equivalents at end of year	$101,055	184,938	336,024

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2019, 2020 and 2021

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

The consolidated financial statements were authorized for issuance by the Board of Directors on March 23, 2022.

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

For the years ended December 31, 2019, 2020 and 2021

Note 3.  Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB

Amendments to IFRS 4 “Extension of the Temporary Exemption from Applying IFRS 9”	January 1, 2021
Amendments to IFRS 9, IAS39, IFRS7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform—Phase 2”	January 1, 2021
Amendments to IFRS 16 “Covid-19-Related Rent Concessions beyond June 30, 2021’’	April 1, 2021

The Company believes that the adoption of the above IFRSs did not have a significant impact on its consolidated financial statements.

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

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment—Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts—Cost of Fulfilling a Contract”	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022

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

For the years ended December 31, 2019, 2020 and 2021

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

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
			Jurisdiction of	December 31,	December 31,
Investor	Subsidiary	Main activities	Incorporation	2020	2021
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	82.68%	83.54%
Himax Display, Inc.	Integrated Microdisplays Limited	LCoS design	Hong Kong	82.68%	83.54%
Himax Display, Inc.	Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	82.68%	83.54%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	96.85%	98.42%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	96.85%	98.42%
Himax Technologies Limited	Himax Media Solutions, Inc.	ASIC service	ROC	99.22%	99.22%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	67.49%	67.49%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	Emza Visual Sense Ltd.	Visual sensors and efficient machine vision algorithm	Israel	100.00%	100.00%
Himax Technologies Limited	CM Visual Technology Corp.(1)	Omniwide film products design and sales	ROC	66.71%	66.71%

Note (1):

On October 30, 2020, Himax Technologies Limited acquired 66.71% of the shareholdings of CM Visual Technology Corp. (“CMVT”) and therefore, obtained control over CMVT.  Refer to Note 5(c) for further details.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Principal Activities

The Company is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance, AIoT, etc.

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

(j)   Leases

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

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee's incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

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

For the years ended December 31, 2019, 2020 and 2021

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 18.28% and 8.05% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2020 and 2021, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 15.41% and 13.33% as of December 31, 2020 and 2021, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.32% and 2.46% used in the test for both CGUs as of December 31, 2020 and 2021, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2019, 2020 and 2021, the Company did not recognize any impairment loss on goodwill.

(l)   Other Intangible Assets

Acquired intangible assets include patents, intellectual property and developed technology acquired in a business combination. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: software 2-10 years, patents 12-15 years, intellectual property 10 years and technology 7 years.

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

For the years ended December 31, 2019, 2020 and 2021

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The annual discount rate was 13.23% and 11.40% in its test of non-financial assets impairment with an indefinite useful life for CMOS CGU as of December 31, 2020 and 2021, respectively, based on industry weighted average cost of capital. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.32% and 2.46% used in the test as of December 31, 2020 and 2021, respectively. The key assumptions abovementioned represents the management's forecast of the future for the related industry by considering the history information from internal and external sources.

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

(n)  Revenue Recognition

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

The Company's revenue recognition from product sales is measured at the amount that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenue is reduced for estimated rebates and other similar allowances.

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2019	2020	2021

Profits (loss) attributable to Himax Technologies, Inc. stockholders (in thousands)	$(13,614)	47,134	436,896
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	345,101	345,708	349,228
Basic earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	$(0.04)	0.14	1.25
Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders(2)	$(0.08)	0.27	2.50

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Contingently issuable ordinary shares underlying the unvested RSUs and employee stock options granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2019	2020	2021

Profits (loss) attributable to Himax Technologies, Inc. stockholders (in thousands)	$(13,614)	47,134	436,896
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	345,101	345,708	349,228
Unvested RSUs (in thousands)(1)	-	-	505
Employee stock options (in thousands)(1)	-	1,058	-
	345,101	346,766	349,733
Diluted earnings (loss) per ordinary share attributable to Himax Technologies, Inc. stockholders	$(0.04)	0.14	1.25
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders(2)	$(0.08)	0.27	2.50

Note (1): Since the Company had net loss for 2019, the unvested RSUs and employee stock options are not being considered with dilutive effect for the year.

Note (2): As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.  The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two.  Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2019, 2020 and 2021 is 172,550 thousand, 172,854 thousand and 174,614 thousand, respectively.  Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2019, 2020 and 2021 is 172,550 thousand, 173,383 thousand and 174,867 thousand, respectively.  The earnings (loss) per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019, 2020 and 2021

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

CMVT is a Taiwan company dedicated to the development and production of Omniwide film for display with its own technology: ultra view switching. As a result of the acquisition, the Company is expected to further strengthen the Company's competitiveness in the displays with the addition of technology resources.

The results of CMVT's operations have been included in the Company's consolidated financial statements since that date. The amounts of CMVT's revenues and losses included in the consolidated statements of profit or loss from the acquisition date to the period ended December 31, 2020 were $1,231 thousand and $214 thousand, respectively. If the acquisition had occurred on January 1, 2020, management estimates that consolidated revenue would have been $891,038 thousand (unaudited), and consolidated profit for the year would have been $46,361 thousand (unaudited). In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2020.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The following table summarizes the amounts of estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Fair value
(in thousands)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$7,982
Current assets, other than cash	2,602
Property, plant and equipment	1,906
Other intangible assets	704
Other current liabilities	(3,181)
Total identifiable net assets acquired	10,013
Noncontrolling interests	(3,333)
Total consideration paid	$6,680

Acquired assets were valued at estimates of their current fair values based on management’s estimates and consultation with an independent appraiser.

Note 6.  Cash and Cash Equivalents

	December 31,	December 31,
	2020	2021

	(in thousands)

Cash, demand deposits and checking accounts	$178,938	333,524
Time deposits with less than three months maturity date	6,000	2,500
	$184,938	336,024

Refer to Note 23 and Note 24 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2020 and 2021, no cash and cash equivalents were pledged with banks as collaterals.

Note 7.  Financial Assets at Amortized Cost

	December 31,	December 31,
	2020	2021

	(in thousands)

Time deposit with original maturities more than three months	$8,682	26,013

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2020 and 2021 is due in one year or less.

As of December 31, 2020 and 2021, no financial assets at amortized cost were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Note 8.  Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021

	(in thousands)
Money market fund	$7,799	2,345
Equity securities-unlisted company	13,966	13,668
	$21,765	16,013
Current	$7,799	2,345
Non-current	13,966	13,668
	$21,765	16,013

Net gain of $3,732 thousand and $472 thousand and net loss of $284 thousand was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

Note 9.  Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2019, 2020 and 2021, were $47 thousand, $32 thousand and $151 thousand, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2020 and 2021, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

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

As the noncontrolling shareholder didn't exercise its redemption right before the deadline, the financial liability at amortized cost was transferred to noncontrolling interest in 2019 on the Company's consolidated statements of financial position.

Note 11. Accounts Receivable, net (including related parties)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

	December 31,	December 31,
	2020	2021

	(in thousands)
Accounts receivable	$243,816	410,140
Accounts receivable from related parties	-	71
Less: Loss allowance	(190)	-
	$243,626	410,211

As of December 31, 2020 and 2021, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2020
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$243,208	0%	$-
Past due within 30 days	36	0%	-
Past due 31‑60 days	382	0%	-
Past due 61‑90 days	-	0%	-
Past due 91‑120 days	-	0%-6.32%	-
Past due over 121 days	-	100.00%	-
	$243,626		$-

	December 31, 2021
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$408,415	0%	$-
Past due within 30 days	795	0%	-
Past due 31‑60 days	924	0%	-
Past due 61‑90 days	77	0%	-
Past due 91‑120 days	-	0%	-
Past due over 121 days	-	100.00%	-
	$410,211		$-

There were no changes in loss allowance as of December 31, 2020. As of December 31, 2021, the Company recognized a reversal of credit losses  amounting to $190 thousand for accounts receivable due to recovery.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The activity in the loss allowance is as follows:

Loss Allowance

	Balance at		Amounts
	Beginning	Charges to	utilized /	Balance at
Period	of year	earnings	write-offs	end of year

	(in thousands)

Year 2019	$290	67	(167)	190
Year 2020	$190	-	-	190
Year 2021	$190	(190)	-	-

Note 12. Inventories

	December 31,	December 31,
	2020	2021

	(in thousands)

Finished goods	$23,990	53,884
Work in process	63,025	107,355
Raw materials	21,346	36,963
Supplies	346	398
	$108,707	198,600

The amounts of inventories that were charged to cost of revenues were $508,469 thousand, $654,582 thousand and $789,071 thousand, for the years ended December 31,2019, 2020 and 2021, respectively, and the charges for inventories written down to net realizable value amounted to $25,447 thousand, $11,919 thousand and $9,448 thousand, for the years ended December 31, 2019, 2020 and 2021, respectively, which were also included in cost of revenues.

As of December 31, 2020 and 2021, none of the Company’s inventories was pledged as collateral.

Note 13. Equity Method Investments

Associates consisted of the following:

			December 31, 2020		December 31, 2021
		Place of
		Incorporation
Name of	Principal	and	Carrying	Holding	Carrying	Holding
Associate	Activities	Operation	amount	%	amount	%
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$577	45.64	$-	42.01
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	61	1.25	174	6.25
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	Kunshan, China	2,621	49.00	2,671	49.00
Guangzhou Pixtalks Information Technology Co., Ltd.	3D structured light module	Guangzhou, China	724	25.00	457	22.50
			$3,983		$3,302

Guangzhou Pixtalks Information Technology Co., Ltd. was purchased with original investment amount of $758 thousand in November 2020.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2019	2020	2021

	(in thousands)

The Company’s share of losses of associates	$(477)	(638)	(1,392)
The Company’s share of other comprehensive income of associates	$26	58	55
The Company’s share of total comprehensive income of associates	$(451)	(580)	(1,337)

As of December 31, 2020 and 2021, none of the Company’s equity method investments was pledged as collateral.

Note 14. Other Intangible Assets

	Technology	Software	Others	Total

	(in thousands)
Cost
Balance at January 1, 2020	$13,171	5,342	2,789	21,302
Acquisitions through business combinations	-	41	663	704
Additions	-	87	-	87
Transfer from other current assets	-	21	-	21
Disposals	-	-	-	-
Effect of exchange rate changes	-	15	(8)	7
Balance at December 31, 2020	13,171	5,506	3,444	22,121
Additions	-	468	-	468
Disposals	-	(332)	-	(332)
Effect of exchange rate changes	-	22	(21)	1
Balance at December 31, 2021	$13,171	5,664	3,423	22,258

Accumulated Amortization
Balance at January 1, 2020	$7,681	4,615	256	12,552
Amortization for the year	1,105	464	154	1,723
Transfer from other current assets	-	-	-	-
Disposals	-	-	-	-
Effect of exchange rate changes	-	13	(43)	(30)
Balance at December 31, 2020	8,786	5,092	367	14,245
Amortization for the year	1,105	452	181	1,738
Disposals	-	(332)	-	(332)
Effect of exchange rate changes	-	21	(31)	(10)
Balance at December 31, 2021	$9,891	5,233	517	15,641

Carrying amounts
At December 31, 2020	$4,385	414	3,077	7,876
At December 31, 2021	$3,280	431	2,906	6,617

Others in other intangible assets includes the acquired trademark $1,800 thousand with an indefinite useful life.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7	years
Software	2-10	years
Others (except for trademark)	7-15	years

Note 15. Property, Plant and Equipment

(a)

							Prepayments
							for purchase
				Research	Office		of equipment
		Building		and	furniture		and
		and		development	and		construction
	Land	improvements	Machinery	equipment	equipment	Others	in progress	Total

	(in thousands)
Cost
Balance at January 1, 2020	$41,828	75,357	74,326	44,638	13,666	39,248	564	289,627
Acquisitions through business combinations	-	-	1,476	189	19	222	-	1,906
Additions	-	46	1,031	1,189	857	9,952	840	13,915
Transfers	-	-	386	178	-	(706)	(552)	(694)
Disposals	-	-	(2,350)	(730)	-	(15,720)	-	(18,800)
Effect of exchange rate changes	-	-	87	23	115	252	-	477
Balance at December 31, 2020	41,828	75,403	74,956	45,487	14,657	33,248	852	286,431
Additions	-	60	1,705	4,565	731	13,307	447	20,815
Transfers	-	-	783	69	-	-	(852)	-
Disposals	-	(79)	(5)	(895)	(2,286)	(106)	-	(3,371)
Effect of exchange rate changes	-	(1)	2	1	25	(7)	-	20
Balance at December 31, 2021	$41,828	75,383	77,441	49,227	13,127	46,442	447	303,895

Accumulated Depreciation
Balance at January 1, 2020	$-	20,124	54,215	36,519	10,986	28,845	-	150,689
Depreciation for the year	-	4,523	5,644	3,469	994	7,243	-	21,873
Transfers	-	-	(1)	-	-	102	-	101
Disposals	-	-	(2,350)	(725)	-	(15,604)	-	(18,679)
Effect of exchange rate changes	-	-	68	20	96	189	-	373
Balance at December 31, 2020	-	24,647	57,576	39,283	12,076	20,775	-	154,357
Depreciation for the year	-	4,232	5,824	2,551	1,048	5,949	-	19,604
Disposals	-	(79)	(5)	(895)	(2,286)	(89)	-	(3,354)
Effect of exchange rate changes	-	-	-	2	21	29	-	52
Balance at December 31, 2021	$-	28,800	63,395	40,941	10,859	26,664	-	170,659

Carrying amounts
At December 31, 2020	$41,828	50,756	17,380	6,204	2,581	12,473	852	132,074
At December 31, 2021	$41,828	46,583	14,046	8,286	2,268	19,778	447	133,236

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

The Company incurred non-cash capital expenditures of $1,999 thousand, $345 thousand and $2,006 thousand in the years ended December 31, 2019,2020 and 2021.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

For the years ended December 31, 2019,2020 and 2021, the Company did not recognize any impairment loss on property, plant and equipment.

Information on property, plant and equipment that were pledged to bank as collateral is provided in Note 27.

(b)   Lease Arrangements

(i)    Right-of-use assets

Addition to right-of use assets during 2020 and 2021 were $8,474 thousand and $11,247 thousand, respectively. The carrying amounts of right-of use assets for offices and buildings lease included in Others in property, plant and equipment was $10,020 thousand and $16,660 thousand as of December 31, 2020 and 2021, respectively. Depreciation expense of right-of-use assets amounted to $2,018 thousand, $2,619 thousand and $4,554 thousand in 2019, 2020 and 2021.

(ii)    Lease liabilities

	December 31,	December 31,
	2020	2021

	(in thousands)
Current portion (classified under other current liabilities)	$3,068	4,602
Non-current portion (classified under other non-current liabilities)	7,386	11,258
	$10,454	15,860

(iii)    Additional lease information

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Expenses relating to short-term leases	$313	258	162
Expenses relating to low-value asset leases	$143	230	342
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,631	2,018	1,874

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2020	2021

	(in thousands)

Balance at beginning of year	$4,220	10,454
Change from financing activities:
Payment of lease liabilities	(2,608)	(4,668)
Total change from financing activities	(2,608)	(4,668)
Other changes:
New lease	8,474	11,247
Interest expense	155	213
Interest paid	(155)	(213)
Effect of exchange rate changes	368	(1,173)
Total liability-related other changes	8,842	10,074
Balance at end of year	$10,454	15,860

Note 16. Other Current Liabilities

	December 31,	December 31,
	2020	2021

	(in thousands)

Accrued payroll and related expenses	$10,681	18,515

Accrued mask, mold fees and other expenses for RD	11,503	13,379
Payable for purchases of building and equipment	1,599	3,481
Accrued software maintenance	4,531	4,359
Allowance for sales discounts	809	1,570
Lease liabilities	3,068	4,602
Accrued insurance, welfare expenses, professional fee	13,920	13,638
	$46,111	59,544

The activity in the sales discounts is as follows:

Allowance for sales discounts

	Balance at			Balance at
	beginning	Charges to	Amounts	end of
Period	of year	earnings	utilized	year

	(in thousands)

Year 2019	$494	6,448	(6,046)	896
Year 2020	$896	8,791	(8,878)	809
Year 2021	$809	13,632	(12,871)	1,570

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Note 17. Short-Term Borrowings

	December 31,	December 31,
	2020	2021

	(in thousands)
Secured borrowings	$104,000	151,400
Unused credit lines	$280,921	277,362
Interest rate-secured borrowings	0.33%~0.40%	0.32%~0.38%

As of December 31, 2020 and 2021, cash and time deposits totaling $104,000 thousand and $151,400 thousand are pledged as collateral, respectively.

As of December 31, 2021, unused credit lines will expire between February 2022 and October 2022. Among the unused credit lines, $21,676 thousand will expire before the end of March 2022, and $155,600 thousand belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured	Secured
	borrowings	borrowings

	(in thousands)
January 1, 2020	$57,339	164,000
Change from financing activities:
Proceeds from borrowings	208,137	278,000
Repayments of borrowings	(265,355)	(338,000)
Total changes from financing activities	(57,218)	(60,000)
Other changes:
Effect of exchange rate changes	(121)	-
Total liability-related other changes	(121)	-
December 31,2020	-	104,000
Change from financing activities:
Proceeds from borrowings	15,000	611,600
Repayments of borrowings	(15,000)	(564,200)
Total changes from financing activities	-	47,400
December 31,2021	$-	151,400

Note 18. Long-Term Borrowings

	December 31,	December 31,
	2020	2021

	(in thousands)
Unsecured borrowings	$58,500	52,500
Less: current portion	(6,000)	(6,000)
Total	$52,500	46,500
Unused long-term credit lines	$40,000	40,000
Interest rate	0.68819%~ 0.92112%	0.62467%~ 0.73055%
Duration	2020/8/4~ 2030/9/2	2020/8/4~ 2030/9/2

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The Company entered into unsecured borrowings with Chang Hwa Bank, in the amount of $40,000 thousand on August 4, 2020 and $20,000 thousand on September 2, 2020, respectively, with a term of ten years.  Funding from long-term unsecured borrowings was used to repay the existing debts of financial institutions and broaden the Company’s working capital.

As of December 31, 2020 and 2021, for enhancing the guaranty, land and building and improvements totaling $71,116 thousand and $67,810 thousand are pledged as collateral.  Please refer to Note 27.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2020	2021

	(in thousands)
Balance at beginning of year	$-	58,500
Change from financing activities:
Proceeds from borrowings	60,000	-
Repayments of borrowings	(1,500)	(6,000)
Total changes from financing activities	58,500	(6,000)
Balance at end of year	$58,500	52,500

Note 19. Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.

Reconciliations of defined benefit obligation at present value and plan asset at fair value are as follows:

	December 31,	December 31,
	2020	2021

	(in thousands)

Present value of the defined benefit obligations	$3,562	3,489
Fair value of plan assets	(3,952)	(4,065)
	$(390)	(576)
Net defined benefit liabilities	47	-
Prepaid pension costs	(437)	(576)
	$(390)	(576)

(i)    Plan assets

The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. As of December 31, 2021, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $4,065 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(ii)  Movements in present value of the defined benefit obligations

	Year ended December 31,
	2020	2021

	(in thousands)
Balance at beginning of year	$3,142	3,562
Service costs	6	-
Interest expense	27	15
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
-Changes in demographic assumptions	91	32
-Experience adjustment	56	116
-Change in financial assumptions	196	(253)
Effect of changes in exchange rates	44	17
Balance at end of year	$3,562	3,489

(iii)  Movements in the fair value of plan assets

	Year ended December 31,
	2020	2021

	(in thousands)
Balance at beginning of year	$3,730	3,952
Interest income	31	17
Remeasurements gain :
-Return on plan assets excluding interest income	129	60
Contributions paid by the employer	15	20
Effect of changes in exchange rate	47	16
Balance at end of year	$3,952	4,065

(iv)  Expenses recognized in profit or loss

	Year ended December 31,
	2019	2020	2021

	(in thousands)

Current service costs	$26	6	-
Interest income	(19)	(4)	(2)
	$7	2	(2)
Cost of revenues	$6	6	6
Research and development	1	(5)	(8)
General and administrative	-	1	-
Sales and marketing	-	-	-
	$7	2	(2)

(v)  Remeasurement of net defined benefit liability recognized in other comprehensive income

	Year ended December 31,
	2020	2021

	(in thousands)

Balance at beginning of year	$(60)	116
Recognized during the period	176	(138)
Balance at end of year	$116	(22)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(vi)  Actuarial assumptions

The principal actuarial assumptions were as follows:

	December 31,	December 31,
	2020	2021
Discount rate	0.42%	0.82%-0.85%
Rate of increase in compensation levels	3.00%	3.00%

The Company expects to make contribution of $20 thousand to the defined benefit plans in the next year starting from January 1, 2022.

As at December 31, 2021, the weighted average duration of the defined benefits obligation was between 17 years to 18 years.

(vii)  Sensitivity analysis

Reasonably possible changes at December 31, 2020 and 2021 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2020		December 31, 2021
	+ 0.5%	- 0.5%	+ 0.5%	‑0.5%

	(in thousands)
Discount rate	(306)	339	(290)	319
Rate of increase in compensation levels	328	(300)	310	(285)

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2019, 2020 and 2021, based on the contribution called for were $3,316 thousand, $3,330 thousand and $3,683 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. As now, no contributions have been made by the Company to the plan.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,489 thousand, $707 thousand and $1,695 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.

Other foreign subsidiaries recognized pension expenses of $434 thousand, $497 thousand and $617 thousand for the years ended December 31, 2019, 2020 and 2021, respectively, for the defined contribution plans based on their respective local government regulations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

3.	Cash award

On September 28, 2021, the Company’s compensation committee granted annual bonuses by cash payouts totaling $47,657 thousand to the Company’s employees among which $1,582 thousand was immediately vested on the grant date. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

The amounts of cash award expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

Year ended
December 31,
2021
(in thousands)

Cost of revenues	$511
Research and development	5,876
General and administrative	678
Sales and marketing	1,223
Total compensation recognized in income	$8,288
Income tax benefit	$1,444

Note 20. Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2019	2020	2021

	(in thousands)

Cost of revenues	$9	87	682
Research and development	339	4,467	17,662
General and administrative	50	368	2,367
Sales and marketing	59	603	3,163
Total compensation recognized in income	$457	5,525	23,874
Income tax benefit	$89	1,176	4,896

(a)	Long-term Incentive Plan
(i)	Restricted share Units (RSUs)

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

For the years ended December 31, 2019, 2020 and 2021

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

On September 28, 2021, the Company’s compensation committee made grants of 2,604,545 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 85.63% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $23,174 thousand, a subsequent 4.79% will vest on each of September 30, 2022, 2023 and 2024 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $8.30 per ADS, $10.93 per ADS, $5.76 per ADS, $3.44 per ADS and $10.39 per ADS on September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020 and September 28, 2021, respectively.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value

Balance at January 1, 2019	60,338	$7.98
Vested	(38,878)	8.29
Forfeited	(2,967)	7.98
Balance at December 31, 2019	18,493	7.34
Granted	1,402,714	3.44
Vested	(1,392,355)	3.47
Forfeited	(5,963)	6.57
Balance at December 31, 2020	22,889	3.88
Granted	2,604,545	10.39
Vested	(2,237,499)	10.37
Forfeited	(3,415)	4.38
Balance at December 31, 2021	386,520	10.17

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

As of December 31, 2021, the total compensation cost related to the unvested RSUs not yet recognized was $3,059 thousand. The weighted-average period over which it is expected to be recognized is 2.72 years.

In 2019, 2020 and 2021, the Company settled RSUs release with shares buyback of 77,756 shares, 16,302 shares and 14,264 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2019	2020	2021

	(in thousands)

Cost of revenues	$-	70	676
Research and development	86	3,924	17,592
General and administrative	26	319	2,343
Sales and marketing	19	520	3,149
Total compensation recognized in income	$131	4,833	23,760
Income tax benefit	$30	1,044	4,896

(ii)	Employee stock options

On September 23, 2019, the Company's compensation committee approved a plan to grant stock options, the 2019 plan, to certain employees. The 2019 plan authorizes grants to purchase up to 3,000,000 units ADS, representing 6,000,000 shares of the Company's ordinary share. 2,226,690 units of stock option to purchase 2,226,690 units ADS were grant to certain employees at an exercise price of $2.27 on September 30, 2019.

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

For the years ended December 31, 2019, 2020 and 2021

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

2019 plan
Valuation assumptions:
Expected dividend yield	3.5%
Expected volatility	51.96%-57.79%
Expected term (years)	1-1.5
Risk-free interest rate	1.69%-1.75%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of Units	price	term

Granted	2,226,690	$2.27	1.75
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2019	2,226,690	2.27	1.5
Granted	163,500	3.05	0.88
Exercised	(1,574,869)	2.32
Forfeited	(236,853)	2.30
Balance at December 31, 2020	578,468	2.36	0.54
Exercised	(524,387)	2.37
Expired	(54,081)	2.27
Balance at December 31, 2021	-	-	-
Exercisable at December 31, 2021	-	-	-

(b)	Employee stock options
(i)	On January 1, 2016, board of directors of Himax Imaging, Inc. approved a plan to grant stock options, the 2016 plan, to certain employees. The 2016 plan authorizes grants to purchase up to 1,760,000 shares of Imaging Taiwan’ issued ordinary shares held by Himax Imaging, Inc. The exercise price was NT$30 (US$0.9139). Himax Taiwan obtained all Imaging Taiwan’ issued ordinary shares previously held by Himax Imaging, Inc. in March, 2017, in a re-organization of entities under common control, whereby Himax Taiwan assumed the obligation to sell Imaging Taiwan’ ordinary shares once employees exercised the options for the 2016 plan.

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

For the years ended December 31, 2019, 2020 and 2021

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

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term

Balance at January 1, 2019	546,000	$0.9139	1.0
Granted	-	-
Exercised	-	-
Forfeited	(25,000)	0.9139
Expired	(521,000)	0.9139
Balance at December 31, 2019	-	-	-
Exercisable at December 31, 2019	-	-

(ii)	On January 1, 2016, board of directors of Imaging Taiwan approved a plan to grant stock options, the 2016 plan, to certain employees. This plan authorizes grants to purchase up to 2,040,000 shares of Imaging Taiwan’ authorized but unissued ordinary shares. The exercise price was NT$30 (US$0.9139).

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

For the years ended December 31, 2019, 2020 and 2021

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

2016 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	38.04%
Expected term (years)	3.125
Risk-free interest rate	0.50%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term

Balance at January 1, 2019	1,359,000	$0.9139	1.0
Granted	-	-
Exercised	-	-
Forfeited	(209,000)	0.9139
Expired	(1,135,000)	0.9139
Balance at December 31, 2019	15,000	0.9139	-
Expired	(15,000)	0.9139
Balance at December 31, 2020	-	-	-
Exercisable at December 31, 2020	-	-

(iii)	On October 6, 2015, board of directors of Himax Display, Inc. approved a plan to grant stock options, the 2015 plan, to certain employees. This plan authorizes grants to purchase up to 2,528,000 shares of Himax Display, Inc.’ authorized but unissued ordinary shares. The exercise price was NT$65 (US$1.986).

The 2015 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company had recognized all compensation expenses before 2019.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

2015 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	33.52%
Expected term (years)	3.125
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term

Balance at January 1, 2019	1,911,000	$1.986	0.75
Granted	-	-
Exercised	-	-
Forfeited	(22,200)	1.986
Expired	(1,888,800)	1.986
Balance at December 31, 2019	-	-	-
Exercisable at December 31, 2019	-	-

(iv)

On March 19, 2021, board of directors of CM Visual Technology Corp. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 3,000,000 shares of CM Visual Technology Corp.' authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.36).

The 2021 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant. The Company recognized compensation expenses of $71 thousand in 2021. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2021.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. CM Visual Technology Corp. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since CM Visual Technology Corp.' shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	43.82%
Expected term (years)	3.125
Risk-free interest rate	0.223%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	-	$-
Granted	2,791,000	0.36
Exercised	-	-
Forfeited	(120,000)	0.36
Balance at December 31, 2021	2,671,000	0.36	3.5
Exercisable at December 31, 2021	-	-

(v)

On June 28, 2021, board of directors of Liqxtal Technology Inc. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 1,000,000 shares of Liqxtal Technology Inc.’ authorized but unissued ordinary shares. The exercise price was NT$18 (US$0.65).

The 2021 plan has one and half years contractual life and one year vesting period. Based on the vesting schedule, 100% of the options vest one year after the date of grant. The Company recognized compensation expenses of $43 thousand in 2021. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2021.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Liqxtal Technology Inc. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Liqxtal Technology Inc.’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 2 years ROC central government bond at the time of grant.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	30.06%
Expected term (years)	1.25
Risk-free interest rate	0.107%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	-	$-
Granted	1,000,000	0.65
Exercised	-	-
Forfeited	(90,000)	0.65
Balance at December 31, 2021	910,000	0.65	1.0
Exercisable at December 31, 2021	-	-

Note 21. Equity

(a)	Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2020 and 2021.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2020 and 2021. The outstanding ordinary shares were 347,534,102 shares and 348,597,140 shares at December 31, 2020 and 2021, respectively. 9,165,380 treasury shares and 8,102,342 treasury shares were held by the Company as of December 31, 2020 and 2021, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2020 and 2021 were as follows:

	December 31,	December 31,
	2020	2021

	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	6,422	6,911
From share-based compensation	7,389	8,051
From share of changes in equities of associates	141	538
	$107,293	108,841

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(c)	Earnings distribution

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2020 and 2021 amounted to $79,931 thousand and $85,200 thousand, respectively.

For the year ended December 31, 2021, the Company declared the cash dividend of $0.136 per share, totaling $47,404 thousand, and was paid on July 12, 2021.

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains	benefit	other
	currency	(losses) on	pension	comprehensive
	translation	securities	plans	income

	(in thousands)
Beginning balance, January 1, 2019	$249	(906)	108	(549)
Exchange differences arising on translation of foreign operations	(545)	-	-	(545)
Changes in fair value of financial assets	-	(30)	-	(30)
Remeasurement of defined benefit pension plans	-	-	172	172
Ending balance, December 31, 2019	(296)	(936)	280	(952)
Exchange differences arising on translation of foreign operations	512	-	-	512
Changes in fair value of financial assets	-	67	-	67
Remeasurement of defined benefit pension plans	-	-	(175)	(175)
Ending balance, December 31, 2020	216	(869)	105	(548)
Exchange differences arising on translation of foreign operations	(72)	-	-	(72)
Changes in fair value of financial assets	-	(179)	-	(179)
Remeasurement of defined benefit pension plans	-	-	133	133
Ending balance, December 31, 2021	$144	(1,048)	238	(666)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(e)	Noncontrolling interest

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Balance at the beginning of year	$(4,261)	(1,743)	5,023
Equity attributable to non-controlling interests
Loss for the year	(2,570)	(1,974)	(2,961)
Transfer of financial liability to noncontrolling interests	5,071	-	-
Changes in fair value of financial assets	(5)	(2)	(2)
Remeasurement of defined benefit pension plans	17	(1)	5
Share-based compensation expenses	5	8	38
New shares issued by subsidiaries	-	8,695	-
Purchase of subsidiaries shares from noncontrolling interest	-	-	175
Exchange differences arising on translation of foreign operations	-	44	-
Declaration of cash dividends	-	(4)	(20)
Balance at the end of year	$(1,743)	5,023	2,258

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2019, 2020 and 2021 consists of the following:

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Current tax expense
Current period	$1,461	13,599	102,297
Adjustment for prior periods	(126)	(363)	12
	1,335	13,236	102,309

Deferred tax expense
Origination and reversal of temporary differences	247	370	310
Investment tax credits and operating loss carryforward	(1,166)	(1,894)	8,038
	(919)	(1,524)	8,348
Total income tax expense	$416	11,712	110,657

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2019, 2020 and 2021 consist of the following:

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$25	(38)	27

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(c)

Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 20% compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	Years ended December 31,
	2019		2020		2021
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit (loss) before income taxes		$(15,768)		$56,872		$544,592
Income tax expense calculated at the statutory rate	20.0%	(3,154)	20.0%	11,374	20.0%	108,919
Tax on undistributed earnings	8.0%	(1,261)	3.0%	1,727	4.2%	22,648
Tax benefit resulting from setting aside legal reserve from prior year’s income	0.3%	(51)	-	-	-	(267)
Tax benefit resulting from offsetting prior year’s undistributed earning tax with current year’s loss	2.8%	(443)	-	-	-	-
Tax benefit resulting from actual investment from prior year’s undistributed earnings	-	-	-	-	-	(161)
Increase in tax credits	17.1%	(2,698)	(12.1)%	(6,895)	(3.3)%	(17,934)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards and investment tax credits	(40.9)%	6,455	8.7%	4,954	0.7%	3,668
Net of non-taxable income and non-deductible expense	(2.2)%	343	0.2%	129	(2.0)%	(10,680)
Changes in unrecognized tax benefits related to prior year tax positions, net of its impact to tax-exempted income	(1.2)%	194	(1.2)%	(709)	0.5%	2,763
Foreign tax rate differential	(3.5)%	548	1.5%	881	0.2%	837
Variance from audits, amendments and examinations of prior years’ income tax filings	(2.3)%	368	(0.6)%	(363)	-	440
Others	(0.7)%	115	1.1%	614	-	424
Income tax expense		$416		$11,712		$110,657
Effective tax rate	(2.6)%		20.6%		20.3%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(d)	As of December 31, 2020 and 2021, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2020	2021

	(in thousands)
Deferred tax assets:
Inventory	$4,426	2,955
Tax credit carryforwards	7,780	-
Operating loss carryforward-statutory tax	1,013	755
Accrued compensated absences	735	901
Allowance for sales discounts	411	720
Depreciation	561	601
Unrealized foreign exchange loss	179	-
Others	634	1,259
	$15,739	7,191

Deferred tax liabilities:
Acquired intangible assets	$(1,014)	(756)
Remeasurement of defined benefit plans	(107)	(138)
Unrealized foreign exchange gain	(17)	(71)
	$(1,138)	(965)

As of December 31, 2021, the Company has not provided for income taxes on undistributed earnings of approximately $1,096,052 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(e)	Changes in deferred tax assets and liabilities were as follows:

			Recognized			Recognized
		Recognized	in other		Recognized	in other
	January 1,	in profit or	comprehensive	December	in profit or	comprehensive	December
	2020	loss	income	31, 2020	loss	income	31, 2021

	(in thousands)
Inventory	$5,089	(663)	-	4,426	(1,471)	-	2,955
Tax credit carryforwards	5,645	2,135	-	7,780	(7,780)	-	-
Operating loss carryforward	1,254	(241)	-	1,013	(258)	-	755
Accrued compensated absences	588	147	-	735	166	-	901
Allowance for sales discounts	576	(165)	-	411	309	-	720
Depreciation	521	40	-	561	40	-	601
Unrealized foreign exchange loss	102	60	-	162	(233)	-	(71)
Remeasurement of defined benefit plans	(139)	(6)	38	(107)	(4)	(27)	(138)
Acquired intangible assets	(1,255)	241	-	(1,014)	258	-	(756)
Others	658	(24)	-	634	625	-	1,259
Total	$13,039	1,524	38	14,601	(8,348)	(27)	6,226

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31,	December 31,
	2020	2021

	(in thousands)
Unused tax credits	$1,560	1,560
Unused operating loss carryforwards-statutory tax	241,371	246,023
Unused operating loss carryforwards-undistributed earnings tax	261,659	283,578
Others	29,897	30,364
	$534,487	561,525

As of December 31, 2021, the unused investment tax credits with its expiration year from 2022 to 2034 from US operations were $1,560 thousand.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

As of December 31, 2021, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

		Unrecognized
	Deductible amount	deferred tax assets	Expiration year

	(in thousands)
Taiwan operations	$103,870	$20,774	2022~2026
	107,909	21,582	2027~2031
Hong Kong operations	1,818	150	Indefinitely
US operations	12,451	3,510	2024~2041
Israel operations	19,975	4,594	Indefinitely
		$50,610

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2019. The income tax returns of 2020 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2021.

Note 23. Financial Instruments

(a)	Categories of financial instruments
(i)	Financial assets

	December 31,	December 31,
	2020	2021

	(in thousands)
Financial assets measured at fair value through profit or loss (including current and noncurrent)	$21,765	16,013
Financial assets measured at fair value through other comprehensive income	742	410
Measured at amortized cost:
Cash and cash equivalents	184,938	336,024
Financial assets at amortized cost	8,682	26,013
Accounts receivable and other receivables (including related parties)	252,162	423,357
Restricted deposit (including current and noncurrent)	104,141	154,136
Refundable deposits (including current and noncurrent)	12,144	231,415
Subtotal	562,067	1,170,945
Total	$584,574	1,187,368

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(ii)	Financial liabilities

	December 31,	December 31,
	2020	2021

	(in thousands)
Measured at amortized cost:
Short-term secured borrowings	$104,000	151,400
Accounts payables and other payables (including related parties)	222,739	305,755
Long-term unsecured borrowings (including current portion)	58,500	52,500
Lease liabilities (including current and noncurrent)	10,454	15,860
Guarantee deposits	5,765	55,215
Total	$401,458	580,730

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

	Contractual	Within 6	6‑12			Over 5
(in thousands)	cash flows	months	months	1‑2 years	2‑5 years	years
December 31, 2020
Non-derivative financial liabilities
Short-term secured borrowings	$104,106	104,106	-	-	-	-
Long-term unsecured borrowings (including current portion)	60,684	3,216	3,209	6,379	18,862	29,018
Lease liabilities	10,725	1,600	1,603	4,538	2,984	-
Guarantee deposits	5,765	5,765	-	-	-	-
	$181,280	114,687	4,812	10,917	21,846	29,018
December 31, 2021
Non-derivative financial liabilities
Short-term secured borrowings	$151,601	111,582	40,019	-	-	-
Long-term unsecured borrowings (including current portion)	54,015	3,167	3,159	6,287	18,624	22,778
Lease liabilities	16,174	2,460	2,298	3,881	7,513	22
Guarantee deposits	55,215	1,165	-	5,840	48,210	-
	$277,005	118,374	45,476	16,008	74,347	22,800

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Currency risk

i.     Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

(in thousands)	December 31, 2020			December 31, 2021
	Foreign	Exchange	Functional	Foreign	Exchange	Functional
	currency	rate	currency	currency	rate	currency

Financial assets
Monetary items
NTD	155,418	28.48	5,457	447,596	27.68	16,170
CNY	35,630	6.5428	5,461	36,450	6.3941	5,701
Financial liabilities
Monetary items
NTD	1,084,594	28.48	38,083	3,450,959	27.68	124,672
JPY	632,215	103.0786	6,133	1,459,700	115.0936	12,683

ii.    Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, other receivable, accounts payable, other payable and lease liabilities that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD), CNY and JPY at December 31, 2020 and 2021, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $3,330 thousand and $11,548 thousand, respectively.

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

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2020 and 2021 by $146 thousand and $131 thousand, respectively.

(d)	Fair value information

i.     Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

ii.    Financial instruments measured at fair value

(1)   Fair value hierarchy

	December 31, 2020
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$7,799	7,799	-	-	7,799
Equity securities-unlisted company	13,966	-	-	13,966	13,966
Subtotal	21,765	7,799	-	13,966	21,765
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	742	-	-	742	742
Total	$22,507	7,799	-	14,708	22,507

	December 31, 2021
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$2,345	2,345	-	-	2,345
Equity securities-unlisted company	13,668	-	-	13,668	13,668
Subtotal	16,013	2,345	-	13,668	16,013
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	410	-	-	410	410
Total	$16,423	2,345	-	14,078	16,423

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

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2021. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)  Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2020 and 2021.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(4)  Movement in financial assets included in Level 3 of fair value hierarchy

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2020	$13,500	709	14,209
Disposal-capital reduction of investment	-	(32)	(32)
Recognized in other comprehensive income	-	65	65
Recognized in profit or loss	466	-	466
December 31, 2020	$13,966	742	14,708

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2021	$13,966	742	14,708
Disposal-capital reduction of investment	-	(151)	(151)
Recognized in other comprehensive income	-	(181)	(181)
Recognized in profit or loss	(298)	-	(298)
December 31, 2021	$13,668	410	14,078

Note 24. Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2019, 2020 and 2021

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

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2019	2020	2021

Customer A and its affiliates	29.50%	32.60%	32.10%
Customer C	5.60%	12.70%	19.10%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,	December 31,
	2020	2021

Customer A and its affiliates	36.3%	39.0%
Customer C	13.6%	12.1%

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

At December 31, 2021, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31,	December 31,
	2020	2021

	(in thousands)
Total liabilities	$424,619	731,212
Less: cash and cash equivalents	184,938	336,024
	$239,681	395,188
Equity attributable to owners of Himax Technologies, Inc.	$480,176	869,724

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Note 26. Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship

Viewsil Microelectronics (Kunshan) Limited (Viewsil)	Associates
Viewsil Technology Limited (VST)	Associates
Ganzin Technology Corp.	Associates
Cheng Mei Materials Technology Corporation (CMMT)(1)	Other related parties
Ningbo Cheng Mei Materials Technology Co., Ltd.(1)	Other related parties
Prilit Optronics, Inc.	Other related parties

Note 1: It became related parties from acquisition date of CMVT, October 30, 2020.

(b)	Significant transactions with related parties
(i)	Sales and accounts receivable

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Sales of goods
Other related parties	$-	-	125

	December 31,
	2020	2021

	(in thousands)
Accounts receivable
Other related parties	$-	71

(ii)	Purchase and accounts payable

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Purchase of raw materials
CMMT	$-	663	3,469
Other related parties	-	26	63
	$-	689	3,532

	December 31,
	2020	2021

	(in thousands)
Accounts payable
CMMT	$1,530	233
Other related parties	38	32
	$1,568	265

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

(iii)

The Company made an interest-free loan of $1,200 thousand and $1,200 thousand as of December 31, 2020 and 2021, respectively, to VST for its short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2022. The Company may consider providing further future loans to VST.

(iv)	Others

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Revenue from miscellaneous service
Associates	$-	-	63
Other related parties	-	-	3
	$-	-	66

Technical service fee
Viewsil	$1,800	1,400	1,400

Miscellaneous fee
CMMT	$-	84	791
Associates	-	-	4
	$-	84	795

	December 31,
	2020	2021

	(in thousands)
Other receivable
Associates	$-	14
Other related parties	-	3
	$-	17

Other payable
Viewsil	$2,480	1,400
Other related parties	92	241
	$2,572	1,641

(c)	Compensation of key management personnel

For the years ended December 31, 2020 and 2021, the aggregate cash compensation that the Company paid to the independent directors was $135 thousand and $150 thousand, respectively. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Short-term employee benefits	$822	884	1,068
Post-employment benefits	7	9	12
Share-based compensation	14	41	671
	$843	934	1,751

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Note 27. Pledged assets

		December 31,	December 31,
Pledged assets	Pledged to secure	2020	2021

		(in thousands)
Restricted cash and time deposit (1)	Short-term secured borrowings	$104,000	151,400
Restricted time deposits (1)	For foundry capacities	-	2,700
Restricted time deposits (1)	For customs duties	141	36
Land (2)	Long-term unsecured borrowings	27,500	27,500
Building and improvements (2)	Long-term unsecured borrowings	43,616	40,310
		$175,257	221,946

Note (1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note (2): Guarantee and collateral for long-term unsecured borrowings.

Note 28. Commitments and Contingencies

(a)	As of December 31, 2020 and 2021, the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $4,893 thousand and $2,377 thousand, respectively. As of December 31, 2020 and 2021, the remaining commitments were $3,902 thousand and $2,030 thousand, respectively.
(b)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.
(c)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.
(d)	The Company has entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. The Company’s purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $290 million and $2,655 million as of December 31, 2020 and 2021, respectively. Of obligations under above purchase orders and agreements, at December 31, 2021, $628 million is expected to be paid in the next 12 months.
(e)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2021, management is not aware of any pending litigation against the Company.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

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

	Year Ended December 31, 2019
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Segment revenues	$544,727	127,108	671,835
Segment operating income (loss)	$29,070	(47,377)	(18,307)
Non operating income, net			2,539
Consolidated loss before income taxes			$(15,768)
Significant noncash items:
Share-based compensation	$221	236	457
Depreciation and amortization	$5,511	18,888	24,399

	Year Ended December 31, 2020
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Segment revenues	$756,522	130,760	887,282
Segment operating income (loss)	$98,687	(40,761)	57,926
Non operating loss, net			(1,054)
Consolidated profit before income taxes			$56,872
Significant noncash items:
Share-based compensation	$481	282	763
Depreciation and amortization	$5,959	17,637	23,596

	Year Ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Segment revenues	$1,361,442	185,655	1,547,097
Segment operating income (loss)	$551,943	(6,922)	545,021
Non operating loss, net			(429)
Consolidated profit before income taxes			$544,592
Significant noncash items:
Share-based compensation	$424	276	700
Depreciation and amortization	$5,598	15,744	21,342

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The following tables summarize information pertaining to the segment revenues from customers in different geographic region (based on customer’s headquarter location):

	For the year ended December 31, 2019
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

China	$421,729	50,643	472,372
Taiwan	90,971	38,286	129,257
Other Asia Pacific (Philippines, Korea and Japan)	31,861	36,918	68,779
Europe and America	166	1,261	1,427
	$544,727	127,108	671,835

	For the year ended December 31, 2020
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

China	$643,527	63,475	707,002
Taiwan	88,001	35,179	123,180
Other Asia Pacific (Philippines, Korea and Japan)	24,964	31,231	56,195
Europe and America	30	875	905
	$756,522	130,760	887,282

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$1,149,442	111,656	1,261,098
Taiwan	167,728	51,378	219,106
Other Asia Pacific (Philippines, Korea and Japan)	44,272	21,912	66,184
Europe and America	-	709	709
	$1,361,442	185,655	1,547,097

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2019
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$237,276	-	237,276
Display drivers for small and medium-sized applications	307,451	-	307,451
Non-driver products	-	127,108	127,108
	$544,727	127,108	671,835

	For the year ended December 31, 2020
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$240,789	-	240,789
Display drivers for small and medium-sized applications	515,733	-	515,733
Non-driver products	-	130,760	130,760
	$756,522	130,760	887,282

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$397,905	-	397,905
Display drivers for small and medium-sized applications	963,537	-	963,537
Non-driver products	-	185,655	185,655
	$1,361,442	185,655	1,547,097

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31,	December 31,
	2020	2021

	(in thousands)
Taiwan	$128,941	130,951
U.S.	1,413	1,163
China	878	662
Korea	524	343
Israel	167	65
Japan	151	52
	$132,074	133,236

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Driver IC segment:
Customer A and its affiliates	$182,442	264,700	443,930
Customer C	33,318	109,911	290,578
	$215,760	374,611	734,508
Non-driver products segment:
Customer A and its affiliates	$15,988	24,963	53,153
Customer C	4,313	2,593	4,639
	$20,301	27,556	57,792

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31,	December 31,
	2020	2021

	(in thousands)
Customer A and its affiliates	$88,353	160,107
Customer C	33,171	49,806
	$121,524	209,913

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31,	December 31,
	2020	2021

	(in thousands)
Contract liabilities-current	$6,622	37,663
Contract liabilities-non-current	$-	10,221

Revenue recognized in the current reporting period amounted to $6,146 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2021, the Company did not recognize an asset in relation to costs to fulfill a service contract.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Note 30. The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Recognized in cost of revenues	$8,146	6,935	6,093
Recognized in operating expenses	14,040	14,938	13,511
	$22,186	21,873	19,604

(b)	Amortization of intangible assets

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Recognized in cost of revenues	$58	57	78
Recognized in operating expenses	2,155	1,666	1,660
	$2,213	1,723	1,738

(c)	Employee benefits expense

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Salary	$80,617	88,149	126,976
Labor and health insurance	5,668	5,805	7,232
Pension	5,246	4,536	5,993
Others	3,586	4,867	6,608
	$95,117	103,357	146,809

Employee benefits expense summarized by function
Recognized in cost of revenues	$5,597	5,579	7,856
Recognized in operating expenses	89,520	97,778	138,953
	$95,117	103,357	146,809

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

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Condensed Statements of Financial Position

	December 31,	December 31,
	2020	2021

	(in thousands)
Cash	$1,980	972
Financial asset at amortized cost	5,405	5,659
Other current assets	434	516
Financial asset at fair value through profit or loss	12,412	12,269
Investments in subsidiaries and affiliates	791,056	1,228,969
Total assets	$811,287	1,248,385

Current liabilities	$195	885
Current portion of long-term unsecured borrowings	6,000	6,000
Short-term secured borrowings	104,000	151,400
Debt borrowing from a subsidiary	168,416	173,876
Long-term unsecured borrowings	52,500	46,500
Total equity	480,176	869,724
Total liabilities and equity	$811,287	1,248,385

Himax Technologies, Inc. had no guarantees as of December 31, 2020 and 2021.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Revenues	$-	-	-
Costs and expenses	1,206	704	1,037
Operating loss	(1,206)	(704)	(1,037)
Interest income	162	126	148
Changes in fair value of financial assets at fair value through profit or loss	3,755	427	(143)
Foreign currency exchange gains (losses), net	(69)	356	115
Finance costs	(4,165)	(3,629)	(1,320)
Share of profits (loss) of subsidiaries and affiliates	(12,091)	50,558	439,133
Profit (loss) before income taxes	(13,614)	47,134	436,896
Income tax expense	-	-	-
Profit (loss) for the year	$(13,614)	47,134	436,896

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2019	2020	2021

	(in thousands)

Profit (loss) for the year	$(13,614)	47,134	436,896
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	197	(213)	160
Unrealized gain (loss) on financial assets at fair value through other comprehensive income	(30)	67	(179)
Income tax related to items that will not be reclassified subsequently	(25)	38	(27)
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences	(545)	512	(72)
Other comprehensive income for the year, net of tax	(403)	404	(118)
Total comprehensive income for the year	$(14,017)	47,538	436,778

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2019, 2020 and 2021

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021

	(in thousands)
Cash flows from operating activities:
Profit (loss) for the year	$(13,614)	47,134	436,896
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	(3,755)	(427)	143
Interest income	(162)	(126)	(148)
Finance costs	4,165	3,629	1,320
Share of losses (profits) of subsidiaries and affiliates	12,091	(50,558)	(439,133)
Unrealized foreign currency exchange losses (gains)	69	(356)	(115)
	(1,206)	(704)	(1,037)
Changes in:
Other current assets	320	(267)	(72)
Other current liabilities	(58)	(71)	750
Cash generated from operating activities	(944)	(1,042)	(359)
Interest received	174	130	139
Interest paid	(844)	(730)	(858)
Net cash used in operating activities	(1,614)	(1,642)	(1,078)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(170)	(129)	(139)
Acquisitions of equity method investment	-	(758)	-
Cash received from loan made to related party	2,780	-	-
Net cash provided by (used in) investing activities	2,610	(887)	(139)
Cash flows from financing activities:
Payments of cash dividends	-	-	(47,404)
Proceeds from long-term unsecured borrowings	-	60,000	-
Repayments of long-term unsecured borrowings	-	(1,500)	(6,000)
Proceeds from short-term secured borrowings	158,000	278,000	611,600
Repayments of short-term secured borrowings	(158,000)	(338,000)	(564,200)
Proceeds from issue of RSUs from a subsidiary	311	—	31
Proceeds from exercise of employee stock options	-	3,707	1,182
Proceeds from debt from a subsidiary	150,430	151,730	159,205
Repayments of debt from a subsidiary	(151,548)	(150,430)	(154,205)
Net cash provided by (used in) financing activities	(807)	3,507	209
Net increase (decrease) in cash	189	978	(1,008)
Cash at beginning of year	813	1,002	1,980
Cash at end of year	$1,002	1,980	972