Form 20-F
period 2022-12-31
Himax Technologies, Inc.
filed 2023-04-06
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 348,833,050 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$30.73, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2022. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 31, 2023, the noon buying rate was $1.00 to NT$30.48.

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

“end-point AI” is the practice of running applications and storing data on devices located at the edge of a network. The aim is to reduce latency and network bandwidth by performing processing and storage functions locally on the device. This approach can improve the performance, reliability, and security of applications and data.

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

“Ultralow power WiseEye smart image sensing” refers to Company’s WiseEyeTM AI image sensing solution which includes Himax’s proprietary computer vision AI processor, ultralow power Always-On CMOS image sensor and CNN-based AI algorithms – all equipped with ultralow power design;

“VGA” refers to Video Graphics Array;

“VR” refers to the virtual reality;

“wafer level optics” or “WLO” are optical products manufactured using semiconductor process on wafers;

“we”, “us”, “our company”, “our”, “the Company” and “Himax” refers to Himax Technologies, Inc., its predecessor entities and subsidiaries;

“WE1 AI Processor” refers to a Himax AI processor designed with power-efficient and multi-level power schemes for real-time motion detection, object detection and image processing, providing AI developers with possibilities of high performance and ultralow power.

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

In 2021 and 2022, 88.0% and 86.8% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD panels. We expect to continue to substantially depend on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels generally decline with time as a result of, among other factors, drop in demand for end products that incorporate TFT LCD panels, new capacity ramp-up or factory utilization improvement, technological advancements and cost reduction with the exception of the new high end and high-resolution products.

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

We have devoted, and intend to continue to devote, financial and management resources to non-driver products’ development, manufacturing and marketing to further diversify our product portfolio and improve gross margin as non-driver products may have higher gross margin than our driver products. Our non-driver technologies cover LCoS microdisplay, CMOS image sensor, wafer level optics (“WLO”), 3D sensing and ultralow power WiseEye smart image sensing, etc.

For our LCoS technology, at present our main focus areas for LCoS business are AR goggle devices, projectors and head-up-displays (HUD) for automotive. For CMOS image sensor business, in addition to the current shipment for notebook and webcam applications, we also extend the sensor business for the broad AI market. Our AoS CMOS image sensor is designed with proprietary architectures, readout, pixel, where the corresponding algorithms are integrated to contribute the always-on feature that consumes only several micro watts to enable people detection, eyeball tracking and many other features. On 3D sensing business, we focus on Structured Light and ToF 3D module solution and 3D decoder ASIC key component, aiming at emerging markets such as facial recognition-based e-payment, business access control, biomedical inspection device, eye-tracking and gesture control applications. For our ultralow power WiseEye smart image sensing business, we focus on providing leading end-point AI solutions, in both total solution and discrete key component, to meet diversified customer and application needs. Himax’s ultralow power WiseEye smart image sensing solution integrates in-house AoS sensor, ultralow power AI processor and CNN-based AI algorithm from in house or third-party algorithm partners. Our WiseEye AI total solution had already been adopted by one global leading notebook vendor and went into mass production from early 2022. We also see growing adoption of our WiseEye technology in a broad range of applications, covering shared bike parking, automotive, door lock, battery-powered surveillance camera, panoramic video conferencing, and medical capsule endoscope among others. Some of them already commenced production since 2022. As we focus on scaling adoption in this relatively untapped market, we also collaborate closely with numerous AI ecosystem partners and communities to make our AI solution more diverse and accessible. Progress has been made in areas such as smart city / home / office, healthcare, smart agriculture and smart retail. Himax is more committed than ever to strengthening the Company’s WiseEye product roadmap and retaining the leadership position in ultralow power AI processor and image sensor for end-point AI applications.

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

In 2022, Customer A and its affiliates accounted for 32.3% of our revenues. Our two largest customers together accounted for over 40% of our revenues in 2022. See “Item 5.A. Operating Results—Description of Certain Statements of Profit or Loss Line Items—Revenues” for our revenues description. Our results of operations and financial condition would be significantly linked to the success and purchase policy of any such customer. As of December 31, 2022, our accounts receivable from Customer A and its affiliates were $82.1 million, which represented approximately 31.5% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. As a result, any loss of or a sharp reduction in any such customer’s sales, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

TFT-LCD panel manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD panels. Some panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete and sustain their market positions. Further, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including and not limited to: (1) consumer demand and the general economic conditions, such as recent geopolitical tensions relating to invasion of Ukraine by Russia and China city lockdowns due to Covid mandates; (2) the cyclical nature of the TFT-LCD industry in average selling price fluctuations, as well as its downstream industries; (3) the speed at which TFT-LCD panel manufacturers expand production capacity; (4) brand companies’ continued needs for original equipment manufacturing services provided by TFT-LCD panel manufacturers; (5) access to raw materials, components, equipment and utilities on a timely and economical basis; (6) technological changes; (7) the rescheduling and cancellation of large orders; (8) access to funding on satisfactory terms; and (9) fluctuations in the currencies of TFT-LCD panels exporting countries against the U.S. dollar.

We depend on sales of display drivers used in TFT-LCD panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2021 and 2022, 88.0% and 86.8% of our revenues, respectively, were from the sale of display drivers used for large, small and medium-sized applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry is relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share and revenues.

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

Our financial condition and results of operations may be adversely affected if a public health epidemic interferes with our ability, or that of our employees, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations related to the conduct of our business. Since November 2019, a novel strain of coronavirus (Covid-19) has spread across the world. The outbreak of Covid-19 has caused significant disruption not only to the financial markets but also to global supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect our operating results.

As a result of the pandemic, numerous unprecedented measures are in place to try to contain the virus, such as travel restrictions, quarantines, stay-at-home and social distancing orders, and shutdowns. These measures may further impact our workforce and operations, and the operations of our customers and suppliers. The ultimate impact and efficacy of measures and potential future measures is currently unknown. We have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner. Our suppliers, sub-contractors and customers have been and will be disrupted by quarantines and social distancing measures, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel-related restrictions. Depending on the magnitude of such effects on our suppliers’ manufacturing, assembling, and testing operations, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships.

Extra export licenses may be needed for certain product or technology for certain customers. These licenses are regulated by Export Administration Regulations (EAR) which are administered by the U.S. Department of Commerce’s Bureau of Industry and Security (BIS).

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

Certain of our competitors have established or may establish strategic or strong relationships with TFT-LCD and AMOLED panel manufacturers that are also our existing or potential customers. Marketing our display drivers to such TFT-LCD and AMOLED panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD and AMOLED panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. If our customers successfully develop in-house capabilities to design and develop semiconductors that can substitute for our products, they would likely reduce or stop purchasing our products. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Failure to broaden our customer base and attract new customers may limit our growth prospects.

As AMOLED offers brighter color, near-perfect-black, less power consumption and is thinner and lighter than TFT-LCD, it gradually penetrates the mid to high-end TFT-LCD market, especially the smartphone market. AMOLED display and related DDICs have been dominated by Korean companies. The marketplace is increasing utilization of the AMOLED display for smartphone and other consumer electronics due to expanded AMOLED capacity. We continue to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. For tablet, we are seeing shipments on the rise for premium models that adopt advanced AMOLED display, of which Himax offers both DDIC and Tcon and has commenced production to certain leading brands. For automotive AMOLED display, we continue to win project awards for our flexible AMOLED driver and Tcon with both conventional car makers and EV/NEV vendors. Finally, we are making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. However, we could not assure you the success of our AMOLED driver IC as we are unable to penetrate into the mass volume existing Korean and China supplier chain and/or find new AMOLED panel manufactures to design-wins our solutions into. AMOLED process maturity for the new manufactures and the possible specification change due to the immaturity of the AMOLED will also be a hurdle to our AMOLED share gain and success.

Himax’s shipment for AMOLED driver ICs and TCON started from automotive application and then extended to tablet PC. There are multiple AMOLED projects under development jointly with worldwide leading panel makers for other applications, including smart phones, TV, notebook PCs and many others. The growth momentum in AMOLED driver ICs and TCON is promising, but the risk of high dependency on limited customer base amid current macro uncertainty might result in fluctuation in sales performance.

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

To manufacture our display drivers used in TFT-LCD and AMOLED panels, we require foundries with high-voltage CMOS manufacturing process capacity. As a result, our dependence on high-voltage CMOS foundries presents the following, additional risks: (1) potential capacity constraints faced by the limited number of high-voltage CMOS foundries and the lack of investment in new and existing high-voltage CMOS foundries; (2) difficulty in attaining consistently high manufacturing yields from high-voltage CMOS foundries; (3) delay and time required to qualify and ramp up production at new high-voltage CMOS foundries; and (4) price increases.

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

Since 2020, due to the pandemic lockdown, the work-from-home and learn-from-home new lifestyles triggered increasing demands for display and display drivers related products. The surging demand in display drivers caused the severe foundry capacity shortage, while the industry has no major expansion plan especially on the mature nodes we are primarily anchored to. To address the potential foundry capacity shortage worldwide, we had entered into strategic agreements with our foundry partners in order to secure capacity to fulfill our business needs. Under these strategic agreements, we are committed to purchasing a specific volume at fixed or variable prices. However, for both pricing agreements, there can be no assurance that these prices provided in the strategic agreements with our foundry partners will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the then prevailing market price. The situation could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected.

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

The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks such as high inventory carrying costs, increased product obsolescence, erosion of the products’ market value as well as penalty incurred from unfulfillment of committed orders from capacity agreement with Company’s foundries and backend suppliers. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur charges from agreements entered with foundries and backend suppliers for securing capacity, excess inventory that we cannot sell, or may have to sell at low profit margins or even at a loss, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers, which could eventually lead to write-down of these excess inventory.

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

We may not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period-to-period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, subject to real ever-changing circumstances over the periods, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive by reducing or canceling their orders of our products, and/or requesting higher-than-usual price concessions. We cannot assure you that any of our customers will continue to place purchase orders with us in the future. We also cannot assure you that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected. Additionally, purchase order cancelations or negative alternation by customers may lead to a reduction in future earnings or cash flows subject to each event.

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2023, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 22.0% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

Assertions against us by third parties for infringement of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which results in protracted and expensive litigation for many companies. We have received, and expect to continue to receive, notices of infringement of third-party intellectual property rights. We may receive claims from various industry participants alleging infringement of their patents, trade secrets or other intellectual property rights in the future. Any lawsuit resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following: (1) cease and desist and/or stop selling products or using technology or manufacturing processes that contain the allegedly infringing intellectual property; (2) pay damages to the party claiming infringement; (3) attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and (4) attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have to undertake the contractual and tort liabilities in applicable law jurisdictions, and we have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other malicious attempts. The reliability and safety of our information technology infrastructure / software, and the ability to continually expand and update technologies / software in response to dynamic changing needs and cybersecurity threats, are critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human / technological errors. All of the above could result in the loss of our intellectual property, the leak of commercially sensitive information, and the misappropriation of confidential information of our employees, customers and suppliers, and therefore could cause the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the operational cost and consequences against breaches and remedial measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we still cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. As of March 31, 2023, we are not aware of any material cyberattacks or incidents that had or would be expected to have a materially adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto.

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

The price of each semiconductor product typically declines over its product life cycle, reflecting product obsolescence, decreased demand as customers shift to more advanced products, decreased unit costs due to advanced designs or improved manufacturing yields, excess inventory destocking amidst low market demand, and increased competition as more semiconductor suppliers are able to offer similar products. We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors, and other factors. We expect that these factors will create downward pressure on our average selling prices and operating results. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or if we fail to develop and introduce new products and enhancements on a timely basis, our revenues and operating results will suffer.

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

Political, Geographical and Economic Risks

Climate change and natural disasters could adversely affect our business.

Climate change concerns has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of compliance, including costs associated with changes to manufacturing processes or the procurement of raw materials used in manufacturing processes, increased capital expenditures to improve facilities and equipment, and higher compliance and energy costs to reduce emissions, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us, which could harm our business and financial results by increasing our expenses or requiring us to alter our operations and product design activities.

In addition, climate change could cause certain natural disasters to occur more frequently or with greater intensity. Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries, tape and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. In addition, shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government, such as to make Taiwan a nuclear-free country. Any delays or disruptions could result in our customers seeking to source products from our competitors. If such disruption of operation at our customers’ facilities and our customers may be required to shut down temporarily or to substantially reduce the operations of their fabs, these would seriously affect demand for our products.

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

We have been increasingly selling our products to customers in the PRC. In 2021 and 2022, approximately 81.5% and 77.0% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the future. With regional customer concentration, we are particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2022, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our employees and facilities are based in Taiwan and operating expenses are denominated in NT dollars and we maintain a portion of our cash in NT dollars for Taiwan working capital purposes. For example, in December 2022, approximately 61% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. As a result, any significant fluctuations to our disadvantage in exchange rate of U.S. dollars against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our operating expenses as expressed in U.S. dollar and adversely affect our operating profit.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

The Company is incorporated in the Cayman Islands, a tax-free country; accordingly, pretax income generated by the group parent company is not subject to local income tax. Substantially all of the Company's taxable income is derived from the operations in the ROC and we are exposed primarily to taxes levied by the R.O.C. government. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. See “Item 5.A. Operating and Financial Reviews and Prospects -Operating Results-Tax Credits” for further discussion of significant tax regulation changes.

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

According to the legislative intent, the CFC and PEM rules, in principle, will not be put into force immediately, but will wait until the China-Taiwan Cross-Strait Tax Agreement is effectuated, the OECD’s Common Reporting and Due Diligence Standard (“CRS”) for the automatic exchange of information of financial accounts is widely implemented internationally, and the relevant bylaws of the CFC and PEM rules have been adequately enacted and properly advocated. The date of implementation will be determined by the Executive Yuan. On January 14, 2022, Executive Yuan had announced the relevant bylaws of the CFC would be implemented from January 1, 2023 and we expect that CFC would have no material impact to affect our operating profit.

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

The market price for our ADSs is volatile and has ranged from a low of $4.81 to a high of $16.28 on the NASDAQ Global Select Market in 2022.

The market price is subject to wide fluctuations in response to various factors, including the following: (1) actual or anticipated fluctuations in our quarterly operating results; (2) changes in financial estimates by securities research analysts; (3) changes in the expectation of our product launch timing, forecast and estimates; (4) conditions in the TFT-LCD and OLED panel market; (5) changes in the economic performance or market valuations of other display semiconductor companies; (6) announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments; (7) the addition or departure of key personnel; (8) fluctuations in exchange rates between the U.S. dollar and the NT dollar; (9) litigation related to our intellectual property; and (10) the release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

In addition, as a result of the worldwide financial crisis, business and manufacture disruptions caused by Covid-19 mandates and global developments relating to Russia's invasion of Ukraine, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2023, we had 348,833,050 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline.

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

In June 2018, we completed the acquisition of Emza Visual Sense Ltd., or Emza, which is dedicated to the development of visual sensors that include proprietary machine-vision algorithms and specific architectures that enable always-on visual sensing capabilities, achieving improvement in power consumption, price and form factor. On October 25, 2022, we disposed of 100% of our shareholdings in Emza to a third party.

From time to time, we have also made minority investments in various companies for strategic purposes in the ordinary course of business.

Our principal executive offices are located at No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Chengdu, Fuzhou, Nanjing, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; Munich, Germany and Irvine and San Jose, California and Minneapolis, Minnesota, USA.

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

4.B. Business Overview

We are a fabless semiconductor solution provider dedicated to display imaging processing technologies. We are a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, we design and provide controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. We also offer CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEye smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance, AIoT, etc. For display drivers and display-related products, our customers are panel manufacturers, agents or distributors, module manufacturers, assembly houses or end customers. We also work with camera module manufacturers, optical engine manufacturers, television / AIoT system manufacturers and certain AIoT system integration companies for various non-driver products.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

●	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The major application of display driver IC is used on TFT-LCDs. Other than display drivers for TFT-LCDs, we also offer display drivers for AMOLED and Electronic Paper (e-paper) Displays. AMOLED display is getting more and more popular in recent years, starting from high-end smartphone and TV applications, while e-paper display mimics traditional paper sheet and holds static text and images indefinitely without electricity. Detailed display driver IC specification for LCD, AMOLED and e-paper are different due to panel characteristics. The two main types of display drivers for a display panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically, multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels. In addition, TDDI IC integrates both display driver and in-cell touch functions and is usually adopted by small and medium sized display applications. For certain highly integrated application, such as smartphone, Timing Controller feature is also embedded in TDDI.
●	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD, AMOLED and e-paper panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.
●	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.
●	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.
●	Touch Controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility.

●	Others. Flat panel displays also require multiple general purposes semiconductors such as memory, power converters and inverters.

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

Products and Solutions

We have several principal product lines:

●	Display drivers and timing controllers;
●	ASIC service;
●	LCoS and MEMS products;
●	Power ICs;
●	CMOS image sensor products;
●	Wafer level optics products;
●	3D sensing business; and
●	Ultralow power WiseEye smart image sensing.

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

Our large display driver IC business achieved several milestones from 2019. For example, we successfully added 12-inch fabs into the pool of our foundry capacity for our large display driver ICs to ease the capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. On high-end TV, Himax outpaced peers to lead the mass production of customized high-speed point-to-point (P2P) transmission using embedded panel intra interface such as iSP, CHPI, USI-T, CMPI, CEDS and CSPI for 4K TVs and 8K TV. On gaming monitor, we have high frame rate and high driving driver to meet various resolutions needs and frame rates such as UHD 240Hz, QHD 360Hz, FHD 480Hz, etc. We also successfully developed low power consumption driver applied in low power monitor to satisfied Energy Star 8.0 and even Energy Star 9.0. Lastly, our P2P driver and TCON ICs with 13.3" FHD can meet Intel 1W project requirements.

We also made tremendous progress in TCON product lines in 2022. The UHD TV penetration rate is larger than 65% in 2022, and we developed competitive UHD TV TCON to seize this market. Himax UHD TV TCON has mass production at all major China LCD makers. We also provide gaming TCON for the new QHD 360Hz and UHD 240Hz gaming monitor and notebook. For high-end gaming requirement, we have developed eDP 8.1G TCON to increase bandwidth.

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

●     two gamma-type drivers to improve display quality

●     three gamma-type drivers (RGB independent gamma curve to enhance color image)

●     output driving voltage ranging from 7 up to 20V

●     input logic voltage ranging from standard 3.3V to low power 1.8V and support half VDDA

●     low power consumption and low EMI

●     support COF and COG package types

●     support TTL, RSDS, mini-LVDS (up to 460MHz), cascade modulated driver interface, or CMDI, point-to-point high speed interface (up to 4Gbps for 8K 120Hz) and customized interface technologies

●     support dual gate and triple gate panel designs

Product	Features
TFT-LCD Gate Drivers

●      192 to 1600 output channels

●      output driving voltage ranging from 10 up to 40v

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

●      support LVDS, eDP, MIPI and V-by-one input interface technologies

●      support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs

●      support amorphous silicon, IGZO and LTPS panel

●      ASIC AMOLED Timing Controller

●      ASIC uLED Timing Controller

Programmable Gamma OP

●      8 to 16 channel gamma buffer outputs

●      channel VCOM buffer output

●      Internal non-volatile memory

●      2 gamma bank selection, setting time < 3uS

●      Analog power supply voltage: 9.0V to 20.0V

●      Digital power supply voltage: 2.7V to 3.6V

●      Peak current on gamma channels: 200mA

●      Peak current on VCOM channel: 400mA

●      Programmable VCOM limit

●      12C speed up to 1MHz

Small and Medium -Sized Applications

Automotive Display Applications

We offer source drivers, gate drivers, timing controllers and integrated drivers for the fast-ramping automotive display applications, such as instrument cluster display (ICD), center stack display (CSD), head-up display (HUD), rear seat entertainment display (RSE), rearview mirror display and sideview mirror display.

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-Si TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ratio and thermal reduction in automotive display applications. We launched the world’s first TDDI design for automotive displays technology which started shipping in 2019 with meaningful mass production shipment to industrial leading automotive panel house, Tier-1 and brands starting 2021.Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as leading solutions for new technology areas such as TDDI, local dimming Tcon, LTDI and AMOLED. Our automotive TDDI is broadly adopted by named Tier 1s and auto makers in their new launches of vehicles. Himax also have reached over 10 million units shipment accumulated in the third quarter of 2022, a milestone that, demonstrates a robust growing trajectory moving forward. With the commencement of TDDI mass production and LTDI thereafter starting 2023, we are confident that our overall market share in the automotive display driver market will continue to rise in the coming years and our technological prowess continues to separate us from peers for the next generation display for automotive. In addition, on TCON ICs for automotives, we also have embedded local dimming feature in TCON for TFT-LCD to support higher contrast instrument panels needed for drivers to read the content of the meter quickly. Additionally, several key panel makers also seek Himax cooperation to develop AMOLED for automotive applications. We have developed certain customized AMOLED ASIC for some of these key panel makers where some already started mass production in 2021.

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
●support Single Gate, Dual Gate, Triple Gate panel structure
●support 2MUX, 3MUX, 4MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●support resolution up to 2880 RGBx1080 (or 3840 RGBx810) with cascaded chips
●source driver output driving voltage ranging up to ±6.6V or 16V
●support Fail Detect Function, including CRC Function
●support Local Dimming Function
●support Telltale OSD function
●support COG and COF package type

Product	Features
Timing Controllers
●support LVDS, eDP 1.2 input interface
●support mini-LVDS, Point-to-Point output interfaces
●support Single Gate, Dual Gate, Triple Gate panel structure
●support 2MUX, 3MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●support various resolutions up to 4K2K(ICD) or 8K1K(CID)
●support Local Dimming Function
●support Dual Cell Panel Structure Function
●support Fail Detect Function, including CRC Function
●support Over Driver & De-mura function
●support Telltale OSD function

TFT-LCD TDDI
●highly integrated chip embedded with source driver, timing controller, touch controller and power circuit
●support LVDS input interfaces
●support Single Gate, Dual Gate, Triple Gate a-TFT panel structure
●support 2MUX, 3MUX, 4MUX and 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
●support resolution up to 5760RBx720 with 3 chips cascaded
●source driver output driving voltage ranging up to ±6.6V
●support Fail Detect Function, including CRC Function
●support Telltale OSD function
●support Color Engine function
●support COG package type

TFT-LCD LTDI	●Large-sized Touch and Display Integration solution ●support point-to-point iSP input interface ●support resolution up to 12K1K with multi-chip cascaded ●support COF and COG package types
AMOLED Solutions	●ASIC TCON and Driver IC chipset designed to meet customized requirements for automotive

Smartphone and Tablet Applications

We offer display drivers for small and medium-sized displays in smartphone and tablet applications that combine source driver, gate driver, timing controller, DC to DC circuits, and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD and AMOLED.

Smartphones and tablet have gained greater popularity among small and medium-sized display drivers and enjoyed high growth in recent years. This has also contributed to increased demand for larger size and higher resolution smartphone displays. In 2016, Himax developed a series of single chip touch display driver integrated circuit (TDDI) for advanced in-cell touch display panel. Himax started the shipments of in-cell TDDI for some smartphones in 2016 and extended TDDI solution to tablet application in 2017. In-cell TDDI, featuring thinner display, slimmer border, and better visual quality, has been getting popular, so we re-invented a new generation of TDDIs supporting COG and COF for 18:9 or wider aspect ratio with interlaced output pins, which makes the bottom border of the in-cell touch display even smaller to gain higher display to body ratio. Our FHD+ and HD+ TDDI successfully gained design-wins with a few leading Korean and Chinese smartphone brands and panel makers. We started small volume shipments in the first half of 2018 with accelerating volume starting in the second half of 2018 into 2019 and beyond. Starting in 2020, Himax extended our product offerings with high frame rate TDDI solution and has started shipping to top-tier smartphone OEMs.

A major development we are seeing in the marketplace is increased utilization of the AMOLED display for smartphone, smart watch, automotive and tablet. This is due to investments on expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. We are collaborating closely with leading panel makers across China and Korea for AMOLED product development in smartphone, tablet, automotive and other consumer electronics. In the first quarter of 2022, the Company’s flexible AMOLED driver and Tcon for automotive display successfully ramped up for a customer’s flagship EV model, while in the second quarter of 2022, the Company commenced production of AMOLED TCON and Driver IC chipsets for tablet applications for a leading OEM for their 11-inch and 12.6-inch flagship models. Concurrently, the number of awarded projects in AMOLED for automotive and tables with worldwide named vendors is increasing. We believe AMOLED solutions, including driver ICs and Tcons, will become one of the major growth engines for the Company moving forward.

On the other hand, the application of in-cell TDDI started to extend from mainstream smartphone to larger displays in 2018. Himax started to offer various new TDDI solutions for tablet, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went into mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. The COF packaged driver IC solution enabled one leading tablet OEM to successfully launch a WQXGA resolution tablet with super slim bezel. We also added another new features to our TDDI that can support up to WUXGA and WQXGA resolution which has gained several design-wins from tablet OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which commenced mass production and contributed to our tablet application business in early 2020. With the demand increase for bigger size display, higher resolution, and precise touch accuracy and stylus performance, Himax kept developing new tablet TDDIs to broaden the company’s product lineup to maintain our leading market position. We started mass production for the world’s first 12.4” WQXGA super high-resolution in-cell tablet PC with a leading end customer in 2021 and expanded collaborations with more brands into more models in 2022.

Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain that represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus. Our active stylus in-cell technology is adopted in many launched tablet products. At present, we are the dominant supplier for literally all leading Android names. In 2020, tablet demand picked up significantly, fueled mainly by remote work and online learning demand due to the pandemic. TDDI for tablet application continues to broaden its market and penetrate notebook PC applications, representing a potential upside for Himax into 2023 and beyond.

The following table summarizes the features of our products for smartphone and tablet applications:

Product	Features
TFT-LCD TDDI for smartphone and tablet
●In-cell TDDI (Touch and Display Driver Integration) as a highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory, touch sensor ADCs and microcontroller
●Mainstream smartphone single chip for HD+ (720RGB x Y pixels) or FHD+ (1080RGB x Y pixels)
●Mainstream tablet PC resolutions for WXGA (800RGB x Y) with single chip or WUXGA (1200RGB x Y), WQXGA (1600RGB x Y) with 2-chip cascaded
●Conventional 60Hz and up to 144Hz new high frame rate solutions
●Support MIPI interface and VESA DSC
●Support up to 16 million colors
●Support active stylus for tablet PC
●COG and COF solutions for super slim bottom border

Product	Features
TFT-LCD Tablet Display Drivers
●highly integrated single chip embedded with the source driver, power circuit, and timing controller
●suitable for a wide range of resolutions from WSVGA (600 x 1024), WXGA (800 x 1280), WUXGA (1200x1920) to WQXGA (1600 x 2560)
●support up to 16 million colors
●support RGB separated gamma adjustment
●support CABC
●support color enhancement features
●support MIPI interface
●touch display driver integrated circuit (TDDI) for advanced in-cell touch display
●supporting TDDI with active stylus
●COG and COF solutions for super slim bezel

AMOLED Solutions
●ASIC TCON and Driver IC chipset designed to meet customized requirements for tablet
●Flagship tablet resolutions WQXGA (1600RGB x Y) with multi-chip cascaded, up to 3Kx2K resolution and 144Hz refresh rate
●Support MIPI interface and VESA DSC with 1 billion colors (10bit grayscale)
●Smartphone single chip with sub-pixel rendering, Demura-IPs for FHD+ resolution with up to 144Hz high frame rate
●Support MIPI interface and VESA DSC with 1 billion colors (10bit grayscale)

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
●low power consumption and low EMI
●support TTL, mini-LVDS cascade modulated driver interface, or MIPI high-speed interface and customized interface technologies
●support COF and COG package types

Electronic Paper Display (EPD) Gate Drivers	●100 to 972 output channels ●output driving voltage ranging from 10 up to 50v ●input logic voltage ranging from standard 3.3V to low power 1.8V low power consumption ●support COF and COG package types

Electronic Paper Display (EPD) Timing Controller	●Support MIPI 4 lane input interface ●Support TTL, mini-LVDS output interface ●Support maximum resolution 3840x2160 ●Use USB/SPI/I2C control interface ●Support LPDDR2 memory

Electronic Shelf Label (ESL) Integrated Drivers	●Highly integrated chip embedded with source driver, timing controller and power circuit ●Source driver output driving voltage ranging up to 30V ●Support COG package types

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
●built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc.
●built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
●support 4K x 2K/ 5K x 2K/ 8K x 4K display
●Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications

LCoS and MEMS Products

Himax Display, our subsidiary, has contributed to our microdisplay products lines: Color-filter LCoS, Color-sequential LCoS, Front-Lit LCoS, Phase modulation LCoS and MEMS.

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

Himax Display is one of the market leaders of the LCoS industry since 2012 with its whole product line patented. Himax Display has a mass production ready liquid crystal assembly line, which is unique in the industry with mass production shipping volume. We have produced and shipped around 3 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, communication, toy projector, AR glasses, and AR-HUD for automotive.

The merits of our technology feature in resolution, power consumption, size, cost, optical engine design, and image quality. Many of our industry-leading customers have demonstrated their state-of-the-art products, including pico-projector, holographic display, AR glasses and AR HUD system, with Himax LCoS technology inside at the 2020 CES with positive market feedbacks. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR glasses and AR HUD for automotive applications. In May 2021, Himax Display revealed its proprietary LCoS 2.0 phase modulation technology, which enable features such as multi-focal plane images displaying along with less power consumption, lower cost and smaller form factor to enable holographic display applications for AR-HUD. In addition, phase modulation technology provides LiDAR for autonomous driving and Wavelength Selective Switch (“WSS”) for Wavelength-Division Multiplexing (“WDM”) optical communications networks. In the near future, it is expected that holographic display will provide a revolution to AR-glasses to achieve consumer friendly products (small size, light weight and low-power consumption).

We provide a rich products family for customers to choose for different applications, as each product has its own most important parameters to select and Himax Display provides choices to customers. The following table shows certain details of our products:

Product	Size and Resolution
Color-Filter LCoS Microdisplays	●0.28” (320x3x240 pixels) QVGA ●0.29” (800x3x480 pixels) WVGA ●0.35” (1280x3x720 pixels) HD ●Customized design

Color-Sequential LCoS Microdisplays	●0.22” (640 x 360 pixels) nHD ●0.37” (1366 x 768 pixels) WXGA ●0.37” (1920 x 1080 pixels) Full HD ●Customized design

Front-Lit Color Filter LCoS	●0.22” (640 x 3x 360 pixels) nHD ●0.35” (1280 x3x 720 pixels) HD ●Customized design

Phase Modulation LCoS
●Selective phase range based on the required response time.
●Analog drive scheme with 120Hz refresh frame rate to reduces optical flicker and provides stable phase response over time.
●Customized design
●Operated in full phase modulation (0~2π) in visible range

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
Integrated Multi-Channel Power Solutions for Notebooks
●PMIC, PGOP 2-in-1 and Level Shifter
●2ch programmable gamma voltage inside
●PAVDD Synchronous Boost Converter
●NAVDD Synchronous Inverting Converter
●VGH / VGL Synchronous SIBO Converter
●built-in power MOSFET
●step-up PWM converter
●charge pump regulator
●LDO regulator
●programmable voltage detector
●gate pulse modulator
●Vcom operational amplifier
●I2C programmable
●low frame rate control for power saving solution
●built in UVLO, UVP, OVP, SCP and OTP protection

Integrated Multi-Channel Power Solutions for Monitors
●PMIC, PGOP and Level Shifter 3-in-1
●built-in power MOSFET
●step-up PWM converter
●HV LDO regulator
●programmable voltage detector
●gate pulse modulator
●programmable Vcom voltage / Vcom operational amplifier
●programmable gamma voltage with operational amplifier
●built in UVLO, UVP, OVP, SCP and OTP protection

Integrated Multi-Channel Power Solutions for TVs
●PMIC, PGOP 2-in-1 and Level Shifter
●built-in power MOSFET
●step-up PWM converter
●step-down PWM converter
●charge pump and buck-boost regulator
●HV LDO regulator
●programmable voltage detector
●gate pulse modulator
●Vcom operational amplifier
●I2C programmable
●programmable gamma voltage with operational amplifier
●built in UVLO, UVP, OVP, SCP and OTP protection

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
4MP UltraSense 2 NIR Sensor
●1/3” format color type with high sensitivity BSI pixel
●4MP resolution with 1:1 aspect ratio with Staggered HDR function at 30 frames per second for doorbell application,
●Provide ultralow power mode to support pre-rolling function with Himax WE1 AI processor
●4-lane MIPI CSI2 outputs RAW8/10
●ES target at 2023 Q2

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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens with integrated waveguide, refractive optics and diffractive optical element (DOE) is one of the best solutions for next generation computational imaging module for 2D/3D illumination and 3D dot projector, which can be applied to 3D face recognition, 3D sensing, 3D reconstruction, and gesture control. Himax is a pioneer in high-precision diffraction optics technology with over 15 years of experience, having worked on very different designs over a variety of applications with some of the world’s most heavyweight tech names. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products. The diffraction optics technology is now well adopted in 3D sensing, AR/VR devices, holographic display, automotive, biomedical inspection, optical communication, etc. We are seeing that DOE plays an even more decisive role for the next generation optical technology in light of its high-precision and lightweight characteristics.

Our WLO technology is also adapted to form microstructures such as lens array, DOE and lenticular lenses for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high-volume manufacturing to many Tier-1 customers such as structured lighted and ToF 3D sensing on mobile devices, AR/VR gadgets, automotive, biomedical devices and many other AIoT applications.

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill an anchor customer’s higher demand with a significant year-over-year increase. We continued our shipment to an anchor customer for their legacy product and continue making progress on R&D projects with world-leading high-tech giants for ToF 3D sensing, AR/VR gadgets, automotive, biomedical devices and others, targeting their future generation products centered around our exceptional design know-how and mass production expertise in WLO technology. One illustration is our WLO technology being deployed by one VR player to empower 3D perception sensing for precise controller-free gesture recognition. We expect volume production starting in 2023.

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

As a leading provider of 3D sensing technology, Himax is also an active participant in smartphone OEMs’ design projects for new devices involving ToF technology. We are seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. Unlike structured light 3D sensing where we provide total solution or just projector module or optics depending on customers’ needs, with ToF, we will only focus on transmitter module or optics component by leveraging our WLO related expertise. We continue to actively work with industry leading VCSEL providers, sensor companies, module manufacturers and smartphone makers for a new and advanced ToF 3D solution development, targeting Android smartphones. Leveraging on our WLO technology, we have provided our partners with spot projectors or optics components for their reference design.

3D sensing can have a wide range of applications beyond smartphone. We have started to explore business opportunities in various industries by leveraging our structured light 3D sensing total solution. Starting in 2021, we shipped small volume of business access control and biomedical inspection devices with more design-ins and engagements currently under progress. To strengthen our offers in 3D sensing total solution, we have been collaborating closely mainly with two types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability.

Other than 3D sensing total solution, we also provide key component, including3D decoder IC and 3D vision processors. Our proprietary 3D decoder IC can accelerate local image processing for face recognition and offer best-in-class security authentication, therefore it- is particularly suitable for customers who wish to design their own structured light-based 3D sensing solution. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy and now it’s well-adopted by many China e-payment solution providers. We entered into volume production of our proprietary 3D decoder IC in 2020, followed by meaningful volume shipments into 2021 and 2022. In the light of increasing adoption of 3D sensing technologies in various aspect of our daily life, a series of next generation 3D vision processors is also under development to support a variety of state-of-the-art 3D sensing technologies in Time of Flight (”ToF”) and structured light, aiming to improve user experience when people interact with AR and VR applications.

Our critical 3D sensing Technologies includes the following:

Wafer Level Optics Products

WLO is one of the key technologies enabling 3D sensing, AR goggle devices, and many other applications. Levering on our exceptional design know-how and mass production experience in WLO technology, we are able to produce the world’s most compact optics required for 3D sensing, while also achieving superior performance and lower costs.

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

Ultralow power WiseEye Smart Image Sensing

The demand for always-on battery-powered smart devices with AI intelligent sensing is rapidly growing. By combining an ultralow power image sensor with a custom computer vision ASIC and machine-learning algorithms, Himax ultralow power WiseEye smart image sensing solution enriches connected edge devices with AI capability. The end-point AI system, which consumes only a few mW power consumptions, is leading the industry for the next-generation of battery operated, clever computer vision applications. The ultralow power WiseEye smart image sensing solution is being engaged in a variety of applications, such as notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical, just to name a few. Among Himax’s ultralow power WiseEye smart image sensing businesses, our WiseEye for notebook solution features human presence detection and on-looker detection, offering power saving and enhancing privacy and security for notebook users. In 2021, we were highly encouraged by our WiseEye notebook solution being officially awarded by Dell, with a sizable purchase order, for a series of their new models. This represented a remarkable achievement and an illustration of the robustness of our AI solution. In 2022, we continue to support the mass production of Dell’s notebook and other end-point AI applications, such as shared bike parking, video conference device, door lock and medical capsule endoscope and many others. We expect to see more design-wins awarded across a broad customer base and a high variety of applications leading to robust sales growth for this new high margin product line moving forward.

The following table sets forth the features of our ultralow power WiseEye smart image sensing total solutions:

Product	Features
WiseEyeTM AI total solution
●
The total solution incorporates Himax proprietary ultralow power WiseEye AI processor, always-on CMOS image sensor, and CNN-based computer vision AI algorithm, featuring tinyML AI in tiny form factor, ultralow power consumption, low latency, privacy protection and optimized cost.
●
Total solution supports use of a variety of Himax CMOS image sensors –HM11B1 RGB/IR/AI hybrid sensor. Uniquely designed for ultralow power Computer Vision applications with always on scanning as low as 100uW.
●
WE1 AI processor is a uniquely designed ultralow power computer vision processing silicon, targeting always on applications with a sub 1mW capabilities. WE1 is especially suitable for resource-constrained and battery powered context-aware application, such as motion detection, human detection and face detection.
●
Computer vision algorithm is based on tiny machine learning framework, which is trainable for desired use cases (human presence detection, attention detection and on-looker detection for notebook applications; occupancy detection, gesture recognition etc. for AIoT applications) on ultralow power and resource-constrained compute platform (CPU clock, internal memory)

For the other business model, we provide key components, such as proprietary ultralow power WE1 AI processor or Always-On CMOS image sensor (AoS). For our key component business model, we reinforced our go-to-market strategy by intensively participating in leading AI partners’ infrastructures and ecosystems and/or AI communities. The Company collaborates with world-leading edge-to-cloud service providers and system integration companies, such as Google TensorFlow, Microsoft Azure, Arm AI Partner Program, tinyML Foundation, Seeed Studio and many others, to enjoy the enormous network of these ecosystems partners and their numerous participants to drive further adoption on applications such as smart home/ office, healthcare, agriculture, retail and many other applications. Additionally, we continued our marketing efforts through joint webinars and other online activities with several well-known platform partners such as Edge Impulse, Digi-Key and SparkFun. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. We are very encouraged by the traction this relatively new product line has generated in a short amount of time and expect to see increasing sales contribution through 2023 and beyond.

The following table sets forth the features of our WE1 AI Processor product:

Product	Features
WE1 AI Processor
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
●
Security Engine: Support secure boot, secure FW update, secure debug mode, Support AES 128bits, RSA 2048bits, Hash-256, TRNG, Secure key management
●
Peripheral: 1/4/8-bit camera interface, I2C/SPI master/slave, UART, PWM, GPIO with 5 wake-up pins, 12-bit ADC with 4 channels, up to 1Msps, RTC Timer
●
Also support image pre-rolling feature for better security offering.

Core Technologies and Know-How

Driving System Technology. Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD/AMOLED driving systems, high-voltage CMOS processes and display systems, all of which are important to the design of high-performance TFT-LCD/AMOLED display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD/AMOLED. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as next generation AMOLED and electronic paper displays.

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

WiseEye Smart Image Sensing Technologies. These technologies are composed by an AoS sensor, an edge AI ASIC processor and computer-vision AI algorithm, all operated in ultralow power mode. Our industrial first AoS CMOS image sensor features ultralow power and low latency back-illuminated solution for always on, intelligent visual sensing applications. With Himax’s exceptional low power know-how and ASIC implementation technologies, our WiseEye AI image processor featured different power domain and mode management schemes, together with advanced image processing hardwired accelerators to construct different operating modes in balancing processor performance and power consumptions. The seamless and proprietary interface between our AoS sensor and AI processor ensure the efficient and fast-response sensor data transmission and wake-up mechanism operating in ultralow power mode. The computer-vision AI algorithm, which benefits from high performance and low power AI processor and image data from sensor, can therefore enable AI features such as powerful human detection, occupancy detection and motion classification for various application needs.

LCoS Microdisplay Technologies. Compared to other microdisplay technologies, LCoS microdisplay offers smaller form factor, higher brightness, and less power consumption. Himax Display has own proficient engineering team to develop patented industry-only non-captive LCoS, front-lit waveguide, and module design, along with an in-house ISO certified manufacture line, all of which positions us at the forefronts of leading AR glasses and AR-HUD markets. The latest development of Front-Lit LCoS enables an ultra-compact and extremely power-efficient optical engine by consolidating and integrating LED illumination system into the micro display module itself and makes the patented technology ideal for AR headsets. Furthermore, Himax Display provided phase modulation LCoS 2.0 technologies to offer high-efficient, low power and multi-focal plane displaying features to fit for holographic displaying needs in numerous leading applications.

3D Technologies. Several technologies in Himax are integrated together to form our 3D solution. First, wafer level nanoimprinted technology is used to design and manufacture DOE and Waveguide. Then, our in-house capability on semiconductors enables us to design IC that particularly matches our optical component. Our expertise in precision assembly in optics also helps us to provide a more complete solution to our customers.

Customers

Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, smartphone, tablet, automotive and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2022, we sold our products to more than 200 customers. Our ten largest customers together accounted for approximately 77.7%, 79.5% and 76.7% of our revenues in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 32.6%, 32.1% and 32.3% of our revenues, respectively; and customer C accounted for 12.7%, 19.1% and 9.4%, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with panel manufacturers, using LTPS and a-Si TFT-LCD, and OLED technologies, mobile display module and mobile device manufacturers for smartphone, tablet and automotive, and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market for large-sized panels is concentrated among a limited number of major panel manufacturers. We also market our products directly to TV, monitor, notebook and mobile, tablet and automotive device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers' future product demand. Additionally, we form strategic partnership with Tier 1 customers for our LCoS microdisplays, 3D sensing and WiseEye smart image sensing to penetrate into the emerging market. We believe we need close alliance with our customers to build up ecosystem for new applications.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Nanjing, Chongqing, Chengdu, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea, Munich, Germany; and Irvine and San Jose, California and Minneapolis, Minnesota, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

In November 2002, we received ISO 9001 certification, which was renewed in March 2021 and will expire in March 2024. In February 2006, we received ISO 14001 certification, which was renewed in December 2020 and will expire in December 2023. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in February 2022 and will expire in March 2025.

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

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, UMC, Vanguard, Macronix, Globalfoundries Singapore, PSMC, Nexchip and SKHYSI in the past few years. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc., Nepes Corporation and King Yuan Electronics Co., Ltd, etc.

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
Union Semiconductor Co., Ltd.

Chip Probe Testing
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
LB Semicon, Inc.
Union Semiconductor Co., Ltd.
YoungTek Electronics Corp.

Intellectual Property

As of March 31, 2023, we held a total of 2,900 patents, including 1,268 in Taiwan, 967 in the United States, 564 in China, and 101 in other countries. The expiration dates of our patents range from 2023 to 2042. We also have a total of 45 pending patent applications in Taiwan, 95 in the United States and 245 in other jurisdictions, including the PRC, Japan, Korea, Israel and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States. “Omniwide Film and logo” as trademarks in Taiwan, China, Europe, Korea, Japan and the United States, “CMVT” as trademarks in Taiwan and China, as well as “WISEEYE” as trademark in Israel and the United States.

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

We continually face intense competition from fabless display driver companies, including Fitipower Integrated Technology, Inc., FocalTech Systems Co., Ltd., Novatek Microelectronics Corp., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., Ilitek Corp., LX Semicon., ESWIN, Chipone, Newvision, Ribbon Display Japan, Hisilicon and Synaptics Incorporated. We also face competition from integrated device manufacturers, such as Rohm Co., Ltd.

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

For In-cell TDDI, we compete with Novatek Microelectronics Cop., Synaptics Incorporated, FocalTech Systems Co., Ltd., and Ilitek Corp., etc.

For LCoS microdisplay products, we face competition from OmniVision, Jasper, Citizen, Syndiant, Kopin, and RAONTECH. We also compete with alternative microdisplay technology providers such as Texas Instruments with DLP, Sony with Micro OLED and Bosch with scanning mirror.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corp., Global Mixed-mode Technology Inc., Novatek Microelectronics Corp., Fitipower Integrated Technology Inc. We also compete with worldwide suppliers such as Silergy Corp., and Rohm Co., Ltd.

For CMOS image sensor products, our focus is on machine vision. Competition in this space is primarily from OmniVision Technologies Inc., Sony Corporation, Pixart Imaging Inc. and Samsung Semiconductor, Inc.

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

For ultralow power WiseEye smart image sensing, the main competition is Qualcomm with its “Glance” device. Few additional small size companies develop AI base edge devises, such as Lattice, Eta Computing, Nuvoton, Altek, etc. However, Himax is the only vendor who can offer a truly in-house vertically integrated solution comprise with all three building blocks required by customers: CMOS sensor, purposely designed MCU and the AI algorithm.

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

Environmental Matters

Himax is required to ensure that its products comply with valid regulations and governmental authorities’ regulatory directives in applicable jurisdictions relating to environmental protection regulations. Additionally, Himax Taiwan maintains a color filter facility and a wafer level optics facility and Himax Display maintains a facility for our LCoS products. Himax IGI operates under the designated facility related for 3D mask production, to the best of Himax’s knowledge, we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the applicable ROC and US jurisdictions. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of March 31, 2023.

The following table sets forth summary information for our subsidiaries as of March 31, 2023.

			Percentage of
		Jurisdiction of	Our Ownership
Subsidiary	Main Activities	Incorporation	Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	83.5	%(1)
Integrated Microdisplays Limited	LCoS design	Hong Kong	83.5	%(3)
Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	83.5	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	98.4	%(1)
Himax Imaging Corp.	IC design	California, USA	98.4	%(4)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	62.3	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
CM Visual Technology Corp. (CMVT)	Omniwide film products design and sales	ROC	66.7	%(1)
(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 83.5% ownership of Himax Display, Inc.
(4)	Indirectly, through our 98.4% ownership of Himax Imaging, Ltd.

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

We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai, Ningbo, Wuhan, Hefei, Xiamen, Chongqing, Fuqing, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; and Irvine and San Jose, California and Minneapolis, Minnesota, USA. The lease contracts may be renewed upon expiration.

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

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2021 compared to 2020, refer to “Part I, Item 5. Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the United States Securities and Exchange Commission on March 23, 2022.

Overview

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. The majority of our revenues in 2022 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD product trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Average Selling Prices

Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. For example, from 2020, the industry-wide tightening of foundry capacity has extended to backend facilities that include assembly and testing and appears to be a long-term phenomenon. Robust demand pushed foundry capacity constraints to a more severe level and rose higher material cost which in turn enabled higher average selling prices. However, decades-high inflation, rapidly rising interest rates in addition to the ongoing war and unexpected lockdowns from Covid-19 in China starting from the end of first quarter of 2022, brought widespread demand halt, resulting in sluggish demand across every aspect of our business, followed by sales declined and average selling price erosion. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product’s life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “—Cost of Revenues and Cost Reductions.”

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2020, 2021 and 2022 was 75.1%, 51.6% and 59.5%, respectively. In 2022, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 63.0%, the cost of processed tape was 5.9%, the cost of assembly and testing was 30.3%, and overhead was 0.8%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, assembly and testing costs and our manufacturing utilization rate or production yield is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $4.8 million, $23.8 million and $20 million in 2020, 2021 and 2022, respectively. Of the total share-based compensation expenses recognized, $4.8 million, $23.2 million and $17.5 million in 2020, 2021 and 2022, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2020, 2021 and 2022 as reflected in our consolidated financial statements. However, we did not grant RSUs in 2019 but granted stock options to employees instead.

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

We made grants of 3,987,509 RSUs to our employees on September 28, 2022. The vesting schedule for such RSU grants is as follows: 86.41% of the RSU grants vested immediately and were settled by cash in the amount of $17.5 million on the grant date, with the remainder vesting equally on each of September 30, 2023, 2024 and 2025, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021 and September 28, 2022 was $10.93 per ADS, $5.76 per ADS, $3.44 per ADS, $10.39 per ADS, and $5.09 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Employee stock options. We made grants of 2,226,690 units of stock option to purchase 2,226,690 units ADS to certain employees at an exercise price of $2.27 on September 30, 2019. The vesting schedule was that 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. During 2020, 114,500 units, 39,000 units and 10,000 units of stock option to purchase 114,500 units, 39,000 units and 10,000 units ADS were grant to certain employees at an exercise price of $2.74, $3.9 and $3.35 on March 31, 2020, August 11, 2020 and September 25, 2020, respectively. The options granted in 2020 were fully vested on October 1, 2020. We recognized share-based compensation expenses regarding stock options under the long-term incentive plan totaling $0.7 million in 2020.

Cash Awards. We made grants annual bonus by cash payouts totaling $47.7 million and $19.3 million to the Company’s employees among which $1.6 million and $1.0 million was immediately vested on September 28, 2021 and September 28, 2022, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we generated majority of revenues from sales of display drivers for large-sized applications and small and medium-sized applications. In addition, our product portfolio also includes timing controllers, operational amplifiers, LCoS microdisplay, power management ICs, CMOS image sensors, 3D sensing, ultralow power WiseEye smart image sensing, wafer level optics products and ASIC service.

The 2022 full year revenues totaled $1.2 billion, representing a 22.3% decline compared to 2021. Unexpected lockdowns in China, geopolitical tensions and macroeconomic related factors created a challenging operating environment and impaired our business performance for the year. The halt in consumer demand and significantly reduced visibility at panel houses and OEMs towards the end of the first quarter of 2022 adversely impacted IC demand and consequently our sales.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2020		2021		2022
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Display drivers for large-sized applications	$240,789	27.1	$397,905	25.7	$263,992	22.0
Display drivers for small and medium-sized applications	515,733	58.1	963,537	62.3	778,946	64.8
Non-driver products(1)	130,760	14.8	185,655	12.0	158,401	13.2
Total	$887,282	100.0	$1,547,097	100.0	$1,201,339	100.0

Note:    (1)    Includes, among other things, timing controllers, LCoS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, ultralow power WiseEye smart image sensing, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 32.6%, 32.1% and 32.3% of our revenues in 2020, 2021 and 2022, respectively. Customer C accounted for 12.7%, 19.1% and 9.4% of our revenues in 2020, 2021 and 2022, respectively.

	Year Ended December 31,
	2020		2021		2022
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Customer A and its affiliates	$289,663	32.6	$497,083	32.1	$388,194	32.3
Customer C	112,504	12.7	295,217	19.1	113,396	9.4
Others	485,115	54.7	754,797	48.8	699,749	58.3
Total	$887,282	100.0	$1,547,097	100.0	$1,201,339	100.0

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2020, 2021 and 2022, approximately 13.9%, 14.2% and 14.6% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 79.7%, 81.5% and 77.0% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, sales and marketing expenses, share-based compensation expenses and cash awards. Costs would be greatly affected by product mix.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2020, 2021 and 2022 were 13.8%, 9.8% and 14.6%, respectively.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 20 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021 and September 28, 2022 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $4.8 million, $23.8 million and $20.0 million in 2020, 2021 and 2022, respectively. Share-based compensation expenses recorded regarding stock options under the long-term incentive plan totaled $0.7 million in 2020.

Cash Awards.

We made grants annual bonus by cash payouts totaling $47.7 million and $19.3 million to the Company’s employees among which $1.6 million and $1.0 million was immediately vested on September 28, 2021 and September 28, 2022, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2020, 2021 and 2022 were approximately $11.9 million, $9.4 million and $22.2 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2020, 2021 and 2022, we did not recognize any impairment loss on non-financial assets.

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

As of December 31, 2021 and 2022, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2020, 2021 and 2022, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2022, we have not provided for retained earnings tax on the undistributed earnings of approximately $1,282.1 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $1,280.8 million as of December 31, 2022. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2020	2021	2022
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.1	51.6	59.5
Research and development	13.8	9.8	14.6
General and administrative	2.7	1.9	2.4
Sales and marketing	1.9	1.5	2.1
Total costs and expenses	93.5	64.8	78.6
Operating income	6.5	35.2	21.4
Non-operating income (loss)	(0.1)	—	1.6
Income tax expense	1.3	7.2	3.4
Profit for the year	5.1	28.0	19.6
Loss attributable to noncontrolling interests	0.2	0.2	0.1
Profit attributable to Himax stockholders	5.3	28.2	19.7

Year to Year Comparisons

	Year Ended December 31,
				% Change
	2020	2021	2022	from 2021

	(in thousands, except for percentages)
Consolidated Statements of Profit or Loss Data:
Revenues	$887,282	$1,547,097	$1,201,339	(22.3)%
Costs and expenses:
Cost of revenues	666,501	798,519	714,233	(10.6)%
Research and development	122,265	151,386	175,557	16.0%
General and administrative	23,915	29,281	28,503	(2.7)%
Expected credit loss	—	(190)	—	—
Sales and marketing	16,675	23,080	25,459	10.3%

Total costs and expenses	829,356	1,002,076	943,752	(5.8)%

Operating income	57,926	545,021	257,587	(52.7)%

Non-operating income (loss)	(1,054)	(429)	18,978	—
Income tax expense .	11,712	110,657	41,098	(62.9)%
Profit for the year	45,160	433,935	235,467	(45.7)%
Loss attributable to noncontrolling interest	1,974	2,961	1,515	(48.8)%
Profit attributable to Himax stockholders	$47,134	$436,896	$236,982	(45.8)%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Our revenues decreased by 22.3% to $1,201.3 million in 2022 compared to $1,547.1 million in 2021. The decrease was a result of a sudden halt in consumer demand starting at the end of the first quarter of 2022 due to several macro level factors that presented significant headwinds, including China city lockdowns from Covid-19, decades-high inflation, rapidly rising interest rates, and the ongoing war. All of these factors adversely impacted business visibility of panel houses and OEMs, resulting in a big dip in demand for our IC which consequently hampered our sales. The year-over-year sales decline was a result of weak demand across all the three segments as we entered the second half of 2022.

●	Large-sized Display Drivers. Revenues from display drivers for large-sized application decreased by 33.7% to $264.0 million in 2022 from $397.9 million in 2021. The decline was primarily from our customers across the board, from brands to panel houses, imposing stringent inventory control measures on the backdrop of slowing end market sell-through.
●	Small and Medium-sized Display Drivers. Revenues from small and medium-sized display drivers decreased by 19.2% to $778.9 million in 2022 from $963.5 million in 2021. The decrease was primarily a result of channel inventories across panel houses, OEMs and end brands remaining stubbornly high against the backdrop of continued sluggish demand, especially on consumer electronic products. Sales for smartphone and tablet took the brunt under such challenging market conditions. However, our automotive segment continued to see extraordinary business momentum in 2022, showing the highest growth among all product lines, up more than 50%, on top of the strong 2021 when sales grew more than 110%. We anticipate automotive displays continuing to evolve at a rapid rate in the number, size and technological sophistication, implying higher content value of display ICs per vehicle. As the market share leader in automotive display ICs, we continued to gain ground not only in DDIC but also in TDDI and many upcoming leading edge new technologies aiming further market share gains.
●	Non-Driver Products. Revenues from non-driver products decreased by 14.7% to $158.4 million in 2022 from $185.7 million in 2021. The decrease was mainly from the decline of Tcon sales, which were pressured by lower shipments of Tcon for TV, monitor and notebook markets, a drop in CMOS image sensor sales mainly as a result of muted notebook sales as well as a decrease in WLO. This decrease was partially offset by the increase of WiseEye sales.

Costs and Expenses. Costs and expenses decreased by 5.8% to $943.8 million in 2022 from $1,002.1 million in 2021. As a percentage of revenues, costs and expenses increased to 78.6% in 2022 compared to 64.8% in 2021.

●	Cost of Revenues. Cost of revenues decreased to $714.2 million in 2022 from $798.5 million in 2021, which was due primarily to a 39.0% decrease in unit shipments in 2022 but offset by rising material costs across wafer foundry, assembly and testing. As a percentage of revenues, cost of revenues increased to 59.5% in 2022 from 51.6% in 2021, mainly due to higher cost of the inventory sourced primarily during 2021 and early 2022 when foundry and back-end pricings were higher due to capacity constraints. In addition, charges related to unmet minimum purchase orders from contracts with foundries and backend suppliers entered during the unprecedented shortage in 2021 also led to the higher cost. Also, inventory write-downs, which are included in cost of revenues, increased to $22.2 million in 2022 from $9.4 million in 2021. The increase stems from market price decline of certain unsold inventories which will necessitate write-downs.
●	Research and Development. Research and development expenses increased by 16.0% to $175.6 million in 2022 from $151.4 million in 2021. This increase was primarily attributable to increase in the RSU compensation, cash awards, salary expense and tape-out expense. The increase in salary expense was due primarily to a larger headcount of research and development staff and higher average salaries, but partially offset by NT dollar depreciation against the US dollar as we pay the bulk of our employee salaries in NT dollars.
●	General and Administrative. General and administrative expenses decreased by 2.7% to $28.5 million in 2022 from $29.3 million in 2021, primarily as a result of decreases in professional fees but partially offset by increases in RSU compensation and cash awards.
●	Sales and Marketing. Sales and marketing expenses increased by 10.3% to $25.5 million in 2022 from $23.1 million in 2021. This increase was primarily attributable to increase in RSU compensation and cash awards.

Non-Operating Income (loss). We had net non-operating income of $19.0 million in 2022 compared to net non-operating loss of $0.4 million in 2021. The increase was primarily due to a gain from disposal of a subsidiary, increases in foreign currency exchange gains and interest income but partially offset by an increase in finance costs.

Income Tax Expense. Our income tax expense decreased to $41.1 million in 2022 from $110.7 million in 2021. Our effective income tax rate decreased to 14.9% from 20.3% in 2021. The decrease in our effective income tax rate was primarily attributable to the higher tax benefit rate in tax credits and tax saving from disposal of subsidiary.

Profit for the year. As a result of the foregoing, our profit for 2022 was $235.5 million in 2022, versus $433.9 million in 2021, and profit attributable to Himax stockholders was $237.0 million in 2022, versus $436.9 million in 2021.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in thousands)
Segment Revenues
Driver IC	$756,522	$1,361,442	$1,042,938
Non-Driver Products	130,760	185,655	158,401
Total	$887,282	$1,547,097	$1,201,339

	Year Ended December 31,
	2020	2021	2022

	(in thousands)
Segment Operating Income (Loss)
Driver IC	$98,687	$551,943	$275,275
Non-Driver Products	(40,761)	(6,922)	(17,688)
Total	$57,926	$545,021	$257,587

Driver IC Segment

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Segment revenues. Our revenues from the Driver IC segment decreased by 23.4% to $1,042.9 million in 2022 from $1,361.4 million in 2021. The decline was from the decrease in display drivers for large-sized application and small and medium-sized application as a result of a sudden halt in consumer demand due to several macro level factors which presented significant headwinds.

Segment operating income. Operating income from the Driver IC segment decreased to $275.3 million in 2022 from $551.9 million in 2021. This decrease was primarily attributable to a decrease in revenues and lower gross margin, which was mainly attributable to pricing pressure resulting from excess inventory levels following the sudden halt in consumer demand.

Non-Driver Products Segment

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 14.7% to $158.4 million in 2022 from $185.7 million in 2021. The year-over-year decrease was mainly from decline in Tcon revenues, CMOS imaging sensor business as well as WLO. This decrease was partially offset by the increase of WiseEye sales.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $17.7 million in 2022 from $6.9 million in 2021. The operating loss increases were attributable mainly to the decline in revenues and increase in cash awards.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2022, we had total current assets of $1,336.8 million, total current liabilities of $694.0 million and cash and cash equivalents of $221.6 million. As of December 31, 2022, we had short-term secured borrowings of $369.3 million with cash and time deposits of $369.3 million as collateral, and long-term unsecured borrowings of $46.5 million, of which $6.0 million was current portion. For enhancing the guaranty, our land, building and improvements of Fab 2 totaling $65.6 million were pledged as collateral for the long-term unsecured borrowings. As of December 31, 2022, we had total unused short-term credit lines of $323.2 million, of which $190.7 million belonging to the parent company, Himax Technologies, Inc., needs to be secured with an equal amount of cash and time deposits when borrowing money from banks. Further, we had unused long-term credit lines of $83.5 million. We believe that our existing short-term and long-term credit lines, together with cash generated from our operations, are sufficient to meet our liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in thousands)
Net cash provided by operating activities	$102,610	$388,276	$82,908
Net cash provided by (used in) investing activities	(22,365)	(232,680)	14,998
Net cash provided by (used in) financing activities	3,261	(4,487)	(211,068)
Net increase (decrease) in cash and cash equivalents	83,883	151,086	(114,443)
Cash and cash equivalents at beginning of period	101,055	184,938	336,024
Cash and cash equivalents at end of period	184,938	336,024	221,581

Operating Activities. Net cash provided by operating activities in 2022 was $82.9 million compared to $388.3 million in 2021. This decrease in net cash provided by operating activities in 2022 was mainly due to lower profit, the inventory level higher than usual from sudden halt in consumer demand and an increase in cash paid for income tax in 2022 compared to 2021.

Investing Activities. Net cash provided by investing activities in 2022 was $15.0 million compared to net cash used in investing activities of $232.7 million in 2021. This increase in net cash provided by investing activities was due primarily to a decrease of $206.9 million in refundable deposits made for securing foundry capacity, an increase of $34.4 million in net cash provided by disposal of financial assets at amortized cost in 2022 compared to 2021 and an increase in cash provided by disposal of subsidiary of $14.8 million.

Financing Activities. Net cash used in financing activities in 2022 was $211.1 million compared to $4.5 million in 2021. This change was due primarily to increases in distribution of cash dividends in 2022 and a decrease of guarantee deposits received from customers.

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

We have entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. We may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Our purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $2,088 million as of December 31, 2022. Of obligations under above purchase orders and agreements, $625 million is expected to be paid in the next 12 months.

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $5.8 million, $7.6 million and $11.8 million in 2020, 2021 and 2022, respectively. Capital expenditures of $11.8 million in 2022 was mainly for design tools, R&D related equipment as well as in-house tester of our traditional IC design business.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2020, 2021 and 2022, we incurred research and development expenses of $122.3 million, $151.4 million and $175.6 million, respectively, representing 13.8%, 9.8% and 14.6% of our revenues, respectively.

5.D. Trend Information

Unexpected lockdowns in China, geopolitical tensions and macroeconomic related factors all created a challenging operating environment and impaired our business performance during 2022. The sudden halt in consumer demand significantly reduced visibility at panel houses and OEMs towards the end of the first quarter of 2022 resulting in elevated inventories which adversely impacted IC demand and consequently our sales. In the face of all these headwinds, all three major segments experienced year-over-year declines.

Looking ahead to 2023, our focus is on reducing our inventory to near historic average levels. We have made good progress in destocking inventory since its peak during the third quarter of 2022 by curtailing our wafer starts to strike a balance between inventory levels and foundry contract fulfillment. We are also striving to win more projects from customers specifically for the purpose of digesting excess inventory. Overall, the semiconductor industry appears to be trending toward a post-pandemic era. While the supply chain gradually stabilizes and channel inventory reverts to heathier levels, we believe a decent recovery is forthcoming.

Large-sized Display Driver IC Segment

Himax’s outlook for large size driver IC business remains soft with moderating TV sell-through and muted Chromebook sales. For TV business, a recovery appears to be underway already backed by stabilizing TV panel prices and customers replenishing chips, particularly for mainstream models. Conversely on IT segment, we expect further declines due to ongoing enterprise IT budget cuts in tandem with customers’ continuous stringent inventory control measures.

For the longer-term perspective, Himax remains positive on the prospect of our large display driver business. We are armed with a diversified and comprehensive product offering, which provides us with the flexibility to quickly direct production towards sectors where demand is relatively strong in tandem with our customers and suppliers. We also have tight strategic relationships with some of the leading end customers in TV, monitor and notebook markets, and our project design coverage across all markets with all major panel makers remains strong. With demand for advanced displays expected to remain strong, we continue to focus on higher end displays and premium models by offering advanced driver ICs and Tcons for a one-stop shopping experience for leading end customers in TV, monitor and notebook markets. We also support feature upgrades for customers’ next generation products, including high-speed interface, low power consumption, higher refresh rate, ultra-large-sized, high-aspect-ratio and curved-view design. All these represent a high barrier of entry that differentiates us from China local competition.

Small and Medium-Sized Display Driver IC Segment

Himax remains the market share leader in display driver IC for automotive and tablet. For automotive market, we are deepening our working relationships with Tier 1 players and end customers across the globe. In 2023, we expect the automotive segment to continue to be our single largest revenue contributor with sales for automotive TDDI set to outgrow that of traditional automotive driver IC, backed by rapid expansion of automotive TDDI adoption and strong foundry capacity support. Our automotive TDDI sales are expected to be one of the primary driving forces for our long-term business growth for years to come. Himax has a comprehensive product roadmap, new design-wins with end customers and Tier 1s, and a foundry capacity advantage that positions the Company to continue to gain market share, particularly in the fast-expanding automotive TDDI market. Himax dominates automotive TDDI design-in and design-wins with direct and indirect customers across the continents for a technology that is essential for very large sized, stylish, and free-formed automotive displays. We have been awarded more than 200 automotive TDDI projects with only a small portion currently in mass production, implying a potential enormous growth opportunity ahead. In addition, with years of strenuous work on this high entry barrier technology, we have developed comprehensive local dimming Tcon product offerings that can support a wide range of design covering super high frame rate of 240 Hz and resolutions of up to 8K. Our position remains unchallenged in the up-and-coming local dimming technology, which not only enhances display contrast for better viewing under bright daylight, but also provides effective power saving, which is critical for larger displays and EV models. Numerous Tier 1s, and car makers have awarded us projects for premium new car models with only a few having commenced mass production in 2022. In 2023, we expect very strong annual growth as the adoption extends from premium car models to mainstream models. Last but not least, Himax offers high-speed P2P bridge and LTDI solutions are specially designed for typically larger than 30 inches or a pillar-to-pillar display. These solutions can cascade up to 30 chips in support of ultrahigh-resolution displays, usually more than 7Kx1K, and offer high-precision touch sensitivity, creating a high entry barrier for potential competitors. United with a top-Tier automotive digital platform provider, our cutting edge LTDI technology was showcased at CES 2023 by one of our leading panel customers for a 55-inch pillar-to-pillar, in-cell touch display that provides seamless, intuitive and advanced tactile experience for future generation smart cabins. LTDI is scheduled to start mass production from 2023. Given all the new demand for advanced automotive display technologies, we expect decent sales growth to continue for our automotive sector in 2023, a continuation from two years of remarkable growth in 2021, where sales grew more than 110%, and up more than 50% in 2022.

On the tablet market, Himax still has a leading position, especially on the non-iOS market, as market adoption of TDDI continues. In 2023, we see shipments on the rise for premium models that adopt advanced AMOLED display, of which Himax offers both DDIC and Tcon. We also see increasing demand for LCD display towards higher frame rate, higher resolution, larger screen size, and active stylus for better-quality handwriting and drawing user experience. Both these trends lend support to our profit margin as they are higher than corporate average products. As for smartphone business, in 2023 our focus will be on offloading inventory. We expect to gain higher exposure when our smartphone AMOLED solution is available, which is set to start mass production from the second half of 2023. As expected, our traditional discrete driver IC into smartphone and tablet continue to be quickly replaced by TDDI.

Himax continues to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. Our AMOLED solution for tablet commenced mass production in the first quarter of 2022 with both AMOLED driver and Tcon total solution provided for a global leading tablet customer. Our flexible AMOLED driver and Tcon for automotive display also successfully ramped up for a customer’s flagship EV model in the first quarter of 2022. The number of awarded projects with worldwide conventional car makers and EV vendors continues to increase. In addition, we are making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. We expect small sales contribution from the second half of 2023 with shipments to increase considerably starting 2024. We foresee AMOLED driver IC soon becoming one of the major growth drivers for our small and medium-sized panel driver IC business.

Non-Driver IC Segment

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of timing controller, image processing and human interface related technologies in addition to our driver IC products.

On timing controller, we are optimistic about the long-term growth prospect of the Tcon business where we have successfully positioned ourselves for higher end and higher value-added areas including 4K/8K TV, gaming TV and monitor, low power notebook in view of consumers’ pursuance of various new types of entertainment for film, television and gaming as well as automotive, particularly with local dimming feature. With years of strenuous work on this high entry barrier technology, we have developed comprehensive local dimming Tcon product offerings that can support a wide range of design covering super high frame rate of 240 Hz and resolutions of up to 8K. We began mass production on a few projects in the second quarter of 2022 and expect robust growth starting in 2023 backed by numerous project awards from various named panel makers, Tier 1s and car makers for premium new car models. In addition, we commenced mass production of AMOLED TCON together with DDIC in automotive and tablet applications starting in early 2022 where the design-wins with leading tablet and NEV customers continue to expand. We believe the Tcon segment will be one of the driving forces for our non-driver business moving forward.

During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. WLO shipments increased considerably year-over-year in 2018 because of the customer’s large-scale adoption in more models. In 2022, we continued to fulfill anchor customer’s demand for the legacy product. The WLO technology continues to play an important role in shaping next generation optical applications. As an illustration, our WLO technology can be deployed to empower 3D perception sensing for precise controller-free gesture recognition in VR devices. We expect volume production starting middle of 2023. On 3D scanning for object reconstruction where our WLO technology also plays a key role, our 3D sensing technology, which incorporates both our 3D projector and 3D decoder, is being deployed by a leading customer’s 3D scanning device for the purpose of generating real time digital twins, avatars and 3D environment surroundings that ultimately help users transit and connect seamlessly between physical and digital worlds. Promising progress has been made and we expect it to hit the market with small volume from 2024. Our exceptional optical design knowledge, together with our production proven nanoimprinting capabilities and mass manufacturing experience, allow us to deliver high-quality solutions to meet the requirements of the future generation optical applications across automotive, consumer, industrial, medical applications, AR/VR/ MR devices and many other applications.

Regarding ultralow power WiseEye smart image sensing, the demand for resource-constrained and battery-powered end point applications with AI intelligent sensing is rapidly growing. Our WiseEye AI solution is designed for a wide range of ultralow power use cases that aim to modernize legacy end-point devices, which lack AI capability, with ultralow power computer vision AI. The AI solution is capable of processing data locally on the end device with just metadata output while avoiding the need to transport massive data to the cloud, thereby improving response time, saving bandwidth and power and, last but not least, enhancing data security. Our design-win with Dell for a series of new models that started in 2021 saw meaningful shipment in 2022. We continue to support the mass production of Dell’s notebook and other end-point AI applications, such as shared bike parking, video conference device, door lock and medical capsule endoscope. We anticipate more design-wins awards and growing volume shipments starting 2023.

We continue to collaborate with industry-leading ecosystem partners and customers in an effort to scale adoption in this relatively untapped market. We also look to build alliances with numerous AI partners and communities to make our AI solution more accessible. As the official partner of prominent AI platforms such as Google TensorFlow Lite for Microcontrollers, Microsoft Azure, Arm AI Partner Program, and tinyML Foundation, just to name a few, Himax can enjoy the enormous network of these ecosystems and their numerous participants. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. Our marketing efforts also consist of joint webinars/promotion with several well-known platform partners and SI companies, such as Edge Impulse, Digi-Key, SparkFun, Seeed Studio, hackster.io, Useful Sensors and Wentai Technologies, to broaden our reach and establish direct contacts with more AI developers.

Moving forward, we are more committed than ever to strengthening our WiseEye product roadmap and retaining our leadership position in ultralow power AI processor and image sensor for end-point AI applications. As a demonstration of this commitment, we debuted our next generation AI processor at CES 2023, WE2, which is equipped with exceptional local inferencing capability that can perform face landmark detection to identify facial regions, including eyes, mouth, nose, and jaw to enable advanced, accurate and precise facial expression recognition. These new features provide additional vital intelligence to a broad array of applications on top of the success of our leading WE1 AI processor. The latest WE2 AI processor offers superb tinyML computing performance, optimal energy efficiency and best-in-class security and privacy assurance. For the power consumption, WE2 represents over 50 times power efficiency compared to the first generation WE1 AI processor on a per inference basis, despite that our WE1 is already leading the industry among AI processors aiming for similar target markets. We continue to partner with leading notebook CPU and AP SOC players, with the aim of expanding our engagements with leading global laptop names and IoT players working on the enrichment of various new AI features and use cases for next generation smart notebook and IoT applications. WiseEye business is in a good position to enjoy rapid growth for years to come and will become one of our major growth drivers for our non-driver segment starting in 2023.

On 3D sensing, we provide both total solution and key component for customers. For the key component business, we provide the 3D decoder IC which can accelerate local image processing for face recognition, offering best-in-class security authentication, a character that is particularly critical for customers with higher requirement for security and precise recognition needs. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy. Currently it’s well-adopted by many Chinese e-payment solution providers with meaningful volume shipments in 2022. With increasing adoption of 3D sensing technologies that enable new ways people interact with AR and VR applications, we introduced a series of next generation 3D vision processors at CES 2023 to support a variety of state-of-the-art 3D sensing technologies in Time of Flight (”ToF”) and structured light. Our structured light AI processor can provide 3D eye tracking functionality to report the exact eye positions with the industry’s highest response rate and low-friction to enable high precision and dizzy-free spatial reality applications. We featured a live demonstration of a 3D naked-eye display at CES with our eye tracking technologies becoming a hot focus point. Viewers experienced a 3D holographic view from all angles without needing additional wearables to enjoy immersive and advanced visual experience.

For CMOS image sensors business, we continue to provide CMOS image sensors for web camera and notebook. Our industry-first 2-in-1 CMOS image sensor that supports RGB mode for video conferencing and ultralow power AI mode for facial recognition has penetrated the laptop market for the most stylish super slim bezel designs. Given the rapidly expanding AI adoption across the board, we have ultralow power Always-On CMOS image sensor that targets always-on AI applications. We are increasingly receiving feedback and design adoptions from customers globally for various markets, such as car recorders, surveillance, smart electric meters, drones, smart home/office, medical and many other appliances.

Lastly on LCoS, an area we have committed years of R&D efforts. We continue to focus on AR goggle devices and AR HUD (head-up-displays) for automotive. Many of our industry-leading customers have demonstrated their state-of-the-art products with our technology embedded in, including AR glasses and LiDAR system. Our proprietary front-lit LCoS microdisplay, an integrated solution covering LCoS microdisplay, lightguide, and front-lit LED, is one of ideal display technology for AR headsets as it features light-weight, small form factor, and full color with unique characteristics of high illumination and low power consumption. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets. We continue to work on strengthening our optical-related technology suite while collaborating with some of the world’s largest technology companies that are deeply committed to investing in its development.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2023. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	65	Chairman of the Board
Jordan Wu	62	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	74	Director
Yuan-Chuan Horng	71	Director
Dr. Liang-Gee Chen	66	Director
Jessica Pan	53	Chief Financial Officer
Hsien Chang Tsai	52	Vice President, Sales and Operations
Eric Li	59	Chief IR/PR Officer and Spokesperson

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan. Dr. Wu also served as the vice chairman of the board of directors of CMO prior to its merger with the predecessor of Innolux and TPO. Dr. Wu has been active in the TFT-LCD panel industry with profound experience and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd., a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

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

Dr. Yan-Kuin Su is our director. He has retired from the president of Kun Shan University effective July 31, 2018 and also a professor in the Department of Electrical Engineering, National Cheng Kung University since 1983 and retired in 2011. Dr. Su currently also serves as the dean of Academy of Innovative Semiconductor and Sustainable Manufacturing at National Cheng Kung University, since August 2022. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a life fellow of the Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

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

Dr. Liang-Gee Chen is our director. He now serves as Emeritus Professor of Department of Electrical Engineering, National Taiwan University. Dr. Chen holds a B.S. and M.S. and Ph.D. degree in Electrical Engineering from National Cheng Kung University. Dr. Chen has previous served several roles including as Minister of Ministry of Technology and Science, Deputy Minister of Ministry of Education, Executive Vice President for Academics and Research of NTU, Vice Dean Officer for College of Electrical Engineering and Computer Science of NTU, and President of National Applied Research Laboratories. Dr. Chen has thorough and extensive professional expertise and experience across the industry, government, and academia. He has devoted the Electrical Engineering specificity on VLSI design for Multimedia Processing System. He received the IEEE Fellow in 2001, TWAS Engineering Science Medal in 2010 and Fellow of National Academy of Innovators in 2016.

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

Hsien Chang Tsai is our vice president in charge of Sales and Operations. Mr. Tsai joined Himax in 2002 as Director of Himax Operation Division initially before serving as Vice President of Himax Display, Inc. where he successfully led the acquisition of Spatial Photonics, Inc. Most recently, he concurrently served as Vice President of Himax Imaging, Ltd. and Vice President of Intelligent Sensing AI Product Center of Himax. Prior to Himax, Mr. Tsai served in the process integration and customer service department of TSMC. Mr. Tsai holds a B.S. degree and M.S. degree in Electrical Engineering from National Taiwan University and an executive M.B.A. degree from National Taiwan University.

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

Board Diversity

On August 6, 2021, the SEC approved the Nasdaq Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for Nasdaq-listed companies. Pursuant to the amended listing standards, Himax, as a foreign private issuer and with a smaller board having five members, is required to have at least one diverse board members or explain the reasons for not meeting this objective. Furthermore, a board diversity matrix is required to be included in the annual report on Form 20-F, containing certain demographic and other information regarding members of our board of directors.

The Company does not currently have any member of its board of directors who is Diverse within the meaning of Nasdaq Rule 5605(f)(2)(B). The Company takes various factors into consideration for candidate identification and selection, including qualifications, capabilities, insights, personal attributes and proficiency in relevant fields, for the purpose of meeting Company's current and future plans as well as objectives. The Company focuses on having a balanced and diverse workforce and will continue to consider all director candidates, including “diverse” director candidates based on their merits.

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	TAIWAN, REPUBLIC OF CHINA
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose
Gender
Part I: Gender Identity
Directors	—	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

6.B. Compensation

For the year ended December 31, 2022, the aggregate cash compensation that we paid to our executive officers was approximately $1.7 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.4 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2022, the aggregate cash compensation that we paid to our independent directors was approximately $150,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2022 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

		Total Cash		Ordinary Shares
		Award	Ordinary Shares	Underlying	Unvested Portion
	Total RSUs	Granted	Underlying Vested	Unvested Portion	of cash award
Name	Granted	(in thousands)	Portion of RSUs	of RSUs	(in thousands)
Dr. Biing-Seng Wu	22,550	344	45,100	—	344
Jordan Wu	94,947	—	47,474	142,420	—
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Hsiung-Ku Chen(1)	—	—	—	—	—
Dr. Liang-Gee Chen(2)	—	—	—	—	—
Jessica Pan	24,233	—	12,116	36,350	—
Norman Hung(3)	12,466	—	6,234	18,698	—

Hsien Chang Tsai(4)	9,255	141	18,510	—	141
Eric Li	5,814	89	11,628	—	89

(1) Hsiung-Ku Chen resigned as our independent director, with effect from August 16, 2022.

(2) Dr. Liang-Gee Chen was elected as our independent director, with effect from August 16, 2022.

(3) Norman Hung retired from our position of Executive Vice President, Sales and Marketing, with effect from September 30, 2022.

(4) Hsien Chang Tsai was appointed as our Vice President, Sales and Operations, with effect from September 1, 2022.

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

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su and Dr. Liang-Gee Chen. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su and Dr. Liang-Gee Chen. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Yan-Kuin Su and Dr. Liang-Gee Chen. We intend to follow Rule 5605(e)(1)(B) of the Nasdaq Rules which requires that nominations committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2020, 2021 and 2022, we had 2,056, 2,083 and 2,181 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2022:

Function	Number
Research and development(1)	1,453
Engineering and manufacturing(2)	285
Sales and marketing(3)	309
General and administrative	134
Total	2,181
Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display, Himax IGI and CMVT, our subsidiaries focused on design and manufacturing of WLO and LCoS products.
(3)	Includes field application engineers.

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

Duration. Generally, the plan will terminate five years from the effective date of the plan. But, the amended and restated 2011 Plan was 3rd amended and restated by extending its duration for three (3) years to September 6, 2025, which was approved by our shareholders at the annual general meeting held on August 16, 2022. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

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

We made grants of 3,987,509 RSUs to our employees on September 28, 2022. The vesting schedule for such RSU grants is as follows: 86.41% of the RSU grants vested immediately and were settled by cash in the amount of $17.5 million on the grant date, with the remainder vesting equally on each of September 30, 2023, 2024 and 2025, which will be settled by our ordinary shares, subject to certain forfeiture events.

Dividend Equivalents. Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the committee. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

On November 9, 2022, the Company's compensation committee made the unvested RSUs generally include forfeitable dividend-equivalent rights, which entitle holders of RSUs to the same dividend value per share as holders of common stock. The dividend-equivalent rights are subject to the same vesting and other terms and conditions as the underlying RSUs.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2023, by each of our directors and executive officers. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Number of Shares	Percentage of Shares
Name	Owned	Owned
Dr. Biing-Seng Wu	76,904,468	22.0%
Jordan Wu	7,399,077	2.1%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	*
Dr. Liang-Gee Chen	—	—
Jessica Pan	82,366	*
Hsien Chang Tsai	—	—
Eric Li	15,000	*
*	The sum of the number of ordinary shares held is less than 1.0% of our total outstanding shares.

None of our directors or executive officers has voting rights different from those of other shareholders.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

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

As of March 31, 2023, 348,833,050 of our shares were outstanding. We believe that, of such shares, 212,779,660 shares in the form of ADSs were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under our ADS deposit agreement. JPMorgan Chase Bank, N.A., advised us that, as of March 31, 2023, 106,389,830 ADSs, representing 212,779,660 common shares, were held of record by Cede & Co. and 8 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2023, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned(3)	Beneficially Owned(3)
Dr. Biing-Seng Wu(1)	76,904,468	22.0%
Whei-Lan Teng(2)	22,868,370	6.6%
All directors and executive officers as a group(3)	85,317,015	24.5%

Note:      (1)  Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns 55,600,790 ordinary shares and 20,039,838 ordinary shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co., Ltd., respectively, both of which are investment companies controlled by Dr. Biing-Seng Wu. Additionally, Dr. Biing-Seng Wu beneficially owns 474,259 ADSs purchased through Sanfair Asia Investments Ltd. in the open market according to his share purchase plan announced on December 3, 2021. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 76,904,468 ordinary shares, representing approximately 22.0% of the outstanding ordinary shares.

(2)	Whei-Lan Teng directly owns 1,335,548 ordinary shares. Whei-Lan Teng beneficially owns 4,120,370 ordinary shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,412,452 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 22,868,370 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 22,868,370 ordinary shares, representing approximately 6.6% of the outstanding ordinary shares.
(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 76,904,468 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited. As of December 31, 2021 and 2022, we made an interest free loan of $1.2 million and $1.2 million, respectively, to VST for short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2023. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company. In 2020, 2021 and 2022, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $1.4 million, $1.4 million and $1.05 million, respectively, which was charged to research and development expense. As of December 31, 2021 and 2022, the related payables were $1.4 million and $2.45 million, respectively.

Cheng Mei Materials Technology Corporation (CMMT)

CMMT is an equity method investor of CMVT, which became as a subsidiary of the Company from October 30, 2020. From acquisition date of CMVT to December 31, 2020, in 2021 and 2022, the purchase of raw materials from CMMT was $0.7 million, $3.5 million and $1.1 million, respectively. As of December 31, 2021 and 2022, the related payable resulting from the purchase of raw materials were $0.2 million and $0.3 million, respectively.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. On July 12, 2021, we paid a cash dividend in the amount of $47.4 million, or the equivalent of $0.272 per ADS. On July 12, 2022, we paid a cash dividend in the amount of $217.9 million, or the equivalent of $1.25 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2022.

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

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates is primarily the interest income generated by our cash deposited with banks. In addition, we are exposed to interest rate risks related to bank borrowings.

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2022, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2022 approximately 61% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time, we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2022, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2022, we received $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2022 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 6, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
April 6, 2023

Changes in Internal Control over Financial Reporting

In 2022, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2021 and 2022.

	Year ended December 31,
Services	2021	2022
Audit Fees(1)	$955,000	$805,000
Tax Fees(2)	19,000	44,000
All Other Fees(3)	7,000	7,000
Total	$981,000	$856,000

Note:     (1)   Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax Fees. This category consists of fees in relation to transfer pricing reports and tax compliance status.
(3)	All Other Fees. This category consists of fees in relation to audit of conflict mineral report.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. We concluded this share buyback program in the fourth quarter of 2012 and repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market. We did not conduct any repurchase under this program in 2022.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position as of December 31, 2021 and 2022.
(c)	Consolidated Statements of Profit or Loss for the years ended December 31, 2020, 2021 and 2022.
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2020, 2021 and 2022.
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2021 and 2022.
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022.
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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
4.1

Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016, 2nd Amended and Restated as of August 28th day, 2019 and 3rd Amended and Restated as of August 16th day, 2022. (Incorporated herein by reference to Exhibit 99.4 to the Registrant’s report of foreign private issuer on Form 6-k filed on June 15, 2022.)

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

Date: April 6, 2023

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 6, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment assessment of non-financial asset, excluding goodwill in the Wafer Level Optics cash generating unit

As discussed in Note 14 and 15 to the consolidated financial statements, the balance of other intangible assets and property, plant and equipment were $1,094 thousand and $126,138 thousand, respectively as of December 31, 2022, a portion of which related to the Wafer Level Optics cash generating unit (“CGU”). The Company’s non-financial assets excluding goodwill are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, impairment assessment will be performed by comparing the carrying amount of the CGU with its recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. The value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

We identified the impairment assessment of non-financial assets excluding goodwill in the Wafer Level Optics CGU as a critical audit matter because of the high degree of subjective auditor’s judgment required in evaluating the forecasted future revenues and discount rate assumptions and minor changes to those assumptions could have a significant effect on the Company’s impairment assessment of non-financial assets in the Wafer Level Optics CGU. In addition, the evaluation of the discount rate involved specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process of non-financial assets excluding goodwill, including controls related to the determination of forecasted future revenues and the assumptions used to develop the discount rate. We evaluated the Company’s forecasted future revenues by comparing available subsequent purchase orders and industry revenue forecast. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast future revenues. We performed sensitivity analyses over the forecasted future revenues and discount rate to assess their impact on the recoverable amount of the CGU. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against an estimated discount rates developed independently based on market data and inputs.

/s/KPMG

We have served as the Company’s auditor since 2001.

Hsinchu, Taiwan

April 6, 2023

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2021 and 2022

(in thousands of US dollars)

		December 31,	December 31,
	Note	2021	2022
Assets
Current assets:
Cash and cash equivalents	7, 23	$336,024	221,581
Financial assets at amortized cost	8, 23	26,013	8,314
Financial assets at fair value through profit or loss	9, 23	2,345	-
Accounts receivable, net (including related parties)	11, 23, 26	410,211	261,148
Inventories	12	198,600	370,933
Income taxes receivable	23	54	31
Restricted deposit	17, 23, 27	154,100	369,300
Other receivable from related parties	23, 26	1,217	1,224
Other current assets	23	64,280	104,277
Total current assets		1,192,844	1,336,808

Financial assets at fair value through profit or loss	9, 23	13,668	15,350
Financial assets at fair value through other comprehensive income	10, 23	410	279
Equity method investments	13	3,302	6,533
Property, plant and equipment, net	15, 18, 27, 29, 30	133,236	126,138
Deferred tax assets	22	7,191	11,797
Goodwill	4(k)	28,138	28,138
Other intangible assets, net	6, 14, 30	6,617	1,094
Restricted deposit	23, 27	36	32
Refundable deposits	23	199,982	162,968
Other non-current assets	19	17,770	12,621
		410,350	364,950
Total assets		$1,603,194	1,701,758

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2021 and 2022

(in thousands of US dollars)

		December 31,	December 31,
	Note	2021	2022
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	18, 23, 27	$6,000	6,000
Short-term secured borrowings	17, 23, 27	151,400	369,300
Accounts payable (including related parties)	23, 26	248,425	122,042
Income taxes payable	22	96,552	69,383
Other payable to related parties	23, 26	1,641	2,568
Contract liabilities-current	29	37,663	49,167
Other current liabilities	5, 15, 16, 23	59,544	75,535
Total current liabilities		601,225	693,995
Long-term unsecured borrowings	18, 23, 27	46,500	40,500
Deferred tax liabilities	22	965	691
Contract liabilities-non-current	29	10,221	-
Other non-current liabilities	15, 19, 23	72,301	72,751
Total liabilities		731,212	807,937

Equity
Ordinary shares	21	107,010	107,010
Additional paid-in capital	21	108,841	112,249
Treasury shares		(5,761)	(5,594)
Accumulated other comprehensive income	21	(666)	(218)
Retained earnings		660,300	679,125
Equity attributable to owners of Himax Technologies, Inc.		869,724	892,572
Noncontrolling interests	21	2,258	1,249
Total equity		871,982	893,821
Total liabilities and equity		$1,603,194	1,701,758

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars, except per share data)

	Note	2020	2021	2022

Revenues:
Revenues from third parties, net		$887,282	1,546,972	1,201,124
Revenues from related parties, net		-	125	215
Total revenues	26, 29	887,282	1,547,097	1,201,339

Costs and expenses:
Cost of revenues	12, 19, 20, 26, 30	666,501	798,519	714,233
Research and development	19, 20, 26, 30	122,265	151,386	175,557
General and administrative	19, 20, 26, 30	23,915	29,281	28,503
Reversal of credit losses	11	-	(190)	-
Sales and marketing	19, 20, 26, 30	16,675	23,080	25,459

Total costs and expenses		829,356	1,002,076	943,752

Operating income		57,926	545,021	257,587

Non operating income (loss):
Interest income		967	876	4,813
Changes in fair value of financial assets at fair value through profit or loss	9, 23	472	(284)	1,246
Foreign currency exchange gains (losses), net		(327)	1,096	5,506
Finance costs		(1,705)	(1,074)	(2,783)
Share of losses of associates	13	(638)	(1,392)	(743)
Other income	6	177	349	10,939
		(1,054)	(429)	18,978
Profit before income taxes		56,872	544,592	276,565
Income tax expense	22	11,712	110,657	41,098
Profit for the year		45,160	433,935	235,467
Loss attributable to noncontrolling interests		1,974	2,961	1,515
Profit attributable to Himax Technologies, Inc. stockholders		$47,134	436,896	236,982

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.14	1.25	0.68
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.14	1.25	0.68
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$0.27	2.50	1.36
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$0.27	2.50	1.36

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars)

	Note	2020	2021	2022

Profit for the year		$45,160	433,935	235,467
Other comprehensive income:
Items that will not be reclassified to profit or loss:	19, 21, 22, 23
Remeasurements of defined benefit pension plans		(214)	165	684
Unrealized gain (loss) on financial assets at fair value through other comprehensive income		65	(181)	152
Income tax related to items that will not be reclassified subsequently		38	(27)	(107)
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences		556	(72)	(157)
Other comprehensive income for the year, net of tax		445	(115)	572
Total comprehensive income for the year		45,605	433,820	236,039
Total comprehensive income attributable to noncontrolling interests		1,933	2,958	1,391
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$47,538	436,778	237,430

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Balance at January 1, 2020	356,700	$107,010	105,150	(12,332)	(8,764)	(952)	230,543	432,987	(1,743)	431,244
Profit (loss) for the year	-	-	-	-	-	-	47,134	47,134	(1,974)	45,160
Other comprehensive income	-	-	-	-	-	404	-	404	41	445
Total comprehensive income for the year	-	-	-	-	-	404	47,134	47,538	(1,933)	45,605
Contributions by and distributions to owners
Share-based compensation expenses	-	-	755	-	-	-	-	755	8	763
Restricted stock vested	-	-	(11)	16	11	-	-	-	-	-
Employee stock options exercised	-	-	1,408	3,150	2,237	-	-	3,645	-	3,645
	-	-	2,152	3,166	2,248	-	-	4,400	8	4,408
Changes in ownership interests
New shares issued by subsidiaries	-	-	(34)	-	-	-	(4,740)	(4,774)	8,695	3,921
Dilution gain of equity method investment	-	-	25	-	-	-	-	25	-	25
Declaration of cash dividends by subsidiary	-	-	-	-	-	-	-	-	(4)	(4)
	-	-	(9)	-	-	-	(4,740)	(4,749)	8,691	3,942
Balance at December 31, 2020	356,700	$107,010	107,293	(9,166)	(6,516)	(548)	272,937	480,176	5,023	485,199

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity

Profit (loss) for the year	-	-	-	-	-	-	236,982	236,982	(1,515)	235,467
Other comprehensive income	-	-	-	-	-	448	-	448	124	572
Total comprehensive income for the year	-	-	-	-	-	448	236,982	237,430	(1,391)	236,039
Contributions by and distributions to owners
Declaration of cash dividends, $0.625 per share	-	-	-	-	-	-	(217,873)	(217,873)	-	(217,873)
Share-based compensation expenses	-	-	2,664	-	-	-	-	2,664	140	2,804
Restricted stock vested	-	-	(167)	236	167	-	-	-	-	-
	-	-	2,497	236	167	-	(217,873)	(215,209)	140	(215,069)
Changes in ownership interests
New shares issued by subsidiary	-	-	115	-	-	-	-	115	445	560
Dilution gain of equity method investment	-	-	796	-	-	-	-	796	-	796
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	-	-	-	-	-	-	(104)	(104)	(197)	(301)
Disposal of financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(180)	(180)	(6)	(186)
	-	-	911	-	-	-	(284)	627	242	869
Balance at December 31, 2022	356,700	$107,010	112,249	(7,866)	(5,594)	(218)	679,125	892,572	1,249	893,821

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars)

	2020	2021	2022
Cash flows from operating activities:
Profit for the year	$45,160	433,935	235,467
Adjustments for:
Depreciation and amortization	23,596	21,342	21,342
Reversal of credit losses recognized on accounts receivable	-	(190)	-
Gain on disposal of subsidiary	-	-	(10,694)
Share-based compensation expenses	763	700	3,096
Gains on disposal of property, plant and equipment, net	(244)	(147)	-
Changes in fair value of financial assets at fair value through profit or loss	(472)	284	(1,246)
Interest income	(967)	(876)	(4,813)
Finance costs	1,705	1,074	2,783
Income tax expense	11,712	110,657	41,098
Share of losses of associates	638	1,392	743
Inventories write downs	11,919	9,448	22,211
Unrealized foreign currency exchange gains	(239)	(953)	(2,883)
	93,571	576,666	307,104
Changes in:
Accounts receivable (including related parties)	(78,297)	(166,395)	146,870
Inventories	24,772	(99,341)	(194,544)
Other receivable from related parties	-	(17)	(7)
Other current assets	(2,881)	(7,633)	10,099
Other non-current assets	-	(19,460)	-
Accounts payable (including related parties)	57,335	74,954	(124,870)
Other payable to related parties	352	(931)	927
Contract liabilities	4,720	41,262	1,283
Other current liabilities	1,134	13,736	1,831
Other non-current liabilities	5,350	(4,697)	3,972
Cash generated from operating activities	106,056	408,144	152,665
Interest received	1,066	852	4,525
Interest paid	(1,811)	(1,074)	(2,783)
Income tax paid	(2,701)	(19,646)	(71,499)
Net cash provided by operating activities	102,610	388,276	82,908

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2020, 2021 and 2022

(in thousands of US dollars)

	2020	2021	2022
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(5,786)	(7,562)	(11,797)
Proceeds from disposal of property, plant and equipment	249	-	-
Acquisitions of intangible assets	(87)	(468)	(331)
Acquisitions of financial assets at amortized cost	(3,829)	(25,362)	(8,763)
Proceeds from disposal of financial assets at amortized cost	6,735	8,011	25,823
Acquisitions of financial assets at fair value through profit or loss	(19,743)	(23,417)	(108,374)
Proceeds from disposal of financial assets at fair value through profit or loss	12,068	29,141	110,283
Proceeds from disposal of subsidiary	-	-	14,769
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	-	96
Acquisition of a subsidiary, net of cash acquired	1,302	-	-
Proceeds from capital reduction of investment	32	151	-
Acquisitions of equity method investments	(792)	(598)	(3,264)
Increase in refundable deposits	(13,992)	(213,056)	(6,144)
Releases (pledges) of restricted deposit	(8)	(2,595)	2,700
Cash received in advance from disposal of land	1,486	3,075	-
Net cash provided by (used in) investing activities	(22,365)	(232,680)	14,998
Cash flows from financing activities:
Payments of cash dividends	(4)	(47,424)	(217,873)
Proceeds from issuance of new shares by subsidiaries	884	-	487
Purchases of subsidiary shares from noncontrolling interests	-	(1,627)	(301)
Proceeds from short-term unsecured borrowings	208,137	15,000	-
Repayments of short-term unsecured borrowings	(265,355)	(15,000)	-
Proceeds from long-term unsecured borrowings	60,000	-	40,000
Repayments of long-term unsecured borrowings	(1,500)	(6,000)	(46,000)
Proceeds from short-term secured borrowings	278,000	611,600	1,212,700
Repayments of short-term secured borrowings	(338,000)	(564,200)	(994,800)
Release (pledge) of restricted deposit	60,000	(47,400)	(217,900)
Payment of lease liabilities	(2,608)	(4,668)	(4,294)
Guarantee deposits received	-	54,050	16,913
Proceeds from exercise of employee stock options	3,707	1,182	-
Net cash provided by (used in) financing activities	3,261	(4,487)	(211,068)
Effect of foreign currency exchange rate changes on cash and cash equivalents	377	(23)	(1,281)
Net increase (decrease) in cash and cash equivalents	83,883	151,086	(114,443)
Cash and cash equivalents at beginning of year	101,055	184,938	336,024
Cash and cash equivalents at end of year	$184,938	336,024	221,581

The accompanying notes are an integral part of these consolidated financial statements

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

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

The consolidated financial statements were authorized for issuance by the Board of Directors on April 6, 2023.

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

For the years ended December 31, 2020, 2021 and 2022

Note 3.  Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB

Amendments to IFRS 3 "Reference to the Conceptual Framework"	January 1, 2022
Amendments to IAS 16 "Property, Plant and Equipment-Proceeds before Intended Use"	January 1, 2022
Amendments to IAS 37 "Onerous Contracts-Cost of Fulfilling a Contract"	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022

The Company believes that the adoption of the above IFRSs did not have a material impact on its consolidated financial statements.

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

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
IFRS16 "Requirements for Sale and Leaseback Transactions"	January 1, 2024
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 "Non-current Liabilities with Covenants"	January 1, 2024
IFRS 17 "Insurance Contracts"	January 1, 2023
Amendments to IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 "Initial Application of IFRS 17 and IFRS 9 - Comparative Information"	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

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

For the years ended December 31, 2020, 2021 and 2022

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

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
			Jurisdiction of	December 31,	December 31,
Investor	Subsidiary	Main activities	Incorporation	2021	2022
Himax Technologies, Inc.	Himax Technologies Limited ("Himax Taiwan")	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	83.54%	83.54%
Himax Display, Inc.	Integrated Microdisplays Limited	LCoS design	Hong Kong	83.54%	83.54%
Himax Display, Inc.	Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	83.54%	83.54%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies Limited	Himax Imaging, Ltd. ("Imaging Taiwan")	IC design and sales	ROC	98.42%	98.42%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	98.42%	98.42%
Himax Technologies Limited	Himax Media Solutions, Inc. (1)	ASIC service	ROC	99.22%	—
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	67.49%	62.26%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	Emza Visual Sense Ltd.(2)	Visual sensors and efficient machine vision algorithm	Israel	100.00%	—
Himax Technologies Limited	CM Visual Technology Corp.	Omniwide film products design and sales	ROC	66.71%	66.71%

Note (1): For management purpose, Himax Media Solutions, Inc. was merged into Himax Technologies Limited on May 3, 2022.

Note (2): On October 25, 2022, Himax Technologies Limited disposed its 100% shareholdings in Emza Visual Sense Ltd. (“EMZA”).  Refer to Note 6 for further details.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Principal Activities

The Company is a fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, the Company designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEye smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance, AIoT, etc.

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

For the years ended December 31, 2020, 2021 and 2022

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

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost (including accounts receivable).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and contract assets, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

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

For the years ended December 31, 2020, 2021 and 2022

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

For the years ended December 31, 2020, 2021 and 2022

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

For the years ended December 31, 2020, 2021 and 2022

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 8.05% and 11.98% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2021 and 2022, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 13.33% and 15.34% as of December 31, 2021 and 2022, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.46% and 2.18% used in the test for both CGUs as of December 31, 2021 and 2022, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2020, 2021 and 2022, the Company did not recognize any impairment loss on goodwill.

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

For the years ended December 31, 2020, 2021 and 2022

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The annual discount rate was 11.40% in its test of non-financial assets impairment with an indefinite useful life for CMOS CGU as of December 31, 2021, based on industry weighted average cost of capital. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.46% used in the test as of December 31, 2021. The key assumptions abovementioned represents the management's forecast of the future for the related industry by considering the history information from internal and external sources.

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

For the years ended December 31, 2020, 2021 and 2022

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

For the years ended December 31, 2020, 2021 and 2022

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2020	2021	2022

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$47,134	436,896	236,982
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	345,708	349,228	349,448
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.14	1.25	0.68
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.27	2.50	1.36

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Contingently issuable ordinary shares underlying the unvested RSUs and employee stock options granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2020	2021	2022

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$47,134	436,896	236,982
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	345,708	349,228	349,448
Unvested RSUs (in thousands)	-	505	187
Employee stock options (in thousands)	1,058	-	-
	346,766	349,733	349,635
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.14	1.25	0.68
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.27	2.50	1.36

Note (1): As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.  The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two.  Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2020, 2021 and 2022 is 172,854 thousand, 174,614 thousand and 174,724 thousand, respectively.  Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2020, 2021 and 2022 is 173,383 thousand, 174,867 thousand and 174,817 thousand, respectively.  The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

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

For the years ended December 31, 2020, 2021 and 2022

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

For the years ended December 31, 2020, 2021 and 2022

Note 5.  Acquisition

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

Note 6.  Disposal of subsidiary

The Company had disposed its 100% shareholdings in EMZA to a third party with a consideration of $15,092 thousand netting disposal related cost in October 2022.  The Company derecognized EMZA from the date of disposal as its subsidiary.  The Company derecognized the assets, liabilities and the related equity components of EMZA, and recognized a gain on disposal of $10,694 thousand, and recorded it as other income.

The carrying amount of assets and liabilities of EMZA on the date of disposal was as follow:

EMZA
(in thousands)
Cash	$323
Current assets, other than cash	2,241
Property, plant and equipment	179
Other intangible assets	4,436
Other non-current assets	587
Other current and non-current liabilities	(4,148)
Net assets disposed of	$3,618

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 7.  Cash and Cash Equivalents

	December 31,	December 31,
	2021	2022

	(in thousands)

Cash, demand deposits and checking accounts	$333,524	217,181
Time deposits with less than three months maturity date	2,500	4,400
	$336,024	221,581

Refer to Note 23 and Note 24 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2021 and 2022, no cash and cash equivalents were pledged with banks as collaterals.

Note 8.  Financial Assets at Amortized Cost

	December 31,	December 31,
	2021	2022

	(in thousands)

Time deposit with original maturities more than three months	$26,013	8,314

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2021 and 2022 is due in one year or less.

As of December 31, 2021 and 2022, no financial assets at amortized cost were pledged with banks as collaterals.

Note 9.  Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2021 and 2022:

	December 31,	December 31,
	2021	2022

	(in thousands)
Money market fund	$2,345	-
Equity securities-unlisted company	13,668	15,350
	$16,013	15,350
Current	$2,345	-
Non-current	13,668	15,350
	$16,013	15,350

Net gain (loss) of $472 thousand, ($284) thousand and $1,246 thousand was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 10.  Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2020, 2021 and 2022, were $32 thousand, $151 thousand and $283 thousand, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2021 and 2022, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

Note 11. Accounts Receivable, net (including related parties)

	December 31,	December 31,
	2021	2022

	(in thousands)
Accounts receivable	$410,140	261,112
Accounts receivable from related parties	71	36
Less: Loss allowance	-	-
	$410,211	261,148

As of December 31, 2021 and 2022, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2021
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$408,415	0%	$—
Past due within 30 days	795	0%	—
Past due 31‑60 days	924	0%	—
Past due 61‑90 days	77	0%	—
Past due 91‑120 days	-	0%	—
Past due over 121 days	-	100.00%	—
	$410,211		$—

	December 31, 2022
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$258,974	0%	$-
Past due within 30 days	1,884	0%	-
Past due 31‑60 days	121	0-32.15%	-
Past due 61‑90 days	75	0-47.02%	-
Past due 91‑120 days	94	0-77.69%	-
Past due over 121 days	-	100.00%	-
	$261,148		$-

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

As of December 31, 2021, the Company recognized a reversal of credit losses amounting to $190 thousand for accounts receivable due to recovery.  There were no changes in loss allowance as of December 31, 2022.

The activity in the loss allowance is as follows:

Loss Allowance

	Balance at		Amounts
	Beginning	Charges to	utilized /	Balance at
Period	of year	earnings	write-offs	end of year

	(in thousands)

Year 2020	$190	-	-	190
Year 2021	$190	(190)	-	-
Year 2022	$-	-	-	-

Note 12. Inventories

	December 31,	December 31,
	2021	2022

	(in thousands)

Finished goods	$53,884	63,425
Work in process	107,355	169,166
Raw materials	36,963	138,086
Supplies	398	256
	$198,600	370,933

The amounts of inventories that were charged to cost of revenues were $654,582 thousand, $789,071 thousand and $692,022 thousand, for the years ended December 31, 2020, 2021 and 2022, respectively, and the charges for inventories written down to net realizable value amounted to $11,919 thousand, $9,448 thousand and $22,211 thousand, for the years ended December 31, 2020, 2021 and 2022, respectively, which were also included in cost of revenues.

As of December 31, 2021 and 2022, none of the Company’s inventories was pledged as collateral.

Note 13. Equity Method Investments

Associates consisted of the following:

			December 31, 2021		December 31, 2022
		Place of
		Incorporation
Name of	Principal	and	Carrying	Holding	Carrying	Holding
Associate	Activities	Operation	amount	%	amount	%
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$-	42.01	$-	35.72
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	174	6.25	315	4.93
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	Kunshan, China	2,671	49.00	2,635	49.00
Guangzhou Pixtalks Information Technology Co., Ltd.	3D structured light module	Guangzhou, China	457	22.50	285	29.50
Prilit Optronics, Inc.	LCD panel components manufacturing	Tainan, Taiwan	-	-	3,298	15.00
			$3,302		$6,533

Prilit Optronics, Inc. was purchased with original investment amount of $3,264 thousand in October 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2020	2021	2022

	(in thousands)

The Company’s share of losses of associates	$(638)	(1,392)	(743)
The Company’s share of other comprehensive income of associates	$58	55	(86)
The Company’s share of total comprehensive income of associates	$(580)	(1,337)	(829)

The Company has not recognized losses of nil, $24 thousand and $302 thousand in relation to its interest in Ganzin Technology Corp. for the year ended December 31, 2020, 2021 and 2022, respectively, because the Company has no obligation in respect of the losses. As of December 31, 2022, the cumulative unrecognized losses in relation to the Company’s interest in Ganzin Technology Corp. was $326 thousand.

As of December 31, 2021 and 2022, none of the Company’s equity method investments was pledged as collateral.

Note 14. Other Intangible Assets

	Technology	Software	Others	Total

	(in thousands)
Cost
Balance at January 1, 2021	$13,171	5,506	3,444	22,121
Additions	-	468	-	468
Disposals	-	(332)	-	(332)
Effect of exchange rate changes	-	22	(21)	1
Balance at December 31, 2021	13,171	5,664	3,423	22,258
Additions	-	331	-	331
Disposals	-	(8)	-	(8)
Disposal of subsidiary	(6,282)	-	(2,182)	(8,464)
Effect of exchange rate changes	-	(18)	(69)	(87)
Balance at December 31, 2022	$6,889	5,969	1,172	14,030

Accumulated Amortization
Balance at January 1, 2021	$8,786	5,092	367	14,245
Amortization for the year	1,105	452	181	1,738
Disposals	-	(332)	—	(332)
Effect of exchange rate changes	-	21	(31)	(10)
Balance at December 31, 2021	9,891	5,233	517	15,641
Amortization for the year	887	323	168	1,378
Disposals	-	(8)	-	(8)
Disposal of subsidiary	(3,889)	-	(139)	(4,028)
Effect of exchange rate changes	-	(17)	(30)	(47)
Balance at December 31, 2022	$6,889	5,531	516	12,936

Carrying amounts
At December 31, 2021	$3,280	431	2,906	6,617
At December 31, 2022	$-	438	656	1,094

Others in other intangible assets includes the acquired trademark $1,800 thousand with an indefinite useful life. The Company derecognized the trademark $1,800 thousand with the disposal of subsidiary in October 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7	years
Software	2-10	years
Others (except for trademark)	7-15	years

Note 15. Property, Plant and Equipment

(a)

							Prepayments
							for purchase
				Research	Office		of equipment
		Building		and	furniture		and
		and		development	and		construction
	Land	improvements	Machinery	equipment	equipment	Others	in progress	Total

	(in thousands)
Cost
Balance at January 1, 2021	$41,828	75,403	74,956	45,487	14,657	33,248	852	286,431
Additions	-	60	1,705	4,565	731	13,307	447	20,815
Transfers	-	-	783	69	-	-	(852)	-
Disposals	-	(79)	(5)	(895)	(2,286)	(106)	-	(3,371)
Effect of exchange rate changes	-	(1)	2	1	25	(7)	-	20
Balance at December 31, 2021	41,828	75,383	77,441	49,227	13,127	46,442	447	303,895
Additions	-	1,129	2,730	1,946	1,301	4,030	2,210	13,346
Transfers	-	—	335	112	-	-	(447)	-
Disposals	-	(37)	(2)	(1,861)	(152)	(2,163)	-	(4,215)
Disposal of subsidiary	-	-	-	-	(103)	(225)	-	(328)
Effect of exchange rate changes	-	-	-	-	(168)	(371)	-	(539)
Balance at December 31, 2022	$41,828	76,475	80,504	49,424	14,005	47,713	2,210	312,159

Accumulated Depreciation
Balance at January 1, 2021	$-	24,647	57,576	39,283	12,076	20,775	-	154,357
Depreciation for the year	-	4,232	5,824	2,551	1,048	5,949	-	19,604
Disposals	-	(79)	(5)	(895)	(2,286)	(89)	-	(3,354)
Effect of exchange rate changes	-	-	-	2	21	29	-	52
Balance at December 31, 2021	-	28,800	63,395	40,941	10,859	26,664	-	170,659
Depreciation for the year	-	4,212	4,964	3,125	1,132	6,531	-	19,964
Disposals	-	(37)	(2)	(1,861)	(152)	(1,969)	-	(4,021)
Disposal of subsidiary	-	-	-	-	(57)	(92)	-	(149)
Effect of exchange rate changes	-	-	-	-	(141)	(291)	-	(432)
Balance at December 31, 2022	$-	32,975	68,357	42,205	11,641	30,843	-	186,021

Carrying amounts
At December 31, 2021	$41,828	46,583	14,046	8,286	2,268	19,778	447	133,236
At December 31, 2022	$41,828	43,500	12,147	7,219	2,364	16,870	2,210	126,138

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

The Company incurred non-cash capital expenditures of $2,016 thousand, $3,608 thousand and $2,551 thousand in the years ended December 31, 2020, 2021 and 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

For the years ended December 31, 2020, 2021 and 2022, the Company did not recognize any impairment loss on property, plant and equipment.

Information on property, plant and equipment that were pledged to bank as collateral is provided in Note 27.

(b)   Lease Arrangements

(i)    Right-of-use assets

Addition to right-of-use assets during 2021 and 2022 were $11,247 thousand and $2,395 thousand, respectively. The carrying amounts of right-of-use assets for offices and buildings lease included in Others in property, plant and equipment was $16,660 thousand and $13,863 thousand as of December 31, 2021 and 2022, respectively. Depreciation expense of right-of-use assets amounted to $2,619 thousand, $4,554 thousand and $4,810 thousand in 2020, 2021 and 2022, respectively.

(ii)    Lease liabilities

	December 31,	December 31,
	2021	2022

	(in thousands)
Current portion (classified under other current liabilities)	$4,602	4,218
Non-current portion (classified under other non-current liabilities)	11,258	7,457
	$15,860	11,675

(iii)    Additional lease information

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Expenses relating to short-term leases	$258	162	364
Expenses relating to low-value asset leases	$230	342	113
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$2,018	1,874	2,920

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2021	2022

	(in thousands)

Balance at beginning of year	$10,454	15,860
Change from financing activities:
Payment of lease liabilities	(4,668)	(4,294)
Total change from financing activities	(4,668)	(4,294)
Other changes:
New lease	11,247	2,395
Interest expense	213	222
Interest paid	(213)	(222)
Lease modifications	-	(194)
Disposal of subsidiary	-	(138)
Effect of exchange rate changes	(1,173)	(1,954)
Total liability-related other changes	10,074	109
Balance at end of year	$15,860	11,675

Note 16. Other Current Liabilities

	December 31,	December 31,
	2021	2022

	(in thousands)

Accrued payroll and related expenses	$18,515	22,586
Guarantee deposit received	-	14,251
Accrued mask, mold fees and other expenses for RD	13,379	10,330
Payable for purchases of building and equipment	3,481	2,670
Accrued software maintenance	4,359	3,850
Allowance for sales discounts	1,570	2,180
Lease liabilities	4,602	4,218
Provision on onerous inventory contract	-	5,791
Accrued insurance, welfare expenses, professional fee and others	13,638	9,659
	$59,544	75,535

The activity in the sales discounts is as follows:

Allowance for sales discounts

	Balance at			Balance at
	beginning	Charges to	Amounts	end of
Period	of year	earnings	utilized	year

	(in thousands)

Year 2020	$896	8,791	(8,878)	809
Year 2021	$809	13,632	(12,871)	1,570
Year 2022	$1,570	26,830	(26,220)	2,180

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 17. Short-Term Borrowings

	December 31,	December 31,
	2021	2022

	(in thousands)
Secured borrowings	$151,400	369,300
Unused credit lines	$277,362	323,212
Interest rate-secured borrowings	0.32%~0.38%	0.35%~1.78%

As of December 31, 2021 and 2022, cash and time deposits totaling $151,400 thousand and $369,300 thousand are pledged as collateral, respectively.

As of December 31, 2022, unused credit lines will expire between May 2023 and October 2023. Among the unused credit lines, $190,700 thousand belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured	Secured
	borrowings	borrowings

	(in thousands)
January 1, 2021	$-	104,000
Change from financing activities:
Proceeds from borrowings	15,000	611,600
Repayments of borrowings	(15,000)	(564,200)
Total changes from financing activities	-	47,400
December 31,2021	-	151,400
Change from financing activities:
Proceeds from borrowings	-	1,212,700
Repayments of borrowings	-	(994,800)
Total changes from financing activities	-	217,900
December 31,2022	$-	369,300

Note 18. Long-Term Borrowings

	December 31,	December 31,
	2021	2022

	(in thousands)
Unsecured borrowings	$52,500	46,500
Less: current portion	(6,000)	(6,000)
Total	$46,500	40,500
Unused long-term credit lines	$40,000	83,500
Interest rate	0.62467%~ 0.73055%	5.48%
Duration	2020/8/4~ 2030/9/2	2020/8/4~ 2030/9/2

The Company entered into unsecured borrowings with Chang Hwa Bank, in the amount of $40,000 thousand on August 4, 2020 and $20,000 thousand on September 2, 2020, respectively, with a term of ten years.  Funding from long-term unsecured borrowings was used to repay the existing debts of financial institutions and broaden the Company’s working capital.

As of December 31, 2021 and 2022, for enhancing the guaranty, land and building and improvements totaling $67,810 thousand and $65,571 thousand are pledged as collateral.  Please refer to Note 27.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2021	2022

	(in thousands)
Balance at beginning of year	$58,500	52,500
Change from financing activities:
Proceeds from borrowings	-	40,000
Repayments of borrowings	(6,000)	(46,000)
Total changes from financing activities	(6,000)	(6,000)
Balance at end of year	$52,500	46,500

Note 19. Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.

Reconciliations of defined benefit obligation at present value and plan asset at fair value are as follows:

	December 31,	December 31,
	2021	2022

	(in thousands)

Present value of the defined benefit obligations	$3,489	3,060
Fair value of plan assets	(4,065)	(4,307)
Prepaid pension costs	$(576)	(1,247)

(i)    Plan assets

The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. As of December 31, 2022, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $4,307 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(ii)  Movements in present value of the defined benefit obligations

	Year ended December 31,
	2021	2022

	(in thousands)
Balance at beginning of year	$3,562	3,489
Service costs	-	4
Interest expense	15	27
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
-Changes in demographic assumptions	32	24
-Experience adjustment	116	167
-Change in financial assumptions	(253)	(551)
Effect of changes in exchange rates	17	(100)
Balance at end of year	$3,489	3,060

(iii)  Movements in the fair value of plan assets

	Year ended December 31,
	2021	2022

	(in thousands)
Balance at beginning of year	$3,952	4,065
Interest income	17	31
Remeasurements gain :
-Return on plan assets excluding interest income	60	305
Contributions paid by the employer	20	-
Effect of changes in exchange rate	16	(94)
Balance at end of year	$4,065	4,307

(iv)  Expenses recognized in profit or loss

	Year ended December 31,
	2020	2021	2022

	(in thousands)

Current service costs	$6	-	4
Interest income	(4)	(2)	(4)
	$2	(2)	-
Cost of revenues	$6	6	3
Research and development	(5)	(8)	(3)
General and administrative	1	-	-
Sales and marketing	-	-	-
	$2	(2)	-

(v)  Remeasurement of net defined benefit liability recognized in other comprehensive income

	Year ended December 31,
	2021	2022

	(in thousands)

Balance at beginning of year	$116	(22)
Recognized during the period	(138)	(577)
Balance at end of year	$(22)	(599)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(vi)  Actuarial assumptions

The principal actuarial assumptions were as follows:

	December 31,	December 31,
	2021	2022
Discount rate	0.82%-0.85%	1.4%-1.41%
Rate of increase in compensation levels	3.00%	3.00%

The Company expects to make contribution of $8 thousand to the defined benefit plans in the next year starting from January 1, 2023.

As at December 31, 2022, the weighted average duration of the defined benefits obligation was between 16 years to 17 years.

(vii)  Sensitivity analysis

Reasonably possible changes at December 31, 2021 and 2022 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2021		December 31, 2022
	+ 0.5%	- 0.5%	+ 0.5%	‑0.5%

	(in thousands)
Discount rate	(290)	319	(238)	261
Rate of increase in compensation levels	310	(285)	255	(235)

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2020, 2021 and 2022, based on the contribution called for were $3,330 thousand, $3,683 thousand and $3,828 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. Expenses recognized in 2020, 2021 and 2022, based on the contribution called for were nil, nil and $47 thousand, respectively.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $707 thousand, $1,695 thousand and $2,088 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.

Other foreign subsidiaries recognized pension expenses of $497 thousand, $617 thousand and $564 thousand for the years ended December 31, 2020, 2021 and 2022, respectively, for the defined contribution plans based on their respective local government regulations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

3.	Cash award

On September 28, 2021 and 2022, the Company’s compensation committee granted annual bonuses by cash payouts totaling $47,657 thousand and $19,346 thousand, respectively to the Company’s employees among which $1,582 thousand and $1,015 thousand, respectively was immediately vested on the grant date. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

The amounts of cash award expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2021	2022

	(in thousands)

Cost of revenues	$511	505
Research and development	5,876	20,792
General and administrative	678	2,250
Sales and marketing	1,223	4,147
Total compensation	$8,288	27,694
Income tax benefit	$1,444	5,641

Note 20. Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2020	2021	2022

	(in thousands)

Cost of revenues	$87	682	481
Research and development	4,467	17,662	15,345
General and administrative	368	2,367	2,193
Sales and marketing	603	3,163	2,612
Total compensation	$5,525	23,874	20,631
Income tax benefit	$1,176	4,896	4,201

(a)	Long-term Incentive Plan
(i)	Restricted share Units (RSUs)

On September 7, 2011, the Company’s shareholders approved a long-term incentive plan. The amended and restated plan was amended and restated by extending its duration to September 6, 2025, which was approved by the Company’s shareholders at the annual general meeting held on August 16, 2022. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

On September 28, 2022, the Company's compensation committee made grants of 3,987,509 RSUs to the Company's employees. The vesting schedule for the RSUs is as follows: 86.41% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $17,535 thousand, a subsequent 4.53% will vest on each of September 30, 2023, 2024 and 2025 which will be settled by the Company's ordinary shares, subject to certain forfeiture events.

On November 9, 2022, the Company's compensation committee made the unvested RSUs generally include forfeitable dividend-equivalent rights, which entitle holders of RSUs to the same dividend value per share as holders of common stock. The dividend-equivalent rights are subject to the same vesting and other terms and conditions as the underlying RSUs.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $10.93 per ADS, $5.76 per ADS, $3.44 per ADS, $10.39 per ADS and $5.09 per ADS on September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021 and September 28, 2022, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value

Balance at January 1, 2020	18,493	$7.34
Granted	1,402,714	3.44
Vested	(1,392,355)	3.47
Forfeited	(5,963)	6.57
Balance at December 31, 2020	22,889	3.88
Granted	2,604,545	10.39
Vested	(2,237,499)	10.37
Forfeited	(3,415)	4.38
Balance at December 31, 2021	386,520	10.17
Granted	3,987,509	5.09
Vested	(3,563,177)	5.25
Forfeited	(18,643)	10.15
Balance at December 31, 2022	792,209	6.71

As of December 31, 2022, the total compensation cost related to the unvested RSUs not yet recognized was $3,506 thousand. The weighted-average period over which it is expected to be recognized is 2.43 years.

In 2020, 2021 and 2022, the Company settled RSUs release with shares buyback of 16,302 shares, 14,264 shares and 235,910 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2020	2021	2022

	(in thousands)

Cost of revenues	$70	676	472
Research and development	3,924	17,592	15,097
General and administrative	319	2,343	1,934
Sales and marketing	520	3,149	2,497
Total compensation	$4,833	23,760	20,000
Income tax benefit	$1,044	4,896	4,201

(ii)	Employee stock options

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The 2019 plan has two years contractual life and one year vesting period. Based on the vesting schedule, 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. The Company recognized compensation expenses of $570 thousand in 2020. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses in the consolidated statements of profit or loss. Income tax benefits of $103 thousand are realized in the consolidated statements of profit or loss for employee stock options for the year ended December 31, 2020.

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

2019 plan
Valuation assumptions:
Expected dividend yield	3.5%
Expected volatility	51.96%-57.79%
Expected term (years)	1-1.5
Risk-free interest rate	1.69%-1.75%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of Units	price	term

Balance at January 1, 2020	2,226,690	$2.27	1.5
Granted	163,500	3.05	0.88
Exercised	(1,574,869)	2.32
Forfeited	(236,853)	2.30
Balance at December 31, 2020	578,468	2.36	0.54
Exercised	(524,387)	2.37
Expired	(54,081)	2.27
Balance at December 31, 2021	-	-	-
Exercisable at December 31, 2021	-	-	-

(b)	Employee stock options
(i)	On March 19, 2021, board of directors of CM Visual Technology Corp. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 3,000,000 shares of CM Visual Technology Corp.’ authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.36).

The 2021 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The Company recognized compensation expenses of $71 thousand and $76 thousand in 2021 and 2022, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2021 and 2022, respectively.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. CM Visual Technology Corp. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since CM Visual Technology Corp.’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 2 years and 5 years ROC central government bond at the time of grant.

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	43.82%
Expected term (years)	3.125
Risk-free interest rate	0.223%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	-	$-
Granted	2,791,000	0.36
Exercised	-	-
Forfeited	(120,000)	0.36
Balance at December 31, 2021	2,671,000	0.36	3.5
Forfeited	(380,000)	0.36
Balance at December 31, 2022	2,291,000	0.36	2.5
Exercisable at December 31, 2022	-	-	-

(ii)

On June 28, 2021, board of directors of Liqxtal Technology Inc. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 1,000,000 shares of Liqxtal Technology Inc.’ authorized but unissued ordinary shares. The exercise price was NT$18 (US$0.65).

The 2021 plan has one and half years contractual life and one year vesting period. Based on the vesting schedule, 100% of the options vest one year after the date of grant. The Company recognized compensation expenses of $43 thousand and $33 thousand in 2021 and 2022, respectively. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2021 and 2022, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	30.06%
Expected term (years)	1.25
Risk-free interest rate	0.107%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	-	$-
Granted	1,000,000	0.65
Exercised	-	-
Forfeited	(90,000)	0.65
Balance at December 31, 2021	910,000	0.65	1.0
Exercised	(840,000)	0.65
Forfeited	(70,000)	0.65
Balance at December 31, 2022	-	-	-
Exercisable at December 31, 2022	-	-	-

(iii)On January 28, 2022, board of directors of EMZA approved a plan to grant stock options, the 2022 Option Plan, to certain employees. This plan authorizes grants to purchase up to 179,690 shares of EMZA’s authorized but unissued ordinary shares. The exercise price was $20.49.

All Options granted under this 2022 Option Plan shall vest over a 4-year period, with 25% thereof vesting on the end of a 12-month period following the date of grant, and the remaining 75% thereof vesting in 12 equal portions at the end of each 3-month period thereafter. The Company recognized compensation expenses of $522 thousand in 2022, including 2022 Option Plan cancelled and recognized compensation expenses of $219 thousand. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2022.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. EMZA uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since EMZA's shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 5 years Israel non-indexed government bond at the time of grant.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

2022 Option Plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	54.05%
Expected term (years)	6.11
Risk-free interest rate	0.65%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2022	—	$—
Granted	150,940	20.49	6.11
Exercised	—	—
Forfeited	(1,797)	20.49
Cancelled	(149,143)	20.49
Balance at December 31, 2022	—	—	—
Exercisable at December 31, 2022	—	—	—

Note 21. Equity

(a)	Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2021 and 2022.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2021 and 2022. The outstanding ordinary shares were 348,597,140 shares and 348,833,050 shares at December 31, 2021 and 2022, respectively. 8,102,342 treasury shares and 7,866,432 treasury shares were held by the Company as of December 31, 2021 and 2022, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2021 and 2022 were as follows:

	December 31,	December 31,
	2021	2022

	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	6,911	6,744
From share-based compensation	8,051	10,715
From share of changes in equities of associates	538	1,449
	$108,841	112,249

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(c)	Earnings distribution

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2021 and 2022 amounted to $85,200 thousand and $131,490 thousand, respectively.

For the year ended December 31, 2022, the Company declared the cash dividend of $0.625 per share, totaling $217,873 thousand, and was paid on July 12, 2022.

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains	benefit	other
	currency	(losses) on	pension	comprehensive
	translation	securities	plans	income

	(in thousands)
Beginning balance, January 1, 2020	$(296)	(936)	280	(952)
Exchange differences arising on translation of foreign operations	512	-	-	512
Changes in fair value of financial assets	-	67	-	67
Remeasurement of defined benefit pension plans	-	-	(175)	(175)
Ending balance, December 31, 2020	216	(869)	105	(548)
Exchange differences arising on translation of foreign operations	(72)	-	-	(72)
Changes in fair value of financial assets	-	(179)	-	(179)
Remeasurement of defined benefit pension plans	-	-	133	133
Ending balance, December 31, 2021	144	(1,048)	238	(666)
Exchange differences arising on translation of foreign operations	(245)	-	-	(245)
Changes in fair value of financial assets	-	142	-	142
Remeasurement of defined benefit pension plans	-	-	551	551
Ending balance, December 31, 2022	$(101)	(906)	789	(218)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(e)	Noncontrolling interest

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Balance at the beginning of year	$(1,743)	5,023	2,258
Equity attributable to non-controlling interests
Loss for the year	(1,974)	(2,961)	(1,515)
Changes in fair value of financial assets	(2)	(2)	10
Remeasurement of defined benefit pension plans	(1)	5	26
Share-based compensation expenses	8	38	140
New shares issued by subsidiaries	8,695	-	445
Purchase of subsidiaries shares from noncontrolling interest	-	175	-
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	-	-	(197)
Disposal of financial assets at fair value through other comprehensive income	-	-	(6)
Exchange differences arising on translation of foreign operations	44	-	88
Declaration of cash dividends	(4)	(20)	-
Balance at the end of year	$5,023	2,258	1,249

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

According to the amendments to the ROC Statute for Industrial Innovation in July 2022, in addition to providing 3 year extension for the existing tax credits for smart machinery and 5G system expenditures, tax credit for cyber security expenditures was added as new incentive items. Tax credit for investment amount eligible for smart machinery and cyber security limited to 5% of expenditure for the current year or 3% of expenditure within 3 consecutive years. Tax credit for smart machinery and cyber security combined with R&D tax credit shall not exceed 50% of current year corporate income tax plus undistributed earnings tax payable.

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2020, 2021 and 2022 consists of the following:

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Current tax expense
Current period	$13,599	102,297	48,808
Adjustment for prior periods	(363)	12	(2,723)
	13,236	102,309	46,085

Deferred tax expense
Origination and reversal of temporary differences	370	310	(5,742)
Investment tax credits and operating loss carryforward	(1,894)	8,038	755
	(1,524)	8,348	(4,987)
Total income tax expense	$11,712	110,657	41,098

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2020, 2021 and 2022 consist of the following:

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$(38)	27	107

(c)

Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 20% compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:

	Years ended December 31,
	2020		2021		2022
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$56,872		$544,592		$276,565
Income tax expense calculated at the statutory rate	20.0%	11,374	20.0%	108,919	20.0%	55,313
Tax on undistributed earnings	3.0%	1,727	4.2%	22,648	3.9%	10,668
Tax benefit resulting from setting aside legal reserve from prior year’s income	-	-	-	(267)	(0.8)%	(2,215)
Tax benefit resulting from actual investment from prior year’s undistributed earnings	-	-	-	(161)	(0.1)%	(303)
Increase in tax credits	(12.1)%	(6,895)	(3.3)%	(17,934)	(5.6)%	(15,556)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards and investment tax credits	8.7%	4,954	0.7%	3,668	1.7%	4,706
Net of non-taxable income and non-deductible expense	0.2%	129	(2.0)%	(10,680)	(5.0)%	(13,728)
Changes in unrecognized tax benefits related to prior year tax positions	(1.2)%	(709)	0.5%	2,763	1.1%	3,003
Foreign tax rate differential	1.5%	881	0.2%	837	0.5%	1,370
Variance from audits, amendments and examinations of prior years’ income tax filings	(0.6)%	(363)	-	440	(0.1)%	(205)
Others	1.1%	614	-	424	(0.7)%	(1,955)
Income tax expense		$11,712		$110,657		$41,098
Effective tax rate	20.6%		20.3%		14.9%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(d)	As of December 31, 2021 and 2022, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2021	2022

	(in thousands)
Deferred tax assets:
Inventory	$2,955	5,335
Operating loss carryforward-statutory tax	755	-
Accrued compensated absences	901	926
Allowance for sales discounts	720	1,465
Depreciation	601	641
Unrealized foreign exchange loss	-	-
Others	1,259	3,430
	$7,191	11,797

Deferred tax liabilities:
Acquired intangible assets	$(756)	-
Remeasurement of defined benefit plans	(138)	(250)
Unrealized foreign exchange gain	(71)	(364)
Others	-	(77)
	$(965)	(691)

As of December 31, 2022, the Company has not provided for income taxes on undistributed earnings of approximately $1,282,075 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

(e)	Changes in deferred tax assets and liabilities were as follows:

			Recognized			Recognized
		Recognized	in other		Recognized	in other
	January 1,	in profit or	comprehensive	December	in profit or	comprehensive	December
	2021	loss	income	31, 2021	loss	income	31, 2022

	(in thousands)
Inventory	$4,426	(1,471)	-	2,955	2,380	-	5,335
Tax credit carryforwards	7,780	(7,780)	-	-	-	-	-
Operating loss carryforward	1,013	(258)	-	755	(755)	-	-
Accrued compensated absences	735	166	-	901	25	-	926
Allowance for sales discounts	411	309	-	720	745	-	1,465
Depreciation	561	40	-	601	40	-	641
Unrealized foreign exchange loss	162	(233)	-	(71)	(293)	-	(364)
Remeasurement of defined benefit plans	(107)	(4)	(27)	(138)	(5)	(107)	(250)
Acquired intangible assets	(1,014)	258	-	(756)	756	-	-
Others	634	625	-	1,259	2,094	-	3,353
Total	$14,601	(8,348)	(27)	6,226	4,987	(107)	11,106

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31,	December 31,
	2021	2022

	(in thousands)
Unused tax credits	$1,560	1,560
Unused operating loss carryforwards-statutory tax	246,023	206,259
Unused operating loss carryforwards-undistributed earnings tax	283,578	271,093
Others	30,364	29,413
	$561,525	508,325

As of December 31, 2022, the unused investment tax credits with its expiration year from 2023 to 2034 from US operations were $1,560 thousand.

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

As of December 31, 2022, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

		Unrecognized
	Deductible amount	deferred tax assets	Expiration year

	(in thousands)
Taiwan operations	$101,704	$20,341	2023~2027
	90,417	18,083	2028~2032
Hong Kong operations	1,815	150	Indefinitely
US operations	12,323	3,497	2024~Indefinitely
		$42,071

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2020. The income tax returns of 2021 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 23. Financial Instruments

(a)	Categories of financial instruments
(i)	Financial assets

	December 31,	December 31,
	2021	2022

	(in thousands)
Financial assets measured at fair value through profit or loss (including current and noncurrent)	$16,013	15,350
Financial assets measured at fair value through other comprehensive income	410	279
Measured at amortized cost:
Cash and cash equivalents	336,024	221,581
Financial assets at amortized cost	26,013	8,314
Accounts receivable and other receivables (including related parties)	423,357	268,418
Restricted deposit (including current and noncurrent)	154,136	369,332
Refundable deposits (including current and noncurrent)	231,415	237,475
Subtotal	1,170,945	1,105,120
Total	$1,187,368	1,120,749

(ii)	Financial liabilities

	December 31,	December 31,
	2021	2022

	(in thousands)
Measured at amortized cost:
Short-term secured borrowings	$151,400	369,300
Accounts payables and other payables (including related parties)	305,755	177,593
Long-term unsecured borrowings (including current portion)	52,500	46,500
Lease liabilities (including current and noncurrent)	15,860	11,675
Guarantee deposits	55,215	66,631
Total	$580,730	671,699

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

	Contractual	Within 6	6‑12			Over 5
(in thousands)	cash flows	months	months	1‑2 years	2‑5 years	years
December 31, 2021
Non-derivative financial liabilities
Short-term secured borrowings	$151,601	111,582	40,019	—	—	—
Long-term unsecured borrowings (including current portion)	54,015	3,167	3,159	6,287	18,624	22,778
Lease liabilities	16,174	2,460	2,298	3,881	7,513	22
Guarantee deposits	55,215	1,165	—	5,840	48,210	—
	$277,005	118,374	45,476	16,008	74,347	22,800
December 31, 2022
Non-derivative financial liabilities
Short-term secured borrowings	$369,658	369,658	—	—	—	—
Long-term unsecured borrowings (including current portion)	56,434	4,290	4,159	8,059	22,186	17,740
Lease liabilities	11,915	2,188	2,166	4,868	2,693	—
Guarantee deposits	66,631	14,532	—	52,099	—	—
	$504,638	390,668	6,325	65,026	24,879	17,740

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Currency risk

i.     Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

(in thousands)	December 31, 2021			December 31, 2022
	Foreign	Exchange	Functional	Foreign	Exchange	Functional
	currency	rate	currency	currency	rate	currency

Financial assets
Monetary items
NTD	447,596	27.68	16,170	333,733	30.71	10,867
CNY	36,450	6.3941	5,701	37,346	6.9669	5,360
JPY	29,279	115.0936	254	1,110,308	132.1429	8,402
Financial liabilities
Monetary items
NTD	3,450,959	27.68	124,672	2,900,734	30.71	94,456
JPY	1,459,700	115.0936	12,683	1,080,956	132.1429	8,180

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

ii.    Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, other receivable, accounts payable, other payable and lease liabilities that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD), CNY and JPY at December 31, 2021 and 2022, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $11,523 thousand and $7,801 thousand, respectively.

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

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2021 and 2022 by $131 thousand and $116 thousand, respectively.

(d)	Fair value information

i.     Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

ii.    Financial instruments measured at fair value

(1)   Fair value hierarchy

	December 31, 2021
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$2,345	2,345	—	—	2,345
Equity securities-unlisted company	13,668	—	—	13,668	13,668
Subtotal	16,013	2,345	—	13,668	16,013
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	410	—	—	410	410
Total	$16,423	2,345	—	14,078	16,423

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

	December 31, 2022
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Equity securities-unlisted company	$15,350	-	-	15,350	15,350
Subtotal	15,350	-	-	15,350	15,350
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	279	-	-	279	279
Total	$15,629	-	-	15,629	15,629

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

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2022. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)  Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2021 and 2022.

(4)  Movement in financial assets included in Level 3 of fair value hierarchy

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	Loss	Income	Total
January 1, 2021	$13,966	742	14,708
Disposal-capital reduction of investment	—	(151)	(151)
Recognized in other comprehensive income	—	(181)	(181)
Recognized in profit or loss	(298)	—	(298)
December 31, 2021	$13,668	410	14,078

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2022	$13,668	410	14,078
Addition	500	—	500
Disposal	—	(283)	(283)
Recognized in other comprehensive income	—	152	152
Recognized in profit or loss	1,182	—	1,182
December 31, 2022	$15,350	279	15,629

Note 24. Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2020, 2021 and 2022

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

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2020	2021	2022

Customer A and its affiliates	32.6%	32.1%	32.3%
Customer C	12.7%	19.1%	9.4%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,	December 31,
	2021	2022

Customer A and its affiliates	39.0%	31.5%
Customer C	12.1%	10.3%

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

At December 31, 2022, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

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

There were no changes in the Company’s approach to capital management during the year ended December 31,2022. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31,	December 31,
	2021	2022

	(in thousands)
Total liabilities	$731,212	807,937
Less: cash and cash equivalents	336,024	221,581
	$395,188	586,356
Equity attributable to owners of Himax Technologies, Inc.	$869,724	892,572

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 26. Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Viewsil Microelectronics (Kunshan) Limited (Viewsil)	Associates
Viewsil Technology Limited (VST)	Associates
Ganzin Technology Corp.	Associates
Prilit Optronics, Inc.(1)	Associates
Iris Optronics Co., Ltd.	Associates
Cheng Mei Materials Technology Corporation (CMMT)(2)	Other related parties
Ningbo Cheng Mei Materials Technology Co., Ltd.(2)	Other related parties

Note 1: It became equity method investee of the Company in October 2022.

Note 2: It became related parties from acquisition date of CMVT, October 30, 2020.

(b)	Significant transactions with related parties
(i)	Sales and accounts receivable

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Sales of goods
Other related parties	$—	125	215

	December 31,
	2021	2022

	(in thousands)
Accounts receivable
Other related parties	$71	36

(ii)	Purchase and accounts payable

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Purchase of raw materials
CMMT	$663	3,469	1,079
Other related parties	26	63	—
	$689	3,532	1,079

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

	December 31,
	2021	2022

	(in thousands)
Accounts payable
CMMT	$233	263
Other related parties	32	—
	$265	263

(iii)

The Company made an interest-free loan of $1,200 thousand and $1,200 thousand as of December 31, 2021 and 2022, respectively, to VST for its short-term funding needs. The loan is repayable on demand and the Company expects it will be repaid in full during 2023. The Company may consider providing further future loans to VST.

(iv)	Others

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Revenue from miscellaneous service
Associates	$—	63	181
Other related parties	—	3	9
	$—	66	190

Technical service fee
Viewsil	$1,400	1,400	1,050

Miscellaneous fee
CMMT	$84	791	496
Associates	—	4	—
	$84	795	496

	December 31,
	2021	2022

	(in thousands)
Other receivable
Associates	$14	24
Other related parties	3	—
	$17	24

Other payable
Viewsil	$1,400	2,450
Other related parties	241	118
	$1,641	2,568

(c)	Compensation of key management personnel

For the years ended December 31, 2021 and 2022, the aggregate cash compensation that the Company paid to the independent directors was $150 thousand and $150 thousand, respectively. The aggregate share-based compensation that the Company paid to the independent directors was nil.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The compensation to key management personnel for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Short-term employee benefits	$884	1,068	1,721
Post-employment benefits	9	12	11
Share-based compensation	41	671	363
	$934	1,751	2,095

Note 27. Pledged assets

		December 31,	December 31,
Pledged assets	Pledged to secure	2021	2022

		(in thousands)
Restricted cash and time deposit (1)	Short-term secured borrowings	$151,400	369,300
Restricted time deposits (1)	For foundry capacities	2,700	—
Restricted time deposits (1)	For customs duties	36	32
Land (2)	Long-term unsecured borrowings	27,500	27,500
Building and improvements (2)	Long-term unsecured borrowings	40,310	38,071
		$221,946	434,903

Note (1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note (2): Guarantee and collateral for long-term unsecured borrowings.

Note 28. Commitments and Contingencies

(a)	As of December 31, 2021 and 2022, the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $2,377 thousand and $24,525 thousand, respectively. As of December 31, 2021 and 2022, the remaining commitments were $2,030 thousand and $22,682 thousand, respectively.
(b)	As of December 31, 2022, amount of outstanding letters of credit for the purchase of machinery and equipment was $3,254 thousand.
(c)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.
(d)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.
(e)	The Company has entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. The Company’s purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $2,655 million and $2,088 million as of December 31, 2021 and 2022, respectively. Of obligations under above purchase orders and agreements, at December 31, 2022, $625 million is expected to be paid in the next 12 months. The refundable deposits of the long term contract for purchase agreements with suppliers amounts approximate $230 million and $237 million as of December 31, 2021 and 2022, respectively.
(f)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2022, management is not aware of any pending litigation against the Company.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

	Year Ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Segment revenues	$1,042,938	158,401	1,201,339
Segment operating income (loss)	$275,275	(17,688)	257,587
Non operating income, net			18,978
Consolidated profit before income taxes			$276,565
Significant noncash items:
Share-based compensation	$1,655	1,441	3,096
Depreciation and amortization	$8,261	13,081	21,342

The following tables summarize information pertaining to the segment revenues from customers in different geographic region (based on customer’s headquarter location):

	For the year ended December 31, 2020
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

China	$643,527	63,475	707,002
Taiwan	88,001	35,179	123,180
Other Asia Pacific (Philippines, Korea and Japan)	24,964	31,231	56,195
Europe and America	30	875	905
	$756,522	130,760	887,282

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

China	$1,149,442	111,656	1,261,098
Taiwan	167,728	51,378	219,106
Other Asia Pacific (Philippines, Korea and Japan)	44,272	21,912	66,184
Europe and America	—	709	709
	$1,361,442	185,655	1,547,097

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$828,754	96,675	925,429
Taiwan	149,037	26,507	175,544
Other Asia Pacific (Philippines, Korea, Japan and Israel)	64,523	25,735	90,258
Europe and America	624	9,484	10,108
	$1,042,938	158,401	1,201,339

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2020
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$240,789	—	240,789
Display drivers for small and medium-sized applications	515,733	—	515,733
Non-driver products	—	130,760	130,760
	$756,522	130,760	887,282

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$397,905	—	397,905
Display drivers for small and medium-sized applications	963,537	—	963,537
Non-driver products	—	185,655	185,655
	$1,361,442	185,655	1,547,097

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)

Display drivers for large-sized applications	$263,992	—	263,992
Display drivers for small and medium-sized applications	778,946	—	778,946
Non-driver products	—	158,401	158,401
	$1,042,938	158,401	1,201,339

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31,	December 31,
	2021	2022

	(in thousands)
Taiwan	$130,951	123,361
U.S.	1,163	1,595
China	662	834
Korea	343	245
Israel	65	—
Japan	52	103
	$133,236	126,138

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Driver IC segment:
Customer A and its affiliates	$264,700	443,930	347,794
Customer C	109,911	290,578	112,231
	$374,611	734,508	460,025
Non-driver products segment:
Customer A and its affiliates	$24,963	53,153	40,400
Customer C	2,593	4,639	1,165
	$27,556	57,792	41,565

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31,	December 31,
	2021	2022

	(in thousands)
Customer A and its affiliates	$160,107	82,144
Customer C	49,806	26,838
	$209,913	108,982

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31,	December 31,
	2021	2022

	(in thousands)
Contract liabilities-current	$37,663	49,167
Contract liabilities-non-current	$10,221	—

Revenue recognized in the current reporting period amounted to $30,759 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2022, the Company did not recognize an asset in relation to costs to fulfill a service contract.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Note 30. The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Recognized in cost of revenues	$6,935	6,093	5,586
Recognized in operating expenses	14,938	13,511	14,378
	$21,873	19,604	19,964

(b)	Amortization of intangible assets

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Recognized in cost of revenues	$57	78	93
Recognized in operating expenses	1,666	1,660	1,285
	$1,723	1,738	1,378

(c)	Employee benefits expense

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Salary	$88,149	126,976	142,564
Labor and health insurance	5,805	7,232	7,421
Pension	4,536	5,993	6,527
Others	4,867	6,608	6,431
	$103,357	146,809	162,943

Employee benefits expense summarized by function
Recognized in cost of revenues	$5,579	7,856	6,273
Recognized in operating expenses	97,778	138,953	156,670
	$103,357	146,809	162,943

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

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Condensed Statements of Financial Position

	December 31,	December 31,
	2021	2022

	(in thousands)
Cash	$972	2,946
Financial asset at amortized cost	5,659	5,330
Other current assets	516	529
Financial asset at fair value through profit or loss	12,269	13,290
Investments in subsidiaries and affiliates	1,228,969	1,473,234
Total assets	$1,248,385	1,495,329

Current liabilities	$885	132
Current portion of long-term unsecured borrowings	6,000	6,000
Short-term secured borrowings	151,400	369,300
Debt borrowing from a subsidiary	173,876	186,825
Long-term unsecured borrowings	46,500	40,500
Total equity	869,724	892,572
Total liabilities and equity	$1,248,385	1,495,329

Himax Technologies, Inc. had no guarantees as of December 31, 2021 and 2022.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Revenues	$—	—	—
Costs and expenses	704	1,037	486
Operating loss	(704)	(1,037)	(486)
Interest income	126	148	166
Changes in fair value of financial assets at fair value through profit or loss	427	(143)	1,021
Foreign currency exchange gains (losses), net	356	115	(487)
Finance costs	(3,629)	(1,320)	(4,944)
Share of profits of subsidiaries and affiliates	50,558	439,133	241,712
Profit before income taxes	47,134	436,896	236,982
Income tax expense	—	—	—
Profit for the year	$47,134	436,896	236,982

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2020	2021	2022

	(in thousands)

Profit for the year	$47,134	436,896	236,982
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	(213)	160	658
Unrealized gain (loss) on financial assets at fair value through other comprehensive income	67	(179)	142
Income tax related to items that will not be reclassified subsequently	38	(27)	(107)
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences	512	(72)	(245)
Other comprehensive income for the year, net of tax	404	(118)	448
Total comprehensive income for the year	$47,538	436,778	237,430

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2020, 2021 and 2022

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022

	(in thousands)
Cash flows from operating activities:
Profit for the year	$47,134	436,896	236,982
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	(427)	143	(1,021)
Interest income	(126)	(148)	(166)
Finance costs	3,629	1,320	4,944
Share of profits of subsidiaries and affiliates	(50,558)	(439,133)	(241,712)
Unrealized foreign currency exchange losses (gains)	(356)	(115)	493
	(704)	(1,037)	(480)
Changes in:
Other current assets	(267)	(72)	(19)
Other current liabilities	(71)	750	(689)
Cash generated from operating activities	(1,042)	(359)	(1,188)
Interest received	130	139	172
Interest paid	(730)	(858)	(2,561)
Net cash used in operating activities	(1,642)	(1,078)	(3,577)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(129)	(139)	(163)
Acquisitions of equity method investment	(758)	—	—
Net cash used in investing activities	(887)	(139)	(163)
Cash flows from financing activities:
Payments of cash dividends	—	(47,404)	(217,873)
Proceeds from long-term unsecured borrowings	60,000	—	—
Repayments of long-term unsecured borrowings	(1,500)	(6,000)	(6,000)
Proceeds from short-term secured borrowings	278,000	611,600	1,212,700
Repayments of short-term secured borrowings	(338,000)	(564,200)	(994,800)
Proceeds from issue of RSUs from subsidiaries	—	31	1,187
Proceeds from exercise of employee stock options	3,707	1,182	—
Proceeds from debt from a subsidiary	151,730	159,205	197,955
Repayments of debt from a subsidiary	(150,430)	(154,205)	(187,455)
Net cash provided by financing activities	3,507	209	5,714
Net increase (decrease) in cash	978	(1,008)	1,974
Cash at beginning of year	1,002	1,980	972
Cash at end of year	$1,980	972	2,946