Form 20-F
period 2023-12-31
Himax Technologies, Inc.
filed 2024-04-02
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

NO. 26, ZILIAN ROAD

XINSHI DISTRICT, TAINAN CITY 744092

TAIWAN, REPUBLIC OF CHINA

(Address of principal executive offices)

Jessica Pan

Chief Financial Officer

Telephone: +886-6-505-0880

E-mail: jessica_pan@himax.com.tw

Facsimile: +886-6-507-0038

No. 15, Zilian Road

Xinshi District, Tainan City 744092

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 349,448,102 Ordinary Shares.

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$30.62, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 29, 2023. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 29, 2024, the noon buying rate was $1.00 to NT$31.93.

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

“Panel Manufacturer” refers to panel manufacturers of either TFT-LCD or OLED panels, as well as those that produce both types collectively;

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

“we”, “us”, “our company”, “our”, “the Company” and “Himax” refers to Himax Technologies, Inc., its predecessor entities and subsidiaries;

“WiseEye AI Processor” refers to a Himax AI processor designed with power-efficient and multi-level power schemes for real-time motion detection, object detection and image processing, providing AI developers with possibilities of high performance and ultralow power. WiseEye1 is the first generation of WiseEye AI processor, where WiseEye2 is the second generation one.

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

We derive the majority of our net revenues from sales to the TFT-LCD and OLED panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2022 and 2023, 86.8% and 85.1% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD and OLED panels. We expect to continue to substantially depend on sales to the TFT-LCD and OLED panel industry for the foreseeable future. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels generally decline with time as a result of, among other factors, drop in demand for end products that incorporate TFT LCD and OLED panels, new capacity ramp-up or factory utilization improvement, technological advancements and cost reduction with the exception of the new high end and high-resolution products.

The merger of certain of our major customers could result in an increase in their bargaining power and therefore subject us to additional downward pricing pressure. We cannot assure you that in such periods in which we experience significant downward pricing pressure, we could sufficiently reduce costs to completely offset the loss of revenues. In addition, a severe and prolonged industry downturn could also result in higher risks to the collectability of our accounts receivable, the marketability and valuation of inventories, the impairment of our long-term non-financial assets, which consist of property, plant and equipment and intangible assets, and the stability of our supply chain. As a result, the cyclicality of the TFT-LCD and OLED panel industry could adversely affect our revenues, cost of revenues and results of operations.

Our strategy of expanding our product offerings to non-driver products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to non-driver products’ development, manufacturing and marketing to further diversify our product portfolio and improve gross margin as non-driver products may have higher gross margin than our driver products. Our non-driver technologies cover Timing controller (TCON), LCoS microdisplay, CMOS image sensor, wafer level optics (“WLO”), 3D sensing and ultralow power WiseEye smart image sensing, etc.

We offer TCON for large sized TV and monitor displays, automotive display and AMOLED panels. For our LCoS technology, at present our main focus areas for LCoS business are AR goggle devices, projectors and head-up-displays (HUD) for automotive. For CMOS image sensor business, in addition to the current shipment for human vision applications, including notebook, multimedia and smart home cameras, we also extend the sensor business in machine vision application for the broad AI market. Our AoS CMOS image sensor is designed with proprietary architectures, readout, and pixel, where the corresponding algorithms are integrated to contribute the always-on feature that consumes only several micro watts to enable people detection, eyeball tracking and many other features. On 3D sensing business, we focus on Structured Light and ToF 3D module solution and 3D decoder ASIC key component, aiming at emerging markets such as facial recognition-based e-payment, business access control, biomedical inspection device, 3D naked-eye display, eye-tracking, and hand gesture control applications. For our ultralow power WiseEye smart image sensing business, we focus on providing leading end-point AI solutions, in both total solution and discrete key component, to meet diversified customer and application needs. Himax’s ultralow power WiseEye smart image sensing solution integrates in-house AoS sensor, ultralow power AI processor and CNN-based AI algorithm from in house or third-party algorithm partners. Our WiseEye AI solution had already been adopted by one global leading notebook vendor and went into mass production from early 2022. We also see growing adoption of our WiseEye technology in a broad range of applications, covering shared bike parking, automotive, door lock, battery-powered surveillance camera, panoramic video conferencing, and medical capsule endoscope among others. Some of these applications already commenced production since 2022. As we focus on scaling adoption in this relatively untapped market, we also collaborate closely with numerous AI ecosystem partners and communities as well as system integration companies to make our AI solution more diverse and accessible. Progress has been made in areas such as notebook, smart city / home / office, surveillance, healthcare, smart agriculture and smart retail. Himax is more committed than ever to strengthening the Company’s WiseEye product roadmap and retaining the leadership position in ultralow power AI processor and image sensor for end-point AI applications.

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

In 2023, Customer A and its affiliates accounted for 28.7% of our revenues. Our two largest customers together accounted for over 39% of our revenues in 2023. See “Item 5.A. Operating Results—Description of Certain Statements of Profit or Loss Line Items—Revenues” for our revenues description. Our results of operations and financial condition would be significantly linked to the success and purchase policy of any such customer. As of December 31, 2023, our accounts receivable from Customer A and its affiliates were $67.1 million, which represented approximately 28.5% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. As a result, any loss of or a sharp reduction in any such customer’s sales, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

Panel Manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD and OLED panels. Some panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete and sustain their market positions. Further, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including and not limited to: (1) consumer demand and the general economic conditions, such as recent geopolitical tensions relating to invasion of Ukraine by Russia and China city lockdowns due to Covid mandates; (2) the cyclical nature of the TFT-LCD and OLED industry in average selling price fluctuations, as well as its downstream industries; (3) the speed at which Panel Manufacturers expand production capacity; (4) brand companies’ continued needs for original equipment manufacturing services provided by Panel Manufacturers; (5) access to raw materials, components, equipment and utilities on a timely and economical basis; (6) technological changes; (7) the rescheduling and cancellation of large orders; (8) access to funding on satisfactory terms; and (9) fluctuations in the currencies of TFT-LCD and OLED panels exporting countries against the U.S. dollar.

We depend on sales of display drivers used in TFT-LCD and OLED panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2022 and 2023, 86.8% and 85.1% of our revenues, respectively, were from the sale of display drivers used for large, small and medium-sized applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry is relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share and revenues.

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

We face risks related to public health epidemics, including the novel coronavirus outbreaks.

Our financial condition and results of operations may be adversely affected if a public health epidemic, such as the global Covid-19 pandemic, interferes with our ability, or that of our employees, suppliers, customers and other business partners to fulfill our and their respective responsibilities and obligations related to the conduct of our business. The outbreak of Covid-19 has caused significant disruption not only to the financial markets but also to global supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect our operating results.

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

In order to reduce costs, Panel Manufacturers generally seek to have display drivers with higher channel counts and new panel designs to reduce the number of display drivers required for each panel. We have been developing such innovative and cost-effective display driver solutions in order to grow our market share, attract additional customers, increase our average selling prices and capture new design wins. However, we cannot assure you that we will successfully achieve these goals. If we fail to do so and the number of display drivers typically required per panel decreases thereby reducing our unit shipments, our revenues may decline. Panel Manufacturers have developed several panel designs to reduce the usage of display drivers, including gate in panel, or GIP, amorphous silicon gate, or ASG, or simply gateless designs, which integrate the gate driver function onto the glass and eliminate the need for gate drivers, as well as dual gate and triple gate panel designs, which would largely reduce the usage of source drivers. If such designs or technologies become widely adopted, demand for our display drivers may decrease significantly, which would adversely and materially affect our results of operations. The strategic relationships between certain of our competitors and their customers and the development of in-house capabilities by Panel Manufacturers may limit our ability to expand our customer base and our growth prospects.

Certain of our competitors have established or may establish strategic or strong relationships with Panel Manufacturers that are also our existing or potential customers. Marketing our display drivers to such Panel Manufacturers that have established relationships with our competitors may be difficult. Moreover, several Panel Manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. If our customers successfully develop in-house capabilities to design and develop semiconductors that can substitute for our products, they would likely reduce or stop purchasing our products. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we have not encountered before. Failure to broaden our customer base and attract new customers may limit our growth prospects.

As OLED offers brighter color, near-perfect-black, less power consumption and is thinner and lighter than TFT-LCD, it gradually penetrates the mid to high-end TFT-LCD market, especially the smartphone market. OLED display and related DDICs have been dominated by Korean companies. The marketplace is increasing utilization of the OLED display for smartphone and other electronics areas, including notebook, tablet, TV and automotive due to expanded OLED capacity. We continue to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. For tablet, we are seeing adoptions on the rise for premium models that adopt advanced OLED display, of which Himax offers both DDIC and TCON and has commenced production to certain leading brands. For automotive OLED display, we continue to win project awards for our flexible AMOLED driver, TCON, and touch controller IC with both conventional car makers and EV/NEV vendors. Finally, we are making good progress with leading panel houses for the development of OLED display drivers for smartphone, TV and notebook applications. However, we could not assure you of the success of our AMOLED driver IC as we are unable to penetrate into the mass volume existing Korean and China supplier chain and/or find new OLED panel manufactures to design-wins our solutions into. OLED process maturity for the new manufactures and the possible specification change due to the immaturity of the OLED will also be a hurdle to our AMOLED driver share gain and success.

Himax’s solution for AMOLED includes driver ICs, TCON and touch controller ICs in automotive and tablet PC. In addition, there are multiple AMOLED projects under development jointly with worldwide leading panel makers for other applications, including smart phones, TV, notebook PCs and many others. The growth momentum in AMOLED solution is promising, but the risk of high dependency on limited customer base amid current macro uncertainty might result in fluctuation in sales performance.

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

To manufacture our display drivers used in TFT-LCD and OLED panels, we require foundries with high-voltage CMOS manufacturing process capacity. As a result, our dependence on high-voltage CMOS foundries presents the following, additional risks: (1) potential capacity constraints faced by the limited number of high-voltage CMOS foundries and the lack of investment in new and existing high-voltage CMOS foundries; (2) difficulty in attaining consistently high manufacturing yields from high-voltage CMOS foundries; (3) delay and time required to qualify and ramp up production at new high-voltage CMOS foundries; and (4) price increases.

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

We generally do not enter long - term agreements with our foundry partners that guarantee production capacity, prices, lead times, or delivery schedules. However, since 2020, due to the pandemic lockdown, the work-from-home and learn-from-home new lifestyles triggered increasing demands for display and display drivers related products. The surging demand in display drivers caused the severe foundry capacity shortage, while the industry has no major expansion plan especially on the mature nodes we are primarily anchored to. To address the potential foundry capacity shortage worldwide, we had entered into strategic agreements with our foundry partners in order to secure capacity to fulfill our business needs. Under these strategic agreements, we are committed to purchasing a specific volume at fixed or variable prices. However, for both pricing agreements, there can be no assurance that these prices provided in the strategic agreements with our foundry partners will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the then prevailing market price. The situation could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected.

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

The anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks such as high inventory carrying costs, increased product obsolescence, erosion of the products’ market value as well as penalties incurred from unfulfillment of committed orders from capacity agreements with the Company’s foundries and backend suppliers. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur charges from agreements entered with foundries and backend suppliers for securing capacity, excess inventory that we cannot sell, or may have to sell at low profit margins or even at a loss, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers, which could eventually lead to write-down of these excess inventories.

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

We may not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period-to-period, and it is difficult to forecast future order quantities. In the event of a cancellation, postponement, or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. Alternatively, subject to real ever-changing circumstances over the periods, we may have excess inventory that we cannot sell, which would harm our operating results. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders that we receive by reducing or canceling their orders of our products, and/or requesting higher-than-usual price concessions. We cannot assure you that any of our customers will continue to place purchase orders with us in the future. We also cannot assure you that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be materially and adversely affected. Additionally, purchase order unissued, cancelations or negative alternation by customers may lead to a reduction in future earnings or cash flows subject to each event.

Our corporate actions are substantially controlled by officers, directors and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

As of March 31, 2024, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 22.0% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

Assertions against us by third parties for infringement of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which results in protracted and expensive litigation for many companies. We have received, and expect to continue to receive, notices of infringement of third-party intellectual property rights. We may receive claims from various industry participants alleging infringement of their patents, trade secrets or other intellectual property rights in the future. Any lawsuit resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following: (1) desist and stop selling products or using technology or manufacturing processes that contain the allegedly infringing intellectual property; (2) pay damages to the party claiming infringement; (3) attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and (4) attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have to undertake the contractual obligations, product liabilities and tort liabilities in applicable law jurisdictions, and we have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

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

System security risks, data protection breaches or unexpected system outages or failures could impact our business.

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other malicious attempts. The reliability and safety of our information technology infrastructure / software, and the ability to continually expand and update technologies / software in response to dynamic changing needs and cybersecurity threats, are critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human / technological errors. All of the above could result in the loss of our intellectual property, the leak of commercially sensitive information, and the misappropriation of confidential information of our employees, customers and suppliers, and therefore could cause the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the operational cost and consequences against breaches and remedial measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we still cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. As of March 31, 2024, we are not aware of any material cyberattacks or incidents that had or would be expected to have a materially adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto.

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

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere has, and will continue to, cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, impair our production capabilities, disrupt the operation of our supply chain, and impact our customers and their demand for our services. There are inherent climate-related risks regardless of where we conduct our business. Climate-change-related weather events could negatively impact any of our locations or the locations of our customers, and may cause us to experience project delays, financial losses and/or additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses.

Climate change concerns have also led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of compliance, including costs associated with changes to manufacturing processes or the procurement of raw materials used in manufacturing processes, increased capital expenditures to improve facilities and equipment, and higher compliance and energy costs to reduce emissions, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us, which could harm our business and financial results by increasing our expenses or requiring us to alter our operations and product design activities.

In addition, climate change could cause certain natural disasters to occur more frequently or with greater intensity. Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries, tape and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. In addition, shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government, such as to make Taiwan a nuclear-free country. Any delays or disruptions could result in our customers seeking to source products from our competitors. If such disruptions of operation occur at our customers’ facilities and our customers may be required to shut down temporarily or to substantially reduce the operations of their fabs, these events would seriously affect demand for our products.

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

We have been increasingly selling our products to customers in the PRC. In 2022 and 2023, approximately 77.0% and 76.2% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the future. With regional customer concentration, we are particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2023, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our employees and facilities are based in Taiwan and operating expenses are denominated in NT dollars and we maintain a portion of our cash in NT dollars for Taiwan working capital purposes. For example, in December 2023, approximately 70% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. As a result, any significant fluctuations to our disadvantage in exchange rate of U.S. dollars against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our operating expenses as expressed in U.S. dollar and adversely affect our operating profit.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

The Company is incorporated in the Cayman Islands, a tax-free country; accordingly, pretax income generated by the group parent company is not subject to local income tax. Substantially all of the Company's taxable income is derived from the operations in the ROC and we are exposed primarily to taxes levied by the ROC government. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. See “Item 5.A. Operating and Financial Reviews and Prospects -Operating Results-Tax Credits” for further discussion of significant tax regulation changes.

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

The market price for our ADSs is volatile and has ranged from a low of $5.22 to a high of $8.7 on the NASDAQ Global Select Market in 2023.

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

In addition, the worldwide financial crisis, disruptions in business and manufacture due to sluggish demand, and global developments relating to Russia's invasion of Ukraine, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2024, we had 349,448,102 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline.

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

In March 2007, we established Himax Imaging, Inc., which develops and markets CMOS image sensors with an initial focus on camera applications used in cell phones and notebook computers.

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

Our principal executive offices are located at No. 26, Zilian Road, Xinshi District, Tainan City 744092, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Chengdu, Fuzhou, Nanjing, Chongqing, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea; Munich, Germany and Irvine and San Jose, California, Minneapolis, Minnesota and Detroit, Michigan, USA.

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

4.B. Business Overview

We are a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. Our display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, we offer innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), Large Touch and Display Driver Integration (LTDI) and local dimming timing controllers (Local Dimming TCON), as well as and AMOLED solutions, including AMOLED drivers, TCONs and touch controller ICs. We are also a pioneer in tinyML visual-AI and optical technology related fields. Our industry-leading WiseEyeTM Smart Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AioT related applications. While Himax optics technologies, such as wafer level optics (WLO), LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Besides, Himax designs and provides touch controllers, AMOLED ICs, LED drivers, EPD drivers, power management ICs, and CMOS image sensors for diverse display application coverage.

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

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the applications. Some of the most important ones include the following:

●	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The major application of display driver IC is used on TFT-LCDs. Other than display drivers for TFT-LCDs, we also offer display drivers for OLED and Electronic Paper (e-paper) Displays. OLED display is getting more and more popular in recent years, starting from high-end smartphone and TV applications towards tablet, notebook and automotive, while e-paper display mimics traditional paper sheet and holds static text and images indefinitely without electricity. Detailed display driver IC specification for LCD, OLED and e-paper are different due to panel characteristics. The two main types of display drivers for a display panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically, multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels. In addition, TDDI IC integrates both display driver and in-cell touch functions and is usually adopted by small and medium sized display applications, whereas Timing Controller feature is also embedded in TDDI.

●	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in TFT-LCD, OLED and e-paper panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.
●	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.
●	Power IC. Power ICs include certain drivers, amplifiers, DC to DC converters and other semiconductors designed to enhance power management, such as voltage regulation, voltage boosting and battery management.
●	Touch Controller IC. For touch screen applications, touch controller ICs enable touch interfaces, such as capacitive touch panels, to identify, qualify and track user’s contacts with precision and sensibility. For TFT LCD panels, the touch controller may be integrated with display drivers as an in - cell TDDI solution, commonly adopted in devices including smartphones, tablets, automotive displays, and notebooks. In contrast, OLED panels typically adopt a discrete touch controller to realize touch functionality.
●	Others. Flat panel displays also require multiple general purposes semiconductors such as memory, power converters and inverters.

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

Our large display driver IC business achieved several milestones since 2019. For example, we successfully added 12-inch fabs into the pool of our foundry capacity for our large display driver ICs to ease the capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. On high-end TV, Himax outpaced peers to lead the mass production of customized high-speed point-to-point (P2P) transmission using embedded panel intra interface such as iSP, CHPI, USI-T, CMPI, CEDS and CSPI for 4K TVs and 8K TV. On gaming monitor, we have high frame rate and high driving driver to meet various resolutions needs and frame rates such as UHD 240Hz, QHD 360Hz, FHD 480Hz, etc. We also successfully developed low power consumption driver applied in low power monitor to satisfied Energy Star 8.0 and even Energy Star 9.0. Lastly, our P2P driver and TCON ICs with 13.3” FHD can meet Intel 1W project requirements.

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

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-Si TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ratio and thermal reduction in automotive display applications. We launched the world’s first TDDI design for automotive displays technology which started shipping in 2019 with meaningful mass production shipment to industrial leading automotive panel house, Tier-1 and brands starting 2021.Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as leading solutions for new technology areas such as TDDI, local dimming TCON, LTDI and AMOLED. Our automotive TDDI is broadly adopted by named Tier 1s and auto makers in their new launches of vehicles. Himax also have reached over 10 million units shipment accumulated in the third quarter of 2022, a milestone that demonstrates a robust growing trajectory moving forward. In 2023, Himax successfully supplied over 20 million units of automotive TDDI, and we are witnessing a continued expansion of TDDI design-wins across various segments. With the initiation of LTDI mass production in the third quarter of 2023, we are poised for further growth in our overall market share within the automotive display driver market. Our unwavering commitment to technological innovation sets us apart from our competitors, positioning us as leaders in the development of next-generation automotive display solutions. In addition, on TCON ICs for automotives, we also have embedded local dimming feature in TCON for TFT-LCD to support higher contrast instrument panels needed for drivers to read the content of the meter quickly. Additionally, several key panel makers have sought cooperation with Himax to develop AMOLED solutions for automotive applications. We have developed customized AMOLED ASICs, including traditional DDICs and TCONs, for some of these key panel makers, with some already in mass production since 2021. Furthermore, a series of AMOLED Touch Controller ICs for Automotive OLED displays are available, with multiple design wins secured from panel makers and OEMs across the board. Mass production is scheduled to begin in the second half of 2024. By combining these advancements, we can offer a comprehensive automotive AMOLED solution to our customers.

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
●support Single Gate, Dual Gate, Triple Gate panel structure
●support 2MUX, 3MUX, 4MUX, 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●support resolution up to 7680 RGBx810 with cascaded chips
●source driver output driving voltage ranging up to ±6.6V or 16V
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
●support Single Gate, Dual Gate, Triple Gate a-TFT panel structure
●support 2MUX, 3MUX, 4MUX and 6MUX LTPS panel structure
●support GIP panel (a-TFT GIP or LTPS GIP) and non-GIP panel
●support resolution up to 7680RBx900 with 4 chips cascaded
●source driver output driving voltage ranging up to ±6.6V
●support Fail Detect Function, including CRC Function
●support Telltale OSD function
●support Color Engine function
●support COG package type

TFT-LCD LTDI	●Large-sized Touch and Display Integration solution ●support point-to-point iSP input interface ●support resolution up to 12K1K with multi-chip cascaded ●support COF and COG package types
OLED Drivers	●High-voltage process ●High channel and high speed interface ●Embedded P-gamma OP ●IGZO/AMOLED Solution ●Low power solution ●Support up to 4K2K/8K4K resolution ●Customized ASICs
OLED TCONs	●support high resolution up to 7.6Kx1K at 120Hz w/ VRR ●support eDP v1.4 1/2/4Lane 8.1Gbps, w/ DSC1.2a ●support 2-chip cascade ●passed AEC-Q100 Grade 2

Smartphone and Tablet Applications

We offer display drivers for small and medium-sized displays in smartphone and tablet applications that combine source driver, gate driver, timing controller, DC to DC circuits, and optional frame buffer into a single chip or cascades chips in various display technologies, such as TFT-LCD and OLED.

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

A major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone, smart watch, automotive and tablet. We are collaborating closely with leading panel makers across China and Korea for AMOLED product development in smartphone, tablet, automotive and other consumer electronics. In the first quarter of 2022, the Company’s flexible AMOLED driver and TCON for automotive display successfully ramped up for a customer’s flagship EV model, while in the second quarter of 2022, the Company commenced production of AMOLED TCON and Driver IC chipsets for tablet applications for a leading OEM for their 11-inch and 12.6-inch flagship models. Concurrently, the number of awarded projects in AMOLED for automotive and tables with worldwide named vendors is increasing. Himax continues its R&D efforts to upgrade new TCON and OLED DDIC solutions for tablet PC applications. We believe AMOLED solutions, including driver ICs and TCONs, will become one of the major growth engines for the Company moving forward.

On the other hand, the application of in-cell TDDI started to extend from mainstream smartphone to larger displays in 2018. Himax started to offer various new TDDI solutions for tablet, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went into mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. The COF packaged driver IC solution enabled one leading tablet OEM to successfully launch a WQXGA resolution tablet with super slim bezel. We also added another new features to our TDDI that can support up to WUXGA and WQXGA resolution which has gained several design-wins from tablet OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which commenced mass production and contributed to our tablet application business in early 2020. With the demand increase for bigger size display, higher resolution, and precise touch accuracy and stylus performance, Himax kept developing new tablet TDDIs to broaden the company’s product lineup to maintain our leading market position. We started mass production for the world’s first 12.4” WQXGA super high-resolution in-cell tablet PC with a leading end customer in 2021 and expanded collaborations with more brands into more models moving forward.

Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain that represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus. Our active stylus in-cell technology is adopted in many launched tablet products. At present, we are the dominant supplier for literally all leading Android names. In 2020, tablet demand picked up significantly, fueled mainly by remote work and online learning demand due to the pandemic. TDDI for tablet application continues to broaden its market, representing a potential upside for Himax into 2023 and beyond.

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

TFT-LCD Tablet Display Drivers
●highly integrated single chip embedded with the source driver, power circuit and timing controller
●suitable for a wide range of resolutions from WSVGA (600 x 1024), WXGA (800 x 1280), WUXGA (1200x1920) to WQXGA (1600 x 2560)
●support up to 16 million colors
●support RGB separated gamma adjustment
●support CABC
●support color enhancement features
●support MIPI interface
●touch display driver integrated circuit (TDDI) for advanced in-cell touch display
●supporting TDDI with active stylus
●COG and COF solutions for super slim bezel

AMOLED Solutions
●Smartphone single chip with sub-pixel rendering, Demura-IPs for FHD+ resolution with up to 144Hz high frame rate
●Support MIPI interface and VESA DSC with 1 billion colors (10bit grayscale)
●TCON and Source driver IC for tablet with high resolution of 3.2Kx2K 144Hz with VRR
●customized ASICs

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

Touch Controller ICs

We offer touch controller solutions for capacitive touch panels. Our touch controller solutions are suitable for touch panels in electronic devices with TFT-LCD or OLED displays, such as smartphones, tablets, automotive displays, and notebooks. We commenced production of capacitive touch controller ICs for on-cell TFT-LCD displays with smartphone brand customer since 2011. Subsequently, we expanded our customer base to include more well-known smartphone and tablet brands. In 2015, we developed a series of TDDI products for Tier 1 and panel makers and commenced mass production for smartphone brands. Additionally, we began mass production of our TDDI for tablet and automotive displays in 2019. TDDI has gradually replaced on-cell touch controllers and discrete driver solutions, offering thinner displays, slimmer borders, and better visual quality, thus becoming the mainstream technology. We continue to expand our TDDI solutions to replace discrete DDICs and touch controller ICs in the TFT-LCD display market.

Since 2023, aligning with the market trend of OLED display proliferation, we embarked on developing AMOLED on-cell touch controllers tailored for tablets, notebooks, and automotive OLED displays. Our AMOLED on-cell capacitive touch controller boasts several innovations and merits. It is meticulously engineered, featuring an industry-leading touch signal-to-noise ratio exceeding 45 dB, making it the ideal solution to meet the demands of flexible OLED panels commonly required for automotive applications. It also offers improved sensitivity to challenging user conditions such as glove-wearing and wet finger operations, ensuring exceptional performance with display quality unaffected by touch-display interactions. Moreover, our touch controller not only supports multi-finger capacitive touch and is compatible with various types of OLED panels, but it can also cascade multiple chips to support displays larger than 20 inches. For consumer and IT applications, it boasts a 240Hz high touch report rate at 5-finger operating conditions, and its embedded micro-controller single-chip solution reduces costs for flexible products. To support the state-of-the-art active stylus feature of tablet and notebook touchscreens, our AMOLED touch controller integrates multiple active stylus protocols, such as USI, MPP, LPP, and HPP. Our AMOLED designs have garnered several design wins from leading customers and are set to commence production in 2024.

The following table summarizes the features of our touch controller products:

Product	Features
AMOLED Capacitive Touch Controller
●multi-finger (up to 10 fingers) capacitive touch for on-cell AMOLED
●high touch SNR > 45dB, effectively reducing display interference and offering better display quality
●high touch report rate: 240Hz @5 fingers
●support large size panel (>20 inches)
●supports multi-chip cascading without extra MCU
●integrate multiple active stylus protocols: USI, MPP, LPP and HPP
●low power consumption
●(automotive) support glove-wearing (up to 4 mm) and wet finger operations
●(automotive) CISPR25 Class-5 EMC qualified
●(automotive) support temperature range from -40 °C to 105 °C

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

Himax Display is one of the market leaders of the LCoS industry since 2012 with its whole product line patented. Himax Display has a mass production ready liquid crystal assembly line, which is unique in the industry with mass production shipping volume. We have produced and shipped over 3 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, communication, toy projector, AR glasses, and AR-HUD for automotive.

The merits of our technology feature in resolution, power consumption, size, cost, optical engine design, and image quality. Many of our industry-leading customers have demonstrated their state-of-the-art products, including pico-projector, holographic display, AR glasses and AR HUD system, with Himax LCoS technology inside at the 2020 CES with positive market feedbacks. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR glasses and AR HUD for automotive applications. In May 2021, Himax Display revealed its proprietary LCoS 2.0 phase modulation technology, which enable features such as multi-focal plane images displaying along with less power consumption, lower cost and smaller form factor to enable holographic display applications for AR-HUD. In addition, phase modulation technology provides LiDAR for autonomous driving and Wavelength Selective Switch (“WSS”) for Wavelength-Division Multiplexing (“WDM”) optical communications networks. In May 2023, Himax Display unveiled the cutting-edge color sequential Front-lit LCoS for advanced AR glasses solutions at Display Week. It’s a new technology that features a lightweight, compact form factor and high brightness. Several tech giants in the industry have shifted their focus away from micro-LED to our Front-Lit LCoS for their AR goggles after seeing Company’s live demo at the event. This shift is demonstrative of our exceptional achievements in both performance and functionality, marked by breakthroughs not only in the luminance performance in full RGB color, but also in terms of superior optical efficiency, tiny form factor and ultra-lightweight design. These factors are critical and represent technological advancements that may meet rigorous requirements to support next generation see-through goggles.

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

Front-Lit Color Sequential LCoS
●Low power and high efficiency
●Display diagonal : 0.243”
●Size(W*L*H) : 9*13.9*4 mm
●Volume: 0.5 c.c.
●Resolution: 1024x1024
●Brightness: 110,000 nits (Typ.); 180,000 nits (Max.)
●LED Power : 300 mW (Typ.); 500 mW (Max.)

Phase Modulation LCoS
●Selective phase range based on the required response time.
●Analog drive scheme with 120Hz refresh frame rate to reduces optical flicker and provides stable phase response over time.
●Customized design
●Operated in full phase modulation (0~2π) in visible range

MEMS	● 0.55” (1280 x 800 pixels) WXGA

Power ICs

Himax provides TFT-LCD television, monitor and notebooks power management solutions. The main products are Power Managements ICs (PMIC), Programmable Gamma OP ICs (PGOP) and Level Shifter ICs (LS). In recent years, PMIC/PGOP 2-in-1 and PMIC/PGOP/LS 3-in-1 PMIC have gradually become the mainstream solutions. Besides, Himax also provides power management solutions for OLED notebooks.

Power Management ICs

A power management IC integrates several power components to fulfill system power requirements. It may include step-up or step-down pulse width modulation, or PWM, DC-to-DC converters, low-dropout regulators, or LDO regulators, voltage detectors, operational amplifiers, p-gamma OP, level shifters, and/or other components. For panel module applications, a power management IC provides a reliable and precise voltage for source drivers, gate drivers, timing controllers, and panel cells. Moreover, its built-in over-temperature and over-current protections help prevent components from being damaged under certain abnormal conditions. As integrating an increasing number of components into a power management IC is likely to be a continuing trend, we believe power management ICs will continue to be critical components of a TFT-LCD and OLED panel module. The following table summarizes certain features of our power management IC products:

Product	Features
Integrated Multi-Channel Power Solutions for TFT-LCD and OLED Notebooks
●PMIC, PGOP 2-in-1 and Level Shifter
●2ch programmable gamma voltage inside
●PAVDD Synchronous Boost Converter
●NAVDD Synchronous Inverting Converter
●VGH / VGL Synchronous SIBO Converter
●3ch Vint OP for OLED Panel
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

Product	Features
16- channel output level shifter for GOA TFT-LCD	● Support 1 or 2 or 6 input and 4/6/8/10 clock channel output ● 2 channel STV ● 2 channel LC ● Reset and charge sharing function ● OTP/ SCP and OCP function by I2C or Resistor adjustment

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

Product	Features
NB backlight driver IC and local diming mini-LED backlight driver IC	● ASIC by Customer Specification

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

In specific video applications such as battery-powered surveillance cameras, doorbell cameras, and door-lock cameras, customers require not just an ultralow power sensor for sensing or pre-rolling functions but also high-resolution video for end-users after an event occurs. Himax Imaging addresses these needs by providing a 1/3” 4MP sensor with a 1:1 aspect ratio. This sensor features a 2048x2048 resolution tailored for doorbell and door-lock cameras, delivering a broad Field of View (FOV) in both horizontal and vertical directions. This capability allows users to observe a visitor's entire body, even when they stand very close to the camera. Himax Imaging can offer a variety of these 2-in-1 sensors, combining high-resolution video capabilities with low-resolution ultralow power imaging for the surveillance market.

We’re dedicated to becoming one of the key players in the CMOS image sensor industry. We achieve this through ongoing investment in skilled human resources, optimizing our supply chain, and forging strategic technology advancements and partnerships.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
4MP UltraSense 2 NIR Sensor
●1/3” format color type with high sensitivity BSI pixel
●4MP resolution with 1:1 aspect ratio with Staggered HDR function at 30 frames per second for doorbell application,
●Provide ultralow power mode to support pre-rolling function with Himax WiseEye1 AI processor
●4-lane MIPI CSI2 outputs RAW8/10
●ES target at 2023 Q2

FHD 1/7” 1080p UltraSense Color Image Sensor
●1/7” format with high sensitivity BSI pixel
●1080p FHD resolution at 60 frames per second
●Support Always-on mode at 480x270 < 1mW @ 2fps and motion detection
●Support line-based staggered HDR
●2-lane MIPI CSI2 outputs
●Frame-Sync control for multiple camera system

Product	Features
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

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill an anchor customer’s higher demand with a significant year-over-year increase. We continued our shipment to an anchor customer for their legacy product and continue making progress on R&D projects with world-leading high-tech giants for ToF 3D sensing, AR/VR gadgets, automotive, biomedical devices and others, targeting their future generation products centered around our exceptional design know-how and mass production expertise in WLO technology. One illustration is our WLO technology being deployed by one VR player to empower 3D perception sensing for precise controller-free gesture recognition. We initialed volume production starting in second quarter of 2023.

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

3D sensing can have a wide range of applications beyond smartphone. We have started to explore business opportunities in various industries by leveraging our structured light 3D sensing total solution. Starting in 2021, we shipped small volume of business access control and biomedical inspection devices. To strengthen our offers in 3D sensing total solution, we have been collaborating closely mainly with two types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability.

Other than 3D sensing total solution, we also provide key component, including 3D decoder IC and 3D vision processors. Our proprietary 3D decoder IC can accelerate local image processing for face recognition and offer best-in-class security authentication, therefore it is particularly suitable for customers who wish to design their own structured light-based 3D sensing solution. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy and now it’s well-adopted by many China e-payment solution providers. Our proprietary 3D decoder IC entered into volume production starting in 2020, followed by meaningful volume shipments into 2021 and 2022. In the light of increasing adoption of 3D sensing technologies in various aspect of our daily life, a series of next generation 3D vision processors is also under development to support a variety of state-of-the-art 3D sensing technologies in Time of Flight (”ToF”) and structured light, aiming to improve user experience when people interact with AR and VR applications.

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

Ultralow power WiseEye Smart Image Sensing

The demand for always-on battery-powered smart devices with AI intelligent sensing is rapidly growing. By combining an ultralow power image sensor with a custom computer vision ASIC and machine-learning algorithms, Himax ultralow power WiseEye smart image sensing solution enriches connected edge devices with AI capability. The end-point AI system, which consumes only a few mW power consumptions, is leading the industry for the next-generation of battery operated, clever computer vision applications. The ultralow power WiseEye smart image sensing solution is being engaged in a variety of applications, such as notebook, home appliances, utility meter, automotive, door lock, battery-powered surveillance camera, panoramic video conferencing, and medical, just to name a few. Among Himax’s ultralow power WiseEye smart image sensing businesses, our WiseEye for notebook solution features human presence detection and on-looker detection, offering power saving and enhancing privacy and security for notebook users. In 2021, we were highly encouraged by our WiseEye solution being officially awarded by Dell, with a sizable purchase order, for a series of their new models. This represented a remarkable achievement and an illustration of the robustness of our AI solution. In 2023, we collaborated with the China smart door lock leader, DESMAN, marks a groundbreaking feature advancement in the door lock industry, as our ultralow power WiseEye AI, with remarkably low power consumption of just 1 mW, enables the world’s first smart door lock featuring uninterrupted surveillance with 24/7 real-time sentry monitoring while at the same time significantly extending battery life. Meanwhile, we continue to support the mass production of Dell’s notebook and other end-point AI applications, such as shared bike parking, video conference device, door lock and medical capsule endoscope and many others. We expect to see more design-wins awarded across a broad customer base and a high variety of applications leading to robust sales growth for this new high margin product line moving forward.

We are committed to strengthening our WiseEye product roadmap and retaining our leadership position in ultralow power AI processor and image sensor for end-point AI applications and debuted our next generation AI processor WiseEye2 at CES 2023. WiseEye2 offers 40% peak power saving and 30-fold inference speed, implying over 50 times power efficiency on a per inference basis compared to the first generation WiseEye1 processor which is already leading the industry among AI processors aiming for similar target markets. We are honored to report that WiseEye2 was awarded the "2023 Best AI Product Award" by EE Awards Asia, further elevating Himax's WiseEye AI prominence in the industry. WiseEye2 is pioneering a new standard in endpoint AI benchmarks, earning recognition for its outstanding AI inference capability, industry-leading ultralow power efficiency, and advanced security features. In the realm of context-aware AI, WiseEye2 facilitates high-precision detection with features such as face mesh, facial landmark, hand gesture, and human pose and skeleton, which expands the intuitive, user-friendly scope of interactive applications in real-life, all achieved with minimal power consumption. Moreover, WiseEye2 streamlines the system integration with a rich set of peripheral interfaces, effectively lowering the system cost for edge appliances by eliminating the need for costly, power-hungry discrete MCUs otherwise required to process various sensor data. Additionally, WiseEye2 boasts versatile sensor fusion capabilities, encompassing image, video, audio, vibration and thermal inputs. This enables sophisticated, integral and highly accurate detection with low latency, especially suitable in anomaly detection with timely warnings, making it an ideal solution for a range of industrial applications, notably in automated and unmanned factories.

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
●
Total solution supports use of a variety of Himax CMOS image sensors. Uniquely designed for ultralow power Computer Vision applications with always on scanning as low as 100uW.
●
WiseEye AI processor (WiseEye1 / WiseEye2) is a uniquely designed ultralow power computer vision processing silicon, targeting always on applications with a sub 1mW capabilities. WiseEye is especially suitable for resource-constrained and battery powered context-aware application, such as motion detection, human detection and face detection, face mesh, face landmark and gesture.
●
Computer vision algorithm is based on tiny machine learning framework, which is trainable for desired use cases (human presence detection, attention detection and on-looker detection for notebook applications; occupancy detection, gesture recognition etc. for AIoT applications) on ultralow power and resource-constrained compute platform (CPU clock, internal memory)

For the other business model, we provide key components, such as proprietary ultralow power WiseEye1 AI processor or Always-On CMOS image sensor (AoS). For our key component business model, we reinforced our go-to-market strategy by intensively participating in leading AI partners’ infrastructures and ecosystems and/or AI communities. The Company collaborates with world-leading edge-to-cloud service providers and system integration companies, such as Google TensorFlow, Microsoft Azure, Arm AI Partner Program, tinyML Foundation, Seeed Studio and many others, to enjoy the enormous network of these ecosystems partners and their numerous participants to drive further adoption on applications such as smart home/ office, healthcare, agriculture, retail and many other applications. Additionally, we continued our marketing efforts through joint webinars and other online activities with several well-known platform partners such as Edge Impulse, Digi-Key and SparkFun. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. We are very encouraged by the traction this relatively new product line has generated in a short amount of time and expect to see increasing sales contribution moving forward.

The following table sets forth the features of our WiseEye product lines:

Product	Features
WiseEye1 AI Processor
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

WiseEye2 AI Processor
●
dual Arm Cortex-M55 CPU cores and an Arm Ethos-U55 micro NPU core are integrated to optimize the power consumption across various workloads
●
memory: Up to 2MB SRAM, 512KB TCM
●
supports weight compression to significantly reduce model size
●
multi-layer power management architecture
●
embedded DC/DC converter and LDO
●
feature model quantization and pruning for AI model size is significantly reduction while retaining an impressive performance
●
support Physical Unclonable Function (PUF), Cryptography and TrustZone security
●
High performance pixel processing accelerator and JPEG codec
●
Security Engine: Support secure boot, secure FW update, secure debug mode, Support AES 128bits, RSA 2048bits, Hash-256, TRNG, Secure key management
●
Peripheral: MIPI CSI-2 RX/TX, 1/4/8-bit CPI, PDM/I2S/MIPI SoundWire, SPI/UART/PWM/GPIO/I2C/I3C, SD/SDIO
●
Also support image pre-rolling feature for better security offering.

WiseEye Module
●
embedded WiseEye1 or WiseEye2 AI processors
●
support HM01B0 (320x240) and HM0360 (640x480) CMOS image sensors
●
small form factor (12.5mm x 17.0mm and 20.5mm*21.5mm)
●
plug-and-play design which support various types of connectors, such as ZIF FPC 24pin and 45-pin golden finger (model dependent)
●
rich sets of peripherals (UART/I2C/I2S/PDM/SPI/GPIO/MIPI) and JTAG for debug (model dependent)
●
provide SDK, development tool and technical documentations
●
support various pre-trained pre-loaded AI models

Core Technologies and Know-How

Driving System Technology. Through our collaboration with Panel Manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD/OLED driving systems, high-voltage CMOS processes and display systems, all of which are important to the design of high-performance TFT-LCD/OLED display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD/OLED. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as next generation OLED and electronic paper displays.

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

Customers

Our customers for display drivers are primarily Panel Manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, smartphone, tablet, automotive and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2023, we sold our products to around 300 customers. Our ten largest customers together accounted for approximately 79.5%, 76.7% and 74.1% of our revenues in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 32.1%, 32.3% and 28.7% of our revenues, respectively; and customer C accounted for 19.1%, 9.4% and 11.0%, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with Panel Manufacturers, using LTPS and a-Si TFT-LCD, and OLED technologies, mobile display module and mobile device manufacturers for smartphone, tablet and automotive, and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market is concentrated among a limited number of major Panel Manufacturers. We also market our products directly to TV, monitor, notebook and mobile, tablet and automotive device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers' future product demand. Additionally, we form strategic partnership with Tier 1 customers for our LCoS microdisplays, 3D sensing and WiseEye smart image sensing to penetrate into the emerging market. We believe we need close alliance with our customers to build up ecosystem for new applications.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Nanjing, Chongqing, Chengdu, Xi’an and Xiamen, China; Tokyo, Japan; Asan-si and Bundang-gu, South Korea, Munich, Germany; and Irvine and San Jose, California, Minneapolis, Minnesota and Detroit, Michigan, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

Manufacturing

We operate primarily in a fabless business model that utilizes substantially third-party foundry and assembly and testing capabilities. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely largely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and engage assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our primarily fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product. Despite our reliance on outsourcing for CP testing, we have made investments in internal capabilities for test program development, engineering testing, debugging capability and manufacturing support since 2022.

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

In November 2002, we received ISO 9001 certification, which was renewed in March 2024 and will expire in March 2027. In February 2006, we received ISO 14001 certification, which was renewed in December 2023 and will expire in December 2026. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in February 2022 and will expire in March 2025.

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
Union Semiconductor Co., Ltd.

Chip Probe Testing
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
LB Semicon, Inc.
Union Semiconductor Co., Ltd.
YoungTek Electronics Corp.

Intellectual Property

As of March 31, 2024, we held a total of 2,772 patents, including 1,182 in Taiwan, 916 in the United States, 560 in China, and 114 in other countries. The expiration dates of our patents range from 2024 to 2043. We also have a total of 48 pending patent applications in Taiwan, 112 in the United States and 238 in other jurisdictions, including the PRC, Japan, Korea, Israel and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States. “Omniwide Film and logo” as trademarks in China, Europe, Korea, Japan and the United States, “CMVT” as trademarks in Taiwan and China, as well as “WISEEYE” as trademark in Israel and the United States.

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

For In-cell TDDI, we compete with Novatek Microelectronics Cop., Synaptics Incorporated, FocalTech Systems Co., Ltd., ESWIN, Chipone, OmniVision and Ilitek Corp., etc.

For LCoS microdisplay products, we face competition from OmniVision, Syndiant, Kopin, and RAONTECH. We also compete with alternative microdisplay technology providers such as Texas Instruments with DLP, Sony with Micro OLED and Bosch with scanning mirror.

For power ICs, we face competition from Taiwan companies including Richtek Technology Corp., Global Mixed-mode Technology Inc., Novatek Microelectronics Corp., Fitipower Integrated Technology Inc. We also compete with worldwide suppliers such as Silergy Corp., and Rohm Co., Ltd.

For CMOS image sensor products, our focus is on machine vision. Competition in this space is primarily from OmniVision Technologies Inc., Galaxycore, Silicon Optronics, Inc (SOI), Pixart Imaging Inc. and Smartsens Technology (Shanghai) Co. LTD.

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

Environmental Matters

Himax is required to ensure its products are obligated to comply with valid regulations and governmental authorities’ regulatory directives in applicable jurisdictions relating to environmental protection regulations and subject to the topic of Environmental Protection. Additionally, Himax Taiwan maintains a CP tester facility, a color filter facility and a wafer level optics facility and Himax Display maintains a facility for our LCoS products. Himax IGI operates under the designated facility related for 3D mask production, where we have taken the necessary steps to obtain the appropriate permits and, to extents of Himax knowledge, believe that we are in compliance with the existing environmental laws and regulations in the Taiwan ROC and US jurisdiction applicable. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of March 31, 2024.

The following table sets forth summary information for our subsidiaries as of March 31, 2024.

			Percentage of
		Jurisdiction of	Our Ownership
Subsidiary	Main Activities	Incorporation	Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	92.0	%(1)
Integrated Microdisplays Limited	LCoS design	Hong Kong	92.0	%(3)
Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	92.0	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	98.4	%(1)
Himax Imaging Corp.	IC design	California, USA	98.4	%(4)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	62.3	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
CM Visual Technology Corp. (CMVT)	Omniwide film products design and sales	ROC	77.6	%(1)
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	PRC	49.0%
Viewsil Technology Limited	IC sales	British Virgin Islands	49.0	%(5)
(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 92.0% ownership of Himax Display, Inc.

(4)	Indirectly, through our 98.4% ownership of Himax Imaging, Ltd.
(5)	Indirectly, through our 49.0% ownership of Viewsil Microelectronics (Kunshan) Limited.

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

We have established an in-house WLO facility under Himax Taiwan for the key process of our products. The facility occupies 1,171 square meters of floor space in a building leased from Innolux, which was already produced and shipped over 50 million optics to Tier-1 customer since 2010. However, the building lease was terminated early at the end of January 2024, and we relocated the WLO facility to our Fab 2. We have also expanded certain facilities for LCoS and WLO products to accommodate new customers and new applications located at our headquarters in Tainan, Taiwan. In addition, Himax Taiwan owns and operates a fab with 1,431 square meters of floor space in a building leased from Innolux in Tainan, where it established an in-house color filter facility that commenced shipments from 2010. The building lease was terminated early at the end of January 2024, and we relocated the color filter facility to our Fab 2. This in-house facility provides color filter for CMOS image sensor and LCoS products. The color filter line is a critical and unique process for our proprietary single-panel color LCoS microdisplays. An in-house color filter facility enhances the competitiveness of our color-filter LCoS microdisplays products and creates value for our customers. To build up test program development, engineering testing, debugging capability and manufacturing support, we have established under Himax Taiwan an in-house CP test facility from 2022.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein which are prepared in accordance with IFRS.

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2022 compared to 2021, refer to “Part I, Item 5. Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on April 6, 2023.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. The majority of our revenues in 2023 were derived from sales of display drivers that were eventually incorporated into TFT-LCD and OLED panels. We expect display drivers for TFT-LCD and OLED panels to continue to be our primary products. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD and OLED panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD and AMOLED products trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Our average selling prices are affected by the size and bargaining power of our customers. As new China panel makers emerge in the marketplace and continue to expand their capacity, China panel makers’ bargaining power will increase accordingly, negatively impacting our average selling price. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. See “—Product Mix” below. Lastly, competition level affects our average selling prices as well. However, the impact of declining average selling prices on our profitability might be offset or mitigated to a certain extent by increased volume as lower prices may stimulate demand and thereby drive sales and TFT-LCD and OLED panel products trending toward higher resolution.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2021, 2022 and 2023 was 51.6%, 59.5% and 72.1%, respectively. In 2023, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 50.5%, the cost of processed tape was 4.5%, the cost of assembly and testing was 44.3%, and overhead was 0.7%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. Meanwhile, the long-term capacity agreements carries the risk of substantial inventory write-downs and/or contractual penalties resulted from unfulfillment of committed volume in the event of decreased end customer demand. In second quarter of 2023, amidst strict muted market demand, we strategically terminated high-cost foundry capacity agreements, a one-time expense included in cost of revenues. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, assembly and testing costs and our manufacturing utilization rate or production yield is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $23.8 million, $20 million and $12.1 million in 2021, 2022 and 2023, respectively. Of the total share-based compensation expenses recognized, $23.2 million, $17.5 million and $9.5 million in 2021, 2022 and 2023, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2021, 2022 and 2023 as reflected in our consolidated financial statements. However, we did not grant RSUs in 2019 but granted stock options to employees instead.

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

We made grants of 1,710,607 RSUs to our employees on September 26, 2023. The vesting schedule for such RSU grants is as follows: 97.45% of the RSU grants vested immediately and were settled by cash in the amount of $9.5 million on the grant date, with the remainder vesting equally on each of September 30, 2024, 2025 and 2026, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 26, 2018, September 28, 2020, September 28, 2021, September 28, 2022 and September 26, 2023 was $5.76 per ADS, $3.44 per ADS, $10.39 per ADS, $5.09 per ADS and $5.68 per ADS, respectively, which was based on the trading price of our ADSs on that day.

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

Cash Awards. We made grants annual bonus by cash payouts totaling $47.7 million, $19.3 million and $0.7 million to the Company’s employees among which $1.6 million, $1.0 million and $0.2 million was immediately vested on September 28, 2021, September 28, 2022 and September 26, 2023, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we generated the majority of our revenues from sales of display drivers for large-sized applications and small and medium-sized applications. In addition, our product portfolio also includes timing controllers, operational amplifiers, LCoS microdisplay, power management ICs, CMOS image sensors, 3D sensing, ultralow power WiseEye smart image sensing, wafer level optics products and ASIC service.

The 2023 full year revenues totaled $945.4 million, representing a 21.3% decline compared to 2022. Persistent subdued global demand, coupled with looming recession concerns, presented significant challenges to our operations throughout 2023. These market dynamics adversely affected both demand and procurement processes of panel customers, particularly in the realm of consumer electronics.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2021		2022		2023
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Display drivers for large-sized applications	$397,905	25.7	$263,992	22.0	$175,666	18.6
Display drivers for small and medium-sized applications	963,537	62.3	778,946	64.8	629,174	66.5
Non-driver products(1)	185,655	12.0	158,401	13.2	140,588	14.9
Total	$1,547,097	100.0	$1,201,339	100.0	$945,428	100.0

Note:    (1)    Includes, among other things, timing controllers, LCoS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, ultralow power WiseEye smart image sensing, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 32.1%, 32.3% and 28.7% of our revenues in 2021, 2022 and 2023, respectively. Customer C accounted for 19.1%, 9.4% and 11.0% of our revenues in 2021, 2022 and 2023, respectively.

	Year Ended December 31,
	2021		2022		2023
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Customer A and its affiliates	$497,083	32.1	$388,194	32.3	$271,351	28.7
Customer C	295,217	19.1	113,396	9.4	103,839	11.0
Others	754,797	48.8	699,749	58.3	570,238	60.3
Total	$1,547,097	100.0	$1,201,339	100.0	$945,428	100.0

The global TFT-LCD and OLED panel market is highly concentrated, with only a limited number of TFT-LCD and OLED panel manufacturers producing TFT-LCD and OLED panels in high volumes. We sell panel display drivers to many of these panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2021, 2022 and 2023, approximately 14.2%, 14.6% and 15.0% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 81.5%, 77.0% and 76.2% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries, including related employee welfare costs, costs associated with prototype wafers, processed tape, masks, molding and tooling sets and depreciation on research and development equipment. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities. As a percentage of revenues, our research and development expenses in 2021, 2022 and 2023 were 9.8%, 14.6% and 18.1%, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees, including related employee welfare costs, depreciation on buildings, office furniture and equipment and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel and incur additional compliance costs required of a publicly listed company in the United States.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 20 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021, September 28, 2022 and September 26, 2023 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $23.8 million, $20.0 million and $12.1 million in 2021, 2022 and 2023, respectively.

Cash Awards.

We made grants annual bonus by cash payouts totaling $47.7 million, $19.3 million and $0.7 million to the Company’s employees among which $1.6 million, $1.0 million and $0.2 million was immediately vested on September 28, 2021, September 28, 2022 and September 26, 2023, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2021, 2022 and 2023 were approximately $9.4 million, $22.2 million and $21.5 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2021, 2022 and 2023, we did not recognize any impairment loss on non-financial assets.

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

As of December 31, 2022 and 2023, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2021, 2022 and 2023, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2023, we have not provided for retained earnings tax on the undistributed earnings of approximately $1,307.4 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $1,305.9 million as of December 31, 2023. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2021	2022	2023
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	51.6	59.5	72.1
Research and development	9.8	14.6	18.1
General and administrative	1.9	2.4	2.7
Sales and marketing	1.5	2.1	2.5
Total costs and expenses	64.8	78.6	95.4
Operating income	35.2	21.4	4.6
Non-operating income (loss)	—	1.6	0.1
Income tax expense (benefit)	7.2	3.4	(0.5)
Profit for the year	28.0	19.6	5.2
Loss attributable to noncontrolling interests	0.2	0.1	0.2
Profit attributable to Himax stockholders	28.2	19.7	5.4

Year to Year Comparisons

	Year Ended December 31,
				% Change
	2021	2022	2023	from 2022

	(in thousands, except for percentages)
Consolidated Statements of Profit or Loss Data:
Revenues	$1,547,097	$1,201,339	$945,428	(21.3)%
Costs and expenses:
Cost of revenues	798,519	714,233	681,931	(4.5)%
Research and development	151,386	175,557	171,392	(2.4)%
General and administrative	29,281	28,503	25,037	(12.2)%
Expected credit loss	(190)	—	—	—
Sales and marketing	23,080	25,459	23,856	(6.3)%

Total costs and expenses	1,002,076	943,752	902,216	(4.4)%

Operating income	545,021	257,587	43,212	(83.2)%

Non-operating income (loss)	(429)	18,978	1,181	(93.8)%
Income tax expense (benefit) .	110,657	41,098	(5,028)	(112.2)%
Profit for the year	433,935	235,467	49,421	(79.0)%
Loss attributable to noncontrolling interest	2,961	1,515	1,195	(21.1)%
Profit attributable to Himax stockholders	$436,896	$236,982	$50,616	(78.6)%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our revenues decreased by 21.3% to $945.4 million in 2023 compared to $1,201.3 million in 2022. All three main business sectors experienced a year-over-year decline due to persistent subdued global demand, looming recession concerns, and price erosion, a requisite part of the inventory offloading process, all presented challenges to our operations throughout 2023. These market dynamics adversely affected both the demand and procurement processes of panel customers, particularly in the realm of consumer electronics.

●	Large-sized Display Drivers. Revenues from display drivers for large-sized application decreased by 33.5% to $175.7 million in 2023 from $264.0 million in 2022. The decline was predominantly driven by the prevailing weak macroeconomic conditions that our customers across the board, from brands to panel houses, maintained their cautious approach with heightened procurement scrutiny on the backdrop of slowing end market sell-through.
●	Small and Medium-sized Display Drivers. Revenues from small and medium-sized display drivers decreased by 19.2% to $629.2 million in 2023 from $778.9 million in 2022. The decrease was primarily a result of lackluster demand in the market. Soft consumer consumption, coupled with recession fears persists as a challenge to market demand and amplifies uncertainty in the tech industry. Sales of smartphones and tablets were particularly affected by these challenging conditions. Furthermore, our automotive sector sales declined due to intensified electric vehicle price competition, especially in the second quarter of 2023, prompting major Chinese automakers to cut production and implement strict cost-saving measures. Despite these challenges, our optimism in the automotive business remains strong, with automotive TDDI sales experiencing a remarkable surge of over 50% in 2023, underscoring the resilience and potential of our largest business segment. Our automotive TDDI business secured over 400 design-win projects, while our automotive LTDI product began production for Geely Auto's NEVs in the third quarter of 2023, all solidifying our leadership as additional projects set to commence production in the next 1 or 2 years.

●	Non-Driver Products. Revenues from non-driver products decreased by 11.2% to $140.5 million in 2023 from $158.4 million in 2022. The decrease was mainly from the decline of TCON sales, hampered by decreased demand for both large display panels and OLED displays for tablet, but partially offset by the increase of WLO and CMOS image sensor. Despite the soft market sentiment, we are actively developing the next generation TCON IC for OLED tablets, notebooks, and automotive applications, aiming to diversify our offerings and strategically position ourselves for a resurgence in demand. In our automotive TCON business, our position remains unchallenged in local dimming TCON, as evidenced by growing validation and widespread deployment globally in both premium and mainstream new car models. We plan to roll out a series of TCON products for automotive to expand our offerings catering to the diverse needs of global customers. Local dimming technology has found increasing application in automotive displays, initially in high-end car models and gradually in mainstream vehicles, with emerging use cases in heads-up displays (HUD).

Costs and Expenses. Costs and expenses decreased by 4.4% to $902.2 million in 2023 from $943.8 million in 2022. As a percentage of revenues, costs and expenses increased to 95.4% in 2023 compared to 78.6% in 2022.

●	Cost of Revenues. Cost of revenues decreased to $681.9 million in 2023 from $714.2 million in 2022, which was due primarily to a 3.1% decrease in unit shipments in 2023. As a percentage of revenues, cost of revenues increased to 72.1% in 2023 from 59.5% in 2022, mainly due to market price erosion on the backdrop of sluggish end market demand as well as cautious inventory management and rigorous procurement scrutiny by customers, particularly in the realm of consumer electronics. Aggressive destocking, strategic termination of certain high-cost foundry capacity agreements, and the write-down of unsold inventories due to market price declines have all contributed to higher costs of revenues.
●	Research and Development. Research and development expenses decreased by 2.4% to $171.4 million in 2023 from $175.6 million in 2022. This decrease was primarily attributable to the lower vested portion of the annual bonus compensation awarded to employees in 2023 and preceding years, but partially offset by increased salaries and tape-out expenses. The increase in salary expense was due primarily to a larger headcount of research and development staff and higher average salaries, but partially offset by NT dollar depreciation against the US dollar as we pay the bulk of our employee salaries in NT dollars.
●	General and Administrative. General and administrative expenses decreased by 12.2% to $25.0 million in 2023 from $28.5 million in 2022, primarily as a result of decreases in compensation awards to employees described in above Research and Development and professional fees.
●	Sales and Marketing. Sales and marketing expenses decreased by 6.3% to $23.9 million in 2023 from $25.5 million in 2022. This decrease was primarily attributable to decrease in compensation awards to employees described in above Research and Development, but partially offset by increase in travelling expense.

Non-Operating Income (loss). We had net non-operating income of $1.2 million in 2023 compared to $19.0 million in 2022. The decrease was primarily due to a gain from disposal of a subsidiary in 2022, decrease in foreign currency exchange gains and increase in finance costs but partially offset by an increase in interest income.

Income Tax Expense (benefit). Our income tax benefit increased to $5.0 million in 2023 from income tax expense of $41.1 million in 2022. Our effective income tax rate decreased to (11.3%) in 2023 from 14.9% in 2022. The decrease in our effective income tax rate was primarily attributable to the significant decrease in pre-tax profit, from $276.6 million in 2022 to $44.4 million in 2023 and income tax benefit for tax credit decreased to $9.9 million in 2023 from $15.6 million in 2022. Additionally, there was a combined recognized income tax benefit of $4.0 million in 2023 but income tax expense of $0.6 million in 2022, for changes in unrecognized tax benefits and variances resulting from prior years’ income.

Profit for the year. As a result of the foregoing, our profit was $49.4 million in 2023, versus $235.5 million in 2022, and profit attributable to Himax stockholders was $50.6 million in 2023, versus $237.0 million in 2022.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(in thousands)
Segment Revenues
Driver IC	$1,361,442	$1,042,938	$804,840
Non-Driver Products	185,655	158,401	140,588
Total	$1,547,097	$1,201,339	$945,428

	Year Ended December 31,
	2021	2022	2023

	(in thousands)
Segment Operating Income (Loss)
Driver IC	$551,943	$275,275	$75,282
Non-Driver Products	(6,922)	(17,688)	(32,070)
Total	$545,021	$257,587	$43,212

Driver IC Segment

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Segment revenues. Our revenues from the Driver IC segment decreased by 22.8% to $804.8 million in 2023 from $1,042.9 million in 2022. The decline stemmed from reduced sales of display drivers for both large-sized and small and medium-sized sectors, driven by the prevailing weak macroeconomic conditions that adversely affected both the demand for and procurement processes of panel customers, especially within the consumer electronics sector.

Segment operating income. Operating income from the Driver IC segment decreased to $75.3 million in 2023 from $275.3 million in 2022. This decrease was primarily attributable to a decrease in revenues and lower gross margin, which was mainly attributable to pricing pressure, largely stemming from pricing pressure caused by the need to offload excess inventory levels amid challenging economic conditions.

Non-Driver Products Segment

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Segment revenues. Our revenues from the Non-Driver Products segment decreased by 11.2% to $140.6 million in 2023 from $158.4 million in 2022. The year-over-year decrease was mainly from decline in TCON revenues, but partially offset by the increase of WLO and CMOS imaging sensor.

Segment operating loss. Operating loss from the Non-Driver Products segment increased to $32.1 million in 2023 from $17.7 million in 2022. The operating loss increases were attributable mainly to the decline in revenues and gross margin.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2023, we had total current assets of $1,200.6 million, total current liabilities of $708.8 million and cash and cash equivalents of $191.7 million. As of December 31, 2023, we had short-term secured borrowings of $453.0 million with cash and time deposits of $453.0 million as collateral, and long-term unsecured borrowings of $40.5 million, of which $6.0 million was current portion. For enhancing the guaranty, our land, building and improvements of Fab 2 totaling $63.4 million were pledged as collateral for the long-term unsecured borrowings. As of December 31, 2023, we had total unused short-term credit lines of $206.5 million, of which $127.0 million belonging to the parent company, Himax Technologies, Inc., needs to be secured with an equal amount of cash and time deposits when borrowing money from banks. Further, we had unused long-term credit lines of $139.5 million. We believe that our existing short-term and long-term credit lines, together with cash generated from our operations, are sufficient to meet our liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(in thousands)
Net cash provided by operating activities	$388,276	$82,908	$152,841
Net cash provided by (used in) investing activities	(232,680)	14,998	(88,882)
Net cash (used in) financing activities	(4,487)	(211,068)	(93,591)
Net increase (decrease) in cash and cash equivalents	151,086	(114,443)	(29,832)
Cash and cash equivalents at beginning of period	184,938	336,024	221,581
Cash and cash equivalents at end of period	336,024	221,581	191,749

Operating Activities. Net cash provided by operating activities in 2023 was $152.8 million compared to $82.9 million in 2022. This increase in net cash provided by operating activities in 2023 was mainly due to the substantial reduction in inventory across major product lines.

Investing Activities. Net cash used in investing activities in 2023 was $88.9 million compared to net cash provided by investing activities $15.0 million in 2022. This increase in net cash used in investing activities was due primarily to an increase of $50.8 million in refundable deposits made for securing foundry capacity, an increase of $20.9 million in net cash used in acquisitions of financial assets at amortized cost in 2023 compared to 2022 and an increase in cash used in acquisitions of property, plant and equipment of $11.6 million.

Financing Activities. Net cash used in financing activities in 2023 was $93.6 million compared to $211.1 million in 2022. This change was due primarily to decrease in distribution of cash dividends in 2023 and a decrease of guarantee deposits received from customers.

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

During the 2021 timeframe, we took steps to address the ongoing foundry capacity shortage worldwide by entering into strategic agreements with our foundry partners to secure the necessary capacity to meet our business requirements. Under these strategic agreements, we are committed to purchasing a specific volume at fixed prices or variable prices. Some of our customers, and even our indirect customers, are also entering into similar strategic agreements to secure their IC supplies with us. However, there can be no assurance that these prices provided in the strategic agreements with our foundry partners and our customers will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the then prevailing market price. On the other hand, if there continues to be foundry capacity shortages and/or increases in customer demand, the fixed prices our customers agree to pay us may become significantly lower than the then prevailing market price. Any of those situations could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. However, after several quarters of aggressive destocking, our inventory has reached a comfortable level. In light of this, we strategically terminated certain high-cost foundry capacity agreements in the second quarter of 2023, prior to their expiration dates. This move aims to improve our cost structure for new wafer starts and maintain competitiveness. This, however, also has resulted in a significant one-time early termination expense incurred in the second quarter of 2023 and hit our gross margin. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected.

We have entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. We may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Our purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $1,415 million as of December 31, 2023. Of obligations under above purchase orders and agreements, $589 million is expected to be paid in the next 12 months.

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $7.6 million, $11.8 million and $23.4 million in 2021, 2022 and 2023, respectively. Capital expenditures of $23.4 million in 2023 was mainly for in-house testers for our IC design business as well as R&D related equipment.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with Panel Manufacturers to co-develop display solutions for their electronic devices. In 2021, 2022 and 2023, we incurred research and development expenses of $151.4 million, $175.6 million and $171.4 million, respectively, representing 9.8%, 14.6% and 18.1% of our revenues, respectively.

5.D. Trend Information

In 2023, Himax confronted challenges arising from subdued global demand, cautious procurement practices, and stringent controls by panel makers and end customers, resulting in revenue decline and gross margin contraction. However, looking ahead to 2024 and beyond, we are poised for sustained growth, leveraging our automotive leadership, operational flexibility, and focus on high-value areas such as TCON, OLED, and AI. With these product lines boasting higher gross margins than our corporate average and some already securing market-leading positions, we are well positioned for the future. As the semiconductor supply chain gradually stabilizes and channel inventory returns to healthier levels, we anticipate a promising recovery ahead.

Large-sized Display Driver IC Sector

Looking towards the long-term horizon, Himax maintains a positive outlook on the prospects of our large display driver business. Supported by a diversified and comprehensive product portfolio, we possess the agility to swiftly allocate production towards sectors demonstrating demand, in close collaboration with our customers and suppliers. Our alliances with leading end customers in the TV, monitor, and notebook markets are instrumental in driving our focus towards higher-end displays. Recognizing the increasing demand for advanced displays and premium models, we offer cutting-edge driver ICs and TCONs, providing a seamless one-stop shopping experience for leading end customers across these markets. Moreover, we facilitate feature enhancements for our customers' next-generation products, encompassing high-speed interfaces, low power consumption, higher refresh rates, ultra-large-sized displays, high-aspect-ratio screens, and curved-view designs. These initiatives collectively establish a formidable barrier of entry, setting us apart from local competition in China.

Small and Medium-Sized Display Driver IC Sector

Himax remains the market share leader in display driver ICs for automotive and tablets. In the automotive market, we are deepening our working relationships with leading panel makers, Tier 1 players, and end customers across the globe. In 2024, we expect the automotive sector to continue as our single largest revenue contributor, representing over 40% of total sales. We maintain high optimism in our automotive business and market position due to our extensive product portfolio spanning mainstream LCD and emerging OLED technologies. Securing several hundreds of design wins in TDDI and local dimming TCON for automotive LCD displays, with most slated for mass production within the next two years, highlights our market dominance in the coming years. Additionally, our foray into automotive OLED displays, including DDIC, TCON, and the newly launched touch controller, strengthens our market share leadership by providing customers with integrated solutions.

Himax also offers high-speed P2P bridge and LTDI solutions, specially designed for displays typically larger than 30 inches or pillar-to-pillar displays. These solutions can cascade up to 30 chips in support of ultrahigh-resolution displays, offering high-precision touch sensitivity and creating a high entry barrier for potential competitors. Our industry-leading, cutting-edge automotive LTDI product started mass production for Geely Auto’s NEVs in the third quarter of 2023. We are also witnessing a prominent emerging trend of more customers opting for our TDDI or LTDI, coupled with our local dimming TCON, as their standard development platform for crafting new automotive displays of various sizes. This movement has drawn the interest of leading panel makers, Tier 1s, and car makers across the spectrum, acknowledging the benefits of our supreme bundle solution to accelerate their new panel development and elevate their product values. Given all the new demand for advanced automotive display technologies, we expect decent sales growth to continue for our automotive sector in 2024.

On the tablet market, Himax still has a leading position, especially on the non-iOS market, as market adoption of TDDI continues. For OLED panel for tablet, Himax offers both DDIC and TCON where we commenced mass production in the first quarter of 2022. Despite the soft demand environment, we are actively working on the next generation IC for OLED tablet, aiming to broaden our offering and better position us for when demand returns. Moreover, we are witnessing growing demand for LCD displays with higher frame rates, resolutions, screen sizes, and active stylus support, all of which align with our early mover advantage in the market. In the smartphone sector, we anticipate higher exposure once our smartphone AMOLED solution becomes available. As expected, our traditional discrete driver ICs for smartphones and tablets are being rapidly replaced by TDDI technology.

Himax is actively expanding our presence in the AMOLED market through strategic partnerships with leading panel makers in Korea and China. Our comprehensive AMOLED portfolio now includes the newly launched on-cell touch controllers, enabling us to offer solutions for various applications, including automotive, tablets, and notebooks, among others. Additionally, our flexible AMOLED driver and TCON for automotive display have successfully ramped up for a customer’s flagship EV model in the first quarter of 2022, with the number of awarded projects with worldwide conventional car makers and EV vendors on the rise. We anticipate that AMOLED driver ICs will soon become one of the major growth drivers for our business.

Non-Driver IC Sector

The non-driver category has been our most exciting growth area and a differentiator for the Company. We are devoted to the development, manufacturing and marketing of non-driver products to diversify our customer base and product portfolio to offer total solutions of timing controller, image processing and human interface related technologies in addition to our driver IC products.

In the timing controller sector, we are optimistic about the growth prospects, where we have successfully positioned ourselves for higher-end and higher value-added areas, including 4K/8K TV, gaming TV and monitors, low-power notebooks, in view of consumers’ pursuit of various new types of entertainment for film, television, and gaming, as well as automotive applications, particularly with the local dimming feature. With years of strenuous work on this high entry barrier technology, we have developed comprehensive local dimming TCON product offerings and have an unchallenged leading position, particularly in automotive areas, where we have secured over one hundred design-win projects from numerous Tier 1s and car makers, initially in high-end car models and gradually into mainstream vehicles. Local dimming technology not only enhances display contrast for better viewing under bright daylight but also provides effective power saving, critical for larger displays and EV models. Our latest local dimming TCON features advanced image enhancement with a wide color spectrum, ensuring exceptional visual quality supporting resolutions of up to 12Kx1K, and dynamic contrast enhancement tailored to real-time display content, all while adhering to power efficiency and stringent automotive safety standards. In 2024, we expect very strong annual growth for the automotive local dimming TCON business, backed by quickly expanding design wins as well as already secured design wins set to commence mass production within the next two years. Additionally, we commenced mass production of AMOLED TCON together with DDIC in automotive and tablet applications starting in early 2022, where the design wins with leading tablet and NEV customers continue to expand. Meanwhile, we are actively developing the next generation TCON IC for OLED tablets, notebooks, and automotive applications, aiming to diversify our offerings and strategically position ourselves for a resurgence in demand. We believe the TCON sector will be one of the driving forces for our non-driver business moving forward.

During 2016, our non-driver businesses experienced tremendous growth, primarily driven by the LCoS and WLO businesses due to shipments to one of our leading AR device customers. WLO shipments increased considerably year-over-year in 2018 because of the customer’s large-scale adoption in more models. In 2023, we continued to fulfill anchor customer’s demand for the legacy product, albeit at a much lower volume. The WLO technology continues to play an important role in shaping next generation optical applications. As an illustration, our WLO technology can be deployed to empower 3D perception sensing for precise controller-free gesture recognition in VR devices and commenced volume production of WLO technology to a leading North American customer starting in second quarter of 2023 for their new generation VR devices to enable 3D gesture control. Our exceptional optical design knowledge, together with our production proven nanoimprinting capabilities and mass manufacturing experience, allow us to deliver high-quality solutions to meet the requirements of the future generation optical applications across automotive, consumer, industrial, medical applications, AR/VR/ MR devices and many other applications.

Regarding ultralow power WiseEye smart image sensing, the demand for resource-constrained and battery-powered end point applications with AI intelligent sensing is rapidly growing. Our WiseEye AI solution is designed for a wide range of ultralow power use cases that aim to modernize legacy endpoint devices, which lack AI capability, with ultralow power computer vision AI. The AI solution is capable of processing data locally on the end device with just metadata output while avoiding the need to transport massive data to the cloud, thereby improving response time, saving bandwidth and power and, last but not least, enhancing data security. Our design-win with Dell for a series of new models that started in 2021 saw meaningful shipment in 2022. We continue to support the mass production of Dell’s notebook and other endpoint AI applications, such as shared bike parking, video conference device, smart door lock, smart agriculture, medical capsule endoscope among others. We are steadfast in our dedication to WiseEye, aiming to expand our ultralow-power AI solution across various end-point AI applications. Additionally, we are focused on advancing energy-efficient AI processors and image sensors for these applications to uphold our leading position in the field. We maintain our leading position in the field of AI with active collaborations across various ecosystem partners and system integration companies, aimed at addressing diverse application needs and expanding the market presence of WiseEye AI. As official partners of prominent AI platforms including Google TensorFlow Lite for Microcontrollers, Microsoft Azure, Arm AI Partner Program, and the tinyML Foundation, we leverage their extensive networks and participant base. We also provide development tools and robust AI models to streamline customer efforts and reduce costs for AI product introduction. Our WiseEye Modules, integrating Himax's low-power CMOS image sensors, WiseEye AI processors, and AI models from in-house or third-party sources, exemplify this approach, aiming to scale adoption in this relatively untapped market. These modules feature compact designs, high integration, and plug-and-play functionality, equipped with user-programmable AI models to facilitate seamless integration and lower development barriers and costs. This initiative is particularly suitable for early-stage market applications and Modules is accessible through online resellers such as DigiKey and other system integration partners. Collaborations with partners to introduce plug-and-play AI modules incorporating advanced no-code/low-code AI solutions further enhance our ability to meet diverse development needs. Our collaboration with Seeed Studio at CES 2024 on the Grove Vision AI Module V2, a battery-powered endpoint AI vision processing module, highlights our commitment to making AI technology easily accessible. Additionally, our marketing efforts include joint webinars/promotions with well-known platform partners and SI companies like Edge Impulse, Digi-Key, SparkFun, Seeed Studio, and hackster.io and many others, to broaden our reach and establish direct contacts with more AI developers.

Moving forward, we are more committed than ever to strengthening our WiseEye product roadmap and retaining our leadership position in ultralow power AI processor and image sensor for end-point AI applications. WiseEye2, our latest AI processor, has earned the prestigious "2023 Best AI Product Award" from EE Awards Asia, solidifying our leadership position in the industry. This achievement builds upon the success of our pioneering WiseEye1 AI processor where WiseEye2 goes beyond setting a new standard in endpoint AI with exceptional inference capability, ultralow power efficiency, and advanced security features. It excels in context-aware AI with precise detection capabilities such as face mesh, facial landmark, hand gesture, and human pose, all achieved with minimal power consumption, as well as simplifying system integration and lowers costs by offering a rich set of peripheral interfaces, eliminating the need for additional discrete MCUs. With versatile sensor fusion capabilities, WiseEye2 enables accurate detection across various inputs, making it ideal for various applications, including industrial. Collaboration with major CPU and AP SOC players are in progress, facilitating integration into next-generation smart notebooks, AI PCs, surveillance systems, and beyond. WiseEye business is in a good position to enjoy rapid growth for years to come and we believe it will serve as a multi-year structural growth driver for Himax.

On 3D sensing, we offer both total solutions and key components for our customers. Our 3D decoder IC accelerates local image processing for face recognition, ensuring advanced and secured security authentication, thereby has been certified by leading Chinese electronic payment standards, meeting requirements for accurate data decoding, timely operation, and strict privacy. It's widely adopted by many Chinese e-payment solution providers with significant shipments starting 2022. At CES 2024, we showcased a range of 3D depth sensing solutions tailored for various AR/VR applications. Our groundbreaking 3D naked-eye laptop is eye catching which features Himax's proprietary structured light vision AI module for advanced real-time 3D eye and hand gesture tracking. With eye tracking, the AI module accurately detects the viewer's eye position in a 3D coordinate system with minimal latency, as fast as 7 milliseconds. This allows the laptop display to dynamically adjust based on the viewer's perspective, delivering vibrant, glasses-free 3D visuals without causing dizziness. Additionally, the module supports hand gesture tracking for intuitive, controller-free laptop operation, enhancing human-machine interaction.

For CMOS image sensors business, we continue to provide CMOS image sensors for web camera and notebook. Our industry-first 2-in-1 CMOS image sensor that supports RGB mode for video conferencing and ultralow power AI mode for facial recognition has penetrated the laptop market for the most stylish super slim bezel designs. Given the rapid expansion of AI adoption across various industries, we have developed a range of ultralow-power Always-On CMOS image sensors specifically tailored for AI applications that require continuous sensing or monitoring, while maintaining minimal power consumption. We are receiving increasing feedback and seeing design adoptions from customers worldwide for a variety of markets, including surveillance, smart electric/water meters, drones, smart home/office solutions, medical devices, and various other appliances.

Lastly, we have committed years of R&D efforts to LCoS product. We continue to focus on AR goggle devices and AR HUD (head-up-displays) for automotive. Many of our industry-leading customers have demonstrated their state-of-the-art products with our technology embedded in, including AR glasses and LiDAR system. Our proprietary front-lit LCoS microdisplay covers LCoS microdisplay, lightguide, and front-lit LED. Our latest Color Sequential Front-Lit LCoS Microdisplay stands out with its unmatched brightness of up to 180,000 nits, setting new standards for microdisplay panel with vibrant RGB color displays. With superior optical power efficiency, compact design, and ultra-lightweight build, it emerges as the optimal choice for next-generation see-through AR devices, evidenced by several tech giants in the industry shifting their focus away from micro-LED to our Front-Lit LCoS for their AR goggles. Presently, we actively engage in follow-up engineering endeavors in collaboration with key industry players, anticipating significant opportunities on the horizon.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2024. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	66	Chairman of the Board
Jordan Wu	63	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	75	Director
Yuan-Chuan Horng	72	Director
Dr. Liang-Gee Chen	67	Director
Jessica Pan	54	Chief Financial Officer
Hsien Chang Tsai	53	Vice President, Sales and Operations
Eric Li	60	Chief IR/PR Officer and Spokesperson

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

Board Diversity Matrix (As of March 31, 2024)
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

6.B. Compensation

For the year ended December 31, 2023, the aggregate cash compensation that we paid to our executive officers was approximately $1.8 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.2 million. In 2023, our Chairman of the Board voluntarily abandon the number of RSUs to be granted proposed by the compensation committee and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2023, the aggregate cash compensation that we paid to our independent directors was approximately $150,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2023 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

		Total Cash		Ordinary Shares
		Award	Ordinary Shares	Underlying	Unvested Portion
	Total RSUs	Granted	Underlying Vested	Unvested Portion	of cash award
Name	Granted	(in thousands)	Portion of RSUs	of RSUs	(in thousands)
Dr. Biing-Seng Wu	—	—	—	—	—
Jordan Wu	5,282	—	4,226	6,338	—
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Dr. Liang-Gee Chen	—	—	—	—	—
Jessica Pan	4,465	—	4,226	4,704	—
Hsien Chang Tsai	2,113	28	4,226	—	28
Eric Li	4,176	—	4,226	4,126	—

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

6.D. Employees

As of December 31, 2021, 2022 and 2023, we had 2,083, 2,181 and 2,164 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2023:

Function	Number
Research and development(1)	1,451
Engineering and manufacturing(2)	258
Sales and marketing(3)	318
General and administrative	137
Total	2,164
Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display, Himax IGI and CMVT, our subsidiaries focused on design and manufacturing of WLO and LCoS products.
(3)	Includes field application engineers.

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

We made grants of 1,710,607 RSUs to our employees on September 26, 2023. The vesting schedule for such RSU grants is as follows: 97.45% of the RSU grants vested immediately and were settled by cash in the amount of $9.5 million on the grant date, with the remainder vesting equally on each of September 30, 2024, 2025 and 2026, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2024, by each of our directors and executive officers. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Number of Shares	Percentage of Shares
Name	Owned	Owned
Dr. Biing-Seng Wu	76,904,468	22.0%
Jordan Wu	7,464,247	2.1%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	*
Dr. Liang-Gee Chen	—	—
Jessica Pan	95,738	*
Hsien Chang Tsai	—	—
Eric Li	15,000	*
*	The sum of the number of ordinary shares held is less than 1.0% of our total outstanding shares.

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

As of March 31, 2024, 349,448,102 of our shares were outstanding. We believe that, of such shares, 211,972,946 shares in the form of ADSs were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under our ADS deposit agreement. JPMorgan Chase Bank, N.A., advised us that, as of March 31, 2024, 105,986,473 ADSs, representing 211,972,946 common shares, were held of record by Cede & Co. and 10 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2024, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned(3)	Beneficially Owned(3)
Dr. Biing-Seng Wu(1)	76,904,468	22.0%
Whei-Lan Teng(2)	22,847,370	6.5%
All directors and executive officers as a group(3)	85,395,557	24.4%

Note:      (1)  Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns (a) 56,549,308 ordinary shares through Sanfair Asia Investments Ltd., a wholly owned subsidiary of Taxus Technology Investment Pte. Ltd. and (b) 20,039,838 ordinary shares through Chi-Duan Investment Co. Ltd. All of the three entities are investment companies controlled by Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 76,904,468 ordinary shares, representing approximately 22.0% of the outstanding ordinary shares.

(2)	Whei-Lan Teng beneficially owns 5,434,918 ordinary shares through Renmar Finance Limited, a wholly owned subsidiary of Pleione Technology Investment Pte. Ltd. Both of the entities are investment companies controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,412,452 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 22,847,370 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 22,847,370 ordinary shares, representing approximately 6.5% of the outstanding ordinary shares.
(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 76,904,468 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Viewsil Technology Limited (VST)

VST is a subsidiary of our equity method investee, Viewsil Microelectronics (Kunshan) Limited which became a subsidiary of the Company from December 30, 2023. As of December 31, 2022, we made an interest free loan of $1.2 million to VST for short-term funding needs. The loan is repayable on demand. We may consider providing further future loans to VST.

Viewsil Microelectronics (Kunshan)Limited (Viewsil)

Viewsil is an equity method investee of the Company, becoming a subsidiary of the Company from December 30, 2023. In 2021, 2022 and 2023, Viewsil provided technical service on a new source driver chip and integrated circuit module for the Company’s research activities for a fee of $1.4 million, $1.05 million and $1.14 million, respectively, which was charged to research and development expense. As of December 31, 2022, the related payables were $2.45 million.

Cheng Mei Materials Technology Corporation (CMMT)

CMMT is an equity method investor of CMVT. In 2021, 2022 and 2023, the purchase of raw materials from CMMT was $3.5 million, $1.1 million and $1.3 million, respectively. As of December 31, 2022 and 2023, the related payable resulting from the purchase of raw materials were $0.3 million and $0.9 million, respectively.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. On July 12, 2021, we paid a cash dividend in the amount of $47.4 million, or the equivalent of $0.272 per ADS. On July 12, 2022, we paid a cash dividend in the amount of $217.9 million, or the equivalent of $1.25 per ADS. On July 12, 2023, we paid a cash dividend in the amount of $83.7 million, or the equivalent of $0.48 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

With regard to inward and outward remittances (foreign exchange purchased or sold), approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $50 million (and /or its equivalent settlement) for companies and $5 million (and/or its equivalent settlement) for Taiwanese citizen and long term 1 year-valid resident permit of foreign individuals. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2023.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2023, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2023 approximately 70% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time, we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2023, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2023, we received $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 2, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
April 2, 2024

Changes in Internal Control over Financial Reporting

In 2023, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Himax Technologies, Inc.

Human Resources Department

No. 26, Zilian Road, Xinshi District, Tainan City 744092

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2022 and 2023.

	Year ended December 31,
Services	2022	2023
Audit Fees(1)	$805,000	$805,000
Tax Fees(2)	44,000	20,000
All Other Fees(3)	7,000	7,000
Total	$856,000	$832,000

Note:     (1)   Audit Fees. This category includes the audit of our annual consolidated financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax Fees. This category consists of fees in relation to transfer pricing reports and tax compliance status.
(3)	All Other Fees. This category consists of fees in relation to audit of conflict mineral report.

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

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J. Insider Trading Policies

Pursuant to applicable SEC transition rules, the disclosure required by Item 16J is not yet applicable to the Company.

16.K. Cybersecurity

Risk Management and Strategy

To strengthen information security, our company collaborated with Deloitte Taiwan, a third-party consulting firm, in 2023. Furthermore, to enhance risk management procedures, our company is currently implementing deploys the Risk Assessment Work Instructions, the Network and Communication Management Work Instructions, and the Emergency Response and Disaster Recovery Management Work Instructions. These instructions are utilized for executing risk management and assessment strategies, implementing network control measures, and establishing procedures for information security incident grading and reporting.

As the frequency of network hacker attacks increases, our company continues to implement strict preventive measures against network attacks. These measures encompass firewall intrusion detection and prevention, internal and external network access control, regular updates of antivirus software, physical management of information equipment, and regular updates of information equipment. Our object is to ensure a secure R&D environment and mitigate operational risks.

For additional information regarding risks to the Company from cybersecurity threats. See “Risk Factors — Risks Related to Our Financial Condition and Business —System security risks, data protection breaches or unexpected system outages or failures could impact our business.”

Governance

Our company has established an information security committee, chaired by the Deputy General Manager of the Business and Operation Center and composing representatives of the heads of each division of the Company. The committee coordinates various information security control measures and information security management strategies. Furthermore, the committee has formed a task-force emergency response team, tasked with severity of suspected information security incidents. In the event of a major network security incident, the team will conduct damage control, restoration, root cause analysis, investigation, and improvement activities. Furthermore, the committee also has established an information security management team, encompassing representatives from the information department and each division of the Company. The team is responsible for facilitating and implementing policy discussions, policy tracking, and other implementation tasks.

Our company’s information security committee reports regularly to the Board of Directors annually on the outcome of the Company’s information security initiatives. The report includes internal and external environmental risks- related to information security incident investigation and handling, plans for managing high-risk information security incidents, and annual information security plans. The committee also conducts network security awareness training for Board members every year to enhance the Board's expertise in information security governance.

In 2023, our company did not experience any major information security incidents. In addition to annual information security awareness training, our company conducted four information security tests to reinforce employee awareness. To ensure the effective implementation of information security policies, all employees who participated in the information security tests successfully met the established qualification criteria.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm.
(b)	Consolidated Statements of Financial Position as of December 31, 2022 and 2023.
(c)	Consolidated Statements of Profit or Loss for the years ended December 31, 2021, 2022 and 2023.
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2021, 2022 and 2023.
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2022 and 2023.
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023.
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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

2.4	Description of Securities.

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

8.1	List of Subsidiaries.

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jessica Pan, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

97.1	Compensation Clawback Policy.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 2, 2024

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021, 2022 and 2023

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 2, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment assessment of non-financial asset, excluding goodwill in the Wafer Level Optics cash generating unit

As discussed in Note 14 and 15 to the consolidated financial statements, the balance of other intangible assets and property, plant and equipment were $816 thousand and $130,109 thousand, respectively as of December 31, 2023, a portion of which related to the Wafer Level Optics cash generating unit (“CGU”). The Company’s non-financial assets excluding goodwill are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, impairment assessment will be performed by comparing the carrying amount of the CGU with its recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. The value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Hsinchu, Taiwan

April 2, 2024

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2022 and 2023

(in thousands of US dollars)

		December 31,	December 31,
	Note	2022	2023
Assets
Current assets:
Cash and cash equivalents	7, 23	$221,581	191,749
Financial assets at amortized cost	8, 23	8,314	12,511
Financial assets at fair value through profit or loss	9, 23	—	2,117
Accounts receivable, net (including related parties)	11, 23, 26	261,148	235,829
Inventories	12	370,933	217,308
Income taxes receivable	23	31	1,454
Restricted deposit	17, 23, 27	369,300	453,000
Other receivable from related parties	23, 26	1,224	69
Other current assets	23	104,277	86,548
Total current assets		1,336,808	1,200,585

Financial assets at fair value through profit or loss	9, 23	15,350	21,650
Financial assets at fair value through other comprehensive income	10, 23	279	1,635
Equity method investments	13	6,533	3,490
Property, plant and equipment, net	15, 18, 27, 29, 30	126,138	130,109
Deferred tax assets	22	11,797	14,196
Goodwill	4(k)	28,138	28,138
Other intangible assets, net	6, 14, 30	1,094	816
Restricted deposit	23, 27	32	32
Refundable deposits	23	162,968	222,025
Other non-current assets	19	12,621	20,728
		364,950	442,819
Total assets		$1,701,758	1,643,404

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2022 and 2023

(in thousands of US dollars)

		December 31,	December 31,
	Note	2022	2023
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	18, 23, 27	$6,000	6,000
Short-term secured borrowings	17, 23, 27	369,300	453,000
Accounts payable (including related parties)	23, 26	122,042	107,342
Income taxes payable	22	69,383	15,309
Other payable to related parties	23, 26	2,568	110
Contract liabilities-current	29	49,167	17,751
Other current liabilities	5, 15, 16, 23	75,535	109,291
Total current liabilities		693,995	708,803
Long-term unsecured borrowings	18, 23, 27	40,500	34,500
Deferred tax liabilities	22	691	520
Other non-current liabilities	15, 19, 23	72,751	35,879
Total liabilities		807,937	779,702

Equity
Ordinary shares	21	107,010	107,010
Additional paid-in capital	21	112,249	114,648
Treasury shares		(5,594)	(5,157)
Accumulated other comprehensive income	21	(218)	(180)
Retained earnings		679,125	640,447
Equity attributable to owners of Himax Technologies, Inc.		892,572	856,768
Noncontrolling interests	21	1,249	6,934
Total equity		893,821	863,702
Total liabilities and equity		$1,701,758	1,643,404

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars, except per share data)

	Note	2021	2022	2023
Revenues:
Revenues from third parties, net		$1,546,972	1,201,124	945,309
Revenues from related parties, net		125	215	119
Total revenues	26, 29	1,547,097	1,201,339	945,428

Costs and expenses:
Cost of revenues	12, 19, 20, 26, 30	798,519	714,233	681,931
Research and development	19, 20, 26, 30	151,386	175,557	171,392
General and administrative	19, 20, 26, 30	29,281	28,503	25,037
Reversal of credit losses	11	(190)	—	—
Sales and marketing	19, 20, 26, 30	23,080	25,459	23,856

Total costs and expenses		1,002,076	943,752	902,216

Operating income		545,021	257,587	43,212

Non operating income (loss):
Interest income		876	4,813	8,746
Changes in fair value of financial assets at fair value through profit or loss	9, 23	(284)	1,246	1,655
Foreign currency exchange gains (losses), net		1,096	5,506	(768)
Finance costs		(1,074)	(2,783)	(6,080)
Share of losses of associates	13	(1,392)	(743)	(598)
Other gains (losses)	5, 6	—	10,694	(1,932)
Other income		349	245	158
		(429)	18,978	1,181
Profit before income taxes		544,592	276,565	44,393
Income tax expense (benefit)	22	110,657	41,098	(5,028)
Profit for the year		433,935	235,467	49,421
Loss attributable to noncontrolling interests		2,961	1,515	1,195
Profit attributable to Himax Technologies, Inc. stockholders		$436,896	236,982	50,616

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$1.25	0.68	0.15
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$1.25	0.68	0.14
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$2.50	1.36	0.29
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$2.50	1.36	0.29

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars)

	Note	2021	2022	2023
Profit for the year		$433,935	235,467	49,421
Other comprehensive income:
Items that will not be reclassified to profit or loss:	19, 21, 22, 23
Remeasurements of defined benefit pension plans		165	684	10
Unrealized gain (loss) on financial assets at fair value through other comprehensive income		(181)	152	152
Income tax related to items that will not be reclassified subsequently		(27)	(107)	1
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences		(72)	(157)	(123)
Other comprehensive income for the year, net of tax		(115)	572	40
Total comprehensive income for the year		433,820	236,039	49,461
Total comprehensive income attributable to noncontrolling interests		2,958	1,391	1,193
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$436,778	237,430	50,654

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Balance at January 1, 2021	356,700	$107,010	107,293	(9,166)	(6,516)	(548)	272,937	480,176	5,023	485,199
Profit (loss) for the year	—	—	—	—	—	—	436,896	436,896	(2,961)	433,935
Other comprehensive income	—	—	—	—	—	(118)	—	(118)	3	(115)
Total comprehensive income for the year	—	—	—	—	—	(118)	436,896	436,778	(2,958)	433,820
Contributions by and distributions to owners
Declaration of cash dividends, $0.136 per share	—	—	—	—	—	—	(47,404)	(47,404)	—	(47,404)
Share-based compensation expenses	—	—	662	—	—	—	—	662	38	700
Restricted stock vested	—	—	(10)	15	10	—	—	—	—	—
Employee stock options exercised	—	—	499	1,049	745	—	—	1,244	—	1,244
	—	—	1,151	1,064	755	—	(47,404)	(45,498)	38	(45,460)
Changes in ownership interests
Purchase of subsidiaries shares from noncontrolling interest	—	—	—	—	—	—	(1,789)	(1,789)	175	(1,614)
Dilution gain of equity method investment	—	—	397	—	—	—	(340)	57	—	57
Declaration of cash dividends by subsidiary	—	—	—	—	—	—	—	—	(20)	(20)
	—	—	397	—	—	—	(2,129)	(1,732)	155	(1,577)
Balance at December 31, 2021	356,700	$107,010	108,841	(8,102)	(5,761)	(666)	660,300	869,724	2,258	871,982

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Profit (loss) for the year	—	—	—	—	—	—	236,982	236,982	(1,515)	235,467
Other comprehensive income	—	—	—	—	—	448	—	448	124	572
Total comprehensive income for the year	—	—	—	—	—	448	236,982	237,430	(1,391)	236,039
Contributions by and distributions to owners
Declaration of cash dividends, $0.625 per share	—	—	—	—	—	—	(217,873)	(217,873)	—	(217,873)
Share-based compensation expenses	—	—	2,664	—	—	—	—	2,664	140	2,804
Restricted stock vested	—	—	(167)	236	167	—	—	—	—	—
	—	—	2,497	236	167	—	(217,873)	(215,209)	140	(215,069)
Changes in ownership interests
New shares issued by subsidiary	—	—	115	—	—	—	—	115	445	560
Dilution gain of equity method investment	—	—	796	—	—	—	—	796	—	796
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	—	—	—	—	—	—	(104)	(104)	(197)	(301)
Disposal of financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(180)	(180)	(6)	(186)
	—	—	911	—	—	—	(284)	627	242	869
Balance at December 31, 2022	356,700	$107,010	112,249	(7,866)	(5,594)	(218)	679,125	892,572	1,249	893,821

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Profit (loss) for the year	—	—	—	—	—	—	50,616	50,616	(1,195)	49,421
Other comprehensive income	—	—	—	—	—	38	—	38	2	40
Total comprehensive income for the year	—	—	—	—	—	38	50,616	50,654	(1,193)	49,461
Contributions by and distributions to owners
Declaration of cash dividends, $0.24 per share	—	—	—	—	—	—	(83,720)	(83,720)	—	(83,720)
Dividend Equivalents	—	—	—	—	—	—	(379)	(379)	—	(379)
Share-based compensation expenses	—	—	2,623	—	—	—	—	2,623	40	2,663
Restricted stock vested	—	—	(437)	615	437	—	—	—	—	—
	—	—	2,186	615	437	—	(84,099)	(81,476)	40	(81,436)
Changes in ownership interests
New shares issued by subsidiary	—	—	—	—	—	—	(5,098)	(5,098)	6,015	917
Purchase of subsidiaries shares from noncontrolling interest	—	—	—	—	—	—	(21)	(21)	12	(9)
Dilution gain of equity method investment	—	—	213	—	—	—	—	213	—	213
Acquired the controlling power from noncontrolling interest	—	—	—	—	—	—	—	—	811	811
Liquidation of financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(76)	(76)	—	(76)
	—	—	213	—	—	—	(5,195)	(4,982)	6,838	1,856
Balance at December 31, 2023	356,700	$107,010	114,648	(7,251)	(5,157)	(180)	640,447	856,768	6,934	863,702

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars)

	2021	2022	2023
Cash flows from operating activities:
Profit for the year	$433,935	235,467	49,421
Adjustments for:
Depreciation and amortization	21,342	21,342	20,322
Reversal of credit losses recognized on accounts receivable	(190)	—	—
Gain on disposal of subsidiary	—	(10,694)	—
Share-based compensation expenses	700	3,096	2,663
Gains on disposal of property, plant and equipment, net	(147)	—	(368)
Loss on re-measurement of the pre-existing relationships in a business combination	—	—	1,932
Changes in fair value of financial assets at fair value through profit or loss	284	(1,246)	(1,655)
Interest income	(876)	(4,813)	(8,746)
Finance costs	1,074	2,783	6,080
Income tax expense (benefit)	110,657	41,098	(5,028)
Share of losses of associates	1,392	743	598
Inventories write downs	9,448	22,211	21,540
Unrealized foreign currency exchange losses (gains)	(953)	(2,883)	624
	576,666	307,104	87,383
Changes in:
Accounts receivable (including related parties)	(166,395)	146,870	20,804
Inventories	(99,341)	(194,544)	132,090
Other receivable from related parties	(17)	(7)	5
Other current assets	(7,633)	10,099	(3,863)
Other non-current assets	(19,460)	—	—
Accounts payable (including related parties)	74,954	(124,870)	7,676
Other payable to related parties	(931)	927	(268)
Contract liabilities	41,262	1,283	(37,051)
Other current liabilities	13,736	1,831	1,246
Other non-current liabilities	(4,697)	3,972	(4,602)
Cash generated from operating activities	408,144	152,665	203,420
Interest received	852	4,525	8,567
Interest paid	(1,074)	(2,783)	(6,080)
Income tax paid	(19,646)	(71,499)	(53,066)
Net cash provided by operating activities	388,276	82,908	152,841

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2021, 2022 and 2023

(in thousands of US dollars)

	2021	2022	2023
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(7,562)	(11,797)	(23,378)
Proceeds from disposal of property, plant and equipment	—	—	111
Acquisitions of intangible assets	(468)	(331)	(115)
Acquisitions of financial assets at amortized cost	(25,362)	(8,763)	(6,911)
Proceeds from disposal of financial assets at amortized cost	8,011	25,823	3,099
Acquisitions of financial assets at fair value through profit or loss	(23,417)	(108,374)	(82,628)
Proceeds from disposal of financial assets at fair value through profit or loss	29,141	110,283	75,539
Proceeds from disposal of a subsidiary	—	14,769	—
Acquisitions of financial assets at fair value through other comprehensive income	—	—	(1,379)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	96	99
Acquisition of a subsidiary, net of cash acquired	—	—	433
Proceeds from capital reduction of investment	151	—	360
Acquisitions of equity method investments	(598)	(3,264)	—
Increase in refundable deposits	(213,056)	(6,144)	(56,933)
Releases (pledges) of restricted deposit	(2,595)	2,700	—
Cash received in advance from disposal of land	3,075	—	2,821
Net cash provided by (used in) investing activities	(232,680)	14,998	(88,882)
Cash flows from financing activities:
Payments of cash dividends	(47,424)	(217,873)	(83,720)
Payments of dividend equivalents	—	—	(148)
Proceeds from issuance of new shares by subsidiaries	—	487	916
Purchases of subsidiary shares from noncontrolling interests	(1,627)	(301)	(9)
Proceeds from short-term unsecured borrowings	15,000	—	47,226
Repayments of short-term unsecured borrowings	(15,000)	—	(47,226)
Proceeds from long-term unsecured borrowings	—	40,000	—
Repayments of long-term unsecured borrowings	(6,000)	(46,000)	(6,000)
Proceeds from short-term secured borrowings	611,600	1,212,700	1,383,300
Repayments of short-term secured borrowings	(564,200)	(994,800)	(1,299,600)
Pledge of restricted deposit	(47,400)	(217,900)	(83,700)
Payment of lease liabilities	(4,668)	(4,294)	(4,830)
Guarantee deposits received	54,050	16,913	200
Proceeds from exercise of employee stock options	1,182	—	—
Net cash used in financing activities	(4,487)	(211,068)	(93,591)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(23)	(1,281)	(200)
Net increase (decrease) in cash and cash equivalents	151,086	(114,443)	(29,832)
Cash and cash equivalents at beginning of year	184,938	336,024	221,581
Cash and cash equivalents at end of year	$336,024	221,581	191,749

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

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

The registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal executive office is located at No. 26, Zilian Road, Xinshi District, Tainan City 744092, Taiwan, Republic of China.

The principal operating activities of Himax Technologies, Inc. and subsidiaries (collectively, the Company) are described in Note 4(b).

Note 2.  Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on April 2, 2024.

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

For the years ended December 31, 2021, 2022 and 2023

Note 3.  Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 12 “International Tax Reform—Pillar Two Model Rules”	May 23, 2023

The Company believes that the adoption of the above amendments to IFRSs did not have a material impact on its consolidated financial statements.

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

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
IFRS16 “Requirements for Sale and Leaseback Transactions”	January 1, 2024
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangement”	January 1, 2024
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025

As of the date of the consolidated financial statements were authorized for issue, the Company continues in assessing possible impacts that application of the abovementioned amendments will have on the Company’s financial position and financial performance and will disclose these impacts when the assessment is completed.

Note 4.  Material accounting policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out as below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except if mentioned otherwise. The accounting policies have been applied consistently by consolidated entities.

(a)   Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of Himax Technologies, Inc. and its majority owned subsidiaries and entities that it has a controlling financial interest. The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
			Jurisdiction of	December 31,	December 31,
Investor	Subsidiary	Main activities	Incorporation	2022	2023
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies, Inc.	Viewsil Microelectronics (Kunshan) Limited (“Viewsil”) (1)	IC design and sales	PRC	—	49.00%
Viewsil Microelectronics (Kunshan) Limited	Viewsil Technology Limited (1)	IC sales	British Virgin Islands	—	49.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	83.54%	92.08%
Himax Display, Inc.	Integrated Microdisplays Limited	LCoS design	Hong Kong	83.54%	92.08%
Himax Display, Inc.	Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	83.54%	92.08%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	98.42%	98.43%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	98.42%	98.43%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	62.26%	62.26%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	CM Visual Technology Corp.	Omniwide film products design and sales	ROC	66.71%	77.63%

Note (1): On December 30, 2023, Himax Technologies, Inc. acquired the controlling interest in Viewsil and included it as the consolidated entity. Refer to Note 5 for further details.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Principal Activities

The Company is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming TCON), Large Touch and Display Driver Integration (LTDI) and AMOLED display technologies. The Company is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Smart Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While the Company optics technologies, such as diffractive wafer level optics, LCoS micro-displays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Besides, Himax designs and provides touch controllers, AMOLED ICs, LED drivers, EPD drivers, power management ICs, and CMOS image sensors for diverse display application coverage.

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

For the years ended December 31, 2021, 2022 and 2023

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

For the years ended December 31, 2021, 2022 and 2023

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

For the years ended December 31, 2021, 2022 and 2023

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Property, plant and equipment that are highly probable to be recovered primarily through sale rather than through continuing use, are reclassified as held for sale. Immediately before classification as held for sale, the assets are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on assets initially classified as held for sale and any subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of the cumulative impairment loss that has been recognized. Once classified as held for sale, the property, plant and equipment are no longer depreciated.

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

For the years ended December 31, 2021, 2022 and 2023

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 11.98% and 9.95% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2022 and 2023, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 15.38% and 13.96% as of December 31, 2022 and 2023, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.18% and 2.6% used in the test for both CGUs as of December 31, 2022 and 2023, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2021, 2022 and 2023, the Company did not recognize any impairment loss on goodwill.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

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

For the years ended December 31, 2021, 2022 and 2023

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The Company has adopted International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12) upon their release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure.

The mandatory exception applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantially enacted on December 31, 2022 in any jurisdiction in which the Company operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Company’s consolidated financial statements.

The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. South Korea and Japan are the only two countries which represent jurisdictions where the Company maintains subsidiaries’ operations and have already enacted tax legislation on December 31, 2023. The Company has evaluated the current tax impact to be immaterial for the year ended 31 December 2023.

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

For the years ended December 31, 2021, 2022 and 2023

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

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2021	2022	2023

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$436,896	236,982	50,616
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	349,228	349,448	348,990
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$1.25	0.68	0.15
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$2.50	1.36	0.29

Contingently issuable ordinary shares underlying the unvested RSUs and employee stock options granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2021	2022	2023

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$436,896	236,982	50,616
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	349,228	349,448	348,990
Unvested RSUs (in thousands)	38	187	576
Employee stock options (in thousands)	467	—	—
	349,733	349,635	349,566
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$1.25	0.68	0.14
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$2.50	1.36	0.29

Note (1): As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009. The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2021, 2022 and 2023 is 174,614 thousand, 174,724 thousand and 174,495 thousand, respectively. Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2021, 2022 and 2023 is 174,867 thousand, 174,817 thousand and 174,783 thousand, respectively. The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

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

For the years ended December 31, 2021, 2022 and 2023

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

For the years ended December 31, 2021, 2022 and 2023

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

Note 5.  Consolidation

The Company holds 49% of the outstanding voting shares of Viewsil. One board director appointed by the one other shareholder resigned on December 30, 2023, and that other shareholder informed the Company that it would not appoint another board of director to fill the casual vacancy in the future. Therefore, there would be 3 board directors in Viewsil and the Company would assign 2 board seats with obtaining more than half of the total number of Viewsil’s directors from December 30, 2023 without consideration paid. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee returns. The Company has the power to determine the major matters and the most important decisions that will significantly impact the operations and direct financial interests are resolved by majority vote of directors present in the meeting. Therefore, it is determined that the Company has controlling power over Viewsil from December 30, 2023, the acquisition date.

The Company’s previously held equity interests in Viewsil was re-measured at fair value, which was determined according to the amount of underlying equity in net assets of Viewsil at acquisition date. The re-measurement loss on the previously held equity interests in Viewsil was $1,932 thousand which is included in “other gains (losses)” in the consolidated statements of profit or loss.

The results of Viewsil’s operations for 2023 have not been included in the Company’s consolidated financial statements since the acquisition date on December 30, 2023. If the consolidation had occurred on January 1, 2023, management estimates that consolidated revenue would have been $945,428 thousand (unaudited), and consolidated profit for the year would have been $50,641 thousand (unaudited). In determining these amounts, management has assumed that the fair value adjustments that arose on the date of consolidation would have been the same if the consolidation had occurred on January 1, 2023.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The following table summarizes the amounts of estimated fair value of the assets obtained and liabilities assumed at the date of consolidation.

Fair value
(in thousands)
Recognized amounts of identifiable assets obtained and liabilities assumed:
Cash	$433
Current assets, other than cash	2,576
Other assets	7
Other current liabilities	(1,425)
Total identifiable net assets obtained	1,591
Noncontrolling interests	(811)
$780

Obtained assets were valued at estimates of their current fair values based on management’s estimate.

Note 6.  Disposal of subsidiary

The Company had disposed its 100% shareholdings in Emza Visual Sense Ltd. (“EMZA”) to a third party with a consideration of $15,092 thousand netting disposal related cost in October 2022. The Company derecognized EMZA from the date of disposal as its subsidiary. The Company derecognized the assets, liabilities and the related equity components of EMZA, and recognized a gain on disposal of $10,694 thousand, and recorded it as other gains (losses).

The carrying amount of assets and liabilities of EMZA on the date of disposal was as follow:

EMZA
(in thousands)
Cash	$323
Current assets, other than cash	2,241
Property, plant and equipment	179
Other intangible assets	4,436
Other non-current assets	587
Other current and non-current liabilities	(4,148)
Net assets disposed of	$3,618

Note 7.  Cash and Cash Equivalents

	December 31,	December 31,
	2022	2023

	(in thousands)

Cash, demand deposits and checking accounts	$217,181	182,049
Time deposits with less than three months maturity date	4,400	9,700
	$221,581	191,749

Refer to Note 23 and Note 24 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2022 and 2023, no cash and cash equivalents were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 8.  Financial Assets at Amortized Cost

	December 31,	December 31,
	2022	2023

	(in thousands)
Time deposit with original maturities more than three months	$8,314	12,511

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2022 and 2023 is due in one year or less.

As of December 31, 2022 and 2023, no financial assets at amortized cost were pledged with banks as collaterals.

Note 9.  Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023

	(in thousands)
Money market fund	$—	2,117
Equity securities-unlisted company	15,350	21,650
	$15,350	23,767
Current	$—	2,117
Non-current	15,350	21,650
	$15,350	23,767

Net gain (loss) of ($284) thousand, $1,246 thousand and $1,655 thousand, was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

Note 10.  Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2021, 2022 and 2023, were $151 thousand, $283 thousand and $99 thousand, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2022 and 2023, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 11.  Accounts Receivable, net (including related parties)

	December 31,	December 31,
	2022	2023

	(in thousands)
Accounts receivable	$261,112	235,815
Accounts receivable from related parties	36	14
Less: Loss allowance	—	—
	$261,148	235,829

As of December 31, 2022 and 2023, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2022
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$258,974	0%	$—
Past due within 30 days	1,884	0%	—
Past due 31‑60 days	121	0-32.15%	—
Past due 61‑90 days	75	0-47.02%	—
Past due 91‑120 days	94	0-77.69%	—
Past due over 121 days	—	100.00%	—
	$261,148		$—

	December 31, 2023
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$231,676	0%	$—
Past due within 30 days	3,591	0%	—
Past due 31‑60 days	462	0%	—
Past due 61‑90 days	9	0%	—
Past due 91‑120 days	—	0%	—
Past due over 121 days	91	0%-100.00%	—
	$235,829		$—

There were no changes in loss allowance as of December 31, 2022 and 2023.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The activity in the loss allowance is as follows:

Loss Allowance

	Balance at		Amounts
	Beginning	Charges to	utilized /	Balance at
Period	of year	earnings	write-offs	end of year

(in thousands)

Year 2021	$190	(190)	—	—
Year 2022	$—	—	—	—
Year 2023	$—	—	—	—

Note 12.  Inventories

	December 31,	December 31,
	2022	2023

	(in thousands)
Finished goods	$63,425	47,468
Work in process	169,166	96,955
Raw materials	138,086	72,692
Supplies	256	193
	$370,933	217,308

The amounts of inventories that were charged to cost of revenues were $789,071 thousand, $692,022 thousand and $660,391 thousand, for the years ended December 31, 2021, 2022 and 2023, respectively, and the charges for inventories written down to net realizable value amounted to $9,448 thousand, $22,211 thousand and $21,540 thousand, for the years ended December 31, 2021, 2022 and 2023, respectively, which were also included in cost of revenues.

As of December 31, 2022 and 2023, none of the Company’s inventories was pledged as collateral.

Note 13.  Equity Method Investments

Associates consisted of the following:

			December 31, 2022		December 31, 2023
		Place of
		Incorporation
	Principal	and	Carrying	Holding	Carrying	Holding
Name of Associate	Activities	Operation	amount	%	amount	%
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$—	35.72	$—	32.21
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	315	4.93	303	4.52
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	Kunshan, China	2,635	49.00	—	—
Guangzhou Pixtalks Information Technology Co., Ltd.	3D structured light module	Guangzhou, China	285	29.50	153	29.50
Prilit Optronics, Inc.	LCD panel components manufacturing	Tainan, Taiwan	3,298	15.00	3,034	14.95
			$6,533		$3,490

Prilit Optronics, Inc. was purchased with original investment amount of $3,264 thousand in October 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2021	2022	2023

	(in thousands)
The Company’s share of losses of associates	$(1,392)	(743)	(598)
The Company’s share of other comprehensive income of associates	$55	(86)	20
The Company’s share of total comprehensive income of associates	$(1,337)	(829)	(578)

The Company has not recognized losses of $24 thousand, $302 thousand and $691 thousand in relation to its interest in Ganzin Technology Corp. for the year ended December 31, 2021, 2022 and 2023, respectively, because the Company has no obligation in respect of the losses. As of December 31, 2023, the cumulative unrecognized losses in relation to the Company’s interest in Ganzin Technology Corp. was $1,017 thousand.

As of December 31, 2022 and 2023, none of the Company’s equity method investments was pledged as collateral.

Note 14.  Other Intangible Assets

	Technology	Software	Others	Total

	(in thousands)
Cost
Balance at January 1, 2022	$13,171	5,664	3,423	22,258
Additions	—	331	—	331
Disposals	—	(8)	—	(8)
Disposal of subsidiary	(6,282)	—	(2,182)	(8,464)
Effect of exchange rate changes	—	(18)	(69)	(87)
Balance at December 31, 2022	6,889	5,969	1,172	14,030
Additions	—	115	—	115
Consolidation through obtaining control of subsidiary	—	1	—	1
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2023	$6,889	6,082	1,172	14,143

Accumulated Amortization
Balance at January 1, 2022	$9,891	5,233	517	15,641
Amortization for the year	887	323	168	1,378
Disposals	—	(8)	—	(8)
Disposal of subsidiary	(3,889)	—	(139)	(4,028)
Effect of exchange rate changes	—	(17)	(30)	(47)
Balance at December 31, 2022	6,889	5,531	516	12,936
Amortization for the year	—	273	121	394
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2023	$6,889	5,801	637	13,327

Carrying amounts
At December 31, 2022	$—	438	656	1,094
At December 31, 2023	$—	281	535	816

Others in other intangible assets includes the acquired trademark $1,800 thousand with an indefinite useful life. The Company derecognized the trademark $1,800 thousand with the disposal of subsidiary in October 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7	years
Software	2-10	years
Others (except for trademark)	7-15	years

Note 15.  Property, Plant and Equipment

(a)

							Prepayments
							for purchase
				Research	Office		of equipment
		Building		and	furniture		and
		and		development	and		construction
	Land	improvements	Machinery	equipment	equipment	Others	in progress	Total

	(in thousands)
Cost
Balance at January 1, 2022	$41,828	75,383	77,441	49,227	13,127	46,442	447	303,895
Additions	—	1,129	2,730	1,946	1,301	4,030	2,210	13,346
Transfers	—	—	335	112	—	—	(447)	—
Disposals	—	(37)	(2)	(1,861)	(152)	(2,163)	—	(4,215)
Disposal of subsidiary	—	—	—	—	(103)	(225)	—	(328)
Effect of exchange rate changes	—	—	—	—	(168)	(371)	—	(539)
Balance at December 31, 2022	41,828	76,475	80,504	49,424	14,005	47,713	2,210	312,159
Additions	—	1,239	14,977	2,415	1,010	5,911	2,621	28,173
Consolidation through obtaining control of subsidiary	—	—	—	—	6	—	—	6
Transfers	—	67	334	2	—	—	(403)	—
Reclassification to assets held for sale	(4,175)	—	—	—	-	—	—	(4,175)
Disposals	—	—	(1,084)	(1,608)	(1)	(2,770)	—	(5,463)
Effect of exchange rate changes	—	1	1	—	(29)	(82)	—	(109)
Balance at December 31, 2023	$37,653	77,782	94,732	50,233	14,991	50,772	4,428	330,591

Accumulated Depreciation
Balance at January 1, 2022	$—	28,800	63,395	40,941	10,859	26,664	—	170,659
Depreciation for the year	—	4,212	4,964	3,125	1,132	6,531	—	19,964
Disposals	—	(37)	(2)	(1,861)	(152)	(1,969)	—	(4,021)
Disposal of subsidiary	—	—	—	—	(57)	(92)	—	(149)
Effect of exchange rate changes	—	—	—	—	(141)	(291)	—	(432)
Balance at December 31, 2022	—	32,975	68,357	42,205	11,641	30,843	—	186,021
Depreciation for the year	—	4,325	4,985	3,241	1,054	6,323	—	19,928
Disposals	—	—	(1,081)	(1,596)	(1)	(2,711)	—	(5,389)
Effect of exchange rate changes	—	—	—	—	(25)	(53)	—	(78)
Balance at December 31, 2023	$—	37,300	72,261	43,850	12,669	34,402	—	200,482

Carrying amounts
At December 31, 2022	$41,828	43,500	12,147	7,219	2,364	16,870	2,210	126,138
At December 31, 2023	$37,653	40,482	22,471	6,383	2,322	16,370	4,428	130,109

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

As of December 31, 2023, a piece of land $4,175 thousand was presented as assets held for sale following the commitment of the Company’s management to sell the land before the end of 2024. The land held for sale has been included in “Other current assets” in the consolidated statements of financial position.

The Company incurred non-cash capital expenditures of $3,608 thousand, $2,551 thousand and $3,086 thousand in the years ended December 31, 2021, 2022 and 2023.

The above items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	25 years
Building improvements	4-16 years
Machinery	4-10 years
Research and development equipment	2-6 years
Office furniture and equipment	3-8 years
Others	2-15 years

For the years ended December 31, 2021, 2022 and 2023, the Company did not recognize any impairment loss on property, plant and equipment.

Information on property, plant and equipment that were pledged to bank as collateral is provided in Note 27.

(b)   Lease Arrangements

(i)    Right-of-use assets

Addition to right-of-use assets during 2022 and 2023 were $2,395 thousand and $4,398 thousand, respectively. The carrying amounts of right-of-use assets for offices and buildings lease included in Others in property, plant and equipment was $13,863 thousand and $13,559 thousand as of December 31, 2022 and 2023, respectively. Depreciation expense of right-of-use assets amounted to $4,554 thousand, $4,810 thousand and $4,609 thousand in 2021, 2022 and 2023, respectively.

(ii)    Lease liabilities

	December 31,	December 31,
	2022	2023

	(in thousands)
Current portion (classified under other current liabilities)	$4,218	4,636
Non-current portion (classified under other non-current liabilities)	7,457	6,744
	$11,675	11,380

(iii)    Additional lease information

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Expenses relating to short-term leases	$162	364	73
Expenses relating to low-value asset leases	$342	113	368
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,874	2,920	2,195

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2022	2023

	(in thousands)
Balance at beginning of year	$15,860	11,675
Change from financing activities:
Payment of lease liabilities	(4,294)	(4,830)
Total change from financing activities	(4,294)	(4,830)
Other changes:
New lease	2,395	4,267
Interest expense	222	167
Interest paid	(222)	(167)
Lease modifications	(194)	(75)
Disposal of subsidiary	(138)	—
Effect of exchange rate changes	(1,954)	343
Total liability-related other changes	109	4,535
Balance at end of year	$11,675	11,380

Note 16.  Other Current Liabilities

	December 31,	December 31,
	2022	2023

	(in thousands)
Accrued payroll and related expenses	$22,586	26,329
Guarantee deposit received	14,251	34,270
Accrued mask, mold fees and other expenses for RD	10,330	14,813
Received in advance from disposal of land	—	7,383
Accrued software maintenance	3,850	7,222
Lease liabilities	4,218	4,636
Payable for purchases of building and equipment	2,670	3,102
Provision on onerous inventory contract	5,791	599
Allowance for sales discounts	2,180	552
Accrued insurance, welfare expenses, professional fee and others	9,659	10,385
	$75,535	109,291

The activity in the sales discounts is as follows:

Allowance for sales discounts

	Balance at			Balance at
	beginning	Charges to	Amounts	end of
Period	of year	earnings	utilized	year

	(in thousands)
Year 2021	$809	13,632	(12,871)	1,570
Year 2022	$1,570	26,830	(26,220)	2,180
Year 2023	$2,180	20,429	(22,057)	552

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 17.  Short-Term Borrowings

	December 31,	December 31,
	2022	2023

	(in thousands)
Secured borrowings	$369,300	453,000
Unused credit lines	$323,212	206,483
Interest rate-secured borrowings	0.35%~1.78%	0.3%~0.35%

As of December 31, 2022 and 2023, cash and time deposits totaling $369,300 thousand and $453,000 thousand are pledged as collateral, respectively.

As of December 31, 2023, unused credit lines will expire between February 2024 and October 2024. Among the unused credit lines, $27,244 thousand will expire before the end of March 2024, and $127,000 thousand belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured	Secured
	borrowings	borrowings

	(in thousands)
January 1, 2022	$—	151,400
Change from financing activities:
Proceeds from borrowings	—	1,212,700
Repayments of borrowings	—	(994,800)
Total changes from financing activities	—	217,900
December 31,2022	—	369,300
Change from financing activities:
Proceeds from borrowings	47,226	1,383,300
Repayments of borrowings	(47,226)	(1,299,600)
Total changes from financing activities	—	83,700
December 31,2023	$—	453,000

Note 18.  Long-Term Borrowings

	December 31,	December 31,
	2022	2023

	(in thousands)
Unsecured borrowings	$46,500	40,500
Less: current portion	(6,000)	(6,000)
Total	$40,500	34,500
Unused long-term credit lines	$83,500	139,500
Interest rate	5.48%	6.25%
Duration	2020/8/4~ 2030/9/2	2020/8/4~ 2030/9/2

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

As of December 31, 2022 and 2023, for enhancing the guaranty, land and building and improvements totaling $65,571 thousand and $63,352 thousand are pledged as collateral. Please refer to Note 27.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2022	2023

	(in thousands)
Balance at beginning of year	$52,500	46,500
Change from financing activities:
Proceeds from borrowings	40,000	—
Repayments of borrowings	(46,000)	(6,000)
Total changes from financing activities	(6,000)	(6,000)
Balance at end of year	$46,500	40,500

Note 19.  Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.

Reconciliations of defined benefit obligation at present value and plan asset at fair value are as follows:

	December 31,	December 31,
	2022	2023

	(in thousands)
Present value of the defined benefit obligations	$3,060	3,114
Fair value of plan assets	(4,307)	(4,382)
Prepaid pension costs	$(1,247)	(1,268)

(i)    Plan assets

The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. As of December 31, 2023, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $4,382 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(ii)   Movements in present value of the defined benefit obligations

	Year ended December 31,
	2022	2023

	(in thousands)
Balance at beginning of year	$3,489	3,060
Service costs	4	5
Interest expense	27	42
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
-Changes in demographic assumptions	24	—
-Experience adjustment	167	(20)
-Change in financial assumptions	(551)	42
Effect of changes in exchange rates	(100)	(15)
Balance at end of year	$3,060	3,114

(iii)  Movements in the fair value of plan assets

	Year ended December 31,
	2022	2023

	(in thousands)
Balance at beginning of year	$4,065	4,307
Interest income	31	60
Remeasurements gain:
-Return on plan assets excluding interest income	305	31
Actual benefits paid	—	(17)
Effect of changes in exchange rate	(94)	1
Balance at end of year	$4,307	4,382

(iv)  Expenses recognized in profit or loss

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Current service costs	$—	4	5
Interest income	(2)	(4)	(18)
	$(2)	—	(13)
Cost of revenues	$6	3	—
Research and development	(8)	(3)	(13)
General and administrative	—	—	—
Sales and marketing	—	—	—
	$(2)	—	(13)

(v)  Remeasurement of net defined benefit liability recognized in other comprehensive income

	Year ended December 31,
	2022	2023

	(in thousands)
Balance at beginning of year	$(22)	(599)
Recognized during the period	(577)	(11)
Balance at end of year	$(599)	(610)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(vi)  Actuarial assumptions

The principal actuarial assumptions were as follows:

	December 31,	December 31,
	2022	2023
Discount rate	1.4%-1.41%	1.31%
Rate of increase in compensation levels	3.00%	3.00%

The Company expects to make contribution of nil to the defined benefit plans in the next year starting from January 1, 2024.

As at December 31, 2023, the weighted average duration of the defined benefits obligation was between 15 years to 16 years.

(vii) Sensitivity analysis

Reasonably possible changes at December 31, 2022 and 2023 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2022		December 31, 2023
	+ 0.5%	- 0.5%	+ 0.5%	‑0.5%

	(in thousands)
Discount rate	(238)	261	(230)	251
Rate of increase in compensation levels	255	(235)	245	(227)

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2021, 2022 and 2023, based on the contribution called for were $3,683 thousand, $3,828 thousand and $3,922 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. Expenses recognized in 2021, 2022 and 2023, based on the contribution called for were nil, $47 thousand and $68 thousand, respectively.

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $1,695 thousand, $2,088 thousand and $2,390 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

Other foreign subsidiaries recognized pension expenses of $617 thousand, $564 thousand and $221 thousand for the years ended December 31, 2021, 2022 and 2023, respectively, for the defined contribution plans based on their respective local government regulations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

3.	Cash award

On September 28, 2021 and 2022, and September 26, 2023, the Company’s compensation committee granted annual bonuses by cash payouts totaling $47,657 thousand, $19,346 thousand and $729 thousand, respectively to the Company’s employees among which $1,582 thousand, $1,015 thousand and $187 thousand, respectively was immediately vested on the grant date. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

The amounts of cash award expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Cost of revenues	$511	505	174
Research and development	5,876	20,792	15,273
General and administrative	678	2,250	1,401
Sales and marketing	1,223	4,147	2,797
Total compensation	$8,288	27,694	19,645
Income tax benefit	$1,444	5,641	4,167

Note 20. Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Cost of revenues	$682	481	157
Research and development	17,662	15,345	9,414
General and administrative	2,367	2,193	1,108
Sales and marketing	3,163	2,612	1,453
Total compensation	$23,874	20,631	12,132
Income tax benefit	$4,896	4,201	2,545

(a)	Long-term Incentive Plan
(i)	Restricted share Units (RSUs)

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

For the years ended December 31, 2021, 2022 and 2023

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

On September 28, 2022, the Company’s compensation committee made grants of 3,987,509 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 86.41% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $17,535 thousand, a subsequent 4.53% will vest on each of September 30, 2023, 2024 and 2025 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On September 26, 2023, the Company’s compensation committee made grants of 1,710,607 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 97.45% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $9,468 thousand, a subsequent 0.85% will vest on each of September 30, 2024, 2025 and 2026 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On November 9, 2022, the Company’s compensation committee made the unvested RSUs generally include forfeitable dividend-equivalent rights, which entitle holders of RSUs to the same dividend value per share as holders of common stock. The dividend-equivalent rights are subject to the same vesting and other terms and conditions as the underlying RSUs.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $5.76 per ADS, $3.44 per ADS, $10.39 per ADS, $5.09 per ADS and $5.68 per ADS on September 26, 2018, September 28, 2020, September 28, 2021, September 28, 2022 and September 26, 2023, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value
Balance at January 1, 2021	22,889	$3.88
Granted	2,604,545	10.39
Vested	(2,237,499)	10.37
Forfeited	(3,415)	4.38
Balance at December 31, 2021	386,520	10.17
Granted	3,987,509	5.09
Vested	(3,563,177)	5.25
Forfeited	(18,643)	10.15
Balance at December 31, 2022	792,209	6.71
Granted	1,710,607	5.68
Vested	(1,974,496)	5.91
Forfeited	(2,355)	9.81
Balance at December 31, 2023	525,965	6.36

As of December 31, 2023, the total compensation cost related to the unvested RSUs not yet recognized was $1,415 thousand. The weighted-average period over which it is expected to be recognized is 1.6 years.

In 2021, 2022 and 2023, the Company settled RSUs release with shares buyback of 14,264 shares, 235,910 shares and 615,052 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Cost of revenues	$676	472	153
Research and development	17,592	15,097	9,353
General and administrative	2,343	1,934	1,108
Sales and marketing	3,149	2,497	1,449
Total compensation	$23,760	20,000	12,063
Income tax benefit	$4,896	4,201	2,545

(ii)	Employee stock options

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The 2019 plan has two years contractual life and one year vesting period. Based on the vesting schedule, 50% of the options vest half year after the date of grant and 50% of the options vest one year after the date of grant. The Company recognized compensation expenses before 2021.

During 2020, 114,500 units, 39,000 units and 10,000 units of stock option to purchase 114,500 units, 39,000 units and 10,000 units ADS were grant to certain employees at an exercise price of $2.74, $3.9 and $3.35 on March 31, 2020, August 11, 2020 and September 25, 2020, respectively. The options granted in 2020 were fully vested on October 1, 2020. The Company recognized compensation expenses before 2021.

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

2019 plan
Valuation assumptions:
Expected dividend yield	3.5%
Expected volatility	51.96%-57.79%
Expected term (years)	1-1.5
Risk-free interest rate	1.69%-1.75%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of Units	price	term
Balance at January 1, 2021	578,468	$2.36	0.54
Exercised	(524,387)	2.37
Expired	(54,081)	2.27
Balance at December 31, 2021	—	—	—
Exercisable at December 31, 2021	—	—	—

(b)	Employee stock options
(i)	On March 19, 2021, board of directors of CM Visual Technology Corp. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 3,000,000 shares of CM Visual Technology Corp.’ authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.36).

The 2021 plan has four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant.The Company recognized compensation expenses of $71 thousand, $76 thousand and $69 thousand in 2021, 2022 and 2023, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2021, 2022 and 2023, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

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

	2021 plan
	Granted in	Granted in
	2021	2023
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	43.82%	44.17%
Expected term (years)	3.125	3.125
Risk-free interest rate	0.223%	1.081%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	—	$—
Granted	2,791,000	0.36
Exercised	—	—
Forfeited	(120,000)	0.36
Balance at December 31, 2021	2,671,000	0.36	3.5
Exercised	—	—
Forfeited	(380,000)	0.36
Balance at December 31, 2022	2,291,000	0.36	2.5
Granted	288,000	0.33
Exercised	—	—
Effect of capital reduction	(1,289,500)	0.36
Forfeited	—	—
Balance at December 31, 2023	1,289,500	0.50	1.5
Exercisable at December 31, 2023	572,750	0.50	1.5

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

For the years ended December 31, 2021, 2022 and 2023

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

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	30.06%
Expected term (years)	1.25
Risk-free interest rate	0.107%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2021	—	$—
Granted	1,000,000	0.65
Exercised	—	—
Forfeited	(90,000)	0.65
Balance at December 31, 2021	910,000	0.65	1.0
Exercised	(840,000)	0.65
Forfeited	(70,000)	0.65
Balance at December 31, 2022	—	—	—
Exercisable at December 31, 2022	—	—	—

(iii) On January 28, 2022, board of directors of EMZA approved a plan to grant stock options, the 2022 Option Plan, to certain employees. This plan authorizes grants to purchase up to 179,690 shares of EMZA’s authorized but unissued ordinary shares. The exercise price was $20.49.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. EMZA uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since EMZA’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 5 years Israel non-indexed government bond at the time of grant.

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

For the years ended December 31, 2021, 2022 and 2023

Note 21.  Equity

(a)	Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2022 and 2023.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2022 and 2023. The outstanding ordinary shares were 348,833,050 shares and 349,448,102 shares at December 31, 2022 and 2023, respectively. 7,866,432 treasury shares and 7,251,380 treasury shares were held by the Company as of December 31, 2022 and 2023, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2022 and 2023 were as follows:

	December 31,	December 31,
	2022	2023

	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	6,744	6,307
From share-based compensation	10,715	13,338
From share of changes in equities of associates	1,449	1,662
	$112,249	114,648

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(c)	Earnings distribution

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2022 and 2023 amounted to $131,490 thousand and $154,743 thousand, respectively.

For the year ended December 31, 2023, the Company declared the cash dividend of $0.24 per share, totaling $83,720 thousand, and was paid on July 12, 2023.

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains	benefit	other
	currency	(losses) on	pension	comprehensive
	translation	securities	plans	income

	(in thousands)
Beginning balance, January 1, 2021	$216	(869)	105	(548)
Exchange differences arising on translation of foreign operations	(72)	—	—	(72)
Changes in fair value of financial assets	—	(179)	—	(179)
Remeasurement of defined benefit pension plans	—	—	133	133
Ending balance, December 31, 2021	144	(1,048)	238	(666)
Exchange differences arising on translation of foreign operations	(245)	—	—	(245)
Changes in fair value of financial assets	—	142	—	142
Remeasurement of defined benefit pension plans	—	—	551	551
Ending balance, December 31, 2022	(101)	(906)	789	(218)
Exchange differences arising on translation of foreign operations	(123)	—	—	(123)
Changes in fair value of financial assets	—	152	—	152
Remeasurement of defined benefit pension plans	—	—	9	9
Ending balance, December 31, 2023	$(224)	(754)	798	(180)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(e)	Noncontrolling interest

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Balance at the beginning of year	$5,023	2,258	1,249
Equity attributable to non-controlling interests
Loss for the year	(2,961)	(1,515)	(1,195)
Changes in fair value of financial assets	(2)	10	—
Remeasurement of defined benefit pension plans	5	26	2
Share-based compensation expenses	38	140	40
New shares issued by subsidiaries	—	445	6,015
Acquired the controlling power from noncontrolling interest	—	—	811
Purchase of subsidiaries shares from noncontrolling interest	175	—	12
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	—	(197)	—
Disposal of financial assets at fair value through other comprehensive income	—	(6)	—
Exchange differences arising on translation of foreign operations	—	88	—
Declaration of cash dividends	(20)	—	—
Balance at the end of year	$2,258	1,249	6,934

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2021, 2022 and 2023 consists of the following:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Current tax expense
Current period	$102,297	48,808	155
Adjustment for prior periods	12	(2,723)	(2,614)
	102,309	46,085	(2,459)

Deferred tax expense
Origination and reversal of temporary differences	310	(5,742)	2,436
Investment tax credits and operating loss carryforward	8,038	755	(5,005)
	8,348	(4,987)	(2,569)
Total income tax expense (benefit)	$110,657	41,098	(5,028)

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2021, 2022 and 2023 consist of the following:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$27	107	(1)

(c)

Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 20% compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	Years ended December 31,
	2021		2022		2023
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$544,592		$276,565		$44,393
Income tax expense calculated at the statutory rate	20.0%	108,919	20.0%	55,313	20.0%	8,879
Tax on undistributed earnings	4.2%	22,648	3.9%	10,668	4.4%	1,931
Tax benefit resulting from setting aside legal reserve from prior year’s income	—	(267)	(0.8)%	(2,215)	(2.9)%	(1,267)
Tax benefit resulting from actual investment from prior year’s undistributed earnings	—	(161)	(0.1)%	(303)	—	—
Increase in tax credits	(3.3)%	(17,934)	(5.6)%	(15,556)	(22.2)%	(9,864)
Effect of change of unrecognized deductible temporary differences and tax losses carryforwards	0.7%	3,668	1.7%	4,706	9.3%	4,127
Net of non-taxable income and non-deductible expense	(2.0)%	(10,680)	(5.0)%	(13,728)	(16.0)%	(7,090)
Changes in unrecognized tax benefits	0.5%	2,763	1.1%	3,003	(3.1)%	(1,380)
Foreign tax rate differential	0.2%	837	0.5%	1,370	1.7%	752
Variance from audits, amendments and examinations of prior years’ income tax filings	—	440	(0.1)%	(205)	(3.0)%	(1,347)
Others	—	424	(0.7)%	(1,955)	0.5%	231
Income tax expense (benefit)		$110,657		$41,098		$(5,028)
Effective tax rate	20.3%		14.9%		(11.3)%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(d)	As of December 31, 2022 and 2023, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2022	2023

	(in thousands)
Deferred tax assets:
Inventory	$5,335	4,696
Tax credit carryforwards	—	5,005
Accrued compensated absences	926	941
Allowance for sales discounts	1,465	1,902
Depreciation	641	1,149
Others	3,430	503
	$11,797	14,196

Deferred tax liabilities:
Remeasurement of defined benefit plans	$(250)	(254)
Unrealized foreign exchange gain	(364)	(261)
Others	(77)	(5)
	$(691)	(520)

As of December 31, 2023, the Company has not provided for income taxes on undistributed earnings of approximately $1,307,415 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

(e)	Changes in deferred tax assets and liabilities were as follows:

			Recognized			Recognized
		Recognized	in other		Recognized	in other
	January 1,	in profit or	comprehensive	December	in profit or	comprehensive	December
	2022	loss	income	31, 2022	loss	income	31, 2023

	(in thousands)
Inventory	$2,955	2,380	—	5,335	(639)	—	4,696
Tax credit carryforwards	—	—	—	—	5,005	—	5,005
Operating loss carryforward	755	(755)	—	—	—	—	—
Accrued compensated absences	901	25	—	926	15	—	941
Allowance for sales discounts	720	745	—	1,465	437	—	1,902
Depreciation	601	40	—	641	508	—	1,149
Unrealized foreign exchange loss	(71)	(293)	—	(364)	103	—	(261)
Remeasurement of defined benefit plans	(138)	(5)	(107)	(250)	(5)	1	(254)
Acquired intangible assets	(756)	756	—	—	—	—	—
Others	1,259	2,094	—	3,353	(2,855)	—	498
Total	$6,226	4,987	(107)	11,106	2,569	1	13,676

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31,	December 31,
	2022	2023

	(in thousands)
Unused tax credits	$1,560	1,560
Unused operating loss carryforwards-statutory tax	206,259	215,956
Unused operating loss carryforwards-undistributed earnings tax	271,093	288,301
Others	29,413	19,468
	$508,325	525,285

As of December 31, 2023, the unused investment tax credits with its expiration year from 2024 to 2035 from US operations were $1,560 thousand.

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

As of December 31, 2023, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

		Unrecognized
	Deductible amount	deferred tax assets	Expiration year

	(in thousands)
Taiwan operations	$106,123	$21,225	2024~2028
	94,342	18,868	2029~2033
Hong Kong operations	1,815	150	Indefinitely
US operations	13,676	3,810	2024~Indefinitely
		$44,053

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2021. The income tax returns of 2022 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2023.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 23.  Financial Instruments

(a)	Categories of financial instruments
(i)	Financial assets

	December 31,	December 31,
	2022	2023

	(in thousands)
Financial assets measured at fair value through profit or loss (including current and noncurrent)	$15,350	23,767
Financial assets measured at fair value through other comprehensive income	279	1,635
Measured at amortized cost:
Cash and cash equivalents	221,581	191,749
Financial assets at amortized cost	8,314	12,511
Accounts receivable and other receivables (including related parties)	263,767	241,390
Restricted deposit (including current and noncurrent)	369,332	453,032
Refundable deposits (including current and noncurrent)	237,475	265,991
Subtotal	1,100,469	1,164,673
Total	$1,116,098	1,190,075

(ii)	Financial liabilities

	December 31,	December 31,
	2022	2023

	(in thousands)
Measured at amortized cost:
Short-term secured borrowings	$369,300	453,000
Accounts payables and other payables (including related parties)	177,593	174,769
Long-term unsecured borrowings (including current portion)	46,500	40,500
Lease liabilities (including current and noncurrent)	11,675	11,380
Guarantee deposits	66,631	56,749
Total	$671,699	736,398

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

	Contractual	Within 6	6‑12			Over 5
(in thousands)	cash flows	months	months	1‑2 years	2‑5 years	years
December 31, 2022
Non-derivative financial liabilities
Short-term secured borrowings	$369,658	369,658	—	—	—	—
Long-term unsecured borrowings (including current portion)	56,434	4,290	4,159	8,059	22,186	17,740
Lease liabilities	11,915	2,188	2,166	4,868	2,693	—
Guarantee deposits	66,631	14,532	—	52,099	—	—
	$504,638	390,668	6,325	65,026	24,879	17,740
December 31, 2023
Non-derivative financial liabilities
Short-term secured borrowings	$453,324	453,324	—	—	—	—
Long-term unsecured borrowings (including current portion)	49,476	4,282	4,133	7,966	22,025	11,070
Lease liabilities	11,697	3,089	1,700	4,142	2,766	—
Guarantee deposits	56,749	35,922	20,265	562	—	—
	$571,246	496,617	26,098	12,670	24,791	11,070

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Currency risk

i.    Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

(in thousands)	December 31, 2022			December 31, 2023
	Foreign	Exchange	Functional	Foreign	Exchange	Functional
	currency	rate	currency	currency	rate	currency
Financial assets
Monetary items
NTD	333,733	30.71	10,867	281,550	30.705	9,170
CNY	37,346	6.9669	5,360	38,528	7.0972	5,429
JPY	1,110,308	132.1429	8,402	993,351	141.3674	7,027
Financial liabilities
Monetary items
NTD	2,900,734	30.71	94,456	1,422,137	30.705	46,315
JPY	1,080,956	132.1429	8,180	824,224	141.3674	5,830

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD), CNY and JPY at December 31, 2022 and 2023, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $7,801 thousand and $3,052 thousand, respectively.

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

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2022 and 2023 by $116 thousand and $101 thousand, respectively.

(d)	Fair value information

i.    Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

ii.    Financial instruments measured at fair value

(1)   Fair value hierarchy

	December 31, 2022
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Equity securities-unlisted company	$15,350	—	—	15,350	15,350
Subtotal	15,350	—	—	15,350	15,350
Financial assets measured at fair value through other comprehensive income
Equity securities-unlisted company	279	—	—	279	279
Total	$15,629	—	—	15,629	15,629

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

	December 31, 2023
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$2,117	2,117	—	—	2,117
Equity securities-unlisted company	21,650	—	—	21,650	21,650
Subtotal	23,767	2,117	—	21,650	23,767
Financial assets measured at fair value through other comprehensive income
Equity securities-listed company	1,128	1,128	—	—	1,128
Equity securities-unlisted company	507	—	—	507	507
Total	$25,402	3,245	—	22,157	25,402

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

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2023. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)  Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2022 and 2023.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(4)  Movement in financial assets included in Level 3 of fair value hierarchy

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2022	$13,668	410	14,078
Addition	500	—	500
Disposal	—	(283)	(283)
Recognized in other comprehensive income	—	152	152
Recognized in profit or loss	1,182	—	1,182
December 31, 2022	$15,350	279	15,629

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2023	$15,350	279	15,629
Addition	5,102	562	5,664
Disposal	—	(99)	(99)
Capital reduction of investment	(360)	—	(360)
Recognized in other comprehensive income	—	(235)	(235)
Recognized in profit or loss	1,558	—	1,558
December 31, 2023	$21,650	507	22,157

Note 24.  Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2021, 2022 and 2023

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

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2021	2022	2023
Customer A and its affiliates	32.1%	32.3%	28.7%
Customer C	19.1%	9.4%	11.0%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,	December 31,
	2022	2023
Customer A and its affiliates	31.5%	28.5%
Customer C	10.3%	10.3%

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

At December 31, 2023, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

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

For the years ended December 31, 2021, 2022 and 2023

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

There were no changes in the Company’s approach to capital management during the year ended December 31,2023. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31,	December 31,
	2022	2023

	(in thousands)
Total liabilities	$807,937	779,702
Less: cash and cash equivalents	221,581	191,749
	$586,356	587,953
Equity attributable to owners of Himax Technologies, Inc.	$892,572	856,768

Note 26.  Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Viewsil Microelectronics (Kunshan) Limited (Viewsil)(1)	Associates
Viewsil Technology Limited (VST)(1)	Associates
Ganzin Technology Corp.	Associates
Prilit Optronics, Inc.(2)	Associates
Iris Optronics Co., Ltd.	Associates
Guangzhou Pixtalks Information Technology Co., Ltd.	Associates
Cheng Mei Materials Technology Corporation (CMMT)	Other related parties
Ningbo Cheng Mei Materials Technology Co., Ltd.	Other related parties

Note 1: Equity method investee of the Company, becoming as a subsidiary of the Company from December 30, 2023. VST is the subsidiary of Viewsil.

Note 2: It became equity method investee of the Company in October 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(b)	Significant transactions with related parties
(i)	Sales and accounts receivable

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Sales of goods
Associates	$—	—	8
Other related parties	125	215	111
	$125	215	119

	December 31,
	2022	2023

	(in thousands)
Accounts receivable
Other related parties	$36	14

(ii)	Purchase and accounts payable

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Purchase of raw materials
CMMT	$3,469	1,079	1,258
Other related parties	63	—	—
	$3,532	1,079	1,258

	December 31,
	2022	2023

	(in thousands)
Accounts payable
CMMT	$263	911

(iii)

The Company made an interest-free loan of $1,200 thousand as of December 31, 2022 to VST for its short-term funding needs. The loan is repayable on demand. The Company may consider providing further future loans to VST.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(iv)	Others

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Revenue from miscellaneous service
Associates	$63	181	78
Other related parties	3	9	—
	$66	190	78

Technical service fee
Viewsil	$1,400	1,050	1,140

Miscellaneous fee
CMMT	$791	496	458
Associates	4	—	—
	$795	496	458

	December 31,
	2022	2023

	(in thousands)
Other receivable
Associates	$24	12
Other related parties	—	54
	$24	66

Other payable
Viewsil	$2,450	—
Other related parties	118	110
	$2,568	110

(c)	Compensation of key management personnel

For the years ended December 31, 2021, 2022 and 2023, the aggregate cash compensation that the Company paid to the independent directors was $150 thousand, $150 thousand and $150 thousand, respectively. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Short-term employee benefits	$1,068	1,721	1,790
Post-employment benefits	12	11	10
Share-based compensation	671	363	202
	$1,751	2,095	2,002

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 27.  Pledged assets

		December 31,	December 31,
Pledged assets	Pledged to secure	2022	2023

		(in thousands)
Restricted cash and time deposit (1)	Short-term secured borrowings	$369,300	453,000
Restricted time deposits (1)	For customs duties	32	32
Land (2)	Long-term unsecured borrowings	27,500	27,500
Building and improvements (2)	Long-term unsecured borrowings	38,071	35,852
		$434,903	516,384

Note (1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note (2): Guarantee and collateral for long-term unsecured borrowings.

Note 28.  Commitments and Contingencies

(a)	As of December 31, 2022 and 2023, the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $24,525 thousand and $7,564 thousand, respectively. As of December 31, 2022 and 2023, the remaining commitments were $22,682 thousand and $3,747 thousand, respectively.
(b)	As of December 31, 2023, amount of outstanding letters of credit for the purchase of machinery and equipment was $1,089 thousand.
(c)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.
(d)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.
(e)	The Company has entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. The Company’s purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2028. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $2,088 million and $1,415 million as of December 31, 2022 and 2023 respectively. Of obligations under above purchase orders and agreements, at December 31, 2023, $589 million is expected to be paid in the next 12 months. The refundable deposits of the long term contract for purchase agreements with suppliers amounts approximate $237 million and $265 million as of December 31, 2022 and 2023, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

(f)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2023, management is not aware of any pending litigation against the Company.

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

	Year Ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$1,361,442	185,655	1,547,097
Segment operating income (loss)	$551,943	(6,922)	545,021
Non operating loss, net			(429)
Consolidated profit before income taxes			$544,592
Significant noncash items:
Share-based compensation	$424	276	700
Depreciation and amortization	$5,598	15,744	21,342

	Year Ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$1,042,938	158,401	1,201,339
Segment operating income (loss)	$275,275	(17,688)	257,587
Non operating income, net			18,978
Consolidated profit before income taxes			$276,565
Significant noncash items:
Share-based compensation	$1,655	1,441	3,096
Depreciation and amortization	$8,261	13,081	21,342

	Year Ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$804,840	140,588	945,428
Segment operating income (loss)	$75,282	(32,070)	43,212
Non operating income, net			1,181
Consolidated profit before income taxes			$44,393
Significant noncash items:
Share-based compensation	$1,608	1,055	2,663
Depreciation and amortization	$8,601	11,721	20,322

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

The following tables summarize information pertaining to the segment revenues from customers in different geographic region (based on customer’s headquarter location):

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$1,149,442	111,656	1,261,098
Taiwan	167,728	51,378	219,106
Other Asia Pacific (Philippines, Korea and Japan)	44,272	21,912	66,184
Europe and America	-	709	709
	$1,361,442	185,655	1,547,097

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$828,754	96,675	925,429
Taiwan	149,037	26,507	175,544
Other Asia Pacific (Philippines, Korea, Japan and Israel)	64,523	25,735	90,258
Europe and America	624	9,484	10,108
	$1,042,938	158,401	1,201,339

	For the year ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$632,363	88,395	720,758
Taiwan	119,289	22,494	141,783
Other Asia Pacific (Philippines, Korea, Japan and Israel)	50,347	17,350	67,697
Europe and America	2,841	12,349	15,190
	$804,840	140,588	945,428

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2021
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$397,905	—	397,905
Display drivers for small and medium-sized applications	963,537	—	963,537
Non-driver products	—	185,655	185,655
	$1,361,442	185,655	1,547,097

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$263,992	—	263,992
Display drivers for small and medium-sized applications	778,946	—	778,946
Non-driver products	—	158,401	158,401
	$1,042,938	158,401	1,201,339

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

	For the year ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$175,666	—	175,666
Display drivers for small and medium-sized applications	629,174	—	629,174
Non-driver products	—	140,588	140,588
	$804,840	140,588	945,428

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31,	December 31,
	2022	2023

	(in thousands)
Taiwan	$123,361	126,993
U.S.	1,595	1,396
China	834	1,442
Korea	245	239
Japan	103	39
	$126,138	130,109

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Driver IC segment:
Customer A and its affiliates	$443,930	347,794	234,581
Customer C	290,578	112,231	102,719
	$734,508	460,025	337,300
Non-driver products segment:
Customer A and its affiliates	$53,153	40,400	36,770
Customer C	4,639	1,165	1,120
	$57,792	41,565	37,890

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31,	December 31,
	2022	2023

	(in thousands)
Customer A and its affiliates	$82,144	67,135
Customer C	26,838	24,303
	$108,982	91,438

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31,	December 31,
	2022	2023

	(in thousands)
Contract liabilities-current	$49,167	17,751

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Revenue recognized in the current reporting period amounted to $32,878 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2023, the Company did not recognize an asset in relation to costs to fulfill a service contract.

Note 30.  The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Recognized in cost of revenues	$6,093	5,586	4,680
Recognized in operating expenses	13,511	14,378	15,248
	$19,604	19,964	19,928

(b)	Amortization of intangible assets

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Recognized in cost of revenues	$78	93	72
Recognized in operating expenses	1,660	1,285	322
	$1,738	1,378	394

(c)	Employee benefits expense

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Salary	$126,976	142,564	125,813
Labor and health insurance	7,232	7,421	7,548
Pension	5,993	6,527	6,588
Others	6,608	6,431	6,545
	$146,809	162,943	146,494

Employee benefits expense summarized by function
Recognized in cost of revenues	$7,856	6,273	4,515
Recognized in operating expenses	138,953	156,670	141,979
	$146,809	162,943	146,494

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Note 31.  Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Statements of Financial Position

	December 31,	December 31,
	2022	2023

	(in thousands)
Cash	$2,946	3,639
Financial asset at amortized cost	5,330	5,419
Other current assets	529	581
Financial asset at fair value through profit or loss	13,290	19,095
Investments in subsidiaries and affiliates	1,473,234	1,530,298
Total assets	$1,495,329	1,559,032

Current liabilities	$132	524
Current portion of long-term unsecured borrowings	6,000	6,000
Short-term secured borrowings	369,300	453,000
Debt borrowing from a subsidiary	186,825	208,240
Long-term unsecured borrowings	40,500	34,500
Total equity	892,572	856,768
Total liabilities and equity	$1,495,329	1,559,032

Himax Technologies, Inc. had no guarantees as of December 31, 2022 and 2023.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Revenues	$—	—	—
Costs and expenses	1,037	486	547
Operating loss	(1,037)	(486)	(547)
Interest income	148	166	268
Changes in fair value of financial assets at fair value through profit or loss	(143)	1,021	1,639
Foreign currency exchange gains (losses), net	115	(487)	(102)
Finance costs	(1,320)	(4,944)	(12,371)
Loss on re-measurement of the pre-existing relationships in a business combination	—	—	(1,932)
Share of profits of subsidiaries and affiliates	439,133	241,712	63,661
Profit before income taxes	436,896	236,982	50,616
Income tax expense	—	—	—
Profit for the year	$436,896	236,982	50,616

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2021	2022	2023

	(in thousands)
Profit for the year	$436,896	236,982	50,616
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	160	658	8
Unrealized gain (loss) on financial assets at fair value through other comprehensive income	(179)	142	152
Income tax related to items that will not be reclassified subsequently	(27)	(107)	1
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences	(72)	(245)	(123)
Other comprehensive income for the year, net of tax	(118)	448	38
Total comprehensive income for the year	$436,778	237,430	50,654

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2021, 2022 and 2023

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023

	(in thousands)
Cash flows from operating activities:
Profit for the year	$436,896	236,982	50,616
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	143	(1,021)	(1,639)
Interest income	(148)	(166)	(268)
Finance costs	1,320	4,944	12,371
Share of profits of subsidiaries and affiliates	(439,133)	(241,712)	(63,661)
Loss on re-measurement of the pre-existing relationships in a business combination	—	—	1,932
Unrealized foreign currency exchange losses (gains)	(115)	493	96
	(1,037)	(480)	(553)
Changes in:
Other current assets	(72)	(19)	(1)
Other current liabilities	750	(689)	96
Cash generated from operating activities	(359)	(1,188)	(458)
Interest received	139	172	218
Interest paid	(858)	(2,561)	(5,891)
Net cash used in operating activities	(1,078)	(3,577)	(6,131)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(139)	(163)	(185)
Acquisitions of financial assets at fair value through profit or loss	—	—	(4,166)
Net cash used in investing activities	(139)	(163)	(4,351)
Cash flows from financing activities:
Payments of cash dividends	(47,404)	(217,873)	(83,720)
Payments of dividend equivalents	—	—	(148)
Repayments of long-term unsecured borrowings	(6,000)	(6,000)	(6,000)
Proceeds from short-term secured borrowings	611,600	1,212,700	1,383,300
Repayments of short-term secured borrowings	(564,200)	(994,800)	(1,299,600)
Proceeds from issue of RSUs from subsidiaries	31	1,187	2,343
Proceeds from exercise of employee stock options	1,182	—	—
Proceeds from debt from a subsidiary	159,205	197,955	182,230
Repayments of debt from a subsidiary	(154,205)	(187,455)	(167,230)
Net cash provided by financing activities	209	5,714	11,175
Net increase (decrease) in cash	(1,008)	1,974	693
Cash at beginning of year	1,980	972	2,946
Cash at end of year	$972	2,946	3,639