Form 20-F
period 2024-12-31
Himax Technologies, Inc.
filed 2025-04-02
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 349,826,828 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐  Yes       ☒  No

i

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$32.79, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2024. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 28, 2025, the noon buying rate was $1.00 to NT$33.12.

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

“CPO” refers to Co-Packaged Optics (CPO), which integrates optical and electrical components in one package, enhancing speed, efficiency, and latency for AI, HPC, and data centers by reducing signal loss and power consumption;

“endpoint AI” is the practice of running applications and storing data on devices located at the edge of a network. The aim is to reduce latency and network bandwidth by performing processing and storage functions locally on the device. This approach can improve the performance, reliability, and security of applications and data.

“head-mounted-display” refers to a display device, worn on the head or as part of a helmet, that has a small display optic in front of one or each;

“Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

“IC” refers to integrated circuit;

“IFRS” refers to IFRS Accounting Standards as issued by the International Accounting Standards Board;

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

“WiseEyeTM Ultralow power AI sensing” refers to Company’s WiseEyeTM AI image sensing solution which includes Himax’s proprietary computer vision AI processor, ultralow power Always-On CMOS image sensor and CNN-based AI algorithms – all equipped with ultralow power design;

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

In 2023 and 2024, 85.1% and 82.9% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD and OLED panels. We expect to continue to substantially depend on sales to the TFT-LCD and OLED panel industry for the foreseeable future. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels generally decline with time as a result of, among other factors, drop in demand for end products that incorporate TFT LCD and OLED panels, new capacity ramp-up or factory utilization improvement, technological advancements and cost reduction with the exception of the new high end and high-resolution products.

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

We have devoted, and intend to continue to devote, financial and management resources to non - driver products’ development, manufacturing and marketing to further diversify our product portfolio and improve gross margin as non-driver products may have higher gross margin than our driver products. Our non-driver technologies cover Timing controller (TCON), LCoS microdisplay, CMOS image sensor, wafer level optics (“WLO”), 3D sensing and WiseEye ultralow power AI sensing, etc.

We offer TCON for large sized TV, notebook and monitor displays, automotive display and OLED panels. For our LCoS technology, at present our main focus areas for LCoS business are AR goggle devices, projectors and head-up-displays (HUD) for automotive. For CMOS image sensor business, in addition to the current shipment for human vision applications, including notebook, multimedia and smart home cameras, we also extend the sensor business in machine vision application for the broad AI market. Our AoS CMOS image sensor is designed with proprietary architectures, readout, and pixel, where the corresponding algorithms are integrated to contribute the always-on feature that consumes only several micro watts to enable people detection, eyeball tracking and many other features. On 3D sensing business, we focus on Structured Light and ToF 3D module solution and 3D decoder ASIC key component, aiming at emerging markets such as facial recognition-based e-payment, business access control, biomedical inspection device, 3D naked-eye display, eye-tracking, and hand gesture control applications. Himax’s WiseEye ultralow power AI sensing business delivers total solutions, discrete key components, and modules to meet diverse application needs. Our WiseEye AI solution was adopted by Dell in 2022 and expanded to other leading notebook vendors, with some projects slated for production in 2025. Beyond notebooks, we partnered with DESMAN to introduce the world’s first smart door lock with 24/7 sentry monitoring and real-time event recording, which entered production in 2024. Additional smart door lock projects are underway, with more solutions expected in late 2025. To further expand market reach, Himax offers ultralow power, compact WiseEye Modules with no-code/low-code AI capabilities, simplifying AI integration. Leveraging WiseEye’s broad solution offerings, we continue expanding beyond the driver IC market into applications such as smart door locks, battery-powered surveillance cameras, access control, and smart home devices. In June 2024, Himax, in partnership with FOCI Fiber Optic Communications, Inc. (FOCI), a world leader in silicon photonics connector, unveiled an industry-leading co-packaged optics (CPO) technology, leveraging Himax state-of-the-art WLO technology. This innovation integrates silicon photonic chips and optical connectors within MCM, replacing traditional metal wire transmission with high-speed optical communication. The technology significantly enhances bandwidth, boosts data transmission rates, reduces signal loss and latency, lowers power consumption, and significantly minimizes the size and cost of MCM. In working closely with FOCI, we are making significant strides through a solid partnership with leading AI semiconductor companies and foundry, with small-scale production of the first-generation CPO solution already underway in end of 2024.

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

In 2024, Customer A and its affiliates accounted for 26.4% of our revenues. Our two largest customers together accounted for over 34% of our revenues in 2024. See “Item 5.A. Operating Results—Description of Certain Statements of Profit or Loss Line Items—Revenues” for our revenues description. Our results of operations and financial condition would be significantly linked to the success and purchase policy of any such customer. As of December 31, 2024, our accounts receivable from Customer A and its affiliates were $69.0 million, which represented approximately 29.1% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. As a result, any loss of or a sharp reduction in any such customer’s sales, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

Panel Manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD and OLED panels. Some panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete and sustain their market positions. Further, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including and not limited to: (1) consumer demand and the general economic conditions, such as geopolitical tensions relating to invasion of Ukraine by Russia; (2) the cyclical nature of the TFT-LCD and OLED industry in average selling price fluctuations, as well as its downstream industries; (3) the speed at which Panel Manufacturers expand production capacity; (4) brand companies’ continued needs for original equipment manufacturing services provided by Panel Manufacturers; (5) access to raw materials, components, equipment and utilities on a timely and economical basis; (6) technological changes; (7) the rescheduling and cancellation of large orders; (8) access to funding on satisfactory terms; and (9) fluctuations in the currencies of TFT-LCD and OLED panels exporting countries against the U.S. dollar.

We depend on sales of display drivers used in TFT-LCD and OLED panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2023 and 2024, 85.1% and 82.9% of our revenues, respectively, were from the sale of display drivers used for large, small and medium-sized applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry is relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share and revenues.

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

As OLED offers brighter color, near-perfect-black, less power consumption and is thinner and lighter than TFT-LCD, it gradually penetrates the mid to high-end TFT-LCD market, especially the smartphone market. OLED display and related DDICs have been dominated by Korean companies. The marketplace is increasing utilization of the OLED display for smartphone and other electronics areas, including notebook, tablet, TV and automotive due to expanded OLED capacity. We continue to gear up for the OLED driver IC development in partnership with major Chinese, Japan and Korean panel makers. Himax’s OLED IC offering includes driver ICs, TCON and touch controller ICs. For tablet, we are seeing adoptions on the rise for premium models that adopt advanced OLED display, of which Himax offers both DDIC and TCON and has commenced production to certain leading brands. For automotive OLED display, we continue to win project awards for our flexible OLED driver IC, TCON, and touch controller IC with both conventional car makers and EV/NEV vendors. Himax’s advanced OLED on-cell touch controllers are setting new industry standards with an impressive touch signal-to-noise ratio of over 45 dB, ensuring reliable performance under challenging conditions such as glove-wearing or wet-finger operations. The OLED on-cell touch controller for automotive applications entered production in the second quarter of 2024 and adoption is expanding across the board, with additional projects starting mass production in 2025. Finally, we are making good progress with leading panel houses for the development of OLED display drivers for smartphone and notebook applications. The growth momentum in OLED solution is promising, however, we could not assure you of the success of our OLED driver IC as we are unable to penetrate into the mass volume existing Japan, Korean and China supplier chain and/or find new OLED panel manufactures to design-wins our solutions into. OLED process maturity for the new manufactures and the possible specification change due to the immaturity of the OLED will also be a hurdle to our OLED driver share gain and success.

We depend primarily on third-party foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage customer relationships.

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

Our inability to secure sufficient capacity from any of our third-party tape, assembly and testing houses at competitive prices could disrupt our shipments, harm customer relationships and reduce sales.

Access to third-party tape, assembly and testing capacity is critical to our business because we do not have in-house tape, assembly and testing capabilities for commercial production and instead rely on third-party service providers. Access to these services is especially important to our business because display drivers require specialized tape, assembly and testing services. A limited number of third-party tape, assembly and testing houses tape, assemble and test substantially all of our current products. Therefore, suppliers could be in a better position to bargain for higher prices, longer contract terms, higher deposit and/or higher contract breach penalties for their services and products, which could result in an increase in our average unit cost and/or penalty expenses. If the primary tape, assembly and testing service providers that we rely upon are not able to meet our requirements in price, quality, and service, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, tape, assembly and testing costs, and quality assurance and control. If any of these third-party tape, assembly and testing houses experiences capacity constraints, financial difficulties, suffers any damage to its facilities or if there is any disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Because of the amount of time, we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative sources. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders. Moreover, the scarcity and importance of tape, assembly and testing services may necessitate us making investments in tape, assembly and testing service providers in order to secure capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all. In case of capacity shortage of third-party tape, assembly and testing houses, we may need to enter contractual agreements with such suppliers for securing capacity. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our partners. In addition, since these strategic agreements with our partners typically require us to make prepayments or refundable deposits to such partners, our cash flow, liquidity and financial condition could be adversely affected.

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

As of March 31, 2025, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.1% and 22.0% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other malicious attempts. The reliability and safety of our information technology infrastructure / software, and the ability to continually expand and update technologies / software in response to dynamic changing needs and cybersecurity threats, are critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human / technological errors. All of the above could result in the loss of our intellectual property, the leak of commercially sensitive information, and the misappropriation of confidential information of our employees, customers and suppliers, and therefore could cause the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the operational cost and consequences against breaches and remedial measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we still cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. As of March 31, 2025, we are not aware of any material cyberattacks or incidents that had or would be expected to have a materially adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto.

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

We have been increasingly selling our products to customers in the PRC. In 2023 and 2024, approximately 76.2% and 73.4% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the future. With regional customer concentration, we are particularly subject to economic and political events and other developments that affect our customers in the PRC.

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

Our functional and reporting currency is U.S. dollars. In 2024, more than 99% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our employees and facilities are based in Taiwan and operating expenses are denominated in NT dollars and we maintain a portion of our cash in NT dollars for Taiwan working capital purposes. For example, in December 2024, approximately 62% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. As a result, any significant fluctuations to our disadvantage in exchange rate of U.S. dollars against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our operating expenses as expressed in U.S. dollar and adversely affect our operating profit.

Changes in ROC tax laws would likely increase our tax expenditures and decrease our net income.

The Company is incorporated in the Cayman Islands, a tax-free country; accordingly, pretax income generated by the group parent company is not subject to local income tax. Substantially all of the Company’s taxable income is derived from the operations in the ROC and we are exposed primarily to taxes levied by the ROC government. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. See “Item 5.A. Operating and Financial Reviews and Prospects -Operating Results-Tax Credits” for further discussion of significant tax regulation changes.

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

The market price for our ADSs is volatile and has ranged from a low of $4.8 to a high of $9.8 on the NASDAQ Global Select Market in 2024.

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

In addition, the worldwide financial crisis, disruptions in business and manufacture due to sluggish demand, and global developments relating to Russia’s invasion of Ukraine, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2025, we had 349,826,828 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline.

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

4.B. Business Overview

We are a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. Our display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, we offer innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming TCON), Large Touch and Display Driver Integration (LTDI) for LCD displays and DDIC, TCON and on-cell touch controller for OLED displays. Besides, Himax designs and provides touch controllers, OLED ICs, LED drivers, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. We are also a pioneer in tinyML AI and optical technology related fields. Our industry-leading WiseEye Ultralow Power AI Sensing technology is composed of Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm, and has been widely adopted in consumer electronics and AIoT related applications. Himax optics technologies, such as wafer level optics (WLO), LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies.

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

Products and Solutions

We have several principal product lines:

●	Display drivers and timing controllers;
●	Touch controller ICs;
●	ASIC service;
●	LCoS and MEMS products;
●	Power ICs;
●	CMOS image sensor products;
●	Wafer level optics products;
●	3D sensing business; and
●	WiseEye Ultralow Power AI Sensing.

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

●      ASIC OLED Timing Controller

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

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-Si TFT panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ratio and thermal reduction in automotive display applications. We launched the world’s first TDDI design for automotive displays technology which started shipping in 2019 with meaningful mass production shipment to industrial leading automotive panel house, Tier-1 and brands starting 2021.Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as leading solutions for new technology areas such as TDDI, local dimming TCON, LTDI and OLED. Our automotive TDDI is broadly adopted by named Tier 1s and auto makers in their new launches of vehicles. Himax also have reached over 10 million units shipment accumulated in the third quarter of 2022, a milestone that demonstrates a robust growing trajectory moving forward. Himax has cumulatively shipped over 75 million units of automotive TDDI, with a continued adoption of TDDI technology among major customers across all continents. We continue to reinforce our market leadership, which currently stands at well over 50%. With nearly 500 design-in projects secured and a continuous influx of new pipeline and design-wins across the board, of which only 30% already in mass production, Himax expects to sustain this decent growth in the years ahead. Regarding LTDI, a technology particularly suited for smart cabins that feature large-sized display, panoramic view, free-form, curved design and in-cell touch functions, we began LTDI mass production in the third quarter of 2023, and we have since received a proliferation of inquiries. Our unwavering commitment to technological innovation sets us apart from our competitors, positioning us as leaders in the development of next-generation automotive display solutions. In addition, on TCON ICs for automotives, we also have embedded local dimming feature in TCON for TFT-LCD to support higher contrast instrument panels needed for drivers to read the content of the meter quickly. Additionally, several key panel makers have sought cooperation with Himax to develop OLED solutions for automotive applications. We have developed OLED ASICs, including traditional DDICs and TCONs, for some of these key panel makers, with some already in mass production since 2021. Furthermore, our meticulously engineered OLED on-cell touch controllers set a new standard, boasting an industry-leading touch signal-to-noise ratio of over 45 dB, greatly enhancing sensitivity. This allows automotive displays to maintain proper functionality under challenging conditions, such as glove-wearing and wet finger operations. OLED touch controller IC for automotive has entered production in the third quarter of 2024.

The following table summarizes the features of our products used in automotive display applications:

Product	Features
TFT-LCD Source Drivers
●642 to 1,920 output channels
●6-bit (262K colors), 8-bit (16.7 million colors)
●support RSDS, mini-LVDS, Point-to-Point interfaces
●output driving voltage ranging up to 15V
●support COG and COF package type

TFT-LCD Gate Drivers	●100 to 1,600 output channels ●output driving voltage ranging up to 40V ●support COG and COF package type

Product	Features
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
●support Fail Detect Function, including CRC Function
●support Telltale OSD function
●support Color Engine function
●support COG package type

TFT-LCD LTDI	●Large-sized Touch and Display Integration solution ●support point-to-point iSP input interface ●support resolution up to 12K1K with multi-chip cascaded ●support COF and COG package types
OLED Drivers	●High-voltage process ●High channel and high speed interface ●Embedded P-gamma OP ●IGZO/OLED Solution ●Low power solution ●Support up to 4K2K/8K4K resolution ●Customized ASICs

Product	Features
OLED TCONs	●support high resolution up to 7.6Kx1K at 120Hz w/ VRR ●support eDP v1.4 1/2/4Lane 8.1Gbps, w/ DSC1.2a ●support 2-chip cascade ●passed AEC-Q100 Grade 2

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

A major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone, smart watch, automotive and tablet. We are collaborating closely with leading panel makers across China, Japan and Korea for OLED product development in smartphone, tablet, automotive and other consumer electronics. In the first quarter of 2022, the Company’s flexible OLED driver and TCON for automotive display successfully ramped up for a customer’s flagship EV model, while in the second quarter of 2022, the Company commenced production of OLED TCON and Driver IC chipsets for tablet applications for a leading OEM for their 11-inch and 12.6-inch flagship models. Concurrently, the number of awarded projects in OLED for automotive and tables with worldwide named vendors is increasing with several new projects that are on track to enter mass production later in 2025. Himax continues its R&D efforts to upgrade new TCON and OLED DDIC solutions for tablet PC applications. We believe OLED solutions, including driver ICs and TCONs, will become one of the major growth engines for the Company moving forward.

On the other hand, the application of in-cell TDDI started to extend from mainstream smartphone to larger displays in 2018. Himax started to offer various new TDDI solutions for tablet, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went into mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. The COF packaged driver IC solution enabled one leading tablet OEM to successfully launch a WQXGA resolution tablet with super slim bezel. We also added another new features to our TDDI that can support up to WUXGA and WQXGA resolution which has gained several design-wins from tablet OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which commenced mass production and contributed to our tablet application business in early 2020. With the demand increase for bigger size display, higher resolution, and precise touch accuracy and stylus performance, Himax kept developing new tablet TDDIs to broaden the company’s product lineup to maintain our leading market position. We started mass production for the world’s first 12.4” WQXGA super high-resolution in-cell tablet with a leading end customer in 2021 and expanded collaborations with more brands into more models moving forward.

Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain that represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus. Our active stylus in-cell technology is adopted in many launched tablet products. At present, we are the dominant supplier for literally all leading Android names. In 2020, tablet demand picked up significantly, fueled mainly by remote work and online learning demand due to the pandemic. TDDI for tablet application continues to broaden its market.

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

OLED Solutions
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

Since 2023, aligning with the market trend of OLED display proliferation, we embarked on developing OLED on-cell touch controllers tailored for tablets, notebooks, and automotive OLED displays. Our OLED on-cell capacitive touch controller boasts several innovations and merits. It is meticulously engineered, featuring an industry-leading touch signal-to-noise ratio exceeding 45 dB, making it the ideal solution to meet the demands of flexible OLED panels commonly required for automotive applications. It also offers improved sensitivity to challenging user conditions such as glove-wearing and wet finger operations, ensuring exceptional performance with display quality unaffected by touch-display interactions. Moreover, our touch controller not only supports multi-finger capacitive touch and is compatible with various types of OLED panels, but it can also cascade multiple chips to support displays larger than 20 inches. OLED on-cell touch controller IC for automotive has entered production in the third quarter of 2024 with several new projects underway with customers. For consumer and IT applications, it boasts a 240Hz high touch report rate at 5-finger operating conditions, and its embedded micro-controller single-chip solution reduces costs for flexible products. To support the state-of-the-art active stylus feature of tablet and notebook touchscreens, our OLED touch controller integrates multiple active stylus protocols, such as USI, MPP, LPP, and HPP.

The following table summarizes the features of our touch controller products:

Product	Features
OLED Capacitive Touch Controller
●multi-finger (up to 10 fingers) capacitive touch for on-cell OLED
●high touch SNR > 45dB, effectively reducing display interference and offering better display quality
●high touch report rate: 240Hz @5 fingers
●support large size panel (>20 inches)
●supports multi-chip cascading without extra MCU
●integrate multiple active stylus protocols: USI, MPP, LPP and HPP
●low power consumption
●(automotive) support glove-wearing (> 2 mm) and wet finger operations
●(automotive) CISPR25 Class-5 EMC qualified
●(automotive) support temperature range from -40 °C to 105 °C

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

Himax Display is one of the market leaders of the LCoS industry since 2012 with its whole product line patented. Himax Display has a mass production ready liquid crystal assembly line, which is unique in the industry with mass production shipping volume. We have produced and shipped over 4 million units from this ISO certified line. Our customers use our products in various applications such as pico-projector, wavelength selective switch (WSS) for optical communication, LiDAR, toy projector, AR glasses, and AR HUD for automotive.

The merits of our technology feature in resolution, power consumption, size, cost, optical engine design, and image quality. Our technology leadership and proven manufacturing expertise have made us a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR glasses and AR HUD for automotive applications. Our pure phase modulation LCoS technology is suitable for solid-state LiDAR for autonomous driving and Wavelength Selective Switch (“WSS”) for Wavelength-Division Multiplexing (“WDM”) optical communications networks. Himax Display offers the cutting-edge color sequential Front-lit LCoS for advanced AR glasses solutions. It’s a innovative technology that features a lightweight, compact form factor and high brightness. It gains significant traction in the industry and attracts several tech giants shifting their focus away from micro LED microdisplay to our Front-lit LCoS for their AR goggles after seeing Company’s live demo. This shift is demonstrative of our exceptional achievements in both performance and functionality, marked by breakthroughs not only in the luminance performance in full RGB color, but also in terms of superior optical efficiency, tiny form factor and ultra-lightweight design. These factors are critical and represent technological advancements that meet rigorous requirements to support next generation see-through goggles. At CES 2025, Himax unveiled an industry-leading, ultra-luminous Front-lit LCoS Microdisplay that achieves 400K nits, setting a new benchmark in brightness while using merely 300mW of power. Himax also demonstrated an AR glasses Proof-Of-Concept featuring this microdisplay paired with a third-party waveguide, which achieved over 1,000 nits of brightness to the eye, highlighting its suitability for outdoor, high ambient light conditions. With a lightweight of just 0.98 grams, an ultra-compact form factor of less than 0.5 c.c., and excellent color performance, Himax’s Front-lit LCoS Microdisplay is ideally suited for all-day AR glasses and is ready for real-world applications.

We provide a rich products family for customers to choose for different applications, as each product has its own most important parameters to select and Himax Display provides choices to customers. The following table shows certain details of our products:

Product	Size and Resolution
Color-Filter LCoS Microdisplays	●0.28” (320x3x240 pixels) QVGA ●0.29” (800x3x480 pixels) WVGA ●0.35” (1280x3x720 pixels) HD ●Customized design

Color-Sequential LCoS Microdisplays	●0.22” (640 x 360 pixels) nHD ●0.37” (1366 x 768 pixels) WXGA ●0.37” (1920 x 1080 pixels) Full HD ●Customized design

Front-Lit Color Filter LCoS	●0.22” (640 x 3x 360 pixels) nHD ●0.35” (1280 x3x 720 pixels) HD ●Customized design

Front-Lit Color Sequential LCoS	●Low power and high efficiency ●Display diagonal : 0.243” ●Size(W*L*H) : 9*13.9*4 mm ●Weight : 0.98 grams ●Volume: 0.5 c.c. ●Resolution: 1024x1024 ●Brightness: 400,000 nits ●Power consumption : 300 mW

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

CMOS Image Sensor Products

The CMOS image sensor products are developed by our subsidiary, Himax Imaging. The products were designed firstly for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. Although it seems relatively challenging for us to gain significant market share in conventional RGB camera, we do think there are various interesting and different applications in imaging. Based on the technologies and IP we developed, on top of legacy products for laptop and multimedia we have been supplying, our product lines have been expanded to cover three domains: ultralow power computer vision- Always-On Sensor (“AoS”), Near Infrared (“NIR”) sensor, and big pixel BSI sensors in automotive and surveillance. In 2019, we further prioritized our focus on ultralow power computer vision- Always-On Sensor (“AoS”) as the demand for battery-powered smart device with AI intelligent sensing is rapidly growing. Together with the technologies we already developed, such as Near Infrared (“NIR”) sensor, we can provide our customers the best integrated solutions for several specific domains. In May 2024, we announced a strategic investment in Obsidian Sensors, Inc. (“Obsidian”), a San Diego-based thermal imaging sensor solution manufacturer. The investment was motivated by the potential of Obsidian’s proprietary and revolutionary high-resolution thermal sensors to dominate the market through low-cost, high-volume production capabilities. The investment positions us at the forefront of machine vision AI applications, delivering high effectiveness particularly in harsh environments and completely dark scenarios. In addition, through this strategic investment, Himax not only enhances its sensor portfolio but also expands its technology reach to include thermal image sensing, a valuable complement to Himax’s WiseEye technology, a world-leading ultralow-power image sensing AI solution. This move will enable Himax to offer customers the best integrated solutions across several domain.

In specific video applications such as battery-powered surveillance cameras, doorbell cameras, and door-lock cameras, customers require not just an ultralow power sensor for sensing or pre-rolling functions but also high-resolution video for end-users after an event occurs. Himax Imaging addresses these needs by providing a 1/3” 4MP sensor with a 1:1 aspect ratio. This sensor features a 2048x2048 resolution tailored for doorbell and door-lock cameras, delivering a broad Field of View (FOV) in both horizontal and vertical directions. This capability allows users to observe a visitor’s entire body, even when they stand very close to the camera. Himax Imaging can offer a variety of these 2-in-1 sensors, combining high-resolution video capabilities with low-resolution ultralow power imaging for the surveillance market.

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
●Provide high NIR sensitivity and 4x4 RGB-IR option
●2-lane MIPI CSI2 and 10bit parallel DVP outputs
●Frame-Sync control for multiple camera system

Product	Features
HD 720p UltraSense 2 Color Image Sensor	●1/9” format with high sensitivity BSI pixel ●720p HD resolution at 30 frames per second ●Low power consumption ●Support LED-sync for Microsoft Windows Hello ●1-lane MIPI CSI2 outputs RAW8/10
HD 720p Ultralow Power Color Image Sensor
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
●Embedded auto-exposure and motion detection
●NeoPac and CSP package
●Parallel 8bits, 4bits and 1bit data output

Product	Features
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

Combining traditional optical lens design, precise mold control and semiconductor manufacturing expertise, our WLO lens, with integrated waveguide, refractive optics and diffractive optical element (DOE), is one of the best solutions for a wide array of applications, including 3D face recognition, 3D sensing, 3D reconstruction, gesture control and more. Notably, Himax is a pioneer in high-precision diffraction optics technology with over 15 years of experience, having worked on very different designs over a variety of applications with some of the world’s most heavyweight tech names. With the innovative process and specific structure, our wafer level optics products provide small form factor and compact module size to be easily integrated into consumer products. The diffraction optics technology is now well adopted in 3D sensing, AR/VR devices, holographic display, automotive, biomedical inspection, optical communication, etc. We are seeing that DOE plays an even more decisive role for the next generation optical technology in light of its high-precision and lightweight characteristics. In June 2024, Himax, in partnership with FOCI, a world leader in silicon photonics connector, unveiled an industry-leading co-packaged optics (CPO) technology, leveraging Himax WLO technology. This innovation integrates silicon photonic chips and optical connectors within MCM, replacing traditional metal wire transmission with high-speed optical communication. CPO technology significantly enhances bandwidth, boosts data transmission rates, reduces signal loss and latency, lowers power consumption, and significantly minimizes the size and cost of MCM. In working closely with FOCI, Himax is making significant strides through a solid partnership with leading AI semiconductor companies and foundry, with small-scale production of the first-generation CPO solution starting end of 2024.

Our WLO technology is also adapted to form microstructures such as lens array, DOE and lenticular lenses for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high-volume manufacturing to many Tier-1 customers such as structured lighted and ToF 3D sensing on AR/VR gadgets, automotive, biomedical devices and many other AIoT applications. We also see a rise in engineering collaborations with global technology leaders who are utilizing our WLO expertise to make advanced waveguides for AR glasses.

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill an anchor customer’s higher demand with a significant year-over-year increase. We continued our shipment to this anchor customer for their legacy product and continue making progress on R&D projects with world-leading high-tech giants for ToF 3D sensing, AR/VR gadgets, automotive, biomedical devices and others, targeting their future generation products centered around our exceptional design know-how and mass production expertise in WLO technology. One illustration is our WLO technology being deployed by one VR player to empower 3D perception sensing for precise controller-free gesture recognition. We initialed volume production starting in second quarter of 2023.

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

FAU (Fiber Array Unit) in CPO
●
Collaborated with FOCI to offer FAU, enabling silicon photonic-to-fiber connections for high-speed optical links, replacing metal wire transmission to enhance bandwidth, boost data rates, reduce signal loss, latency, energy use, and MCM module size and cost
●
WLO offers nano-scale precision optical characteristics and provides precise optical coupling capability along with connector functionality

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

WiseEye Ultralow Power AI Sensing

The demand for always-on battery-powered smart devices with AI intelligent sensing is rapidly growing, and we are committed to strengthening our WiseEye product roadmap to maintain our leadership position through initiatives that make AI more accessible in everyday life. Himax WiseEye ultralow power AI sensing solution enriches connected edge devices with AI capability but consumes only single digit mW power consumptions, making it ideal for the next-generation of battery operated, clever computer vision applications. The WiseEye ultralow power AI sensing solution is already being adopted in a variety of applications, such as notebook, home appliances, utility meter, automotive, door lock, battery-powered surveillance camera, panoramic video conferencing, and medical, just to name a few. For notebook application, Himax’s WiseEye ultralow power AI sensing empowers human presence detection and on-looker detection, offering power saving and enhancing privacy and security for notebook users. In 2021, we were highly encouraged by our WiseEye solution being officially awarded by Dell, with a sizable purchase order, for a series of their new notebook models. This represented a remarkable achievement and an illustration of the robustness of our AI solution. The second-generation AI processor, WiseEye2, goes beyond by enabling high-precision detection with features such as face mesh, facial landmarks, hand gesture recognition, and human pose and skeleton detection. This expanded functionality broadens the intuitive, user-friendly scope of interactive applications in real-world settings, all achieved with minimal power consumption. Meanwhile, progress also been made in smart door lock application. In 2023, we collaborated with the China smart door lock leader, DESMAN, marks a groundbreaking feature advancement in the door lock industry, as our WiseEye ultralow power AI, with remarkably low power consumption of just single digit mW, enables the world’s first smart door lock featuring uninterrupted surveillance with 24/7 real-time sentry monitoring while at the same time significantly extending battery life. Building on this achievement, we are expanding globally by collaborating with other leading door lock makers worldwide to integrate innovative AI features, including parcel recognition, anti-pinch protection, and palm vein biometric access, further extending application possibilities. Several of these value-added solutions are set to enter production later in 2025. We continue to support the mass production of Dell’s notebook, with additional projects underway with other leading notebook vendors. We are also expanding into various endpoint AI applications, such as shared bike parking, video conference device, door lock, medical capsule endoscope, automotive and many others.

Concurrently, to meet various application requirements and extend market reach, we are in collaborations with numerous ecosystem partners and system integration companies, offering hands-on development tools and vigorous AI models to streamline customer development efforts and reduce cost for their AI product introduction. The launch of our production-ready WiseEye Modules exemplifies this business model. These modules incorporate Himax’s low-power CMOS image sensors, WiseEye1 or WiseEye2 AI processor, and versatile AI models from either in-house or third-party partners. Meticulously designed with tiny form factors, highly integrated and plug-and-play characteristics, the modules feature user-programmable, pre-loaded AI models to facilitate seamless system integration, lowering the entry barrier and cost for AI development. This initiative is particularly well-suited for early-stage market engagement applications. Furthermore, we continue to collaborate with ecosystem partners to unveil a spectrum of plug-and-play AI modules that incorporate advanced no-code/low-code AI solutions. By leveraging their strengths in specific domains and existing channels, these collaborative efforts ensure we can meet diverse development needs for both software and hardware. A broad range of innovative, ultralow power WiseEye Modules are also under development in collaboration with ecosystem partners, such as crying baby detection, dynamic gesture recognition, and human sensing, among others. One standout in our WiseEye Module portfolio is the Himax WiseEye PalmVein solution, which has quickly gained traction shortly after its introduction.

The rise of physical AI agents marks a significant shift in human-machine interaction, enabling devices to perceive, process, and respond to their surroundings in real time. A key emerging trend is the integration of cloud-based large language models (LLMs), which enables these agents’ advanced reasoning and language understanding, enhancing their ability to interact with and adapt to the physical world. Himax WiseEye AI is at the forefront of this revolution, delivering always-on sensor fusion, ultralow power on-device processing, while seamlessly interfacing with LLMs, to provide the essential real-time AI capabilities for next-generation applications. we are actively working on multiple projects leveraging WiseEye AI to further drive advancements in physical AI agent applications. Meanwhile, in the realm of AI sensing for AR glasses, Himax’s WiseEye delivers always-on sensing capabilities that developers are leveraging to dramatically enhance AR interactivity, all while operating on just a few milliwatts of power. This underscores WiseEye’s tremendous potential in revolutionizing AR experiences.

We expect to secure additional WiseEye design wins across a broad customer base and an expanding range of applications. This will not only drive robust sales but also provide margin support moving forward.

The following table sets forth the features of our ultralow power WiseEye ultralow power AI sensing total solutions:

Product	Features
WiseEye AI total solution
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
●
Computer vision algorithm is based on tiny machine learning framework, which is trainable for desired use cases (human presence detection, attention detection and on-looker detection for notebook applications; occupancy detection, gesture recognition etc. for AIoT applications) on ultralow power and resource-constrained compute platform (CPU clock, internal memory)

For the other business model, we provide key components, such as proprietary ultralow power WiseEye1 or WiseEye2 AI processor or Always-On CMOS image sensor (AoS). For our key component business model, we reinforced our go-to-market strategy by intensively participating in leading AI partners’ infrastructures and ecosystems and/or AI communities. The Company collaborates with world-leading edge-to-cloud service providers and system integration companies, such as Google TensorFlow, Microsoft Azure, Arm AI Partner Program, EDGE AI Foundation, Seeed Studio and many others, to enjoy the enormous network of these ecosystems partners and their numerous participants to drive further adoption on applications such as smart home/ office, healthcare, agriculture, retail and many other applications. Additionally, we continued our marketing efforts through joint webinars and other online activities with several well-known platform partners such as EDGE AI Foundation, Edge Impulse, Digi-Key, SparkFun and Seeed Studio. We continue to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. We are very encouraged by the traction this relatively new product line has generated in a short amount of time and expect to see increasing sales contribution moving forward.

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

WiseEye Ultralow Power AI Sensing Technologies. These technologies are composed by an AoS sensor, an edge AI ASIC processor and computer-vision AI algorithm, all operated in ultralow power mode. Our industrial first AoS CMOS image sensor features ultralow power and low latency back-illuminated solution for always on, intelligent visual sensing applications. With Himax’s exceptional low power know-how and ASIC implementation technologies, our WiseEye AI image processor featured different power domain and mode management schemes, together with advanced image processing hardwired accelerators to construct different operating modes in balancing processor performance and power consumptions. The seamless and proprietary interface between our AoS sensor and AI processor ensure the efficient and fast-response sensor data transmission and wake-up mechanism operating in ultralow power mode. The computer-vision AI algorithm, which benefits from high performance and low power AI processor and image data from sensor, can therefore enable AI features such as powerful human detection, occupancy detection and motion classification for various application needs.

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

Customers

Our customers for display drivers are primarily Panel Manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, smartphone, tablet, automotive and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2024, we sold our products to around 300 customers. Our ten largest customers together accounted for approximately 76.7%, 74.1% and 73.6% of our revenues in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 32.3% 28.7% and 26.4% of our revenues, respectively; and customer C accounted for 9.4%, 11.0% and 8.3%, respectively.

Certain of our customers provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders about one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with Panel Manufacturers, using LTPS and a-Si TFT-LCD, and OLED technologies, mobile display module and mobile device manufacturers for smartphone, tablet and automotive, and camera module houses in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices and also create customized features for end brand customers. Our end market is concentrated among a limited number of major Panel Manufacturers. We also market our products directly to TV, monitor, notebook and mobile, tablet and automotive device manufacturers so that our products can be qualified for their specifications and designed into their products. Furthermore, we extend our business development with system and ODM companies by using strategic ASIC business model to not only develop ASIC product based on customer specification but also jointly research and develop new technologies to meet customers’ future product demand. Additionally, we form strategic partnership with Tier 1 customers for our LCoS microdisplays, 3D sensing and WiseEye ultralow power AI sensing to penetrate into the emerging market. We believe we need close alliance with our customers to build up ecosystem for new applications.

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

We operate a fab under Himax Display primarily for performing manufacturing processes for our LCoS microdisplays. Moreover, we have established an in-house WLO facility under Himax Taiwan for the key process of our wafer level optics products, which started small-scale shipments from December 2009 and commenced mass shipment to anchor customer from 2017 onwards. We began construction of our new building, Fab 2, in March 2017, located nearby the current headquarters to house additional WLO capacity, the new active alignment equipment needed for our 3D sensing business and to provide extra office space. The construction of Fab 2 was completed in the first half of 2018.

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

In November 2002, we received ISO 9001 certification, which was renewed in March 2024 and will expire in March 2027. In February 2006, we received ISO 14001 certification, which was renewed in December 2023 and will expire in December 2026. In addition, in March 2007, we received IECQ QC 080000 certification, which was renewed in February 2025 and will expire in March 2028.

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

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have obtained our foundry services from TSMC, UMC, Vanguard, Macronix, Globalfoundries Singapore, PSMC, Nexchip and SKHYSI in the past few years. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond, Chipmore International trading company Ltd., ChipMOS Technologies Inc. and King Yuan Electronics Co., Ltd, etc.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Nexchip Semiconductor Corporation	ChipMOS Technologies Inc.
Powerchip Semiconductor Manufacturing Corp.	LB Semicon, Inc.
SK hynix system ic	Union Semiconductor Co., Ltd.
Semiconductor Manufacturing International (Shanghai) Corporation	Union Semiconductor (Hefei) Co., Ltd.
Taiwan Semiconductor Manufacturing Company Limited
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Chipbond Technology Corporation	Ardentec Corporation
Hefei Chipfilm Materials Technology Co., Ltd.	Advanced Semiconductor Engineering Inc.
JMC Electronics Co., Ltd.	Chipbond Technology Corporation
LG Innotek Co., Ltd.	Chipmore International Trading Company Ltd.
Stemco., Ltd.	ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Huatian Technology Electronics Co., Ltd.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Taiwan IC Packaging Corporation
LB Lusem Co., Ltd.
Union Semiconductor Co., Ltd.

Chip Probe Testing
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
LB Semicon, Inc.
Union Semiconductor Co., Ltd.
Union Semiconductor (Hefei) Co., Ltd.
YoungTek Electronics Corp.

Intellectual Property

As of March 31, 2025, we held a total of 2,603 patents, including 1,086 in Taiwan, 876 in the United States, 526 in China, and 115 in other countries. The expiration dates of our patents range from 2025 to 2044. We also have a total of 56 pending patent applications in Taiwan, 118 in the United States and 215 in other jurisdictions, including the PRC, Japan, Korea, Israel and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States. “Omniwide Film and logo” as trademarks in China, Europe, Korea, Japan and the United States, “CMVT” as trademarks in Taiwan and China, as well as “WISEEYE” as trademark in Israel and the United States.

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

For LCoS microdisplay products, we face competition from OmniVision, Syndiant, Kopin, and RAONTECH. We also compete with alternative microdisplay technology providers such as Texas Instruments with DLP, Sony with micro OLED and JBD with micro LED.

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

For WiseEye ultralow power AI sensing, the main competition is Qualcomm with its “Glance” device. Few additional small size companies develop AI base edge devises, such as Lattice, Eta Computing, Nuvoton, Altek, etc. However, Himax is the only vendor who can offer a truly in-house vertically integrated solution comprise with all three building blocks required by customers: CMOS sensor, purposely designed MCU and the AI algorithm.

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

Environmental Matters

Himax is required to ensure its products are obligated to comply with valid regulations and governmental authorities’ regulatory directives in applicable jurisdictions relating to environmental protection regulations and subject to the topic of Environmental Protection. Additionally, Himax Taiwan maintains a CP tester facility and a wafer level optics facility and Himax Display maintains a facility for our LCoS products. Himax IGI operates under the designated facility related for 3D mask production, where we have taken the necessary steps to obtain the appropriate permits and, to extents of Himax knowledge, believe that we are in compliance with the existing environmental laws and regulations in the Taiwan ROC and US jurisdiction applicable. In addition, we have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of March 31, 2025.

The following table sets forth summary information for our subsidiaries as of March 31, 2025.

			Percentage of
		Jurisdiction of	Our Ownership
Subsidiary	Main Activities	Incorporation	Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	92.0	%(1)
Integrated Microdisplays Limited	LCoS design	Hong Kong	92.0	%(3)
Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	92.0	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	98.6	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	98.6	%(1)
Himax Imaging Corp.	IC design	California, USA	98.6	%(4)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	LC Lens design and sales	ROC	62.3	%(1)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
CM Visual Technology Corp. (CMVT)	Omniwide film products design and sales	ROC	77.6	%(1)
Viewsil Microelectronics (Kunshan) Limited	IC design and sales	PRC	100.0%
Viewsil Technology Limited	IC sales	British Virgin Islands	100.0	%(5)
Solvanta Investment Limited	Investments	ROC	100.0	%(1)
Solvanta Energy Limited	Renewable-energy based electricity distribution	ROC	100.0	%(6)
(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.
(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.

(3)	Indirectly, through our 92.0% ownership of Himax Display, Inc.
(4)	Indirectly, through our 98.6% ownership of Himax Imaging, Ltd.
(5)	Indirectly, through our 100.0% ownership of Viewsil Microelectronics (Kunshan) Limited.
(6)	Indirectly, through our 100.0% ownership of Solvanta Investment Limited.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein which are prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2023 compared to 2022, refer to “Part I, Item 5. Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the United States Securities and Exchange Commission on April 2, 2024.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. The majority of our revenues in 2024 were derived from sales of display drivers that were eventually incorporated into TFT-LCD and OLED panels. We expect display drivers for TFT-LCD and OLED panels to continue to be our primary products. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD and OLED panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD and OLED products trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2022, 2023 and 2024 was 59.5%, 72.1% and 69.5%, respectively. In 2024, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 55.5%, the cost of processed tape was 4.1%, the cost of assembly and testing was 39.8%, and overhead was 0.6%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. Meanwhile, the long-term capacity agreements carries the risk of substantial inventory write-downs and/or contractual penalties resulted from unfulfillment of committed volume in the event of decreased end customer demand. In second quarter of 2023, amidst strict muted market demand, we strategically terminated high-cost foundry capacity agreements, a one-time expense included in cost of revenues. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, assembly and testing costs and our manufacturing utilization rate or production yield is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $20 million, $12.1 million and $12.2 million in 2022, 2023 and 2024, respectively. Of the total share-based compensation expenses recognized, $17.5 million, $9.5 million and $11.1 million in 2022, 2023 and 2024, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2022, 2023 and 2024 as reflected in our consolidated financial statements.

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

We made grants of 2,014,386 RSUs to our employees on September 26, 2024. The vesting schedule for such RSU grants is as follows: 96.76% of the RSU grants vested immediately and were settled by cash in the amount of $11.1 million on the grant date, with the remainder vesting equally on each of September 30, 2025, 2026 and 2027, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023 and September 26, 2024 was $3.44 per ADS, $10.39 per ADS, $5.09 per ADS, $5.68 per ADS and $5.68 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Cash Awards. We made grants annual bonus by cash payouts totaling $19.3 million, $0.7 million and $1.0 million to the Company’s employees among which $1.0 million, $0.2 million and $0.2 million was immediately vested on September 28, 2022, September 26, 2023 and September 26, 2024, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Based on the amendments to the above, extended to December 31, 2029, if companies choose to extend the tax credits to three years, the tax credit rate will be 10% of the total qualifying research and development expenditure for the current year and subject to a cap of 30% of the income tax payable for each year.

Description of Certain Statements of Profit or Loss Line Items

Revenues

Historically, we generated the majority of our revenues from sales of display drivers for large-sized applications and small and medium-sized applications. In addition, our product portfolio also includes timing controllers, operational amplifiers, LCoS microdisplay, power management ICs, CMOS image sensors, 3D sensing, WiseEye ultralow power AI sensing, wafer level optics products and ASIC service.

The 2024 full year revenues totaled $906.8 million, representing a 4.1% decline compared to 2023. Persistent global demand weakness, coupled with uncertainty about market trends, led to conservative purchasing decisions and inventory management by our panel customers. These market dynamics adversely affected IC demand and consequently our financial performance.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2022		2023		2024
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Display drivers for large-sized applications	$263,992	22.0	$175,666	18.6	$125,936	13.9
Display drivers for small and medium-sized applications	778,946	64.8	629,174	66.5	625,390	69.0
Non-driver products(1)	158,401	13.2	140,588	14.9	155,476	17.1
Total	$1,201,339	100.0	$945,428	100.0	$906,802	100.0

Note:    (1)    Includes, among other things, timing controllers, LCoS projector solutions, power management IC, CMOS image sensors, programmable gamma OP, wafer level optics (WLO) products, WiseEye ultralow power AI sensing, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 32.3%, 28.7% and 26.4% of our revenues in 2022, 2023 and 2024, respectively. Customer C accounted for 9.4%, 11.0% and 8.3% of our revenues in 2022, 2023 and 2024, respectively.

	Year Ended December 31,
	2022		2023		2024
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Customer A and its affiliates	$388,194	32.3	$271,351	28.7	$239,001	26.4
Customer C	113,396	9.4	103,839	11.0	75,564	8.3
Others	699,749	58.3	570,238	60.3	592,237	65.3
Total	$1,201,339	100.0	$945,428	100.0	$906,802	100.0

The global TFT-LCD and OLED panel market is highly concentrated, with only a limited number of TFT-LCD and OLED panel manufacturers producing TFT-LCD and OLED panels in high volumes. We sell panel display drivers to many of these panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2022, 2023 and 2024, approximately 14.6%, 15.0% and 15.3% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 77.0%, 76.2% and 73.4% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 20 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023 and September 26, 2024 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $20.0 million, $12.1 million and $12.2 million in 2022, 2023 and 2024, respectively.

Cash Awards.

We made grants annual bonus by cash payouts totaling $19.3 million, $0.7 million and $1.0 million to the Company’s employees among which $1.0 million, $0.2 million and $0.2 million was immediately vested on September 28, 2022, September 26, 2023 and September 26, 2024, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2022, 2023 and 2024 were approximately $22.2 million, $21.5 million and $13.6 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2022, 2023 and 2024, we did not recognize any impairment loss on non-financial assets.

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. The assessment of impairment of goodwill requires management to make subjective judgment to determine the identified CGU, allocate the goodwill to relevant CGU and estimate the recoverable amount of relevant CGU. In the process of estimating the recoverable amount of relevant CGU, management is required to make subjective judgments in determining the discount rate, the terminal growth rate, the independent cash flows, useful lives, expected future revenue and expenses related to the CGU.

As of December 31, 2023 and 2024, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2022, 2023 and 2024, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2024, we have not provided for retained earnings tax on the undistributed earnings of approximately $1,386.0 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $1,384.2 million as of December 31, 2024. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2022	2023	2024
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	59.5	72.1	69.5
Research and development	14.6	18.1	17.7
General and administrative	2.4	2.7	2.7
Sales and marketing	2.1	2.5	2.6
Total costs and expenses	78.6	95.4	92.5
Operating income	21.4	4.6	7.5
Non-operating income	1.6	0.1	1.0
Income tax expense (benefit)	3.4	(0.5)	(0.3)
Profit for the year	19.6	5.2	8.8
Loss attributable to noncontrolling interests	0.1	0.2	—
Profit attributable to Himax stockholders	19.7	5.4	8.8

Year to Year Comparisons

	Year Ended December 31,
				% Change
	2022	2023	2024	from 2023

	(in thousands, except for percentages)
Consolidated Statements of Profit or Loss Data:
Revenues	$1,201,339	$945,428	$906,802	(4.1)%
Costs and expenses:
Cost of revenues	714,233	681,931	630,601	(7.5)%
Research and development	175,557	171,392	160,329	(6.5)%
General and administrative	28,503	25,037	24,121	(3.7)%
Sales and marketing	25,459	23,856	23,530	(1.4)%

Total costs and expenses	943,752	902,216	838,581	(7.1)%

Operating income	257,587	43,212	68,221	57.9%

Non-operating income	18,978	1,181	9,114	671.7%
Income tax expense (benefit) .	41,098	(5,028)	(2,435)	(51.6)%
Profit for the year	235,467	49,421	79,770	61.4%
Loss (profit) attributable to noncontrolling interest	1,515	1,195	(15)	(101.3)%
Profit attributable to Himax stockholders	$236,982	$50,616	$79,755	57.6%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our revenues decreased by 4.1% to $906.8 million in 2024 compared to $945.4 million in 2023. The decrease was a result of persistent global demand weakness, coupled with uncertainty about market trends, led to conservative purchasing decisions and inventory management by our panel customers. These market dynamics adversely affected IC demand and consequently our sales.

●	Large-sized Display Drivers. Revenues from display drivers for large-sized application decreased by 28.3% to $125.9 million in 2024 from $175.7 million in 2023. The decline was predominantly driven by the prevailing weak macroeconomic conditions compounded by ongoing production and inventory control measures by our leading panel customers as well as heightened price competition from Chinese peers.
●	Small and Medium-sized Display Drivers. Revenues from small and medium-sized display drivers slightly decreased by 0.6% to $625.4 million in 2024 from $629.2 million in 2023. Against the backdrop of slowing end-market sell-through, sales of smartphones and tablets were particularly affected as end customers extended their replacement cycles in response to challenging economic conditions. However, our automotive driver sales in 2024 increased nearly 20% year-over-year, significantly outpacing global automotive growth, largely driven by the continued adoption of TDDI technology among major customers across all continents. With nearly 500 design-in projects secured and a continuous influx of new pipeline and design-wins across the board, of which only 30% already in mass production, we expect to sustain this decent growth in the years ahead.
●	Non-Driver Products. Revenues from non-driver products increased by 10.6% to $155.5 million in 2024 from $140.5 million in 2023. The growth was primarily driven by our TCON segment, especially in the automotive product, along with our CMOS image sensor business. This increase in TCON performance stems from the widespread adoption of our market-leading local dimming TCON by major panel makers, Tier 1 suppliers, and automotive manufacturers worldwide. Additionally, a robust pipeline of over 200 design-win projects, set to gradually enter production in the coming years, combined with a continuous influx of new design wins, will further fuel our growth and reinforce our market leadership.

Costs and Expenses. Costs and expenses decreased by 7.1% to $838.6 million in 2024 from $902.2 million in 2023. As a percentage of revenues, costs and expenses decreased to 92.5% in 2024 compared to 95.4% in 2023.

●	Cost of Revenues. Cost of revenues decreased to $630.6 million in 2024 from $681.9 million in 2023, which was due primarily to a 2.2% decrease in unit shipments in 2024. As a percentage of revenues, cost of revenues decreased to 69.5% in 2024 from 72.1% in 2023, mainly due to a strategic focus on cost improvements and operational efficiency optimization, combined with a favorable product mix that included a higher percentage of high-margin products such as automotive and TCON. The successful diversification of foundry sources also contributed to the margin increase.
●	Research and Development. Research and development expenses decreased by 6.5% to $160.3 million in 2024 from $171.4 million in 2023. This decrease was primarily attributable to the lower employee bonus compensation, as the amortized portion of bonuses in 2023 was higher than that in 2024.
●	General and Administrative. General and administrative expenses decreased by 3.7% to $24.1 million in 2024 from $25.0 million in 2023, primarily as a result of decreases in compensation awards to employees described in above Research and Development, but partially offset by increase in professional fees.
●	Sales and Marketing. Sales and marketing expenses decreased by 1.4% to $23.5 million in 2024 from $23.9 million in 2023. This decrease was primarily attributable to decrease in compensation awards to employees described in above Research and Development, but partially offset by increase in travelling expense.

Non-Operating Income. We had net non-operating income of $9.1 million in 2024 compared to $1.2 million in 2023. The increase was primarily due to increase in foreign currency exchange gains, decrease in finance costs and a re-measurement loss on the previously held equity interest in Viewsil in 2023.

Income Tax Expense (Benefit). Our income tax benefit decreased to $2.4 million in 2024 from $5.0 million in 2023. Our effective income tax rate increased to (3.1%) in 2024 from (11.3%) in 2023. The increase in our effective income tax rate was primarily attributable to the increase in pre-tax profit, from $44.4 million in 2023 to $77.3 million in 2024 and income tax benefit for tax credit decreased to $8.6 million in 2024 from $9.9 million in 2023.

Profit for the year. As a result of the foregoing, our profit was $79.8 million in 2024, versus $49.4 million in 2023, and profit attributable to Himax stockholders was $79.8 million in 2024, versus $50.6 million in 2023.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2022	2023	2024

	(in thousands)
Segment Revenues
Driver IC	$1,042,938	$804,840	$751,326
Non-Driver Products	158,401	140,588	155,476
Total	$1,201,339	$945,428	$906,802

	Year Ended December 31,
	2022	2023	2024

	(in thousands)
Segment Operating Income (Loss)
Driver IC	$275,275	$75,282	$92,699
Non-Driver Products	(17,688)	(32,070)	(24,478)
Total	$257,587	$43,212	$68,221

Driver IC Segment

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Segment revenues. Our revenues from the Driver IC segment decreased by 6.6% to $751.3 million in 2024 from $804.8 million in 2023. The decline stemmed from reduced sales of display drivers mainly from large-sized sectors, driven by the prevailing weak macroeconomic conditions that adversely affected both the demand for and procurement processes of panel customers, as well as heightened price competition from Chinese peers.

Segment operating income. Operating income from the Driver IC segment was $92.7 million in 2024, up from $75.3 million in 2023. This increase was primarily attributable to higher gross margin, which was mainly attributable to a strategic focus on cost improvements and operational efficiency optimization, combined with a favorable product mix as well as the lower employee bonus compensation, as the amortized portion of bonuses in 2023 was higher than that in 2024.

Non-Driver Products Segment

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Segment revenues. Our revenues from the Non-Driver Products segment increased by 10.6% to $155.5 million in 2024, compared to $140.6 million in 2023. The year-over-year increase was mainly from the growth of TCON and CMOS image sensor. Automotive TCON sales surged by more than 70% in 2024, driven by accelerated adoption across the board.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $24.5 million in 2024 from $32.1 million in 2023. The operating loss decreases were attributable mainly to the increase in revenues and the decrease in operating expenses as lower employee bonus compensation described in above Driver IC segment.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2024, we had total current assets of $1,168.0 million, total current liabilities of $706.6 million and cash and cash equivalents of $218.1 million. As of December 31, 2024, we had short-term secured borrowings of $503.7 million with cash and time deposits of $503.7 million as collateral, and long-term unsecured borrowings of $34.5 million, of which $6.0 million was current portion. For enhancing the guaranty, our land, building and improvements of Fab 2 totaling $60.0 million were pledged as collateral for the long-term unsecured borrowings. As of December 31, 2024, we had total unused short-term credit lines of $258.9 million, of which $146.8 million belonging to the parent company, Himax Technologies, Inc., needs to be secured with an equal amount of cash and time deposits when borrowing money from banks. Further, we had unused long-term credit lines of $140.0 million. We believe that our existing short-term and long-term credit lines, together with cash generated from our operations, are sufficient to meet our liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024

	(in thousands)
Net cash provided by operating activities	$82,908	$152,841	$115,976
Net cash provided by (used in) investing activities	14,998	(88,882)	(516)
Net cash (used in) financing activities	(211,068)	(93,591)	(88,217)
Net increase (decrease) in cash and cash equivalents	(114,443)	(29,832)	26,399
Cash and cash equivalents at beginning of period	336,024	221,581	191,749
Cash and cash equivalents at end of period	221,581	191,749	218,148

Operating Activities. Net cash provided by operating activities in 2024 was $116.0 million compared to $152.8 million in 2023. This decrease in net cash provided by operating activities in 2024 was mainly due to an increase in cash used for raw materials, assembly, testing process fees in 2024 compared to 2023, but partially offset by lower income tax paid in 2024.

Investing Activities. Net cash used in investing activities in 2024 was $0.6 million compared to $88.9 million in 2023. This decrease in net cash used in investing activities was due primarily to a refund of $33.6 million in refundable deposits in 2024, and $56.9 million refundable deposits made for securing foundry capacity in 2023, a decrease in cash used in acquisitions of property, plant and equipment of $10.3 million but offset by an increase of $15.8 million in net cash used in acquisitions of financial assets at fair value through other comprehensive income in 2024 compared to 2023.

Financing Activities. Net cash used in financing activities in 2024 was $88.2 million compared to $93.6 million in 2023. This change was due primarily to decrease in distribution of cash dividends in 2024, but offset by a refund of guarantee deposits received from customers in 2024 and the increase in prepayments for purchase of treasury shares.

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

We have entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. We may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Our purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2030. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $1,258 million as of December 31, 2024. Of obligations under above purchase orders and agreements, $474 million is expected to be paid in the next 12 months.

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $11.8 million, $23.4 million and $13.1 million in 2022, 2023 and 2024, respectively. Capital expenditures of $13.1 million in 2024 was mainly for in-house testers for our IC design business as well as R&D related equipment.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with Panel Manufacturers to co-develop display solutions for their electronic devices. In 2022, 2023 and 2024, we incurred research and development expenses of $175.6 million, $171.4 million and $160.3 million, respectively, representing 14.6%, 18.1% and 17.7% of our revenues, respectively.

5.D. Trend Information

As we look ahead to 2025 and beyond, Himax is well-positioned for sustained growth, leveraging our leadership in the automotive sector, operational agility, and focus on high-value product lines such as TCON, OLED, AI, and WLO. These segments not only generate higher gross margins than our corporate average, but we have also secured leading positions in several key areas. With a strong pipeline, continuous R&D investments, and deepening industry partnerships, we remain committed to advancing next-generation technologies. Our highly diversified product portfolio enables us to seize emerging opportunities, drive long-term value, and reinforce our competitive edge in an increasingly dynamic market landscape.

Large-sized Display Driver IC Sector

Himax continues to expand its large-size driver IC portfolio, targeting high-value markets with seamless, integrated solutions for key customers. In collaboration with leading panel makers, we are advancing next-generation products featuring high-speed interfaces, low power consumption, higher refresh rates, ultra-large displays, high-aspect-ratio screens, and curved-view designs. These innovations create strong market differentiation, reinforcing our competitive edge against intense price competition from local Chinese players.

In the IT sector, Himax is well-positioned to lead the rapidly evolving AI PC and premium notebook market. With the growing adoption of OLED displays and touch functionality, driven in part by AI PCs, we offer a comprehensive IC portfolio for LCD and OLED notebooks, including DDIC, TCON, touch controllers, and TDDI. This enables better support for high-performance displays, seamless system integration, and an enhanced user experience. Our leading in-cell touch TDDI for LCD notebooks enhances system integration while supporting 4K resolution and 16-inch displays. Mass production for a leading AI PC vendor is already underway in 2024, with additional projects in the pipeline. For OLED notebooks, we are advancing on-cell touch technology and the next-gen eDP 1.5 interface, delivering high frame rates, low power consumption, and adaptive sync, key features for next-generation AI PCs. In the monitor segment, we maintain a strong market presence, with ongoing development in high-value areas such as gaming monitors and high-frame-rate displays. This positions us as a leading provider of cutting-edge solutions that deliver superior visual performance and an enhanced user experience.

Small and Medium-Sized Display Driver IC Sector

Himax continues to lead the market in display driver ICs for automotive and tablets. In the automotive sector, we are strengthening collaborations with top panel makers, Tier 1 suppliers, and global customers, offering a diverse portfolio spanning both mainstream LCD and emerging OLED technologies. By 2025, automotive is expected to remain our largest revenue contributor, accounting for half of total sales.

With a steady influx of new pipelines and design wins across various segments, including over 500 TDDI design wins and more than 200 local dimming TCON projects, most set for mass production within the next two years, our market leadership remains firmly established. Furthermore, our expansion into automotive OLED displays, including DDIC, TCON, and on-cell touch controllers, further solidifies our position by delivering fully integrated, next-generation display solutions.

Himax also offers high-speed P2P bridge and LTDI solutions, specifically designed for large displays over 30 inches and pillar-to-pillar applications. These solutions support cascading up to 30 chips, enabling ultra-high-resolution displays with exceptional touch precision, creating a significant entry barrier for competitors. Our industry-leading automotive LTDI product entered mass production for Geely Auto’s NEVs in the third quarter of 2023, with additional projects underway. Additionally, we are seeing a strong emerging trend where more customers are adopting our TDDI or LTDI solutions, combined with our local dimming TCON, as their standard development platform for next-generation automotive displays of various sizes. This shift not only reinforces our market leadership but also increases the content value per panel for Himax.

In the tablet market, Himax maintains a leading position, particularly in the non-iOS segment, particularly in TDDI. For OLED tablet, we offer both DDIC and TCON solutions, with mass production having commenced in the first quarter of 2022. Despite a soft demand environment, we are actively developing next-generation ICs for OLED tablets to expand our product offerings and strengthen our market position when demand rebounds. We continue to broaden our customer base to reinforce our leadership. Moreover, the growing demand for LCD displays with higher frame rates, resolutions, screen sizes, and active stylus support signals a shift toward more advanced, feature-rich devices. This trend creates new opportunities for innovation, and Himax’s early-mover advantage positions us to capitalize on it. Leveraging our expertise in display technology, we provide high-performance solutions tailored to evolving industry needs. In the smartphone sector, we anticipate higher exposure once our smartphone OLED solution becomes available. As expected, our traditional discrete driver ICs for smartphones and tablets are being rapidly replaced by TDDI technology.

Himax is actively expanding its presence in the OLED market through strategic partnerships with leading panel makers in Korea, Japan, and China. Our comprehensive OLED portfolio now includes on-cell touch controllers, enabling us to support a wide range of applications, including automotive, tablets, and notebooks. Additionally, our flexible OLED driver and TCON for automotive displays successfully ramped up in the first quarter of 2022 for a flagship EV model, with an increasing number of awarded projects from global automakers and EV manufacturers. “With the growing adoption of OLED displays, we expect OLED driver ICs to become a major growth driver for our business.

Non-Driver IC Sector

The non-driver category has emerged as our most exciting growth area and a key differentiator for the company. We provide comprehensive solutions, including timing controllers, image processing, WiseEye ultralow power AI sensing, 3D sensing technologies, and optical innovations, further strengthening our market position.

In the timing controller sector, we remain highly optimistic about growth prospects, having strategically positioned ourselves in high-end, value-added segments such as 4K/8K TVs, gaming TVs and monitors, low-power notebooks and automotive. As consumers seek more immersive entertainment experiences in film, television, and gaming, demand for advanced display technologies continues to rise. In automotive applications, we have dedicated to developing this high-barrier technology for years, building a comprehensive TCON product portfolio and establishing an undisputed leadership position. Local dimming technology plays a crucial role in enhancing display contrast for better visibility in bright daylight while also improving power efficiency, a key factor for larger automotive displays for both conventional and EV models. To date, we have secured over 200 design wins with Tier 1 suppliers and automakers, initially in premium car models, with adoption now expanding into mainstream vehicles. Automotive TCON sales in 2024 grew by over 70% year-over-year, and we anticipate continued strong annual growth as we move into 2025. This is driven by expanding design wins, as well as secured projects scheduled to begin mass production within the next two years. Our ongoing innovations in local dimming TCON technology reinforce our market dominance and position us for long-term, sustainable growth.

Additionally, we began mass production of OLED TCON alongside DDIC for automotive and tablet applications back in early 2022, with design wins from leading tablet and NEV customers continuing to expand. Meanwhile, we are actively developing the next-generation TCON IC for OLED tablets, notebooks, and automotive applications, aiming to diversify our product offerings and strategically position ourselves for a resurgence in demand. We believe the TCON sector will be a major driving force behind the continued growth of our non-driver business.

In 2016, our non-driver business experienced tremendous growth, primarily driven by LCoS and WLO shipments to a leading AR device customer. WLO shipments saw a significant year-over-year increase in 2018 due to the customer’s large-scale adoption across more models. By 2024, we continued fulfilling demand from our anchor customer for legacy products, albeit at a lower volume due to customer’s technology migration. That said, WLO technology remains a key enabler in next-generation optical applications. For instance, WLO technology enhances 3D perception sensing, enabling precise controller-free gesture recognition in VR devices. We began volume production of WLO technology for a leading North American customer in the second quarter of 2023, powering their next-generation VR devices with 3D gesture control capabilities. Another major application of WLO is in CPO (Co-Packaged Optics). In 2023, we collaborated with FOCI in CPO, where it is integrated into cutting-edge multi-chip modules (MCMs). Himax’s WLO technology plays a critical role in CPO, providing essential optical coupling that enhances performance across High-Performance Computing (HPC), high-performance AI and cloud servers applications and more. Our deep expertise in optical design, combined with proven nanoimprinting capabilities and mass manufacturing experience, enables us to deliver high-quality, next-generation CPO solutions. In summary, these advancements WLO serve a broad range of applications, including automotive, consumer, industrial, medical, AR/VR/MR devices, and advanced optical communication technologies.

Himax WiseEye ultralow power AI sensing solution, a cutting-edge endpoint AI integration, features industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. WiseEye AI delivers a significant competitive edge in the rapidly growing AI market through its ultralow power consumption and context-aware, on-device AI inferencing that seamlessly integrates vision and other sensing capabilities into endpoint applications, particularly battery-powered devices. This not only enhances intuitive user interaction but also makes AI more practical and accessible. Additionally, WiseEye AI offloads tasks from the main processor, effectively extending battery lifespan and improving overall data processing efficiency. Building on the success with Dell notebooks, Himax WiseEye AI is continuing to expand its market presence, with additional use cases expected across other leading notebook brands, some of which are set for production later 2025.

WiseEye also continues to achieve significant market success across various sectors. For smart door lock, we collaborated with DESMAN, a leading high-end brand in China, to introduce the world’s first smart door lock with 24/7 sentry monitoring and real-time event recording. Building on this achievement, we are expanding globally by collaborating with other leading door lock makers worldwide to integrate innovative AI features, including parcel recognition, anti-pinch protection, and palm vein biometric access, further extending application possibilities. Several of these value-added solutions are set to enter production later 2025. Other than WiseEye AI total solution, we also offer ultralow power, tiny form factor, plug-and-play WiseEye Modules, incorporating our ultralow power WiseEye AI processor, AoS image sensor, and advanced algorithms. The modules feature no-code/low-code AI platform capabilities, simplifying AI integration and supporting diverse use cases, such as human presence detection, gender and age recognition, gesture recognition, face mesh, voice command, thermal image sensing, pose estimation and people flow management. By streamlining deployment and reducing development costs, WiseEye Modules open new opportunities for automation, enhance interactivity, and elevate user experiences across a variety of industries. One standout in our WiseEye Module portfolio is the Himax WiseEye PalmVein solution, which has quickly gained traction since its introduction just one year ago.

Moving forward, we are more committed than ever to strengthening our WiseEye product roadmap and retaining our leadership position in ultralow power AI processor and image sensor for endpoint AI applications. WiseEye2, our latest AI processor, has earned the prestigious “2023 Best AI Product Award” from EE Awards Asia, solidifying our leadership position in the industry. This achievement builds upon the success of our pioneering WiseEye1 AI processor where WiseEye2 goes beyond setting a new standard in endpoint AI with exceptional inference capability, ultralow power efficiency, and advanced security features. It excels in context-aware AI with precise detection capabilities such as face mesh, facial landmark, hand gesture, and human pose, all achieved with minimal power consumption, as well as simplifying system integration and lowers costs by offering a rich set of peripheral interfaces, eliminating the need for additional discrete MCUs. With versatile sensor fusion capabilities, WiseEye2 enables accurate detection across various inputs, making it ideal for various applications, including industrial. Collaboration with major CPU and AP SOC players are in progress, facilitating integration into next-generation smart notebooks, AI PCs, surveillance systems, and beyond. We continue to advance our WiseEye AI processor roadmap to align with industry trends and customers’ evolving demands, delivering cutting-edge, ultralow power AI solutions for next-generation applications. WiseEye business is in a good position to enjoy rapid growth for years to come and we believe it will serve as a multi-year structural growth driver for Himax.

In 3D sensing, we provide both total solutions and key components to our customers. Our 3D decoder IC enhances local image processing for face recognition, ensuring advanced and secure authentication. Certified by leading Chinese electronic payment standards, it meets stringent requirements for accurate data decoding, fast operation, and strict privacy protection. Since 2022, it has been widely adopted by major Chinese e-payment solution providers, with significant shipment volumes. At CES 2025, we showcased our latest advancements in 3D sensing, including cutting-edge integrated solutions such as Time-of-Flight (ToF) and structured light, designed to accelerate product development and meet growing demands for accuracy and performance in AR/VR and 3D stereoscopic displays. These innovations are driving breakthroughs in gaming, healthcare, and education. One of the most eye-catching highlights was our groundbreaking 3D naked-eye laptop, featuring Himax’s proprietary structured light vision AI module for real-time 3D eye and hand gesture tracking. This technology enables dynamic display adjustments based on the viewer’s perspective, delivering glasses-free, high-quality 3D visuals without dizziness, setting a new standard for immersive experiences.

For CMOS image sensors business, we continue to supply sensors for webcams and notebooks. With the rapid expansion of AI adoption across industries, we have developed a range of ultralow power always-on CMOS image sensors designed for AI applications that require continuous sensing or monitoring while minimizing power consumption. We are seeing increasing customer adoption of our AI sensor worldwide across various markets, including notebooks, access control, smart home/office solutions, medical devices, and AIoT applications. Additionally, we are expanding our sensor portfolio into thermal sensing technology through a strategic investment in Obsidian Sensors, Inc. (“Obsidian”), a San Diego-based thermal imaging sensor provider. Obsidian’s proprietary high-resolution thermal sensors have the potential to transform the market with their breakthrough low-cost, high-volume production capabilities. Our expansion into thermal sensing complements our existing offerings, such as WiseEye, further broadening our technological reach and strengthening our position in the growing AI-powered sensing market.

Himax has dedicated years of R&D to advancing LCoS technology, focusing on AR goggle devices and automotive AR HUDs. Many industry-leading customers have showcased state-of-the-art products powered by our technology, including AR glasses and LiDAR systems. Our proprietary front-lit LCoS microdisplay integrates LCoS microdisplay, lightguide, and front-lit LED, offering a groundbreaking solution for AR applications. Our latest Front-Lit LCoS Microdisplay delivers unmatched brightness of up to 400K nits, setting a new benchmark for microdisplay panels with vibrant RGB color reproduction. With superior optical power efficiency, a compact form factor, and ultra-lightweight design, it stands out as the ideal choice for next-generation see-through AR devices. This is reinforced by strong partnerships with several leading tech giants developing AR goggles. Currently, we are actively engaged in follow-up engineering efforts with key industry players, positioning us for significant opportunities in the near future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of March 31, 2025. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	67	Chairman of the Board
Jordan Wu	64	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	76	Director
Yuan-Chuan Horng	73	Director
Dr. Liang-Gee Chen	68	Director
Jessica Pan	55	Chief Financial Officer
Hsien Chang Tsai	54	Vice President, Sales and Operations
Eric Li	61	Chief IR/PR Officer and Spokesperson

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

6.B. Compensation

For the year ended December 31, 2024, the aggregate cash compensation that we paid to our executive officers was approximately $1.8 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.2 million. In 2024, our Chairman of the Board voluntarily abandon the number of RSUs to be granted proposed by the compensation committee and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2024, the aggregate cash compensation that we paid to our independent directors was approximately $150,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2024 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

		Total Cash		Ordinary Shares
		Award	Ordinary Shares	Underlying	Unvested Portion
	Total RSUs	Granted	Underlying Vested	Unvested Portion	of cash award
Name	Granted	(in thousands)	Portion of RSUs	of RSUs	(in thousands)
Dr. Biing-Seng Wu	—	—	—	—	—
Jordan Wu	17,234	—	8,616	25,852	—
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Dr. Liang-Gee Chen	—	—	—	—	—
Jessica Pan	5,634	—	4,226	7,042	—
Hsien Chang Tsai	2,208	38	4,416	—	38
Eric Li	4,564	—	4,226	4,902	—

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

6.D. Employees

As of December 31, 2022, 2023 and 2024, we had 2,181, 2,164 and 2,177 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2024:

Function	Number
Research and development(1)	1,423
Engineering and manufacturing(2)	292
Sales and marketing(3)	327
General and administrative	135
Total	2,177
Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display, Himax IGI and CMVT, our subsidiaries focused on design and manufacturing of WLO and LCoS products.
(3)	Includes field application engineers.

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

We made grants of 2,014,386 RSUs to our employees on September 26, 2024. The vesting schedule for such RSU grants is as follows: 96.76% of the RSU grants vested immediately and were settled by cash in the amount of $11.1 million on the grant date, with the remainder vesting equally on each of September 30, 2025, 2026 and 2027, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2025, by each of our directors and executive officers. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Number of Shares	Percentage of Shares
Name	Owned	Owned
Dr. Biing-Seng Wu	76,904,468	22.0%
Jordan Wu	7,513,833	2.1%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	*
Dr. Liang-Gee Chen	—	—
Jessica Pan	109,422	*
Hsien Chang Tsai	—	—
Eric Li	16,376	*
*	The sum of the number of ordinary shares held is less than 1.0% of our total outstanding shares.

None of our directors or executive officers has voting rights different from those of other shareholders.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Compensation Clawback Policy during the fiscal year ended December 31, 2024.

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

As of March 31, 2025, 349,826,828 of our shares were outstanding. We believe that, of such shares, 211,991,772 shares in the form of ADSs were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under our ADS deposit agreement. JPMorgan Chase Bank, N.A., advised us that, as of March 31, 2025, 105,995,886 ADSs, representing 211,991,772 common shares, were held of record by Cede & Co. and 10 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2025, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned(3)	Beneficially Owned(3)
Dr. Biing-Seng Wu(1)	76,904,468	22.0%
Whei-Lan Teng(2)	22,847,370	6.5%
All directors and executive officers as a group(3)	85,460,203	24.4%

Note:      (1)  Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns (a) 56,549,308 ordinary shares through Sanfair Asia Investments Ltd., a wholly owned subsidiary of Taxus Technology Investment Pte. Ltd. and (b) 20,039,838 ordinary shares through Chi-Duan Investment Co. Ltd. All of the three entities are investment companies controlled by Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 76,904,468 ordinary shares, representing approximately 22.0% of the outstanding ordinary shares.

(2)	Whei-Lan Teng beneficially owns 5,434,918 ordinary shares through Renmar Finance Limited, a wholly owned subsidiary of Pleione Technology Investment Pte. Ltd. Both of the entities are investment companies controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,412,452 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 22,847,370 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 22,847,370 ordinary shares, representing approximately 6.5% of the outstanding ordinary shares.
(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 76,904,468 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Cheng Mei Materials Technology Corporation (CMMT)

CMMT is an equity method investor of CMVT. However, CMMT resigned as a legal director and then lost significant influence on CM Visual Technology Corp. from June 25, 2024. In 2022, 2023 and 2024, the purchase of raw materials from CMMT was $1.1 million, $1.3 million and nil, respectively. As of December 31, 2023 and 2024, the related payable resulting from the purchase of raw materials were $0.9 million and nil, respectively.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. On July 12, 2021, we paid a cash dividend in the amount of $47.4 million, or the equivalent of $0.272 per ADS. On July 12, 2022, we paid a cash dividend in the amount of $217.9 million, or the equivalent of $1.25 per ADS. On July 12, 2023, we paid a cash dividend in the amount of $83.7 million, or the equivalent of $0.48 per ADS. On July 12, 2024, we paid a cash dividend in the amount of $50.7 million, or the equivalent of $0.29 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

With regard to inward and outward remittances (foreign exchange purchased or sold), approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $100 million (and /or its equivalent settlement) for companies and $10 million (and/or its equivalent settlement) for Taiwanese citizen and long term 1 year-valid resident permit of foreign individuals. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2024.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2024, more than 99% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2024 approximately 62% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time, we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2024, no foreign currency exchange contracts are outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Payable by ADS Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for the issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or custodian have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees and Other Payments from the Depositary to Us

In 2024, we received $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
●	provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 2, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
April 2, 2025

Changes in Internal Control over Financial Reporting

In 2024, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2023 and 2024.

	Year ended December 31,
Services	2023	2024
Audit Fees(1)	$805,000	$798,000
Tax Fees(2)	20,000	31,000
All Other Fees(3)	7,000	7,000
Total	$832,000	$836,000

Note:     (1)   Audit Fees. This category includes the audit of our annual consolidated financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax Fees. This category consists of fees in relation to transfer pricing reports and tax compliance status.
(3)	All Other Fees. This category consists of fees in relation to audit of conflict mineral report.

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

On June 20, 2011, our board of directors authorized another share buyback program allowing us to repurchase up to $25.0 million of our ADSs in the open market or through privately negotiated transactions. We concluded this share buyback program in the fourth quarter of 2012 and repurchased a total of approximately $13.4 million of our ADSs (approximately 9.5 million ADSs) under this program from the open market. We did not conduct any repurchase under this program in 2024.

On December 4, 2024, our board of directors authorized another share buyback program allowing us to repurchase up to $20.0 million of our ADSs in the open market or through privately negotiated transactions. As of March 31, 2025, we had repurchased a total of approximately $0.8 million of our ADSs (approximately 0.1 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the share buyback programs for each of the specified periods.

(d)
Approximate
			(c) Total Number	Dollar Value of
			of ADSs	Shares That
	(a) Total		Purchased as	May Yet Be
	Number of	(b) Average Price	Part of Publicly	Purchased
	ADSs	Paid per	Announced Plans	Under the Plans
Period	Purchased	ADS	or Programs	or Programs
2024 Share Buyback Program:
December 10, 2024 to December 12, 2024	122,972	$6.77	122,972	$19,167,561

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

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J. Insider Trading Policies

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Our insider trading policy is filed as an exhibit to this annual report.

16.K. Cybersecurity

Risk Management and Strategy

To enhance information security, our company has collaborated with Deloitte Taiwan, a third-party consulting firm, for the fiscal year ended December 31, 2023 and 2024, to strengthen our risk management procedures. Currently, our company maintains the Risk Assessment Work Instructions, the Network and Communication Management Work Instructions, and the Emergency Response and Disaster Recovery Management Work Instructions. These guidelines enable the effective implementation of risk management and assessment strategies, network control measures, information security incident classification, and incident reporting procedures.

With the increasing frequency of cyberattacks, our company continues to implement strict preventive measures against network attacks. Our information technology (IT) department is led by a supervisor with more than 20 years of management experience. The department comprises professionals specializing in information security technology and software development. Security specialists within the department are responsible for implementing network security control measures, including firewall intrusion detection and prevention, internal and external network domain access control, regular antivirus software updates, physical management of information equipment, and periodic updates of IT hardware. These measures aim to ensure a secure R&D environment and mitigate operational risks.

For additional information regarding risks to the Company from cybersecurity threats. Please see “Item 3.D. Key Information — Risk Factors — Risks Related to Our Financial Condition and Business —System security risks, data protection breaches or unexpected system outages or failures could impact our business.”

Governance

Our company has established an Information Security Committee, chaired by the Vice President of the Sales and Operations Center, with representatives from each department serving as committee members. The committee coordinates various information security control measures and management strategies. Under the committee, a task-oriented Emergency Response Team has been formed. When a suspected information security incident occurs, this team evaluates the severity of the incident. In case of significant cybersecurity incidents, the team will implement damage control and recovery procedures, followed by root-cause analysis, investigation, and improvement actions. Additionally, an Information Security Management Team composed of representatives from the IT department and each functional unit has been established to execute policy discussions, policy tracking, and related operational tasks.

Our company’s Information Security Committee reports annually to the Board of Directors regarding information security achievements. The report includes assessments of internal and external cybersecurity risks, investigation and handling of information security incidents, action plans for high-risk cybersecurity matters, and annual information security programs. Additionally, cybersecurity awareness training is conducted annually for Board members to enhance their expertise in cybersecurity governance.

In 2024, our company experienced no significant information security incidents. To further strengthen employees’ cybersecurity awareness, the company not only conducts cybersecurity awareness campaigns but also administers four cybersecurity assessments each year. All employees who participated in these assessments have successfully met the required standards, ensuring the effective implementation of our information security policies.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm.
(b)	Consolidated Statements of Financial Position as of December 31, 2023 and 2024.
(c)	Consolidated Statements of Profit or Loss for the years ended December 31, 2022, 2023 and 2024.
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2022, 2023 and 2024.
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2023 and 2024.
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024.
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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

8.1	List of Subsidiaries.

11.2	Statement of Policy Concerning Insider Trading Policies

12.1	Certification of Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jessica Pan, Chief Financial Officer of Himax Technologies, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

97.1	Compensation Clawback Policy. (Incorporated by reference to Exhibit 97.1 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on April 2, 2024.)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 2, 2025

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 2, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment assessment of non-financial asset, excluding goodwill in the Wafer Level Optics cash generating unit

As discussed in Note 14 and 15 to the consolidated financial statements, the balance of other intangible assets and property, plant and equipment were $636 thousand and $121,280 thousand, respectively as of December 31, 2024, a portion of which related to the Wafer Level Optics cash generating unit (“CGU”). The Company’s non-financial assets excluding goodwill are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, impairment assessment will be performed by comparing the carrying amount of the CGU with its recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. The value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

/s/ KPMG

Hsinchu, Taiwan

April 2, 2025

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2023 and 2024

(in thousands of US dollars)

		December 31,	December 31,
	Note	2023	2024
Assets
Current assets:
Cash and cash equivalents	7, 23	$191,749	218,148
Financial assets at amortized cost	8, 23	12,511	4,286
Financial assets at fair value through profit or loss	9, 23	2,117	2,140
Accounts receivable, net (including related parties)	11, 23, 26	235,829	236,813
Inventories	12	217,308	158,746
Income taxes receivable	23	1,454	726
Restricted deposit	17, 23, 27	453,000	503,700
Other receivable from related parties	23, 26	69	13
Other current assets	23	86,548	43,471
Total current assets		1,200,585	1,168,043

Financial assets at fair value through profit or loss	9, 23	21,650	23,554
Financial assets at fair value through other comprehensive income	10, 23	1,635	28,226
Equity method investments	13	3,490	8,571
Property, plant and equipment, net	15, 18, 27, 29, 30	130,109	121,280
Deferred tax assets	22	14,196	21,193
Goodwill	4(k)	28,138	28,138
Other intangible assets, net	14, 30	816	636
Restricted deposit	23, 27	32	31
Refundable deposits	23	222,025	221,824
Other non-current assets	19	20,728	18,025
		442,819	471,478
Total assets		$1,643,404	1,639,521

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2023 and 2024

(in thousands of US dollars)

		December 31,	December 31,
	Note	2023	2024
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	18, 23, 27	$6,000	6,000
Short-term secured borrowings	17, 23, 27	453,000	503,700
Accounts payable (including related parties)	23, 26	107,342	113,203
Income taxes payable	22	15,309	9,514
Other payable to related parties	23, 26	110	—
Contract liabilities-current	29	17,751	10,622
Other current liabilities	5, 15, 16, 23	109,291	63,595
Total current liabilities		708,803	706,634
Long-term unsecured borrowings	18, 23, 27	34,500	28,500
Deferred tax liabilities	22	520	564
Other non-current liabilities	15, 19, 23	35,879	7,496
Total liabilities		779,702	743,194

Equity
Ordinary shares	21	107,010	107,010
Additional paid-in capital	21	114,648	115,376
Treasury shares		(5,157)	(5,546)
Accumulated other comprehensive income	21	(180)	8,621
Retained earnings		640,447	664,600
Equity attributable to owners of Himax Technologies, Inc.		856,768	890,061
Noncontrolling interests	21	6,934	6,266
Total equity		863,702	896,327
Total liabilities and equity		$1,643,404	1,639,521

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars, except per share data)

	Note	2022	2023	2024
Revenues:
Revenues from third parties, net		$1,201,124	945,309	906,737
Revenues from related parties, net		215	119	65
Total revenues	26, 29	1,201,339	945,428	906,802

Costs and expenses:
Cost of revenues	12, 19, 20, 26, 30	714,233	681,931	630,601
Research and development	19, 20, 26, 30	175,557	171,392	160,329
General and administrative	19, 20, 26, 30	28,503	25,037	24,121
Sales and marketing	19, 20, 26, 30	25,459	23,856	23,530

Total costs and expenses		943,752	902,216	838,581

Operating income		257,587	43,212	68,221

Non operating income (loss):
Interest income		4,813	8,746	9,907
Changes in fair value of financial assets at fair value through profit or loss	9, 23	1,246	1,655	1,363
Foreign currency exchange gains (losses), net		5,506	(768)	2,491
Finance costs		(2,783)	(6,080)	(4,014)
Share of losses of associates	13	(743)	(598)	(831)
Other gains (losses)	5, 6	10,694	(1,932)	—
Other income		245	158	198
		18,978	1,181	9,114
Profit before income taxes		276,565	44,393	77,335
Income tax expense (benefit)	22	41,098	(5,028)	(2,435)
Profit for the year		235,467	49,421	79,770
Loss (profit) attributable to noncontrolling interests		1,515	1,195	(15)
Profit attributable to Himax Technologies, Inc. stockholders		$236,982	50,616	79,755

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.68	0.15	0.23
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.68	0.14	0.23
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$1.36	0.29	0.46
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$1.36	0.29	0.46

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars)

	Note	2022	2023	2024
Profit for the year		$235,467	49,421	79,770
Other comprehensive income:
Items that will not be reclassified to profit or loss:	19, 21, 22, 23
Remeasurements of defined benefit pension plans		684	10	—
Unrealized gain on financial assets at fair value through other comprehensive income		152	152	9,427
Income tax related to items that will not be reclassified subsequently		(107)	1	—
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences		(157)	(123)	(632)
Other comprehensive income for the year, net of tax		572	40	8,795
Total comprehensive income for the year		236,039	49,461	88,565
Total comprehensive income attributable to noncontrolling interests		1,391	1,193	(9)
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$237,430	50,654	88,556

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Balance at January 1, 2022	356,700	$107,010	108,841	(8,102)	(5,761)	(666)	660,300	869,724	2,258	871,982
Profit (loss) for the year	—	—	—	—	—	—	236,982	236,982	(1,515)	235,467
Other comprehensive income	—	—	—	—	—	448	—	448	124	572
Total comprehensive income for the year	—	—	—	—	—	448	236,982	237,430	(1,391)	236,039
Contributions by and distributions to owners
Declaration of cash dividends, $0.625 per share	—	—	—	—	—	—	(217,873)	(217,873)	—	(217,873)
Share-based compensation expenses	—	—	2,664	—	—	—	—	2,664	140	2,804
Restricted stock vested	—	—	(167)	236	167	—	—	—	—	—
	—	—	2,497	236	167	—	(217,873)	(215,209)	140	(215,069)
Changes in ownership interests
New shares issued by subsidiary	—	—	115	—	—	—	—	115	445	560
Dilution gain of equity method investment	—	—	796	—	—	—	—	796	—	796
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	—	—	—	—	—	—	(104)	(104)	(197)	(301)
Disposal of financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(180)	(180)	(6)	(186)
	—	—	911	—	—	—	(284)	627	242	869
Balance at December 31, 2022	356,700	$107,010	112,249	(7,866)	(5,594)	(218)	679,125	892,572	1,249	893,821

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2022, 2023 and 2024

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Profit for the year	—	—	—	—	—	—	79,755	79,755	15	79,770
Other comprehensive income	—	—	—	—	—	8,801	—	8,801	(6)	8,795
Total comprehensive income for the year	—	—	—	—	—	8,801	79,755	88,556	9	88,565
Contributions by and distributions to owners
Treasury shares acquired	—	—	—	(246)	(832)	—	—	(832)	—	(832)
Declaration of cash dividends, $0.145 per share	—	—	—	—	—	—	(50,670)	(50,670)	—	(50,670)
Dividend Equivalents	—	—	2	—	—	—	(151)	(149)	—	(149)
Share-based compensation expenses	—	—	1,169	—	—	—	—	1,169	78	1,247
Restricted stock vested	—	—	(443)	625	443	—	—	—	—	—
	—	—	728	379	(389)	—	(50,821)	(50,482)	78	(50,404)
Changes in ownership interests
New shares issued by subsidiary	—	—	—	—	—	—	62	62	9	71
Purchase of subsidiaries shares from noncontrolling interest	—	—	—	—	—	—	(4,843)	(4,843)	(764)	(5,607)
	—	—	—	—	—	—	(4,781)	(4,781)	(755)	(5,536)
Balance at December 31, 2024	356,700	$107,010	115,376	(6,872)	(5,546)	8,621	664,600	890,061	6,266	896,327

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars)

	2022	2023	2024
Cash flows from operating activities:
Profit for the year	$235,467	49,421	79,770
Adjustments for:
Depreciation and amortization	21,342	20,322	22,354
Gain on disposal of subsidiary	(10,694)	—	—
Share-based compensation expenses	3,096	2,663	1,247
Loss (gains) on disposal of property, plant and equipment, net	—	(368)	4
Loss on re-measurement of the pre-existing relationships in a business combination	—	1,932	—
Changes in fair value of financial assets at fair value through profit or loss	(1,246)	(1,655)	(1,363)
Interest income	(4,813)	(8,746)	(9,907)
Finance costs	2,783	6,080	4,014
Income tax expense (benefit)	41,098	(5,028)	(2,435)
Share of losses of associates	743	598	831
Inventories write downs	22,211	21,540	13,551
Unrealized foreign currency exchange losses (gains)	(2,883)	624	(171)
	307,104	87,383	107,895
Changes in:
Accounts receivable (including related parties)	146,870	20,804	(40,738)
Inventories	(194,544)	132,090	45,011
Other receivable from related parties	(7)	5	56
Other current assets	10,099	(3,863)	3,941
Accounts payable (including related parties)	(124,870)	7,676	14,567
Other payable to related parties	927	(268)	(110)
Contract liabilities	1,283	(37,051)	45
Other current liabilities	1,831	1,246	(9,010)
Other non-current liabilities	3,972	(4,602)	(2,260)
Cash generated from operating activities	152,665	203,420	119,397
Interest received	4,525	8,567	9,732
Interest paid	(2,783)	(6,080)	(4,015)
Income tax paid	(71,499)	(53,066)	(9,138)
Net cash provided by operating activities	82,908	152,841	115,976

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2022, 2023 and 2024

(in thousands of US dollars)

	2022	2023	2024
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(11,797)	(23,378)	(13,054)
Proceeds from disposal of property, plant and equipment	—	111	—
Acquisitions of intangible assets	(331)	(115)	(153)
Acquisitions of financial assets at amortized cost	(8,763)	(6,911)	(11,236)
Proceeds from disposal of financial assets at amortized cost	25,823	3,099	19,457
Acquisitions of financial assets at fair value through profit or loss	(108,374)	(82,628)	(76,003)
Proceeds from disposal of financial assets at fair value through profit or loss	110,283	75,539	70,389
Proceeds from disposal of a subsidiary	14,769	—	—
Acquisitions of financial assets at fair value through other comprehensive income	—	(1,379)	(17,164)
Proceeds from disposal of financial assets at fair value through other comprehensive income	96	99	—
Acquisition of a subsidiary, net of cash acquired (paid)	—	433	(5,416)
Proceeds from capital reduction of investment	—	360	338
Acquisitions of equity method investments	(3,264)	—	(1,236)
Decrease (increase) in refundable deposits	(6,144)	(56,933)	33,562
Releases (pledges) of restricted deposit	2,700	—	—
Cash received in advance from disposal of land	—	2,821	—
Net cash provided by (used in) investing activities	14,998	(88,882)	(516)
Cash flows from financing activities:
Purchase of treasury shares	—	—	(832)
Prepayments for purchase of treasury shares	—	—	(2,168)
Payments of cash dividends	(217,873)	(83,720)	(50,670)
Payments of dividend equivalents	—	(148)	(233)
Proceeds from issuance of new shares by subsidiaries	487	916	71
Purchases of subsidiary shares from noncontrolling interests	(301)	(9)	(190)
Proceeds from short-term unsecured borrowings	—	47,226	—
Repayments of short-term unsecured borrowings	—	(47,226)	—
Proceeds from long-term unsecured borrowings	40,000	—	—
Repayments of long-term unsecured borrowings	(46,000)	(6,000)	(6,000)
Proceeds from short-term secured borrowings	1,212,700	1,383,300	1,780,300
Repayments of short-term secured borrowings	(994,800)	(1,299,600)	(1,729,600)
Pledge of restricted deposit	(217,900)	(83,700)	(50,700)
Payment of lease liabilities	(4,294)	(4,830)	(5,032)
Guarantee deposits received (refunded)	16,913	200	(23,163)
Net cash used in financing activities	(211,068)	(93,591)	(88,217)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,281)	(200)	(844)
Net increase (decrease) in cash and cash equivalents	(114,443)	(29,832)	26,399
Cash and cash equivalents at beginning of year	336,024	221,581	191,749
Cash and cash equivalents at end of year	$221,581	191,749	218,148

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

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

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on April 2, 2025.

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

For the years ended December 31, 2022, 2023 and 2024

Note 3.  Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangement”	January 1, 2024
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024

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

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
			Jurisdiction of	December 31,	December 31,
Investor	Subsidiary	Main activities	Incorporation	2023	2024
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies, Inc.	Viewsil Microelectronics (Kunshan) Limited (“Viewsil”) (1)	IC design and sales	PRC	49.00%	100.00%
Viewsil Microelectronics (Kunshan) Limited	Viewsil Technology Limited (1)	IC sales	British Virgin Islands	49.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.(1)	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	92.08%	92.02%
Himax Display, Inc.	Integrated Microdisplays Limited	LCoS design	Hong Kong	92.08%	92.02%
Himax Display, Inc.	Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	92.08%	92.02%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	98.62%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	98.43%	98.64%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	98.43%	98.64%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	LC Lens design and sales	ROC	62.26%	62.26%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	CM Visual Technology Corp.	Omniwide film products design and sales	ROC	77.63%	77.63%
Himax Technologies Limited	Solvanta Investment Limited	Investments	ROC	—	100.00%
Solvanta Investment Limited	Solvanta Energy Limited	Renewable-energy based electricity distribution	ROC	—	100.00%

Note (1):

On December 30, 2023, Himax Technologies, Inc. acquired the controlling interest in Viewsil and included it as the consolidated entity. Refer to Note 5 for further details. In addition, on November 22, 2024, Himax Technologies (Shenzhen) Co., Ltd. acquired the 51% of the outstanding voting shares of Viewsil, then the Company has 100% shareholdings in Viewsil.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Principal Activities

The Company is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming TCON), Large Touch and Display Driver Integration (LTDI) for LCD displays and DDIC, TCON and on-cell touch controller for OLED displays. Besides, the Company designs and provides touch controllers, OLED ICs, LED drivers, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. The Company is also a pioneer in tinyML AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology is composed of Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm, and has been widely adopted in consumer electronics and AIoT related applications. The Company optics technologies, such as wafer level optics, LCoS micro-displays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies.

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

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 9.95% and 9.04% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2023 and 2024, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 13.96% and 13.78% as of December 31, 2023 and 2024, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.6% and 2.48% used in the test for both CGUs as of December 31, 2023 and 2024, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2022, 2023 and 2024, the Company did not recognize any impairment loss on goodwill.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. South Korea and Japan are the only two countries which represent jurisdictions where the Company maintains subsidiaries’ operations and have already enacted tax legislation on December 31, 2023. The Company has evaluated the current tax impact to be immaterial for the year ended December 31, 2023 and 2024, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2022	2023	2024

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$236,982	50,616	79,755
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	349,448	348,990	349,593
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.68	0.15	0.23
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$1.36	0.29	0.46

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2022	2023	2024

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$236,982	50,616	79,755
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	349,448	348,990	349,593
Unvested RSUs (in thousands)	187	576	434
	349,635	349,566	350,027
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.68	0.14	0.23
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$1.36	0.29	0.46

Note (1): As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009. The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2022, 2023 and 2024 is 174,724 thousand, 174,495 thousand and 174,796 thousand, respectively. Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2022, 2023 and 2024 is 174,817 thousand, 174,783 thousand and 175,014 thousand, respectively. The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

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

For the years ended December 31, 2022, 2023 and 2024

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

For the years ended December 31, 2022, 2023 and 2024

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

Note 5.  Consolidation

The Company held 49% of the outstanding voting shares of Viewsil in 2023. One board director appointed by the one other shareholder resigned on December 30, 2023, and that other shareholder informed the Company that it would not appoint another board of director to fill the casual vacancy in the future. Therefore, there would be 3 board directors in Viewsil and the Company would assign 2 board seats with obtaining more than half of the total number of Viewsil’s directors from December 30, 2023 without consideration paid. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee returns. The Company has the power to determine the major matters and the most important decisions that will significantly impact the operations and direct financial interests are resolved by majority vote of directors present in the meeting. Therefore, it is determined that the Company has controlling power over Viewsil from December 30, 2023, the acquisition date.

The Company’s previously held equity interests in Viewsil was re-measured at fair value, which was determined according to the amount of underlying equity in net assets of Viewsil at acquisition date. The re-measurement loss on the previously held equity interests in Viewsil was $1,932 thousand which is included in “other gains (losses)” in the consolidated statements of profit or loss.

The results of Viewsil’s operations for 2023 have not been included in the Company’s consolidated financial statements until the acquisition date on December 30, 2023. If the consolidation had occurred on January 1, 2023, management estimates that consolidated revenue would have been $945,428 thousand (unaudited), and consolidated profit for the year would have been $50,641 thousand (unaudited). In determining these amounts, management has assumed that the fair value adjustments that arose on the date of consolidation would have been the same if the consolidation had occurred on January 1, 2023.

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

For the years ended December 31, 2022, 2023 and 2024

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

The carrying amount of assets and liabilities of EMZA on the date of disposal was as follow:

EMZA
(in thousands)
Cash	$323
Current assets, other than cash	2,241
Property, plant and equipment	179
Other intangible assets	4,436
Other non-current assets	587
Other current and non-current liabilities	(4,148)
Net assets disposed of	$3,618

Note 7.  Cash and Cash Equivalents

	December 31,	December 31,
	2023	2024

	(in thousands)
Cash, demand deposits and checking accounts	$182,049	214,048
Time deposits with less than three months maturity date	9,700	4,100
	$191,749	218,148

Refer to Note 23 and Note 24 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2023 and 2024, no cash and cash equivalents were pledged with banks as collaterals.

Note 8.  Financial Assets at Amortized Cost

	December 31,	December 31,
	2023	2024

	(in thousands)
Time deposit with original maturities more than three months	$12,511	4,286

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2023 and 2024 is due in one year or less.

As of December 31, 2023 and 2024, no financial assets at amortized cost were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Note 9.  Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024

	(in thousands)
Money market fund	$2,117	2,140
Equity securities-unlisted company	21,650	23,554
	$23,767	25,694
Current	$2,117	2,140
Non-current	21,650	23,554
	$23,767	25,694

Net gain of $1,246 thousand, $1,655 thousand and $1,363 thousand, was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

Note 10.  Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2022, 2023 and 2024, were $283 thousand, $99 thousand and nil, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2023 and 2024, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

Note 11.  Accounts Receivable, net (including related parties)

	December 31,	December 31,
	2023	2024

	(in thousands)
Accounts receivable	$235,815	236,782
Accounts receivable from related parties	14	31
Less: Loss allowance	—	—
	$235,829	236,813

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

As of December 31, 2023 and 2024, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2023
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$231,676	0%	$—
Past due within 30 days	3,591	0%	—
Past due 31‑60 days	462	0%	—
Past due 61‑90 days	9	0%	—
Past due 91‑120 days	—	0%	—
Past due over 121 days	91	0%-100.00%	—
	$235,829		$—

	December 31, 2024
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$235,882	0%	$—
Past due within 30 days	915	0%	—
Past due 31‑60 days	14	0%	—
Past due 61‑90 days	—	0%	—
Past due 91‑120 days	2	0%	—
Past due over 121 days	—	0%-100.00%	—
	$236,813		$—

There were no changes in loss allowance as of December 31, 2023 and 2024.

There were no activities in loss allowance for the years ended December 31, 2022, 2023 and 2024, respectively.

Note 12.  Inventories

	December 31,	December 31,
	2023	2024

	(in thousands)
Finished goods	$47,468	40,445
Work in process	96,955	77,244
Raw materials	72,692	40,767
Supplies	193	290
	$217,308	158,746

The amounts of inventories that were charged to cost of revenues were $692,022 thousand, $660,391 thousand and $617,050 thousand, for the years ended December 31, 2022, 2023 and 2024, respectively, and the charges for inventories written down to net realizable value amounted to $22,211 thousand, $21,540 thousand and $13,551 thousand, for the years ended December 31, 2022, 2023 and 2024, respectively, which were also included in cost of revenues.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

As of December 31, 2023 and 2024, none of the Company’s inventories was pledged as collateral.

Note 13.  Equity Method Investments

Associates consisted of the following:

			December 31, 2023		December 31, 2024
		Place of
		Incorporation
	Principal	and	Carrying	Holding	Carrying	Holding
Name of Associate	Activities	Operation	amount	%	amount	%
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$—	32.21	$—	31.21
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	303	4.52	21	4.52
Guangzhou Pixtalks Information Technology Co., Ltd.	3D structured light module	Guangzhou, China	153	29.50	209	29.50
Prilit Optronics, Inc.	LCD panel components manufacturing	Tainan, Taiwan	3,034	14.95	2,505	14.95
Tilt Five, Inc.	Develops of Augmented Reality technology	Delaware, USA	—	—	5,836	21.99
			$3,490		$8,571

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2022	2023	2024

	(in thousands)
The Company’s share of losses of associates	$(743)	(598)	(831)
The Company’s share of other comprehensive income of associates	$(86)	20	(146)
The Company’s share of total comprehensive income of associates	$(829)	(578)	(977)

The Company has not recognized losses of $302 thousand, $691 thousand and $260 thousand in relation to its interest in Ganzin Technology Corp. for the year ended December 31, 2022, 2023 and 2024, respectively, because the Company has no obligation in respect of the losses. As of December 31, 2024, the cumulative unrecognized losses in relation to the Company’s interest in Ganzin Technology Corp. was $1,277 thousand.

As of December 31, 2023 and 2024, none of the Company’s equity method investments was pledged as collateral.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Note 14.  Other Intangible Assets

	Technology	Software	Others	Total

	(in thousands)
Cost
Balance at January 1, 2023	$6,889	5,969	1,172	14,030
Additions	—	115	—	115
Consolidation through obtaining control of subsidiary	—	1	—	1
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2023	6,889	6,082	1,172	14,143
Additions	—	153	—	153
Disposals	—	(190)	—	(190)
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2024	$6,889	6,042	1,172	14,103

Accumulated Amortization
Balance at January 1, 2023	$6,889	5,531	516	12,936
Amortization for the year	—	273	121	394
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2023	6,889	5,801	637	13,327
Amortization for the year	—	214	119	333
Disposals	—	(190)	—	(190)
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2024	$6,889	5,822	756	13,467

Carrying amounts
At December 31, 2023	$—	281	535	816
At December 31, 2024	$—	220	416	636

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	7	years
Software	2-10	years
Others	7-15	years

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Note 15.  Property, Plant and Equipment

(a)

							Prepayments
							for purchase
				Research	Office		of equipment
		Building		and	furniture		and
		and		development	and		construction
	Land	improvements	Machinery	equipment	equipment	Others	in progress	Total

	(in thousands)
Cost
Balance at January 1, 2023	$41,828	76,475	80,504	49,424	14,005	47,713	2,210	312,159
Additions	—	1,239	14,977	2,415	1,010	5,911	2,621	28,173
Consolidation through obtaining control of subsidiary	—	—	—	—	6	—	—	6
Transfers	—	67	334	2	—	—	(403)	—
Reclassification to assets held for sale	(4,175)	—	—	—	—	—	—	(4,175)
Disposals	—	—	(1,084)	(1,608)	(1)	(2,770)	—	(5,463)
Effect of exchange rate changes	—	1	1	-	(29)	(82)	—	(109)
Balance at December 31, 2023	37,653	77,782	94,732	50,233	14,991	50,772	4,428	330,591
Additions	—	651	2,210	5,998	739	4,844	2,028	16,470
Transfers	—	1,610	656	28	—	453	(2,870)	(123)
Disposals	—	(15)	(1,034)	(185)	(195)	(13,596)	—	(15,025)
Effect of exchange rate changes	—	—	—	(7)	(51)	(157)	—	(215)
Balance at December 31, 2024	$37,653	80,028	96,564	56,067	15,484	42,316	3,586	331,698

Accumulated Depreciation
Balance at January 1, 2023	$—	32,975	68,357	42,205	11,641	30,843	—	186,021
Depreciation for the year	—	4,325	4,985	3,241	1,054	6,323	—	19,928
Disposals	—	—	(1,081)	(1,596)	(1)	(2,711)	—	(5,389)
Effect of exchange rate changes	—	—	—	—	(25)	(53)	—	(78)
Balance at December 31, 2023	—	37,300	72,261	43,850	12,669	34,402	—	200,482
Depreciation for the year	—	4,394	6,863	3,823	1,018	5,923	—	22,021
Disposals	—	(15)	(1,034)	(185)	(195)	(10,504)	—	(11,933)
Effect of exchange rate changes	—	(1)	—	(6)	(43)	(102)	—	(152)
Balance at December 31, 2024	$—	41,678	78,090	47,482	13,449	29,719	—	210,418

Carrying amounts
At December 31, 2023	$37,653	40,482	22,471	6,383	2,322	16,370	4,428	130,109
At December 31, 2024	$37,653	38,350	18,474	8,585	2,035	12,597	3,586	121,280

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

As of December 31, 2024, a piece of land $4,175 thousand was presented as assets held for sale following the commitment of the Company’s management to sell the land before the end of 2025. The land held for sale has been included in “Other current assets” in the consolidated statements of financial position.

The Company incurred non-cash capital expenditures of $2,551 thousand, $3,086 thousand and $3,121 thousand in the years ended December 31, 2022, 2023 and 2024.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The above items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	25 years
Building improvements	4-16 years
Machinery	4-10 years
Research and development equipment	2-6 years
Office furniture and equipment	3-8 years
Others	2-15 years

For the years ended December 31, 2022, 2023 and 2024, the Company did not recognize any impairment loss on property, plant and equipment.

Information on property, plant and equipment that were pledged to bank as collateral is provided in Note 27.

(b)   Lease Arrangements

(i)    Right-of-use assets

Addition to right-of-use assets during 2023 and 2024 were $4,398 thousand and $2,113 thousand, respectively. The carrying amounts of right-of-use assets for offices and buildings lease included in Others in property, plant and equipment was $13,559 thousand and $8,368 thousand as of December 31, 2023 and 2024, respectively. Depreciation expense of right-of-use assets amounted to $4,810 thousand, $4,609 thousand and $4,178 thousand in 2022, 2023 and 2024, respectively.

(ii)    Lease liabilities

	December 31,	December 31,
	2023	2024

	(in thousands)
Current portion (classified under other current liabilities)	$4,636	3,708
Non-current portion (classified under other non-current liabilities)	6,744	3,452
	$11,380	7,160

(iii)    Additional lease information

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Expenses relating to short-term leases	$364	73	65
Expenses relating to low-value asset leases	$113	368	246
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$2,920	2,195	2,739

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2023	2024

	(in thousands)
Balance at beginning of year	$11,675	11,380
Change from financing activities:
Payment of lease liabilities	(4,830)	(5,032)
Total change from financing activities	(4,830)	(5,032)
Other changes:
New lease	4,267	1,758
Interest expense	167	216
Interest paid	(167)	(216)
Lease modifications	(75)	(1,624)
Effect of exchange rate changes	343	678
Total liability-related other changes	4,535	812
Balance at end of year	$11,380	7,160

Note 16.  Other Current Liabilities

	December 31,	December 31,
	2023	2024

	(in thousands)
Accrued payroll and related expenses	$26,329	17,139
Guarantee deposit received	34,270	—
Accrued mask, mold fees and other expenses for RD	14,813	10,651
Received in advance from disposal of land	7,383	7,383
Accrued software maintenance	7,222	7,215
Lease liabilities	4,636	3,708
Payable for purchases of building and equipment	3,102	3,160
Allowance for sales discounts	552	207
Provision on onerous inventory contract	599	138
Accrued insurance, welfare expenses, professional fee and others	10,385	13,994
	$109,291	63,595

The activity in the sales discounts is as follows:

Allowance for sales discounts

	Balance at			Balance at
	beginning	Charges to	Amounts	end of
Period	of year	earnings	utilized	year

	(in thousands)
Year 2022	$1,570	26,830	(26,220)	2,180
Year 2023	$2,180	20,429	(22,057)	552
Year 2024	$552	12,879	(13,224)	207

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Note 17.  Short-Term Borrowings

	December 31,	December 31,
	2023	2024

	(in thousands)
Secured borrowings	$453,000	503,700
Unused credit lines	$206,483	258,917
Interest rate-secured borrowings	0.3%~0.35%	0.3%~0.35%

As of December 31, 2023 and 2024, cash and time deposits totaling $453,000 thousand and $503,700 thousand are pledged as collateral, respectively.

As of December 31, 2024, unused credit lines will expire between January 2025 and October 2025. Among the unused credit lines, $92,201 thousand will expire before the end of March 2025, and $146,800 thousand belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured	Secured
	borrowings	borrowings

	(in thousands)
January 1, 2023	$—	369,300
Change from financing activities:
Proceeds from borrowings	47,226	1,383,300
Repayments of borrowings	(47,226)	(1,299,600)
Total changes from financing activities	—	83,700
December 31,2023	—	453,000
Change from financing activities:
Proceeds from borrowings	—	1,780,300
Repayments of borrowings	—	(1,729,600)
Total changes from financing activities	—	50,700
December 31,2024	$—	503,700

Note 18.  Long-Term Borrowings

	December 31,	December 31,
	2023	2024

	(in thousands)
Unsecured borrowings	$40,500	34,500
Less: current portion	(6,000)	(6,000)
Total	$34,500	28,500
Unused long-term credit lines	$139,500	140,000
Interest rate	6.25%	5.39%-5.43%
Duration	2020/8/4~ 2030/9/2	2020/8/4~ 2030/9/2

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

As of December 31, 2023 and 2024, for enhancing the guaranty, land and building and improvements totaling $63,352 thousand and $59,964 thousand are pledged as collateral. Please refer to Note 27.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2023	2024

	(in thousands)
Balance at beginning of year	$46,500	40,500
Change from financing activities:
Proceeds from borrowings	—	—
Repayments of borrowings	(6,000)	(6,000)
Total changes from financing activities	(6,000)	(6,000)
Balance at end of year	$40,500	34,500

Note 19.  Employee benefits

1.	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company has established a defined benefit pension plan covering full-time employees in the ROC that provides retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement. The contributions for the defined benefit plan of the Company are administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan.

As of December 31, 2024, the fair value of the plan assets deposited in the Committee’s name in the Bank of Taiwan was approximately $4.5 million and the present value of the defined benefit obligation was approximately $3 million. The Company’s employees’ retirement reserve has reached the point of supporting employees’ retirement funds, so the Company applied to the Labor Affairs Bureau of Tainan City Government to suspend contributions, which was approved. There have not been any significant market fluctuation, reduction, repayment, or other significant one-off events during the current fiscal year.

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2022, 2023 and 2024, based on the contribution called for were $3,828 thousand, $3,922 thousand and $3,864 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. Expenses recognized in 2022, 2023 and 2024, based on the contribution called for were $47 thousand, $68 thousand and $80 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $2,088 thousand, $2,390 thousand and $2,588 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

Other foreign subsidiaries recognized pension expenses of $564 thousand, $221 thousand and $221 thousand for the years ended December 31, 2022, 2023 and 2024, respectively, for the defined contribution plans based on their respective local government regulations.

3.	Cash award

On September 28, 2022, September 26, 2023, and September 26, 2024, the Company’s compensation committee granted annual bonuses by cash payouts totaling $19,346 thousand, $729 thousand and $1,035 thousand, respectively to the Company’s employees among which $1,015 thousand, $187 thousand and $164 thousand, respectively was immediately vested on the grant date. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

The amounts of cash award expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Cost of revenues	$505	174	60
Research and development	20,792	15,273	6,193
General and administrative	2,250	1,401	546
Sales and marketing	4,147	2,797	1,086
Total compensation	$27,694	19,645	7,885
Income tax benefit	$5,641	4,167	1,770

Note 20. Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Cost of revenues	$481	157	173
Research and development	15,345	9,414	9,819
General and administrative	2,193	1,108	891
Sales and marketing	2,612	1,453	1,435
Total compensation	$20,631	12,132	12,318
Income tax benefit	$4,201	2,545	2,605

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(a)	Long-term Incentive Plan

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

On September 26, 2024, the Company’s compensation committee made grants of 2,014,386 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 96.76% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $11,071 thousand, a subsequent 1.08% will vest on each of September 30, 2025, 2026 and 2027 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On November 9, 2022, the Company’s compensation committee made the unvested RSUs generally include forfeitable dividend-equivalent rights, which entitle holders of RSUs to the same dividend value per share as holders of common stock. The dividend-equivalent rights are subject to the same vesting and other terms and conditions as the underlying RSUs.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $3.44 per ADS, $10.39 per ADS, $5.09 per ADS, $5.68 per ADS and $5.68 per ADS on September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023 and September 26, 2024, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value
Balance at January 1, 2022	386,520	$10.17
Granted	3,987,509	5.09
Vested	(3,563,177)	5.25
Forfeited	(18,643)	10.15
Balance at December 31, 2022	792,209	6.71
Granted	1,710,607	5.68
Vested	(1,974,496)	5.91
Forfeited	(2,355)	9.81
Balance at December 31, 2023	525,965	6.36
Granted	2,014,386	5.68
Vested	(2,261,433)	5.88
Forfeited	(5,307)	7.33
Balance at December 31, 2024	273,611	5.29

As of December 31, 2024, the total compensation cost related to the unvested RSUs not yet recognized was $758 thousand. The weighted-average period over which it is expected to be recognized is 1.33 years.

In 2022, 2023 and 2024, the Company settled RSUs release with shares buyback of 235,910 shares, 615,052 shares and 624,670 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Cost of revenues	$472	153	167
Research and development	15,097	9,353	9,751
General and administrative	1,934	1,108	891
Sales and marketing	2,497	1,449	1,430
Total compensation	$20,000	12,063	12,239
Income tax benefit	$4,201	2,545	2,605

(b)	Employee stock options
(i)	On March 19, 2021, board of directors of CM Visual Technology Corp. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 3,000,000 shares of CM Visual Technology Corp. authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.36). In addition, on December 28, 2023, board of directors of CM Visual Technology Corp. approved another a plan to grant stock options, the 2023 plan, to certain employees. This plan authorizes grants to purchase up to 1,500,000 shares of CM Visual Technology Corp. authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.32)

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The 2021 plan and 2023 plan both have four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant.The Company recognized compensation expenses of $76 thousand, $69 thousand and $79 thousand in 2022, 2023 and 2024, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2022, 2023 and 2024, respectively.

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

	2021 Plan		2023 Plan
	Granted in	Granted in	Granted in
	2021	2023	2024
Valuation assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	43.82%	44.17%	39.76%
Expected term (years)	3.125	3.125	3.125
Risk-free interest rate	0.223%	1.081%	1.150%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2022	2,671,000	$0.36	3.5
Granted	—	—
Exercised	—	—
Forfeited	(380,000)	0.36
Balance at December 31, 2022	2,291,000	0.36	2.5
Granted	288,000	0.33
Exercised	—	—
Effect of capital reduction	(1,289,500)	0.36
Forfeited	—	—
Balance at December 31, 2023	1,289,500	0.50	1.5
Granted	1,201,000	0.32
Exercised	—	—
Forfeited	(138,000)	0.47
Balance at December 31, 2024	2,352,500	0.41	1.8
Exercisable at December 31, 2024	1,068,000	0.50	0.6

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The 2021 plan has one and half years contractual life and one year vesting period. Based on the vesting schedule, 100% of the options vest one year after the date of grant. The Company recognized compensation expenses of $33 thousand in 2022. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the year ended December 31, 2022.

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

2021 plan
Valuation assumptions:
Expected dividend yield	0%
Expected volatility	30.06%
Expected term (years)	1.25
Risk-free interest rate	0.107%

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2022	910,000	$0.65	1.0
Exercised	(840,000)	0.65
Forfeited	(70,000)	0.65
Balance at December 31, 2022	—	—	—
Exercisable at December 31, 2022	—	—	—

(iii) On January 28, 2022, board of directors of EMZA approved a plan to grant stock options, the 2022 Option Plan, to certain employees. This plan authorizes grants to purchase up to 179,690 shares of EMZA’s authorized but unissued ordinary shares. The exercise price was $20.49.

All Options granted under this 2022 Option Plan shall vest over a 4-year period, with 25% thereof vesting on the end of a 12-month period following the date of grant, and the remaining 75% thereof vesting in 12 equal portions at the end of each 3-month period thereafter. The Company recognized compensation expenses of $522 thousand in 2022, including 2022 Option Plan cancelled and recognized compensation expenses of $219 thousand. Such compensation expense was recorded as sales and marketing expenses, general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the year ended December 31, 2022.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

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

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2023 and 2024.

In accordance with the Company’s board of director’s resolution on December 4, 2024, the Company authorized a share buyback program. The program allows the Company to repurchase up to $20 million of the Company’s ADSs. The Company repurchased $0.8 million or 122,972 ADSs in the open market at an average price of $6.77 per ADS in 2024.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2023 and 2024. The outstanding ordinary shares were 349,448,102 shares and 349,826,828 shares at December 31, 2023 and 2024, respectively. 7,251,380 treasury shares and 6,872,654 treasury shares were held by the Company as of December 31, 2023 and 2024, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2023 and 2024 were as follows:

	December 31,	December 31,
	2023	2024

	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	6,307	5,864
From share-based compensation	13,338	14,509
From share of changes in equities of associates	1,662	1,662
	$114,648	115,376

(c)	Earnings distribution

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2023 and 2024 amounted to $154,743 thousand and $159,580 thousand, respectively.

For the year ended December 31, 2024, the Company declared the cash dividend of $0.145 per share, totaling $50,670 thousand, and was paid on July 12, 2024.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains	benefit	other
	currency	(losses) on	pension	comprehensive
	translation	securities	plans	income

	(in thousands)
Beginning balance, January 1, 2022	$144	(1,048)	238	(666)
Exchange differences arising on translation of foreign operations	(245)	—	—	(245)
Changes in fair value of financial assets	—	142	—	142
Remeasurement of defined benefit pension plans	—	—	551	551
Ending balance, December 31, 2022	(101)	(906)	789	(218)
Exchange differences arising on translation of foreign operations	(123)	—	—	(123)
Changes in fair value of financial assets	—	152	—	152
Remeasurement of defined benefit pension plans	—	—	9	9
Ending balance, December 31, 2023	(224)	(754)	798	(180)
Exchange differences arising on translation of foreign operations	(626)	—	—	(626)
Changes in fair value of financial assets	—	9,427	—	9,427
Remeasurement of defined benefit pension plans	—	—	—	—
Ending balance, December 31, 2024	$(850)	8,673	798	8,621

(e)	Noncontrolling interest

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Balance at the beginning of year	$2,258	1,249	6,934
Equity attributable to non-controlling interests
Profit (Loss) for the year	(1,515)	(1,195)	15
Changes in fair value of financial assets	10	—	—
Remeasurement of defined benefit pension plans	26	2	—
Share-based compensation expenses	140	40	78
New shares issued by subsidiaries	445	6,015	9
Acquired the controlling power from noncontrolling interest	—	811	—
Purchase of subsidiaries shares from noncontrolling interest	—	12	(764)
Effect of Himax Media Solutions, Inc. merged into Himax Taiwan	(197)	—	—
Disposal of financial assets at fair value through other comprehensive income	(6)	—	—
Exchange differences arising on translation of foreign operations	88	—	(6)
Balance at the end of year	$1,249	6,934	6,266

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2022, 2023 and 2024 consists of the following:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Current tax expense
Current period	$48,808	155	5,459
Adjustment for prior periods	(2,723)	(2,614)	(942)
	46,085	(2,459)	4,517

Deferred tax expense
Origination and reversal of temporary differences	(5,742)	2,436	(1,590)
Investment tax credits and operating loss carryforward	755	(5,005)	(5,362)
	(4,987)	(2,569)	(6,952)
Total income tax expense (benefit)	$41,098	(5,028)	(2,435)

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2022, 2023 and 2024 consist of the following:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$107	(1)	—

(c)

Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 20% compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	Years ended December 31,
	2022		2023		2024
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$276,565		$44,393		$77,335
Income tax expense calculated at the statutory rate	20.0%	55,313	20.0%	8,879	20.0%	15,467
Tax on undistributed earnings	3.9%	10,668	4.4%	1,931	4.7%	3,602
Tax benefit resulting from setting aside legal reserve from prior year’s income	(0.8)%	(2,215)	(2.9)%	(1,267)	(0.3)%	(245)
Tax benefit resulting from actual investment from prior year’s undistributed earnings	(0.1)%	(303)	—	—	—	—
Increase in tax credits	(5.6)%	(15,556)	(22.2)%	(9,864)	(11.2)%	(8,627)
Effect of change of unrecognized deductible temporary differences and tax losses carryforwards	1.7%	4,706	9.3%	4,127	5.5%	4,237
Net of non-taxable income and non-deductible expense	(5.0)%	(13,728)	(16.0)%	(7,090)	(19.3)%	(14,910)
Changes in unrecognized tax benefits	1.1%	3,003	(3.1)%	(1,380)	(4.0)%	(3,127)
Foreign tax rate differential	0.5%	1,370	1.7%	752	2.8%	2,177
Variance from audits, amendments and examinations of prior years’ income tax filings	(0.1)%	(205)	(3.0)%	(1,347)	(0.9)%	(697)
Others	(0.7)%	(1,955)	0.5%	231	(0.4)%	(312)
Income tax expense (benefit)		$41,098		$(5,028)		$(2,435)
Effective tax rate	14.9%		(11.3)%		(3.1)%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(d)	As of December 31, 2023 and 2024, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2023	2024

	(in thousands)
Deferred tax assets:
Inventory	$4,696	5,051
Tax credit carryforwards	5,005	10,367
Accrued compensated absences	941	1,028
Allowance for sales discounts	1,902	2,374
Depreciation	1,149	1,286
Others	503	1,087
	$14,196	21,193

Deferred tax liabilities:
Remeasurement of defined benefit plans	$(254)	(240)
Unrealized foreign exchange gain	(261)	(264)
Others	(5)	(60)
	$(520)	(564)

As of December 31, 2024, the Company has not provided for income taxes on undistributed earnings of approximately $1,386,030 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

(e)	Changes in deferred tax assets and liabilities were as follows:

			Recognized			Recognized
		Recognized	in other		Recognized	in other
	January 1,	in profit or	comprehensive	December	in profit or	comprehensive	December
	2023	loss	income	31, 2023	loss	income	31, 2024

	(in thousands)
Inventory	$5,335	(639)	—	4,696	355	—	5,051
Tax credit carryforwards	—	5,005	—	5,005	5,362	—	10,367
Accrued compensated absences	926	15	—	941	87	—	1,028
Allowance for sales discounts	1,465	437	—	1,902	472	—	2,374
Depreciation	641	508	—	1,149	137	—	1,286
Unrealized foreign exchange loss	(364)	103	—	(261)	(3)	—	(264)
Remeasurement of defined benefit plans	(250)	(5)	1	(254)	14	—	(240)
Others	3,353	(2,855)	—	498	529	—	1,027
Total	$11,106	2,569	1	13,676	6,953	—	20,629

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31,	December 31,
	2023	2024

	(in thousands)
Unused tax credits	$1,560	1,560
Unused operating loss carryforwards-statutory tax	215,956	202,550
Unused operating loss carryforwards-undistributed earnings tax	288,301	284,914
Others	19,468	17,422
	$525,285	506,446

As of December 31, 2024, the unused investment tax credits with its expiration year from 2025 to 2034 from US operations were $1,560 thousand.

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

As of December 31, 2024, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

		Unrecognized
	Deductible amount	deferred tax assets	Expiration year

	(in thousands)
Taiwan operations	$100,779	$20,156	2025~2029
	84,871	16,974	2030~2034
Hong Kong operations	1,825	150	Indefinitely
US operations	15,075	4,131	2025~Indefinitely
		$41,411

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2022. The income tax returns of 2023 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2024.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Note 23.  Financial Instruments

(a)	Categories of financial instruments
(i)	Financial assets

	December 31,	December 31,
	2023	2024

	(in thousands)
Financial assets measured at fair value through profit or loss (including current and noncurrent)	$23,767	25,694
Financial assets measured at fair value through other comprehensive income	1,635	28,226
Measured at amortized cost:
Cash and cash equivalents	191,749	218,148
Financial assets at amortized cost	12,511	4,286
Accounts receivable and other receivables (including related parties)	241,390	242,491
Restricted deposit (including current and noncurrent)	453,032	503,731
Refundable deposits (including current and noncurrent)	265,991	232,349
Subtotal	1,164,673	1,201,005
Total	$1,190,075	1,254,925

(ii)	Financial liabilities

	December 31,	December 31,
	2023	2024

	(in thousands)
Measured at amortized cost:
Short-term secured borrowings	$453,000	503,700
Accounts payables and other payables (including related parties)	174,769	160,940
Long-term unsecured borrowings (including current portion)	40,500	34,500
Lease liabilities (including current and noncurrent)	11,380	7,160
Guarantee deposits	56,749	1,006
Total	$736,398	707,306

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

	Contractual	Within 6	6‑12			Over 5
(in thousands)	cash flows	months	months	1‑2 years	2‑5 years	years
December 31, 2023
Non-derivative financial liabilities
Short-term secured borrowings	$453,324	453,324	—	—	—	—
Long-term unsecured borrowings (including current portion)	49,476	4,282	4,133	7,966	22,025	11,070
Lease liabilities	11,697	3,089	1,700	4,142	2,766	—
Guarantee deposits	56,749	35,922	20,265	562	—	—
	$571,246	496,617	26,098	12,670	24,791	11,070
December 31, 2024
Non-derivative financial liabilities
Short-term secured borrowings	$504,061	504,061	—	—	—	—
Long-term unsecured borrowings (including current portion)	40,745	4,079	3,944	7,591	20,527	4,604
Lease liabilities	7,449	2,788	1,062	1,621	1,978	—
Guarantee deposits	1,006	1,006	—	-	—	—
	$553,261	511,934	5,006	9,212	22,505	4,604

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Currency risk

i.    Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

(in thousands)	December 31, 2023			December 31, 2024
	Foreign	Exchange	Functional	Foreign	Exchange	Functional
	currency	rate	currency	currency	rate	currency
Financial assets
Monetary items
NTD	281,550	30.705	9,170	235,638	32.785	7,187
CNY	38,528	7.0972	5,429	38,575	7.1884	5,366
JPY	993,351	141.3674	7,027	352,275	156.1934	2,255
Financial liabilities
Monetary items
NTD	1,422,137	30.705	46,315	1,246,126	32.785	38,010
JPY	824,224	141.3674	5,830	375,040	156.1934	2,401

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD), CNY and JPY at December 31, 2023 and 2024, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $3,052 thousand and $2,560 thousand, respectively.

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

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2023 and 2024 by $101 thousand and $86 thousand, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

	December 31, 2024
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$2,140	2,140	—	—	2,140
Equity securities-unlisted company	23,554	—	—	23,554	23,554
Subtotal	25,694	2,140	—	23,554	25,694
Financial assets measured at fair value through other comprehensive income
Equity securities-listed company	27,932	3,774	24,158	—	27,932
Equity securities-unlisted company	294	—	—	294	294
Total	$53,920	5,914	24,158	23,848	53,920

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

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2024. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)  Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2023 and 2024.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2024	$21,650	507	22,157
Addition	5,628	—	5,628
Disposal	(4,630)	—	(4,630)
Capital reduction of investment	(338)	—	(338)
Recognized in other comprehensive income	—	(213)	(213)
Recognized in profit or loss	1,244	—	1,244
December 31, 2024	$23,554	294	23,848

Note 24.  Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2022, 2023 and 2024

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2022	2023	2024
Customer A and its affiliates	32.3%	28.7%	26.4%
Customer C	9.4%	11.0%	8.3%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,	December 31,
	2023	2024
Customer A and its affiliates	28.5%	29.1%
Customer C	10.3%	8.7%

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

At December 31, 2024, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

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

For the years ended December 31, 2022, 2023 and 2024

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2024. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31,	December 31,
	2023	2024

	(in thousands)
Total liabilities	$779,702	743,194
Less: cash and cash equivalents	191,749	218,148
	$587,953	525,046
Equity attributable to owners of Himax Technologies, Inc.	$856,768	890,061

Note 26.  Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Viewsil Microelectronics (Kunshan) Limited (Viewsil)(1)	Associates
Viewsil Technology Limited (VST)(1)	Associates
Ganzin Technology Corp.	Associates
Prilit Optronics, Inc.(2)	Associates
Iris Optronics Co., Ltd.	Associates
Guangzhou Pixtalks Information Technology Co., Ltd.	Associates
Cheng Mei Materials Technology Corporation (CMMT)(3)	Other related parties
Ningbo Cheng Mei Materials Technology Co., Ltd.(3)	Other related parties

Note 1: Equity method investee of the Company, becoming as a subsidiary of the Company from December 30, 2023. VST is the subsidiary of Viewsil.

Note 2: It became equity method investee of the Company in October 2022.

Note 3: CMMT resigned as a legal director and then lost significant influence on CM Visual Technology Corp. from June 25, 2024.

(b)	Significant transactions with related parties
(i)	Sales and accounts receivable

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Sales of goods
Associates	$—	8	54
Other related parties	215	111	11
	$215	119	65

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

	December 31,
	2023	2024

	(in thousands)
Accounts receivable
Other related parties	$14	31

(ii)	Purchase and accounts payable

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Purchase of raw materials
CMMT	$1,079	1,258	—

	December 31,
	2023	2024

	(in thousands)
Accounts payable
CMMT	$911	—

(iii)

The Company made an interest-free loan of $1,200 thousand as of December 31, 2022 to VST for its short-term funding needs. The loan is repayable on demand. The Company may consider providing further future loans to VST.

(iv)	Others

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Revenue from miscellaneous service
Associates	$181	78	92
Other related parties	9	—	—
	$190	78	92

Technical service fee
Viewsil	$1,050	1,140	—

Miscellaneous fee
CMMT	$496	458	—
Associates	—	—	11
	$496	458	11

	December 31,
	2023	2024

	(in thousands)
Other receivable
Associates	$12	13
Other related parties	54	—
	$66	13

Other payable
Other related parties	$110	—

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(c)	Compensation of key management personnel

For the years ended December 31, 2022, 2023 and 2024, the aggregate cash compensation that the Company paid to the independent directors was $150 thousand, $150 thousand and $150 thousand, respectively. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Short-term employee benefits	$1,721	1,790	1,781
Post-employment benefits	11	10	10
Share-based compensation	363	202	227
	$2,095	2,002	2,018

Note 27.  Pledged assets

		December 31,	December 31,
Pledged assets	Pledged to secure	2023	2024

		(in thousands)
Restricted cash and time deposit (1)	Short-term secured borrowings	$453,000	503,700
Restricted time deposits (1)	For customs duties	32	31
Land (2)	Long-term unsecured borrowings	27,500	27,500
Building and improvements (2)	Long-term unsecured borrowings	35,852	32,464
		$516,384	563,695

Note (1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note (2): Guarantee and collateral for long-term unsecured borrowings.

Note 28.  Commitments and Contingencies

(a)	As of December 31, 2023 and 2024, the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $7,564 thousand and $15,845 thousand, respectively. As of December 31, 2023 and 2024, the remaining commitments were $3,747 thousand and $12,519 thousand, respectively.
(b)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.
(c)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(d)	The Company has entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. The Company’s purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2030. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $1,415 million and $1,258 million as of December 31, 2023 and 2024 respectively. Of obligations under above purchase orders and agreements, at December 31, 2024, $474 million is expected to be paid in the next 12 months. The refundable deposits of the long term contract for purchase agreements with suppliers amounts approximate $265 million and $231 million as of December 31, 2023 and 2024, respectively.
(e)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2024, management is not aware of any pending litigation against the Company.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

	Year Ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$751,326	155,476	906,802
Segment operating income (loss)	$92,699	(24,478)	68,221
Non operating income, net			9,114
Consolidated profit before income taxes			$77,335
Significant noncash items:
Share-based compensation	$697	550	1,247
Depreciation and amortization	$11,115	11,239	22,354

The following tables summarize information pertaining to the segment revenues from customers in different geographic region (based on customer’s headquarter location):

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$828,754	96,675	925,429
Taiwan	149,037	26,507	175,544
Korea	15,601	3,510	19,111
Japan	48,921	14,488	63,409
America	111	9,250	9,361
Others	514	7,971	8,485
	$1,042,938	158,401	1,201,339

	For the year ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$632,363	88,395	720,758
Taiwan	119,289	22,494	141,783
Korea	22,584	4,813	27,397
Japan	27,763	9,034	36,797
America	2,841	11,309	14,150
Mexico	—	627	627
Others	—	3,916	3,916
	$804,840	140,588	945,428

	For the year ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$567,137	98,421	665,558
Taiwan	116,145	22,183	138,328
Korea	51,672	10,015	61,687
Japan	16,372	8,203	24,575
America	—	12,545	12,545
Mexico	—	2,807	2,807
Others	—	1,302	1,302
	$751,326	155,476	906,802

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2022
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$263,992	—	263,992
Display drivers for small and medium-sized applications	778,946	—	778,946
Non-driver products	—	158,401	158,401
	$1,042,938	158,401	1,201,339

	For the year ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$175,666	—	175,666
Display drivers for small and medium-sized applications	629,174	—	629,174
Non-driver products	—	140,588	140,588
	$804,840	140,588	945,428

	For the year ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$125,936	—	125,936
Display drivers for small and medium-sized applications	625,390	—	625,390
Non-driver products	—	155,476	155,476
	$751,326	155,476	906,802

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31,	December 31,
	2023	2024

	(in thousands)
Taiwan	$126,993	117,784
U.S.	1,396	1,433
China	1,442	1,688
Korea	239	286
Japan	39	89
	$130,109	121,280

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Driver IC segment:
Customer A and its affiliates	$347,794	234,581	207,725
Customer C	112,231	102,719	73,696
	$460,025	337,300	281,421
Non-driver products segment:
Customer A and its affiliates	$40,400	36,770	31,276
Customer C	1,165	1,120	1,868
	$41,565	37,890	33,144

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31,	December 31,
	2023	2024

	(in thousands)
Customer A and its affiliates	$67,135	69,006
Customer C	24,303	20,521
	$91,438	89,527

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31,	December 31,
	2023	2024

	(in thousands)
Contract liabilities-current	$17,751	10,622

Revenue recognized in the current reporting period amounted to $10,034 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2024, the Company did not recognize an asset in relation to costs to fulfill a service contract.

Note 30.  The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Recognized in cost of revenues	$5,586	4,680	7,174
Recognized in operating expenses	14,378	15,248	14,847
	$19,964	19,928	22,021

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

(b)	Amortization of intangible assets

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Recognized in cost of revenues	$93	72	57
Recognized in operating expenses	1,285	322	276
	$1,378	394	333

(c)	Employee benefits expense

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Salary	$142,564	125,813	115,626
Labor and health insurance	7,421	7,548	7,472
Pension	6,527	6,588	6,753
Others	6,431	6,545	6,674
	$162,943	146,494	136,525

Employee benefits expense summarized by function
Recognized in cost of revenues	$6,273	4,515	4,898
Recognized in operating expenses	156,670	141,979	131,627
	$162,943	146,494	136,525

Note 31.  Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Statements of Financial Position

	December 31,	December 31,
	2023	2024

	(in thousands)
Cash	$3,639	11,632
Financial asset at amortized cost	5,419	—
Other current assets	581	2,969
Financial asset at fair value through profit or loss	19,095	20,768
Investments in subsidiaries and affiliates	1,530,298	1,630,045
Total assets	$1,559,032	1,665,414

Current liabilities	$524	445
Current portion of long-term unsecured borrowings	6,000	6,000
Short-term secured borrowings	453,000	503,700
Debt borrowing from a subsidiary	208,240	236,708
Long-term unsecured borrowings	34,500	28,500
Total equity	856,768	890,061
Total liabilities and equity	$1,559,032	1,665,414

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Himax Technologies, Inc. had no guarantees as of December 31, 2023 and 2024.

Condensed Statements of Profit or Loss

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Revenues	$—	—	—
Costs and expenses	486	547	618
Operating loss	(486)	(547)	(618)
Interest income	166	268	543
Changes in fair value of financial assets at fair value through profit or loss	1,021	1,639	1,238
Foreign currency exchange losses, net	(487)	(102)	(166)
Finance costs	(4,944)	(12,371)	(11,201)
Loss on re-measurement of the pre-existing relationships in a business combination	—	(1,932)	—
Share of profits of subsidiaries and affiliates	241,712	63,661	89,959
Profit before income taxes	236,982	50,616	79,755
Income tax expense	—	—	—
Profit for the year	$236,982	50,616	79,755

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2022	2023	2024

	(in thousands)
Profit for the year	$236,982	50,616	79,755
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	658	8	—
Unrealized gain on financial assets at fair value through other comprehensive income	142	152	9,427
Income tax related to items that will not be reclassified subsequently	(107)	1	—
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences	(245)	(123)	(626)
Other comprehensive income for the year, net of tax	448	38	8,801
Total comprehensive income for the year	$237,430	50,654	88,556

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2022, 2023 and 2024

Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024

	(in thousands)
Cash flows from operating activities:
Profit for the year	$236,982	50,616	79,755
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	(1,021)	(1,639)	(1,238)
Interest income	(166)	(268)	(543)
Finance costs	4,944	12,371	11,201
Share of profits of subsidiaries and affiliates	(241,712)	(63,661)	(89,959)
Loss on re-measurement of the pre-existing relationships in a business combination	—	1,932	—
Unrealized foreign currency exchange losses	493	96	—
	(480)	(553)	(784)
Changes in:
Other current assets	(19)	(1)	(200)
Other current liabilities	(689)	96	55
Cash generated from operating activities	(1,188)	(458)	(929)
Interest received	172	218	329
Interest paid	(2,561)	(5,891)	(3,783)
Net cash used in operating activities	(3,577)	(6,131)	(4,383)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(163)	(185)	(62)
Proceeds from disposals of financial asset at amortized cost	—	—	5,481
Acquisitions of financial assets at fair value through profit or loss	—	(4,166)	(5,064)
Acquisitions of financial assets at fair value through other comprehensive income	—	—	(1,000)
Acquisitions of equity method investments	—	—	(1,236)
Net cash used in investing activities	(163)	(4,351)	(1,881)
Cash flows from financing activities:
Purchase of treasury stock	—	—	(832)
Prepayments for purchase of treasury stock	—	—	(2,168)
Payments of cash dividends	(217,873)	(83,720)	(50,670)
Payments of dividend equivalents	—	(148)	(233)
Repayments of long-term unsecured borrowings	(6,000)	(6,000)	(6,000)
Proceeds from short-term secured borrowings	1,212,700	1,383,300	1,780,300
Repayments of short-term secured borrowings	(994,800)	(1,299,600)	(1,729,600)
Proceeds from issue of RSUs from subsidiaries	1,187	2,343	2,460
Proceeds from debt from a subsidiary	197,955	182,230	203,230
Repayments of debt from a subsidiary	(187,455)	(167,230)	(182,230)
Net cash provided by financing activities	5,714	11,175	14,257
Net increase in cash	1,974	693	7,993
Cash at beginning of year	972	2,946	3,639
Cash at end of year	$2,946	3,639	11,632