Form 20-F
period 2025-12-31
Himax Technologies, Inc.
filed 2026-03-27
CIK 1342338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 348,851,828 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to NT dollars in this annual report were made at a rate of $1.00 to NT$31.37, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2025. No representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On March 20, 2026, the noon buying rate was $1.00 to NT$31.91.

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

In 2024 and 2025, 82.9% and 80.0% of our revenues, respectively, were attributable to display drivers that were incorporated into TFT-LCD and OLED panels. We expect to continue to substantially depend on sales to the TFT-LCD and OLED panel industry for the foreseeable future. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels generally decline with time as a result of, among other factors, drop in demand for end products that incorporate TFT LCD and OLED panels, new capacity ramp-up or factory utilization improvement, technological advancements and cost reduction with the exception of the new high end and high-resolution products.

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

We offer TCON for TV, notebook, monitor, automotive display and OLED panels. For LCoS technology, it can be applied across industrial, consumer, gaming, sports, pico-projectors, AR/VR smart glasses, automotive head-up displays (HUDs), and other applications. For CMOS image sensor business, in addition to the current shipment for human vision applications, including notebook, multimedia and smart home cameras, we also extend the sensor business in machine vision application for the broad AI market. Our always-on CMOS image sensor is designed with proprietary architecture, readout circuitry, and pixel design, with corresponding algorithms tightly integrated to enable always-on functionality at extremely low power consumption. This allows support for a wide range of features, such as people/occupancy detection, eyeball tracking, and more. For the 3D sensing business, we provide comprehensive solutions including Structured Light and Time-of-Flight (ToF) 3D module solutions, as well as 3D decoder IC. These solutions target markets such as e-payment, access control, biomedical inspection devices, glasses-free 3D displays, eye tracking, and hand-gesture control applications. Himax’s WiseEye ultralow power AI sensing business model is flexible, where we can provide total solutions, discrete key components, or modules to meet diverse application needs. Our WiseEye AI solution was adopted by Dell in 2022 and expanded to other leading notebook vendors, with some projects slated for production in 2027. In addition to notebook, WiseEye is also driving expanding adoption across a wide range of applications, including surveillance systems, access control devices, smart home solutions, and, more recently, AI and AR glasses. To further expand WiseEye’s market reach, Himax offers ultralow power, compact WiseEye Modules designed to make AI simple and accessible, helping developers accelerate innovation and scale their products from prototype to commercial deployment. In June 2024, Himax, in partnership with FOCI Fiber Optic Communications, Inc. (FOCI), a world leader in silicon photonics connector, unveiled an industry-leading co-packaged optics (CPO) technology, leveraging Himax state-of-the-art WLO technology. This innovation integrates silicon photonic chips and optical connectors within multi-chip module (MCM), replacing traditional metal wire transmission with high-speed optical communication. The technology significantly enhances bandwidth, boosts data transmission rates, reduces signal loss and latency, lowers power consumption, and significantly minimizes the size and cost of MCM. Himax continues to make solid progress in collaboration with our strategic partner, FOCI. In addition, we are actively advancing multiple future generations of high-speed optical transmission technologies and advanced CPO architectures in collaboration with the leading global customer and partner to meet the explosive bandwidth demands of HPC and AI applications.

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

In 2025, Customer A and its affiliates accounted for 24.0% of our revenues. Our two largest customers together accounted for over 33% of our revenues in 2025. See “Item 5.A. Operating Results—Description of Certain Statements of Profit or Loss Line Items—Revenues” for our revenues description. Our results of operations and financial condition would be significantly linked to the success and purchase policy of any such customer. As of December 31, 2025, our accounts receivable from Customer A and its affiliates were $57.8 million, which represented approximately 28.8% of our accounts receivable, net. The concentration of our accounts receivable exposes us to increased credit risk. Moreover, we have at times agreed to extend the payment terms for certain of our customers. As a result, any loss of or a sharp reduction in any such customer’s sales, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers could adversely affect our cash flow, liquidity and operating results.

Our customers may experience a decline in profitability or may not be profitable at all, which could adversely affect our results of operations and financial condition.

Panel Manufacturers, including our customers, experience significant pressure on prices and profit margins, due largely to growing industry capacity and fluctuations in demand for TFT-LCD and OLED panels. Some panel manufacturers have greater access to capital or greater production, research and development, intellectual property, marketing or other resources than our customers, who may not be able to compete and sustain their market positions. Furthermore, our customers’ business performance may fluctuate significantly due to a number of factors, many of which are beyond their control, including and not limited to: (1) changes in consumer demand and deteriorating general economic conditions, such as geopolitical tensions and increasing tariffs; (2) the cyclical nature of the TFT-LCD and OLED industry in average selling price fluctuations, as well as its downstream industries; (3) the speed at which Panel Manufacturers expand production capacity; (4) brand companies’ continued needs for original equipment manufacturing services provided by Panel Manufacturers; (5) access to raw materials, components, equipment and utilities on a timely and economical basis; (6) technological changes; (7) the rescheduling and cancellation of large orders; (8) access to funding on satisfactory terms; and (9) fluctuations in the currencies of TFT-LCD and OLED panels exporting countries against the U.S. dollar.

We depend on sales of display drivers used in TFT-LCD and OLED panels, and the limited potential for further growth in both the market size of display drivers and the market share of our display drivers or the absence of continued market acceptance of our display drivers could limit our growth in revenues or harm our business.

In 2024 and 2025, 82.9% and 80.0% of our revenues, respectively, were from the sale of display drivers used for large, small and medium-sized applications, and we expect to continue to derive a substantial portion of our revenues from these or related products. As the display driver industry is relatively mature, there may be limited potential for the overall display drivers market to grow and for us to further grow our market share and revenues.

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

As OLED offers brighter color, near-perfect-black, less power consumption and is thinner and lighter than TFT-LCD, it gradually penetrates the mid to high-end TFT-LCD market. The marketplace is increasing the adoption of the OLED display for smartphone and other electronics areas, including notebook, tablet, TV, monitor and automotive. We continue to gear up for the OLED driver IC development in partnership with major Chinese, Japan and Korean panel makers. Himax’s OLED offerings include driver ICs, TCON and touch controller ICs. For tablet, we are seeing adoptions on the rise for premium models that adopt advanced OLED display, of which Himax offers both DDIC and TCON and has commenced production to certain leading brands. For automotive OLED display, we continue to win project awards for our OLED driver IC, TCON, and touch controller IC with both conventional and EV/NEV customers. Specifically, Himax’s advanced OLED on-cell touch controllers are setting new industry standards with an impressive touch signal-to-noise ratio of over 45 dB, ensuring reliable performance even under challenging conditions such as glove-wearing or wet-finger operations. The OLED on-cell touch controller for automotive applications entered production in 2024 and adoption is expanding across the board. Meanwhile, our OLED display drivers for smartphones began ramping up at the end of 2025 and progress has also been made in OLED for notebook applications. The growth momentum in OLED solution is promising, however, we could not assure you of the success of our OLED driver IC as we are unable to penetrate into the mass volume existing Japan, Korean and China supplier chain and/or find new OLED panel manufactures to design-wins our solutions into. OLED process maturity for the new manufactures and the possible specification change due to the immaturity of the OLED will also be a hurdle to our OLED driver share gain and success.

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

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components and other materials include, but are not limited to, color filters, backlight modules, polarizers, printed circuit boards and glass substrates. In the past, companies that use our products in their production have experienced delays in the availability of key components from other suppliers. In addition, component manufacturers may not be able to increase or maintain their component supply because of labor shortage and may shut down certain of their capacity from time to time because of weak demand, which may increase the instability of timely delivery and the risk of shortage of components. Such shortages of components and other materials critical to the design and manufacture of our customers’ products may cause a slowdown in demand for our products, resulting in a decrease in our sales and adversely affecting our results of operations. In addition, as a result of uncertain demand conditions, our customers may hesitate to build inventory on hand and tend to release orders on short notice.

We rely on the services of our key personnel, and if we are unable to retain our current key personnel and hire additional personnel, our ability to design, develop and successfully market our products could be harmed.

We rely upon the continued service and performance of a relatively small number of key personnel, including Jordan Wu, our president and chief executive officer, and Dr. Biing-Seng Wu, our chairman, and certain engineering, technical and senior management personnel, in particular, who are critical to our corporate management, business operation strategy, operation execution, future technological and product innovations. Competition for these personnel is intense in the semiconductor industry in Taiwan. Moreover, our future success depends on the expansion of our senior management team and the retention of key employees. Any of our key employees could leave our company with little or no prior notice in applicable jurisdictions and could then work with a competitor. In addition, we do not have “key person” life insurance policies covering any of our employees. The loss of any key personnel or our inability to attract or retain qualified personnel, whether engineers or others, could delay the development and introduction of new products and would have a material adverse effect on our ability to sell our products and may impact our overall business and growth. We may also incur increased operating expenses and be required to divert the attention of other senior executives away from their original duties to recruiting replacements for key personnel. We also rely on our employees to carry out our operating objectives. Although we have implemented internal code of conduct to guide the actions of our employees, we do not have control over the actions of our employees, and any misbehavior of our employees could adversely affect our reputation and business.

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

As of February 28, 2026, Jordan Wu and Dr. Biing-Seng Wu (who are brothers) beneficially owned approximately 2.2% and 22.0% of our ordinary shares, respectively. For information relating to the beneficial ownership of our ordinary shares, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” These shareholders, acting together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders.

Assertions against us by third parties, including for infringement of their intellectual property rights could result in significant costs and cause our operating results to suffer.

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

The outcome of a dispute or a lawsuit in regard of the allegedly infringing intellectual property either against defendant party or the non-party its involvement cannot be full foreseen with certainty and the ultimate amount cannot be ascertained until the relevant cases are closed. Those may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have to undertake the contractual obligations, product liabilities and tort liabilities in applicable law jurisdictions, and we have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

We may from time to time become subject to various litigation, legal or contractual disputes, investigations or administrative proceedings arising in the ordinary course of our business, including but not limited to various disputes with or claims from our suppliers, customers, contractors, business partners and other third parties that we engage for our business operations. Such proceedings may divert our management’s attention and consume their time and our other resources, and may have a material adverse effect on our business operations and financial results.

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

Our computer systems and networks are vulnerable to damage or interruption from earthquakes, fires, power loss, telecommunications failures, cyber-attacks, computer viruses or other malicious attempts. The reliability and safety of our information technology infrastructure / software, and the ability to continually expand and update technologies / software in response to dynamic changing needs and cybersecurity threats, are critical to our business. In recent years, there are increasing and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance and human / technological errors. Additionally, increasing use of AI by our employees and in our internal systems may create new attack surfaces or methods for malicious actors, and may increase the risk of unintended or inadvertent transmission of our proprietary or confidential information. All of the above could result in the loss of our intellectual property, the leak of commercially sensitive information, and the misappropriation of confidential information of our employees, customers and suppliers, and therefore could cause the interruption of our business. Failures to protect the privacy of employees, customers or suppliers’ confidential data against breaches of network security could result in the loss of existing or potential customers, other financial loss, and damage to our reputation. In addition, the operational cost and consequences against breaches and remedial measures could be significant. While we seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we still cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. As of February 28, 2026, we are not aware of any material cyberattacks or incidents that had or would be expected to have a materially adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto.

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

Increased competition in the semiconductor industry may result in pricing pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. We continually face intense competition from fabless display driver companies and integrated device manufacturers. Also in recent years, policies adopted by Chinese mainland panel manufacturers to actively introduce domestic IC suppliers have posed significant challenges to our business and may continue to intensify competition in the markets in which we operate. In addition, some of our competitors have substantially greater financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors are affiliated with, or are subsidiaries of, our panel manufacturer customers. These relationships may also give our competitors significant advantages such as early access to product roadmaps and design-in priorities, which would allow them to respond more quickly to changing customer demands and achieve more design-wins than we can. We cannot assure you that we will be able to increase or maintain our revenues and market share or compete successfully against our competitors in the semiconductor industry.

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

We have been increasingly selling our products to customers in the PRC. In 2024 and 2025, approximately 73.4% and 73.8% of our revenues, respectively, were from customers headquartered in the PRC. We expect to continue to increase our sales to customers in the PRC in the future. With regional customer concentration, we are particularly subject to economic and political events and other developments that affect our customers in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. Further, if new, US sanctions are imposed on China and any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our customers or suppliers in China. We cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our customers in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on the businesses and operations of our customers in the PRC and consequently have a material adverse effect on our business and operations.

Changes in U.S. and international trade policies, including the possibility that new tariffs could be imposed by the U.S. or other countries on Taiwanese company products, may adversely impact our business and operating results. In addition, geopolitical tensions and concerns over supply chain resilience may accelerate efforts by our customers and other industry participants to diversify semiconductor supply chains away from regions with high geopolitical risk. Such shifts in semiconductor supply chain structures could lead to changes in customer sourcing strategies, regulatory requirements or competitive dynamics, which could adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses and affect our results of operations.

Our functional and reporting currency is U.S. dollars. In 2025, more than 98% of our revenues and cost of revenues were denominated in U.S. dollars. However, we have foreign currency exposure and are primarily affected by fluctuations in exchange rates between the U.S. dollar and the NT dollar. This is because a majority portion of our employees and facilities are based in Taiwan and operating expenses are denominated in NT dollars and we maintain a portion of our cash in NT dollars for Taiwan working capital purposes. For example, in December 2025, approximately 63% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder in U.S. dollars. As a result, any significant fluctuations to our disadvantage in exchange rate of U.S. dollars against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our operating expenses as expressed in U.S. dollar and adversely affect our operating profit.

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

The market price for our ADSs is volatile and has ranged from a low of $5.66 to a high of $13.91 on the NASDAQ Global Select Market in 2025.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2026, we had 348,851,828 outstanding shares and a significant number of our shares were beneficially owned by certain major shareholders such as our directors and executive officers. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” If we, our executive officers, or directors or our shareholders sell ADSs or shares, the market price for our shares or ADSs could decline.

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

Our principal executive offices are located at No. 26, Zilian Road, Xinshi District, Tainan City 744092, Taiwan, Republic of China. Our telephone number at this address is +886-6-505-0880. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +1-345-945-3901. In addition, we have offices in Hsinchu and Taipei, Taiwan; Foshan, Fuqing, Ningbo, Beijing, Shanghai, Shenzhen, Suzhou, Wuhan, Hefei, Chengdu, Fuzhou, Nanjing, Chongqing, Xi’an and Xiamen, China; Asan-si and Bundang-gu, South Korea and Irvine and San Jose, California, Minneapolis, Minnesota and Detroit, Michigan, USA.

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

4.B. Business Overview

We are a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. Our display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, we offer innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming TCON), Large Touch and Display Driver Integration (LTDI) and OLED technologies. Our industry-leading WiseEye Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT applications. Himax optics technologies, such as wafer level optics (WLO), LCoS microdisplays and 3D sensing solutions, are critical enablers of emerging AR/VR and other next-generation applications.

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

Our large display driver IC business achieved several milestones since 2019. For example, we successfully added 12-inch fabs into the pool of our foundry capacity for our large display driver ICs to ease the capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. On high-end TV, Himax outpaced peers to lead the mass production of customized high-speed point-to-point (P2P) transmission using embedded panel intra interface such as iSP, CHPI, USI-T, CMPI, CEDS and CSPI for 4K TVs and 8K TV. On gaming monitor, we have high frame rate and high driving driver to meet various resolutions needs and frame rates such as UHD 240Hz, QHD 360Hz, FHD 480Hz, etc. We also successfully developed low power consumption driver applied in low power monitor to satisfied Energy Star 8.0 and even Energy Star 9.0. Additionally, our P2P driver and TCON ICs with 13.3” FHD can meet Intel 1W project requirements.

For automotive TCONs, Himax has a dominant market share and offers a comprehensive product offerings featuring local dimming functionality, image enhancement, HDR, OSD, de-warping, to meet customers’ various needs of automotive displays We also provide gaming TCON for the new FHD 1000Hz, QHD 480Hz and UHD 240Hz gaming monitor and notebook. For high-end gaming -oriented applications, we have developed eDP 8.1G TCON to increase bandwidth. We are also developing eDP1.5 for notebooks.

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

Timing Controllers
●
product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to full HD, UHD and 8K4K (1,920 x 1,080 pixels, 1,920 x 1,200 pixels, 3840 x 2160 and 7680 x 4320)
●
support mini-LVDS, point-to-point high speed interface and customized output interface technologies
●
embedded overdrive function to improve response time
●
support CABC and local dimming to save power and color engine to enhance color and sharpness
●
support LVDS, eDP, MIPI and V-by-one input interface technologies
●
support dual-gate, triple-gate, GOA (gate on array) and RGBW panel designs
●
support amorphous silicon, IGZO, LTPO and LTPS panel
●
ASIC and standard OLED Timing Controller
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

The automotive display drivers can support various display resolutions to meet the customized needs of automotive display, including GIP panel and non-GIP panel, a-Si TFT panel, IGZO panel and LTPS panel. Meanwhile, the automotive display drivers can support higher output driving voltage for higher contrast ratio and faster liquid crystal response in automotive display applications. The automotive Timing Controller can support Local Dimming function for the goal of higher contrast ratio and thermal reduction in automotive display applications. We launched the world’s first TDDI design for automotive displays technology which started shipping in 2019 with meaningful mass production shipment to industrial leading automotive panel house, Tier1 and car brands starting 2021. Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as TDDI, local dimming TCON, LTDI and OLED. Our automotive TDDI is already broadly adopted across the board and continue to expand, with a market share well over half. To date, Himax also has cumulatively shipped well over 100 million units of automotive TDDI, underscoring the strong market adoption of our technologies. With hundreds design-in projects secured and a continuous influx of new pipeline and design-wins across the board, Himax expects to sustain this decent growth in the years ahead. Regarding LTDI, a technology particularly suited for smart cockpits featuring large-size displays, panoramic views, free-form and curved designs, as well as in-cell touch functionality, we began mass production in the third quarter of 2023. Since then, we have received a growing number of customer inquiries, positioning LTDI to begin making meaningful sales contributions starting in 2026 and continue expanding thereafter. Our unwavering commitment to technological innovation sets us apart from our competitors, positioning us as leaders in the development of next-generation automotive display solutions. For TCON ICs for automotives, we also have embedded local dimming feature, image enhancement function, and HDR function for TFT-LCD panel to enhance contrast and picture quality performance of automotive display Additionally, several key panel makers have sought cooperation with Himax to develop OLED solutions for automotive applications. We provide ASIC OLED driver and TCON solutions that entered mass production a few years since 2021, and now we also provide standard ICs ready for broader deployment. In parallel, we are collaborating with major panel makers on new custom ASIC developments to address diverse customer requirements. Specifically, our meticulously engineered OLED on-cell touch controllers set a new standard, boasting an industry-leading touch signal-to-noise ratio of over 45 dB, greatly enhancing sensitivity that allows automotive displays to maintain proper functionality under challenging conditions, such as glove-wearing and wet finger operations. OLED touch controller IC for automotive has entered production in the third quarter of 2024 and is positioned for solid growth, supported by an increasing number of design-ins already secured globally.

The following table summarizes the features of our products used in automotive display applications:

Product	Features
TFT-LCD Source Drivers
●
642 to 1,920 output channels
●
6-bit (262K colors), 8-bit (16.7 million colors)
●
support RSDS, mini-LVDS, Point-to-Point interfaces
●
output driving voltage ranging up to 15V
●
support COG and COF package type

TFT-LCD Gate Drivers	● 100 to 1,600 output channels ● output driving voltage ranging up to 40V ● support COG and COF package type

Product	Features
TFT-LCD Integrated Drivers
●
highly integrated chip embedded with source driver, timing controller and power circuit
●
support RGB, Multiple Drop LVDS / Point-to-Point LVDS input interfaces
●
support Single Gate, Dual Gate, Triple Gate, Quad Gate panel structure
●
support 2MUX, 3MUX, 4MUX, 6MUX LTPS panel structure
●
support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●
support resolution up to 7680 RGBx810 with cascaded chips
●
source driver output driving voltage ranging up to ±6.7V
●
support Fail Detect Function, including CRC Function
●
support Local Dimming Function
●
support Telltale OSD function
●
support internal thermal sensor
●
support HUD transparency detect function
●
passed AEC-Q100 Grade 2
●
support COG and COF package type

Timing Controllers
●
support LVDS, eDP 1.2 input interface
●
support mini-LVDS, Point-to-Point output interfaces
●
support Single Gate, Dual Gate, Triple Gate panel structure
●
support 2MUX, 3MUX, 4MUX, 6MUX LTPS panel structure
●
support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP) and non-GIP panel
●
support various resolutions up to 4K2K(ICD) or 8K1K(CID)
●
support Local Dimming Function
●
support Dual Cell Panel Structure Function
●
support Fail Detect Function, including CRC Function
●
support Over Driver & De-mura function
●
support Telltale OSD function
●
support Image Enhancement function
●
support HDR function
●
support HUD transparency detect function
●
support HUD De-warping function
●
passed AEC-Q100 Grade 2

TFT-LCD TDDI
●
highly integrated chip embedded with source driver, timing controller, touch controller and power circuit
●
support Multiple Drop LVDS / Point-to-Point LVDS input interfaces
●
support Single Gate, Dual Gate, Triple Gate, Quad Gate a-TFT panel structure
●
support 2MUX, 3MUX, 4MUX and 6MUX LTPS panel structure
●
support TP 2MUX panel structure
●
support GIP panel (a-TFT GIP or LTPS GIP or IGZO GIP)) and non-GIP panel
●
support resolution up to 7680RBx900 with 4 chips cascaded
●
source driver output driving voltage ranging up to ±6.6V
●
support Fail Detect Function, including CRC Function
●
support Telltale OSD function
●
support Color Engine function
●
support Local Dimming function
●
support internal thermal sensor
●
passed AEC-Q100 Grade 2
●
support COG package type

Product	Features
TFT-LCD LTDI
●
Large-sized Touch and Display Integration solution
●
support point-to-point iSP input interface
●
support resolution up to 12K1K with multi-chip cascaded
●
passed AEC-Q100 Grade 2
●
support COF and COG package types

OLED Drivers
●
High-voltage process
●
High channel and high speed interface
●
Embedded P-gamma OP
●
IGZO/OLED Solution
●
Low power solution
●
Support up to 4K2K/8K4K resolution
●
Standard IC or Customized ASICs
●
passed AEC-Q100 Grade 2

OLED TCONs	● support high resolution up to 7.6Kx1K at 120Hz w/ VRR ● support eDP v1.4 1/2/4Lane 8.1Gbps, w/ DSC1.2a ● support 2-chip cascade ● passed AEC-Q100 Grade 2

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

A major development we are seeing in the marketplace is increased utilization of the OLED display for smartphone, smart watch, automotive and tablet. We are collaborating closely with leading panel makers across China, Japan and Korea for OLED product development in smartphone, tablet, automotive and others. In the first quarter of 2022, Himax’s flexible OLED driver and TCON for automotive display successfully ramped up for a customer’s flagship EV model, while in the second quarter of 2022, the Company commenced production of OLED TCON and Driver IC chipsets for tablet applications for a leading OEM for their flagship models. Concurrently, the number of awarded OLED projects for automotive and tablets with leading global vendors continues to expand, strengthening our future business prospects. Himax remains committed to R&D investment to expand and upgrade its TCON portfolio and OLED solutions for tablet PC applications.

On the other hand, the application of in-cell TDDI started to extend from mainstream smartphone to larger displays in 2018. Himax started to offer various TDDI solutions for tablet, smart speakers, and even some infotainment displays in automobiles. The first tablet TDDI with WXGA resolution went into mass production in 2018 and also extended to leading smart speaker applications as well. In 2019, Himax announced a series of new driver and TDDIs for tablet application. The COF packaged driver IC solution enabled one leading tablet OEM to successfully launch a WQXGA resolution tablet with super slim bezel. We also added another new feature to our TDDI that can support up to WUXGA and WQXGA resolution which has gained several design-wins from tablet OEMs across Korea and China in 2019. We also launched the first TDDI supporting active stylus function in tablets which commenced mass production and contributed to our tablet application business in early 2020. With the demand increase for bigger size display, higher resolution, and precise touch accuracy and stylus performance, Himax kept developing new tablet TDDIs to broaden the company’s product lineup to maintain our leading market position. We started mass production for the world’s first 12.4” WQXGA super high-resolution in-cell tablet with a leading end customer in 2021 and expanded collaborations with more brands into more models moving forward.

Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain that represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus. Our active stylus in-cell technology was adopted in many tablet products. In 2020, tablet demand picked up significantly, fueled mainly by remote work and online learning demand due to the pandemic. TDDI for tablet application continues to broaden its market.

The following table summarizes the features of our products for smartphone and tablet applications:

Product	Features
TFT-LCD TDDI for smartphone and tablet
●
In-cell TDDI (Touch and Display Driver Integration) as a highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory, touch sensor ADCs and microcontroller
●
Mainstream smartphone single chip for HD+ (720RGB x Y pixels) or FHD+ (1080RGB x Y pixels)
●
Mainstream tablet PC resolutions for WXGA (800RGB x Y) with single chip or WUXGA (1200RGB x Y), WQXGA (1600RGB x Y) with 2-chip cascaded
●
Conventional 60Hz and up to 144Hz new high frame rate solutions
●
Support MIPI interface and VESA DSC
●
Support up to 16 million colors
●
Support active stylus for tablet PC
●
COG and COF solutions for super slim bottom border

TFT-LCD Tablet Display Drivers
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
●
COG and COF solutions for super slim bezel

OLED Solutions
●
Smartphone single chip with sub-pixel rendering, Demura-IPs for FHD+ resolution with up to 144Hz high frame rate
●
Support MIPI interface and VESA DSC with 1 billion colors (10bit grayscale)
●
TCON and Source driver IC for tablet with high resolution of 3.2Kx2K 144Hz with VRR
●
customized ASICs

Electronic Paper Display Applications

We offer display driver for the Electronic Paper Display (EPD) applications, Electronic Shelf Label (ESL) and Signage Display. The Electronic Paper Display (EPD) drivers can support various display resolutions to meet the customized needs of applications. Building on this foundation, we are expanding our capabilities to include a broader range of applications, including eNOTE for seamless digital note-taking, eMNT for enhanced learning and collaboration tools, and large- size Signage for public and commercial displays. We continue to work closely with leading global e-paper customers on next-generation product specifications, jointly expand the electronic reading and electronic shelf label markets.

The following table summarizes the features of our Electronic Paper Display (EPD) solutions:

Product	Features
Electronic Paper Display (EPD) Source Drivers
●
Features 320 to 1296 output channels
●
output driving voltage ranging from 15 up to 55v
●
input logic voltage ranging from standard 3.3V to low power 1.8V
●
low power consumption and low EMI
●
support TTL, mini-LVDS cascade modulated driver interface, or MIPI high-speed interface and customized interface technologies
●
support COF and COG package types

Electronic Paper Display (EPD) Gate Drivers	● 100 to 972 output channels ● output driving voltage ranging from 10 up to 70v ● input logic voltage ranging from standard 3.3V to low power 1.8V low power consumption ● support COF and COG package types

Electronic Paper Display (EPD) Timing Controller
●
Support MIPI 4 lane input interface
●
Support TTL, mini-LVDS output interface
●
Support maximum resolution 3840x2160
●
Use USB3.0/SPI/I2C control interface
●
Fast full-color image update based on 32 palette colors
●
Support LPDDR2 memory

Electronic Shelf Label (ESL) Integrated Drivers	● Highly integrated chip embedded with source driver and gate driver, timing controller and power circuit ● Source driver output driving voltage ranging up to 30V ● Support COG package types

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

Aligning with the market trend of OLED display proliferation, we embarked several years ago on developing OLED on-cell touch controller ICs for tablets, notebooks, and automotive displays. Our OLED on-cell capacitive touch controller boasts several innovations and merits. It is meticulously engineered, featuring an industry-leading touch signal-to-noise ratio exceeding 45 dB, making it the ideal solution to meet the demands of flexible OLED panels commonly required for automotive applications. It also offers improved sensitivity to challenging user conditions such as glove-wearing and wet finger operations, ensuring exceptional performance with display quality unaffected by touch-display interactions. Moreover, our touch controller not only supports multi-finger capacitive touch and is compatible with various types of OLED panel types, but it can also cascade multiple chips to support displays larger than 20 inches. OLED on-cell touch controller IC for automotive has entered production in 2024 with several new projects underway with customers. For consumer and IT applications, it boasts a 240Hz high touch report rate at 5-finger operating conditions, and its embedded micro-controller single-chip solution reduces costs for flexible products. In addition, to support the active stylus feature of tablet and notebook touchscreens, our OLED touch controller ICs integrates multiple active stylus protocols, such as USI, MPP, LPP and HPP.

Given automotive HUD applications are a rapidly emerging trend that is moving beyond simple text and symbols to deliver high-brightness, high-contrast, and AR-enhanced visuals, fueling demand for advanced TCON solutions. In 2025, Himax launched integrated TCON solution, HX8882-F series, with a comprehensive suite of features including an industry-first, full-area selectable local dewarping functionality, along with Himax’s market-leading expertise in local dimming technology and On-Screen Display (OSD) functions designed to meet automotive functional safety requirements. The multi-functional TCON is well-suited for HUD applications, combining powerful image enhancement with unmatched dewarping functionality. Further, its customizable design can accommodate automakers and Tier 1 suppliers varying HUD systems that present critical information with exceptional clarity, distortion-free visuals, thereby enhancing both user experience and road safety.

The following table summarizes the features of our touch controller products:

Product	Features
OLED Capacitive Touch Controller
●
multi-finger (up to 10 fingers) capacitive touch for on-cell OLED
●
high touch SNR > 45dB, effectively reducing display interference and offering better display quality
●
high touch report rate: 240Hz @5 fingers
●
support large size panel (>20 inches)
●
supports multi-chip cascading without extra MCU
●
integrate multiple active stylus protocols: USI, MPP, LPP and HPP
●
low power consumption
●
(automotive) support glove-wearing (> 2 mm) and wet finger operations
●
(automotive) CISPR25 Class-5 EMC qualified
●
(automotive) support temperature range from -40 °C to 105 °C

Touch Controller HX8882-F Series for Automotive HUD
●
LVDS in/out Interface
●
Support resolution up to 6K x 1K
●
Full-area selectable local de-warping
●
FHD de-warping for distortion-free HUD visuals
●
Up to 2000 local dimming zones
●
Compatible with free-form display
●
Built-in safety functions including fail detection, CRC, and OSD
●
Support OSD icon detection
●
Support for various HUD architectures (Windshield HUD,
●
Augmented Reality HUD, and Panoramic HUD)
●
AEC-Q100 compliant

ASIC service

From 2012, we successfully completed several ASIC service projects for Japan top TV, Projector and HMD makers with advanced and high-performance customized video processing chips. All of these chips are implemented with our proprietary video process platform that includes our video process display IPs and high-speed transmission IPs. The process nodes adopted for these ASICs are usually 40nm, 55nm and even 22nm processes. From 2016, we also developed the depth sensing technology that aims 3D sensing and AR/VR markets.

The following table summarizes the features of our ASIC service:

Product	Features
ASIC Service
●
Well-established ASIC development platform, based on our unique video processor and image processing technologies.
●
offer a wide variety of video interface IPs, like LVDS, HDMI, DVI, V-by-one, Display port, MIPI, MHL, etc.
●
built-in 8/32- bit microprocessor built-in video processing algorithm like super-high resolution, sun-light readable, MEMC, FRC, etc.
●
built-in 3D feature technologies like 2D-to-3D, Glasses-free 3D, 3D multi-view, 3D visual protection, etc.
●
support 4K x 2K/ 5K x 2K/ 8K x 4K display
●
Depth sensing algorithm and hardware accelerator for 3D sensing and AR/VR applications

LCoS and MEMS Products

Himax Display, our subsidiary, continues to lead in microdisplay technology with a comprehensive product portfolio that includes Color-filter LCoS, Color-sequential LCoS, Front-lit LCoS, Phase modulation LCoS, and MEMS solutions.

In 2026, Himax introduced its latest HX7319FL Color Sequential Front-lit LCoS microdisplay, marking a significant milestone for AR glasses and wearable applications. The HX7319FL integrates a 720 × 720 resolution LCoS display into an ultra-compact projector module measuring just 0.34 c.c. and weighing only 0.79 grams, enabling sleek, lightweight designs suitable for all-day wear.

The HX7319FL consolidates LED illumination and a polarization beam splitter (PBS) within the microdisplay module, simplifying optical engine design and reducing assembly complexity, which lowers manufacturing time and cost for customers. When paired with advanced waveguide optics, the HX7319FL delivers over 1,000 nits of brightness to the eye, ensuring excellent visibility even in outdoor, high ambient light conditions. Its power-efficient architecture supports prolonged usage, making it ideal for next-generation AR eyewear.

The latest generation of Front-lit LCoS achieves ultralow power consumption of just 200 mW, up to 350,000 nits of luminance, and 140% RGB color gamut coverage, producing vivid, rich colors for an immersive AR experience. The module achieves industry-leading miniaturization, measuring only 0.09 c.c. and 0.21 grams without a collimator lens, and remains compact at 0.34 c.c. and 0.79 grams with a collimator, showcasing exceptional capability in optical integration.

Himax Display continues to expand its partnership with multiple waveguide vendors around the world, providing customers with a broader range of pairing options for AR glasses designs. These advancements—including ultra-slim form factor, ultralow power consumption, exceptional brightness, and superior color performance—are critical for mass adoption of real see-through AR glasses. Backed by over a decade of proven mass production expertise, an ISO-certified liquid crystal assembly line, and more than 4 million units shipped since 2012, Himax Display remains a preferred partner for AR glasses, automotive AR HUD, LiDAR, and optical communication applications.

We provide a rich products family for customers to choose for different applications, as each product has its own most important parameters to select and Himax Display provides choices to customers. The following table shows certain details of our products:

Product	Size and Resolution
Color-Filter LCoS Microdisplays	● 0.28” (320x3x240 pixels) QVGA ● 0.29” (800x3x480 pixels) WVGA ● 0.35” (1280x3x720 pixels) HD ● Customized design

Color-Sequential LCoS Microdisplays	● 0.22” (640 x 360 pixels) nHD ● 0.37” (1366 x 768 pixels) WXGA ● 0.37” (1920 x 1080 pixels) Full HD ● Customized design

Front-Lit Color Filter LCoS	● 0.22” (640 x 3x 360 pixels) nHD ● 0.35” (1280 x3x 720 pixels) HD ● Customized design

Front-Lit Color Sequential LCoS	● Low power and high efficiency ● Display diagonal : 0.243” ● Size(W*L*H) : 9*13.9*4 mm ● Weight : 0.98 grams ● Volume: 0.5 c.c. ● Resolution: 1024x1024 ● Brightness: 400,000 nits ● Power consumption : 300 mW

Phase Modulation LCoS
●
Selective phase range based on the required response time.
●
Analog drive scheme with 120Hz refresh frame rate to reduces optical flicker and provides stable phase response over time.
●
Customized design
●
Operated in full phase modulation (0~2π) in visible range

MEMS	● 0.55” (1280 x 800 pixels) WXGA

Power ICs

Himax provides TFT-LCD television, monitor and notebooks power management solutions. The main products are Power Managements ICs (PMIC), Programmable Gamma OP ICs (PGOP) and Level Shifter ICs (LS). In recent years, PMIC/PGOP 2-in-1 PMIC have gradually become the mainstream solutions. Independent PGOP ICs have been gradually being phased out. Besides, Himax also provides power management solutions for OLED notebooks.

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
Integrated Multi-Channel Power Solutions for TFT-LCD and OLED Notebooks
●
PMIC, PGOP 2-in-1 and Level Shifter
●
2ch programmable gamma voltage inside
●
PAVDD Synchronous Boost Converter
●
NAVDD Synchronous Inverting Converter
●
VGH / VGL Synchronous SIBO Converter
●
3ch Vint OP for OLED Panel
●
built-in power MOSFET
●
step-up PWM converter
●
charge pump regulator
●
LDO regulator
●
programmable voltage detector
●
gate pulse modulator
●
Vcom operational amplifier
●
I2C programmable
●
low frame rate control for power saving solution
●
built in UVLO, UVP, OVP, SCP and OTP protection

Integrated Multi-Channel Power Solutions for TVs and Monitors
●
PMIC, PGOP 2-in-1 and Level Shifter
●
built-in power MOSFET
●
step-up PWM converter
●
step-down PWM converter
●
charge pump and buck-boost regulator
●
HV LDO regulator
●
programmable voltage detector
●
gate pulse modulator
●
Vcom operational amplifier
●
I2C programmable
●
14ch programmable gamma voltage with operational amplifier
●
Programmable gamma buffer DVR and VCOM buffer
●
10-bit Gamma DAC resolution
●
built in UVLO, UVP, OVP, SCP and OTP protection

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

Product	Features
10- channel output level shifter for GOA TFT-LCD	● Support 1 or 2 or 6 input and 4/6/8/10 clock channel output ● 2 channel STV ● 2 channel LC ● Reset and charge sharing function ● OTP/ SCP and OCP function by I2C or Resistor adjustment

Mini LED Backlight Driver

Mini LED backlight driver ICs play a critical role in controlling thousands or even tens of thousands of mini-LEDs within backlight system. Their core function is local dimming, enabling precise brightness control of individual zones to deliver high contrast, high brightness, wide color gamut, and energy saving. These driver ICs convert processor signals into current outputs to precisely regulate LED emission. They support high scanning rates, built-in MOSFETs, multi-channel operation, PWM dimming, and fault and error detection.

Product	Features
Automotive local diming mini-LED backlight driver
●
16ch direct drive driver
●
4x48ch scan drive driver with internal 50mO scan FET
●
LED cascade voltage up to 24V
●
12/16-bit PWM diming
●
7-bit Dot Correction
●
Support Serial Peripheral Interface (SPI)
●
CRC/Communication loss
●
LED open & short protection

CMOS Image Sensor Products

The CMOS image sensor products are developed by our subsidiary, Himax Imaging. The products were designed firstly for camera-equipped mobile devices, such as mobile phones, tablets and notebook computers, with a focus on low light image and video quality. Although it seems relatively challenging for us to gain significant market share in conventional RGB camera, we do think there are various interesting and different applications in imaging. Based on the technologies and IP we developed, on top of legacy products for laptop and multimedia we have been supplying, our product lines have been expanded to cover three domains: ultralow power computer vision- Always-On Sensor (“AoS”), Near Infrared (“NIR”) sensor, and big pixel BSI sensors in automotive and surveillance. In 2019, we further prioritized our focus on ultralow power computer vision- Always-On Sensor (“AoS”) as the demand for battery-powered smart device with AI intelligent sensing is rapidly growing. Together with the technologies we already developed, such as Near Infrared (“NIR”) sensor, we can provide our customers the best integrated solutions for several specific domains. In May 2024, we announced a strategic investment in Obsidian Sensors, Inc. ("Obsidian"), a San Diego-based thermal imaging sensor solution manufacturer. The investment was motivated by the potential of Obsidian’s proprietary and revolutionary high-resolution thermal sensors to establish a market position through low-cost, high-volume production capabilities. The investment positions us at the forefront of machine vision AI applications, delivering high effectiveness particularly in harsh environments and completely dark scenarios. In addition, through several strategic investments, including those in thermal imaging sensing technology, Himax has strengthened its sensor portfolio and expanded its technological capabilities. Because thermal sensing does not capture personally identifiable visual data, it helps address privacy concerns. Together, these capabilities enable Himax to deliver highly integrated solutions across multiple domains.

In specific domains, such as battery-powered surveillance cameras, doorbell cameras, and door-lock applications, customers require not just an ultralow power sensor for sensing or pre-rolling functions, but also high-resolution video for end-users after an event occurs. Himax Imaging addresses these needs by providing a 1/3” 4MP sensor with a 1:1 aspect ratio. This sensor features a 2048x2048 resolution tailored for doorbell and door-lock cameras, delivering a broad Field of View (FOV) in both horizontal and vertical directions. This capability allows users to observe a visitor's entire body, even when they stand very close to the camera. Himax Imaging can offer a variety of these 2-in-1 sensors, combining high-resolution video capabilities with low-resolution ultralow power imaging for the surveillance market.

The following table sets forth the features of our CMOS image sensor products:

Product	Features
4MP UltraSense 2 NIR Sensor
●
1/3” format color type with high sensitivity BSI pixel
●
4MP resolution with 1:1 aspect ratio with Staggered HDR function at 30 frames per second for doorbell application
●
Provide ultralow power mode to support pre-rolling function with Himax WiseEye1 AI processor
●
4-lane MIPI CSI2 outputs RAW8/10

FHD 1/7” 1080p UltraSense Color Image Sensor
●
1/7” format with high sensitivity BSI pixel
●
1080p FHD resolution at 60 frames per second
●
Support Always-on mode at 480x270 < 1mW @ 2fps and motion detection
●
Support line-based staggered HDR
●
2-lane MIPI CSI2 outputs
●
Frame-Sync control for multiple camera system

FHD 1/4” 1080p UltraSense Color Image Sensor
●
1/4” format with high sensitivity BSI pixel
●
1080p FHD resolution at 30 frames per second
●
Low power consumption
●
Provide high NIR sensitivity and 4x4 RGB-IR option
●
2-lane MIPI CSI2 and 10bit parallel DVP outputs
●
Frame-Sync control for multiple camera system

Product	Features
HD 720p UltraSense 2 Color Image Sensor	● 1/9” format with high sensitivity BSI pixel ● 720p HD resolution at 30 frames per second ● Low power consumption ● Support LED-sync for Microsoft Windows Hello ● 1-lane MIPI CSI2 outputs RAW8/10
HD 720p Ultralow Power Color Image Sensor
●
1/11” format with high sensitivity BSI pixel
●
720p HD resolution at 60 frames per second
●
Ultra slim design to meet 2.2mm narrow bezel notebook computer
●
Provide Ultralow Power mode <1mW for qqHD 3fps for human detection application
●
Provide RGB for video and W-IR version for AoS + Windows Hello
●
Support Motion Detection to save system power SPI and 1-lane MIPI CSI2 dual outputs for both detection and video

1.3MP ClearSense EDR Color Image Sensor embedded with image processor for Surveillance
●
1/4” format with ultra-high sensitivity
●
ClearSense achieves higher dynamic range in color up to 84dB with on-chip tone mapping
●
800p and 720p resolution at 30 frames per second
●
Flexi engine automatically controls dynamic range, exposure, gain, and white balance to balance color fidelity and contrast
●
Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment.
●
Anti-blooming and dark sun cancellation
●
Built-in low dropout regulator and power on reset
●
10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

1.2MP UltraSense 2 Color Image Sensor embedded with image processor for Automotive
●
1/4” format with ultra-high sensitivity
●
Ultrasense 2 BSI pixel offers higher sensitivity for low light condition
●
Operation up to 105ºC
●
960p and 720p resolution at 30 frames per second
●
Color processing pipeline including lens shading correction, defect correction, edge enhancement, color interpolation and correction, gamma control, and saturation/hue adjustment
●
Dynamic Range Optimizer offers best dynamic range of video
●
Anti-blooming and dark sun cancellation
●
Built-in low dropout regulator and power on reset
●
10-bit parallel video data port supports RAW, YUV422, and RGB565/555/444

NTSC/PAL WVGA Color Image System on embedded with image processor for Automotive and Surveillance
●
High sensitivity, low noise VGA sensor operating up to 60FPS
●
Visible and near infrared sensitivity
●
Operation up to 105ºC
●
Ultra-compact automotive package
●
Advanced defect correction with built-in temperature sensor
●
Embedded ISP with programmable automatic exposure and white balance
●
Optical alignment pixel with crop and zoom to native resolution
●
4Kb OTP for sensor initialization, module storage, and overlay setting
●
Multi-color static overlay engine

QVGA Ultralow Power CMOS Color Image System for Machine Vision and Detection
●
High sensitivity, low noise 1/11” 320x320 image area
●
Under 2.5mW at QVGA 30fps and 1mW at QQVGA 15fps
●
Embedded auto-exposure and motion detection
●
NeoPac and CSP package
●
Parallel 8bits, 4bits and 1bit data output

Product	Features
VGA Ultralow Power CMOS Color Image System for Machine Vision and Detection
●
High sensitivity, low noise 1/6” 640x480 image area
●
Operates approximately 7mA VGA 60FPS to 140µA in QVGA 2FPS mode
●
Provide high accurate motion detection
●
Pre-metered exposure provides well exposed first frame and after extended sleep (blanking) period
●
Automatic wake and sleep operation with programmable event interrupt to host processor
●
Parallel 8bits and 1-Lane MIPI CSI2 interface

Wafer Level Optics Products

Wafer level optics are optical products manufactured using semiconductor process on wafers. This innovative approach enables wafer level optics to manufacture micro/nano optics structure and high temperature resistance, making the compatible Surface-Mount Technology or SMT reflow process possible. We offer entire optical solutions for customers who need compact and easy-to-handle optical products on various applications.

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

Our WLO technology is also adapted to form microstructures such as lens array, DOE and lenticular lenses for advanced applications in digital and computational imaging fields. These technologies stand in a unique position to integral optical design, semiconductor manufacturing process, and compact packaging service, which are rarely covered by one single company. Deeply rooted in core wafer level optics technologies, we provide highly customized optical solutions and high-volume manufacturing to many Tier1 customers such as structured lighted and ToF 3D sensing on AR/VR gadgets, automotive, biomedical devices and many other AIoT applications. We also see a rise in engineering collaborations with global technology leaders who are utilizing our WLO expertise to make advanced waveguides for AR glasses.

Our WLO business hit inflection in the middle of 2017 when we began mass shipment to an anchor customer. The overall 2018 shipment increased considerably year-over-year because of the customer’s large-scale adoption in more models. In 2019, we continued the strong shipment momentum from 2018 to fulfill an anchor customer’s higher demand with a significant year-over-year increase. We continued our shipment to this anchor customer for their legacy product and continue making progress on R&D projects with customers for AR/VR gadgets, automotive, biomedical devices and others, targeting their future generation products centered around our exceptional design know-how and mass production expertise in WLO technology. One illustration is our WLO technology being deployed by one VR player to empower 3D perception sensing for precise controller-free gesture recognition. We initiated volume production starting in second quarter of 2023.

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

3D Sensing Business

3D sensing technology has a wide range of applications. We have developed a comprehensive 3D structured light sensing solution to explore business opportunities across various industries. Some applications even incorporate AI algorithms, such as facial recognition, eye tracking, and gesture tracking. By 2025, we have successfully mass-produced solutions for access control, logistics volume measurement, agricultural production, and glasses-free 3D displays, including education, healthcare, consumer electronics, and even 3D HUDs. Our structured light module, combined with facial recognition algorithms, has even passed the certification of the Bank Card Test Center in mainland China, providing secure financial transactions. To further enhance our competitiveness in the field of comprehensive 3D sensing solutions, we have developed a second-generation deep AI chip and are collaborating with companies possessing industry-leading algorithm technologies to provide customers with 3D sensing solutions featuring edge computing, significantly improving response speed.

3D sensing technology is applicable across numerous use cases. Himax has developed a comprehensive structured light–based 3D sensing solution to support diverse industrial and commercial applications. Our 3D sensing technology has already been adopted in a broad set of use cases, including access control, logistics volume measurement, agricultural automation, glasses-free 3D displays for education, healthcare, and consumer electronics, as well as 3D head-up displays (HUDs). Notably, our structured light module, combined with facial recognition algorithms, has received certification from the Bank Card Test Center (BCTC) in China, enabling secure financial transaction applications. Meanwhile, to further enhance our competitiveness in the market, we have developed a second-generation AI chip and are collaborating with companies that possess industry-leading algorithm expertise. Together, we provide customers with edge-computing-enabled 3D sensing solutions that significantly reduce latency and improve system responsiveness.

In addition to the 3D sensing total solutions, we also offer key components with iterative upgrades, including a second-generation 3D decoding chip and a 3D vision processor that support both structured light and indirect Time-of-Flight (iToF) technologies. This new-generation chip integrates support for RGB sensors, USB 3.0, and an embedded NPU to accelerate on-device processing. It also enables RGBD data output for object recognition and spatial modeling, supporting future applications in humanoid and industrial robotics. The built-in NPU also supports algorithm implementation for low-latency eye tracking and gesture recognition, while significantly reducing crosstalk in glasses-free 3D displays, contributing to the broader adoption of 3D display technologies.

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

HV-2 3D Decoder ASIC
●
Himax 3D Depth Processor with high depth accuracy
●
Support up to HD resolution depth map for different applications
●
2D & 3D auto-exposure control for projector and sensor
●
Frame rate conversion for different application/capability of SOC
●
Scaling engine for different application/capability of SOC
●
Ambient light detection and removal
●
Embedded Security Engine
●
Power Management Engine for power shutdown
●
MIPI CSI-2 / DPHY interface

HV-3 3D Decoder ASIC
●
Himax 3D Depth Structured Light Processor with high depth accuracy
●
Support up to FHD resolution depth map for different applications
●
2D & 3D auto-exposure control for projector and sensor
●
Frame rate conversion for different application/capability of SOC
●
Support RGB ISP up to 8MP resolution
●
Support RGB-D aligned format direct output
●
Support 512Mb DDR3 internal memory
●
Embedded Security Engine
●
Power Management Engine for power shutdown
●
MIPI CSI-2 / DPHY interface
●
USB 3.2 Gen1 output interface
●
Support Arm Ethos-U55 processor and performance up to 204.8GOPs

HE-2 3D Decoder ASIC
●
Himax 3D Depth Time-of Flight Processor with high depth accuracy
●
Support up to SVGA resolution depth map with high frame rate 120 FPS capability
●
Support ROI based 2D & 3D auto-exposure control
●
Frame rate conversion for different application/capability of SOC
●
Support RGB ISP up to 8MP resolution
●
Support RGB-D aligned format direct output
●
Support 512Mb DDR3 internal memory
●
Embedded Security Engine
●
Power Management Engine for power shutdown
●
MIPI CSI-2 / DPHY interface
●
USB 3.2 Gen1 output interface
●
Support Arm Ethos-U55 processor and performance up to 204.8GOPs

WiseEye Ultralow Power AI Sensing

Demand for always-on, battery-powered smart devices with AI sensing continues to grow rapidly. We remain committed to strengthening our WiseEye product roadmap to sustain our leadership by making AI more accessible in everyday applications.

Himax’s WiseEye solution brings intelligent capabilities to endpoint devices while consuming only a few mW of power. It has already been adopted across a wide range of applications, including notebooks, home appliances, smart home, smart retail, utility meters, automotive systems, smart door locks, surveillance cameras, and many others.

In notebooks, WiseEye’s human presence detection is seeing expanding adoption among leading global brands, driven by its ultralow power consumption, instant responsiveness, and privacy-centric design, well aligned with the industry’s shift toward always-aware, AI-driven PCs. Building on this momentum, we are developing additional feature enhancements jointly with our customers to address more complex real-world scenarios while preserving exceptional power efficiency and improving user convenience.

We are also making solid progress in smart door lock applications. In 2023, we partnered with China’s leading smart door lock company, DESMAN, to introduce the world’s first smart door lock featuring uninterrupted 24/7 real-time sentry monitoring while significantly extending battery life. Building on this milestone, we are expanding globally through collaborations with other leading door lock manufacturers to integrate advanced AI features such as parcel recognition, anti-pinch protection, and palm vein biometric authentication, further broadening the application scope and enhancing product differentiation.

Concurrently, progress also been made in the WiseEye Module business. Himax WiseEye modules incorporate Himax's low-power CMOS image sensors, AI processor, and versatile AI models from either in-house or third-party partners. Meticulously engineered in compact form factors with high integration and plug-and-play capability, the modules feature user-programmable, pre-loaded AI models that enable seamless system integration, lowering development barriers and reducing overall AI deployment costs. This initiative is particularly well suited for early-stage market adoption and rapid customer engagement. WiseEye modules are seeing expanding adoption across diverse applications, including smart home appliances and various surveillance systems. Notably, our PalmVein module has built a strong design-in pipeline across multiple industries, spanning smart access control, workforce management, smart door locks, and computer monitors.

In addition, WiseEye is gaining traction in the AR and AI glasses segment, a fast-emerging category characterized by exceptionally demanding power requirements. WiseEye delivers fast responsiveness for a wide range of AI functions while maintaining exceptional power efficiency. It enables intelligent, context-aware vision sensing in next-generation wearable and smart glasses through both outward- and inward-facing capabilities. WiseEye is gaining strong traction in smart glasses, with a growing number of design-in engagements underway among global tech names, solution platform providers, and smart glasses specialists.

The following table sets forth the features of our ultralow power WiseEye ultralow power AI sensing total solutions:

Product	Features
WiseEye AI total solution
●
The total solution incorporates Himax proprietary ultralow power WiseEye AI processor, always-on CMOS image sensor, and CNN-based computer vision AI algorithm, featuring tinyML AI in tiny form factor, ultralow power consumption, low latency, privacy protection and optimized cost
●
Total solution supports use of a variety of Himax CMOS image sensors. Uniquely designed for ultralow power Computer Vision applications with always on scanning as low as 100uW
●
WiseEye AI processor is a uniquely designed ultralow power computer vision processing silicon, targeting always on applications with a sub 1mW capabilities. WiseEye is especially suitable for resource-constrained and battery powered context-aware application, such as motion detection, human detection and face detection, face mesh, face landmark and gesture.
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

Customers

Our customers for display drivers are primarily Panel Manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, smartphone, tablet, automotive and consumer electronics products. We may sell our products through agents or distributors for certain products or in certain regions. As of December 31, 2025, we sold our products to around 300 customers. Our ten largest customers together accounted for approximately 74.1%, 73.6% and 71.3% of our revenues in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, our two largest customers accounted for 10% or more of our net revenue: customer A and its affiliates accounted for 28.7%, 26.4% and 24.0% of our revenues, respectively; and customer C accounted for 11.0%, 8.3% and 7.8%, respectively.

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

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea. We also have dedicated sales teams for certain of our most important current or prospective customers. We have offices in Tainan, Hsinchu, Taipei, Taiwan; and Shenzen and Suzhou, China. We have other sales and technical support offices in Hefei, Beijing, Shanghai, Fuzhou, Foshan, Fuqing, Ningbo, Wuhan, Nanjing, Chongqing, Chengdu, Xi’an and Xiamen, China; Asan-si and Bundang-gu, South Korea and Irvine and San Jose, California, Minneapolis, Minnesota and Detroit, Michigan, USA, all in close proximity to our customers. For certain products or regions, we may sell our products through agents or distributors.

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

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Globalfoundries Singapore Pte., Ltd.	Chipbond Technology Corporation
Macronix International Co., Ltd.	Chipmore International Trading Company Ltd.
Nexchip Semiconductor Corporation	ChipMOS Technologies Inc.
Powerchip Semiconductor Manufacturing Corp.	LB Semicon, Inc.
SK hynix system ic (Wuxi)	Union Semiconductor Co., Ltd.
Semiconductor Manufacturing International (Shanghai) Corporation	Union Semiconductor (Hefei) Co., Ltd.
Taiwan Semiconductor Manufacturing Company Limited	Jiangsu nepes Semiconductor Co., Ltd.
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
Chipbond Technology Corporation	Ardentec Corporation
Hefei Chipfilm Materials Technology Co., Ltd.	Advanced Semiconductor Engineering Inc.
JMC Electronics Co., Ltd.	Chipbond Technology Corporation
LG Innotek Co., Ltd.	Chipmore International Trading Company Ltd.
Stemco., Ltd.	ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
Huatian Technology Electronics Co., Ltd.
Jiangsu Changjiang Electronics Technology Co., Ltd.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
Taiwan IC Packaging Corporation
LB-Semicon Co., Ltd.
Union Semiconductor Co., Ltd.
Jiangsu nepes Semiconductor Co., Ltd.

Chip Probe Testing
Chipbond Technology Corporation
Chipmore International Trading Company Ltd.
ChipMOS Technologies Inc.
Global Testing Corporation
Greatek Electronics Inc.
King Yuan Electronics Co., Ltd.
Micro Silicon Electronics Corp.
LB Semicon, Inc.
Union Semiconductor Co., Ltd.
Union Semiconductor (Hefei) Co., Ltd.
YoungTek Electronics Corp.
Jiangsu nepes Semiconductor Co., Ltd.

Intellectual Property

As of February 28, 2026, we held a total of 2,576 patents, including 1,036 in Taiwan, 894 in the United States, 514 in China, and 132 in other countries. The expiration dates of our patents range from 2026 to 2045. We also have a total of 44 pending patent applications in Taiwan, 114 in the United States and 185 in other jurisdictions, including the PRC, Japan, Korea, Israel and Europe. In addition, we have registered “Himax and logo” as trademarks in Taiwan, China, Europe, Singapore, Korea, Japan and the United States. “Omniwide Film and logo” as trademarks in China, Europe, Korea and Japan, “CMVT” as trademarks in Taiwan and China, “Liqxtal” as trademark in Taiwan and United States, “NEWKEN and logo” as trademark in Taiwan, as well as “WISEEYE” as trademark in Taiwan, Israel and the United States.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of February 28, 2026.

The following table sets forth summary information for our subsidiaries as of February 28, 2026.

			Percentage of
		Jurisdiction of	Our Ownership
Subsidiary	Main Activities	Incorporation	Interest

Himax Technologies Limited	IC design and sales	ROC	100.0%
Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.0%
Himax Technologies (Samoa), Inc.	Investments	Samoa	100.0	%(1)
Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Technologies (Shenzhen) Co., Ltd.	Sales and technical support	PRC	100.0	%(2)
Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	92.0	%(1)
Integrated Microdisplays Limited	LCoS design	Hong Kong	92.0	%(3)
Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	92.0	%(3)
Himax Analogic, Inc.	IC design and sales	ROC	99.9	%(1)
Himax Imaging, Inc.	Investments	Cayman Islands	100.0%
Himax Imaging, Ltd.	IC design and sales	ROC	99.5	%(1)
Himax Imaging Corp.	IC design	California, USA	99.5	%(4)
Harvest Investment Limited	Investments	ROC	100.0	%(1)
Himax Technologies Japan Ltd.	Sales	Japan	100.0%
Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.0%
Liqxtal Technology Inc.	Imaging and optical solutions provider	ROC	59.5	%(1)
New Ken Technologies Co., Ltd.	Imaging and optical solutions provider	ROC	59.5	%(5)
Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.0	%(1)
CM Visual Technology Corp. (CMVT)	Omniwide film products design and sales	ROC	81.4	%(1)
Viewsil Microelectronics (Shanghai) Limited	IC design and sales	PRC	100.0%
Viewsil Technology Limited	IC sales	British Virgin Islands	100.0	%(6)
Solvanta Investment Limited	Investments	ROC	100.0	%(1)
Solvanta Energy Limited	Renewable-energy based electricity distribution	ROC	100.0	%(7)
(1)	Indirectly, through our 100.0% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 100.0% ownership of Himax Technologies (Samoa), Inc.
(3)	Indirectly, through our 92.0% ownership of Himax Display, Inc.
(4)	Indirectly, through our 99.5% ownership of Himax Imaging, Ltd.
(5)	Indirectly, through our 59.5% ownership of Liqxtal Technology Inc.
(6)	Indirectly, through our 100.0% ownership of Viewsil Microelectronics (Shanghai) Limited.
(7)	Indirectly, through our 100.0% ownership of Solvanta Investment Limited.

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

5.A. Operating Results

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2024 compared to 2023, refer to “Part I, Item 5. Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the United States Securities and Exchange Commission on April 2, 2025.

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

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. The majority of our revenues in 2025 were derived from sales of display drivers that were eventually incorporated into TFT-LCD and OLED panels. We expect display drivers for TFT-LCD and OLED panels to continue to be our primary products. The TFT-LCD and OLED panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD and OLED panels could decline for numerous reasons, which could in turn result in downward pricing pressure on our products. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Financial Condition and Business—We derive the majority of our net revenues from sales to the TFT-LCD and OLED panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.” The revenue expansion of our non-driver products as well as TFT-LCD and OLED products trending toward high resolution and any other new product introduction help to mitigate these risks.

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

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues in 2023, 2024 and 2025 was 72.1%, 69.5% and 69.4%, respectively. In 2025, as a percentage of Himax Taiwan’s total manufacturing costs, the cost of wafer fabrication was 55.5%, the cost of processed tape was 3.5%, the cost of assembly and testing was 40.2%, and overhead was 0.8%. Our cost of revenues may increase as a result of an increase in raw material prices, any failure to obtain sufficient foundry, assembly or testing capacity or any shortage of processed tape or failure to improve our manufacturing utilization rate or production yield. Meanwhile, the long-term capacity agreements carry the risk of substantial inventory write-downs and/or contractual penalties resulted from unfulfillment of committed volume in the event of decreased end customer demand. In second quarter of 2023, amidst strict muted market demand, we strategically terminated high-cost foundry capacity agreements, a one-time expense included in cost of revenues. As a result, our ability to manage our wafer fabrication costs, costs for processed tape, assembly and testing costs and our manufacturing utilization rate or production yield is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

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

Restricted Share Units (RSUs). We adopted two long-term incentive plans in October 2005 and September 2011, respectively, which permit the grant of options or RSUs to our employees and non-employees where each unit represents two ordinary shares. The actual awards will be determined by our compensation committee. The 2005 plan was terminated in October 2010. We recognized share-based compensation expenses regarding RSUs under the long-term incentive plan totaling $12.1 million, $12.2 million and $8.1 million in 2023, 2024 and 2025, respectively. Of the total share-based compensation expenses recognized, $9.5 million, $11.1 million and $7.4 million in 2023, 2024 and 2025, respectively, were settled in cash. We measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans for the years ended December 31, 2023, 2024 and 2025 as reflected in our consolidated financial statements.

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

We made grants of 862,516 RSUs to our employees on September 25, 2025. The vesting schedule for such RSU grants is as follows: 98.74% of the RSU grants vested immediately and were settled by cash in the amount of $7.4 million on the grant date, with the remainder vesting equally on each of September 30, 2026, 2027 and 2028, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023, September 26, 2024 and September 25, 2025 was $3.44 per ADS, $10.39 per ADS, $5.09 per ADS, $5.68 per ADS, $5.68 per ADS and $8.65 per ADS, respectively, which was based on the trading price of our ADSs on that day.

Cash Awards. We made grants annual bonus by cash payouts totaling $0.7 million, $1.0 million and $0.3 million to the Company’s employees among which $0.2 million, $0.2 million and $0.1 million was immediately vested on September 26, 2023, September 26, 2024 and September 25, 2025, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

The 2025 full year revenues totaled $832.2 million, representing an 8.2% decline compared to 2024. 2025 was a challenging year for the global economy, compounded by other geopolitical uncertainties. Panel customers generally maintained a conservative, make-to-order strategy with lean inventory levels. While consumer electronics demand remained soft, automotive and AI-related applications, where Himax has strong exposure, proved comparatively resilient. Despite softness in global automotive markets, our automotive driver IC sales for the full year 2025 grew single digit year-over-year, outpacing the broader market. In 2025, despite disciplined expense control, our full-year 2025 operating expenses increased by 1.1% as we strategically invested in select non-display IC areas with compelling long-term growth potential.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2023		2024		2025
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Display drivers for large-sized applications	$175,666	18.6	$125,936	13.9	$90,665	10.9
Display drivers for small and medium-sized applications	629,174	66.5	625,390	69.0	575,132	69.1
Non-driver products(1)	140,588	14.9	155,476	17.1	166,376	20.0
Total	$945,428	100.0	$906,802	100.0	$832,173	100.0

Note:    (1)    Includes, among other things, timing controllers, LCoS solutions, power management IC, CMOS image sensors, wafer level optics (WLO) products, WiseEye ultralow power AI sensing, NRE incomes, and ASIC service.

A limited number of customers account for substantially all our revenues. For example, Customer A and its affiliates accounted for 28.7%, 26.4% and 24.0% of our revenues in 2023, 2024 and 2025, respectively. Customer C accounted for 11.0%, 8.3% and 7.8% of our revenues in 2023, 2024 and 2025, respectively.

	Year Ended December 31,
	2023		2024		2025
		Percentage		Percentage		Percentage
		of		of		of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands, except percentages)
Customer A and its affiliates	$271,351	28.7	$239,001	26.4	$200,105	24.0
Customer C	103,839	11.0	75,564	8.3	64,755	7.8
Others	570,238	60.3	592,237	65.3	567,313	68.2
Total	$945,428	100.0	$906,802	100.0	$832,173	100.0

The global TFT-LCD and OLED panel market is highly concentrated, with only a limited number of TFT-LCD and OLED panel manufacturers producing TFT-LCD and OLED panels in high volumes. We sell panel display drivers to many of these panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements. The sales to panel makers in China have become a significant portion of our revenue due to the Chinese panel maker business expansion which started in 2011. We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2023, 2024 and 2025, approximately 15.0%, 15.3% and 14.7% of our revenues, respectively, were from customers headquartered in Taiwan and approximately 76.2%, 73.4% and 73.8% of our revenues, respectively, were from customers headquartered in China. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

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

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 and 2011 long-term incentive plans. The 2005 plan was terminated in October 2010. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 19 to our consolidated financial statements. Under the long-term incentive plan, we granted RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006, September 26, 2007, September 29, 2008, September 28, 2009, September 28, 2010, September 28, 2011, September 26, 2012, September 26, 2013, September 26, 2014, September 25, 2015, September 28, 2016, September 29, 2017, September 26, 2018, September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023, September 26, 2024 and September 25, 2025 to our employees. We did not grant RSUs in 2019 but granted stock options to employees instead. Share-based compensation expenses recorded regarding RSUs under the long-term incentive plan totaled $12.1 million, $12.2 million and $8.1 million in 2023, 2024 and 2025, respectively.

Cash Awards.

We made grants annual bonus by cash payouts totaling $0.7 million, $1.0 million and $0.3 million to the Company’s employees among which $0.2 million, $0.2 million and $0.1 million was immediately vested on September 26, 2023, September 26, 2024 and September 25, 2025, respectively. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

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

Inventory

Inventories are stated at the lower of cost and net realizable value, and we use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period. Due to the rapid technological changes, we estimate the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. The inventory write-downs in 2023, 2024 and 2025 were approximately $21.5 million, $13.6 million and $17.1 million, respectively, and were included in cost of revenues in our consolidated statements of profit or loss.

Impairment of Non-financial Assets other than Goodwill

We routinely review our non-financial assets at the reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. Although we have the recurring losses in non-Driver product segment, we remain positive on the long-term prospect of our non-Driver product segment, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers. For the years ended December 31, 2023, 2024 and 2025, we did not recognize any impairment loss on non-financial assets.

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

As of December 31, 2024 and 2025, goodwill in Driver IC CGU and WLO CGU was $26,846 thousand and $1,292 thousand, respectively. For the years ended December 31, 2023, 2024 and 2025, we did not recognize any impairment loss on goodwill.

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

As of December 31, 2025, we have not provided for retained earnings tax on the undistributed earnings of approximately $1,589.9 million of our subsidiaries since we have specific plans to reinvest these earnings indefinitely. The undistributed earnings in our foreign subsidiaries are mainly from Himax Taiwan totaling approximately $1,587.7 million as of December 31, 2025. We intend to use accumulated and future earnings of Himax Taiwan to expand operations in Taiwan.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of profit or loss as a percentage of revenues:

	Year Ended December 31,
	2023	2024	2025
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	72.1	69.5	69.4
Research and development	18.1	17.7	19.4
General and administrative	2.7	2.7	3.1
Sales and marketing	2.5	2.6	2.8
Total costs and expenses	95.4	92.5	94.7
Operating income	4.6	7.5	5.3
Non-operating income	0.1	1.0	1.3
Income tax expense (benefit)	(0.5)	(0.3)	1.2
Profit for the year	5.2	8.8	5.4
Loss (profit) attributable to noncontrolling interests	0.2	—	(0.1)
Profit attributable to Himax stockholders	5.4	8.8	5.3

Year to Year Comparisons

	Year Ended December 31,
				% Change
	2023	2024	2025	from 2024

	(in thousands, except for percentages)
Consolidated Statements of Profit or Loss Data:
Revenues	$945,428	$906,802	$832,173	(8.2)%
Costs and expenses:
Cost of revenues	681,931	630,601	577,812	(8.4)%
Research and development	171,392	160,329	161,128	0.5%
General and administrative	25,037	24,121	25,715	6.6%
Sales and marketing	23,856	23,530	23,392	(0.6)%

Total costs and expenses	902,216	838,581	788,047	(6.0)%

Operating income	43,212	68,221	44,126	(35.3)%

Non-operating income	1,181	9,114	10,741	17.9%
Income tax expense (benefit)	(5,028)	(2,435)	9,592	493.9%
Profit for the year	49,421	79,770	45,275	(43.2)%
Loss (profit) attributable to noncontrolling interest	1,195	(15)	(1,338)	(8,820.0)%
Profit attributable to Himax stockholders	$50,616	$79,755	$43,937	(44.9)%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Our revenues decreased by 8.2% to $832.2 million in 2025 compared to $906.8 million in 2024. The decrease was primarily attributable to the challenging global economic environment, compounded by geopolitical uncertainties. As a result, panel customers generally maintained a conservative, make-to-order strategy with lean inventory levels.

●	Large-sized Display Drivers. Revenues from display drivers for large-sized application decreased by 28.0% to $90.7 million in 2025 from $125.9 million in 2024. The decline was primarily attributable to weak macroeconomic conditions, including tariff and geopolitical uncertainties, coupled with continued tight inventory management by our key panel customers. In addition, intensified price competition from Chinese peers exerted further pressure on overall performance.
●	Small and Medium-sized Display Drivers. Revenues from small and medium-sized display drivers decreased by 8.0% to $575.1 million in 2025 from $625.4 million in 2024. Amid slowing end-market sell-through and tariff-related uncertainties, smartphone and tablet sales were particularly impacted. Nevertheless, our automotive driver sales in 2025 still delivered single-digit year-over-year growth, outperforming overall global automotive industry growth, primarily supported by continued TDDI adoption among customers worldwide.
●	Non-Driver Products. Revenues from non-driver products increased by 7.0% to $166.4 million in 2025 from $155.5 million in 2024. The growth was primarily driven by our TCON segment, particularly automotive products, along with our CMOS image sensor business. For the full year 2025, our automotive TCON sales still increased approximately 50% year over year, stemming from the widespread adoption of our market-leading local dimming TCON by panel makers, Tier 1 suppliers, and car makers worldwide.

Costs and Expenses. Costs and expenses decreased by 6.0% to $788.0 million in 2025 from $838.6 million in 2024. As a percentage of revenues, costs and expenses increased to 94.7% in 2025 compared to 92.5% in 2024.

●	Cost of Revenues. Cost of revenues decreased to $577.8 million in 2025 from $630.6 million in 2024, which was due primarily to a 5.1% decrease in unit shipments in 2025. As a percentage of revenues, cost of revenues slightly decreased to 69.4% in 2025 from 69.5% in 2024, mainly due to the continued cost improvements and operational efficiency optimization, combined with a favorable product mix. The successful diversification of foundry sources also contributed to the margin increase.

●	Research and Development. Research and development expenses slightly increased by 0.5% to $161.1 million in 2025 from $160.3 million in 2024. This increase was primarily attributable to increased salaries and tape-out expenses, as well as the appreciation of the NT dollar against the U.S. dollar in 2025, but partially offset by the lower vested portion of the annual bonus compensation awarded to employees in 2025 and preceding years. We strategically invested in select non-display IC areas with compelling long-term growth potential.
●	General and Administrative. General and administrative expenses increased by 6.6% to $25.7 million in 2025 from $24.1 million in 2024, primarily as a result of the increased salaries and amortized expenses, as well as the appreciation of the NT dollar against the U.S. dollar in 2025, but partially offset by the decrease in compensation awards to employees described in above Research and Development.
●	Sales and Marketing. Sales and marketing expenses slightly decreased by 0.6% to $23.4 million in 2025 from $23.5 million in 2024. This decrease was primarily attributable to decrease in compensation awards to employees described in above Research and Development, but partially offset by increase in salaries expense and the appreciation of the NT dollar against the U.S. dollar in 2025.

Non-Operating Income. We had net non-operating income of $10.7 million in 2025 compared to $9.1 million in 2024. The increase was primarily due to increase in other gain recognized for disposal of land held for sale, decrease in finance costs, but partially offset by increase in share of losses of associates.

Income Tax Expense (Benefit). Our income tax expense increased to $9.6 million in 2025 from income tax benefit $2.4 million in 2024. Our effective income tax rate increased to 17.5% in 2025 from (3.1%) in 2024. The increase in our effective income tax rate was primarily attributable to the non-recurrence of the prior-year tax benefit and the impact of the non-deductible expense, resulting in a change from an income tax benefit of $14.9 million in 2024 to an income tax expense of $1.2 million in 2025 and income tax benefit for tax credit decreased to $4.7 million in 2025 from $8.6 million in 2024.

Profit for the year. As a result of the foregoing, our profit was $45.3 million in 2025, versus $79.8 million in 2024, and profit attributable to Himax stockholders was $43.9 million in 2025, versus $79.8 million in 2024.

Segment Results

The following table sets forth the revenues and operating results for our reportable segments for the periods indicated:

	Year Ended December 31,
	2023	2024	2025

	(in thousands)
Segment Revenues
Driver IC	$804,840	$751,326	$665,797
Non-Driver Products	140,588	155,476	166,376
Total	$945,428	$906,802	$832,173

	Year Ended December 31,
	2023	2024	2025

	(in thousands)
Segment Operating Income (Loss)
Driver IC	$75,282	$92,699	$61,737
Non-Driver Products	(32,070)	(24,478)	(17,611)
Total	$43,212	$68,221	$44,126

Driver IC Segment

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Segment revenues. Our revenues from the Driver IC segment decreased by 11.4% to $665.8 million in 2025 from $751.3 million in 2024. The decline stemmed from reduced sales of display drivers for both large-sized and small and medium-sized sectors, driven by the prevailing weak macroeconomic conditions that adversely affected both the demand and procurement processes of panel customers

Segment operating income. Operating income from the Driver IC segment was $61.7 million in 2025, down from $92.7 million in 2024. This decrease was primarily attributable to a decrease in revenues.

Non-Driver Products Segment

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Segment revenues. Our revenues from the Non-Driver Products segment increased by 7.0% to $166.4 million in 2025, compared to $155.5 million in 2024. The year-over-year increase was mainly from the growth of TCON and CMOS image sensor. Automotive TCON sales grew approximately 50% in 2025, steaming from expanding adoption globally.

Segment operating loss. Operating loss from the Non-Driver Products segment decreased to $17.6 million in 2025 from $24.5 million in 2024. The operating loss decreases were attributable mainly to the increase in revenues and gross margin.

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion, paying dividends and working capital. We have historically been able to meet our cash requirements through cash flow from operations and borrowings to pay dividends.

As of December 31, 2025, we had total current assets of $1,265.3 million, total current liabilities of $799.5 million and cash and cash equivalents of $257.5 million. As of December 31, 2025, we had short-term secured borrowings of $568.2 million with cash and time deposits of $568.2 million as collateral, and long-term unsecured borrowings of $28.5 million, of which $6.0 million was current portion. For enhancing the guaranty, our land, building and improvements of Fab 2 totaling $56.7 million were pledged as collateral for the long-term unsecured borrowings. As of December 31, 2025, we had total unused short-term credit lines of $258.6 million, of which $163.3 million belonging to the parent company, Himax Technologies, Inc., needs to be secured with an equal amount of cash and time deposits when borrowing money from banks. Further, we had unused long-term credit lines of $138.0 million. We believe that our existing short-term and long-term credit lines, together with cash generated from our operations, are sufficient to meet our liquidity needs. We expect to meet our present working capital requirements through cash flow from operations and bank borrowings from time to time.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025

	(in thousands)
Net cash provided by operating activities	$152,841	$115,976	$140,027
Net cash (used in) investing activities	(88,882)	(516)	(20,349)
Net cash (used in) financing activities	(93,591)	(88,217)	(80,743)
Net increase (decrease) in cash and cash equivalents	(29,832)	26,399	39,356
Cash and cash equivalents at beginning of period	221,581	191,749	218,148
Cash and cash equivalents at end of period	191,749	218,148	257,504

Operating Activities. Net cash provided by operating activities in 2025 was $140.0 million compared to $116.0 million in 2024. This increase in net cash provided by operating activities in 2025 was mainly due to a decrease in cash used for raw materials, assembly, testing process fees in 2025 compared to 2024 and lower income tax paid in 2025.

Investing Activities. Net cash used in investing activities in 2025 was $20.3 million compared to $0.5 million in 2024. This increase in net cash used in investing activities was due primarily to an increase of $18.9 million and $6.6 million in net cash used in acquisitions of financial assets at fair value through profit or loss and at amortized cost, respectively, and an increase in cash used in acquisitions of property, plant and equipment of $7.1 million but offset by a decrease of $13.9 million in net cash used in acquisitions of financial assets at fair value through other comprehensive income in 2025 compared to 2024.

Financing Activities. Net cash used in financing activities in 2025 was $80.7 million compared to $88.2 million in 2024. This change was due primarily to a decrease in a refund of guarantee deposits received from customers in 2025, but offset by an increase in distribution of cash dividends in 2025.

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

During the 2021 timeframe, we took steps to address the ongoing foundry capacity shortage worldwide by entering into strategic agreements with our foundry partners to secure the necessary capacity to meet our business requirements. Under these strategic agreements, we are committed to purchasing a specific volume at fixed prices or variable prices. Some of our customers, and even our indirect customers, are also entering into similar strategic agreements to secure their IC supplies with us. However, there can be no assurance that these prices provided in the strategic agreements with our foundry partners and our customers will always remain competitive during the contract term. For example, in the event that the global semiconductor market changes due to foundry capacity expansion and/or shrunken customer demand, the fixed prices we agree to pay our foundry partners may become significantly higher than the prevailing market price. On the other hand, if there continues to be foundry capacity shortages and/or increases in customer demand, the fixed prices our customers agree to pay us may become significantly lower than the then prevailing market price. Any of those situations could materially adversely impact our pricing strategies, competitive position, profitability and results of operation. We may also be subject to contractual penalties if we are unable to purchase the committed volume from our foundry partners. However, after several quarters of aggressive destocking, our inventory has reached a comfortable level. In light of this, we strategically terminated certain high-cost foundry capacity agreements in the second quarter of 2023, prior to their expiration dates. This move aims to improve our cost structure for new wafer starts and maintain competitiveness. This, however, also has resulted in a significant one-time early termination expense incurred in the second quarter of 2023 and hit our gross margin. In addition, since these strategic agreements with our foundry partners typically require us to make prepayments or refundable deposits to such foundry partners, our cash flow, liquidity and financial condition could be adversely affected.

We have entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. We may be obligated to make payments for purchase orders entered into pursuant to these arrangements. Our purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2030. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximately $1,059 million as of December 31, 2025. Of obligations under above purchase orders and agreements, $423 million is expected to be paid in the next 12 months.

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment. Our capital expenditures totaled $23.4 million, $13.1 million and $20.1 million in 2023, 2024 and 2025, respectively. Capital expenditures of $20.1 million in 2025 was mainly for R&D related equipment for our IC design business and the construction in progress for the new preschool near our Tainan headquarters built for employees' children.

The capex budget will be funded through our internal resources and banking facilities, if so needed. We will continue to make capital expenditures to meet the expected growth of our operations. We believe that our working capital and borrowings under our existing and future credit lines should be sufficient for our present requirements.

5.C. Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to the semiconductor solutions we offer to the flat panel display industry. In particular, we have committed a significant portion of our resources to the research and development of non-driver products because we believe in the long-term business prospects of such products and are committed to continuing to diversify our product portfolio. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices or factories, work closely with Panel Manufacturers to co-develop display solutions for their electronic devices. In 2023, 2024 and 2025, we incurred research and development expenses of $171.4 million, $160.3 million and $161.1 million, respectively, representing 18.1%, 17.7% and 19.4% of our revenues, respectively.

5.D. Trend Information

Looking ahead, Himax is well positioned for sustained growth, supported by our leadership in the automotive sector, diversified foundry flexibility, and continued focus on high-value segments such as TCON, OLED, AI, and WLO. These businesses generate above-average gross margins and are reinforced by meaningful technical barriers and a robust patent portfolio. As these strategic initiatives begin to bear fruit, we expect them to inject strong momentum into our future operations.

Large-sized Display Driver IC Sector

Himax remains committed to strengthening its large-size driver IC portfolio, targeting high-value markets through integrated solutions co-developed with leading panel makers. Looking ahead, we continue to advance our technology roadmap for next-generation displays, aiming to achieve faster data transmission, lower latency, improved power efficiency, and high-speed interfaces for premium and gaming applications. These technological advancements further solidify our competitive positioning despite ongoing price competition from Chinese peers.

In the notebook sector, our focus is on premium models featuring OLED displays and integrated touch functionality. Himax is well positioned to capitalize on these opportunities with a comprehensive portfolio of IC solutions for both LCD and OLED notebooks, including DDICs, TCONs, touch controllers, and TDDI. Multiple projects for OLED displays, as well as gaming monitors and notebooks, are currently underway in collaboration with leading panel makers in Korea and China.

Small and Medium-Sized Display Driver IC Sector

Himax continues to lead the global automotive display driver IC market, holding approximately 40% market share in DDIC, well over half of market share in TDDI, and an even higher share in local dimming TCON. We offer a comprehensive portfolio spanning both mainstream LCD and emerging OLED technologies. With hundreds of design-wins secured across TDDI, DDIC, TCON, and our expanding OLED portfolio, along with a steady influx of new projects, most of which are scheduled for mass production in the coming quarters, our market leadership remains firmly established. Meanwhile, Himax continues to lead automotive display IC innovation by delivering advanced solutions across a broad spectrum of panel technologies, while addressing diverse design requirements and cost targets. For ultra-large touch displays, we introduced the industry’s first LTDI solution in 2023, which has since entered mass production in multiple vehicle models. Designed for pillar-to-pillar displays, our LTDI architecture supports multi-chip cascading to enable ultra-high resolution, fast data transmission, and precise touch performance across expansive panels. For smaller displays with form factor and budget constraints, we provide highly integrated single-chip solutions that combine TDDI and local dimming TCON. This approach is an attractive choice for customers, as it can significantly reduce system cost while improving overall power efficiency. Together, these differentiated solutions enable Himax to address the full spectrum of automotive display requirements, from entry-level platforms to flagship smart cockpit systems, while increasing content value per vehicle and reinforcing our long-term market leadership.

In the tablet market, Himax maintains a leading position in LCD technology. We continue to develop next-generation IC solutions for OLED tablets to expand our product portfolio and further enhance our competitive positioning. Meanwhile, we are advancing innovative technologies that enable value-added features such as active stylus support, ultra-slim bezel designs, higher refresh rates, and power-efficient architectures. These advancements position Himax to capture greater semiconductor content in next-generation premium tablets while reinforcing our competitive edge.

In the smartphone segment, our OLED driver solution began mass production in early 2026 with a leading panel maker for a major smartphone brand’s mainstream model. Meanwhile, as expected, our traditional discrete driver ICs for smartphones and tablets continue to be rapidly replaced by TDDI solutions, in line with ongoing industry migration toward higher integration.

Non-Driver IC Sector

The non-driver category has emerged as our most exciting growth area and a key differentiator for the company. We provide comprehensive solutions, including timing controllers, image processing, WiseEye ultralow power AI sensing, 3D sensing technologies, and optical innovations.

In the timing controller sector, we remain highly optimistic about growth prospects, having strategically positioned ourselves in high-end, value-added segments such as gaming TVs, monitors, low-power notebooks and automotive. In automotive applications, we have dedicated to developing this high-barrier technology for years, building a comprehensive TCON product portfolio and establishing an undisputed leadership position. Local dimming technology plays a critical role in enhancing display contrast to ensure superior visibility across various lighting conditions, while also improving power efficiency, particularly important for large-size displays and EVs. To date, we have secured hundreds of design wins with Tier 1 suppliers and automakers, initially in premium car models, with adoption already expanding into mainstream vehicles. Automotive TCON sales in 2025 grew by approximately 50% year-over-year, and we anticipate continued annual growth as we move into 2026. We expect the TCON segment to serve as a key growth engine for our non-driver IC business moving forward.

In 2016, our non-driver business experienced tremendous growth, primarily driven by LCoS and WLO shipments to a leading AR device customer. WLO shipments saw a significant year-over-year increase in 2018 due to the customer's large-scale adoption across more models. By 2024, we continued fulfilling demand from our anchor customer for legacy products, albeit at a lower volume due to customer’s technology migration. That said, WLO technology remains a key enabler in next-generation optical applications. Specifically, WLO technology enhances 3D perception sensing, enabling precise controller-free gesture recognition in VR devices. We began volume production of WLO technology for a leading North American customer in 2023, powering their VR devices with 3D gesture control capabilities. Another major application of WLO is in CPO (Co-Packaged Optics) where we collaborated with our strategic partner, FOCI. Himax continues to make solid progress in collaboration with FOCI and are actively advancing multiple future generations of high-speed optical transmission technologies and advanced CPO architectures in collaboration with the leading global customer and partner. These efforts focus on higher fiber channel density and more sophisticated optical designs to meet the explosive bandwidth demands of HPC and AI applications. These developments highlight the versatility of WLO technology across a wide range of applications, including automotive, consumer, industrial, medical, AR/VR/MR devices, and advanced optical communication technologies.

Himax WiseEye ultralow power AI sensing solution, a cutting-edge endpoint AI integration, features industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. WiseEye AI stands out with context-aware, on-device AI inferencing that combines industry-leading power efficiency, consuming only a few milliwatts, with a compact form factor and robust, industrial-grade security and pre-trained no-code/low-code AI algorithm, enabling easy deployment across a broad spectrum of applications. This powerful combination not only unlocks advanced AI capabilities in endpoint devices that were once constrained by power and size limitations, but also makes AI more practical and accessible. Building on the success with Dell notebooks, Himax WiseEye AI is continuing to expand its market presence, with additional use cases expected across other leading notebook brands. Additional features are also being developed to address more complex real-world scenarios while preserving exceptional power efficiency and improving user convenience. These include gesture recognition that emulates keyboard inputs, as well as a voice-activated keyword spotting function that enables always-on audio monitoring, performs wake-word detection, and activates the main CPU only when a designated trigger phrase is identified.

WiseEye also continues to achieve market success across various sectors spanning surveillance and access control to smart home, smart retail, and more recently, smart glasses, which the industry widely expects to become the next breakout market. In addition, we also offer ultralow power, plug-and-play WiseEye Modules, featuring no-code/low-code AI platform capabilities, simplifying AI integration and supporting diverse use cases, such as human presence detection, gender and age recognition, gesture recognition, face mesh, voice command, thermal image sensing, pose estimation and more. We are seeing expanding WiseEye modules adoption across a wide range of domains, including leading brands’ smart home appliances and various surveillance applications. Notably, our PalmVein module has had a strong design-in pipeline across multiple industries, covering smart access, workforce management, smart door locks, computer monitor and more.

WiseEye business is in a good position to enjoy rapid growth for years to come and we believe it will serve as a multi-year structural growth driver for Himax.

In 3D sensing, we provide both total solutions and key components to our customers. Our 3D decoder IC enhances local image processing for face recognition, ensuring advanced and secure authentication. Certified by leading Chinese electronic payment standards, it meets stringent requirements for accurate data decoding, fast operation, and strict privacy protection. Since 2022, it has been adopted by major Chinese e-payment solution providers. We continue to expand our 3D sensing portfolio to address a broad range of applications, including e-payment authentication, access control systems, biomedical inspection equipment, naked-eye 3D displays, eye-tracking, and hand-gesture recognition, reinforcing our presence in high-value 3D sensing markets and driving long-term growth potential.

In our CMOS image sensor business, we continue to supply sensors for webcams and notebook applications while expanding our sensor portfolio to support emerging AI use cases that require continuous, always-on sensing or monitoring with minimal power consumption. We are seeing increasing customer adoption of our AI sensor worldwide across various markets, including notebooks, access control, smart home/office solutions, medical devices, and AIoT applications. Additionally, we are expanding our sensor portfolio into thermal sensing technology through a strategic investment in Obsidian Sensors, Inc. ("Obsidian"), a San Diego-based thermal imaging sensor provider. Obsidian’s proprietary high-resolution thermal sensors have the potential to transform the market with their breakthrough low-cost, high-volume production capabilities. Our expansion into thermal sensing complements our existing WiseEye offerings, further broadening our technological reach and strengthening our position in the growing AI-powered sensing market.

Himax has dedicated years of R&D to advancing LCoS technology, focusing on AR goggle devices and automotive AR HUDs. Many industry-leading customers have showcased state-of-the-art products powered by our technology. For AR glasses, Himax’s proprietary Front lit LCoS microdisplay achieves an optimal balance among size, weight, power consumption, resolution, and cost, while meeting the stringent optical performance requirements of next-generation see-through AR smart glasses. Currently, Himax is working closely with multiple waveguide partners across China, Europe, Isreal, Japan, Taiwan and the U.S., bundling each other’s technologies into complete display systems for AR glasses. With over a decade of proven mass production expertise, an ISO-certified liquid crystal assembly line, and more than 4 million units shipped since 2012, Himax’s LCoS technology platform has become a trusted solution for AR glasses, automotive AR HUDs, LiDAR, and optical communication applications. For more trend information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Rules. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of February 28, 2026. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	68	Chairman of the Board
Jordan Wu	65	President, Chief Executive Officer and Director
Dr. Yan-Kuin Su	77	Director
Yuan-Chuan Horng	74	Director
Dr. Liang-Gee Chen	69	Director
Jessica Pan	56	Chief Financial Officer
Hsien-Chang Tsai	55	Vice President, Sales and Operations

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

Dr. Yan-Kuin Su is our director. He stepped down as President of Kun Shan University effective July 31, 2018 and now works as a Chair Professor in the Department of Electrical Engineering. Dr. Su is also a Chair professor Emeritus in the Department of Electrical Engineering, National Cheng Kung University. Dr. Su currently also serves as the Dean of Academy of Innovative Semiconductor and Sustainable Manufacturing at National Cheng Kung University, since August 2022. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a fellow of the OPTICA (formerly OSA) and SPIE. Also, Dr. Su is the life fellow of the Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

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

Other Executive Officers

Jessica Pan (Ming-Feng Pan) is our chief financial officer. Jessica joined Himax in 2006 with over 22 years of experience in finance and accounting. Jessica has played an integral role at Himax on finance, accounting, financial planning and analysis, forecasting and tax, having served as interim Chief Financial Officer from October 2010 to January 2012. Prior to joining Himax, Jessica worked as Assistant Finance Manager for Advanced Semiconductor Engineering, Inc. from 2002 to 2006 and as Auditor at Arthur Andersen LLP in Taiwan from 1998 to 2001. She holds a B.S. degree in Agriculture Chemistry from National Taiwan University and an M.B.A. degree from the State University of New York at Buffalo.

Hsien-Chang Tsai is our vice president in charge of Sales and Operations. Mr. Tsai joined Himax in 2002 as Director of Himax Operation Division initially before serving as Vice President of Himax Display, Inc. where he successfully led the acquisition of Spatial Photonics, Inc. Most recently, he concurrently served as Vice President of Himax Imaging, Ltd. and Vice President of Intelligent Sensing AI Product Center of Himax. Prior to Himax, Mr. Tsai served in the process integration and customer service department of TSMC. Mr. Tsai holds a B.S. degree and M.S. degree in Electrical Engineering from National Taiwan University and an executive M.B.A. degree from National Taiwan University.

6.B. Compensation

For the year ended December 31, 2025, the aggregate cash compensation that we paid to our executive officers was approximately $1.2 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.2 million. In 2025, our Chairman of the Board voluntarily abandon the number of RSUs to be granted proposed by the compensation committee and then compensate other employees. The goal is to provide competitive compensation to our employees. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

For the year ended December 31, 2025, the aggregate cash compensation that we paid to our independent directors was approximately $150,000. The aggregate share-based compensation that we paid to our independent directors was nil.

The following table summarizes the RSUs and cash award that we granted in 2025 to our directors and executive officers under our 2011 long-term incentive plan. Each unit of RSU represents two ordinary shares. See “Item 6.D. Directors, Senior Management and Employees—Employees––Share-Based Compensation Plans” for more details regarding our RSU grants.

		Total Cash		Ordinary Shares
		Award	Ordinary Shares	Underlying	Unvested Portion
	Total RSUs	Granted	Underlying Vested	Unvested Portion	of cash award
Name	Granted	(in thousands)	Portion of RSUs	of RSUs	(in thousands)
Dr. Biing-Seng Wu	—	—	—	—	—
Jordan Wu	5,762	—	2,882	8,642	—
Dr. Yan-Kuin Su	—	—	—	—	—
Yuan-Chuan Horng	—	—	—	—	—
Dr. Liang-Gee Chen	—	—	—	—	—
Jessica Pan	1,387	4	2,774	—	4
Hsien-Chang Tsai	1,387	11	2,774	—	11

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

6.D. Employees

As of December 31, 2023, 2024 and 2025, we had 2,164, 2,177 and 2,238 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2025:

Function	Number
Research and development(1)	1,444
Engineering and manufacturing(2)	307
Sales and marketing(3)	339
General and administrative	148
Total	2,238
Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Taiwan, Himax Display, Himax IGI and CMVT, our subsidiaries focused on design and manufacturing of WLO and LCoS products.
(3)	Includes field application engineers.

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

Duration. Generally, the plan will terminate five years from the effective date of the plan. But, the amended and restated 2011 Plan was 4th amended and restated by extending its duration for five (5) years to September 6, 2030, which was approved by our shareholders at the annual general meeting held on August 13, 2025. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

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

We made grants of 862,516 RSUs to our employees on September 25, 2025. The vesting schedule for such RSU grants is as follows: 98.74% of the RSU grants vested immediately and were settled by cash in the amount of $7.4 million on the grant date, with the remainder vesting equally on each of September 30, 2026, 2027 and 2028, which will be settled by our ordinary shares, subject to certain forfeiture events.

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

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of February 28, 2026, by each of our directors and executive officers. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Number of Shares	Percentage of Shares
Name	Owned	Owned
Dr. Biing-Seng Wu	76,904,468	22.0%
Jordan Wu	7,572,035	2.2%
Dr. Yan-Kuin Su	—	—
Yuan-Chuan Horng	916,104	0.3%
Dr. Liang-Gee Chen	—	—
Jessica Pan	125,456	0.04%
Hsien-Chang Tsai	2	—

None of our directors or executive officers has voting rights different from those of other shareholders.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Compensation Clawback Policy during the fiscal year ended December 31, 2025.

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

As of February 28, 2026, 348,851,828 of our shares were outstanding. We believe that, of such shares, 208,157,284 shares in the form of ADSs were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under our ADS deposit agreement. JPMorgan Chase Bank, N.A., advised us that, as of February 28, 2026, 104,078,642 ADSs, representing 208,157,284 common shares, were held of record by Cede & Co. and 11 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2026, the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned(3)	Beneficially Owned(3)
Dr. Biing-Seng Wu(1)	76,904,468	22.0%
Whei-Lan Teng(2)	22,847,370	6.5%
All directors and executive officers as a group(3)	85,518,065	24.5%

Note:      (1)  Dr. Biing-Seng Wu directly owns 315,322 ordinary shares. Dr. Biing-Seng Wu beneficially owns (a) 56,549,308 ordinary shares through Sanfair Asia Investments Ltd., a wholly owned subsidiary of Taxus Technology Investment Pte. Ltd. and (b) 20,039,838 ordinary shares through Chi-Duan Investment Co. Ltd. All of the three entities are investment companies controlled by Biing-Seng Wu. Accordingly, Dr. Biing-Seng Wu may be deemed to beneficially own an aggregate of 76,904,468 ordinary shares, representing approximately 22.0% of the outstanding ordinary shares.

(2)	Whei-Lan Teng beneficially owns 5,434,918 ordinary shares through Renmar Finance Limited, a wholly owned subsidiary of Pleione Technology Investment Pte. Ltd. Both of the entities are investment companies controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,412,452 ordinary shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 22,847,370 ordinary shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 22,847,370 ordinary shares, representing approximately 6.5% of the outstanding ordinary shares.
(3)	Numbers of shares beneficially owned by all directors and executive officers as a group already include an aggregate of 76,904,468 ordinary shares beneficially owned by Dr. Biing-Seng Wu.

None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Cheng Mei Materials Technology Corporation (CMMT)

CMMT is an equity method investor of CMVT. However, CMMT resigned as a legal director and then lost significant influence on CM Visual Technology Corp. from June 25, 2024. In 2023, 2024 and 2025, the purchase of raw materials from CMMT was $1.3 million, nil and nil, respectively. As of December 31, 2025, the related payable resulting from the purchase of raw materials were nil.

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

On June 27, 2008, we paid a cash dividend in the amount of $66.8 million, or the equivalent of $0.350 per ADS. In 2009, we paid a cash dividend on June 29, 2009 in the amount of $55.5 million, or the equivalent of $0.300 per ADS, and distributed a stock dividend on August 10, 2009 of 5,999 ordinary shares of par value $0.0001 for each ordinary share of par value $0.0001 held by shareholders of record as of August 7, 2009. On August 13, 2010, we paid a cash dividend in the amount of $44.1 million, or the equivalent of $0.250 per ADS. On July 20, 2011, we paid a cash dividend in the amount of $21.2 million, or the equivalent of $0.120 per ADS. On July 25, 2012, we paid a cash dividend in the amount of $10.7 million, or the equivalent of $0.063 per ADS. On July 31, 2013, we paid a cash dividend in the amount of $42.4 million, or the equivalent of $0.250 per ADS. On July 23, 2014, we paid a cash dividend in the amount of $46.0 million, or the equivalent of $0.270 per ADS. On July 8, 2015, we paid a cash dividend in the amount of $51.4 million, or the equivalent of $0.300 per ADS. On August 3, 2016, we paid a cash dividend in the amount of $22.3 million, or the equivalent of $0.130 per ADS. On August 14, 2017, we paid a cash dividend in the amount of $41.3 million, or the equivalent of $0.240 per ADS. On July 31, 2018, we paid a cash dividend in the amount of $17.2 million, or the equivalent of $0.10 per ADS. On July 12, 2021, we paid a cash dividend in the amount of $47.4 million, or the equivalent of $0.272 per ADS. On July 12, 2022, we paid a cash dividend in the amount of $217.9 million, or the equivalent of $1.25 per ADS. On July 12, 2023, we paid a cash dividend in the amount of $83.7 million, or the equivalent of $0.48 per ADS. On July 12, 2024, we paid a cash dividend in the amount of $50.7 million, or the equivalent of $0.29 per ADS. On July 11, 2025, we paid a cash dividend in the amount of $64.5 million, or the equivalent of $0.37 per ADS. For more information on the stock dividend distribution, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” The dividends for any of these years should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

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

With regard to inward and outward remittances (foreign exchange purchased or sold), approval by the Central Bank of the ROC is generally required for any conversion exceeding, in aggregate in each calendar year, $100 million (and /or its equivalent settlement) for companies and $10 million (and/or its equivalent settlement) for Taiwanese citizen adulthood and long term 1 year-valid resident permit of foreign individuals adulthood. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the ROC.

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

Another undertaking that we have obtained is for a period of 20 years from May 12, 2025.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2025.

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

Foreign Exchange Risk. The U.S. dollar is our reporting currency. The U.S. dollar is also the functional currency for the majority of our operations. In 2025, more than 98% of our sales and cost of revenues were denominated in U.S. dollars. However, in December 2025 approximately 63% of our operating expenses were denominated in NT dollars, with a small percentage denominated in Japanese Yen, Korean Won and Chinese Renminbi, and the majority of the remainder denominated in U.S. dollars. We anticipate that we will continue to conduct substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar. We believe the majority of any potential adverse foreign currency exchange impacts on our operating assets may be offset by a potential favorable foreign currency exchange impact on our operating liabilities. From time to time, we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

As of December 31, 2025, no foreign currency exchange contracts are outstanding.

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

Fees and Other Payments from the Depositary to Us

In 2025, we received $0.6 million netting of 30% withholding tax from the depositary relating to the ADR program. The payment from the depositary would be intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

Management, with the participation of our chief executive and chief financial officers, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of December 31, 2025 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Himax Technologies, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2025, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
Hsinchu, Taiwan
March 27, 2026

Changes in Internal Control over Financial Reporting

In 2025, no change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We paid the following fees for professional services to KPMG for the years ended December 31, 2024 and 2025.

	Year ended December 31,
Services	2024	2025
Audit Fees(1)	$798,000	$806,000
Tax Fees(2)	31,000	—
All Other Fees(3)	7,000	—
Total	$836,000	$806,000

Note:     (1)   Audit Fees. This category includes the audit of our annual consolidated financial statements and internal control over financial reporting, quarterly review procedures, services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by the Tax Bureau of the ROC.

(2)	Tax Fees. This category consists of fees in relation to transfer pricing reports and tax compliance status.
(3)	All Other Fees. This category consists of fees in relation to audit of conflict mineral report.

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

On December 4, 2024, our board of directors authorized another share buyback program allowing us to repurchase up to $20.0 million of our ADSs in the open market or through privately negotiated transactions. As of February 28, 2026, we had repurchased a total of approximately $5.3 million of our ADSs (approximately 0.8 million ADSs) under this program from the open market.

The following table sets forth information regarding transactions completed under the share buyback programs for each of the specified periods.

				(d)
				Approximate
			(c) Total Number	Dollar Value of
			of ADSs	Shares That
	(a) Total		Purchased as	May Yet Be
	Number of	(b) Average Price	Part of Publicly	Purchased
	ADSs	Paid per	Announced Plans	Under the Plans
Period	Purchased	ADS	or Programs	or Programs
2024 Share Buyback Program:
December 10, 2024 to December 12, 2024	122,972	$6.77	122,972	$19,167,561
April 3, 2025 to April 30, 2025	609,619	$6.33	732,591	$15,312,474
November 20, 2025 to November 21, 2025	89,840	$6.97	822,431	$14,686,120

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

16.K. Cybersecurity

Risk Management and Strategy

To enhance information security, our company has collaborated with Deloitte Taiwan, a third-party consulting firm, for the fiscal year ended December 31, 2024 and 2025, to strengthen our risk management procedures. Currently, our company maintains the Risk Assessment Work Instructions, the Network and Communication Management Work Instructions, and the Emergency Response and Disaster Recovery Management Work Instructions. These guidelines enable the effective implementation of risk management and assessment strategies, network control measures, information security incident classification, and incident reporting procedures.

With the increasing frequency of cyberattacks, our company continues to strengthen its information security and risk management framework and conducts regular reviews of related governance structures and processes. To enhance the consistency of information security management, we commenced the implementation of the ISO/IEC 27001:2022 information security management standard during 2026 and are updating relevant policies, procedures, and controls accordingly. Our information technology (IT) department is led by a supervisor with more than 20 years of management experience. The department comprises professionals specializing in information security technology and software development. Security specialists within the department are responsible for implementing network security control measures, including firewall intrusion detection and prevention, internal and external network domain access control, regular antivirus software updates, physical management of information equipment, and periodic updates of IT hardware. These measures aim to ensure a secure R&D environment and mitigate operational risks.

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

In 2025, our company experienced no significant information security incidents. To further strengthen employees’ cybersecurity awareness, the company not only conducts cybersecurity awareness campaigns but also administers four cybersecurity assessments each year. All employees who participated in these assessments have successfully met the required standards, ensuring the effective implementation of our information security policies.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm.
(b)	Consolidated Statements of Financial Position as of December 31, 2024 and 2025.
(c)	Consolidated Statements of Profit or Loss for the years ended December 31, 2023, 2024 and 2025.
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2023, 2024 and 2025.
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2024 and 2025.
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025.
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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

4.1

Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016, 2nd Amended and Restated as of August 28th day, 2019, 3rd Amended and Restated as of August 16th day, 2022 and 4th Amended and Restated as of August 13th day, 2025. (Incorporated herein by reference to Exhibit 99.4 to the Registrant’s report of foreign private issuer on Form 6-k filed on June 13, 2025.)

4.2*

Agreement and Plan of Merger dated November 8, 2010 among Himax Display, Inc., Spatial Photonics, Inc. and Wen Hsieh. (Incorporated herein by reference to Exhibit 4.3 from our Annual Report on Form 20-F (file no. 000-51847) filed with the Securities and Exchange Commission on May 20, 2011.)

8.1	List of Subsidiaries.

11.2

Statement of Policy Concerning Insider Trading Policies. (Incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20 - F (file no. 000 - 51847) filed with the Securities and Exchange Commission on April 2, 2025.)

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

Date: March 27, 2026

HIMAX TECHNOLOGIES, INC.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Himax Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Himax Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 27, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment assessment of non-financial asset, excluding goodwill in the Wafer Level Optics cash generating unit

As discussed in Note 13 and 14 to the consolidated financial statements, the balance of other intangible assets and property, plant and equipment were $2,565 thousand and $120,031 thousand, respectively as of December 31, 2025, a portion of which related to the Wafer Level Optics cash generating unit (“CGU”). The Company’s non-financial assets excluding goodwill are reviewed at the reporting date to determine whether there is any indication of impairment. If any such indication exists, impairment assessment will be performed by comparing the carrying amount of the CGU with its recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. The value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

/s/ KPMG

Hsinchu, Taiwan

March 27, 2026

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2024 and 2025

(in thousands of US dollars)

		December 31,	December 31,
	Note	2024	2025
Assets
Current assets:
Cash and cash equivalents	6, 22	$218,148	257,504
Financial assets at amortized cost	7, 22	4,286	2,714
Financial assets at fair value through profit or loss	8, 22	2,140	26,004
Accounts receivable, net (including related parties)	10, 22, 25	236,813	200,876
Inventories	11	158,746	152,675
Income taxes receivable	22	726	492
Restricted deposit	16, 22, 26	503,700	568,200
Other receivable from related parties	22, 25	13	22
Other current assets	22	43,471	56,845
Total current assets		1,168,043	1,265,332

Financial assets at fair value through profit or loss	8, 22	23,554	26,516
Financial assets at fair value through other comprehensive income	9, 22	28,226	56,836
Equity method investments	12	8,571	10,212
Property, plant and equipment, net	14, 17, 26, 28, 29	121,280	120,031
Deferred tax assets	21	21,193	22,268
Goodwill	4(k)	28,138	28,138
Other intangible assets, net	13, 29	636	2,565
Restricted deposit	22, 26	31	—
Refundable deposits	22	221,824	185,247
Other non-current assets	18	18,025	17,875
		471,478	469,688
Total assets		$1,639,521	1,735,020

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2024 and 2025

(in thousands of US dollars)

		December 31,	December 31,
	Note	2024	2025
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	16, 22	$—	140
Current portion of long-term unsecured borrowings	17, 22, 26	6,000	6,000
Short-term secured borrowings	16, 22, 26	503,700	568,200
Accounts payable	22	113,203	138,683
Income taxes payable	21	9,514	14,357
Other payable to related parties	22, 25	—	364
Contract liabilities-current	28	10,622	3,322
Other current liabilities	14, 15, 22	63,595	68,443
Total current liabilities		706,634	799,509
Long-term unsecured borrowings	17, 22, 26	28,500	22,500
Deferred tax liabilities	21	564	727
Other non-current liabilities	14, 22	7,496	10,145
Total liabilities		743,194	832,881

Equity
Ordinary shares	20	107,010	107,010
Additional paid-in capital	20	115,376	115,850
Treasury shares		(5,546)	(9,760)
Accumulated other comprehensive income	20	8,621	36,704
Retained earnings		664,600	643,588
Equity attributable to owners of Himax Technologies, Inc.		890,061	893,392
Noncontrolling interests	20	6,266	8,747
Total equity		896,327	902,139
Total liabilities and equity		$1,639,521	1,735,020

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars, except per share data)

	Note	2023	2024	2025
Revenues:
Revenues from third parties, net		$945,309	906,737	832,070
Revenues from related parties, net		119	65	103
Total revenues	25, 28	945,428	906,802	832,173

Costs and expenses:
Cost of revenues	11, 18, 19, 25, 29	681,931	630,601	577,812
Research and development	18, 19, 25, 29	171,392	160,329	161,128
General and administrative	18, 19, 25, 29	25,037	24,121	25,715
Sales and marketing	18, 19, 25, 29	23,856	23,530	23,392

Total costs and expenses		902,216	838,581	788,047

Operating income		43,212	68,221	44,126

Non operating income (loss):
Interest income		8,746	9,907	9,842
Changes in fair value of financial assets at fair value through profit or loss	8, 22	1,655	1,363	1,472
Foreign currency exchange gains (losses), net		(768)	2,491	2,801
Finance costs		(6,080)	(4,014)	(3,491)
Share of losses of associates	12	(598)	(831)	(3,185)
Other gains (losses)	5	(1,932)	—	3,205
Other income		158	198	97
		1,181	9,114	10,741
Profit before income taxes		44,393	77,335	54,867
Income tax expense (benefit)	21	(5,028)	(2,435)	9,592
Profit for the year		49,421	79,770	45,275
Loss (profit) attributable to noncontrolling interests		1,195	(15)	(1,338)
Profit attributable to Himax Technologies, Inc. stockholders		$50,616	79,755	43,937

Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.15	0.23	0.13
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	4(r)	$0.14	0.23	0.13
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$0.29	0.46	0.25
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	4(r)	$0.29	0.46	0.25

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars)

	Note	2023	2024	2025
Profit for the year		$49,421	79,770	45,275
Other comprehensive income:
Items that will not be reclassified to profit or loss:	18, 20, 21
Remeasurements of defined benefit pension plans		10	—	—
Unrealized gain on financial assets at fair value through other comprehensive income		152	9,427	27,810
Income tax related to items that will not be reclassified subsequently		1	—	—
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences		(123)	(632)	264
Other comprehensive income for the year, net of tax		40	8,795	28,074
Total comprehensive income for the year		49,461	88,565	73,349
Total comprehensive income attributable to noncontrolling interests		1,193	(9)	(1,329)
Total comprehensive income attributable to Himax Technologies, Inc. stockholders		$50,654	88,556	72,020

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Balance at January 1, 2023	356,700	$107,010	112,249	(7,866)	(5,594)	(218)	679,125	892,572	1,249	893,821
Profit (loss) for the year	—	—	—	—	—	—	50,616	50,616	(1,195)	49,421
Other comprehensive income	—	—	—	—	—	38	—	38	2	40
Total comprehensive income for the year	—	—	—	—	—	38	50,616	50,654	(1,193)	49,461
Contributions by and distributions to owners
Declaration of cash dividends, $0.24 per share	—	—	—	—	—	—	(83,720)	(83,720)	—	(83,720)
Dividend Equivalents	—	—	—	—	—	—	(379)	(379)	—	(379)
Share-based compensation expenses	—	—	2,623	—	—	—	—	2,623	40	2,663
Restricted stock vested	—	—	(437)	615	437	—	—	—	—	—
	—	—	2,186	615	437	—	(84,099)	(81,476)	40	(81,436)
Changes in ownership interests
New shares issued by subsidiary	—	—	—	—	—	—	(5,098)	(5,098)	6,015	917
Purchase of subsidiaries shares from noncontrolling interest	—	—	—	—	—	—	(21)	(21)	12	(9)
Dilution gain of equity method investment	—	—	213	—	—	—	—	213	—	213
Acquired the controlling power from noncontrolling interest	—	—	—	—	—	—	—	—	811	811
Liquidation of financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(76)	(76)	—	(76)
	—	—	213	—	—	—	(5,195)	(4,982)	6,838	1,856
Balance at December 31, 2023	356,700	$107,010	114,648	(7,251)	(5,157)	(180)	640,447	856,768	6,934	863,702

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2023, 2024 and 2025

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars and shares, except per share data)

	Attributable to owners of Himax Technologies, Inc.
						Accumulated
	Ordinary shares		Additional	Treasury shares		other
			paid-in			comprehensive	Retained		Noncontrolling	Total
	Shares	Amount	capital	Shares	Amount	income	earnings	Total	interests	Equity
Profit for the year	—	—	—	—	—	—	43,937	43,937	1,338	45,275
Other comprehensive income	—	—	—	—	—	28,083	—	28,083	(9)	28,074
Total comprehensive income for the year	—	—	—	—	—	28,083	43,937	72,020	1,329	73,349
Contributions by and distributions to owners
Treasury shares acquired	—	—	—	(1,399)	(4,515)	—	—	(4,515)	—	(4,515)
Declaration of cash dividends, $0.185 per share	—	—	—	—	—	—	(64,492)	(64,492)	—	(64,492)
Dividend Equivalents	—	—	3	—	—	—	(101)	(98)	—	(98)
Dividend to noncontrolling interest from subsidiary	—	—	—	—	—	—	—	—	(442)	(442)
Share-based compensation expenses	—	—	689	—	—	—	—	689	41	730
Restricted stock vested	—	—	(301)	424	301	—	—	—	—	—
	—	—	391	(975)	(4,214)	—	(64,593)	(68,416)	(401)	(68,817)
Changes in ownership interests
New shares issued by subsidiary	—	—	(664)	—	—	—	(184)	(848)	1,508	660
Dilution gain of equity method investment	—	—	747	—	—	—	—	747	—	747
Purchase of subsidiaries shares from noncontrolling interest	—	—	—	—	—	—	(172)	(172)	45	(127)
	—	—	83	—	—	—	(356)	(273)	1,553	1,280
Balance at December 31, 2025	356,700	$107,010	115,850	(7,847)	(9,760)	36,704	643,588	893,392	8,747	902,139

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars)

	2023	2024	2025
Cash flows from operating activities:
Profit for the year	$49,421	79,770	45,275
Adjustments for:
Depreciation and amortization	20,322	22,354	22,549
Share-based compensation expenses	2,663	1,247	730
Loss (gains) on disposal and scrap of property, plant and equipment, net	(368)	4	10
Gains on disposal of land held for sale	—	—	(3,205)
Loss on re-measurement of the pre-existing relationships in a business combination	1,932	—	—
Changes in fair value of financial assets at fair value through profit or loss	(1,655)	(1,363)	(1,472)
Interest income	(8,746)	(9,907)	(9,842)
Finance costs	6,080	4,014	3,491
Income tax expense (benefit)	(5,028)	(2,435)	9,592
Share of losses of associates	598	831	3,185
Inventories write downs	21,540	13,551	17,087
Unrealized foreign currency exchange losses (gains)	624	(171)	264
	87,383	107,895	87,664
Changes in:
Accounts receivable (including related parties)	20,804	(40,738)	29,380
Inventories	132,090	45,011	(10,501)
Other receivable from related parties	5	56	(9)
Other current assets	(3,863)	3,941	(8,949)
Accounts payable (including related parties)	7,676	14,567	25,766
Other payable to related parties	(268)	(110)	364
Contract liabilities	(37,051)	45	1,098
Other current liabilities	1,246	(9,010)	15,545
Other non-current liabilities	(4,602)	(2,260)	(18)
Cash generated from operating activities	203,420	119,397	140,340
Interest received	8,567	9,732	9,386
Interest paid	(6,080)	(4,015)	(3,692)
Income tax paid	(53,066)	(9,138)	(6,007)
Net cash provided by operating activities	152,841	115,976	140,027

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2023, 2024 and 2025

(in thousands of US dollars)

	2023	2024	2025
Cash flows from investing activities:
Acquisitions of property, plant and equipment	$(23,378)	(13,054)	(20,125)
Proceeds from disposal of property, plant and equipment	111	—	—
Acquisitions of intangible assets	(115)	(153)	(397)
Acquisitions of financial assets at amortized cost	(6,911)	(11,236)	(6,217)
Proceeds from disposal of financial assets at amortized cost	3,099	19,457	7,803
Acquisitions of financial assets at fair value through profit or loss	(82,628)	(76,003)	(61,765)
Proceeds from disposal of financial assets at fair value through profit or loss	75,539	70,389	37,272
Acquisitions of financial assets at fair value through other comprehensive income	(1,379)	(17,164)	(3,300)
Proceeds from disposal of financial assets at fair value through other comprehensive income	99	—	—
Acquisition of a subsidiary, net of cash acquired (paid)	433	(5,416)	(584)
Proceeds from capital reduction of investment	360	338	—
Acquisitions of equity method investments	—	(1,236)	(1,470)
Decrease (increase) in refundable deposits	(56,933)	33,562	28,403
Releases of restricted deposit	—	—	31
Cash received in advance from disposal of land	2,821	—	—
Net cash used in investing activities	(88,882)	(516)	(20,349)
Cash flows from financing activities:
Purchase of treasury shares	—	(832)	(4,515)
Decrease (increase) in prepayments for purchase of treasury shares	—	(2,168)	515
Payments of cash dividends	(83,720)	(50,670)	(64,934)
Payments of dividend equivalents	(148)	(233)	(218)
Proceeds from issuance of new shares by subsidiaries	916	71	189
Purchases of subsidiary shares from noncontrolling interests	(9)	(190)	(127)
Proceeds from short-term unsecured borrowings	47,226	—	946
Repayments of short-term unsecured borrowings	(47,226)	—	(1,125)
Repayments of long-term unsecured borrowings	(6,000)	(6,000)	(6,416)
Proceeds from short-term secured borrowings	1,383,300	1,780,300	2,200,560
Repayments of short-term secured borrowings	(1,299,600)	(1,729,600)	(2,136,060)
Pledge of restricted deposit	(83,700)	(50,700)	(64,500)
Payment of lease liabilities	(4,830)	(5,032)	(3,160)
Guarantee deposits received (refunded)	200	(23,163)	(1,898)
Net cash used in financing activities	(93,591)	(88,217)	(80,743)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(200)	(844)	421
Net increase (decrease) in cash and cash equivalents	(29,832)	26,399	39,356
Cash and cash equivalents at beginning of year	221,581	191,749	218,148
Cash and cash equivalents at end of year	$191,749	218,148	257,504

The accompanying notes are an integral part of these consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

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

The consolidated financial statements were authorized for issuance by the Board of Directors on March 27, 2026.

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

For the years ended December 31, 2023, 2024 and 2025

Note 3.  Application of new and revised IFRS as issued by the IASB

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025

The Company believes that the adoption of the above amendments to IFRSs did not have a material impact on its consolidated financial statements.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying consolidated financial statements, the Company has not adopted the following IFRS Accounting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

Effective Date
New, Revised or Amended Standards and Interpretations	Announced by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Subsidiaries without Public Accountability: Disclosures” and amendments to IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(b)   List of Subsidiaries in the Consolidated Financial Statements

Following is general information about Himax Technologies, Inc.’s subsidiaries:

				Percentage of Ownership
			Jurisdiction of	December 31,	December 31,
Investor	Subsidiary	Main activities	Incorporation	2024	2025
Himax Technologies, Inc.	Himax Technologies Limited (“Himax Taiwan”)	IC design and sales	ROC	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Korea Ltd.	IC design and sales	South Korea	100.00%	100.00%
Himax Technologies, Inc.	Himax Technologies Japan Ltd.	Sales	Japan	100.00%	100.00%
Himax Technologies, Inc.	Himax Semiconductor (Hong Kong) Limited	Investments	Hong Kong	100.00%	100.00%
Himax Technologies, Inc.	Himax Imaging, Inc.	Investments	Cayman Islands	100.00%	100.00%
Himax Technologies, Inc.	Viewsil Microelectronics (Shanghai) Limited (“Viewsil”) (1)	IC design and sales	PRC	100.00%	100.00%
Viewsil Microelectronics (Shanghai) Limited	Viewsil Technology Limited	IC sales	British Virgin Islands	100.00%	100.00%
Himax Technologies Limited	Himax Technologies (Samoa), Inc.	Investments	Samoa	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Suzhou) Co., Ltd.	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies (Samoa), Inc.	Himax Technologies (Shenzhen) Co., Ltd.(1)	Sales and technical support	PRC	100.00%	100.00%
Himax Technologies Limited	Himax Display, Inc.	LCoS and MEMS design, manufacturing and sales	ROC	92.02%	92.02%
Himax Display, Inc.	Integrated Microdisplays Limited	LCoS design	Hong Kong	92.02%	92.02%
Himax Display, Inc.	Himax Display (USA) Inc.	LCoS and MEMS design, sales and technical support	Delaware, USA	92.02%	92.02%
Himax Technologies Limited	Himax Analogic, Inc.	IC design and sales	ROC	98.62%	99.89%
Himax Technologies Limited	Himax Imaging, Ltd. (“Imaging Taiwan”)	IC design and sales	ROC	98.64%	99.46%
Himax Imaging, Ltd.	Himax Imaging Corp.	IC design	California, USA	98.64%	99.46%
Himax Technologies Limited	Harvest Investment Limited	Investments	ROC	100.00%	100.00%
Himax Technologies Limited	Liqxtal Technology Inc.	Imaging and optical solutions provider	ROC	62.26%	59.50%
Liqxtal Technology Inc.	New Ken Technologies Co., Ltd. (2)	Imaging and optical solutions provider	ROC	—	59.50%
Himax Technologies Limited	Himax IGI Precision Ltd.	3D micro and nano structure mastering and prototype replication	Delaware, USA	100.00%	100.00%
Himax Technologies Limited	CM Visual Technology Corp.	Omniwide film products design and sales	ROC	77.63%	81.42%
Himax Technologies Limited	Solvanta Investment Limited	Investments	ROC	100.00%	100.00%
Solvanta Investment Limited	Solvanta Energy Limited	Renewable-energy based electricity distribution	ROC	100.00%	100.00%

Note (1):

On December 30, 2023, Himax Technologies, Inc. acquired the controlling interest in Viewsil and included it as the consolidated entity. Refer to Note 5 for further details. In addition, on November 22, 2024, Himax Technologies (Shenzhen) Co., Ltd. acquired the 51% of the outstanding voting shares of Viewsil, then the Company has 100% shareholdings in Viewsil. In April 2025, Viewsil changed its name from Viewsil Microelectronics (Kunshan) Limited as Viewsil Microelectronics (Shanghai) Limited.

Note (2):	New Ken Technologies Co., Ltd. was wholly acquired by Liqxtal Technology Inc. and becomes a subsidiary of the Company from November 4, 2025.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Principal Activities

The Company is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming TCON), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT applications. The Company optics technologies, such as wafer level optics, LCoS micro-displays and 3D sensing solutions, are critical enablers of facilitating emerging AR/VR technologies and other next-generation applications. Additionally, the Company designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage.

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

For the years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use which was calculated based on the cash flow forecast from the financial budgets covering the future five-year period with the terminal growth rate. The annual discount rate was 9.04% and 9.59% in its test of Goodwill impairment for Driver IC CGU as of December 31, 2024 and 2025, respectively, based on industry weighted average cost of capital. The annual discount rate for WLO CGU was 13.78% and 13.73% as of December 31, 2024 and 2025, respectively. The terminal growth rate, based on following 5 years average Taiwan economic growth rate published by International Monetary Fund, was 2.48% and 2.32% used in the test for both CGUs as of December 31, 2024 and 2025 respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

For the years ended December 31, 2023, 2024 and 2025, the Company did not recognize any impairment loss on goodwill.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(l)   Other Intangible Assets

Acquired intangible assets include patents, intellectual property and developed technology acquired in a business combination. These intangible assets are amortized on a straight-line basis over the following estimated useful lives: software 2-10 years, patents and intellectual property 10-15 years and technology 3-7 years.

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

Revenue is measured based on the consideration that the Company expects to be entitled in the transfer of goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Customers obtain control of the product when control is transferred, which may occur upon delivery of the goods or upon customer acceptance, depending on the terms of the arrangement. Invoices are generated at that point in time.

The Company’s revenue recognition from product sales is measured at the amount that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenue is reduced for estimated rebates and other similar allowances.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. South Korea and Japan are the only two countries which represent jurisdictions where the Company maintains subsidiaries’ operations and have already enacted tax legislation on December 31, 2023. The Company has evaluated the current tax impact to be immaterial for the year ended December 31, 2023, 2024 and 2025, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year Ended December 31,
	2023	2024	2025

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$50,616	79,755	43,937
Denominator for basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	348,990	349,593	349,034
Basic earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.15	0.23	0.13
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.29	0.46	0.25

Contingently issuable ordinary shares underlying the unvested RSUs granted to employees are included in the calculation of diluted earnings per ordinary share based on treasury stock method.

	Year Ended December 31,
	2023	2024	2025

Profits attributable to Himax Technologies, Inc. stockholders (in thousands)	$50,616	79,755	43,937
Denominator for diluted earnings per ordinary share:
Weighted average number of ordinary shares outstanding (in thousands)	348,990	349,593	349,034
Unvested RSUs (in thousands)	576	434	153
	349,566	350,027	349,187
Diluted earnings per ordinary share attributable to Himax Technologies, Inc. stockholders	$0.14	0.23	0.13
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders(1)	$0.29	0.46	0.25

Note (1):

As the Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009. The number of ADS equivalent outstanding is determined by dividing the number of ordinary shares by two. Therefore, the weighted average number of ADS equivalent outstanding used in basic earnings per ADS for 2023, 2024 and 2025 is 174,495 thousand, 174,796 thousand and 174,517 thousand, respectively. Additionally, the weighted average number of ADS equivalent outstanding used in diluted earnings per ADS for 2023, 2024 and 2025 is 174,783 thousand, 175,014 thousand and 174,593 thousand, respectively. The earnings per ADS is presented solely for the convenience of the reader and does not represent a measure under IFRS.

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

For the years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Note 6.  Cash and Cash Equivalents

	December 31,	December 31,
	2024	2025

	(in thousands)
Cash, demand deposits and checking accounts	$214,048	226,284
Time deposits with less than three months maturity date	4,100	31,220
	$218,148	257,504

Refer to Note 22 and Note 23 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2024 and 2025, no cash and cash equivalents were pledged with banks as collaterals.

Note 7.  Financial Assets at Amortized Cost

	December 31,	December 31,
	2024	2025

	(in thousands)
Time deposit with original maturities more than three months	$4,286	2,714

The financial assets at amortized cost are in China Yuan (CNY) and US dollar denominated time deposits with original maturities of more than three months and the expected holding period as of December 31, 2024 and 2025 is due in one year or less.

As of December 31, 2024 and 2025, no financial assets at amortized cost were pledged with banks as collaterals.

Note 8.  Financial Assets at Fair Value Through Profit or Loss

Following is a summary of financial assets at fair value through profit or loss as of December 31, 2024 and 2025:

	December 31,	December 31,
	2024	2025

	(in thousands)
Money market fund	$2,140	24,732
Equity securities-unlisted company	23,554	26,758
Warrant-unlisted company	—	1,030
	$25,694	52,520
Current	$2,140	26,004
Non-current	23,554	26,516
	$25,694	52,520

Net gain of $1,655 thousand, $1,363 thousand and $1,472 thousand, was recognized under changes in fair value of financial assets at fair value through profit or loss in the consolidated statement of profit or loss for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, no financial assets at fair value through profit or loss were pledged with banks as collaterals.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Note 9.  Financial Assets at Fair Value Through Other Comprehensive Income

The equity securities are held for long-term strategies and therefore are accounted for as FVTOCI. Capital reduction from equity security investments designated as at FVTOCI recognized for the years ended December 31, 2023, 2024 and 2025, were $99 thousand, nil and nil, respectively, all related to investments held at the end of the reporting period.

As of December 31, 2024 and 2025, no financial assets at fair value through other comprehensive income were pledged with banks as collaterals.

Note 10.  Accounts Receivable, net (including related parties)

	December 31,	December 31,
	2024	2025

	(in thousands)
Accounts receivable	$236,782	200,866
Accounts receivable from related parties	31	10
Less: Loss allowance	—	—
	$236,813	200,876

As of December 31, 2024 and 2025, the Company measures the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. To measure the expected credit losses, accounts receivable have been grouped based on the days past due, as well as incorporated forward looking information, including relevant industry information. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2024
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$235,882	0%	$—
Past due within 30 days	915	0%	—
Past due 31‑60 days	14	0%	—
Past due 61‑90 days	—	0%	—
Past due 91‑120 days	2	0%	—
Past due over 121 days	—	0%-100%	—
	$236,813		$—

	December 31, 2025
			Loss
	Carrying		allowance
	amount of	Weighted	for lifetime
	accounts	average loss	expected
	receivable	rate	credit
	(in thousands)		(in thousands)
Not past due	$200,298	0%	$—
Past due within 30 days	508	0%	—
Past due 31‑60 days	53	0%	—
Past due 61‑90 days	—	0%	—
Past due 91‑120 days	—	0%	—
Past due over 121 days	17	0%-100%	—
	$200,876		$—

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

There were no changes in loss allowance as of December 31, 2024 and 2025.

There were no activities in loss allowance for the years ended December 31, 2023, 2024 and 2025, respectively.

Note 11.  Inventories

	December 31,	December 31,
	2024	2025

	(in thousands)
Finished goods	$40,445	36,380
Work in process	77,244	88,192
Raw materials	40,767	27,976
Supplies	290	127
	$158,746	152,675

The amounts of inventories that were charged to cost of revenues were $660,391 thousand, $617,050 thousand and $560,725 thousand, for the years ended December 31, 2023, 2024 and 2025, respectively, and the charges for inventories written down to net realizable value amounted to $21,540 thousand, $13,551 thousand and $17,087 thousand, for the years ended December 31, 2023, 2024 and 2025, respectively, which were also included in cost of revenues.

As of December 31, 2024 and 2025, none of the Company’s inventories was pledged as collateral.

Note 12.  Equity Method Investments

Associates consisted of the following:

			December 31, 2024		December 31, 2025
		Place of
		Incorporation
	Principal	and	Carrying	Holding	Carrying	Holding
Name of Associate	Activities	Operation	amount	%	amount	%
			(in thousands)		(in thousands)
Ganzin Technology Corp.	Eye tracking chip and module	Taipei, Taiwan	$—	31.21	$—	27.55
Iris Optronics Co., Ltd.	E-paper manufacturing and sales	Tainan, Taiwan	21	4.52	184	3.77
Guangzhou Pixtalks Information Technology Co., Ltd.	3D structured light module	Guangzhou, China	209	29.50	219	29.50
Prilit Optronics, Inc.	LCD panel components manufacturing	Tainan, Taiwan	2,505	14.95	2,099	14.95
Tilt Five, Inc.	Develops of Augmented Reality technology	Delaware, USA	5,836	21.99	4,648	21.99
Calumino Pty Limited	Develops of thermal sensing technology	Sydney, Australia	—	—	3,062	13.07
			$8,571		$10,212

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates:

	For the year ended December 31,
	2023	2024	2025

	(in thousands)
The Company’s share of losses of associates	$(598)	(831)	(3,185)
The Company’s share of other comprehensive income of associates	$20	(146)	108
The Company’s share of total comprehensive income of associates	$(578)	(977)	(3,077)

The Company has not recognized losses of $691 thousand and $260 thousand in relation to its interest in Ganzin Technology Corp. for the year ended December 31, 2023 and 2024, respectively, because the Company has no obligation in respect of the losses. As of December 31, 2024, the cumulative unrecognized losses in relation to the Company’s interest in Ganzin Technology Corp. was $1,277 thousand.

As of December 31, 2024 and 2025, none of the Company’s equity method investments was pledged as collateral.

Note 13.  Other Intangible Assets

	Technology	Software	Others	Total

	(in thousands)
Cost
Balance at January 1, 2024	$6,889	6,082	1,172	14,143
Additions	—	153	—	153
Disposals	—	(190)	—	(190)
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2024	6,889	6,042	1,172	14,103
Acquisitions through business combinations	799	89	—	888
Reclassified from other current assets	—	2,191	—	2,191
Additions	—	397	—	397
Disposals	—	(8)	—	(8)
Effect of exchange rate changes	—	1	—	1
Balance at December 31, 2025	$7,688	8,712	1,172	17,572

Accumulated Amortization
Balance at January 1, 2024	$6,889	5,801	637	13,327
Amortization for the year	—	214	119	333
Disposals	—	(190)	—	(190)
Effect of exchange rate changes	—	(3)	—	(3)
Balance at December 31, 2024	6,889	5,822	756	13,467
Amortization for the year	44	1,433	68	1,545
Disposals	—	(8)	—	(8)
Effect of exchange rate changes	—	3	—	3
Balance at December 31, 2025	$6,933	7,250	824	15,007

Carrying amounts
At December 31, 2024	$—	220	416	636
At December 31, 2025	$755	1,462	348	2,565

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Other intangible assets were amortized on a straight-line basis over their estimated useful lives as follows:

Technology	3-7	years
Software	2-10	years
Others	7-15	years

Note 14.  Property, Plant and Equipment

(a)

							Prepayments
							for purchase
				Research	Office		of equipment
		Building		and	furniture		and
		and		development	and		construction
	Land	improvements	Machinery	equipment	equipment	Others	in progress	Total

	(in thousands)
Cost
Balance at January 1, 2024	$37,653	77,782	94,732	50,233	14,991	50,772	4,428	330,591
Additions	—	651	2,210	5,998	739	4,844	2,028	16,470
Transfers	—	1,610	656	28	—	453	(2,870)	(123)
Disposals	—	(15)	(1,034)	(185)	(195)	(13,596)	—	(15,025)
Effect of exchange rate changes	—	—	—	(7)	(51)	(157)	—	(215)
Balance at December 31, 2024	37,653	80,028	96,564	56,067	15,484	42,316	3,586	331,698
Acquisitions through business combinations	162	55	101	—	17	31	—	366
Additions	—	483	1,551	6,414	1,116	5,362	7,027	21,953
Transfers	—	—	939	—	—	—	(939)	—
Disposals	—	—	(59)	(245)	(168)	(11,322)	—	(11,794)
Effect of exchange rate changes	(3)	(2)	(12)	3	39	106	(1)	130
Balance at December 31, 2025	$37,812	80,564	99,084	62,239	16,488	36,493	9,673	342,353

Accumulated Depreciation
Balance at January 1, 2024	$—	37,300	72,261	43,850	12,669	34,402	—	200,482
Depreciation for the year	—	4,394	6,863	3,823	1,018	5,923	—	22,021
Disposals	—	(15)	(1,034)	(185)	(195)	(10,504)	—	(11,933)
Effect of exchange rate changes	—	(1)	—	(6)	(43)	(102)	—	(152)
Balance at December 31, 2024	—	41,678	78,090	47,482	13,449	29,719	—	210,418
Depreciation for the year	—	4,392	4,856	5,672	985	5,099	—	21,004
Disposals	—	—	(59)	(245)	(168)	(8,726)	—	(9,198)
Effect of exchange rate changes	—	(2)	(10)	3	35	72	—	98
Balance at December 31, 2025	$—	46,068	82,877	52,912	14,301	26,164	—	222,322

Carrying amounts
At December 31, 2024	$37,653	38,350	18,474	8,585	2,035	12,597	3,586	121,280
At December 31, 2025	$37,812	34,496	16,207	9,327	2,187	10,329	9,673	120,031

Others in property, plant and equipment includes mold equipment, leasehold improvements, right-of-use assets and other equipment.

The Company incurred non-cash capital expenditures of $3,086 thousand, $3,121 thousand and $3,296 thousand in the years ended December 31, 2023, 2024 and 2025.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

The above items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	25 years
Building improvements	4-16 years
Machinery	4-10 years
Research and development equipment	2-6 years
Office furniture and equipment	3-8 years
Others	2-15 years

For the years ended December 31, 2023, 2024 and 2025, the Company did not recognize any impairment loss on property, plant and equipment.

Information on property, plant and equipment that were pledged to bank as collateral is provided in Note 26.

(b)   Lease Arrangements

(i)    Right-of-use assets

Addition to right-of-use assets during 2024 and 2025 were $2,113 thousand and $839 thousand, respectively. The carrying amounts of right-of-use assets for offices and buildings lease included in Others in property, plant and equipment was $8,368 thousand and $4,125 thousand as of December 31, 2024 and 2025, respectively. Depreciation expense of right-of-use assets amounted to $4,609 thousand, $4,178 thousand and $2,519 thousand in 2023, 2024 and 2025, respectively.

(ii)    Lease liabilities

	December 31,	December 31,
	2024	2025

	(in thousands)
Current portion (classified under other current liabilities)	$3,708	1,752
Non-current portion (classified under other non-current liabilities)	3,452	2,466
	$7,160	4,218

(iii)    Additional lease information

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Expenses relating to short-term leases	$73	65	54
Expenses relating to low-value asset leases	$368	246	211
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$2,195	2,739	2,438

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2024	2025

	(in thousands)
Balance at beginning of year	$11,380	7,160
Change from financing activities:
Payment of lease liabilities	(5,032)	(3,160)
Total change from financing activities	(5,032)	(3,160)
Other changes:
New lease	1,758	840
Interest expense	216	160
Interest paid	(216)	(160)
Lease modifications	(1,624)	(1,577)
Effect of exchange rate changes	678	955
Total liability-related other changes	812	218
Balance at end of year	$7,160	4,218

Note 15.  Other Current Liabilities

	December 31,	December 31,
	2024	2025

	(in thousands)
Accrued payroll and related expenses	$17,139	14,370
Accrued mask, mold fees and other expenses for RD	10,651	17,352
Received in advance from disposal of land	7,383	—
Accrued software maintenance	7,215	8,323
Lease liabilities	3,708	1,752
Payable for purchases of building and equipment	3,160	3,336
Allowance for sales return and discounts	207	588
Provision on onerous inventory contract	138	2,550
Accrued insurance, welfare expenses, professional fee and others	13,994	20,172
	$63,595	68,443

The activity in the sales return and discounts is as follows:

Allowance for sales return and discounts

	Balance at			Balance at
	beginning	Charges to	Amounts	end of
Period	of year	earnings	utilized	year

	(in thousands)
Year 2023	$2,180	20,429	(22,057)	552
Year 2024	$552	12,879	(13,224)	207
Year 2025	$207	11,400	(11,019)	588

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Note 16.  Short-Term Borrowings

	December 31,	December 31,
	2024	2025

	(in thousands)
Unsecured borrowings	$—	140
Secured borrowings	$503,700	568,200
Unused credit lines	$258,917	258,623
Interest rate	0.3%~0.35%	0.3%~2.22%

As of December 31, 2024 and 2025, cash and time deposits totaling $503,700 thousand and $568,200 thousand are pledged as collateral, respectively.

As of December 31, 2025, unused credit lines will expire between January 2026 and October 2026. Among the unused credit lines, $110,729 thousand will expire before the end of March 2026, and $163,300 thousand belonging to the parent company, Himax Technologies, Inc., needs to be secured with equal amount of cash and time deposits when borrowing money from banks.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Unsecured	Secured
	borrowings	borrowings

	(in thousands)
January 1, 2024	$—	453,000
Change from financing activities:
Proceeds from borrowings	—	1,780,300
Repayments of borrowings	—	(1,729,600)
Total changes from financing activities	—	50,700
December 31, 2024	—	503,700
Change from financing activities:
Acquisitions through business combinations	325	—
Proceeds from borrowings	946	2,200,560
Repayments of borrowings	(1,125)	(2,136,060)
Effect of exchange rate changes	(6)	—
Total changes from financing activities	140	64,500
December 31, 2025	$140	568,200

Note 17.  Long-Term Borrowings

	December 31,	December 31,
	2024	2025

	(in thousands)
Unsecured borrowings	$34,500	28,500
Less: current portion	(6,000)	(6,000)
Total	$28,500	22,500
Unused long-term credit lines	$140,000	138,000
Interest rate	5.39%-5.43%	4.52%-4.53%
Duration	2020/8/4~ 2030/9/2	2020/8/4~ 2030/9/2

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

The Company entered into unsecured borrowings with Chang Hwa Bank, in the amount of $40,000 thousand on August 4, 2020 and $20,000 thousand on September 2, 2020, respectively, with a term of ten years. Funding from long-term unsecured borrowings was used to repay the existing debts of financial institutions and broaden the Company’s working capital.

As of December 31, 2024 and 2025, for enhancing the guaranty, land and building and improvements totaling $59,964 thousand and $56,738 thousand are pledged as collateral. Please refer to Note 26.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	Year ended December 31,
	2024	2025

	(in thousands)
Balance at beginning of year	$40,500	34,500
Change from financing activities:
Acquisitions through business combinations	—	422
Proceeds from borrowings	—	—
Repayments of borrowings	(6,000)	(6,416)
Effect of exchange rate changes	—	(6)
Total changes from financing activities	(6,000)	(6,000)
Balance at end of year	$34,500	28,500

Note 18.  Employee benefits

1.	Defined benefit plans

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

As of December 31, 2025, the fair value of the plan assets deposited in the Committee’s name in the Bank of Taiwan was approximately $5.1 million and the present value of the defined benefit obligation was approximately $3 million. The Company’s employees’ retirement reserve has reached the point of supporting employees’ retirement funds, so the Company applied to the Labor Affairs Bureau of Tainan City Government to suspend contributions, which was approved. There have not been any significant market fluctuation, reduction, repayment, or other significant one-off events during the current fiscal year.

2.	Defined contribution plans

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expenses recognized in 2023, 2024 and 2025, based on the contribution called for were $3,922 thousand, $3,864 thousand and $4,097 thousand, respectively.

The Company established a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the service requirement. The Company’s contribution to the plan may be made at the discretion of the board of directors. Expenses recognized in 2023, 2024 and 2025, based on the contribution called for were $68 thousand, $80 thousand and $89 thousand, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Company has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities. Expenses recognized based on this plan were $2,390 thousand, $2,588 thousand and $2,737 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

Other foreign subsidiaries recognized pension expenses of $221 thousand, $221 thousand and $223 thousand for the years ended December 31, 2023, 2024 and 2025, respectively, for the defined contribution plans based on their respective local government regulations.

3.	Cash award

On September 26, 2023, September 26, 2024, and September 25, 2025, the Company’s compensation committee granted annual bonuses by cash payouts totaling $729 thousand, $1,035 thousand and $269 thousand, respectively to the Company’s employees among which $187 thousand, $164 thousand and $122 thousand, respectively was immediately vested on the grant date. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

The amounts of cash award expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Cost of revenues	$174	60	—
Research and development	15,273	6,193	1,211
General and administrative	1,401	546	102
Sales and marketing	2,797	1,086	346
Total compensation	$19,645	7,885	1,659
Income tax benefit	$4,167	1,770	350

Note 19. Share-Based Compensation

The amounts of share-based compensation expenses included in applicable costs of revenues and expense categories and related tax effects are summarized as follows:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Cost of revenues	$157	173	89
Research and development	9,414	9,819	6,461
General and administrative	1,108	891	621
Sales and marketing	1,453	1,435	927
Total compensation	$12,132	12,318	8,098
Income tax benefit	$2,545	2,605	1,738

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(a)	Long-term Incentive Plan

On September 7, 2011, the Company’s shareholders approved a long-term incentive plan. The amended and restated plan was amended and restated by extending its duration to September 6, 2030, which was approved by the Company’s shareholders at the annual general meeting held on August 13, 2025. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents two ordinary shares of the Company.

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

On September 25, 2025, the Company’s compensation committee made grants of 862,516 RSUs to the Company’s employees. The vesting schedule for the RSUs is as follows: 98.74% of the RSUs grant vested immediately on the grant date which was settled by cash amounting to $7,368 thousand, a subsequent 0.42% will vest on each of September 30, 2026, 2027 and 2028 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

On November 9, 2022, the Company’s compensation committee made the unvested RSUs generally include forfeitable dividend-equivalent rights, which entitle holders of RSUs to the same dividend value per share as holders of common stock. The dividend-equivalent rights are subject to the same vesting and other terms and conditions as the underlying RSUs.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of ADS (one ADS represents two ordinary shares) underlying the RSUs granted on the date of grant, which were $3.44 per ADS, $10.39 per ADS, $5.09 per ADS, $5.68 per ADS, $5.68 per ADS and $8.65 per ADS on September 28, 2020, September 28, 2021, September 28, 2022, September 26, 2023, September 26, 2024, and September 25, 2025, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value
Balance at January 1, 2023	792,209	6.71
Granted	1,710,607	5.68
Vested	(1,974,496)	5.91
Forfeited	(2,355)	9.81
Balance at December 31, 2023	525,965	6.36
Granted	2,014,386	5.68
Vested	(2,261,433)	5.88
Forfeited	(5,307)	7.33
Balance at December 31, 2024	273,611	5.29
Granted	862,516	8.65
Vested	(1,063,725)	7.96
Forfeited	(3,588)	5.09
Balance at December 31, 2025	68,814	6.14

As of December 31, 2025, the total compensation cost related to the unvested RSUs not yet recognized was $423 thousand. The weighted-average period over which it is expected to be recognized is 1.69 years.

In 2023, 2024 and 2025, the Company settled RSUs release with shares buyback of 615,052 shares, 624,670 shares and 423,918 shares, respectively.

The allocation of compensation expenses and related tax effects from the RSUs granted to employees under the long-term incentive plan are summarized as follows:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Cost of revenues	$153	167	86
Research and development	9,353	9,751	6,427
General and administrative	1,108	891	620
Sales and marketing	1,449	1,430	924
Total compensation	$12,063	12,239	8,057
Income tax benefit	$2,545	2,605	1,738

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(b)	Employee stock options
(i)	On March 19, 2021, board of directors of CM Visual Technology Corp. approved a plan to grant stock options, the 2021 plan, to certain employees. This plan authorizes grants to purchase up to 3,000,000 shares of CM Visual Technology Corp. authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.36). In addition, on December 28, 2023, board of directors of CM Visual Technology Corp. approved another a plan to grant stock options, the 2023 plan, to certain employees. This plan authorizes grants to purchase up to 1,500,000 shares of CM Visual Technology Corp. authorized but unissued ordinary shares. The exercise price was NT$10 (US$0.32).

The 2021 plan and 2023 plan both have four years contractual life and three years vesting period. Based on the vesting schedule, 50% of the options vest one and half years after the date of grant and 50% of the options vest three years after the date of grant.The Company recognized compensation expenses of $69 thousand, $79 thousand and $39 thousand in 2023, 2024 and 2025, respectively. Such compensation expense was recorded as cost of revenues, sales and marketing expenses and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the years ended December 31, 2023, 2024 and 2025, respectively.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2023	2,291,000	$0.36	2.5
Granted	288,000	0.33
Exercised	—	—
Effect of capital reduction	(1,289,500)	0.36
Forfeited	—	—
Balance at December 31, 2023	1,289,500	0.50	1.5
Granted	1,201,000	0.32
Exercised	—	—
Forfeited	(138,000)	0.47
Balance at December 31, 2024	2,352,500	0.41	1.8
Granted	20,000	0.34
Exercised	—	—
Forfeited	(55,000)	0.41
Balance at December 31, 2025	2,317,500	0.41	1.3
Exercisable at December 31, 2025	1,722,000	0.44	1.0

(ii)

On October 29, 2025, board of directors of Liqxtal Technology Inc. approved a plan to grant stock options, the 2025 plan, to certain employees. This plan authorizes grants to purchase up to 800,000 shares of Liqxtal Technology Inc.’ authorized but unissued ordinary shares. The exercise price was NT$20 (US$0.65).

The 2025 plan has three-year vesting period, 30%, 30% and 40% of each grant will be vested subsequent to the first, second, and third anniversary of the grant date, respectively. The Company recognized compensation expenses of $2 thousand in 2025. Such compensation expense was recorded as general and administrative expense and research and development expenses in the consolidated statements of income. There was no income tax benefit realized in the consolidated statements of income for employee stock options for the year ended December 31, 2025.

The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Liqxtal Technology Inc. uses the simplified method to estimate the expected term of the options as it does not have sufficient historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Liqxtal Technology Inc.’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the interest rates of 3 years ROC central government bond at the time of grant.

2025 plan
Valuation assumptions:
Expected dividend yield	13.76%
Expected volatility	44.08%
Expected term (years)	3.05
Risk-free interest rate	1.1815%

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number	exercise	contractual
	of shares	price	term
Balance at January 1, 2025	—	$—	—
Granted	681,000	0.65	—
Exercised	—	—	—
Forfeited	—	—	—
Balance at December 31, 2025	681,000	0.65	3.92
Exercisable at December 31, 2025	—	—	—

Note 20.  Equity

(a)	Ordinary Shares

The Company’s authorized ordinary shares, with par value of $0.3 per share, were 1,000,000,000 shares at December 31, 2024 and 2025.

In accordance with the Company’s board of director’s resolution on December 4, 2024, the Company authorized a share buyback program. The program allows the Company to repurchase up to $20 million of the Company’s ADSs. The Company repurchased $5.3 million or 822,431 ADSs in the open market at an average price of $6.46 per ADS as of December 31, 2025.

The Company’s issued and fully paid ordinary shares, with par value of $0.3 per share, were 356,699,482 shares at December 31, 2024 and 2025. The outstanding ordinary shares were 349,826,828 shares and 348,851,828 shares at December 31, 2024 and 2025, respectively. 6,872,654 treasury shares and 7,847,654 treasury shares were held by the Company as of December 31, 2024 and 2025, respectively.

The Company’s ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “HIMX” in the form of ADSs and two ordinary shares represent one ADS with effect from August 10, 2009.

(b)	Additional Paid-in Capital

Balance of additional paid-in capital as of December 31, 2024 and 2025 were as follows:

	December 31,	December 31,
	2024	2025

	(in thousands)
From ordinary shares	$93,341	93,341
From treasury shares	5,864	5,563
From share-based compensation	14,509	15,201
From share of changes in equities of associates and subsidiaries	1,662	1,745
	$115,376	115,850

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(c)	Earnings distribution

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

The accumulated legal and special reserve provided by Himax Taiwan as of December 31, 2024 and 2025 amounted to $159,580 thousand and $167,891 thousand, respectively.

For the year ended December 31, 2025, the Company declared the cash dividend of $0.185 per share, totaling $64,492 thousand, and was paid on July 11, 2025.

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income, net of tax, are as follows:

		Unrealized	Defined	Accumulated
	Foreign	gains	benefit	other
	currency	(losses) on	pension	comprehensive
	translation	securities	plans	income

	(in thousands)
Beginning balance, January 1, 2023	$(101)	(906)	789	(218)
Exchange differences arising on translation of foreign operations	(123)	—	—	(123)
Changes in fair value of financial assets	—	152	—	152
Remeasurement of defined benefit pension plans	—	—	9	9
Ending balance, December 31, 2023	(224)	(754)	798	(180)
Exchange differences arising on translation of foreign operations	(626)	—	—	(626)
Changes in fair value of financial assets	—	9,427	—	9,427
Remeasurement of defined benefit pension plans	—	—	—	—
Ending balance, December 31, 2024	(850)	8,673	798	8,621
Exchange differences arising on translation of foreign operations	273	—	—	273
Changes in fair value of financial assets	—	27,810	—	27,810
Remeasurement of defined benefit pension plans	—	—	—	—
Ending balance, December 31, 2025	$(577)	36,483	798	36,704

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(e)	Noncontrolling interest

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Balance at the beginning of year	$1,249	6,934	6,266
Equity attributable to non-controlling interests
Profit (Loss) for the year	(1,195)	15	1,338
Remeasurement of defined benefit pension plans	2	—	—
Share-based compensation expenses	40	78	41
New shares issued by subsidiaries	6,015	9	1,508
Dividend to noncontrolling interest from subsidiary	—	—	(442)
Acquired the controlling power from noncontrolling interest	811	—	—
Purchase of subsidiaries shares from noncontrolling interest	12	(764)	45
Exchange differences arising on translation of foreign operations	—	(6)	(9)
Balance at the end of year	$6,934	6,266	8,747

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

(a)	Income tax expense (benefit) recognized in profit or loss for the years ended December 31, 2023, 2024 and 2025 consists of the following:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Current tax expense
Current period	$155	5,459	11,054
Adjustment for prior periods	(2,614)	(942)	(550)
	(2,459)	4,517	10,504

Deferred tax expense
Origination and reversal of temporary differences	2,436	(1,590)	(1,691)
Investment tax credits and operating loss carryforward	(5,005)	(5,362)	779
	(2,569)	(6,952)	(912)
Total income tax expense (benefit)	$(5,028)	(2,435)	9,592

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2023, 2024 and 2025 consist of the following:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	$(1)	—	—

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(c)

Reconciliation of the expected income tax expense computed based on the ROC statutory income tax rate of 20% compared with the actual income tax expense as reported in the consolidated statements of profit or loss for the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

	Years ended December 31,
	2023		2024		2025
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$44,393		$77,335		$54,867
Income tax expense calculated at the statutory rate	20.0%	8,879	20.0%	15,467	20.0%	10,973
Tax on undistributed earnings	4.4%	1,931	4.7%	3,602	3.1%	1,720
Tax benefit resulting from setting aside legal reserve from prior year’s income	(2.9)%	(1,267)	(0.3)%	(245)	(0.8)%	(440)
Increase in tax credits	(22.2)%	(9,864)	(11.2)%	(8,627)	(8.7)%	(4,749)
Effect of change of unrecognized deductible temporary differences and tax losses carryforwards	9.3%	4,127	5.5%	4,237	2.7%	1,467
Net of non-taxable income and non-deductible expense	(16.0)%	(7,090)	(19.3)%	(14,910)	2.2%	1,206
Changes in unrecognized tax benefits	(3.1)%	(1,380)	(4.0)%	(3,127)	(2.5)%	(1,378)
Foreign tax rate differential	1.7%	752	2.8%	2,177	1.7%	942
Variance from audits, amendments and examinations of prior years’ income tax filings	(3.0)%	(1,347)	(0.9)%	(697)	(0.2)%	(110)
Others	0.5%	231	(0.4)%	(312)	—	(39)
Income tax expense (benefit)		$(5,028)		$(2,435)		$9,592
Effective tax rate	(11.3)%		(3.1)%		17.5%

(d)	As of December 31, 2024 and 2025, the components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2024	2025

	(in thousands)
Deferred tax assets:
Inventory	$5,051	6,014
Tax credit carryforwards	10,367	9,437
Accrued compensated absences	1,028	1,152
Allowance for sales discounts	2,374	2,836
Depreciation	1,286	1,422
Operating loss carryforwards	—	151
Others	1,087	1,256
	$21,193	22,268

Deferred tax liabilities:
Remeasurement of defined benefit plans	$(240)	(243)
Unrealized foreign exchange gain	(264)	(232)
Acquired intangible assets	—	(151)
Others	(60)	(101)
	$(564)	(727)

As of December 31, 2025, the Company has not provided for income taxes on undistributed earnings of approximately $1,589,949 thousand of its foreign subsidiaries since the Company has specific plans to reinvest these earnings indefinitely. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. This amount becomes taxable when the ultimate parent company, Himax Technologies, Inc., executes other investments, share buybacks or shareholder dividends to be funded by cash distribution by its foreign subsidiaries. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings because of the complexities of the hypothetical calculation.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(e)	Changes in deferred tax assets and liabilities were as follows:

			Recognized			Recognized
		Recognized	in other		Recognized	in other
	January 1,	in profit or	comprehensive	December 31,	in profit or	comprehensive	December 31,
	2024	loss	income	2024	loss	income	2025

	(in thousands)
Inventory	$4,696	355	—	5,051	963	—	6,014
Tax credit carryforwards	5,005	5,362	—	10,367	(930)	—	9,437
Accrued compensated absences	941	87	—	1,028	124	—	1,152
Allowance for sales discounts	1,902	472	—	2,374	462	—	2,836
Depreciation	1,149	137	—	1,286	136	—	1,422
Operating loss carryforwards	—	—	—	—	151	—	151
Unrealized foreign exchange loss	(261)	(3)	—	(264)	32	—	(232)
Remeasurement of defined benefit plans	(254)	14	—	(240)	(3)	—	(243)
Acquired intangible assets	—	—	—	—	(151)	—	(151)
Others	498	529	—	1,027	128	—	1,155
Total	$13,676	6,953	—	20,629	912	—	21,541

(f)	Unrecognized Deferred Tax Assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31,	December 31,
	2024	2025

	(in thousands)
Unused tax credits	$1,560	1,560
Unused operating loss carryforwards-statutory tax	202,550	194,595
Unused operating loss carryforwards-undistributed earnings tax	284,914	303,826
Others	17,422	15,637
	$506,446	515,618

As of December 31, 2025, the unused investment tax credits with its expiration year from 2026 to 2034 from US operations were $1,560 thousand.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

As of December 31, 2025, the expiration period for abovementioned unrecognized deferred tax assets of unused operating loss carryforwards for statutory tax were as follows:

		Unrecognized
	Deductible amount	deferred tax assets	Expiration year

	(in thousands)
Taiwan operations	$96,971	$19,394	2026~2030
	81,036	16,207	2031~2035
Hong Kong operations	1,821	150	Indefinitely
US operations	14,767	3,950	2026~Indefinitely
		$39,701

(g)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the ROC tax authorities through 2023. The income tax returns of 2024 for all Taiwan subsidiaries are open to examination by the ROC tax authorities. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2025.

Note 22.  Financial Instruments

(a)	Categories of financial instruments
(i)	Financial assets

	December 31,	December 31,
	2024	2025

	(in thousands)
Financial assets measured at fair value through profit or loss (including current and noncurrent)	$25,694	52,520
Financial assets measured at fair value through other comprehensive income	28,226	56,836
Measured at amortized cost:
Cash and cash equivalents	218,148	257,504
Financial assets at amortized cost	4,286	2,714
Accounts receivable and other receivables (including related parties)	242,491	203,115
Restricted deposit (including current and noncurrent)	503,731	568,200
Refundable deposits (including current and noncurrent)	232,349	203,982
Subtotal	1,201,005	1,235,515
Total	$1,254,925	1,344,871

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(ii)	Financial liabilities

	December 31,	December 31,
	2024	2025

	(in thousands)
Measured at amortized cost:
Short-term unsecured borrowings	$—	140
Short-term secured borrowings	503,700	568,200
Accounts payables and other payables (including related parties)	160,940	197,430
Long-term unsecured borrowings (including current portion)	34,500	28,500
Lease liabilities (including current and noncurrent)	7,160	4,218
Guarantee deposits	1,006	1,005
Total	$707,306	799,493

(b)	Liquidity risk

The following, except for payables (including related parties) that are repayable within a year, are the contractual maturities of financial liabilities, including estimated interest payments of unsecured borrowings, secured borrowings and lease liabilities.

	Contractual	Within 6	6‑12			Over 5
(in thousands)	cash flows	months	months	1‑2 years	2‑5 years	years
December 31, 2024
Non-derivative financial liabilities
Short-term secured borrowings	$504,061	504,061	—	—	—	—
Long-term unsecured borrowings (including current portion)	40,745	4,079	3,944	7,591	20,527	4,604
Lease liabilities	7,449	2,788	1,062	1,621	1,978	—
Guarantee deposits	1,006	1,006	—	—	—	—
	$553,261	511,934	5,006	9,212	22,505	4,604
December 31, 2025
Non-derivative financial liabilities
Short-term unsecured borrowings	$140	140	—	—	—	—
Short-term secured borrowings	568,518	568,518	—	—	—	—
Long-term unsecured borrowings (including current portion)	31,556	3,605	3,547	6,880	17,524	—
Lease liabilities	4,386	989	859	1,385	1,153	—
Guarantee deposits	1,005	1,005	—	—	—	—
	$605,605	574,257	4,406	8,265	18,677	—

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(c)	Currency risk

i.    Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	December 31, 2024			December 31, 2025
	Foreign	Exchange	Functional	Foreign	Exchange	Functional
(in thousands)	currency	rate	currency	currency	rate	currency
Financial assets
Monetary items
NTD	235,638	32.785	7,187	409,509	31.43	13,029
CNY	38,575	7.1884	5,366	21	7.0288	3
JPY	352,275	156.1934	2,255	9,400	156.5239	60
Financial liabilities
Monetary items
NTD	1,246,126	32.785	38,010	1,472,661	31.43	46,855
JPY	375,040	156.1934	2,401	1,249	156.5239	8

ii.    Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, other receivable, accounts payable, other payable and lease liabilities that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against the New Taiwan Dollars (NTD), CNY and JPY at December 31, 2024 and 2025, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $2,560 thousand and $3,377 thousand, respectively.

iii.    Interest rate risk

The Company’s short-term unsecured borrowings, secured borrowings and long-term unsecured borrowings carried floating interest rates and fixed interest rates. The Company’s exposure to changes in interest rates is mainly from floating-rate borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

The following sensitivity analysis is determined based on the exposure to interest rate risk. For floating-rate debts, the analysis assumes that the balances of outstanding debts at the end of the reporting period had been outstanding for the entire year.

For the Company’s floating-rate debts, assuming all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2024 and 2025 by $86 thousand and $71 thousand, respectively.

(d)	Fair value information

i.    Financial instruments not measured at fair value

The Company considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

ii.    Financial instruments measured at fair value

(1)   Fair value hierarchy

	December 31, 2024
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$2,140	2,140	—	—	2,140
Equity securities-unlisted company	23,554	—	—	23,554	23,554
Subtotal	25,694	2,140	—	23,554	25,694
Financial assets measured at fair value through other comprehensive income
Equity securities-listed company	27,932	3,774	24,158	—	27,932
Equity securities-unlisted company	294	—	—	294	294
Total	$53,920	5,914	24,158	23,848	53,920

	December 31, 2025
	Carrying	Fair Value
(in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Money market fund	$24,732	24,732	—	—	24,732
Equity securities-unlisted company	26,758	—	—	26,758	26,758
Warrant-unlisted company	1,030	—	—	1,030	1,030
Subtotal	52,520	24,732	—	27,788	52,520
Financial assets measured at fair value through other comprehensive income
Equity securities-listed company	56,212	7,278	48,934	—	56,212
Equity securities-unlisted company	624	—	—	624	624
Total	$109,356	32,010	48,934	28,412	109,356

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

The fair value of equity securities-unlisted company is determined by reference to market valuations for similar operating entities quoted in an active market based on the net assets value of investees. The significant unobservable input is primarily the liquidity discounts, 28% for 2025. The estimated fair value would increase (decrease) if the liquidity discount rate were lower (higher).

(3)  Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2024 and 2025.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(4)  Movement in financial assets included in Level 3 of fair value hierarchy

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2024	$21,650	507	22,157
Addition	5,628	—	5,628
Disposal	(4,630)	—	(4,630)
Capital reduction of investment	(338)	—	(338)
Recognized in other comprehensive income	—	(213)	(213)
Recognized in profit or loss	1,244	—	1,244
December 31, 2024	$23,554	294	23,848

		Financial assets
	Financial assets	at fair value
	at fair value	through other
	through profit or	comprehensive
(in thousands)	loss	income	Total
January 1, 2025	$23,554	294	23,848
Acquisitions through business combinations	18	—	18
Addition	3,153	799	3,952
Disposal	—	—	—
Capital reduction of investment	(89)	—	(89)
Recognized in other comprehensive income	—	(469)	(469)
Recognized in profit or loss	1,152	—	1,152
December 31, 2025	$27,788	624	28,412

Note 23.  Financial Risk Management

(a)	Overview

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk
(2)	Liquidity risk
(3)	Market risk

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

For the years ended December 31, 2023, 2024 and 2025

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

The Company depends on two customers for majority of its revenues. The Company’s sales to these two customers as a percentage of revenues are as follows:

	Year Ended December 31,
	2023	2024	2025
Customer A and its affiliates	28.7%	26.4%	24.0%
Customer C	11.0%	8.3%	7.8%

The percentage of the Company’s accounts receivable accounted by customers, those representing more than 10% of total accounts receivable balance, is summarized as follows:

	December 31,	December 31,
	2024	2025
Customer A and its affiliates	29.1%	28.8%
Customer C	8.7%	6.0%

Refer to Note 10 for aging analysis of accounts receivable and the movement in the loss allowance.

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

At December 31, 2025, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

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

For the years ended December 31, 2023, 2024 and 2025

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31,	December 31,
	2024	2025

	(in thousands)
Total liabilities	$743,194	832,881
Less: cash and cash equivalents	218,148	257,504
	$525,046	575,377
Equity attributable to owners of Himax Technologies, Inc.	$890,061	893,392

Note 25.  Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Viewsil Microelectronics (Kunshan) Limited (Viewsil)(1)	Associates
Viewsil Technology Limited (VST)(1)	Associates
Ganzin Technology Corp.	Associates
Prilit Optronics, Inc.	Associates
Iris Optronics Co., Ltd.	Associates
Guangzhou Pixtalks Information Technology Co., Ltd.	Associates
Calumino Pty Limited(2)	Associates
Cheng Mei Materials Technology Corporation (CMMT)(3)	Other related parties
Ningbo Cheng Mei Materials Technology Co., Ltd.(3)	Other related parties

Note 1: Viewsil became a subsidiary of the Company from December 30, 2023. VST is the subsidiary of Viewsil.

Note 2: It became equity method investee of the Company in May 2025.

Note 3: CMMT resigned as a legal director and then lost significant influence on CM Visual Technology Corp. from June 25, 2024.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(b)	Significant transactions with related parties
(i)	Sales and accounts receivable

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Sales of goods
Associates	$8	54	103
Other related parties	111	11	—
	$119	65	103

	December 31,
	2024	2025

	(in thousands)
Accounts receivable
Associates	$—	10
Other related parties	31	—
	$31	10

(ii)	Purchase and accounts payable

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Purchase of raw materials
CMMT	$1,258	—	—

As of December 31, 2025, the related payable resulting from the aforementioned transaction was nil.

(iii)	Others

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Revenue from miscellaneous service
Associates	$78	92	58

Technical service fee
Viewsil	$1,140	—	—

Miscellaneous fee
CMMT	$458	—	—
Associates	—	11	—
	$458	11	—

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

	December 31,
	2024	2025

	(in thousands)
Other receivable
Associates	$13	22

Other payable
Associates	$—	364

(c)	Compensation of key management personnel

For the years ended December 31, 2023, 2024 and 2025, the aggregate cash compensation that the Company paid to the independent directors was $150 thousand, $150 thousand and $150 thousand, respectively. The aggregate share-based compensation that the Company paid to the independent directors was nil.

The compensation to key management personnel for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Short-term employee benefits	$1,790	1,781	1,195
Post-employment benefits	10	10	8
Share-based compensation	202	227	238
	$2,002	2,018	1,441

Note 26.  Pledged assets

		December 31,	December 31,
Pledged assets	Pledged to secure	2024	2025

		(in thousands)
Restricted cash and time deposit (1)	Short-term secured borrowings	$503,700	568,200
Restricted time deposits (1)	For customs duties	31	—
Land (2)	Long-term unsecured borrowings	27,500	27,500
Building and improvements (2)	Long-term unsecured borrowings	32,464	29,238
		$563,695	624,938

Note (1): The pledged assets are booked as restricted deposits and classified as current or noncurrent by its liquidity.

Note (2): Guarantee and collateral for long-term unsecured borrowings.

Note 27.  Commitments and Contingencies

(a)	As of December 31, 2024 and 2025, the Company had entered into several contracts for the acquisition of equipment and computer software. Total contract prices amounted to $15,845 thousand and $16,267 thousand, respectively. As of December 31, 2024 and 2025, the remaining commitments were $12,519 thousand and $7,095 thousand, respectively.
(b)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, management is not aware of any such claims that it believes could have a material adverse effect on the Company’s financial position or results of operations.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

(c)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.
(d)	The Company has entered into several wafer fabrication or assembly and testing service arrangements or multi-year purchase agreements with suppliers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements. The Company’s purchase obligations also include agreements to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of the transaction. Among all these purchase agreements, the longest termination term shall expire in 2030. Purchase obligations exclude agreements that are cancelable without penalty. Contractual obligations resulting from above purchase orders and agreements with known amounts approximate $1,258 million and $1,059 million as of December 31, 2024 and 2025 respectively. Of obligations under above purchase orders and agreements, at December 31, 2025, $423 million is expected to be paid in the next 12 months. The refundable deposits of the long term contract for purchase agreements with suppliers amounts approximate $231 million and $203 million as of December 31, 2024 and 2025, respectively.
(e)	The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. As of December 31, 2025, management is not aware of any pending litigation against the Company.

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

	Year Ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$751,326	155,476	906,802
Segment operating income (loss)	$92,699	(24,478)	68,221
Non operating income, net			9,114
Consolidated profit before income taxes			$77,335
Significant noncash items:
Share-based compensation	$697	550	1,247
Depreciation and amortization	$11,115	11,239	22,354

	Year Ended December 31, 2025
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Segment revenues	$665,797	166,376	832,173
Segment operating income (loss)	$61,737	(17,611)	44,126
Non operating income, net			10,741
Consolidated profit before income taxes			$54,867
Significant noncash items:
Share-based compensation	$391	339	730
Depreciation and amortization	$13,524	9,025	22,549

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

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

	For the year ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$567,137	98,421	665,558
Taiwan	116,145	22,183	138,328
Korea	51,672	10,015	61,687
Japan	16,372	8,203	24,575
America	—	12,545	12,545
Mexico	—	2,807	2,807
Others	—	1,302	1,302
	$751,326	155,476	906,802

	For the year ended December 31, 2025
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
China	$516,096	97,722	613,818
Taiwan	98,969	23,557	122,526
Korea	39,460	10,128	49,588
Japan	11,272	3,687	14,959
America	—	21,345	21,345
Mexico	—	4,847	4,847
Others	—	5,090	5,090
	$665,797	166,376	832,173

The following tables summarize information pertaining to the segment revenues from major product lines:

	For the year ended December 31, 2023
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$175,666	—	175,666
Display drivers for small and medium-sized applications	629,174	—	629,174
Non-driver products	—	140,588	140,588
	$804,840	140,588	945,428

	For the year ended December 31, 2024
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$125,936	—	125,936
Display drivers for small and medium-sized applications	625,390	—	625,390
Non-driver products	—	155,476	155,476
	$751,326	155,476	906,802

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

	For the year ended December 31, 2025
		Non-driver	Consolidated
	Driver IC	products	Total

	(in thousands)
Display drivers for large-sized applications	$90,665	—	90,665
Display drivers for small and medium-sized applications	575,132	—	575,132
Non-driver products	—	166,376	166,376
	$665,797	166,376	832,173

The carrying values of the Company’s property, plant and equipment are located in the following countries:

	December 31,	December 31,
	2024	2025

	(in thousands)
Taiwan	$117,784	116,829
U.S.	1,433	1,299
China	1,688	1,392
Korea	286	476
Japan	89	35
	$121,280	120,031

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Driver IC segment:
Customer A and its affiliates	$234,581	207,725	176,457
Customer C	102,719	73,696	61,701
	$337,300	281,421	238,158
Non-driver products segment:
Customer A and its affiliates	$36,770	31,276	23,648
Customer C	1,120	1,868	3,054
	$37,890	33,144	26,702

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective dates, is summarized as follows:

	December 31,	December 31,
	2024	2025

	(in thousands)
Customer A and its affiliates	$69,006	57,804
Customer C	20,521	12,122
	$89,527	69,926

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31,	December 31,
	2024	2025

	(in thousands)
Contract liabilities-current	$10,622	3,322

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Revenue recognized in the current reporting period amounted to $8,714 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2025, the Company did not recognize an asset in relation to costs to fulfill a service contract.

Note 29.  The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Recognized in cost of revenues	$4,680	7,174	6,421
Recognized in operating expenses	15,248	14,847	14,583
	$19,928	22,021	21,004

(b)	Amortization of intangible assets

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Recognized in cost of revenues	$72	57	10
Recognized in operating expenses	322	276	1,535
	$394	333	1,545

(c)	Employee benefits expense

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Salary	$125,813	115,626	110,828
Labor and health insurance	7,548	7,472	7,675
Pension	6,588	6,753	7,146
Others	6,545	6,674	7,217
	$146,494	136,525	132,866

Employee benefits expense summarized by function
Recognized in cost of revenues	$4,515	4,898	4,040
Recognized in operating expenses	141,979	131,627	128,826
	$146,494	136,525	132,866

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Note 30.  Himax Technologies, Inc. (the Parent Company only)

As a holding company, dividends received from Himax Technologies, Inc.’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.

The condensed separate financial information of Himax Technologies, Inc. is presented as follows:

Condensed Statements of Financial Position

	December 31,	December 31,
	2024	2025

	(in thousands)
Cash	$11,632	1,534
Other current assets	2,969	2,874
Financial asset at fair value through profit or loss	20,768	24,981
Investments in subsidiaries and affiliates	1,630,045	1,707,455
Total assets	$1,665,414	1,736,844

Current liabilities	$445	456
Current portion of long-term unsecured borrowings	6,000	6,000
Short-term secured borrowings	503,700	568,200
Debt borrowing from a subsidiary	236,708	246,296
Long-term unsecured borrowings	28,500	22,500
Total equity	890,061	893,392
Total liabilities and equity	$1,665,414	1,736,844

Himax Technologies, Inc. had no guarantees as of December 31, 2024 and 2025.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Condensed Statements of Profit or Loss

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Revenues	$—	—	—
Costs and expenses	547	618	562
Operating loss	(547)	(618)	(562)
Interest income	268	543	462
Changes in fair value of financial assets at fair value through profit or loss	1,639	1,238	1,063
Foreign currency exchange gains (losses), net	(102)	(166)	15
Finance costs	(12,371)	(11,201)	(3,301)
Loss on re-measurement of the pre-existing relationships in a business combination	(1,932)	—	—
Share of profits of subsidiaries and affiliates	63,661	89,959	46,260
Profit before income taxes	50,616	79,755	43,937
Income tax expense	—	—	—
Profit for the year	$50,616	79,755	43,937

Condensed Statements of Other Comprehensive Income

	Year Ended December 31,
	2023	2024	2025

	(in thousands)
Profit for the year	$50,616	79,755	43,937
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	8	—	—
Unrealized gain on financial assets at fair value through other comprehensive income	152	9,427	27,810
Income tax related to items that will not be reclassified subsequently	1	—	—
Items that may be reclassified subsequently to profit or loss:
Foreign operations - foreign currency translation differences	(123)	(626)	273
Other comprehensive income for the year, net of tax	38	8,801	28,083
Total comprehensive income for the year	$50,654	88,556	72,020

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2023, 2024 and 2025

Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2024	2025

	(in thousands)
Cash flows from operating activities:
Profit for the year	$50,616	79,755	43,937
Adjustments for:
Changes in fair value of financial assets at fair value through profit or loss	(1,639)	(1,238)	(1,063)
Interest income	(268)	(543)	(462)
Finance costs	12,371	11,201	3,301
Share of profits of subsidiaries and affiliates	(63,661)	(89,959)	(46,260)
Loss on re-measurement of the pre-existing relationships in a business combination	1,932	—	—
Unrealized foreign currency exchange losses	96	—	—
	(553)	(784)	(547)
Changes in:
Other current assets	(1)	(200)	9
Other current liabilities	96	55	342
Cash generated from operating activities	(458)	(929)	(196)
Interest received	218	329	33
Interest paid	(5,891)	(3,783)	(3,502)
Net cash used in operating activities	(6,131)	(4,383)	(3,665)
Cash flows from investing activities:
Acquisitions of financial asset at amortized cost	(185)	(62)	—
Proceeds from disposals of financial asset at amortized cost	—	5,481	—
Acquisitions of financial assets at fair value through profit or loss	(4,166)	(5,064)	(3,150)
Acquisitions of financial assets at fair value through other comprehensive income	—	(1,000)	(2,500)
Acquisitions of equity method investments	—	(1,236)	(1,470)
Net cash used in investing activities	(4,351)	(1,881)	(7,120)
Cash flows from financing activities:
Purchase of treasury stock	—	(832)	(4,514)
Prepayments for purchase of treasury stock	—	(2,168)	514
Payments of cash dividends	(83,720)	(50,670)	(64,492)
Payments of dividend equivalents	(148)	(233)	(218)
Repayments of long-term unsecured borrowings	(6,000)	(6,000)	(6,000)
Proceeds from short-term secured borrowings	1,383,300	1,780,300	2,139,800
Repayments of short-term secured borrowings	(1,299,600)	(1,729,600)	(2,075,300)
Proceeds from issue of RSUs from subsidiaries	2,343	2,460	1,318
Proceeds from debt from a subsidiary	182,230	203,230	212,809
Repayments of debt from a subsidiary	(167,230)	(182,230)	(203,230)
Net cash provided by financing activities	11,175	14,257	687
Net increase in cash	693	7,993	(10,098)
Cash at beginning of year	2,946	3,639	11,632
Cash at end of year	$3,639	11,632	1,534

Note 31.  Subsequent Events

After the reporting date, the Company received an early-stage communication referencing potential breach of contract term. No formal claims or proceedings have been initiated. Management considers this a non-adjusting event under IAS 10 and is unable to reasonably estimate any potential impact at this early stage.